Form 20-F
period 2006-12-31
Solarfun Power Holdings Co., Ltd.
filed 2007-07-02
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1- 33208
SOLARFUN POWER HOLDINGS CO., LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands

(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered

American Depositary Shares	Nasdaq Global Market
Ordinary Shares, par value US$0.0001 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:
239,994,754 Ordinary Shares, par value US$0.0001 per share
12,000,000 American Depositary Shares, each representing five Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐      Accelerated Filer ☑      Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

INTRODUCTION
     Unless otherwise indicated, references in this annual report to:
•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 95%, 420,000 125mm x 125mm or 280,000 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 3.7 W of power, respectively, and that each PV module contains 72 PV cells;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity into the electricity transmission grid;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.
     References in this annual report on Form 20-F to our annual manufacturing capacity assume 24 hours of operation per day for 350 days per year.
     Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Solarfun Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries.
     All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—

Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 29, 2007, the noon buying rate was RMB7.6120 to $1.00.
     We completed the initial public offering of 12,000,000 ADSs, each representing five ordinary shares on December 26, 2006. On December 20, 2006, we listed our ADSs on the Nasdaq Global Market under the symbol “SOLF.”
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
          The following selected consolidated statement of operations data, other financial data and consolidated balance sheet data have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated statements of operations for the period from August 27, 2004 (inception) to December 31, 2004, the year ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2004, 2005 and 2006 have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those consolidated financial statements is included elsewhere in this annual report on Form 20-F, and the selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from
	August 27, 2004
	(Inception) to	Year Ended December 31,
	December 31, 2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenue
PV modules	—	165,636	604,317	77,436
PV cells	—	542	7,182	920
PV cells processing	—	—	19,408	2,487

Total net revenue	—	166,178	630,907	80,843

Cost of revenue
PV modules	—	(139,481)	(434,493)	(55,675)
PV cells	—	(422)	(5,983)	(766)
PV cells processing	—	—	(6,054)	(776)

Total cost of revenue	—	(139,903)	(446,530)	(57,217)

	Period from
	August 27, 2004
	(Inception) to	Year Ended December 31,
	December 31, 2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Gross profit	—	26,275	184,377	23,626
Operating expenses
Selling expenses	—	(5,258)	(11,883)	(1,523)
General and administrative expenses	(629)	(4,112)	(52,214)	(6,690)
Research and development expenses	—	(750)	(6,523)	(836)

Total operating expenses	(629)	(10,120)	(70,620)	(9,049)

Consolidated Statement of Operations Data
Operating profit (loss)	(629)	16,155	113,757	14,577
Interest expenses	—	(123)	(8,402)	(1,077)
Interest income	22	95	1,326	170
Exchange losses	—	(1,768)	(4,346)	(557)
Other income	—	215	902	116
Other expenses	—	(260)	(836)	(107)
Change in fair value of embedded foreign currency derivative	—	—	(163)	(21)
Government grant	—	—	852	109

Net income (loss) before tax and minority interests	(607)	14,314	103,090	13,210
Income tax benefit	—	96	3,132	401
Minority interest	—	—	(301)	(39)

Net income (loss)	(607)	14,410	105,921	13,572

Net income (loss) attributable to ordinary shareholders	(607)	14,410	98,695	12,646

Net income (loss) per share
— Basic	(0.01)	0.26	0.95	0.12
— Diluted	(0.01)	0.22	0.74	0.09
Shares used in computation
— Basic	51,994,399	54,511,540	103,631,832	103,631,832
— Diluted	51,994,399	66,366,469	142,108,460	142,108,460
Net income (loss) per ADS
— Basic	(0.05)	1.32	4.76	0.61
— Diluted	(0.05)	1.09	3.72	0.48
Shares used in computation
— Basic	10,398,880	10,902,308	20,726,366	20,726,366
— Diluted	10,398,880	13,273,294	28,421,692	28,421,692

	Period from
	August 27, 2004
	(Inception) to	Year Ended December 31,
	December 31, 2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except margin and other operating data)
Other Financial Data
Gross margin	—	15.8%		29.2%
Operating margin	—	9.7%		18.0%
Net margin	—	8.7%		16.8%
Net cash from (used in) operating activities	(8,180)	(76,582)	(523,061)	(67,024)

	Period from
	August 27, 2004
	(Inception) to	Year Ended December 31,
	December 31, 2004	2005	2006
	(RMB)	(RMB)	(RMB)		(US$)
	(in thousands, except margin and other operating data)
Capital expenditures	(295)	(37,464)	(190,047)		(24,352)
Other Operating Data
Amount of PV cells produced (including PV cell processing) (in MW)	—	1.0 (1)	26.2	(2)
Amount of PV modules produced (in MW):	—	5.5	19.6
Average selling price (in US$/W):
PV cells(3)	—	3.00	3.07
PV modules(4)	—	3.93	3.99

(1)	Of which 0.9 MW was used in our PV module production.

(2)	Of which 19.9 MW was used in our PV module production.

(3)	All sales contracts for PV cells are denominated in Renminbi. Translations of Renminbi into U.S. dollars have been made at period end exchange rates.

(4)	Represents the average unit selling price in U.S. dollars specified in the sales contracts for PV modules.
     The following table represents a summary of our consolidated balance sheet data as of December 31, 2004, 2005, and 2006.

	As of December 31,
	2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	3,525	7,054	1,137,792	145,794
Restricted cash	—	22,229	33,822	4,334
Accounts receivable (net of allowance for doubtful accounts of RMB11,322,000 (US$1,450,775) as of December 31, 2006)	—	—	147,834	18,943
Inventories	4,511	76,819	372,504	47,732
Advance to suppliers	4,850	61,312	238,178	30,520
Other current assets	762	20,705	75,525	9,677
Amount due from related parties	18,000	—	153	20
Fixed assets, net	292	55,146	207,449	26,582
Intangible assets, net	—	—	12,897	1,653
Total assets	31,940	243,361	2,230,432	285,803
Short-term bank borrowings	—	20,000	379,900	48,680
Long-term bank borrowings, current portion	—	—	16,000	2,050
Accounts payable	2,221	18,794	51,452	6,593
Notes payable	—	20,000	14,020	1,796
Accrued expenses and other liabilities	301	22,920	33,619	4,308
Customer deposits	—	55,319	17	2
Amount due to related parties	25	32,658	24,486	3,138
Long-term bank borrowings, non- current portion	—	—	15,000	1,922
Total liabilities	2,547	169,691	542,066	69,459
Minority interests	—	—	10,151	1,301
Total shareholders’ equity	29,393	73,670	1,678,215	215,043
Total liabilities, preference shares and shareholders’ equity	31,940	243,361	2,230,432	285,803

Exchange Rate Information
     This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 29, 2007, the noon buying rate was RMB7.6120 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2001	8.2766	8.2772	8.2709	8.2786
2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
December	7.8041	7.8219	7.8041	7.8350
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7248	7.7090	7.7345
May	7.6516	7.6772	7.6463	7.7065
June (through June 29, 2007)	7.6120	7.6333	7.6120	7.6680

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors

Risks Related to Our Company and Our Industry
Evaluating our business and prospects may be difficult because of our limited operating history, and our past results may not be indicative of our future performance.
     There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began operations in August 2004 and shipped our first PV modules and our first PV cells in February 2005 and November 2005, respectively. Our business has grown and evolved at a rapid rate since we started our operations. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and we may not be able to achieve a similar growth rate in future periods. In particular, our future success will require us to continue to increase the manufacturing capacity of our facilities significantly beyond their current capacities. Moreover, our business model, technology and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. Therefore, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company with a relatively short operating history in a competitive industry seeking to develop and manufacture new products in a rapidly growing market, and you should not rely on our past results or our historic rate of growth as an indication of our future performance.
Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output, which is subject to significant risks and uncertainties. If we fail to achieve this expansion, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitive position or improve our profitability.
     Our future success depends on our ability to significantly increase both our manufacturing capacity and output. We plan to expand our business to address growth in demand for our products, as well as to capture new market opportunities. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:
•	the need for additional funding to purchase and prepay for raw materials or to build manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	the inability to obtain or delays in obtaining required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
     In order to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth.
     If we encounter any of the risks described above, or are otherwise unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitiveness or improve our profitability, and our business, financial condition, results of operations and prospects will be adversely affected.
We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.
     We currently sell a substantial portion of our PV products to a limited number of customers. Customers accounting for more than 10% of our net revenue accounted for an aggregate of 50.8% and 71.2% of our net revenue in 2005 and 2006, respectively. Most of our large customers are located in Europe, particularly Germany, Italy and Spain. The loss of sales to any one of these customers would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of our competitors’ products;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers;

•	any adverse change in the bilateral or multilateral trade relationships between China and European countries, particularly Germany; and

•	failure of any of our significant customers to make timely payment for our products.
     We expect our operating results to continue to depend on sales to a relatively small number of customers for the foreseeable future, as well as the ability of these customers to sell solar power products that incorporate our PV products. In addition, we are currently in the process of renegotiating our framework sales contract with one of our key customers in Spain, Social Capital S.L. The framework contract, which was entered into in 2006, calls for Social Capital S.L. to purchase 20 MW of PV modules by the end of 2007, and 84 MW in total from 2007 to 2008. While we believes the PV market in Spain in general will exhibit strong growth in 2007, due to current market conditions and other factors, the parties have recognized that it will be necessary to renegotiate the volume, payment, delivery schedule, and other related terms contained in such framework contract. It is unclear at present what the final renegotiated terms of that agreement will be.
     Furthermore, our customer relationships have been developed over a short period of time and are generally in preliminary stages. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our customers and revenue. Moreover, our business, financial condition, results of operations and prospects are affected by competition in the market for the end products manufactured by our customers, and any decline in their business could materially harm our revenue and profitability.
We are currently experiencing an industry-wide shortage of silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.
     Silicon wafers are an essential raw material in our production of PV products. Silicon is created by refining quartz or sand, and is melted and grown into crystalline ingots or other forms. Some of our suppliers procure silicon ingots from companies that specialize in ingot growth and then slice these ingots into wafers. We depend on our suppliers for timely delivery of silicon wafers in sufficient quantities and satisfactory quality, and any disruption in supply or inability to obtain silicon wafers at an acceptable cost or at all, will materially and adversely affect our business and operations.
     There is currently an industry-wide shortage of silicon and silicon wafers, which has resulted in significant price increases. Based on our experience, the average prices of silicon and silicon wafers may continue to increase. Moreover, we expect the shortages of silicon and silicon wafers to continue as the solar power industry continues to grow and as additional manufacturing capacity is added. Silicon wafers are also used in the semiconductor industry generally and any increase in demand from that sector will exacerbate the current shortage. The production of silicon and silicon wafers is capital intensive and adding manufacturing capacity requires significant lead time. While we are aware that several new facilities for the manufacture of silicon and silicon wafers are under construction, we do not believe that the supply shortage will be remedied in the near term. We expect that the demand for silicon and silicon wafers will continue to outstrip supply for the foreseeable future.
     We have attempted to ease our supply shortages by prepaying for silicon and silicon wafers and establishing strategic relationships with certain suppliers. However, we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantities or at acceptable prices. In particular, since some of our suppliers do not themselves manufacture silicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient silicon to satisfy their contractual obligations to us. In addition, we, like other companies in the PV industry, compete with companies in the semiconductor industry for silicon wafers, and companies in that sector typically have greater purchasing power and market influence than companies in the PV industry. We acquire silicon wafers from our suppliers mostly through short-term supply arrangements for periods ranging from several months to two years. This subjects us to the risk that our suppliers may cease supplying silicon wafers to us for any reason, including due to uncertainties in their financial viability. These suppliers could also choose not to honor such contracts. If either of these circumstances occurs, our supply of critical raw materials at reasonable costs and our basic ability to conduct our business could be severely restricted. Moreover, since some of our supply contracts may require prepayment of a substantial portion of the contract price, we may not be able to recover such prepayments and we would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Furthermore, we have not fixed the price for some of the silicon wafers supply contracts for 2007 with some of our suppliers. As a result, the price we will need to pay may need to be adjusted to reflect the prevailing market price around the time of delivery, which may be higher than we expect. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may materially and adversely impact our cost of revenue, gross margins and profitability.
     There are a limited number of silicon wafer suppliers, and many of our competitors also purchase silicon wafers from these suppliers. Since we have only been purchasing silicon wafers in bulk for approximately two years, our competitors may have longer and stronger relationships with these suppliers than we do. As we intend to significantly increase our manufacturing output, an inadequate allocation of silicon wafers would have a material adverse effect on our expansion plans. Moreover, the inability to obtain silicon wafers at commercially reasonable prices or at all would harm our ability to meet existing and future customer demand for our products, and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.
Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.
     In 2005 and 2006, our five largest suppliers supplied in the aggregate 71.3% and 50.9%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. In particular, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform during 2006 on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts, resulting in an aggregate decrease in the delivered or committed supply under these contracts from approximately 142 MW to approximately 71 MW for the period from June 2006 to June 2008. We cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.
Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fix-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability.
     We have in the past secured, and plan to continue to secure, our supply of silicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In 2006, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of silicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenue would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our revenue and profitability may be materially reduced.
We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
     We typically require a significant amount of cash to fund our operations, especially prepayments to suppliers to secure our silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering and existing credit facilities will be sufficient to meet our anticipated needs for 2007. However, future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.
     If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.
We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
     In 2005 and 2006, a substantial majority of our revenue was generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:
•	fluctuations in currency exchange rates of the U.S. dollar, Euro and other foreign currencies against the Renminbi;

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing and sales activities in various countries;

•	difficulty and costs relating to compliance with different commercial and legal requirements in the jurisdictions in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
     If we are unable to effectively manage these risks, our ability to conduct or expand our business abroad would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to compete in the highly competitive solar energy market, our revenue and profits may decrease.
     The solar energy market is very competitive. We face competition from a number of sources, including domestic, foreign and multinational corporations. We believe that the principal competitive factors in the markets for our products are:
•	manufacturing capacity;

•	power efficiency;

•	range and quality of products;

•	price;

•	strength of supply chain and distribution network;

•	after-sales services; and

•	brand image.
     Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may have stronger relationships or have or may enter into exclusive relationships with key suppliers, distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration, and we may also face competition from semiconductor manufacturers, several of which have already announced their intention to commence production of PV cells and PV modules. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.
     In the immediate future, we believe that the competitive arena will increasingly center around securing silicon supply and forming strategic relationships to secure supply of key components and technologies. Many of our competitors have greater access to silicon supply or have upstream silicon wafer manufacturing capabilities. We believe that as the supply of silicon stabilizes over time, competition will become increasingly based upon more traditional marketing and sales activities. Since we have conducted limited advertising in the past, the greater sales and marketing resources, experience and name recognition of some of our competitors may make it difficult for us to compete if and when this transition occurs.
     In addition, the solar power market in general competes with other sources of renewable energy as well as conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market and our business and prospects could suffer.
Our profitability depends on our ability to respond to rapid market changes in the solar energy industry, including by developing new technologies and offering additional products and services.
     The solar energy industry is characterized by rapid increases in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to constantly offer more sophisticated products and services in order to respond to competitive industry conditions and customer demands. If we fail to develop, or obtain access to, advances in technologies, or if we are not able to offer more sophisticated products and services, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for products using older technologies. As a result, if we are not able to reduce the costs associated with our products, the profitability of any given product, and our overall profitability, may decrease over time. Furthermore, technologies developed by our competitors may provide more advantages than ours for the commercialization of PV products, and to the extent we are not able to refine our technology and develop new PV products, our existing products may become uncompetitive and obsolete.
     In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the solar energy industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level expected, and we may not be able to successfully adapt existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.
     Moreover, in response to the rapidly evolving conditions in the solar energy industry, we plan to expand our business downstream to provide system integration products and services. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the system integration sector. We cannot assure you that we will succeed in expanding our business downstream. If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue penetrating the solar energy market, as well as our revenue growth and profitability, will be materially and adversely affected.
Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration, revenue growth and profitability. In addition, such strategic acquisitions, alliances and investments themselves entail significant risks that could materially and adversely affect our business.
     We are pursuing expansion into downstream system integration services through our subsidiary, Shanghai Linyang, and we are considering pursuing upstream silicon feedstock sourcing through strategic partnerships and investments. We intend to continue to establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. In addition, we intend to make strategic acquisitions and investments in the future. These types of transactions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers and may require significant attention from our management, and the diversion of our management’s attention could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations. Furthermore, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
     Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. In addition, changes in government policies, both domestically and internationally, that are not favorable to the development of the solar energy industry, may also have a material adverse effect on the success of our strategic acquisitions, investments and alliances.
Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability claims against us could result in adverse publicity and potentially significant monetary damages.
     Our PV modules are typically sold with a two-year unlimited warranty for technical defects, a 10-year warranty against declines greater than 10%, and a 20 or 25-year warranty against declines of greater than 20%, in their initial power generation capacity. As a result, we bear the risk of extensive warranty claims for an extended period after we have sold our products and recognized revenue. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005 and 2006, our accrued warranty costs totaled RMB1.5 million and RMB7.6 million (US$1.0 million), respectively.
     In addition, as we purchase the silicon and silicon wafers and other components that we use in our products from third parties, we have limited control over the quality of these raw materials and components. Unlike PV modules, which are subject to certain uniform international standards, silicon and silicon wafers generally do not have uniform international standards, and it is often difficult to determine whether product defects are a result of the silicon or silicon wafers or other components or reasons. Furthermore, the silicon and silicon wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products, provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means. Product failures and related adverse publicity may also damage our market reputation and cause our sales to decline.
     As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of the solar power products we sell results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. In addition, we have not made provisions for potential product liability claims and we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Moreover, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.
If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and our revenue and profitability would be reduced.
     The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:
•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry or other energy resource industries;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when the overall economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.
Existing regulations and policies governing the electricity utility industry, as well as changes to these regulations and policies, may adversely affect demand for our products and materially reduce our revenue and profits.
     The electric utility industry is subject to extensive regulation, and the market for solar energy products, including PV products, is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continue to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.
     Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. We also have to comply with the requirements of individual localities and design equipment to comply with varying standards applicable in the jurisdictions where we conduct business. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.
The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a materially adverse effect on our business and prospects.
     We believe that the near-term growth of the market for “on-grid” applications, where solar energy is used to supplement a customer’s electricity purchased from the electric utility, depends in large part on the availability and size of government subsidies and economic incentives. As a portion of our sales is in the on-grid market, the reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition, which could decrease demand for our products and reduce our revenue.
     The cost of solar energy currently substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain and the United States, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
The lack or inaccessibility of financing for off-grid solar energy applications could cause our sales to decline.
     Our products are used for “off-grid” solar energy applications in developed and developing countries, where solar energy is provided to end users independent of an electricity transmission grid. In some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If existing financing programs for off-grid solar energy applications are eliminated or if financing becomes inaccessible, the growth of the market for off-grid solar energy applications may be materially and adversely affected, which could cause our sales to decline. In addition, rising interest rates could render existing financings more expensive, as well as serve as an obstacle for potential financings that would otherwise spur the growth of the PV industry.
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
     We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as expend our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
     Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.
We may be exposed to infringement or misappropriation claims by third parties, particularly in jurisdictions outside China which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.
     Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as litigation becomes more common in the PRC, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:
•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.
We may not be able to obtain sufficient patent protection on the technology embodied in the PV products we currently manufacture and sell, which could reduce our competitiveness and increase our expenses.
     Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the PV cells we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of December 31, 2006, we had one issued patent and five pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.
     Our future success depends substantially on the continued services of some of our directors and key executives. In particular, we are highly dependent upon our directors and officers, including Mr. Yonghua Lu, chairman of our board of directors and chief executive officer, Mr. Hanfei Wang, our director and chief operating officer, Mr. Kevin C. Wei, our chief financial officer, Mr. Yuting Wang, our chief engineer, and Ms. Xihong Deng, our director and executive vice president. If we lose the services of one or more of these directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new directors and officers, particularly those with a significant mix of both international and China-based solar power industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In particular, it is anticipated that Ms. Xihong Deng, who currently serves as our executive vice president in charge of international business development as a secondee from Hony Capital II, L.P., one of our shareholders, will step down from that position by the end of 2007 or earlier, and we may be unable to identify an appropriate replacement for her before her departure date. In addition, if any of these directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of these directors and executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all of these directors and executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.
     Competition for personnel in the solar energy industry in China is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other PV technology companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.
Our independent auditors, in the course of auditing our consolidated financial statements for the year ended December 31, 2006 noted significant deficiencies in our internal controls that collectively were deemed to constitute a material weakness. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of the internal control over financial reporting of our company in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
     Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in December 2006, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In connection with their audits of our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005, our auditors, an independent registered public accounting firm, noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” as defined in standards established by the U.S.

Public Company Accounting Oversight Board. These material weaknesses previously identified by our independent auditors, which could have resulted in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected, consisted of inadequate independent oversight and inadequate personnel resources, processes and documentation to address reporting requirements under U.S. GAAP and relevant U.S. Securities and Exchange Commission, or SEC, regulations.
     In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. In addition to appointing a chief financial officer in July 2006 to lead our company’s financial and risk management and a principal accounting officer in August 2006, both of whom have extensive audit experience and U.S. GAAP knowledge, we established in November 2006 an audit committee composed entirely of independent directors to oversee the accounting and financial reporting processes as well as external and internal audits of our company.
     In the course of auditing our consolidated financial statements as of and for the nine months ended September 30, 2006, our auditors noted improvements in our internal controls, as well as certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting. Specifically, written intentions to grant share options to certain of our employees should have been disclosed in the previously issued December 31, 2004, December 31, 2005 and March 31, 2006 financial statements as a subsequent event. This material weakness could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected. However, our management believes that none of the specific deficiencies identified has individually or collectively had a material adverse effect on our financial statements, and these deficiencies were not related to any fraudulent acts. In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2006, our auditors concluded that this material weakness still existed and our financial statement closing processes could and should be further enhanced.
     To address this material weakness, we have undertaken additional initiatives to strengthen our internal control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives have included hiring additional qualified professionals with relevant experience for our finance and accounting department and increasing the level of interaction among our management, audit committee, independent auditors and other external advisors. We are also in the process of implementing additional measures to further make improvements, including providing specialized training for our existing personnel. However, the implementation of these initiatives may not fully address these deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct these deficiencies or our failure to discover and address any other weaknesses or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.
     We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2007. In addition, beginning at the same time, our auditors must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management does conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.
We have very limited insurance coverage and we are subject to the risk of damage due to fires or explosions because some materials we use in our manufacturing processes are highly flammable.

     We do not maintain any third-party liability insurance coverage or any insurance coverage for business interruption or environmental damage arising from accidents that occur in the course of our operations. As a result, we may have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our financial condition and results of operations.
     Furthermore, we are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any explosion or fire, the risks associated with these gases cannot be completely eliminated. We have adopted various measures, such as using special gas treatment equipment, to minimize such risk. Although we maintain fire insurance coverage, it may not be sufficient to cover all of our potential losses due to an explosion or fire. Moreover, if any of our production lines or equipment were to be damaged or cease operation as a result of an explosion or fire, it would temporarily reduce our manufacturing capacity and may result in investigations or penalties by relevant regulatory authorities, which could materially and adversely affect our business, financial condition and results of operations.
Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.
     We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. We are in compliance with current environmental regulations to conduct our business as it is presently conducted. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as our financial condition and results of operations.
     The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive, requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment, or the RoHS Directive, restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Currently, we are not required under the WEEE or RoHS Directives to collect, recycle or dispose any of our products. However, the Directives allow for future amendments subjecting additional products to the Directives’ requirements. If, in the future, our solar modules become subject to such requirements, we may be required to apply for an exemption. If we were unable to obtain an exemption, we would be required to redesign our solar modules in order to continue to offer them for sale within the European Union, which would be impractical. Failure to comply with the Directives could result in the imposition of fines and penalties, the inability to sell our solar modules in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.
Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.
     In accordance with the current PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, our major subsidiary, Jiangsu Linyang Solarfun Co., Ltd., or Linyang China is currently subject to a preferential enterprise income tax rate of 24% and a local income tax rate of 3%. In addition, under these taxation laws and regulations, Linyang China was exempted from enterprise income tax for 2005 and 2006 and will be taxed at a reduced rate of 12% in 2007, 2008 and 2009. From 2005 until the end of

2009, Linyang China is also exempted from the 3% local income tax. From 2010 onward, Linyang China will be taxed at a rate of 27%, consisting of 24% enterprise income tax and 3% local income tax. Furthermore, Linyang China is entitled to a two-year income tax exemption for 2006 and 2007 and a reduced tax rate of 12% for the following three years on income generated from its increased capital resulting from our contribution to Linyang China of the funds we received through issuances of our series A convertible preference shares in June and August 2006. As these tax incentives expire, the effective tax rate of Linyang China will increase significantly, and any increase of Linyang China’s enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.
     In addition, on March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law will take effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Linyang China, to be set out in more detailed implementing rules to be adopted in the future. Linyang China’s applicable tax rate may gradually increase to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.
Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.
     Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 5% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.
     A substantial portion of our sales is denominated in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. As a result, the revaluation of the Renminbi in July 2005 has increased, and further revaluations could further increase, our costs. In addition, as we rely entirely on dividends paid to us by Linyang China, our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
     Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB1.8 million and RMB4.3 million (US$0.6 million) in 2005 and 2006, respectively. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

     Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
One of our existing shareholders has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.
     Mr. Yonghua Lu, chairman of our board of directors and chief executive officer, currently beneficially owns 32.2% of our outstanding share capital. Accordingly, Mr. Lu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering.
If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.
     We adopted a share incentive plan for our employees in November 2006, pursuant to which we may issue options to purchase up to 10,799,685 ordinary shares. As of June 30, 2007, options to purchase 8,922,998 ordinary shares had been granted under this plan. As a result of these option grants and potential future grants under this plan, we expect to incur significant share compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. Fair value is determined based on an independent third party valuation. We have adopted Statement of Financial Accounting Standard No. 123 (revised 2004) for the accounting treatment of our share incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, our share incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel. We cannot assure you that employee share options or other share-based compensation we may grant in the future, would not have a material adverse effect on our profitability.
We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.
     We may become a passive foreign investment company for U.S. federal income tax purposes for any year. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. For a detailed discussion of the passive foreign investment company rules, please see “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company” below. We urge U.S. investors to consult their own tax advisors with respect to the U.S. federal income tax consequences of their investment.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
     Substantially all of our operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.
     While the PRC economy has grown significantly over the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.
     Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, the PRC government has, in recent years, promulgated certain laws and regulations and initiated certain government-sponsored programs to encourage the utilization of new forms of energy, including solar energy. We cannot assure you that the implementation of these laws, regulations and government programs will be beneficial to us. In particular, any adverse change in the PRC government’s policies towards the solar power industry may have a material adverse effect on our operations as well as on our plans to expand our business into downstream system integration services.
Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
     We conduct substantially all of our business through our operating subsidiary in the PRC, Linyang China, a Chinese wholly foreign-owned enterprise. Linyang China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

     We are a holding company and conduct substantially all of our business through our operating subsidiary, Linyang China, which is a limited liability company established in China. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Linyang China is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Linyang China is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Linyang China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.
     A significant portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, Linyang China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
     Foreign exchange transactions by Linyang China under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if Linyang China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Linyang China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of Linyang China to obtain foreign exchange through debt or equity financing.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.
     SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.
Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.
     On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the opinion of our PRC legal counsel, Grandall Legal Group, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC would not require us to obtain their approval for our initial public offering and listing and trading of our ADSs on the Nasdaq Global Market, given the fact that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, unless we are clearly required to do so by possible later rules of CSRC. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
We face risks related to health epidemics and other outbreaks.
     Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs may be volatile.

     The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	additions or departures of our directors, executive officers and key research personnel; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs.
     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.
Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.
     Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2007, we had 240,024,754 ordinary shares outstanding, including 60,000,000 ordinary shares represented by 12,000,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the effectiveness of the registration statement from our initial public offering and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
     Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
     Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
You may be subject to limitations on transfers of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to you or may dispose of such rights and make the net proceeds available to you. As a result, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
     In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
     The Cayman Islands courts are also unlikely:
•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
     There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We commenced operations through Linyang China, in August 2004. Linyang China was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006. In March and April 2006, we established two majority-owned subsidiaries in China, Shanghai Linyang and Sichuan Jiayang, respectively, to expand our business into new markets and sectors. In April 2007, we established Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd. as part of our effort to strengthen our research and development capabilities. In May 2007, we also incorporated a trading company, Solarfun Power Hong Kong Limited in Hong Kong, to strengthen our overseas sales force.
     In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments Limited and

two individual investors. The proceeds we received from this transaction, before deduction of transaction expenses, were US$53 million.
     Our principal executive offices are located at 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China. Our telephone number at this address is (86-513) 8330-7688 and our fax number is (86-513) 8311-0367. Our registered office in the Cayman Islands is at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
     Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.solarfun.com.cn. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
     We are an established manufacturer of both photovoltaic, or PV, cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors. We also provide PV cell processing services for some of our silicon suppliers. We conduct our business in China through our operating subsidiary, Jiangsu Linyang Solarfun Co., Ltd., or Linyang China. In addition, we recently incorporated Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, to provide system integration services in China whereby we tailor our PV products for specific customers’ needs and link them with the end-use devices that require solar power. In the fourth quarter of 2006, Shanghai Linyang entered into a contract with Shanghai Qianwei New Energy Development Company Limited to provide 0.8 MW of PV modules to be used in a 1 MW solar power plant project in Shanghai. As of the date of this annual report, Shanghai Linyang has fully performed under this agreement.
     We currently operate four PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on these lines in November 2005, September 2006 and March 2007, respectively. In order to meet the fast-growing market demands for solar products, we plan to significantly expand our PV cell manufacturing capacity over the next several years. We expect that, by the end of 2007, the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 240 MW. In addition, we plan to achieve an aggregate annual manufacturing capacity of 360 MW by the end of 2008.
     We increased our annual PV module manufacturing capacity to 80 MW in March 2007, and plan to achieve an aggregate annual manufacturing capacity of 180 MW by the end of 2007 and 300 MW by the end of 2008. In addition, we established Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, in April 2006, to increase our PV module production capacity. Sichuan Jiayang currently has 10 MW PV module assembly capacity. In addition, we are in the process of constructing a “building integrated” PV production line, which is expected to commence trial production in the third quarter of 2007. A “building integrated” PV system integrates PV modules into the core structure of a building’s roof or facade.
     We have experienced significant revenue and earnings growth since our establishment in August 2004. Our net revenue and net income were RMB166.2 million in 2005 and RMB630.9 million (US$80.8 million) in 2006, respectively. We had net income of RMB105.9 million (US$13.6 million) in 2006, compared to RMB14.4 million in 2005.

Our Products and Services
     Our products and services include PV cells, PV modules and PV cell processing services. The table below shows our net revenue derived from the sales of PV cells, PV modules, the provision of PV cell processing services, and the percentage contribution of each of these products and services to our net revenue, for the periods indicated:

	Year Ended December 31,
	2005		2006
Products and Services	Net Revenue	%	Net Revenue	%
	(In thousands of Renminbi, except percentages)
PV cells	542	0.3%	7,182	1.1%
PV modules	165,636	99.7%	604,317	95.8%
PV cell processing	—	—	19,408	3.1%
Our Products
PV Cells
     A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(em)	Power (W)
Monocrystalline silicon cell	125 × 125	15.0 - 17.2%	200 - 220	2.23 - 2.56
	156 × 156	15.0 - 16.8%	200 - 220	3.60 - 4.03
Multicrystalline silicon cell	125 × 125	14.5 - 16.0%	220 - 240	2.19 - 2.50
	156 × 156	14.5 - 15.8%	220 - 240	3.41 - 3.85
     The key technical efficiency measurement of PV cells is the conversion efficiency rate. In general, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. The average conversion efficiency rate of our monocrystalline PV cells generally ranges between 16.1% and 16.5%.
     We currently produce a variety of PV cells ranging from 200 microns to 240 microns in thickness, with the substantial majority of these PV cells having a thickness of 220 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.
PV Modules
     A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5W to 280W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising expansion of on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 160W and 200W. We sell approximately 90% of our PV modules under our proprietary “Solarfun” brand, and approximately 10% of our PV modules under the brand names of our customers.
     The following table sets forth the types of PV modules we manufacture with the specifications indicated.

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)
Monocrystalline silicon	1580 × 808 × 45	15	160 - 185
	1494 × 1000 × 45	18	190 - 210
Multicrystalline silicon	1580 × 808 × 45	15	155 - 180
	1494 × 1000 × 45	18	185 - 205
     We believe our PV cells and modules are highly competitive with other products in the solar energy market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.
Our Services
PV Cell Processing
     We provide PV cell processing services to convert silicon wafers into PV cells on behalf of third parties, including some of our silicon suppliers. For these PV cell processing service arrangements, we “purchase” raw materials from a customer and at the same time agree to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. We record the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as processing service revenue and the production costs incurred related to providing the processing services are recorded as service processing costs within cost of revenue.
Solar System Integration
     A solar application system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity. On March 29, 2006, we incorporated our 83%-owned subsidiary, Shanghai Linyang. We have commenced our commercial activities to provide solar system integration services to end-users in China through Shanghai Linyang. We intend to focus on designing and installing solar application systems based on customers’ specific requirements, using PV modules we manufacture under our “Solarfun” brand. Shanghai Linyang’s personnel have previously been involved in several on-grid and off-grid pilot projects in China, including the Shanghai Xinzhuang Industry Park 3 KW on-grid application system, the Shanghai Charity Foundation 3 KW on-grid application system and the Shanghai Energy Conservation Center 1 KW off-grid application system. In March 2007, Shanghai Linyang entered into an agreement with Suyuan Group to construct a 70 KW on-grid application system in Nanjing, Jiangsu Province. In addition, in December 2006, Shanghai Linyang also entered into an agreement with Shanghai Qianwei New Energy Development Company Limited to provide 0.8 MW of PV modules to be used in a 1 MW solar power plant project in Shanghai. As of the date of this annual report, Shanghai Linyang has fully performed under this agreement.
Raw Materials Supply Management
     Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any disruption of our manufacturing process due to insufficient supply of raw materials. In addition, we are not dependent on any single supplier. The aggregate costs attributable to our five largest raw materials suppliers in 2005 and 2006 were 71.3% and 50.9%, respectively, of our total raw materials purchases.
     We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. In light of the current industry-wide constraints on silicon wafer supply, our current policy is to procure as many silicon wafers as possible. As of December 31, 2005 and 2006, we had RMB65.0 million and RMB295.1 million (US$37.8 million), respectively, of raw materials in inventory.
Silicon Wafers
     Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 5-inch and 6-inch wafers in our production, and plan to use 8-inch wafers in the future, since the amount of silicon wastage decreases with an increase in the diameter of the wafers used. Our PV cell production line is suitable for manufacturing using both types of silicon wafers. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during the periods of silicon supply shortages.
     We purchase both silicon ingots and silicon wafers from third-party suppliers. We outsource the slicing of silicon ingots into silicon wafers to third parties. We purchase silicon from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. Currently, our principal silicon suppliers include LDK, ReneSola and Shanghai Jiu Jing Electronic Material Ltd..
     We purchase silicon from third-party suppliers on a purchase order or annual or semi-annual contract basis. Under the annual/semi-annual purchase agreements, we are typically required to prepay a certain percentage of the purchase price.
     We seek to secure a dependable silicon supply through various means, including entering into PV cell processing arrangements, long-term supply contracts and strategic alliances with local and overseas silicon suppliers. In addition, we are seeking opportunities to invest in silicon producers in China to secure silicon supplies.
     We are actively exploring opportunities to establish long-term relationships and strategic alliances with our major suppliers. Under an amendment to prior supply agreements with LDK that we entered into in November 2006, LDK will provide 9.3 MW of silicon wafers to us from December 2006 to July 2007 based on a fixed price. Furthermore, we entered into a framework supply agreement with LDK, under which product purchase prices and delivery schedules for the contracted periods are not fixed. Under this agreement, LDK will provide 56.4 MW of silicon wafers from July 2007 to June 2008. The actual product purchase prices will be negotiated between us and LDK in good faith during the contracted periods based on market prices. Furthermore, in March 2007, we entered into another supply agreement with LDK, under which LDK agreed to provide us approximately 10.0 MW of silicon wafers from March to December 2007.
     In addition, we entered into two fixed price supply agreements in March and July 2006 with ReneSola. Under these two supply agreements. ReneSola has agreed to supply us with an aggregate of 20.3 MW of silicon wafers through the end of 2007. In January 2007, we entered into a supply agreement with Shanghai Jiu Jing Electronic Material Ltd., under which Shanghai Jiu Jing Electronic Material Ltd. agreed to provide us approximately 12.0 MW of silicon wafers in 2007.
     Furthermore, in June 2006, we entered into a supply agreement with E-mei, which became effective in October 2006 and was further amended in November 2006 and June 2007. Under this agreement, we agreed to make prepayments totaling RMB220 million over a period not longer than 18 months starting from October 2006 to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility with an expected annual production capacity of 500 tons of silicon products. The agreement also provides that E-mei will complete the construction of the new manufacturing facility within 18 months after the effective date of the agreement. In the event E-mei fails to complete the construction of the new manufacturing facility prior to April 1, 2008, E-mei will provide us approximately 0.6 MW of silicon products each month until the construction is completed. Moreover, E-mei agreed to provide us approximately 0.6 MW of silicon and silicon wafers each month from July 2007 to March 2008.
     Based on these arrangements and other supply agreements we have entered into, we believe we have already secured a majority of our planned silicon supply requirements in 2007 and a significant portion of our planned silicon supply requirements in 2008. In 2006, however, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts, resulting in an aggregate decrease in the delivered or committed supply under these contracts from approximately 142 MW to approximately 71 MW for the period from June 2006 to June 2008. The majority of this shortfall was due to the cancellation of a single silicon supply contract with one of our silicon suppliers. However, we were able to enter into contracts with other suppliers to replace the majority of the shortfall from the cancellation of this contract at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See also “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share” and “Item 5.A. Operating and Financial Review and Prospects — Key Factors Affecting Our Financial Performance — Availability and Price of Silicon Wafers.” We are also in the process of discussing potential business opportunities with other silicon suppliers outside China.
Other Raw Materials
     In addition to silicon, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, a significant portion of these raw materials is locally sourced. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have made a significant contribution to our profitability since we commenced operations in 2004. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.
Production
     We manufacture our PV cells and PV modules through Linyang China, our wholly owned PRC subsidiary, in an approximately 37,500 square meter facility located in Qidong, Jiangsu Province, China. We currently operate four PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on these lines in November 2005, September 2006 and March 2007, respectively. We also increased our annual PV module manufacturing capacity to 80 MW in March 2007. From the inception of our company in August 2004 through December 31, 2006, we have invested RMB95.7 million (US$12.3 million) in building up our current PV cell production capacity. We were able to lower our initial investment by purchasing key equipment with more sophisticated technology from overseas suppliers while procuring other equipment domestically. In this manner, we believe we have achieved an optimal balance between technical specifications and cost efficiency without sacrificing product quality. We plan our production on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our actual production schedule based on actual orders received.
Quality Control and Certifications
     Our finished PV cells and PV modules are inspected and tested according to standardized procedures. In addition, we have established multiple inspection points at key production stages to identify product defects during the production process. Unfinished products that are found to be below standard are repaired or replaced. Our quality control procedures also include raw material quality inspection and testing. Moreover, we provide regular training and specific guidelines to our operators to ensure that production processes meet our quality inspection and other quality control procedures.
     We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production of sale of our PV modules, and the TÜV certification for our SF160-24 type PV modules. The TÜV certification is issued by an independent approval agency in Germany to certify our production process is qualified for IEC 61215 and safety class II test standards and constant production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries. In addition, we obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States in March 2007. This certification will enable us to sell our products to customers in the United States.
Capacity Expansion and Technology Upgrade Plans
     In order to meet the fast-growing market demands for solar products, we plan to significantly expand our production capacity in the next three years. Our third and fourth PV cell production lines with an aggregate annual manufacturing capacity of 60 MW commenced commercial production in March 2007. We also expanded our annual production capacity of PV modules to 80 MW in March 2007 by installing new production lines.
     As one of our key strategies, we intend to continuously expand our annual production capacity and improve the conversion efficiency of our solar products. The following table shows our major operational objectives by the end of each of the periods indicated, based on our expansion and technology upgrade plans:

	December 31,
	2007	2008
PV cell production lines completed or under construction	8	12
Annual PV cell production capacity (in MW)(1)	240	360
Annual PV cell production capacity including lines under construction (in MW)	240	360
Annual PV module production capacity (in MW)(1)(2)	180	300
Average conversion efficiency rate of monocrystalline silicon cells	16.7%	17.2%
Average conversion efficiency rate of multicrystalline silicon cells	15.5%	16.0%
Minimum PV cell thickness (in µm)(3)	200	180

(1)	Maximum manufacturing capacity assuming 24 hours of operation per day for 350 days per year.

(2)	Excludes capacity of Sichuan Jiayang.

(3)	Represents the minimum cell thickness that can be mass-produced as of the end of that period.
     The expansion plans and capacities indicated in the table above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products.
     In addition, we are in the process of constructing a “building integrated” PV production line. We expect this production line to commence trial production in the third quarter of 2007. We believe that building this production line will create synergies with our existing solar business and allow us to diversify into new product lines.
Sales and Distribution
     We sell our PV modules through distributors and directly to system integrators. We do not sell our products to end users. Our customers include solar energy product distributors, engineering and design firms and other energy product distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules. We also provide system integration services directly to end users in China. Customers that accounted for a significant portion of our total net revenue included Suntaics Ltd. in 2005, and S.E. Project S.R.L., Suntaics Ltd., Social Capital S.L., and Solar Projekt Energysystem GmbH in 2006.
     Details of the customers accounting for more than 10% of our net revenue in 2005 and 2006 are as follows:

	Year Ended December 31,
	2005		2006
	Revenue	%	Revenue	%
	(in thousands, except percentages)
S.E. Project S.R.L	—	—	203,133	32.2
Social Capital S.L	—	—	175,939	27.9
Solar Projekt Energysystem GmbH	13,140	7.9%	70,409	11.2
Suntaics	84,438	50.8%	54,856	8.7
     In November 2006, we entered into a framework sales agreement with Scatec AS, or Scatec, under which Scatec agreed to purchase at least 60 MW of our PV modules from 2007 to 2012, with an annual minimum purchase volume of 10 MW. The purchase prices will be negotiated between us and Scatec in good faith during the contracted periods. We also entered into a sales agreement with Scatec to supply 10 MW of PV modules from December 2006 to August 2007, which represents the initial phase of the framework agreement. In January 2007, we entered into a framework sales agreement with UB Garanty Project S.L., under which UB Garanty Project S.L. agreed to purchase 140 MW of PV modules from us from 2007 to 2009. We also entered into a framework sales agreement with Ecostream Switzerland GmbH in March 2007. Under this agreement, Ecostream Switzerland GmbH indicated its intention to procure 182 MW PV modules from us from 2007 to 2010 and committed to purchase 12 MW of PV modules from us in 2007. As of the date of this annual report, we had already entered into contracts to sell the majority of our planned production of PV products for 2007.
     We are currently in the process of renegotiating our framework sales agreement with one of our key customers in Spain, Social Capital S.L. The framework agreement, which was entered into in 2006, calls for Social Capital S.L. to purchase 20 MW of PV modules by the end of 2007, and 84 MW in total from 2007 to 2008. While we believes the PV market in Spain in general will exhibit strong growth in 2007, due to current market conditions and other factors, the parties have recognized that it will be necessary to renegotiate the volume, payment, delivery schedule, and other related terms contained in such framework contract. It is unclear at present what the final renegotiated terms of that agreement will be. We are currently working to diversify and strengthen our customer base to lessen our dependence on any one customer or group of customers and mitigate the risk that such type of renegotiation will be required in the future. See “Item 3.D.Risk Factors — Risks Related to Our Company and Our Industry — We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.”
     In 2005 and 2006, 72.4% and 15.8%, respectively, of our sales were made to distributors and 27.6% and 82.6%, respectively, of our sales were made to system integrators. We currently work with a limited number of distributors that have specific expertise and capabilities in a given market segment or geographic region. We plan to expand our distribution network by actively exploring opportunities to develop additional distributor relationships in other markets and geographic regions, such as Spain, Italy, Germany and the United States.
     We sell our solar products to system integrators through our direct sales force. We are currently in the process of setting up our branch offices in the United States, Germany and Spain to coordinate and facilitate our direct sales and marketing efforts in those respective countries.
     Our products and services are primarily provided to European customers and, to a lesser extent, to Chinese customers. The following table sets forth our net revenue by geographic region, and the percentage contribution of each of these regions to our net revenue, for the periods indicated:

	Year Ended December 31,
	2005		2006
	Net		Net
Region	Revenue	%	Revenue	%
	(In thousands of Renminbi, except percentages)
Germany	126,555	76.2%	197,728	31.4%
Italy	5,946	3.6	204,715	32.4%
Spain	—	—	179,139	28.4%
PRC	33,667	20.2	36,219	5.7%
Others	10	—	13,106	2.1%

Total	166,178	100.0%	630,907	100.0%

After-Sales Services and Warranties
     We provide a two-year unlimited warranty for technical defects, a 10-year warranty against declines of greater than 10%, and a 20- or 25-year warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international sales team. Since we began to sell our products in 2005, we provided RMB1.6 million and RMB6.0 million (US$0.8 million) in warranty costs in 2005 and 2006, respectively.
Intellectual Property and Proprietary Rights
     Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.
     As of December 31, 2006, we had been granted one patent by the State Intellectual Property Office of China and had five other patent applications pending in China. Our issued and pending patent applications relate primarily to process technologies for manufacturing PV cells.
     In March 2005, we applied for the registration of “Solarfun,” our trademark for our PV cells and modules, and our Solarfun logo. The application is currently pending with the China Trademark Office. We are also in the process of registering “Solarfun” and our Solarfun logo in the European Union, the United States, Australia, Japan, Singapore and South Korea.
     We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3.D.Risk Factors — Risks Related to Our Company and Our Industry — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”
Competition
     Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global solar energy market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market. According to Solarbuzz, there are over 100 companies engaged in PV products manufacturing or have announced plans to do so.
     Our main overseas competitors are, among others, BP Solar, Kyocera Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. Our primary competitors in China include Suntech Power Holding’s Co., Ltd., Yingli Green Energy Holding Company Limited, Trina Solar Limited and China Sunergy Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and design and produce upstream silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there is a shortage of silicon and silicon wafers, we compete intensely with our competitors in obtaining adequate supplies of silicon wafers. We expect the current silicon shortage will continue at least through the end of 2007.
     Moreover, many of our competitors are developing next-generation products based on new PV technologies, including amorphous silicon, transparent conductive oxide thin film, carbon material and nano-crystalline technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. Through our research collaborations, we are also seeking to develop new technologies and products. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.
     We, like other solar energy companies, also face competition from traditional non-solar energy industries, such as the petroleum and coal industries. The production cost per watt of solar energy is significantly higher than other types of energy. As a result, we cannot assure you that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.
Environmental Matters
     Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We believe that we have obtained all requisite environmental permits and approvals to conduct our business. We also maintain an ISO14001 environmental management system certification, which is issued by International Organization for Standardization to demonstrate our compliance with international environmental standards. We have not been subject to any material proceedings or fines for environmental violations.
Insurance
     We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies as of December 31, 2006. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.
Regulation
     This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
     In February 2005, China enacted its Renewable Energy Law, which has become effective on January 1, 2006. The Renewable Energy law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation.
     The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar photovoltaic system and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.
     In January 2006, the National Development and Reform Commission, or the NDRC, issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy in June 2006, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the solar energy industry.
     China’s Ministry of Construction also issued a directive in June 2005 that sought to expand the use of solar energy in residential and commercial buildings and encouraged the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 that set forth principles with regard to the conservation of energy resources and the development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas.
Environmental Regulations
     We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.
Restriction on Foreign Businesses
     The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005). Under the regulation, the solar photovoltaic business falls into the category of encouraged foreign investment industry.
Tax
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which are scheduled to operate for a period of ten years or more, are entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises are entitle to reduced tax rates, namely: (1) in coastal open economic zones, the tax rate applicable to production-oriented foreign-invested enterprises is 24%; (2) in special economic zones, the rate is 15%; and (3) certified high and new technology enterprises incorporated and operated in economic and technology development zones determined by the State Council may enjoy a 50% deduction of the applicable rate.
     As a foreign-invested production enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China is subject to a preferential enterprise income tax rate of 24%. In addition, Linyang China was exempted from enterprise income tax for 2005 and 2006 and is taxed at a reduced rate of 12% from 2007 to 2009 and at a rate of 24% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. From 2010 onward, Linyang China will not be exempt from the 3% local enterprise income tax. In addition, under relevant PRC tax rules and regulations, Linyang China is entitled to a two-year income tax exemption for 2006 and 2007 and a 50% tax reduction for the succeeding three years on income generated from its increased capital resulting from our contribution to Linyang China of the funds we received as a result of our issuances of series A convertible preference shares in a private placement in June and August 2006. In addition, our subsidiaries, Shanghai Linyang and Sichuan Jiayang, are subject to an enterprise income tax rate of 33%, consisting of 30% enterprise income tax and 3% local enterprise income tax.

     In addition, on March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law will take effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Linyang China, to be set out in more detailed implementing rules to be adopted in the future. Linyang China’s applicable tax rate may gradually increase to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.
     Pursuant to the Provisional Regulation of China on Value-Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax at a rate of 17% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion of or all the refund of value-added tax that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import value-added tax.
Foreign Currency Exchange
     Foreign currency exchange in China is primarily governed by the following regulations:
•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996)
     Under the Foreign Exchange Administration Rules, the Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.
     Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.
Dividend Distribution
     The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:
•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.
     Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.
C. Organizational Structure

(1)	The other shareholders of Shanghai Linyang Solar Technology Co., Ltd. are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.

(2)	The other shareholders of Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, are Sichuan Jianengjia Electric Power Co., Ltd., or Sichuan Jianengjia, which holds a 30% equity interest, and a member of Sichuan Jiayang’s management team, Mr. Wei Gu, who holds a 15% equity interest on behalf of Mr. Yonghua Lu, our chairman and chief executive officer, pursuant to an entrustment agreement entered into in November 2006. Under this entrustment agreement, Mr. Lu provided RMB3.0 million (US$0.4 million) to Mr. Gu to acquire the 15% equity interest in Sichuan Jiayang. Under the entrustment agreement, all the rights enjoyed by Mr. Gu as the holder of record of the 15% equity interest in Sichuan Jiayang, including economic rights, belong to Mr. Lu. Mr. Gu may only exercise rights relating to this equity interest in Sichuan Jiayang, such as voting and transfer rights, pursuant to written instructions from Mr. Lu. Mr. Lu also has the right to transfer all or a portion of the 15% equity interest to the management of Sichuan Jiayang or other third parties. This entrustment arrangement was originally contemplated at the time of establishment of Sichuan Jiayang, but was not formalized in writing until November 2006, and was meant to serve as a transitional step in advance of potentially fully transferring these equity interests to Mr. Gu and other members of Sichuan Jiayang’s management team as performance incentives.

D. Property, Plant and Equipment
     Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of approximately 37,500 square meters of office and manufacturing space. Under these land use rights, which expire in 2054, we are entitled to use and make improvements on such office and manufacturing space. Furthermore, we also acquired the land use rights for a parcel of land with a total area of 22,587 square meters and a parcel of land with a total area of 14,254 square meters in the Linyang Industrial Park. These land use rights for those two parcels of land expire in 2056 and 2054, respectively. We also leased an area of approximately 1,500 square meters for our Linyang PV Research and Development Center in Shanghai in May 2006, which will expire in May 2011. The annual rent is approximately RMB0.2 million (US$0.02 million). In August 2006, we leased an office of 610 square meters for administration and international business in Shanghai, the annual rent of which is approximately RMB1.1 million (US$0.1 million). The term of the lease is two years.
     We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements. The Linyang Industrial Park, which also encompasses the facilities of Linyang Electronics, is currently undergoing an expansion that is expected to be completed by the end of 2007. We expect to acquire additional land use rights for office and manufacturing space at the Linyang Industrial Park after the expansion has been completed.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion should be read in conjunction with the rest of this annual report, including the consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.
A. Operating Results
Overview
     We are an established manufacturer of both PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We also provide PV cell processing services for some of our silicon suppliers. In addition, we incorporated Shanghai Linyang to provide system integration services in China whereby we tailor our PV products for specific customers’ needs and link them with the end-use devices that require solar power. We sell our products both directly to system integrators and through third party distributors.
     We commenced operations on August 27, 2004 through Linyang China. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of Linyang China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly-owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006 from Linyang Electronics and the three other shareholders of Linyang China for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. In March and April 2006, we established two majority-owned subsidiaries in China, Shanghai Linyang and Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, to expand our business into new markets and sectors. As of December 31, 2006, we owned 83% and 55% of the equity interest in Shanghai Linyang and Sichuan Jiayang, respectively.
     We operate and manage our business as a single segment. We produced 5.6 MW and 26.2 MW (including PV cell processing) of our PV products in 2005 and 2006. The average selling price of our PV modules was US$3.93 per watt and US$3.99 per watt in 2005 and 2006, respectively, and the average selling price of our PV cells was US$3.00 per watt and US$3.03 per watt during the same periods. In 2005 and 2006, approximately 79.8% and 94.3%, respectively, of our net revenue were attributable to sales to customers outside of the PRC. Moreover, in 2005 and 2006, customers accounting for more than 10% of our net revenue accounted in the aggregate for 50.8% and 71.2%, respectively, of our net revenue. Our products and services are primarily provided to European customers under our proprietary “Solarfun” brand.

     Since we completed our PV cell manufacturing line in November 2005, we began using our own PV cells for the production of our PV modules and only sell our PV cells to third parties on a selective basis. In 2006, all of our PV module products were manufactured using our own PV cells. In the three months ended December 31, 2005 and the year ended December 31, 2006, we produced 1.0 MW and 26.2 MW of PV cells, respectively, of which 0.9 MW and 19.9 MW was used for our module production during the respective periods. Out of 26.2 MW of PV cells produced in the year ended December 31, 2006, we produced 3.3 MW of PV cells as PV cell processing services for our customers.
     We have experienced significant revenue and earnings growth since we commenced operations in August 2004. Our net revenue and net income were RMB630.9 million (US$80.8 million) and RMB105.9 million (US$13.6 million), respectively, in 2006, compared to RMB166.2 million and RMB14.4 million, respectively, in 2005. The significant increase in our net revenue since 2005 was primarily due to the increase in sales of PV modules as well as the increase in the average selling price of our PV modules, while the significant increase in our net income was primarily a result of the cost savings derived from using our own PV cells for our PV module production since November 2005 and improved economies of scale in our operations.
Limited Operating History
     We have a limited operating history upon which you can evaluate our business. You should consider the risks and difficulties frequently encountered by companies with a relatively short operating history, such as us, in new and rapidly evolving markets, such as the PV market. Our rapid revenue growth since we started operations in August 2004 should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.
Key Factors Affecting Our Financial Performance
     The most significant factors affecting our financial performance are:
•	availability and price of silicon wafers;

•	average selling price of our PV products;

•	manufacturing capacity;

•	process technologies; and

•	industry demand.
Availability and Price of Silicon Wafers
     Silicon wafers are the most important raw materials for manufacturing PV products, and substantially all of our raw material costs are attributable to silicon wafers. There is currently an industry-wide shortage of silicon and silicon wafers due to increased demand as a result of recent expansions and large demand in the solar energy and semiconductor industries, which has resulted in significant price increases for, and a shortage of, silicon and silicon wafers in 2004, 2005 and 2006. As the solar energy industry continues to grow, we believe the average prices of silicon and silicon wafers may increase and we expect the shortages of silicon and silicon wafers will continue at least through the end of 2007. Moreover, as building silicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of two to three years to construct a manufacturing line and ramp up production, silicon suppliers are generally willing to expand their capacity only if they are certain of sufficient customer demand. As a result, silicon and silicon wafer suppliers are increasingly requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitments for PV product manufacturers such as us.
     We do not currently produce silicon or silicon wafers ourselves but source them from other companies. To maintain competitive manufacturing operations, we depend on our suppliers’ timely delivery of quality silicon wafers in sufficient quantities and at acceptable prices. Our silicon wafer suppliers, in turn, depend on silicon manufacturers to supply silicon required for the production of silicon wafers. The significant growth of the solar energy industry has resulted in a significant increase in demand for silicon and silicon wafers. In addition, some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the solar energy industry.
     As we expect the shortage of silicon and silicon wafers to continue in 2006 and 2007, we entered into various short-term and long-term supply agreements in 2006 with our major silicon and silicon wafer suppliers to secure adequate and timely supply of silicon wafers. In particular, we have entered into agreements for the provision of silicon materials to meet our planned silicon supply requirements for the remainder of 2006, a majority of our planned silicon supply requirements in 2007 and a significant portion of our planned silicon supply requirements in 2008, including through:
•	supply agreements entered into in March and July 2006 with ReneSola Co., Ltd., or ReneSola, under which ReneSola has agreed to supply us with an aggregate of 20.3 MW of silicon wafers through the end of 2007, with the majority of the deliveries to be made in 2007;

•	supply agreement entered into in January 2007 with Shanghai Jiu Jing Electronic Material Ltd., under which Shanghai Jiu Jing Electronic agreed to provide us approximately 12.0 MW silicon wafers in 2007; and

•	supply and framework supply agreements entered into with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, a wafer manufacturer located in Jiangxi Province, China. Under an amendment to prior supply agreements with LDK that we entered into in November 2006, LDK will provide 9.3 MW of silicon wafers to us from December 2006 to July 2007 based on a fixed price. Furthermore, we entered into a framework supply agreement with LDK, under which product purchase prices and delivery schedules for the contracted periods are not fixed. Under this agreement, LDK will provide 56.4 MW of silicon wafers from July 2007 to June 2008. The actual product purchase prices will be negotiated between us and LDK in good faith during the contracted periods based on market prices. In March 2007, we also entered into another supply agreement with LDK, under which LDK agreed to provide us approximately 10.0 MW of silicon wafers from March to December 2007;
     In addition, we entered into a supply agreement in June 2006 with E-mei Semiconductor Material Factory in Sichuan Province, China, or E-mei. This agreement became effective in October 2006 and was further amended in November 2006. Under this agreement, we agreed to make prepayments totaling RMB220 million over a period not longer than 18 months starting from October 2006 to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility with an expected annual production capacity of 500 tons of silicon products. The agreement also provides that E-mei will complete the construction of the new manufacturing facility within 18 months after the effective date of the agreement. In the event E-mei fails to complete the construction of the new manufacturing facility prior to April 1, 2008, E-mei will provide us approximately 0.6 MW of silicon products each month until the construction is completed. Moreover, E-mei agreed to provide us approximately 0.6 MW of silicon and silicon wafers each month from July 2007 to March 2008.
     We cannot assure you that we will be able to secure sufficient quantities of silicon and silicon wafers to meet our planned increase in manufacturing capacity. See “Item 3.D.Risk Factors — Risks Related to Our Company and Our Industry — We are currently experiencing an industry-wide shortage of silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.” If the market price of silicon and silicon wafers increases, our suppliers may seek to renegotiate the terms of these supply contracts and may request for price increases on us. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may impact our cost of revenue, gross margins and profitability in the future. We have been successful in absorbing such increases in silicon wafer costs by improving our process technologies, increasing our manufacturing efficiencies or passing such cost increases to our customers. However, we cannot assure you that we will be able to absorb future silicon and silicon wafer price increases and continue to increase our gross margin and profitability.

     In addition, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform during 2006 on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts, resulting in an aggregate decrease in the delivered or committed supply under these contracts from approximately 142 MW to approximately 71 MW for the period from June 2006 to June 2008. In particular, we entered into a framework supply agreement with LDK in December 2005, under which LDK agreed to provide us with an aggregate of 16.3 MW of silicon wafers from April 2006 through the end of 2007. The purchase price under this agreement for the period from April 2006 to December 2006 is fixed. We entered into another framework supply agreement with LDK in May 2006, under which LDK agreed to provide us with an aggregate of 595.0 MW of silicon wafers from 2006 to 2010. This framework agreement was not based on a fixed price. We also entered into three supply agreements with LDK in December 2005, May 2006 and July 2006, under which LDK agreed to supply us with an aggregate of 12.0 MW silicon wafers from April 2006 to April 2007 based on fixed prices. These two framework agreements and three supply agreements were cancelled in November 2006. Prior to this cancellation, LDK had supplied 3.3 MW of silicon wafers to us under these four silicon supply agreements. In November 2006, we entered into a new framework supply agreement with LDK, under which product purchase prices and delivery schedules for the contracted periods are not fixed. Under this agreement, LDK will provide 56.4 MW of silicon wafers from July 2007 to June 2008. Furthermore, we entered into a supply agreement with LDK in November 2006, under which LDK will provide 9.3 MW of silicon wafers to us from December 2006 to July 2007 based on fixed prices. The purchase price of the new supply agreement is higher than those of the framework supply agreement entered into in December 2005 and one of the three cancelled supply agreements, but lower than the purchase prices of the two other cancelled supply agreements. Furthermore, we were able to enter into agreements with other suppliers to replace the majority of the remaining supply shortfall at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See “Item 3.D.Risk Factors — Risks Related to Our Company and Our Industry — Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.”
Average Selling Price of Our PV Products
     PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.
     We generally price our products based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our capacity utilization. From time to time, we enter into agreements where the selling price for certain of our PV products is fixed over a defined period. This has helped reduce our exposure to risks from decreases in PV cell prices generally, but has, on the other hand, also prevented us from benefiting from price increases. An increase in our manufacturing costs, including the cost of silicon wafers, over such a defined period could have a negative impact on our overall gross profit. Our gross profit may also be impacted by certain adjustments for inventory reserves.
     Prices of PV products have risen gradually as a result of the growth in the demand for PV products worldwide and shortages of silicon and silicon wafers in 2004, 2005 and 2006. The average selling price of our PV modules was US$3.93 and US$3.99 per watt in 2005 and 2006, respectively, and the average selling price of our PV cells was US$3.00 and US$3.03 per watt during the same years. Fluctuations in the prevailing market prices have historically affected the prices of our products and may continue to have a material effect on the prices of our products in the future.

     We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively, and will further provide us with flexibility in adjusting our price while maintaining our profit margin.
Manufacturing Capacity
     Capacity and capacity utilization are key factors in growing our net revenue and gross profit. In order to accommodate the growing demand for our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenue, and by lowering our manufacturing costs as a result of increased economies of scale.
     Due to current strong end-market demand for PV products, we have been attempting to maximize the utilization of our available manufacturing capacity as it comes on-line, so as to allow us to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. As we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline, which could negatively impact our gross profit. However, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.
     We have expanded rapidly our manufacturing capacity since our establishment in August 2004. We produced 5.6 MW and 26.2MW of our PV products (including PV cell processing) in 2005 and 2006, respectively. We currently operate four PV cell manufacturing lines with an annualized aggregate capacity of 120 MW and have an aggregate annualized PV module manufacturing capacity of 80 MW. We commenced commercial production on these PV cell manufacturing lines in November 2005, September 2006 and March 2007, respectively. We plan to increase our annual manufacturing capacity of PV cells in terms of capacity installed or under installation to 240 MW by the end of 2007. We expect to use the net proceeds from the sale of our series A convertible preference shares and from our initial public offering to fund these contemplated expansions in manufacturing capacity.
Process Technologies
     Advancements of process technologies have enhanced conversion efficiencies of PV products. High conversion efficiencies in general reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.
     The average conversion efficiency rate of our monocrystalline PV cells generally ranges between 16.1% and 16.5%. We currently produce a variety of PV cells ranging from 200 microns to 240 microns in thickness, with the substantial majority of these PV cells having a thickness of 220 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels. Our advanced process technologies have significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.
Industry Demand
     Our business and revenue growth depends on PV industry demand. There has been a significant growth of the PV market in the past decade. According to Solarbuzz, the global PV market increased from 345 MW in 2001 to 1,744 MW in 2006 in terms of total annual PV installations. Annual PV installations are expected to increase to 3.9 GW by 2010. In addition, any policy changes by relevant governmental bodies in certain key countries towards the solar energy industry will also have an impact on PV industry demand and, as a result, our business, financial condition, results of operations and prospects.
Net Revenue
     We currently generate a substantial majority of our net revenue from the production and sale of PV modules. We also generate a small portion of our net revenue from the sale of PV cells to third parties. In addition, we have also entered into PV cell processing arrangements with certain silicon suppliers to produce PV cells made from silicon provided by these customers, and a portion of our net revenue in 2006 was derived from these services. We record the amount of revenue on these processing transactions based on the amount received from a customer for PV cells sold less the amount paid for the raw materials purchased from the same customer. The revenue recognized is recorded as PV cell processing revenue and the production costs incurred related to providing the processing services are recorded as PV cell processing costs within cost of revenue. Furthermore, in the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our sales revenue. We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
     The following table sets forth the net revenue from our principal products and services and as a percentage of our net revenue for the periods indicated.

	Year Ended December 31,
	2005		2006
		Percentage of			Percentage of
	Amount	Net Revenue	Amount		Net Revenue
	(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Net Revenue:
PV modules	165,636	99.7%	604,317	77,436	95.8%
PV cells	542	0.3	7,182	920	1.1
PV cell processing	—	—	19,408	2,487	3.1

Total	166,178	100.0%	630,907	80,843	100.0%

     We commenced manufacturing and selling PV modules in January 2005, and had net revenue of RMB165.6 million and RMB604.3 million (US$77.4 million) in 2005 and 2006, respectively. In 2006, we experienced both increased sales volumes and increases in the average selling prices for our PV modules.
     We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells for use in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2005 and 2006, our net revenue from the sale of PV cells was RMB0.5 million and RMB7.2 million (US$0.9 million), respectively.
     In 2006, we provided services to certain of our silicon suppliers to process their silicon wafers into PV cells. We record as our net revenue from such services the gross revenue from sales of PV cells less the purchase cost of the silicon wafers. We recorded RMB19.4 million (US$2.5 million) as our net revenue from these services in this year. We plan to continue providing these services only on a selective basis to maintain relationships with certain of our silicon suppliers, as well as to optimize utilization of our manufacturing facilities, particularly during periods in which there is a shortage of silicon and silicon wafers.
     We currently depend on a limited number of customers for a high percentage of our net revenue. In 2005 and 2006, customers accounting for more than 10% of our net sales accounted for an aggregate of 50.8% and 71.2%, respectively, of our net revenue. From a geographic standpoint, Europe, particularly Germany, has been our largest market. In 2005 and 2006, our sales to European customers accounted for 79.8% and 94.3%, respectively, of our net revenue, with German customers accounting for 76.2% and 31.4%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing European PV markets, such as Spain, Italy and the Netherlands.
     Sales to our customers are typically made through non-exclusive arrangements. Under certain sales arrangements, we require payment of deposits of a certain percentage of the contract price prior to delivery of the products.
Costs of Revenue and Operating Expenses
Cost of Revenue

     The following table sets forth our cost of revenue and operating expenses and these amounts as percentages of our net revenue for the periods indicated.

	Year Ended December 31,
	2005		2006
		Percentage of				Percentage of
	Amount	Net Revenue	Amount			Net Revenue
	(RMB)		(RMB)		(US$)
	(In thousands, except percentages)
Cost of revenue	(139,903)	84.2%	(446,530)		(57,217)	70.8%

Operating expenses:
Selling expenses	(5,258)	3.2	(11,883)		(1,523)	1.9
General and administrative expenses	(4,112)	2.5	(52,214	)(1)	(6,690)	8.3
Research and development expenses	(750)	0.4%	(6,523)		(836)	1.0%

Total	(10,120)	6.1%	(70,620)		(9,049)	11.2%

(1)	In 2006, we recorded a share compensation charge of RMB10.3 million (US$1.3 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company , a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited and a share compensation charge of RMB2.9 million (US$0.4 million) which related to stock options granted on November 30, 2006 under the company’s employee stock option plan.
     Our cost of revenue includes the cost of raw materials used for our PV module and PV cell production and PV cell processing, such as silicon wafers, and other direct raw materials and components, including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. The costs relating to providing the PV cell processing services are recorded as service processing costs within cost of revenue. We expect the cost of silicon wafers, our primary raw material for the manufacturing of PV products, will continue to constitute a substantial portion of our cost of revenue in the near future.
     Other items contributing to our cost of revenue are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, shipping and handling costs for products sold, and other support expenses associated with the manufacturing of our PV products and depreciation and amortization of manufacturing equipment and facilities.
     We expect cost of revenue to increase as we increase our capacity and production volume. Potential increases in our suppliers’ cost of silicon wafers and other direct materials, as well as the potential increase in shipping costs for our PV products may also contribute to higher cost of revenue.
     Silicon wafers are the most important raw materials for our products. We record the purchase price of silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to cost of revenue after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2005 and 2006, our inventory of raw materials totaled RMB65.0 million and RMB295.1 million (US$37.8 million), respectively, of which RMB58.2 million and RMB278.2 million (US$35.6 million), respectively, represent silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements, we may not be able to recover such prepayments and would suffer losses, which may have a significant impact on our financial condition and results of operations.

Operating Expenses
     Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.
Selling Expenses
     Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future. In 2005 and 2006, our selling expenses were RMB5.3 million and RMB11.9 million (US$1.5 million), respectively.
     We provide a two-year unlimited warranty for technical defects, a 10-year warranty against declines of greater than 10%, and a 20 or 25-year warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. As a result, we bear the risk of extensive warranty claims for a long period after we have sold our products and recognized net revenue. Since we began selling PV modules in February 2005, none of our PV products has been in use for more than two years. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005 and 2006, our accrued warranty costs totaled RMB1.5 million and RMB7.6 million (US$1.0 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. Since we began to sell our products in 2005, we accrued RMB1.6 million and RMB6.0 million (US$0.8 million) in warranty costs in 2005 and 2006, respectively.
General and Administrative Expenses
     Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including, among others, consumables, traveling expenses, insurance and share compensation expenses. In 2005 and 2006, our general and administrative expenses were RMB4.1 million and RMB52.2 million (US$6.7 million), respectively. The significant increase in these expenses during the year 2006 was mainly due to a RMB12.1 million (US$1.5 million) share compensation charge as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited. An additional RMB10.3 million (US$1.3 million) in share compensation expenses was recorded relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company. See notes 14 and 16 to our consolidated financial statements included elsewhere in this annual report. We also recorded a RMB11.3 million (US$1.45 million) allowance for doubtful accounts in 2006.
     After our initial public offering, we became a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. As a result, our general and administrative expenses have increased significantly and may continue to increase. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Research and Development Expenses
     Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purpose, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. In 2005 and 2006, our research and development expenses were RMB0.7 million and RMB6.5 million (US$0.8 million), respectively.

Share Compensation Expenses
     We adopted our 2006 equity incentive plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of June 30, 2007, options to purchase 8,922,998 ordinary shares have been granted under this plan, among which 8,012,998 options are exercisable at the price of US$1.80 per ordinary share, 150,000 options are exercisable at the price of US$2.44 per ordinary share, 660,000 options are exercisable at the price of US$2.87 per ordinary share, and 100,000 options are exercisable at the price of US$2.11 per ordinary share. As a result of these option grants and potential future grants under this plan, we expect to incur significant share compensation expenses in future periods. The fair value of the 8,012,998 share options granted in 2006 exercisable at the price of $1.80 per ordinary share was determined to be RMB113.9 million (US$14.6 million) and such amount shall be recognized as share-based compensation expenses using the straight line method with graded vesting based on service condition The vesting period ranges from six months to five years commencing December 2006. We have recognized RMB2.9 million (US$0.4 million), or 2.5% of this amount, in 2006. Based on the current evaluation, we will recognize 27.0%, 24.3%, 20.9%, 13.6% and 11.7% of this amount in each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. We have adopted SFAS No. 123-R for the accounting treatment of our share option plan and we will record compensation expenses based on the fair value of the award, which is determined with the assistance of a third party valuer. See “— Recent Accounting Pronouncements” and “Item 6.B. Management — 2006 Equity Incentive Plan.”
     In 2005, we recorded RMB0.5 million as share compensation expenses relating to shares subscribed for by Linyang Electronics in connection with a rights offering. In 2006, we recorded share compensation expenses of RMB10.3 million (US$1.3 million), which was reflected entirely in our general and administrative expenses for that period, relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company, a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited. See “— Operating Expenses — General and Administrative Expenses” and notes 14 and 16 to our consolidated financial statements included elsewhere in this annual report.
Taxation
PRC Enterprise Income Tax
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33%, consisting of 30% state enterprise income tax and 3% local enterprise income tax. The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which are scheduled to operate for a period of ten years or more, are entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises are entitle to reduced enterprise income tax rates, namely, in coastal open economic areas, the tax rate applicable to production-oriented foreign-invested enterprises is 24%; in special economic zones, the rate is 15%. In addition, according to the Income Tax Law, local governments at the provincial level are authorized to waive or reduce the 3% local income tax on foreign-invested enterprises that operate in an encouraged industry.
     In accordance with the current PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, as a foreign-invested production-oriented enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China is currently subject to a preferential state enterprise income tax rate of 24%. In addition, under these taxation laws and regulations, Linyang China was exempted from state and local enterprise income tax for 2005 and 2006 and is taxed at a reduced state enterprise income tax rate of 12% from 2007 to 2009 and at a rate of 24% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. From 2010 onward, Linyang China will not be exempt from the 3% local enterprise income tax. In addition, under relevant PRC tax rules and regulations, Linyang China may apply for a two-year income tax exemption on income generated from its increased capital resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August

2006, and a reduced tax rate of 12% for the three years thereafter. We have been granted such preferential tax treatment by local tax authorities. In addition, our subsidiaries, Shanghai Linyang and Sichuan Jiayang, are subject to an enterprise income tax rate of 33%, consisting of 30% enterprise income tax and 3% local enterprise income tax.
     If Linyang China no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase.
     In addition, on March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law will take effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, such as Linyang China, to be set out in more detailed implementing rules to be adopted in the future. Linyang China’s applicable tax rate may gradually increase to the unified tax rate of 25% by January 1, 2013 under the new tax law and in accordance with more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.
Critical Accounting Policies and Estimates
     We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Revenue Recognition
     Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell an insignificant amount of PV cells in the form of cells. We record revenue related to the sale of PV modules or PV cells when the criteria of SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” are met. These criteria include all of the following; persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.
     More specifically, our sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of our sales arrangements are generally “free-on-board” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to our customers. The product sales price agreed to at the sales order/sales agreement date is final and not subject to adjustment. We do not accept sales returns and do not provide customers with price protection. Historically, our customers paid a portion of the product sales price prior to shipment. We assess customer's creditworthiness before accepting sales orders. Based on the above, we record revenue related to product sales upon delivery of the product to the shipper.
     In the event we pay the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. We record the shipping costs incurred in our cost of revenue.

     We periodically enter into service arrangements to process raw materials into PV cells. For these PV cell service arrangements, we purchase raw material from a customer and contemporaneously agree to sell a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customers under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. We record the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as processing service revenue and the production costs incurred related to providing the processing services are recorded as service processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy disclosure relating to revenue recognition.
     Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
Fixed Assets, Net
     Fixed assets are stated at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
     We periodically reassess the useful lives of our fixed assets and in doing so we take into consideration any relevant changes in technology, the industry and the manner in which we plan to use the assets.
     Repair and maintenance costs are charged as expenses when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statement of operations.
     Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction, are capitalized and transferred to fixed assets on completion. Interest capitalized at December 31, 2006 totaled RMB0.35 million (US$0.05 million).
Warranty Costs
     Our standard warranty on PV modules sold to customers provides for a two-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. We consider various factors in determining the likelihood of product defects, including our quality controls, technical analyses, industry information on comparable companies and our own experience. Based on those considerations and our ability and intention to provide refunds for defective products, we have accrued for warranty costs for the two-year unlimited warranty against technical defects based on 1% of revenue derived from the sales of our PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because we have determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and the quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on our actual experience. Apart from our standard warranty, we do not sell any other warranty coverage.
Impairment of Long-Lived Assets
     We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset group may not be recoverable. Such a determination of recoverability requires a careful analysis of all relevant factors affecting the assets or asset group and involves significant judgment on the part of our management. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. The estimation of future undiscounted net cash flows requires significant judgments regarding such factors as future silicon prices, production levels and PV product prices. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over fair value.
Stock Compensation
     Stock awards we granted to employees and non-employee are accounted for under SFAS No. 123(R) “Share-Based Compensation” and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”
     We account for the share options granted under our 2006 equity incentive plan in accordance with SFAS No. 123(R) “Share-Based Compensation”. In accordance with SFAS No. 123(R), all grants of share options are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.
     SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
     Under SFAS No. 123(R), we, with the assistance of an independent third party valuation done by Censere Holdings Limited, applied the Black-Scholes Option Price valuation model in determining the fair value of the options granted. Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of award at the time of grant. As we have no historical exercise patterns as reference, the expected life of award is based on our management’s estimation, which we believe is representative future behavior of our optionees. Expected dividend yield is determined based on our historical dividend payout rate. We estimate expected volatility at the date of grant based on a combination of historical and implied volatilities from the comparable listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

Consolidated Results of Operations

	Year Ended December 31,
	2004	2005		2006
	(in RMB	(in RMB	% of net	(in RMB	% of net
	thousands)	thousands)	revenues	thousands)	revenues
Consolidated Statement of Operations Data
Net revenue
PV modules	—	165,636	99.7	604,317	95.8
PV cells	—	542	0.3	7,182	1.1
PV system integrations	—	—	—	19,408	3.1

Total net revenue	—	166,178	100.0	630,907	100.0
Cost of revenue
PV modules	—	(139,481)	(83.9)	(434,493)	(68.9)
PV cells	—	(422)	(0.3)	(5,983)	(0.9)
PV system integrations	—	—	—	(6,054)	(1.0)

Total cost of revenue	—	(139,903)	(84.2)	(446,530)	(70.8)
Gross profit	—	26,275	15.8	184,337	29.2
Operating expenses
Selling expenses	—	(5,258)	(3.2)	(11,883)	(1.9)
General and administrative expenses	(629)	(4,112)	(2.5)	(52,214)	(8.3)
Research and development expenses	—	(750)	(0.4)	(6,523)	(1.0)

Total operating expenses	(629)	(10,120)	(6.1)	(70,620)	(11.2)
Income from operations	—	16,155	9.7	113,757	18.0
Interest expenses	22	(123)	(0.1)	(8,402)	(1.3)
Interest income	—	95	0.1	1,326	0.2
Exchange losses	—	(1,768)	(1.1)	(4,346)	(0.7)
Other income	—	215	0.1	902	0.1
Other expenses	—	(260)	(0.1)	(836)	(0.1)
Changes in fair value of embedded foreign currency derivative	—	—	—	(163)	—
Government grant	—	—	—	852	0.1

(Loss) income before income taxes and minority interest	(607)	14,314	8.6	103,090	16.3
Income tax benefit	—	96	0.1	3,132	0.5
Minority interests	—	—	—	(301)	—

Net (loss) income	(607)	14,410	8.7	105,921	16.8
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	(7,226)	(1.1)

Net income attributable to holders of ordinary shares	(607)	14,410	8.7	98,695	15.7

2006 Compared to 2005
     We began PV module production in January 2005 and began selling PV modules in February 2005. Our operating results in 2006 represented significant increases compared to 2005 due to the increase in sales volume, average selling prices and profit margins of our products. We previously outsourced PV cells used for our PV module production from third party suppliers at market prices. In 2006, we manufactured all of the PV cells used for our PV module production, thereby significantly reducing our reliance on third party PV cell suppliers, decreasing our PV module production costs and increasing our profit margins.
Net Revenue
     Our net revenue was RMB630.9 million (US$80.8 million) in 2006, increased by RMB464.7 million from RMB166.2 million in 2005, primarily due to increased sales volumes and selling prices of our PV cells and PV modules. The net revenue we generated from our PV cell business increased from RMB0.6 million in 2005 to RMB7.2 million (US$0.9 million) in 2006. Our net revenue derived from PV module business increased from RMB165.6 million to RMB604.3 million (US$77.4 million) in 2006. Our sales volumes of PV modules increased from and 5.2 MW to 19.0 MW in 2006 and sales volumes of PV cells increased from 0.02 MW in 2005 to 0.3 MW in 2006. The average selling prices of our PV modules increased from US$3.93 per watt in 2005 to US$3.99 per watt in 2006 and the average selling prices of our PV cells increased from US$3.00 per watt in 2005 to US$3.03 per watt in 2006. We also began providing PV cell processing services from January 2006 and generated revenue of RMB19.4 million (US$2.5 million) from PV cell processing in 2006, based on 3.3 MW of PV cells we processed and provided to our customers in this period. We derived 94.3% and 5.7% of our net revenue in 2006 and 79.8% and 20.2% in 2005 from customers in Europe and China, respectively.
Cost of Revenue and Gross Profit
     Our cost of revenue was RMB446.5 million (US$57.2million) in 2006, increased by RMB306.6 million from RMB139.9 million in 2005. The costs associated with PV cell and PV module production were RMB6.0 million (US$0.8 million) and RMB434.5 million (US$55.7 million), respectively, accounting for 1.3% and 97.3% of our total cost of revenue, respectively, in 2006. The costs associated with PV cell and PV module production were RMB0.4 million and RMB139.5 million, respectively, accounting for 0.3% and 99.7% of our total cost of revenue, respectively, in 2005. We also had cost of revenue relating to PV cell processing of RMB6.1 million (US$0.8 million) in 2006. Cost of revenue as a percentage of our net revenue was 70.8% and 84.2%, respectively, in 2006 and 2005. As a result of the foregoing, our gross profit was RMB184.3 million (US$23.6 million) for the year 2006, compared to RMB26.3 million in 2005. Our gross profit margin in 2006 was 29.2%, compared to 15.8% in 2005.

Operating Expenses and Operating Profit
     Our operating expenses were RMB70.6 million (US$9.0 million) in 2006, compared to RMB10.1 million in 2005. These operating expenses consisted mainly of selling expenses, general and administrative expenses and research and development expenses.
     We incurred selling expenses of RMB11.9 million (US$1.5 million) in 2006, which represented 1.9% of our net revenue in the same period. These expenses mainly related to warranty expenses and our marketing efforts in our main target markets of Germany, Spain, Italy and China. We incurred selling expenses of RMB5.3 million in 2005, accounting for 3.2% of our net revenue in the same period.
     Our general and administrative expenses increased by RMB48.1 million to RMB52.2 million (US$6.7 million) in 2006 from RMB4.1 million in 2005, due primarily to a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited and a share compensation charge of RMB10.2 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company, a share compensation charge of RMB2.9 million (US$0.4 million) related to options granted under our 2006 equity incentive plan, and a RMB11.3 million (US$1.45 million) allowance for doubtful accounts related to one of our customers in Spain. General and administrative expenses also increased due to an increase in the number of our general and administrative personnel, as well as the overall increase in our business activities and the size of our operations. General and administrative expenses as a percentage of our net revenue were 8.3 % and 2.5%, respectively, in 2006 and 2005.
     In addition, we also incurred research and development expenses of RMB6.5 million (US$0.8 million) in 2006, increased by RMB5.7 million from RMB0.8 million in 2005, primarily due to an increase in the number of research and development personnel as well as increased level of research and development activities. Research and development expenses as a percentage of our net revenue were 1.0% and 0.4%, respectively, in 2006 and 2005.
     As a result of the foregoing, our operating profit in 2006 was RMB113.8 million (US$14.6 million), representing an increase of RMB97.6 million from RMB16.2 million in 2005. Our operating margin in 2006 was 18.0% compared to 9.7% in 2005. This measure includes a share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited during this period.
Interest Expenses and Other Income (Expenses)
     Our interest expenses were RMB8.4 million (US$1.1 million) in 2006 and RMB0.1 million in 2005, mainly consisting of interest expenses on our commercial loans. We incurred exchange losses in the amount of RMB4.3 million (US$0.6 million) in 2006 and RMB1.8 million in 2005, mainly due to foreign currency exchange losses resulting from the appreciated exchange rate of the Renminbi against the U.S. dollar. We had other income of RMB0.9 million (US$0.1 million) in 2006, compared to RMB0.2 million in 2005.
Net Income Before Tax and Income Tax Benefit
     As a result of the foregoing, we had net income before tax of RMB103.1 million (US$13.2 million) in 2006 and RMB14.3 million in 2005. Our tax expenses were nil in 2006 and 2005, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006 and 2005. We recorded RMB3.1 million (US$0.4 million) income tax benefit as a result of recognizing deferred tax assets related to warranty provision in 2006, compared to RMB0.1 million in 2005.
Net Income
     We had net income of RMB105.9 million (US$13.6 million) in 2006 and RMB14.4 million in 2005. Our net income margin was 16.8% in 2006 and 8.7% in 2005. This measure includes a share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.
Period from August 27, 2004 (Inception) to December 31, 2004
     Since we only had minimal operating activities during the period from August 27 to December 31, 2004, we do not believe that a comparison between this period and the year ended December 31, 2005 is meaningful.
     We commenced our business operations on August 27, 2004. Since we did not begin production of any of our PV products until 2005, we did not generate any revenue or incur any cost of revenue for the period from August 27 to December 31, 2004. We incurred general and administrative expenses of RMB0.6 million, and as a result, we had net loss of RMB0.6 million during this period.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
     We are a holding company, and conduct substantially all of our business through Linyang China, our PRC operating subsidiary. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2006, a total of RMB16.0 million (US$2.1 million) was not available for distribution to us in the form of dividends due to these PRC regulations.
Liquidity
     The following table sets forth a summary of our cash flows for the periods indicated:

	Period from
	August 27, 2004
	(Inception) to	Year Ended December 31,
	December 31, 2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(8,180)	(76,582)	(523,061)	(67,024)
Net cash used in investing activities	(295)	(37,464)	(190,047)	(24,352)
Net cash generated from financing activities	12,000	117,575	1,843,846	236,266
Net increase in cash and cash equivalents	3,525	3,529	1,130,738	144,890
Net Cash Used in Operating Activities
     Net cash used in operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation, amortization of intangible assets, warranty provision, share compensation expense and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other current assets (including advances to suppliers and other receivables), amounts due to related parties, accounts and notes payable, customer deposits, accrued expenses and other liabilities.
     Our net cash used in operating activities was RMB523.1 million (US$67.0 million) in 2006, which was derived from a net income of RMB105.9 million (US$13.6 million) adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase for depreciation expense of RMB6.6 million (US$0.8 million), warranty provision of RMB6.0 million (US$0.8 million), share compensation expenses of RMB25.3 million

(US$3.2 million), allowance on doubtful accounts of RMB11.3 million (US$1.45 million) and deferred tax benefits of RMB3.3 million (US$0.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB675.4 million (US$86.5 million), were primarily comprised of:
•	an increase of RMB159.2 million (US$20.4 million) in accounts receivable, primarily due to increased sales on credit in the fourth quarter of 2006;

•	an increase of RMB176.9 million (US$22.7 million) in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB295.7 million (US$37.9 million) in inventories principally as a result of increased purchases of silicon and silicon wafers; and

•	a decrease of RMB55.3 million (US$7.1 million) in deposits received from customers, primarily due to our provision of more preferential credit terms to our customers.
     Our net cash used in operating activities was RMB76.6 million in 2005, consisting primarily of net income of RMB14.4 million adjusted by a RMB0.8 million depreciation of fixed assets, warranty provision of RMB1.5 million and stock compensation expense of RMB0.5 million, and offset by a net increase in operating assets and liabilities of RMB93.8 million, including primarily:
•	an increase of RMB72.3 million in inventories principally as a result of an increase of RMB60.5 million in the purchase of raw materials;

•	an increase of RMB56.5 million in advances to suppliers;

•	an increase of RMB16.6 million in accounts payable mainly due to raw materials purchases;

•	an increase of RMB22.2 million in restricted cash relating to customer deposits; and

•	an increase of RMB55.3 million in deposits received from customers.
     These changes in 2005 were all principally due to the increase in our overall business as we ramped up our production and sale of PV modules and PV cells.
     Our net cash used in operating activities was RMB8.2 million in the period from August 27 to December 31, 2004, primarily consisting of a net loss of RMB0.6 million, adjusted by an increase of RMB7.6 million in operating assets and liabilities, which principally resulted from an increase of RMB4.5 million in inventories and an increase of RMB4.9 million in advances to suppliers.
Net Cash Used in Investing Activities
     Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets and advances made to related parties.
     Our net cash used in investing activities was RMB190.0 million (US$24.4 million) in 2006, consisting of RMB177.9 million (US$22.8 million) of cash used for the acquisition of fixed assets, including primarily our manufacturing machinery and equipment, and RMB13.0 million (US$1.7 million) of cash used for the acquisition of land use rights.
     Our net cash used in investing activities was RMB37.5 million in 2005, consisting primarily of cash used for the acquisition of fixed assets of RMB37.5 million.
     Our net cash used in investing activities in the period from August 27 to December 31, 2004 was RMB0.3 million, all of which related to the acquisition of fixed assets.

Net Cash Generated from Financing Activities
     Our net cash generated from financing activities primarily consists of capital contributions by equity shareholders, short-term bank borrowings and advances provided by related parties, as offset by bank deposits for securing credit facilities granted by commercial banks, which are not available for use for our operations.
     Our net cash generated from financing activities was RMB1,843.4 million (US$236.3 million) in 2006. This was mainly attributable to the issuance of ordinary shares in the amount of RMB1,060.5 million (US$135.9 million), the issuance of series A convertible preference shares in the amount of RMB420.0 million (US$53.8 million) and new bank loans of RMB490.7 million (US$62.9 million).
     Our net cash generated from financing activities was RMB117.6 million in 2005, including RMB29.3 million in proceeds received as capital contributions from our shareholders and RMB20.0 million in short-term bank loans, RMB146.4 million in repayment of advances and RMB116.1 million in advances from Linyang Electronics Co., Ltd. for working capital purposes.
     We had net cash generated from financing activities of RMB12.0 million in the period from August 27 to December 31, 2004, consisting entirely of capital contributions from our shareholders offset by the advance of RMB18.0 million to Linyang Electronics Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. as silicon purchase prepayments.
Capital Resources
     We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and IPO proceeds. As of December 31, 2006, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of of RMB379.9 million (US$48.7 million)and outstanding long-term bank loans in the aggregate amount of of RMB31.0 million (US$4.0 million). Our short-term bank loans bore average interest rates of 5.859% and 5.96% per annum, respectively, in 2005 and 2006. These short-term bank loans have terms of six months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. In addition, our short-term bank loans are secured by land use rights, restricted cash or guaranteed by our related parties. Our long-term bank loans had an average interest rate of 5.76% per annum in 2006 and were guaranteed by Linyang Electronics.
Capital Expenditures
     Our capital expenditures were RMB0.3 million, RMB37.5 million and of RMB177.9 million (US$22.8 million) in the period from August 27 to December 31, 2004, the year ended December 31, 2005 and 2006, respectively, and all related primarily to the purchase of manufacturing equipment for the production of PV cells and modules. We expect to incur capital expenditures of RMB316.7 million for 2007, which will be used primarily to purchase additional manufacturing equipment to meet our manufacturing capacity expansion plans.
     We believe that our cash and cash equivalents, anticipated cash flow from operations, existing credit facilities and the proceeds from our initial public offering are sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes for 2007. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, after our initial public offering, we became a public company and incurred a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development
     The solar industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. In addition, we are developing production technologies for next generation thin film PV cells, which are expected to significantly reduce the consumption of silicon materials and manufacturing costs.
     We have been developing more advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. The average conversion efficiency rate of our monocrystalline PV cells generally ranges between 16.1% and 16.5%. We currently produce a variety of PV cells ranging from 200 microns to 240 microns in thickness, with the substantial majority of these PV cells having a thickness of 220 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.
     We have constructed a pilot line, which is equipped with advanced technologies. We plan to leverage this pilot line to convert more effectively our research results into commercially viable products. Our total investment for this line as of December 31, 2006 is RMB17.5 million. This pilot line commenced trial operations in September 2006. We plan to utilize this pilot line to further improve the conversion efficiency and reduce the thickness of our PV cells.
     Our technology department works closely with our manufacturing department to lower production costs by improving our production efficiency. All of our research and development personnel in our technology department have undergraduate or higher education degrees. In particular, Mr. Fei Yun, our director of technology, spent approximately nine years studying and conducting research at the Center for Photovoltaic Devices and Systems of the University of New South Wales, Australia, prior to joining our company. In addition, Professor Guangfu Zheng, our senior researcher, who received his doctorate degree from the University of New South Wales in Australia, has been engaged in photovoltaics research since 1976. During his study and research in the University of New South Wales in Australia from 1991 to 1999, Professor Guangfu Zheng made significant advancements in conversion efficiency for thin-film solar cells. Moreover, he currently receives a special subsidy from the PRC government for foreign experts.
     In February 2006, we established the Linyang PV Research and Development Center with Shanghai Jiaotong University. This center, which is located at Shanghai Jiaotong University, employs PV technology experts who focus on improving conversion efficiency rates of PV cells. Under our agreement with Shanghai Jiaotong University, we are jointly entitled to the intellectual property rights relating to the research results of this center. Similarly, we entered into a research and development cooperation agreement with Sun Yat-sen University in Guangzhou, China, in September 2006, under which we will conduct joint research on system integration technologies. In the same month, we set up a research and development framework program with ISC Konstanz, a German solar research institute, to improve our PV cell manufacturing. In addition, we are sponsoring a master’s degree program in Photovoltaics at Shanghai Jiaotong University that will enhance our profile among faculty and students, as well as facilitate our recruitment of top graduates. We also set up a laboratory with an institute under the Chinese Academy of Sciences in June 2006, which implements sophisticated testing procedures to measure various technical parameters of our solar products. Furthermore, in April 2007, we established Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd. as part of our effort to strengthen our research and development capabilities.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from August 27, 2004 to December 31, 2006 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements
     We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(in thousands of Renminbi)
Purchase obligations relating to machinery and equipment	119,874	119,874	—	—	—
Purchase obligations relating to raw materials	1,039,564	1,029,564	10,000	—	—
Operating lease obligations	2,782	1,326	1,152	304	—

Total	1,162,220	1,150,764	11,152	304	—

G. Safe Harbor
     This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:
•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials, especially silicon wafers, in the future;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products and conventional energy suppliers.

     This annual report on Form 20-F also contains data related to the PV market worldwide and in China taken from third party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
     The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of June 30, 2007.

Name	Age	Position/Title
Yonghua Lu	44	Chairman and Chief Executive Officer
Hanfei Wang	43	Director and Chief Operating Officer
Xihong Deng	42	Director and Executive Vice President
Sven Michael Hansen	42	Director
Terry McCarthy	63	Independent Director
Ernst A. Bütler	62	Independent Director
Thomas J. Toy	52	Independent Director
Kevin Wei	39	Chief Financial Officer
Jianping Zhang	41	Vice President
Fei Yun	44	Director of Technology
Yuting Wang	65	Chief Engineer
Ru Cai	35	Principal Accounting Officer
Directors
     Mr. Yonghua Lu is our founder, chairman of our board of directors and chief executive officer. He also has been chairman of Linyang Electronics since 1997 and was general manager of that company from 1997 to August 2006. Linyang Electronics had been the parent company of Linyang China until June 2, 2006. Mr. Lu was general manager of Qidong Changtong Computer Group Company, and deputy manager of Qidong Computer Factory, from 1988 to 1996. From 1983 to 1988, he was deputy manager of the Lining Cloth Factory of Qidong “Wu Qi” Farm and manager of the Cashmere Factory of Qidong “Wu Qi” Farm. Mr. Lu has over 20 years of experience in enterprise management. He has received many awards and honors for his entrepreneurship, including being named one of Jiangsu Province’s Top Ten Outstanding Young Entrepreneurs and Fifth-term National Township Entrepreneur. Mr. Lu has attended a 15-month training course for Applied Social Studies at Soochow University Graduate School of Humanities, and a 20-month executive MBA course at Renmin University in China.
     Mr. Hanfei Wang is our director and chief operating officer. He joined our company in 2005. Mr. Wang was chief operating officer of Hongdou Group Chituma Motorcycle Co. from 2004 to 2005. He was manufacturing manager, marketing manager, management representative and deputy production general manager of Suntech Power Holdings Co., Ltd., a company currently listed on the New York Stock Exchange, from 2001 to 2004. From 1995 to 2001, Mr. Wang was production and materials senior supervisor of Wuxi Nemic-Lambda Electronics Co., Ltd., a

PRC subsidiary of Densei-Lambda K.K., a Japanese publicly listed company, responsible for production and quality management. Mr. Wang received his bachelor’s degree in physics from Soochow University in China. He has also attended an executive MBA course in Fudan University in China.
     Ms. Xihong Deng has served as our director since June 2006 and, under the management consulting service agreement we entered into with Hony Capital II, L.P., she has also served as our executive vice president in charge of international business development since November 2006, and is expected to continue to hold that position until the earlier of the end of 2007 and the appointment of a suitable replacement. Ms. Deng has been managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., since 2004. Prior to that, she was director and chief executive officer of Molecular Nanosystems, Inc., a nanotechnology company in California from 2002 to 2004. From 1992 to 2002, Ms. Deng was vice president at J.P. Morgan in the United States and worked in various departments, including investment banking, equity capital markets and private equity. From 1989 to 1992, she was engaged in fixed income research in Citigroup in the United States. Ms. Deng holds a bachelor’s degree and a master’s degree from Tsinghua University in China, and a master’s degree from the State University of New York at Stony Brook.
     Dr. Sven Michael Hansen has served as our director since August 2006. Dr. Hansen currently serves as the chief investment officer of Good Energies Inc. He also serves as the chairman of Concentrix Solar GmbH, a German company that focuses on the development of solar power plants, and as a director of Trina Solar Limited, a Chinese solar products manufacturer, and InErgies Capital Inc., a Swiss company that advises on energy sector investments. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. From 2001 to 2003, he was a managing partner of Black Emerald Group in Switzerland. Dr. Hansen served as group finance director and also a member of the executive board of Intels Group from 1999 to 2001. From 1996 to 1998, he worked in New York and London as a vice president and an executive director in the Structure Finance business of UBS. Dr. Hansen received his bachelor’s degree from the University of Basle, and MBA and Ph.D. degrees from the University of St. Gallen.
     Mr. Terry McCarthy has served as our independent director since November 2006. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. From 1993 to 1995, he managed a national reengineering program and software development project for Deloitte and participated in the acquisition and development of Deloitte’s tax software company. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was deputy managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Silicon Valley in California, where he was an audit partner and president when the firm was sold to Touche Ross in 1985. From 1972 to 1976, he held several audit positions at Hurdman & Cranstoun, CPAs, including senior audit manager working with SEC and privately held clients. He received a bachelor’s degree from Pennsylvania State University, an MBA from the University of Southern California and a master’s degree in Taxation from Golden Gate University.
     Mr. Ernst A. Bütler has served as our independent director since November 2006. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zurich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zurich, chairman of the board of Alegra Capital Ltd., Zürich, board member of PHI Investment, Zurich, consultant to the owner of a group of PRC companies, and advisor to the executive board of Partners Group in Zug, Switzerland, the largest independent Asset Manager of Alternative Investments in Europe. From 1999 to 2005, he was a partner of Partners Group in Zug, responsible for markets in Switzerland, Italy and France. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being managing director and co-head of the Corporate and Investment Banking Division in Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, The European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.
     Mr. Thomas J. Toy has served as our independent director since November 2006. His other current positions include director, chairman of the board, and member of audit committee, compensation committee and nominating and corporate governance committee of UTStarcom Inc. (Nasdaq: UTSI), director, chairperson of corporate governance and nominating committee and member of audit committee of White Electronic Designs Corp. (Nasdaq: WEDC) and director of several privately held companies. Mr. Toy has also been co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and he is a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon. From 1987 to 1999, he was partner and managing director of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.
Executive Officers
     Mr. Kevin C. Wei is our chief financial officer. Prior to joining our company in July 2006, Mr. Wei was chief financial officer of an on-line advertising agency in China. Mr. Wei was head of Internal Audit of LG.Philips Displays International Inc. from 2003 to 2005, where he was responsible for managing global internal audit coverage and risk management. From 1999 to 2003, he was Asia Pacific regional corporate audit manager with Altria Corporate Services Inc., including one year at Nabisco Inc. prior to its acquisition by Kraft Foods. From 1996 to 1999, Mr. Wei was a manager at KPMG LLP where he worked in transaction services and audit groups at its San Francisco and Shanghai offices. From 1991 to 1996, Mr. Wei was a senior auditor with Deloitte Touche LLP in Seattle. Between 1994 and 1995, Mr. Wei was seconded to a World Bank technical assistance project in Beijing, China, where he was a senior consultant on a Deloitte Touche international task force team advising the PRC Ministry of Finance promulgating the PRC Enterprise Accounting Standards, which are also known as PRC GAAP. Mr. Wei graduated from Central Washington University, where he earned a Bachelor of Science degree (cum laude) with a double major in Accounting and Management Information Systems.
     Mr. Jianping Zhang is vice president of our company. Prior to joining our company in 2006, Mr. Zhang had served as a director, general manager in Topsun Technologies Qidong Gaitianli Pharmaceutical Co., Ltd. since 2000. During the same period, he was also president of the Chamber of Commerce of Qidong Food and Medicine Industry. Mr. Zhang was a director and deputy general manager of Qidong Gaitianli Pharmaceutical Co., Ltd. from 1998 to 2000. Mr. Zhang received his bachelor’s degree from Nanjing Agricultural University. He has also attended an executive MBA course at Northwest University in China.
     Mr. Fei Yun has served as our director of technology since September 2006. From 2004 to 2006, he was a board member at Tera Solar Technologies, a solar energy consulting firm based in Australia. From 2001 to 2004, he was vice president of Green Acres Photolithographic Co., Ltd., Singapore. From 1989 to 1998, Mr. Yun was a research engineer and doctoral student at the Center for Photovoltaic Devices and Systems, the University of New South Wales in Australia. From 1987 to 1988, he worked as a research associate at the Asian Institute of Technology in Bangkok, Thailand, where he received his master’s degree in Photovoltaics in 1987. Mr. Yun received his bachelor’s degree from Jinan University in China.
     Mr. Yuting Wang is our chief engineer. He joined our company in 2004. From 2001 to 2004, he was associate chief engineer of Hebei Tianwei Yingli Energy Source Co., Ltd. From 1996 to 2000, Mr. Wang was a researcher at Beijing Solar Research Institute and engaged in research on grooved PV cells. From 1985 to 1996, Mr. Wang was chief engineer of Hebei Province Qinhuangdao City Huamei Optoelectronic Device Company, where he engaged in the development of monocrystalline PV cells. He was section chief of Sichuan Qichuan 879 Plant from 1972 to 1985 and was a technician of Sichuan Guangyuan 779 Plant from 1967 to 1972. Mr. Wang received his bachelor’s degree from Xi’an Jiaotong University.
     Ms. Ru Cai is our principal accounting officer. She joined our company in August 2006. Prior to joining us, Ms. Cai was the financial controller of an online advertising agency in Shanghai. From 2000 to 2006, Ms. Cai was a senior manager at the transaction services group of Shanghai office of KPMG Huazhen. From 1992 to 1998, she was an assistant audit manager at Shanghai and Hong Kong offices of KPMG Huazhen. Ms. Cai received her associate degree in accounting from Shanghai Lixin University of Commerce in China, and a master’s degree from Coventry University in the United Kingdom.

B. Compensation of Directors and Executive Officers
Compensation
     In 2006, we paid aggregate cash compensation of RMB3.4 million (US$0.4 million) to our directors and executive officers. For options granted to officers and directors, see “— 2006 Equity Incentive Plan.”
     We adopted our 2006 equity incentive plan in November 2006. Our equity incentive plan provides for the grant of options to purchase our ordinary shares, subject to vesting. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
     Termination of Awards. Options granted under our 2006 equity incentive plan shall have specified terms set forth in a share option agreement. Each employee who has been granted options shall undertake to work for our company for at least five years starting from the grant date, or for such term as is otherwise specified in the individual’s share option agreement. In the event that any employee resigns prior to the expiration of such term, the employee shall only be entitled to the vested options, and the options that have been granted to but not yet vested in him or her will be forfeited to our company.
     Administration. Our 2006 equity incentive plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms. The exercise price may be adjusted in the event of certain share or rights issuances by our company.
     Option Exercise. The options granted will generally be subject to vesting over five years in equal portions, except that the vesting schedule of options granted to certain of our professionals, independent directors and advisors may be less than five years if our compensation committee deems necessary and appropriate. The options, once vested, are exercisable at any time before November 30, 2016, at which time the options will become null and void. The exercise prices of the options are determined by the compensation committee.
     Share Split or Combination. In the event of a share split or combination of our ordinary shares, the options, whether exercised or not, shall be split or combined at the same ratio.
     Amendment and Termination of Plan. Our compensation committee may at any time amend, suspend or terminate our 2006 equity incentive plan. Amendments to our 2006 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2006 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards.
     Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2006 equity incentive plan as of June 30, 2007.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
		(US$/Share)
Terry McCarthy	150,000	1.80	November 30, 2006	November 29, 2016
Thomas J. Toy	180,000	1.80	November 30, 2006	November 29, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.80	November 30, 2006	November 29, 2016
Kevin Wei	1,799,998	1.80	November 30, 2006	November 29, 2016
Jianping Zhang	300,000	1.80	November 30, 2006	November 29, 2016
Fei Yun	800,000	1.80	November 30, 2006	November 29, 2016
Ru Cai	313,000	1.80	November 30, 2006	November 29, 2016
Other employees as a group	4,260,000	1.80	November 30, 2006	November 29, 2016
	150,000	2.44	March 19, 2007	November 29, 2016
	660,000	2.87	May 10, 2007	November 29, 2016
	100,000	2.11	June 28, 2007	November 29, 2016
Total	8,892,998

C. Board Practices
Audit Committee
     Our audit committee consists of Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler and is chaired by Mr. Terry McCarthy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules. Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.
     Our audit committee was notified of anonymous allegations of misconduct by our employees in November 2006. Our audit committee subsequently conducted an investigation and found no basis for these allegations. See “Item 8.A. Legal and Administrative Proceedings.” Our audit committee has established a “whistleblower” reporting system to allow individuals to make anonymous communications to the audit committee regarding financial and accounting matters relating to our company.
     Our audit committee held meetings in February, May and June of 2007.
Compensation Committee
     Our compensation committee consists of Mr. Yonghua Lu, Mr. Ernst A. Bütler and Mr. Tom J. Toy, and is chaired by Mr. Ernst A. Bütler. Mr. Ernst A. Bütler and Tom J. Toy satisfy the “independence” requirements of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
     Our compensation committee held meetings in March, May and June of 2007.
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Mr. Yonghua Lu, Mr. Ernst A. Bütler and Mr. Thomas J. Toy, and is chaired by Mr. Thomas J. Toy. Mr. Thomas J. Toy and Mr. Ernst A. Bütler satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:
•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
     Our corporate governance and nominating committee was formed on May 10, 2007 and held a meeting in June of 2007.
Duties of Directors
     Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
     Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.
Employment Agreements
     We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of the employee. In addition, we have entered into executive employment agreements with six of our executive officers and key employees, under which these executive officers and key employees may not terminate his employment for the three-year period commencing from June 19, 2006.
     Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
D. Employees
Employees
     As of December 31, 2006, we had 736 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2004, 2005 and 2006, respectively:

	As of December 31,
	2004	2005	2006
Manufacturing and engineering	72	169	535
General and administration	3	30	65
Quality control	3	17	41
Research and development	2	11	49
Purchasing and logistics	1	6	31
Marketing and sales	3	8	15

Total	84	241	736

     We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.
     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2005 and 2006 was approximately RMB0.9 million and RMB3.1 million (US$0.4 million), respectively.
     We adopted our 2006 equity incentive plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares, or 5.7% of our share capital on a fully diluted basis, has been reserved for issuance under this plan. As of June 30, 2007, there were outstanding options to purchase 8,892,998 ordinary shares under our 2006 equity incentive plan.
     We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits each of them from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.
     We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not covered by any collective bargaining agreement.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2007, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers:
Yonghua Lu(3)	77,269,500	32.19%
Hanfei Wang(4)	12,543,750	5.23%
Xihong Deng(5)	14,050,537	5.85%
Yuting Wang(6)	501,750	0.21%
Terry McCarthy	30,000	0.01%
Ernst A. Butler(7)	30,000	0.01%
Thomas J. Toy(8)	30,000	0.01%
Kevin Wei(9)	466,666	0.19%
Ru Cai(10)	77,667	0.03%
All Directors and Executive Officers as a Group(11)	104,999,870	43.75%
Major Shareholders:
Yonghua Solar Power Investment Holding Ltd(12)	77,269,500	32.19%
WHF Investment Co., Ltd(13)	12,543,750	5.23%
Citigroup Venture Capital International Growth Partnership, L. P.(14)	37,761,742	15.73%
Citigroup Venture Capital International Co-Investment, L.P.(15)	2,060,635	0.86%
Hony Capital II, L.P. (16)	14,050,537	5.85%
LC Fund III, L. P.(17)	10,519,118	4.38%
Good Energies Investments Limited(18)	15,027,312	6.26%
     Under the share purchase agreement we entered into in connection with the private placement in June 2006, the per share purchase price of the series A convertible preference shares is subject to adjustment and the holders of our series A convertible preference shares are entitled to receive additional shares from our existing shareholders based on our audited net profit for the year ending December 31, 2006 for nil consideration, or the Series A Share Ownership Adjustment. Accordingly, no new shares will be issued and the ratio of the ownership percentage of the series A convertible preference shareholders and non-series A convertible preference shareholders will be adjusted to reflect such transfer between these two groups of shareholders without otherwise affecting the ownership interests of other shareholders. Depending on the amount of our audited net profit for 2006, our existing ordinary shareholders may be required to transfer on a pro rata basis up to an aggregate of 15,928,951 shares to the series A convertible preference shareholders or the series A convertible preference shareholders may be required to transfer on a pro rata basis up to an aggregate of 10,886,693 shares to our existing ordinary shareholders. We anticipate completing the adjustment after our audited consolidate financial statements for the year ending December 31, 2006 are available.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Percentage of beneficial ownership of each listed person is based on 240,024,754 ordinary shares outstanding as of June 30, 2007, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Under the Series A Share Ownership Adjustment, depending on the amount of our audited net profit for 2006, our existing ordinary shareholders may be required to transfer on a pro rata basis up to an aggregate of 15,928,951 shares to the series A convertible preference shareholders or the series A convertible preference shareholders may be required to transfer on a pro rata basis up to an aggregate of 10,886,693 shares to our existing ordinary shareholder for nil consideration.

(3)	Owns Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 77,269,500 ordinary shares in our company as of June 30, 2007. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(4)	Owns WHF Investment Co., Ltd, a British Virgin Islands company, which held 12,543,750 ordinary shares in our company as of June 30, 2007. Mr. Wang is the sole director of WHF Investment Co., Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(5)	Includes 14,050,537 ordinary shares held by Hony Capital II, L. P. as of June 30, 2007. Ms. Deng is managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L. P. Ms. Deng disclaims beneficial ownership of all of our shares held by investment entities affiliated with Hony Capital II, L.P. except to the extent of her pecuniary interest therein. The business address of Ms. Deng is c/o 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China.

(6)	Owns YongGuan Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 501,750 ordinary shares in our company as of June 30, 2007. Mr. Wang is the sole director of YongGuan Solar Power Investment Holding Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(7)	Includes 30,000 ordinary shares underlying share options exercisable by Mr. Ernst A. Butler within 60 days of this annual report on Form 20-F.

(8)	Includes 30,000 ordinary shares underlying share options exercisable by Mr. Thomas J. Toy within 60 days of this annual report on Form 20-F.

(9)	Includes 466,666 ordinary shares underlying share options exercisable by Mr. Kevin Wei within 60 days of this annual report on Form 20-F.

(10)	Includes 77,677 ordinary shares underlying share options exercisable by Ms. Ru Cai within 60 days of this annual report on Form 20-F.

(11)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F.

(12)	Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(13)	WHF Investment Co., Ltd, a British Virgin Islands company, is owned by Mr. Hanfei Wang. Mr. Wang is the sole director of WHF Investment Co., Ltd. The address of WHF Investment Co., Ltd is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(14)	Held 37,761,742 ordinary shares as of June 30, 2007. The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(15)	Held 2,060,635 ordinary shares as of June 30, 2007. The address of Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(16)	Held 14,050,537 ordinary shares as of June 30, 2007 through its wholly owned subsidiary Brilliant Orient International Limited, a British Virgin Islands company. The address of Hony Capital II, L. P. is 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by Hony Capital II, L.P. is held by its five-seat investment committee. Among the five representatives of such committee, three of them, Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II, GP Limited, a company incorporated in the Cayman Islands, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement.

(17)	Held 10,519,118 ordinary shares as of June 30, 2007. The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Center, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. John Huan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(18)	Held 15,027,312 ordinary shares as of June 30, 2007. The address of Good Energies Investments Limited is 9 Hope Street, St., Helier, Jersey, Channel Islands, JE 2 3 NS. We have been informed that voting and investment control over our shares beneficially owned by Good Energies Investments Limited is maintained by the board of directors of Good Energies Investments Limited, consisting of Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. John Hammill and Mr. Gert-Jan Pieters. Good Energies Investments Limited has entered into an advisory services contract with Good Energies Inc. Under the terms of this agreement, Good Energies Inc. provides investment advice to Good Energies Investments Limited in respect of voting and investment of securities held by Good Energies Investments Limited. The address of Good Energies Inc. is Baumleingasse 22, 4001 Basel, Switzerland. Good Energies Investments Limited and Good Energies Inc. are wholly owned subsidiaries of Cofra Holding AG, a company incorporated in Switzerland, with the business address of Grafenauweg 10, Zug CH 6301, Switzerland. We have been informed that voting and investment control over securities beneficially owned by Cofra Holding AG is maintained by the board of directors of Cofra Holding AG, which consists of Mr. Erik Brenninkmeijer, Mr. Stan Brenninkmeijer, Mr. Hans Brenninkmeijer, Mr. Wolter Brenninkmeijer, Mr. Richard Hayden and Mr. Vernon Sankey.

     As of June 25, 2007, approximately 25% of our outstanding ordinary shares, represented by 12,000,000 ADSs, are held by one record holder in the United States.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees — Share ownership.”
B. Related Party Transactions
     After the completion of our initial public offering on December 26, 2006, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since our formation, August 27, 2004.
Series A Convertible Preference Shares
     In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments Limited and two individual investors at an average purchase price of approximately US$0.67 per share for aggregate proceeds, before deduction of transaction expenses, of US$53 million. All of these 79,644,754 series A convertible preference shares have been converted to ordinary shares of our company upon the completion of our initial public offering.
Registration Rights
     Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:
•	Demand Registrations. On and after the earlier of (a) June 27, 2008 or (b) six months after the date the registration statement covering the ordinary shares underlying the ADSs to be sold in our initial public offering becomes effective, upon request of any of the non-individual holders of series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•	Registrations on Form F-3. We have granted the holders of series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.
Post-Offering Lock-Up
     Pursuant to the registration rights agreement, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of our initial public offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing.
Equity Incentive Plan
     See Item 6.B., “Item 6. Directors, Senior Management and Employees —2006 Equity Incentive Plan.”
Transactions with Certain Shareholders
•	During the period from August 27, 2004 to December 31, 2004, Linyang China made advances of RMB10.0 million to Linyang Electronics, its parent company until June 2006, and RMB8.0 million to Huaerli Electronics, a company of which the equity holder and chairman and chief executive officer of our company, Mr. Yonghua Lu, had a beneficial interest as an equity holder. These amounts were unsecured, interest-free and were fully repaid in 2005. In the three months ended March 31, 2006, Linyang China made cash advances of RMB0.1 million (US$0.01 million) and RMB2.1 million (US$0.3 million) to Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our director and chief operating officer, respectively, and a housing loan of RMB2.9 million (US$0.4 million) to Mr. Longxing Huang, our purchasing director. These amounts were unsecured, interest-free and repayable upon demand. All the advances and the housing loan were fully repaid in April and May 2006. We do not intend to make such cash advances or loans to any of our directors or shareholders in the future.

•	Linyang Electronics made advances to Linyang China in an aggregate amount of RMB119.4 million in 2005. We repaid RMB89.1 million and RMB30.2 million (US$3.8 million) of these amounts in 2005 and 2006, respectively. Linyang Electronics paid certain operating expenses of RMB0.7 million (US$0.1 million) and RMB0.5 (US$0.1 million) on behalf of Linyang China in 2005 and 2006, respectively, and Linyang China repaid RMB0.06 million (US$0.01 million) and RMB0.2 million (US$0.03 million) in the same period. As of December 31, 2005, the amount due to Linyang Electronics was approximately RMB30.9 million. The amount due to Linyang Electronics was unsecured, interest-free and had no fixed terms of repayment. In 2006, Linyang Electronics and Linyang Agricultural Development (Nantong) Co., Ltd., a company of which the shareholder, chairman and chief executive officer of our company, Mr. Yonghua Lu, had a beneficial interest as an equity holder, made cash advances to Linyang China of RMB105.9 million (US$13.4 million) and RMB9.0 million (US$1.1 million), respectively, both of which were fully repaid in the same period. During the same period, Linyang Electronics paid approximately RMB0.5 million (US$0.06 million) of operating expenses on behalf of Linyang China, RMB0.2 million (US$0.03 million) of which have been subsequently reimbursed by Linyang China. In addition, Linyang China purchased silicon wafers and other materials from Linyang Electronics in the amount of RMB2.6 million in 2006, out of which RMB1.0 million has been paid by Linyang China in the same period. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was approximately RMB2.3 million (US$0.3 million), which was unsecured, interest-free and had no fixed terms of repayment. In October and November 2006, Linyang China entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang China an aggregate of RMB80.0 million (US$10.1 million) through a third party PRC bank. Under current PRC laws and regulations, PRC companies other than licensed financial institutions are not permitted to make loans to each other directly. As a result, companies commonly use indirect entrusted loan arrangements under which funds are first deposited by the lending company with a PRC commercial bank, and the PRC commercial bank then loans the corresponding amount of funds to the borrower pursuant to the instruction of the lending company. As the principal and interest of the loan are repaid to the bank, the bank makes corresponding repayments to the lending company after deducting service fees. These loans bear 6.138% annual interest, are unsecured and repayable within six months.

•	In September 2006, Sichuan Jiayang entered into a PV module purchase agreement with Linyang Electronics in the amount of RMB0.3 million. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was RMB0.3 million.

•	Linyang China entered into a number of agreements with Huaerli (Nantong) to purchase silicon and silicon wafers in the aggregate amounts of RMB15.9 million and RMB23.8 million (US$3.0 million), respectively, in 2005 and 2006. The purchase was made according to the published prices and conditions offered by Huaerli (Nantong) to its customers. As of December 31, 2005 and 2006, the amount due to Huaerli (Nantong) under these purchase agreements was approximately RMB1.7 million and nil, respectively. The amount due to Huaerli (Nantong) was unsecured, interest-free and repayable on demand. In 2006, Huaerli (Nantong) paid approximately RMB7.6 million (US$1.0 million) of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China in the same period.

•	In 2005, Huaerli (Nantong) made advances to Linyang China of RMB27.0 million (US$3.4 million), which was subsequently repaid by Linyang China in the same period.

•	As of December 31, 2006, Linyang China’s bank borrowings were guaranteed by Linyang Electronics for up to RMB280.0 million (US$35.9 million) for nil consideration; RMB20.0 million (US$2.6 million) were jointly guaranteed by Linyang Electronics and Mr. Yonghua Lu, our chairman, chief executive officer and his wife; RMB59.9 million (US$7.7 million) was jointly guaranteed by Linyang Electronics and Huaerli (Nantong); and RMB20.0 million (US$2.6 million) was secured by land use rights and guaranteed by Linyang Electronics, Qidong Huahong and our chairman and chief executive officer and his wife.

•	As of December 31, 2005, for nil consideration, Linyang Electronics had pledged RMB10.0 million to a commercial bank for notes payable granted to Linyang China of RMB10.0 million.

•	In 2005, Linyang China paid RMB81,000 for raw material purchases from Linyang Electronics according to the published prices and conditions offered by Linyang Electronics to its customers.

•	In 2005 and the three months ended March 31, 2006, Qidong Huahong granted to Linyang China the use of a parcel of land with a total area of 24,671 square meters for nil consideration. As a result, in 2005 and the three months ended March 31, 2006, we recorded a rental charge of RMB70,000 (US$8,856) and RMB23,000 (US$2,910), respectively, based on the fair value of the rental cost incurred by Qidong Huahong and a corresponding credit to additional paid-in capital. In April 2006, Qidong Huahong entered into a Land Use Rights Transfer Agreement to transfer the use rights of this land until December 23, 2054 to Linyang China for consideration of RMB4.6 million (US$0.6 million). The full price of the contract has been paid. In November 2006, Qidong Huahong entered into two Land Use Rights Transfer Agreements to transfer the use rights of two parcels of land with a total area of 36,841 square meters and a manufactory facility for a consideration of RMB21.9 million (US$2.8million).

•	On August 30, 2004 and March 16, 2005, Linyang China entered into two facility lease agreements with Qidong Huahong. Linyang China incurred rental expenses of RMB25,000 in the period from August 27, 2004 to December 31, 2004 and RMB58,000 (US$7,338) in 2005. The rental agreement was entered into with reference to market rental rates. The amounts due to Qidong Huahong under this agreement were RMB25,000, RMB83,000 (US$10,501) and nil as of December 31, 2004, December 31, 2005 and December 31, 2006, respectively. These amounts were unsecured, interest-free and payable on demand. In November 2005, the parties entered into a new agreement to terminate the above two leases.

•	In 2006, Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by our chairman and chief executive officer, paid approximately RMB0.1 million of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China.

•	In September 2006, Linyang China entered into a PV module sales agreement with Shanghai Linyang Electronics Technology Co., Ltd., a company controlled by our chairman and chief executive officer. The amount for 20 modules was RMB0.15 million. The sales was made according to the published prices and conditions offered by Linyang China to its customers. As of December 31, 2006, the amount due from Linyang Technology was RMB0.15 million.

•	On June 2, 2006, Linyang BVI agreed to pay US$6.6 million to Linyang Electronics for the purchase of the equity interests held by Linyang Electronics in Linyang China and made such payment in August 2006. The price of the transfer was based on the estimated net asset value of Linyang China. This transaction was accounted for as a recapitalization.

•	On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement.
C. Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
     There are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.
     In November 2006, our audit committee was notified by our independent auditors, Ernst & Young Hua Ming, that they received non-detailed anonymous allegations that our company illegally borrowed money from state-owned commercial banks in the PRC by bribing bank officials, and improperly provided entertainment and meals to Ernst & Young Hua Ming. The audit committee undertook what it believes to be appropriate measures to address these allegations, including retaining an independent international law firm as special counsel to conduct an investigation, and found no basis for these allegations. The special counsel issued a report in respect of the results of its investigation concluding that it did not discover any information in the course of its investigation that substantiates in any way the anonymous allegations. In addition, Ernst & Young Hua Ming also conducted its own internal investigation in connection with these allegations, and this investigation did not produce any information that would lend credence to the allegations. As a result of these investigations and other internal inquiries, our audit committee did not find any basis for these anonymous allegations. However, if, despite our audit committee’s investigation, these allegations later prove to have merit, there could be liability for our company and we may be required to take additional measures to improve our internal controls. In addition, these types of allegations require our board of directors and management to expend significant resources to investigate and take other appropriate actions, and addressing such allegations could divert the attention of our board of directors and management from the operation of our business, thereby resulting in a negative impact on our financial condition and results of operations.
Dividend Policy
     We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Under the amended and restated memorandum and articles of association that were in effect prior to our initial public offering, holders of series A convertible preference shares were entitled to receive an annual 3.5% cumulative dividend. We made a one-time cash dividend payment in the aggregate amount of approximately US$0.9 million to these holders of the series A convertible preference shares on December 31, 2006.

     Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
     We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Linyang China is subject to limitations. See “Item 3.D.Risk Factors — Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.”
Significant Changes
     There have been no significant changes since December 31, 2006, the date of the annual financial statements in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details.
     Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”
     In 2006 (December 20, 2006 through December 31, 2006), the trading price of our ADSs on the Nasdaq Global Market ranged from $9.90 to $12.50 per ADS.
     The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each quarter in 2006 and the first quarter in 2007 and , and (2) each of the past six months.

	Share Price
	High	Low
Quarterly High and Low
Fourth Quarter 2006 (from December 20, 2006)	12.50	9.90
First Quarter 2007	17.69	10.21

Monthly Highs and Lows
December 2006 (from December 20, 2006)	12.50	9.90
January 2007	15.60	10.21
February 2007	17.10	13.23
March 2007	14.00	11.88
April 2007	17.69	12.15
May 2007	15.29	9.02
June 2007 (through June 29, 2007)	11.16	8.22
B. Plan of Distribution
     Not applicable.
C. Markets

     Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333- 139258 ), as amended, initially filed with the Commission on December 5, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions on December 18, 2006.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
Foreign Currency Exchange
     Foreign currency exchange in China is primarily governed by the following regulations:
•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996)
     Under the Foreign Exchange Administration Rules, the Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.
     Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.
E. Taxation

Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
     The following discussion describes the material U.S. federal tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20,

1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, the ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the Nasdaq. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
     Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend.
Taxation of Disposition of Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
     A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     We believe that we were not a PFIC for our taxable year ended December 31, 2006, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. holders, including individuals. See “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.” Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.
     The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed and regularly traded on the Nasdaq and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.
     In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
     If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
     In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts

     Not applicable.
H. Documents on Display
     You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.
     The Commission allows us to “incorporate by reference” the information we file with the Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this annual report on Form 20-F.
I. Subsidiary Information
     For a listing of our significant subsidiaries, see Item 4. C. of this annual report, “Information on the Company – Organizational Structure”.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
     A significant portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, Linyang China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
     Foreign exchange transactions by Linyang China under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if Linyang China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Linyang China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of Linyang China to obtain foreign exchange through debt or equity financing.
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest rates for our short-term bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
     We completed our initial public offering of 60,000,000 ordinary shares, in the form of ADSs, at $12.50 per ADS on December 26, 2006, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $150 million, of which we received net proceeds of $135.9 million. The effective date of our registration statement on Form F-1 (File number: 333- 139258 ) was December 19, 2006. Goldman Sachs (Asia) L.L.C. was the sole global coordinator and book runner for the global offering of our ADSs.
     The net proceeds from our initial public offering have been allocated as follows:
•	approximately US$50 million to purchase or prepay for raw materials;

•	approximately US$40 million to expand our manufacturing capacity; and

•	approximately US$10 million to invest in our research and development activities.
     The remaining proceeds will be used for other general corporate purposes and for the potential acquisition of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. As of December 31, 2006, our cash resources amounted to $147.3 million, comprising of cash on hand and demand deposits.
ITEM 15. CONTROLS AND PROCEDURES
     Our Chief Executive Officer and our Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each has concluded that, because of the material weakness in internal control over financial reporting described below, as of the end of the period covered by this annual report, such disclosure controls and procedures were not effective.
     Our auditors, an independent registered public accounting firm, in connection with their audits of our consolidated financial statements as of and for the year ended December 31, 2006, noted certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting.
     In order to remedy this material weakness, we have undertaken various initiatives to strengthen our control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives include hiring additional qualified professionals with relevant experience for our finance and accounting department, and increasing the level of interaction among our management, audit committee, independent auditors and other external advisors. We are also in the process of implementing additional measures to further make improvements, including providing additional specialized training for our existing personnel. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Since March 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act. We have formed a task force and are currently continuing to recruit and devote more resources in pursuing compliance with the requirements of the Sarbanes-Oxley Act.
     Other than as described above, no significant changes during the period covered by this annual report in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.
Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that Terry MaCarthy qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

Item 16B. Code of Ethics
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.solarfun.com.cn. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2005	2006	2006
	(RMB)	(RMB)	(US$)
Audit fees(1)	—	1,560,000	199,895
All other fees(2)	—	13,114,990	1,680,526

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the interm review/ audit of our quarterly/ annual financial statements for the period from August 27, 2004 to December 31, 2006.

(2)	“All other fees” means the aggregate fees for services rendered in connection with our public offering in 2006.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     None.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2005 and 2006

•	Consolidated Statements of Operations for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006

•	Consolidated Statements of Cash Flows for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006

•	Consolidated Statements of Changes in Shareholders’ Equity for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006

•	Notes to the Consolidated Financial Statements
ITEM 19. EXHIBITS
     The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document
1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Second Amended and Restated Memorandum and Articles of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.1	Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.2	Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.3	Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.1	Share Purchase Agreement, dated as of June 6, 2006, in respect of the issue of series A convertible preference shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2	Shareholders Agreement, dated as of June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.3	Registration Rights Agreement, dated as of June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document
4.5	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.6	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.7	Silicon Supply Agreement, dated as of November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.8	Silicon Supply Cooperation Agreement, dated as of November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd and Jiangxi LDK Solar Hi-Tech Co., Ltd. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.9	Silicon Supply Agreement, dated as of July 6, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.11	Silicon Supply Agreement, dated as of March 26, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.12	Silicon Supply Agreement, dated as of October 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.13	Silicon Supply Agreement, dated as of June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated as of June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.14	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.15	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.16	Agreement of Transfer of Land Use Rights, dated as of April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.17	Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.18	Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document
4.19	Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.20	Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.21	Management Consulting Service Agreement, dated as of November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.22	Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960kW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.23	Letter of Acceptance for Suyuan Group 74kW On-Grid Application System Project, dated September 12, 2006 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.24	Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.25	Entrusted Loan Contract, dated as of October 13, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.26	Entrusted Loan Contract, dated as of October 18, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.27	Entrusted Loan Contract, dated as of October 25, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.28	Entrusted Loan Contract, dated as of November 20, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.29	Silicon Purchase Agreement, dated as of May 15, 2005, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.30	Silicon Purchase Agreement, dated as of January 12, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.31	Silicon Purchase Agreement, dated as of July 2, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document
4.33*	Silicon Purchase Agreement, dated as of January 8, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Shanghai Jiu Jing Electronic Material Co., Ltd.

4.34*	Silicon Purchase Agreement, dated as of March 6, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd.

8.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

99.1	Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 5, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO and CFO Certification Pursuant to Section 906

*	Filed with this Annual Report on Form 20-F

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOLARFUN POWER HOLDINGS CO., LTD.

/s/ Yonghua Lu Yonghua Lu
Chairman and Chief Executive Officer
Date: June 30, 2007

SOLARFUN POWER HOLDINGS CO., LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the Period from August 27, 2004 (Date of Inception) to December 31, 2004 and for the Years Ended December 31, 2005 and 2006	F-4

Consolidated Statements of Cash Flows for the Period from August 27, 2004 (Date of Inception) to December 31, 2004 and for the Years Ended December 31, 2005 and 2006	F-5

Consolidated Statements of Changes in Shareholders’ Equity for the Period from August 27, 2004 (Date of Inception) to December 31, 2004 and for the Years Ended December 31, 2005 and 2006	F-6

Notes to the Consolidated Financial Statements	F-7 – F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Solarfun Power Holdings Co., Ltd.
We have audited the accompanying consolidated balance sheets of Solarfun Power Holdings Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from August 27, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for the period from August 27, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 29, 2007

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		December 31,
	Note	2005	2006	2006
		(RMB)	(RMB)	(US$)
Assets
Current assets:
Cash and cash equivalents		7,054	1,137,792	145,794
Restricted cash		22,229	33,822	4,334
Accounts receivable (net of allowance for doubtful accounts of RMB11,322,000 as of December 31, 2006 (2005: Nil))		—	147,834	18,943
Inventories	3	76,819	372,504	47,732
Advance to suppliers	4	61,312	238,178	30,520
Other current assets	5	20,705	75,525	9,677
Deferred tax assets	19	96	3,400	436
Amount due from related parties	20	—	153	20
Amount due from shareholders	20	—	578	74

Total current assets		188,215	2,009,786	257,530

Non-current assets:
Fixed assets – net	6	55,146	207,449	26,582
Intangible assets – net	7	—	12,897	1,653
Investments	8	—	300	38
Total non-current assets		55,146	220,646	28,273

Total assets		243,361	2,230,432	285,803

LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank borrowings	9	20,000	379,900	48,680
Long-term bank borrowings, current portion	9	—	16,000	2,050
Accounts payable		18,794	51,452	6,593
Notes payable	10	20,000	14,020	1,796
Accrued expenses and other liabilities	11	22,920	33,619	4,308
Customer deposits	13	55,319	17	2
Amount due to related parties	20	32,658	24,486	3,138
Amount due to shareholders	20	—	7,572	970

Total current liabilities		169,691	527,066	67,537

Non-current liabilities:
Long-term bank borrowings, non-current portion	9	—	15,000	1,922

Commitments and contingencies	22

Minority interests		—	10,151	1,301

Shareholders’ Equity
Ordinary shares
(par value US$0.0001 per share; 400,000,000 shares authorized; 50,175,000 shares,100,350,000 shares and 239,994,754 shares issued and outstanding at December 31, 2004, 2005 and 2006, respectively)		84	193	25

Additional paid-in capital		59,783	1,565,524	200,604
Statutory reserves	15	1,496	16,024	2,053
Retained earnings		12,307	96,474	12,361

Total shareholders’ equity		73,670	1,678,215	215,043

Total liabilities and shareholders’ equity		243,361	2,230,432	285,803

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		For the period
		from August
		27, 2004 (date
		of inception) to
		December 31,	For the year ended December 31,
	Note	2004	2005	2006	2006
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Photovoltaic modules		—	165,636	604,317	77,436
Photovoltaic cells		—	542	7,182	920
Photovoltaic cells processing		—	—	19,408	2,487

Total net revenue		—	166,178	630,907	80,843

Cost of revenue:
Photovoltaic modules		—	(139,481)	(434,493)	(55,675)
Photovoltaic cells		—	(422)	(5,983)	(766)
Photovoltaic cells processing		—	—	(6,054)	(776)

Total cost of revenue		—	(139,903)	(446,530)	(57,217)

Gross profit		—	26,275	184,377	23,626

Operating expenses:
Selling expenses		—	(5,258)	(11,883)	(1,523)
General and administrative expenses	16	(629)	(4,112)	(52,214)	(6,690)
Research and development expenses		—	(750)	(6,523)	(836)

Total operating expenses		(629)	(10,120)	(70,620)	(9,049)

Operating (loss) profit		(629)	16,155	113,757	14,577

Interest expenses		—	(123)	(8,402)	(1,077)
Interest income		22	95	1,326	170
Exchange losses		—	(1,768)	(4,346)	(557)
Other income		—	215	902	116
Other expenses		—	(260)	(836)	(107)
Changes in fair value of embedded foreign currency derivative	11	—	—	(163)	(21)
Government grant	18	—	—	852	109

(Loss) income before income taxes and minority interest		(607)	14,314	103,090	13,210

Income tax benefit	19	—	96	3,132	401
Minority interest		—	—	(301)	(39)

Net (loss) income		(607)	14,410	105,921	13,572

Net (loss) income attributable to ordinary shareholders		(607)	14,410	98,695	12,646

Net (loss) income per share:
Basic	25	(0.01)	0.26	0.95	0.12
Diluted	25	(0.01)	0.22	0.74	0.09

Shares used in computation:
Basic net (loss) income per share	25	51,994,399	54,511,540	103,631,832	103,631,832
Diluted net (loss) income per share	25	51,994,399	66,366,469	142,108,460	142,108,460

Net (loss) income per ADS:

Basic	25	(0.05)	1.32	4.76	0.61
Diluted	25	(0.05)	1.09	3.72	0.48

Shares used in computation:
Basic net (loss) income per ADS	25	10,398,880	10,902,308	20,726,366	20,726,366
Diluted net (loss) income per ADS	25	10,398,880	13,273,294	28,421,692	28,421,692

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the period
		from August
		27, 2004 (date
		of inception) to
		December 31,	For the year ended December 31,
	Note	2004	2005	2006	2006
		(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net (loss) income attributable to holders of ordinary shares		(607)	14,410	98,695	12,646
Dividends on Series A redeemable convertible preferred shares		—	—	7,226	926

Net (loss) income		(607)	14,410	105,921	13,572
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Minority interest		—	—	301	39
Depreciation and amortization		3	781	6,562	841
Stock compensation expenses	16, 17	—	501	25,307	3,243
Provision for doubtful receivables		—	—	11,323	1,451
Deferred tax benefit	19	—	(96)	(3,304)	(423)
Warranty provision		—	1,520	6,030	773
Others		—	70	197	25
Changes in operating assets and liabilities:
Restricted cash		—	(22,229)	(11,593)	(1,486)
Accounts receivable		—	—	(159,157)	(20,394)
Inventories		(4,511)	(72,308)	(295,685)	(37,888)
Advance to suppliers		(4,850)	(56,462)	(176,866)	(22,664)
Other current assets		(762)	(19,943)	(54,820)	(7,024)
Amount due from related parties		—	—	28,889	3,701
Accounts payable		2,221	16,573	26,678	3,418
Accrued expenses and other liabilities		301	2,928	22,458	2,878
Amount due to related parties		25	2,354	—	—
Customer deposits		—	55,319	(55,302)	(7,086)

Net cash used in operating activities		(8,180)	(76,582)	(523,061)	(67,024)

Cash flows from investing activities:
Acquisition of fixed assets		(295)	(37,464)	(177,872)	(22,793)
Acquisition of intangible assets		—	—	(12,988)	(1,664)
Investment in affiliate		—	—	(300)	(38)
Proceeds from disposal of fixed assets		—	—	1,113	143

Net cash used in investing activities		(295)	(37,464)	(190,047)	(24,352)

Cash flows from financing activities:
Capital contributed by minority interest shareholder		—	—	9,850	1,262
Net proceeds from issuance of preference shares		—	—	420,028	53,821
Net proceeds from issuance of ordinary shares		30,000	29,296	1,060,515	135,892
Proceeds from short-term borrowings		—	20,000	475,720	60,958
Payment of short-term borrowings		—	—	(99,820)	(12,791)
Proceeds from long-term borrowings		—	—	15,000	1,922
Utilization of notes payables	10	—	20,000	—	—
Payment of notes payables	10	—	—	(7,226)	(926)
Advances to related parties	20	(18,000)	—	—	—
Repayment of advances to related parties	20	—	18,000	—	—
Advances from related parties	20	—	146,400	114,900	14,723
Repayment of advances from related parties	20	—	(116,121)	(145,121)	(18,595)

Net cash provided by financing activities		12,000	117,575	1,843,846	236,266

Net increase in cash and cash equivalents		3,525	3,529	1,130,738	144,890
Cash and cash equivalents at the beginning of period/year		—	3,525	7,054	904

Cash and cash equivalents at the end of period/ year		3,525	7,054	1,137,792	145,794

Supplemental disclosure of cash flow information:
Interest paid		—	123	8,048	1,031
Supplemental schedule of non-cash activities
Acquisition of fixed assets included in accrued expenses and other liabilities		33	18,171	—	—
Expense paid by a shareholder on behalf of the Group	20	—	70	—	—
Stock compensation expense	16,17	—	501	25,307	3,243

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

						Retained		Total
		Number of	Ordinary	Additional	Statutory	earnings		shareholders’
	Note	ordinary shares	shares	paid-in capital	reserves	(deficits)	Put options	equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of August 27, 2004 (date of inception)		50,175,000	42	29,958	—	—	—	30,000
Net loss for the period		—	—	—	—	(607)	—	(607)

Balance as of December 31, 2004		50,175,000	42	29,958	—	(607)	—	29,393
Stock compensation expenses	16	—	—	501	—	—	—	501
Expenses paid on behalf of the Group by a shareholder	20	—	—	70	—	—	—	70
Proceeds from issuance of common stock		50,175,000	42	29,254	—	—	—	29,296
Net income for the year		—	—	—	—	14,410	—	14,410
Appropriation of statutory reserves	15	—	—	—	1,496	(1,496)	—	—

Balance as of December 31, 2005		100,350,000	84	59,783	1,496	12,307	—	73,670

Stock compensation expenses	14,16	—	—	22,425	—	—	—	22,425
Share-based compensation	17	—	—	2,882	—	—	—	2,882
Acquisition of put option	14	—	—		—		668	668
Exercise of put option	14	—	—		—		(668)	(668)
Proceeds from issuance of common stock upon IPO		60,000,000	47	1,060,468	—	—	—	1,060,515
Conversion of preference shares	14	79,644,754	62	419,966	—	—	—	420,028

Net income for the year		—	—	—	—	105,921	—	105,921
Cumulative dividends – preference shares	14	—	—	—	—	(7,226)	—	(7,226)
Appropriation of statutory reserves	15	—	—	—	14,528	(14,528)	—	—

Balance as of December 31, 2006		239,994,754	193	1,565,524	16,024	96,474	—	1,678,215

Balance as of December 31, 2006, in US$			25	200,604	2,053	12,361	—	215,043

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
1.	ORGANIZATION AND BASIS OF PRESENTATION

Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”), a company established in the People’s Republic of China (the “PRC”) on August 27, 2004, is engaged in the development, manufacturing and sales of photovoltaic (“PV”) products to customers in the PRC and overseas markets. On June 2, 2006, the shareholders of Linyang Solarfun transferred their entire equity interest in Linyang Solarfun in exchange for all the shares in Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”), a British Virgin Islands company, on a pro-rata basis. As a result of the exchange, the shareholders’ respective interest in Linyang Solar Power was identical to their respective interest in Linyang Solarfun immediately prior to the share exchange. The share exchange was accounted for at historical cost.

On June 12, 2006, the shareholders of Linyang Solar Power transferred their entire equity interest in Linyang Solar Power in exchange, on a pro-rata basis, for all the shares in Solarfun Power Holdings Co., Ltd. (the “Company”), a Cayman Islands company. As a result of the exchange, the shareholders’ respective interest in the Company was identical to their respective interest in Linyang Solar Power immediately prior to the share exchange. The Company accounted for the issuance of shares in connection with this transaction as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly these financial statements reflect the financial position and operating results of the Company and its subsidiaries (together, the “Group”) as if the above transactions were completed on August 27, 2004 (date of inception). All share and per share data presented have been presented to give retroactive effect to these exchanges.

On December 20, 2006, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADS”) at US$12.5 per ADS. Each ADS comprises five ordinary shares. The net proceeds to the Company from the offering amounted to RMB1,060,515,000 (US$135,892,031) net of issuance costs paid and payable.

As of December 31, 2006, the Company’s subsidiaries include the following entities:

	Date of	Place of	Percentage of
	incorporation/	incorporation/	shareholding/
Subsidiary	establishment	establishment	ownership	Principal activities
Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding

Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	Aug 27, 2004	PRC	100%	Development, manufacturing and sales of PV products

Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	PRC	83%	Research and development, design, and provision services in solar energy related products

Sichuan Leshan Jiayang New Energy Co., Ltd. (“Sichuan Leshan Jiayang”)	April 22, 2006	PRC	55%	Research and development, manufacturing and sales of solar energy related products

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
1.	ORGANIZATION AND BASIS OF PRESENTATION (Cont’d)

In March 2006, the Group injected RMB 4.15 million in return for an 83% controlling interest in Shanghai Linyang, a newly established entity in the PRC. The other 17% minority interest is held by a group of individuals comprising of two directors of the Company and the spouse of one of the directors. Shanghai Linyang commenced operation in April 2006.

In April 2006, the Group injected RMB11 million in return for a 55% controlling interest in Sichuan Leshan Jiayang, a newly established entity in the PRC. At the same time, an independent third party injected RMB6 million in return for a 30% interest. The remaining 15% was subscribed for by an individual, who at the time was senior manager of Jiangsu Linyang Electronics Co., Ltd. (“Linyang Electronics”), a PRC company whose controlling equity holder is also the chairman and significant shareholder of the Company. The 15% interest was held on behalf of the chairman of the Company. Sichuan Leshan Jiayang commenced operation in June 2006.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Investments

The Group applies Accounting Principles Board No. 18 “ The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for its investments. Under APB No. 18, equity method is used for investments in entities in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Group does not have the ability to exercise significant influence.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investee companies including current earnings trends and other company-specific information.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Foreign Currency

The functional currency of the Company and each of its subsidiaries is RMB as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation.” The reporting currency of the Company is also RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Convenience Translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.8041 on December 29, 2006 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, provision for doubtful accounts receivable, provision for warranty, provision for advances to suppliers, useful lives of fixed assets, valuation allowance of deferred tax assets and stock compensation expense.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents amounts held by a bank which are not available for the Group’s use as security for letters of credit facilities, notes payable and PRC Custom deposits. The restriction on cash is expected to be released within the next twelve months.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is charged off after all collection efforts have ceased. As of December 31, 2006, RMB11,322,000 (equivalent to approximately US$1,450,775) of specific allowance for doubtful accounts had been provided.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw material cost is based on purchase costs while work-in-progress and finished goods, comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets on completion. Total interest costs incurred during the period ended December 31, 2004, the years ended December 31, 2005 and 2006 amounted to approximately RMB Nil, RMB123,000 and RMB8,756,041 (US$1,121,979) respectively. Interest capitalized at December 31, 2005 and 2006 amounted to RMB Nil and RMB354,502 (US$45,425), respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Intangible Asset

Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, customer deposits, short-term bank borrowings and amounts due to/from related companies and shareholders approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value since interest rate approximates market interest rates.

Financial Instruments — Embedded Foreign Currency Derivative

Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities with the changes in their fair value recorded as a separate line item in the statements of operations. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Revenue Recognition

The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells an insignificant amount of PV cells. The Group records revenue related to the sale of PV modules or PV cells when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “free-on-board” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. The product sales price agreed to at the sales order/ sales agreement date is final and not subject to adjustment. The Group does not accept sales returns and does not provide customers with price protection. Historically, the Group’s customers pay a portion of the product sales price prior to shipment. The Group assesses customer’s creditworthiness before accepting sales orders. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper.

In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.

The Group periodically enters into arrangements to process raw material into PV cells, the Group views these arrangements as service arrangements. For these service arrangements, the Group “purchases” raw material from a customer and contemporaneously agrees to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customers under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-13, the Group records the amount of revenue on these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as PV cells processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy disclosures relating to revenue recognition.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB Nil for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB166,000 and RMB152,000 (US$19,477) for the years ended December 31, 2005 and 2006.

Warranty Cost

The Group only provides standard warranty coverage on its PV modules sold to customers. The standard warranty provides for a 2-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. The Group considers various factors when determining the likelihood of product defects including an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above considerations and management’s ability and intention to provide refunds for defective products, the Group has accrued for warranty costs for the 2-year unlimited warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because the Group has determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grant

Government grants are recognized as other income upon receipt and when all the conditions attached to the grants have been met. Conditions attached to the grants include increase in the amount of capital investment and net assets, number of employees, sales and tax payments.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents net VAT recoverable balance at the balance sheet date.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group has no capital lease for any of the periods stated herein.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Net (Loss) Income Per Share

Net (loss) income per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic (loss) income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible, redeemable preference shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. Unpaid ordinary shares that do not share in dividends until fully paid are considered the equivalent of warrants and have been included in the computation of diluted income (loss) per ordinary share using of the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. For rights offerings made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. This bonus element is treated as a stock dividend for reporting earnings (loss) per ordinary share for all periods presented.

Stock Compensation

Stock awards granted to employees and non-employee are accounted for under SFAS No. 123(R) “Share-Based Compensation” and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

In November 2006, the Group adopted a stock option scheme (the “Option Plan”) (see Note 17 for details of the Option Plan).

In accordance with SFAS No. 123(R) “Share-Based Compensation”, all grants of share options to employees are recognized in the financial statements based on their grant date fair values. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Under SFAS No. 123(R), the Group, with the assistance of an independent third party valuation done by Censere Holdings Limited, applied the Black-Scholes Option Price valuation model in determining the fair value of the options granted. Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of award at the time of grant. The Company has no historical exercise patterns as reference, expected life is based on management’s estimation, which the Company believes are representative of future behavior. Expected dividend yield is determined based on the Group’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from the comparable listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. The Group is currently assessing the impact, if any, that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF 02-3 or similar guidance in SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

In October 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires an entity to (i) recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status (ii) measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and (iii) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of fiscal years ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The accounting is not expected to have any impact on the Company.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard on its financial statements.

In March 2007, EITF Topic D-109, “Determining the Nature of a Host Contract Related to a hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133” was released. EITF Topic D-109 provides the SEC staff’s view as to how one must evaluate whether a preferred stock “host” contract is a debt host or an equity host. It states that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share should be based on a consideration of economic characteristics and risks, and that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument—including the same features that have to be evaluated for bifurcation once the nature of the host instrument is determined. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007, even if that period is other than the first fiscal quarter of the registrant’s fiscal year. The accounting is not expected to have any impact on the Company.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Concentration of Risks

Concentration of credit risk

Assets that are potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, advances made to suppliers and accounts receivable.

As of December 31, 2006, substantially all of the Group’s cash and cash equivalents were deposited with four financial institutions. The Group places its cash and cash equivalents with reputable financial institutions.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for purchases of raw materials from companies based in the PRC. As a percentage of total advances, the top five suppliers accounted for 97.1% as of December 31, 2004; 93.6% as of December 31, 2005; and 96.3% as of December 31, 2006. Due to the Group’s concentration of advances made to a limited number of suppliers, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.

The Group conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Group makes an allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk specific customers.

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for 78.8% and 85.4% for the years ended December 31, 2005 and 2006, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Concentration of Risks (Cont’d)

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from five largest suppliers who collectively accounted for 95.9% for the period from August 27, 2004 (date of inception) to December 31, 2004; 71.3% and 50.9% for the years ended December 31, 2005 and 2006, of our total raw material purchases. Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
3.	INVENTORIES

Inventories consist of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Raw materials	64,975	295,087	37,812
Work-in-progress	5,736	56,921	7,294
Finished goods	6,108	20,496	2,626

	76,819	372,504	47,732

As of December 31, 2005 and 2006, raw materials of RMB4,296,000 and RMB13,522,000 (US$1,732,675), respectively, of the Group were held in custody by other parties for processing. No provision for inventory was made at December 31, 2006 (2005: Nil).
4.	ADVANCE TO SUPPLIERS

The advance to suppliers represent interest-free cash deposits paid to suppliers for future purchase of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss has been incurred. To date, the Group has not experienced any loss of supplier advances. However, as there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have been delaying delivery or failed to deliver raw materials to the Group under these supply contracts. Consequently, in November 2006, the Group canceled one of its raw materials purchase contract with its raw materials supplier amounting to approximately RMB1,297,039,000 (US$ 166,199,670). Upon termination of the contract, outstanding advances to this supplier amounted to RMB31,609,000 (US$ 4,050,307) of which RMB10,000,000 (US$ 1,281,377) was refunded in November 2006. The remaining advances to this supplier has been transferred to newly renegotiated contracts.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
4.	ADVANCE TO SUPPLIERS (Cont’d)

In November 2006, the Group has also renegotiated certain of its raw materials supply contracts with its suppliers. Supply contracts of silicon wafers and silicon ingots with purchase commitment of RMB213,313,000 (US$27,333,453) and RMB25,230,000 (US$3,232,916) were renegotiated to RMB300,000,000 (US$38,441,332) and RMB6,898,000 (US$883,894), respectively. As a result of such renegotiation, the average purchase price of silicon wafers in these renegotiated contracts decreased by 5.8%, while the average purchase price of silicon ingots increased by 18.1%.

Other commitments under supply contract may be subject to renegotiation or cancellation in the future.

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
VAT recoverable	14,033	48,773	6,250
Other receivables	6,576	21,908	2,806
Prepaid expenses	96	4,844	621

	20,705	75,525	9,677

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.
Other receivables as of December 31, 2005 included a deposit held by a government agency to be used for capital subscription upon the establishment of the Group’s new subsidiary, Shanghai Linyang, in March 2006 (see Note 1). The balance as of December 31, 2006 included a deposit of RMB9,558,000 (US$1,224,741) held by the Custom office of Qidong city for raw materials imported for processing, and a receivable of RMB9,605,000 (US$1,230,763) from Bank of New York arising from reimbursement of partial IPO transaction costs.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
6.	FIXED ASSETS – NET

Fixed assets consist of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Buildings	15,988	37,913	4,858
Plant and machinery	36,750	87,204	11,174
Furniture, fixtures and office equipment	1,517	3,218	412
Computer software	—	196	25
Motor vehicles	262	2,224	285
Construction in progress	1,413	83,949	10,758

	55,930	214,704	27,512
Less: Accumulated depreciation	(784)	(7,255)	(930)

	55,146	207,449	26,582

Depreciation expense was RMB781,000 for the year ended December 31, 2005 and RMB6,471,000 (US$830,000) for the year ended December 31, 2006.
7.	INTANGIBLE ASSET – NET
Amortized intangible asset, net consists of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Land use rights
Cost	—	12,988	1,664
Less: Accumulated amortization	—	(91)	(11)

	—	12,897	1,653

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
7.	INTANGIBLE ASSET – NET (Cont’d)

Land use rights represent amounts paid for the rights to use four parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Qidong Huahong Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company (see Note 20) and the remaining one was acquired from Bureau of Economic Development for Qidong city. The remaining periods of these land use rights ranging from 48 to 49 years as of December 31, 2006.

As of December 31, 2006, land use rights with net book value of RMB4,595,000 (US$601,607) was pledged for a short-term bank borrowings of RMB20,000,000 (US$2,562,755) (see Note 9).

For each of the next five years, annual amortization expenses of the land use rights will be approximately RMB267,000 (US$34,213).

8.	INVESTMENTS

Investments represent equity ownership in Shanghai Yangneng New Energy Technology Co., Ltd. (“Shanghai Yangneng”), a joint venture company established by Shanghai Linyang and a third party company on October 20, 2006. The registered capital of Shanghai Yangneng is RMB3,000,000 and Shanghai Linyang will contribute RMB900,000 (US$115,324) in cash as capital contribution for its 30% share of equity ownership. As of December 31, 2006, the capital contribution from Shanghai Linyang to Shanghai Yangneng amounted to RMB300,000 (US$38,441). Shanghai Yangneng is principally engaged in the manufacturing and selling of PV products. As of December 31, 2006, Shanghai Yangneng was still in the pre-operating stage.

9.	BANK BORROWINGS

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Total bank borrowings	20,000	410,900	52,652

Comprised of:
Short-term	20,000	379,900	48,680
Long-term, current portion	—	16,000	2,050

	20,000	395,900	50,730
Long-term, non-current portion	—	15,000	1,922

	20,000	410,900	52,652

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
9.	BANK BORROWINGS (Cont’d)

The short-term bank borrowings outstanding at December 31, 2006 bore an average interest rate of 5.96% (2005: 5.859%) per annum and were denominated in RMB. These borrowings were obtained from financial institutions which had terms of six months to one year and expire at various times throughout the year.

As of December 31, 2006, short-term bank borrowings were secured/ guaranteed by the following:

Amount	Secured/guaranteed by
(RMB’000)
60,000
Land use rights of RMB4,695,000 (US$601,607) (see Note 7) and guaranteed by Linyang Electronics, Qidong Huahong Electronics Co., Ltd., (companies whose controlling owner is also a significant shareholder and chairman of the Company), a significant shareholder and chairman of the Company and his spouse.

59,900	Jointly guaranteed by Linyang Electronics and Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company.

20,000	Jointly guaranteed by Linyang Electronics, a significant shareholder and chairman of the Company and his spouse.

240,000	Guaranteed by Linyang Electronics.

379,900

The Group paid no service charges for the provision of the above guarantees.

As of December 31, 2006, unused short-term bank loan facilities amounted to RMB70,000,000 (US$8,969,644).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
9.	BANK BORROWINGS (Cont’d)

The long-term bank borrowings outstanding at December 31, 2006 bore an average interest rate of 5.76% per annum and were denominated in RMB. These borrowings were obtained from a financial institution and represented the maximum amount of the facility. These borrowings were guaranteed by Linyang Electronics. The Group paid no service charges for the provision of the guarantee. As of December 31, 2006, the maturity of these long-term bank borrowings was as follows:

	December 31,
	2006	2006
	(RMB’000)	(US$’000)
Within one year	16,000	2,050
Between one to two years	15,000	1,922

	31,000	3,972

10.	NOTES PAYABLE

As of December 31, 2006, notes payable were non-interest bearing and were secured by RMB14,020,000 (US$1,796,492) of the Company’s restricted cash. The Group paid a commission of RMB7,010 (US$898) to the banks to obtain the notes payable facilities. These notes payable would become payable on February 27, 2007.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Accrued fixed asset purchases	18,171	—	—
Accrued professional service fees	800	16,311	2,090
Accrued warranty cost (see Note 12)	1,520	7,550	967
Other accrued expenses	1,603	5,369	688
Other liabilities	826	4,226	542
Embedded foreign currency derivatives	—	163	21

	22,920	33,619	4,308

As of December 31, 2006, the fair value of embedded foreign currency derivatives related to sales contracts (see Note 2) amounting to RMB163,000 (US$20,886) are recorded as current liabilities. For the year ended December 31, 2006, a loss of RMB163,000 (US$20,886) relating to the embedded foreign currency derivatives has been recorded to the statements of operations. For all the other periods presented, there have not been any significant embedded foreign currency derivatives due to fewer committed sales contracts and the short duration to settlement of such contracts.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
12.	ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Beginning balance	—	1,520	195
Warranty provision	1,600	6,030	772
Warranty claims paid	(80)	—	—

Ending balance	1,520	7,550	967

13.	CUSTOMER DEPOSITS

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

14.	SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES

During 2006, the Company and a group of third party investors (the “Investors”) entered into a purchase agreement (“Preference Shares Purchase Agreement’) whereby the Company issued in aggregate 79,644,754 voting Series A Redeemable Convertible Preference Shares (the “Preference Shares”) for gross proceeds of US$53,000,000 (RMB42,814,945).

The Preference Shares Purchase Agreement outlined two separate share closings. On June 27, 2006, 67,106,531 Preference Shares were issued to the Investors for US$48 million (price per share of US$0.71528) (“First Closing”). This represented 40.074% of the total share capital (based on the initial conversion of 1:1). A second closing could take place within 3 months of the First Closing whereby one of the Investors, Good Energies Investment Limited (“Good Energies”), would subscribe for an additional 8,037,048 Preference Shares for US$5 million (“Second Closing”). However, this Second Closing would only take place if Good Energies provided certain services to the Company to the sole satisfaction of the Chairman of the Company or if the service conditions were otherwise waived by the Company. In addition, if the Second Closing occurs, the other Investors (excluding Good Energies) will receive, for nil consideration, additional Preference Shares of 4,501,175. The additional Preference Shares issued to the other Investors, in essence, resulted in an adjustment to their conversion price per share. The Company’s ability to waive the service conditions and trigger the Second Closing has been accounted for as a purchase put option (“Put Option”) issued on June 27, 2006. The Company exercised the Put Option and the Second Closing occurred on August 2, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
14.	SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES (Cont’d)

The Company determined the fair value of the Put Option, Preference Shares and ordinary shares based on a valuation performed by an independent appraiser, Censere Holdings Limited. On June 27, 2006, the fair value of the Put Option was determined to be approximately US$83,500 (US$0.0104 per share) (RMB667,960) and was recorded in equity with an offsetting increase to the amount recorded for the Preference Shares sold as Traunche Two.

On August 2, 2006, when the Company exercised the Put Option which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.9953 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB6.504) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 and has been recorded as a charge to general and administrative expenses.

Upon the listing of the Company’s shares on Nasdaq on December 20, 2006 (the “IPO”), all of the issued and outstanding Preferred Shares had been converted into ordinary shares.

For the year ended December 31, 2006, accrued cumulative dividends amounted to RMB7,226,000 (US$925,923) or RMB0.09 (US$0.01) per Preference Share.

15.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff welfare and bonus fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non wholly-own foreign invested enterprise is permitted to provide the above allocation of annual after-tax profit at the discretion of its board of directors. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
15.	STATUTORY RESERVES (Cont’d)

Linyang Solarfun became a wholly-owned foreign invested enterprise in May 2006 and therefore is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although Linyang Solarfun was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after tax profit to general reserve fund in accordance with the joint venture agreements entered into among the then shareholders of Linyang Solarfun and the appropriations to the enterprise expansion fund and staff welfare and bonus fund were at the discretion of the board of directors. For the year ended December 31, 2006, RMB13,779,000 (US$1,765,610) (2005: RMB1,496,000) and RMB749,000 (US$95,975) (2005: Nil) have been appropriated to reserve fund and enterprise expansion fund while no appropriation has been made to the staff welfare and bonus fund.

The boards of directors of Shanghai Linyang and Sichuan Leshan Linyang (both being Sino-foregin joint venture enterprise) have resolved that no appropriation to be made to the statutory reserves for the year ended December 31, 2006.

16.	STOCK COMPENSATION EXPENSE

On July 12, 2005, Linyang Solarfun issued a rights offering to all of its then existing shareholders at a subscription price of approximately US$36,260 per 1% of equity interest (equivalent to 501,750 ordinary shares of the Company after the restructuring as described in Note 1) for total proceeds of US$3,626,000. Shareholders who were entitled to 20% of the rights offering (equivalent to 10,035,000 ordinary shares) did not purchase the shares being offered (the “Unsubscribed Shares”). The Unsubscribed Shares were offered to and purchased by Lianyang Electronics Co., Ltd. which is controlled by the Chairman and director of the Group, who was also the Group’s ultimate controlling shareholder at that time, at the subscription price of US$0.07 (RMB0.584) per share. The fair value of the ordinary shares, at the time of the offering, was determined to be RMB0.634 per share based on an independent valuation by Censere Holdings Limited. The intrinsic value of the Unsubscribed Shares has been recorded as compensation expense and presented as part of general and administrative expenses in 2005. Accordingly, RMB501,000 was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2005.

On April 8, 2006, three of the then owners of Linyang Solarfun sold their 5% equity interests (which approximates 5,017,500 ordinary shares of the Company) to Linyang Electronics Co., Ltd., for US$72,533 per 1% equity interest. The fair value of the equity interests transferred was determined to be RMB2,648,681 (US$339,396) per 1% equity interest based on an independent valuation by Censere Holdings Limited. The intrinsic value of the transfer has been recorded as compensation expense and presented as part of general and administrative expenses in the year ended December 31, 2006. Accordingly, RMB10,337,000 (US$1,324,650) was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
16.	STOCK COMPENSATION EXPENSE (Cont’d)

On August 2, 2006, when the Company exercised the Put Option which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.9953 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB6.604) pre share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 (US$1,548,894) and has been recorded as a charge to general and administrative expenses in the year ended December 31, 2006.

17.	SHARE OPTION PLAN

In November 2006, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company. As of November 30, 2006, options to purchase not more than 10,799,685 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, options are generally granted at exercise price of US$1.80 per share. All options granted would expire on November 30, 2016 and generally vest over 3-5 years. As of December 31, 2006, options to purchase 8,012,998 ordinary shares were granted and outstanding. Included in these options are 540,000 options that can be early exercised, at the discretion of the holders, into unvested 540,000 ordinary shares. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase them for the same price paid by the holders.

The fair value of the share option at grant date was determined to be RMB113,868,398 (US$14,590,843) and such amount shall be recognized as compensation expenses using the straight line method with graded vesting based on service condition. Accordingly, RMB2,882,200 (US$369,187) was recorded as compensation expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2006. No option was exercised during the year ended December 31, 2006.

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual life	intrinsic
	options	price	(Years)	value
Outstanding, January 1, 2006	—	—	—	—
Granted	8,012,998	1.80	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—

Outstanding, December 31, 2006	8,012,998	1.80	9.92	4,310,993

Vested and expected vest at December 31, 2006	—	—	—	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.338 per ordinary share as of December 31, 2006 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2006.

As of December 31, 2006, there was RMB110,987,272 (US$14,221,662) of unrecognized share-base compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.34 years. To the extent the actual forfeiture rate is different from original estimate; actual share-base compensation related to these awards may be different from the expectation.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended December 31, 2006:

2006
Risk-free interest rate	4.4%
Expected life (years)	5.24 - 6.25 years
Expected dividend yield	—
Volatility	73%
Fair value of options at grant date per share	From US$1.76 to US$1.85

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
17.	SHARE OPTION PLAN (Cont’d)

Total compensation cost recognized for the year ended December 31, 2006 is as follows:

	2006
	(RMB’000)	(US$’000)
Cost of revenue	123	16
Selling expenses	19	2
General and administrative expenses	2,223	285
Research and development expenses	517	66

	2,882	369

18.	GOVERNMENT GRANT

During the year ended December 31, 2006, the Group received RMB852,000 (US$109,173) in government subsidies which was approved by the relevant PRC government authorities. These subsidies were received because the Group qualifies as a “high technology” enterprise in Qidong city of Jiangsu province in the PRC and it met certain criteria such as increase in the amount of capital investment and net assets, increase in number of employees and increase in sales and tax payments. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full amount of the subsidies has been recorded as other income.
19.	INCOME TAXES

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

Linyang Solarfun, the Company’s major operating subsidiary, was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax). In March 2005, Linyang Solarfun was converted to a Sino-foreign joint venture entity. In accordance with the relevant tax laws in the PRC, upon becoming a Sino-foreign joint venture entity, Linyang Solarfun’s tax position is governed by the “Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises” (the “Income Tax Law”) and according to which Linyang Solarfun is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from EIT for its first two profit making years (after deducting losses incurred in previous years) and is entitled to a 50% tax reduction for the succeeding three years. No EIT provision has been made as Linyang Solarfun did not generate assessable profits for the period prior to it becoming a Sino-foreign joint venture entity from August 27, 2004 (date of establishment) to December 31, 2004. Under the terms of the Tax Holiday, Linyang Solarfun is exempt from EIT for its taxable profit in 2005 and 2006. Additionally, since Linyang Solarfun is a Sino-foreign joint venture entity located in coastal open economic zones in Qidong City, Jiangsu Province, it is entitled to a preferential tax rate of 27% for its EIT upon expiry of the Tax Holiday.

Shanghai Linyang was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax).

Leshan Jiayang was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax). However, as it qualifies as “encouraged business located in Western China,” it is entitled to a preferential EIT rate of 15%.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
19.	INCOME TAXES (Cont’d)

The Group had minimal operations in jurisdictions other than the PRC. (Loss) income before income taxes consists of:

	For the period
	from August
	27, 2004 (date
	of inception) to
	December 31,	For the year ended December 31
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cayman Islands	—	—	(28,234)	(3,619)
The PRC	(607)	14,314	131,324	16,829

	(607)	14,314	103,090	13,210

     The income tax benefit is comprised of:

	For the period
	from August
	27, 2004 (date
	of inception) to
	December 31,
	2004	For the year ended December 31
	2005	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Current	—	—	171	22
Deferred	—	96	2,961	379

	—	96	3,132	401

     The reconciliation of tax computed by applying the statutory income tax rate of 33% applicable to PRC operations to income tax benefit is as follows:

	For the period
	from August
	27, 2004 (date
	of inception) to
	December 31,	For the year ended December 31
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Income tax computed at the statutory tax rate at 33%	200	(4,723)	(34,020)	(4,359)
Non-deductible expenses	—	(884)	(4,337)	(556)
Tax holidays	—	5,407	48,444	6,208
Tax rate differences	—	—	(10,049)	(1,288)
Deferred tax benefit	—	96	3,304	423
Changes in the valuation allowance	(200)	200	(210)	(27)

	—	96	3,132	401

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
19.	INCOME TAXES (Cont’d)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the period
	from August
	27, 2004 (date
	of inception)
	to December 31,	For the year ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Basic	—	0.10	0.47	0.06

Diluted	—	0.08	0.34	0.04

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	For the period
	from August
	27, 2004 (date
	of inception)
	to December 31,	For the year ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Deferred tax assets:
Current:
- Accumulated losses	200	—	210	27
- Warranty provision	—	96	820	105
- Depreciation of fixed assets	—	—	258	33
- Stock compensation expenses	—	—	693	89
- Social welfare provision	—	—	367	47
- Allowance for doubtful accounts	—	—	1,262	162

	200	96	3,610	463
- Valuation allowance	(200)	—	(210)	(27)

Net current deferred tax assets	—	96	3,400	436

As of December 31, 2004, the Group has net operating loss carryforward of approximately RMB607,000, for tax purposes. As of December 31, 2004, the Group recorded a valuation allowance to reduce its deferred tax assets to RMB Nil, because management believed the amount did not meet the more likely than not criteria. During 2005, the Group fully utilized the net operating loss carry forwards and began the first year of the Tax Holiday. During 2005, the Group adjusted its deferred tax assets and valuation allowances based on the preferential tax rates applied during the Tax Holiday, to reflect the net amount management believed was more likely than not to be realizable.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
19.	INCOME TAXES (Cont’d)

As of December 31, 2006, the Group has a net operating loss carryforward of approximately RMB637,000 (US$81,624) for tax purposes, attributed to the operations of Shanghai Linyang which was newly established in March 2006. The net operating loss carryforward will expire 5 years after Shanghai Linyang’s first profitable year. As of December 31, 2006, the Group recorded a valuation allowance to reduce its deferred tax assets to the net amount management believe was more likely than not to be realized. Reversal of the valuation allowance in a subsequent year will reduce income tax expense.

20.	RELATED PARTY TRANSACTIONS

Name of related party	Relationship with the Group
Linyang Electronics Co., Ltd. (“Linyang Electronics”)	Controlling owner is also a significant
shareholder of the Company

Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)	Controlling owner is also a significant
shareholder of the Company

Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)	Controlling owner is also a significant
shareholder of the Company

Linyang Agricultural Development (Nantong) Co., Ltd. (“Linyang	Controlling owner is also a significant
Agricultural”)	shareholder of the Company

Shanghai Linyang Electronics Technology Co., Ltd. (“Linyang	Controlling owner is also a significant
Technology”)	shareholder of the Company

Nantong Linyang Ecological Cultural Co., Ltd. (“Linyang	Controlling owner is also a significant
Ecological”)	shareholder of the Company

Citigroup Venture Capital International Growth Partnership L.P. (“Citi Growth”)	Shareholder of the Company

Citigroup Venture Capital International Co. Investment L.P. (“Citi Investment”)	Shareholder of the Company

Good Energies Investments Limited (“Good Energies”)	Shareholder of the Company

Hony Capital II L.P.	Shareholder of the Company

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
20.	RELATED PARTY TRANSACTIONS (Cont’d)

The Group had the following related party transactions and balances during the periods presented:

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Amount due from (due to) related parties)
Balances at August 27, 2004 (date of inception)	—	—	—	—	—	—
Advance for purchase of raw materials	—	8,000	—	—	—	—
Advance to a related party	10,000	—	—	—	—	—
Operating expenses paid on behalf of the Group	—	—	(25)	—	—	—

Balances at December 31, 2004	10,000	8,000	(25)	—	—	—
Purchase of raw materials	(81)	(14,813)	—	—	—	—
Payment for purchase of raw materials	3	14,200	—	—	—	—
Repayment of advance	(10,000)	(8,000)
Advances from related parties	(77,600)	(27,000)	—	—	—	—
Repayment of advance	21,000		—	—	—	—
Operating expenses paid on behalf of the Group	(68)	—	(52)	—	—	—
Repayment of operating expenses paid on behalf of the Group	2	—	—	—	—	—
Purchase of raw materials	—	(1,051)	—	—	—	—
Payment for purchase of raw materials	71	—	—	—	—	—
Advances from a related party	(41,800)	—	—	—	—	—
Repayment of advances	68,121	27,000	—	—	—	—
Operating expenses paid on behalf of the Group	(619)	—	(6)	—	—	—
Repayment of operating expenses paid on behalf of the Group	60	—	—	—	—	—

Balance at December 31, 2005	(30,911)	(1,664)	(83)	—	—	—
Purchase of raw materials	(2,631)	(23,762)	—	—	—	—
Payment for purchase of raw materials	1,012	25,426	—	—	—	—
Advances from a related party	(105,900)	—	—	(9,000)	—	—
Repayment of advances	136,121	—	—	9,000	—	—
Operating expenses paid on behalf of the Group	(489)	(7,633)	—	—	(102)	—
Repayment of operating expenses paid on behalf of the Group	208	7,633	83	—	102	—
Purchase of land use right		—	(26,460)	—	—	—
Payment for the purchase of land use right		—	4,564	—	—	—
Sales to a related party	—	—	—	—	—	153

Balance at December 31, 2006	(2,590)	—	(21,896)	—	—	153

Balance at December 31, 2006 (in US $'000)	(332)	—	(2,806)	—	—	20

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
20.	RELATED PARTY TRANSACTIONS (Cont’d)

During the year ended December 31, 2005, Qidong Huahong granted the use of a parcel of its land to the Group for RMB nil considerations. Rental charge of RMB70,000, based on the fair value of the rental cost incurred by Qidong Huahong has been recorded as an expense by the Group with a corresponding credit to additional paid-in capital.

For the year ended December 31, 2005, notes payable of RMB10,000,000 were secured by the pledge of bank deposit amounting to RMB10,000,000 from Huaerli Nantong.

For the year ended December 31, 2006, short-term bank borrowings of RMB59,900,000 (US$7,675,453) were jointly guaranteed by Linyang Electronics and Huaerli Nantong. Short term bank borrowings of RMB240,000,000 (US$30,753,066) and long-term bank borrowing of RMB31,000,000 (US$3,972,271) were guaranteed by Linyang Electronics. Short-term bank borrowings of RMB60,000,000 (US$7,688,266) were jointly guaranteed by Linyang Electronics and Qidong Huahong Electronics. Short-term bank borrowings of RMB20,000,000 (US$2,562,755) were jointly guaranteed by Linyang Electronics, a significant shareholder and chairman of the Company and his spouse.

In relation to the issuance of the Preference Shares, the Company obtained a purchase put option from Good Energies. The put option was exercised by the Company on August 2, 2006 (see Note 14).

The weighted average balances due from (due to) related parties are analyzed as follows:

	Linyang	Huaerli	Qidong	Linyang
	Electronics	Nantong	Huahong	Technology
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
For the period from August 27, 2004 (date of inception) to December 31, 2004	5,000	4,000	(12)	—

For the year ended December 31, 2005	(21,950)	(6,385)	(60)	—

For the year ended December 31, 2006	(2,590)	—	(21,896)	153

For the year ended December 31, 2006 (in US$’000)	(332)	—	(2,806)	20

As at December 31, 2006, amount due from shareholders represented reimbursement receivable from Citi Growth and Citi Investment amounted to RMB549,000 (US$70,348) and RMB29,000 (US$3,716), respectively.

As at December 31, 2006, due to shareholders represented RMB7,128,000 (US$913,366) dividends payable to preference shareholders (see Note 14) and RMB444,000 (US$56,893) management consulting fee payable to Hony Capital.

All balances with related parties at December 31, 2005 and 2006 were unsecured, non-interest bearing and without fixed repayment term.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
21.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 41% of the employees’ salaries. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB8,000 for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB927,000 for the year ended December 31, 2005; and RMB3,155,000 (US$404,275) for the year ended December 31, 2006.

22.	COMMITMENTS AND CONTINGENCIES

Outstanding capital contribution

On October 20, 2006, Shanghai Linyang and a third party company established Shanghai Yangneng, a joint venture company (see Note 8). Shanghai Linyang has committed to contribute RMB900,000 (US$115,324) as capital contribution. As of December 31, 2006, the outstanding capital contribution amounted to RMB600,000 (US$76,883). The capital contribution commitment is expected to be settled in the next twelve months.

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as at December 31, 2006 are as follows:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Within 1 year	58	1,326	170
Within 1-2 years	—	924	118
Within 2-3 years	—	228	29
Over 3 years	—	304	39

Total	58	2,782	356

The terms of the leases do not contain rent escalation or contingent rents.

Acquisition of machinery

As of December 31, 2005 and 2006, the Group had commitments of RMB11,000,000 and RMB119,874,000 (US$15,360,387), respectively, related to acquisition of machinery. The commitment for acquisition of machinery is expected to be settled within the next twelve months.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
22.	COMMITMENTS AND CONTINGENCIES (Cont’d)

Purchase of raw materials

The commitments related to the purchase of raw materials are listed as below:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
Within 1 year	75,329	819,564	105,017

In addition to the above, in October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-Mei Semiconductors Material Factory (“E-Mei”), a third party supplier. According to these contracts, the Group has committed to pay purchase advances totaling RMB220,000,000 (US$28,190,310) to E-Mei in return for a five-year exclusive procurement right to silicon wafers produced by E-Mei’s new production facilities, which is currently under construction. The procurement right entitles the Group to purchase the abovementioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.

The RMB220,000,000 (US$27,834,008) committed purchase advances will be paid to E-Mei according to progress of construction of the new production facilities based on the construction progress status report provided by E-Mei. As of December 31, 2006, all the RMB220,000,000 (US$27,834,008) committed purchase advances remained unpaid. Future amount payable from future purchases from E-mei will offset against the purchase advances. However, for each purchase, the Group can only offset 30% of the purchase amount against the purchase advances. After the Group has fully utilized the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase.

In addition, according to the contracts, a bonus of up to RMB3,600,000 (US$455,466) will be paid to E-Mei should E-Mei be able to complete the construction of its new production facilities and start supplying a certain quantity of the silicon wafers to the Group within 18 to 20 months from the date of the contact.

Guarantees and indemnification

In June 2006, the Company entered into a shareholders’ agreement in connection with the issuance of the Series A Redeemable Convertible Preference Shares and according to which the Company has agreed to indemnify each of its shareholders and their affiliates and each director and officer of the Company (collectively, the “Indemnified Persons”) against any losses that any Indemnified Persons may at any time become subject to or liable for in connection with their status as a shareholder, director or officer of the Company or any of their service to or on behalf of the Company to the maximum extent permitted under applicable law.

In accordance with FIN45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The Company has determined the fair value of the indemnification to be insignificant. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2006.

Contingencies

As of December 31, 2006, the Group was contingently liable to the relevant local PRC government authorities with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be RMB3,654,471 and recognized as a liability by the Group. The Group is in the process of settling with the relevant local PRC government authorities in relation to the outstanding payments. The Group might be subject to fines or penalty for the underpayment in the past as of December 31, 2006. However, no accrual has been made as of December 31, 2006 as the amount cannot be reasonably estimated.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
23.	SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Germany	—	126,555	197,728	25,336
Italy	—	5,946	204,715	26,232
Spain	—	—	179,139	22,954
The PRC	—	33,667	36,219	4,642
Others	—	10	13,106	1,679

Total net revenue	—	166,178	630,907	80,843

All the identifiable assets of the Group are located in the PRC.

24.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net revenue in any of the periods presented are as follows:

	For the year ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
S.E. Project S.R.L.	—	—	203,133	26,029
Social Capital S.L.	—	—	175,939	22,544
Solar Projekt Energysystem GmbH	—	13,140	70,409	9,022
Suntaics	—	84,438	54,856	7,029

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
25.	INCOME PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows:

	For the period
	from August
	27, 2004 (date
	of inception) to
	December 31,	For the year ended December 31,
	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)
Numerator:
Net (loss) income	(607)	14,410	105,921		13,572
Dividends allocated to preference shareholders	—	—	(7,226)		(926)

Income attributable to ordinary shareholders	(607)	14,410	98,695		12,646

Denominator:
Number of shares outstanding, opening	50,175,000	50,175,000	100,350,000		100,350,000
Retroactive adjustment for bonus element in rights offering – July 12, 2005	1,819,399	1,819,399	—		—
Weighted average number of shares issued (48,355,601 shares)	—	2,517,141	—		—
New ordinary shares issued from IPO (60,000,000 shares issued on December 20, 2006)	—	—	1,972,603		1,972,603
Conversion of Convertible Preference Share (79,644,754 shares converted on December 26, 2006)	—	—	1,309,229		1,309,229

Weighted average number of shares outstanding – basic	51,994,399	54,511,540	103,631,832		103,631,832

Weighted average number of partially paid share subscriptions (50,175,000 shares)	—	11,854,929	—		—

Effect of Preference Shares	—	—	38,476,628		38,476,628
Effect of stock options (8,012,998 options issued on November 30, 2006)	—	—	—		—

Weighted average number of shares outstanding – diluted	51,994,399	66,366,469	142,108,460		142,108,460

Basic net (loss) income per share	RMB(0.01)	RMB0.26	RMB0.95	US$	0.12

Diluted net (loss) income per share	RMB(0.01)	RMB0.22	RMB0.74	US$	0.09

As of December 31, 2006, the potential dilutive ordinary shares in relation to stock options were anti-diluted.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
26.	INCOME PER SHARE (CONT’D)

On July 12, 2005, Linyang Solarfun issued a rights offering to its then existing ordinary shareholders. Since the subscription price was less than the fair value of the shares, as determined based on an independent appraisal performed by Censere Holdings Limited, the rights offering is deemed to contain a bonus element similar to a stock dividend and is accounted for as such. Accordingly, the basic and diluted earnings per share are adjusted retroactively for the bonus element of the right offering for all periods presented. In addition, ordinary shares which were not fully paid for until December 12, 2005 were included in the computation of diluted income per share using the treasury stock method.

27.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the following events occurred:
(i)	On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New Tax Law. In addition, according to the New Tax Law, FIEs currently enjoying preferential treatment in the form of enterprise income tax reduction or exemption may continue to enjoy such treatment until the end of the preferential treatment period.

(ii)	On March 19, 2007, May 10, 2007 and June 28, 2007, 150,000, 660,000 and 100,000 options, respectively, were authorized to be granted to certain employees. The options have an exercise price of US$2.44, US$2.87 and US$2.11 per share, respectively, and have vesting terms of five years.

(iii)	In April 2007, the Group established Nantong Linyang New Energy Construction and Technology R&D Centre Co., Ltd. (“Linyang R&D”). The registered capital of the Linyang R&D is RMB5 million of which all had been contributed by the Group on April 4, 2007. The principal activity of Linyang R&D is to develop PV products. As of the date of this report, Linyang R&D has not yet commenced its operation.

(iv)	In May 2007, the Group incorporated Solarfun Power Hong Kong Limited (“Solarfun HK”), a company incorporated in Hong Kong. As of the date of this report, Solarfun HK has not yet commenced its operation.

(v)	Subsequent to December 31, 2006, the Group entered into various one-year to two-year fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of RMB531,000,000 (US$68,041,158). Certain of the contract prices are subject to renegotiation on a quarterly basis.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
28.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary, Linyang Solarfun, is restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital and statutory reserve, as determined pursuant to PRC generally accepted accounting principles, totaling RMB2,110,962,000 (US$270,493,971) as of December 31, 2006.

Statements of operations

	For the period
	from August 27,
	2004 (date of
	inception) to
	December 31,	For the year ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenue	—	—	—	—
Cost of revenue	—	—	(123)	(16)

Gross profit	—	—	(123)	(16)

Operating expenses (Notes 16 and 15)	—	—	(27,514)	(3,525)

Operating loss	—	—	(27,637)	(3,541)

Equity in profit of subsidiary companies, net (Note a)	(607)	14,410	137,046	17,560
Interest income	—	—	107	14
Exchange loss	—	—	(3,595)	(461)

Income before tax	(607)	14,410	105,921	13,572

Income tax benefit	—	—	—	—

Net (loss) income	(607)	14,410	105,921	13,572

Net (loss) income attributable to ordinary shareholders	(607)	14,410	98,695	13,572

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
28.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (Cont’d)

Balance sheets

	For the year ended December 31,
	2005	2006	2006
	(RMB'000)	(RMB'000)	(US$'000)
ASSETS
Current assets:
Cash and bank	—	1,080,706	138,479
Other receivables	—	9,644	1,236
Deferred expense	—	4,216	540
Amount due from subsidiaries (Note b)	—	18,741	2,401
Amount due from shareholders (Note b)	—	579	74

Total current assets	—	1,113,886	142,730

Non-current assets:
Investment in subsidiaries (Note a)	73,670	608,914	78,026

Total non-current assets	73,670	608,914	78,026

Total assets	73,670	1,722,800	220,756

LIABILITIES, PREFERENCE SARES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	—	16,311	2,090
Amount due to shareholders	—	7,572	970
Amount due to subsidiaries (Note b)	—	20,702	2,653

Total current liabilities	—	44,585	5,713

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 400,000,000 shares authorized, 50,175,000 shares, 100,350,000 shares, 100,350,000 shares and 239,9994,754 shares issued and outstanding at December 31, 2004, 2005 and 2006, respectively)	84	193	25
Additional paid-in capital	59,783	1,565,524	200,604
Reserve fund	1,496	16,024	2,053
Retained earnings	12,307	96,474	12,361

Total shareholders’ equity	73,670	1,678,215	215,043

Total liabilities and shareholders’ equity	73,670	1,722,800	220,756

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
28.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (Cont’d)

Statements of cash flows

	For the period
	from August 27,
	2004 (date of'
	inception) to
	December 31,	For the year ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities	—	—	—	—

Net cash used in investing activities	(30,000)	(29,296)	(593,980)	(76,111)

Net cash provided by financing activities	30,000	29,296	1,674,579	214,577

Net increase (decrease) in cash	—	—	1,080,599	138,466

Cash at the beginning of period/ year	—	—	—	—

Cash at the end of period/ year	—	—	1,080,599	138,466

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

The subsidiaries did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006
28.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (Cont’d)
(b)	Related party balances

For the year ended December 31, 2006, the Company made advances to its subsidiaries amounting to RMB18,741,000 (US$2,401,430). During the same period, a subsidiary of the Company paid operating expenses amounting to RMB20,702,000 (US$2,652,708) on behalf of the Company. The Company did not have any related party transaction for any of the other periods presented.

During the year ended December 31, 2006, amount due from shareholders represented reimbursement for preferred share issuance cost receivable from Citi Growth and Citi Investment amounted to RMB549,000 (US$70,348) and RMB29,000 (US$3,716), respectively.

In the year ended December 31, 2006, the Company accrued cumulative dividends of RMB7,226,000 (US$925,923) to its Preference Shareholders. Unpaid dividends as of December 31, 2006 amounted to RMB7,128,000 (US$913,366).

(c)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

(d)	Foreign currencies

The United States Dollar (‘US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translation of amounts from RMB into US$ for the convenience of the readers were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 29, 2006 in the City of New York for cable transfers of RMB certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.