Form 20-F
period 2007-12-31
Solarfun Power Holdings Co., Ltd.
filed 2008-06-27
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1- 33208
SOLARFUN POWER HOLDINGS CO., LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Exchange on Which Registered

American Depositary Shares Ordinary Shares, par value US$0.0001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

241,954,744 Ordinary Shares, par value US$0.0001 per share

17,537,398 American Depositary Shares, each representing five Ordinary Shares

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

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 95%, 420,000 125mm x 125mm or 280,000 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 3.7 W of power, respectively, and that each PV module contains 72 PV cells;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB’’ and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

References in this annual report on Form 20-F to our annual manufacturing capacity assume 24 hours of operation per day for 350 days per year.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Solarfun Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risk Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On June 18, 2008, the noon buying rate was RMB6.8821 to US$1.00.

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

The following selected consolidated financial data have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2007 is included elsewhere in this annual report on Form 20-F. Our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from
	August 27, 2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Consolidated Statement of Income Data
Net revenues
Photovoltaic modules	—	165,636	604,317	2,209,514	302,897
Raw materials	—	—	—	127,726	17,510
Photovoltaic cells	—	542	7,182	52,019	7,131
Photovoltaic modules processing	—	—	—	5,876	806
Photovoltaic cells processing	—	—	19,408	—	—

Total net revenues	—	166,178	630,907	2,395,135	328,344

Cost of revenues
Photovoltaic modules	—	(139,481)	(434,493)	(1,835,886)	(251,677)
Raw materials	—	—	—	(110,123)	(15,097)
Photovoltaic cells	—	(422)	(5,983)	(49,332)	(6,763)
Photovoltaic modules processing	—	—	—	(2,014)	(276)
Photovoltaic cells processing	—	—	(6,054)	—	—

Total cost of revenues	—	(139,903)	(446,530)	(1,997,355)	(273,813)

	Period from
	August 27, 2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Gross profit	—	26,275	184,377	397,780	54,531

Operating expenses
Selling expenses	—	(5,258)	(11,883)	(62,777)	(8,606)
General and administrative expenses	(629)	(4,112)	(52,214)	(113,756)	(15,595)
Research and development expenses	—	(750)	(6,523)	(27,440)	(3,761)

Total operating expenses	(629)	(10,120)	(70,620)	(203,973)	(27,962)

Operating (loss) profit	(629)	16,155	113,757	193,807	26,569
Interest expenses	—	(123)	(8,402)	(25,978)	(3,561)
Interest income	22	95	1,326	16,244	2,227
Exchange losses	—	(1,768)	(4,346)	(25,628)	(3,513)
Other income	—	215	902	1,507	206
Other expenses	—	(260)	(836)	(9,670)	(1,326)
Changes in fair value of embedded foreign currency derivative	—	—	(163)	—	—
Government grant	—	—	852	2,089	286

(Loss) income before income taxes and minority interest	(607)	14,314	103,090	152,371	20,888
Income tax benefit (expense)	—	96	3,132	(7,458)	(1,022)
Minority interest	—	—	(301)	3,124	428

Net (loss) income	(607)	14,410	105,921	148,037	20,294

Net (loss) income attributable to ordinary shareholders	(607)	14,410	98,695	148,037	20,294

Net (loss) income per share
— Basic	(0.01)	0.26	0.95	0.62	0.08
— Diluted	(0.01)	0.22	0.74	0.62	0.08
Number of shares used in computation of net income per share
— Basic	51,994,399	54,511,540	103,631,832	240,054,686	240,054,686
— Diluted	51,994,399	66,366,469	142,108,460	240,054,686	240,054,686
Net (loss) income per ADS
— Basic	(0.05)	1.32	4.76	3.08	0.42
— Diluted	(0.05)	1.09	3.72	3.08	0.42
Number of ADS used in computation of net income per ADS
— Basic	10,398,880	10,902,308	20,726,366	48,010,937	48,010,937
— Diluted	10,398,880	13,273,294	28,421,692	48,010,937	48,010,937

	Period from
	August 27, 2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except margin and other operating data)

Other Financial Data
Gross margin	—	15.8%	29.2%	16.6%
Operating margin	—	9.7%	18.0%	8.1%
Net margin	—	8.7%	16.8%	6.2%
Net cash used in operating activities	(8,180)	(76,582)	(523,061)	(1,019,148)	(139,713)
Other Operating Data
Amount of PV cells produced (including PV cell processing)(in MW)	—	1.0 (1)	26.2 (2)	99.6 (3)
Amount of PV modules produced (in MW):	—	5.5	19.6	87.2
Average selling price (in RMB/W):
PV cells(4)	—	25.80	27.03	21.12
PV modules	—	32.34	31.75	28.20

Notes:

(1)	Of which 0.9 MW was used in our PV module production.

(2)	Of which 19.9 MW was used in our PV module production.

(3)	Of which 86.9 MW was used in our PV module production.

(4)	All sales contracts for PV cells are denominated in Renminbi.

The following table represents a summary of our consolidated balance sheet data as of December 31, 2004, 2005, 2006 and 2007.

	As of December 31,
	2004	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	3,525	7,054	1,137,792	272,928	37,415
Restricted cash	—	22,229	33,822	42,253	5,792
Accounts receivable (net of allowance for doubtful accounts of RMB Nil, RMB Nil, RMB11,323,000 and RMB2,619,000 (US$359,000) as of December 31, 2004, 2005, 2006 and 2007, respectively)	—	—	147,834	430,692	59,043
Inventories-net	4,511	76,819	372,504	728,480	99,866
Advance to suppliers	4,850	61,312	238,178	640,118	87,752
Other current assets	762	20,705	75,525	214,478	29,402
Amount due from related parties	18,000	—	153	920	126
Fixed assets-net	292	55,146	207,449	702,884	96,357
Intangible assets-net	—	—	12,897	94,282	12,925
Total assets	31,940	243,361	2,230,432	3,349,513	459,177
Short-term bank borrowings	—	20,000	379,900	965,002	132,290
Long-term bank borrowings, current portion	—	—	16,000	15,000	2,056
Accounts payable	2,221	18,794	51,452	141,709	19,426
Notes payable	—	20,000	14,020	—	—
Accrued expenses and other liabilities	301	22,920	33,619	135,395	18,562
Customer deposits	—	55,319	17	27,628	3,788
Amount due to related parties	25	32,658	24,486	92,739	12,713
Total current liabilities	2,547	169,691	527,066	1,377,473	188,835
Long-term bank borrowings	—	—	15,000	—	—
Minority interests	—	—	10,151	100,420	13,766
Total shareholders’ equity	29,393	73,670	1,678,215	1,862,582	255,337
Total liabilities and shareholders’ equity	31,940	243,361	2,230,432	3,349,513	459,177

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 26, 2008, the noon buying rate was RMB6.8630 to US$1.00.

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

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High

2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 26, 2008)	6.8630	6.9034	6.8630	6.9633

Notes:

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our future success substantially depends on our ability to further expand both our manufacturing capacity and output, which is subject to significant risks and uncertainties. If we fail to achieve this further expansion, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitive position or improve our profitability.

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

In order to manage the potential growth of our operations, we will be required to continue to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth.

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

We acquired an early stage ingot plant. We may not be successful in operating this new plant and expenditures required to ramp up its capacity may strain our capital resources. Furthermore, any shortfall in supply of polysilicon to that plant may have a material adverse effect on our results of operations and our future business prospects.

We have entered into the silicon ingot production business through our acquisition of a 52% equity interest in Yangguang Solar Technology Co., Ltd., or Yangguang Solar, an ingot plant that commenced operations in October 2007. On June 23, 2008, we entered into an agreement to acquire the remaining 48% equity interest in Yangguang Solar from Nantong Linyang Electric Investment Co., Ltd., or Nantong Linyang (as to 18%), Jiangsu Qitian Group Co., Ltd. or, Qitian Group (as to 20%), and Jiangsu Guangyi Technology Co., Ltd., or Jiangsu Guangyi (as to 10%) for an aggregate consideration of approximately RMB355 million (US$48.7 million). Upon the completion of this latest acquisition, Yangguang Solar will become our 100% owned subsidiary. Our expansion into the ingot business aims to secure our access to steady supplies of ingots at reasonable prices, and we intend to integrate such upstream business into our increasingly vertical business model. However, we have no prior experience in operating an ingot plant. The technology for the manufacture of ingots is complex, requires costly equipment and continuous modifications in order to improve yields and product performance. Increases in lead times for delivering ingot-making equipment could also delay or otherwise hamper the development of our ingot business. We will also need to make substantial capital expenditure in installing Yangguang Solar’s production lines and ramping up its capacity in 2008, which may put a strain on our capital resources.

Moreover, Yangguang Solar relies on Jiangsu Zhongneng PV Technology Development Co., Ltd., or Zhongneng, which is also an early stage company that has in the past experienced delays in ramping up its operations, to supply a significant portion of its polysilicon requirements. Zhongneng agreed in a share purchase agreement dated June 6, 2007 relating to a previous sale of the equity interests of Yangguang Solar between Zhongneng, as seller, and Nantong

Linyang Electric Investment Co., Ltd., formerly Nanjing Linyang Electric Investment Co., Ltd., or Nantong Linyang, Jiangsu Qitian Group Co., Ltd., or Qitian Group and Jiangsu Guangyi Technology Co., Ltd., or Jiangsu Guangyi, as purchasers, to deliver polysilicon to Yangguang Solar in the amount of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. However, the actual delivered quantity was 27 tons in 2007, and based upon this decreased delivery volume in 2007, it is expected that the amounts to be delivered in 2008 and 2009 may be significantly less. Yangguang Solar is currently receiving polysilicon from Zhongneng based on purchase orders negotiated on a month-to-month basis. In light of this unfavorable situation, Nanjing Linyang, which is controlled by our chairman, Mr. Yonghua Lu, and continues to own an 18% interest in Yangguang Solar, intends to negotiate for the originally committed polysilicon supply amount pursuant to the agreement.

Yangguang Solar will attempt to offset any shortfalls from Zhongneng through purchases from other third-party suppliers, including higher-cost spot market purchases. However, we believe there currently is significant excess demand in the global market for polysilicon and polysilicon suppliers may be unable to meet anticipated requirements based on their current production capacity. The ability of Zhongneng to meet the polysilicon requirements of Yangguang Solar could be materially and adversely impacted by many factors, including operational and financial difficulties at Zhongneng. In particular, any merger, acquisition or consolidation transaction involving Zhongneng and any of our competitors could have an adverse impact on our relationship with Zhongneng and our ability to secure adequate supplies of polysilicon for our operations. Moreover, if Zhongneng does not for whatever reason supply polysilicon to Yangguang Solar in sufficient quantities at commercially reasonable prices, Yangguang Solar may be unable to source polysilicon from other third parties and therefore may fail to meet its production targets for 2008 and 2009, which would consequently have a material and adverse effect on our results of operations for those periods and our future business prospects.

We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.

We currently sell a substantial portion of our PV products to a limited number of customers. Our five largest customers accounted for an aggregate of 78.8%, 85.4% and 43.0% of our net revenue in 2005, 2006 and 2007, respectively. Most of our large customers are located in Europe, particularly Germany, Italy and Spain. The loss of sales to any one of these customers would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:

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

We expect our operating results to continue to depend on sales to a relatively small number of customers for a high percentage of our revenue for the foreseeable future, as well as the ability of these customers to sell PV products that incorporate our PV products.

With certain significant customers, we enter into framework agreements that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain sales terms of the framework agreements may be adjusted from time to time. For example, we entered into a framework agreement with Social Capital S.L. under which it agreed to purchase 84 MW of PV modules in total from 2007 to 2008. However, since we could not reach an agreement with Social Capital S.L. on actual sales terms, Social Capital

S.L. has not made any purchase order of our PV modules and it is unlikely that it will purchase our PV modules in the foreseeable future. In addition, we have in the past had disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such framework contracts that have required us to renegotiate these contracts. However, renegotiation of our framework contracts may not always be in our best interests and disagreements on terms could escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.

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

Silicon wafers are an essential raw material in our production of PV products. Silicon is created by refining quartz or sand, and is melted and grown into crystalline ingots or other forms which are then sliced into wafers. We depend on our suppliers for timely delivery of silicon wafers in sufficient quantities and satisfactory quality, and any disruption in supply or inability to obtain silicon wafers at an acceptable cost, or at all, will materially and adversely affect our business and operations.

There is currently an industry-wide shortage of silicon and silicon wafers, which has resulted in significant price increases. Based on our experience, the average prices of silicon and silicon wafers may continue to increase. Moreover, we expect the shortages of silicon and silicon wafers to continue as the PV industry continues to grow and as additional manufacturing capacity is added. Silicon wafers are also used in the semiconductor industry generally and any increase in demand from that sector will exacerbate the current shortage. The production of silicon and silicon wafers is capital intensive and adding manufacturing capacity requires significant lead time. While we are aware that several new facilities for the manufacture of silicon and silicon wafers are under construction around the world, we do not believe that the supply shortage will be remedied in the near term. We expect that the demand for silicon and silicon wafers will continue to outstrip supply for the foreseeable future.

We have attempted to ease our supply shortages by prepaying for silicon and silicon wafers and establishing strategic relationships with selected suppliers. However, we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantities or at acceptable prices. In particular, since some of our suppliers do not themselves manufacture silicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient silicon to satisfy their contractual obligations to us. In addition, we, like other companies in the PV industry, compete with companies in the semiconductor industry for silicon wafers, and companies in that sector typically have greater purchasing power and market influence than companies in the PV industry. We acquire silicon wafers from our suppliers primarily through short-term supply arrangements for periods ranging from several months to two years. This subjects us to the risk that our suppliers may cease supplying silicon wafers to us for any reason, including due to uncertainties in their financial viability and having committed more volume to customers than they can deliver. These suppliers could also choose not to honor such contracts and we generally have limited resources to seek any form of compensation. Historically, we have re-negotiated our contracts with some of our major suppliers due to price increases in silicon and silicon wafers. We cannot assure you that this would not happen again in the future. If either of these circumstances occurs, our supply of critical raw materials at reasonable costs and our basic ability to conduct our business could be severely restricted. Moreover, since some of our supply contracts may require prepayment of a substantial portion of the contract price, we may not be able to recover such prepayments and we would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Furthermore, we have not fixed the price for a significant portion of the silicon wafers supply for 2008 with some of our suppliers. As a result, the price we will need to pay may need to be adjusted or renegotiated to reflect the prevailing market price around the time of delivery, which may be higher than we expect. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may materially and adversely impact our cost of revenue, gross margins and profitability.

There are a limited number of silicon and silicon wafer suppliers, and many of our competitors also purchase silicon and silicon wafers from these suppliers. In addition, there has been an ongoing trend in the industry towards vertical integration whereby PV cell and PV module manufacturers expand into silicon and silicon wafer manufacturing and silicon and silicon wafer manufacturers expand into PV cell and PV module manufacturing. To the extent that such vertical integration involves mergers or acquisitions of existing silicon or silicon wafer manufacturers, this trend may result in a reduction of the silicon and silicon wafer supply that is freely available in the market to companies such as our company, which may cause additional shortages or increase pricing. Additionally, PV cell and PV module manufacturers that have integrated silicon or silicon wafer manufacturing may have a competitive advantage over us by virtue of having access to their internal silicon or silicon wafer supply at lower cost at a time of market shortages for those materials. Since we have only been purchasing silicon and silicon wafers in bulk for approximately three years, our competitors may have longer and stronger relationships with these suppliers than we do. As we intend to significantly increase our manufacturing output, an inadequate allocation of silicon wafers would have a material adverse effect on our expansion plans. Moreover, the inability to obtain silicon and silicon wafers at commercially reasonable prices or at all would harm our ability to meet existing and future customer demand for our products, and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2005, 2006 and 2007, our five largest suppliers supplied in the aggregate 71.3%, 50.9% and 59.0%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Allegations have been made and may be made in the future regarding the quality of our suppliers’ inventories. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. In particular, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform in the past on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.

Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-price arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability.

We have in the past secured, and plan to continue to secure, our supply of silicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In the past, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. As of December 31, 2005, 2006 and 2007, we had advanced RMB61.3 million, RMB238.2 million and RMB640.1 million (US$87.8 million) to our suppliers, respectively. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of silicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenue would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our revenue and profitability may be materially reduced.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We typically require a significant amount of cash to fund our operations, especially prepayments to suppliers to secure our silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. Furthermore, we acquired a 52% equity interest in Yangguang Solar, a newly established silicon ingot plant, in August 2007 and subsequently entered into a share transfer agreement to acquire the remaining 48% stake in June 2008. We will need to make substantial capital expenditures in equipment purchases of Yangguang Solar to ramp up its production capacity in 2008. Any future acquisitions, expansions, or market changes or other developments will cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

We cannot assure you that financing will be available on satisfactory terms, or at all. In particular, as of December 31, 2007, RMB940.0 million (US$128.9 million) of our outstanding borrowings were guaranteed by Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman. We do not have control over Linyang Electronics and Mr. Lu has recently reduced his holding of our shares by a significant amount. See “— Two of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.” Mr. Lu also resigned as our chief executive officer as of February 25, 2008. If for any reason Linyang Electronics ceases to guarantee our existing borrowings, it may be difficult for us to obtain necessary financing in a timely manner or on commercially acceptable terms and our growth prospects and future profitability may decrease materially.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2005, 2006 and 2007, a substantial majority of our revenue was generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:

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

If we are unable to compete in the highly competitive PV market, our revenue and profits may decrease.

The PV market is very competitive. We face competition from a number of sources, including domestic, foreign and multinational corporations. We believe that the principal competitive factors in the markets for our products are:

•	manufacturing capacity;

•	power efficiency;

•	range and quality of products;

•	price;

•	strength of supply chain and distribution network;

•	after-sales inquiry; and

•	brand image.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may have stronger relationships or have or may enter into exclusive relationships with key suppliers, distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration, and we may also face competition from semiconductor manufacturers, several of which have already announced their intention to commence production of PV cells and PV modules. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

In the immediate future, we believe that the competitive arena will increasingly center around securing silicon supply and forming strategic relationships to secure supply of key components and technologies. Many of our competitors have greater access to silicon supply or have upstream silicon wafer manufacturing capabilities. We believe that as the supply of silicon stabilizes over time, competition will become increasingly based upon marketing and sales activities. Since we have conducted limited advertising in the past, the greater sales and marketing resources, experience and name recognition of some of our competitors may make it difficult for us to compete if and when this transition occurs.

In addition, the PV market in general competes with other sources of renewable energy as well as conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could suffer.

Our profitability depends on our ability to respond to rapid market changes in the PV industry, including by developing new technologies and offering additional products and services.

The PV industry is characterized by rapid increases in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to constantly offer more sophisticated products and services in order to respond to competitive industry conditions and customer demands. If we fail to develop, or obtain access to, advances in technologies, or if we are not able to offer more sophisticated products and services, we may become less competitive and less profitable. In addition, advances in technologies typically lead to declining average selling prices for products using older technologies. As a result, if we are not able to reduce the costs associated with our products, the profitability of any given product, and our overall profitability, may decrease over time. Furthermore, technologies developed by our competitors may provide more advantages than ours for the commercialization of PV products, and to the extent we are not able to refine our technologies and develop new PV products, our existing products may become uncompetitive and obsolete.

In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the PV industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level expected, and we may not be able to successfully adapt existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.

Moreover, in response to the rapidly evolving conditions in the PV industry, we plan to expand our business downstream to provide system integration products and services. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the system integration sector. We cannot assure you that we will succeed in expanding our business downstream. If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue penetrating the PV market, as well as our results of operations and profitability, will be materially and adversely affected.

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

We entered into the silicon ingot production business through our acquisition of a 52% equity interest in Yangguang Solar, an ingot plant that commenced operations in October 2007 and subsequently entered into a share transfer agreement to acquire the remaining 48% stake in June 2008. In addition, we have purchased and are in the process of installing six wire saws which can be used to slice ingots into wafers. We plan to purchase and install an additional 54 wire saws, the completion of which will increase the annual aggregate manufacturing capacity of wires saws to 300 MW. We expect this new facility to be completed by March 2009. We are also pursuing expansion into downstream system integration services through our subsidiary, Shanghai Linyang, and we are considering pursuing upstream silicon feedstock sourcing through strategic partnerships and investments. We intend to continue to establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. These types of transactions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers and may require significant attention from our management, and the diversion of our management’s attention could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations. Furthermore, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, our results of operations and our profitability.

Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. In addition, changes in government policies, both domestically and internationally, that are not favorable to the development of the PV industry, may also have a material adverse effect on the success of our strategic acquisitions, investments and alliances.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Our PV modules are typically sold with a two to five years limited warranty for technical defects, a 10-year limited warranty against declines greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. As a result, we bear the risk of extensive warranty claims for an extended period after we have sold our products and recognized revenue. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005, 2006 and 2007, our accrued warranty costs totaled RMB1.5 million, RMB7.6 million and RMB21.0 million (US$2.9 million), respectively.

In addition, as we purchase the silicon and silicon wafers and other components that we use in our products from third parties, we have limited control over the quality of these raw materials and components. Unlike PV modules, which are subject to certain uniform international standards, silicon and silicon wafers generally do not have uniform international standards, and it is often difficult to determine whether product defects are a result of the silicon or silicon wafers or other components or reasons. Furthermore, the silicon and silicon wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means. Product failures and related adverse publicity may also damage our market reputation and cause our sales to decline.

As with other PV product manufacturers, we are exposed to risks associated with product liability claims if the use of the PV products we sell results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. In addition, we have not made provisions for potential product liability claims and we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Moreover, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and our revenue and profitability would be reduced.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology, in particular the type of PV technology that we have adopted, proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

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

The electric utility industry is subject to extensive regulation, and the market for PV products, is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continue to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

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

The cost of solar energy currently substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain and the United States, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Certain of these government economic incentives are set to be reduced and may be reduced further, or eliminated. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our proprietary technologies can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as expend our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends, in large part, on our ability to use and develop our technologies and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as litigation becomes more common in the PRC, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

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

We may not be able to obtain sufficient patent protection on the technologies embodied in the PV products we currently manufacture and sell, which could reduce our competitiveness and increase our expenses.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of June 2, 2008, we had three issued patents and six pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of some of our directors and key executives. In particular, we are highly dependent upon our directors and officers, including Mr. Yonghua Lu, chairman of our board of directors, Mr. Henricus Johannes Petrus Hoskens, our chief executive officer, Mr. Hanfei Wang, our director and chief operating officer, and Mr. Yuting Wang, our chief engineer. In 2007, Mr. Fei Yun resigned as director of technology and Mr. Kevin C. Wei, our former chief financial officer, also left us as his employment contract expired in October 2007. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new directors and officers, particularly those with a significant mix of both international and China-based PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of these directors and executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all of these directors and executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for personnel in the PV industry in China is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other PV technology companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

Our recent changes in chief executive officer and chief financial officer and resignation of our principal accounting officer may have an adverse effect on the overall operations of our company and the functioning of our financial controls and reporting.

We recently appointed Mr. Henricus Johannes Petrus Hoskens as our new chief executive officer. His tenure commenced on February 25, 2008 and Mr. Yonghua Lu resigned as our chief executive officer as of the same date. Although Mr. Lu continues to serve as our chairman and remains actively involved in our business focusing on various areas of strategic importance in our company, the transition period for our chief executive officer may not be smooth and there may be an adverse effect on our overall operations.

In addition, we appointed Ms. Amy Jing Liu to be our chief financial officer in October 2007, replacing Mr. Kevin C. Wei, whose employment contract expired on October 31, 2007. Ms. Ru Cai, our former principal accounting officer, also resigned in 2007. Although there was an overlap of almost two weeks between the end of Mr. Wei’s tenure at our company and Ms. Liu’s appointment and we have hired additional financial officers during the past few months, there may be an adverse effect on the functioning of our financial controls and reporting as a result of this change in management.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2007 were effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weakness during the Section 404 of the

Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and we are subject to the risk of damage due to fires or explosions because some materials we use in our manufacturing processes are highly flammable.

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. Although we have obtained business interruption insurance, any business disruption or natural disaster could result in substantial costs and diversion of resources.

We are also exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury. Due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we only have limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments, which could materially and adversely affect our business, financial condition and results of operations.

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

In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Tax Law and the related implementing rules, Jiangsu Linyang Solarfun Co., Ltd., or Linyang China, our wholly-owned operating subsidiary in China, was exempted from enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007, and would be taxed at the reduced rate of 12% in 2008 and 2009. From 2005 until the end of 2009, Linyang China would also be exempted from the 3% local income tax. Furthermore, Linyang China would be entitled to a two-year income tax exemption for 2006 and 2007 and a reduced tax rate of 12% for the following three years on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of the funds we received through the issuances of our series A convertible preference shares in June and August 2006.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“EITw”), which will be effective from January 1, 2008.

Under EIT, domestically-owned enterprises and foreign-invested enterprises (“FIE”) are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIE and domestically-owned enterprises, preferential tax treatment (e.g. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIE. The New Tax Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New Tax Law, may continue to be enjoyed until the end of the holiday. Linyang China has filed its application to be qualified as a high-technology company which is pending governmental approval.

Under the EIT Law, we may be classified as a “Resident Enterprise” of the PRC. Such classification would likely result in negative tax consequences to us and could result in negative tax consequences to our non-PRC enterprise shareholders and ADS holders.

Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT Law. According to the Implementation Regulations for the EIT Law of the PRC issued by the State Council on December 6, 2007, de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise.

We are a Cayman Islands holding company and substantially all of our income are derived from dividends we receive from our operating subsidiaries located in the PRC. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, excluding the dividend income we receive from our PRC subsidiaries which has been subject to the PRC income tax already.

In addition, although the EIT Law provides that dividend income between qualified “resident enterprises” is exempted from the 10% withholding tax on dividends paid to non-PRC enterprise shareholders, it is still not free of doubt whether we will be considered to be a qualified “resident enterprise” under the EIT Law. If we are considered a “non-resident enterprise,” dividends paid to us by our subsidiaries in the PRC (through our holding company structure) may be subject to the 10% withholding tax.

If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing implementation rules of the EIT Law, dividends paid by us to our non-PRC enterprise and individual shareholders, excluding the non-PRC ADS holders, may be subject to the 10% withholding tax.

However, if we are deemed as “non-resident enterprise,” dividends paid by us to our non-PRC enterprise and individual shareholders and ADS holders should not be deemed to be derived from sources within the PRC under the EIT Law and therefore should not be subject to the 10% withholding tax. However, what will constitute income derived from sources within the PRC is currently unclear. In addition, capital gains on the disposition of shares or ADSs are currently not subject to PRC tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 17.1% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

A substantial portion of our sales is denominated in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi. As a result, the revaluation of the Renminbi in July 2005 has increased, and further revaluations could further increase, our costs. In addition, as we rely entirely on dividends paid to us by Linyang China, our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB1.8 million, RMB4.3 million and RMB25.6 million (US$3.5 million) in 2005, 2006 and 2007, respectively. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

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

Two of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of June 2, 2008, Mr. Yonghua Lu, chairman of our board of directors, and Good Energies II LP owned 15.95% and 36.39%, respectively, of our outstanding share capital. In December 2007, Mr. Yonghua Lu transferred 38,634,750 ordinary shares beneficially owned by him to Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. Mr. Lu and Good Energies II LP have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.

We adopted a share option plan for our employees in November 2006, pursuant to which we may issue options to purchase up to 10,799,685 ordinary shares. As of December 31, 2007, options to purchase 8,105,500 ordinary shares had been granted under this plan. In August 2007, we adopted our 2007 equity incentive plan. The 2007 equity incentive plan permits the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other equity based awards to employees, directors and consultants of our company. Under the 2007 equity incentive plan, we may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors. As a result of these option grants and potential future grants under these plans, we expect to incur significant share compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. Fair value is determined based on an independent third party valuation. We have adopted Statement of Financial Accounting Standard No. 123(R) (revised 2004) for the accounting treatment of our share incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, our share incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel. We cannot assure you that employee share options or other share-based compensation we may grant in the future, would not have a material adverse effect on our profitability.

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

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, the PRC government has, in recent years, promulgated certain laws and regulations and initiated certain government-sponsored programs to encourage the utilization of new forms of energy, including solar energy. We cannot assure you that the implementation of these laws, regulations and government programs will be beneficial to us. In particular, any adverse change in the PRC government’s policies towards the PV industry may have a material adverse effect on our operations as well as on our plans to expand our business into downstream system integration services.

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

A portion of our revenue and a substantial portion of our expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Linyang China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

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

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to June 18, 2008, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$8.22 per ADS to a high of US$37.85 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 2, 2008, we had 241,954,744 ordinary shares outstanding, including 90,186,990 ordinary shares represented by 18,037,398 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise, provided that, where any issue of shares is proposed and such shares proposed to be issued are equal to or exceed 20% by par value of the par value of all then issued shares (including ordinary shares and any preferred shares and, in the case of any preferred shares, where appropriate whether considering such preferred shares before or after any conversion of such preferred shares to ordinary shares in accordance with their terms), then the prior approval by ordinary resolution of the holders of the ordinary shares, voting together as one class, shall be required. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene an annual general meeting or any extraordinary general meeting calling for the passing of a special resolution is 20 days and the minimum notice period required to convene any other extraordinary general meeting is 14 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

A.  History and Development of the Company

We commenced operations through Linyang China in August 2004. Linyang China was a 68%-owned subsidiary of Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly-owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006. On May 16, 2007, Linyang BVI established a wholly-owned subsidiary, Solarfun Power Hong Kong Limited. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly-owned subsidiaries in China, Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd., formerly Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd., or Linyang Research Center, respectively, to expand our business into new markets and sectors. In August 2007, we acquired a 52% interest in Yangguang Solar. In September 2007, we established a wholly-owned subsidiary, Solarfun Power U.S.A. Inc., or Solarfun U.S.A., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interests in Linyang China to Solarfun Power Hong Kong Limited, for a consideration of US$199.0 million. In February 2008, we established a wholly-owned subsidiary, Solarfun Power Deutschland GmbH., or Solarfun Deutschland, in Germany to sell solar products in the European markets. We are currently in the process of liquidating Sichuan Jiayang, one of our subsidiaries which historically has had limited operations. In June 2008, we agreed to acquire the remaining 48% equity interest in Yangguang Solar.

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

Overview

We are an established manufacturer of PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors. In 2007, we sold our products to over 30 customers, mostly in Germany and Spain, as well as several other European countries. We also provided PV cell processing services in 2006 and PV module processing services in 2007. We conduct our business in China through our operating subsidiary, Linyang China. In addition, we have entered into the silicon ingot production business through our acquisition of a 52% equity interest in Yangguang Solar, an ingot plant that commenced operations in October 2007. In June 2008, we entered into a share transfer agreement to acquire the remaining 48% equity interest in Yangguang Solar. As part of our vertical integration and supply sourcing strategy, we believe Yangguang Solar could produce 50 to 60 MW of ingots in 2008. We currently have 40 monocrystalline ingot production furnaces, with up to 37.5 MW of annual manufacturing capacity.

We currently operate four monocrystalline PV cell production lines and four multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. In order to meet the fast-growing market demands for solar products, we plan to significantly expand our PV cell manufacturing capacity over the next several years. We expect that the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 360 MW by July 2008. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in 2007 and we are now able to process wafers as thin as 200 microns. We also recently purchased and are in the process of installing six wire saws which can be used to slice ingots into wafers.

Our net revenue increased from RMB166.2 million in 2005 to RMB630.9 million in 2006 and to RMB2,395.1 million (US$328.3 million) in 2007. Our net income increased from RMB14.4 million in 2005 to RMB105.9 million in 2006 and to RMB148.0 million (US$20.3 million) in 2007.

Acquisition of Yangguang Solar

On July 31, 2007, we entered into an agreement to acquire a 52% equity interest in Yangguang Solar for a cash consideration of RMB51.3 million (US$7.0 million) from Nantong Linyang, a company 70% owned by Yonghua Lu, our founder and chairman.

Yangguang Solar was founded by Zhongneng, a polysilicon supply company in China. Zhongneng sold a 70% equity interest in Yangguang Solar to Nantong Linyang and a 30% interest to Qitian Group in June 2007. Our purchase of Yangguang Solar in August 2007 has the same price per equity interest and substantially the same terms as Nantong Linyang’s purchase from Zhongneng in June 2007.

As Yangguang Solar did not possess the element that was necessary to conduct normal operations as a business, our acquisition of equity interest in Yangguang Solar was accounted as asset acquisition.

On June 23, 2008, we entered into an agreement to acquire the remaining 48% equity interest in Yangguang Solar from Nantong Linyang (as to 18%), Qitian Group (as to 20%), and Jiangsu Guangyi (as to 10%) for an aggregate consideration of approximately RMB355 million (US$48.7 million). Upon the completion of the latest acquisition, Yangguang Solar will become our 100% owned subsidiary.

Our Products and Services

Our products include PV cells, PV modules and raw materials. We also provided PV cell processing services in 2006 and PV module processing services in 2007. The table below shows our net revenue derived from the sales of PV cells and PV modules, the provision of PV cells processing services and PV modules processing services and the sale of raw materials, and the percentage contribution of each of these products and services to our net revenue, for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	Net	% of Net	Net	% of Net	Net	% of Net
Products and Services	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	(RMB)		(RMB)		(RMB)
	(In thousands, except percentages)

Photovoltaic cells	542	0.3%	7,182	1.1%	52,019	2.2%
Photovoltaic modules	165,636	99.7%	604,317	95.8%	2,209,514	92.3%
Photovoltaic modules processing	—	—	—	—	5,876	0.2%
Photovoltaic cells processing	—	—	19,408	3.1%	—	—
Raw materials	—	—	—	—	127,726	5.3%

Our Products

PV Cells

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(EM)	Power (W)

Monocrystalline silicon cell	125 × 125	15.0 - 17.2%	200 - 220	2.23 - 2.56
	156 × 156	15.0 - 16.8%	200 - 220	3.60 - 4.03
Multicrystalline silicon cell	125 × 125	14.5 - 16.0%	200 - 220	2.19 - 2.50
	156 × 156	14.5 - 15.8%	200 - 220	3.41 - 3.85

The key technical efficiency measurement of PV cells is the conversion efficiency rate. In general, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in 2007.

We are now able to process wafers as thin as 200 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5W to 200W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 160W and 200W. We sell approximately 63% of our PV modules under our proprietary “Solarfun” brand, and approximately 37% of our PV modules under the brand names of our customers.

The following table sets forth the types of PV modules we manufacture with the specifications indicated.

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)

Monocrystalline silicon	1580 × 808 × 45	15	160 - 185
	1494 × 1000 ×45	18	190 - 210
Multicrystalline silicon	1580 × 808 × 45	15	155 - 180
	1494 × 1000 ×45	18	185 - 205

We believe our PV cells and modules are highly competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.

Ingots

We also manufacture monocrystalline ingots through Yangguang Solar, an ingot plant that commenced operations in October 2007. As of June 2, 2008, we have 40 monocrystalline ingot production furnaces, with up to 37.5 MW of annual manufacturing capacity. We have purchased all of the ingots manufactured by Yangguang Solar.

Raw Materials

In 2007, we enter into arrangements to sell certain amounts of raw materials to our customers. We record the amount of revenue on these arrangements based on the amount received for raw materials sold. Our purchase costs of such raw materials were recorded as raw materials costs within cost of revenue.

Our Services

In 2007, we provided PV module processing services to convert PV cells into PV modules on behalf of a third party. For these PV module processing services, we “purchased” raw materials from a customer and at the same time agreed to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customer under this processing arrangement was consistent with the amount of PV cells purchased from the customer after factoring in conversion efficiency. We recorded the amount of revenue from these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer.

In 2006, we provided PV cell processing services to convert silicon wafers into PV cells on behalf of third parties, including some of our silicon suppliers. For these PV cell processing service arrangements, we “purchased” raw materials from a customer and at the same time agreed to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customer under these processing arrangements was consistent with the amount of raw materials purchased from the customer. We recorded the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer.

The revenue recognized was recorded as PV cell or PV module processing service revenue and the production costs incurred related to providing the processing services were recorded as PV cell or PV module service processing costs within cost of revenue.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any disruption of our manufacturing process due to insufficient supply of raw materials. In addition, we are not dependent on any single supplier. The aggregate costs attributable to our five largest raw materials suppliers in 2005, 2006 and 2007 were 71.3%, 50.9% and 59.0%, respectively, of our total raw materials purchases.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. In light of the current industry-wide constraints on silicon wafer supply, our current policy is to procure as many silicon wafers as possible. As of December 31, 2005, 2006 and 2007, we had RMB65.0 million, RMB295.1 million and RMB299.1 million (US$41.0 million), respectively, of raw materials in inventory.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 5-inch and 6-inch wafers in our production, and plan to use 8-inch wafers in the future, since the amount of silicon wastage decreases with an increase in the diameter of the wafers used. PV cells can be manufactured on our production lines using both types of silicon wafers. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during periods of silicon supply shortages.

We purchase most of our ingots and all of our silicon wafers from third-party suppliers. We outsource the slicing of ingots into silicon wafers to third parties. We purchase silicon from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. Currently, our principal silicon suppliers include Hoku Scientific, Inc., or Hoku, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, E-mei Semiconductor Material Factory, or E-mei and WACKER SCHOTT Solar Vertriebs GmbH as well as a major Korean conglomerate and a non-PRC supplier. We have also purchased ingots from Yangguang Solar, one of our subsidiaries.

We purchase silicon from third-party suppliers on a purchase order or annual or semi-annual contract basis. Under the annual/semi-annual purchase agreements, we are typically required to prepay a certain percentage of the purchase price.

We have established supply arrangements with our key silicon and silicon wafer suppliers, including an ten-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK. In addition, we entered into a supply agreement in June 2006 with E-mei, which became effective in October 2006, under which we agreed to make prepayments to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility, which is expected to be completed by July 2008, with an expected annual production capacity of 500 tons of silicon products. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Power Hong Kong Ltd. in January 2008. In addition, we signed a new contract with EDF Energies Nouvelles which includes a firm order for 17 MW of monocrystalline modules and an option for the sale of an additional 5 MW. This order was jointly placed with Photon Power Technologies, EDF Energies Nouvelles’ solar energy partner in France.

On July 31, 2007, we entered into a share transfer agreement to acquire a 52% equity interest in Yangguang Solar, which we believe could produce 50 to 60 MW of ingots in 2008. Pursuant to the equity transfer agreement, under which Zhongneng agreed to transfer a 70% equity interest in Yangguang Solar to Nantong Linyang and the remaining 30% equity interest to Qitian Group, Zhongneng agreed to supply polysilicon to Yangguang Solar in the amount of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. However, the actual delivered quantity was 27 tons in 2007, and based upon this decreased delivery volume in 2007, it is expected that the amounts to be delivered in 2008 and 2009 may be significantly less. As of May 30, 2008, the actual delivered quantity was 59 tons.

Although we believe these supply arrangements will satisfy our silicon supply requirements for a significant portion of our planned silicon supply requirements in 2008, our polysilicon and silicon wafer suppliers may not be able to supply us with sufficient materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons. In the past, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts. The majority of this shortfall was due to the cancellation of a single silicon supply contract with one of our silicon suppliers. However, we were able to enter into contracts with other suppliers to replace the majority of the shortfall from the cancellation of this contract at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See also “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share” and “Item 5.A. Operating Results — Key Factors Affecting Our Financial Performance — Availability and Price of Silicon Wafers.” We are also in the process of discussing potential business opportunities with other silicon suppliers outside China.

The key raw material for our production of ingots is polysilicon. We purchase polysilicon primarily from Zhongneng.

Other Raw Materials

In addition to silicon, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, we source a significant portion of these raw materials locally. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have made a significant contribution to our profitability since we commenced operations in 2004. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.

Production

We manufacture our PV cells and PV modules through Linyang China, our wholly-owned PRC subsidiary, with facilities occupying a gross floor area of 12,952 square meters in Qidong, Jiangsu Province, China. We currently operate eight PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on our first PV cell production line in November 2005. Our second PV cell production line became fully operational in September 2006, followed by our third and fourth PV cell production lines in March 2007, our fifth and sixth PV cell production lines in July 2007 and our seventh and eighth PV cell production lines in November 2007. We were able to lower our initial investment by purchasing key equipment with more sophisticated technology from overseas suppliers while procuring other equipment domestically. In this manner, we believe we have achieved an optimal balance between technical specifications and cost efficiency without sacrificing product quality. We plan our production on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our production schedule based on actual orders received.

Production Process

The following diagram shows the general production stages for our PV cells:

The following diagram shows the production procedures for our PV modules:

The following diagram shows the general production stages for our ingots:

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production and sale of our PV modules, the TÜV certification for our PV modules and the UL certification. The TÜV certification is issued by an independent approval agency in Germany to certify our PV modules are qualified for IEC 61215 and safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries. We obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States, which will enable us to sell our products to customers in the United States.

Capacity Expansion and Technology Upgrade Plans

We currently have eight PV cell production lines in commercial operation. We plan to install four additional PV cell production lines in 2008 to raise our manufacturing capacity to 360 MW by July 2008.

As one of our key strategies, we intend to continuously expand our annual production capacity and improve the conversion efficiency of our solar products. The following table shows our major operational objectives by the end of each of the periods indicated, based on our expansion and technology upgrade plans:

	As of December 31,
	2007	2008

PV cell production lines completed or under construction	8	12
Annual PV cell production capacity including lines under construction (in MW)(1)(2)	240	360	(3)

Notes:

(1)	Maximum manufacturing capacity assuming 24 hours of operation per day for 350 days per year.

(2)	Excludes capacity of Sichuan Jiayang.

(3)	We expect our manufacturing capacity to reach 360 MW by July 2008.

In addition, we currently outsource most of the slicing of ingots into silicon wafers to third parties. In order to further integrate our production upstream, we have purchased and are in the process of installing six wire saws which can be used to slice ingots into wafers. We plan to purchase and install an additional 54 wire saws, the completion of which will increase the annual wire sawing capacity to 300 MW. We expect this new facility to be completed by March 2009.

The expansion plans and capacities indicated above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. We plan to finance these expansion plans with proceeds from our convertible notes offering, additional borrowings from third parties and cash from operations.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. We do not sell our products to end users. Our customers include prominent international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules. Customers that accounted for a significant portion of our total net revenue in 2007 included Solar Projekt Energysystem GmbH, Ecostream Switzerland GmbH, Scatec and UB Garanty.

Details of the customers accounting for more than 10% of our net revenue in 2005, 2006 and 2007 are as follows:

	Year Ended December 31,
	2005		2006		2007
	Net	% of Net	Net	% of Net	Net	% of Net
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	(RMB)		(RMB)		(RMB)
	(In thousands, except percentages)

Solar Projekt Energysystem GmbH	13,140	7.9%	70,409	11.2%	300,742	12.6%
S.E. Project S.R.L	—	—	203,133	32.2%	*	*
Social Capital S.L	—	—	175,939	27.9%	*	*
Suntaics	84,438	50.8%	54,856	8.7%	*	*

*	Less than 10%

In 2005, 2006 and 2007, 72.4%, 15.8% and 47.9%, respectively, of our sales were made to distributors and 27.6%, 82.6% and 52.1%, respectively, of our sales were made to system integrators. We currently work with a limited number of distributors that have specific expertise and capabilities in a given market segment or geographic region. We have established two wholly-owned subsidiaries, namely Solarfun U.S.A. and Solarfun Deutschland, to expand our sales in these markets. In the United States, we sell our products directly to installers, rather than selling to distributors, for better margin. Solarfun Deutschland was established in February 2008 to promote our products in Europe. We plan to further expand our distribution network by actively exploring opportunities to develop additional distributor relationships in other markets and geographic regions, such as Spain, Italy and Austria.

Our products and services are primarily provided to European customers and, to a lesser extent, to Chinese customers. The following table sets forth our net revenue by geographic region, and the percentage contribution of each of these regions to our net revenue, for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	Net	% of Net	Net	% of Net	Net	% of Net
Region	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	(RMB)		(RMB)		(RMB)
	(In thousands, except percentages)

Germany	126,555	76.2%	197,728	31.4%	1,195,788	49.9%
Spain	—	—	179,139	28.4%	584,525	24.4%
PRC	33,667	20.2%	36,219	5.7%	200,615	8.4%
Italy	5,946	3.6%	204,715	32.4%	92,900	3.9%
Others	10	—	13,106	2.1%	321,307	13.4%

Total	166,178	100.0%	630,907	100.0%	2,395,135	100.0%

In 2007, we shipped our products to over 30 customers. We have also diversified our customer base. In 2006 and 2007, customers accounting for 10.0% or more of our net revenues collectively accounted for approximately 71.2% and 12.6% of our net revenues, respectively, and sales to our largest customer accounted for approximately 32.3% and 12.6% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

Warranty

We provide a two to five years limited warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international sales team. We provided RMB1.6 million, RMB6.0 million and RMB23.1 million (US$3.2 million) in warranty costs in 2005, 2006 and 2007, respectively.

Intellectual Property and Proprietary Rights

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of March 31, 2008, we had been granted three patents by the State Intellectual Property Office of China and had six patent applications pending in China. Our issued and pending patent applications relate primarily to process technologies for manufacturing PV cells.

In March 2005, we applied for the registration of “Solarfun,” our trademark for our PV cells and modules, and our Solarfun logo. The application is currently pending with the China Trademark Office. We are also in the process of registering “Solarfun” and our Solarfun logo in the European Union, Australia and Singapore.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our

failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Competition

Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global PV market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market. According to Solarbuzz, there are over 100 companies which engaged in PV products manufacturing or have announced plans to do so.

Our main overseas competitors are, among others, BP Solar, Gintech Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. Our primary competitors in China include Suntech Power Holdings Co., Ltd., JA Solar Holdings Co., Ltd., Trina Solar Ltd., Baoding Tianwei Yingli New Energy Resources Co., Ltd. and China Sunergy Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and design and produce upstream silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there is a shortage of silicon and silicon wafers, we compete intensely with our competitors in obtaining adequate supplies of silicon wafers. We expect the current silicon shortage will continue into 2008 and 2009.

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

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We believe that we have obtained all requisite environmental permits and approvals to conduct our business. We also maintain an ISO 14001 environmental management system certification, which is issued by International Organization for Standardization to demonstrate our compliance with international environmental standards. We have not been subject to any material proceedings or fines for environmental violations.

Insurance

We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies. We also maintain business interruption insurance, product quality insurance and key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.

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

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the NDRC, issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy in June 2006, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the PV industry.

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

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007). Under the regulation, the solar photovoltaic business falls into the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Tax Law and the related implementing rules, foreign invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The FIE Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitle to reduced tax rates, namely: (1) in coastal open economic zones, the tax rate applicable to production-oriented foreign-invested enterprises was 24%; (2) in special economic zones, the rate is 15%; and (3) certified high and new technology enterprises incorporated and operated in economic and technology development zones determined by the State Council might enjoy a 50% reduction from the applicable rate.

In accordance with the FIE Tax Law, the related implementing rules and other relevant tax regulations, as a foreign-invested production enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China was exempted from enterprise income tax for 2005 and 2006 and was taxed at a reduced rate of 12% in 2007, and would be taxed at the reduced tax rate of 12% in 2008 and 2009, and at a rate of 24% from 2010 onwards. From 2005 until the end of 2009, Linyang China would also be exempted from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China would be entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of the funds we received as a result of our issuances of series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar and Shanghai Linyang, were subject to an enterprise income tax rate of 33% for the year 2006 and 2007.

On March 16, 2007, the National People’s Congress of the PRC passed the EIT Law, which took effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulation of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expires. Accordingly Linyang China will be subject to reduced tax rate of 12.5% of enterprise income tax in 2008 and 2009. In addition, Linyang China is entitled to a two-year income tax exemption from 2006 until the end of 2007 on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of funds we received through the issuances of our series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12.5% from 2008 until the end of 2010. The unified income tax rate of 25% will be applied to Linyang China after the expiration of the above-mentioned period of preferential tax treatment.

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

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

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

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulated amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

C.	Organizational Structure

The diagrams below set forth the entities directly or indirectly controlled by us as of June 2, 2008.

(1)	The other shareholders of Shanghai Linyang are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.
(2)	The other shareholders of Sichuan Jiayang are Sichuan Jianengjia, which holds a 30% equity interest, and a member of Sichuan Jiayang’s management team, Mr. Wei Gu, who holds a 15% equity interest on behalf of Mr. Yonghua Lu, our chairman and chief executive officer, pursuant to an entrustment agreement entered into in November 2006. Under this entrustment agreement, Mr. Lu provided RMB3.0 million (US$0.4 million) to Mr. Gu to acquire the 15% equity interest in Sichuan Jiayang. Under the entrustment agreement, all the rights enjoyed by Mr. Gu as the holder of record of the 15% equity interest in Sichuan Jiayang, including economic rights, belong to Mr. Lu. Mr. Gu may only exercise rights relating to this equity interest in Sichuan Jiayang, such as voting and transfer rights, pursuant to written instructions from Mr. Lu. Mr. Lu also has the right to transfer all or a portion of the 15% equity interest to the management of Sichuan Jiayang or other third parties. This entrustment arrangement was originally contemplated at the time of establishment of Sichuan Jiayang, but was not formalized in writing until November 2006, and was meant to serve as a transitional step in advance of potentially fully transferring these equity interests to Mr. Gu and other members of Sichuan Jiayang’s management team as performance incentives. We are currently in the process of liquidating Sichuan Jiayang.

(3)	Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. is formerly named Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd. It changed its name on April 9, 2007.
(4)	The other shareholders of Yangguang Solar are Jiangsu Qitian Group Co., Ltd. (Suyuan Group was renamed as Jiangsu Qitian Group Co., Ltd. on July 27, 2007), which holds a 20% equity interest, Nantong Linyang, which holds an 18% equity interest, and Jiangsu Guanyi Technology Co., Ltd., which holds a 10% equity interest. On June 23, 2008, we entered into an agreement to acquire the remaining 48% equity interest in Yangguang Solar from Nantong Linyang (as to 18%), Qitian Group (as to 20%), and Jiangsu Guangyi (as to 10%) for an aggregate consideration of approximately RMB355 million (US$48.7 million). Upon the completion of the latest acquisition, Yangguang Solar will become our 100% owned subsidiary.

D.	Property, Plant and Equipment

Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of 73,938 square meters, which expire in 2054 or 2056. We own office and manufacturing facilities for a total gross floor area of 12,952 square meters. Furthermore, on November 17, 2007, we entered into an investment agreement with the local government of Qidong under which we agreed to acquire the land use rights for a total area of approximately 194,000 square meters for a consideration of RMB55.9 million. Pursuant to the investment agreements, we agreed to contribute US$50.0 million to Linyang China as additional registered capital, part of which will be used to purchase the Land use right, and the rest will be used for the construction of Linyang Industrial Park. In addition, Yangguang Solar holds the land use rights for a total area of approximately 1,000,000 square meters. We also leased a gross floor area of approximately 1,500 square meters for our Linyang PV Research and Development Center in Shanghai in May 2006, which will expire in May 2011. In August 2006, we leased an office of 610 square meters for administration and international business in Shanghai. In 2005, 2006 and 2007, our rental expenses were approximately RMB0.1 million, RMB0.4 million and RMB3.7 million (US$0.5 million), respectively.

We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements. The Linyang Industrial Park, which also encompasses the facilities of Linyang Electronics, completed its first expansion project in July 2007. Pursuant to the investment agreement, we are required to complete the new expansion project by November 2010.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the rest of this annual report, including the consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

A.	Operating Results

Overview

We are an established manufacturer PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We also manufacture ingots through Yangguang Solar, which commenced operations in October 2007. We sell our products both directly to system integrators and through third party distributors.

We commenced operations on August 27, 2004 through Linyang China. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of Linyang China. In anticipation of our initial public offering, we incorporated Solarfun in the Cayman

Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang BVI in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly-owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006 from Linyang Electronics and the three other shareholders of Linyang China for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. On May 16, 2007, Linyang BVI established a wholly-owned subsidiary, Solarfun Power Hong Kong Limited. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly-owned subsidiaries in China, Shanghai Linyang, Sichuan Jiayang and Linyang Research Center, respectively, to expand our business into new markets and sectors. As of December 31, 2007, we owned 83%, 55% and 100% of the equity interest in Shanghai Linyang, Sichuan Jiayang and Linyang Research Center, respectively. In August 2007, we acquired a 52% equity interest in Yangguang Solar. In September 2007, we established a wholly-owned subsidiary, Solarfun U.S.A., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interests in Linyang China to Solarfun Power Hong Kong Limited for a consideration of US$199.0 million. In February 2008, we established a wholly-owned subsidiary, Solarfun Deutschland in Germany, to sell solar products in the European markets. We are currently in the process of liquidating Sichuan Jiayang, one of our subsidiaries which historically has had limited operations. In June 2008, we agreed to acquire the remaining 48% equity interest in Yangguang Solar.

We operate and manage our business as a single segment. We currently operate four monocrystalline PV cell production lines and four multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. We produced 5.6 MW, 26.2 MW (including PV cell and PV module processing) and 99.6 MW of our PV products in 2005, 2006 and 2007, respectively. The average selling price of our PV modules was RMB32.34, RMB31.75 and RMB28.20 per watt in 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, approximately 79.8%, 94.3% and 91.6%, respectively, of our net revenue were attributable to sales to customers outside of the PRC. Moreover, in 2005, 2006 and 2007, customers accounting for more than 10% of our net revenue accounted in the aggregate for 50.8%, 71.2% and 12.6%, respectively, of our net revenue. Our products and services are primarily provided to European customers under our proprietary “Solarfun” brand.

Our net revenue increased from RMB166.2 million in 2005 to RMB630.9 million in 2006 and to RMB2,395.1 million (US$328.3 million) in 2007. Our net income increased from RMB14.4 million in 2005 to RMB105.9 million in 2006 and to RMB148.0 million (US$20.3 million) in 2007.

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

Availability and Price of Silicon and Silicon Wafers

Silicon wafers are the most important raw materials for manufacturing PV products, and substantially all of our raw material costs are attributable to silicon wafers. There is currently an industry-wide shortage of silicon and silicon wafers due to increased demand as a result of recent expansions and large demand in the solar energy and semiconductor industries, which has resulted in significant price increases for, and a shortage of, silicon and silicon wafers in 2005, 2006 and 2007. As the PV industry continues to grow, we believe the average prices of silicon and silicon wafers may increase and we expect the shortages of silicon and silicon wafers will continue. Moreover, as building silicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of two to three years to construct a manufacturing line and ramp up production, silicon suppliers are generally willing to expand their capacity only if they are certain of sufficient customer demand. As a result, silicon and silicon wafer suppliers are increasingly requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitments for PV product manufacturers such as us.

We do not currently produce silicon or silicon wafers ourselves but source them from other companies. We recently acquired a controlling stake in silicon ingot manufacturing company, which we believe could produce 50 to 60 MW of ingots in 2008. We currently have 40  monocrystalline ingot production furnaces, with up to 37.5 MW of annual manufacturing capacity. To maintain competitive manufacturing operations, we depend on our suppliers’ timely delivery of quality silicon wafers in sufficient quantities and at acceptable prices. Our silicon wafer suppliers, in turn, depend on silicon manufacturers to supply silicon required for the production of silicon wafers. The significant growth of the PV industry has resulted in a significant increase in demand for silicon and silicon wafers. In addition, some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the PV industry.

As we expect the shortage of silicon and silicon wafers to continue in 2008 and 2009, we entered into various short-term and long-term supply agreements in 2006 and 2007 with our major silicon and silicon wafer suppliers to secure adequate and timely supply of silicon wafers. In particular, we have entered into agreements for the provision of silicon materials to meet a significant portion of our planned silicon supply requirements in 2008, including through:

•	a supply agreement entered into in July 2007 with a non-PRC supplier which has agreed to deliver to us 178 MW of ingots and wafers during the period from July 2007 to June 2014;

•	a supply agreement entered into with LDK, a wafer manufacturer located in Jiangxi Province, China, under which LDK will provide 37 MW of silicon wafers from July 2007 to June 2008. Furthermore, in October 2007, we entered into a supply agreement with LDK under which LDK has agreed to deliver to us multicrystalline silicon wafers with a value of approximately RMB2 billion during the period from early 2008 to 2010; and

•	a supply agreement with Hoku, under which Hoku agreed to deliver to us polysilicon with a value of approximately US$384 million beginning no later than 2009 and continuing over an ten-year period.

In addition, we entered into a supply agreement in June 2006 with E-mei, which became effective in October 2006, under which we agreed to make prepayments totaling RMB220 million to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility, the construction of which is expected to be completed by July 2008, with an expected annual production capacity of 500 tons of silicon products. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Power Hong Kong Ltd. in January 2008. In addition, we signed a new contract with EDF Energies Nouvelles which includes a firm order for 17 MW of monocrystalline modules and an option for the sale of an additional 5 MW. This order was jointly placed with Photon Power Technologies, EDF Energies Nouvelles’ solar energy partner in France.

We cannot assure you that we will be able to secure sufficient quantities of silicon and silicon wafers to meet our planned increase in manufacturing capacity. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — We are currently experiencing an industry-wide shortage of silicon and silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.” If the market price of silicon and silicon wafers increases, our suppliers may seek to renegotiate the terms of these supply contracts and may request for price increases on us. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may impact our cost of revenue, gross margins and profitability in the future. We have been successful in absorbing such increases in silicon wafer costs by improving our process technologies, increasing our manufacturing efficiencies or passing such cost increases to our customers. However, we cannot assure you that we will be able to absorb future silicon and silicon wafer price increases and continue to increase our gross margin and profitability.

In addition, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers have failed to fully perform their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts. Furthermore, we were able to enter into agreements with other suppliers to replace the majority of the remaining supply shortfall at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.”

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

Following several years of increases, PV product prices have been declining gradually in the past twelve months as a result of decreases in subsidies or feed-in tariffs in major PV module end-markets such as Germany as well as increased production output around the world. The average selling price of our PV modules was RMB32.34, RMB31.75 and RMB28.20 per watt in 2005, 2006 and 2007, respectively. Fluctuations in the prevailing market prices have historically affected the prices of our products and may continue to have a material effect on the prices of our products in the future.

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

We have expanded rapidly our manufacturing capacity since our establishment in August 2004. We produced 5.6 MW, 26.2 MW (including PV cell processing) and 99.6 MW of our PV products in 2005, 2006 and 2007. We currently operate eight PV cell manufacturing lines with an annualized aggregate capacity of 240 MW. We expect that the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 360 MW by the middle of 2008. We also have 40 monocrystalline ingot production furnaces, with up to 37.5 MW of annual manufacturing capacity.

Process Technologies

Advancements of process technologies have enhanced conversion efficiencies of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.

We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in 2007 and we are now able to process wafers as thin as 200 microns. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.

Industry Demand

Our business and revenue growth depends on PV industry demand. There has been a significant growth of the PV market in the past decade. According to Solarbuzz, the global PV market increased from 345 MW in 2001 to 1,744 MW in 2005 in terms of total annual PV installations. Annual PV installations are expected to increase to 4.2 GW by 2011. In addition, any policy changes by relevant governmental bodies in certain key countries toward the PV industry will also have an impact on PV industry demand and, as a result, our business, financial condition, results of operations and prospects.

Net Revenue

We currently generate a substantial majority of our net revenue from the production and sale of PV modules. We also generate a small portion of our net revenue from the sale of PV cells and raw materials to third parties. In addition, we entered into a PV module processing arrangement to produce PV modules from PV cells provided by this customer, and a portion of our net revenue in 2007 was derived from these services. We also entered into PV cell processing arrangements with certain silicon suppliers to produce PV cells made from silicon provided by these customers, and a portion of our net revenue in 2006 was derived from these services. We record the amount of revenue on PV cell and PV module processing transactions based on the amount received from a customer for PV cells and PV modules sold less the amount paid for the raw materials purchased from the same customer. The revenue recognized is recorded as PV cell or PV module processing revenue and the production costs incurred related to providing the processing services are recorded as PV cell or PV module processing costs within cost of revenue. Furthermore, in the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our sales revenue. In 2007, a portion of our net revenue was derived from sale of certain amount of raw materials to our customers. We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.

The following table sets forth the net revenue from our principal products and services and as a percentage of our net revenue for the periods indicated.

	Year Ended December 31,
	2005		2006		2007
		% of Net		% of Net			% of Net
	Amount	Revenue	Amount	Revenue	Amount		Revenue
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)

Net revenues:
Photovoltaic modules	165,636	99.7%	604,317	95.8%	2,209,514	302,897	92.3%
Raw materials	—	—	—	—	127,726	17,510	5.3%
Photovoltaic cells	542	0.3%	7,182	1.1%	52,019	7,131	2.2%
Photovoltaic modules processing	—	—	—	—	5,876	806	0.2%
Photovoltaic cells processing	—	—	19,408	3.1%	—	—	—

Total	166,178	100.0%	630,907	100.0%	2,395,135	328,344	100.0%

We commenced manufacturing and selling PV modules in January 2005, and had net revenue of RMB165.6 million, RMB604.3 million and RMB2,209.5 million (US$302.9 million), respectively in 2005, 2006 and 2007.

We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells for use in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2005, 2006 and 2007, our net revenue from the sale of PV cells was RMB0.5 million, RMB7.2 million and RMB52.0 million (US$7.1 million), respectively.

In 2006, we provided services to certain of our silicon suppliers to process their silicon wafers into PV cells. We recorded, as our net revenue from such services, the gross revenue from sales of PV cells less the purchase cost of the silicon wafers. We recorded RMB19.4 million as our net revenue from these services in this period. We provided these services only on a selective basis to maintain relationships with certain of our silicon suppliers and did not provide these services in 2007.

We currently depend on a limited number of customers for a high percentage of our net revenue. In 2005, 2006 and 2007, customers accounting for more than 10% of our net sales accounted for an aggregate of 50.8%, 71.2% and 12.6%, respectively, of our net revenue. From a geographic standpoint, Europe, particularly Germany, has been our largest market. In 2005, 2006 and 2007, our sales to European customers accounted for 79.8%, 94.3% and 88.6%, respectively, of our net revenue, with German customers accounting for 76.2%, 31.4% and 49.9%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing European PV markets, such as Spain, Italy, Norway and Netherlands.

Sales to our customers are typically made through non-exclusive, short-term arrangements. We require payment of deposits of a certain percentage of the contract price from our customers which we record under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenue. As of December 31, 2005, 2006 and 2007, we had received deposits of RMB55.3 million, RMB0.02 million and RMB27.6 million (US$3.8 million), respectively.

Costs of Revenue and Operating Expenses

Cost of Revenue

The following table sets forth our cost of revenue and operating expenses and these amounts as percentages of our net revenue for the periods indicated.

	Year Ended December 31,
	2005		2006			2007
		% of Net			% of Net			% of Net
	Amount	Revenue	Amount		Revenue	Amount		Revenue
	(RMB)		(RMB)			(RMB)	(US$)
	(In thousands, except percentages)

Cost of revenues	(139,903)	84.2%	(446,530)		70.8%	(1,997,355)	(273,813)	83.4%

Operating expenses:
Selling expenses	(5,258)	3.2%	(11,883)		1.9%	(62,777)	(8,606)	2.6%
General and administrative expenses	(4,112)	2.5%	(52,214	)(1)	8.3%	(113,756)	(15,595)	4.7%
Research and development expenses	(750)	0.4%	(6,523)		1.0%	(27,440)	(3,761)	1.1%

Total	(10,120)	6.1%	(70,620)		11.2%	(203,973)	(27,962)	8.5%

Notes:

(1)	In 2006, we recorded a share compensation charge of RMB10.3 million, which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman, at less than fair market value by other shareholders of our company, a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million which related to stock options granted on November 30, 2006 under our company’s employee stock option plan.

Our cost of revenue includes the cost of raw materials used for our PV module and PV cell production and PV cell and PV modules processing, such as silicon wafers, and other direct raw materials and components, including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. The costs relating to providing the PV cell and PV modules processing services were recorded as service processing costs within cost of revenue. We expect the cost of silicon wafers, our primary raw material for the manufacturing of PV products, will continue to constitute a substantial portion of our cost of revenue in the near future.

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

We expect cost of revenue to increase as we increase our capacity and production volume. Potential increases in our suppliers’ cost of silicon wafers as well as the potential increase in shipping costs for our PV products may also contribute to higher cost of revenue.

Silicon wafers are the most important raw materials for our products. We record the purchase price of silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to cost of revenue after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2005, 2006 and 2007, our inventory of raw materials totaled RMB65.0 million, RMB295.1 million and RMB299.1 million (US$41.0 million), respectively, of which

RMB58.2 million, RMB278.2 million and RMB197.8 million (US$27.1 million), respectively, represent silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements, we may not be able to recover such prepayments and would suffer losses, which may have a significant impact on our financial condition and results of operations.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future. In 2005, 2006 and 2007, our selling expenses were RMB5.3 million, RMB11.9 million and RMB62.8 million (US$8.6 million), respectively.

We provide a two to five years limited warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. As a result, we bear the risk of extensive warranty claims for a long period after we have sold our products and recognized net revenue. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005, 2006 and 2007, our accrued warranty costs totaled RMB1.5 million, RMB7.6 million and RMB21.0 million (US$2.9 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In 2005, 2006 and 2007, we provided RMB1.6 million, RMB6.0 million and RMB23.1 million (US$3.2 million), respectively, in warranty costs.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including, among others, consumables, traveling expenses, insurance and share compensation expenses. In 2005, 2006 and 2007, our general and administrative expenses were RMB4.1 million, RMB52.2 million and RMB113.8 million (US$15.6 million), respectively. The significant increase in these expenses in 2006 was mainly due to a RMB12.1 million share compensation charge as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million which related to stock options granted on November 30, 2006 under our employee stock option plan. An additional RMB10.3 million in share compensation expenses was recorded relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman, at less than fair market value by other shareholders of our company. See “— Share Compensation Expenses.” The increase in these expenses in 2007 was mainly due to expansion of our scale in 2007, the increase of salaries and benefits of our administrative staff and the increase in the expenses on professional fee in connection with listed company compliance matters.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purpose, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. In 2005, 2006 and 2007, our research and development expenses were RMB0.7 million, RMB6.5 million and RMB27.4 million (US$3.8 million), respectively.

Share Compensation Expenses

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine.

We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2007, options to purchase 8,012,998 ordinary shares have been granted under this plan.

In 2005, we recorded RMB0.5 million as share compensation expenses relating to shares subscribed for by Linyang Electronics in connection with a rights offering. In 2006, we recorded share compensation expenses of RMB10.3 million, which was reflected entirely in our general and administrative expenses for that period, relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman, at less than fair market value by other shareholders of our company, a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million which related to stock options granted on November 30, 2006 under our 2006 share option plan. In 2007, we recorded RMB29.6 million (US$4.1 million) as share compensation expenses.

Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33%, consisting of 30% state enterprise income tax and 3% local enterprise income tax. The FIE Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitled to reduced enterprise income tax rates, namely, in coastal open economic areas, the tax rate applicable to production-oriented foreign- invested enterprises was 24%; in special economic zones, the rate was 15%. Linyang China is a foreign-invested production-oriented enterprise established in Qidong, Nantong City, a coastal open economic area. In addition, according to the FIE Tax Law, local governments at the provincial level were authorized to waive or reduce the 3% local income tax on foreign-invested enterprises that operate in an encouraged industry.

On March 16, 2007, the National People’s Congress of the PRC passed the EIT Law, which took effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. The unified income tax rate of 25% will be applied to Linyang China after the expiration of the above-mentioned period of preferential tax treatment. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. In December 6, 2007, China issued implementation regulations regarding the new EIT Law. Further details regarding implementation of the new EIT law are expected to be promulgated by the PRC government in the form of additional implementation regulations and the timing of the issuance of such additional implementation regulations is currently unclear.

In accordance with the FIE Tax Law, the EIT Law and other relevant tax regulations, Linyang China was exempted from state and local enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007, would be taxed at a reduced rate of 12.5% in 2008 and 2009, and at a rate of 25% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China is entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar and Shanghai Linyang, are subject to an enterprise income tax rate of 25% from year 2008 onwards.

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

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell an insignificant amount of PV cells and raw materials. We record revenue related to the sale of PV modules, PV cells or raw materials when the criteria of SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, our sales arrangements are evidenced by either frame sales agreements and/or by individual sales agreements for each transaction. The shipping terms of our sales arrangements are generally “free-on-board” shipping point, whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to our customers. The product sales price agreed to at the order initiation date is final and not subject to adjustment. We do not accept sales returns and do not provide customers with price protection. Generally, our customers pay all or a substantial portion of the product sales price prior to shipment. We assess customer’s creditworthiness before accepting sales orders. Historically, we have not experienced any significant credit losses related to sales. Based on the above, we record revenue related to product sales upon transfer of title, which in almost all cases occurs upon delivery of the product to the shipper.

In the event we pay the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. We record the shipping costs incurred in our cost of revenue.

We periodically enter into two types of processing service arrangements: a) processes raw materials into PV cells and b) process PV cells into PV modules. For these service arrangements, we “purchases” raw material (PV cells) from a customer and contemporaneously agree to “sell” a specified quantity of PV cells (PV modules) back to the same customer. The quantity of PV cells (PV modules) sold back to the customers under these processing arrangements is consistent with the amount of raw materials (PV cells) purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, we record the amount of revenue on these processing transactions based on the amount received for PV cells (PV modules) sold less the amount paid for the raw materials (PV cells) purchased from the customer. The revenue recognized is recorded as PV cells (PV module) processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells (PV module) processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy relating to revenue recognition.

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

Repair and maintenance costs are charged as expenses when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statement of income.

Costs incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion of the new facilities, the depreciation of which commences immediately.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized as of December 31, 2006 and 2007 amounted to approximately RMB0.4 million and RMB6.9 million (US$0.9 million), respectively.

Warranty Costs

Our standard warranty on PV modules sold to customers provides for a two to five years limited warranty against technical defects, a 10-year limited warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year limited warranty against a decline from initial power generation capacity of more than 20%. We consider various factors in determining the likelihood of product defects, including our quality controls, technical analyses, industry information on comparable companies and our own experience. Based on those considerations and our ability and intention to provide refunds for defective products, we have accrued for warranty costs for the 2 to 5-year limited warranty against technical defects based on 1% of revenue derived from the sales of our PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year limited warranties because we have determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and the quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on our actual experience. Based on our review of the historical warranty accrual, we have reversed approximately RMB Nil, RMB1.5 million (US$0.2 million) relating to expired warranty accrual in 2007. Apart from our standard warranty, we do not provide any other warranty coverage.

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

Financial Instruments — Embedded Foreign Currency Derivative

Certain of our sales contracts are denominated in a currency which is neither the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, such contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with Statement of Financial Accounting Standards, or SFAS, No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of income and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities with the changes in their fair value recorded as a separate line item in the statements of income.

In 2006, a loss of RMB0.2 million relating to the embedded foreign currency derivatives was recorded to the statements of income. For all the other periods presented, there were not any significant embedded foreign currency derivatives due to the limited number of such contracts and the short duration to settle such contracts.

Share Based Compensation

We account for the share options granted under our 2006 share option plan and our 2007 equity incentive plan in accordance with SFAS No. 123(R) “Share-Based Compensation” and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” In accordance with SFAS No. 123(R), all grants of share options are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.

With the assistance of an independent third party valuation performed by Censere Holdings Limited, we have applied the Black-Scholes Option valuation model in determining the fair value of the options granted. Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of the award at the time of grant. We do not have historical exercise patterns as reference, expected life is computed based on our estimation, which we believes are representative of future behavior. Expected dividend yield is determined based on our historical dividend payout rate. We estimate expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

Accounting for Uncertain Income Tax Positions

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes,” or FIN 48, which became effective on January 1, 2007 for our company. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of the benefit that is more likely than not to be realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustment to the opening balance of our retained earnings as of January 1, 2007, nor did it have any impact on our financial statements for the year ended December 31, 2007.

Our accounting policy for interest and/or penalties related to underpayments of income taxes is to include interest in interest expense and penalties in other operating expenses. No such amounts have been incurred or accrued by us through December 31, 2007.

Based on existing PRC tax regulations, the tax returns of Solarfun China, Shanghai Linyang, Sichuan Jiayang and Linyang Research Center for the years ended December 31, 2004, 2005, 2006 and 2007 remain subject to examination by the tax authorities.

Advance to Suppliers

Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of supplier advances. However, as there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have been delaying delivery or failed to deliver raw materials to the Group under these supply contracts. Consequently, in November 2006, the Group canceled one of its raw materials purchase contract with its raw materials supplier amounting to approximately RMB1,297 million. Upon termination of the contract, outstanding advances to this supplier amounted to RMB31.6 million of which RMB10 million was refunded in November 2006. The remaining advances to this supplier have been transferred to newly renegotiated contracts. Furthermore, in September 2007, the Group canceled another one of its raw materials purchase contracts with its raw materials supplier amounting to approximately RMB198 million (US$27.1 million). Upon termination of the contract, outstanding advances to this supplier amounting to RMB39.9 million (US$5.5 million) have been transferred to newly renegotiated contracts.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset groups for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result form the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

Consolidated Results of Operations

The following table sets forth our summary consolidated statement of income for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	(In RMB	% of Net	(In RMB	% of Net	(In RMB	(In US$	% of Net
	Thousands)	Revenue	Thousands)	Revenue	Thousands)	Thousands)	Revenue

Consolidated Statement of Income Data
Net revenues
Photovoltaic modules	165,636	99.7%	604,317	95.8%	2,209,514	302,897	92.3%
Raw materials	—	—	—	—	127,726	17,510	5.3%
Photovoltaic cells	542	0.3%	7,182	1.1%	52,019	7,131	2.2%
Photovoltaic modules processing	—	—	—	—	5,876	806	0.2%

Photovoltaic cells processing	—	—	19,408	3.1%	—	—	—
Total net revenues	166,178	100.0%	630,907	100.0%	2,395,135	328,344	100.0%
Cost of revenues
Photovoltaic modules	(139,481)	(83.9)%	(434,493)	(68.9)%	(1,835,886)	(251,677)	(76.7)%
Raw materials	—	—	—	—	(110,123)	(15,097)	(4.5)%
Photovoltaic cells	(422)	(0.3)%	(5,983)	(0.9)%	(49,332)	(6,763)	(2.1)%
Photovoltaic modules processing	—	—	—	—	(2,014)	(276)	(0.1)%

Photovoltaic cells processing	—	—	(6,054)	(1.0)%	—	—	—
Total cost of revenues	(139,903)	(84.2)%	(446,530)	(70.8)%	(1,997,355)	(273,813)	(83.4)%
Gross profit	26,275	15.8%	184,377	29.2%	397,780	54,531	16.6%
Operating expenses
Selling expenses	(5,258)	(3.2)%	(11,883)	(1.9)%	(62,777)	(8,606)	(2.6)%
General and administrative expenses	(4,112)	(2.5)%	(52,214)	(8.3)%	(113,756)	(15,595)	(4.8)%
Research and development expenses	(750)	(0.5)%	(6,523)	(1.0)%	(27,440)	(3,761)	(1.1)%

Total operating expenses	(10,120)	(6.1)%	(70,620)	(11.2)%	(203,973)	(27,962)	(8.5)%
Operating profit	16,155	9.7%	113,757	18.0%	193,807	26,569	8.1%
Interest expenses	(123)	(0.1)%	(8,402)	(1.3)%	(25,978)	(3,561)	(1.1)%
Interest income	95	0.1%	1,326	0.2%	16,244	2,227	0.7%
Exchange losses	(1,768)	(1.1)%	(4,346)	(0.7)%	(25,628)	(3,513)	(1.1)%
Other income	215	0.1%	902	0.1%	1,507	206	0.1%
Other expenses	(260)	(0.1)%	(836)	(0.1)%	(9,670)	(1,326)	(0.4)%
Changes in fair value of embedded foreign currency derivative	—	—	(163)	—	—	—	—
Government grant	—	—	852	0.1%	2,089	286	0.1%

Income before income taxes and minority interest	14,314	8.6%	103,090	16.3%	152,371	20,888	6.4%
Income tax benefit (expense)	96	0.1%	3,132	0.5%	(7,458)	(1,022)	(0.3)%
Minority interests	—	—	(301)	—	3,124	428	0.1%

Net income	14,410	8.7%	105,921	16.8%	148,037	20,294	6.2%
Dividend on Series A redeemable convertible preferred shares	—	—	(7,226)	(1.1)%	—	—	—

Net income attributable to ordinary shareholders	14,410	8.7%	98,695	15.7%	148,037	20,294	6.2%

2007 Compared to 2006

Net Revenues

Our total net revenues increased significantly by 279.6% to RMB2,395.1 million (US$328.3 million) in 2007 from RMB630.9 million in 2006. The increase was due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products, and was partially offset by a decline in the average selling price of our products. Our net revenue derived from our PV module business increased significantly by 265.6% to RMB2,209.5 million (US$302.9 million) in 2007 from RMB604.3 million in 2006. Our PV module sales volume increased significantly by 312.6% to 78.4 MW in 2007 from 19.0 MW in 2006. Consistent with the general trend in our industry, the average selling price of our PV modules decreased to RMB28.20 per watt in 2007 from RMB31.75 per watt in 2006, which we believe was attributable to an increased supply of PV modules and the continued reduction of feed-in tariffs in our targeted markets. Based on the selling prices of our PV modules to be sold under our sales contracts recently entered into, we do not anticipate the average selling price of our PV modules to continue to decline in the near term. In 2007, we derived 92.3% of our total net revenue from the sale of PV modules, compared to 95.8% in 2006. We also began selling raw materials to our customers and generated revenue of RMB127.7 million (US$17.5 million) from such transactions in 2007. In 2007, we generated revenue of RMB5.9 million (US$0.8 million) from providing PV module processing services to convert PV cells into PV modules on behalf of a third party.

Cost of Revenues and Gross Profit

Our cost of revenues increased significantly by 347.3% to RMB1,997.4 million (US$273.8 million) in 2007 from RMB446.5 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the sales volume of our PV products and, to a lesser extent, increases of unit costs of silicon wafers. In particular, the costs associated with PV module production increased 322.5% to RMB1,835.9 million (US$251.7 million) in 2007 from RMB434.5 million in 2006, due to a significant increase in raw material costs as the sales volume of our PV modules increased significantly in 2007. In 2007, we also had cost of revenue relating to the sale of raw material and PV module processing services of RMB110.1 million (US$15.1 million) and RMB2.0 million (US$0.3 million), respectively. Cost of revenues as a percentage of our total net revenues increased to 83.4% in 2007 from 70.8% in 2006, due primarily to the increase in our average cost of silicon wafers in 2007 over in 2006, as a result of the rising market price of silicon wafers.

As a result of the foregoing, our gross profit increased by 115.8% to RMB397.8 million (US$54.5 million) in 2007 from RMB184.3 million in 2006. Our gross margin decreased to 16.6% in 2007 from 29.2% in 2006 primarily due to the decline in average selling prices of our PV modules, an increase in material costs and our decision not to provide any PV cell processing services, which has a higher gross margin than PV cell and PV module production businesses, in 2007.

Operating Expenses and Operating Profit

Our operating expenses increased significantly by 189.0% to RMB204.0 million (US$28.0 million) in 2007 from RMB70.6 million in 2006. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our research and development expenses. Our operating expenses as a percentage of our total net revenues decreased to 8.5% in 2007 from 11.2% in 2006.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits for our sales and marketing personnel. Our selling expenses increased significantly by 427.7% to RMB62.8 million (US$8.6 million) in 2007 from RMB11.9 million in 2006. Selling expenses as a percentage of our total net revenues increased to 2.6% in 2007 from 1.9% in 2006. The increase in our selling expenses was due primarily to the increase in our sales volume and our hiring of sales personnel in a variety of locations.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including, among others, consumables, traveling expenses, insurance and share compensation expenses for our administrative personnel. Our general and administrative expenses increased significantly by 118.0% to RMB113.8 million (US$15.6 million) in 2007 from RMB52.2 million in 2006. General and administrative expenses as a percentage of our total net revenues decreased to 4.8% in 2007 from 8.3% in 2006. The increase in our general and administrative expenses was due primarily to the increase in our headcounts and fees paid to legal and accounting professionals in connection with our obligations as a public company.

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased to RMB27.4 million (US$3.8 million) in 2007 from RMB6.5 million in 2006. Research and development expenses as a percentage of our total net revenues increased to 1.1% in 2007 from 1.0% in 2006. The increase was due primarily to the hiring of additional research and development staff, expenses incurred in connection with testing production of our new PV cell production lines and share-based compensation charges. We expect our research and development expenses to increase in line with the increase in our total net revenues.

As a result of the foregoing, our operating profit increased to RMB193.8 million (US$26.6 million) in 2007 from RMB113.8 million in 2006, while our operating profit margin decreased to 8.1% in 2007 from 18.0% in 2006.

Interest Income (Expenses), Exchange Losses and Other Income (Expenses)

We generated interest income of RMB16.2 million (US$2.2 million) and at the same time incurred interest expenses of RMB26.0 million (US$3.6 million) in 2007, compared to interest income of RMB1.3 million and interest expenses of RMB8.4 million in 2006. Our interest income in 2007 was primarily the interest generated on the proceeds from our initial public offering in December 2006. Our interest expenses in 2007 mainly consist of interest paid on our commercial loans. We incurred exchange losses of RMB25.6 million (US$3.5 million) in 2007, compared to exchange losses of RMB4.3 million in 2006, primarily due to the appreciation of the Renminbi against the U.S. dollar.

Income Tax Benefit (Expenses)

We incurred income tax expenses of RMB7.5 million (US$1.0 million) in 2007 while our income tax benefit was RMB3.1 million in 2006, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006 and 2005. Linyang China was taxed at a reduced rate of 12% in 2007 and will be taxed at a reduced rate of 12.5% in 2008 and 2009 and at a rate of 25% from 2010 onward.

Net Income

As a result of the cumulative effect of the above factors, our net income increased by 39.8% to RMB148.0 million (US$20.3 million) in 2007 from RMB105.9 million in 2006, while our net profit margin decreased to 6.2% in 2007 from 16.8% in 2006.

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

Net Revenue

Our net revenue was RMB630.9 million in 2006, increased by RMB464.7 million from RMB166.2 million in 2005, primarily due to increased sales volumes and selling prices of our PV cells and PV modules. The net revenue we generated from our PV cell business increased from RMB0.5 million in 2005 to RMB7.2 million in 2006. Our net revenue derived from PV module business increased from RMB165.6 million in 2005 to RMB604.3 million in 2006. Our sales volumes of PV modules increased from 5.2 MW in 2005 to 19.0 MW in 2006 and sales volumes of PV cells increased from 0.02 MW in 2005 to 0.3 MW in 2006. The average selling prices of our PV modules increased from RMB28.20 per watt in 2005 to RMB31.75 per watt in 2006 and the average selling prices of our PV cells increased from RMB25.80 per watt in 2005 to RMB27.03 per watt in 2006. We also began providing PV cell processing services from January 2006 and generated revenue of RMB19.4 million from PV cell processing in 2006, based on 3.3 MW of PV cells we processed and provided to our customers in this period.

Cost of Revenue and Gross Profit

Our cost of revenue was RMB446.5 million in 2006, increased by RMB306.6 million from RMB139.9 million in 2005. The costs associated with PV cell and PV module production were RMB6.0 million and RMB434.5 million, respectively, accounting for 1.3% and 97.3% of our total cost of revenue, respectively, in 2006. The costs associated with PV cell and PV module production were RMB0.4 million and RMB139.5 million, respectively, accounting for 0.3% and 99.7% of our total cost of revenue, respectively, in 2005. We also had cost of revenue relating to PV cell processing of RMB6.1 million in 2006. Cost of revenue as a percentage of our net revenue was 70.8% and 84.2%, respectively, in 2006 and 2005. As a result of the foregoing, our gross profit was RMB184.4 million for the year 2006, compared to RMB26.3 million in 2005. Our gross profit margin in 2006 was 29.2%, compared to 15.8% in 2005.

Operating Expenses and Operating Profit

Our operating expenses were RMB70.6 million in 2006, compared to RMB10.1 million in 2005. These operating expenses consisted mainly of selling expenses, general and administrative expenses and research and development expenses.

We incurred selling expenses of RMB11.9 million in 2006, which represented 1.9% of our net revenue in the same period. These expenses mainly related to warranty expenses and our marketing efforts in our main target markets of Germany, Spain, Italy and China. We incurred selling expenses of RMB5.3 million in 2005, accounting for 3.2% of our net revenue in the same period.

Our general and administrative expenses increased by RMB48.1 million to RMB52.2 million in 2006 from RMB4.1 million in 2005, due primarily to a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB10.3 million related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company, a share compensation charge of RMB2.9 million related to options granted under our 2006 share option plan, and a RMB11.3 million allowance for doubtful debts related to one of our customers in Spain due to trouble in collection. General and administrative expenses also increased due to an increase in the number of our general and administrative personnel, as well as the overall increase in our business activities and the size of our operations. General and administrative expenses as a percentage of our net revenue were 8.3% and 2.5%, respectively, in 2006 and 2005.

In addition, we also incurred research and development expenses of RMB6.5 million in 2006, increased by RMB5.7 million from RMB0.8 million in 2005, primarily due to an increase in the number of research and development personnel as well as increased level of research and development activities. Research and development expenses as a percentage of our net revenue were 1.0% and 0.5%, respectively, in 2006 and 2005.

As a result of the foregoing, our operating profit in 2006 was RMB113.8 million, representing an increase of RMB97.6 million from RMB16.2 million in 2005. Our operating margin in 2006 was 18.0% compared to 9.7% in 2005. This measure includes a share compensation charge of RMB10.3 million related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited in 2006.

Interest Income (Expenses), Exchange Losses and Other Income (Expenses)

Our interest expenses were RMB8.4 million in 2006 and RMB0.1 million in 2005, mainly consisting of interest expenses on our commercial loans. We incurred exchange losses in the amount of RMB4.3 million in 2006 and RMB1.8 million in 2005, mainly due to foreign currency exchange losses resulting from the appreciated exchange rate of the Renminbi against the U.S. dollar. We had other income of RMB0.9 million in 2006, compared to RMB0.2 million in 2005.

Income Tax Benefit

Our tax expenses were nil in 2006 and 2005, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006 and 2005. We recorded RMB3.1 million income tax benefit as a result of recognizing deferred tax assets related to warranty provision in 2006, compared to RMB0.1 million in 2005.

Net Income

We had net income of RMB105.9 million in 2006 and RMB14.4 million in 2005. Our net income margin was 16.8% in 2006 and 8.7% in 2005. This measure includes a share compensation charge of RMB10.3 million related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited.

B.	Liquidity and Capital Resources

We are a holding company, and conduct substantially all of our business through Linyang China, our PRC operating subsidiary. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2007, a total of RMB1,786.0 million (US$244.8 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Liquidity

We have issued US$172.5 million aggregate principle amount of convertible senior notes in January 2008 to finance our activities in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net cash used in operating activities	(76,582)	(523,061)	(1,019,148)	(139,713)
Net cash used in investing activities	(37,464)	(190,047)	(538,465)	(73,817)
Net cash generated from financing activities	117,575	1,843,846	708,224	97,089
Net increase (decrease) in cash and cash equivalents	3,529	1,130,738	(864,864)	(118,562)

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

Our net cash used in operating activities was RMB1,019.1 million (US$139.7 million) in 2007, which was derived from a net income of RMB148.0 million (US$20.3 million) adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in share compensation expenses of RMB29.6 million (US$4.1 million), depreciation expenses of RMB27.7 million (US$3.8 million), warranty provision of RMB23.1 million (US$3.2 million), and allowance on doubtful accounts of RMB2.1 million (US$0.3 million), and a decrease in write-off of doubtful accounts of RMB10.8 million (US$1.5 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB1,249.9 million (US$171.3 million), were primarily comprised of:

•	an increase of RMB398.2 million (US$54.6 million) in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB359.3 million (US$49.3 million) in inventories principally as a result of increased purchases of silicon and silicon wafers;

•	an increase of RMB279.8 million (US$38.4 million) in accounts receivable, primarily due to increased sales on credit in 2007; and

•	an increase of RMB170.0 million (US$23.3 million) in prepaid rental expenses associated with the supply agreement we entered into with E-mei in June 2006, under which we agreed to make prepayments of RMB220.0 million (US$30.2 million) to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility.

Our net cash used in operating activities was RMB523.1 million in 2006, which was derived from a net income of RMB105.9 million adjusted by share compensation expenses of RMB25.3 million, allowance on doubtful accounts of RMB11.3 million an increase in depreciation expense of RMB6.6 million, warranty provision of RMB6.0 million, and deferred tax benefits of RMB3.3 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB675.4 million, were primarily comprised of:

•	an increase of RMB295.7 million in inventories principally as a result of increased purchases of silicon and silicon wafers;

•	an increase of RMB176.9 million in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB159.2 million in accounts receivable, primarily due to increased sales on credit in the fourth quarter of 2006; and

•	a decrease of RMB55.3 million in deposits received from customers, primarily due to our provision of more preferential credit terms to our customers.

Our net cash used in operating activities was RMB76.6 million in 2005, consisting primarily of net income of RMB14.4 million, RMB1.5 million warranty provision, adjusted by a RMB0.8 million depreciation of fixed assets, and RMB0.5 million stock compensation expense, and offset by a net increase in operating assets and liabilities of RMB93.8 million, including primarily:

•	an increase of RMB72.3 million in inventories principally as a result of an increase of RMB60.5 million in the purchase of raw materials;

•	an increase of RMB56.5 million in advances to suppliers;

•	an increase of RMB55.3 million in deposits received from customers;

•	an increase of RMB22.2 million in restricted cash relating to customer deposits; and

•	an increase of RMB16.6 million in accounts payable mainly due to raw materials purchases.

These changes in 2005 were all principally due to the increase in our overall business as we ramped up our production and sale of PV modules and PV cells.

Net Cash Used in Investing Activities

Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets and advances made to related parties.

Our net cash used in investing activities was RMB538.5 million (US$73.8 million) in 2007, consisting of RMB495.0 million (US$67.9 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB190.0 million in 2006, consisting of RMB177.9 million of cash used for the acquisition of fixed assets, including primarily our manufacturing machinery and equipment, and RMB13.0 million of cash used for the acquisition of land use rights.

Our net cash used in investing activities was RMB37.5 million in 2005, consisting primarily of cash used for the acquisition of fixed assets of RMB37.5 million.

Net Cash Generated from Financing Activities

Our net cash generated from financing activities primarily consists of capital contributions by equity shareholders, short-term bank borrowings and advances provided by related parties, as offset by payments of short-term bank borrowings and by bank deposits for securing credit facilities granted by commercial banks, which are not available for use for our operations.

Our net cash generated from financing activities was RMB708.2 million (US$97.1 million) in 2007. This was mainly attributable to short-term bank borrowings of RMB1,570.1 million (US$215.2 million), partially offset by our payments of short-term bank borrowings of RMB985.0 million (US$135.0 million).

Our net cash generated from financing activities was RMB1,843.8 million in 2006. This was mainly attributable to the issuance of ordinary shares in the amount of RMB1,060.5 million, the issuance of series A convertible preference shares in the amount of RMB420.0 million and new bank loans of RMB475.7 million.

Our net cash generated from financing activities was RMB117.6 million in 2005, including RMB29.3 million in proceeds received as capital contributions from our shareholders and RMB20.0 million in short-term bank loans, RMB146.4 million in advances and RMB116.1 million in repayment of advances from Linyang Electronics for working capital purposes.

Capital Resources and Capital Expenditures

We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and proceeds from our initial public offering and convertible note offering in January 2008. As of December 31, 2007, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB965.0 million (US$132.3 million). Our short-term bank loans bore average interest rates of 5.86%, 5.96% and 6.39% per annum, respectively, in 2005, 2006 and 2007. These short-term bank loans have terms of six months to one year, and expire at various times throughout the year. Our short-term bank loans were secured by land use rights and substantially all of our short-term bank loans were guaranteed by Linyang Electronics. We plan to repay our short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.

As of December 31, 2007, we had long-term bank loans with an aggregate outstanding balance of RMB15.0 million (US$2.1 million) which will be due by the end of 2008. Our long-term bank loans outstanding as of December 31, 2007 bore an average interest rate of 6.59% per annum and were guaranteed by Linyang Electronics.

As of December 31, 2007, we had cash and cash equivalents in the amount of RMB272.9 million (US$37.4 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Our advances to suppliers increased significantly from RMB238.2 million as of December 31, 2006 to RMB640.1 million (US$87.8 million) as of December 31, 2007 as we made more prepayments to our silicon wafer suppliers in order to satisfy our increased manufacturing capacity. Going forward, we expect advances to suppliers to continue to increase as we further expand our manufacturing capacity. Our fixed assets increased significantly from RMB207.4 million as of December 31, 2006 to RMB702.9 million (US$96.4 million) as of December 31, 2007. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.

Our capital expenditures were RMB37.5 million, RMB190.0 million and RMB538.5 million (US$73.8 million) in 2005, 2006 and 2007, respectively, and all related primarily to the purchase of manufacturing equipment for the production of PV cells and modules. We expect to incur capital expenditures of RMB1,121.6 million for 2008, which will be used primarily to purchase additional manufacturing equipment to meet our manufacturing capacity expansion plans. We plan to fund the balance of our 2008 capital expenditures substantially with proceeds from our convertible note offering in January 2008, additional bank loans and related party loans, and, if any, cash from operations.

Recently Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” or SFAS 157, which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measures. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007 and interim periods within those fiscal years, and should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied. We do not expect that the adoption of SFAS 157 will have a significant effect on its results of operations or financial conditions.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect that the adoption of SFAS 159 will have a significant effect on its results of operations or financial conditions.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations,” or SFAS 141R, which requires the acquiring entity in business combination to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” to be recorded as a component of purchase accounting. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt this standard at the beginning of our fiscal year ending December 31, 2009 for all prospective business acquisitions. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160, which causes noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. We will adopt this standard at the beginning of our fiscal year ending December 31, 2009 for all prospective business acquisitions. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the requirements of SFAS 161 and has not yet determined the impact, if any, on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. We are currently evaluating the requirements of SFAS 162 and has not yet determined the impact, if any, on its consolidated financial statements.

C.	Research and Development

The PV industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. In addition, we intend to develop production technologies for next generation thin film PV cells, which are expected to significantly reduce the consumption of silicon materials and manufacturing costs.

We have been developing advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. Through our continuous efforts, we have been able to increase the average conversion efficiency rate of our monocrystalline PV cells to the range of 16.1% to 16.6% in 2007 and we are now able to process wafers as thin as 200 microns.

Our technology department works closely with our manufacturing department to lower production costs by improving our production efficiency. All of our research and development personnel in our technology department have undergraduate or higher education degrees. In particular, Professor Guangfu Zheng, our senior researcher, who received his doctorate degree from the University of New South Wales in Australia, has been engaged in photovoltaics research since 1976. During his study and research in the University of New South Wales in Australia from 1991 to 1999, Professor Guangfu Zheng made significant advancements in conversion efficiency for thin-film solar cells. Moreover, he currently receives a special subsidy from the PRC government for foreign experts.

In February 2006, we established the Linyang PV Research and Development Center with Shanghai Jiaotong University. This center, which is located at Shanghai Jiaotong University, focuses on improving conversion efficiency rates of PV cells. Under our agreement with Shanghai Jiaotong University, we are jointly entitled to the intellectual property rights relating to the research results of this center. Similarly, we entered into a research and development cooperation agreement with Sun Yat-sen University in Guangzhou, China, in September 2006, under which we will conduct joint research on PV cell process technology. We also entered into a cooperation agreement with an institute under the Chinese Academy of Sciences in February 2007 to jointly develop new PV products.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.

We have issued US$172.5 million aggregate principle amount of convertible senior notes on January 29, 2008. As this note offering is completed in 2008, it is not reflected in our financial statements in 2008.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
		Less Than	1 to 3	3 to 5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands of RMB)

Purchase obligations relating to machinery and equipment	637,638	637,638	—	—	—
Purchase of land use right	26,772	26,772	—	—	—
Purchase obligations relating to raw materials	8,805,130	2,545,547	2,584,266	1,749,715	1,925,602
Operating lease obligations	37,887	31,492	4,344	2,051	—
Total	9,452,350	3,186,372	2,588,610	1,751,766	1,925,602

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of May 31, 2008.

Name	Age	Position/Title

Yonghua Lu	44	Chairman
Henricus Johannes Petrus Hoskens	44	Chief Executive Officer
Hanfei Wang	43	Director and Chief Operating Officer
Sven Michael Hansen	43	Director
Terry McCarthy	64	Independent Director
Ernst A. Bütler	64	Independent Director
Thomas J. Toy	53	Independent Director
Yinzhang Gu	69	Independent Director
Philip Comberg	40	Independent Director
Johan van Splunter	63	Independent Director
Amy Jing Liu	36	Chief Financial Officer
Jianping Zhang	42	Vice President
Paul W. Combs	56	Vice President
Yuting Wang	67	Chief Engineer

Directors

Mr. Yonghua Lu is our founder and chairman of our board of directors. He also serves as a member of our corporate governance and nominating committee. Mr. Lu has been chairman of Linyang Electronics since 1997 and was general manager of that company from 1997 to August 2006. Linyang Electronics had been the parent company of Linyang China until June 2, 2006. Mr. Lu was general manager of Qidong Changtong Computer Group Company, and deputy manager of Qidong Computer Factory, from 1988 to 1996. From 1983 to 1988, he was deputy manager of the Lining Cloth Factory of Qidong “Wu Qi” Farm and manager of the Cashmere Factory of Qidong “Wu Qi” Farm. Mr. Lu has over 20 years of experience in enterprise management. He has received many awards and honors for his entrepreneurship, including being named one of Jiangsu Province’s Top Ten Outstanding Young Entrepreneurs and Fifth-term National Township Entrepreneur. Mr. Lu has attended a 15-month training course for Applied Social Studies at Soochow University Graduate School of Humanities, and a 20-month executive MBA course at Renmin University in China.

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

Dr. Sven Michael Hansen has served as our director since June 2006. Dr. Hansen currently serves as the chief investment officer of Good Energies AG. He also serves as the chairman of Sunfilm AG (Germany), and a director of the following companies which are active or which intend to be active in the solar PV sphere: Norsun AS (Norway) and InErgies Capital Inc., a Swiss company that advises on energy sector investments. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. From 2001 to 2003, he was a managing partner of Black Emerald Group in Switzerland. Dr. Hansen served as group finance director and also a member of the executive board of Intels Group from 1999 to 2001. From 1996 to 1999, he worked as an executive director of UBS. Dr. Hansen received his bachelor’s degree from the University of Basle, and MBA and Ph.D. degrees from the University of St. Gallen.

Mr. Terry McCarthy has served as our independent director since November 2006. He also serves as the chairman of our audit committee. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, an MBA from the University of Southern California and a master’s degree in Taxation from Golden Gate University. He is also a director of Hisoft Technology International Limited and Agria Corp (NYSE: GRO).

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee and corporate governance and nominating committee. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zürich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zürich, chairman of the board of Alegra Capital Ltd., Zürich, board member of PHI Investment, Zürich, chairman of the board of AA-Partners, Zürich, member of the supervisory board of Sunfilm Power Ltd., Germany, member of the advisory board of Frey Capital, Zürich, and advisor to the executive board of Partners Group in Zug, Switzerland, the largest independent Asset Manager of Alternative Investments in Europe. From 1999 to 2005, he was a partner of Partners Group in Zug, responsible for markets in Switzerland, Italy and France. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being managing director and co-head of the Corporate and Investment Banking Division in Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, The European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our corporate governance and nominating committee and as a member of our audit committee and compensation committee. His other current positions include director and chairman of the board, compensation committee chairperson and audit committee member of UTStarcom Inc. (Nasdaq: UTSI), director, corporate governance committee chairperson and audit committee member of White Electronic Designs Corp. (Nasdaq: WEDC) and director of several privately held companies. Mr. Toy has also been co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and he is a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon. From 1987 to 1999, he was partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and

Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

Mr. Yinzhang Gu has served as our independent director since June 2007. He also serves as a member of our compensation committee. From 1962 to 1998, Mr. Gu worked for Eastern China Electricity Administration, a government agency overseeing power supply in eastern China, in various roles, including as deputy director and director. Mr. Gu retired from Shanghai Electricity Administration in 1998. Mr. Gu graduated from Zhejiang University in 1962.

Dr. Philip Comberg has served as our independent director since December 2007. Dr. Philip Comberg is a founding partner of Alcosa Capital GmbH & Co KG, a Frankfurt based investment firm which focuses on control investments in stressed and distressed companies. Since the foundation of Alcosa Capital at the end of 2003, Philip has served as a board member at various of the acquired companies, most recently at SecurLog GmbH. Previously, he worked as an investment banker with the financial institutions group of Deutsche Bank Global Corporate Finance in Frankfurt. Prior to his investment banking career, Philip worked as an M&A lawyer with Freshfields Bruckhaus Deringer and Clifford Chance in their offices in Düsseldorf, Hong Kong and Shanghai. Philip holds a law degree of the University of Heidelberg and a Chinese Language Degree of Sun Yat-sen University, Guangdong Province, PRC. He also holds a Master of Law (LL.M.) from New York University School of Law and a Doctor of Law (PhD) from the University of Düsseldorf.

Mr. Johan van Splunter has served as our independent director since February 15, 2008. Before his retirement from Royal Philips Electronics in 2006, Mr. van Splunter was president and CEO of Philips Domestic Appliances and Personal Care and a member of its group management committee from May 2003. Mr. van Splunter was a member of the board of management of the Grundig AG, chairman and CEO of Philips Southern Africa, and president and CEO of Philips Asia Pacific. Mr. van Splunter was also a member of the board of the Economic Review Committee and chairman of the Committee for Manufacturing, both of which were led by the Singapore government. He studied Business Economics at the University of Amsterdam.

Executive Officers

Mr. Henricus Johannes Petrus Hoskens is our chief executive officer. Mr. Hoskens joins Solarfun from TPO Displays Corporation, Chunan Taiwan, where he recently served as Deputy CEO. Mr. Hoskens began his career with Royal Philips in 1988 following the receipt of his master’s degree in Industrial Engineering & Management Science from Eindhoven University of Technology. In 1997, Mr. Hoskens moved to the Royal Philips’ Mobile Display Systems (MDS) division in Hong Kong, serving as its CEO beginning in September 2003. Mr. Hoskens led MDS into a merger with Toppoly from Taiwan, creating TPO Displays Corporation. In the integration process after the merger, he served in Taiwan as Deputy CEO.

Ms. Amy Jing Liu is our chief financial officer. Prior to joining our company in October 2007, Ms. Liu was vice president and director of finance of Thermo Fisher Scientific Inc. from 2004 to 2007, where she was in charge of mainland China and Hong Kong regions. From 1997 to 2003, she was a finance manager in several different business units of DuPont, including Herberts, the coatings subsidiary of Hoechst, which was acquired by DuPont in 1998. From 1996 to 1997, Ms. Liu served as a finance supervisor at Swire CocaCola Dongguan. She was a senior accountant at China Construction Bank (Dongguan Branch) between 1994 and 1996. Ms. Liu received her bachelor’s degree in economics from Beijing Nuclear Industrial Administration University and an MBA from Columbia Southern University in the United States.

Mr. Jianping Zhang is vice president of our company. Prior to joining our company in 2006, Mr. Zhang had served as a director and general manager in Topsun Technologies Qidong Gaitianli Pharmaceutical Co., Ltd. since 2000. During the same period, he was also president of the Chamber of Commerce of Qidong Food and Medicine Industry. Mr. Zhang was a director and deputy general manager of Qidong Gaitianli Pharmaceutical Co., Ltd. from 1998 to 2000. Mr. Zhang received his bachelor’s degree from Nanjing Agricultural University. He has also attended an executive MBA course at Northwest University in China.

Mr. Paul W. Combs is our vice president of strategic planning. Prior to joining our company in August 2007, Mr. Combs was chief investment officer of Think Equity Partners from 2004 to 2006. Mr. Combs was vice president of Stephens Inc. between 1996 and 2004. Mr. Combs served as vice president of Dain Bosworth, Inc. from 1991 to 1996. From 1989 to 1991, he was vice president of William K. Woodruff, Inc. Mr. Combs was vice president of William Blair & Co. between 1985 and 1989. Mr. Combs also worked at Morgan Stanley & Co. from 1980 to 1985. Mr. Combs received a bachelor’s degree of science from Purdue University and an MBA from Indiana University.

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

B.	Compensation of Directors and Executive Officers

Compensation

In 2005, 2006 and 2007, we paid aggregate cash compensation of RMB0.8 million, RMB3.4 million and RMB8.7 million (US$1.2 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”

The purpose of the 2006 share option plan and 2007 equity incentive plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

2006 Share Option Plan

We adopted our 2006 share option plan in November 2006. Our 2006 share option plan provides for the grant of options to purchase our ordinary shares, subject to vesting.

Administration.  Our 2006 share option plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms. The exercise price may be adjusted in the event of certain share or rights issuances by our company.

Option Exercise.  The options granted will generally be subject to vesting over five years in equal portions, except that the vesting schedule of options granted to certain of our professionals, independent directors and advisors may be less than five years if our compensation committee deems it necessary and appropriate. The options, once vested, are exercisable at any time before November 30, 2016, at which time the options will become null and void. The exercise prices of the options are determined by the compensation committee.

Termination of Awards.  Options granted under our 2006 share option plan have specified terms set forth in a share option agreement. Each employee who has been granted options shall undertake to work for our company for at least five years starting from the grant date, or for such term as is otherwise specified in the individual’s share option agreement. In the event that the employee’s employment with our company terminates without cause prior to the expiration of such term, the employee shall be entitled to exercise the vested options within three months of his or her termination, and the options that have been granted to but not yet vested in him or her will be forfeited to our company. However, if instead the employee’s employment is terminated by our company for cause, all of his or her unexercised options, whether vested or unvested, will be forfeited to our company.

Share Split or Combination.  In the event of a share split or combination of our ordinary shares, the options, whether exercised or not, shall be split or combined at the same ratio.

Amendment and Termination of Plan.  Our compensation committee may at any time amend, suspend or terminate our 2006 share option plan. Amendments to our 2006 share option plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2006 share option plan must not adversely affect awards already granted without written consent of the recipient of such awards.

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of June 2, 2008.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
		(US$/share)

Terry McCarthy	120,000	1.80	November 30, 2006	November 29, 2016
Thomas J. Toy	120,000	1.80	November 30, 2006	November 29, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.80	November 30, 2006	November 29, 2016
Kevin Wei(1)	0	1.80	November 30, 2006	March 31, 2008
Jianping Zhang	300,000	1.80	November 30, 2006	November 29, 2016
Fei Yun(1)	0	1.80	November 30, 2006	—
Ru Cai(1)	0	1.80	November 30, 2006	—
Haiyang Yuan	450,000	2.02	August 16, 2007	November 29, 2016
Paul W. Combs	150,000	2.02	August 16, 2007	November 29, 2016
	100,000	2.58	October 26, 2007	November 29, 2016
	50,000	2.73	November 1, 2007	November 29, 2016
Yinzhang Gu	180,000	1.94	August 16, 2007	November 29, 2016
Amy Jing Liu	500,000	2.58	October 26, 2007	November 29, 2016
	200,000	5.31	December 13, 2007	November 29, 2016
Philip Comberg	300,000	6.016	January 8, 2008	November 29, 2016
Johan van Splunter	300,000	2.040	March 14, 2008	November 29, 2016
Other employees as a group	2,443,235	1.80	November 30, 2006	November 29, 2016
	150,000	2.44	March 19, 2007	November 29, 2016
	528,000	2.87	May 10, 2007	November 29, 2016
	100,000	2.11	June 28, 2007	November 29, 2016
	100,000	2.14	October 10, 2007	November 29, 2016
	300,000	2.15	October 10, 2007	November 29, 2016
	100,000	2.06	October 10, 2007	November 29, 2016
	300,000	2.73	November 1, 2007	November 29, 2016
	260,000	2.21	November 27, 2007	November 29, 2016
	240,000	5.31	December 13, 2007	November 29, 2016
	400,000	6.746	December 27, 2007	November 29, 2016
	300,000	3.55	January 29, 2008	November 29, 2016
	230,000	2.15	March 6, 2008	November 29, 2016

Total	8,401,235

Notes:

(1)	Mr. Kevin C. Wei was our chief financial officer between July 2006 and October 2007 and Ms. Ru Cai was our principal accounting officer between August 2006 and October 2007. Mr. Fei Yun was our director of technology between September 2006 and November 2007.

(2)	2,368,665 options, including options held by Mr. Wei, Ms. Cai and Mr. Yun, were cancelled due to the resignation of these employees.

2007 Equity Incentive Plan

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine.

Administration.  Different committees with respect to different groups of service providers, comprised of members of our board or other individuals appointed by the board, may administer our 2007 equity incentive plan. The administrator has the power to determine which individuals are entitled to receive an award, the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant, however, the overseas price of our non-statutory stock options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock.  Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights.  Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares.  Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units.  Restricted stock units are similar to awards of restricted stock, but are not settled unless the award vests. Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination.  Our 2007 equity incentive plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of June 2, 2008.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
			(US$/share)

Henricus Johannes Petrus Hoskens	800,000	2.82	April 15, 2008	August 21, 2017
Terry McCarthy	25,000	2.686	May 1, 2008	August 21, 2017
Other employees as a group	20,000	2.77	April 28, 2008	August 21, 2017
	40,000	4.376	May 26, 2008	August 21, 2017

Total	885,000

The following table sets forth certain information regarding our outstanding restricted stock units under our 2007 equity incentive plan as of June 2, 2008.

	Ordinary
	Shares
	Underlying
	Outstanding
	Restricted
Name	Stock Units	Grant Date	Expiration Date

Terry McCarthy	49,995	December 1, 2007	August 21, 2017
	20,833	May 1, 2008	August 21, 2017
	37,500	January 1, 2008	August 21, 2017
Thomas J. Toy	49,995	December 1, 2007	August 21, 2017
	37,500	January 1, 2008	August 21, 2017
Verena Maria Bütler (wife of Ernst A Bütler)	49,995	December 1, 2007	August 21, 2017
	37,500	January 1, 2008	August 21, 2017
Yinzhang Gu	37,500	January 1, 2008	August 21, 2017
Philip Comberg	37,500	January 1, 2008	August 21, 2017
Henricus Johannes Petrus Hoskens	400,000	April 15, 2008	August 21, 2017

Total	758,318

C.	Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler and is chaired by Mr. Terry McCarthy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules. All of the members of our audit committee all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Our audit committee was recently notified of anonymous allegations of misconduct by our employees. Our audit committee subsequently conducted an investigation and found no basis for these allegations. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” Our audit committee has established a “whistleblower” reporting system to allow individuals to make anonymous communications to the audit committee regarding financial and accounting matters relating to our company.

Compensation Committee

Our compensation committee consists of Mr. Ernst A. Bütler, Mr. Tom J. Toy and Mr. Yinzhang Gu, and is chaired by Mr. Ernst A. Bütler. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Yonghua Lu, Mr. Ernst A. Bütler and Mr. Thomas J. Toy, and is chaired by Mr. Thomas J. Toy. Mr. Ernst A. Bütler and Mr. Thomas J. Toy satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques which resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Additionally, our executive officers are typically bound by non-competition provisions contained in their employment agreements that prohibit them from engaging in activities that compete with our business during and for a certain period after their employment with our company.

On June 29, 2007 China has adopted the New Employment Contract Law, or the New Employment Law, which came into effect on January 1, 2008. The New Employment Law sets forth certain key requirements, such as the requirement for a written employment contract, limitations on probation period, and clauses on severance pay that might marginally affect the cost of employment in China. However, we do not expect the New Employment Law will substantially impact our business.

D.	Employees

As of December 31, 2007, we had 2,069 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2005, 2006 and 2007, respectively:

	As of December 31,
	2005	2006	2007

Manufacturing and engineering	169	535	1,618
General and administration	30	65	96
Quality control	17	41	158
Research and development	11	49	84
Purchasing and logistics	6	31	84
Marketing and sales	8	15	29

Total	241	736	2,069

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2005, 2006 and 2007 was approximately RMB0.9 million, RMB3.2 million and RMB7.3 million (US$1.0 million), respectively.

We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of June 2, 2008, there were outstanding options to purchase 8,501,735 ordinary shares under our 2006 share option plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 2, 2008, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%

Directors and Executive Officers:
Yonghua Lu(3)	38,634,750	15.95%
Hanfei Wang(4)	6,271,875	2.59%
Yuting Wang(5)	501,750	0.21%
Terry McCarthy	134,985	0.06%
Verena Maria Bütler (wife of Ernst A. Bütler)	109,995	0.05%
Thomas J. Toy	49,995	0.02%
All Directors and Executive Officers as a Group(6)	45,730,350	18.88%
Major Shareholders:
Good Energies II LP(7)	88,178,005	36.39%
Yonghua Solar Power Investment Holding Ltd(8)	38,634,750	15.95%
Citigroup Venture Capital International Growth
Partnership, L. P.(9)	20,935,242	8.64%
LC Fund III, L. P.(10)	9,467,206	3.91%
WHF Investment Co., Ltd(11)	6,271,875	2.59%
Hony Capital II, L.P.(12)	5,943,915	2.45%
Citigroup Venture Capital International Co-Investment, L.P.(13)	1,142,434	0.47%

Notes:

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Percentage of beneficial ownership of each listed person is based on 241,954,744 ordinary shares outstanding as of June 2, 2008, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This does not include the 9,019,611 ADSs issued pursuant to the offering of our ADSs in January 2008 as we do not believe that such transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership as a result of our arrangement with an affiliate of Morgan Stanley. Our total outstanding ordinary shares will be 287,052,799 if the 9,019,611 ADSs are to be included.

(3)	Owns Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 38,634,750 ordinary shares in our company as of June 2, 2008. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(4)	Owns WHF Investment Co., Ltd, a British Virgin Islands company, which held 6,271,875 ordinary shares in our company as of June 2, 2008. Mr. Wang is the sole director of WHF Investment Co., Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval.

Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(5)	Owns YongGuan Solar Power Investment Holding Ltd., a British Virgin Islands company, which held 501,750 ordinary shares in our company as of June 2, 2008. Mr. Wang is the sole director of YongGuan Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(6)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F. Except Mr. Yonghua Lu and Mr. Hanfei Wang, each of our directors and senior executive officers beneficially owns less than 1% of our ordinary shares.

(7)	This includes the 1,000,000 ADSs purchased by Good Energies II LP as part of the offering of our ADSs in January 2008. If these 1,000,000 ADSs are not to be taken into account, Good Energies II LP would hold 83,17,005 ordinary shares in our company. On December 31, 2007, Good Energies Investments (Jersey) Limited transferred its 15,027,312 ordinary shares in our company to its affiliate Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. The directors of Good Energies General Partner Jersey Limited are Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. Fintan Kennedy, Mr. John Hammill and Mr. Gert-Jan Pieters. The address of each of Good Energies II LP and Good Energies General Partner Jersey Limited is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. We have been informed that voting and investment control over securities directly owned by Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited is held by Cofra Jersey Limited, which wholly owns Good Energies General Partner Jersey Limited and by Good Energies AG, Good Energies Inc. and Good Energies (UK) LLP, acting by its managing member Good Energies Investments (Jersey) Limited, which have been appointed as joint investment managers of Good Energies II LP pursuant to a management agreement with Good Energies General Partner Jersey Limited. The address of Good Energies AG is Grafenauweg 4, Zug CH 6301, Switzerland. The address of Good Energies Inc. is 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA. The business address of each of Good Energies (UK) LLP and Good Energies Investments (Jersey) Limited is Fifth Floor 29 Farm Street, London, W1J 5RL, England.

(8)	Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(9)	Held 20,935,242 ordinary shares as of June 2, 2008. The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly-owned Citigroup subsidiary.

(10)	Held 9,467,205 ordinary shares as of June 2, 2008. The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Center, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. John Huan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(11)	WHF Investment Co., Ltd., a British Virgin Islands company, is owned by Mr. Hanfei Wang. Mr. Wang is the sole director of WHF Investment Co., Ltd.. The address of WHF Investment Co., Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(12)	Held 5,943,915 ordinary shares as of June 2, 2008 through its wholly-owned subsidiary Brilliant Orient International Limited, a British Virgin Islands company. The address of Hony Capital II, L. P. is 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by Hony Capital II, L.P. is held by its five-seat investment committee. Among the five representatives of such committee, three of them, Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II, GP Limited, a company incorporated in the Cayman Islands, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement. Ms. Deng recently resigned as a member of our board of directors and as vice president in charge of international sales.

(15)	Held 1,142,434 ordinary shares as of June 2, 2008. The address of Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly-owned Citigroup subsidiary.

On December 4, 2007, Good Energies Investments (Jersey) Limited entered into an agreement to purchase 66,745,638 ordinary shares and 281,011 ADSs of our company, at a purchase price of US$2.712 per ordinary share or US$13.56 per ADS, from certain of our current shareholders, including, among others, 38,634,750 ordinary shares from Yonghua Solar Power Investment Holding Ltd., 6,271,875 ordinary shares from WHF Investment Co., Ltd., 12,574,660 ordinary shares from Citigroup Venture Capital International Growth Partnership, L.P., 686,191 ordinary shares from Citigroup Venture Capital International Co-Investment, L.P., 281,011 ADSs from Brilliant Orient International Limited, and 1,051,912 ordinary shares from LC Fund III, L.P. Yonghua Solar Power Investment Holding Ltd. is owned by Mr. Yonghua Lu, our chairman. WHF Investment Co., Ltd. is owned by Mr. Hanfei Wang, our director and chief operating officer. The share purchase was completed in the end of December 2007. Pursuant to the stock purchase agreement, Good Energies Investments (Jersey) Limited designated Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited to receive the ordinary shares. As of December 31, 2007, Good Energies Investments II LP and/or its affiliates owned an approximate 34.34% interest, and Yonghua Solar Power Investment Holding Ltd. owned an approximately 15.95% interest, in our company. All the individuals who were parties to the lock-up agreement dated June 20, 2006 agreed to waive the share transfer restrictions on Yonghua Solar Power Investment Holding Ltd. and WHF Investment Co., Ltd. with respect to any share transfer made to Good Energies Investments (Jersey) Limited or its affiliates.

In connection with the share purchase by Good Energies Investments (Jersey) Limited, our board of directors has agreed to increase the number of directors from eight members to nine members and granted Good Energies II LP the right, at shareholding levels immediately after the completion of the transaction, to designate an additional nominee for inclusion in the slate of nominees to be considered by our shareholders for election as director. In addition, subject to applicable law and applicable regulatory and stock exchange requirements, we have agreed to consult with Good Energies Investments (Jersey) Limited prior to taking each of the following actions:

•	the entry into any agreements that would have a value or potential liability in excess of 5% of our net assets or is otherwise likely to be material to us;

•	any change in the nature or scope of our business;

•	any joint ventures, strategic alliances, partnerships or similar arrangements with a third party;

•	any recapitalization, merger, asset swap, share sale or transfer of substantially all of the intellectual properties rights or other assets, or any other extraordinary transaction;

•	any change to our articles of association; and

•	entry into any agreement or understanding to do any of the foregoing.

As of June 2, 2008, approximately 37.3% of our outstanding ordinary shares, represented by 18,037,398 ADSs, are held by one record holder in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6.E. Share Ownership.”

B.	Related Party Transactions

After the completion of our initial public offering on December 26, 2006, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee.

Series A Convertible Preference Shares

In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments (Jersey) Limited and two individual investors at an average purchase price of approximately US$0.67 per share for aggregate proceeds, before deduction of transaction expenses, of US$53 million. All of these 79,644,754 series A convertible preference shares were converted to ordinary shares of our company upon the completion of our initial public offering.

Registration Rights

Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:

•	Demand Registrations. Upon request of any of the non-individual holders of our ordinary shares which were converted from our series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•	Registrations on Form F-3. We have granted the holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.

Post-Offering Lock-Up

Pursuant to the lock-up agreement dated June 20, 2006, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of our initial public offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing. This lock-up period expired on December 20, 2007. In addition, pursuant to this lock-up agreement, Mr. Yonghua Lu, our chairman, and Mr. Hanfei Wang, our chief operating officer, have agreed with us not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a lock-up period of three years after completion of this our initial public offering. Any amendment to the lock-up agreement requires unanimous written consent of all the individuals who were parties to the lock-up agreement. In 2007, the lock-up periods of Mr. Yonghua Lu and Mr. Hanfei Wang were reduced to one year and two years, respectively, under the first amendment to the lock-up agreement. As a result, Mr. Lu is no longer subject to any lock-up restrictions pursuant to the agreement dated June 20, 2006. However, pursuant to the second shareholders agreement entered into in connection with the share purchase by Good Energies on December 4, 2007, Yonghua Solar Power Investment Holding Ltd., may not, subject to certain limited exceptions, transfer any of our shares beneficially owned by it during the one year period immediately following the date of such agreement, or transfer more than 50% of the number of our shares it held on December 27, 2007 during the second one year period following the date of such agreement. On December 4, 2007, all the individuals who were parties to the lock-up agreement further agreed that the lock-up agreement should not apply to any share transfer made by a shareholder to Good Energies Investments (Jersey) Limited or its affiliates.

Equity Incentive Plan

See “Item 6.B. Compensation of Directors and Executive Officers — 2006 Share Option Plan and 2007 Equity Incentive Plan.”

Transactions with Certain Shareholders

•	Linyang Electronics made advances to Linyang China in an aggregate amount of RMB119.4 million in 2005. We repaid RMB89.1 million and RMB30.2 million of these amounts in 2005 and 2006, respectively. Linyang Electronics paid certain operating expenses of RMB0.7 million and RMB0.5 million on behalf of Linyang China in 2005 and 2006 respectively, and Linyang China repaid RMB0.06 million and RMB0.2 million in the same period. As of December 31, 2005, the amount due to Linyang Electronics was approximately RMB30.9 million. The amount due to Linyang Electronics was unsecured, interest-free and had no fixed terms of repayment. In 2006, Linyang Electronics and Linyang Agricultural Development (Nantong) Co., Ltd., a company in which the shareholder, our chairman, Mr. Yonghua Lu, had a beneficial interest as an equity holder, made cash advances to Linyang China of RMB105.9 million and RMB9.0 million, respectively, both of which were fully repaid in the same period. In 2006, Linyang Electronics paid approximately RMB0.5 million of operating expenses on behalf of Linyang China, RMB0.2 million of which have been subsequently reimbursed by Linyang China. In addition, Linyang China purchased silicon wafers and other materials from Linyang Electronics in the amount of RMB2.6 million in 2006, out of which RMB1.0 million has been paid by Linyang China in the same period. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was approximately RMB2.6 million, which was unsecured, interest-free and had no stated terms of repayment. The amount due to Linyang Electronics was fully repaid in January 2007. In October and November 2006, Linyang China entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang China an aggregate of RMB80.0 million through a third party PRC bank, all of which have been subsequently reimbursed by Linyang China. Under current PRC laws and regulations, PRC companies other than licensed financial institutions are not permitted to make loans to each other directly. As a result, companies commonly use indirect entrusted loan arrangements under which funds are first deposited by the lending company with a PRC commercial bank, and the PRC commercial bank then loans the corresponding amount of funds to the borrower pursuant to the instruction of the lending company. As the principal and interest of the loan are repaid to the bank, the bank makes corresponding repayments to the lending company after deducting service fees.

•	In September 2006, Sichuan Jiayang entered into a PV module purchase agreement with Linyang Electronics in the amount of RMB0.3 million. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was RMB0.3 million. The amount due to Linyang Electronics was fully repaid in January 2007.

•	Linyang China entered into a number of agreements with Huaerli (Nantong) to purchase silicon and silicon wafers in the aggregate amounts of RMB15.9 million and RMB23.8 million, respectively, in 2005 and 2006. The purchase was made according to the published prices and conditions offered by Huaerli (Nantong) to its customers. As of December 31, 2005 and 2006, the amount due to Huaerli (Nantong) under these purchase agreements was approximately RMB1.7 million and nil, respectively. The amount due to Huaerli (Nantong) was unsecured, interest-free and repayable on demand. In 2006, Huaerli (Nantong) paid approximately RMB7.6 million of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China in the same period.

•	In 2005, Huaerli (Nantong) made advances to Linyang China of RMB27.0 million, which was subsequently repaid by Linyang China in the same period.

•	As of December 31, 2005, for nil consideration, Linyang Electronics had pledged RMB10.0 million to a commercial bank for notes payable granted to Linyang China of RMB10.0 million.

•	In 2005, Linyang China paid RMB81,000 for raw material purchases from Linyang Electronics according to the published prices and conditions offered by Linyang Electronics to its customers.

•	In 2005 and the three months ended March 31, 2006, Qidong Huahong granted to Linyang China the use of a parcel of land with a total area of 24,671 square meters for nil consideration. As a result, in 2005 and the three months ended March 31, 2006, we recorded a rental charge of RMB70,000 and RMB23,000, respectively, based on the fair value of the rental cost incurred by Qidong Huahong and a corresponding credit to additional paid-in capital. In April 2006, Qidong Huahong entered into a Land Use Rights Transfer Agreement to transfer the use rights of this land until December 23, 2054 to Linyang China for consideration of RMB4.6 million. The full price of the contract has been paid. In November 2006, Qidong Huahong entered into two Land Use Rights Transfer Agreements to transfer the use rights of two parcels of land with a total area of 36,841 square meters and a manufactory facility for a consideration of RMB21.9 million.

•	On August 30, 2004 and March 16, 2005, Linyang China entered into two facility lease agreements with Qidong Huahong. Linyang China incurred rental expenses of RMB25,000 in the period from August 27, 2004 to December 31, 2004 and RMB58,000 in 2005. The rental agreements were entered into with reference to market rental rates. The amounts due to Qidong Huahong under this agreement were RMB25,000, RMB83,000 and nil as of December 31, 2004, December 31, 2005 and December 31, 2006, respectively. These amounts were unsecured, interest-free and payable on demand. In November 2005, the parties entered into a new agreement to terminate the above two leases.

•	In 2006, Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by our chairman, paid approximately RMB0.1 million of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China.

•	In September 2006, Linyang China entered into a PV module sales agreement with Linyang Electronics, a company controlled by our chairman. The amount for 20 modules was RMB0.15 million. The sale was made according to the published prices and conditions offered by Linyang China to its customers. As of December 31, 2006, the amount due from Linyang Technology was RMB0.15 million. The amount due from Linyang Technology was fully repaid in March 2007.

•	On June 2, 2006, Linyang BVI agreed to pay US$6.6 million to Linyang Electronics for the purchase of the equity interests held by Linyang Electronics in Linyang China and made such payment in August 2006. The price of the transfer was based on the estimated net asset value of Linyang China. This transaction was accounted for as a recapitalization.

•	On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement. Such management consulting fees were paid by Linyang China in 2007.

•	On March 8, 2007, Linyang China and Qidong Jiaotong Engineer Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, entered into a construction service agreement whereby Qidong Jiaotong Engineer Co., Ltd. provided construction services to Linyang China for RMB1.3 million, of which RMB0.8 million (US$0.1 million) was paid in December 2007 and RMB0.3 million was paid in January 2008.

•	In April 2007, Linyang China paid RMB1.2 million (US$0.2 million) for equipment purchases from Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman.

•	On June 19, 2007, Yangguang Solar entered into a loan agreement with Nantong Linyang under which Nantong Linyang agreed to loan RMB7.0 million (US$1.0 million) to Yangguang Solar at an annual interest rate of 5.85%. The loan was fully repaid in June 2008.

•	On June 19, 2007, Yangguang Solar, our 52% indirect subsidiary, entered into a loan agreement with Qitian Group, a company which currently holds a 20% interest in Yangguang Solar, under which Qitian Group agreed to loan RMB3.0 million (US$0.4 million) to Yangguang Solar at an annual interest rate of 5.85%. This loan was fully repaid in June 2008.

•	In July 2007, Linyang China entered into an agreement with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay a guarantee fee with an annual rate of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. As of December 31, 2007, we have accrued RMB6.7 million (US$0.9 million) for the bank borrowings guaranteed by Linyang Electronics of RMB940.0 million (US$128.9 million).

•	On July 31, 2007, we entered into a share transfer agreement with Nantong Linyang, a company controlled by Mr. Yonghua Lu, our chairman, and Qitian Group, to acquire 52% of equity ownership of Yangguang Solar for a consideration of RMB51.2 million. Nantong Linyang continues to own an 18% interest in Yangguang Solar.

•	On August 28, 2007, Yangguang Solar, our 52% indirect subsidiary, entered into a loan agreement with Qitian Group, a company which currently holds a 20% interest in Yangguang Solar, under which Qitian Group agreed to loan RMB1.3 million (US$0.2 million) to Yangguang Solar at an annual interest rate of 5.85%. This loan is currently outstanding and is due on December 31, 2008.

•	On December 26, 2007, Linyang China and Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman, entered into a supply agreement whereby Linyang China purchased raw materials from Linyang Electronics for RMB23.7 million (US$3.2 million).

•	On December 29, 2007, Solarfun Power Hong Kong Limited, our 100% indirect subsidiary, entered into a loan agreement with Hong Kong Huaerli Trading Company Limited, or Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, under which Hong Kong Huaerli agreed to loan US$10 million to Solarfun Power Hong Kong Limited at an annual interest rate of 8%. The loan was fully repaid in February 2008.

•	On January 11, 2008, Solarfun Power Hong Kong Limited, our 100% indirect subsidiary, entered into a short-term loan agreement with Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, under which Hong Kong Huaerli agreed to loan US$9 million to Solarfun Power Hong Kong Limited at an annual interest rate of 8%. The loan was fully repaid in February 2008.

•	As of December 31, 2007, of Linyang China’s total bank borrowings, RMB497.7 million (US$68.2 million) was guaranteed by Linyang Electronics, RMB60.0 million (US$8.2 million) was jointly guaranteed by Linyang Electronics and Huaerli (Nantong), RMB20.0 million (US$2.7 million) was guaranteed by Huaerli (Nantong), RMB278.7 million (US$38.2 million) was jointly guaranteed by Linyang Electronics and Qidong Huahong, a company in which Mr. Yonghua Lu, our chairman, and his wife have financial interests, and RMB103.6 million (US$14.2 million) was guaranteed by Linyang Electronics and Solarfun Power Holdings Co., Ltd..

•	On March 16, 2007, Linyang China entered into a sales agreement with Qitian Group under which Linyang China agreed to supply certain products to Qitian Group for RMB4.0 million (US$0.5 million).

•	On January 8, 2007, October 29, 2007, November 19, 2007 and January 2, 2008, Linyang China entered into five facility lease agreements with Linyang Electronics. Linyang China incurred rental expenses of RMB1.2 million in 2007. The amount due to Linyang Electronics under these agreements was RMB1 million as of December 31, 2007.

•	On May 7, 2008, Linyang China entered into an equipment purchase agreement with Linyang Electronics whereby Linyang China purchased certain equipment from Linyang Electronics for RMB0.5 million.

•	On June 23, 2008, Linyang China entered into an agreement to acquired the remaining 48% equity interest in Yangguang Solar from Nantong Linyang, a company 70% owned by Yonghua Lu, our chairman (as to 18%), Qitian Group (as to 20%) and Jiangsu Guangyi (as to 10%) for an aggregate consideration of approximately RMB355 million US$48.7 million).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Dividend Policy

We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million to the holders of the Series A convertible preference shares on December 31, 2006. Except for the forgoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The holders of an ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Linyang China is subject to limitations. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.”

B.	Significant Changes.

There have been no significant changes since December 31, 2007, the date of the annual financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”

In 2007, the trading price of our ADSs on the Nasdaq Global Market ranged from US$8.28 to US$35.96 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each quarter in 2006, 2007 and the first quarter in 2008, and (2) each of the past six months.

	Share Price
	High	Low

Quarterly High and Low
Fourth Quarter 2006 (from December 20, 2006)	12.50	9.90
First Quarter 2007	17.10	10.21
Second Quarter 2007	17.69	8.22
Third Quarter 2007	15.74	8.68
Fourth Quarter 2007	37.85	9.90
First Quarter 2008	37.64	8.97
Monthly Highs and Lows
December 2007	37.85	16.05
January 2008	37.64	16.11
February 2008	18.29	11.64
March 2008	13.36	8.97
April 2008	15.70	12.31
May 2008	26.50	13.07
June 2008 (through June 26, 2008)	21.40	18.96

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the FIE Tax Law, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT Law does not define the term “de facto management.” However, the Implementation Regulations for the Enterprise Income Tax Law of the PRC issued by the State Council on December 6, 2007 defined de facto management body as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict application of the EIT Law and its implementation regulations. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, excluding the dividend income we receive from our PRC subsidiaries which should have been subject to PRC income tax already.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC (through our holding company structure). Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law.

If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing implementation rules of the EIT Law, dividends paid by us to our non-PRC enterprise and individual shareholders, excluding the non-PRC ADS holders, may be subject to the 10% withholding tax.

However, if we are deemed as a “non-resident enterprise,” dividends paid by us to our non-PRC enterprise and individual shareholders and ADS holders should not be deemed to be derived from sources within the PRC under the EIT Law and therefore should not be subject to the 10% withholding tax. However, what will constitute income derived from sources within the PRC is currently unclear. In addition, capital gains on the disposition of shares or ADSs are currently not subject to PRC tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

•	persons that actually or constructively own 10% or more of our voting stock.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended, on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of any foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution (including constructive dividends) to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes and will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

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

Taxation of Disposition of ADSs or Ordinary Shares

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

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year that ended December 31, 2007, and we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until the close of the current taxable year ending December 31, 2008, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment under the excess distribution regime. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The U.S. federal income tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the Nasdaq, and we expect that they will be regularly traded on the Nasdaq. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

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

For a listing of our significant subsidiaries, see “Item 4.C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A portion of our revenue and a significant portion of expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Linyang China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by Linyang China under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if Linyang China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Linyang China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of Linyang China to obtain foreign exchange through debt or equity financing.

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

We completed our initial public offering of 60,000,000 ordinary shares, in the form of ADSs, at US$12.50 per ADS on December 26, 2006, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$150 million, of which we received net proceeds of US$135.9 million. The effective date of our registration statement on Form F-1 (File number: 333-139258) was December 19, 2006. Goldman Sachs (Asia) L.L.C. was the sole global coordinator and book runner for the global offering of our ADSs.

The net proceeds from our initial public offering have been used as follows:

•	approximately US$68 million to purchase or prepay for raw materials;

•	approximately US$40 million to expand our manufacturing capacity;

•	approximately US$17.9 million to acquire Yangguang Solar; and

•	approximately US$10 million to invest in our research and development activities.

On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the notes into our ADSs. Morgan Stanley & Co. Incorporated was the sole bookrunning manager for the offering of our convertible senior notes and the representative of the initial purchasers. Concurrently with this note offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the note offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. On November 27, 2007, we filed a registration statement on Form F-1 (File number: 333-147627). The effective date of this registration statement was January 23, 2008. Morgan Stanley & Co. Incorporated was the underwriter for the offering of our ADSs.

The net proceeds from the January 2008 convertible note offering have been used as follows:

•	approximately US95.6 million for wafer and polysilicon pre-payments;

•	approximately US37.4 million for capital expenditure;

•	US$19.2 million to repay loans from Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, to Solarfun Power Hong Kong Limited, our 100% indirect subsidiary; and

•	the remainder for working capital and repayment of our existing bank borrowings.

As of December 31, 2007, our cash resources amounted to RMB272.9 million (US$37.4 million), comprising of cash on hand and demand deposits.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statement and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of internal control over financial reporting as of December 31, 2007, as stated in its report, which is included herein. Ernst & Young Hua Ming has also audited our consolidated financial statements for the year ended December 31, 2007, as stated in its report which is included on page F-2 in this annual report.

Changes in Internal Controls

As we reported in the 2006 annual report on Form 20-F, our auditors, an independent registered public accounting firm, in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2006, noted certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting. In order to remedy this material weakness, we have undertaken various initiatives to strengthen our control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives include hiring additional qualified professionals with relevant experience for our finance and accounting department, increasing the level of interaction among our management, audit committee and other external advisors and establishing financial review and monitoring function.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM

To the Board of Directors and Shareholders of
Solarfun Power Holdings Co., Ltd.

We have audited Solarfun Power Holdings Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 27, 2008

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Terry McCarthy qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.solarfun.com.cn. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)

Audit fees	—	1,560,000	7,854,600	1,076,769
All other fees(1)	—	13,114,990	1,458,920	200,000

Notes:

(1)	“All other fees” means the aggregate fees for services rendered in connection with our public offering in 2006 and our convertible note offering in 2008.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2006 and 2007

•	Consolidated Statements of Operations for the Years Ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2005, 2006 and 2007

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
1.2	Form of Second Amended and Restated Memorandum and Articles of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
2.1	Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
2.2	Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
2.3	Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.1	Share Purchase Agreement, dated as of June 6, 2006, in respect of the issue of series A convertible preference shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.2	Shareholders Agreement, dated as of June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.3	Registration Rights Agreement, dated as of June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.4	Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.5	Second Shareholders Agreement, dated as of December 4, 2007, among Solarfun Power Holding Co., Ltd. and the other parties therein (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the commission on November 27, 2007)
4.6	The First Amendment to Lockup Agreement, dated 2007, among Solarfun Power Holding Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4.7	Amendment to Lockup Agreement, dated as of December 4, 2007, among Yonghua Lu, Good Energies Investment (Jersey) Limited and other parties therein (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

Exhibit
Number	Description of Document

4.8	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.9	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.10	Silicon Supply Agreement, dated as of November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.11	Silicon Supply Cooperation Agreement, dated as of November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd and Jiangxi LDK Solar Hi-Tech Co., Ltd. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.12	Silicon Supply Agreement, dated as of July 6, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.13	Silicon Supply Agreement, dated as of March 26, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.14	Silicon Supply Agreement, dated as of October 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.15	Silicon Supply Agreement, dated as of June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated as of June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.16	Sales Agreement, dated as of June 10, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Social Capital, S.L. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.17	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.18	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.19	Agreement of Transfer of Land Use Rights, dated as of April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.20	Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.21	Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document

4.22	Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.23	Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.24	Management Consulting Service Agreement, dated as of November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.25	Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960kW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.26	Letter of Acceptance for Qitian Group 74KW On-Grid Application System Project, dated September 12, 2006 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.27	Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.28	Entrusted Loan Contract, dated as of October 13, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.29	Entrusted Loan Contract, dated as of October 18, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.30	Entrusted Loan Contract, dated as of October 25, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.31	Entrusted Loan Contract, dated as of November 20, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.32	Silicon Purchase Agreement, dated as of May 15, 2005, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.33	Silicon Purchase Agreement, dated as of January 12, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.34	Silicon Purchase Agreement, dated as of July 2, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.35	Silicon Purchase Agreement, dated as of January 8, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Shanghai Jiu Jing Electronic Material Co., Ltd.

Exhibit
Number		Description of Document

4.36		Silicon Purchase Agreement, dated as of March 6, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd.
4.37		Share Transfer Agreement, dated as of July 31, 2007, among Nantong Linyang Electrics Investment Co., Ltd., Lianyungang Suyuan Group Co., Ltd and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4.38		Contract of Purchase between Schüco International KG and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4	.39*	Second and Restated Supply Agreement, date as of May 13, 2008 between Solarfun Power Hong Kong Limited and Hoku Scientific, Inc.
4.40		Investment Agreement, dated as of November 14, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Management Committee of Qidong Economic Development Zone, Jiangsu Province (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4	.41*	Contract, dated as of October 30, 2007, between Yangguang Solar and Ald Vacuum Technologies GmbH
4	.42*	State-owned Land Use Right Grant Contract, dated as of January 28, 2005, between Lianyungang Municipal Administration of Land and Resources and Yangguang Solar Technology Co., Ltd.
4	.43**	Equity Transfer Agreement, dated as of June 23, 2008, among Nantong Linyang, Qitian Group, Jiangsu Guangyi and Linyang China
8	.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.
11.1		Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 5, 2006)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO and CFO Certification Pursuant to Section 906

Notes:

*	Filed with this Annual Report on Form 20-F

**	To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference into this Registration Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOLARFUN POWER HOLDINGS CO., LTD.

/s/  Henricus Johannes Petrus Hoskens
Name:     Henricus Johannes Petrus Hoskens

Title:	Chief Executive Officer

Date: June 27, 2008

SOLARFUN POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM

To the Board of Directors and Shareholders of
Solarfun Power Holdings Co., Ltd.

We have audited the accompanying consolidated balance sheets of Solarfun Power Holdings Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007 and 2006, and the consolidated results of its income and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 27, 2008

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2006	2007	2007
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		1,137,792	272,928	37,415
Restricted cash		33,822	42,253	5,792
Accounts receivable (net of allowance for doubtful accounts of RMB11,323,000 and RMB2,619,000 (US$359,000) as of December 31, 2006 and 2007, respectively)	4	147,834	430,692	59,043
Inventories — net	5	372,504	728,480	99,866
Advance to suppliers	6	238,178	640,118	87,752
Other current assets	7	75,525	214,478	29,402
Deferred tax assets	22	3,142	3,026	415
Amount due from related parties	23	153	920	126
Amount due from shareholders	23	578	—	—

Total current assets		2,009,528	2,332,895	319,811

Non-current assets:
Fixed assets — net	8	207,449	702,884	96,357
Intangible assets — net	9	12,897	94,282	12,925
Deferred tax assets	22	258	4,767	653
Long-term deferred expenses	10	—	214,385	29,390
Investment	11	300	300	41

Total non-current assets		220,904	1,016,618	139,366

Total assets		2,230,432	3,349,513	459,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	12	379,900	965,002	132,290
Long-term bank borrowings, current portion	12	16,000	15,000	2,056
Accounts payable		51,452	141,709	19,426
Notes payable	16	14,020	—	—
Accrued expenses and other liabilities	13	33,619	135,395	18,562
Customer deposits	15	17	27,628	3,788
Amount due to related parties	23	24,486	92,739	12,713
Amount due to shareholders	23	7,572	—	—

Total current liabilities		527,066	1,377,473	188,835

Non-current liabilities:
Long-term bank borrowings	12	15,000	—	—
Deferred tax liability	22	—	9,038	1,239

Total non-current liability		15,000	9,038	1,239

Commitments and contingencies	25
Minority interests		10,151	100,420	13,766

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 400,000,000 and 500,000,000 shares authorized; 239,994,754 shares and 241,954,744 shares issued and outstanding at December 31, 2006 and 2007, respectively)		193	195	27
Additional paid-in capital		1,565,524	1,601,852	219,594
Statutory reserves	18	16,024	37,548	5,147
Retained earnings		96,474	222,987	30,569

Total shareholders’ equity		1,678,215	1,862,582	255,337

Total liabilities and shareholders’ equity		2,230,432	3,349,513	459,177

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31,
	Note	2005	2006	2007	2007
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenues:
Photovoltaic modules		165,636	604,317	2,209,514		302,897
Raw materials		—	—	127,726		17,510
Photovoltaic cells		542	7,182	52,019		7,131
Photovoltaic modules processing		—	—	5,876		806
Photovoltaic cells processing		—	19,408	—		—

Total net revenues		166,178	630,907	2,395,135		328,344

Cost of revenues:
Photovoltaic modules		(139,481)	(434,493)	(1,835,886)		(251,677)
Raw materials		—	—	(110,123)		(15,097)
Photovoltaic cells		(422)	(5,983)	(49,332)		(6,763)
Photovoltaic modules processing		—	—	(2,014)		(276)
Photovoltaic cells processing		—	(6,054)	—		—

Total cost of revenue		(139,903)	(446,530)	(1,997,355)		(273,813)

Gross profit		26,275	184,377	397,780		54,531

Operating expenses:
Selling expenses		(5,258)	(11,883)	(62,777)		(8,606)
General and administrative expenses	19	(4,112)	(52,214)	(113,756)		(15,595)
Research and development expenses		(750)	(6,523)	(27,440)		(3,761)

Total operating expenses		(10,120)	(70,620)	(203,973)		(27,962)

Operating profit		16,155	113,757	193,807		26,569
Interest expenses		(123)	(8,402)	(25,978)		(3,561)
Interest income		95	1,326	16,244		2,227
Exchange losses		(1,768)	(4,346)	(25,628)		(3,513)
Other income		215	902	1,507		206
Other expenses		(260)	(836)	(9,670)		(1,326)
Changes in fair value of embedded foreign currency derivative	13	—	(163)	—		—
Government grant	21	—	852	2,089		286

Income before income taxes and minority interest		14,314	103,090	152,371		20,888
Income tax benefit (expense)	22	96	3,132	(7,458)		(1,022)
Minority interest		—	(301)	3,124		428

Net income		14,410	105,921	148,037		20,294

Net income attributable to ordinary shareholders		14,410	98,695	148,037		20,294

Net income per share:
Basic	28	RMB0.26	RMB0.95	RMB0.62	US$	0.08
Diluted	28	RMB0.22	RMB0.74	RMB0.62	US$	0.08
Number of shares used in computation of net income per share:
Basic	28	54,511,540	103,631,832	240,054,686		240,054,686
Diluted	28	66,366,469	142,108,460	240,054,686		240,054,686

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,
	Note	2005	2006	2007	2007
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:
Net income		14,410	105,921	148,037	20,294
Adjustments to reconcile net income to net cash used in operating activities:
Minority interest		—	301	(3,124)	(428)
Depreciation and amortization		781	6,562	27,686	3,795
Inventories write down		—	—	815	112
Stock compensation expenses	19,20	501	25,307	29,640	4,063
Provision for doubtful receivables	4	—	11,323	2,070	284
Write off of accounts receivables	4	—	—	(10,774)	(1,477)
Deferred tax benefit	22	(96)	(3,304)	(700)	(96)
Warranty provision	14	1,520	6,030	23,109	3,168
Warranty reversal	14	—	—	(1,520)	(208)
Others		70	197	15,481	2,122
Changes in operating assets and liabilities:
Restricted cash		(22,229)	(11,593)	(12,968)	(1,779)
Accounts receivable		—	(159,157)	(279,830)	(38,361)
Inventories		(72,308)	(295,685)	(359,298)	(49,255)
Advance to suppliers		(56,462)	(176,866)	(398,163)	(54,583)
Prepaid rent		—	—	(170,000)	(23,305)
Other current assets		(19,943)	(54,820)	(138,823)	(19,031)
Amount due from related parties		—	28,889	(188)	(26)
Accounts payable		16,573	26,678	80,094	10,980
Accrued expenses and other liabilities		2,928	22,458	39,668	5,438
Amount due to related parties		2,354	—	(23,951)	(3,283)
Customer deposits		55,319	(55,302)	27,611	3,785

Net cash used in operating activities		(76,582)	(523,061)	(1,005,128)	(137,791)

Cash flows from investing activities:
Acquisition of fixed assets		(37,464)	(177,872)	(494,984)	(67,856)
Restricted cash		—	—	4,537	622
Acquisition of intangible assets		—	(12,988)	—	—
Acquisition of a subsidiary	3	—	—	(48,018)	(6,583)
Investment in affiliate		—	(300)	—	—
Proceeds from disposal of fixed assets		—	1,113	—	—

Net cash used in investing activities		(37,464)	(190,047)	(538,465)	(73,817)

Cash flows from financing activities:
Capital contributed by minority interest shareholder		—	9,850	57,800	7,924
Net proceeds from issuance of preference shares		—	420,028	—	—
Net proceeds from issuance of ordinary shares		29,296	1,060,515	—	—
Proceeds from exercise of stock options		—	—	6,690	917
Proceeds from short-term borrowings		20,000	475,720	1,570,106	215,242
Payment of short-term borrowings		—	(99,820)	(985,005)	(135,032)
Payment of long-term borrowings		—	—	(16,000)	(2,193)
Proceeds from long-term borrowings		—	15,000	—	—
Utilization of notes payables		20,000	—	—	—
Payment of notes payables		—	—	(14,020)	(1,922)
Dividends paid to preference shareholders		—	(7,226)	—	—
Repayment of advances to related parties		18,000	—	—	—
Advances from related parties		146,400	114,900	74,633	10,231
Repayment of advances from related parties		(116,121)	(145,121)	—	—

Net cash provided by financing activities		117,575	1,843,846	694,204	95,167

Effect of changes in exchange rate on cash		—	—	(15,475)	(2,121)
Net increase (decrease) in cash and cash equivalents		3,529	1,130,738	(864,864)	(118,562)
Cash and cash equivalents at the beginning of year		3,525	7,054	1,137,792	155,977

Cash and cash equivalents at the end of year		7,054	1,137,792	272,928	37,415

Supplemental disclosure of cash flow information:
Interest paid		123	8,048	31,372	4,301
Income tax paid		—	—	3,728	511
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities		18,171	—	24,212	3,319
Expense paid by a shareholder on behalf of the Group	23	70	—	—	—
The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of		Additional		Retained		Total
		Ordinary	Ordinary	Paid-In	Statutory	Earnings	Put	Shareholders’
	Note	Shares	Shares	Capital	Reserves	(Deficits)	Options	Equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of December 31, 2004		50,175,000	42	29,958	—	(607)	—	29,393
Stock compensation expenses	19	—	—	501	—	—	—	501
Expenses paid on behalf of the Group by a shareholder	23	—	—	70	—	—	—	70
Proceeds from issuance of common stock		50,175,000	42	29,254	—	—	—	29,296
Net income for the year		—	—	—	—	14,410	—	14,410
Appropriation of statutory reserves	18	—	—	—	1,496	(1,496)	—	—

Balance as of December 31, 2005		100,350,000	84	59,783	1,496	12,307	—	73,670
Stock compensation expenses	19	—	—	22,425	—	—	—	22,425
Share-based compensation	20	—	—	2,882	—	—	—	2,882
Acquisition of put option	17	—	—	—	—	—	668	668
Exercise of put option	17	—	—	—	—	—	(668)	(668)
Net proceeds from issuance of common stock upon IPO		60,000,000	47	1,060,468	—	—	—	1,060,515
Conversion of preference shares	17	79,644,754	62	419,966	—	—	—	420,028
Net income for the year		—	—	—	—	105,921	—	105,921
Cumulative dividends — preference shares	17	—	—	—	—	(7,226)	—	(7,226)
Appropriation of statutory reserves	18	—	—	—	14,528	(14,528)	—	—

Balance as of December 31, 2006		239,994,754	193	1,565,524	16,024	96,474	—	1,678,215
Exercise of stock option	20	604,490	1	6,689	—	—	—	6,690
Share-based compensation	20	—	—	29,640	—	—	—	29,640
Shares issued to depository bank	28	1,355,500	1	(1)	—	—	—	—
Net income		—	—	—	—	148,037	—	148,037
Appropriation of statutory reserves	18	—	—	—	21,524	(21,524)	—	—

Balance as of December 31, 2007		241,954,744	195	1,601,852	37,548	222,987	—	1,862,582

Balance as of December 31, 2007, in US$’000			27	219,594	5,147	30,569	—	255,337

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2007 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2007

1.	ORGANIZATION AND BASIS OF PRESENTATION

Solarfun Power Holdings Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The principal activities of its subsidiaries are described in the table below. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.

On December 20, 2006, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADS”) at US$12.5 per ADS. Each ADS comprises five ordinary shares. The net proceeds to the Company from the offering amounted to RMB1,060,515,000 net of issuance costs.

On July 31, 2007, the Group acquired in aggregate 52% of the equity interest in Jiangsu Yangguang Solar Technology Co., Ltd. for total cash consideration of approximately RMB51,251,000 from Nantong Linyang Electric Power Investment Co., Ltd., a company whose controlling owner is also the chairman and a significant shareholder of the Company, and Lianyungang Suyuan Group Co., Ltd., a third party company. The Group accounted for this transaction as an acquisition of assets (Note 3).

On November 30, 2007, Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”), a wholly-owned subsidiary of the Company, transferred all of its 100% equity interest in Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”) to Solarfun Power Hong Kong Limited, a wholly-owned subsidiary of Linyang Solar Power newly established in Hong Kong on May 16, 2007, for cash consideration of RMB199 million. The Group accounted for this transaction as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the transaction was accounted for at historical cost.

As of December 31, 2007, the Company’s subsidiaries included the following entities:

	Date of
	incorporation/	Place of	Percentage of
	establishment/	incorporation/	shareholding/
Name of Subsidiary	acquisition	establishment	ownership	Principal activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding
Solarfun Power Hong Kong Limited (“Solarfun HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurement
Solarfun USA, Inc (“Solarfun USA”)	September 18, 2007	United States of America	100%	International sales
Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	August 27, 2004	The People’s Republic of China (the “PRC”)	100%	Development, manufacturing and sales of photovoltaic (“PV”) products to overseas customers
Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	The PRC	83%	Sales of PV products to PRC customers
Sichuan Leshan Jiayang New Energy Co., Ltd. (“Sichuan Leshan Jiayang”)	April 22, 2006	The PRC	55%	Dormant
Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. (“Linyang R&D”)	April 9, 2007	The PRC	100%	Research and development
Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”)	July 31, 2007*	The PRC	52%	Manufacturing of silicon ingots

*	Date of acquisition

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

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

Investments

The Group applies Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for its investments. Under APB No. 18, equity method is used for investments in entities in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control. Cost method is used for investments over which the Group does not have the ability to exercise significant influence or control.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investee companies including current earnings trends and other company-specific information.

Foreign Currency

The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation”. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of income.

Convenience Translation

Amounts in United States dollar are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2946 on December 31, 2007 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, provision for doubtful receivables, provision for warranty, inventories write down, useful lives of fixed assets, valuation allowance of deferred tax assets and stock compensation expense.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash

Restricted cash represents amounts held by a bank which are not available for the Group’s use as security for letters of credit facilities, notes payable and PRC Custom deposits. The restriction on cash is expected to be released within the next twelve months.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable is written-off after all collection efforts have ceased.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income.

Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences from that time.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized as of December 31, 2006 and 2007 amounted to approximately RMB355,000 and RMB 6,916,000(US$948,099), respectively.

Intangible Asset

Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreements.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset groups for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, advance to suppliers, other current assets, accounts and notes payable, other liabilities, customer deposits, short-term bank borrowings and amounts due to/from related parties approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value since interest rate approximates market interest rates.

Financial Instruments — Embedded Foreign Currency Derivative

Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of income and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities with the changes in their fair value recorded as a separate line item in the statements of income. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.

Revenue Recognition

The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells PV cells and silicon ingots. The Group records revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “free-on-board” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, the Group requires its customers to prepay before delivery prior to shipment. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper.

In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group periodically enters into two types of processing service arrangements: a) processes raw materials into PV cells and b) process PV cells into PV modules. For these service arrangements, the Group “purchases” raw material (PV cells) from a customer and contemporaneously agrees to “sell” a specified quantity of PV cells (PV modules) back to the same customer. The quantity of PV cells (PV modules) sold back to the customers under these processing arrangements is consistent with the amount of raw materials (PV cells) purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, the Group records the amount of revenue on these processing transactions based on the amount received for PV cells (PV modules) sold less the amount paid for the raw materials (PV cells) purchased from the customer. The revenue recognized is recorded as PV cells (PV modules) processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells (PV modules) processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy relating to revenue recognition.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were approximately RMB166,000, RMB152,000 and RMB658,000 (US$90,204) for the years ended December 31, 2005, 2006 and 2007, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on its PV modules sold to customers. The standard warranty provides for a 2 to 5-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. The Group considers various factors when determining the likelihood of product defects including an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above considerations and management’s ability and intention to provide refunds for defective products, the Group has accrued for warranty costs for the 2 to 5-year unlimited warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because the Group has determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in place in the production process against deterioration of power generation capacity. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grant

Government grants are recognized upon receipt and when all the conditions attached to the grants have been met.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Group adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the year ended December 31, 2007.

The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2007 by the Company.

Based on existing PRC tax regulations, the tax years of Linyang Solarfun, Shanghai Linyang, Sichuan Leshan Jiayang, Yangguang Solar and Linyang R&D for the years ended December 31, 2004, 2005, 2006 and 2007 remain subject to examination by the tax authorities.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents a net VAT recoverable balance at the balance sheet date.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were approximately RMB58,000, RMB417,000 and RMB3,742,000 (US$512,982) for the years ended December 31, 2005, 2006 and 2007, respectively. The Group has no capital lease for any of the periods stated herein.

Net Income Per Share

Net income per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ordinary shares. Ordinary shares issuable upon the conversion of convertible redeemable preference shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. Unpaid ordinary shares that do not share in dividends until fully paid are considered the equivalent of warrants and have been included in the computation of diluted income per ordinary share using of the treasury stock method. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options. Ordinary share equivalents are excluded from the computation of diluted income per share if their effects would be anti-dilutive. For rights offerings made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. This bonus element is treated as a stock dividend for reporting income per ordinary share for all periods presented.

Stock Compensation

Stock awards granted to employees and non-employee are accounted for under SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, respectively.

In accordance with SFAS 123(R), all grants of share options to employees are recognized in the financial statements based on their grant date fair values. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Comparative Financial Statements

Certain comparative balances in the consolidated financial statements have been reclassified to conform with the current year’s presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Group does not expect that the adoption of SFAS 157 will have a significant effect on its results of operations or financial conditions.

In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group does not expect that the adoption of SFAS 159 will have a significant effect on its results of operations or financial conditions.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Group to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), which requires noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group is currently evaluating the requirements of SFAS 161 and has not yet determined the impact, if any, that it will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Group is currently evaluating the requirements of SFAS 162 and has not yet determined the impact, if any, that it will have on its consolidated financial statements.

Concentration of Risks

Concentration of credit risk

Assets that are potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, advances made to suppliers and accounts receivable.

As of December 31, 2007, substantially all of the Group’s cash and cash equivalents were deposited with reputable financial institutions.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances, the top five suppliers accounted for 96.3% and 41.0% as of December 31, 2006 and 2007, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

With respect to accounts receivable, the Group conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Group makes an allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers.

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for 78.8%, 85.4% and 43.0% for the years ended December 31, 2005, 2006 and 2007, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from five largest suppliers who collectively accounted for 71.3%, 50.9% and 59.0% for the years ended December 31, 2005, 2006 and 2007, respectively of the Group’s total raw material purchases. Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: (i) changes in the overall demand for services and products; (ii) competitive pressures due to excess capacity or price reductions; (iii) advances and new trends in new technologies and industry standards; (iv) changes in certain strategic relationships or customer relationships; (v) regulatory or other factors; (vi) risks associated with the ability to obtain necessary raw materials; and (vii) risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

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

The Group transacts part of its business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply Renminbi may be readily convertible into United States dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	ACQUISITION OF ASSETS

On July 31, 2007, the Company entered into an agreement with Nantong Linyang Electric Power Investment Co., Ltd., (“Nantong Linyang”) a company whose controlling owner is also a significant shareholder and chairman of the Company, and Lianyungang Suyuan Group Co., Ltd. (“Qitian Group”), to acquire in aggregate a 52% equity interest in Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”) for cash consideration of RMB51,251,200 (US$7,025,910). As Yangguang Solar does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. Yangguang Solar is mainly engaged in the manufacturing of PV cells and other electronic components. As of July 31, 2007, the fair value of the net identifiable assets of Yangguang Solar acquired are as follows:

	RMB’000	US$’000

Net assets acquired:
Property, plant and equipment	17,685	2,424
Intangible assets	82,324	11,285
Deferred tax assets	3,792	520
Current assets	3,907	536
Cash and bank balances	3,233	443
Current liabilities	(14,979)	(2,053)
Deferred tax liability	(9,118)	(1,250)
Minority interest	(35,593)	(4,879)

	51,251	7,026

Cash paid	51,251	7,026

The results of operations of Yangguang Solar are included in the consolidated statements of income of the Group from July 31, 2007 onwards.

On June 23, 2008, the Company entered into an agreement with Nantong Linyang, Qitian Group and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangyi”) to acquire the remaining 48% equity interest in Yangguang Solar (Note 29).

4.	ACCOUNTS RECEIVABLE

The Group’s accounts receivable is net of provision for doubtful debt. Provision for doubtful debt activity is as follows:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	—	11,323	1,552
Provision for doubtful debt	11,323	2,070	284
Written-off	—	(10,774)	(1,477)

Ending Balance	11,323	2,619	359

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	INVENTORIES — NET

Inventories consist of the following:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	295,087	299,059	40,997
Work-in-progress	56,921	237,486	32,557
Finished goods	20,496	191,935	26,312

	372,504	728,480	99,866

As of December 31, 2006 and 2007, raw materials of approximately RMB13,522,000 and RMB38,858,000 (US$5,326,954), respectively, of the Group were held in custody by other parties for processing. Inventory write-off amounted to RMB Nil, RMB Nil and RMB815,000 (US$111,726) for the years ended December 31, 2005, 2006 and 2007, respectively.

6.	ADVANCE TO SUPPLIERS

Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. To date, the Group has not experienced any loss of supplier advances. However, as there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have been delaying delivery or failed to deliver raw materials to the Group under these supply contracts. Consequently, in November 2006, the Group canceled one of its raw materials purchase contract with its raw materials supplier amounting to approximately RMB1,297,039,000. Upon termination of the contract, outstanding advances to this supplier amounted to RMB31,609,000 of which RMB10,000,000 was refunded in November 2006. The remaining advances to this supplier have been transferred to newly renegotiated contracts. Furthermore, in September 2007, the Group canceled another one of its raw materials purchase contracts with its raw materials supplier amounting to approximately RMB198,000,000(US$27,143,366). Upon termination of the contract, outstanding advances to this supplier amounting to RMB39,943,219 (US$5,475,724) have been transferred to newly renegotiated contracts.

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

VAT recoverable	48,773	132,901	18,219
Other receivables	21,908	52,192	7,155
Prepaid expenses	4,844	29,385	4,028

	75,525	214,478	29,402

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The balance of other receivables as of December 31, 2006 and 2007 included an amount of approximately RMB9,558,000 and RMB35,275,000 (US$4,835,768), respectively for receivable of export VAT refund. The remaining balances of other receivables as of 31 December 2006 and 2007, primarily consist of deposit provided to custom office of approximately RMB2,160,000 and RMB8,660,000 (US$1,187,179), respectively and deposit provided to consumables suppliers of approximately RMB Nil and RMB3,000,000 (US$411,263), respectively.

As of December 31, 2007, prepaid expenses mainly comprise the current portion of advances made to E-Mei Semiconductors Material Factory (“E-Mei”)(Note 10).

8.	FIXED ASSETS — NET

Fixed assets consist of the following:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	37,913	87,040	11,932
Plant and machinery	87,204	398,938	54,689
Furniture, fixtures and office equipment	3,218	7,074	970
Computer software	196	584	80
Motor vehicles	2,224	4,966	681
Construction-in-progress	83,949	238,268	32,664

	214,704	736,870	101,016
Less: Accumulated depreciation	(7,255)	(33,986)	(4,659)

	207,449	702,884	96,357

Depreciation expense amounted to approximately RMB781,000, RMB6,471,000 and RMB26,731,000 (US$3,664,492) for the years ended December 31, 2005, 2006 and 2007, respectively.

9.	INTANGIBLE ASSETS — NET

Intangible assets consist of the following:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Land use rights
Cost	12,988	95,328	13,068
Less: Accumulated amortization	(91)	(1,046)	(143)

	12,897	94,282	12,925

Land use rights represent amounts paid for the rights to use eight parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company (Note 23). Four land use rights were acquired from Lianyungang Bureau of Land and Resources and the remaining one was acquired from the Bureau of Economic Development for Qidong city. The remaining periods of these land use rights ranging from 47 to 48 years as of December 31, 2007.

As of December 31, 2006, land use rights with net book value of RMB4,695,000 was pledged for a short-term bank borrowings of RMB60,000,000. As of December 31, 2007, land use rights with net book value of

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RMB24,401,838 (US$3,345,192) were pledged for short-term bank borrowings totaling RMB298,667,600 (US$40,943,657) (Note 12).

For each of the next five years, annual amortization expense of the land use rights will be approximately RMB1,932,000 (US$264,853).

10.	LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Convertible bond issuance costs (Note 29)	—	44,385	6,085
Prepaid rental expenses	—	170,000	23,305

	—	214,385	29,390

In October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-Mei, a third party supplier. According to these contracts, the Group has committed to pay advances totaling RMB220,000,000 to E-Mei in return for a five-year exclusive procurement right to silicon wafers produced by E-Mei’s new production facilities, which is currently under construction. The procurement right entitles the Group to purchase the abovementioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.

The RMB220,000,000 committed advances will be paid to E-Mei according to progress of construction of the new production facilities based on the construction progress status report provided by E-Mei. As of December 31, 2007, the Group paid advances of RMB192,000,000 (US$26,320,840). Amounts payable from future raw material purchases from E-mei will be offset against the advances. However, for each purchase, the Group can only offset 30% of the amount against the purchase advances. After the Group has fully utilized all of the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase.

The Company accounts for the above transaction in accordance to EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease”, and SFAS No. 13, “Accounting for Leases” because the Company will obtain all of the output produced by the new facility of E-mei for a five year period and the price per unit paid by the Company is neither fixed nor equals to the market price at the time of delivery. As a result, the arrangement is accounted for as an operating lease. The advances have been recorded as “prepaid rent” and will be amortized on a straight-line basis over the 5 year lease term. Amortization should begin in the period in which the facility begins production of products which is currently expected to be in July 2008.

Among the RMB192,000,000 (US$26,320,840)prepaid rent, RMB170,000,000 (US$23,304,910) is expected to be amortized after December 31, 2008 and has been classified as “long-term deferred expenses”.

11.	INVESTMENT

Investment represents equity ownership in Shanghai Yangneng New Energy Technology Co., Ltd. (“Shanghai Yangneng”), an equity joint venture company established in the PRC by Shanghai Linyang and a third party company on October 20, 2006. The registered capital of Shanghai Yangneng is RMB3,000,000 (US$411,263) and Shanghai Linyang has contributed RMB300,000 (US$41,126) in cash as capital contribution for its 30% equity interest. Shanghai Yangneng is principally engaged in the manufacturing and sales of PV products.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	BANK BORROWINGS

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	410,900	980,002	134,346

Comprised of:
Short-term	379,900	965,002	132,290
Long-term, current portion	16,000	15,000	2,056

	395,900	980,002	134,346
Long-term, non-current portion	15,000	—	—

	410,900	980,002	134,346

The short-term bank borrowings outstanding as of December 31, 2006 and 2007 bore an average interest rate of 5.96% and 6.3927% per annum, respectively and were denominated in Renminbi. These borrowings were obtained from financial institutions and had terms of six months to one year expiring at various times throughout the year.

Bank borrowings were secured/guaranteed by the following:

December 31, 2006

Amount	Secured/Guaranteed by
(RMB’000)

60,000	Jointly guaranteed by (i) Linyang Electronics, a company whose controlling owner is also a significant shareholder of the Company, (ii) Qidong Huahong Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company, and (iv) the Group’s land use right of RMB4,695,000 (Note 9)
59,900	Jointly guaranteed by (i) Linyang Electronics, a company whose controlling owner is also a significant shareholder of the Company, (ii) Qidong Huahong Electronics Co., Ltd., companies whose controlling owner is also a significant shareholder of the Company
20,000	Jointly guaranteed by Linyang Electronics, a significant shareholder of the Company and his spouse.
271,000	Guaranteed by Linyang Electronics Co., Ltd.

410,900

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2007

Amount	Secured/Guaranteed by
(RMB’000)

20,000	Guaranteed by Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company.
278,668	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company, (ii) a significant shareholder of the Company together with his spouse, (iii) Qidong Huahong Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company, and (iv) the Group’s land use right of RMB4,595,937 (US$630,046)(Note 9)
103,600	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (ii) Solarfun Power Holdings Co., Ltd.
60,000	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (ii) Huaerli (Nantong) Electronics Co., Ltd.
497,734	Guaranteed by Linyang Electronics Co., Ltd.
20,000	Jointly guaranteed by a significant shareholder of the Company and land use rights of RMB19,805,901(US$2,715,146)

980,002

In July 2007, Linyang Solarfun entered into an agreement with Linyang Electronics, under which Linyang Solarfun agreed to pay a guarantee fee with an annual fee of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. As of December 31, 2007, the Group has accrued RMB6,717,163 (US$920,840) for the bank borrowings guaranteed by Linyang Electronics of RMB940,001,540 (US$128,862,657).

As of December 31, 2006 and 2007, unused short-term bank loan facilities amounted to approximately RMB70,000,000 and RMB231,332,000 (US$31,712,774), respectively.

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Payables relating to issuance of convertible bonds	—	44,385	6,085
Accrued warranty costs (Note 14)	7,550	20,957	2,873
Accrued wages	—	16,098	2,207
Accrued professional service fees	16,311	13,204	1,810
Accrued fixed asset purchase	—	8,781	1,204
Accrued processing cost	—	4,812	660
Accrued land estate tax		4,800	658
Income tax payable	—	4,430	607
Accrued sales commission	—	3,015	413
Accrued interest expenses	—	2,186	300
VAT payable	—	1,941	266
Embedded foreign currency derivatives	163	—	—
Other accrued expenses	5,369	7,352	1,008
Other liabilities	4,226	3,434	471

	33,619	135,395	18,562

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the fair value of embedded foreign currency derivatives related to sales contracts amounting to RMB163,000 was recorded as current liabilities. For the year ended December 31, 2006, a loss of RMB163,000 relating to the embedded foreign currency derivatives has been recorded to the consolidated statements of income. For all the other periods presented, there have not been any significant embedded foreign currency derivatives due to fewer committed sales contracts and the short duration to settlement of such contracts.

14.	ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	1,520	7,550	1,035
Warranty provision	6,030	23,109	3,168
Reversal of expired warranty accrual	—	(1,520)	(208)
Warranty claims paid	—	(8,182)	(1,122)

Ending balance	7,550	20,957	2,873

15.	CUSTOMER DEPOSITS

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

16.	NOTES PAYABLE

As of December 31, 2006, notes payable were non-interest bearing and were secured by RMB14,020,000 of the Company’s restricted cash. The Group paid a commission of RMB7,010 to the banks to obtain the notes payable facilities. These notes payable was repaid on February 27, 2007.

17.	SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES

During 2006, the Company and a group of third party investors (the “Investors”) entered into a purchase agreement (“Preference Shares Purchase Agreement”) whereby the Company issued in aggregate 79,644,754 voting Series A Redeemable Convertible Preference Shares (the “Preference Shares”) for gross proceeds of US$53,000,000.

The Preference Shares Purchase Agreement outlined two separate share closings. On June 27, 2006, 67,106,531 Preference Shares were issued to the Investors for US$48,000,000 (price per share of US$0.71528) (“First Closing”). This represented 40.074% of the then total share capital (based on the initial conversion of 1:1). A second closing could take place within 3 months of the First Closing whereby one of the Investors, Good Energies Investments (Jersey) Limited (“Good Energies”), would subscribe for an additional 8,037,048 Preference Shares for US$5,000,000 (“Second Closing”). However, this Second Closing would only take place if Good Energies provided certain services to the Company to the sole satisfaction of the Chairman of the Company or if the service conditions were otherwise waived by the Company. In addition, if the Second Closing occurs, the other Investors (excluding Good Energies) will receive, for nil consideration, additional Preference Shares of 4,501,175. The additional Preference Shares issued to the other Investors, in essence, resulted in an adjustment to their conversion price per share. The Company’s ability to waive the service conditions and trigger the Second Closing has been accounted for as a purchase put option (“Put Option”) issued on June 27, 2006. The Company exercised the Put Option and the Second Closing occurred on August 2, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company determined the fair value of the Put Option, Preference Shares and ordinary shares based on a valuation performed by an independent appraiser, Censere Holdings Limited. On June 27, 2006, the fair value of the Put Option was determined to be approximately US$83,500 (approximately RMB668,000) and was recorded in equity with an offsetting increase to the amount recorded for the Preference Shares sold in connection with the Second Closing.

On August 2, 2006, when the Company exercised the Put Option which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5,000,000 (US$0.6221 or RMB4.5379 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB5.91) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 and has been recorded as a charge to general and administrative expenses.

Upon the listing of the Company’s shares on Nasdaq on December 20, 2006 (the “IPO”), all of the issued and outstanding Preferred Shares had been converted into ordinary shares. For the year ended December 31, 2006, accrued cumulative dividends amounted to RMB7,226,000 (RMB0.09 per Preference Share).

18.	STATUTORY RESERVES

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non wholly-own foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Linyang Solarfun became a WOFE in May 2006 and therefore is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although Linyang Solarfun was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after tax profit to General Reserve Fund in accordance with the joint venture agreements entered into among the then joint venture partners and the appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund were at the discretion of the board of directors. Details of appropriation are as follows:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

General Reserve Fund	1,496	13,779	21,524	2,951
Enterprise Expansion Fund	—	749	—	—
Staff Welfare and Bonus Fund	—	—	—	—

	1,496	14,528	21,524	2,951

19.	STOCK COMPENSATION EXPENSE

On July 12, 2005, Linyang Solarfun issued a right offering to all of its then existing shareholders at a subscription price of approximately US$36,260 per 1% of equity interest (equivalent to 501,750 ordinary shares of the Company after the restructuring) for total proceeds of US$3,626,000. Shareholders who were entitled to 20% of the rights offering (equivalent to 10,035,000 ordinary shares) did not purchase the shares being offered (the “Unsubscribed Shares”). The Unsubscribed Shares were offered to and purchased by Linyang Electronics Co., Ltd. which is controlled by the Chairman and director of the Group, who was also the Group’s ultimate controlling shareholder at that time, at the subscription price of US$0.07 (RMB0.51) per share. The fair value of the ordinary shares, at the time of the offering, was determined to be RMB0.634 per share based on an independent valuation by

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Censere Holdings Limited. The intrinsic value of the Unsubscribed Shares has been recorded as compensation expense and presented as part of general and administrative expenses in 2005. Accordingly, RMB501,000 was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2005.

On April 8, 2006, three of the then owners of Linyang Solarfun sold their 5% equity interests (which approximates 5,017,500 ordinary shares of the Company) to Linyang Electronics Co., Ltd., for US$72,533 per 1% equity interest. The fair value of the equity interests transferred was determined to be RMB2,648,681 (US$363,102) per 1% equity interest based on an independent valuation by Censere Holdings Limited. The intrinsic value of the transfer has been recorded as compensation expense and presented as part of general and administrative expenses in the year ended December 31, 2006. Accordingly, RMB10,337,000 (US$1,417,076) was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2006.

On August 2, 2006, when the Company exercised the Put Option (Note 17)which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.54 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB5.91) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 (US$1,657,078) and has been recorded as a charge to general and administrative expenses in the year ended December 31, 2006.

20.	SHARE OPTION PLANS

In November 2006, the Company adopted a stock option scheme (the “2006 Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company (the “2006 Option Plan Participants”). Under the 2006 Option Plan, the Company may issue options to the 2006 Option Plan Participants to purchase not more than 10,799,865 ordinary shares. All options granted under the 2006 Option Plan would expire on November 30, 2016 and generally vest over 3 to 5 years. As of December 31, 2007, options to purchase 8,105,500 ordinary shares were granted and outstanding with exercise price ranging from US$1.80 to US$6.75 per share. Included in these options are 480,000 options that can be early exercised, at the discretion of the holders, into unvested 480,000 ordinary shares. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase them for the same price paid by the holders.

The following table summarized the Company’s share option activity under 2006 Option Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	life	value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2006	—	—
Granted	8,012,998	1.80
Exercised	—	—
Forfeited/Cancelled	—	—

Outstanding, December 31, 2006	8,012,998	1.80
Granted	4,905,667	2.96
Exercised	(504,500)	1.80		2,223,455
Forfeited	(4,308,665)	1.83

Outstanding, December 31, 2007	8,105,500	2.48	8.92	32,827,275

Vested and expected to be vested at December 31, 2007	8,105,500	1.81	8.92	8,420,480

Exercisable at December 31, 2007	1,279,500	1.82	8.92	6,026,445

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$6.53 per ordinary share as of December 31, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2007.

The weighted-average grant-date fair value of options granted during the years 2006 and 2007 were US$1.80 and US$2.22, respectively.

During the year ended December 31, 2007, the Company accelerated the vesting of 455,667 stock options of certain terminated employees. As a result of that modification, the Company recognized additional compensation expense of approximately RMB2,895,423 (US$396,927) for the year ended December 31, 2007.

The aggregate fair value of the outstanding share options at the respective grant dates was determined to be RMB122,222,730 (US$16,755,234) and such amount shall be recognized as compensation expense using the straight line method with graded vesting based on service condition. Accordingly, approximately RMB Nil, RMB2,882,000 and RMB27,019,000 (US$3,703,973) were recorded as compensation expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, there was RMB101,167,801 (US$13,868,862) of unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.52 years. To the extent the actual forfeiture rate is different from original estimate, actual share-base compensation related to these awards may be different from the expectation.

On August 22, 2007, the Company’s Board of Directors approved the “2007 Equity Incentive Plan” (the “2007 Incentive Plan”). The 2007 Incentive Plan permits the grant of Incentive Stock Options, Non-statutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and other stock based awards to employees, directors and consultants of the Group(the “Participants”). Under the 2007 Incentive Plan, the Company may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the Board of Directors. The 2007 Incentive Plan will expire on August 21, 2017.

By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units (the “RSU”) were granted to the Company’s existing three independent directors and 7,500 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2008. Each RSU represents one American Depository Share (“ADS”) of the Company, which equals to five ordinary shares. Among the 59,994 RSUs, 19,998 RSUs will be vested on December 1, 2007 and the remaining 39,996 RSUs will be vested in batches of 9,999 RSUs every six months thereafter. The 7,500 RSUs granted to each of the independent director would vest in batches of 2,500 RSUs each year beginning from on January 1, 2009.

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

		Weighted
		average
	Number of	grant date
	RSUs	fair value
		(US$)

Unvested, January 1, 2007	—	—
Granted	59,994	16.35
Vested	(19,998)	16.35
Forfeited/Cancelled	—	—

Unvested, December 31, 2007	39,996	16.35

The aggregate fair value of the unvested RSUs at their respective grant dates was determined to be RMB7,155,288 (US$980,902) based on the quoted market price of the Company’s ordinary share at the grant

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date, and such amount shall be recognized as compensation expenses using the straight line method with graded vesting based on service condition. RMB2,621,082 (US$359,318) was recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2007.

As of December 31, 2007, there was RMB4,534,207 (US$621,584) of unrecognized share-based compensation cost related to RSUs. That deferred cost is expected to be recognized over a weighted-average vesting period of 2 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

The Company calculated the estimated fair value of share options on the grant date using the Black-Scholes Option valuation model with the following assumptions:

	Granted in 2006	Granted in 2007

Risk-free interest rate	4.40%	3.85% - 5.05%
Expected life (years)	5.24 - 6.25 years	5.25 - 6.29 years
Expected dividend yield	—	—
Expected volatility	73%	65% - 86%
Fair value of options at grant date per share	From US$1.76 to US$1.85	From US$1.32 to US$4.87

The Company, with the assistance of an independent third party valuation performed by Censere Holdings Limited, applied the Black-Scholes Option valuation model in determining the fair value of the options granted. Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of the award at the time of grant. The Company has no historical exercise patterns as reference, expected life is based on management’s estimation, which the Company believes are representative of future behavior. Expected dividend yield is determined in view of the Group’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

Total compensation expense relating to share options and RSU recognized for the years ended December 31, 2005, 2006 and 2007 is as follows:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	—	123	3,200	439
Selling expenses		19	905	124
General and administrative expenses	—	2,223	24,489	3,357
Research and development expenses	—	517	1,046	143

	—	2,882	29,640	4,063

21.	GOVERNMENT GRANT

During the years ended December 31, 2005, 2006 and 2007 the Group received approximately RMB Nil, RMB852,000 and RMB2,088,681 (US$286,332), respectively, in government subsidies which was approved by the relevant PRC government authorities. These subsidies were received because the Group qualifies as a “high technology” enterprise in Qidong City of Jiangsu Province in the PRC and it met certain criteria such as increase in the amount of capital investment and net assets, number of employees and sales and tax payments. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of the subsidies has been recorded as “government grant” in year 2005, 2006 and 2007, respectively, when received.

22.	INCOME TAXES

Current Taxation

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

Linyang Solarfun, the Company’s major operating subsidiary, originally was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax). In March 2005, Linyang Solarfun was converted to a Sino-foreign joint venture entity. In accordance with the relevant tax laws in the PRC, upon becoming a Sino-foreign joint venture entity, Linyang Solarfun’s tax position is governed by the “Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises” (the “Income Tax Law”) and according to which Linyang Solarfun is eligible to a tax concession period (“Tax Holiday”) whereby it is exempt from EIT for its first two profit making years (after deducting losses incurred in previous years) and is entitled to a 50% tax reduction for the succeeding three years. Under the terms of the Tax Holiday, Linyang Solarfun is exempt from EIT for its taxable profit in 2005 and 2006. Additionally, since Linyang Solarfun is a Sino-foreign joint venture entity located in coastal open economic zones in Qidong City, Jiangsu Province, it is entitled to a tax rate of 25% for its EIT upon expiry of the Tax Holiday.

Shanghai Linyang was established as a domestic company in the PRC and is subject to EIT at a rate of 33%.

Sichuan Leshan Jiayang was established as a domestic company in the PRC and is subject to EIT at a rate of 33%. However, as it qualifies as an “encouraged business located in Western China”, it is entitled to a preferential EIT rate of 15%.

Yangguang Solar and Linyang R&D were established as a domestic company in the PRC and are subject to EIT at a rate of 33%.

The Group had minimal operations in jurisdictions other than the PRC. Income before income taxes and minority interest consists of:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cayman Islands	—	(28,234)	(58,851)	(8,068)
The PRC	14,314	131,324	211,222	28,956

	14,314	103,090	152,371	20,888

The income tax benefit(expense) is comprised of:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	—	(172)	(8,158)	(1,118)
Deferred	96	3,304	700	96

	96	3,132	(7,458)	(1,022)

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of tax computed by applying the statutory income tax rate of 33% applicable to PRC operations to income tax benefit(expense) is as follows:

	For the Year Ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate at 33%	(4,723)	(34,020)	(50,282)	(6,893)
Non-deductible expenses	(884)	(4,337)	(1,600)	(219)
Tax holidays	4,424	39,636	51,708	7,088
Preferential tax rate	983	8,808	13,018	1,785
Tax rate differences	—	(10,049)	(19,601)	(2,687)
Deferred tax benefit including change in tax law	96	3,304	355	49
Changes in the valuation allowance	200	(210)	(1,056)	(145)

	96	3,132	(7,458)	(1,022)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.10	0.47	0.22	0.03

Diluted	0.08	0.34	0.22	0.03

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The New Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, subject to the PRC EIT at the rate of 25% of worldwide income. However, the New Tax Law does not define the term “de facto management bodies”. Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC EIT at the rate of 25% on worldwide income effective January 1, 2008.

Under the New Tax Law and implementation regulations issued by the PRC State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”. Non-resident enterprises include those enterprises that do not have an establishment or place of business in the PRC, or those enterprises that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends are sourced within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to Solarfun HK and ultimately to the Company’s Cayman Islands company, may be exempt from Chinese dividend withholding tax and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Under the New Tax Law, domestically-owned enterprises and foreign-invested enterprises (“FIE”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIE and domestically-owned enterprises, preferential tax treatment (e.g. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIE. The New Tax Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New Tax Law and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New Tax Law, may continue to be enjoyed until the end of the holiday. Linyang Solarfun has filed its application to be qualified as a high-technology company which is pending governmental approval.

Deferred taxation

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Warranty provision	820	2,620	359
- Social welfare provision	367	—	—
- Provision for inventory	—	79	11
- Allowance for doubtful accounts	1,262	327	45
- Stock compensation expenses	693	—	—

Net current deferred tax assets	3,142	3,026	415

Non-Current:
- Pre-operating expenses	—	1,340	184
- Tax losses	210	936	128
- Fixed assets	258	6,576	901
- Long-term deferred expense	—	260	36
- Other	—	35	5
Valuation allowance	(210)	(4,380)	(601)

Net non-current deferred tax assets	258	4,767	653

Deferred tax liabilities:
Non-Current:
- Land use rights	—	9,038	1,239

In assessing the realizability of deferred tax assets, the Company has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not realizable based on the weight of all available evidence.

As of December 31, 2007, the Group had a net tax operating loss carryforward of approximately RMB1,429,000 (US$195,898) attributed to one of its subsidiaries, Sichuan Leshan Jiayang and RMB2,930,000 (US$401,667) attributed to one of its subsidiaries, Yangguang Solar. Under Chinese tax regulations, net operating losses may be carried forward for up to five years. As such, these losses will be expired beginning in 2013 if unutilized.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

FIN 48 Implementation

Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the year ended December 31, 2007. The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of other operating expenses in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2007 by the Company. The Company has no material unrecognized tax benefit which would affect the effective income tax rate. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. Based on existing PRC tax regulations, the tax years of Linyang Solarfun, Shanghai Linyang, Sichuan Leshan Jiayang, Yangguang Solar and Linyang R&D for the years ended December 31, 2004, 2005, 2006 and 2007 remain subject to examination by the tax authorities.

23.	RELATED PARTY TRANSACTIONS

Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)	Controlling owner is also a significant shareholder of the Company
Nantong Linyang Intelligent Equipment Co., Ltd. (“Intelligent Equipment”)	Controlling owner is also a significant shareholder of the Company
Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)	Controlling owner is also a significant shareholder of the Company
Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)	Controlling owner is also a significant shareholder of the Company
Linyang Agricultural Development (Nantong) Co., Ltd. (“Linyang Agricultural”)	Controlling owner is also a significant shareholder of the Company
Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”)	Controlling owner is also a significant shareholder of the Company
Hong Kong Huaerli Trading Co., Ltd. (“Hong Kong Huaerli”)	Controlling owner is also a significant shareholder of the Company
Jiangsu Qitian Group Co., Ltd. (“Qitian Group”)	Shareholder of a subsidiary of the Company

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant Related Party Transactions

The Group had the following significant related party transactions and balances during the periods presented:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Purchase of raw materials from:
- Linyang Electronics	81	2,631	24,355	3,339
- Jiaotong Engineering	—	—	297	41
- Huerli Nantong	15,864	23,762	—	—

Purchase of fixed assets and land use rights from:
- Qidong Huahong	—	26,460	—	—
- Linyang Electronics	—	—	1,207	165
- Jiaotong Engineering	—	—	681	93

Advances from:
- Linyang Electronics	129,400	105,900	—	—
- Huerli Nantong	35,000	—	—	—
- Linyang Agricultural	—	9,000	—	—

Loans from:
- Hong Kong Huaerli	—	—	73,046	10,014
- Nantong Linyang	—	—	7,000	960
- Qitian Group	—	—	4,253	583

Expenses incurred in relation to guarantee provided by
- Linyang Electronics	—	—	6,717	921

Factory leased from
- Linyang Electronics	—	—	1,234	169

During the year ended December 31, 2005, Qidong Huahong granted the use of a parcel of its land to the Group for free. Rental charge of RMB70,000, based on the fair value of the rental cost incurred by Qidong Huahong has been recorded as an expense by the Group with a corresponding credit to additional paid-in capital.

For the year ended December 31, 2005, notes payable of RMB10,000,000 were secured by the pledge of bank deposit amounting to RMB10,000,000 from Huaerli Nantong.

In relation to the issuance of the Preference Shares, the Company obtained a purchase put option from Good Energies. The put option was exercised by the Company on August 2, 2006 (Note 17).

As of December 31, 2006 and 2007, bank borrowings amounting to approximately RMB411 million and RMB960 million (US$131,604,200), respectively, were guaranteed by related parties (Note 12).

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balances with Related Parties

As of December 31, 2006 and 2007, balances with related parties comprised:

	As of December 31,
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Amount due from related parties:
- Others	153	920	126

- Weighted average balances	153	230	32

Amount due to related parties:
- Hong Kong Huaerli	—	73,046	10,014
- Linyang Electronics	2,590	7,378	1,011
- Nantong Linyang	—	7,221	990
- Qitian Group	—	3,452	473
- Qidong Huahong	21,896	—	—
- Others	—	1,642	225

	24,486	92,739	12,713

The weighted average balances due to related parties are analyzed as follows:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

- Hong Kong Huaerli	—	—	14,609	2,003
- Linyang Electronics	21,950	2,590	3,192	438
- Nantong Linyang	—	—	2,844	390
- Qitian Group	—	—	1,244	171
- Qidong Huahong	60	21,896	4,850	665
- Others	6,385	—	291	40

As of December 31, 2006, RMB578,000 was due from shareholders representing amounts receivable for Preference Share issuance costs. This amount had subsequently been repaid in 2007. As of December 31, 2006, RMB7,572,000 was due to shareholders representing accrued cumulative dividends of RMB7,128,000 on its Preference Shares. These amounts had subsequently been paid in 2007.

As of December 31, 2006 and 2007, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

24.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 41% of the employees’ salaries. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB927,000, RMB3,155,000 and RMB7,334,000 (US$1,005,401) for the years ended December 31, 2005, 2006 and 2007, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	COMMITMENTS AND CONTINGENCIES

Outstanding Capital Contribution

On October 20, 2006, Shanghai Linyang and a third party company established Shanghai Yangneng (Note 11). Shanghai Linyang has committed to contribute RMB900,000 (US$123,379) as capital contribution. As of December 31, 2007, Shanghai Linyang contributed RMB300,000 (US$41,126) in cash as capital contribution leaving an outstanding capital contribution of RMB600,000 (US$82,253). The capital contribution commitment is expected to be settled in the next twelve months.

Acquisition of machineries

As of December 31, 2007, the Group had commitments of approximately RMB637,638,000 (US$87,412,332) related to the acquisition of machineries. The commitment for acquisition of machineries is expected to be settled within the next twelve months.

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as at December 31, 2007 are as follows:

	For the year ended
	December 31, 2007
	(RMB’000)	(US$’000)

Within 1 year	31,492	4,317
Within 1-2 years	2,184	299
Within 2-3 years	2,160	296
Within 3-4 years	2,008	275
Within 4-5 years	43	6

Total	37,887	5,193

The terms of the leases do not contain rent escalation or contingent rents.

Purchase of raw materials

The commitments related to contracts to purchase raw materials as of December 31, 2007 are as follows:

	For the year ended
	December 31, 2007
	(RMB’000)	(US$’000)

Within 1 year	2,545,547	348,963
Within 1-2 years	1,471,239	201,689
Within 2-3 years	1,113,027	152,582
Over 3 years	3,675,317	503,841

	8,805,130	1,207,075

Purchase of land use right

The Group entered into a investment agreement with the local government of Qidong on November 17, 2007 under which the Group agreed to acquire the land use right for a total area of approximately 194,000 square meters.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The agreed purchase consideration for this land use right amounted to approximately RMB56 million. The commitment related to contract to purchase land use right as of December 31, 3007 is as follows:-

	For the year ended
	December 31, 2007
	(RMB’000)	(US$’000)

Within 1 year	26,772	3,670

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

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The Company has determined the fair value of the indemnification to be insignificant. Accordingly, the Company has not recorded any liabilities for these agreements for any of the periods presented.

Income Taxes

Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company has determined the impact of adoption of FIN 48 to be insignificant. Accordingly, the Company has not recorded any liabilities resulting in the adoption of FIN 48 for any of the periods presented.

26.	SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Germany	126,555	197,728	1,195,788	163,928
Spain	—	179,139	584,525	80,131
The PRC	33,667	36,219	200,615	27,502
Italy	5,946	204,715	92,900	12,735
Others	10	13,106	321,307	44,048

Total net revenue	166,178	630,907	2,395,135	328,344

All the long-lived assets of the Group are located in the PRC.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net revenue are as follows:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Solar Projekt Energysystem GmbH	13,140	70,409	300,742	41,228
S.E. Project S.R.L.	—	203,133	*	*
Social Capital S.L.	—	175,939	*	*
Suntaics	84,438	54,856	*	*

*	Less than 10%

28.	INCOME PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows:

	For the year ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net income	14,410	105,921	148,036		20,294
Dividends allocated to Preference Shareholders	—	(7,226)	—		—

Income attributable to ordinary shareholders	14,410	98,695	148,036		20,294

Denominator:
Number of shares outstanding, opening	50,175,000	100,350,000	239,994,754		239,994,754
Retroactive adjustment for bonus element in rights offering(i)	1,819,399	—	—		—
Weighted average number of shares issued during the year	2,517,141	—	—		—
New ordinary shares issued from IPO	—	1,972,603	—		—
Conversion of Preference Share	—	1,309,229	—		—
New ordinary shares issued in connection with exercise of options and vesting of RSUs	—	—	59,932		59,932

Weighted average number of shares outstanding — basic	54,511,540	103,631,832	240,054,686		240,054,686
Weighted average number of partially paid share subscriptions	11,854,929	—	—		—
Effect of Preference Shares	—	38,476,628	—		—

Weighted average number of shares outstanding — diluted	66,366,469	142,108,460	240,054,686		240,054,686

Basic net income per share	RMB 0.26	RMB 0.95	RMB 0.62	US $	0.08

Diluted net income per share	RMB 0.22	RMB 0.74	RMB 0.62	US $	0.08

(i)	On July 12, 2005, Linyang Solarfun issued a rights offering to its then existing ordinary shareholders. Since the subscription price was less than the fair value of the shares, as determined based on an independent appraisal performed by Censere Holdings Limited, the rights offering is deemed to contain a bonus element similar to a stock dividend and is accounted for as such. Accordingly, the basic and diluted earnings per share are adjusted retroactively for the bonus element of the right offering for all periods presented. In addition, ordinary shares which were not fully paid for until December 12, 2005 were included in the computation of diluted income per share using the treasury stock method.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2006 and 2007, the potential dilutive effect in relation to the stock options and unvested RSUs were excluded as they have an anti-dilutive effect.

29.	SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the following events occurred:

Disposal of Leshan Jiayang

Pursuant to a written resolution of Leshan Jiayang’s board of directors dated January 1, 2008, the Group would establish a working group for the purpose to liquidate the Company’s subsidiary, Leshan Jiayang which is dormant and has insignificant operations and net assets. The details of the liquidation process have yet to be finalized.

Issuance of Convertible Bonds and Sale of ADSs

On January 29, 2008, the Company issued in aggregate principal amount of US$172.5 million Convertible Senior Notes (“Notes”) due January 15, 2018. Concurrently, the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.

The Notes bear interest at a rate of 3.5% per year, payable on January 15 and July 15 of each year, commencing on July 15, 2008. Holders may require the Company to redeem all or a portion of the Notes on January 15, 2015, at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest. In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of principal amount of the Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions. Holders of the Notes may at their option, convert the principal amount of the Notes into the Company’s ADSs initially at a conversion rate of 52.2876 per ADSs (equivalent to an initial conversion price of approximately $19.125 per ADS) per US$1,000 principal amount of the Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustments in certain circumstances.

With regards to the ADSs, the Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the Notes cease to be outstanding. Such rights will expire one month after the maturity of the Notes. In addition, the holders of the ADSs has the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. All distributions received by the ADS holders are to be paid back to the Company.

Establishment of Solarfun Deutschland

In February 2008, the Group established Solarfun Power Deutschland GmbH (“Solarfun Deutschland”). The registered capital of the Solarfun Deutschland is Euro100,000 of which all had been contributed by the Group on February 14, 2008. The principal activity of Solarfun Deutschland is to sell PV products in European markets. Solarfun Deutschland has not yet commenced operation.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchase Contracts

Subsequent to December 31, 2007, the Group entered into various one to six years fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of approximately RMB4,900,779,000 (US$671,836,564). The Group has paid advances to the suppliers amounting to RMB1,406,253,000 (US$192,780,002)under such purchase agreement. Certain of the contract prices are subject to renegotiation on a quarterly basis.

Acquisition of Yangguang Solar

On June 23, 2008, the Group entered into an agreement with Nantong Linyang, Qitian Group and Jiangsu Guangyi to acquire the remaining 48% equity interest in Yangguang Solar for aggregate consideration of approximately RMB355 million (US$49 million). Subsequent to this acquisition, Yangguang Solar will become a wholly-owned subsidiary of the Company.

30.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries which are restricted from transfer amounted to RMB1,786,012,060 (US$244,840,301) as of December 31, 2007.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balance Sheets

		As of December 31,
	Note	2006	2007	2007
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		1,080,706	6,613	907
Other receivables		9,644	2,290	314
Deferred expenses	c	4,216	1,902	260
Amount due from subsidiaries	b	18,742	1,015,353	139,192
Amount due from shareholders	b	578	—	—

Total current assets		1,113,886	1,026,158	140,673

Non-current assets:
Long-term deferred expenses	c	—	44,385	6,085
Investment in subsidiaries	a	608,914	856,675	117,440

Total non-current assets		608,914	901,060	123,525

Total assets		1,722,800	1,927,218	264,198

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables		16,311	48,414	6,637
Amount due to shareholders	b	7,572	—	—
Amount due to subsidiaries	b	20,702	16,222	2,224

Total current liabilities		44,585	64,636	8,861

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 400,000,000 and 500,000,000 shares authorized; 239,994,754 shares and 241,954,744 shares issued and outstanding at December 31, 2006 and 2007, respectively)		193	195	27
Additional paid-in capital		1,565,524	1,601,852	219,594
Retained earnings		112,498	260,535	35,716

Total shareholders’ equity		1,678,215	1,862,582	255,337

Total liabilities and shareholders’ equity		1,722,800	1,927,218	264,198

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Income

		For the year ended December 31,
	Note	2005	2006	2007	2007
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue		—	—	—	—
Cost of revenue		—	—	—	—

Gross loss		—	—	—	—
Operating expenses		—	(24,755)	(11,842)	(1,623)

Operating loss		—	(24,755)	(11,842)	(1,623)
Share of profit from subsidiaries	a	14,410	134,164	215,826	29,587
Interest income		—	107	13,757	1,886
Exchange loss		—	(3,595)	(69,704)	(9,556)

Income before tax		14,410	105,921	148,037	20,294
Income tax expense		—	—	—	—

Net income		14,410	105,921	148,037	20,294

Net income attributable to ordinary shareholders		14,410	98,695	148,037	20,294

Statements of Cash Flows

	For the Year Ended December 31,
	2005	2006	2007	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from operating activities	—	—	(9,787)	(1,342)

Net cash used in investing activities	(29,296)	(593,980)	(1,070,996)	(146,820)

Net cash provided by financing activities	29,296	1,674,686	6,690	917

Net increase(decrease) in cash and cash equivalents	—	1,080,706	(1,074,093)	(147,245)
Cash and cash equivalents at the beginning of year	—	—	1,080,706	148,152

Cash and cash equivalents at the end of year	—	1,080,706	6,613	907

Notes to the Financial Statements of the Company

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of profit from subsidiaries” on the statements of income.

The subsidiaries did not pay any dividend to the Company for the periods presented.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b)	Related party transactions and balances

The Company did not have any significant transaction with related party for the year ended December 31, 2005. For the years ended December 31, 2006 and 2007, the Company made advances to its subsidiaries amounting to approximately RMB18,742,000 and RMB1,015,393,000 (US$139,197,900), respectively. During the same period, a subsidiary of the Company paid operating expenses amounting to approximately RMB20,702,000 and RMB16,222,000 (US$2,223,837), respectively, on behalf of the Company.

As of December 31, 2006, amount due from shareholders represented reimbursement receivable for Preference Share issuance costs. The amount had subsequently been repaid in 2007. As of December 31, 2006, amount due to shareholders mainly represented accrued cumulative dividends of RMB7,128,000 on its Preference Shares. These amounts had subsequently been paid in 2007.

As of December 31, 2006 and 2007, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

(c)	Deferred expenses and long-term deferred expenses

As of December 31, 2007, the Company accrued for the costs related to the issuance of convertible bonds (Note 29) amounting to approximately RMB44,385,000 (US$6,084,638) and such issuance costs are to be amortized over 10 years using the effective interest rate method. These issuance costs have been recorded as “long-term deferred expenses”.

(d)	Commitments

The Company did not have any significant commitments or long-term obligations as of any of the periods presented.

(e)	Foreign currencies

The United States dollar amounts disclosed in the Company-only financial statements are presented solely for the convenience of the readers. Translation of amounts from Renminbi into United States dollar for the convenience of the readers were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in the City of New York for cable transfers of Renminbi certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at such rate.