Form 20-F/A
period 2007-12-31
Solarfun Power Holdings Co., Ltd.
filed 2008-06-30
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 20-F/A

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
Large Accelerated Filer  ☐     Accelerated Filer  ☑     Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐     Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

EXPLANATORY NOTE

This Form 20-F/A of Solarfun Power Holdings Co., Ltd. (the “Company”) is being filed to amend Item 6E, Directors, Senior Management and Employees — Share Ownership, and Item 19, Exhibits, contained in the Company’s annual report on Form 20-F for the year ended December 31, 2007, which was originally filed with the Securities and Exchange Commission on June 27, 2008, and to furnish exhibit 4.43 and exhibit 4.44.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2008, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%

Directors and Executive Officers:
Yonghua Lu(3)	38,634,750	15.95%
Hanfei Wang(4)	6,271,875	2.59%
Yuting Wang(5)	501,750	0.21%
Terry McCarthy	134,985	0.06%
Verena Maria Bütler (wife of Ernst A. Bütler)	109,995	0.05%
Thomas J. Toy	49,995	0.02%
All Directors and Executive Officers as a Group(6)	45,730,350	18.88%
Major Shareholders:
Good Energies II LP(7)	88,178,005	36.39%
Yonghua Solar Power Investment Holding Ltd(8)	38,634,750	15.95%
Citigroup Venture Capital International Growth
Partnership, L. P.(9)	20,935,242	8.64%
WHF Investment Co., Ltd(10)	6,271,875	2.59%
Hony Capital II, L.P.(11)	5,943,915	2.45%
LC Fund III, L. P.(12)	5,677,341	2.34%
Citigroup Venture Capital International Co-Investment, L.P.(13)	1,142,434	0.47%

Notes:

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Percentage of beneficial ownership of each listed person is based on 241,954,744 ordinary shares outstanding as of June 30, 2008, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This does not include the 9,019,611 ADSs issued pursuant to the offering of our ADSs in January 2008 as we do not believe that such transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership as a result of our arrangement with an affiliate of Morgan Stanley. Our total outstanding ordinary shares will be 287,052,799 if the 9,019,611 ADSs are to be included.

(3)	Owns Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 38,634,750 ordinary shares in our company as of June 30, 2008. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(4)	Owns WHF Investment Co., Ltd, a British Virgin Islands company, which held 6,271,875 ordinary shares in our company as of June 30, 2008. Mr. Wang is the sole director of WHF Investment Co., Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval.

Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(5)	Owns YongGuan Solar Power Investment Holding Ltd., a British Virgin Islands company, which held 501,750 ordinary shares in our company as of June 30, 2008. Mr. Wang is the sole director of YongGuan Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(6)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F. Except Mr. Yonghua Lu and Mr. Hanfei Wang, each of our directors and senior executive officers beneficially owns less than 1% of our ordinary shares.

(7)	This includes the 1,000,000 ADSs purchased by Good Energies II LP as part of the offering of our ADSs in January 2008. If these 1,000,000 ADSs are not to be taken into account, Good Energies II LP would hold 83,17,005 ordinary shares in our company. On December 31, 2007, Good Energies Investments (Jersey) Limited transferred its 15,027,312 ordinary shares in our company to its affiliate Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. The directors of Good Energies General Partner Jersey Limited are Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. Fintan Kennedy, Mr. John Hammill and Mr. Gert-Jan Pieters. The address of each of Good Energies II LP and Good Energies General Partner Jersey Limited is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. We have been informed that voting and investment control over securities directly owned by Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited is held by Cofra Jersey Limited, which wholly owns Good Energies General Partner Jersey Limited and by Good Energies AG, Good Energies Inc. and Good Energies (UK) LLP, acting by its managing member Good Energies Investments (Jersey) Limited, which have been appointed as joint investment managers of Good Energies II LP pursuant to a management agreement with Good Energies General Partner Jersey Limited. The address of Good Energies AG is Grafenauweg 4, Zug CH 6301, Switzerland. The address of Good Energies Inc. is 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA. The business address of each of Good Energies (UK) LLP and Good Energies Investments (Jersey) Limited is Fifth Floor 29 Farm Street, London, W1J 5RL, England.

(8)	Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(9)	Held 20,935,242 ordinary shares as of June 30, 2008. The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly-owned Citigroup subsidiary.

(10)	WHF Investment Co., Ltd., a British Virgin Islands company, is owned by Mr. Hanfei Wang. Mr. Wang is the sole director of WHF Investment Co., Ltd.. The address of WHF Investment Co., Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(11)	Held 5,943,915 ordinary shares as of June 30, 2008 through its wholly-owned subsidiary Brilliant Orient International Limited, a British Virgin Islands company. The address of Hony Capital II, L. P. is 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by Hony Capital II, L.P. is held by its five-seat investment committee. Among the five representatives of such committee, three of them, Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II, GP Limited, a company incorporated in the Cayman Islands, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. On November 18, 2006,

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

(12)	Held 5,677,341 ordinary shares as of June 30, 2008. The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Center, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. John Huan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(13)	Held 1,142,434 ordinary shares as of June 30, 2008. The address of Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly-owned Citigroup subsidiary.

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

As of June 30, 2008, approximately 37.3% of our outstanding ordinary shares, represented by 18,037,398 ADSs, are held by one record holder in the United States.

ITEM 19.	EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
1.2	Form of Second Amended and Restated Memorandum and Articles of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
2.1	Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
2.2	Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
2.3	Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.1	Share Purchase Agreement, dated as of June 6, 2006, in respect of the issue of series A convertible preference shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.2	Shareholders Agreement, dated as of June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.3	Registration Rights Agreement, dated as of June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.4	Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.5	Second Shareholders Agreement, dated as of December 4, 2007, among Solarfun Power Holding Co., Ltd. and the other parties therein (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the commission on November 27, 2007)
4.6	The First Amendment to Lockup Agreement, dated 2007, among Solarfun Power Holding Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4.7	Amendment to Lockup Agreement, dated as of December 4, 2007, among Yonghua Lu, Good Energies Investment (Jersey) Limited and other parties therein (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4.8	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.9	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.10	Silicon Supply Agreement, dated as of November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document

4.11	Silicon Supply Cooperation Agreement, dated as of November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd and Jiangxi LDK Solar Hi-Tech Co., Ltd. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.12	Silicon Supply Agreement, dated as of July 6, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.13	Silicon Supply Agreement, dated as of March 26, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.14	Silicon Supply Agreement, dated as of October 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.15	Silicon Supply Agreement, dated as of June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated as of June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.16	Sales Agreement, dated as of June 10, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Social Capital, S.L. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.17	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.18	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.19	Agreement of Transfer of Land Use Rights, dated as of April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.20	Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.21	Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.22	Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.23	Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.24	Management Consulting Service Agreement, dated as of November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.25	Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960kW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number		Description of Document

4.26		Letter of Acceptance for Qitian Group 74KW On-Grid Application System Project, dated September 12, 2006 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.27		Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.28		Entrusted Loan Contract, dated as of October 13, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.29		Entrusted Loan Contract, dated as of October 18, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.30		Entrusted Loan Contract, dated as of October 25, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.31		Entrusted Loan Contract, dated as of November 20, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.32		Silicon Purchase Agreement, dated as of May 15, 2005, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.33		Silicon Purchase Agreement, dated as of January 12, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.34		Silicon Purchase Agreement, dated as of July 2, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)
4.35		Silicon Purchase Agreement, dated as of January 8, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Shanghai Jiu Jing Electronic Material Co., Ltd.
4.36		Silicon Purchase Agreement, dated as of March 6, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd.
4.37		Share Transfer Agreement, dated as of July 31, 2007, among Nantong Linyang Electrics Investment Co., Ltd., Lianyungang Suyuan Group Co., Ltd and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4.38		Contract of Purchase between Schüco International KG and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4	.39*	Second and Restated Supply Agreement, date as of May 13, 2008 between Solarfun Power Hong Kong Limited and Hoku Scientific, Inc.
4.40		Investment Agreement, dated as of November 14, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Management Committee of Qidong Economic Development Zone, Jiangsu Province (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)
4	.41*	Contract, dated as of October 30, 2007, between Yangguang Solar and Ald Vacuum Technologies GmbH

Exhibit
Number		Description of Document

4	.42*	State-owned Land Use Right Grant Contract, dated as of January 28, 2005, between Lianyungang Municipal Administration of Land and Resources and Yangguang Solar Technology Co., Ltd.
4	.43*	Equity Transfer Agreement, dated as of June 23, 2008, among Nantong Linyang, Qitian Group, Jiangsu Guangyi and Linyang China
4	.44*	Polysilicon Supply Agreements, dated as of June 22, 2008, between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd.
8	.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.
11.1		Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 5, 2006)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO and CFO Certification Pursuant to Section 906

Notes:

*	Filed with this Annual Report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOLARFUN POWER HOLDINGS CO., LTD.

/s/  Henricus Johannes Petrus Hoskens
Name:     Henricus Johannes Petrus Hoskens

Title:	Chief Executive Officer

Date: June 30, 2008