Form 20-F
period 2008-12-31
Solarfun Power Holdings Co., Ltd.
filed 2009-06-25
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 1- 33208
SOLARFUN POWER HOLDINGS CO., LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China
(Address of Principal Executive Offices)
Mr. Paul Combs
Vice President of Strategic Planning
Telephone: 8621-26022833
E-mail: paul.combs@solarfun-power.com
Fax: 8621- 26022889
26th Fl. BM Tower
218 Wusong Road
Shanghai 200080
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares Ordinary Shares, par value US$0.0001 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
252,659,614 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2008
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐     No ☐

INTRODUCTION
Unless otherwise indicated, references in this annual report to:
•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 95%, 420,000 125mm x 125mm or 280,000 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 3.7 W of power, respectively, and that each PV module contains 72 125mm x 125mm PV cells or 54 156mm x 156mm PV cells;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share, the 9,019,611 ADSs we issued to facilitate the convertible notes offering are not considered outstanding; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.
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
On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and received net proceeds of US$167.9 million. Concurrently with this convertible notes offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs.
From July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million.

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 KEY INFORMATION
A. Selected Financial Data
The following selected consolidated financial data, except for “Other Operating Data,” have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2008 is included elsewhere in this annual report on Form 20-F. Our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005 and as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from
	August 27,
	2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Consolidated Statement of Income Data
Net revenues
Photovoltaic modules	—	165,636	604,317	2,209,514	4,626,423	678,113
Photovoltaic cells	—	542	7,182	52,019	253,074	37,094
Raw materials	—	—	—	127,726	66,342	9,724
Photovoltaic modules processing	—	—	—	5,876	3,229	473
Photovoltaic cells processing	—	—	19,408	—	—	—

Total net revenues	—	166,178	630,907	2,395,135	4,949,068	725,404

Cost of revenues
Photovoltaic modules	—	(139,481)	(434,493)	(1,835,702)	(4,179,156)	(612,555)
Photovoltaic cells	—	(422)	(5,983)	(48,701)	(241,882)	(35,454)
Raw materials	—	—	—	(110,123)	(69,112)	(10,129)
Photovoltaic modules processing	—	—	—	(2,014)	(1,208)	(177)
Photovoltaic cells processing	—	—	(6,054)	—	—	—
Write-downs of inventory	—	—	—	(815)	(413,789)	(60,651)

Total cost of revenues	—	(139,903)	(446,530)	(1,997,355)	(4,905,147)	(718,966)

	Period from
	August 27,
	2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Gross profit	—	26,275	184,377	397,780	43,921	6,438

Operating expenses
Selling expenses	—	(5,258)	(11,883)	(62,777)	(87,913)	(12,886)
General and administrative expenses	(629)	(4,112)	(52,214)	(113,756)	(143,340)	(21,010)
Research and development expenses	—	(750)	(6,523)	(27,440)	(19,679)	(2,884)

Total operating expenses	(629)	(10,120)	(70,620)	(203,973)	(250,932)	(36,780)

Operating (loss) profit	(629)	16,155	113,757	193,807	(207,011)	(30,342)
Interest expenses	—	(123)	(8,402)	(25,978)	(103,146)	(15,119)
Interest income	22	95	1,326	16,244	10,004	1,446
Exchange losses	—	(1,768)	(4,346)	(25,628)	(35,230)	(5,164)
Other income	—	215	902	1,507	15,018	2,201
Other expenses	—	(260)	(836)	(9,670)	(25,604)	(3,752)
Changes in fair value of foreign currency derivatives	—	—	(163)	—	83,090	12,179
Government grants	—	—	852	2,089	3,480	510

(Loss) income before income taxes and minority interest	(607)	14,314	103,090	152,371	(259,399)	(38,021)
Income tax benefit (expense)	—	96	3,132	(7,458)	(6,519)	(956)
Minority interest	—	—	(301)	3,124	(14,573)	(2,136)

Net (loss) income	(607)	14,410	105,921	148,037	(280,491)	(41,113)

Net (loss) income attributable to ordinary shareholders	(607)	14,410	98,695	148,037	(280,491)	(41,113)

	Period from
	August 27,
	2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)
Net (loss) income per share
— Basic	(0.01)	0.26	0.95	0.62	(1.11)	(0.16)
— Diluted	(0.01)	0.22	0.74	0.62	(1.11)	(0.16)
Number of shares used in computation of net income per share
— Basic	51,994,399	54,511,540	103,631,832	240,054,686	252,659,614	252,659,614
— Diluted	51,994,399	66,366,469	142,108,460	240,054,686	252,659,614	252,659,614
Net (loss) income per ADS
— Basic	(0.05)	1.32	4.76	3.08	(5.55)	(0.80)
— Diluted	(0.05)	1.09	3.72	3.08	(5.55)	(0.80)
Number of ADS used in computation of net income per ADS
— Basic	10,398,880	10,902,308	20,726,366	48,010,937	50,531,923	50,531,923
— Diluted	10,398,880	13,273,294	28,421,692	48,010,937	50,531,923	50,531,923

	Period from
	August 27,
	2004
	(Inception) to
	December 31,	Year Ended December 31,
	2004	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except margin and other operating data)

Other Financial Data
Gross margin	—	15.8%	29.2%	16.6%	0.9%
Operating margin	—	9.7%	18.0%	8.1%	(4.2)%
Net margin	—	8.7%	16.8%	6.2%	(5.7)%
Net cash used in operating activities	(8,180)	(76,582)	(523,061)	(1,020,603)	(674,040)	(98,797)
Other Operating Data
Amount of PV cells produced (including PV cell processing)(in MW)	—	1.0 (1)	26.2 (2)	99.6 (3)	191.5 (4)
Amount of PV modules produced (in MW):	—	5.5	19.6	87.2	177.3
Average selling price (in RMB/W):
PV cells	—	25.80	27.03	21.12	21.36	3.13
PV modules	—	32.34	31.75	28.20	26.77	3.92

Notes:

(1)	Of which 0.9 MW was used in our PV module production.

(2)	Of which 19.9 MW was used in our PV module production.

(3)	Of which 86.9 MW was used in our PV module production.

(4)	Of which 190.5 MW was used in our PV module production.

	As of December 31,
	2004	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	3,525	7,054	1,137,792	272,928	410,901	60,227
Restricted cash	—	22,229	33,822	42,253	88,137	12,919
Accounts receivable (net of allowance for doubtful accounts of RMB Nil, RMB Nil, RMB11,323,000, RMB2,619,000 and RMB2,267,000 (US$332,283) as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively)	—	—	147,834	430,692	319,537	46,836
Inventories-net	4,511	76,819	372,504	728,480	731,708	107,249
Advance to suppliers — net	4,850	61,312	238,178	640,118	1,145,614	167,917
Other current assets	762	20,705	75,525	214,478	481,749	70,612
Deferred tax assets	—	96	3,400	7,793	62,481	7,158
Derivative contracts	—	—	—	—	39,665	5,814
Amount due from related parties	18,000	—	153	920	19	3
Fixed assets-net	292	55,146	207,449	702,884	1,492,575	218,772
Intangible assets-net	—	—	12,897	94,282	212,736	31,182
Total assets	31,940	243,361	2,230,432	3,349,513	5,157,301	755,926
Short-term bank borrowings	—	20,000	379,900	965,002	1,098,832	161,060
Long-term bank borrowings, current portion	—	—	16,000	15,000	30,000	4,397
Accounts payable	2,221	18,794	51,452	141,709	217,026	31,810
Notes payable	—	20,000	14,020	—	39,341	5,766
Accrued expenses and other liabilities	301	22,920	33,619	135,395	189,028	27,707
Customer deposits	—	55,319	17	27,628	9,494	1,392
Deferred tax liabilities	—	—	—	9,038	28,571	4,187
Derivative contracts	—	—	—	—	5,792	849
Amount due to related parties	25	32,658	24,486	92,739	39,766	5,829
Total current liabilities	2,547	169,691	527,066	1,377,473	1,658,080	243,031
Long-term bank borrowings	—	—	15,000	—	170,000	24,918
Minority interests	—	—	10,151	100,420	4,183	613
Total shareholders’ equity	29,393	73,670	1,678,215	1,862,582	2,118,882	310,573
Total liabilities, mezzanine equity and shareholders’ equity	31,940	243,361	2,230,432	3,349,513	5,157,301	755,926

Exchange Rate Information
This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2008, which was RMB6.8225 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 19, 2009, the noon buying rate was RMB6.8360 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period
	End	Average(2)	Low	High

2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7,9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2008
December	6.8225	6.8539	6.8225	6.8842
2009
January	6.8392	6.8360	6.8225	6.8403
February	6.8395	6.8363	6.8241	6.8470
March	6.8329	6.8360	6.8240	6.8438
April	6.8180	6.8304	6.8180	6.8361
May	6.8278	6.8235	6.8176	6.8326
June (through June 19, 2009)	6.8360	6.8337	6.8264	6.8371

Notes:

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors
Risks Related to Our Company and Our Industry
Demand for our PV products has been, and may continue to be, adversely affected by the global financial crisis. The global credit crisis could also make it difficult for our customers and end-users to finance the purchases of our products.
Beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. In particular, the current credit crises, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements.
In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. Due to the global credit crisis, many of our customers and many end-users of our PV products have experienced difficulties in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and they may change their decision or change the timing of their decision to purchase our PV products. As a result, this lack of and increase in the cost of financing have lowered and may continue to lower demand for our PV products and reduce our net revenues. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, the demand for our PV products will increase. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in their future orders for our PV products, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market demand, which could materially and adversely affect our cost of revenues and profitability.
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. The prices in these agreements were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Beginning in the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafer have fallen below the prices we have contracted for with our long-term suppliers and are expected to continue to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier periods of supply shortage. As a result, our inventory write-downs increased from RMB0.8 million in 2007 to RMB413.8 million (US$60.7 million) in 2008.
Due to the significant decrease in prices of silicon and silicon wafers, we have sought to re-negotiate the terms of price, volume, prepayment amount and delivery schedule of all of our existing multi-year supply agreements. While we have in some instances obtained reduced prices and other concessions from several of our suppliers, we cannot assure you that we will be able to obtain reduced prices from all of our suppliers. If the prices of silicon and silicon wafers continue to decrease in the future and we are unable to re-negotiate the prices of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. Furthermore, other PV module manufacturers may be able to purchase silicon and silicon wafers on the spot market at lower prices than those we have contracted for with our suppliers. If the prices we pay for silicon and silicon wafers are significantly higher than the prices paid by our competitors, our competitive cost advantage of producing modules could decrease. Our inability to reduce a key manufacturing cost to the same degree as our competitors could adversely affect our ability to price our products competitively and generate favorable profit margins.

In addition, we may be subject to legal and administrative proceedings if mutual agreement cannot be reached between us and our suppliers. There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings in the near future or at all. Such legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. For example, on June 8, 2009, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, one of our suppliers of silicon wafers, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief.
Furthermore, some of our multi-year supply agreements allow the supplier to invoice us for the full contract amount of silicon or silicon wafers we are obligated to purchase each year, whether or not we actually order the required volume. While we are in the process of re-negotiating the terms of our multi-year supply agreements in anticipation of declined demand for our products, we expect our commitments in connection with our multi-year supply agreements will continue to be significant. In the event we are unable to re-negotiate or fulfill our obligations under our supply agreements, we may be subject to significant inventory build-up and may be required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.
Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. As of December 2006, 2007 and 2008, we had advanced RMB238.2 million, RMB640.1 million and RMB1,145.6 million (US$167.9 million), respectively, to our suppliers. In 2008, we recorded a provision of RMB42.0 million (US$6.2 million) for doubtful collection of advances to suppliers due to non-performance by some of our suppliers, which resulted in the prepayments we made to these suppliers being categorized as unrecoverable. Our claims for such payments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our prepayments. If such suppliers fail to fulfill their delivery obligations under the contracts, our financial condition, results of operations and liquidity could be materially and adversely affected.
We may experience continuing pressure on our profit margins as the average selling price of PV products continues to be pushed down by the decrease in demand for PV products and the rapid declines in the spot market silicon and silicon wafer prices.
Demand for PV products has decreased as a result of the global financial crisis, but the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. Beginning in the fourth quarter of 2008, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling prices of our products started to decline in the fourth quarter of 2008. Our net profit margin decreased from a positive margin of 6.2% in 2007 to a negative margin of 5.7% in 2008. This trend may continue, which could cause our sales and/or our profit margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.

Evaluating our business and prospects may be difficult because of our limited operating history, and our past results may not be indicative of our future performance.
There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began operations in August 2004 and shipped our first PV modules and our first PV cells in February 2005 and November 2005, respectively. With the rapid growth of the PV industry prior to the fourth quarter of 2008, our business has grown and evolved at a rapid rate. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and we may not be able to achieve a similar growth rate in future periods, particularly in light of the significant economic volatility in recent months in our target markets. Therefore, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company with a relatively short operating history in a competitive industry seeking to develop and manufacture new products in a rapidly growing market, and you should not rely on our past results or our historic rate of growth as an indication of our future performance.
Our future success substantially depends on our ability to manage our production effectively and to reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.
Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs, improving manufacturing productivity and processes, and improving product quality. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:
•	our ability to re-negotiate our existing multi-year supply agreements;

•	our ability to maintain our quality level;

•	our ability to adjust inventory levels to respond to rapidly changing market demand;

•	delays and cost overruns in equipment purchases and deliveries;

•	delays or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention and other resources to other matters.
If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.

We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.
We currently sell a substantial portion of our PV products to a limited number of customers. Our five largest customers accounted for an aggregate of 85.4%, 43.0% and 53.2% of our net revenues in 2006, 2007 and 2008, respectively. Most of our large customers are located in Europe, particularly Germany, Spain and Italy. The loss of sales to any one of these customers would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
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
With certain significant customers, we enter into framework agreements that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain sales terms of the framework agreements may be adjusted from time to time. In addition, we have in the past had disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such framework contracts that have required us to re-negotiate these contracts. However, re-negotiation of our framework contracts may not always be in our best interests and disagreements on terms could escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.
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
In 2006, 2007 and 2008, our five largest suppliers supplied in the aggregate 50.9%, 59.0% and 42.0%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Allegations have been made and may be made in the future regarding the quality of our suppliers’ inventories. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Some of our major silicon wafer suppliers failed to fully perform in the past on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.
Until the fourth quarter of 2008, there was an industry-wide shortage of silicon and silicon wafers. If we again experience an industry-wide shortage of silicon and silicon wafers, our failure to obtain sufficient quantities of silicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.
We depend on the timely delivery by our suppliers of silicon and silicon wafers in sufficient volumes. Until the fourth quarter of 2008, there was an industry-wide shortage of silicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient silicon and silicon wafers to us. While we do not believe an industry-wide shortage of silicon and silicon wafers will re-occur in the short term because of current market conditions and the expansion of silicon and silicon wafer manufacturing capacity in recent years, we cannot assure you that market conditions will not again rapidly change. We may experience actual shortages of silicon and silicon wafers or late or failed delivery for the following reasons:
•	the terms of our silicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled as a result of our ongoing re-negotiations with them;

•	there are a limited number of silicon and silicon wafer suppliers, and many of our competitors also purchase silicon and silicon wafers from these suppliers;

•	since we have only been purchasing silicon and silicon wafers for approximately four years, our competitors may have longer and stronger relationship with these suppliers than we do;

•	some of our silicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient silicon or silicon wafers to satisfy their contractual obligations to us;

•	we do not have a long history with our silicon and silicon wafer suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis; and

•	our purchase of silicon and silicon wafers is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.
If we fail to obtain delivery of silicon and silicon wafers in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues. Our failure to obtain the required amounts of silicon and silicon wafers on time and at commercially reasonable prices can substantially limit our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes.

We currently have a significant amount of debt outstanding. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.
The principal amount of our total bank borrowings outstanding was RMB1,298.8 million (US$190.4 million) as of December 31, 2008. In addition, we had RMB1,179.0 million (US$172.8 million) principal amount of convertible notes outstanding as of December 31, 2008. Our debt could have a significant impact on our future operations and cash flow, including:
•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature, as well as our obligations under our 2018 convertible notes;

•	triggering an event of default if we fail to comply with any of our payment or other obligations contained in our debt agreements, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing; and

•	putting pressure on our ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets.
Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We may not be able to generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. The current global liquidity and credit crisis has been having a significant negative impact on our company. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, to sell our assets, to reduce or delay our capital investments, or to seek additional equity or debt financing. The sale of additional equity securities could result in dilution to our ADS holders. The incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations. In addition, the level of our indebtedness and the amount of our interest payments could limit our ability to obtain the financing required to fund future capital expenditures and working capital. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
We typically require a significant amount of cash to fund our operations. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. The principal amount of our total bank borrowings outstanding was RMB1,298.8 million (US$190.4 million) as of December 31, 2008. We cannot assure you that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.
If we are unable to obtain necessary financing in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.
We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
In 2006, 2007 and 2008, a substantial majority of our revenue was generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:
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
Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration, and we may also face competition from semiconductor manufacturers, several of which have already announced their intention to commence production of PV cells and PV modules. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.
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
Our future success also depends on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration, revenue growth and profitability. In addition, such strategic acquisitions, alliances and investments themselves entail significant risks that could materially and adversely affect our business.
We are pursuing expansion into PV system integration services through our subsidiary, Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, and we may pursue upstream silicon feedstock sourcing through strategic partnerships and investments in the future. We may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers and may require significant attention from our management, and the diversion of our management’s attention could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Furthermore, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, our results of operations and our profitability.
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
Our PV modules are typically sold with a two to five years warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2006, 2007 and 2008, our accrued warranty costs for the two to five years warranty against technical defects totaled RMB7.6 million, RMB21.0 million and RMB48.6 million (US$7.1 million), respectively. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations.

In addition, as we purchase the silicon and silicon wafers and other components that we use in our products from third parties. Unlike PV modules, which are subject to certain uniform international standards, silicon and silicon wafers generally do not have uniform international standards, and it is often difficult to determine whether product defects are a result of the silicon or silicon wafers or other components or reasons. Furthermore, the silicon and silicon wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means. Product failures and related adverse publicity may also damage our market reputation and cause our sales to decline.
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
The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Australia, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Certain of these government economic incentives are set to be reduced and may be reduced further, or eliminated. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

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
Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of June 10, 2009, we had eight issued patents and six pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.
Our future success depends substantially on the continued services of some of our directors and key executives. In particular, we are highly dependent upon our directors and officers, including Mr. Yonghua Lu, chairman of our board of directors. Mr. Hanfei Wang, our former director and chief operating officer, died on July 14, 2008. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new directors and officers, particularly those with a significant mix of both international and China-based PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of these directors and executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all of these directors and executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

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
Our recent changes in chief financial officer and chief executive officer may have an adverse effect on the overall operations of our company and the functioning of our financial controls and reporting.
Ms. Amy Jing Liu, our former chief financial officer, left our company at the end of March 2009. We appointed Mr. Terry McCarthy, former chairman of our audit committee, to fill that role on an interim basis until a new chief financial officer can be appointed.
Mr. Henricus Johannes Petrus Hoskens has resigned as chief executive officer, to be effective as of June 30, 2009. Our management committee, including Mr. Yonghua Lu, chairman of our board of directors, John Breckenridge, a managing director of Good Energies II LP, and Ping Peter Xie, our president of China, will actively oversee our day-to-day business activities and our strategic direction until a new chief executive officer can be appointed.
When our new chief financial officer and chief executive officer are appointed, the transition period for our new chief financial officer and chief executive officer may not be smooth and there may be an adverse effect on our overall operations and the functioning of our financial controls and reporting as a result of these changes in management.
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
Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2008 were effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weakness during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, a natural disaster such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts or wars, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. As the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. Although we have obtained business interruption insurance, any business disruption or natural disaster could result in substantial costs and diversion of resources.
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
On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax, or the EIT, which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign-invested enterprises, or FIEs, are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% enterprise income tax rate, whether domestically owned enterprises or FIEs. The EIT also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the EIT, may continue to be enjoyed until the end of the holiday. Jiangsu Linyang Solarfun Co., Ltd., or Linyang China, our wholly owned operating subsidiary in China, was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status will be valid for a period of three years from the date of issuance of the certificate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. Linyang China may not be able to continue to be qualified as a “high and new technology enterprise” in future periods, and our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.
In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Tax Law, the EIT and the related implementing rules, Linyang China was exempted from enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007 and 12.5% in 2008, is being taxed at a reduced rate of 12.5% in 2009, and will be taxed at a rate of 15% in 2010. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax. Furthermore, Linyang China was entitled to a two-year income tax exemption for 2006 and 2007 and is entitled to a reduced tax rate of 12.5% for the following three years on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of the funds we received through the issuances of our series A convertible preference shares in June and August 2006.
Any reduction or elimination of the preferential tax treatments currently enjoyed by us may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our financial condition and results of operations.

Under the EIT, we may be classified as a “Resident Enterprise” of the PRC. Such classification would likely result in negative tax consequences to us and could result in negative tax consequences to our non-PRC enterprise shareholders and ADS holders.
Under the EIT, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT. According to the Implementation Regulations for the EIT of the PRC issued by the State Council on December 6, 2007, de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Substantially all of our operational management is currently based in the PRC and our operating subsidiaries are located in the PRC. As of and for the year ended December 31, 2008, we recorded unrecognized tax benefits of approximately RMB27.4 million (US$4.0 million) because based on our judgment, Solarfun Power Hong Kong Limited, or Solarfun Hong Kong, our wholly owned subsidiary, may be deemed as a PRC tax resident pursuant to the EIT. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, which would have a material adverse effect on our financial condition and results of operation.
In addition, although the EIT provides that dividend income between qualified “resident enterprises” is exempted from the 10% withholding tax, it is still not free of doubt whether we will be considered to be a qualified “resident enterprise” under the EIT. If we are considered a “non-resident enterprise,” dividends paid to us by our subsidiaries in the PRC (through our holding company structure) may be subject to the 10% withholding tax. If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing implementation rules of the EIT, dividends paid by us to our ultimate shareholders, which are “non- resident enterprises” and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.
Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.
Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 17.4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.
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

Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB4.3 million, RMB25.6 million and RMB35.2 million (US$5.2 million) in 2006, 2007 and 2008, respectively. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.
While we started to enter into economic hedging transactions in 2008 to minimize the impact of short-term foreign currency fluctuations on our revenues that are denominated in a currency other than Renminbi, the effectiveness of these transactions may be limited and we may not be able to successfully hedge all of our exposure. Our estimates of future revenues that are denominated in foreign currencies may not be accurate, which could result in foreign exchange losses. Any default by the counterparties to these transactions could also adversely affect our financial condition and results of operations. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
Two of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
As of June 10, 2009, Mr. Yonghua Lu, chairman of our board of directors, and Good Energies II LP owned 14.33% and 32.71%, respectively, of our outstanding share capital. Mr. Lu and Good Energies II LP have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, without the consent of Mr. Lu and Good Energies II LP, we could be prevented from entering into transactions that could be beneficial to us. Mr. Lu and Good Energies II LP may cause us to take actions that are opposed by other shareholders as their interests may differ from those of other shareholders.
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
While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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
SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

New labor laws in the PRC may adversely affect our results of operations.
On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
We face risks related to health epidemics and other outbreaks.
Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. Some Asian countries, including China, encountered incidents of the H5N1 strain of bird flu, or avian flu in 2007 and early 2008. From April 2009, there have been outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including China. Any future outbreak of SARS, avian flu, swine flu or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs may be volatile.
The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to June 19, 2009, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$2.30 per ADS to a high of US$37.64 per ADS.
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
In addition, since the fourth quarter of 2008, the stock market has experienced, and in the future may from time to time continue to experience, extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.
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
Our corporate affairs are governed by our amended and restated memorandum and articles of association as may be amended from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
There is also uncertainty as to whether the courts of the Cayman Islands would:

•	recognize or enforce against us or our directors, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	entertain original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken against management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
You may have difficulty enforcing judgments obtained against us.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.
ITEM 4 INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced operations through Linyang China in August 2004. Linyang China was a 68%-owned subsidiary of Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by

Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006. On May 16, 2007, Linyang BVI established a wholly owned subsidiary, Solarfun Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd., formerly Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd., or Linyang Research Center, respectively, to expand our business into new markets and sectors. We acquired a 52% interest in Yangguang Solar in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Solarfun Power U.S.A. Inc., or Solarfun U.S.A., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interests in Linyang China to Solarfun Power Hong Kong Limited, for a consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Solarfun Power Deutschland GmbH., or Solarfun Deutschland, in Germany to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008.
Our principal executive offices are located at 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China. Our telephone number at this address is (86-513) 8330-7688 and our fax number is (86-513) 8311-0367. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.solarfun.com.cn. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Our capital expenditures were RMB190.0 million, RMB538.5 million and RMB1,169.0 million (US$171.4 million) in 2006, 2007 and 2008, respectively, all of which related primarily to the purchases of manufacturing equipment for the production of PV cells and modules. We expect to incur capital expenditures of RMB90.0 million (US$13.2 million) for 2009, which will be used primarily for quality and safety improvement. We plan to fund the balance of our 2009 capital expenditures substantially with additional bank borrowings and cash from operations.
B. Business Overview
Overview
We are a vertically integrated manufacturer of silicon ingots, PV cells and PV modules in China. We manufacture a variety of silicon ingots, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. We also provide PV cell processing services and PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third party distributors. In 2008, we sold our products to over 40 customers, mostly in Germany, Spain and Italy, as well as several other European countries. We conduct our business in China through our operating subsidiary, Linyang China.
We currently operate 6 monocrystalline PV cell production lines and 6 multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.2% to 17.5% in 2008 and we are now able to process wafers as thin as 180 microns. In addition, we currently operate 40 monocrystalline ingot production furnaces and 48 multicrystalline ingot production furnaces, with up to 280 MW of annual manufacturing capacity.

Our net revenues increased from RMB630.9 million in 2006 to RMB2,395.1 million in 2007 and to RMB4,949.1 million (US$725.4 million) in 2008. Our net income increased from RMB105.9 million in 2006 to RMB148.0 million in 2007, but decreased to net losses of RMB280.5 million (US$41.1 million) in 2008.
Acquisition of Yangguang Solar
Yangguang Solar was founded by Zhongneng PV Technology Development Co., Ltd., or Zhongneng, a polysilicon supply company in China. Zhongneng sold a 70% equity interest in Yangguang Solar to Nantong Linyang Electric Investment Co., Ltd., or Nantong Linyang, a company 70% owned by Yonghua Lu, our founder and chairman and a 30% interest to Jiangsu Qitian Group Co., Ltd., or Qitian Group, in June 2007. On July 31, 2007, we entered into an agreement to acquire a 52% equity interest in Yangguang Solar for a cash consideration of RMB51.3 million from Nantong Linyang. Our purchase of Yangguang Solar in July 2007 had the same price per equity interest and substantially the same terms as Nantong Linyang’s purchase from Zhongneng in June 2007.
On June 23, 2008, we entered into an agreement to acquire the remaining 48% equity interest in Yangguang Solar from Nantong Linyang (as to 18%), Qitian Group (as to 20%), and Jiangsu Guangyi Technology Co., Ltd., or Jiangsu Guangyi (as to 10%), for an aggregate consideration of approximately RMB355.9 million. Upon the completion of this acquisition on August 1, 2008, Yangguang Solar became our 100% owned subsidiary.
Our Products and Services
Our products include silicon ingots, PV cells, PV modules and raw materials. We also provide PV cell processing services and PV module processing services. The table below shows our net revenues derived from the sales of PV cells and PV modules, the provision of PV cells processing services and PV modules processing services and the sale of raw materials, and the percentage contribution of each of these products and services to our net revenues, for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Net	% of Net	Net	% of Net	Net	% of Net
Products and Services	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(RMB)		(RMB)		(RMB)
			(In thousands, except percentages)

Photovoltaic modules	604,317	95.8%	2,209,514	92.3%	4,626,423	93.5%
Photovoltaic cells	7,182	1.1%	52,019	2.2%	253,074	5.1%
Photovoltaic modules processing	—	—	5,876	0.2%	3,229	—
Photovoltaic cells processing	19,408	3.1%	—	—	—	—
Raw materials	—	—	127,726	5.3%	66,342	1.4%

Our Products
PV Cells
A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(EM)	Power (W)

Monocrystalline silicon cell	125 × 125	16.2 – 17.5%	180 – 200	2.41 – 2.73
	156 × 156	16.2 – 17.5%	180 – 200	3.87 – 4.18
Multicrystalline silicon cell	125 × 125	15.0 – 16.0%	180 – 200	2.34 – 2.50
	156 × 156	15.0 – 16.0%	180 – 200	3.64 – 3.88
The key technical efficiency measurement of PV cells is the conversion efficiency rate. In general, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.2% to 17.5% in 2008.
We are now able to process wafers as thin as 180 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.
PV Modules
A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5W to 230W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 160W and 220W. We sell approximately 51% of our PV modules under our proprietary “Solarfun” brand, and approximately 49% of our PV modules under the brand names of our customers.
The following table sets forth the types of PV modules we manufacture with the specifications indicated:

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)
Monocrystalline silicon	1580 × 808 × 45	15	160 – 185
	1494 × 1000 × 45	18	190 – 210
	1652 × 1000 × 50	22	200 – 230

Multicrystalline silicon	1580 × 808 × 45	15	155 – 180
	1494 × 1000 × 45	18	185 – 205
	1652 × 1000 × 50	22	195 – 225
We believe our PV cells and modules are highly competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.
Ingots
We also manufacture monocrystalline ingots through Yangguang Solar, an ingot plant that commenced operations in October 2007. We operate 40 monocrystalline ingot production furnaces and 48 multicrystalline ingot production furnaces, with up to 280 MW of annual manufacturing capacity. All of the ingots manufactured by Yangguang Solar are used for our manufacture of PV cells and PV modules.
In order to further integrate our production upstream, we have purchased and installed 60 units of wire saws equipment, which can be used to slice ingots into wafers, and achieved annual wire sawing capacity of 300MW.

Raw Materials
We enter into arrangements to sell certain amounts of raw materials to our customers. We record the amount of revenue on these arrangements based on the amount received for raw materials sold. Our purchase costs of such raw materials were recorded as raw materials costs within our cost of revenues.
Our Services
We provide PV module processing services to convert PV cells into PV modules on behalf of a third party. For these PV module processing services, we “purchase” PV cells from a customer and at the same time agree to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customer under this processing arrangement is consistent with the amount of PV cells purchased from the customer after factoring in conversion efficiency. We record the amount of revenue from these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. The production costs incurred related to providing the processing services are recorded as PV module processing costs within our cost of revenues.
In 2006, we provided PV cell processing services to convert silicon wafers into PV cells on behalf of third parties, including some of our silicon suppliers. For these PV cell processing service arrangements, we “purchased” raw materials from a customer and at the same time agreed to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customer under these processing arrangements was consistent with the amount of raw materials purchased from the customer. We recorded the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The production costs incurred related to providing the processing services were recorded as PV cell processing costs within our cost of revenues.
Raw Materials Supply Management
Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any disruption of our manufacturing process due to insufficient supply of raw materials. In addition, we are not dependent on any single supplier. The aggregate costs attributable to our five largest raw materials suppliers in 2006, 2007 and 2008 were 50.9%, 59.0% and 42.0%, respectively, of our total raw material purchases.
We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. As of December 31, 2006, 2007 and 2008, we had RMB295.1 million, RMB299.1 million and RMB488.6 million (US$71.6 million), respectively, of raw materials in inventory.
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

We purchase all of our silicon and a significant portion of our ingots and silicon wafers from third-party suppliers. We purchase silicon, ingots and wafers from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. We use ingots manufactured by Yangguang Solar, one of our wholly owned subsidiaries, in our manufacturing process. Currently, our principal silicon suppliers include Hoku Scientific, Inc., or Hoku, E-mei Semiconductor Material Factory, or E-mei, GCL Silicon Technology Holdings Limited, or GCL, Suzhou Jingli Hydrogen-making Equipment Co., Ltd., or Jingli, and WACKER SCHOTT Solar Vertriebs GmbH as well as a major Korean conglomerate and a non-PRC supplier.
We procure a significant portion of our silicon and silicon supplies from suppliers under multi-year supply agreements. The prices in these agreements were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. We procure our remaining silicon and silicon wafer supplies from short-term supply agreements and the spot market.
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we have established supply arrangements with a number of silicon and silicon wafer suppliers, including a ten-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK. In addition, we entered into a supply agreement in June 2006 with E-mei, under which we agreed to make prepayments to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price until our prepayment to E-mei has been fully utilized. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Hong Kong in January 2008.
Beginning in the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafers have fallen below the prices we have contracted for with our long-term suppliers and are expected to continue to decline in 2009. We have sought to re-negotiate the terms of price, volume, prepayment amount and delivery schedule of all of our existing multi-year supply agreements and we have in some instances obtained reduced prices and other concessions from several of our suppliers. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market demand, which could materially and adversely affect our cost of revenues and profitability.”
We acquired a 52% equity interest in Yangguang Solar in July 2007 and acquired the remaining 48% equity interest in August 2008. The key raw material for our production of ingots is polysilicon. We purchase polysilicon primarily from GCL, E-mei and Jingli.

Other Raw Materials
In addition to silicon and silicon wafers, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, we source a significant portion of these raw materials locally. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have made a significant contribution to our profitability since we commenced operations in 2004. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.
Production
We manufacture our PV cells and PV modules through Linyang China, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 69,820 square meters in Qidong, Jiangsu Province, China. We commenced commercial production on our first PV cell production line in November 2005 and currently operate 12 PV cell production lines, each with 30 MW of annual manufacturing capacity.
We manufacture our silicon ingots through Yangguang Solar, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 976,905 square meters. Yangguang Solar commenced its operations in October 2007. We currently operate 40 monocrystalline ingot production furnaces and 48 multicrystalline ingot production furnaces, with up to 280 MW of annual manufacturing capacity.
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

Production Process
The following diagram shows the general production stages for our PV cells:
Rising is the process during which cleaning is performed on silicon waters, followed by treatment of the water surface, which reduces the cells’ reflection of sunlight and improves sunlight capacity. Diffusion is the process during which certain impurities are introduced into the silicon water through a thermal process to enable the formation of an electric field within the PV cell. Fitching is the process that is applied on the border to the waters to prevent direct electrical shorting between the front and the back of each PV cell. Secondary rising is the process during which the water surface is chemically cleaned to remove the silicon dioxide that may have formed on the surface of the water in order to improve the cell’s capacity to absorb sunlight. PECVD is the process which produces a silicon nitride firm on the water’s surface in the front, which improves the PV cells capacity to absorb sunlight. Through the screen-printing process, negative and positive metal , or electrodes, are printed on the front and back surfaces of the PV cell. Silicon and metal electrodes are connected through on electrode firing process in a high temperature. PV cells are tested to determine their electrical performance and based on their rate.
The following diagram shows the production procedures for our PV modules:
Multiple PV cells are interconnected based on the desired electrical configurations through welding. The interconnected cells are them laid out and in a vacuum through a heating process. Through lamination, PV modules are sealed in weatherproof that can withstand high levels of ultraviolet radiation and moisture. Assembled PV modules are packaged in aluminium frames prior to testing. PV modules are tested to determine their electrical performance.

The following diagram shows the general production stages for our ingots:
Melting is the process during which we place reclaimed silicon raw materials into a quartz crucible in a , where the silicon is melted. Crystal seed placing is the process during which a thin crystal seed is dipped into the molten silicon to determine the crystal orientation. Foundation is the process during which the crystal seed is rotated and then slowly extracted from the molten silicon to form a single crystal as the molten silicon and crucible cool. Once the single crystal have been grown to pre-determined specifications, they are surface ground to produce ignots.
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
We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production and sale of our PV modules, the TÜV certification for our PV modules and the UL certification. The TÜV certification is issued by an independent approval agency in Germany to certify our PV modules are qualified for IEC 61215 and safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries. We obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States, which will enable us to sell our products to customers in the United States. We also obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which will enable us to sell our products to customers in Korea.
Capacity Expansion and Technology Upgrade Plans
We currently have 12 PV cell production lines in commercial operation. We currently do not plan to install additional PV cell production lines in 2009. As one of our key strategies, we intend to continuously improve the conversion efficiency of our solar products.
The expansion plans and capacities indicated above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. We plan to finance these expansion plans with proceeds from our convertible notes offering, additional borrowings from third parties and cash from operations.

Sales and Distribution
We sell our PV modules through distributors and directly to system integrators. We do not sell our products to end users. Our customers include prominent international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules. Customers that accounted for a significant portion of our total net revenues in 2008 included Schüco, EDF Energies Nouvelles, ISOLUX INGENIERIA S.A., Conergy and Ecostream Switzerland GmbH.
Details of the customers accounting for more than 10% of our net revenue in 2006, 2007 and 2008 are as follows:

	Year Ended December 31,
	2006		2007		2008
	Net		Net		Net	Net
	Revenues	% of Net	Revenues	% of Net	Revenues	Revenues	% of Net
	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Schüco	*	*	*	*	1,099,736	161,193	22.2%
Solar Projekt Energysystem GmbH	70,409	11.2%	300,742	12.6%	*	*	*
S.E. Project S.R.L.	203,133	32.2%	*	*	*	*	*
Social Capital S.L.	175,939	27.9%	*	*	*	*	*
Suntaics	54,856	8.7%	*	*	*	*	*
Notes:

*	Less than 10%
In 2006, 2007 and 2008, 15.8%, 47.9% and 57.4%, respectively, of our sales were made to distributors and 82.6%, 52.1% and 42.6%, respectively, of our sales were made to system integrators. We currently work with a limited number of distributors that have specific expertise and capabilities in a given market segment or geographic region. We have established two wholly owned subsidiaries, namely Solarfun U.S.A. and Solarfun Deutschland, to expand our sales in these markets. In the United States, we sell our products directly to installers, rather than selling to distributors, for better margin. Solarfun Deutschland was established in February 2008 to promote our products in Europe. We plan to further expand our distribution network by actively exploring opportunities to develop additional distributor relationships in other markets and geographic regions, such as Spain, Italy and Austria.
Our products and services are primarily provided to European customers and, to a lesser extent, to Chinese customers. The following table sets forth our net revenues by geographic region, and the percentage contribution of each of these regions to our net revenues, for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Net		Net		Net	Net
	Revenues	% of Net	Revenues	% of Net	Revenues	Revenues	% of Net
Region	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Germany	197,728	31.4%	1,195,788	49.9%	2,637,434	386,579	53.3%
Spain	179,139	28.4%	584,525	24.4%	1,246,305	182,676	25.2%
PRC	36,219	5.7%	200,615	8.4%	329,153	48,245	6.6%
Italy	204,715	32.4%	92,900	3.9%	119,272	17,482	2.4%
Others	13,106	2.1%	321,307	13.4%	616,904	90,422	12.5%

Total	630,907	100.0%	2,395,135	100.0%	4,949,068	725,404	100.0%

We have also diversified our customer base since 2006. In 2008, we shipped our products to over 40 customers. In 2006, 2007 and 2008, customers accounting for 10.0% or more of our net revenues collectively accounted for approximately 71.2%, 12.6% and 22.2% of our net revenues, respectively, and sales to our largest customer accounted for approximately 32.2%, 12.6% and 22.2% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.
Warranty
We provide a two to five years warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international sales team. We provided RMB6.0 million, RMB23.1 million and RMB46.6 million (US$6.8 million) in warranty costs for the two to five years warranty against technical defects in 2006, 2007 and 2008, respectively.
Intellectual Property and Proprietary Rights
Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.
As of June 10, 2009, we had been granted eight patents by the State Intellectual Property Office of China and had six patent applications pending in China. Our issued and pending patent applications relate primarily to process technologies for manufacturing PV cells.
We have registered “Solarfun,” our trademark for our PV cells and modules, with the China Trademark Office. We are also in the process of registering “Solarfun” and our Solarfun logo in the European Union, Australia and Singapore.
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

Our main overseas competitors are, among others, BP Solar, Gintech Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. Our primary competitors in China include Suntech Power Holdings Co., Ltd., JA Solar Holdings Co., Ltd., Trina Solar Ltd., Baoding Tianwei Yingli New Energy Resources Co., Ltd. and China Sunergy Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and design and produce upstream silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon wafers.
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
Insurance
We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies. We also maintain business interruption insurance and product liability insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, our existing insurance policies may not be sufficient to insulate us from all losses and liabilities that we may incur.
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
China’s Ministry of Construction also issued a directive in June 2005 that sought to expand the use of solar energy in residential and commercial buildings and encouraged the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 that set forth principles with regard to the conservation of energy resources and the development and use of solar energy in the western part of China, which has not been covered by electricity transmission grids and rural areas.
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
On March 3, 2008, the NDRC issued the “11th Five-Year Plan for the Development of Energy Resources,” which announced the PRC government’s support for the development of renewable energy resources in China, including solar power.
On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline PV products, more than 14% conversion efficiency for multicrystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of building with PV and the technology of PV products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.
On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of PV components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of PV components onto building rooftops and wall surfaces.

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
Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Tax Law and the related implementing rules, foreign invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax) prior to January 1, 2008. The FIE Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitled to reduced tax rates, namely: (1) in coastal open economic zones, the tax rate applicable to production-oriented foreign-invested enterprises was 24%; (2) in special economic zones, the rate is 15%; and (3) certified high and new technology enterprises incorporated and operated in economic and technology development zones determined by the State Council might enjoy a 50% reduction from the applicable rate.
On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulation of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Linyang China was approved to be qualified as a “high and new technology enterprise” on October 21, 2008.

In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, Linyang China was exempted from state and local enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007 and 12.5% in 2008, is being taxed at a reduced rate of 12.5% in 2009, and will be taxed at a rate of 15% in 2010. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and is entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar and Shanghai Linyang, were subject to an enterprise income tax rate of 33% for the years of 2006 and 2007, and are subject to a rate of 25% from 2008 onwards.
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
C. Organizational Structure
The diagrams below set forth the entities directly or indirectly controlled by us as of June 25, 2009.
(1)	The other shareholders of Shanghai Linyang are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, our independent director, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.

(2)	Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. is formerly named Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd. It changed its name on April 9, 2007.

D. Property, Plant and Equipment
Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of 73,938 square meters, which expire in 2054 or 2056. We own office and manufacturing facilities for a total gross floor area of 49,820 square meters. Furthermore, on November 17, 2007, we entered into an investment agreement with the local government of Qidong under which we agreed to acquire the land use rights for a total area of approximately 184,667 square meters for a consideration of RMB55.4 million. Pursuant to the investment agreements, we agreed to contribute US$50.0 million to Linyang China as additional registered capital, part of which will be used to purchase the land use right, and the rest will be used for the construction of Linyang Industrial Park. In addition, Yangguang Solar holds the land use rights for a total area of approximately 976,905 square meters. We also leased a gross floor area of approximately 1,500 square meters for our Linyang PV Research and Development Center in Shanghai in May 2006, which will expire in May 2011. In August 2006, we leased an office of 800 square meters for administration and international business in Shanghai. In 2006, 2007 and 2008, our rental expenses were approximately RMB0.4 million, RMB3.7 million and RMB6.3 million (US$0.9 million), respectively.
We currently operate 12 PV cell manufacturing lines with an annualized aggregate capacity of 360 MW. We also operate 40 monocrystalline ingot production furnaces and 48 multicrystalline ingot production furnaces, with up to 280 MW of annual manufacturing capacity.
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
ITEM 4A UNRESOLVED STAFF COMMENTS
None.
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with the rest of this annual report, including the consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.
A. Operating Results
Overview
We are a vertically integrated manufacturer of silicon ingots, PV cells and PV modules in China. We manufacture a variety of silicon ingots, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. We also provide PV cell processing services and PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third party distributors.
We commenced operations on August 27, 2004 through Linyang China. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of Linyang China. In anticipation of our initial public offering, we incorporated Solarfun in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang BVI in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006 from Linyang Electronics and the three other shareholders of Linyang China for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. On May 16, 2007, Linyang BVI established a wholly owned subsidiary, Solarfun Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang, Sichuan Jiayang and Linyang Research Center, respectively, to expand our business into new markets and sectors. We acquired a 52% equity interest in Yangguang Solar in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Solarfun U.S.A., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interests in Linyang China to Solarfun Hong Kong for a consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Solarfun Deutschland in Germany, to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008.
We operate and manage our business as a single segment. We currently operate six monocrystalline PV cell production lines and six multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. We produced 26.2 MW, 99.6 MW and 191.5MW of our PV products (including PV cell and PV module processing) in 2006, 2007 and 2008, respectively. The average selling price of our PV modules was RMB31.75, RMB28.20 and RMB26.77 (US$3.92) per watt in 2006, 2007 and 2008, respectively. In 2006, 2007 and 2008, approximately 94.3%, 91.6% and 93.4%, respectively, of our net revenues were attributable to sales to customers outside of the PRC. Moreover, in 2006, 2007 and 2008, customers accounting for more than 10% of our net revenues accounted in the aggregate for 71.2%, 12.6% and 22.2%, respectively, of our net revenues. Our products and services are primarily provided to European customers under our proprietary “Solarfun” brand.
Our net revenues increased from RMB630.9 million in 2006 to RMB2,395.1 million in 2007 and to RMB4,949.1 million (US$725.4 million) in 2008. Our net income increased from RMB105.9 million in 2006 to RMB148.0 million in 2007, but decreased to net losses of RMB280.5 million (US$41.1 million) in 2008.
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
Key Factors Affecting Our Financial Performance
The most significant factors affecting our financial performance are:
•	industry demand;

•	average selling price of our PV products;

•	price and availability of silicon and silicon wafers;

•	manufacturing capacity; and

•	process technologies.

Industry Demand
Our business and revenue growth depends on PV industry demand. There has been a significant growth of the PV market in the past decade. However, beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. In particular, the current credit crises, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Many of our customers have experienced difficulty in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and our customers may change their decision or change the timing of their decision to purchase our products. As a result, this lack of and increase in the cost of financing have lowered and may continue to lower demand for our products and reduced our net revenues. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in their future orders for our products, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Average Selling Price of Our PV Products
PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs, including the costs of silicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.
We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling prices of our products started to decline in the fourth quarter of 2008. The average selling price per watt of our PV modules decreased from RMB31.75 in 2006 to RMB28.20 in 2007, and to RMB26.77 (US$3.92) in 2008. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend. We expect that the prices of PV products will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of silicon and silicon wafers.
Price and Availability of Silicon and Silicon Wafers
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant price increases. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. Silicon and silicon wafers secured through such multi-year supply agreements provided a substantial portion of our silicon and silicon wafer needs in 2008, and we expect these contracts will provide a significant portion of our anticipated silicon and silicon wafer needs for 2009. The prices in these agreements were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Beginning in the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafer prices have fallen below the price we have contracted for with our long-term suppliers and are expected to continue to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier period of supply shortage. As a result, our inventory write-downs increased from RMB0.8 million in 2007 to RMB413.8 million (US$60.7 million) in 2008.

Due to the significant decrease in prices of silicon and silicon wafers, we have sought to re-negotiate the terms of price, volume, prepayment amount and delivery schedule of all of our existing multi-year supply agreements. If we are unable to re-negotiate the prices of our existing multi-year supply agreements and the prices of silicon and silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected.
We have historically also acquired a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year and spot market purchases. The prices we pay for silicon and silicon wafers pursuant to short-term supply arrangements and spot market purchases vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations. Most of our short-term supply arrangements have expired pursuant to their terms, and due to our expectations of market conditions, we anticipate fulfilling any needs for silicon and silicon wafers in excess of the volumes to be delivered under our multi-year supply agreements through purchases on the spot market, rather than through new short-term supply arrangements.
Manufacturing Capacity
Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we have significantly expanded, our manufacturing capacity in recent years. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenues, and by lowering our manufacturing costs as a result of increased economies of scale.
Until the fourth quarter of 2008, we had been attempting to maximize the utilization of our available manufacturing capacity as it comes on-line, so as to allow us to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. As we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline, which could negatively impact our gross profit. However, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.
We have expanded rapidly our manufacturing capacity since our establishment in August 2004. We produced 26.2 MW (including PV cell processing), 99.6 MW and 191.5 MW of our PV products in 2006, 2007 and 2008, respectively. We currently operate 12 PV cell manufacturing lines with an annualized aggregate capacity of 360 MW. We also operate 40 monocrystalline ingot production furnaces and 48 multicrystalline ingot production furnaces, with up to 280 MW of annual manufacturing capacity.
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

We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.2% to 17.5% in 2008 and we are now able to process wafers as thin as 180 microns. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.
Net Revenues
We currently generate a substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials to third parties.
The following table sets forth the net revenues from our principal products and services and as a percentage of our net revenues for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	Amount	% of Net	Amount	% of Net	Amount		% of Net
	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Net revenues:
Photovoltaic modules	604,317	95.8%	2,209,514	92.3%	4,626,423	678,113	93.5%
Photovoltaic cells	7,182	1.1%	52,019	2.2%	253,074	37,094	5.1%
Raw materials	—	—	127,726	5.3%	66,342	9,724	1.4%
Photovoltaic modules processing	—	—	5,876	0.2%	3,229	473	—
Photovoltaic cells processing	19,408	3.1%	—	—	—	—	—

Total	630,907	100.0%	2,395,135	100.0%	4,949,068	725,404	100.0%
We commenced manufacturing and selling PV modules in February 2005, and had net revenues of RMB604.3 million, RMB2,209.5 million and RMB4,626.4 million (US$678.1 million) in 2006, 2007 and 2008, respectively.
We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2006, 2007 and 2008, our net revenues from the sale of PV cells was RMB7.2 million, RMB52.0 million and RMB253.1 million (US$37.1 million), respectively.
We began to provide PV module processing services to produce PV modules from PV cells provided by our customers in 2007. We recorded the amount of net revenues on PV module processing transactions based on the amount received from a customer for PV modules sold less the amount paid for PV cells purchased from the same customer. We recorded RMB5.9 million and RMB3.2 million (US$0.5 million) as our net revenues from PV module processing services in 2007 and 2008, respectively.

In 2006, we provided services to certain of our silicon wafer suppliers to process their silicon wafers into PV cells. We recorded the amount of net revenues on PV cell processing transactions based on the amount received from a customer for PV cells sold less the amount paid for silicon wafers purchased from the same customer. We recorded RMB19.4 million as our net revenues from PV cell processing services in 2006. We provided these services only on a selective basis to maintain relationships with certain of our silicon wafer suppliers and did not provide these services in 2007 and 2008.
In providing PV cell and PV module processing services, in the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our net revenues.
In 2007 and 2008, a portion of our net revenues was derived from sale of certain amount of raw materials to our customers. We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
We currently depend on a limited number of customers for a high percentage of our net revenues. In 2006, 2007 and 2008, customers accounting for more than 10% of our net sales accounted for an aggregate of 71.2%, 12.6% and 22.2%, respectively, of our net revenues. From a geographic standpoint, Europe, particularly Germany, has been our largest market. In 2006, 2007 and 2008, our sales to European customers accounted for 94.3%, 88.6% and 93.3%, respectively, of our net revenues, with German customers accounting for 31.4%, 49.9% and 53.3%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing European PV markets, such as Spain, Italy, Norway and Netherlands.
Sales to our customers are typically made through non-exclusive, short-term arrangements. Before the beginning of 2009, we generally required payment of deposits of a certain percentage of the contract price from our customers which we recorded under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenues. In line with market trends, this practice of requiring our customers to make payment of deposits is on the decline. As of December 31, 2006, 2007 and 2008, we had received deposits of RMB0.02 million, RMB27.6 million and RMB9.5 million (US$1.4 million), respectively.
Cost of Revenues and Operating Expenses
Cost of Revenues
The following table sets forth our cost of revenues and operating expenses and these amounts as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	Amount	% of Net	Amount	% of Net	Amount		% of Net
	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Cost of revenues	(446,530)	70.8%	(1,997,355)	83.4%	(4,905,147)	(718,966)	99.1%

Operating expenses:
Selling expenses	(11,883)	1.9%	(62,777)	2.6%	(87,913)	(12,886)	1.8%
General and administrative expenses	(52,214)	8.3%	(113,756)	4.8%	(143,340)	(21,010)	2.9%
Research and development expenses	(6,523)	1.0%	(27,440)	1.1%	(19,679)	(2,884)	0.4%

Total	(70,620)	11.2%	(203,973)	8.5%	(250,932)	(36,780)	5.1%

Our cost of revenues includes the cost of raw materials used for our PV module and PV cell production and PV cell and PV modules processing, such as silicon and silicon wafers, and other direct raw materials and components, including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. The costs relating to providing the PV cell and PV modules processing services were recorded as service processing costs within cost of revenues. We expect the cost of silicon and silicon wafers, our primary raw material for the manufacturing of PV products, will continue to constitute a substantial portion of our cost of revenues in the near future.
Other items contributing to our cost of revenues are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, shipping and handling costs for products sold, and other support expenses associated with the manufacturing of our PV products and depreciation and amortization of manufacturing equipment and facilities.
We expect our cost of revenues to increase as we increase our production volume. Future increases in our suppliers’ cost of silicon wafers as well as the potential increase in shipping costs for our PV products may also contribute to higher cost of revenues.
Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2006, 2007 and 2008, our inventory of raw materials totaled RMB295.1 million, RMB299.1 million and RMB488.6 million (US$71.6 million), respectively, of which RMB278.2 million, RMB197.8 million and RMB353.3 million (US$51.8 million), respectively, represented silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements, we may not be able to recover such prepayments and would suffer losses.
Operating Expenses
Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.
Selling Expenses
Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. In 2006, 2007 and 2008, our selling expenses were RMB11.9 million, RMB62.8 million and RMB87.9 million (US$12.9 million), respectively. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future.

We provide a two to five years warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2006, 2007 and 2008, our accrued warranty costs for the two to five years warranty against technical defects totaled RMB7.6 million, RMB21.0 million and RMB48.6 million (US$7.1 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In 2006, 2007 and 2008, we provided RMB6.0 million, RMB23.1 million and RMB46.6 million (US$6.8 million), respectively, in warranty costs.
General and Administrative Expenses
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance and share compensation expenses. In 2006, 2007 and 2008, our general and administrative expenses were RMB52.2 million, RMB113.8 million and RMB143.3 million (US$21.0 million), respectively. We currently implement strict expense controls targeted at reducing general and administrative expenses.
Research and Development Expenses
Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purpose, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. In 2006, 2007 and 2008, our research and development expenses were RMB6.5 million, RMB27.4 million and RMB19.7 million (US$2.9 million), respectively. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will be similar or will increase in absolute terms in the future.
Share Compensation Expenses
We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2008, options to purchase 6,826,900 ordinary shares have been granted and were outstanding under this plan.
We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2008, options to purchase 4,557,900 ordinary shares have been granted and were outstanding under this plan.
In 2006, we recorded share compensation expenses of RMB10.3 million, which was reflected entirely in our general and administrative expenses for that period, relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman, at less than fair market value by other shareholders of our company, a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million which related to stock options granted on November 30, 2006 under our 2006 share option plan. In 2007 and 2008, we recorded RMB29.6 million and RMB34.8 million (US$5.1 million), respectively, as share compensation expenses.

Taxation
PRC Enterprise Income Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33%, consisting of 30% state enterprise income tax and 3% local enterprise income tax prior to January 1, 2008. The FIE Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitled to reduced enterprise income tax rates, namely, in coastal open economic areas, the tax rate applicable to production-oriented foreign- invested enterprises was 24%; in special economic zones, the rate was 15%. Linyang China is a foreign-invested production-oriented enterprise established in Qidong, Nantong City, a coastal open economic area. In addition, according to the FIE Tax Law, local governments at the provincial level were authorized to waive or reduce the 3% local income tax on foreign-invested enterprises that operate in an encouraged industry.
On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Linyang China was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. In December 6, 2007, China issued implementation regulations regarding the EIT. Further details regarding implementation of the EIT are expected to be promulgated by the PRC government in the form of additional implementation regulations and the timing of the issuance of such additional implementation regulations is currently unclear.
In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, Linyang China was exempted from state and local enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007 and 12.5% in 2008, is being taxed at a reduced rate of 12.5% in 2009, and will be taxed at a rate of 15% in 2010. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and is entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar and Shanghai Linyang, were subject to an enterprise income tax rate of 33% for the years of 2006 and 2007, and are subject to a rate of 25% from 2008 onwards.

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
More specifically, our sales arrangements are evidenced by either frame sales agreements and/or by individual sales agreements for each transaction. The shipping terms of our sales arrangements are generally “free-on-board” shipping point, whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to our customers. The product sales price agreed to at the order initiation date is final and not subject to adjustment. We do not accept sales returns and do not provide customers with price protection. Generally, our customers provide letters of credit in the amount of the full product sales price prior to shipment. We assess customer’s creditworthiness before accepting sales orders. Historically, we have not experienced any significant credit losses related to sales. Based on the above, we record revenue related to product sales upon transfer of title, which in almost all cases occurs upon delivery of the product to the shipper.
In the event we pay the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. We record the shipping costs incurred in our cost of revenues.
We periodically enter into two types of processing service arrangements: a) processes raw materials into PV cells and b) process PV cells into PV modules. For these service arrangements, we “purchases” raw material (PV cells) from a customer and contemporaneously agree to “sell” a specified quantity of PV cells (PV modules) back to the same customer. The quantity of PV cells (PV modules) sold back to the customers under these processing arrangements is consistent with the amount of raw materials (PV cells) purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force, or EITF, Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” we record the amount of revenue on these processing transactions based on the amount received for PV cells (PV modules) sold less the amount paid for the raw materials (PV cells) purchased from the customer. The revenue recognized is recorded as PV cells (PV module) processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells (PV module) processing costs within our cost of revenues. These sales are subject to all of the above-noted accounting policy relating to revenue recognition.

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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized as of December 31, 2006, 2007 and 2008 amounted to approximately RMB0.4 million, RMB6.9 million and RMB22.5 million (US$3.3 million), respectively.
Warranty Costs
Our standard warranty on PV modules sold to customers provides for a two to five years warranty against technical defects, a 10-year limited warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year limited warranty against a decline from initial power generation capacity of more than 20%. We consider various factors in determining the likelihood of product defects, including our quality controls, technical analyses, industry information on comparable companies and our own experience. Based on those considerations and our ability and intention to provide refunds for defective products, we have accrued for warranty costs for the two to five years warranty against technical defects based on 1% of revenue derived from the sales of our PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year limited warranties because we have determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and the quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on our actual experience. Based on our review of the historical warranty accrual, we have reversed approximately RMB Nil, RMB1.5 million and RMB Nil relating to expired warranty accrual in 2006, 2007 and 2008. Apart from our standard warranty, we do not provide any other warranty coverage.

Impairment of Long-Lived Assets
We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset group may not be recoverable. Such a determination of recoverability requires a careful analysis of all relevant factors affecting the assets or asset group and involves significant judgment on the part of our management. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. The estimation of future undiscounted net cash flows requires significant judgments regarding such factors as future silicon prices, production levels and PV product prices. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over fair value. We performed an impairment test with regard to our fixed assets and intangible assets as of December 31, 2008 and no impairment loss was identified.
Goodwill
We account for goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. We conduct impairment test on an annual basis and, in addition, if we notice any indication of impairment, we conduct such test immediately.
The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units.
We conducted an impairment test as of December 31, 2008 and no impairment loss was identified. We will continue to closely monitor the projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.
Financial Instruments — Currency Derivative Contracts
Our derivative instruments are principally used to manage currency exchange rate risk and are not used for speculative or trading purposes. Accounting for derivative instruments requires significant estimates and judgments relating to measuring the fair values of the derivative instruments. As of December 31, 2008, notional amounts of Euro 169 million and US$57 million were outstanding under these foreign currency derivative contracts. We record these derivative instruments as current assets or current liabilities, measured at fair value. We estimate the fair value of these foreign currency derivative instruments using a pricing model based on market observable inputs, which include mark-to-market forward rates at each balance sheet date, spot foreign exchange rates at each balance sheet date, and strike foreign exchange rates and maturity terms of our foreign currency derivative instruments.

Share-based Compensation
We account for the share options granted under our 2006 share option plan and our 2007 equity incentive plan in accordance with SFAS No. 123(R) “Share-Based Compensation.” In accordance with SFAS No. 123(R), all grants of share options are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.
With the assistance of an independent third party valuer, we have applied the Black-Scholes Option valuation model in determining the fair value of the options granted before January 1, 2008. We estimate expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.
For share options and restricted stock units granted after January 1, 2008, the fair value of each grant is estimated on the date of grant using a binomial-lattice model. Similar to the Black-Scholes model, the binomial-lattice option model takes into account variables such as expected volatility, dividend yield, and risk-free interest rates. Risk-free interest rates are based on zero coupon U.S. risk-free rates for the terms consistent with the expected life of the award at the time of grant. Expected life is computed based on our estimation of exercise patterns which we believe are representative of future behavior. Expected dividend yield is determined based on our historical dividend payout rate.
In addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.
Accounting for Income Taxes and Uncertain Income Tax Positions
We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
On January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes,” or FIN 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of the benefit that is more likely than not to be realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustment to the opening balance of our retained earnings as of January 1, 2007, nor did it have any impact on our financial statements for the year ended December 31, 2007. As of and for the year ended December 31, 2008, we recorded unrecognized tax benefits of approximately RMB27.4 million (US$4.0 million) because based on our judgment, Solarfun Hong Kong, our wholly owned subsidiary, may be deemed as a PRC tax resident pursuant to the EIT.
Our accounting policy for interest and/or penalties related to underpayments of income taxes is to include interest in interest expense and penalties in other operating expenses. No such amounts have been incurred or accrued by us through December 31, 2008. Based on existing PRC tax regulations, the tax returns of Linyang China, Shanghai Linyang and Linyang Research Center for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 remain subject to examination by the tax authorities.

Advance to Suppliers
Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits were required in order to secure supply of silicon during the period of supply shortage. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenues will be recorded in the period in which a loss is incurred. We recorded a charge to cost of revenues of approximately RMB Nil, RMB Nil and RMB42.0 million (US$6.2 million) in 2006, 2007 and 2008, respectively, to reflect the probable loss arising from the non-performance by certain of our suppliers.
Consolidated Results of Operations
The following table sets forth our summary consolidated statement of income for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	(In RMB	% of Net	(In RMB	% of Net	(In RMB	(In US$	% of Net
	Thousands)	Revenues	Thousands)	Revenues	Thousands)	Thousands)	Revenues

Consolidated Statement of Income Data
Net revenues
Photovoltaic modules	604,317	95.8%	2,209,514	92.3%	4,626,423	678,113	93.5%
Photovoltaic cells	7,182	1.1%	52,019	2.2%	253,074	37,094	5.1%
Raw materials	—	—	127,726	5.3%	66,342	9,724	1.4%
Photovoltaic modules processing	—	—	5,876	0.2%	3,229	473	—

Photovoltaic cells processing	19,408	3.1%	—	—	—	—	—
Total net revenues	630,907	100.0%	2,395,135	100.0%	4,949,068	725,404	100.0%
Cost of revenues
Photovoltaic modules	(434,493)	(68.9)%	(1,835,702)	(76.6)%	(4,179,156)	(612,555)	(84.4)%
Photovoltaic cells	(5,983)	(0.9)%	(48,701)	(2.1)%	(241,882)	(35,454)	(4.9)%
Raw materials	—	—	(110,123)	(4.6)%	(69,112)	(10,129)	(1.4)%
Photovoltaic modules processing	—	—	(2,014)	(0.1)%	(1,208)	(177)	—

Photovoltaic cells processing	(6,054)	(1.0)%	—	—	—	—	—
Write-downs of inventory	—	—	(815)	—	(413,789)	(60,651)	(8.4)%
Total cost of revenues	(446,530)	(70.8)%	(1,997,355)	(83.4)%	(4,905,147)	(718,966)	(99.1)%
Gross profit	184,377	29.2%	397,780	16.6%	43,921	6,438	0.9%

	Year Ended December 31,
	2006		2007		2008
	(In RMB	% of Net	(In RMB	% of Net	(In RMB	(In US$	% of Net
	Thousands)	Revenues	Thousands)	Revenues	Thousands)	Thousands)	Revenues

Operating expenses
Selling expenses	(11,883)	(1.9)%	(62,777)	(2.6)%	(87,913)	(12,886)	(1.8)%
General and administrative expenses	(52,214)	(8.3)%	(113,756)	(4.8)%	(143,340)	(21,010)	(2.9)%
Research and development expenses	(6,523)	(1.0)%	(27,440)	(1.1)%	(19,679)	(2,884)	(0.4)%

Total operating expenses	(70,620)	(11.2)%	(203,973)	(8.5)%	(250,932)	(36,780)	(5.1)%
Operating profit (loss)	113,757	18.0%	193,807	8.1%	(207,011)	(30,342)	(4.2)%
Interest expenses	(8,402)	(1.3)%	(25,978)	(1.1)%	(103,146)	(15,119)	(2.1)%
Interest income	1,326	0.2%	16,244	0.7%	10,004	1,466	0.2%
Exchange losses	(4,346)	(0.7)%	(25,628)	(1.1)%	(35,230)	(5,164)	(0.7)%
Other income	902	0.1%	1,507	0.1%	15,018	2,201	0.3%
Other expenses	(836)	(0.1)%	(9,670)	(0.4)%	(25,604)	(3,752)	(0.5)%
Changes in fair value of foreign currency derivatives	(163)	—	—	—	83,090	12,179	1.7%
Government grants	852	0.1%	2,089	0.1%	3,480	510	—

Income (loss) before income taxes and minority interest	103,090	16.3%	152,371	6.4%	(259,399)	(38,021)	(5.3)%
Income tax benefit (expense)	3,132	0.5%	(7,458)	(0.3)%	(6,519)	(956)	(0.1)%
Minority interests	(301)	—	3,124	0.1%	(14,573)	(2,136)	(0.3)%

Net income (loss)	105,921	16.8%	148,037	6.2%	(280,491)	(41,113)	(5.7)%
Dividend paid to preference shareholders	(7,226)	(1.1)%	—	—	—	—	—

Net income (loss) attributable to ordinary shareholders	98,695	15.7%	148,037	6.2%	(280,491)	(41,113)	(5.7)%

2008 Compared to 2007
Net Revenues
Our total net revenues increased by 106.6% to RMB4,949.1 million (US$725.4 million) in 2008 from RMB2,395.1 million in 2007. The increase was due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products during the first nine months of 2008. Our net revenues derived from our PV module business increased by 109.4% to RMB4,626.4 million (US$678.1 million) in 2008 from RMB2,209.5 million in 2007. Our PV module sales volume increased by 120.4% to 172.8 MW in 2008 from 78.4 MW in 2007. The increase in sales volume was partially offset by the decrease in the average selling price of our PV modules of RMB26.77 (US$3.92) per watt in 2008 from RMB28.20 per watt in 2007. In 2008, we derived 93.5% of our total net revenues from the sale of PV modules, compared to 92.3% in 2007.
Cost of Revenues and Gross Profit
Our cost of revenues increased by 145.6% to RMB4,905.1 million (US$719.0 million) in 2008 from RMB1,997.4 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the sales volume of our PV products and, to a lesser extent, increases of unit costs of silicon and silicon wafers. In particular, the costs associated with PV module production increased by 127.7% to RMB4,179.2 million (US$612.6 million) in 2008 from RMB1,835.7 million in 2007, due to a significant increase in raw material costs as the sales volume of our PV modules increased in 2008. Cost of revenues as a percentage of our total net revenues increased to 99.1% in 2008 from 83.4% in 2007, due primarily to our inventory write-downs in the amount of RMB413.8 million (US$60.7 million) in 2008 as a result of the decrease of silicon and silicon wafer prices in the fourth quarter of 2008.
As a result of the foregoing, our gross profit decreased by 89.0% to RMB43.9 million (US$6.4 million) in 2008 from RMB397.8 million in 2007. Our gross profit margin decreased to 0.9% in 2008 from 16.6% in 2007 primarily because the increases in raw material costs outpaced the increases of the selling prices of our products and due to our inventory write-downs of RMB413.8 million (US$60.7 million) in 2008.
Operating Expenses and Operating Profit
Our operating expenses increased by 23.0% to RMB250.9 million (US$36.8 million) in 2008 from RMB204.0 million in 2007. The increase in our operating expenses was due primarily to increases in our general and administrative expenses and selling expenses. Our operating expenses as a percentage of our total net revenues decreased to 5.1% in 2008 from 8.5% in 2007.
Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits for our sales and marketing personnel. Our selling expenses increased by 40.0% to RMB87.9 million (US$12.9 million) in 2008 from RMB62.8 million in 2007, due primarily to the increase in our sales volume and our hiring of sales personnel in a variety of locations. Selling expenses as a percentage of our total net revenues decreased to 1.8% in 2008 from 2.6% in 2007.
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including, among others, consumables, traveling expenses, insurance and share compensation expenses for our administrative personnel. Our general and administrative expenses increased by 25.9% to RMB143.3 million (US$21.0 million) in 2008 from RMB113.8 million in 2007, due primarily to the increase in our headcount, which resulted in an increase in salaries and benefits of our administrative staff. General and administrative expenses as a percentage of our total net revenues decreased to 2.9% in 2008 from 4.8% in 2007.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses decreased to RMB19.7 million (US$2.9 million) in 2008 from RMB27.4 million in 2007. The decrease was due primarily to our lower spending on purchases of materials used for research and development purposes. Research and development expenses as a percentage of our total net revenues decreased to 0.4% in 2008 from 1.1% in 2007.
As a result of the foregoing, our operating loss was RMB207.0 million (US$30.3 million) in 2008, compared to an operating profit of RMB193.8 million in 2007. Our operating profit margin decreased to a negative margin of 4.2% in 2008 from a positive margin of 8.1% in 2007.
Interest Income (Expenses), Exchange Losses, Other Income (Expenses), Changes in Fair Value of Foreign Currency Derivatives and Government Grants
We generated interest income of RMB10.0 million (US$1.5 million) and at the same time incurred interest expenses of RMB103.1 million (US$15.1 million) in 2008, compared to interest income of RMB16.2 million and interest expenses of RMB26.0 million in 2007. The increase in interest expenses was due primarily to our increased bank borrowings and the issuance of the convertible notes in 2008.
We incurred exchange losses of RMB35.2 million (US$5.2 million) in 2008, compared to exchange losses of RMB25.6 million in 2007, primarily due to the appreciation of the Renminbi against Euro and the U.S. dollar.
Our other income increased to RMB15.0 million (US$2.2 million) in 2008 from RMB1.5 million in 2007 due primarily to our sale of scrap materials in 2008. Our other expenses increased to RMB25.6 million (US$3.8 million) in 2008 from RMB9.7 million in 2007 due primarily to increased bank charges and guarantee fees we paid to Linyang Electronics in connection with our bank borrowings that were guaranteed by Linyang Electronics.
We recorded an increase of RMB83.1 million (US$12.2 million) in changes in fair value of foreign currency derivatives to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative instruments in 2008. There were no foreign currency derivative instruments outstanding as of December 31, 2007.
Our government grants increased to RMB3.5 million (US$0.5 million) in 2008 from RMB2.1 million in 2007 primarily because Linyang China was approved to be qualified as a “high and new technology enterprise” in 2008.
Income Tax Benefit (Expenses)
Our income tax expenses decreased to RMB6.5 million (US$1.0 million) in 2008 from RMB7.5 million in 2007, due primarily to the increase in deferred income tax assets, as a result of our inventory write-down in 2008, but was partially offset by the increase in current income tax, as a result of the increase in our taxable income under the EIT in 2008.
Net Income
As a result of the cumulative effect of the above factors, we had a net loss of RMB280.5 million (US$41.1 million) in 2008, compared to net income of RMB148.0 million in 2007. Our net profit margin decreased to a negative margin of 5.7% in 2008 from a positive margin of 6.2% in 2007.

2007 Compared to 2006
Net Revenues
Our total net revenues increased significantly by 279.6% to RMB2,395.1 million in 2007 from RMB630.9 million in 2006. The increase was due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products, and was partially offset by a decline in the average selling price of our products. Our net revenues derived from our PV module business increased significantly by 265.6% to RMB2,209.5 million in 2007 from RMB604.3 million in 2006. Our PV module sales volume increased significantly by 312.6% to 78.4 MW in 2007 from 19.0 MW in 2006. Consistent with the general trend in our industry, the average selling price of our PV modules decreased to RMB28.20 per watt in 2007 from RMB31.75 per watt in 2006, which we believe was attributable to an increased supply of PV modules and the continued reduction of feed-in tariffs in our targeted markets. In 2007, we derived 92.3% of our total net revenues from the sale of PV modules, compared to 95.8% in 2006. We also began selling raw materials to our customers and generated revenue of RMB127.7 million from such transactions in 2007. In 2007, we generated revenue of RMB5.9 million from providing PV module processing services to convert PV cells into PV modules on behalf of a third party.
Cost of Revenues and Gross Profit
Our cost of revenues increased significantly by 347.3% to RMB1,997.4 million in 2007 from RMB446.5 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the sales volume of our PV products and, to a lesser extent, increases of unit costs of silicon wafers. In particular, the costs associated with PV module production increased 322.5% to RMB1,835.7 million in 2007 from RMB434.5 million in 2006, due to a significant increase in raw material costs as the sales volume of our PV modules increased significantly in 2007. In 2007, we also had cost of revenues relating to the sale of raw material and PV module processing services of RMB110.1 million and RMB2.0 million, respectively. Cost of revenues as a percentage of our total net revenues increased to 83.4% in 2007 from 70.8% in 2006, due primarily to the increase in our average cost of silicon wafers in 2007 over in 2006, as a result of the rising market price of silicon wafers.
As a result of the foregoing, our gross profit increased by 115.8% to RMB397.8 million in 2007 from RMB184.3 million in 2006. Our gross margin decreased to 16.6% in 2007 from 29.2% in 2006 primarily due to the decline in average selling prices of our PV modules, an increase in material costs and our decision not to provide any PV cell processing services, which has a higher gross margin than PV cell and PV module production businesses, in 2007.
Operating Expenses and Operating Profit
Our operating expenses increased significantly by 189.0% to RMB204.0 million in 2007 from RMB70.6 million in 2006. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our research and development expenses. Our operating expenses as a percentage of our total net revenues decreased to 8.5% in 2007 from 11.2% in 2006.
Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits for our sales and marketing personnel. Our selling expenses increased significantly by 427.7% to RMB62.8 million in 2007 from RMB11.9 million in 2006. Selling expenses as a percentage of our total net revenues increased to 2.6% in 2007 from 1.9% in 2006. The increase in our selling expenses was due primarily to the increase in our sales volume and our hiring of sales personnel in a variety of locations.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including, among others, consumables, traveling expenses, insurance and share compensation expenses for our administrative personnel. Our general and administrative expenses increased significantly by 118.0% to RMB113.8 million in 2007 from RMB52.2 million in 2006. General and administrative expenses as a percentage of our total net revenues decreased to 4.8% in 2007 from 8.3% in 2006. The increase in our general and administrative expenses was due primarily to the increase in our headcount and fees paid to legal and accounting professionals in connection with our obligations as a public company.
Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased to RMB27.4 million in 2007 from RMB6.5 million in 2006. Research and development expenses as a percentage of our total net revenues increased to 1.1% in 2007 from 1.0% in 2006. The increase was due primarily to the hiring of additional research and development staff, expenses incurred in connection with testing production of our new PV cell production lines and share-based compensation charges.
As a result of the foregoing, our operating profit increased to RMB193.8 million in 2007 from RMB113.8 million in 2006, while our operating profit margin decreased to 8.1% in 2007 from 18.0% in 2006.
Interest Income (Expenses), Exchange Losses and Other Income (Expenses)
We generated interest income of RMB16.2 million and at the same time incurred interest expenses of RMB26.0 million in 2007, compared to interest income of RMB1.3 million and interest expenses of RMB8.4 million in 2006. Our interest income in 2007 was primarily the interest generated on the proceeds from our initial public offering in December 2006. Our interest expenses in 2007 mainly consist of interest paid on our commercial loans. We incurred exchange losses of RMB25.6 million in 2007, compared to exchange losses of RMB4.3 million in 2006, primarily due to the appreciation of the Renminbi against the U.S. dollar.
Income Tax Benefit (Expenses)
We incurred income tax expenses of RMB7.5 million in 2007 while our income tax benefit was RMB3.1 million in 2006, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006 and 2005. Linyang China was taxed at a reduced rate of 12% in 2007.
Net Income
As a result of the cumulative effect of the above factors, our net income increased by 39.8% to RMB148.0 million in 2007 from RMB105.9 million in 2006, while our net profit margin decreased to 6.2% in 2007 from 16.8% in 2006.
Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

B. Liquidity and Capital Resources
We are a holding company, and conduct substantially all of our business through Linyang China, our wholly owned PRC operating subsidiary. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2008, a total of RMB47.6 million (US$7.0 million) was not available for distribution to us in the form of dividends due to these PRC regulations.
Liquidity
We issued US$172.5 million aggregate principle amount of convertible senior notes in January 2008 and from July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million to finance our activities in the future.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net cash used in operating activities	(523,061)	(1,020,603)	(674,040)	(98,797)
Net cash used in investing activities	(190,047)	(538,465)	(1,169,045)	(171,351)
Net cash generated from financing activities	1,843,846	694,204	1,981,058	290,371
Net increase (decrease) in cash and cash equivalents	1,130,738	(864,864)	137,973	20,223
Net Cash Used in Operating Activities
Net cash used in operating activities primarily consists of net income (loss), as adjusted for non-cash items such as change in fair value of financial derivative instruments, depreciation, amortization of intangible assets, warranty provision, share compensation expense and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other current assets (including advances to suppliers and other receivables), amounts due to related parties, accounts and notes payable, customer deposits, accrued expenses and other liabilities.
Our net cash used in operating activities was RMB674.0 million (US$98.8 million) in 2008, which was derived from a net loss of RMB280.5 million (US$41.1 million), adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in inventory write-downs of RMB413.8 million (US$60.7 million), depreciation and amortization expenses of RMB67.2 million (US$9.8 million), provision for doubtful collection of advances to suppliers of RMB42.0 million (US$6.2 million), share compensation expenses of RMB34.8 million (US$5.1 million) and warranty provision of RMB27.7 million (US$4.1 million), which was partially offset by an increase of RMB33.9 million (US$5.0 million) in the fair value of our financial derivative instruments. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB939.1 million (US$137.6 million), were primarily comprised of:
•	an increase of RMB547.5 million (US$80.2 million) in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers; and

•	an increase of RMB417.0 million (US$61.1 million) in inventories primarily as a result of increased purchases of silicon and silicon wafers.

Our net cash used in operating activities was RMB1,020.6 million in 2007, which was derived from a net income of RMB148.0 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in share compensation expenses of RMB29.6 million, depreciation and amortization expenses of RMB27.7 million, warranty provision of RMB23.1 million, and allowance on doubtful accounts of RMB2.1 million, and a decrease in write-off of doubtful accounts of RMB10.8 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB1,235.8 million, were primarily comprised of:
•	an increase of RMB398.2 million in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB359.3 million in inventories principally as a result of increased purchases of silicon and silicon wafers;

•	an increase of RMB279.8 million in accounts receivable, primarily due to increased sales on credit in 2007; and

•	an increase of RMB170.0 million in prepaid rental expenses associated with the supply agreement we entered into with E-mei in June 2006, under which we agreed to make prepayments of RMB220.0 million to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility.
Our net cash used in operating activities was RMB523.1 million in 2006, which was derived from a net income of RMB105.9 million adjusted by share compensation expenses of RMB25.3 million, allowance on doubtful accounts of RMB11.3 million an increase in depreciation and amortization expense of RMB6.6 million, warranty provision of RMB6.0 million, and deferred tax benefits of RMB3.3 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB675.4 million, were primarily comprised of:
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
Our net cash used in investing activities was RMB1,169.0 million (US$171.4 million) in 2008, consisting of RMB849.5 million (US$124.5 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment, and RMB267.6 million (US$39.2 million) of cash used for the acquisition of Yangguang Solar.

Our net cash used in investing activities was RMB538.5 million in 2007, consisting of RMB495.0 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.
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
Our net cash generated from financing activities was RMB1,981.1 million (US$290.4 million) in 2008. This was mainly attributable to short-term bank borrowings of RMB3,119.7 million (US$457.3 million), proceeds from our convertible notes offering of RMB1,179.0 million (US$172.8 million) and proceeds from our continuous ADS offering of RMB489.9 million (US$71.8 million), partially offset by our payments of short-term bank borrowings of RMB2,985.9 million (US$437.6 million).
Our net cash generated from financing activities was RMB694.2 million in 2007. This was mainly attributable to short-term bank borrowings of RMB1,570.1 million, partially offset by our payments of short-term bank borrowings of RMB985.0 million.
Our net cash generated from financing activities was RMB1,843.8 million in 2006. This was mainly attributable to the issuance of ordinary shares in the amount of RMB1,060.5 million, the issuance of series A convertible preference shares in the amount of RMB420.0 million and new bank loans of RMB475.7 million.
Capital Resources and Capital Expenditures
We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and proceeds from our initial public offering, the convertible notes offering in January 2008 and the continuous ADS offering from July 2008 to August 2008. As of December 31, 2008, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB1,098.8 million (US$161.1 million). Our short-term bank loans bore average interest rates of 5.96%, 6.39% and 6.86% per annum, respectively, in 2006, 2007 and 2008. These short-term bank loans have terms of six months to one year, and expire at various times throughout the year. Some of our short-term bank loans were secured by land use rights. We plan to repay our short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.
As of December 31, 2008, the aggregate outstanding balance of the current portion of our long-term bank loans was RMB30.0 million (US$4.4 million), which will be due from March 25, 2009 to December 25, 2009, and the aggregate outstanding balance of the non-current portion of our long-term bank loans was RMB170.0 million (US$24.9 million), which will be due from March 25, 2010 to December 27, 2011. Our long-term bank loans outstanding as of December 31, 2008 bore an average interest rate of 6.75% per annum.

As of December 31, 2008, we had RMB1,179.0 million (US$172.8 million) principal amount of 2018 convertible notes outstanding. The holders of the 2018 convertible notes have the right to require us to repurchase all or a portion of their notes on January 15, 2015 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any.
As of December 31, 2008, we had cash and cash equivalents in the amount of RMB410.9 million (US$60.2 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Our advances to suppliers increased significantly from RMB238.2 million as of December 31, 2006 to RMB640.1 million as of December 31, 2007 and to RMB1,145.6 million (US$167.9 million) as of December 31, 2008 as we made more prepayments to our silicon and silicon wafer suppliers in order to satisfy our increased manufacturing capacity. Our fixed assets increased significantly from RMB207.4 million as of December 31, 2006 to RMB702.9 million as of December 31, 2007 and to RMB1,492.6 million (US$218.8 million) as of December 31, 2008. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.
Our capital expenditures were RMB190.0 million, RMB538.5 million and RMB1,169.0 million (US$171.4 million) in 2006, 2007 and 2008, respectively, all of which related primarily to the purchases of manufacturing equipment for the production of PV cells and modules. We expect to incur capital expenditures of RMB90.0 million (US$13.2 million) for 2009, which will be used primarily for quality and safety improvement. We plan to fund the balance of our 2009 capital expenditures substantially with additional bank borrowings and cash from operations.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” or SFAS 157, which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measures. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007 and interim periods within those fiscal years, and should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied. We do not expect that the adoption of SFAS 157 will have a significant effect on our results of operations or financial conditions.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect that the adoption of SFAS 159 will have a significant effect on our results of operations or financial conditions.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations,” or SFAS 141R, which requires the acquiring entity in business combination to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” to be recorded as a component of purchase accounting. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. We will adopt this standard for any purchase business combination consummated subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160, which causes noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. We will adopt this standard at the beginning of our fiscal year ending December 31, 2009 for all prospective business acquisitions. We do not expect the adoption of SFAS 160 to have a material impact on our consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position, or FSP, SFAS No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement under Statement 13,” or FSP 157-1, and FSP SFAS No. 157-2 “Effective Date of FASB Statement No. 157,” or FSP 157-2. FSP 157-1 and 157-2 collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” or FSP 157-3. FSP 157-3 clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. We do not expect the adoption of these statements to have a material impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS 161. SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial statements.
In April 2008, the FASB issued FSP SFAS No. 142-3 “Determination of Useful Life of Intangible Assets,” or FSP 142-3. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives and disclosures for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide the effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We do not expect the adoption of FSP 142-3 to have a material impact on our consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. We do not expect the adoption of SFAS 162 to have a material impact on our consolidated financial statements.
In June 2008, the EITF issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” or EITF 07-5. EITF 07-5 clarifies the determination of whether an instrument is indexed to an entity’s own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. We have determined that EITF 07-5 is applicable to the conversion option embedded in our convertible notes. Upon the adoption of EITF 07-5, our convertible notes will be accounted for as consisting of a debt instrument portion, which is measured at amortized cost, and an embedded conversion derivative liability portion, which is measured at fair value. Changes in the fair value of the derivative liability will be reflected in our income statement. We will recognize the cumulative effect of this change, which is the difference between the amount previously recognized and the amount that would have been recognized if EITF 07-5 had been applied from the issuance date of our convertible notes, as an adjustment to the opening retained earnings for the year ending December 31, 2009.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” or FSP EITF 03-6-1. FSP EITF 03-6-1 clarifies that share-based awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. We have not granted any share-based awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. We do not expect the adoption of FSP EITF 03-6-1 to have a material impact on our consolidated financial statements.
In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7. EITF 08-7 requires an acquiring entity to account for defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them, as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We do not expect the adoption of EITF 08-7 to have a material impact on our consolidated financial statements.
C. Research and Development, Patents and Licenses
The PV industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. In addition, we intend to develop production technologies for next generation thin film PV cells, which are expected to significantly reduce the consumption of silicon materials and manufacturing costs.
We have been developing advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. Through our continuous efforts, we have been able to increase the average conversion efficiency rate of our monocrystalline PV cells to the range of 16.2% to 17.5% in 2008 and we are now able to process wafers as thin as 180 microns. In 2006, 2007 and 2008, our research and development expenses were RMB6.5 million, RMB27.4 million and RMB19.7 million (US$2.9 million), respectively.
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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(In thousands of RMB)

Purchase obligations relating to machinery and equipment	163,060	163,060	—	—	—
Purchase of land use right	9,786	9,786	—	—	—
Purchase obligations relating to raw materials	10,347,712	4,492,484	2,672,184	2,152,421	1,030,623
Operating lease obligations	11,464	5,436	5,985	43	—

Total	10,532,022	4,670,766	2,678,169	2,152,464	1,030,623

G.	Safe Harbor
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:
•	our expectation with respect to our ability to re-negotiate the terms of our multi-year supply agreements;

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to revenue growth and profitability;

•	our expectations with respect to our ability to secure raw materials, especially silicon and silicon wafers, in the future;

•	competition from other manufacturers of PV products and conventional energy suppliers;

•	our future business development, results of operations and financial condition; and

•	future economic or capital market conditions.
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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of June 25, 2009.

Name	Age	Position/Title

Yonghua Lu	45	Chairman
Henricus Johannes Petrus Hoskens	45	Chief Executive Officer
Ping Peter Xie	45	President of China
Sven Michael Hansen	44	Director
Ernst A. Bütler	65	Independent Director
Thomas J. Toy	54	Independent Director
Yinzhang Gu	70	Independent Director
Philip Comberg	41	Independent Director
Terry McCarthy	65	Director and Interim CFO
David N.K. Wang	62	Independent Director
Rongqiang Cui	67	Independent Director
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
Dr. Philip Comberg has served as our independent director since December 2007. Dr. Philip Comberg is a founding partner of Alcosa Capital GmbH & Co KG, a Frankfurt based investment firm which focuses on control investments in stressed and distressed companies. Since the foundation of Alcosa Capital at the end of 2003, Philip has served as a board member at various acquired companies, most recently at SecurLog GmbH. Previously, he worked as an investment banker with the financial institutions group of Deutsche Bank Global Corporate Finance in Frankfurt. Prior to his investment banking career, Philip worked as an M&A lawyer with Freshfields Bruckhaus Deringer and Clifford Chance in their offices in Düsseldorf, Hong Kong and Shanghai. Philip holds a law degree from the University of Heidelberg and a Chinese Language Degree from Sun Yat-sen University, Guangdong Province, PRC. He also holds a Master of Law (LL.M.) degree from New York University School of Law and a Doctor of Law (Ph.D.) from the University of Düsseldorf.
Dr. David N.K. Wang has served as our independent director since April 2, 2009. Dr. Wang is currently the chairman of the board of Ether Optronics Inc. and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Hua Hong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.
Mr. Rongqiang Cui has served as our independent director since April 2, 2009. Mr. Cui is a professor and Ph.D. candidates’ supervisor at Shanghai Jiao Tong University. Mr. Cui is also the deputy head of the Solar Power Generation and Refrigeration Research Center of the Ministry of Education, executive director of the Chinese Solar Energy Society and president of the Shanghai Solar Energy Society. Mr. Cui joined Shanghai Jiao Tong University in 1996 and worked as the head of the Solar Energy Institute from 1996 to 2006. He previously worked as an assistant tutor, lecturer, professor and head of the Solar Energy Research Center of the Physics department of Xi’an Jiao Tong University from 1964 to 1996. He graduated from Xi’an Jiao Tong University with a degree in Engineering Physics in 1964.

Executive Officers
Mr. Henricus Johannes Petrus Hoskens is our chief executive officer. Mr. Hoskens joined Solarfun in February 2008 from TPO Displays Corporation, Chunan, Taiwan, where he recently served as deputy CEO. Mr. Hoskens began his career with Royal Philips in 1988 following the receipt of his master’s degree in Industrial Engineering & Management Science from Eindhoven University of Technology. In 1997, Mr. Hoskens moved to the Royal Philips’ Mobile Display Systems (MDS) division in Hong Kong, serving as its CEO beginning in September 2003. Mr. Hoskens led MDS into a merger with Toppoly from Taiwan, creating TPO Displays Corporation. In the integration process after the merger, he served in Taiwan as Deputy CEO. Mr. Hoskens has resigned as chief executive officer, to be effective as of June 30, 2009.
Dr. Ping Peter Xie is our president of China. Dr. Xie joined our company in March 2009 from NeoPhotonics Corporation, a Shenzhen, China-based provider of integrated optics products that use standard semiconductor silicon wafer technology. He most recently worked as NeoPhotonics Corporation’s global chief technology officer and general manager of China, where he was responsible for the company’s overall operations in China and its world-wide product development programs. During his six years at NeoPhotonics Corporation, he also held various engineering, product development, sales and business development roles. Earlier in his career, Dr. Xie acquired a broad range of experience in both management and research, including working at Bookham Inc., JDS Uniphase and Los Alamos National Lab. He received a Ph.D. in Applied Physics and an M.S. in Physics from the University of Michigan, Ann Arbor and a B.S. in Electrical Engineering from Tsinghua University in Beijing.
Mr. Terry McCarthy is our director and interim chief financial officer. He served as our independent director and the chairman of our audit committee from November 2006 to March 2009. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, an MBA from the University of Southern California and a master’s degree in Taxation from Golden Gate University. He is also a director of Hisoft Technology International Limited and Agria Corp (NYSE: GRO).
B.	Compensation
Compensation
In 2006, 2007 and 2008, we paid aggregate cash compensation of RMB3.4 million, RMB8.7 million and RMB9.2 million (US$1.3 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”
The purposes of our 2006 share option plan and 2007 equity incentive plan are to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

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
Termination of Awards. Options granted under our 2006 share option plan have specified terms set forth in a share option agreement. Each employee who has been granted options shall undertake to work for our company for at least five years starting from the grant date, or for such term as is otherwise specified in the individual’s share option agreement. In the event that the employee’s employment with our company terminates without cause, the employee shall be entitled to exercise his or her vested options within three months of his or her termination, and any unvested options will be forfeited to our company. However, if instead the employee’s employment is terminated by our company for cause, all of his or her unexercised options, whether vested or unvested, will be forfeited to our company.
Share Split or Combination. In the event of a share split or combination of our ordinary shares, the options, whether exercised or not, shall be split or combined at the same ratio.
Amendment and Termination of Plan. Our compensation committee may at any time amend, suspend or terminate our 2006 share option plan. Amendments to our 2006 share option plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2006 share option plan may not adversely affect awards already granted without written consent of the recipient of such awards.

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of June 10, 2009.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
		(US$/share)

Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.8	November 30, 2006	November 30, 2016
Thomas J. Toy	120,000	1.8	November 30, 2006	November 30, 2016
Yinzhang Gu	180,000	1.94	August 16, 2007	August 16, 2017
Philip Comberg	300,000	6.016	January 8, 2008	January 8, 2018
Terry McCarthy	150,000	1.8	November 30, 2006	November 30, 2016
Johan van Splunter(1)	300,000	2.04	March 14, 2008	March 14, 2018
Amy Jing Liu(2)	300,000	2.58	October 26, 2007	October 26, 2017
	125,000	5.31	December 13, 2007	December 13, 2017
Alan Qifang Yuan(3)	20,000	2.73	November 1, 2007	November 1, 2017
	12,500	3.55	January 29, 2008	January 29, 2018
Other employees as a group	2,223,900	1.8	November 30, 2006	November 30, 2016
	12,000	2.87	May 10, 2007	May 10, 2017
	150,000	2.02	August 16, 2007	August 16, 2017
	300,000	2.15	October 10, 2007	October 10, 2017
	100,000	2.14	October 10, 2007	October 10, 2017
	150,000	2.06	October 10, 2007	October 10, 2017
	100,000	2.58	October 26, 2007	October 26, 2017
	50,000	2.73	November 1, 2007	November 1, 2017
	260,000	2.21	November 27, 2007	November 27, 2017
	240,000	5.31	December 13, 2007	December 13, 2017
	50,000	6.746	December 27, 2007	December 27, 2017
	250,000	3.55	January 29, 2008	January 29, 2018
	230,000	2.15	March 6, 2008	March 6, 2018

Total	5,803,400

Note:

(1)	Mr. Johan van Splunter resigned as independent director on April 3, 2009.

(2)	Ms. Amy Jing Liu resigned as chief financial officer at the end of March 2009.

(3)	Mr. Alan Qifang Yuan resigned as Vice President of Sales and Marketing on April 30, 2009.
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
Administration. Different committees with respect to different groups of service providers, comprised of members of our board or other individuals appointed by the board, may administer our 2007 equity incentive plan. The administrator has the power to determine which individuals are eligible to receive an award, the terms of the awards, including the exercise price (if any), the number of shares subject to an award, the exercisability of the awards and the form of consideration payable upon exercise.
Options. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant; however, the overseas price of our non-statutory stock options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. Upon the termination of the service of a participant, he or she may exercise his or her vested options for the period of time stated in the option agreement, and any unvested options are forfeited to our company. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock. Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.
Stock Appreciation Rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options.
Performance Units and Performance Shares. Performance units and performance shares are awards that will result in a payment to a participant generally only if performance goals established by the administrator are achieved. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.
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
Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of June 10, 2009.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
			(US$/share)

Henricus Johannes Petrus Hoskens(1)	800,000	2.82	April 15, 2008	April 15, 2018
Ping Peter Xie	500,000	0.61	March 17, 2009	March 17, 2019
Terry McCarthy	25,000	2.686	May 01, 2008	May 01, 2018
David N. K. Wang	300,000	0.88	April 02, 2009	April 02, 2019
Rongqiang Cui	300,000	0.88	April 02, 2009	April 02, 2019
Amy Jing Liu(2)	135,000	1.344	October 16, 2008	October 16, 2018
Alan Qifang Yuan(3)	150,000	1.344	October 16, 2008	October 16, 2018
	500,000	1.01	March 17, 2009	March 17, 2019
Other employees as a group	20,000	2.77	April 28, 2008	April 28, 2018
	20,000	4.376	May 28, 2008	May 28, 2018
	20,000	2.502	July 28, 2008	July 28, 2018
	380,000	2.42	September 26, 2008	September 26, 2018
	2,011,480	1.344	October 16, 2008	October 16, 2018
	180,000	0.936	October 28, 2008	October 28, 2018
	30,000	1.138	November 12, 2008	November 12, 2018
	30,000	1.002	November 12, 2008	November 12, 2018
	30,000	0.992	November 12, 2008	November 12, 2018
	20,000	1.138	November 28, 2008	November 28, 2018
	20,000	0.96	December 29, 2008	December 29, 2018
	200,000	0.996	January 28, 2009	January 28, 2019
	71,000	1.344	March 17, 2009	March 17, 2019
	300,000	0.9	April 01, 2009	April 01, 2019
	250,000	0.912	April 12, 2009	April 12, 2019
	120,000	0.742	April 28, 2009	April 28, 2019
	70,000	1.452	May 27, 2009	May 27, 2019

Total	6,482,480

Note:

(1)	Mr. Hoskens has resigned as chief executive officer, to be effective as of June 30, 2009.

(2)	Ms. Amy Jing Liu resigned as chief financial officer at the end of March 2009.

(3)	Mr. Alan Qifang Yuan resigned as Vice President of Sales and Marketing on April 30, 2009.
The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of June 10, 2009.

	Ordinary
	Shares
	Underlying
	Granted
	Restricted
Name	Stock Units	Grant Date	Expiration Date

Henricus Johannes Petrus Hoskens(1)	400,000	April 15, 2008	April 15, 2018
Verena Maria Bütler (wife of Ernst A Bütler)	99,990	November 30, 2007	November 30, 2017
	37,500	January 1, 2008	January 1, 2018
	37,500	January 1, 2009	January 1, 2019
Thomas J. Toy	99,990	November 30, 2007	November 30, 2017
	37,500	January 1, 2008	January 1, 2018
	37,500	January 1, 2009	January 1, 2019
Yinzhang Gu	37,500	January 1, 2008	January 1, 2018
	37,500	January 1, 2009	January 1, 2019
Philip Comberg	37,500	January 1, 2008	January 1, 2018
	37,500	January 1, 2009	January 1, 2019
Terry McCarthy	99,990	November 30, 2007	November 30, 2017
	25,000	May 1, 2008	May 1, 2018
	37,500	January 1, 2008	January 1, 2018
	37,500	January 1, 2009	January 1, 2019
Johan van Splunter(2)	37,500	January 1, 2009	January 1, 2019

Total	1,137,470

Note:

(1)	Mr. Hoskens has resigned as chief executive officer, to be effective as of June 30, 2009.

(2)	Mr. Johan van Splunter resigned as independent director on April 3, 2009.
C.	Board Practices
Committees of the Board of Directors
Audit Committee
Our audit committee consists of Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Dr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules. All of the members of our audit committee all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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

Compensation Committee
Our compensation committee consists of Mr. Ernst A. Bütler, Mr. Thomas J. Toy and Mr. Yinzhang Gu, and is chaired by Mr. Ernst A. Bütler. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Mr. Philip Comberg, Mr. Thomas J. Toy and Mr. Yinzhang Gu, and is chaired by Mr. Philip Comberg. All of the members of our corporate governance and nominating committee satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
The service contracts of our directors do not provide for benefits upon termination of their directorship.
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
On June 29, 2007, China has adopted the New Employment Contract Law, or the New Employment Law, which came into effect on January 1, 2008. The New Employment Law sets forth certain key requirements, such as the requirement for a written employment contract, limitations on probation period, and clauses on severance pay that might marginally affect the cost of employment in China. However, we do not expect the New Employment Law will substantially impact our business.
D.	Employees
As of December 31, 2008, we had 3,989 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2006, 2007 and 2008, respectively:

	As of December 31,
	2006	2007	2008
Manufacturing and engineering	535	1,618	3,254
General and administration	65	96	183
Quality control	41	158	225
Research and development	49	84	126
Purchasing and logistics	31	84	178
Marketing and sales	15	29	23

Total	736	2,069	3,989

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2006, 2007 and 2008 was approximately RMB3.2 million, RMB7.3 million and RMB18.7 million (US$2.7 million), respectively.
We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2008, there were outstanding options to purchase 6,826,900 ordinary shares under our 2006 share option plan.
We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2008, there were outstanding options to purchase 4,557,900 ordinary shares under our 2007 share option plan.
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
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 10, 2009, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially
	Owned(1)(2)
	Number	%

Directors and Executive Officers:
Yonghua Lu(3)	38,634,750	14.33%
Henricus Johannes Petrus Hoskens(4)	174,990	0.065%
Verena Maria Bütler (wife of Ernst A. Bütler)	12,500	0.005%
Thomas J. Toy	12,500	0.005%
Yinzhang Gu	25,000	0.009%
Philip Comberg	55,000	0.02%
Terry McCarthy	29,165	0.011%
Rongqiang Cui(5)	501,750	0.19%
All Directors and Executive Officers as a Group(6)	39,445,655	14.63%
Major Shareholders:
Good Energies II LP(7)	88,178,005	32.71%
Yonghua Solar Power Investment Holding Ltd(8)	38,634,750	14.33%
Citigroup Venture Capital International Growth Partnership, L.P.(9)	20,935,241	7.77%
LC Fund III, L.P.(10)	4,527,341	1.68%
WHF Investment Co., Ltd(11)	6,271,875	2.33%
Hony Capital II, L.P.(12)	254,927	0.09%
Citigroup Venture Capital International Co-Investment, L.P.(13)	1,142,435	0.42%

Notes :

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Percentage of beneficial ownership of each listed person is based on 269,576,734 ordinary shares outstanding as of June 10, 2009, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This does not include the 9,019,611 ADSs issued pursuant to the offering of our ADSs in January 2008 as we do not believe that such transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership as a result of our arrangement with an affiliate of Morgan Stanley. Our total outstanding ordinary shares will be 314,674,789 if the 9,019,611 ADSs are to be included.

(3)	Owns Yonghua Solar Power Investment Holding Ltd., a British Virgin Islands company, which held 38,634,750 ordinary shares in our company as of June 10, 2009. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(4)	Mr. Hoskens has resigned as chief executive officer, to be effective as of June 30, 2009.

(5)	Owns Yongqiang Solar Power Investment Holding Ltd., a British Virgin Islands company, which held 501,750 ordinary shares in our company as of June 10, 2009. Mr. Cui is the sole director of Yongqiang Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Cui’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(6)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F. Except Mr. Yonghua Lu, each of our directors and senior executive officers beneficially owns less than 1% of our ordinary shares.

(7)	Held 81,772,950 ordinary shares and 1,281,011 ADSs as of June 10, 2009. This includes the 1,000,000 ADSs purchased by Good Energies II LP as part of the offering of our ADSs in January 2008. If these 1,000,000 ADSs are not to be taken into account, Good Energies II LP would hold 81,772,950 ordinary shares and 281,011 ADSs in our company. On December 31, 2007, Good Energies Investments (Jersey) Limited transferred its 15,027,312 ordinary shares in our company to its affiliate Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. The directors of Good Energies General Partner Jersey Limited are Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. Fintan Kennedy, Mr. John Hammill and Mr. Gert-Jan Pieters. The address of each of Good Energies II LP and Good Energies General Partner Jersey Limited is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. We have been informed that voting and investment control over securities directly owned by Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited is held by Cofra Jersey Limited, which wholly owns Good Energies General Partner Jersey Limited and by Good Energies AG, Good Energies Inc. and Good Energies (UK) LLP, acting by its managing member Good Energies Investments (Jersey) Limited, which have been appointed as joint investment managers of Good Energies II LP pursuant to a management agreement with Good Energies General Partner Jersey Limited. The address of Good Energies AG is Grafenauweg 4, Zug CH 6301, Switzerland. The address of Good Energies Inc. is 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA. The business address of each of Good Energies (UK) LLP and Good Energies Investments (Jersey) Limited is Fifth Floor 29 Farm Street, London, W1J 5RL, England.

(8)	Yonghua Solar Power Investment Holding Ltd., a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(9)	Held one ordinary share and 4,187,048 ADSs as of June 10, 2009. The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(10)	Held one ordinary share and 905,468 ADSs as of June 10, 2009. The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Center, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. John Huan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(11)	WHF Investment Co., Ltd., a British Virgin Islands company, is owned by the estate of Mr. Hanfei Wang. Mr. Hanfei Wang, our former director and chief operating officer, was the sole director of WHF Investment Co., Ltd.. Mr. Hanfei Wang died of natural causes on July 14, 2008. The address of WHF Investment Co., Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(12)	Held two ordinary shares and 50,985 ADSs as of June 10, 2009 through its wholly owned subsidiary Brilliant Orient International Limited, a British Virgin Islands company. The address of Hony Capital II, L. P. is 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by Hony Capital II, L.P. is held by its five-seat investment committee. Among the five representatives of such committee, three of them, Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II, GP Limited, a company incorporated in the Cayman Islands, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P.

(13)	Held 228,487 ADSs as of June 10, 2009. The address of Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.
On December 4, 2007, Good Energies Investments (Jersey) Limited entered into an agreement to purchase 66,745,638 ordinary shares and 281,011 ADSs of our company, at a purchase price of US$2.712 per ordinary share or US$13.56 per ADS, from certain of our shareholders, including, among others, 38,634,750 ordinary shares from Yonghua Solar Power Investment Holding Ltd., 6,271,875 ordinary shares from WHF Investment Co., Ltd., 12,574,660 ordinary shares from Citigroup Venture Capital International Growth Partnership, L.P., 686,191 ordinary shares from Citigroup Venture Capital International Co-Investment, L.P., 281,011 ADSs from Brilliant Orient International Limited, and 1,051,912 ordinary shares from LC Fund III, L.P. Yonghua Solar Power Investment Holding Ltd. is owned by Mr. Yonghua Lu, our chairman. WHF Investment Co., Ltd. was owned by Mr. Hanfei Wang, our former director and chief operating officer. The share purchase was completed in the end of December 2007. Pursuant to the stock purchase agreement, Good Energies Investments (Jersey) Limited designated Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited to receive the ordinary shares. As of June 10, 2009, Good Energies Investments II LP and/or its affiliates owned an approximate 32.71% interest, and Yonghua Solar Power Investment Holding Ltd. owned an approximately 14.33% interest, in our company. All the individuals who were parties to the lock-up agreement dated June 20, 2006 agreed to waive the share transfer restrictions on Yonghua Solar Power Investment Holding Ltd. and WHF Investment Co., Ltd. with respect to any share transfer made to Good Energies Investments (Jersey) Limited or its affiliates.
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
As of June 10, 2009, approximately 68.76% of our outstanding ordinary shares, represented by 37,069,646 ADSs, are held by 42 record holders in the United States.
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
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
Registration Rights
Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:
•	Demand Registrations. Upon request of any of the non-individual holders of our ordinary shares which were converted from our series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided that we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•	Registrations on Form F-3. We have granted the holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.

Post-Offering Lock-Up
Pursuant to the second shareholders agreement entered into in connection with the share purchase by Good Energies on December 4, 2007, Yonghua Solar Power Investment Holding Ltd., may not, subject to certain limited exceptions, transfer any of our shares beneficially owned by it during the one year period immediately following the date of such agreement, or transfer more than 50% of the number of our shares it held on December 27, 2007 during the second one-year period following the date of such agreement. On December 4, 2007, all the individuals who were parties to the lock-up agreement further agreed that the lock-up agreement should not apply to any share transfer made by a shareholder to Good Energies Investments (Jersey) Limited or its affiliates.
Equity Incentive Plan
See “Item 6.B. Compensation — 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”
Transactions with Certain Shareholders
•	In 2006, Linyang Electronics and Linyang Agricultural Development (Nantong) Co., Ltd., a company in which the shareholder, our chairman, Mr. Yonghua Lu, had a beneficial interest as an equity holder, made cash advances to Linyang China of RMB105.9 million and RMB9.0 million, respectively, both of which were fully repaid in the same period. In 2006, Linyang Electronics paid approximately RMB0.5 million of operating expenses on behalf of Linyang China, RMB0.2 million of which have been subsequently reimbursed by Linyang China. In addition, Linyang China purchased silicon wafers and other materials from Linyang Electronics in the amount of RMB2.6 million in 2006, out of which RMB1.0 million has been paid by Linyang China in the same period. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was approximately RMB2.6 million, which was unsecured, interest-free and had no stated terms of repayment. The amount due to Linyang Electronics was fully repaid in January 2007. In October and November 2006, Linyang China entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang China an aggregate of RMB80.0 million through a third party PRC bank, all of which have been subsequently reimbursed by Linyang China. Under current PRC laws and regulations, PRC companies other than licensed financial institutions are not permitted to make loans to each other directly. As a result, companies commonly use indirect entrusted loan arrangements under which funds are first deposited by the lending company with a PRC commercial bank, and the PRC commercial bank then loans the corresponding amount of funds to the borrower pursuant to the instruction of the lending company. As the principal and interest of the loan are repaid to the bank, the bank makes corresponding repayments to the lending company after deducting service fees.

•	In September 2006, Sichuan Jiayang entered into a PV module purchase agreement with Linyang Electronics in the amount of RMB0.3 million. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was RMB0.3 million. The amount due to Linyang Electronics was fully repaid in January 2007.

•	Linyang China entered into a number of agreements with Huaerli (Nantong) to purchase silicon and silicon wafers in the aggregate amounts of RMB23.8 million in 2006. The purchase was made according to the published prices and conditions offered by Huaerli (Nantong) to its customers. As of December 31, 2006, the amount due to Huaerli (Nantong) under these purchase agreements was nil. The amount due to Huaerli (Nantong) was unsecured, interest-free and repayable on demand. In 2006, Huaerli (Nantong) paid approximately RMB7.6 million of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China in the same period.

•	In the three months ended March 31, 2006, Qidong Huahong granted to Linyang China the use of a parcel of land with a total area of 24,671 square meters for nil consideration. As a result, in the three months ended March 31, 2006, we recorded a rental charge of RMB23,000, based on the fair value of the rental cost incurred by Qidong Huahong and a corresponding credit to additional paid-in capital. In April 2006, Qidong Huahong entered into a Land Use Rights Transfer Agreement to transfer the use rights of this land until December 23, 2054 to Linyang China for a consideration of RMB4.6 million. The full price of the contract has been paid. In November 2006, Qidong Huahong entered into two Land Use Rights Transfer Agreements to transfer the use rights of two parcels of land with a total area of 36,841 square meters and a manufactory facility for a consideration of RMB21.9 million.

•	In 2006, Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by our chairman, paid approximately RMB0.1 million of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China.

•	In September 2006, Linyang China entered into a PV module sales agreement with Linyang Electronics, a company controlled by our chairman. The amount for 20 modules was RMB0.15 million. The sale was made according to the published prices and conditions offered by Linyang China to its customers. As of December 31, 2006, the amount due from Linyang Technology was RMB0.15 million. The amount due from Linyang Technology was fully repaid in March 2007.

•	On June 2, 2006, Linyang BVI agreed to pay US$6.6 million to Linyang Electronics for the purchase of the equity interests held by Linyang Electronics in Linyang China and made such payment in August 2006. The price of the transfer was based on the estimated net asset value of Linyang China. This transaction was accounted for as a recapitalization.

•	On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement. Such management consulting fees were paid by Linyang China in 2007. Ms. Deng resigned as a member of our board of directors and as vice president in charge of international sales in 2007.

•	On March 8, 2007, Linyang China and Qidong Jiaotong Engineer Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, entered into a construction service agreement whereby Qidong Jiaotong Engineer Co., Ltd. provided construction services to Linyang China for RMB1.3 million.

•	On March 16, 2007, Linyang China entered into a sales agreement with Qitian Group under which Linyang China agreed to supply certain products to Qitian Group for RMB4.0 million.

•	In April 2007, Linyang China paid RMB1.2 million for equipment purchases from Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman.

•	On June 19, 2007, Yangguang Solar entered into a loan agreement with Nantong Linyang under which Nantong Linyang agreed to loan RMB7.0 million to Yangguang Solar at an annual interest rate of 5.85%. The loan was fully repaid in June 2008.

•	On June 19, 2007, Yangguang Solar entered into a loan agreement with Qitian Group, a company which then held a 20% interest in Yangguang Solar, under which Qitian Group agreed to loan RMB3.0 million to Yangguang Solar at an annual interest rate of 5.85%. This loan was fully repaid in June 2008.

•	On July 31, 2007, we entered into a share transfer agreement with Nantong Linyang, a company controlled by Mr. Yonghua Lu, our chairman, and Qitian Group, to acquire 52% of equity ownership of Yangguang Solar for a consideration of RMB51.2 million. Nantong Linyang continues to own an 18% interest in Yangguang Solar. On June 23, 2008, Linyang China entered into an agreement to acquire the remaining 48% equity interest in Yangguang Solar from Nantong Linyang, for an aggregate consideration of approximately RMB355.9 million.

•	On August 28, 2007, Yangguang Solar entered into a loan agreement with Qitian Group, a company which then held a 20% interest in Yangguang Solar, under which Qitian Group agreed to loan RMB1.3 million to Yangguang Solar at an annual interest rate of 5.85%. This loan was fully repaid in June 2008.

•	In October 2007, Linyang China entered into an agreement with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay a guarantee fee with an annual rate of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. In 2008, we have incurred RMB10.1 million (US$1.5 million) for the bank borrowings guaranteed by Linyang Electronics.

•	On December 26, 2007, Linyang China entered into a supply agreement with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China purchased raw materials from Linyang Electronics for RMB23.7 million.

•	On December 29, 2007, Solarfun Hong Kong entered into a loan agreement with Hong Kong Huaerli Trading Company Limited, or Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, under which Hong Kong Huaerli agreed to loan US$10 million to Solarfun Hong Kong at an annual interest rate of 8%. The loan was fully repaid in February 2008.

•	On January 8, 2007, October 29, 2007, November 19, 2007 and January 2, 2008, Linyang China entered into five facility lease agreements with Linyang Electronics. Linyang China incurred rental expenses of RMB1.2 million and RMB4.2 million (US$0.6 million) in 2007 and 2008, respectively.

•	On January 11, 2008, Solarfun Hong Kong, our 100% indirect subsidiary, entered into a short-term loan agreement with Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, under which Hong Kong Huaerli agreed to loan US$9 million to Solarfun Hong Kong at an annual interest rate of 8%. The loan was fully repaid in February 2008.

•	On May 7, 2008, Linyang China entered into an equipment purchase agreement with Linyang Electronics whereby Linyang China purchased certain equipment from Linyang Electronics for RMB0.5 million.

•	On April 12, 2008, July 8, 2008 and October 13, 2008, Linyang China entered into four service agreements with Nantong Linyang Labor Service Company, a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay an aggregate amount of RMB1.8 million (US$0.3 million) to Nantong Linyang Labor Service Company for its provision of construction services.

•	On September 1, 2008 and October 20, 2008, Linyang China entered into two service agreements with Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay an aggregate amount of RMB0.6 million (US$0.1 million) to Nantong Linyang Ecological Cultural Co., Ltd. for its provision of construction and labor services.

•	On October 30, 2008, Linyang China entered into a polysilicon purchase agreement with Ya An Yongwang Silicon Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China purchased certain polysilicon from Ya An Yongwang Silicon Co., Ltd. for RMB8.7 million (US$1.3 million).

•	On December 18, 2008, Linyang China entered into two service agreements with Qidong Jiaotong Engineering Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay an aggregate amount of RMB0.6 million (US$0.1 million) to Qidong Jiaotong Engineering Co., Ltd. for its provision of construction services.

•	On December 25, 2008, Linyang China entered into a framework supply agreement with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to purchase raw materials from Linyang Electronics in the year 2009.

•	On February 5, 2009, Linyang China entered into a polysilicon purchase agreement with Ya An Yongwang Silicon Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China purchased certain polysilicon from Ya An Yongwang Silicon Co., Ltd. for RMB9.6 million (US$1.4 million).

•	On February 17, 2009, Solarfun Hong Kong, our 100% indirect subsidiary, entered into a manufacturing service agreement with Q-Cells International GmbH, a company controlled by Good Energies II LP, under which Solarfun Hong Kong agreed to supply, using PV cells supplied by Q-Cells International GmbH, on a fixed-price basis no less than 100 MW of PV modules to Q-Cells International GmbH in each of 2009 and 2010 and granted Q-Cells International GmbH an option to extend the agreement for one additional year. As a result, in the five months ended May 31, 2009, the amount of manufacturing service fee due to Solarfun Linyang under this agreement was RMB59.4 million (US$8.7 million).
C.	Interests of Experts and Counsel
Not applicable.
ITEM 8 FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Due to non-performance by some of such suppliers, we recorded a provision of RMB42.0 million (US$6.2 million) for doubtful collection of advances to suppliers in 2008. While we are filing claims against such suppliers to resolve these disputes, the outcome of such potential litigation may not be in our favor.
On June 8, 2009, LDK, one of our suppliers of silicon, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. We are in dispute over the alleged breaches. We intend to vigorously defend any claim that LDK has brought against us and assert our counterclaims against LDK in connection with the long-term supply agreement. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market demand, which could materially and adversely affect our cost of revenues and profitability.”
Other than as described above, there are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.

In November 2006, our audit committee was notified by our independent auditors, Ernst & Young Hua Ming, that they received non-detailed anonymous allegations that our company illegally borrowed money from state-owned commercial banks in the PRC. The audit committee undertook what it believes to be appropriate measures to address these allegations, including retaining an independent international law firm as special counsel to conduct an investigation, and found no basis for these allegations. The special counsel issued a report in respect of the results of its investigation concluding that it did not discover any information in the course of its investigation that substantiates in any way the anonymous allegations. In addition, Ernst & Young Hua Ming also conducted its own internal investigation in connection with these allegations, and this investigation did not produce any information that would lend credence to the allegations. As a result of these investigations and other internal inquiries, our audit committee did not find any basis for these anonymous allegations.
Dividend Policy
We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million to the holders of the Series A convertible preference shares on December 31, 2006. Except for the forgoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Islands Companies Law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
B.	Significant Changes
There have been no significant changes since December 31, 2008, the date of the annual financial statements in this annual report.
ITEM 9 THE OFFER AND LISTING
A.	Offering and Listing Details
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”
In 2008, the trading price of our ADSs on the Nasdaq Global Market ranged from US$2.68 to US$37.64 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each quarter in 2006, 2007 and 2008 and the first quarter in 2009, and (2) each of the past six months.

	Share Price
	High	Low

Quarterly High and Low
Fourth Quarter 2006 (from December 20, 2006)	12.14	9.96
First Quarter 2007	16.45	10.29
Second Quarter 2007	17.68	8.28
Third Quarter 2007	14.64	9.10
Fourth Quarter 2007	35.96	10.26
First Quarter 2008	37.64	8.97
Second Quarter 2008	26.50	12.31
Third Quarter 2008	19.99	10.20
Fourth Quarter 2008	11.57	2.68
Monthly Highs and Lows
December 2008	5.25	4.32
January 2009	6.12	4.55
February 2009	5.07	2.84
March 2009	5.06	2.30
April 2009	4.73	3.71
May 2009	7.48	4.17
June 2009 (through June 19, 2009)	8.48	6.57
B.	Plan of Distribution
Not applicable.
C.	Markets
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10 ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
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
PRC Taxation
Under the EIT, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT does not define the term “de facto management.” However, the Implementation Regulations for the Enterprise Income Tax Law of the PRC issued by the State Council on December 6, 2007 defined de facto management body as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict application of the EIT and its implementation regulations. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, excluding the dividend income we receive from our PRC subsidiaries which should have been subject to PRC income tax already.
Moreover, the EIT provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC (through our holding company structure). Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a “resident enterprise”, it is unclear whether the interest or dividends we pay with respect to our convertible notes outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax.
If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing implementation rules of the EIT, dividends paid by us to our ultimate shareholders, which are “non- resident enterprises” and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.
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
Passive Foreign Investment Company
We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year that ended December 31, 2008, and we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2009 will not be determinable until the close of the current taxable year ending December 31, 2009, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
We will be treated as owning our proportionate share of the assets and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the Nasdaq, and we expect that they will continue to be regularly traded on the Nasdaq. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
In 2008, we entered into foreign currency derivative contracts to minimize the impact of short-term foreign currency fluctuations on our revenues that are denominated in a currency other than Renminbi. As of December 31, 2008, notional amounts of Euro 169 million and US$57 million were outstanding under these foreign currency derivative contracts. We may enter into additional forward contracts or enter into economic hedges in the future.
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
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
We completed our initial public offering of 60,000,000 ordinary shares, in the form of ADSs, at US$12.50 per ADS on December 26, 2006, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$150 million, of which we received net proceeds of US$135.9 million. The effective date of our registration statement on Form F-1 (File number: 333-139258) was December 19, 2006. Goldman Sachs (Asia) L.L.C. was the sole global coordinator and bookrunner for the global offering of our ADSs.
The net proceeds from our initial public offering have been used as follows:
•	approximately US$68 million to purchase or prepay for raw materials;
•	approximately US$40 million to expand our manufacturing capacity;
•	approximately US$17.9 million to acquire Yangguang Solar; and
•	approximately US$10 million to invest in our research and development activities.
On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the notes into our ADSs. Concurrently with this convertible notes offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-147627) was January 23, 2008. Morgan Stanley & Co. Incorporated was the sole bookrunning manager of this offering.
The net proceeds from the January 2008 convertible notes offering have been used as follows:
•	approximately US95.6 million for wafer and polysilicon pre-payments;
•	approximately US37.4 million for capital expenditure;
•	US$19.2 million to repay loans from Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, to Solarfun Hong Kong, our 100% indirect subsidiary; and
•	the remainder for working capital and repayment of our existing bank borrowings.
From July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million, of which we received net proceeds of US$71.8 million. The effective date of our registration statement on Form F-3 (File number: 333-152005) was July 16, 2008. Morgan Stanley & Co. Incorporated acted as our sales agent. The net proceeds from this offering have been used for silicon and silicon wafer pre-payments and working capital.
As of December 31, 2008, our cash resources amounted to RMB410.9 million (US$60.2 million), comprising of cash on hand and demand deposits.

ITEM 15 CONTROLS AND PROCEDURES
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
Management’s Annual Report on Internal Control Over Financial Reporting
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
As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2008.
Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of internal control over financial reporting as of December 31, 2008, as stated in its report, which is included immediately below. Ernst & Young Hua Ming has also audited our consolidated financial statements for the year ended December 31, 2008, as stated in its report which is included on page F-2 in this annual report.

Attestation Report of the Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Solarfun Power Holdings Co., Ltd.
We have audited Solarfun Power Holdings Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated June 25, 2009, expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 25, 2009

Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Thomas J. Toy qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.
ITEM 16B CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.solarfun.com.cn . We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any tax related fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)

Audit fees	1,560,000	7,854,600	6,820,000	999,634
All other fees(1)	13,114,990	1,458,920	1,700,000	249,176
Notes :

(1)	“All other fees” means the aggregate fees for services rendered in connection with our public offering in 2006 and our convertible notes offering and continuous ADS offering in 2008.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G CORPORATE GOVERNANCE
We have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.
PART III
ITEM 17 FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS
The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheets as of December 31, 2007 and 2008
•	Consolidated Statements of Income for the Years Ended December 31, 2006, 2007 and 2008
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008
•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2006, 2007 and 2008
•	Notes to the Consolidated Financial Statements
ITEM 19 EXHIBITS
The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1
Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2
Form of Second Amended and Restated Memorandum and Articles of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.1
Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.2
Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.3
Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.1
Share Purchase Agreement, dated June 6, 2006, in respect of the issue of series A convertible preference shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2
Shareholders Agreement, dated June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document

4.3
Registration Rights Agreement, dated June 27, 2006, among Solarfun Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4
Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.5
Second Shareholders Agreement, dated December 4, 2007, among Solarfun Power Holding Co., Ltd. and the other parties therein (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

4.6
The First Amendment to Lock-up Agreement, dated 2007, among Solarfun Power Holding Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

4.7
Amendment to Lock-up Agreement, dated December 4, 2007, among Yonghua Lu, Good Energies Investment (Jersey) Limited and other parties therein (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

4.8	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.9
2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.10
Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.11
Silicon Supply Agreement, dated June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.12
Sales Agreement, dated June 10, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Social Capital, S.L. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document

4.13
Sales Contract, dated November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.14
Sales Contract, dated November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.15
Agreement of Transfer of Land Use Rights, dated April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.16
Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.17
Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.18
Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.19
Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.20
Management Consulting Service Agreement, dated November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.21
Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960 KW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.22
Letter of Acceptance for Qitian Group 74 KW On-Grid Application System Project, dated September 12, 2006 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.23
Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.24
Share Transfer Agreement, dated July 31, 2007, among Nantong Linyang, Lianyungang Suyuan Group Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

Exhibit
Number		Description of Document

4.25
Contract of Purchase between Schüco International KG and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

4.26		Second and Restated Supply Agreement, dated May 13, 2008, between Solarfun Hong Kong and Hoku (Exhibit 4.39 from our 20-F annual report filed with the Commission on June 27, 2008)

4.27
Investment Agreement, dated November 14, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Management Committee of Qidong Economic Development Zone, Jiangsu Province (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

4.28		Contract, dated October 30, 2007, between Yangguang Solar and Ald Vacuum Technologies GmbH (Exhibit 4.41 from our 20-F annual report filed with the Commission on June 27, 2008)

4.29
State-owned Land Use Right Grant Contract, dated January 28, 2005, between Lianyungang Municipal Administration of Land and Resources and Yangguang Solar Technology Co., Ltd. (Exhibit 4.42 from our 20-F annual report filed with the Commission on June 27, 2008)

4.30
Equity Transfer Agreement, dated June 23, 2008, among Nantong Linyang, Qitian Group, Jiangsu Guangyi and Linyang China (Exhibit 4.43 from our 20-F/A amendment to annual report filed with the Commission on June 30, 2008)

8.1	*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

11.1
Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 5, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm
Notes:

*	Filed with this Annual Report on Form 20-F

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOLARFUN POWER HOLDINGS CO., LTD.
/s/ Ping Peter Xie
Name:	Ping Peter Xie
Title:	President of China of Solarfun Power Holdings Co., Ltd.
Date: June 25, 2009

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008

SOLARFUN POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Solarfun Power Holdings Co., Ltd.
We have audited the accompanying consolidated balance sheets of Solarfun Power Holdings Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 25, 2009

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2007	2008	2008
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		272,928	410,901	60,227
Restricted cash		42,253	88,137	12,919
Accounts receivable (net of allowance for doubtful accounts of RMB2,619,000 and RMB2,267,000 (US$332,283) as of December 31, 2007 and 2008, respectively)	5	430,692	319,537	46,836
Inventories — net	6	728,480	731,708	107,249
Advance to suppliers — net	7	640,118	1,145,614	167,917
Other current assets	8	214,478	481,749	70,612
Deferred tax assets	28	3,026	57,992	8,501
Derivative contracts	19	—	39,665	5,814
Amount due from related parties	29	920	19	3

Total current assets		2,332,895	3,275,322	480,078

Non-current assets:
Fixed assets — net	9	702,884	1,492,575	218,772
Intangible assets — net	10	94,282	212,736	31,182
Deferred tax assets	28	4,767	4,489	657
Long-term deferred expenses	12	214,385	37,444	5,488
Goodwill	11	—	134,735	19,749
Investment	13	300	—	—

Total non-current assets		1,016,618	1,881,979	275,848

Total assets		3,349,513	5,157,301	755,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	14	965,002	1,098,832	161,060
Long-term bank borrowings, current portion	14	15,000	30,000	4,397
Accounts payable		141,709	217,026	31,810
Notes payable	18	—	39,341	5,766
Accrued expenses and other liabilities	15	135,395	189,028	27,707
Customer deposits	17	27,628	9,494	1,392
Deferred tax liabilities	28	—	1,416	207
Unrecognized tax benefit	28	—	27,385	4,014
Derivative contracts	19	—	5,792	849
Amount due to related parties	29	92,739	39,766	5,829

Total current liabilities		1,377,473	1,658,080	243,031

Non-current liabilities:
Long-term bank borrowings	14	—	170,000	24,918
Deferred tax liability	28	9,038	27,155	3,980
Convertible bonds	26	—	1,178,969	172,806

Total non-current liability		9,038	1,376,124	201,704

Commitments and contingencies	31

Minority interests		100,420	4,183	613

Redeemable ordinary shares (par value US$0.0001 per share; nil and 45,098,055 shares authorized; nil and 45,098,055 shares issued and outstanding at December 31, 2007 and December 31, 2007 and 2008 respectively)		—	32	5

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 241,954,744 shares and 269,060,209 shares issued and outstanding at December 31, 2007 and 2008, respectively)		195	214	32
Additional paid-in capital		1,601,852	2,138,624	313,466
Statutory reserves	22	37,548	47,638	6,983
Retained earnings (accumulated loss)		222,987	(67,594)	(9,908)

Total shareholders’ equity		1,862,582	2,118,882	310,573

Total liabilities, mezzanine equity and shareholders’ equity		3,349,513	5,157,301	755,926

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		For the year ended December 31,
	Note	2006		2007		2008		2008
		(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)
Net revenues:
Photovoltaic modules			604,317		2,209,514		4,626,423		678,113
Photovoltaic cells			7,182		52,019		253,074		37,094
Photovoltaic modules processing			—		5,876		3,229		473
Photovoltaic cells processing			19,408		—		—		—
Raw materials			—		127,726		66,342		9,724

Total net revenues			630,907		2,395,135		4,949,068		725,404

Cost of revenues:
Photovoltaic modules			(434,493)		(1,835,702)		(4,179,156)		(612,555)
Photovoltaic cells			(5,983)		(48,701)		(241,882)		(35,454)
Photovoltaic modules processing			—		(2,014)		(1,208)		(177)
Photovoltaic cells processing			(6,054)		—		—		—
Raw materials			—		(110,123)		(69,112)		(10,129)
Write down of inventories			—		(815)		(413,789)		(60,651)

Total cost of revenue			(446,530)		(1,997,355)		(4,905,147)		(718,966)

Gross profit			184,377		397,780		43,921		6,438

Operating expenses:
Selling expenses			(11,883)		(62,777)		(87,913)		(12,886)
General and administrative expenses			(52,214)		(113,756)		(143,340)		(21,010)
Research and development expenses			(6,523)		(27,440)		(19,679)		(2,884)

Total operating expenses			(70,620)		(203,973)		(250,932)		(36,780)

Operating profit (loss)			113,757		193,807		(207,011)		(30,342)

Interest expenses			(8,402)		(25,978)		(103,146)		(15,119)
Interest income			1,326		16,244		10,004		1,466
Exchange losses			(4,346)		(25,628)		(35,230)		(5,164)
Other income			902		1,507		15,018		2,201
Other expenses			(836)		(9,670)		(25,604)		(3,752)
Changes in fair value of foreign currency derivatives	19		(163)		—		83,090		12,179
Government grants	27		852		2,089		3,480		510

Income (loss) before income taxes and minority interest			103,090		152,371		(259,399)		(38,021)

Income tax benefit (expense)	28		3,132		(7,458)		(6,519)		(956)
Minority interest			(301)		3,124		(14,573)		(2,136)

Net income (loss)			105,921		148,037		(280,491)		(41,113)

Net income (loss) attributable to ordinary shareholders			98,695		148,037		(280,491)		(41,113)

Net income (loss) per share:
Basic	34	RMB	0.95	RMB	0.62	RMB	(1.11)	USD	(0.16)
Diluted	34	RMB	0.74	RMB	0.62	RMB	(1.11)	USD	(0.16)

Number of shares used in computation of net income (loss)per share:
Basic	34		103,631,832		240,054,686		252,659,614		252,659,614
Diluted	34		142,108,460		240,054,686		252,659,614		252,659,614
The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2006	2007	2008	2008
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:
Net income (loss)		105,921	148,037	(280,491)	(41,113)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Minority interest		301	(3,124)	14,573	2,136
Change of fair value of financial derivatives	19	—	—	(33,873)	(4,966)
Loss from disposal of a subsidiary		—	—	384	56
Gain from disposal of intangible asset	10	—	—	(3,403)	(499)
Depreciation and amortization		6,562	27,686	67,170	9,845
Write down of inventories	6	—	815	413,789	60,651
Amortization of long-term deferred expense		—	—	5,145	754
Stock compensation expenses	23, 24	25,307	29,640	34,826	5,104
Provision for doubtful collection of account receivables	5	11,323	2,070	—	—
Provision for doubtful collection of supplier advances	7	—	—	41,962	6,151
Deferred tax benefit	27	(3,304)	(700)	(50,068)	(7,339)
Warranty provision	16	6,030	23,109	27,678	4,057
Warranty reversal	16	—	(1,520)	—	—
Unrecognized tax benefit		—	—	27,385	4,014
Others		197	6	2	1
Changes in operating assets and liabilities:
Restricted cash		(11,593)	(12,968)	(44,602)	(6,537)
Accounts receivable		(159,157)	(290,604)	111,157	16,292
Inventories		(295,685)	(359,298)	(417,016)	(61,123)
Advance to suppliers		(176,866)	(398,163)	(547,458)	(80,242)
Prepaid rent		—	(170,000)	—
Prepaid expenses		—	—	(50,000)	(7,328)
Other current assets		(54,820)	(138,823)	(47,271)	(6,929)
Amount due from related parties		28,889	(188)	901	132
Accounts payable		26,678	80,094	103,199	15,126
Accrued expenses and other liabilities		22,458	39,668	(27,857)	(4,083)
Amount due to related parties		—	(23,951)	(2,038)	(299)
Customer deposits		(55,302)	27,611	(18,134)	(2,658)

Net cash used in operating activities		(523,061)	(1,020,603)	(674,040)	(98,797)

Cash flows from investing activities:
Acquisition of fixed assets		(177,872)	(494,984)	(849,544)	(124,521)
Restricted cash		—	4,537	(1,282)	(188)
Acquisition of intangible assets		(12,988)	—	(48,517)	(7,111)
Acquisition of a subsidiary	4	—	(48,018)	(267,566)	(39,218)
Disposal of (investment in) affiliate		(300)	—	300	44
Proceeds from disposal of a subsidiary		—	—	(9,394)	(1,377)
Proceeds from disposal of intangible asset		—	—	6,958	1,020
Proceeds from disposal of fixed assets		1,113	—	—	—

Net cash used in investing activities		(190,047)	(538,465)	(1,169,045)	(171,351)

Cash flows from financing activities:
Capital contributed by minority interest shareholder		9,850	57,800	65,560	9,609
Net proceeds from issuance of preference shares	20	420,028	—	—	—
Net proceeds from issuance of redeemable ordinary shares		—	—	32	5
Net proceeds from issuance of convertible bonds		—	—	1,178,969	172,806
Net proceeds from issuance of ordinary shares	21	1,060,515	—	489,875	71,803
Dividends paid to preference shareholders		(7,226)	—	—	—
Proceeds from exercise of stock options		—	6,690	12,091	1,772
Proceeds from short-term borrowings		475,720	1,570,106	3,119,682	457,264
Payment of short-term borrowings		(99,820)	(985,005)	(2,985,852)	(437,648)
Proceeds from long-term borrowings		15,000	—	200,000	29,315
Payment of long-term borrowings		—	(16,000)	(15,000)	(2,199)
Payment of notes payables		—	(14,020)	—	—
Advances from related parties		114,900	74,633	—	—
Repayment of advances from related parties		(145,121)	—	(84,299)	(12,356)

Net cash provided by financing activities		1,843,846	694,204	1,981,058	290,371

Net increase (decrease) in cash and cash equivalents		1,130,738	(864,864)	137,973	20,223
Cash and cash equivalents at the beginning of year		7,054	1,137,792	272,928	40,004

Cash and cash equivalents at the end of year		1,137,792	272,928	410,901	60,227

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — CONT’D

		For the year ended December 31,
	Note	2006	2007	2008	2008
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Supplemental disclosure of cash flow information:
Interest paid		8,048	31,372	102,440	15,015
Income tax paid		—	3,728	51,273	7,515
Realized gain from derivative contracts		—	—	49,216	7,214
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities		—	24,212	35,904	5,263
The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Retained
		Number of		Additional		earnings		Total
		ordinary	Ordinary	paid-in	Statutory	(Accumulated		shareholders’
	Note	shares	shares	capital	reserves	losses)	Put options	equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of December 31, 2005		100,350,000	84	59,783	1,496	12,307	—	73,670

Stock compensation expenses	23	—	—	22,425	—	—	—	22,425
Share-based compensation	24	—	—	2,882	—	—	—	2,882
Acquisition of put option		—	—	—	—	—	668	668
Exercise of put option		—	—	—	—	—	(668)	(668)
Net proceeds from issuance of common stock upon IPO		60,000,000	47	1,060,468	—	—	—	1,060,515
Conversion of preference shares		79,644,754	62	419,966	—	—	—	420,028
Net income for the year		—	—	—	—	105,921	—	105,921
Cumulative dividends — preference shares		—	—	—	—	(7,226)	—	(7,226)
Appropriation of statutory reserves	22	—	—	—	14,528	(14,528)	—	—

Balance as of December 31, 2006		239,994,754	193	1,565,524	16,024	96,474	—	1,678,215

Exercise of stock option and vest of RSU	24	604,490	1	6,689	—	—	—	6,690
Share-based compensation	24	—	—	29,640	—	—	—	29,640
Shares issued to depository bank	34	1,355,500	1	(1)	—	—	—	—
Net income for the year		—	—	—	—	148,037	—	148,037
Appropriation of statutory reserves	22	—	—	—	21,524	(21,524)	—	—

Balance as of December 31, 2007		241,954,744	195	1,601,852	37,548	222,987	—	1,862,582
Exercise of stock option and vesting of RSU	24	1,040,590	1	12,090	—	—	—	12,091
Settlement of stock option exercised with shares held by depository bank		(1,040,590)	—	—	—	—	—	—
Net proceeds from issuance of common stock from additional equity offering	21	27,105,465	18	489,857	—	—	—	489,875
Share-based compensation	24	—	—	34,825	—	—	—	34,825
Net loss for the year		—	—	—	—	(280,491)	—	(280,491)
Appropriation of statutory reserves	22	—	—	—	10,090	(10,090)	—	—

Balance as of December 31, 2008		269,060,209	214	2,138,624	47,638	(67,594)	—	2,118,882

Balance as of December 31, 2008, in US$’000			32	313,466	6,983	(9,908)	—	310,573

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
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
On July 31, 2007, the Group acquired in aggregate 52% of the equity interest in Jiangsu Yangguang Solar Technology Co., Ltd. for total cash consideration of approximately RMB51,251,000 from Nantong Linyang Electric Power Investment Co., Ltd., a company whose controlling owner is also the chairman and a significant shareholder of the Company, and Lianyungang Suyuan Group Co., Ltd., a third party company. The Group accounted for this transaction as an acquisition of assets.
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
Pursuant to a written resolution of Leshan Jiayang’s board of directors dated January 1, 2008, the Group would establish a working group for the purpose to liquidate the Company’s subsidiary, Leshan Jiayang which is dormant and has insignificant operations and net assets. The liquidation process was completed during the year ended 31 December 2008.
In February 2008, the Group established Solarfun Power Deutschland GmbH (“Solarfun Deutschland”). The registered capital of the Solarfun Deutschland is Euro100,000 of which all had been contributed by the Group on February 14, 2008. The principal activity of Solarfun Deutschland is to sell PV products in the European markets. Solarfun Deutschland has not yet commenced operation as of 31 December 2008.
On August 1, 2008, the Group acquired the remaining 48% equity interest in Yangguang Solar for total cash consideration of approximately RMB355,872,000 (US$ 52,161,524) from Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”), Jiangsu Qitian Group Co., Ltd. (“Qitian Group”) and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangy”). Subsequent to this acquisition, Yangguang Solar became a wholly-owned subsidiary of the Company. The Group accounted for this transaction as a business combination (Note 4).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
1. ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)
As of December 31, 2008, the Company’s subsidiaries included the following entities:

	Date of
	incorporation/	Place of	Percentage of
	establishment/	incorporation/	shareholding/
Name of subsidiary	acquisition	establishment	ownership	Principal activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding

Solarfun Power Hong Kong Limited (“Solarfun HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurement

Solarfun USA, Inc (“Solarfun USA”)	September 18, 2007	United States of America	100%	International sales

Solarfun Power Deutschland GmbH (“Solarfun Deutschland”)	February 14, 2008	Deutschland	100%	International sales

Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	August 27, 2004	The People’s Republic of China (the “PRC”)	100%	Development, manufacturing and sales of photovoltaic (“PV”) products to overseas customers

Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	The PRC	83%	Sales of PV products to PRC customers

Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. (“Linyang R&D”)	April 9, 2007	The PRC	100%	Research and development

Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”)	July 31, 2007	The PRC	100%	Manufacturing of silicon ingots

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
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
Foreign Currency
The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation”. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of income (loss).
Convenience Translation
Amounts in United States dollar are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8225 on December 31, 2008 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at such rate.
Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, provision for doubtful debts, provision for advances to suppliers, provision for warranty, inventory write down, useful lives of fixed assets and intangible assets, impairment of fixed assets, intangible assets and goodwill, valuation allowances of deferred tax assets, stock compensation expenses and fair values of derivative contracts.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.
Restricted Cash
Restricted cash represents amounts held by a bank as security for letters of credit facilities, notes payable and PRC Custom deposits and therefore are not available for the Group’s use. The restriction on cash is expected to be released within the next twelve months.
Accounts Receivable
An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on historical experience, account balance aging, prevailing economic conditions and an assessment of specific evidence indicating troubled collection. Accounts receivable is written-off after all collection efforts have ceased.
Debt Issuance Costs
Debt issuance costs represent the incurred costs directly attributable to the issuance of the convertible notes. These costs, presented as non-current assets, are deferred and amortized ratably using the effective interest method from the debt issuance date over the life of the convertible notes. Upon the conversion of the notes, the related debt issuance costs will be debited to shareholders’ equity.
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

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Fixed Assets (Cont’d)
Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income (loss).
Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized as of December 31, 2007 and 2008 amounted to approximately RMB6,916,000 and RMB22,503,792 (US$ 3,298,467), respectively.
Intangible Asset
Land use rights
Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the lives of the land use rights agreements which have terms of tenure ranging from 45 to 50 years.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of the acquired business.
Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The Group assigns and assesses goodwill for impairment at the reporting unit level. As of December 31, 2008, goodwill relates to the acquisition of Yangguang Solar.
The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss.
The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is then its carrying value , the difference is recognize an impairment loss.
The Group performed a goodwill impairment test as of December 31, 2008 and no impairment loss was recognized.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Impairment of Long-Lived Assets
The Group evaluates its long-lived assets or asset groups, including intangible assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.
The Group performed an impairment test with regards to its fixed assets and intangible assets as of December 31, 2008 and no impairment loss was recognized.
Fair Value of Financial Instruments
The carrying amounts of accounts receivable, advance to suppliers, accounts and notes payable, customer deposits, short-term bank borrowings and amounts due to/from related parties approximate their fair values due to the short-term maturity of these instruments.
The long-term bank borrowings approximate their fair value since they bear interest rates which approximate market interest rates.
Financial Instruments — Embedded Foreign Currency Derivatives
Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts which are required to be separately accounted for in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in fair value recorded as a separate line item in the consolidate statements of income (loss) and presented in the consolidated statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.
Financial Instrument — Foreign Currency Derivative Contracts
The Group’s primary objective for holding foreign currency derivative contracts is to manage its foreign currency risk principally arising from sales contracts denominated in Euros. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.
During the year ended December 31, 2008, the Group entered into cross-currency exchange rate agreements to receive RMB and sell Euros. Changes in the fair values of these derivative instruments are recognized in the consolidated statements of income (loss) and presented in the consolidated statements of cash flows as an operating activity. The Group has elected not to apply hedge accounting to these derivative instruments. As of December 31, 2008, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro169 million and US$57 million.
The Group estimates the fair value of its foreign currency derivatives using a pricing model based on market observable inputs.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
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
More specifically, the Group’s sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “free-on-board” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, the Group requires its customers to prepay prior to shipment. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper.
In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.
The Group periodically enters into two types of processing service arrangements: a) process raw materials into PV cells and b) process PV cells into PV modules. For these service arrangements, the Group “purchases” raw material (PV cells) from a customer and contemporaneously agrees to “sell” a specified quantity of PV cells (PV modules) back to the same customer. The quantity of PV cells (PV modules) sold back to the customers under these processing arrangements is consistent with the amount of raw materials (PV cells) purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty”, the Group records the amount of revenue on these processing transactions based on the amount received for PV cells (PV modules) sold less the amount paid for the raw materials (PV cells) purchased from the customer. The revenue recognized is recorded as PV cells (PV modules) processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells (PV modules) processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy relating to revenue recognition.
Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Cost of Revenue
Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.
Research and Development Costs
Research and development costs are expensed as incurred.
Advertising Expenditure
Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were approximately RMB152,000, RMB658,000 and RMB1,383,500 (US$202,785) for the years ended December 31, 2006, 2007 and 2008, respectively.
Warranty Cost
The Group primarily provides standard warranty coverage on its PV modules sold to customers. The standard warranty provides for a 2 to 5-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. The Group considers various factors when determining the likelihood of product defects including an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own warranty claim experience. Based on the above considerations and management’s ability and intention to provide refunds for defective products, the Group accrues for warranty costs for the 2 to 5-year unlimited warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because the Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in its production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.
Government Grants
Government grants are recognized upon receipt and when all the conditions attached to the grants have been met.
Accounting for Income Taxes and Uncertain Tax Positions
The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Accounting for Income Taxes and Uncertain Tax Positions (Cont’d)
Effective January 1, 2007, the Group adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the year ended December 31, 2007. As of and for the year ended December 31, 2008, the Group recorded unrecognized tax benefits of approximately RMB27,385,000 (US$4,013,925).
The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of income (loss). No such amounts have been incurred or accrued through December 31, 2008 by the Company.
Based on existing PRC tax regulations, the tax years of Linyang Solarfun, Shanghai Linyang, Yangguang Solar and Linyang R&D for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 remain subject to examination by the tax authorities.
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
Leases
Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were approximately RMB417,000, RMB3,742,000 and RMB6,306,886 (US$924,424) for the years ended December 31, 2006, 2007 and 2008, respectively. The Group has no capital lease for any of the periods stated herein.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Net Income (Loss) Per Share
Net income (loss) per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic income (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible redeemable preference shares are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis, when the impact is dilutive. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive.
Stock Compensation
Stock awards granted to employees and non-employee are accounted for under SFAS No. 123(R) "Share-Based Payment” (“SFAS 123(R)) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, respectively.
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
Comparative Financial Statements
Certain comparative amounts in the consolidated financial statements have been reclassified to conform with the current year’s presentation.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Recent Accounting Pronouncements
In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Group to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented and will be adopted by the Company for any purchase business combination consummated subsequent to January 1, 2009.
In December 2007, the FASB issued FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), which requires noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group does not expect the adoption of SFAS160 to have a material impact on its consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 (“FSP SFAS 157-1”) and Other Accounting Pronoucements That Address Fair Value Measurement under Statement 13” and FSP FAS157-2 “Effective Date of FASB Statement No. 157” (“FSP SFAS157-2”), which collectively remove certain leasing transactions from the scope of FAS 157 and partially delay the effective date of SFAS No., 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The Group does not expect the adoption of FSP SFAS157-1, 157-2 and 157-3 to have a material impact on its consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Recent Accounting Pronouncements (Cont’d)
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group does not expect the adoption of SFAS161 to have a material impact on its consolidated financial statements.
In April 2008, the FASB issued FSP SFAS No. 142-3 “Determination of Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No., 142 and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combination and asset acquisitions. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives and disclosures for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide the effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Group does not expect the adoption of FSP 142-3 to have a material impact on its consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 became effective November 15, 2008. The Group does not expect the adoption of SFAS162 to have a material impact on its consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Recent Accounting Pronouncements (Cont’d)
In June 2008, the EITF issued EITF Issue No. 07-5 (“EITF 07-5”), Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Group has determined that upon the adoption of EITF 07-5, its convertible bonds will be accounted for separately as a debt host instrument, measured at amortized cost, and an embedded conversion derivative liability, measured at fair value. Changes in the fair value of the derivative liability will recognized through the income statement. An adjustment to opening retained earnings as at January 1, 2009 will be recorded for the difference between the amounts previously recognized and the amount that would have been recognized if EITF 07-5 had been applied from the issuance date of the convertible bonds.
In June 2008, the FASB issued FSP EITF Issue No. 03-6-1(“FSP EITF 03-6-1”), Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP ITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Group has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since its incorporation. The Group does not expect the adoption of FSP EITF 03-6-1 to have a material impact on its consolidated financial statements.
In November 2008, the FASB ratified EITF Issue No. 08-7 (“EITF 08-7”), “Accounting for Defensive Intangible Assets”. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Group does not expect the adoption of EITF 08-7 to have a material impact on its consolidated financial statements.
Concentration of Risks
Concentration of credit risk
Assets that are potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, advances made to suppliers and accounts receivable.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of Risks (Cont’d)
Concentration of credit risk (Cont’d)
The Company has approximately RMB391,444,000 (US$57,375,449) of cash and bank deposits in the PRC, which constitute about 95% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Company mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.
Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances, the top five suppliers accounted for 41.0% and 42.3% as of December 31, 2007 and 2008, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.
With respect to accounts receivable, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of Risks (Cont’d)
Concentration of customers
The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for 85.4%, 43.0% and 53.2% for the years ended December 31, 2006, 2007 and 2008, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.
Concentration of suppliers
A significant portion of the Group’s raw materials are sourced from its five largest suppliers who collectively accounted for 50.9%, 59.0% and 42.0% for the years ended December 31, 2006, 2007 and 2008, respectively, of the Group’s total raw material purchases. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of Risks (Cont’d)
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

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
3. ASSET ACQUISITION
On July 31, 2007, the Company entered into an agreement with Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”), a company whose controlling owner is also a significant shareholder and chairman of the Company, and Lianyungang Suyuan Group Co., Ltd. (“Qitian Group”), (collectively the “Buyers”) to acquire in aggregate a 52% equity interest in Yangguang Solar from Nantong Linyang for cash consideration of RMB51,251,200 (US$7,512,085). As Yangguang Solar does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. Yangguang Solar is mainly engaged in the manufacturing of PV cells and other electronic components. As of July 31, 2007, the fair values of the net identifiable assets of Yangguang Solar acquired are as follows:

	RMB’000	US$’000

Net assets acquired:
Property, plant and equipment	17,685	2,592
Intangible assets	82,324	12,066
Deferred tax assets	3,792	556
Current assets	3,907	573
Cash and bank balances	3,233	474
Current liabilities	(14,979)	(2,196)
Deferred tax liability	(9,118)	(1,336)
Minority interest	(35,593)	(5,217)

	51,251	7,512

Cash paid	51,251	7,512

4. BUSINESS COMBINATION
On August 1, 2008, the Group acquired the remaining 48% equity interest in Yangguang Solar for total cash consideration of approximately RMB355,872,000 (US$52,161,524) from Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”), Jiangsu Qitian Group Co., Ltd. (“Qitian Group”) and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangy”). The transaction was completed on August 1, 2008 and has been accounted for as a business combination as it meets the definition of a business. The excess purchase price over the fair value was recorded as goodwill. The acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price was allocated as follows:

	RMB’000	US$’000

Property, plant and equipment	162,313	23,791
Intangible assets	96,657	14,167
Deferred tax assets	3,843	563
Current assets	157,295	23,055
Current liabilities	(90,386)	(13,248)
Non-current liabilities	(88,800)	(13,015)
Deferred tax liability	(19,125)	(2,803)
Goodwill	134,735	19,749

	356,532	52,259

Cash consideration (Note a)	355,872	52,162
Cost of acquisition	660	97

Total purchase consideration	356,532	52,259

Note a:
The cash consideration was agreed to be settled within 180 days after August 1, 2008. As of December 31, 2008, the remaining unpaid consideration owing to a third party and related parties amounted to approximately RMB55,605,000 (US$8,150,238)(Note 15) and RMB33,363,000 (US$4,890,143) (Note 29), respectively. Such amount was subsequently settled in April 2009.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
5. ACCOUNTS RECEIVABLE
The Group’s accounts receivable is net of provision for doubtful debt. Provision for doubtful debt activity is as follows:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	11,323	2,619	384
Provision for doubtful debt	2,070	—	—
Written-off	(10,774)	(352)	(52)

Ending balance	2,619	2,267	332

6. INVENTORIES — NET
Inventories consist of the following:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	299,059	488,582	71,613
Work-in-progress	237,486	56,498	8,281
Finished goods	191,935	186,628	27,355

	728,480	731,708	107,249

As of December 31, 2007 and 2008, raw materials of approximately RMB38,858,000 and RMB53,288,000 (US$7,810,627), respectively, of the Group were held in custody by other parties for processing. Inventory write-off amounted to RMB Nil, RMB815,000 and RMB413,788,000 (US$60,650,495) for the years ended December 31, 2006, 2007 and 2008, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
7. ADVANCE TO SUPPLIERS
Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded a charge to cost of revenue amounting to approximately RMB nil, RMB nil and RMB41,962,000 (US$6,150,531), for the years ended December 31, 2006, 2007 and 2008, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. Subsequent to the balance sheet date, the Group renegotiated three of its raw materials purchase contracts which resulted in a reduction in unit prices to be paid and revisions to the timing of delivery of raw materials.
8. OTHER CURRENT ASSETS
Other current assets consist of the following:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

VAT recoverable	132,901	141,868	20,794
Other receivables	52,192	123,989	18,174
Prepaid expenses	29,385	215,892	31,644

	214,478	481,749	70,612

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
8. OTHER CURRENT ASSETS (CONT’D)
VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.
The balance of other receivables as of December 31, 2007 and 2008 included an amount of approximately RMB35,275,000 and RMB79,081,000 (US$11,591,206), respectively for receivable of export VAT refund. The balance also included an amount of approximately RMB nil and RMB9,642,000 (US$1,413,265) as of 31 December 2007 and 2008, respectively, for an insurance claim for certain damaged fixed assets. The remaining balances of other receivables as of 31 December 2007 and 2008, primarily consist of deposit provided to custom office of approximately RMB8,660,000 and RMB7,546,000 (US$1,106,046), respectively and deposit provided to consumables suppliers of approximately RMB 3,000,000 and RMB6,000,000(US$879,443), respectively.
As of December 31, 2007 and 2008, prepaid expenses mainly comprise of advances made to E-Mei Semiconductors Material Factory (“E-Mei”)(Note 12).
9. FIXED ASSETS — NET
Fixed assets consist of the following:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	87,040	190,933	27,986
Plant and machinery	398,938	881,210	129,162
Furniture, fixtures and office equipment	7,074	23,769	3,484
Computer software	584	1,764	259
Motor vehicles	4,966	7,542	1,105
Construction-in-progress	238,268	485,877	71,217

	736,870	1,591,095	233,213
Less: Accumulated depreciation	(33,986)	(98,520)	(14,441)

	702,884	1,492,575	218,772

Depreciation expense amounted to approximately RMB6,471,000, RMB26,731,000 and RMB 64,929,164 (US$9,516,917) for the years ended December 31, 2006, 2007 and 2008, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
10. INTANGIBLE ASSETS — NET
Intangible assets consist of the following:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Land use rights
Cost	95,328	219,253	32,138
Less: Land use rights disposal	—	(3,555)	(522)
Less: Accumulated amortization	(1,046)	(2,962)	(434)

	94,282	212,736	31,182

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company (Note 29).
As of December 31, 2007, land use rights with net book value of RMB24,401,838 was pledged for short-term bank borrowings of RMB298,667,600. As of December 31, 2008, land use rights with net book value of RMB36,491,430 (US$5,348,689) were pledged for short-term bank borrowings totaling RMB355,000,000 (US$52,033,712) (Note 14).
For each of the next five years, annual amortization expense of the land use rights will be approximately RMB4,474,855 (US$655,897).
11. GOODWILL
The change in the carrying amount of goodwill for the years ended December 31, 2008 was as follows:

	As of December 31,
	2008	2008
	(RMB’000)	(US$’000)

Beginning balance	—	—
Goodwill acquired during the year	134,735	19,749

Ending balance	134,735	19,749

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
12. LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Convertible bond issuance costs (Note 26)	44,385	37,444	5,488
Advanced payments	170,000	—	—

	214,385	37,444	5,488

In October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-Mei, a third party supplier. According to these contracts, the Group has committed to pay advances totaling RMB220,000,000 to E-Mei in return for a five-year exclusive procurement right to silicon wafers produced by E-Mei’s new production facilities. The procurement right entitles the Group to purchase the abovementioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.
The RMB220,000,000 committed advances would be paid to E-Mei according to progress of construction of the new production facilities based on the construction progress status report provided by E-Mei. Amounts payable from future raw material purchases from E-mei will be offset against the advances. However, for each purchase, the Group can only offset 30% of the amount against the purchase advances. After the Group has fully utilized all of the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase. As at December 31, 2007, total advanced payments made to E-mei amounted to RMB170 million which was classified as a non-current asset since the Company was unable to reasonably determine whether any of the advanced payments will be utilized over the next 12 months due to uncertainty on whether the E-mei production facilities would commence operations by the end of 2008.
In October 2008, the new production facilities were completed and total advanced payment of RMB 220,000,000 was paid by the Company to E-mei.
In December 2008, the Company commenced a renegotiation on the above arrangement with E-mei and a renegotiated contract was subsequently signed in March 2009. The Company is entitled to purchase the silicon wafers at a discount of 5% below market price at the time of purchase and can offset 55% of the amount against the purchase advances. The remaining balance of 45% of the cost of raw materials would be settled in cash by the Company. After the Company has fully utilized the advances, the Company is no longer entitled to purchase silicon wafers at the above discount.
The above arrangement, comprising of a lease component and a raw material supply component, is accounted for in accordance to EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” which requires the advanced payments to be allocated to the lease and non-lease components on a relative fair value basis. The lease component is accounted for as an operating lease in accordance with SFAS No. 13 “Accounting for Leases”. As at December 31, 2008, the Company expects the full amount of its advanced payments to be utilized in the next 12 months based on an assessment of its raw material needs and the expected available output to be received from E-mei. Accordingly, the full amount of advanced payments is presented as a current asset as at December 31, 2008.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
13. INVESTMENT
Investment represents a 30% equity ownership in Shanghai Yangneng New Energy Technology Co., Ltd. (“Shanghai Yangneng”), an equity joint venture company established in the PRC by Shanghai Linyang and a third party company on October 20, 2006. The registered capital of Shanghai Yangneng is RMB3,000,000 (US$439,722) and Shanghai Linyang has contributed RMB300,000 (US$43,972) in cash as capital contribution for its 30% equity interest. Shanghai Yangneng is principally engaged in the manufacturing and sales of PV products.
On 5 June 2008, Shanghai Linyang sold its 30% equity investment to Linyang Electronics Co., Ltd, a related party of the Group and a third party buyer in return for cash consideration amounting to RMB300,000 (US$43,972).
14. BANK BORROWINGS

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	980,002	1,298,832	190,375

Comprised of:
Short-term	965,002	1,098,832	161,060
Long-term, current portion	15,000	30,000	4,397

	980,002	1,128,832	165,457
Long-term, non-current portion	—	170,000	24,918

	980,002	1,298,832	190,375

The short-term bank borrowings outstanding as of December 31, 2007 and 2008 bore an average interest rate of 6.392% and 6.860% per annum, respectively and were denominated in Renminbi. These borrowings were obtained from financial institutions and had terms of six months to one year expiring at various times throughout the year. As of December 31, 2007 and 2008, unused short-term bank loan facilities amounted to approximately RMB231,332,000 and RMB533,458,204 (US$78,191,106), respectively.
The long-term bank borrowings outstanding as of December 31, 2007 and 2008 bore average interest rates of 6.255% and 6.747% per annum, respectively and were denominated in Renminbi. These borrowings were obtained from financial institutions and represented the maximum amount of the facility. The current portion and non-current portion of the long-term bank borrowings as of 31 December 2008 will be due from March 25, 2009 to December 25, 2009 and March 25, 2010 to December 27, 2011, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
14. BANK BORROWINGS (CONT’D)
Bank borrowings as of 31 December 2007 and 2008 were secured/guaranteed by the following:
December 31, 2007

Amount	Secured/guaranteed by
(RMB’000)

20,000	Guaranteed by Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company.

278,668
Jointly guaranteed by (i) Linyang Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company, (ii) a significant shareholder of the Company together with his spouse, (iii) Qidong Huahong Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company, and (iv) the Group’s land use right of RMB4,595,937 (Note 10)

103,600	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (ii) Solarfun Power Holdings Co., Ltd.

60,000	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (ii) Huaerli (Nantong) Electronics Co., Ltd.

497,734	Guaranteed by Linyang Electronics Co., Ltd.

20,000	Jointly guaranteed by a significant shareholder of the Company and land use rights of RMB19,805,901.

980,002

December 31, 2008

Amount	Secured/guaranteed by
(RMB’000)

430,000	Jointly guaranteed by (i)Solarfun Power Holdings Co., Ltd. (ii)The Group’s land use rights with net book value in aggregate of RMB36,491,430 (US$5,348,689) (Note 10).

160,832	Guaranteed by Solarfun Power Holdings Co., Ltd.

73,000	Guaranteed by Yangguang Solar

550,000	Guaranteed by Linyang Solarfun

30,000	Jointly guaranteed by (i) Linyang Solarfun (ii) Letter of credit provided by the Company’s customer which amounted to RMB30,000,000 (US$4,397,215)

55,000	Guaranteed by letter of credit provided by the Company’s customer which amounted to RMB50,000000 (US$7,328,692)

1,298,832

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
14. BANK BORROWINGS (CONT’D)
As of December 31, 2007 and 2008, the maturities of these long-term bank borrowings were as follows:

	December 31,	December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Within 1 year	15,000	30,000	4,397
Within 1-2 years	—	90,000	13,192
Within 2-3 years	—	80,000	11,726

	15,000	200,000	29,315

In October 2007, Linyang Solarfun entered into an agreement with Linyang Electronics, under which Linyang Solarfun agreed to pay an annual fee of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. As of December 31, 2007, the Group has accrued RMB6,717,163 for the bank borrowings guaranteed by Linyang Electronics. As of December 31, 2008, the Group has fully paid the annual guarantee fee of RMB10,063,635 (US$1,475,066) for the bank borrowings guaranteed by Linyang Electronics.
15. ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Consideration payable (Note 4)	—	55,605	8,150
Accrued warranty costs (Note 16)	20,957	48,635	7,129
Accrued wages	16,098	23,947	3,510
Interest payable for convertible bonds	—	19,246	2,821
Income tax payable	4,430	6,306	924

Accrued professional service fees	13,204	7,958	1,167

Accrued land estate tax	4,800	7,534	1,104
VAT payable	1,941	1,779	261
Accrued interest expenses for bank borrowings	2,186	1,339	196
Payables relating to issuance of convertible bonds	44,385	—	—
Accrued fixed asset purchase	8,781	—	—
Accrued processing cost	4,812	—	—
Accrued sales commission	3,015	—	—
Other accrued expenses	7,352	13,290	1,948
Other liabilities	3,434	3,389	497

	135,395	189,028	27,707

Consideration payable relates to the remaining balance of the purchase consideration for the acquisition of the remaining 48% equity interest in Yangguang Solar (Note 4).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
16. ACCRUED WARRANTY COSTS
The Group’s warranty activity is summarized below:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	7,550	20,957	3,072
Warranty provision	23,109	46,565	6,825
Reversal of expired warranty accrual	(1,520)	—	—
Warranty claims paid	(8,182)	(18,887)	(2,768)

Ending balance	20,957	48,635	7,129

17. CUSTOMER DEPOSITS
Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.
18. NOTES PAYABLE
As of December 31, 2008, notes payable were non-interest bearing and were secured by RMB41,126,880 of the Company’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. As of December 31, 2008, these notes will be due for payment over the next 12 months.
19. DERIVATIVE CONTRACTS

	As of December 31,
	2008	2008
	(RMB’000)	(US$’000)

Financial assets:
Foreign exchange derivative contracts (not designated as hedging instruments)	39,665	5,814

Financial liabilities:
Foreign exchange derivative contracts (not designated as hedging instruments)	5,792	849
The following information provides the carrying value and estimated fair value of the Company’s derivative contracts.

	As of December 31, 2008
	Carrying Value		Fair value
	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)

Foreign exchange derivative contracts — Financial assets	39,665	5,814	39,665	5,814
Foreign exchange derivative contracts — Financial liabilities	5,792	849	5,792	849

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
20. SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES
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
21. ISSUANCE OF ORDINARY SHARES FROM ADDITIONAL EQUITY OFFERING
In 2008, the Company issued 5,421,093 ADSs, representing 27,105,465 of the Company’s ordinary shares at the par value per share of US$0.0001. Total proceeds from this additional equity offering was US$73,877,875 (approximately RMB504 million). Net proceeds was approximately US$71,521,000 (approximately RMB489 million) after deduction of related issuance costs.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
22. STATUTORY RESERVES
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

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

General Reserve Fund	13,779	21,524	10,090	1,479
Enterprise Expansion Fund	749	—	—	—
Staff Welfare and Bonus Fund	—	—	—	—

	14,528	21,524	10,090	1,479

23. STOCK COMPENSATION EXPENSE
On April 8, 2006, three of the then owners of Linyang Solarfun sold their 5% equity interests (which approximates 5,017,500 ordinary shares of the Company) to Linyang Electronics Co., Ltd., for US$72,533 per 1% equity interest. The fair value of the equity interests transferred was determined to be RMB2,648,681 (US$388,227) per 1% equity interest based on an independent valuation by Censere Holdings Limited. The intrinsic value of the transfer has been recorded as compensation expense and presented as part of general and administrative expenses in the year ended December 31, 2006. Accordingly, RMB10,337,000 (US$1,515,134) was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2006.
On August 2, 2006, when the Company exercised the Put Option (Note 20)which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.54 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB5.53) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 (US$1,771,743) and has been recorded as a charge to general and administrative expenses in the year ended December 31, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
24. SHARE OPTION PLANS
In November 2006, the Company adopted a stock option scheme (the “2006 Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company (the “2006 Option Plan Participants”). Under the 2006 Option Plan, the Company may issue options to the 2006 Option Plan Participants to purchase not more than 10,799,685 ordinary shares. All options granted under the 2006 Option Plan would expire on November 30, 2016 and generally vest over 3 to 5 years. As of December 31, 2008, options to purchase 6,826,900 ordinary shares were granted and outstanding with exercise price ranging from US$1.80 to US$6.75 per share. Included in these options are 420,000 options that can be early exercised, at the discretion of the holders, into unvested 420,000 ordinary shares. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase them for the same price paid by the holders.
On August 22, 2007, the Company’s Board of Directors approved the “2007 Equity Incentive Plan” (the “2007 Incentive Plan”). The 2007 Incentive Plan permits the grant of Incentive Stock Options, Non-statutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and other stock based awards to employees, directors and consultants of the Group (the “Participants”). Under the 2007 Incentive Plan, the Company may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the Board of Directors. The 2007 Incentive Plan will expire on August 21, 2017.
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
The following table summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	options	price	contractual life	value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2007	8,012,998	1.80
Granted	4,905,667	2.96
Exercised	(504,500)	1.80		2,223,455
Forfeited/Cancelled	(4,308,665)	1.83

Outstanding, December 31, 2007	8,105,500	2.48	8.92	32,827,275
Granted	5,687,900	2.12
Exercised	(915,600)	1.86		2,350,166
Forfeited	(1,493,000)	2.44

Outstanding, December 31, 2008	11,384,800	2.35	8.22	12,000

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
24. SHARE OPTION PLANS (CONT’D)

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	options	price	contractual life	value

Vested and expected to be vested at December 31, 2008	11,384,800	2.35	8.22	12,000

Exercisable at December 31, 2008	1,813,900	2.36	7.92	0

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.002 per ordinary share as of December 31, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2008.
The weighted-average grant-date fair value of options granted during the years 2007 and 2008 were US$2.22 and US$1.51, respectively.
During the year ended December 31, 2007, the Company accelerated the vesting of 455,667 stock options of certain terminated employees. As a result of that modification, the Company recognized additional compensation expense of approximately RMB2,708,034 (US$396,927) for the year ended December 31, 2007.
The aggregate fair value of the outstanding share options at the respective grant dates was determined to be RMB138,379,075 (US$20,282,752) and such amount shall be recognized as compensation expense using the straight line method with graded vesting based on service condition. Accordingly, approximately RMB2,882,000, RMB27,019,000 and RMB27,312,000 (US$4,003,225) were recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2006, 2007 and 2008, respectively.
As of December 31, 2008, there was RMB97,535,272 (US$14,296,119) of unrecognized share-based compensation cost related to share options which is expected to be recognized over a weighted-average vesting period of 4.04 years. To the extent the actual forfeiture rate is different from original estimate, actual share-base compensation related to these awards may be different from the expectation.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
24. SHARE OPTION PLANS (CONT’D)
The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

		Weighted
		average
	Number of	grant date
	RSUs	fair value
		(US$)
Unvested, January 1, 2007	—	—
Granted	59,994	16.35
Vested	(19,998)	16.35
Forfeited/Cancelled	—	—

Unvested, December 31, 2007	39,996	16.35
Granted	122,500	20.06
Vested	(24,998)	15.69
Forfeited	—	—

Unvested, December 31, 2008	137,498	19.78

The aggregate fair value of the unvested RSUs at their respective grant dates was determined to be RMB18,552,711 (US$2,719,342) based on the quoted market price of the Company’s ordinary share at the grant date, and such amount shall be recognized as compensation expenses using the straight line method with graded vesting based on service condition. RMB2,621,082 and RMB7,512,000 (US$1,101,063) were recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2007 and 2008.
As of December 31, 2008, there was RMB13,969,676 (US$2,047,589) of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 3.44 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.
For stock options granted before January 1, 2008, the fair value of each share option grant was estimated on the date of grant using the Black-Scholes option pricing model. For share options and RSU granted after January 1, 2008, the fair value of each award is estimated on the date of grant using a binomial-lattice option valuation model. The binomial-lattice model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial-lattice model takes into account variables such as volatility, dividend yield, and risk-free interest rate. However, in addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial-lattice model provides a fair value for its share based compensation plans that is more representative of actual experience and future expected experience than the value calculated in previous years using the Black-Scholes model.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
24. SHARE OPTION PLANS (CONT’D)
The Company calculated the estimated fair value of share options on the grant date using the Black-Scholes Option valuation model or the Binomial-Lattice model for 2007 and 2008, respectively, with the following assumptions:

	Granted in 2007	Granted in 2008

Risk-free interest rate	3.85% – 5.05%	2.12% – 4.03%
Expected life (years)	5.25 – 6.29 years	Not applicable
Expected dividend yield	0%	0%
Expected volatility	65% – 86%	75% – 80%
Sub optimal early exercise factor	Not applicable	4 times

Fair value of options at grant date per share	From US$1.32 to US$ 4.87	From US$0.69 to US$ 4.19
Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of the award at the time of grant. The Company has no historical exercise patterns as reference therefore, expected life (in 2007) is based on management’s estimation of future behavior. Expected dividend yield is determined in view of the Group’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. Sub optimal early exercise factor (in 2008) is determined based on the times of historical exercise price over corresponding stock price at the exercise date.
Total compensation expense relating to share options and RSU recognized for the years ended December 31, 2006, 2007 and 2008 is as follows:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	123	3,200	3,825	561
Selling expenses	19	905	3,617	530
General and administrative expenses	2,223	24,489	26,414	3,871
Research and development expenses	517	1,046	969	142

	2,882	29,640	34,825	5,104

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
25. REDEEMABLE ORDINARY SHARES
On January 29, 2008 and concurrently with the convertible bond issuance (see Note 26), the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.
The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the Notes cease to be outstanding. Such rights will expire one month after the maturity of the Notes. In addition, the holders of the ADSs has the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. All distributions received by the ADS holders are to be paid back to the Company.
26. CONVERTIBLE BONDS
On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (“Notes”) due January 15, 2018 to third party investors (“the Holders”). The Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.
The Holder may require the Company to redeem all or a portion of the Notes on January 15, 2015, at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest. The Holder may also require the Company to redeem all or a portion of the Notes at a price equal to 100% of principal amount of the Notes to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change, which is defined as a change in control or a termination of trading.
In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of principal amount of the Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions.
At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 per ADSs (equivalent to an initial conversion price of approximately $19.125 per ADS) per US$1,000 principal amount of the Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustments in certain circumstances.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
26. CONVERTIBLE BONDS (CONT’D)
The Notes was initially recorded at the principal amount of RMB1,210,777,500 (US$177,468,303). Direct debt issuance costs of RMB40,439,045 (US$5,927,306) are deferred and amortized over the life of the Notes using the effective interest method. For the year ended December 31, 2008, the interest expense for the Notes was approximately RMB43,398,000 (US$6,361,011).
The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Notes under the requirements of SFAS 133. The conversion option did not qualify for derivative accounting because the conversion option, if freestanding, is indexed to the Company’s own shares and would be classified within shareholders’ equity. The redemption and put options did not qualify for derivative accounting because they are clearly and closely related to the debt host instrument.
No beneficial conversion feature was recognized as the effective conversion price of US$19.125 was higher than the fair value per ADS of the Company at the commitment date (January 29, 2008) of US$17.73.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
27. GOVERNMENT GRANTS
During the years ended December 31, 2006, 2007 and 2008, the Group received approximately RMB 852,000, RMB2,088,681 and RMB3,479,000 (US$509,930), respectively, in government subsidies which were approved by the relevant PRC government authorities. These subsidies were received because the Group qualifies as a “high technology” enterprise in Lianyungang City of Jiangsu Province in the PRC and it met certain criteria such as increase in the amount of capital investment and net assets, number of employees and sales and tax payments. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full amount of the subsidies has been recorded as “government grants” in year 2006, 2007 and 2008, respectively, when received.
28. INCOME TAXES
Current Taxation
The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.
The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries are subject to EIT at a statutory rate of 25%.
In March 2005, Linyang Solarfun was granted a 5-year tax holiday commencing in 2005 which entitles it to a two-year EIT exemption followed by a three-year reduced EIT rate of 50% (“tax holiday”). During 2008, Linyang Solarfun received approval from the PRC taxation authorities as a “New and High Technology Enterprise” (“NHTE”) and obtained the NHTE certificate. In accordance with the PRC Income Tax Laws, an enterprise awarded with the NHTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential enterprise income tax policies, the new Tax Law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply at its sole and absolute discretion. Linyang Solarfun has chosen to apply the tax holiday.
Shanghai Linyang, Yangguang Solar and Linyang R&D, domestic companies in the PRC, are subject to EIT at a rate of 33% for the years ended December 31, 2006 and 2007 and 25% for the year ended December 31, 2008.
In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2008, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2008, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Company has analyzed the applicability of this law and will continue to monitor the related development and application.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
28. INCOME TAXES (CONT’D)
Current Taxation (Cont’d)
The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008.
Income before income taxes and minority interest consists of:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(28,234)	(59,395)	5,562	815
PRC	131,324	211,766	(264,961)	(38,836)

	103,090	152,371	(259,399)	(38,021)

The income tax benefit(expense) is comprised of:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(172)	(8,158)	(65,940)	(9,666)
Deferred	3,304	700	59,421	8,710

	3,132	(7,458)	(6,519)	(956)

The reconciliation of tax computed by applying the statutory income tax rate of 25% (33% — 2006 and 2007) applicable to PRC operations to income tax expenses is as follows:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate at 33% for Year 2006 and year 2007 and 25% for Year 2008	(34,020)	(50,282)	64,850	9,505
Non-deductible expenses	(4,337)	(1,600)	(2,804)	(411)
Tax holidays	39,636	51,708	(32,533)	(4,768)
Research & Development expense	—	—	1,104	162
Preferential tax rate	8,808	13,018	—	—
Tax rate differences	(10,049)	(19,601)	(24,870)	(3,645)
Deferred tax benefit including change in tax rate	3,304	355	2,130	312
Tax credit	—	—	16,923	2,480
Changes in the valuation allowance	(210)	(1,056)	(31,319)	(4,591)

	3,132	(7,458)	(6,519)	(956)

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
28. INCOME TAXES (CONT’D)
Current Taxation (Cont’d)
The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.47	0.22	(0.13)	(0.02)

Diluted	0.34	0.22	(0.13)	(0.02)

Deferred taxation
Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Tax Credit	—	7,569	1,110
- Warranty provision	2,620	6,079	892
- Inventory write-off	79	63,890	9,364
- Allowance for advances to supplier	—	5,245	769
- Allowance for doubtful accounts	327	284	41
- Other		315	46
Valuation allowance	—	(25,390)	(3,721)

Net current deferred tax assets	3,026	57,992	8,501

Non-Current:
- Pre-operating expenses	1,340	1,047	153
- Tax losses	936	999	146
- Fixed assets	6,576	9,886	1,449
- Long-term deferred expense	260	258	38
- Other	35	35	5
Valuation allowance	(4,380)	(7,736)	(1,134)

Net non-current deferred tax assets	4,767	4,489	657

Deferred tax liabilities:
Current:
- Other	—	1,416	207

Current deferred tax liabilities	—	1,416	207

Non-Current:
- Land use rights	9,038	27,155	3,980

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
28. INCOME TAXES (CONT’D)
Deferrd Taxation (Cont’d)
In assessing the realizability of deferred tax assets, the Company has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence.
As of December 31, 2007, the Group had a net tax operating loss carryforward of approximately RMB1,429,000 attributed to one of its subsidiaries, Sichuan Leshan Jiayang and RMB2,930,000 attributed to one of its subsidiaries, Yangguang Solar. Under Chinese tax regulations, net operating losses may be carried forward for up to five years. As of December 31, 2008, the net tax operating loss of Yangguang Solar has been utilized. No tax operating loss exists for Sichuan Leshan Jiayang since it was disposed in year 2008. In addition, the Group also has a net tax operating loss from its non-PRC subsidiaries of RMB3,996,000 which starts to expire in 2028.
As of December 31, 2008, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
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
The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the year ended December 31, 2007. The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of other operating expenses in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2007 and 2008 by the Company.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
28. INCOME TAXES (CONT’D)
FIN 48 Implementation (Cont’d)
For the year ended December 31, 2008, the Company recorded an unrecognized tax benefit for approximately RMB27,385,000 (US$4,013,925) related to its Hong Kong subsidiary, which based on the facts and circumstances, including, notably, the uncertainty of the interpretation and administrative practices associated with the applicable PRC tax law as of December 31, 2008, may be considered a PRC tax resident. It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. RMB27,385,000 of the unrecognized tax benefits, if ultimately recognized will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	—	—	—
Incurred during the year	—	27,385	4,014

Ending balance	—	27,385	4,014

Based on existing PRC tax regulations, the tax periods of Linyang Solarfun, Shanghai Linyang, Yangguang Solar and Linyang R&D for the fiscal years ended December 31, 2004 to 2008 remain open to potential examination by the tax authorities. The tax periods for the Company’s non-PRC subsidiaries’ for the fiscal year December 31, 2007 to December 31, 2008 remain open to potential examination by the respective tax authorities.
29. RELATED PARTY TRANSACTIONS
Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)	Controlling owner is also a significant shareholder of the Company

Nantong Linyang Intelligent Equipment Co., Ltd. (“Intelligent Equipment”)	Controlling owner is also a significant shareholder of the Company

Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)	Controlling owner is also a significant shareholder of the Company

Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)	Controlling owner is also a significant shareholder of the Company

Linyang Agricultural Development (Nantong) Co., Ltd. (“Linyang Agricultural”)	Controlling owner is also a significant shareholder of the Company

Nantong Linyang Ecological Cultural Co., Ltd (“Linyang Ecological”)	Controlling owner is also a significant shareholder of the Company

Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”)	Controlling owner is also a significant shareholder of the Company

Hong Kong Huaerli Trading Co., Ltd. (“Hong Kong Huaerli”)	Controlling owner is also a significant shareholder of the Company

Shanghai Linyang Electronics Technology Co., Ltd. (“Linyang Technology”)	Controlling owner is also a significant shareholder of the Company

Qidong Jiaotong Engineering Co., Ltd. (“Jiaotong Engineering”)	Controlling owner is also a significant shareholder of the Company

Nantong Linyang Labor Service Company (“Linyang Labor Service”)	Controlling owner is also a significant shareholder of the Company

Ya An Yongwang Silicon Co., Ltd.(“Ya An”)	Controlling owner is also a significant shareholder of the Company

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
29. RELATED PARTY TRANSACTIONS (CONT’D)
Significant Related Party Transactions
The Group had the following significant related party transactions and balances during the periods presented:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Purchase of raw materials from:
- Linyang Electronics	2,631	24,355	39,156	5,739
- Ya An	—	—	7,436	1,090
- Linyang Ecological	—	—	58	9
- Jiaotong Engineering	—	297	—	—
- Huerli Nantong	23,762	—	—	—

Purchase of services from:
- Linyang Ecological	—	—	444	65
- Linyang Labor Service	—	—	1,803	264

Purchase of fixed assets and land use rights from:
- Linyang Electronics	—	1,207	2,374	348
- Jiaotong Engineering	—	681	615	90
- Linyang Ecological	—	—	314	46
- Qidong Huahong	26,460	—	—	—

Advances from:
- Linyang Electronics	105,900	—	—	—
- Linyang Agricultural	9,000	—	—	—

Loans from:
- Hong Kong Huaerli	—	73,046	64,668	9,479
- Nantong Linyang	—	7,000	—	—
- Qitian Group	—	4,253	—	—

Loan interest:
- Hong Kong Huaerli	—	—	1,385	203
- Nantong Linyang	—	221	137	20

Expenses incurred in relation to guarantee provided by
- Linyang Electronics	—	6,717	10,064	1,475

Factory leased from:
- Linyang Electronics	—	1,234	6,084	892

Purchase of Yangguang Solar from:
- Nantong Linyang	—	—	133,452	19,561

Disposal of an associate to the related party:
- Linyang Technology	—	—	200	29

Advance paid to the related party:
- Linyang Labor Service	—	—	309	45
- Linyang Electronics	—	6,326	9,026	1,323
- Linyang Ecological	—	800	—	—

As of December 31, 2007 and 2008, bank borrowings amounting to approximately RMB960 million and RMB Nil, respectively, were guaranteed by related parties (Note 14).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
29. RELATED PARTY TRANSACTIONS (CONT’D)
Balances with Related Parties
As of December 31, 2007 and 2008, balances with related parties comprised:

	As of December 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Amount due from related parties:
- Others	920	19	3

- Weighted average balances	230	5	1

Amount due to related parties:
- Nantong Linyang	7,221	33,363	4,890
- Linyang Electronics	7,378	4,098	601
- Hong Kong Huaerli	73,046	—	—
- Qidong Huahong	—	—	—
- Qitian Group	3,452	—	—
- Others	1,642	2,305	338

	92,739	39,766	5,829

As of December 31, 2008, the amount owing to Nantong Linyang relates to the remaining balance of the purchase consideration for the acquisition of the remaining 48% equity interest in Yangguang Solar (Note 4).
The weighted average balances due to related parties are analyzed as follows:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

- Nantong Linyang	—	2,844	15,407	2,258
- Linyang Electronics	2,590	3,192	6,107	895
- Hong Kong Huaerli	—	14,609	14,609	2,141
- Qidong Huahong	21,896	4,850	—	—
- Qitian Group	—	1,244	—	—
- Others	—	291	679	100
As of December 31, 2007 and 2008, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.
30. EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 41% of the employees’ salaries. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB3,155,000, RMB7,334,000 and RMB18,686,311 (US$2,738,924) for the years ended December 31, 2006, 2007 and 2008, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
31. COMMITMENTS AND CONTINGENCIES
Acquisition of machineries
As of December 31, 2008, the Group had commitments of approximately RMB163,059,860 (US$23,900,309) related to the acquisition of machineries. The commitment for acquisition of machineries is expected to be settled within the next twelve months.
Operating lease commitments
The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as at December 31, 2008 are as follows:

	For the year ended
	December 31, 2008
	(RMB’000)	(US$’000)

Within 1 year	5,436	797
Within 1-2 years	3,977	583
Within 2-3 years	2,008	294
Within 3-4 years	43	6
Within 4-5 years	—	—

Total	11,464	1,680

The terms of the leases do not contain rent escalation or contingent rents.
Purchase of raw materials
The commitments related to framework contracts to purchase raw materials as of December 31, 2008 are as follows:

	For the year ended
	December 31, 2008
	(RMB’000)	(US$’000)

Within 1 year	4,492,484	658,481
Within 1-2 years	1,606,706	235,501
Within 2-3 years	1,065,478	156,171
Within 3-4 years	1,090,871	159,893
Within 4-5 years	1,061,550	155,595
Over 5 years	1,030,623	151,063

	10,347,712	1,516,704

The above listing of amounts and timing of purchases are based on management’s best estimate using existing terms in the framework contracts. To the extent the terms of the contracts are revised through negotiation or agreement between the Group and its suppliers, the amount or timing of purchases could change.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
31. COMMITMENTS AND CONTINGENCIES (CONT’D)
Purchase of land use rights
The Group entered into an investment agreement with the local government of Qidong on November 17, 2007 under which the Group agreed to acquire the land use rights for a total area of approximately 194,000 square meters. The agreed purchase consideration for the land use rights amounted to approximately RMB56 million. As of December 31, 2008, the remaining unpaid consideration is approximately RMB9,786,000. The commitment related to contract to purchase land use right as of December 31, 3008 is as follows:-

	For the year ended
	December 31, 2008
	(RMB’000)	(US$’000)

Within 1 year	9,786	1,434

Income Taxes
Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. For year ended December 31, 2007, the Company has determined the impact of adoption of FIN 48 to be insignificant. Accordingly, the Company has not recorded any liabilities for adoption of FIN 48 for year ended December 31, 2007. As of December 31, 2008, the Company has recorded an unrecognized tax benefit for approximately RMB27,385,000 (US$4,013,925).
32. SEGMENT REPORTING
The Group operates in a single business segment, which is the development, manufacturing, and sale of PV related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Germany	197,728	1,195,788	2,637,434	386,579
Spain	179,139	584,525	1,246,305	182,676
The PRC	36,219	200,615	329,153	48,245
Italy	204,715	92,900	119,272	17,482
Others	13,106	321,307	616,904	90,422

Total net revenue	630,907	2,395,135	4,949,068	725,404

All the long-lived assets of the Group are located in the PRC.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
33. MAJOR CUSTOMERS
Details of the customers accounting for 10% or more of total net revenue are as follows:

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

SCHUCO	*	*	1,099,736	161,193
Solar Projekt Energysystem GmbH	70,409	300,742	*	*
S.E. Project S.R.L.	203,133	*	*	*
Social Capital S.L.	175,939	*	*	*
Suntaics	54,856	*	*	*

*	Less than 10%.
34. INCOME (LOSS) PER SHARE
Basic and diluted net income (loss) per share for each period presented are calculated as follows:

	For the year ended December 31,
	2006		2007		2008		2008
	(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)
Numerator:
Net income (loss)		105,921		148,036		(280,491)		(41,113)
Dividends allocated to Preference Shareholders		(7,226)		—		—		—

Income (loss) attributable to ordinary shareholders		98,695		148,036		(280,491)		(41,113)

Denominator:
Number of shares outstanding, opening		100,350,000		239,994,754		240,599,244		240,599,244
Weighted average number of shares issued during the year		—		—		11,293,944		11,293,944
New ordinary shares issued from IPO		1,972,603		—		—		—
Conversion of Preference Share		1,309,229		—		—		—
New ordinary shares issued in connection with exercise of options and vesting of RSUs		—		59,932		766,426		766,426

Weighted average number of shares outstanding — basic		103,631,832		240,054,686		252,659,614		252,659,614

Effect of Preference Shares		38,476,628		—		—

Weighted average number of shares outstanding — diluted		142,108,460		240,054,686		252,659,614		252,659,614

Basic net income (loss) per share	RMB	0.95	RMB	0.62	RMB	(1.11)	RMB	(0.16)

Diluted net income (loss) per share	RMB	0.74	RMB	0.62	RMB	(1.11)	RMB	(0.16)

During 2007, the Company issued 1,355,500 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.
For the years ended December 31, 2007 and 2008, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net income (loss) per share as they are not entitled to the earnings of the Company.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
35. FAIR VALUE MEASUREMENT
Effective January 1, 2008, the Group adopted SFAS No. 157 (“SFAS 157”), Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of SFAS 157 did not impact the Group’s financial condition, results of operations, or cash flow, SFAS 157 requires additional disclosures to be provided on fair value measurement.
SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity
SFAS 157 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Foreign currency derivative are classified within Level 2 because foreign currency derivatives are valued using models utilizing market observable inputs.
Assets / liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement
	at December 31, 2008
	using Significant Other	Total Fair Value at
	Observable Inputs (Level 2)	December 31, 2008
	RMB’000	(RMB’000)	(US$’000)
Foreign currency derivative
- Financial assets	39,665	39,665	5,814
- Financial liabilities	5,792	5,792	849
36. SUBSEQUENT EVENTS
Subsequent to December 31, 2008, the following events occurred:
Bank Financing
Subsequent to December 31, 2008, the Group entered into four bank borrowing facilities agreements with three domestic bank and one foreign bank with aggregate maximum borrowing facilities of RMB441,470,000 (US$64,707,952). The Group has utilized an amount of RMB40,000,000 (US$5,862,953) under such facilities in March 2009 which bore an interest rate of 4.374% per annum, such amount had terms of 6 months expiring on September 2009. Interest rates for borrowing under these facilities will be determined at the prevailing rate when the borrowing is drawn down.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
36. SUBSEQUENT EVENTS (CONT’D)
LDK Arbitration
On June 8, 2009, Jiangxi LDK Solar Hi-Tech Co., Ltd., (“LDK”), a significant supplier of silicon to the Group, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that the Group had failed to perform under the terms of a long-term supply agreement, seeking to enforce the Group performance and claiming for monetary relief. The Company is evaluating the arbitration request received from LDK but due to the early stage of this case, it is not possible to determine the outcome with reasonable certainty. The Company does not believe there is any merit to the arbitration request and intends to vigorously defend any claim brought by LDK.
37. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY
Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries (excluding subsidiaries with net accumulated losses) which are restricted from transfer amounted to RMB2, 751,313,878 (US$403,270,631) as of December 31, 2008.
Balance Sheets

		As of December 31,
	Note	2007	2008	2008
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		6,613	10,133	1,485
Other receivables		2,290	1,773	260
Deferred expenses		1,902	1,863	273
Amount due from subsidiaries	b	1,015,353	2,594,889	380,343
Financial assets		—	33,787	4,952

Total current assets		1,026,158	2,642,445	387,313

Non-current assets:
Long-term deferred expenses	c	44,385	36,871	5,404
Investment in subsidiaries	a	856,675	659,087	96,605

Total non-current assets		901,060	695,958	102,009

Total assets		1,927,218	3,338,403	489,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables	d	48,414	19,805	2,903
Amount due to subsidiaries	b	16,222	20,715	3,036

Total current liabilities		64,636	40,520	5,939

Non-current liabilities:
Long-term loan	a	—	1,178,969	172,806

Total non-current assets		—	1,178,969	172,806

Total Liability		64,636	1,219,489	178,745

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
37. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Balance Sheets (Cont’d)

		As of December 31,
	Note	2007	2008	2008
		(RMB’000)	(RMB’000)	(US$’000)

Redeemable ordinary shares (par value US$0.0001 per share; nil and 45,098,055 shares issued and outstanding at December 31, 2007 and December 31, 2008, respectively)		—	32	5

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 241,954,744 shares and 269,060,209 shares issued and outstanding at December 31, 2007 and 2008, respectively)		195	214	32
Additional paid-in capital		1,601,852	2,138,624	313,466
Retained earnings (accumulated losses)		260,535	(19,956)	(2,926)

Total shareholders’ equity		1,862,582	2,118,882	310,572

Total liabilities, mezzanine equity and shareholders’ equity		1,927,218	3,338,403	489,322

Statements of Income (loss)

		For the year ended December 31,
	Note	2006	2007	2008	2008
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue		—	—	—	—
Cost of revenue		—	—	—	—

Gross loss		—	—	—	—

Operating expenses		(24,755)	(11,842)	(11,548)	(1,692)

Operating loss		(24,755)	(11,842)	(11,548)	(1692)

Share of profit(loss) from subsidiaries		134,164	215,826	(232,412)	(34,066)
Interest income		107	13,757	23	3
Interest expense		—	—	(43,397)	(6,361)
Gain due to change in fair value of foreign currency derivative		—	—	71,673	10,505
Exchange loss		(3,595)	(69,704)	(64,830)	(9,502)

Income(loss) before tax		105,921	148,037	(280,491)	(41,113)

Income tax expense		—	—	—	—

Net income(loss)		105,921	148,037	(280,491)	(41,113)

Net income(loss) attributable to ordinary shareholders		98,695	148,037	(280,491)	(41,113)

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
37. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Statements of Cash Flows

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from operating activities	—	(9,787)	(19,327)	(2,833)

Net cash used in investing activities	(593,980)	(1,070,996)	(1,642,640)	(240,768)

Net cash provided by financing activities	1,674,686	6,690	1,665,486	244,117

Net increase(decrease) in cash and cash equivalents	1,080,706	(1,074,093)	3,519	516
Cash and cash equivalents at the beginning of year	—	1,080,706	6,613	969

Cash and cash equivalents at the end of year	1,080,706	6,613	10,132	1,485

Notes to the Financial Statements of the Company
(a) Basis of presentation
In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.
The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of profit (loss) from subsidiaries” on the statements of income (loss).
The subsidiaries did not pay any dividend to the Company for the periods presented.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.
(b) Related party transactions and balances
For the years ended December 31, 2007 and 2008, the Company made advances to its subsidiaries amounting to approximately RMB1,015,393,000 and RMB2,594,886,000(US$380,342,396), respectively. During the same period, a subsidiary of the Company paid operating expenses amounting to approximately RMB16,222,000 and RMB20,715,000 (US$3,036,277), respectively, on behalf of the Company.
As of December 31, 2007 and 2008, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008
37. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Notes to the Financial Statements of the Company (Cont’d)
(c) Long-term deferred expenses
As of December 31, 2007, the Company accrued for the costs related to the issuance of convertible bonds (Note 26) amounting to approximately RMB44,385,000 and such issuance costs are to be amortized over 10 years using the effective interest rate method. These issuance costs have been recorded as “long-term deferred expenses”.
(d) Other payable
As of December 31, 2008, other payable mainly included interest payable to holders of convertible bonds for approximately RMB19,015,000(US$2,787,102).
(e) Commitments
The Company did not have any significant commitments or long-term obligations as of any of the periods presented.
(e) Foreign currencies
The United States dollar amounts disclosed in the Company-only financial statements are presented solely for the convenience of the readers. Translation of amounts from Renminbi into United States dollar for the convenience of the readers were calculated at the noon buying rate of US$1.00 = RMB6.8225 on December 31, 2008 in the City of New York for cable transfers of Renminbi certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at such rate.

EXHIBIT INDEX

Exhibit No.	Description

8.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm