Form 20-F
period 2009-12-31
Solarfun Power Holdings Co., Ltd.
filed 2010-05-25
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
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
888 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China
(Address of Principal Executive Offices)
Mr. Gareth Kung
Chief Financial Officer
Telephone: 8621-26022872
E-mail: Gareth.Kung@solarfun-power.com
Fax: 8621- 26022889
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
290,708,739 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2009
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

INTRODUCTION
Unless otherwise indicated, references in this annual report to:
•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;
•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;
•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;
•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 95%, 420,000 125mm x 125mm or 280,000 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 3.7 W of power, respectively, and that each PV module contains 72 125mm x 125mm PV cells or 54 156mm x 156mm PV cells;
•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;
•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share, the 9,019,611 ADSs we issued to facilitate the convertible bond offering are not considered outstanding;
•	“W” are to watt, a unit of power-generating capacity or consumption; and
•	“US$” and “U.S. dollars” are to the legal currency of the United States.
References in this annual report on Form 20-F to our annual manufacturing capacity assume 24 hours of operation per day for 350 days per year.
Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Solarfun Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries.

1

We completed the initial public offering of 12,000,000 ADSs, each representing five ordinary shares on December 26, 2006. On December 20, 2006, we listed our ADSs on the Nasdaq Global Market under the symbol “SOLF.”
On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and received net proceeds of US$167.9 million. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs.
From July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million.
From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million.

2

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 KEY INFORMATION
A. Selected Financial Data
The following selected consolidated financial data, except for “Other Operating Data,” have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 is included elsewhere in this annual report on Form 20-F. The consolidated statements of income data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data

Net revenues	166,178	630,907	2,395,135	4,949,068	3,778,316	553,527

Cost of revenues	(139,903)	(446,530)	(1,997,355)	(4,905,147)	(3,341,936)	(489,596)

Gross profit	26,275	184,377	397,780	43,921	436,380	63,931

Operating expenses
Selling expenses	(5,258)	(11,883)	(62,777)	(87,913)	(105,454)	(15,449)
General and administrative expenses	(4,112)	(52,214)	(113,756)	(143,340)	(180,989)	(26,515)
Research and development expenses	(750)	(6,523)	(27,440)	(19,679)	(32,025)	(4,692)

Total operating expenses	(10,120)	(70,620)	(203,973)	(250,932)	(318,468)	(46,656)

Operating profit (loss)	16,155	113,757	193,807	(207,011)	117,912	17,275
Interest expenses	(123)	(8,402)	(25,978)	(103,146)	(157,907)	(23,134)
Interest income	95	1,326	16,244	10,004	5,002	733
Exchange losses	(1,768)	(4,346)	(25,628)	(35,230)	(23,814)	(3,489)
Changes in fair value of derivative contracts	—	(163)	—	83,090	9,594	1,406
Changes in fair value of conversion feature of convertible bonds	—	—	—	—	(73,887)	(10,825)
Other income	215	902	1,507	15,018	6,286	921
Other expenses	(260)	(836)	(9,670)	(25,604)	(11,835)	(1,734)
Government grants	—	852	2,089	3,480	7,661	1,122

Income (loss) before income taxes	14,314	103,090	152,371	(259,399)	(120,988)	(17,725)
Income tax expenses	96	3,132	(7,458)	(6,519)	(23,928)	(3,505)

Net income (loss) attributable to shareholders	14,410	98,695	148,037	(280,491)	(145,227)	(21,276)

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Net income (loss) attributable to shareholders per share Solarfun Power Holdings Co., Ltd.
— Basic	0.26	0.95	0.62	(1.11)	(0.53)	(0.08)
— Diluted	0.22	0.74	0.62	(1.11)	(0.53)	(0.08)
Number of shares used in computation of net income (loss) per share
— Basic	54,511,540	103,631,832	240,054,686	252,659,614	274,067,760	274,067,760
— Diluted	66,366,469	142,108,460	240,054,686	252,659,614	274,067,760	274,067,760
Net income (loss) per ADS
— Basic	1.32	4.76	3.08	(5.55)	(2.65)	(0.39)
— Diluted	1.09	3.72	3.08	(5.55)	(2.65)	(0.39)
Number of ADS used in computation of net income (loss) per ADS
— Basic	10,902,308	20,726,366	48,010,937	50,531,923	54,813,552	54,813,552
— Diluted	13,273,294	28,421,692	48,010,937	50,531,923	54,813,552	54,813,552

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Other Financial Data
Gross margin	15.8%	29.2%	16.6%	0.9%	11.5%	11.5%
Operating margin	9.7%	18.0%	8.1%	(4.2)%	3.1%	3.1%
Net margin	8.7%	16.8%	6.2%	(5.7)%	(3.8)%	(3.8)%
Net cash (used in) provided by operating activities (in thousands)	(76,582)	(523,061)	(1,020,603)	(674,040)	689,333	100,988
Other Operating Data

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)	—	19.0	78.4	172.8	313.4

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)	32.34	31.75	28.20	26.77	15.27	2.24

	As of December 31,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	7,054	1,137,792	272,928	410,901	645,720	94,599
Restricted cash	22,229	33,822	42,253	88,137	60,539	8,869
Accounts receivable — net	—	147,834	430,692	319,537	587,488	86,066
Inventories-net	76,819	372,504	728,480	731,708	783,973	114,853
Advance to suppliers — net	61,312	238,178	640,118	1,145,614	979,762	143,536
Other current assets	20,705	75,525	214,478	481,749	180,315	26,416
Deferred tax assets — net	96	3,400	7,793	62,481	76,904	11,266
Derivative contracts	—	—	—	39,665	7,360	1,078
Amount due from related parties	—	153	920	19	12,458	1,825
Fixed assets — net	55,146	207,449	702,884	1,492,575	1,586,283	232,392
Intangible asset — net	—	12,897	94,282	212,736	208,563	30,555
Long-term deferred expenses	—	—	214,385	37,444	33,135	4,854
Goodwill	—	—	—	134,735	134,735	19,739
Total assets	243,361	2,230,432	3,349,513	5,157,301	5,297,235	776,048
Short-term bank borrowings	20,000	379,900	965,002	1,098,832	404,764	59,298
Long-term bank borrowings, current portion	—	16,000	15,000	30,000	90,000	13,185
Accounts payable	18,794	51,452	141,709	217,026	441,768	64,719
Notes payable	20,000	14,020	—	39,341	186,921	27,384
Accrued expenses and other liabilities	22,920	33,619	135,395	189,028	191,895	28,113
Customer deposits	55,319	17	27,628	9,494	59,685	8,744
Deferred tax liabilities	—	—	9,038	28,571	26,566	3,892
Unrecognized tax benefit	—	—	—	27,385	27,385	4,012
Derivative contracts	—	—	—	5,792	1,148	168
Amount due to related parties	32,658	24,486	92,739	39,766	16,765	2,456
Long-term bank borrowings	—	15,000	—	170,000	380,000	55,670
Convertible bonds	—	—	—	1,178,969	658,653	96,493
Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 shares issued and outstanding as of December 31, 2008 and 2009)	—	—	—	32	32	5
Total shareholders’ equity	73,670	1,678,215	1,862,582	2,123,065	2,811,653	411,909
Total liabilities, mezzanine equity and shareholders’ equity	243,361	2,230,432	3,349,513	5,157,301	5,297,235	776,048
Exchange Rate Information
This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2009, which was RMB6.8259 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On May 21, 2010, the noon buying rate was RMB6.8262 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period
	End	Average(2)	Low	High

2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7,9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
November 2009	6.8265	6.8271	6.8255	6.8300
December 2009	6.8259	6.8275	6.8244	6.8299
January 2010	6.8268	6.8269	6.8258	6.8295
February 2010	6.8258	6.8285	6.8260	6.8330
March 2010	6.8258	6.8262	6.8254	6.8270
April 2010	6.8247	6.8256	6.8229	6.8275
May 2010 (through May 21, 2010)	6.8262	6.8267	6.8245	6.8285

Notes:

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company and Our Industry
Demand for our PV products has been, and may continue to be, adversely affected by the current economic and credit environment.
Demand for our PV products has been affected by recent global economic conditions, capital markets fluctuations and credit disruptions. Beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Near-term economic recovery remains uncertain. We cannot provide assurance that when an economic recovery does occur, the demand for our PV products will increase.

In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. Due to the global credit crisis, many of our customers and many end-users of our PV products have experienced difficulties in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and they may change their decision or change the timing of their decision to purchase our PV products. Furthermore, interest rates have fluctuated recently, which could increase the cost of financing. Given the current credit environment, in particular the tightening of the credit markets, there can be no assurance that our customers or end-users will be able to obtain financing on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. Rising interest rates may also make certain alternative investments more attractive to investors, and therefore lead to a decline in demand for our PV products. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in future orders for our PV products, which in turn could have a material adverse effect on our business, financial condition and results of operations.
As silicon supply increases, the corresponding increase in the global supply of PV modules may cause substantial downward pressure on the price of PV products and reduce our revenues and net income.
Silicon is an essential raw material used in the production of solar cells and modules. Prior to mid-2008, there was an industry-wide shortage of silicon. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of silicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. However, we cannot assure you that the price of silicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. As the shortage of silicon eases, industry barriers to entry become less significant and PV module production may increase globally. A decrease in silicon prices and an increase in PV module production may result in substantial downward pressure on the price of PV modules. Such price reductions could have a negative impact on our revenues and net income, and materially and adversely affect our business and results of operations.
Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. The prices in these agreements were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafers have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier periods of supply shortage. Our write-down of inventories increased from RMB0.8 million in 2007 to RMB282.6 million (US$41.4 million) in 2009.

Due to the significant decrease in prices of silicon and silicon wafers, we re-negotiated most of our existing multi-year supply agreements. Currently, the pricing terms of these multi-year agreements are generally subject to review either periodically or upon significant changes in prices on the spot market. While we have obtained reduced prices and other concessions from our suppliers, we cannot assure you that we will be able to obtain reduced prices from all of our suppliers in the future. If the prices of silicon and silicon wafers continue to decrease in the future and we are unable to re-negotiate the prices of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected.
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
We may be subject to legal, administrative or other proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.
We may be subject to legal, administrative or other proceedings in connection with the multi-year supply agreements we entered into previously. For example, on June 8, 2009, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, one of our suppliers of silicon wafers, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. We are in arbitration with respect to the alleged breaches. There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings in the near future or at all. Such legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.
Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.
Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. As of December 2007, 2008 and 2009, we had advanced RMB640.1 million, RMB1,145.6 million and RMB979.8 million (US$143.5 million), respectively, to our suppliers. In 2009, we recorded a provision of RMB234.7 million (US$34.4 million) for doubtful collection of advances to suppliers due to non-performance by some of our suppliers, which resulted in the prepayments we made to these suppliers being categorized as unrecoverable. Our claims for such payments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our prepayments. If such suppliers fail to fulfill their delivery obligations under the contracts, our financial condition, results of operations and liquidity could be materially and adversely affected.

The average selling price of our PV products may continue to decrease.
Beginning in the fourth quarter of 2008, demand for PV products has decreased as a result of the global financial crisis, but the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. As a result, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling price of our PV modules per watt decreased from RMB28.20 in 2007 to RMB26.77 in 2008 and to RMB15.27 (US$2.24) in 2009. Our net profit margin decreased from a positive margin of 6.2% in 2007 to a negative margin of 5.7% in 2008 and to a negative margin of 3.8% in 2009. This trend may continue, which could cause our sales and/or our profit margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs, improving manufacturing productivity and processes, and improving product quality. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:
•	our ability to re-negotiate our existing multi-year supply agreements;
•	our ability to maintain our quality level and keep pace with changes in technology;
•	our ability to adjust inventory levels to respond to rapidly changing market demand;
•	delays in obtaining or denial of required approvals by relevant government authorities; and
•	diversion of significant management attention and other resources to other matters.

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
We currently sell a substantial portion of our PV products to a limited number of customers. Our five largest customers accounted for an aggregate of 43.0%, 53.2% and 65.7% of our net revenues in 2007, 2008 and 2009, respectively. Our largest customer in 2007, 2008 and 2009 accounted for 12.6%, 22.2% and 40.6% of our net revenues of the respective year. Most of our large customers are located in Europe, particularly in Germany, Spain and Italy. The loss of sales to any one of these customers would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
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
In 2007, 2008 and 2009, our five largest suppliers supplied in the aggregate 59.0%, 42.0% and 51.6%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Allegations have been made and may be made in the future regarding the quality of our suppliers’ inventories. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Some of our major silicon wafer suppliers failed to fully perform in the past on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.
Until mid-2008, there was an industry-wide shortage of silicon and silicon wafers. If we again experience an industry-wide shortage of silicon and silicon wafers, our failure to obtain sufficient quantities of silicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.
We depend on the timely delivery by our suppliers of silicon and silicon wafers in sufficient volumes. Until mid-2008, there was an industry-wide shortage of silicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient silicon and silicon wafers to us. While we do not believe an industry-wide shortage of silicon and silicon wafers will re-occur in the short term because of current market conditions and the expansion of silicon and silicon wafer manufacturing capacity in recent years, we cannot assure you that market conditions will not again rapidly change. We may experience actual shortages of silicon and silicon wafers or late or failed delivery for the following reasons:
•	the terms of our silicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled as a result of our ongoing re-negotiations with them;
•	there are a limited number of silicon and silicon wafer suppliers, and many of our competitors also purchase silicon and silicon wafers from these suppliers;
•	our competitors may have longer and stronger relationship with these suppliers than we do;
•	some of our silicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient silicon or silicon wafers to satisfy their contractual obligations to us;

•	we do not have a long history with our silicon and silicon wafer suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis; and
•	our purchase of silicon and silicon wafers is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.
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
The principal amount of our total bank borrowings outstanding was RMB874.8 million (US$128.2 million), of which RMB404.8 million (US$59.3 million) was short-term bank borrowings, as of December 31, 2009. In addition, we had US$172.5 million principal amount of convertible bonds, with fair value of RMB658.7 million (US$96.5 million), outstanding as of December 31, 2009. Our debt could have a significant impact on our future operations and cash flow, including:
•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature, as well as our obligations under our convertible bonds;
•	triggering an event of default if we fail to comply with any of our payment or other obligations contained in our debt agreements, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable;
•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;
•	potentially increasing the cost of any additional financing; and
•	putting pressure on our ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets.
Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We may not be able to generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. The global liquidity and credit crisis has had a significant negative impact on our company. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, to sell our assets, to reduce or delay our capital investments, or to seek additional equity or debt financing. The sale of additional equity securities could result in dilution to our ADS holders. The incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations. In addition, the level of our indebtedness and the amount of our interest payments could limit our ability to obtain the financing required to fund future capital expenditures and working capital. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
We typically require a significant amount of cash to fund our operations. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. The principal amount of our total bank borrowings outstanding was RMB874.8 million (US$128.2 million) as of December 31, 2009. We cannot assure you that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
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
In 2007, 2008 and 2009, a substantial majority of our revenue was generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:
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

If we are unable to compete in the highly competitive PV market, our revenue and profits may decrease and we may lose market share.
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
We are pursuing expansion into PV system integration services through our wholly owned subsidiary, Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, and we may pursue upstream silicon feedstock sourcing through strategic partnerships and investments in the future. We may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers and may require significant attention from our management, and the diversion of our management’s attention could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Furthermore, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, our results of operations and our profitability.
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
Our PV modules are typically sold with a two to five-year warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2007, 2008 and 2009, our accrued warranty costs for the two to five-year warranty against technical defects totaled RMB21.0 million, RMB48.6 million and RMB73.5 million (US$10.8 million), respectively. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations.
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

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Australia, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Certain of these government economic incentives are set to be reduced and may be reduced further, or eliminated. For instance, in 2009, the German government reduced solar feed-in tariffs by 9%. In June 2010, Germany adopted a further reduction in solar feed-in tariffs effective on July 1, 2010, which may result in a significant decrease in the price of and demand for PV products in Germany. In 2007, 2008 and 2009, Germany accounted for 49.9%, 53.3% and 70.6% of our net revenues, respectively. In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of April 30, 2010, we had 11 patents and 13 pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.

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
Any failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of our ADSs.
The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must attest to and report on management’s assessment and on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2009 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weakness during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax, or the EIT, which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign-invested enterprises, or FIEs, are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% enterprise income tax rate, whether domestically owned enterprises or FIEs. The EIT also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the EIT, may continue to be enjoyed until the end of the holiday. Jiangsu Linyang Solarfun Co., Ltd., or Linyang China, our wholly owned operating subsidiary in China, was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status will be valid for a period of three years from the date of issuance of the certificate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. If Linyang China fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.
In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Tax Law, the EIT and the related implementing rules, Linyang China was exempted from enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007, 12.5% in 2008 and 12.5% in 2009, and is being taxed at a reduced rate of 15% in 2010. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax. Furthermore, Linyang China was entitled to a two-year income tax exemption for 2006 and 2007 and is entitled to a reduced tax rate of 12.5% for the following three years on income generated from additional investment in the production capacity of Linyang China resulting from the funds we received through the issuances of our series A convertible preference shares in June and August 2006.

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
Under the EIT, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT. According to the Implementation Regulations for the EIT of the PRC issued by the State Council on December 6, 2007, de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Substantially all of our operational management is currently based in the PRC and our operating subsidiaries are located in the PRC. As of and for the year ended December 31, 2009, we recorded an unrecognized tax benefit of approximately RMB27.4 million (US$4.0 million) because based on our judgment, Solarfun Power Hong Kong Limited, or Solarfun Hong Kong, our wholly owned subsidiary, may be deemed as a PRC tax resident pursuant to the EIT. If Solarfun Power Holdings Co., Ltd., or Solarfun, our holding company, or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Solarfun or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, which would have a material adverse effect on our financial condition and results of operations.
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
Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 17.5% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

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
Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB25.6 million, RMB35.2 million and RMB23.8 million (US$3.5 million) in 2007, 2008 and 2009, respectively. Since December 2009, the Euro has depreciated, and may continue to depreciate against the Renminbi. As a result, we may incur foreign exchange losses. Such foreign exchange losses may have a material adverse effect on our operating results. Such depreciation of the Euro may also have a negative impact on the selling prices of our products in Renminbi terms. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.
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
As of April 30, 2010, Mr. Yonghua Lu, chairman of our board of directors, and Good Energies II LP owned 13.29% and 30.33%, respectively, of our outstanding share capital. Mr. Lu and Good Energies II LP have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, without the consent of Mr. Lu and Good Energies II LP, we could be prevented from entering into transactions that could be beneficial to us. Mr. Lu and Good Energies II LP may cause us to take actions that are opposed by other shareholders as their interests may differ from those of other shareholders.
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
Risks Related to Our Ordinary Shares and ADSs
The market price of our ADSs may be volatile.
The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to May 24, 2010, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$2.30 per ADS to a high of US$37.64 per ADS.

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

ITEM 4 INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced operations through Linyang China in August 2004. Linyang China was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Solarfun in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006. On May 16, 2007, Linyang BVI established a wholly owned subsidiary, Solarfun Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd., formerly Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd., or Linyang Research Center, respectively, to expand our business into new markets and sectors. We acquired a 52% interest in Yangguang Solar Technology Co., Ltd., or Yangguang Solar, in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Solarfun Power U.S.A. Inc., or Solarfun U.S.A., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interests in Linyang China to Solarfun Hong Kong, for a consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Solarfun Power Deutschland GmbH., or Solarfun Deutschland, in Germany to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% equity interest in Shanghai Linyang and Shanghai Linyang became our wholly owned subsidiary after the completion of this transaction. We are in the process of establishing a new PRC subsidiary under Linyang China to engage in the solar power project business.
Our principal executive offices are located at 888 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China. Our telephone number at this address is (86-513) 8330-7688 and our fax number is (86-513) 8311-0367. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.solarfun.com.cn. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Our capital expenditures were RMB538.5 million, RMB1,169.0 million and RMB324.7 million (US$45.6 million) in 2007, 2008 and 2009, respectively, all of which related primarily to the purchases of manufacturing equipment. Based on the current market conditions, we expect to incur capital expenditures of RMB655.3 million (US$96.0 million) for 2010, which will be used primarily for purchasing manufacturing equipment, building two new manufacturing buildings and improving product quality and production safety. We plan to fund the balance of our capital expenditure requirements for 2010 with cash from operations, additional bank borrowings, equity offerings and other forms of financing, if necessary.

B. Business Overview
Overview
We are a vertically integrated manufacturer of silicon ingots, PV cells and PV modules in China. We manufacture a variety of silicon ingots, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. We also provide PV cell processing services and PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third party distributors. In 2009, we sold our products to over 40 customers, mostly in Germany, the Czech Republic, Portugal, Australia and China. We conduct our business in China through our operating subsidiary, Linyang China.
We currently have 700 MW of annual PV module production capacity and 360 MW of annual PV cell production capacity. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 16.5% to 17.8% and 15.3% to 16.3%, respectively, in 2009 and we are now able to process wafers as thin as 180 microns. In addition, we currently have 300 MW of annual ingot production capacity and 300 MW of annual wire sawing capacity.
Our net revenues increased from RMB2,395.1 million in 2007 to RMB4,949.1 million in 2008 but decreased to RMB3,778.3 million (US$553.5 million) in 2009. Our consolidated net income decreased from RMB144.9 million in 2007 to a net loss of RMB265.9 million in 2008 and then to a net loss of RMB144.9 million (US$21.2 million) in 2009.
Our Products and Services
Our products primarily include silicon ingots, PV cells and PV modules. Since 2009, substantially all of the ingots, wafers and PV cells we produced have been used for our own PV module production. We also provide PV module processing services.
Our Products
PV Cells
A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(EM)	Power (W)

Monocrystalline silicon cell	125 × 125	16.5 – 17.8%	180 – 200	2.46 – 2.78
	156 × 156	16.5 – 17.8%	180 – 200	3.90 – 4.21
Multicrystalline silicon cell	125 × 125	15.3 – 16.3%	180 – 200	2.38 – 2.54
	156 × 156	15.3 – 16.3%	180 – 200	3.69 – 3.93
The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 16.5% to 17.8% and 15.3% to 16.3%, respectively, in 2009.
We are now able to process wafers as thin as 180 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.

In 2009, we introduced “ECLIPSE,” a new line of PV cells and modules with reduced light induced degradation. This type of products reduces the impurity concentration in cells, thereby reducing light induced degradation to approximately 1% from 2% to 3%, or less than 2 W compared to approximately 4 W to 5 W for a 180 W module equipped with standard cells. This results in an increase in electricity generation of approximately 1% to 2% over the long term when compared with standard modules.
PV Modules
A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5W to 290W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 175W and 235W. We sell approximately 51% of our PV modules under our proprietary “Solarfun” brand, and approximately 49% of our PV modules under the brand names of our customers.
The following table sets forth the types of PV modules we manufacture with the specifications indicated:

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)
Monocrystalline silicon	1580 × 808 × 45	15	150 – 190
	1494 × 1000 × 45	18	170 – 220
	1652 × 1000 × 50	22	200 – 245

Multicrystalline silicon	1580 × 808 × 45	15	155 – 190
	1494 × 1000 × 45	18	170 – 220
	1652 × 1000 × 50	22	200 – 245
We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.
Ingots
We also manufacture monocrystalline ingots through Yangguang Solar, an ingot plant that commenced operations in October 2007. We operate 40 monocrystalline ingot production furnaces and 50 multicrystalline ingot production furnaces, with up to 300 MW of annual manufacturing capacity. All of the ingots manufactured by Yangguang Solar are used for our manufacture of PV cells and PV modules.
In order to further integrate our production upstream, we have purchased and installed 60 units of wire saws equipment, which can be used to slice ingots into wafers, and achieved annual wire sawing capacity of 300 MW.

Our Services
We provide PV module processing services to convert PV cells into PV modules on behalf of a third party. For these PV module processing services, we “purchase” PV cells from a customer and at the same time agree to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customer under this processing arrangement is consistent with the amount of PV cells purchased from the customer after factoring in conversion efficiency. We record the amount of revenue from these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. The production costs incurred related to providing the module processing services are recorded within our cost of revenues.
In 2006, we provided PV cell processing services to convert silicon wafers into PV cells on behalf of third parties, including some of our silicon suppliers. For these PV cell processing service arrangements, we “purchased” raw materials from a customer and at the same time agreed to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customer under these processing arrangements was consistent with the amount of raw materials purchased from the customer. We recorded the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The production costs incurred related to providing the cell processing services were recorded within our cost of revenues.
Raw Materials Supply Management
Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials. The aggregate costs attributable to our five largest raw materials suppliers in 2007, 2008 and 2009 were 59.0%, 42.0% and 51.6%, respectively, of our total raw material purchases.
We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. As of December 31, 2007, 2008 and 2009, we had RMB299.1 million, RMB488.6 million and RMB277.6 million (US$40.7 million), respectively, of raw materials in inventory.
Silicon-based Raw Materials
Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 6-inch, 6.5-inch, 7-inch and 8-inch wafers in our production. PV cells can be manufactured on our production lines using both types of silicon wafers. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during periods of silicon supply shortages.
We purchase all of our silicon and approximately 40% of our ingots and silicon wafers from third-party suppliers. We purchase silicon, ingots and wafers from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. We use ingots manufactured by Yangguang Solar, one of our wholly owned subsidiaries, in our manufacturing process. Currently, our principal silicon suppliers include E-mei Semiconductor Material Factory, or E-mei, GCL Silicon Technology Holdings Limited, or GCL, Gaojia Solar (Wuxi) Co., Ltd., or Gaojia, Solar Power Industries, or SPI, LDK and Samsung.

We procure a significant portion of our silicon and silicon wafers from suppliers under multi-year supply agreements. The prices in these agreements were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. We procure our remaining silicon and silicon wafer supplies from short-term supply agreements and the spot market.
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we have established supply arrangements with a number of silicon and silicon wafer suppliers, including a 11-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK and E-mei. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Hong Kong in January 2008, which was terminated in June 2009.
Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafers have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. We re-negotiated most of our existing multi-year supply agreements. Currently, the terms of price of these multi-year agreements are generally subject to review either periodically or upon significant changes in prices on the spot market. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability.”
We acquired a 52% equity interest in Yangguang Solar in July 2007 and acquired the remaining 48% equity interest in August 2008. The key raw material for our production of ingots is polysilicon. We purchase polysilicon primarily from GCL and E-mei.
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
Production
We manufacture our wafers, PV cells and PV modules through Linyang China, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 79,138 square meters in Qidong, Jiangsu Province, China. We commenced commercial production on our first PV cell production line in November 2005 and currently have 700 MW of annual PV module capacity and 360 MW of annual PV cell production capacity. We have 48 multicrystalline silicon wafer wire saws and 12 monocrystalline silicon wafer wire saws, with a total annual manufacturing capacity of 300MW. We produce multicrystalline and monocrystalline silicon wafers with a dimension of 156 mm x 156 mm and 125 mm x 125 mm, respectively. The thickness of our silicon wafers is between 180 and 220 microns.

We manufacture our silicon ingots through Yangguang Solar, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 33,730 square meters. Yangguang Solar commenced its operations in October 2007. We currently operate 40 monocrystalline ingot production furnaces and 50 multicrystalline ingot production furnaces, with up to 300 MW of annual manufacturing capacity.
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
We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production and sale of our PV modules, the TÜV certification for our PV modules and the UL certification. The TÜV certification is issued by an independent approval agency in Germany to certify our PV modules are qualified for IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries. We obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States, which will enable us to sell our products to customers in the United States. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency, and the Florida Solar Energy Center, a regional energy research and certification organization of the United States. We also obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which will enable us to sell our products to customers in Korea.

Capacity Expansion and Technology Upgrade Plans
We currently have 700 MW of annual PV module production capacity and 360 MW of annual PV cell production capacity in commercial operation. We plan to expand our PV module production capacity from 700 MW to 900 MW by August 30, 2010 and our PV cell production capacity from 360 MW to 500 MW by July 1, 2010. We also plan to expand our annual ingot production capacity from 300 MW to 360 MW and annual wire sawing capacity from 300 MW to 400 MW by May 31, 2010 through improvement on production technique. We plan to build two manufacturing buildings to accommodate our planned expansion of production capacities. In August 2009, we signed a letter of intent with the government of Hohhot City, the capital city of the Inner Mongolia Autonomous Region in China, to build a 100 MW PV module production facility. In September 2009, we signed a letter of intent with the government of Jiayuguan City, Gansu Province, to build a PV module production facility. The commencement of the projects in Hohhot and Jiayuguan is subject to feasibility studies, financing and further government approval. As one of our key strategies, we intend to continuously improve the conversion efficiency of our solar products.
The expansion plans and capacities indicated above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. We plan to fund the balance of our capital expenditure requirements for 2010 with cash from operations, additional bank borrowings, equity offerings and other forms of financing, if necessary.
Sales and Distribution
We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.
Customers that accounted for a significant portion of our total net revenues in 2009 included Conergy, Martifer Solar SA, Nobility Solar Projects, Q-cell, Schüco and Sonnenzins Solar GMBH. Our five largest customers accounted for an aggregate of 43.0%, 53.2% and 65.7% of our net revenues in 2007, 2008 and 2009, respectively. Our largest customer in 2007, 2008 and 2009 accounted for 12.6%, 22.2% and 40.6% of our net revenues of the respective year.
We have established two wholly owned subsidiaries, namely Solarfun U.S.A. and Solarfun Deutschland, to expand our sales in these markets. Solarfun Deutschland was established in February 2008 to promote our products in Europe.

The following table sets forth our net revenues by geographic region, based on the location that our invoices are sent to, and the percentage contribution of each of these regions to our net revenues, for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Net		Net		Net	Net
	Revenues	% of Net	Revenues	% of Net	Revenues	Revenues	% of Net
Region	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Germany	1,195,788	49.9%	2,637,434	53.3%	2,668,477	390,934	70.6%
Spain	584,525	24.4%	1,246,305	25.2%	37,326	5,468	1.0%
PRC	200,615	8.4%	329,153	6.6%	177,478	26,001	4.7%
Italy	92,900	3.9%	119,272	2.4%	4,446	651	0.1%
Czech Republic	—	—	—	—	245,814	36,012	6.5%
Others	321,307	13.4%	616,904	12.5%	644,775	94,461	17.1%

Total	2,395,135	100.0%	4,949,068	100.0%	3,778,316	553,527	100.0%

In 2009, we shipped our products to over 40 customers. In 2007, 2008 and 2009, customers accounting for 10.0% or more of our net revenues collectively accounted for approximately 12.6%, 22.2% and 41.4% of our net revenues, respectively, and sales to our largest customer accounted for approximately 12.6%, 22.2% and 41.4% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.
Warranty
We provide a two to five-year warranty for technical defects and a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international sales team. We provided RMB23.1 million, RMB46.6 million and RMB33.7 million (US$4.9 million) in warranty costs for the two to five-year warranty against technical defects in 2007, 2008 and 2009, respectively.
Intellectual Property and Proprietary Rights
Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.
As of April 30, 2010, we had been granted 11 patents by the State Intellectual Property Office of China and had 13 patent applications pending in China. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.
We have registered “Solarfun,” our trademark for our PV cells and modules, with the China Trademark Office and the International Bureau of the World Intellectual Property Organization, which allow us to use this trademark in China, Singapore and the United States.

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
Our main overseas competitors are, among others, Mitsubishi Electric Corporation, Sharp Corporation and Sunpower Corporation. Our primary competitors in China include Suntech Power Holdings Co., Ltd., Trina Solar Ltd., Yingli Green Energy Holdings Co., Ltd. and Canadian Solar Inc. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and design and produce upstream silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon wafers.
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
Renewable Energy Law and Other Government Directives
In February 2005, China’s Standing Committee of National People’s Congress, or SCNPC, enacted the Renewable Energy Law, which has become effective on January 1, 2006. On December 26, 2009, the Renewable Energy law was amended by SCNPC. The Renewable Energy law, as amended, sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation.
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
Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Tax Law and the related implementing rules, foreign invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax) prior to January 1, 2008. The FIE Tax Law and the related implementing rules provide certain favorable tax treatments to foreign-invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas, such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitled to reduced tax rates, namely: (1) in coastal open economic zones, the tax rate applicable to production-oriented foreign-invested enterprises was 24%; (2) in special economic zones, the rate is 15%; and (3) certified high and new technology enterprises incorporated and operated in economic and technology development zones determined by the State Council might enjoy a 50% reduction from the applicable rate.

On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulation of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Linyang China was approved to be qualified as a “high and new technology enterprise” on October 21, 2008.
In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, Linyang China was exempted from state and local enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007, 12.5% in 2008 and 12.5% in 2009, and is being taxed at a reduced rate of 15% in 2010. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and is entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar and Shanghai Linyang, were subject to an enterprise income tax rate of 33% for the years of 2006 and 2007, and are subject to a rate of 25% from 2008 onwards.
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
C. Organizational Structure
The diagram below sets forth the entities directly or indirectly controlled by us.
Notes:

(1)	Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. was formerly named Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd. It changed its name on April 9, 2007.

D. Property, Plant and Equipment
Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of 258,319 square meters, which expire between 2053 and 2060. We own office and manufacturing facilities for a total gross floor area of 79,138 square meters in Qidong, Jiangsu Province. We leased an office of 3,600 square meters in Qidong, Jiangsu Province from Linyang Electronics, which will expire on January 8, 2012. In addition, Yangguang Solar holds the land use rights for a total area of approximately 976,905 square meters and owns office and manufacturing facilities for a total gross floor area of 33,730 square meters in Lianyungang, Jiangsu Province. We have received a request from the local government of Lianyungang City to purchase back the land use rights for part of the land that was previously granted to Yangguang Solar, claiming that this part of the land has not been developed in accordance with the relevant land use rights grant contract. The proposed purchase price is below the book value of such land use right. We are currently under negotiation with the local government of Lianyungang City to resolve this issue. We also leased a gross floor area of approximately 1,500 square meters for our Linyang PV Research and Development Center in Shanghai in May 2006, which will expire in May 2011. We leased an office of 800 square meters for administration and international business in Shanghai, which will expire in August 2010. We entered into a contract with Qidong Huahong Electronics Co., Ltd., a company controlled by Mr. Yonghua Lu, to lease an office with a gross floor area of 1,116 square meters from September 1, 2010 to August 31, 2013. In 2007, 2008 and 2009, our rental expenses were approximately RMB3.7 million, RMB6.3 million and RMB9.6 million (US$1.4 million), respectively.
We currently have an annual PV module production capacity of 700 MW and an annual PV cell production capacity of 360 MW. We also have 300 MW of annual ingot production capacity and 300 MW of annual wire sawing capacity.
We believe that our existing facilities are adequate and suitable to meet our present needs. We are now constructing two buildings to accommodate our planned expansion of production capacity.
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
A. Operating Results
Overview
We are a vertically integrated manufacturer of silicon ingots, PV cells and PV modules in China. We manufacture a variety of silicon ingots, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. Since 2009, substantially all of the ingots, wafers and PV cells we produced have been used for our own PV module production. We also provide PV cell processing services and PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third-party distributors.

We commenced operations on August 27, 2004 through Linyang China. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of Linyang China. In anticipation of our initial public offering, we incorporated Solarfun in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang BVI in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006 from Linyang Electronics and the three other shareholders of Linyang China for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. On May 16, 2007, Linyang BVI established a wholly owned subsidiary, Solarfun Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang, Sichuan Jiayang and Linyang Research Center, respectively, to expand our business into new markets and sectors. We acquired a 52% equity interest in Yangguang Solar in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Solarfun U.S.A., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interests in Linyang China to Solarfun Hong Kong for consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Solarfun Deutschland in Germany, to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% interest in Shanghai Linyang and Shanghai Linyang became our wholly owned subsidiary after the completion of this transaction. We are in the process of establishing a new PRC subsidiary under Linyang China to engage in the solar power project business.
We shipped 78.4 MW, 172.8 MW and 313.4 MW of PV modules (including PV module processing) in 2007, 2008 and 2009, respectively. The average selling price of our PV modules (excluding PV module processing) was RMB28.20, RMB26.77 and RMB15.27 (US$2.24) per watt in 2007, 2008 and 2009, respectively. In 2007, 2008 and 2009, approximately 91.6%, 93.4% and 95.3%, respectively, of our net revenues were attributable to sales to customers outside of the PRC. Moreover, in 2007, 2008 and 2009, customers accounting for more than 10% of our net revenues accounted in the aggregate for 12.6%, 22.2% and 41.4%, respectively, of our net revenues.
Our net revenues increased from RMB2,395.1 million in 2007 to RMB4,949.1 million in 2008 but decreased to RMB3,778.3 million (US$553.5 million) in 2009. Our consolidated net income decreased from RMB144.9 million in 2007 to a net loss of RMB265.9 million in 2008 and then to a net loss of RMB144.9 million (US$21.2 million) in 2009.
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
Industry Demand
Our business and revenue growth depends on PV industry demand. There has been significant growth in the PV market in the past decade. However, beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. In particular, the current credit crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Many of our customers have experienced difficulty in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and our customers may change their decision or change the timing of their decision to purchase our products. As a result, this lack of and increase in the cost of financing have lowered and may continue to lower demand for our products and reduced our net revenues. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in their future orders for our products, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Average Selling Price of Our PV Products
PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by manufacturing costs, including the costs of silicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.
We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling prices of our products started to decline in the fourth quarter of 2008. The average selling price per watt of our PV modules (excluding PV module processing) decreased from RMB28.20 in 2007 to RMB26.77 in 2008 and to RMB15.27 (US$2.24) in 2009. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend. We expect that the prices of PV products will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of silicon and silicon wafers.

Price and Availability of Silicon and Silicon Wafers
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant price increases. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. Silicon and silicon wafers secured through such multi-year supply agreements provided a significant portion of our silicon and silicon wafer needs in 2009, and we expect these contracts will provide a significant portion of our anticipated silicon and silicon wafer needs for 2010. The prices in these agreements were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafer prices have fallen below the price we have contracted for with our long-term suppliers and continued to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier period of supply shortage. As a result, our write-down of inventories increased from RMB0.8 million in 2007 to RMB413.8 million in 2008. Our write-down of inventories amounted to RMB282.6 million (US$41.4 million) in 2009.
Due to the significant decrease in prices of silicon and silicon wafers, we have re-negotiated most of our existing multi-year supply agreements. Currently, the terms of price of these multi-year agreements are generally subject to review either periodically or upon significant changes in prices on the spot market. If we are unable to re-negotiate the prices of our existing multi-year supply agreements and the prices of silicon and silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected.
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
We have been seeking to maximize the utilization of our available manufacturing capacity as it comes on-line, so as to allow us to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. As we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline, which could negatively impact our gross profit. However, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.

We have expanded rapidly our manufacturing capacity since our establishment in August 2004. As a result, we produced 87.2 MW, 177.3 MW and 342.8 MW of PV modules in 2007, 2008 and 2009, respectively. The following table sets forth the production volume of silicon ingots, wafer PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2005		2006		2007		2008		2009
	(MW)		(MW)		(MW)		(MW)		(MW)

Amount of ingots produced	—		—		—		48.0		154.1
Amount of wafer produced	—		—		—		23.5		164.6
Amount of PV cells produced (including PV cell processing)	1.0	(1)	26.2	(2)	99.6	(3)	191.5	(4)	260.2	(5)
Amount of PV modules produced (including PV module processing)	5.5		19.6		87.2		177.3		342.8
Notes:

(1)	Of which 0.9 MW was used in our PV module production.

(2)	Of which 19.9 MW was used in our PV module production.

(3)	Of which 86.9 MW was used in our PV module production.

(4)	Of which 190.5 MW was used in our PV module production.

(5)	Of which 240.2 MW was used in our PV module production.
We currently have an annual PV module production capacity of 700 MW and an annual PV cell production capacity of 360 MW. We also have 300 MW of annual ingot production capacity and 300 MW of annual wire sawing capacity.
Process Technologies
Advancements of process technologies have enhanced conversion efficiencies of PV products. Assuming other things being the same, high conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.
We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 16.5% to 17.8% and 15.3% to 16.3%, respectively, in 2009 and we are now able to process wafers as thin as 180 microns. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.
Net Revenues
We currently generate a substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials to third parties.
We commenced manufacturing and selling PV modules in February 2005, and had net revenues of RMB2,209.5 million, RMB4,626.4 million and RMB3,375.6 million (US$494.5 million) in 2007, 2008 and 2009, respectively.
We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2007, 2008 and 2009, our net revenues from the sale of PV cells was RMB52.0 million, RMB253.1 million and RMB38.4 million (US$5.6 million), respectively.

We began to provide PV module processing services to produce PV modules from PV cells provided by our customers in 2007. We recorded the amount of net revenues on PV module processing transactions based on the amount received from a customer for PV modules sold less the amount paid for PV cells purchased from the same customer.
In providing PV module processing services, in the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our net revenues.
In 2007, 2008 and 2009, a portion of our net revenues was derived from the sale of raw materials to our customers. We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
We currently depend on a limited number of customers for a high percentage of our net revenues. Customers who individually accounted for more than 10% of our net revenues accounted for an aggregate of 12.6%, 22.2% and 41.4% of our net revenues in 2007, 2008 and 2009, respectively. From a geographic standpoint, Europe, particularly Germany, has been our largest market. Based on the location that our invoices are sent to, in 2007, 2008 and 2009, our sales to European customers accounted for 88.6%, 93.3% and 85.8%, respectively, of our net revenues, with German customers accounting for 49.9%, 53.3% and 70.6%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as the United States, Spain, Italy, France and China.
Sales to our customers are typically made through non-exclusive, short-term arrangements. Before the beginning of 2009, we generally required deposits of a certain percentage of the contract price from our customers which we recorded under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenues. In line with market trends, this practice of requiring our customers to make deposits is on the decline. Deposits we received increased from 2008 to 2009 despite the current market trends, primarily because we required deposits from certain of our customers based on their credit quality. As of December 31, 2007, 2008 and 2009, we had received deposits of RMB27.6 million, RMB9.5 million and RMB59.7 million (US$8.7 million), respectively.
Cost of Revenues and Operating Expenses
Cost of Revenues
The following table sets forth our cost of revenues and operating expenses and these amounts as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2007		2008		2009
	Amount	% of Net	Amount	% of Net	Amount		% of Net
	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Cost of revenues	(1,997,355)	83.4%	(4,905,147)	99.1%	(3,341,936)	(489,596)	88.5%

Operating expenses:
Selling expenses	(62,777)	2.6%	(87,913)	1.8%	(105,454)	(15,449)	2.8%
General and administrative expenses	(113,756)	4.8%	(143,340)	2.9%	(180,989)	(26,515)	4.8%
Research and development expenses	(27,440)	1.1%	(19,679)	0.4%	(32,025)	(4,692)	0.8%

Total	(203,973)	8.5%	(250,932)	5.1%	(318,468)	(46,656)	8.4%

Our cost of revenues includes the cost of raw materials used for our PV module and PV cell production and PV module processing, such as silicon and silicon wafers, and other direct raw materials and components, including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. The costs relating to providing the PV module processing services were recorded within cost of revenues. We expect the cost of silicon and silicon wafers, our primary raw material for the manufacturing of PV products, will continue to constitute a substantial portion of our cost of revenues in the near future.
Other items contributing to our cost of revenues are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, shipping and handling costs for products sold, and other support expenses associated with the manufacturing of our PV products, and depreciation and amortization of manufacturing equipment and facilities.
We expect our cost of revenues to increase as we increase our production volume. Future increases in our suppliers’ cost of silicon wafers as well as the potential increase in shipping costs for our PV products may also contribute to higher cost of revenues.
Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2007, 2008 and 2009, our inventory of raw materials totaled RMB299.1 million, RMB488.6 million and RMB277.6 million (US$40.7 million), respectively, of which RMB197.8 million, RMB353.3 million and RMB146.8 million (US$21.5 million), respectively, represented silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements, we may not be able to recover such prepayments and would suffer losses.
Operating Expenses
Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.
Selling Expenses
Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. In 2007, 2008 and 2009, our selling expenses were RMB62.8 million, RMB87.9 million and RMB105.5 million (US$15.4 million), respectively. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future.

We provide a two to five-year warranty for technical defects and a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2007, 2008 and 2009, our accrued warranty costs for the two to five-year warranty against technical defects totaled RMB21.0 million, RMB48.6 million and RMB73.5 million (US$10.8 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In 2007, 2008 and 2009, we provided RMB23.1 million, RMB46.6 million and RMB33.7 million (US$4.9 million), respectively, in warranty costs.
General and Administrative Expenses
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance and share compensation expenses. In 2007, 2008 and 2009, our general and administrative expenses were RMB113.8 million, RMB143.3 million and RMB181.0 million (US$26.5 million), respectively.
Research and Development Expenses
Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. In 2007, 2008 and 2009, our research and development expenses were RMB27.4 million, RMB19.7 million and RMB32.0 million (US$4.7 million), respectively. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will be similar or will increase in the future.
Share Compensation Expenses
We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2009, options to purchase 5,398,900 ordinary shares have been granted and were outstanding under this plan.
We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2009, options to purchase 10,817,265 ordinary shares have been granted and were outstanding under this plan.
In 2007, 2008 and 2009, we recorded RMB29.6 million, RMB34.8 million and RMB42.7 million (US$6.3 million), respectively, as share compensation expenses.

Taxation
PRC Enterprise Income Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the FIE Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33%, consisting of 30% state enterprise income tax and 3% local enterprise income tax prior to January 1, 2008. The FIE Tax Law and the related implementing rules provided certain favorable tax treatments to foreign-invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas, such as coastal open economic areas and special economic zones, foreign-invested enterprises were entitled to reduced enterprise income tax rates, namely, in coastal open economic areas, the tax rate applicable to production-oriented foreign-invested enterprises was 24%; in special economic zones, the rate was 15%. Linyang China is a foreign-invested production-oriented enterprise established in Qidong, Nantong City, a coastal open economic area. In addition, according to the FIE Tax Law, local governments at the provincial level were authorized to waive or reduce the 3% local income tax on foreign-invested enterprises that operate in an encouraged industry.
On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued implementation regulations regarding the EIT which took effect as of January 1, 2008. In accordance with the EIT and its implementation regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Linyang China was approved to be qualified as a “high and new technology enterprise” on October 21, 2008.
In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, Linyang China was exempted from state and local enterprise income tax in 2005 and 2006, was taxed at a reduced rate of 12% in 2007, 12.5% in 2008 and 12.5% in 2009, and is being taxed at a reduced rate of 15% in 2010. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Linyang China resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and is entitled to a reduced tax rate of 12.5% for the three years thereafter. Our subsidiaries, Yangguang Solar and Shanghai Linyang, were subject to an enterprise income tax rate of 33% for the years of 2006 and 2007, and are subject to a rate of 25% from 2008 onwards.
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
Revenue Recognition
Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell an insignificant amount of PV cells and raw materials. We record revenue related to the sale of PV modules, PV cells or raw materials when the criteria of Accounting Standard Codification, or ASC, subtopic 605-10, “Revenue Recognition,” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable and collectibility is reasonably assured.
More specifically, our sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to our customers. The product sales price agreed to at the order initiation date is final and not subject to adjustment. We do not accept unconditional sales returns. Generally, our customers provide letters of credit in the amount of the full product sales price prior to shipment. We assess customer’s creditworthiness before accepting sales orders. Historically, we have not experienced any significant credit losses related to sales. Based on the above, we record revenue related to product sales upon transfer of title, which in almost all cases occurs upon delivery of the product to the shipper.
In the event we pay the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. We record the shipping costs incurred in our cost of revenues.
We periodically enter into processing service arrangements to process PV cells into PV modules. For these service arrangements, we “purchase” PV cells from a customer and contemporaneously agree to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC subtopic 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” we record the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted accounting policy relating to revenue recognition.
Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions. We do not offer explicit nor implicit rights of return not due to product defects.

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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized as of December 31, 2007, 2008 and 2009 amounted to approximately RMB6.9 million, RMB22.5 million and RMB4.3 million (US$0.6 million), respectively.
Warranty Costs
Our standard warranty on PV modules sold to customers provides for a two to five-year warranty against technical defects, a 10-year limited warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year limited warranty against a decline from initial power generation capacity of more than 20%. We consider various factors in determining the likelihood of product defects, including our quality controls, technical analyses, industry information on comparable companies and our own experience. Based on those considerations and our ability and intention to provide refunds for defective products, we have accrued for warranty costs for the two to five-year warranty against technical defects based on 1% of revenue derived from the sales of our PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year limited warranties because we have determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and the quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on our actual experience. Based on our review of the historical warranty accrual, we have reversed approximately RMB1.5 million relating to expired warranty accrual in 2007. Apart from our standard warranty, we do not provide any other warranty coverage.
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

Goodwill
We account for goodwill in accordance with ASC 350, “Goodwill and Other Intangible Assets.” We conduct impairment test on an annual basis and, in addition, if we notice any indication of impairment, we conduct such test immediately.
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
We conducted an impairment test as of December 31, 2009 and no impairment loss was identified. We will continue to closely monitor the projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.
Financial Instruments — Currency Derivative Contracts
Our derivative instruments are principally used to manage currency exchange rate risk and are not used for speculative or trading purposes. Accounting for derivative instruments requires significant estimates and judgments relating to measuring the fair values of the derivative instruments. As of December 31, 2009, notional amounts of Euro105 million were outstanding under these foreign currency derivative contracts. We record these derivative instruments as current assets or current liabilities, measured at fair value. We estimate the fair value of these foreign currency derivative instruments using a pricing model based on market observable inputs, which include mark-to-market forward rates at each balance sheet date, spot foreign exchange rates at each balance sheet date, and strike foreign exchange rates and maturity terms of our foreign currency derivative instruments.
Share-based Compensation
We account for the share options granted under our 2006 share option plan and our 2007 equity incentive plan in accordance with ASC subtopic 718-10, “Share-Based Compensation” and ASC subtopic 505-50, “Accounting for Equity Instruments that Are Entered to Offer the Employees for Acquiring, or in conjunction with Selling Goods or Services,” respectively. In accordance with ASC subtopic 718-10, all grants of share options are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.
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
Accounting for Income Taxes and Uncertain Income Tax Positions
We account for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
ASC subtopic 740-10 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of the benefit that is more likely than not to be realized upon ultimate settlement. As of and for the year ended December 31, 2009, our uncertain tax position amounted to approximately RMB27.4 million (US$4.0 million) because Solarfun Hong Kong may be considered a PRC tax resident based on the facts and circumstances, including the uncertainty of the interpretation of and administrative practices associated with the applicable PRC tax law, as of December 31, 2009.
Our accounting policy for interest and/or penalties related to an uncertain position is to include interest and penalties in other operating expenses. No such amounts have been incurred or accrued by us through December 31, 2009. Based on existing PRC tax regulations, the tax returns of Linyang China, Shanghai Linyang, Yangguang Solar and Linyang Research Center for the years ended December 31, 2004 through 2009 remain open for examination by the tax authorities.
Advance to Suppliers
Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits were required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances which are akin to receivables in cost of revenue because of the suppliers’ inability to return the advances. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. We recorded a charge to cost of revenues of approximately RMB nil, RMB42.0 million and RMB234.7 million (US$34.4 million) in 2007, 2008 and 2009, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

Consolidated Results of Operations
Since all of our revenues are derived from the sale of PV products instead of the delivery of services, we presented our net revenues and cost of revenues for all product sales on a combined basis in accordance with U.S. GAAP. We believe that this presentation provides sufficient information in assessing our operating and financial performance. The following table sets forth our summary consolidated statements of operations for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(In RMB	% of Net	(In RMB	% of Net	(In RMB	(In US$	% of Net
	Thousands)	Revenues	Thousands)	Revenues	Thousands)	Thousands)	Revenues

Consolidated Statement of Operations Data

Net revenues	2,395,135	100.0%	4,949,068	100.0%	3,778,316	553,527	100.0%

Cost of revenues	(1,997,355)	(83.4)%	(4,905,147)	(99.1)%	(3,341,936)	(489,596)	88.5%
Gross profit	397,780	16.6%	43,921	0.9%	436,380	63,931	11.5%
Operating expenses
Selling expenses	(62,777)	(2.6)%	(87,913)	(1.8)%	(105,454)	(15,449)	(2.8)%
General and administrative expenses	(113,756)	(4.8)%	(143,340)	(2.9)%	(180,989)	(26,515)	(4.8)%
Research and development expenses	(27,440)	(1.1)%	(19,679)	(0.4)%	(32,025)	(4,692)	(0.8)%

Total operating expenses	(203,973)	(8.5)%	(250,932)	(5.1)%	(318,468)	(46,656)	(8.4)%
Operating profit (loss)	193,807	8.1%	(207,011)	(4.2)%	117,912	17,275	3.1%
Interest expenses	(25,978)	(1.1)%	(103,146)	(2.1)%	(157,907)	(23,134)	(4.2)%
Interest income	16,244	0.7%	10,004	0.2%	5,002	733	0.1%
Exchange losses	(25,628)	(1.1)%	(35,230)	(0.7)%	(23,814)	(3,489)	(0.6)%
Changes in fair value of derivative contracts	—	—	83,090	1.7%	9,594	1,406	0.3%
Changes in fair value of conversion feature of convertible bonds	—	—	—	—	(73,887)	(10,825)	(2.0)%
Other income	1,507	0.1%	15,018	0.3%	6,286	921	0.2%
Other expenses	(9,670)	(0.4)%	(25,604)	(0.5)%	(11,835)	(1,734)	(0.3)%
Government grants	2,089	0.1%	3,480	—	7,661	1,122	0.2%

Income (loss) before income taxes	152,371	6.4%	(259,399)	(5.3)%	(120,988)	(17,725)	(3.2)%
Income tax expenses	(7,458)	(0.3)%	(6,519)	(0.1)%	(23,928)	(3,505)	(0.6)%

Net income (loss) attributable to non-controlling interest	3,124	0.1%	(14,573)	(0.3)%	(311)	(46)	—
Net income (loss) attributable to Solarfun Power Holdings Co., Ltd. shareholders	148,037	6.2%	(280,491)	(5.7)%	(145,227)	(21,276)	(3.8)%
2009 Compared to 2008
Net Revenues
Our total net revenues decreased by 23.7% to RMB3,778.3 million (US$553.5 million) in 2009 from RMB4,949.1 million in 2008. Our net revenues derived from our PV module business (excluding PV module processing) decreased by 27.0% to RMB3,375.6 million (US$494.5 million) in 2009 from RMB4,626.4 million in 2008, due primarily to the decrease in the average selling price of our PV modules to RMB15.27 (US$2.24) per watt in 2009 from RMB26.77 per watt in 2008. The decrease in the average selling price of our PV modules (excluding PV module processing) was partially offset by the increase in our PV module sales volume by 28.0% to 221.1 MW in 2009 from 172.8 MW in 2008. In 2009, we derived 89.3% of our total net revenues from the sale of PV modules, compared to 93.5% in 2008.

Cost of Revenues and Gross Profit
Our cost of revenues decreased by 31.9% to RMB3,341.9 million (US$489.6 million) in 2009 from RMB4,905.1 million in 2008. In particular, the costs associated with PV module production decreased by 34.9% to RMB2,990.7 million (US$438.1 million) in 2009 from RMB4,592.9 million in 2008, due primarily to the decreases in unit costs of silicon, silicon wafers and other raw materials, and because our write-down of inventories decreased to RMB282.6 million (US$41.4 million) in 2009 from RMB413.8 million in 2008. Cost of revenues as a percentage of our total net revenues decreased to 88.5% in 2009 from 99.1% in 2008.
As a result of the foregoing, our gross profit increased to RMB436.4 million (US$63.9 million) in 2009 from RMB43.9 million in 2008. Our gross profit margin increased to 11.5% in 2009 from 0.9% in 2008 primarily because we benefited from the decreases in unit costs of silicon, silicon wafers and other raw materials, as well as our improvements in operational efficiency.
Operating Expenses and Operating Profit
Our operating expenses increased by 26.9% to RMB318.5 million (US$46.7 million) in 2009 from RMB250.9 million in 2008. Our operating expenses as a percentage of our total net revenues increased to 8.4% in 2009 from 5.1% in 2008.
Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits for our sales and marketing personnel. Our selling expenses increased by 20.0% to RMB105.5 million (US$15.4 million) in 2009 from RMB87.9 million in 2008, due primarily to increases in commissions as a result of increases in sales volume of our PV products, insurance premiums covering the collection of our accounts receivable and transportation costs, as well as rental expenses for a warehouse in Germany, which we started to lease in 2009 and is used as our distribution center in Europe. Selling expenses as a percentage of our total net revenues increased to 2.8% in 2009 from 1.8% in 2008.
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including, among others, consumables, traveling expenses, insurance and share compensation expenses for our administrative personnel. Our general and administrative expenses increased by 26.3% to RMB181.0 million (US$26.5 million) in 2009 from RMB143.3 million in 2008, due primarily to increases in cash and non-cash compensation paid to our administrative staff, professional fees and depreciation and amortization charges, attributable to the revaluation of the fixed assets of Yangguang Solar after the completion of our acquisition of the remaining 48% interest in Yangguang Solar in August 2008. General and administrative expenses as a percentage of our total net revenues increased to 4.8% in 2009 from 2.9% in 2008.
Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 62.7% to RMB32.0 million (US$4.7 million) in 2009 from RMB19.7 million in 2008. The increase was primarily because we conducted additional research and development activities in 2009. Research and development expenses as a percentage of our total net revenues increased to 0.8% in 2009 from 0.4% in 2008.
As a result of the foregoing, our operating profit was RMB117.9 million (US$17.3 million) in 2009, compared to an operating loss of RMB207.0 million in 2008. Our operating profit margin increased to 3.1% in 2009 from a negative margin of 4.2% in 2008.
Interest Expenses, Exchange Losses, Other Income (Expenses), Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Bonds and Government Grants
We generated interest income of RMB5.0 million (US$0.7 million) and at the same time incurred interest expenses of RMB157.9 million (US$23.1 million) in 2009, compared to interest income of RMB10.0 million and interest expenses of RMB103.1 million in 2008. The increase in interest expenses was due primarily to our increased bank borrowings.

We incurred exchange losses of RMB23.8 million (US$3.5 million) in 2009, compared to exchange losses of RMB35.2 million in 2008, primarily due to the fluctuation of the Euro against the Renminbi.
Our other income decreased to RMB6.3 million (US$0.9 million) in 2009 from RMB15.0 million in 2008 due primarily to a decrease in our sale of scrap materials in 2009. Our other expenses decreased to RMB11.8 million (US$1.7 million) in 2009 from RMB25.6 million in 2008 primarily because we paid guarantee fees of RMB10.1 million to Linyang Electronics in 2008. We did not incur any guarantee fees in 2009.
We recorded a decrease of RMB9.6 million (US$1.4 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative instruments in 2009.
We recorded a decrease of RMB73.9 million (US$10.8 million) in changes in fair value of convertible feature of convertible bonds in 2009 as a result of our adoption of a new accounting standard on January 1, 2009.
Our government grants increased to RMB7.7 million (US$1.1 million) in 2009 from RMB3.5 million in 2008 primarily because Yangguang Solar was approved as a “high and new technology enterprise” in 2009.
Income Tax Expenses
Our income tax expenses increased to RMB23.9 million (US$3.5 million) in 2009 from RMB6.5 million in 2008, due primarily to the increase in our taxable income under the EIT in 2009.
Consolidated Net Loss
As a result of the cumulative effect of the above factors, we had a consolidated net loss of RMB145.2 million (US$21.3 million) in 2009, compared to RMB280.5 million in 2008. Our net profit margin increased to a negative margin of 3.8% in 2009 from a negative margin of 5.7% in 2008.
2008 Compared to 2007
Net Revenues
Our total net revenues increased by 106.6% to RMB4,949.1 million in 2008 from RMB2,395.1 million in 2007. The increase was due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products during the first nine months of 2008. Our net revenues derived from our PV module business increased by 109.4% to RMB4,626.4 million in 2008 from RMB2,209.5 million in 2007. Our PV module sales volume increased by 120.4% to 172.8 MW in 2008 from 78.4 MW in 2007. The increase in sales volume was partially offset by the decrease in the average selling price of our PV modules of RMB26.77 per watt in 2008 from RMB28.20 per watt in 2007. In 2008, we derived 93.5% of our total net revenues from the sale of PV modules, compared to 92.3% in 2007.

Cost of Revenues and Gross Profit
Our cost of revenues increased by 145.6% to RMB4,905.1 million in 2008 from RMB1,997.4 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the sales volume of our PV products and, to a lesser extent, increases of unit costs of silicon and silicon wafers. In particular, the costs associated with PV module production increased by 127.7% to RMB4,179.2 million in 2008 from RMB1,835.7 million in 2007, due to a significant increase in raw material costs as the sales volume of our PV modules increased in 2008. Cost of revenues as a percentage of our total net revenues increased to 99.1% in 2008 from 83.4% in 2007, due primarily to our write-down of inventories in the amount of RMB413.8 million in 2008 as a result of the decrease of silicon and silicon wafer prices in the fourth quarter of 2008.
As a result of the foregoing, our gross profit decreased by 89.0% to RMB43.9 million in 2008 from RMB397.8 million in 2007. Our gross profit margin decreased to 0.9% in 2008 from 16.6% in 2007 primarily because the increases in raw material costs outpaced the increases of the selling prices of our products and due to our inventory write-downs of RMB413.8 million in 2008.
Operating Expenses and Operating Profit
Our operating expenses increased by 23.0% to RMB250.9 million in 2008 from RMB204.0 million in 2007. The increase in our operating expenses was due primarily to increases in our general and administrative expenses and selling expenses. Our operating expenses as a percentage of our total net revenues decreased to 5.1% in 2008 from 8.5% in 2007.
Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits for our sales and marketing personnel. Our selling expenses increased by 40.0% to RMB87.9 million in 2008 from RMB62.8 million in 2007, due primarily to the increase in our sales volume and our hiring of sales personnel in a variety of locations. Selling expenses as a percentage of our total net revenues decreased to 1.8% in 2008 from 2.6% in 2007.
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including, among others, consumables, traveling expenses, insurance and share compensation expenses for our administrative personnel. Our general and administrative expenses increased by 25.9% to RMB143.3 million in 2008 from RMB113.8 million in 2007, due primarily to the increase in our headcount, which resulted in an increase in salaries and benefits of our administrative staff. General and administrative expenses as a percentage of our total net revenues decreased to 2.9% in 2008 from 4.8% in 2007.
Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses decreased to RMB19.7 million in 2008 from RMB27.4 million in 2007. The decrease was due primarily to our lower spending on purchases of materials used for research and development purposes. Research and development expenses as a percentage of our total net revenues decreased to 0.4% in 2008 from 1.1% in 2007.
As a result of the foregoing, our operating loss was RMB207.0 million in 2008, compared to an operating profit of RMB193.8 million in 2007. Our operating profit margin decreased to a negative margin of 4.2% in 2008 from a positive margin of 8.1% in 2007.
Interest Expenses, Exchange Losses, Other Income (Expenses), Changes in Fair Value of Derivative Contracts and Government Grants
We generated interest income of RMB10.0 million and at the same time incurred interest expenses of RMB103.1 million in 2008, compared to interest income of RMB16.2 million and interest expenses of RMB26.0 million in 2007. The increase in interest expenses was due primarily to our increased bank borrowings and the issuance of the convertible bonds in 2008.

We incurred exchange losses of RMB35.2 million in 2008, compared to exchange losses of RMB25.6 million in 2007, primarily due to the appreciation of the Renminbi against Euro and the U.S. dollar.
Our other income increased to RMB15.0 million in 2008 from RMB1.5 million in 2007 due primarily to our sale of scrap materials in 2008. Our other expenses increased to RMB25.6 million in 2008 from RMB9.7 million in 2007 due primarily to increased bank charges and guarantee fees we paid to Linyang Electronics in connection with our bank borrowings that were guaranteed by Linyang Electronics.
We recorded an increase of RMB83.1 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative instruments in 2008. There were no foreign currency derivative instruments outstanding as of December 31, 2007.
Our government grants increased to RMB3.5 million in 2008 from RMB2.1 million in 2007 primarily because Linyang China was approved as a “high and new technology enterprise” in 2008.
Income Tax Expenses
Our income tax expenses decreased to RMB6.5 million in 2008 from RMB7.5 million in 2007, due primarily to the increase in deferred income tax assets, as a result of our write-down of inventories in 2008, but was partially offset by the increase in current income tax, as a result of the increase in our taxable income under the EIT in 2008.
Consolidated Net Income (Loss)
As a result of the cumulative effect of the above factors, we had a consolidated net loss of RMB280.5 million in 2008, compared to net income of RMB148.0 million in 2007. Our net profit margin decreased to a negative margin of 5.7% in 2008 from a positive margin of 6.2% in 2007.
Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively.
B. Liquidity and Capital Resources
We are a holding company, and conduct substantially all of our business through Linyang China, our wholly owned PRC operating subsidiary. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2009, a total of RMB69.6 million (US$10.2 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Liquidity
From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million to finance our activities in the future.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net cash (used in) provided by operating activities	(1,020,603)	(674,040)	689,333	100,988
Net cash used in investing activities	(538,465)	(1,169,045)	(324,723)	(47,572)
Net cash provided by (used in) financing activities	694,204	1,981,058	(129,791)	(19,014)
Net (decrease) increase in cash and cash equivalents	(864,864)	137,973	234,819	34,402
Cash Flows from Operating Activities
Net cash (used in) provided by operating activities primarily consists of consolidated net income (loss), as adjusted for non-cash items such as change in fair value of the conversion feature of our convertible bonds, depreciation and amortization, warranty provision, share compensation expenses and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other current assets (including advances to suppliers and accounts receivable), amounts due to related parties, accounts payable, customer deposits, accrued expenses and other liabilities.
Our net cash provided by operating activities was RMB689.3 million (US$101.0 million) in 2009, which was derived from a consolidated net loss of RMB144.9 million (US$21.2 million), adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB282.6 million (US$41.4 million), depreciation and amortization of RMB153.2 million (US$22.4 million) and provision for doubtful collection of supplier advances of RMB234.7 million (US$34.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB51.4 million (US$7.5 million), were primarily comprised of:
•	an increase of RMB271.7 million (US$39.8 million) in accounts receivable, primarily because we granted our customers longer credit terms to enhance the competitiveness of our PV products;

•	an increase of RMB334.8 million (US$49.1 million) in inventories primarily as a result of increased purchases of silicon, silicon wafers and other raw materials in anticipation of increased operational scale as a result of our capacity expansion in 2009;

•	an increase of RMB238.8 million (US$35.0 million) in accounts payable, primarily due to longer payment terms we obtained from our suppliers; and

•	an increase of RMB215.1 million (US$31.5 million) in other current assets, primarily because we were able to receive additional cash refund of VAT tax for our export sales by December 31, 2009.

Our net cash used in operating activities was RMB674.0 million in 2008, which was derived from a consolidated net loss of RMB265.9 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB413.8 million, depreciation and amortization of RMB67.2 million, provision for doubtful collection of supplier advances of RMB42.0 million, share compensation expenses of RMB34.8 million and warranty provision of RMB27.7 million, which was partially offset by unrealized loss from derivative contracts of RMB33.9 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB939.1 million, were primarily comprised of:
•	an increase of RMB547.5 million in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers; and

•	an increase of RMB417.0 million in inventories primarily as a result of increased purchases of silicon and silicon wafers.
Our net cash used in operating activities was RMB1,020.6 million in 2007, which was derived from consolidated net income of RMB144.9 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in share compensation expenses of RMB29.6 million, depreciation and amortization of RMB27.7 million, warranty provision of RMB23.1 million and provision for doubtful collection of accounts receivable of RMB2.1 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB1,246.6 million, were primarily comprised of:
•	an increase of RMB398.2 million in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB359.3 million in inventories principally as a result of increased purchases of silicon and silicon wafers;

•	an increase of RMB290.6 million in accounts receivable, primarily due to increased sales on credit in 2007; and

•	an increase of RMB170.0 million in prepaid rent associated with the supply agreement we entered into with E-mei in June 2006, under which we agreed to make prepayments of RMB220.0 million to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility.
Cash Flows from Investing Activities
Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets and the acquisition of a subsidiary.
Our net cash used in investing activities was RMB324.7 million (US$47.6 million) in 2009, primarily consisting of RMB260.1 million (US$38.1 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.
Our net cash used in investing activities was RMB1,169.0 million in 2008, consisting of RMB849.5 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment, and RMB267.6 million of cash used for the acquisition of Yangguang Solar.

Our net cash used in investing activities was RMB538.5 million in 2007, consisting of RMB495.0 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.
Cash Flows from Financing Activities
Our net cash generated from financing activities primarily consists of capital contributions by shareholders and proceeds from short-term bank borrowings, as offset by payments of short-term and long-term bank borrowings.
Our net cash used in financing activities was RMB129.8 million (US$19.0 million) in 2009. This was mainly attributable to our payments of short-term bank borrowings of RMB2,594.7 million (US$380.1 million), partially offset by proceeds from short-term bank borrowings of RMB1,900.7 million (US$278.5 million) and proceeds from our continuous ADS offering of RMB149.0 million (US$21.8 million).
Our net cash provided by financing activities was RMB1,981.1 million in 2008. This was mainly attributable to proceeds from short-term bank borrowings of RMB3,119.7 million, proceeds from our convertible bond offering of RMB1,179.0 million and proceeds from our continuous ADS offering of RMB489.9 million, partially offset by our payments of short-term bank borrowings of RMB2,985.9 million.
Our net cash provided by financing activities was RMB694.2 million in 2007. This was mainly attributable to proceeds from short-term bank borrowings of RMB1,570.1 million, partially offset by our payments of short-term bank borrowings of RMB985.0 million.
Capital Resources and Capital Expenditures
We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and proceeds from our initial public offering, the convertible bond offering in January 2008 and the continuous ADS offerings from July 2008 to August 2008 and from September 2009 to November 2009. We believe that, if we are able to renew our bank borrowings when due, our current cash, cash equivalents, short-term and long-term borrowings, unused credit facilities and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. As of December 31, 2009, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB404.8 million (US$59.3 million). Our short-term bank borrowings bore average interest rates of 6.39%, 6.86% and 4.99% per annum, respectively, in 2007, 2008 and 2009. These short-term bank borrowings have terms of six months to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership. We plan to repay our short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.
As of December 31, 2009, the aggregate outstanding balance of the current portion of our long-term bank borrowings was RMB90.0 million (US$13.2 million), which will be due from March 25, 2010 to December 27, 2010, and the aggregate outstanding balance of the non-current portion of our long-term bank borrowings was RMB380.0 million (US$55.7 million), which will be due from March 25, 2011 to September 13, 2012. Our long-term bank borrowings outstanding as of December 31, 2009 bore an average interest rate of 5.60% per annum.
As of December 31, 2009, we had RMB658.7 million (US$96.5 million) principal amount of 2018 convertible bonds outstanding. The holders of the 2018 convertible bonds have the right to require us to repurchase all or a portion of their notes on January 15, 2015 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any.

As of December 31, 2009, we had cash and cash equivalents in the amount of RMB645.7 million (US$94.6 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Our advances to suppliers increased significantly from RMB640.1 million as of December 31, 2007 to RMB1,145.6 million as of December 31, 2008, as we made more prepayments to our silicon and silicon wafer suppliers in order to satisfy our increased manufacturing capacity, but decreased to RMB979.8 million (US$143.5 million) as of December 31, 2009. Our fixed assets increased from RMB702.9 million as of December 31, 2007 to RMB1,492.6 million as of December 31, 2008 and to RMB1,586.3 million (US$232.4 million) as of December 31, 2009. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.
Our capital expenditures were RMB538.5 million, RMB1,169.0 million and RMB324.7 million (US$47.6 million) in 2007, 2008 and 2009, respectively, all of which related primarily to the purchases of manufacturing equipment for the production of PV cells and modules. Based on the current market conditions, we expect to incur capital expenditures of RMB655.3 million (US$96.0 million) for 2010, which will be used primarily for purchasing manufacturing equipment, building two new manufacturing buildings and improving product quality and production safety. We plan to fund the balance of our capital expenditure requirements for 2010 with cash from operations, additional bank borrowings, equity offering and other forms of financing, if necessary.
Recent Accounting Pronouncements
In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, “Multiple-Deliverable Revenue Arrangements”, or ASU 2009-13. ASU 2009-13 amends ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements”, regarding revenue arrangements with multiple deliverables. The update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We are currently evaluating the potential impact of ASU 2009-13 on our financial statements.
In October 2009, the FASB issued ASU No. 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”, or ASU 2009-15. ASU 2009-15 amends ASC 470-20 “Debt: Debt with Conversion and Other Options”, to include the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. We have determined that upon the adoption of ASU 2009-15 on January 1, 2010, the redeemable ordinary shares issued in January 2008 concurrent with our convertible bond issuance are regarded as an own-share lending arrangement. As such, the share-lending arrangement is measured at fair value, and recognized as an issuance cost with an offset to equity. Such issuance cost will be amortized as interest expenses over the life of the financing arrangement. Retrospective adjustment of opening retained earnings as of January 1, 2010 will be recorded for the difference between the amount previously recognized and the amount that would have been recognized if ASU 2009-15 had been applied from the issuance date of the redeemable ordinary shares. We are currently evaluating the requirements of ASU 2009-15 and have not yet determined the impact, if any, that it will have on our financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, or ASU 2010-06. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. Under most circumstances, the new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. We do not expect that the adoption of ASU 2010-06 will have a material impact on our consolidated financial statements.
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
We have been developing advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. In 2009, we introduced “ECLIPSE,” a new line of PV cells and modules with reduced light induced degradation. “ECLIPSE” reduces the impurity concentration in cells, thereby reducing the light induced degradation to approximately 1% from 2% to 3%, or less than 2 W compared to approximately 4 W to 5 W for a 180 W module equipped with standard cells. This results in an increase in electricity generation of approximately 1% to 2% over the long term when compared with standard modules. Through our continuous efforts, we have been able to increase the average conversion efficiency rate of our monocrystalline and multicrystalline PV cells to the ranges of 16.2% to 17.5% and 15.3% to 16.3%, respectively, in 2009 and we are now able to process wafers as thin as 180 microns. In 2007, 2008 and 2009, our research and development expenses were RMB27.4 million, RMB19.7 million and RMB32.0 million (US$4.7 million), respectively.
Our technology department works closely with our manufacturing department to lower production costs by improving our production efficiency. All of our research and development personnel in our technology department have undergraduate or higher education degrees. In July 2007, we established the Solarfun PV Engineering Center, also known as the Jiangsu Engineering Research Center for Solar Cell and PV Application. The Solarfun PV Engineering Center is located near our manufacturing facilities in Qidong, Jiangsu Province, and equipped with a pilot production line and various characterization tools. The center focuses on improving cell conversion efficiency and expanding the application of solar cells. We are also working together with universities and research institutes to develop new technology and products. In February 2006, we established the Linyang PV Research and Development Center with Shanghai Jiaotong University. This center, which is located at Shanghai Jiaotong University, focuses on improving conversion efficiency rates of PV cells. Under our agreement with Shanghai Jiaotong University, we are jointly entitled to the intellectual property rights relating to the research results of this center. We also entered into a cooperation agreement with an institute under the Chinese Academy of Sciences in February 2007 to jointly develop new PV products.
We plan to donate RMB1 million over the next five years to the Physics department of Shanghai Jiaotong University to sponsor scholarships. These scholarships are intended to help support research of PV technology, foster technology exchange between the university and us and expedite the commercialization of new technology developed by the university.

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(In RMB thousands)

Purchase obligations relating to raw materials	7,182,732	2,814,859	1,331,952	1,443,858	1,592,063
Operating lease obligations	5,502	3,451	2,051	—	—

Total	7,188,234	2,818,310	1,334,003	1,443,858	1,592,063

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
This annual report on Form 20-F also contains data related to the PV market worldwide and in China taken from third-party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title

Yonghua Lu	45	Chairman
John Breckenridge	48	Director
Thomas J. Toy	54	Independent Director
Ernst A. Bütler	65	Independent Director
Terry McCarthy	65	Independent Director
Yinzhang Gu	70	Independent Director
David N.K. Wang	62	Independent Director
Rongqiang Cui	67	Independent Director
Ping Peter Xie	45	President
Gareth Kung	45	Chief Financial Officer
Zhoumiao Gao	42	Senior Vice President of Operations
Directors
Mr. Yonghua Lu is our founder and chairman of our board of directors. Mr. Lu has been chairman of Linyang Electronics since 2000 and general manager of that company since 1996. Linyang Electronics had been the parent company of Linyang China until June 2, 2006. Mr. Lu was general manager of Qidong Changtong Computer Group Company, and deputy manager of Qidong Computer Factory, from 1988 to 1996. From 1983 to 1988, he was deputy manager of the Lining Cloth Factory of Qidong “Wu Qi” Farm and manager of the Cashmere Factory of Qidong “Wu Qi” Farm. Mr. Lu has over 20 years of experience in enterprise management. He has received many awards and honors for his entrepreneurship, including being named one of Jiangsu Province’s Top Ten Outstanding Young Entrepreneurs and Fifth-term National Township Entrepreneur. Mr. Lu has attended a 15-month training course for Applied Social Studies at Soochow University Graduate School of Humanities, and a 20-month executive MBA course at Renmin University in China.
Mr. John Breckenridge is our director. He has served on our management committee since the second quarter of 2009, where he has helped to oversee our day-to-day business activities and strategic direction. He has been a managing director of our largest shareholder, Good Energies II LP, since December 2007. He joined Good Energies from CCMP Capital Advisors, formerly known as J.P. Morgan Partners, where he served as operating partner and managing director in both Tokyo and New York. During his seven years at the firm, Mr. Breckenridge was responsible for leading many of the firm’s portfolio companies, as well as advising on all aspects of the purchase and sales of investments in the U.S., Asia and Europe. While at CCMP Capital Advisors, Mr. Breckenridge led the development of companies in the renewable energy, traditional energy, industrial service, manufacturing and chemicals sectors, among others. He also provided guidance to companies expanding into China or other Asian countries. Prior to joining JP Morgan Partners in Tokyo, Mr. Breckenridge was chief operating officer of Densei Lambda KK, a publicly traded Japanese corporation. Before that he was the manager of several large divisions of Invensys plc and Exide Electronics in the U.S. Earlier in his career he held engineering, sales and general management positions at AT&T, International Power Machines, Inc., and Strafor Facom SA. Mr. Breckenridge received his bachelor’s degree in Mechanical Engineering from the University of Vermont.
Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our audit committee and as a member of our compensation committee and corporate governance and nominating committee. His other current positions include director and chairman of the board, compensation committee chairperson and audit committee member of UTStarcom Inc. (Nasdaq: UTSI), director, corporate governance committee chairperson and audit committee member of White Electronic Designs Corp. (Nasdaq: WEDC) and director of several privately held companies. Mr. Toy has also been co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and he is a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon. From 1987 to 1999, he was partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zürich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zürich, Frey Group Holding, Zurich and Sunfilm Power Ltd., Germany, chairman of the board of Alegra Capital Ltd., Zürich, AA-Partners, Zürich and Swiss Alternative Capital AG, or SACA, Zurich, and member of the advisory board of XBiotech Inc., Austin, Texas. From 1999 to 2005, he was a partner of Partners Group in Zug, the largest independent asset manager of alternative investments in Europe. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being managing director and co-head of Corporate and Investment Banking Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, the European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.
Mr. Terry McCarthy is our independent director. He served as our director and interim chief financial officer from March 2009 to November 2009 and independent director and the chairman of our audit committee from November 2006 to March 2009. He currently serves as a member of our audit committee. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, an MBA from the University of Southern California and a master’s degree in Taxation from Golden Gate University. He is also a director of Hisoft Technology International Limited.
Mr. Yinzhang Gu has served as our independent director since June 2007. He also serves as the chairman of our corporate governance and nominating committee and a member of our compensation committee. From 1962 to 1998, Mr. Gu worked for Eastern China Electricity Administration, a government agency overseeing power supply in eastern China, in various roles, including as deputy director and director. Mr. Gu retired from Shanghai Electricity Administration in 1998. Mr. Gu graduated from Zhejiang University in 1962.
Dr. David N.K. Wang has served as our independent director since April 2, 2009. He also serves as a member of our corporate governance and nominating committee. Dr. Wang is currently the chairman of the board of Ether Optronics Inc., president and chief executive officer of Semiconductor Manufacturing International Corporation (SMIC) and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Hua Hong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.

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
Executive Officers
Dr. Ping Peter Xie is our president. Dr. Xie served as our president of China from March 2009 to September 2009. He joined our company in March 2009 from NeoPhotonics Corporation, a Shenzhen, China-based provider of integrated optics products that use standard semiconductor silicon wafer technology. He most recently worked as NeoPhotonics Corporation’s global chief technology officer and general manager of China, where he was responsible for the company’s overall operations in China and its world-wide product development programs. During his six years at NeoPhotonics Corporation, he also held various engineering, product development, sales and business development roles. Earlier in his career, Dr. Xie acquired a broad range of experience in both management and research, including working at Bookham Inc., JDS Uniphase and Los Alamos National Lab. He received a Ph.D. in Applied Physics and an M.S. in Physics from the University of Michigan, Ann Arbor and a B.S. in Electrical Engineering from Tsinghua University in Beijing.
Mr. Gareth Kung is our chief financial officer. Mr. Kung joined our company from Semiconductor Manufacturing International Corporation where he first worked as group treasurer and subsequently as group controller, primarily in charge of treasury and financing operations, financial reporting and planning, budget control, Sarbanes-Oxley compliance and PRC and international tax planning. Prior to that, Mr. Kung served as an investment manager at AIG Investment Corporation in Hong Kong, where he was responsible for the origination, structuring and execution of private equity transactions in the Asia Pacific region. From 1997 to 2000, Mr. Kung worked in the corporate banking and capital markets division of ABN Amro Bank N.V., where he executed debt financed transactions for corporations based in Hong Kong and China. Mr. Kung worked at UOB Asia Limited from 1995 to 1997 and executed IPO and M&A transactions for Hong Kong-based corporations. Between 1987 and 1993, Mr. Kung held positions as a senior internal auditor at the Royal Bank of Canada and senior auditor at Pricewaterhouse. Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in Accountancy from the National University of Singapore. Mr. Kung is a certified public accountant in Hong Kong, Australia and Singapore as well as a fellow of the Association of Chartered Certified Accountants and a chartered financial analyst.
Mr. Zhoumiao Gao is our senior vice president of operations, in charge of manufacturing productions of Linyang China and Yangguang Solar. He joined us in September 2007 as our vice president of operations and served as our director on an interim basis from August 2008 to March 2009. Before joining us, Mr. Gao had been working in the semiconductor industry for more than 18 years. He joined Advanced Semiconductor Manufacturing Corporation in 1989 and held various positions including engineering manager, manufacturing manager, and vice president of operations. He holds a bachelor’s degree from Fudan University and an EMBA degree from China European International Business School.

B. Compensation
Compensation
In 2007, 2008 and 2009, we paid aggregate cash compensation of RMB8.7 million, RMB9.2 million and RMB26.6 million (US$3.9 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”
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
Option Exercise. Our 2006 Share Option Plan requires the options be vested over five years in equal portions, except that the vesting schedule of options granted to certain of our professionals, independent directors and advisors may be less than five years if our compensation committee deems it necessary and appropriate. The options, once vested, are exercisable at any time before November 30, 2016, at which time the options will become null and void. The exercise prices of the options are determined by the compensation committee.
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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of April 30, 2010.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
		(US$/share)
Yonghua Lu	—	—	—	—
John Breckenridge	—	—	—	—
Thomas J. Toy	*	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	*	1.8	November 30, 2006	November 30, 2016
Terry McCarthy	*	1.8	November 30, 2006	November 30, 2016
Yinzhang Gu	*	1.94	August 16, 2007	August 16, 2017
David N.K. Wang	—	—	—	—
Rongqiang Cui	—	—	—	—
Ping Peter Xie	—	—	—	—
Gareth Kung	—	—	—	—
Zhoumiao Gao	*	2.15	October 10, 2007	October 10, 2017
Directors and executive officers as a group	900,000
Other individuals as a group	1,993,900	1.8	November 30, 2006	November 30, 2016
	150,000	2.02	August 16, 2007	August 16, 2017
	150,000	2.06	October 10, 2007	October 10, 2017
	300,000	2.58	October 26, 2007	October 26, 2017
	100,000	2.58	October 26, 2007	October 26, 2017
	50,000	2.73	November 1, 2007	November 1, 2017
	260,000	2.21	November 27, 2007
	160,000	5.31	December 13, 2007	December 13, 2017
	125,000	5.31	December 13, 2007	December 13, 2017
	300,000	6.016	January 8, 2008	January 8, 2018
	200,000	3.55	January 29, 2008	January 29, 2018
	230,000	2.15	March 6, 2008	March 6, 2018
	300,000	2.04	March 14, 2008	March 14, 2018

Total	5,218,900

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.

—	No outstanding share option was held by such person.
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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of April 30, 2010.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
			(US$/share)

Yonghua Lu	—	—	—	—
John Breckenridge	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—	—
Terry McCarthy	*	2.686	May 1, 2008	May 1, 2018
Yinzhang Gu	—	—	—	—
David N.K. Wang	*	0.880	April 2, 2009	April 2, 2019
Rongqiang Cui	*	0.880	April 2, 2009	April 2, 2019
Peter Ping Xie	*	0.610	March 17, 2009	March 17, 2019
		1.010	March 17, 2009	March 17, 2019
		1.506	March 4, 2010	March 4, 2020
Gareth Kung	*	1.278	November 27, 2009	November 27, 2019
Zhoumiao Gao	*	1.344	October 16, 2008	October 16, 2018
		1.188	September 11, 2009	September 11, 2019
Directors and executive officers	2,735,000
Other individuals as a group	533,335	2.820	April 15, 2008	April 15, 2018
	20,000	2.770	April 28, 2008	April 28, 2018
	20,000	4.376	May 28, 2008	May 28, 2018
	20,000	2.502	July 28, 2008	July 28, 2018
	300,000	2.420	September 26, 2008	September 26, 2018
	1,266,820	1.344	October 16, 2008	October 16, 2018
	180,000	0.936	October 28, 2008	October 28, 2018
	20,000	1.138	November 28, 2008	November 28, 2018
	20,000	0.960	December 29, 2008	December 29, 2018
	200,000	0.996	January 28, 2009	January 28, 2019
	71,000	1.344	March 17, 2009	March 17, 2019
	200,000	0.900	April 1, 2009	April 1, 2019
	20,000	0.742	April 28, 2009	April 28, 2019
	70,000	1.452	May 27, 2009	May 27, 2019
	150,000	1.440	July 28, 2009	July 28, 2019
	940,000	1.188	September 11, 2009	September 11, 2019
	250,000	1.010	October 29, 2009	October 29, 2019
	625,000	1.278	November 27, 2009	November 27, 2019
	1,944,300	1.372	December 3, 2009	December 3, 2019
	400,000	1.588	December 28, 2009	December 28, 2019
	500,000	1.480	January 27, 2010	January 27, 2020
	200,000	1.392	March 26, 2010	March 26, 2020

Total	10,685,455

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of April 30, 2010.

Ordinary
Shares
Underlying
Granted
Restricted
Name	Stock Units	Grant Date	Expiration Date

Yonghua Lu	—	—	—
John Breckenridge	—	—	—
Thomas J. Toy	*	November 30, 2007	November 30, 2017
		January 1, 2008	January 1, 2018
		January 1, 2009	January 1, 2019
		January 1, 2010	January 1, 2020
Verena Maria Bütler (wife of Ernst A Bütler)	*	November 30, 2007	November 30, 2017
		January 1, 2008	January 1, 2018
		January 1, 2009	January 1, 2019
		January 1, 2010	January 1, 2020
Terry McCarthy	*	November 30, 2007	November 30, 2017
		May 1, 2008	May 1, 2018
		January 1, 2008	January 1, 2018
		January 1, 2009	January 1, 2019
		January 1, 2010	January 1, 2020
Yinzhang Gu	*	January 1, 2008	January 1, 2018
	*	January 1, 2009	January 1, 2019
	*	January 1, 2010	January 1, 2020
David N.K. Wang	37,500	January 1, 2010	January 1, 2020
Rongqiang Cui	37,500	January 1, 2010	January 1, 2020
Directors and executive officers	849,970
Other individuals as a group	37,500	January 1, 2009	January 1, 2019

Total	887,470

*	Upon vesting of all restricted stock units, would beneficially own 1% or less of our ordinary shares.

—	No restricted stock units have been granted to such person.
C. Board Practices
Committees of the Board of Directors
Audit Committee
Our audit committee consists of Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Mr. Terry McCarthy, and is chaired by Mr. Thomas J. Toy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules. All of the members of our audit committee all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of David N.K. Wang, Mr. Thomas J. Toy and Mr. Yinzhang Gu, and is chaired by Yinzhang Gu. All of the members of our corporate governance and nominating committee satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
D. Employees
As of December 31, 2009, we had 5,310 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2007, 2008 and 2009, respectively:

	As of December 31,
	2007	2008	2009
Manufacturing and engineering	1,618	3,254	4,465
General and administration	96	183	163
Quality control	158	225	339
Research and development	84	126	125
Purchasing and logistics	84	178	192
Marketing and sales	29	23	26

Total	2,069	3,989	5,310

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2007, 2008 and 2009 was approximately RMB7.3 million, RMB18.7 million and RMB29.4 million (US$4.3 million), respectively.
We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2009, there were outstanding options to purchase 5,398,900 ordinary shares under our 2006 share option plan.
We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2009, there were outstanding options to purchase 10,817,265 ordinary shares under our 2007 share option plan.
We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.
We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 9, 2010, Linyang China signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of Linyang China who are PRC citizens and is effective from February 1, 2010 to January 31, 2011.

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2010, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially
	Owned(1)(2)
	Number	%

Directors and Executive Officers:
Yonghua Lu(3)	38,634,750	13.29%
John Breckenridge	—	—
Thomas J. Toy	276,240	0.095%
Verena Maria Bütler (wife of Ernst A. Bütler)	366,238	0.126%
Terry McCarthy	163,750	0.056%
Yinzhang Gu	206,250	0.071%
David N.K. Wang	*	* %
Rongqiang Cui(4)	332,125	0.114%
Ping Peter Xie	*	* %
Gareth Kung	—	—
Zhoumiao Gao	*	* %
All Directors and Executive Officers as a Group(5)	41,225,603	14.18%
Major Shareholders:
Good Energies II LP(6)	88,178,005	30.33%
Yonghua Solar Power Investment Holding Ltd(7)	38,634,750	13.29%
Citigroup Venture Capital International Growth Partnership, L.P.(8)	15,209,191	5.23%
LC Fund III, L.P.(9)	4,327,341	1.49%
WHF Investment Co., Ltd(10)	6,271,875	2.16%
Citigroup Venture Capital International Co-Investment, L.P.(11)	829,960	0.29%
Notes:
*	The person beneficially owns less than 1% of our outstanding shares.

—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Percentage of beneficial ownership of each listed person is based on 290,708,739 ordinary shares outstanding as of April 30, 2010, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This does not include the 9,019,611 ADSs issued pursuant to the offering of our ADSs in January 2008 as we do not believe that such transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership as a result of our arrangement with an affiliate of Morgan Stanley. Our total outstanding ordinary shares will be 335,806,794 if the 9,019,611 ADSs are to be included.

(3)	Owns Yonghua Solar Power Investment Holding Ltd., a British Virgin Islands company, which held 38,634,750 ordinary shares in our company as of April 30, 2010. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 888 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(4)	Owns Yongqiang Solar Power Investment Holding Ltd., a British Virgin Islands company, which held 50,175 ADSs in our company as of April 30, 2010. Mr. Cui is the sole director of Yongqiang Solar Power Investment Holding Ltd. and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Cui’s business address is 888 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(5)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F. Except Mr. Yonghua Lu, each of our directors and senior executive officers beneficially owns less than 1% of our ordinary shares.

(6)	Held 81,772,950 ordinary shares and 1,281,011 ADSs as of April 30, 2010. This includes the 1,000,000 ADSs purchased by Good Energies II LP as part of the offering of our ADSs in January 2008. If these 1,000,000 ADSs are not to be taken into account, Good Energies II LP would hold 81,772,950 ordinary shares and 1,281,011 ADSs in our company. On December 31, 2007, Good Energies Investments (Jersey) Limited transferred its 15,027,312 ordinary shares in our company to its affiliate Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. The directors of Good Energies General Partner Jersey Limited are Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. Fintan Kennedy, Mr. John Hammill and Mr. Gert-Jan Pieters. The address of each of Good Energies II LP and Good Energies General Partner Jersey Limited is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. We have been informed that voting and investment control over securities directly owned by Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited is held by Cofra Jersey Limited, which wholly owns Good Energies General Partner Jersey Limited and by Good Energies AG, Good Energies Inc. and Good Energies (UK) LLP, acting by its managing member Good Energies Investments (Jersey) Limited, which have been appointed as joint investment managers of Good Energies II LP pursuant to a management agreement with Good Energies General Partner Jersey Limited. The address of Good Energies AG is Grafenauweg 4, Zug CH 6301, Switzerland. The address of Good Energies Inc. is 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA. The business address of each of Good Energies (UK) LLP and Good Energies Investments (Jersey) Limited is Fifth Floor 29 Farm Street, London, W1J 5RL, England.

(7)	Yonghua Solar Power Investment Holding Ltd., a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(8)	Held one ordinary share and 3,041,838 ADSs as of April 30, 2010. The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(9)	Held one ordinary share and 865,468 ADSs as of April 30, 2010. The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Center, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. John Huan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(10)	WHF Investment Co., Ltd., a British Virgin Islands company, is owned by the estate of Mr. Hanfei Wang. Mr. Hanfei Wang, our former director and chief operating officer, was the sole director of WHF Investment Co., Ltd. Mr. Hanfei Wang died of natural causes on July 14, 2008. The address of WHF Investment Co., Ltd. is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(11)	Held 165,992 ADSs as of April 30, 2010. The address of Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

On December 4, 2007, Good Energies Investments (Jersey) Limited entered into an agreement to purchase 66,745,638 ordinary shares and 281,011 ADSs of our company, at a purchase price of US$2.712 per ordinary share or US$13.56 per ADS, from certain of our shareholders, including, among others, 38,634,750 ordinary shares from Yonghua Solar Power Investment Holding Ltd., 6,271,875 ordinary shares from WHF Investment Co., Ltd., 12,574,660 ordinary shares from Citigroup Venture Capital International Growth Partnership, L.P., 686,191 ordinary shares from Citigroup Venture Capital International Co-Investment, L.P., 281,011 ADSs from Brilliant Orient International Limited, and 1,051,912 ordinary shares from LC Fund III, L.P. Yonghua Solar Power Investment Holding Ltd. is owned by Mr. Yonghua Lu, our chairman. WHF Investment Co., Ltd. was owned by Mr. Hanfei Wang, our former director and chief operating officer. The share purchase was completed in December 2007. Pursuant to the stock purchase agreement, Good Energies Investments (Jersey) Limited designated Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited to receive the ordinary shares. As of April 30, 2010, Good Energies Investments II LP and/or its affiliates owned an approximate 30.33% interest, and Yonghua Solar Power Investment Holding Ltd. owned an approximately 13.29% interest, in our company. All the individuals who were parties to the lock-up agreement dated June 20, 2006 agreed to waive the share transfer restrictions on Yonghua Solar Power Investment Holding Ltd. and WHF Investment Co., Ltd. with respect to any share transfer made to Good Energies Investments (Jersey) Limited or its affiliates.
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
As of April 30, 2010, approximately 62.0% of our outstanding ordinary shares, represented by 41,648,920 ADSs, were held by 51 record holders in the United States.

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
Registration Rights
Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:
•	Demand Registrations. Upon request of any of the non-individual holders of our ordinary shares which were converted from our series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided that we shall only be obligated to effect three such registrations.
•	Piggyback Registrations. The holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.
•	Registrations on Form F-3. We have granted the holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.
Equity Incentive Plan
See “Item 6.B. Compensation — 2006 Share Option Plan” and “Item 6.B. Compensation — 2007 Equity Incentive Plan.”
Transactions with Certain Shareholders
•	On March 8, 2007, Linyang China and Qidong Jiaotong Engineer Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, entered into a construction service agreement whereby Qidong Jiaotong Engineer Co., Ltd. provided construction services to Linyang China for RMB1.3 million.

•	On March 16, 2007, Linyang China entered into a sales agreement with Qitian Group, a company which then held a 20% interest in Yangguang Solar, under which Linyang China agreed to supply certain products to Qitian Group for RMB4.0 million.
•	In April 2007, Linyang China paid RMB1.2 million for equipment purchases from Linyang Electronics, a company controlled by Mr. Yonghua Lu, our chairman.
•	On June 19, 2007, Yangguang Solar entered into a loan agreement with Nantong Linyang, a company controlled by Mr. Yonghua Lu, our chairman, under which Nantong Linyang agreed to loan RMB7.0 million to Yangguang Solar at an annual interest rate of 5.85%. The loan was fully repaid in June 2008.
•	On June 19, 2007, Yangguang Solar entered into a loan agreement with Qitian Group, under which Qitian Group agreed to loan RMB3.0 million to Yangguang Solar at an annual interest rate of 5.85%. This loan was fully repaid in June 2008.
•	On July 31, 2007, we entered into a share transfer agreement with Nantong Linyang and Qitian Group, to acquire 52% of equity ownership of Yangguang Solar for a consideration of RMB51.2 million. Nantong Linyang continues to own an 18% interest in Yangguang Solar. On June 23, 2008, Linyang China entered into an agreement to acquire the remaining 48% equity interest in Yangguang Solar from Nantong Linyang, for an aggregate consideration of approximately RMB355.9 million.
•	On August 28, 2007, Yangguang Solar entered into a loan agreement with Qitian Group, under which Qitian Group agreed to loan RMB1.3 million to Yangguang Solar at an annual interest rate of 5.85%. This loan was fully repaid in June 2008.
•	In October 2007, Linyang China entered into an agreement with Linyang Electronics, under which Linyang China agreed to pay a guarantee fee with an annual rate of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. In 2008, we have incurred RMB10.1 million for the bank borrowings guaranteed by Linyang Electronics.
•	On December 26, 2007, Linyang China entered into a supply agreement with Linyang Electronics, under which Linyang China purchased raw materials from Linyang Electronics for RMB23.7 million.
•	On December 29, 2007, Solarfun Hong Kong entered into a loan agreement with Hong Kong Huaerli Trading Company Limited, or Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our chairman, under which Hong Kong Huaerli agreed to loan US$10 million to Solarfun Hong Kong at an annual interest rate of 8%. The loan was fully repaid in February 2008.
•	On January 8, 2007, April 10, 2007, November 1, 2007, November 23, 2007 and January 11, 2008, Linyang China entered into six facility lease agreements with Linyang Electronics. Linyang China incurred rental expenses of RMB1.2 million and RMB2.4 million in 2007 and 2008, respectively.
•	On January 11, 2008, Solarfun Hong Kong, our 100% indirect subsidiary, entered into a short-term loan agreement with Hong Kong Huaerli, under which Hong Kong Huaerli agreed to loan US$9 million to Solarfun Hong Kong at an annual interest rate of 8%. The loan was fully repaid in February 2008.

•	On May 7, 2008, Linyang China entered into an equipment purchase agreement with Linyang Electronics whereby Linyang China purchased certain equipment from Linyang Electronics for RMB0.5 million.
•	On April 12, 2008, July 8, 2008 and October 13, 2008, Linyang China entered into four service agreements with Nantong Linyang Labor Service Company, a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay an aggregate amount of RMB1.8 million to Nantong Linyang Labor Service Company for its provision of construction services.
•	On September 1, 2008 and October 20, 2008, Linyang China entered into two service agreements with Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay an aggregate amount of RMB0.6 million to Nantong Linyang Ecological Cultural Co., Ltd. for its provision of construction and labor services.
•	On October 30, 2008, Linyang China entered into a polysilicon purchase agreement with Ya An Yongwang Silicon Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China purchased certain polysilicon from Ya An Yongwang Silicon Co., Ltd. for RMB8.7 million.
•	On December 18, 2008, Linyang China entered into two service agreements with Qidong Jiaotong Engineering Co., Ltd., under which Linyang China agreed to pay an aggregate amount of RMB0.6 million to Qidong Jiaotong Engineering Co., Ltd. for its provision of construction services.
•	On December 25, 2008, Linyang China entered into a framework supply agreement with Linyang Electronics, under which Linyang China agreed to purchase raw materials from Linyang Electronics in the year 2009.
•	On February 26, 2009, Solarfun Hong Kong, our 100% indirect subsidiary, amended a manufacturing service agreement entered into on December 30, 2008 with Q-Cells International GmbH, or Q-cells, a company controlled by Good Energies II LP, under which Solarfun Hong Kong agreed to supply, using PV cells supplied by Q-Cells, on a fixed-price basis no less than 100 MW of PV modules to Q-Cells in each of 2009 and 2010 and granted Q-Cells International GmbH an option to extend the agreement for one additional year. As a result, as of December 31, 2009, the amount of manufacturing service fee due from Q-cells under this agreement was RMB12.0 million. On December 29, 2009, all of the rights and obligations of Q-Cells under this agreement were assigned to Q-Cells SE.
•	On January 1 and April 3, 2009, Linyang China entered into two facility lease agreements with Linyang Electronics. Under these agreements, Linyang China incurred rental expenses of RMB2 million (US$0.3 million) in 2009.
•	On November 16, 2009, Linyang China entered into equity transfer agreements with Mr. Rongqiang Cui, our independent director, Ms. Guoyu Wang, Mr. Cui’s spouse and Mr. Yongliang Gu, our shareholder, to purchase from them a 17% equity interest in Shanghai Linyang for consideration of RMB0.85 million (US$0.1 million). Shanghai Linyang became our wholly owned subsidiary after the completion of this transaction.
•	On December 4 and 28, 2009, Linyang China entered into two equipment purchase agreements with Linyang Electronics whereby Linyang China purchased certain equipment from Linyang Electronics for an aggregate amount of RMB1.2 million (US$0.2 million).

•	On June 30, July 2, 9 and 31, August 10 and October 22, 2009, Shanghai Linyang entered into six purchase agreements with Linyang Electronics, under which Shanghai Linyang purchased certain raw materials from Linyang Electronics for an aggregate amount of RMB0.3 million (US$0.04 million).
•	On February 5, 20 and 23, and April 27 and 30, 2010, Linyang China entered into five polysilicon purchase agreement with Ya An Yongwang Silicon Co., Ltd., under which Linyang China purchased certain polysilicon from Ya An Yongwang Silicon Co., Ltd. for RMB88.7 million (US$13.0 million).
•	On January 1, 2010, Linyang China entered into a framework purchase agreement with Linyang Electronics, under which Linyang China agreed to purchase raw materials from Linyang Electronics in the year 2010.
•	On January 3, 18 and 28, February 9 and March 17, 2010, Linyang China entered into five equipment purchase agreements with Linyang Electronics whereby Linyang China purchased certain equipment from Linyang Electronics for an aggregate amount of RMB4.0 million (US$0.6 million).
•	On March 25, 2010, Linyang China entered into a service agreement with Nantong Huahong Ecological Gardening Co., Ltd., a company controlled by Mr. Yonghua Lu, our chairman, under which Linyang China agreed to pay an aggregate amount of RMB0.1 million (US$0.01 million) to Nantong Linyang Ecological Gardening Co., Ltd. for its provision of construction and labor services.
•	In April 2010, Linyang China entered into a lease agreement with Qidong Huahong Electronics Co., Ltd., a company controlled by Mr. Yonghua Lu, for a three-year term under which the annual rental payment is RMB1.5 million (US$0.2 million).
•	On April 30, 2010, Linyang China entered into an equipment purchase agreement with SMIC Energy Technology (Shanghai), or SMIC ET, a wholly owned subsidiary of SMIC, a company where David N.K. Wang, our independent director, serves as president and chief executive officer. Under this agreement, Linyang China agreed to purchase a 25 MW cell line from SMIC ET for an amount of US$4.25 million. Linyang China also signed a human resource service agreement with a one-month term with SMIC ET in connection with the equipment purchase agreement, under which SMIC ET agreed to second employees to Linyang China to manage and operate the equipment sold by SMIC ET and Linyang China agreed to pay for those employees’ compensation. Pursuant to the equipment purchase agreement, Linyang China also entered into a lease agreement with SMIC (Shanghai) Corporation, or SMIC Shanghai, to lease the premises and facilities where the equipment is located for a 12-month term from May 1, 2010 to April 30, 2011. In addition, Linyang China assumed three PV cell supply contracts originally entered into between SMIC ET Shanghai and its customers.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8 FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Due to non-performance by some of such suppliers, we recorded a provision of RMB234.7 million (US$34.4 million) for doubtful collection of supplier advances in 2009. While we are filing claims against such suppliers to resolve these disputes, the outcome of such potential litigation may not be in our favor.
On June 8, 2009, LDK, one of our suppliers of silicon, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. We are in dispute over the alleged breaches. There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings in the near future or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability.”
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
There have been no significant changes since December 31, 2009, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING
A. Offering and Listing Details
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 under the symbol “SOLF.”
In 2009, the trading price of our ADSs on the Nasdaq Global Market ranged from US$2.30 to US$8.48 per ADS.
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each year of 2007, 2008 and 2009, (2) each quarter in 2007, 2008 and 2009 and the first quarter in 2010, and (3) each of the past six months.

	Share Price
	High	Low

Annually High and Low
2007	35.96	8.28
2008	37.64	2.68
2009	8.48	2.30
Quarterly High and Low
First Quarter 2007	16.45	10.29
Second Quarter 2007	17.68	8.28
Third Quarter 2007	14.64	9.10
Fourth Quarter 2007	35.96	10.26
First Quarter 2008	37.64	8.97
Second Quarter 2008	26.50	12.31
Third Quarter 2008	19.99	10.20
Fourth Quarter 2008	11.57	2.68
First Quarter 2009	6.12	2.30
Second Quarter 2009	8.48	3.71
Third Quarter 2009	7.98	4.79
Fourth Quarter 2009	7.94	4.60
First Quarter 2010	10.42	6.33
Monthly Highs and Lows
November 2009	6.81	4.60
December 2009	7.94	6.84
January 2010	10.42	7.08
February 2010	7.94	6.42
March 2010	7.85	6.33
April 2010	9.23	7.73
May 2010 (through May 24, 2010)	9.00	5.98
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
PRC Taxation
Under the EIT, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT does not define the term “de facto management.” However, the Implementation Regulations for the Enterprise Income Tax Law of the PRC issued by the State Council on December 6, 2007 defined de facto management body as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict application of the EIT and its implementation regulations. If Solarfun or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Solarfun or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, excluding the dividend income received from our PRC subsidiaries which should have been subject to PRC income tax already.
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
Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a “resident enterprise”, it is unclear whether the interest or dividends we pay with respect to our convertible bonds outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax.
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
If PRC withholding tax were to apply to a sale, exchange or other taxable disposition of an ADS or ordinary share, as described above under “— PRC Taxation,” you generally would only be able to claim a foreign tax credit for the amount withheld to the extent that you have foreign source income. However, in the event that PRC tax is withheld from a sale, exchange or other taxable disposition of an ADS or ordinary share, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to treat the gain from such a disposition as foreign source for foreign tax credit limitation purposes. If PRC tax is withheld, you should consult your own tax advisor regarding your eligibility for the benefits of the income tax treaty between the United States and the PRC and the creditability of any PRC tax.
Passive Foreign Investment Company
We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year that ended December 31, 2009, and we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until the close of the current taxable year ending December 31, 2010, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
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
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares, any gain realized on the disposition of the ADSs or ordinary shares and any “reportable election” with respect to the ADSs or ordinary shares in accordance with the instructions to such form. In addition, each U.S. shareholder of a PFIC is required to file such annual information as is specified by the U.S. Treasury Department. You should consult your own tax advisor concerning the reporting requirements that would apply if we were to be considered a PFIC for any taxable year.
In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
Information Reporting and Backup Withholding and Other Reporting Requirements
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
In addition, for taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ADSs or ordinary shares) are required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisor regarding the effect, if any, of these rules on your ownership and disposition of the ADSs or ordinary shares.
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

In 2009, we entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for our sales contracts denominated in a currency other than Renminbi. As of December 31, 2009, notional amounts of Euro105 million were outstanding under these foreign currency derivative contracts. We may enter into additional forward contracts or enter into economic hedges in the future.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our short-term and long term borrowings, as well as bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest expense may be higher than expected due to changes in market interest rates.
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The fees described above may be amended from time to time.
The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we did not receive any reimbursement from the depositary.
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
On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the notes into our ADSs. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-147627) was January 23, 2008. Morgan Stanley & Co. Incorporated was the sole bookrunning manager of this offering.
The net proceeds from the January 2008 convertible bond offering have been used as follows:
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
From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million, of which we received net proceeds of US$21.8 million. The effective date of our registration statement on Form F-3 (File number: 333-152005) was July 16, 2008. Morgan Stanley & Co. Incorporated acted as manager for the sale. The net proceeds from this offering have been used for capital expenditures, working capital and partial repayment of our existing bank loans.
As of December 31, 2009, our cash resources amounted to RMB645.7 million (US$94.6 million), comprising cash on hand and demand deposits.

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
As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2009.
Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of internal control over financial reporting as of December 31, 2009, as stated in its report, which is included immediately below. Ernst & Young Hua Ming has also audited our consolidated financial statements for the year ended December 31, 2009, as stated in its report which is included on page F-2 in this annual report.
Attestation Report of the Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Solarfun Power Holdings Co., Ltd.
We have audited Solarfun Power Holdings Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
In our opinion, Solarfun Power Holdings Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated May 25, 2010, expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
May 25, 2010
Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Thomas J. Toy qualifies as an “audit committee financial expert” as defined in Item 16A. of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.
ITEM 16B CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have previously filed our code of business conduct and ethics, and posted the code on our website www.solarfun.com.cn. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any tax related fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)

Audit fees	7,854,600	6,820,000	5,500,000	805,755
Audit-related fees	—	—	—	—
Tax fees	—	—	688,000	100,792
All other fees(1)	1,458,920	1,700,000	2,290,000	335,487

Notes:

(1)	“All other fees” means the aggregate fees for services rendered in connection with our public offering in 2006 and our convertible bond offering and continuous ADS offering in 2008.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Nasdaq Marketplace Rule 5605(c)(2)(A)(iii) requires that each audit committee member must not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years. However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer to follow its home country practice in lieu of the requirement under Nasdaq Marketplace Rule 5605(c)(2)(A)(iii). We have obtained an exemption from Nasdaq with respect to Mr. Terry McCarthy, who served as our interim chief financial officer from March 2009 to November 2009. We believe that the previous employment of Mr. McCarthy as chief financial officer on an interim basis will not interfere with his exercise of independent judgment in carrying out the responsibilities as an audit committee member.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G CORPORATE GOVERNANCE
Except as set forth under Item 16D., we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.
PART III
ITEM 17 FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18 FINANCIAL STATEMENTS
The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheets as of December 31, 2008 and 2009
•	Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009
•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2007, 2008 and 2009
•	Notes to the Consolidated Financial Statements
ITEM 19 EXHIBITS
The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

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

4.26	Second and Restated Supply Agreement, dated May 13, 2008, between Solarfun Hong Kong Power Ltd. and Hoku (Exhibit 4.39 from our 20-F annual report filed with the Commission on June 27, 2008)

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

Exhibit
Number		Description of Document

4.30
Equity Transfer Agreement, dated June 23, 2008, among Nantong Linyang Electric Power Investment Co., Ltd., Jiangsu Qitian Group Co., Ltd., Jiangsu Guangyi Technology Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (Exhibit 4.43 from our 20-F/A amendment to annual report filed with the Commission on June 30, 2008)

4.31	*	Equity Transfer Agreement, dated November 16, 2009, between Rongqiang Cui and Jiangsu Linyang Solarfun Co., Ltd.

4.32	*	Equity Transfer Agreement, dated November 16, 2009, between Guoyu Wang and Jiangsu Linyang Solarfun Co., Ltd.

4.33	*	Equipment Sales Agreement, dated April 30, 2010, between SMIC Energy Technology (Shanghai) and Jiangsu Linyang Solarfun Co., Ltd.

4.34	*	Lease Agreement, dated April 3, 2009, between Jiangsu Linyang Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd.

4.35	*	Lease Agreement, dated April 2010, between Qidong Huahong Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd.

8.1	*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

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
Date: May 25, 2010

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2009
     and for the years ended December 31, 2007, 2008 and 2009

SOLARFUN POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
Solarfun Power Holdings Co., Ltd.
We have audited the accompanying consolidated balance sheets of Solarfun Power Holdings Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Solarfun Power Holdings Co., Ltd. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2010 expressed an unqualified opinion thereon.
Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
May 25, 2010

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2008	2009	2009
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		410,901	645,720	94,599
Restricted cash		88,137	60,539	8,869
Accounts receivable — net	4	319,537	587,488	86,066
Inventories — net	5	731,708	783,973	114,853
Advance to suppliers — net	6	1,145,614	979,762	143,536
Other current assets	7	481,749	180,315	26,416
Deferred tax assets — net	24	57,992	63,115	9,246
Derivative contracts	17	39,665	7,360	1,078
Amount due from related parties	25	19	12,458	1,825

Total current assets		3,275,322	3,320,730	486,488

Non-current assets:
Fixed assets — net	8	1,492,575	1,586,283	232,392
Intangible assets — net	9	212,736	208,563	30,555
Deferred tax assets — net	24	4,489	13,789	2,020
Long-term deferred expenses	11	37,444	33,135	4,854
Goodwill	10	134,735	134,735	19,739

Total non-current assets		1,881,979	1,976,505	289,560

Total assets		5,157,301	5,297,235	776,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	12	1,098,832	404,764	59,298
Long-term bank borrowings, current portion	12	30,000	90,000	13,185
Accounts payable		217,026	441,768	64,719
Notes payable	16	39,341	186,921	27,384
Accrued expenses and other liabilities	13	189,028	191,895	28,113
Customer deposits	15	9,494	59,685	8,744
Deferred tax liabilities	24	1,416	—	—
Unrecognized tax benefit	24	27,385	27,385	4,012
Derivative contracts	17	5,792	1,148	168
Amount due to related parties	25	39,766	16,765	2,456

Total current liabilities		1,658,080	1,420,331	208,079

Non-current liabilities:
Long-term bank borrowings	12	170,000	380,000	55,670
Deferred tax liability	24	27,155	26,566	3,892
Convertible bonds	22	1,178,969	658,653	96,493

Total non-current liabilities		1,376,124	1,065,219	156,055

Commitments and contingencies	27

Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 shares issued and outstanding at December 31, 2008 and 2009)	21	32	32	5

Shareholders’ equity
Solarfun Power Holdings Co., Ltd. shareholders’ equity:
Ordinary shares (par value US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 269,060,209 shares and 290,708,739 shares issued and outstanding at December 31, 2008 and 2009, respectively)		214	227	33
Additional paid-in capital		2,138,624	2,331,797	341,610
Statutory reserves	19	47,638	69,564	10,191
(Accumulated deficit) retained earnings		(67,594)	410,065	60,075

Total Solarfun Power Holdings Co., Ltd. shareholders’ equity		2,118,882	2,811,653	411,909
Non-controlling interest		4,183	—	—

Total shareholders’ equity		2,123,065	2,811,653	411,909

Total liabilities, mezzanine equity and shareholders’ equity		5,157,301	5,297,235	776,048

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,
	Note	2007		2008		2009		2009
		(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)

Net revenues			2,395,135		4,949,068		3,778,316		553,527

Cost of revenues			(1,997,355)		(4,905,147)		(3,341,936)		(489,596)

Gross profit			397,780		43,921		436,380		63,931

Operating expenses:
Selling expenses			(62,777)		(87,913)		(105,454)		(15,449)
General and administrative expenses			(113,756)		(143,340)		(180,989)		(26,515)
Research and development expenses			(27,440)		(19,679)		(32,025)		(4,692)

Total operating expenses			(203,973)		(250,932)		(318,468)		(46,656)

Operating profit (loss)			193,807		(207,011)		117,912		17,275

Interest expense			(25,978)		(103,146)		(157,907)		(23,134)
Interest income			16,244		10,004		5,002		733
Exchange losses			(25,628)		(35,230)		(23,814)		(3,489)
Changes in fair value of derivative contracts	17		—		83,090		9,594		1,406
Changes in fair value of conversion feature of convertible bonds	22		—		—		(73,887)		(10,825)
Other income			1,507		15,018		6,286		921
Other expenses			(9,670)		(25,604)		(11,835)		(1,734)
Government grants	23		2,089		3,480		7,661		1,122

Income (loss) before income taxes			152,371		(259,399)		(120,988)		(17,725)

Income tax expenses	24		(7,458)		(6,519)		(23,928)		(3,505)

Consolidated net income (loss)			144,913		(265,918)		(144,916)		(21,230)

Net income (loss) attributable to non-controlling interest			3,124		(14,573)		(311)		(46)

Net income (loss) attributable to Solarfun Power Holdings Co., Ltd. shareholders			148,037		(280,491)		(145,227)		(21,276)

Net income (loss) attributable to Solarfun Power Holdings Co., Ltd. shareholders per share:
Basic	30	RMB	0.62	RMB	(1.11)	RMB	(0.53)	US$	(0.08)
Diluted	30	RMB	0.62	RMB	(1.11)	RMB	(0.53)	US$	(0.08)

Number of shares used in computation of net income (loss) per share:
Basic	30		240,054,686		252,659,614		274,067,760		274,067,760
Diluted	30		240,054,686		252,659,614		274,067,760		274,067,760
The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2007	2008	2009	2009
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:
Consolidated net income (loss)		144,913	(265,918)	(144,916)	(21,230)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Unrealized loss from derivative contracts	17	—	(33,873)	27,661	4,052
Changes in fair value of conversion feature of convertible bonds		—	—	73,887	10,825
Loss from disposal of a subsidiary		—	384	—	—
Loss from disposal of fixed assets		—	—	719	105
Gain from disposal of intangible asset	9	—	(3,403)	—	—
Amortization of convertible bonds discount		—	—	50,788	7,440
Depreciation and amortization		27,686	67,170	153,174	22,440
Amortization of long-term deferred expense		—	5,145	6,670	977
Stock compensation expense	20	29,640	34,826	42,671	6,251
Write-down of inventories	5	815	413,789	282,574	41,397
Provision for doubtful collection of account receivables	4	2,070	—	3,723	545
Provision for doubtful collection of supplier advances	6	—	41,962	234,724	34,387
Deferred tax benefit	24	(700)	(50,068)	(15,792)	(2,314)
Warranty provision	14	23,109	27,678	24,824	3,637
Warranty reversal	14	(1,520)	—	—	—
Unrecognized tax benefit		—	27,385	—	—
Others		6	2	—	—
Changes in operating assets and liabilities:
Restricted cash		(12,968)	(44,602)	2,011	295
Accounts receivable		(290,604)	111,157	(271,674)	(39,800)
Inventories		(359,298)	(417,016)	(334,839)	(49,054)
Advance to suppliers		(398,163)	(547,458)	(68,872)	(10,090)
Prepaid rent		(170,000)	—	—	—
Prepaid expenses		—	(50,000)	86,375	12,654
Other current assets		(138,823)	(47,271)	215,059	31,508
Amount due from related parties		(188)	901	(12,439)	(1,822)
Accounts payable		80,094	103,199	238,804	34,985
Accrued expenses and other liabilities		39,668	(27,857)	33,648	4,929
Amount due to related parties		(23,951)	(2,038)	10,362	1,518
Customer deposits		27,611	(18,134)	50,191	7,353

Net cash (used in) provided by operating activities		(1,020,603)	(674,040)	689,333	100,988

Cash flows from investing activities:
Acquisition of fixed assets		(494,984)	(849,544)	(260,054)	(38,098)
Acquisition of intangible assets		—	(48,517)	(438)	(64)
Acquisition of a subsidiary		(48,018)	(267,566)	(89,818)	(13,159)
Restricted cash		4,537	(1,282)	25,587	3,749
Disposal of affiliate		—	300	—	—
Disposal of a subsidiary		—	(9,394)	—	—
Proceeds from disposal of intangible assets		—	6,958	—	—

Net cash used in investing activities		(538,465)	(1,169,045)	(324,723)	(47,572)

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — CONT’D

		For the year ended December 31,
	Note	2007	2008	2009	2009
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from financing activities:
Capital contributed by minority interest shareholder		57,800	65,560	—	—
Net proceeds from issuance of redeemable ordinary shares		—	32	—
Net proceeds from issuance of convertible bonds		—	1,178,969	—
Net proceeds from issuance of ordinary shares	18	—	489,875	148,994	21,828
Dividends paid to minority shareholders		—	—	(3,400)	(498)
Proceeds from exercise of stock options		6,690	12,091	1,103	162
Proceeds from short-term borrowings		1,570,106	3,119,682	1,900,675	278,450
Payment of short-term borrowings		(985,005)	(2,985,852)	(2,594,743)	(380,132)
Proceeds from long-term borrowings		—	200,000	300,000	43,950
Payment of long-term borrowings		(16,000)	(15,000)	(30,000)	(4,395)
Utilization of notes payable				147,580	21,621
Payment of notes payable		(14,020)	—	—	—
Advances from related parties		74,633	—	—	—
Repayment of advances from related parties		—	(84,299)	—	—

Net cash provided by (used in) financing activities		694,204	1,981,058	(129,791)	(19,014)

Net (decrease) increase in cash and cash equivalents		(864,864)	137,973	234,819	34,402
Cash and cash equivalents at the beginning of year		1,137,792	272,928	410,901	60,197

Cash and cash equivalents at the end of year		272,928	410,901	645,720	94,599

Supplemental disclosure of cash flow information:
Interest paid		31,372	102,440	156,143	22,875
Income tax paid		3,728	51,273	39,159	5,737
Realized gain from derivative contracts		—	49,216	37,255	5,458
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		24,212	35,904	21,842	3,200
Conversion of convertible bonds into ordinary shares		—	—	179	26

Transfer of unamortized debt issuance costs to equity upon conversion of convertible bonds into ordinary shares		—	—	(5)	(1)
The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Solarfun Power Holdings Co., Ltd.
						Retained
						earnings		Total
		Number of		Additional paid-	Statutory	(Accumulated	Non controlling	shareholders’
	Note	ordinary shares	Ordinary shares	in capital	reserves	losses)	Interest	equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of December 31, 2007		239,994,754	193	1,565,524	16,024	96,474	10,151	1,688,366

Exercise of stock option and vesting of restricted stock units	20	604,490	1	6,689	—	—	—	6,690
Capital contributed by non-controlling interest		—	—	—	—	—	57,800	57,800
Share-based compensation	20	—	—	29,640	—	—	—	29,640
Shares issued to depository bank		1,355,500	1	(1)	—	—	—	—
Acquisition of associated company		—	—	—	—	—	35,593	35,593
Net income for the year		—	—	—	—	148,037	(3,124)	144,913
Appropriation of statutory reserves	19	—	—	—	21,524	(21,524)	—	—

Balance as of December 31, 2007		241,954,744	195	1,601,852	37,548	222,987	100,420	1,963,002
Exercise of stock option and vesting of restricted stock units	20	1,040,590	1	12,090	—	—	—	12,091
Capital contributed by non-controlling interest		—	—	—	—	—	65,560	65,560
Disposal of subsidiary							(8,750)	(8,750)
Purchase of subsidiary shares from non controlling interest							(167,620)	(167,620)
Settlement of stock options exercised with shares held by depository bank		(1,040,590)	—	—	—	—	—	—
Net proceeds from issuance of common stock from additional equity offering	18	27,105,465	18	489,857	—	—	—	489,875
Share-based compensation	20	—	—	34,825	—	—	—	34,825
Net loss for the year		—	—	—	—	(280,491)	14,573	(265,918)
Appropriation of statutory reserves	19	—	—	—	10,090	(10,090)	—	—

Balance as of December 31, 2008		269,060,209	214	2,138,624	47,638	(67,594)	4,183	2,123,065

Adjustment to retained earnings upon adoption of ASC 815-40						644,812		644,812

Balance as of January 1, 2009		269,060,209	214	2,138,624	47,638	577,218	4,183	2,767,877

Exercise of stock options and vesting of restricted stock units	20	893,760	—	1,101	—	—	—	1,101
Settlement of stock option exercised with shares held by depository bank		(893,760)	—	—	—	—	—	—
Conversion of convertible bonds into ordinary shares		6,535	—	174	—	—	—	174
Share-based compensation	20	—	—	42,671	—	—	—	42,671
Shares issued to depository bank		2,200,000	1	(1)	—	—	—	—
Net proceeds from issuance of common shares	19	19,441,995	12	148,982	—	—	—	148,994
Purchase of subsidiary shares from non-controlling interest		—	—	245	—	—	(1,094)	(849)
Net loss for the period		—	—	—	—	(145,227)	311	(144,916)
Appropriation of statutory reserves		—	—	—	21,926	(21,926)	—	—
Appropriation of retained earnings to non-controlling interest							(3,400)	(3,400)

Balance as of December 31, 2009		290,708,739	227	2,331,797	69,564	410,065	—	2,811,653

Balance as of December 31, 2009, in US$’000			33	341,610	10,191	60,075	—	411,909

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
1. ORGANIZATION AND BASIS OF PRESENTATION
Solarfun Power Holdings Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on May 12, 2006 and its principal activity is investment holding. The principal activities of its subsidiaries are described in the table below. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.
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
In February 2008, the Group established Solarfun Power Deutschland GmbH (“Solarfun Deutschland”). The registered capital of the Solarfun Deutschland is Euro100,000 of which all had been contributed by the Group on February 14, 2008. The principal activity of Solarfun Deutschland is to sell PV products in the European markets. Solarfun Deutschland has not yet commenced operation as of 31 December 2009.
On August 1, 2008, the Group acquired the remaining 48% equity interest in Yangguang Solar for total cash consideration of approximately RMB355,872,000 from Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”), Jiangsu Qitian Group Co., Ltd. (“Qitian Group”) and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangyi”). Subsequent to this acquisition, Yangguang Solar became a wholly-owned subsidiary of the Company. The Group accounted for this transaction as a business combination.
Pursuant to a share transfer agreement signed between one subsidiary of the Group, Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”), with three individual non-controlling shareholders of Shanghai Linyang (i.e. Cui Rongqiang, Gu Yongliang, Wang Guoyu) on 16 November 2009, the three individual shareholders agreed to transfer 10%, 5% and 2% shares, respectively, to Jiangsu Linyang Solarfun Co., Ltd.(“Lingyang Solarfun”). The cash consideration for the share transfer was RMB500,000, RMB250,000 and RMB100,000, respectively, which is the original paid-in-capital of the three individual shareholders when Shanghai Linyang was set up in 2006. Before the share transfer, Shanghai Linyang has distributed dividend to the three individual shareholders for RMB3,400,000 by cash, representing the profit attributed to the non controlling shareholders from the date of inception to the date of share transfer. After the share transfer, Shanghai Linyang became a wholly-owned subsidiary of the Group.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
1. ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)
As of December 31, 2009, the Company’s subsidiaries included the following entities:

	Date of incorporation/	Place of	Percentage of
	establishment/	incorporation/	shareholding/
Name of subsidiary	acquisition	establishment	ownership	Principal activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding

Solarfun Power Hong Kong Limited (“Solarfun HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurement

Solarfun USA, Inc. (“Solarfun USA”)	September 18, 2007	United States of America	100%	International sales

Solarfun Power Deutschland GmbH (“Solarfun Deutschland”)	February 14, 2008	Deutschland	100%	International sales

Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	August 27, 2004	The People’s Republic of China (the “PRC”)	100%	Development, manufacturing and sales of photovoltaic (“PV”) products to overseas customers

Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	The PRC	100%	Sales of PV products to PRC customers

Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. (“Linyang R&D”)	April 9, 2007	The PRC	100%	Research and development

Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”)	July 31, 2007	The PRC	100%	Manufacturing of silicon ingots
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
Investments
The Group applies Accounting Standards Codification (“ASC”) subtopic 323-10 (“ASC 323-10”) “The Equity Method of Accounting for Investments in Common Stock” in accounting for its investments. Under ASC 323-10, equity method is used for investments in entities in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control. Cost method is used for investments over which the Group does not have the ability to exercise significant influence or control.
The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investee companies including current earnings trends and other company-specific information.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Foreign Currency
The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830 “Foreign Currency Translation”. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.
Convenience Translation
Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8259 on December 31, 2009 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.
Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, provision for doubtful debts, provision for advances to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and intangible assets, impairment of fixed assets, intangible assets and goodwill, valuation allowances on deferred tax assets, stock compensation expenses and fair values of derivative contracts.
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

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
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
Inventories
Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.
Fixed Assets
Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized as of December 31, 2008 and 2009 amounted to approximately RMB22,504,000 and RMB4,290,000 (US$628,489), respectively.
Intangible Assets
Land use rights
Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the lives of the land use rights agreements, which have terms of tenure ranging from 45 to 50 years.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of the acquired business.
Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, “Goodwill and Other Intangible Assets”. The Group assigns and assesses goodwill for impairment at the reporting unit level. As of December 31, 2009, goodwill relates to the acquisition of Yangguang Solar.
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
The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognize an impairment loss.
The Group performed a goodwill impairment test as of December 31, 2009 and no impairment loss was recognized.
Impairment of Long-Lived Assets
The Group evaluates its long-lived assets or asset groups, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.
Fair Value of Financial Instruments
Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts and notes payable, short-term bank borrowings, amounts due to/from related parties and convertible notes. The financial instruments other than convertible bonds approximate their fair values due to the short-term maturity of these instruments. Upon the adoption of ASC subtopic 815-40 (“ASC 815-40”), “Derivatives and Hedging: Contracts in Entity’s Own Equity” on January 1, 2009, the conversion option was bifurcated from the convertible bonds and was accreted to the redemption using the effective interest method. The Group determined the fair value of the conversion option based on a valuation performed by an independent third-party valuation firm.
The long-term bank borrowings approximate their fair value since they bear interest rates which approximate market interest rates.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Financial Instruments — Embedded Foreign Currency Derivatives
Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts which are required to be separately accounted for in accordance with ASC 815-10 (“ASC 815-10”) “Derivatives and Hedging: Overall”. The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in fair value recorded as a separate line item in the consolidate statements of operations and presented in the consolidated statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.
Financial Instruments — Foreign Currency Derivative Contracts
The Group’s primary objective for holding foreign currency derivative contracts is to manage its foreign currency risk principally arising from sales contracts denominated in Euros. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.
During the years ended December 31, 2008 and 2009, the Group entered into cross-currency exchange rate agreements to receive RMB and sell other currencies. Changes in the fair values of these derivative instruments are recognized in the consolidated statements of operations and presented in the consolidated statements of cash flows as an operating activity. The Group has elected not to apply hedge accounting to these derivative instruments. As of December 31, 2008, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro169 million and US$57 million. As of December 31, 2009, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro105 million. The Group estimates the fair value of its foreign currency derivatives using a pricing model based on market observable inputs.
Revenue Recognition
The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells PV cells and silicon ingots. The Group records revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of ASC 605-10 “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.
More specifically, the Group’s sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “Cost, Insurance and Freight (“CIF”)” and “Freight on Board (“FOB”)” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, the Group requires its customers to prepay prior to shipment. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Revenue Recognition (Cont’d)
In limited situations where the Group provides products to the customers as incentives, such incentives are recognized as a reduction to the agreed unit purchase price and only subsequently recognized as sales upon the delivery of these products. In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.
The Group enters into processing service arrangement to process PV cells into PV modules. For this service arrangement, the Group “purchases” PV cells from a customer and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted criteria relating to revenue recognition.
Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. The Group does not offer implicit or explicit rights of return, regardless of whether goods were shipped to the distributors or shipped directly to the end user, other than due to product defect.
Cost of Revenue
Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.
Research and Development Costs
Research and development costs are expensed as incurred.
Advertising Expenditures
Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were approximately RMB658,000, RMB1,383,500 and RMB1,962,000 (US$287,435) for the years ended December 31, 2007, 2008 and 2009, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
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
Government Grants
Government grants are recognized when all the conditions attached to the grants have been met.
Accounting for Income Taxes and Uncertain Tax Positions
The Group accounts for income taxes in accordance with ASC 740, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Effective January 1, 2007, the Group adopted ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying ASC 740-10 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of ASC 740-10 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the year ended December 31, 2007. As of December 31, 2008 and 2009, the Group recorded unrecognized tax benefits of approximately RMB27,385,000 and RMB27,385,000 (US$4,011,925), respectively.
The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of operations. No such amounts have been incurred or accrued through December 31, 2009 by the Group.
Based on existing PRC tax regulations, the tax years of Linyang Solarfun, Shanghai Linyang, Yangguang Solar and Linyang R&D for the years ended December 31, 2004 through 2009 remain open for examination by the tax authorities.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
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
Leases
Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were approximately RMB3,742,000, RMB6,307,000 and RMB9,644,000 (US$1,412,854) for the years ended December 31, 2007, 2008 and 2009, respectively. The Group has no capital lease for any of the periods stated herein.
Net Income (Loss) Per Share
Net income (loss) per share is calculated in accordance with ASC 260-10, “Earnings Per Share”. Basic income (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible bonds are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis, when the impact is dilutive. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive.
Stock Compensation
Stock awards granted to employees and non-employee are accounted for under ASC 718-10, “Share-Based Payment” and ASC 505-50, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, respectively.
In accordance with ASC 718-10, all grants of share options to employees are recognized in the financial statements based on their grant date fair values. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.
ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Comparative Financial Statements
Certain comparative amounts in the consolidated financial statements have been reclassified to conform to the current year’s presentation.
Recent Accounting Pronouncements
In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 amends ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements”, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Group is currently evaluating the potential impact of ASU 2009-13 on its financial statements.
In October 2009, the FASB issued ASU No. 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” (“ASU 2009-15”). ASU 2009-15 amends ASC 470-20, “Debt: Debt with Conversion and Other Options”, to include the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. The Group has determined that upon the adoption of ASU 2009-15 on January 1, 2010, the redeemable ordinary shares issued in January 2008 concurrent with the convertible bond issuance (see Note 11) is regarded as an own-share lending arrangement. As such, the share-lending arrangement is measured at fair value, and recognized as an issuance cost with an offset to equity. Such issuance cost will be amortized as interest expense over the life of the financing arrangement. Retrospective adjustment of opening retained earnings as of January 1, 2010 will be recorded for the difference between the amounts previously recognized and the amount that would have been recognized if ASU 2009-15 had been applied from the issuance date of the redeemable ordinary shares.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of Risks
Concentration of credit risk
Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, advances made to suppliers and accounts receivable.
The Group has approximately RMB431,252,000 (US$63,178,775) of cash and bank deposits in the PRC, which constitute about 67% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.
Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances, the top five suppliers accounted for an aggregate of 42.3% and 41.9% as of December 31, 2008 and 2009, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.
With respect to accounts receivable, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.
Concentration of customers
The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for an aggregate of 43.0%, 53.2% and 65.3% for the years ended December 31, 2007, 2008 and 2009, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of Risks (cont’d)
Concentration of suppliers
A significant portion of the Group’s raw materials are sourced from its five largest suppliers who collectively accounted for an aggregate of 59.0%, 42.0% and 51.6% of the Group’s total raw material purchases for the years ended December 31, 2007, 2008 and 2009, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.
3. ACQUISITIONS
On July 31, 2007, the Group entered into an agreement with Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”), a company whose controlling owner is also a significant shareholder and chairman of the Company, and Lianyungang Suyuan Group Co., Ltd. (“Qitian Group”), to acquire in aggregate a 52% equity interest in Yangguang Solar from Nantong Linyang for cash consideration of RMB51,251,200. At the date of acquisition, as Yangguang Solar did not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition was accounted for as an acquisition of assets. On August 1, 2008, the Group acquired the remaining 48% equity interest in Yangguang Solar for total cash consideration of approximately RMB355,872,000 from Nantong Linyang, Qitian Group and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangyi”). The transaction was completed on August 1, 2008 and has been accounted for as a business combination as the acquiree meets the definition of a business. The excess purchase price over the fair value was recorded as goodwill. The acquired assets and liabilities were recorded at their fair value at the date of acquisition. Yangguang Solar is mainly engaged in the manufacturing of PV cells and other electronic components.
As of July 31, 2007, the fair values of the net identifiable assets of Yangguang Solar acquired were as follows:

	RMB’000	US$’000

Net assets acquired:
Fixed assets	17,685	2,592
Intangible assets	82,324	12,066
Deferred tax assets	3,792	556
Current assets	3,907	573
Cash and bank balances	3,233	474
Current liabilities	(14,979)	(2,196)
Deferred tax liabilities	(9,118)	(1,336)
Minority interest	(35,593)	(5,217)

	51,251	7,512

Cash paid	51,251	7,512

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
3. ACQUISITIONS (CONT’D)
On August 1, 2008, the acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price was allocated as follows:

	RMB’000	US$’000

Fixed assets	162,313	23,791
Intangible assets	96,657	14,167
Deferred tax assets	3,843	563
Current assets	157,295	23,055
Current liabilities	(90,386)	(13,248)
Non-current liabilities	(88,800)	(13,015)
Deferred tax liabilities	(19,125)	(2,803)
Goodwill	134,735	19,749

	356,532	52,259

Cash consideration (Note a)	355,872	52,162
Cost of acquisition	660	97

Total purchase consideration	356,532	52,259

Note a:
The cash consideration was agreed to be settled within 180 days after August 1, 2008. As of December 31, 2008, the remaining unpaid consideration owed to the third party and related parties amounted to approximately RMB55,605,000 (US$8,150,238) (Note 15) and RMB33,363,000 (US$4,890,143) (Note 29), respectively. Such amount was subsequently settled in April 2009.
4. ACCOUNTS RECEIVABLE
The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	2,619	2,267	332
Provision for doubtful debt	—	3,723	546
Written-off	(352)	(1,807)	(265)

Ending balance	2,267	4,183	613

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
5. INVENTORIES — NET
Inventories consist of the following:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	488,582	277,553	40,662
Work-in-progress	56,498	129,500	18,972
Finished goods	186,628	376,920	55,219

	731,708	783,973	114,853

As of December 31, 2008 and 2009, raw materials of approximately RMB53,288,000 and RMB15,131,000 (US$2,216,704), respectively, of the Group were held in custody by other parties for processing. The write-down of inventories amounted to RMB815,000, RMB413,789,000 and RMB282,574,000 (US$41,397,325) for the years ended December 31, 2007, 2008 and 2009, respectively.
6. ADVANCE TO SUPPLIERS
Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group will seek to recover the advances from the suppliers and provide for losses on advances which are akin to receivables in cost of revenue because of the suppliers’ inability to return the advances. A charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded a charge to cost of revenue amounting to approximately RMB nil, RMB41,962,000 and RMB234,724,000 (US$34,387,260), for the years ended December 31, 2007, 2008 and 2009, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.
7. OTHER CURRENT ASSETS
Other current assets consist of the following:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

VAT recoverable	141,868	37,686	5,521
Other receivables	123,989	13,115	1,921
Prepaid expenses	215,892	129,514	18,974

	481,749	180,315	26,416

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
7. OTHER CURRENT ASSETS (CONT’D)
The balance of other receivables as of December 31, 2008 and 2009 included an amount of approximately RMB79,081,000 and nil, respectively, for export VAT refund receivable. The balance also included an amount of approximately RMB9,642,000 and nil as of December 31, 2008 and 2009, respectively, for an insurance claim for certain damaged fixed assets. The remaining balances of other receivables as of December 31, 2008 and 2009, primarily consist of deposits provided to the customs office of approximately RMB7,546,000 and nil, respectively, deposits provided to consumables suppliers of approximately RMB6,000,000 and RMB6,000,000 (US$879,005), respectively, and deposits provided to Bank of New York for provision of trust service to ADS holders of approximately RMB1,739,000 and RMB3,083,000 (US$451,662), respectively.
Prepaid expenses mainly represent advances made to E-mei Semiconductors Material Factory (“E-mei”) for silicon wafers purchasing. In October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-mei, a third-party supplier. According to these contracts, the Group committed to pay advances totaling RMB220 million to E-mei in return for a five-year exclusive procurement right to silicon wafers produced by E-mei’s new production facilities. The procurement right entitles the Group to purchase the above mentioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.
The RMB220 million committed advances was paid to E-mei according to progress of construction of the new production facilities based on the construction progress status report provided by E-mei. Construction of the new production facilities were completed in October 2008. Amounts payable from future raw material purchases from E-mei will be offset against the advances. However, for each purchase, the Group can only offset 30% of the amount against the purchase advances. After the Group has fully utilized all of the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase.
In December 2008, the Group commenced a renegotiation of the arrangement with E-mei and a renegotiated contract was subsequently signed in March 2009. The Group is entitled to purchase the silicon wafers at a discount of 5% below market price at the time of purchase and can offset 55% of the amount against the purchase advances. The remaining balance of 45% of the cost of raw materials would be settled in cash by the Group. After the Group has fully utilized the advances, the Group is no longer entitled to purchase silicon wafers at the above discount.
The above arrangement, comprising of a lease component and a raw material supply component, is accounted for in accordance to ASC 840-10, “Determining Whether an Arrangement Contains a Lease” which requires the advanced payments to be allocated to the lease and non-lease components on a relative fair value basis. The lease component is accounted for as an operating lease in accordance with ASC 840-10 “Accounting for Leases”. As of December 31, 2009, the Group expects the full amount of its advanced payments to be utilized in the next 12 months based on an assessment of its raw material needs and the expected available output to be received from E-mei. Accordingly, the full amount of advanced payments is presented as a current asset as at December 31, 2009.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
8. FIXED ASSETS — NET
Fixed assets consist of the following:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	190,933	232,344	34,039
Plant and machinery	881,210	1,489,108	218,155
Furniture, fixtures and office equipment	23,769	35,059	5,136
Computer software	1,764	2,202	323
Motor vehicles	7,542	8,203	1,202
Construction-in-progress	485,877	67,086	9,828

	1,591,095	1,834,002	268,683
Less: Accumulated depreciation	(98,520)	(247,719)	(36,291)

	1,492,575	1,586,283	232,392

Depreciation expense amounted to approximately RMB26,731,000, RMB64,929,000 and RMB 149,854,000 (US$21,953,735) for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2008 and 2009, buildings with a net book value of RMB29,645,723 and RMB28,138,995 (US$4,122,386), respectively, were pledged for short-term bank borrowings of RMB355,000,000 and RMB200,000,000 (US$29,300,166), respectively (Note 12).
9. INTANGIBLE ASSETS — NET
Intangible assets consist of the following:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Land use rights
Cost	219,253	215,062	31,507
Less: Land use rights disposal	(3,555)	—	—
Less: Accumulated amortization	(2,962)	(6,499)	(952)

	212,736	208,563	30,555

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company (Note 25).
As of December 31, 2008 and 2009, land use rights with net book value of RMB6,835,475 and RMB6,699,211 (US$981,440) was pledged for short-term bank borrowings of RMB355,000,000 and RMB200,000,000 (US$29,300,166), respectively (Note 12).
For each of the next five years, annual amortization expense of the land use rights will be approximately RMB4,474,855 (US$655,570).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
10. GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 were as follows:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	—	134,735	19,739
Goodwill acquired during the year	134,735	—	—

Ending balance	134,735	134,735	19,739

11. LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Convertible bond issuance costs (Note 22)	36,871	31,375	4,596
Others	573	1,760	258

	37,444	33,135	4,854

12. BANK BORROWINGS

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	1,298,832	874,764	128,153

Comprised of:
Short-term	1,098,832	404,764	59,298
Long-term, current portion	30,000	90,000	13,185

	1,128,832	494,764	72,483
Long-term, non-current portion	170,000	380,000	55,670

	1,298,832	874,764	128,153

The short-term bank borrowings outstanding as of December 31, 2008 and 2009 bore an average interest rate of 6.860% and 4.992% per annum, respectively and were denominated in Renminbi. These borrowings were obtained from financial institutions and have terms of six months to one year. As of December 31, 2008 and 2009, unused short-term bank loan facilities amounted to approximately RMB533,458,204 and RMB853,000,000 (US$124,965,206), respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
12. BANK BORROWINGS (CONT’D)
The long-term bank borrowings outstanding as of December 31, 2008 and 2009 bore average interest rates of 6.747% and 5.597% per annum, respectively, and were denominated in Renminbi. These borrowings were obtained from financial institutions and represented the maximum amount of the facility. The current portion and non-current portion of the long-term bank borrowings as of 31 December 2009 will be due from March 25, 2010 to December 27, 2010 and March 25, 2011 to September 13, 2012, respectively.
Bank borrowings as of 31 December 2008 and 2009 were secured/guaranteed by the following:
December 31, 2008

Amount	Secured/guaranteed by
(RMB’000)

430,000	Jointly guaranteed by (i) Solarfun Power Holdings Co., Ltd. and (ii) the Group’s factory premises and land-use rights with net book value of RMB29,645,723 and RMB6,835,475, respectively (Note 9)

160,832	Guaranteed by Solarfun Power Holdings Co., Ltd.

73,000	Guaranteed by Yangguang Solar

550,000	Guaranteed by Linyang Solarfun

30,000	Jointly guaranteed by (i) Linyang Solarfun (ii) Letter of credit provided by the Group’s customer which amounted to RMB30,000,000 (US$4,397,215)

55,000	Guaranteed by letter of credit provided by the Group’s customer which amounted to RMB50,000000 (US$7,328,692)

1,298,832

December 31, 2009

Amount	Secured/guaranteed by
(RMB’000)

200,000
Jointly guaranteed by (i) Solarfun Power Holdings Co., Ltd. and (ii) the Group’s factory premises and land-use rights with net book value of RMB28,138,995 (US$4,122,386) and RMB6,699,211 (US$981,440), respectively (Note 9)

87,000	Guaranteed by Yangguang Solar

280,000	Guaranteed by Linyang Solarfun

300,000	Guaranteed by Solarfun Power Holdings Co., Ltd.

7,764	Guaranteed by restricted cash of RMB7,478,800 (US$1,095,650)

874,764

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
12. BANK BORROWINGS (CONT’D)
As of December 31, 2008 and 2009, the maturities of these long-term bank borrowings were as follows:

	December 31,
	2009	2009
	(RMB’000)	(US$’000)

Within 1 year	90,000	13,185
Within 1-2 years	80,000	11,720
Within 2-3 years	300,000	43,950

	470,000	68,855

In October 2007, Linyang Solarfun entered into an agreement with Linyang Electronics, under which Linyang Solarfun agreed to pay an annual fee of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. As of December 31, 2008, the Group has paid annual guarantee fees of RMB10,063,635 for the bank borrowings guaranteed by Linyang Electronics. No bank borrowing was guaranteed by Linyang Electronics for the year ended December 31, 2009.
13. ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Consideration payable*	55,605	—	—
Accrued warranty costs (Note 14)	48,635	73,459	10,762
Accrued wages	23,947	33,699	4,937
Interest payable for convertible bonds	19,246	19,000	2,784
Income tax payable	6,306	7,149	1,047
Accrued professional service fees	7,958	6,928	1,015
Accrued land estate tax	7,534	733	107
VAT payable	1,779	1,193	175
Accrued interest expenses for bank borrowings	1,339	1,105	162
Accrued insurance expense	—	6,201	908
Accrued freight expense	187	3,666	537
Accrued compensation expense	—	4,801	703
Accrued import and export expense	1,009	3,163	463
Accrued processing cost	—	1,234	181
Accrued sales commission	—	7,644	1,120
Accrued utilities expenses	2,627	5,864	859
Other accrued expenses	12,094	14,257	2,089
Other liabilities	762	1,799	264

	189,028	191,895	28,113

*	Consideration payable relates to the remaining balance of the purchase consideration for the acquisition of the remaining 48% equity interest in Yangguang Solar in the year 2008, which was fully paid in April 2009.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
14. ACCRUED WARRANTY COSTS
The Group’s warranty activity is summarized below:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	20,957	48,635	7,125
Warranty provision	46,565	33,728	4,941
Warranty claims paid	(18,887)	(8,904)	(1,304)

Ending balance	48,635	73,459	10,762

15. CUSTOMER DEPOSITS
Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.
16. NOTES PAYABLE
As of December 31, 2009, notes payable were non-interest bearing and were secured by RMB45,114,677 (US$6,609,338) of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. As of December 31, 2009, these notes will be due for payment over the next 12 months.
17. DERIVATIVE CONTRACTS
The Group is exposed to certain risks related to its business operations. The primary risk that the Group seeks to manage by using derivative instruments is foreign exchange rate risk. The Group does not use derivatives for speculative trading purposes and is not a party to any leveraged derivatives. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets (see Note 31). The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.
The following table reflects the location in the consolidated statement of operations and the amount of loss recognized in income for the derivative contracts not designated as hedging instruments for the year ended December 31, 2009:

	Statement of operations	Year ended
	location	December 31, 2009
		(RMB’000)	(US$’000)
Foreign exchange derivative contracts (not designated as hedging instruments)	Changes in fair value of derivative contracts	9,594	1,406

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
17. DERIVATIVE CONTRACTS (CONT’D)
The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2009:

		Fair value as of
	Balance sheet location	December 31, 2009
		(RMB’000)	(US$’000)

Derivative assets:
Foreign exchange derivative contracts (not designated as hedging instruments)	Current assets: Derivative contracts	7,360	1,078

Derivative liabilities:
Foreign exchange derivative contracts (not designated as hedging instruments)	Current liabilities: Derivative contracts	1,148	168
18. ISSUANCE OF ORDINARY SHARES FROM ADDITIONAL EQUITY OFFERING
In 2008, the Company issued 5,421,093 ADSs, representing 27,105,465 of the Company’s ordinary shares at the par value per share of US$0.0001. Total proceeds from this additional equity offering was US$73,877,875 (approximately RMB504 million). Net proceeds was approximately US$71,521,000 (approximately RMB490 million) after deduction of related issuance costs.
In 2009, the Company issued 3,888,399 ADSs, representing 19,441,995 of the Company’s ordinary shares at the par value per share of US$0.0001. Total proceeds from this equity offering was US$23,101,918 (approximately RMB158 million). Net proceeds was approximately US$21,820,704 (approximately RMB149 million) after deduction of related issuance costs.
19. STATUTORY RESERVES
In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non-wholly own foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
19. STATUTORY RESERVES (CONT’D)
Linyang Solarfun became a WOFE in May 2006 and, therefore, is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although Linyang Solarfun was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after tax profit to the General Reserve Fund in accordance with the joint venture agreements entered into among the then joint venture partners and the appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund were at the discretion of the board of directors.
Details of appropriation are as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

General Reserve Fund	21,524	10,090	21,926	3,212
Enterprise Expansion Fund	—	—	—	—
Staff Welfare and Bonus Fund	—	—	—	—

	21,524	10,090	21,926	3,212

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
On August 22, 2007, the Company’s Board of Directors approved the “2007 Equity Incentive Plan” (the “2007 Incentive Plan”). The 2007 Incentive Plan permits the grant of Incentive Stock Options, Non-statutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and other stock-based awards to employees, directors and consultants of the Group (the “Participants”). Under the 2007 Incentive Plan, the Company may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the Board of Directors. The 2007 Incentive Plan will expire on August 21, 2017.
By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units (the “RSU”) were granted to the Company’s existing three independent directors and 7,500 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2008. Each RSU represents one ADS of the Company, which equals to five ordinary shares. As of December 31, 2009, the 59,994 RSUs have all been vested. The 7,500 RSUs granted on January 1, 2008 to each of the independent directors would vest in batches of 2,500 RSUs each year beginning on January 1, 2009. The 7,500 RSUs granted on January 1, 2009 to each of the independent director would vest in batches of 1,250 RSUs each half year beginning on July 1, 2009.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
20. SHARE OPTION PLANS (CONT’D)
The following table summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

			Weighted-
		Weighted-	average
		average	remaining
	Number of	exercise	contractual	Aggregate
	options	price	life	intrinsic value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2008	8,105,500	2.48	8.92	32,827,275
Granted	5,687,900	2.12
Exercised	(915,600)	1.86		2,350,166
Forfeited/Cancelled	(1,493,000)	2.44

Outstanding, December 31, 2008	11,384,800	2.35	8.22	12,000
Granted	7,682,300	1.17
Exercised	(175,020)	0.95		122,487
Forfeited	(2,907,165)	2.55

Outstanding, December 31, 2009	15,984,915	1.76	7.41	3,147,919

Vested and expected to be vested at December 31, 2009	15,984,915	1.76	7.41	3,147,919

Exercisable at December 31, 2009	5,485,116	2.28	7.20	403,521

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.526 per ordinary share as of December 31, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009.
The aggregate fair value of vested share options for the year 2007, 2008 and 2009,was determined to be US$2,420,999, US$3,673,830 and RMB38,211,313 (US$5,597,989) respectively. The weighted-average grant-date fair value of options granted during the years 2008 and 2009 were US$1.51 and US$0.79, respectively.
During the year ended December 31, 2009, the Company accelerated the vesting of 1,024,666 stock options of certain terminated employees. As a result of that modification, the Company recognized additional compensation expense of approximately RMB12,656,430 (US$1,854,177) for the year ended December 31, 2009.
The aggregate fair value of the outstanding share options at the respective grant dates was determined to be RMB268,263,529 (US$39,300,829) and such amount shall be recognized as compensation expense using the straight-line method with graded vesting based on service conditions. Accordingly, approximately RMB27,312,000 and RMB23,775,999 (US$3,483,204) were recorded as compensation expense in general and administrative expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2008 and 2009, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
20. SHARE OPTION PLANS (CONT’D)
As of December 31, 2009, there was RMB68,908,123 (US$10,095,097) of unrecognized share-based compensation cost related to share options which is expected to be recognized over a weighted-average vesting period of 3.93 years. To the extent the actual forfeiture rate is different from the current estimate, actual share-base compensation related to these awards may be different from the expectation.
The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

		Weighted-
	Number of	average grant
	RSUs	date fair value
		(US$)
Unvested, January 1, 2008	39,996	16.35
Granted	122,500	20.06
Vested	(24,998)	15.69
Forfeited/Cancelled	—	—

Unvested, December 31, 2008	137,498	19.78
Granted	52,500	5.08
Vested	(143,748)	16.28
Forfeited	—	—

Unvested, December 31, 2009	46,250	13.97

The aggregate fair value of vested RSUs for the year 2007, 2008 and 2009 was determined to be US$326,967, US$800,442 and RMB11,177,360 (US$1,637,492), respectively. The aggregate fair value of the unvested RSUs as of December 31, 2009 was determined to be RMB 4,411,668 (US$646,313) based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight line method with graded vesting based on service conditions. For the years ended December 31, 2008 and 2009, RMB7,512,000 and RMB9,476,050 (US$1,388,429) was recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital.
As of December 31, 2009, there was RMB3,083,600 (US$451,750) of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 3.00 years. To the extent the actual forfeiture rate is different from current estimate, actual share-based compensation related to these awards may be different from the expectation.
For stock options granted before January 1, 2008, the fair value of each share option grant was estimated on the date of grant using the Black-Scholes option pricing model. For share options granted after January 1, 2008, the fair value of each award is estimated on the date of grant using a binomial-lattice option valuation model. The binomial-lattice model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial-lattice model takes into account variables such as volatility, dividend yield, and risk-free interest rate. However, in addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial-lattice model provides a fair value for its share-based compensation plans that is more representative of actual experience and future expected experience than the value calculated in previous years using the Black-Scholes model.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
20. SHARE OPTION PLANS (CONT’D)
The Company calculated the estimated fair value of share options on the grant date using the Black-Scholes Option valuation model or the binomial-lattice model for 2008 and 2009, respectively, with the following assumptions:

	Granted in 2008	Granted in 2009

Risk-free interest rate	2.12% - 4.03%	1.14% - 3.81%
Expected dividend yield	0%	0%
Expected volatility	75% - 80%	80%
Sub-optimal early exercise factor	4 times	4 times
Fair value of options at grant date per share	From US$0.69 to US$4.19	From US$0.15 to US$1.08
Risk-free interest rates are based on zero coupon US risk-free rate for the terms consistent with the expected life of the award at the time of grant. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. Sub-optimal early exercise factor is determined based on the times of historical exercise price over corresponding stock price at the exercise date.
Total compensation expense relating to share options and RSUs recognized for the years ended December 31, 2007, 2008 and 2009 is as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	3,200	3,825	5,808	851
Selling expenses	905	3,617	2,252	330
General and administrative expenses	24,489	26,414	33,252	4,871
Research and development expenses	1,046	969	1,359	199

	29,640	34,825	42,671	6,251

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
21. REDEEMABLE ORDINARY SHARES
On January 29, 2008 and concurrently with the convertible bond issuance (see Note 22), the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.
The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds ceases to be outstanding. Such rights will expire one month after the maturity of the convertible bonds. In addition, the holders of the ADSs have the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs, which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. The holders are entitled to receive all cash and non-cash distribution that an ordinary shareholder would receive but such distributions are required to be paid back to the Company upon repurchase of the ADSs.
22. CONVERTIBLE BONDS
On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (“Notes”) due January 15, 2018 to third-party investors (“the Holders”). The Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.
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
At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 ADSs (equivalent to an initial conversion price of approximately $19.125 per ADS) per US$1,000 principal amount of the Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustments in certain circumstances.
The Notes were initially recorded at the principal amount of RMB1,211,380,889 (US$177,468,303). Direct debt issuance costs of RMB40,459,198 (US$5,927,306) are deferred and amortized over the life of the Notes using the effective interest method. For the year ended December 31, 2009, the interest expense for the Notes was approximately RMB98,066,000 (US$14,366,750).
At the commitment date on January 29, 2008, the Company evaluated and determined that the redemption and put options do not require bifurcation from the Notes under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
22. CONVERTIBLE BONDS (CONT’D)
No beneficial conversion feature was recognized as the effective conversion price of US$19.125 was higher than the fair value per ADS of the Company at the commitment date (January 29, 2008) of US$17.73.
The adoption of ASC 815-40 (“ASC 815-40”), “Derivatives and Hedging: Contracts in Entity’s Own Equity” on January 1, 2009 revised the Company’s accounting for the conversion option of the Notes. The Company evaluated the conversion option of the Notes upon adoption of ASC 815-40 and determined that the conversion option qualified for derivative accounting because the conversion option, if freestanding, is not considered to be indexed to the Company’s own stock.
Accordingly, the conversion option was bifurcated from the Notes upon adoption of ASC 815-40 as a derivative liability at an initial fair value of RMB962,993,000 (US$141,079,000). Changes in fair value of the conversion options are recognized through the statements of operations. For the year ended December 31, 2009, the Company recorded a loss of RMB73,887,000 (US$10,824,507) resulting from the change in fair value of the conversion option. ASC 815-40 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of RMB644,812,000 (US$94,465,492), which represents the cumulative gains on re-measurement that would have been recognized if the guidance in ASC 815-40 had been applied from the Notes issuance date on January 29, 2008, was recorded on January 1, 2009 to accumulated deficit. As of December 31, 2009, the conversion option, which has been combined with the Notes on the balance sheet, was recorded at a fair value of RMB309,189,000 (US$45,296,444).
23. GOVERNMENT GRANTS
During the years ended December 31, 2007, 2008 and 2009, the Group received approximately RMB2,088,681, RMB3,479,000 and RMB7,661,000 (US$1,122,343), respectively, in government subsidies which were approved by the relevant PRC government authorities. These subsidies were received because the Group qualifies as a “high technology” enterprise in Lianyungang City of Jiangsu Province in the PRC and it met certain criteria such as increases in the amount of capital investment, net assets, number of employees, sales and tax payments. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full amount of the subsidies was recorded as “government grants” in 2007, 2008 and 2009, upon receipt.
24. INCOME TAXES
Current taxation
The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.
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

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
24. INCOME TAXES (CONT’D)
Current taxation (cont’d)
In March 2005, Linyang Solarfun was granted a 5-year tax holiday commencing in 2005 which entitles it to a two-year EIT exemption followed by a three-year 50% reduced EIT rate (“tax holiday”). During 2008, Linyang Solarfun received approval from the PRC taxation authorities as a “New and High Technology Enterprise” (“NHTE”) and obtained the NHTE certificate. In accordance with the PRC Income Tax Laws, an enterprise awarded with the NHTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential enterprise income tax policies, the new tax law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply at its sole and absolute discretion. Linyang Solarfun has chosen to apply the tax holiday.
Shanghai Linyang, Yangguang Solar and Linyang R&D, domestic companies in the PRC, are subject to EIT at a rate of 33% for the year ended December 31, 2007 and 25% for the years ended December 31, 2008 and 2009.
In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2008 and 2009, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.
The PRC Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax law and regulations. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign-invested enterprise is subject to the withholding tax starting from January 1, 2008.
Income (loss) before income taxes and minority interest consists of:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(59,395)	5,562	(468,907)	(68,695)
PRC	211,766	(264,961)	347,919	50,970

	152,371	(259,399)	(120,988)	(17,725)

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
24. INCOME TAXES (CONT’D)
Current taxation (cont’d)
The income tax expense is comprised of:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(8,158)	(65,940)	(40,375)	(5,915)
Deferred	700	59,421	16,447	2,410

	(7,458)	(6,519)	(23,928)	(3,505)

The reconciliation of tax computed by applying the statutory income tax rate of 25% (33% — 2007) applicable to PRC operations to income tax expenses is as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate at 33% for 2007 and 25% for 2008 and 2009	(50,282)	64,850	30,247	4,431
Non-deductible expenses	(1,600)	(2,804)	(3,348)	(490)
Tax holidays	51,708	(32,533)	28,123	4,120
Research & development expense	—	1,104	1,923	282
Preferential tax rate	13,018	—	—	—
Tax rate differences	(19,601)	(24,870)	(53,941)	(7,902)
Deferred tax benefit including change in tax rate	355	2,130	10,111	1,481
Tax credit	—	16,923	—	—
Changes in the valuation allowance	(1,056)	(31,319)	(37,043)	(5,427)

	(7,458)	(6,519)	(23,928)	(3,505)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.22	(0.13)	0.10	0.02

Diluted	0.22	(0.13)	0.10	0.02

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
24. INCOME TAXES (CONT’D)
Deferred taxation
Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Tax credit	7,569	7,569	1,109
- Warranty provision	6,079	11,019	1,614
- Inventory write-off	63,890	35,086	5,140
- Allowance for advances to supplier	5,245	63,170	9,254
- Allowance for doubtful accounts	284	627	92
- Idle capacity cost	187	3,277	480
- Other	128	6,797	996
Valuation allowance	(25,390)	(64,430)	(9,439)

Net current deferred tax assets	57,992	63,115	9,246

Non-current:
- Pre-operating expenses	1,047	755	111
- Tax losses	999	3,592	526
- Fixed assets	9,886	13,533	1,983
- Long-term deferred expense	258	194	28
- Other	35	16	2
Valuation allowance	(7,736)	(4,301)	(630)

Net non-current deferred tax assets	4,489	13,789	2,020

Deferred tax liabilities:
Current:
- Other	1,416	—	—

Current deferred tax liabilities	1,416	—	—

Non-current:
- Land use rights	27,155	26,566	3,892

Non-current deferred tax liabilities	27,155	26,566	3,892

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
24. INCOME TAXES (CONT’D)
As of December 31, 2008 and 2009, the Group has a net tax operating loss from its non-PRC subsidiaries of RMB3,996,000 and RMB14,206,000, respectively which starts to expire in 2029.
As of December 31, 2009, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
ASC 740-10 Implementation
As of December 31, 2009, the Group’s unrecognized tax benefit is RMB27,385,000 related to its Hong Kong subsidiary, which based on the facts and circumstances, including, notably, the uncertainty of the interpretation of and administrative practices associated with the applicable PRC tax law as of December 31, 2009, may be considered a PRC tax resident. It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	2008	2009	2009
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	—	27,385	4,012
Incurred during the year	27,385	—	—

Ending balance	27,385	27,385	4,012

Based on existing PRC tax regulations, the tax periods of Linyang Solarfun, Shanghai Linyang, Yangguang Solar and Linyang R&D for the fiscal years ended December 31, 2005 to 2009 remain open to potential examination by the tax authorities. The tax periods for the Company’s non-PRC subsidiaries’ for the fiscal years ended December 31, 2006 to December 31, 2009 remain open to potential examination by the respective tax authorities.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
25. RELATED PARTY TRANSACTIONS
Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)	Controlling owner is also a significant shareholder of the Company

Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)	Controlling owner is also a significant shareholder of the Company

Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)	Controlling owner is also a significant shareholder of the Company

Nantong Huahong Ecological Gardening Co., Ltd. (“Nantong Huahong”)*	Controlling owner is also a significant shareholder of the Company

Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”)	Controlling owner is also a significant shareholder of the Company

Hong Kong Huaerli Trading Co., Ltd. (“Hong Kong Huaerli”)	Controlling owner is also a significant shareholder of the Company

Shanghai Linyang Electronics Technology Co., Ltd. (“Linyang Technology”)	Controlling owner is also a significant shareholder of the Company

Qidong Jiaotong Engineering Co., Ltd. (“Jiaotong Engineering”)	Controlling owner is also a significant shareholder of the Company

Nantong Linyang Labor Service Company (“Linyang Labor Service”)	Controlling owner is also a significant shareholder of the Company

Ya An Yongwang Silicon Co., Ltd. (“Ya An”)	Controlling owner is also a significant shareholder of the Company

Q-Cells International GmbH (“Q-Cells”)	Controlling owner is also a significant shareholder of the Company

Jiangsu Qitian Group Co., Ltd. (“Qitian Group”)**	Shareholder of a subsidiary of the Company

*	Prior name: Nantong Linyang Ecological Cultural Co., Ltd. (“Linyang Ecological”)

**	Subsequent to the acquisition of Yangguang Solar’s minority interests in year 2008, this company no longer is a related party to the Group.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
25. RELATED PARTY TRANSACTIONS (CONT’D)
Significant Related Party Transactions
The Group had the following significant related party transactions and balances during the periods presented:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Purchase of raw materials from:
- Linyang Electronics	24,355	39,156	33,124	4,853
- Ya An	—	7,436	9,600	1,406
- Nantong Huahong	—	58	—	—
- Jiaotong Engineering	297	—	—	—

Purchase of services from:
- Linyang Electronics	—	—	2,335	342
- Qidong Huahong	—	—	2,800	410
- Nantong Huahong	—	444	642	94
- Linyang Labor Service	—	1,803	2,205	323

Purchase of fixed assets and land use rights from:
- Linyang Electronics	1,207	2,374	567	83
- Jiaotong Engineering	681	615	—	—
- Nantong Huahong	—	314	—	—

Sales to:
- Q-Cells	—	—	336,485	49,295

Loans from:
- Hong Kong Huaerli	73,046	64,668	—	—
- Nantong Linyang	7,000	—	—	—
- Qitian Group	4,253	—	—	—

Loan interest:
- Hong Kong Huaerli	—	1,385	—	—
- Nantong Linyang	221	137	—	—

Expenses incurred in relation to guarantee provided by:
- Linyang Electronics	6,717	10,064	—	—

Factory leased from:
- Linyang Electronics	1,234	6,084	3,932	576

Purchase of Yangguang Solar from:
- Nantong Linyang	—	133,452	—	—

Disposal of an associate to the related party:
- Linyang Technology	—	200	—	—

Advance paid to the related party:
- Linyang Labor Service	—	309	—	—
- Linyang Electronics	6,326	9,026	6,043	885
- Nantong Huahong	800	—	—	—

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
25. RELATED PARTY TRANSACTIONS (CONT’D)
Balances with Related Parties
As of December 31, 2008 and 2009, balances with related parties are comprised of the following:

	As of December 31,
	2008	2009	2009
	(RMB’000)	RMB’000)	(US$’000)
Amount due from related parties:
- Linyang Electronics	19	369	54
- Q-Cells	—	12,022	1,761
- Linyang Labor Service	—	67	10

	19	12,458	1,825

Amount due to related parties:
- Linyang Electronics	4,098	15,879	2,326
- Nantong Linyang	33,363	—	—
- Nantong Huahong	668	421	62
- Jiaotong Engineering	679	—	—
- Others	958	465	68

	39,766	16,765	2,456

As of December 31, 2008, the amount owed to Nantong Linyang relates to the remaining balance of the purchase consideration for the acquisition of the remaining 48% equity interest in Yangguang Solar.
The weighted-average balances due from related parties and due to related parties are analyzed as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Weighted-average balance due from related parties:
- Linyang Electronics	—	5	964	141
- Q-Cells	—	—	14,927	2,187
- Linyang Labor Service	—	—	13	2

	For the year ended December 31
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Weighted-average balance due to related parties:
- Linyang Electronics	3,192	6,107	10,079	1,477
- Nantong Linyang	2,844	15,407	6,673	978
- Nantong Huahong	65	305	318	47
- Hong Kong Huaerli	14,609	14,609	—	—
- Qidong Huahong	4,850	—	—	—
- Qitian Group	1,244	—	—	—
- Jiaotong Engineering	207	244	160	23
- Others	19	130	432	63
As of December 31, 2008 and 2009, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
26. EMPLOYEE DEFINED CONTRIBUTION PLAN
Full-time employees of the Company’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB7,334,000, RMB18,686,000 and RMB29,402,000 (US$4,307,417) for the years ended December 31, 2007, 2008 and 2009, respectively.
27. COMMITMENTS AND CONTINGENCIES
Acquisition of machineries
As of December 31, 2009, the Group had commitments of approximately RMB14,421,392 (US$2,112,746) related to the acquisition of machineries. The commitment for acquisition of machineries is expected to be settled within the next twelve months.
Operating lease commitments
The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2009 are as follows:

	As of December 31, 2009
	(RMB’000)	(US$’000)

Year 2010	3,451	506
Year 2011	2,008	294
Year 2012	43	6
Year 2013	—	—
Year 2014	—	—

Total	5,502	806

The terms of the leases do not contain rent escalation or contingent rents.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
27. COMMITMENTS AND CONTINGENCIES (CONT’D)
Purchase of raw materials
The commitments related to framework contracts to purchase raw materials as of December 31, 2009 are as follows:

	As of December 31, 2009
	(RMB’000)	(US$’000)

Year 2010	2,814,859	412,379
Year 2011	623,303	91,314
Year 2012	708,649	103,818
Year 2013	793,864	116,302
Year 2014	649,994	95,225
Year 2015 and thereafter	1,592,063	233,238

	7,182,732	1,052,276

The above listing of amounts and timing of purchases are based on management’s best estimate using existing terms in the framework contracts. To the extent the terms of the contracts are revised through negotiation or agreement between the Group and its suppliers, the amount or timing of purchases could change.
Income Taxes
Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-1 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2008 and 2009, the Group has recorded an unrecognized tax benefit for approximately RMB27,385,000 and RMB27,385,000 (US$4,011,925), respectively.
28. SEGMENT REPORTING
The Group operates in a single business segment, which is the development, manufacturing, and sale of PV-related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Germany	1,195,788	2,637,434	2,668,477	390,934
Spain	584,525	1,246,305	37,326	5,468
The PRC	200,615	329,153	177,478	26,001
Italy	92,900	119,272	4,446	651
The Czech Republic	—	—	245,814	36,012
Others	321,307	616,904	644,775	94,461

Total net revenue	2,395,135	4,949,068	3,778,316	553,527

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
28. SEGMENT REPORTING (CONT’D)
All the long-lived assets of the Group are located in the PRC.
29. MAJOR CUSTOMERS
Details of the customers accounting for 10% or more of total net revenue are as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Customer A	*	1,099,736	1,562,883	228,964
Customer B	300,742	*	*	*

*	Less than 10%
30. INCOME (LOSS) PER SHARE
Basic and diluted net income (loss) per share for each period presented are calculated as follows:

	For the year ended December 31,
	2007		2008		2009		2009
	(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)
Numerator:
Income (loss) attributable to ordinary shareholders		148,036		(280,491)		(145,227)		(21,276)

Denominator:
Number of shares outstanding, opening		239,994,754		240,599,244		268,745,299		268,745,299
Weighted-average number of shares issued during the year		—		11,293,944		4,826,493		4,826,493
Conversion of convertible bonds		—		—		4,630		4,630
New ordinary shares issued in connection with exercise of options and vesting of RSUs		59,932		766,426		491,338		491,338

Weighted-average number of shares outstanding — basic		240,054,686		252,659,614		274,067,760		274,067,760

Weighted-average number of shares outstanding — diluted		240,054,686		252,659,614		274,067,760		274,067,760

Basic net income (loss) per share	RMB	0.62	RMB	(1.11)	RMB	(0.53)	USD	(0.08)

Diluted net income (loss) per share	RMB	0.62	RMB	(1.11)	RMB	(0.53)	USD	(0.08)

During 2009, the Company issued 2,200,000 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.
For the years ended December 31, 2008 and 2009, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net income (loss) per share as they are not entitled to the earnings of the Company.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
31. FAIR VALUE MEASUREMENT
Effective January 1, 2008, the Group adopted ASC 820-10 (“ASC 820-10”), “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flows, ASC 820-10 requires additional disclosures to be provided on fair value measurements.
ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 —	Include other inputs that are directly or indirectly observable in the marketplace

Level 3 —	Unobservable inputs which are supported by little or no market activity
ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Foreign currency derivatives are classified within Level 2 because foreign currency derivatives are valued using models utilizing market observable and other inputs.
Assets / liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	unobservable
	Assets	Inputs	Inputs	Total Fair Value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2009
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash and cash equivalents
- Time deposit	675,720	—	—	675,720	94,599

Foreign currency derivative
- Financial assets	—	7,360	—	7,360	1,078
- Financial liabilities	—	1,148	—	1,148	168

Conversion option of convertible Bonds	—	—	309,189	309,189	45,296

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
31. FAIR VALUE MEASUREMENT (CONT’D)
The following is a reconciliation for the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009.

	Conversion option of convertible
	bonds
	(RMB’000)	(US$’000)

Balance as of January 1, 2009	235,311	34,472
Conversion of convertible bonds	(9)	(1)
Realized or unrealized loss	73,887	10,825

Balance as of December 31, 2009	309,189	45,296

The amount of total loss for the period included in statements of operations	73,887	10,825

The loss of RMB73,887,000 is included in the statement of operations for the year ended December 31, 2009 in “Changes in fair value of conversion feature of convertible bonds”.
32. SUBSEQUENT EVENTS
The Group has evaluated all events or transactions that occurred after December 31, 2009 up through the date the consolidated financial statements are issued. There were no significant subsequent events occurred.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY
Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries (excluding subsidiaries with net accumulated losses) which are restricted from transfer amounted to RMB2,840,924,884 (US$416,197,847) as of December 31, 2009.
Balance Sheets

		As of December 31,
	Note	2008	2009	2009
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		10,133	5,593	819
Other receivables		1,773	3,187	467
Deferred expenses		1,863	106	15
Amount due from subsidiaries	b	2,594,889	2,728,948	399,794
Financial assets		33,787	5,878	861

Total current assets		2,642,445	2,743,712	401,956

Non-current assets:
Long-term deferred expenses	c	36,871	31,375	4,596
Investment in subsidiaries	a	659,087	723,257	105,958

Total non-current assets		695,958	754,632	110,554

Total assets		3,338,403	3,498,344	512,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables	d	19,805	21,468	3,146
Amount due to subsidiaries	b	20,715	6,538	958

Total current liabilities		40,520	28,006	4,104

Non-current liabilities:
Convertible bonds		1,178,969	658,653	96,493

Total non-current liabilities		1,178,969	658,653	96,493

Total liabilities		1,219,489	686,659	100,597

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

		As of December 31,
	Note	2008	2009	2009
		(RMB’000)	(RMB’000)	(US$’000)

Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 shares issued and outstanding at December 31, 2008 and December 31, 2009)		32	32	5

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 269,060,209 shares and 290,708,739 shares issued and outstanding at December 31, 2008 and 2009, respectively)		214	227	33
Additional paid-in capital		2,138,624	2,331,797	341,610
(Accumulated deficit) retained earnings		(19,956)	479,629	70,266

Total shareholders’ equity		2,118,882	2,811,653	411,909

Total liabilities, mezzanine equity and shareholders’ equity		3,338,403	3,498,344	512,510

Statements of Operations

		For the year ended December 31,
	Note	2007	2008	2009	2009
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue		—	—	—	—
Cost of revenue		—	—	—	—

Gross loss		—	—	—	—

Operating expenses		(11,842)	(11,548)	(22,969)	(3,365)

Operating loss		(11,842)	(11,548)	(22,969)	(3,365)

Share of profit (loss) from subsidiaries		215,826	(232,412)	21,254	3,114
Interest income		13,757	23	4	1
Interest expense		—	(43,397)	(98,066)	(14,367)
Change in fair value of derivative contracts		—	71,673	30,506	4,469
Changes in fair value of conversion feature of convertible bonds		—	—	(73,887)	(10,824)
Exchange losses		(69,704)	(64,830)	(2,069)	(304)

Income (loss) before tax		148,037	(280,491)	(145,227)	(21,276)

Income tax expense		—	—	—	—

Net income (loss)		148,037	(280,491)	(145,227)	(21,276)

Net income (loss) attributable to Solarfun Power Holdings Co., Ltd. shareholders		148,037	(280,491)	(145,227)	(21,276)

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Statements of Cash Flows

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net cash used in operating activities	(9,787)	(19,326)	(6,401)	(938)

Net cash used in investing activities	(1,070,996)	(1,642,640)	(134,059)	(19,640)

Net cash provided by financing activities	6,690	1,665,486	135,920	19,912

Net (decrease) increase in cash and cash equivalents	(1,074,093)	3,520	(4,540)	(666)
Cash and cash equivalents at the beginning of year	1,080,706	6,613	10,133	1,485

Cash and cash equivalents at the end of year	6,613	10,133	5,593	819

Notes to the Financial Statements of the Company
(a) Basis of presentation
In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.
The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of profit (loss) from subsidiaries” on the statements of operations.
The subsidiaries did not pay any dividends to the Company for the periods presented.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.
(b) Related party transactions and balances
For the years ended December 31, 2008 and 2009, the Company made advances to its subsidiaries amounting to approximately RMB2,594,889,000 and RMB2,728,948 (US$399,794), respectively. During the same period, a subsidiary of the Company paid operating expenses amounting to approximately RMB20,715,000 and RMB6,538,000 (US$957,822), respectively, on behalf of the Company.
As of December 31, 2008 and 2009, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2009 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Notes to the Financial Statements of the Company (cont’d)
(c) Long-term deferred expenses
As of December 31, 2007, the Company accrued for the costs related to the issuance of convertible bonds (Note 22) amounting to approximately RMB44,385,000 and such issuance costs are to be amortized over 10 years using the effective interest rate method. These issuance costs have been recorded as “long-term deferred expenses”.
As of December 31, 2009, the unamortized costs related to the issuance of convertible bonds amounted to approximately RMB31,375,000.
(d) Other payables
As of December 31, 2009, other payables mainly included interest payable to holders of convertible bonds for approximately RMB19,000,000 (US$2,783,515).
(e) Commitments
The Company did not have any significant commitments or long-term obligations, other than the convertible bonds, as of any of the periods presented.
(f) Foreign currencies
The United States dollar amounts disclosed in the Company-only financial statements are presented solely for the convenience of the readers. Translation of amounts from Renminbi into United States dollars for the convenience of the readers were calculated at the noon buying rate of US$1.00 = RMB6.8259 on December 31, 2009 in the City of New York for cable transfers of Renminbi certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.