Form 20-F/A
period 2009-12-31
Solarfun Power Holdings Co., Ltd.
filed 2010-06-29
CIK 1371541

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
This Form 20-F/A of Solarfun Power Holdings Co., Ltd. (the “Company”) is being filed to amend Item 19, Exhibits, contained in the Company’s annual report on Form 20-F for the year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission on May 25, 2010, and to furnish exhibit 4.36.

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

4.31	*	Equity Transfer Agreement, dated November 16, 2009, between Rongqiang Cui and Jiangsu Linyang Solarfun Co., Ltd.

4.32	*	Equity Transfer Agreement, dated November 16, 2009, between Guoyu Wang and Jiangsu Linyang Solarfun Co., Ltd.

4.33	*	Equipment Sales Agreement, dated April 30, 2010, between SMIC Energy Technology (Shanghai) and Jiangsu Linyang Solarfun Co., Ltd.

4.34	*	Lease Agreement, dated April 3, 2009, between Jiangsu Linyang Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd.

4.35	*	Lease Agreement, dated April 2010, between Qidong Huahong Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd.

4.36	*†	Toll Manufacturing Agreement for the Production of Solar Modules between Solarfun Power Hong Kong Limited and Q-cells International GmbH dated December 30, 2008

8.1	*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

11.1
Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 5, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm

Notes:

*	Filed with this Annual Report on Form 20-F

†	Confidential treatment has been requested. Confidential information has been redacted and separately filed with the SEC.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOLARFUN POWER HOLDINGS CO., LTD.
/s/ Ping Peter Xie
Name:	Ping Peter Xie
Title:	President
Date: June 29, 2010