Form 20-F
period 2010-12-31
Hanwha SolarOne Co., Ltd.
filed 2011-06-03
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 1- 33208
HANWHA SOLARONE CO., LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
888 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China
(Address of Principal Executive Offices)
Mr. Gareth Kung
Chief Financial Officer
Telephone: 3852-1666
Fax: 3852-1558
RM 1801, Building No. 1
Zendai Wudaokou Plaza
1199 Minsheng Road
Shanghai 200135
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
496,416,176 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2010
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Unless the context indicates otherwise, “we,” “us,” “our company”, “Hanwha SolarOne” and “our” refer to Hanwha SolarOne Co., Ltd., its predecessor entities and its consolidated subsidiaries.
We completed the initial public offering of 12,000,000 ADSs, each representing five ordinary shares on December 26, 2006. On December 20, 2006, we listed our ADSs on the Nasdaq Global Market, which are traded under the symbol “HSOL.”
On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and received net proceeds of US$167.9 million. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs.
From July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million.
From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million.

i

In September 2010, we issued and sold to Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares shall remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly-owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chlor-alkali, or CA, polyethylene, or PE, and polyvinyl-chloride, or PVC, products.
In November 2010, we issued and sold 9,200,000 ADSs with an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company as before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million.
After Hanwha Solar became our largest shareholder, we changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. We also changed the names of our subsidiaries. In this annual report, reference is made to the new names of our subsidiaries. Please see below a list of the new names of our subsidiaries:
(1)	Hanwha SolarOne U.S.A. Inc., formerly known as Solarfun Power U.S.A. Inc.;

(2)	Hanwha SolarOne Investment Holding Ltd., formerly known as Linyang Solar Power Investment Holding Ltd.;

(3)	Hanwha SolarOne Hong Kong Limited, formerly known as Solarfun Power Hong Kong Limited;

(4)	Hanwha SolarOne (Qidong) Co., Ltd., formerly known as Jiangsu Linyang Solarfun Co., Ltd.;

(5)	Hanwha SolarOne Deutschland GmbH, formerly known as Solarfun Power Deutschland GmbH;

(6)	Hanwha Solar Engineering Research and Development Center Co., Ltd., formerly known as Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd.;

(7)	Hanwha SolarOne Technology Co., Ltd., formerly known as Jiangsu Yangguang Solar Technology Co., Ltd.; and

(8)	Hanwha Solar Electric Power Engineering Co., Ltd., formerly known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd.

ii

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 KEY INFORMATION
A. Selected Financial Data
The following selected consolidated financial data, except for “Other Operating Data,” have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 is included elsewhere in this annual report on Form 20-F. The consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data

Net revenues	630,907	2,395,135	4,949,068	3,778,316	7,526,993	1,140,453

Cost of revenues	(446,530)	(1,997,355)	(4,905,147)	(3,341,936)	(5,960,648)	(903,128)

Gross profit	184,377	397,780	43,921	436,380	1,566,345	237,325

Operating expenses
Selling expenses	(11,883)	(62,777)	(87,913)	(105,454)	(178,057)	(26,978)
General and administrative expenses	(52,214)	(113,756)	(143,340)	(180,989)	(190,594)	(28,878)
Research and development expenses	(6,523)	(27,440)	(19,679)	(32,025)	(53,500)	(8,106)
Government grants	—	—	—	—	18,755	2,842

Total operating expenses	(70,620)	(203,973)	(250,932)	(318,468)	(403,396)	(61,120)

Operating profit (loss)	113,757	193,807	(207,011)	117,912	1,162,949	176,205
Interest expenses	(8,402)	(25,978)	(103,146)	(157,907)	(161,677)	(24,497)
Interest income	1,326	16,244	10,004	5,002	6,141	930
Exchange losses	(4,346)	(25,628)	(35,230)	(23,814)	(89,272)	(13,526)
Changes in fair value of derivative contracts	(163)	—	83,090	9,594	77,531	11,747
Changes in fair value of conversion feature of convertible bonds	—	—	—	(73,887)	31,623	4,791
Other income	902	1,507	15,018	6,286	24,353	3690
Other expenses	(836)	(9,670)	(25,604)	(11,835)	(5,903)	(894)
Government grants	852	2,089	3,480	7,661	9,595	1,454

Income (loss) before income taxes	103,090	152,371	(259,399)	(120,988)	1,055,340	159,900
Income tax benefit/(expenses)	3,132	(7,458)	(6,519)	(23,928)	(297,983)	(45,149)
Consolidated net income (loss)	106,222	144,913	(265,918)	(144,916)	757,357	114,751
Net (income) loss attributable to non-controlling interest	(7,527)	3,124	(14,573)	(311)	—	—

Net income (loss) attributable to shareholders	98,695	148,037	(280,491)	(145,227)	757,357	114,751

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Net income (loss) attributable to shareholders per share Hanwha SolarOne Co., Ltd.
— Basic	0.95	0.62	(1.11)	(0.53)	2.43	0.37
— Diluted	0.74	0.62	(1.11)	(0.53)	2.36	0.36
Number of shares used in computation of net income (loss) per share
— Basic	103,631,832	240,054,686	252,659,614	274,067,760	311,263,308	311,263,308
— Diluted	142,108,460	240,054,686	252,659,614	274,067,760	357,272,605	357,272,605
Net income (loss) per ADS
— Basic	4.76	3.08	(5.55)	(2.65)	12.17	1.84
— Diluted	3.72	3.08	(5.55)	(2.65)	11.82	1.79
Number of ADS used in computation of net income (loss) per ADS
— Basic	20,726,366	48,010,937	50,531,923	54,813,552	62,252,662	62,252,662
— Diluted	28,421,692	48,010,937	50,531,923	54,813,552	71,454,521	71,454,521

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Other Financial Data
Gross margin	29.2%	16.6%	0.9%	11.5%	20.8%	20.8%
Operating margin	18.0%	8.1%	(4.2)%	3.1%	15.5%	15.5%
Net margin	16.8%	6.2%	(5.7)%	(3.8)%	10.1%	10.1%
Net cash (used in) provided by operating activities (in thousands)	(523,061)	(1,020,603)	(674,040)	689,333	268,438	40,672
Other Operating Data

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)	19.0	78.4	172.8	313.4	797.9

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)	31.75	28.20	26.77	15.27	11.58	1.75

	As of December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
		(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	1,137,792	272,928	410,901	645,720	1,630,777	247,087
Restricted cash	33,822	42,253	88,137	60,539	100,490	15,226
Accounts receivable — net	147,834	430,692	319,537	587,488	1,282,807	194,365
Notes receivable	—	—	—	—	10,000	1,515
Inventories—net	372,504	728,480	731,708	783,973	790,773	119,814
Advance to suppliers — net	238,178	640,118	1,145,614	540,145	764,063	115,767
Other current assets	75,525	214,478	481,749	180,315	255,432	38,702
Deferred tax assets — net	3,400	7,793	62,481	76,904	108,370	16,419
Derivative contracts	—	—	39,665	7,360	7,489	1,135
Amount due from related parties	153	920	19	12,458	42,819	6,488
Long-term prepayments	—	—	—	439,617	394,282	59,740
Fixed assets — net	207,449	702,884	1,492,575	1,586,283	2,084,027	315,762
Intangible assets — net	12,897	94,282	212,736	208,563	205,763	31,176
Long-term deferred expenses	—	214,385	37,467	33,158	27,273	4,132
Goodwill	—	—	134,735	134,735	134,735	20,414
Total assets	2,230,432	3,349,513	5,157,324	5,297,258	7,839,100	1,187,742
Short-term bank borrowings	379,900	965,002	1,098,832	404,764	318,919	48,321
Long-term bank borrowings, current portion	16,000	15,000	30,000	120,000	215,000	32,576
Accounts payable	51,452	141,709	217,026	441,768	478,129	72,444
Notes payable	14,020	—	39,341	186,921	181,265	27,464
Accrued expenses and other liabilities	33,619	135,395	189,028	191,895	404,826	61,337
Customer deposits	17	27,628	9,494	59,685	33,538	5,082
Deferred tax liabilities	—	9,038	28,571	26,566	25,977	3,936
Unrecognized tax benefit	—	—	27,385	27,385	143,473	21,738
Derivative contracts	—	—	5,792	1,148	8,047	1,219
Amount due to related parties	24,486	92,739	39,766	16,765	13,183	1,997
Long-term bank borrowings	15,000	—	170,000	350,000	135,000	20,455
Convertible bonds	—	—	1,178,969	658,653	687,435	104,157
Total liabilities	542,066	1,386,511	3,034,204	2,485,550	2,644,792	400,726
Redeemable ordinary shares	—	—	55	55	55	8
Total shareholders’ equity	1,678,215	1,862,582	2,123,065	2,811,653	5,194,253	787,008
Total liabilities, redeemable ordinary shares and shareholders’ equity	2,230,432	3,349,513	5,157,324	5,297,258	7,839,100	1,187,742

Exchange Rate Information
This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 30, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.6000 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On May 27, 2011, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4920 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period
	End	Average(2)	Low	High

2006	7.8041	7,9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
November 2010	6.6670	6.6538	6.6630	6.6892
December 2010	6.6000	6.6497	6.6000	6.6745
January 2011	6.6017	6.5964	6.5809	6.6364
February 2011	6.5713	6.5761	6.5520	6.5965
March 2011	6.5483	6.5645	6.5483	6.5743
April 2011	6.4900	6.5267	6.4900	6.5477
May 2011 (through May 27, 2011)	6.4920	6.4965	6.4913	6.5073

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

D. Risk Factors
Risks Related to Our Company and Our Industry
Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trends.
Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions. During the second half of 2008 and the first half of 2009, many of our key markets, including Germany, Spain and the United States, and other national economies experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. During the global credit crisis, many of our customers and many end-users of our PV products experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased such that they changed their decision or changed the timing of their decision to purchase our PV products. There can be no assurance that our customers or end-users will be able to obtain financing on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. Rising interest rates may make it difficult for end-users to finance the cost of PV systems and therefore reduce the demand for our PV products and/or lead to a reduction in the average selling price of our PV products. Since 2010, we have experienced an increase in demand for our PV products due to the economic recovery and the shortage of manufacturing capacity in the industry. However, we cannot provide assurance that such increase in demand will continue in 2011. A protracted disruption in the ability of our customers to obtain financing, economic downturn or an increase in manufacturing capacity of the PV industry could lead to a significant reduction in future orders for our PV products, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, since we have substantially increased our production capacity in the past few years, the decrease in demand for our products may lead to idle capacity. If the reduction in demand results in significant amount of our capacity not utilized, our assets may be impaired.
The average selling price of our PV products may continue to decrease.
Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. As a result, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling price of our PV modules per watt decreased from RMB26.77 in 2008 to RMB15.27 in 2009, and to RMB11.58 (US$1.75) in 2010. Our net profit margin increased from a negative margin of 5.7% in 2008 to a negative margin of 3.8% in 2009, and increased to a positive margin of 10.1% in 2010. The average selling prices of our PV products may decline further, which could cause our sales and/or our profit margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.
As silicon supply increases, the corresponding increase in the global supply of PV modules may adversely affect our ability to increase or maintain our market share.
Silicon is an essential raw material used in the production of solar cells and modules. Prior to mid-2008, there was an industry-wide shortage of silicon. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of silicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. However, we cannot assure you that the price of silicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. As the shortage of silicon eases, industry barriers to entry become less significant and the PV market may become more competitive. If we fail to compete successfully, our business may suffer and we may lose or be unable to gain market share and our financial condition and results of operations may be materially and adversely affected. Such price reductions could have a negative impact on our revenues and net income, and materially and adversely affect our business and results of operations.
The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a material adverse effect on our business and prospects.
We believe that the near-term growth of the market for “on-grid” applications, where solar energy is used to supplement a customer’s electricity purchased from the electric utility, depends in large part on the availability and size of government subsidies and economic incentives. The on-grid market, the reduction or elimination of government subsidies and economic incentives may hinder the growth of this market, which could decrease demand for our products and reduce our revenue.
The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Australia, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Certain of these government economic incentives are set to be reduced and may be reduced further, or eliminated. For instance, in 2009, the German government reduced solar feed-in tariffs by 9% and in July 2010, reduced feed-in tariffs for rooftop installations, ground-mounted installations on commercial land and ground-mounted installations on converted land by 13%, 12% and 8%, respectively. Beginning in October 2010, each category of feed-in tariff will be reduced by a further 3%. Installations on agricultural land are ineligible for incentives. In 2008, 2009 and 2010, Germany accounted for 53.3%, 70.6% and 62.5% of our net revenues, respectively. In May 2011, the Italian government approved a decree to cut incentives for solar projects. The decree introduced a subsidy spending cap on large projects from 2011 to 2013 and a gradual reduction on feed-in tariffs starting June 2011.

In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our net revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.
Prior to mid-2008, there was an industry-wide shortage of silicon-related materials including silicon, silicon wafers and PV cells, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon-related materials during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. The prices in the agreements we entered into prior to mid-2008 were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Since the fourth quarter of 2008, the market prices for silicon-related materials have been decreasing significantly. Spot market prices of silicon-related materials have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. Due to the significant decrease in prices of silicon-related materials, we re-negotiated all of our multi-year supply agreements that were in place as of December 31, 2009, except the agreement with Jiangxi LDK Solar Hi-Tech Co., Ltd, or LDK. After re-negotiation, the pricing terms of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. The pricing terms of each of these multi-year agreements were adjusted to be more in line with spot market pricing at the time of the re-negotiation. In addition, the quantity and/or timing of deliveries were also adjusted in each case to reflect our updated purchase requirements as a result of the changes in market conditions and our capacity expansion. Currently, there is only one multi-year supply agreement we entered into in 2010 where the price is pre-determined without any future adjustment. While we have obtained reduced prices and other concessions from our suppliers, we cannot assure you that we will be able to obtain reduced prices from all of our suppliers in the future. If the prices of silicon-related materials continue to decrease in the future and we are unable to re-negotiate the prices of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues could be materially and adversely affected. In addition, the prices of our non-silicon-related raw materials are also subject to market forces beyond our control. If the prices of these materials increase in the future, our non-silicon-related cost of revenues could be materially and adversely affected.
Furthermore, other PV module manufacturers may be able to purchase silicon-related materials on the spot market at lower prices than those we have contracted for with our suppliers. We will continue to purchase a significant amount of silicon-related materials pursuant to our multi-year supply agreements. In the event we are unable to re-negotiate or fulfill our obligations under our supply agreements, we may be subject to significant inventory build-up and may be required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. If the prices we pay for silicon-related materials are significantly higher than the prices paid by our competitors, our competitive cost advantage of producing modules could decrease. Our inability to reduce a key manufacturing cost to the same degree as our competitors could adversely affect our ability to price our products competitively and our profit margins.
We may be subject to legal, administrative or other proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.
During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, on June 8, 2009, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, one of our silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that we failed to perform under the terms of a multi-year framework supply agreement, seeking to enforce our performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. We intend to continue to vigorously defend ourselves against the claims brought by LDK and, on July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that we made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement. There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings in the near future or at all. Such legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. If there are any adverse judgments, our financial condition, results of operations and liquidity could be materially and adversely affected.

Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.
Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. As of December 31, 2008, 2009 and 2010, we had advanced RMB1,145.6 million, RMB979.8 million and RMB1,158.3 million (US$175.5 million), respectively, to our suppliers. In 2008, 2009 and 2010, we recorded a provision of RMB42.0 million, RMB234.7 million and RMB0.1 million (US$18,000), respectively, for doubtful collection of advances to suppliers due to non-performance by some of our suppliers, which resulted in the prepayments we made to these suppliers being categorized as unrecoverable. In the event that we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers. Most of our claims for prepayments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors which would undermine our chances of obtaining the return of our prepayments. If such suppliers fail to fulfill their delivery obligations under the contracts or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may have to record a provision relating to or write down prepayments made to such suppliers, which could materially and adversely affect our financial condition, results of operations and liquidity.
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
Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs, improving manufacturing productivity and processes, and improving product quality. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:
•	our ability to continue to re-negotiate our existing multi-year supply agreements;
•	our ability to maintain our quality level and keep pace with changes in technology;
•	our ability to source various raw materials;
•	our ability to adjust inventory levels to respond to rapidly changing market demand;
•	delays in obtaining or denial of required approvals by relevant government authorities; and
•	diversion of significant management attention and other resources to other matters.
If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.

We depend on a limited number of customers and countries for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.
We currently sell a substantial portion of our PV products to a limited number of customers and countries. Our five largest customers accounted for an aggregate of 53.2%, 65.3% and 51.9% of our net revenues in 2008, 2009 and 2010, respectively. Our largest customer in 2008, 2009 and 2010 accounted for 22.2%, 40.6% and 33.6% of our net revenues of the respective period. Most of our large customers are located in Europe, particularly in Germany, Italy, Portugal and the Czech Republic. In 2008, 2009 and 2010, Germany accounted for 53.3%, 70.6% and 62.5% of our net revenues, respectively. In 2010, Germany, China and Italy are the top three countries in terms of percentage contribution to our net revenues. The loss of sales to any one of these customers or countries would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers and countries, any one of the following events may cause material fluctuations or declines in our net revenues and have a material adverse effect on our financial condition and results of operations:
•	reduction, delay or cancellation of orders from one or more of our significant customers;
•	selection by one or more of our significant distributor customers of our competitors’ products;
•	loss of one or more of our significant customers and our failure to identify additional or replacement customers;
•	any adverse change in local policies toward solar projects in countries where we receive most orders;
•	any adverse change in the bilateral or multilateral trade relationships between China and the United States or European countries, particularly Germany; and
•	failure of any of our significant customers to make timely payment for our products.
We expect our operating results to continue to depend on sales to a relatively small number of customers or countries for a high percentage of our revenue for the foreseeable future, as well as the ability of these customers to sell PV products that incorporate our PV products.
We enter into framework agreements with many of our customers that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain key sales terms of the framework agreements may be adjusted from time to time. In addition, we have in the past had to re-negotiate some of our framework agreements due to the disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such agreements. However, it may not always be in our best interests to re-negotiate our framework agreements and disagreements on terms may escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.
Furthermore, our customer relationships have been developed over a short period of time. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our customers and revenue.
Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.
In 2008, 2009 and 2010, our five largest suppliers supplied in the aggregate 42.0%, 51.6% and 40.0%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Some of our major silicon wafer suppliers failed to fully perform on their silicon wafer supply commitments to us due primarily to an industry-wide shortage of silicon and silicon wafers. As a result, we did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We cannot assure you that we will not experience similar or additional shortfalls of silicon-related materials from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.

Our failure to obtain sufficient quantities of silicon-related materials in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.
We depend on the timely delivery by our suppliers of silicon-related materials in sufficient volumes. Until mid-2008, there was an industry-wide shortage of silicon-related materials. While we do not believe a similar industry-wide shortage of silicon-related materials will re-occur in the short term because of current market conditions and the expansion of silicon and silicon wafer manufacturing capacity in recent years, we cannot assure you that market conditions will not again rapidly change or we will always be able to obtain sufficient quantities of silicon-related materials in a timely manner. We may experience actual shortages of silicon-related materials or late or failed delivery for the following reasons:
•	the terms of our silicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled as a result of our ongoing re-negotiations with them;
•
there are a limited number of silicon and silicon wafer suppliers, and many of our competitors also purchase silicon-related materials from these suppliers and may have longer and stronger relationship with these suppliers than we do;

•
some of our silicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient silicon or silicon wafers to satisfy their contractual obligations to us; and

•
our purchase of silicon-related materials is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

If we fail to obtain delivery of silicon-related materials in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues. Our failure to obtain the required amounts of silicon-related materials on time and at commercially reasonable prices could substantially limit our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes.
We currently have a significant amount of debt outstanding. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.
The principal amount of our total bank borrowings outstanding was RMB668.9 million (US$101.4 million) as of December 31, 2010 of which RMB318.9 million (US48.3 million) were short-term bank borrowings. In addition, we had US$172.5 million principal amount of convertible bonds, with fair value of RMB687.4 million (US$104.2 million), outstanding as of December 31, 2010. Our debt could have a significant impact on our future operations and cash flow, including:
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
Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We may not be able to generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, to sell our assets, to reduce or delay our capital investments, or to seek additional equity or debt financing. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations and limit our ability to obtain the financing required to fund future capital expenditures and working capital. As a result, our ability to plan for, or react effectively to, changing market conditions may be adversely and materially affected.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
We typically require a significant amount of cash to fund our operations. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. The principal amount of our total bank borrowings outstanding was RMB668.9 million (US$101.4 million) as of December 31, 2010. We cannot assure you that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;
•	general market conditions for financing activities by manufacturers of PV and related products; and
•	economic, political and other conditions in the PRC and elsewhere in the world.
If we are unable to obtain necessary financing in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.
We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, our expansion may be materially and adversely affected.
A substantial majority of our revenue has been generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:
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
Changes in international trade policies and international barriers to trade may adversely affect our ability to export our products worldwide.
As our manufacturing facility and some of our customers are located in China, we and our customers may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this annual report. Although we believe we will not be directly affected by the results of this investigation, there can be no assurance that any government or international trade body will not institute adverse trade policies or remedies against exports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.
If we are unable to compete in the highly competitive PV market, our revenue and profits may decrease and we may lose market share.
The PV market is very competitive. We face competition from a number of PV manufacturers, including domestic, foreign and multinational corporations. We believe that the principal competitive factors in the markets for our products are:
•	manufacturing capacity;
•	power efficiency;
•	product offerings and quality of products;
•	price;
•	strength of supply chain and distribution network;
•	after-sales services; and
•	brand name recognition.

Many of our current and potential competitors have longer operating histories, access to larger customer bases and resources and significantly greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. For instance, several semiconductor manufacturers have already announced their intention to commence production of PV cells and PV modules. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.
In addition, the PV market in general competes with other sources of renewable energy as well as conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could be materially and adversely affected.
Our profitability depends on our ability to respond to rapid market changes in the PV industry, including by developing new technologies and offering additional products and services.
The PV industry is characterized by rapid changes in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to develop, or obtain access to, advances in technologies on a continuous basis in order for us to respond to competitive market conditions and customer demands. In addition, advances in technologies typically lead to declining average selling prices for products using older technologies or make our current products less competitive or obsolete. As a result, the profitability of any given product, and our overall profitability, may decrease over time.
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
Moreover, in response to the rapidly evolving conditions in the PV industry, we started to expand our business downstream to provide system integration products and services in 2010. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the system integration sector. We cannot assure you that we will succeed in expanding our business downstream. If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue penetrating the PV market, as well as our results of operations and profitability, will be materially and adversely affected.
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
We are pursuing expansion into PV system integration services through our subsidiary, Shanghai Linyang Solar Technology Co., Ltd., or Solar Shanghai, and we may pursue upstream silicon feedstock sourcing through strategic partnerships and investments in the future. We may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers. They may also require significant attention from our management, which could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies.

Strategic acquisitions, investments and alliances with third parties may be expensive to implement and could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Moreover, strategic acquisitions, investments and alliances subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. As a result, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, results of operations and profitability.
Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability or warranty claims against us could result in adverse publicity and potentially significant monetary damages.
Our PV products are typically sold with a two to five-year unlimited warranty for technical defects, a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2008, 2009 and 2010, our accrued warranty costs for the two to five years warranty against technical defects totaled RMB48.6 million, RMB73.5 million and RMB131.7 million (US$20.0 million), respectively. If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations.
In addition, we purchase silicon-related materials and other components that we use in our products from third parties. Unlike PV modules, which are subject to certain uniform international standards, silicon-related materials generally do not have uniform international standards, and it is often difficult to determine whether product defects are caused by defects in silicon, silicon wafers or other components of our products or caused by other reasons. Even assuming that our product defects are caused by defects in raw materials, we may not be able to recover our warranty costs from our suppliers because the agreements we entered into with our suppliers typically contain no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means, or damage our market reputation and cause our sales to decline.
As with other PV product manufacturers, we are exposed to risks associated with product liability claims if the use of the PV products we sell results in injury, death or damage to property. We cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. See “— We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.”
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

One of our existing shareholders has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders.
Hanwha Solar owns approximately 49.8% of our outstanding share capital as of April 22, 2011. Pursuant to a shareholder agreement between Hanwha Solar and our company dated September 16, 2010, Hanwha Solar has the right to designate three directors to our board and veto major corporate actions. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of our ADSs. In addition, without the consent of Hanwha Solar, we could be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders.
Existing regulations and policies governing the electricity utility industry, as well as changes to regulations and policies affecting PV products, may adversely affect demand for our products and materially reduce our revenue and profits.
The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continue to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.
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
The lack or inaccessibility of subsidies or financing for off-grid solar energy applications could cause our sales to decline.
Some of our products are used for “off-grid” solar energy applications in developed and developing countries, where solar energy is provided to end users independent of an electricity transmission grid. In some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If existing subsidies or financing programs for off-grid solar energy applications are eliminated or if financing becomes inaccessible, the growth of the market for off-grid solar energy applications may be materially and adversely affected, which may cause our sales to decline.
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technologies can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. Furthermore, any such litigation may be costly and may divert management attention away from our business as well as require us to expend other resources. We have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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
Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of April 30, 2011, we had 20 issued patents and 14 pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services or fail to recruit new qualified personnel.
Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new directors and officers, particularly those with a significant mix of both international and China-based PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of these directors and executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these directors and executive officers reside and hold some of their assets, particularly in light of uncertainties associated with the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.
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
The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.
Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2010 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.
We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, a natural disaster such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts or wars, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, it may not be able to fully cover losses caused by the business interruption because business interruption insurance available in China offers limited coverage compared to that offered in many other countries.
We are also exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury, death or damage to property. Due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we only have limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments, which could materially and adversely affect our business, financial condition and results of operations.
Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.
We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by products of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. We are in all material respects in compliance with current PRC environmental regulations to conduct our business as it is presently conducted. Although we have not suffered material environmental claims in the past, failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as our financial condition and results of operations.

The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive, requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment, or the RoHS Directive, restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Currently, we are not required under the WEEE or RoHS Directives to collect, recycle or dispose any of our products. However, the Directives allow for future amendments subjecting additional products to the Directives’ requirements. If, in the future, our PV products become subject to such requirements, we may be required to apply for an exemption. If we were unable to obtain an exemption, we would be required to redesign our PV products in order to continue to offer them for sale within the European Union, which would be impractical. Failure to comply with the Directives could result in fines and penalties, inability to sell our PV products in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.
Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.
On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax, or the EIT, which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises, or FIEs, are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. The EIT also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises is transitioning to the uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the EIT, may continue to be enjoyed until the end of the holiday. Hanwha SolarOne (Qidong) Co., Ltd. or SolarOne Qidong, our wholly owned operating subsidiary in China, was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. If SolarOne Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.
In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Tax Law, the EIT and the related implementing rules, SolarOne Qidong was exempted from enterprise income tax in 2005 and 2006, and was taxed at a reduced rate of 12% in 2007, 12.5% in 2008, 12.5% in 2009 and 15% in 2010. The “high and new technology enterprise” status of SolarOne Qidong will expire in October 2011. SolarOne Qidong has re-applied for the “high and new technology enterprise” qualification and expects to receive a response from the government regarding the application by August 2011. If SolarOne Qidong’s application is approved, SolarOne Qidong will continue to enjoy a preferential income tax rate of 15% in 2011, 2012 and 2013, and otherwise SolarOne Qidong will be subject to an income tax rate of 25% from 2011. In 2010, we recorded a provision of RMB116.1 million (US$17.6 million) for unrecognized tax benefits related to SolarOne Qidong due to the uncertainty as to whether it would meet certain requirements of “high and new technology enterprise” status during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%. From 2005 until the end of 2009, SolarOne Qidong was also exempted from the 3% local income tax.
Any reduction or elimination of the preferential tax treatments currently enjoyed by us may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our financial condition and results of operations.
Under the EIT, we may be classified as a “Resident Enterprise” of the PRC. Such classification would likely result in negative tax consequences to us and could result in negative tax consequences to our non-PRC shareholders and ADS holders.
Under the EIT, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT. According to the Implementation Regulations for the EIT of the PRC issued by the State Council on December 6, 2007, a de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict application of the EIT and its Implementation Regulations. As of December 31, 2010, we recorded unrecognized tax benefits of RMB143.5 million (US$21.7 million), RMB27.4 million (US$4.1 million) of which was recorded because based on our judgment, we may be deemed as a PRC tax resident pursuant to the EIT. If Hanwha SolarOne Co., Ltd., our holding company, or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Hanwha SolarOne or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

In addition, although the EIT provides that dividend income payments between qualified “resident enterprises” are exempted from the 10% withholding tax, it is still not free of doubt whether we will be considered to be a qualified “resident enterprise” under the EIT. If we are considered a “non-resident enterprise,” dividends paid to us by our subsidiaries in the PRC (through our holding company structure), if any, may be subject to the 10% withholding tax. If we are deemed by the PRC tax authorities to be a “resident enterprise” and declare dividends, under the existing Implementation Regulations of the EIT, dividends paid by us to our shareholders and ADS holders, which are “non-resident enterprises” and do not have an establishment or place of business in the PRC, or which have such an establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, might be subject to PRC withholding tax at 10% or a lower treaty rate.
Similarly, any gain realized on the transfer of ADSs or shares by non-PRC investors, which are “non-resident enterprises,” is also subject to PRC withholding income tax at 10% or a lower treaty rate if such gain is regarded as income derived from sources within the PRC.
According to the Law of the People’s Republic of China on the Individual Income Tax, or the IIT, as amended, PRC income tax at the rate of 20% is applicable to dividends payable to individual investors if such dividends are regarded as income derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by individual investors is also subject to PRC tax at 20% if such gain is regarded as income derived from sources within the PRC. If we are deemed by the PRC tax authorities as a “resident enterprise,” the dividends we pay to our individual investors with respect to our ordinary shares or ADSs, or the gain the individual investors may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax at 20% or a lower treaty rate.
Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.
Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.
A substantial portion of our sales is denominated in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi. As a result, the revaluation of the Renminbi starting in July 2005 has increased, and further revaluations could further increase, our costs. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB35.2 million, RMB23.8 million and RMB89.3 million (US$13.5 million) in 2008, 2009 and 2010, respectively. In particular, a substantial portion of our net revenues is currently denominated in Euros. Since December 2009, the Euro has fluctuated significantly. A depreciation of the Euro may also have a negative impact on the selling prices of our products in Renminbi terms. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.
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
We conduct substantially all of our business through our operating subsidiary in the PRC, SolarOne Qidong, a Chinese wholly foreign-owned enterprise. SolarOne Qidong is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.
We are a holding company and conduct substantially all of our business through our operating subsidiary, SolarOne Qidong, which is a limited liability company established in China. The payment of dividends by entities organized in, if any, China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. SolarOne Qidong is also required to set aside at least 10% of its annual after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, SolarOne Qidong is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if SolarOne Qidong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.
A portion of our revenue and a substantial portion of our expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, SolarOne Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
Foreign exchange transactions by SolarOne Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if SolarOne Qidong borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance SolarOne Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of SolarOne Qidong to obtain foreign exchange through debt or equity financing.
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
We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer of Non-PRC Resident Enterprises.
Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers its equity interests in a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, it will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable gain of the transaction.

There is uncertainty as to the application of SAT Circular 698. The relevant PRC authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in a foreign jurisdiction and how a foreign investor shall report to the competent tax authority an Indirect Transfer. SAT Circular 698 states that it does not apply to purchases or sales of stock on a stock exchange. If we transfer our equity interest in our PRC subsidiaries or when our non-resident investors transfer their shares, we or our non-resident investors may be taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investment in us.
Labor laws in the PRC may adversely affect our results of operations.
On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.
We face risks related to health epidemics and other outbreaks.
Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. Some Asian countries, including China, encountered incidents of the H5N1 strain of bird flu, or avian flu in 2007 and early 2008. In 2009, there were outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including China. Any future outbreak of SARS, avian flu, swine flu or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Risks Related to Our Ordinary Shares and ADSs
The market price of our ADSs may be volatile.
The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to June 2, 2011, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$2.30 per ADS to a high of US$37.64 per ADS.
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
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws.
ITEM 4 INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced operations through SolarOne Qidong, formerly known as Jiangsu Linyang Solarfun Co., Ltd., in August 2004. SolarOne Qidong was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Hanwha SolarOne, formerly known was Solarfun Power Holdings Co., Ltd., in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Hanwha SolarOne Investment Holding Ltd., formerly known as Linyang Solar Power Investment Holding Ltd., or SolarOne BVI, in the British Virgin Islands on May 17, 2006. SolarOne BVI is wholly owned by Hanwha SolarOne. SolarOne BVI purchased all of the equity interests in SolarOne Qidong on June 2, 2006. On May 16, 2007, SolarOne BVI established a wholly owned subsidiary, Hanwha SolarOne Hong Kong Limited, formerly known as Solarfun Power Hong Kong Limited, or SolarOne Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang Solar Technology Co., Ltd., or Solar Shanghai, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Hanwha Solar Engineering Research and Development Center Co., Ltd., formerly known as Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd., or Solar R&D, respectively, to expand our business into new markets and sectors. We acquired a 52% interest in Hanwha SolarOne Technology Co., Ltd., formerly known as Jiangsu Yangguang Solar Technology Co., Ltd., or SolarOne Technology, in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Hanwha SolarOne U.S.A. Inc., formerly known as Solarfun Power U.S.A. Inc., or SolarOne U.S.A., as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong, for a consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Hanwha SolarOne Deutschland GmbH, formerly known as Solarfun Power Deutschland GmbH, or SolarOne Deutschland, in Germany to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% equity interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd., formerly known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd., or Solar Engineering, in May 2010 under SolarOne Qidong to engage in the solar power project business.
In September 2010, we issued and sold to Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares shall remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly-owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE and PVC, products.
In November 2010, we issued and sold 9,200,000 ADSs with an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company as before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million. As a result of these transactions, Hanwha Solar owns an approximately 49.8% equity interest in our company. We changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. In April 2011, we established Nantong Hanwha Import & Export Co., Ltd., or Nantong Hanwha I&E, under SolarOne Qidong to engage in import and export of PV products and technology and Hanwha SolarOne (Nantong) Co., Ltd., or SolarOne Nantong, under SolarOne Hong Kong to develop, manufacture and sell PV products.
Our principal executive offices are located at 888 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China. Our telephone number at this address is (86-513) 8330-7688 and our fax number is (86-513) 8311-0367. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.hanwha-solarone.com. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
We made capital expenditures of RMB1,169.0 million, RMB324.7 million and RMB670.8 million (US$101.6 million) in 2008, 2009 and 2010, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. Based on the current market conditions, we expect to incur capital expenditures of US$450.0 million for 2011, which will be used primarily for purchasing manufacturing equipment and building production facilities in Nantong, Qidong and Lianyungang, Jiangsu Province. We plan to fund the balance of our capital expenditure requirements for 2011 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.
B. Business Overview
Overview
We are a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules in China. We manufacture a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. We also provide PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third party distributors. In 2010, we sold our products to over 50 customers, mostly in Germany, Italy, Australia, the United States, the Czech Republic, Spain and China. We conduct our business in China through our operating subsidiary.
As of April 30, 2010, we had 1,000 MW of annual PV module production capacity and 700 MW of annual PV cell production capacity. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 17.3% to 18.3% and 15.5% to 17.0%, respectively, in 2010. In addition, we had 415 MW of annual ingot production capacity and 500 MW of annual wire sawing capacity as of April 30, 2010. We plan to expand our PV module production capacity from 1,000 MW to 1,500 MW, PV cell production capacity from 700 MW to 1,300 MW, ingot production capacity from 415 MW to 1,000 MW and wire sawing capacity from 500 MW to 1,000 MW by the end of 2011.

Our net revenues decreased from RMB4,949.1 million in 2008 to RMB3,778.3 million in 2009, but increased to RMB7,527.0 million (US$1,140.5 million) in 2010. Our consolidated net income increased from a net loss of RMB265.9 million in 2008 to a net loss of RMB144.9 million in 2009, and net income of RMB757.4 million (US$114.8 million) in 2010.
Our Products and Services
Our products primarily include silicon ingots, silicon wafers, PV cells and PV modules. Since 2009, substantially all of the ingots, wafers and PV cells we produced have been used for our own PV module production. We also provide PV module processing services.
Our Products
PV Cells
A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(EM)	Power (W)

Monocrystalline silicon cell	125 × 125	17.3 – 18.3%	180 – 200	2.68 – 2.84
	156 × 156	17.3 – 18.3%	180 – 200	4.13 – 4.37
Multicrystalline silicon cell	156 × 156	15.5 – 17.0%	180 – 200	3.77 – 4.13
The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 17.3% to 18.3% and 15.5% to 17.0%, respectively, in 2010.
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
In an effort to further improve our technological capability, we plan to adopt selective emitter technology in our existing cell production lines with an annual production capacity of 160 MW in the second half of 2011.
PV Modules
A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5 W to 295 W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 185 W and 285 W. We sell approximately 51% of our PV modules under our proprietary “Solarfun” and “SolarOne” brand names, and approximately 49%, respectively, of our PV modules under the brand names of our customers.

The following table sets forth the types of PV modules we manufacture with the specifications indicated:

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)
Monocrystalline silicon	1580 × 808 × 45	14	160–195
	1494 × 1000 × 45	17	170–225
	1652 × 1000 × 50	21	200–255
	1966 × 1000 × 50	26	250–300

Multicrystalline silicon	1580 × 808 × 45	14	160–195
	1494 × 1000 × 45	17	170–225
	1652 × 1000 × 50	21	200–255
	1966 × 1000 × 50	26	250–300
We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.
Ingots and Wafers
We also manufacture ingots through SolarOne Technology, an ingot plant that commenced operations in October 2007. As of April 30, 2011, we operated 40 monocrystalline ingot production furnaces and 52 multicrystalline ingot production furnaces, with up to 415 MW of annual manufacturing capacity. The ingots manufactured by SolarOne Technology are generally used for our manufacture of wafers.
In order to further integrate our production upstream, SolarOne Qidong has purchased and installed 66 units of wire saws equipment, which can be used to slice ingots into wafers, and achieved annual wire sawing capacity of 500 MW. The wafers manufactured by SolarOne Qidong are generally used for our manufacture of PV cells and PV modules.
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
In response to the rapidly evolving conditions in the PV industry, we started to expand our business downstream to provide system integration services in 2010. Our PV system integration services may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services through our subsidiary, Hanwha Solar Electric Power Engineering Co., Ltd., or Solar Engineering.
Raw Materials Supply Management
Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials. The aggregate costs attributable to our five largest raw materials suppliers in 2008, 2009 and 2010 were 42.0%, 51.6% and 40.0%, respectively, of our total raw material purchases.
We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. As of December 31, 2008, 2009 and 2010, we had RMB488.6 million, RMB277.6 million and RMB459.5 million (US$69.6 million), respectively, of raw materials in inventory.
Silicon-based Raw Materials
Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 6-inch, 6.5-inch, 7-inch and 8-inch wafers in our production. PV cells can be manufactured on our production lines using both types of silicon wafers with certain temporary adjustments to the production line. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during periods of silicon supply shortages.

We purchase all of our silicon and approximately 40% of our ingots and silicon wafers from third-party suppliers. We purchase silicon, ingots and wafers from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. We use ingots manufactured by SolarOne Technology, one of our wholly owned subsidiaries, in our manufacturing process. Currently, our principal silicon suppliers include Samsung Corporation, Ya An Yongwang Silicon Co., Ltd., or Yongwang, GCL Silicon Technology Holdings Limited, or GCL, Solar Power Industries, or SPI, and Chongqing Daqo New Energy Co., Ltd., or Daqo.
We procure a significant portion of our silicon and silicon wafers from suppliers under multi-year supply agreements. Each of our existing multi-year supply agreements provides for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement, except one agreement we entered into in 2010 where the price is pre-determined without any future adjustment. We procure our remaining silicon and silicon wafer supplies from short-term supply agreements and the spot market.
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we have established supply arrangements with a number of silicon and silicon wafer suppliers, including a 11-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK and E-mei. Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafers have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. Due to the significant decrease in prices of silicon and silicon wafers, we re-negotiated all of our multi-year supply agreements that were in place as of December 31, 2009, except the agreement with LDK. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability.”
We acquired a 52% equity interest in SolarOne Technology in July 2007 and acquired the remaining 48% equity interest in August 2008. The key raw material for our production of ingots is polysilicon. We purchase polysilicon primarily from GCL, Yongwang and Daqo.
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
Production
We manufacture our wafers, PV cells and PV modules through SolarOne Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 79,138 square meters in Qidong, Jiangsu Province, China. We commenced commercial production on our first PV cell production line in November 2005 and had 1,000 MW of annual PV module capacity and 700 MW of annual PV cell production capacity as of April 30, 2010. We had 54 multicrystalline silicon wafer wire saws and 12 monocrystalline silicon wafer wire saws, with a total annual manufacturing capacity of 500 MW as of April 30, 2010. We produce multicrystalline and monocrystalline silicon wafers with a dimension of 156 mm x 156 mm and 125 mm x 125 mm, respectively. The thickness of our silicon wafers is between 180 and 220 microns.
We manufacture our silicon ingots through SolarOne Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 33,730 square meters in Lianyungang, Jiangsu Province, China. SolarOne Technology commenced its operations in October 2007. As of April 30, 2010, we operated 40 monocrystalline ingot production furnaces and 52 multicrystalline ingot production furnaces, with up to 415 MW of annual manufacturing capacity.
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
Capacity Expansion and Technology Upgrade Plans
As of April 30, 2010, we had 1,000 MW of annual PV module production capacity and 700 MW of annual PV cell production capacity in commercial operation. We plan to expand our PV module production capacity from 1,000 MW to 1,500 MW by the end of 2011 and our PV cell production capacity from 700 MW to 1,300 MW by the end of 2011. We also plan to expand our annual ingot production capacity from 415 MW to 1,000 MW and annual wire sawing capacity from 500 MW to 1,000 MW by the end of 2011. We are constructing manufacturing buildings in Qidong and Lianyungang, Jiangsu Province to accommodate our planned expansion of production capacities. In December 2010, we entered into an investment letter of intent with Nantong Economic and Technological Development Zone to build cell and module production facilities with an annual production capacity of 2 GW in Nantong, Jiangsu Province. We plan to complete the first phase of the cell and module production facilities with an annual production capacity of 1 GW in three years. As one of our key strategies, we intend to continuously improve the conversion efficiency of our solar products. We plan to adopt selective emitter technology in our existing cell production lines with an annual production capacity of 160 MW in the second half of 2011.
The expansion plans and capacities indicated above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. Based on the current market conditions, we expect to incur capital expenditures of US$450.0 million for 2011, which will be used primarily for purchasing manufacturing equipment and building production facilities in Nantong, Qidong and Lianyungang, Jiangsu Province. We plan to fund the balance of our capital expenditure requirements for 2011 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

Sales and Distribution
We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.
Customers that accounted for a significant portion of our total net revenues in 2010 included Qcells SE, Rusol, Conergy, Isolux Ingenieria SA, Meridian Solarpark XXXIII GMBH, Schüco, Scatec and Nobility Solar Projects. Our five largest customers accounted for an aggregate of 53.2%, 65.3% and 51.9% of our net revenues in 2008, 2009 and 2010, respectively. Our largest customer in 2008, 2009 and 2010 accounted for 22.2%, 41.4% and 33.6% of our net revenues of the respective year.
We have established two wholly owned subsidiaries, namely SolarOne U.S.A. and SolarOne Deutschland, to market our products and provide customer support and service in these markets. The following table sets forth our net revenues by geographic region, based on the location that our invoices are sent to, and the percentage contribution of each of these regions to our net revenues, for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Net		Net		Net	Net
	Revenues	% of Net	Revenues	% of Net	Revenues	Revenues	% of Net
Region	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Germany	2,637,434	53.3%	2,668,477	70.6%	4,706,767	713,146	62.5%
Spain	1,246,305	25.2%	37,326	1.0%	131,166	19,874	1.7%
PRC	329,153	6.7%	177,478	4.7%	591,143	89,567	7.9%
Italy	119,272	2.4%	4,446	0.1%	572,420	86,730	7.6%
Australia	32,589	0.6%	177,637	4.7%	407,261	61,706	5.4%
Czech Republic	—	—	245,814	6.5%	165,906	25,137	2.2%
USA	5,976	0.1%	17,306	0.5%	436,747	66,174	5.8%
Others	578,339	11.7%	449,832	11.9%	515,583	78,119	6.9%

Total	4,949,068	100.0%	3,778,316	100.0%	7,526,993	1,140,453	100.0%
In 2010, we shipped our products to over 40 customers. In 2008, 2009 and 2010, customers accounting for 10.0% or more of our net revenues collectively accounted for 22.2%, 41.4% and 33.6% of our net revenues, respectively, and sales to our largest customer accounted for 22.2%, 41.4% and 33.6% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.
Warranty
We provide a two to five-year warranty for technical defects and a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international customer support team. We provided RMB46.6 million, RMB33.7 million and RMB67.6 million (US$10.2 million) in warranty costs for the two to five-year warranty against technical defects in 2008, 2009 and 2010, respectively.
Intellectual Property and Proprietary Rights
Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.
As of April 30, 2011, we had been granted 20 patents by the State Intellectual Property Office of China and had 14 patent applications pending in China. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.
We have registered “Solarfun,” our trademark for our PV cells and modules, with the China Trademark Office and the International Bureau of the World Intellectual Property Organization, which allow us to use this trademark in China, Singapore and the United States.
On January 10, 2011, we filed the application to register our new trademark, “Hanwha SolarOne”, with the International Bureau for Intellectual Property. We started to use the new trademark in May 2011.

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
Our main overseas competitors are, among others, Mitsubishi Electric Corporation, Sharp Corporation and Sunpower Corporation. Our primary competitors in China include Suntech Power Holdings Co., Ltd., Trina Solar Ltd., Yingli Green Energy Holdings Co., Ltd. and Canadian Solar Inc. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and produce upstream silicon and silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon and silicon wafers.
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
Insurance
We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies. We also maintain business interruption insurance, product liability insurance, product quality guarantee insurance and export credit insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, our existing insurance policies may not be sufficient to insulate us from all losses and liabilities that we may incur.
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
In January 2006, the NDRC issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy in June 2006, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the PV industry.
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
On May 27, 2010, the Ministry of Housing and Urban-Rural Development issued the City Illumination Administration Provisions, or the Illumination Provisions, effective as of July 1, 2010. The Illumination Provisions encourage the installation and use of renewable energy systems such as PV systems in the process of construction and re-construction of city illumination projects.
On March 8, 2011, the Notice on Further Promotion of Buildings with Renewable Energy, or the Notice, was jointly released by the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development. The Notice expressly specifies the goal of promoting the application of renewable energy in buildings under the Twelfth Five-Year Plan is to substantially improve the proportion of renewable energy used in buildings, including solar energy, shallow geothermal energy and biomass energy, so that the consumption of renewable energy in buildings shall account for over 15% of the total building energy consumption by the end of 2020. The Twelfth Five-Year Plan promotes the use of renewable energy in buildings. The Twelfth Five-Year Plan mandates that efforts shall be made to increase the gross floor areas of buildings serviced by renewable energy to over 2.5 billion square meters and to use renewable energy to substitute 30 million coal by the end of 2015.
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
Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as SolarOne Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations are, under the regulation of the State Council, gradually becoming subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.
In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, SolarOne Qidong was exempted from state and local enterprise income tax in 2005 and 2006 and was taxed at a reduced rate of 12% in 2007, 12.5% in 2008 and 12.5% in 2009 and 15% in 2010. The “high and new technology enterprise” status of SolarOne Qidong will expire in October 2011. SolarOne Qidong has re-applied for the “high and new technology enterprise” qualification and expects to receive a response from the government regarding the application by August 2011. If SolarOne Qidong’s application is approved, SolarOne Qidong will continue to enjoy a preferential income tax rate of 15% in 2011, 2012 and 2013; and otherwise SolarOne Qidong will be subject to an income tax rate of 25% from 2011. From 2005 until the end of 2009, SolarOne Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, SolarOne Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of SolarOne Qidong resulting from our contribution to SolarOne Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and was entitled to a reduced tax rate of 12.5% for the three years thereafter. In 2010, we recorded a provision of RMB116.1 million (US$17.6 million) for unrecognized tax benefits related to SolarOne Qidong due to the uncertainty as to whether this subsidiary would meet certain requirements of “high and new technology enterprise” status during its annual self-assessment in order to be eligible for the reduced EIT. In addition, our subsidiaries, SolarOne Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.
Pursuant to SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, if a non-resident enterprise transfers its equity interests in a PRC resident indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, it will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable gain of the transaction. SAT Circular 698 states that it does not apply to purchases or sales of stock on a stock exchange.
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

C. Organizational Structure
Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, became our largest shareholder through a series of transactions in September 2010. Hanwha Solar, a company that engages in solar business, is a wholly-owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE, and PVC products. After Hanwha Solar became our largest shareholder, we changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. We also changed the names of our subsidiaries. The diagram below sets forth the entities directly or indirectly controlled by us as of April 30, 2011.

Our Company
(Cayman Islands)
100%
Hanwha SolarOne U.S.A. Inc.(1)
(United States)
100%
Hanwha SolarOne Investment Holding Ltd.(2)
(British Virgin Islands)
100%
Hanwha SolarOne Hong Kong Limited(3)
(Hong Kong)
100%
Hanwha SolarOne (Nantong) Co., Ltd.
(PRC)
100%
Hanwha SolarOne (Qidong) Co., Ltd.(4)
(PRC)
100%
Hanwha SolarOne Deutschland GmbH(5)
(Germany)
100%
Shanghai Linyang Solar Technology Co., Ltd.
(PRC)
100%
Hanwha Solar Engineering Research and Development Center Co., Ltd.(6)
(PRC)
100%
Hanwha SolarOne Technology Co., Ltd.
(PRC)(7)
100%
Hanwha Solar Electric Power Engineering Co., Ltd.
(PRC)(8)
100%
Nantong Hanwha Import & Export Co., Ltd.
(PRC)

Notes:

(1)	Formerly known as Solarfun Power U.S.A. Inc.;

(2)	Formerly known as Linyang Solar Power Investment Holding Ltd.;

(3)	Formerly known as Solarfun Power Hong Kong Limited;

(4)	Formerly known as Jiangsu Linyang Solarfun Co., Ltd.;

(5)	Formerly known as Solarfun Power Deutschland GmbH;

(6)	Formerly known as Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd.;

(7)	Formerly known as Jiangsu Yangguang Solar Technology Co., Ltd.; and

(8)	Formerly known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd.

D. Property, Plant and Equipment
Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of 258,319 square meters, which expire between 2053 and 2060. We own office and manufacturing facilities for a total gross floor area of 79,138 square meters in Qidong, Jiangsu Province. We leased an office of 3,600 square meters in Qidong, Jiangsu Province from Linyang Electronics, which will expire on January 8, 2012. To facilitate our capacity expansion, we leased manufacturing facilities with a total gross floor area of approximately 45,500 square meters and dormitories with a total gross floor area of approximately 39,635 square meters in Qidong, Jiangsu Province. The leases will expire between June 2011 and January 2013, when our new facilities are expected to be put into use. In addition, SolarOne Technology holds the land use rights for a total area of approximately 976,905 square meters and owns office and manufacturing facilities for a total gross floor area of 33,730 square meters in Lianyungang, Jiangsu Province. We also renewed the lease of a gross floor area of approximately 1,500 square meters for our Hanwha SolarOne Engineering, Research and Development Center Co., Ltd. in Shanghai in May 2010, and the renewed lease will expire in May 2014. We entered into a contract with Qidong Huahong Electronics Co., Ltd., a company controlled by Mr. Yonghua Lu, our former chairman, to lease an office with a gross floor area of 1,116 square meters from September 1, 2010 to August 31, 2013. In 2008, 2009 and 2010, our rental expenses were RMB6.3 million, RMB9.6 million and RMB9.4 million (US$1.4 million), respectively.
As of April 30, 2010, we had an annual PV module production capacity of 1,000 MW and an annual PV cell production capacity of 700 MW. As of April 30, 2010, we also had 415 MW of annual ingot production capacity and 500 MW of annual wire sawing capacity.
We believe that our existing facilities are adequate and suitable to meet our present needs. We are now constructing buildings in Qidong and Lianyungang to accommodate our planned expansion of production capacity. In December 2010, we entered into an investment letter of intent with Nantong Economic and Technological Development Zone to build cell and module production facilities with an annual production capacity of 2 GW in Nantong, Jiangsu Province. We plan to complete the first phase of the cell and module production facilities with an annual production capacity of 1 GW in three years.
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
A. Operating Results
Overview
We are a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules in China. We manufacture a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. Since 2009, substantially all of the ingots, wafers and PV cells we produced have been used for our own PV module production. We also provide PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third-party distributors.
We commenced operations on August 27, 2004 through SolarOne Qidong. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of SolarOne Qidong. In anticipation of our initial public offering, we incorporated Hanwha SolarOne in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating SolarOne BVI in the British Virgin Islands on May 17, 2006. SolarOne BVI is wholly owned by Hanwha SolarOne. SolarOne BVI purchased all of the equity interests in SolarOne Qidong on June 2, 2006 from Linyang Electronics and the three other shareholders of SolarOne Qidong for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. On May 16, 2007, SolarOne BVI established a wholly owned subsidiary, SolarOne Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Solar Shanghai, Sichuan Jiayang and Solar R&D, respectively, to expand our business into new markets and sectors. We acquired a 52% equity interest in Solar Technology in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, SolarOne U.S.A., as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong for consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, SolarOne Deutschland in Germany, to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd. in May 2010 under SolarOne Qidong to engage in the solar power project business.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical Corporation, or Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE and PVC products. Under such share purchase agreement, Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares shall remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to US$78.2 million. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. As a result of these transactions, Hanwha Solar owns an approximately 49.8% equity interest in our company. We changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. In April 2011, we established Nantong Hanwha Import & Export Co., Ltd., or Nantong Hanwha I&E, under SolarOne Qidong to engage in import and export of PV products and technology and Hanwha SolarOne (Nantong) Co., Ltd., or SolarOne Nantong, under SolarOne Hong Kong to develop, manufacture and sell PV products.
We shipped 172.8 MW, 313.4 MW and 797.9 MW of PV modules (including PV module processing) in 2008, 2009 and 2010, respectively. The average selling price of our PV modules (excluding PV module processing) was RMB26.77, RMB15.27 and RMB11.58 (US$1.75) per watt in 2008, 2009 and 2010, respectively. In 2008, 2009 and 2010, 93.3%, 95.3% and 92.1%, respectively, of our net revenues were attributable to sales to customers outside of the PRC. Moreover, in 2008, 2009 and 2010, customers accounting for more than 10% of our net revenues accounted in the aggregate for 22.2%, 41.4% and 33.6%, respectively, of our net revenues.
Our net revenues decreased from RMB4,949.1 million in 2008 to RMB3,778.3 million in 2009, but increased to RMB7,527.0 million (US$1,140.5 million) in 2010. Our consolidated net income increased from a net loss of RMB265.9 million in 2008 to a net loss of RMB144.9 million in 2009, and increased to net income of RMB757.4 million (US$114.8 million) in 2010.
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

Industry Demand
Our business and revenue growth depends on PV industry demand. There has been significant growth in the PV market in the past decade. However, beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. In particular, the current credit crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Many of our customers have experienced difficulty in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and our customers may change their decision or change the timing of their decision to purchase our products. As a result, this lack of, and increase in the cost of, financing have lowered and may continue to lower demand for our products and reduced our net revenues. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in their future orders for our products, which in turn could have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks related to Our Company and Our Industry—Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trend.” From the second half of 2008 to the first half of 2009, increased manufacturing capacity in the industry also contributed to a decline in the selling price of PV products. As global economic condition began improving in the second half of 2009, demand for PV products began to increase during 2010, which contributed to an increase in the selling price of PV products in 2010 along with the decreased manufacturing capacity in 2010. Such increase was offset by the sale of inventory accumulated during the economic downturn. A large portion of our sales is denominated in Euros. The depreciation of Euro in the first half of 2010 and the appreciation of Euro in the second half of 2010 also contributed to the change of our average selling price per watt of our PV modules in 2010.
The average selling price per watt of our PV modules decreased from RMB26.77 in 2008 to RMB15.27 in 2009 and RMB11.58 (US$1.75) in 2010. The average selling price per watt of our PV modules decreased from RMB13.3 in the last quarter of 2009 to RMB12.01 in the first quarter of 2010 and RMB11.19 in the second quarter of 2010 and rebounded to RMB11.72 and RMB11.82, respectively, in the third and fourth quarter of 2010. The change in the average selling price per watt of our PV modules is consistent with the industry trend.
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
We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling prices of our products started to decline in the fourth quarter of 2008. The average selling price per watt of our PV modules (excluding PV module processing) decreased from RMB26.77 in 2008 to RMB15.27 in 2009, and to RMB11.58 (US$1.75) in 2010. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend. We expect that the prices of PV products will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of silicon and silicon wafers.
Price and Availability of Silicon and Silicon Wafers
Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant price increases. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. The prices in the agreements we entered into prior to mid-2008 were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement.
Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafer prices have fallen below the price we have contracted for with our long-term suppliers and continued to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier period of supply shortage. As a result, our write-down of inventories amounted to RMB413.8 million, RMB282.6 million and RMB134.5 million (US$20.5 million) in 2008, 2009 and 2010, respectively.
Due to the significant decrease in prices of silicon and silicon wafers, we re-negotiated all of our multi-year supply agreements that were in place as of December 31, 2009, except the agreement with LDK. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. Currently, there is only one multi-year supply agreement we entered into in 2010 where the price is pre-determined without any future adjustment. In 2010, the amount of our write-down of inventories attributable to the difference between spot market prices and the prices we have contracted for are not material. Silicon and silicon wafers secured through such multi-year supply agreements provided a significant portion of our silicon and silicon wafer needs in 2009 and 2010, and we expect these contracts will provide a significant portion of our anticipated silicon and silicon wafer needs for 2011. If we are unable to re-negotiate the prices of our existing multi-year supply agreements and the prices of silicon and silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected.

We have historically also acquired a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year and spot market purchases. The prices we pay for silicon and silicon wafers pursuant to short-term supply arrangements and spot market purchases vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations. All of our short-term supply arrangements have expired pursuant to their terms, and due to our expectations of market conditions, we anticipate fulfilling any needs for silicon and silicon wafers in excess of the volumes to be delivered under our multi-year supply agreements through purchases on the spot market, rather than through new short-term supply arrangements.
Manufacturing Capacity
Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we have significantly expanded our manufacturing capacity in recent years. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenues, and by lowering our manufacturing costs as a result of increased economies of scale.
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
We have expanded rapidly our manufacturing capacity since our establishment in August 2004. As a result, we produced 177.3 MW, 342.8 MW and 797.9 MW of PV modules in 2008, 2009 and 2010, respectively. The following table sets forth the production volume of silicon ingots, wafer PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2006		2007		2008		2009		2010
	(MW)		(MW)		(MW)		(MW)		(MW)

Volume of ingots produced	—		—		48.0		154.1		360.0
Volume of wafer produced	—		—		23.5		164.6		387.4
Volume of PV cells produced (including PV cell processing)	26.2	(1)	99.6	(2)	191.5	(3)	260.2	(4)	502.4	(5)
Volume of PV modules produced (including PV module processing)	19.6		87.2		177.3		342.8		758.9

Notes:

(1)	Of which 19.9 MW was used in our PV module production.

(2)	Of which 86.9 MW was used in our PV module production.

(3)	Of which 190.5 MW was used in our PV module production.

(4)	Of which 240.2 MW was used in our PV module production.

(5)	Of which 490.4 MW was used in our PV module production.
As of April 30, 2011, we had an annual PV module production capacity of 1,000 MW and an annual PV cell production capacity of 700 MW. As of April 30, 2011, we also had 415 MW of annual ingot production capacity and 500 MW of annual wire sawing capacity.
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
We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 17.3% to 18.3% and 15.5% to 17.0%, respectively, in 2010 and we are now able to process wafers as thin as 180 microns. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.

Net Revenues
We currently generate a substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials to third parties.
We commenced manufacturing and selling PV modules in February 2005, and had net revenues of RMB4,626.4 million, RMB3,375.6 million and RMB6,658.6 million (US$1,008.9 million) in 2008, 2009 and 2010, respectively.
We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2008, 2009 and 2010, our net revenues from the sale of PV cells were RMB253.1 million, RMB38.4 million and RMB100.6 million (US$15.2million), respectively.
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
In 2008, 2009 and 2010, a portion of our net revenues was derived from the sale of raw materials to our customers.
We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
We currently depend on a limited number of customers for a high percentage of our net revenues. Customers who individually accounted for more than 10% of our net revenues accounted for an aggregate of 22.2%, 41.4% and 33.6% of our net revenues in 2008, 2009 and 2010, respectively. From a geographic standpoint, Europe, particularly Germany, has been our largest market. Based on the location that our invoices are sent to, in 2008, 2009 and 2010, our sales to European customers accounted for 92.5%, 85.8% and 79.6%, respectively, of our net revenues, with German customers accounting for 53.3%, 70.6% and 62.5%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as the United States, Spain, Italy, Australia and China.
Sales to our customers are typically made through non-exclusive, short-term arrangements. Before the beginning of 2009, we generally required deposits of a certain percentage of the contract price from our customers which we recorded under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenues. In line with market trends, this practice of requiring our customers to make deposits is on the decline. Deposits we received increased from 2008 to 2009 despite the current market trends, primarily because we required deposits from certain of our customers based on their credit quality. As of December 31, 2008, 2009 and 2010, we had received deposits of RMB9.5 million, RMB59.7 million and RMB33.5 million (US$5.1 million), respectively.
Cost of Revenues and Operating Expenses
Cost of Revenues
The following table sets forth our cost of revenues and operating expenses and these amounts as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Net	Amount	% of Net	Amount		% of Net
	(RMB)	Revenues	(RMB)	Revenues	(RMB)	(US$)	Revenues
	(In thousands, except percentages)

Cost of revenues	(4,905,147)	99.1%	(3,341,936)	88.5%	(5,960,648)	(903,128)	79.2%

Operating expenses:
Selling expenses	(87,913)	1.8%	(105,454)	2.8%	(178,057)	(26,978)	2.4%
General and administrative expenses	(143,340)	2.9%	(180,989)	4.8%	(190,594)	(28,878)	2.5%
Research and development expenses	(19,679)	0.4%	(32,025)	0.8%	(53,500)	(8,106)	0.7%
Government grants	—	—%	—	—%	18,755	2,842	(0.2)%

Total operating expenses	(250,932)	5.1%	(318,468)	8.4%	(403,396)	(61,120)	5.4%

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
Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2008, 2009 and 2010, our inventory of raw materials totaled RMB488.6 million, RMB277.6 million and RMB459.5 million (US$69.6 million), respectively, of which RMB353.3 million, RMB146.8 million and RMB286.3 million (US$43.4 million), respectively, represented silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under either non-current assets or current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may not be able to recover such prepayments and would suffer losses.
Operating Expenses
Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.
Selling Expenses
Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. In 2008, 2009 and 2010, our selling expenses were RMB87.9 million, RMB105.5 million and RMB178.1 million (US$27.0 million), respectively. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future.
We provide a two to five-year warranty for technical defects and a 10-year limited warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2008, 2009 and 2010, our accrued warranty costs for the two to five-year warranty against technical defects totaled RMB48.6 million, RMB73.5 million and RMB131.7 million (US$20.0 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In 2008, 2009 and 2010, we provided RMB46.6 million, RMB33.7 million and RMB67.6 million (US$10.2 million), respectively, in warranty costs.
General and Administrative Expenses
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance and share compensation expenses. In 2008, 2009 and 2010, our general and administrative expenses were RMB143.3 million, RMB181.0 million and RMB190.6 million (US$28.9 million), respectively.

Research and Development Expenses
Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. In 2008, 2009 and 2010, our research and development expenses were RMB19.7 million, RMB32.0 million and RMB53.5 million (US$8.1 million), respectively. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will be similar or will increase in the future.
Share-based Compensation Charges
We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2010, options to purchase 4,910,650 ordinary shares have been granted and were outstanding under this plan.
We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2010, options to purchase 10,724,910 ordinary shares have been granted and were outstanding under this plan.
In 2008, 2009 and 2010, we recorded RMB34.8 million, RMB42.7 million and RMB32.0 million (US$4.8 million), respectively, as share-based compensation charges.
Taxation
PRC Enterprise Income Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT which took effect as of January 1, 2008. In accordance with the EIT and its Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as SolarOne Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulations of the State Council, gradually are becoming subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.
In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, SolarOne Qidong was exempted from state and local enterprise income tax in 2005 and 2006 and was taxed at a reduced rate of 12% in 2007, 12.5% in 2008, 12.5% in 2009, and 15% in 2010. The “high and new technology enterprise” status of SolarOne Qidong will expire in October 2011. SolarOne Qidong has re-applied for the “high and new technology enterprise” qualification and expects to receive a response from the government regarding the application by August 2011. If SolarOne Qidong’s application is approved, SolarOne Qidong will continue to enjoy a preferential income tax rate of 15% in 2011, 2012 and 2013; otherwise SolarOne Qidong will be subject to an income tax rate of 25% from 2011. In 2010, we recorded a provision of RMB116.1 million (US$17.6 million) for unrecognized tax benefits related to SolarOne Qidong due to the uncertainty as to whether this subsidiary would meet certain requirements of “high and new technology enterprise” status during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%. From 2005 until the end of 2009, SolarOne Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, SolarOne Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of SolarOne Qidong resulting from our contribution to SolarOne Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and is entitled to a reduced tax rate of 12.5% for the three years thereafter. If SolarOne Qidong no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase. Our subsidiaries, SolarOne Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.

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
Revenue Recognition
Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell PV cells and silicon ingots. We record revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of Accounting Standards Codification, or ASC, 605-10, “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured.
More specifically, our sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of our sales arrangements are generally “Cost, Insurance and Freight,” or CIF, and “Free on Board,” or FOB, shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, we require our customers to prepay prior to shipment. We perform on-going credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where we granted longer credit terms to certain customers, the timing of revenue recognition has not been impacted as we have historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, we record revenue related to product sales upon delivery of the product to the shipper, provided that all other revenue recognition criteria are met at that time.
We periodically enter into processing service arrangements to process PV cells into PV modules. For these service arrangements, we “purchase” PV cells from a customer and contemporaneously agree to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, we record the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted criteria relating to revenue recognition.
Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. We do not offer implicit or explicit rights of return, regardless of whether goods were shipped to distributors or shipped directly to the end-users, other than due to product defects.
We recognize revenue related to solar systems integration services using the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if the remaining costs are not significant in amount. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly.
Fixed Assets, Net
Fixed assets are stated at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives

Repair and maintenance costs are charged to expenses when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.
Costs incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized during the years ended December 31, 2008, 2009 and 2010 amounted to RMB22.5 million, RMB4.3 million and RMB5.4 million (US$0.8 million), respectively.
Warranty Costs
We primarily provide standard warranty coverage on our PV modules sold to customers. The standard warranty provides for a 2 to 5-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. Our estimate of the amount of warranty obligation is primarily based on the following considerations: 1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, 2) our historical warranty claims experience, 3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and 4) our expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of our PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, we accrue for warranty costs for the 2 to 5-year warranty against technical defects based on 1% of net revenues for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of our PV modules and strong quality control procedures in our production process. If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.
Impairment of Long-Lived Assets
We evaluate our long-lived assets or asset groups, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed of the acquired business. Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, “Goodwill and Other Intangible Assets”. We assign and assess goodwill for impairment at the reporting unit level. As of December 31, 2010, goodwill relates to our acquisition of SolarOne Technology in July 2007 and August 2008.
The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognize an impairment loss.

We performed a goodwill impairment test as of December 31, 2010 and no impairment loss was recognized.
Financial Instruments — Currency Derivative Contracts and Commodity Contracts
Our derivative instruments are principally used to manage currency exchange rate risk and the stability of the purchase price for silver, one of the raw materials used in the production of PV products, and are not used for speculative or trading purposes. Accounting for derivative instruments requires significant estimates and judgments relating to measuring the fair values of the derivative instruments. As of December 31, 2010, we had outstanding cross-currency exchange rate contracts with notional amounts of Euro125.0 million and US$190.0 million and commodity contracts for 102,000 ounces of silver. We record these derivative instruments as current assets or current liabilities, measured at fair value. We estimate the fair value of these foreign currency derivative instruments and commodity contracts using a pricing model based on market observable inputs, which include mark-to-market forward rates at each balance sheet date, spot foreign exchange rates at each balance sheet date, and strike foreign exchange rates and maturity terms of our foreign currency derivative instruments.
Share-based Compensation
We account for the share options granted under our 2006 share option plan and our 2007 equity incentive plan in accordance with ASC 718-10, “Share-Based Compensation” and ASC 505-50, “Accounting for Equity Instruments that Are Entered to Offer the Employees for Acquiring, or in conjunction with Selling Goods or Services,” respectively. In accordance with ASC 718-10, all grants of share options are recognized in the financial statements based on their grant-date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.
With the assistance of an independent third-party valuer, we have applied the Black-Scholes option valuation model in determining the fair value of the options granted before January 1, 2008. We estimate expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in facts and circumstances, if any.
For share options and restricted stock units granted after January 1, 2008, the fair value of each grant is estimated on the date of grant using a binomial-lattice model. Similar to the Black-Scholes model, the binomial-lattice option model takes into account variables such as expected volatility, dividend yield, and risk-free interest rates. Risk-free interest rates are based on zero coupon U.S. risk-free rates for the terms consistent with the expected life of the award at the time of grant. Expected life is computed based on our estimation of exercise patterns which we believe are representative of future behavior. Expected dividend yield is determined based on our historical dividend payout rate. Expected volatility is estimated based on a combination of our historical performance and the performance of comparable publicly listed companies.
In addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.
Accounting for Income Taxes and Uncertain Income Tax Positions
We account for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
We also apply ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which prescribes the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2009 and 2010, we recorded unrecognized tax benefits of RMB27.4 million and RMB143.5 million (US$21.7 million), respectively.
We have elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of operations. No such amounts have been incurred or accrued through December 31, 2010.
Based on existing PRC tax regulations, the tax years of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, and Solar Engineering for the years ended December 31, 2006 through 2010 remain open for examination by the tax authorities.

Advance to Suppliers and Long-term Prepayments
Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. According to the multi-year framework supply agreements entered into between us with our suppliers, we were required to provide deposits to our suppliers in order to secure supply of silicon due to limited availability. The multi-year framework supply agreements entered into between us and our suppliers indicated minimum quantities with associated pricing set for the annual periods under the agreements with deliveries to be made over a general timeframe, subject to change based on our purchasing needs and/or the suppliers’ product availability.
As a result of a steep decline in the spot price for silicon products, during 2009, we successfully completed re-negotiating all of our multi-year framework supply agreements that were in place as of December 31, 2009, except the agreement with LDK, through either supplemental agreements or amended and restated multi-year framework supply agreements. Each of these subsequent agreements contains provisions which allow for reassessment of the purchase price for future deliveries under the agreements; however, the subsequent agreements generally did not adjust the originally contracted purchase quantities. As such, the multi-year framework supply agreements, original and as amended, effectively represent commitments to purchase minimum quantities. Our suppliers have been willing to adjust the pricing terms of the original framework supply agreement in order to maintain long-term business relations with us. Such renegotiations have been common practice in the industry given the volatility in the silicon market beginning in late 2008, which resulted in pricing that was vastly different from the levels anticipated when the framework agreements were initially entered into. In addition, as such price adjustments have been reflective of the then-current market conditions, the suppliers can continue to receive fair compensation while avoiding the risks associated with seeking new customers and potential adverse consequences to reputation in the midst of a highly competitive and volatile market.
The supplemental agreements or amended and restated multi-year framework supply agreements have also removed a clause which was previously included in the original multi-year framework supply agreements that provide us with the right to terminate the multi-year framework supply agreements and to require repayments of our deposits in any event of defaults by our suppliers. Termination of our rights to recall our advances has indicated that these advances will only be recovered through delivery from our suppliers which could range from one to four years. Accordingly, advances that can only be recovered after one year are similar to long-term assets and should be classified as non-current. Accordingly, RMB439.6 million of “current assets — advances to suppliers” as of December 31, 2009 has been reclassified to “non-current assets — long-term prepayments” in the comparative figures consistent with the presentation as of December 31, 2010.
The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances which are akin to receivables in cost of revenues because of the suppliers’ inability to return the advances. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. We recorded a charge to cost of revenues of RMB42.0 million, RMB234.7 million and RMB0.1 million (US$18,000), for the years ended December 31, 2008, 2009 and 2010, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. In the event that we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers.
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

	Year Ended December 31,
	2008		2009		2010
	(In RMB	% of Net	(In RMB	% of Net	(In RMB	(In US$	% of Net
	Thousands)	Revenues	Thousands)	Revenues	Thousands)	Thousands)	Revenues

Consolidated Statement of Operations Data

Net revenues	4,949,068	100.0%	3,778,316	100.0%	7,526,993	1,140,453	100.0%

Cost of revenues	(4,905,147)	(99.1)%	(3,341,936)	(88.5)%	(5,960,648)	(903,128)	(79.2)%
Gross profit	43,921	0.9%	436,380	11.5%	1,566,345	237,325	20.8%
Operating expenses Selling expenses	(87,913)	(1.8)%	(105,454)	(2.8)%	(178,057)	(26,978)	(2.4)%
General and administrative expenses	(143,340)	(2.9)%	(180,989)	(4.8)%	(190,594)	(28,878)	(2.5)%
Research and development expenses	(19,679)	(0.4)%	(32,025)	(0.8)%	(53,500)	(8,106)	(0.7)%
Government grants	—	—%	—	—%	18,755	2,842	0.2%

	Year Ended December 31,
	2008		2009		2010
	(In RMB	% of Net	(In RMB	% of Net	(In RMB	(In US$	% of Net
	Thousands)	Revenues	Thousands)	Revenues	Thousands)	Thousands)	Revenues

Total operating expenses	(250,932)	(5.1)%	(318,468)	(8.4)%	(403,396)	(61,120)	(5.4)%
Operating profit (loss)	(207,011)	(4.2)%	117,912	3.1%	1,162,949	176,205	15.5%
Interest expenses	(103,146)	(2.1)%	(157,907)	(4.2)%	(161,677)	(24,497)	(2.1)%
Interest income	10,004	0.2%	5,002	0.1%	6,141	930	0.1%
Exchange losses	(35,230)	(0.7)%	(23,814)	(0.6)%	(89,272)	(13,526)	(1.2)%
Changes in fair value of derivative contracts	83,090	1.7%	9,594	0.3%	77,531	11,747	1.0%
Changes in fair value of conversion feature of convertible bonds	—	—	(73,887)	(2.0)	31,623	4,791	0.4%
Other income	15,018	0.3%	6,286	0.2%	24,353	3,690	0.3%
Other expenses	(25,604)	(0.5)%	(11,835)	(0.3)%	(5,903)	(894)	(0.1)%
Government grants	3,480	0.1%	7,661	0.2%	9,595	1,454	0.1%

Income (loss) before income taxes	(259,399)	(5.2)%	(120,988)	(3.2)%	1,055,340	159,900	14.0%
Income tax expenses	(6,519)	(0.1)%	(23,928)	(0.6)%	(297,983)	(45,149)	(4.0)%

Net income attributable to non-controlling interest	(14,573)	(0.3)%	(311)	—	—	—	—
Net income (loss) attributable to Hanwha SolarOne Co., Ltd. shareholders	(280,491)	(5.7)%	(145,227)	(3.8)%	757,357	114,751	10.1%
2010 Compared to 2009
Net Revenues
Our total net revenues increased by 99.2% to RMB7,527.0 million (US$1,140.5 million) in 2010 from RMB3,778.3 million in 2009. Our net revenues derived from our PV module business (excluding PV module processing) increased by 97.3% to RMB6,658.6 million (US$1,008.9 million) in 2010 from RMB3,375.6 million in 2009, due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products. The increase in sales volume was partially offset by the decrease in the average selling price of our PV modules of RMB11.58 (US$1.75) per watt in 2010 from RMB15.27 per watt in 2009. In 2010, we derived 88.5% of our total net revenues from the sale of PV modules, compared to 89.3% in 2009.
Cost of Revenues and Gross Profit
Our cost of revenues increased by 78.4% to RMB5,960.6 million (US$903.1 million) in 2010 from RMB3,341.9 million in 2009. In particular, the costs associated with PV module production increased by 75.2% to RMB5,239.6 million (US$793.9 million) in 2010 from RMB2,990.7 million in 2009, due primarily to an increase in sales volume but partially offset by the decrease in silicon-based raw materials and non-silicon processing cost. Cost of revenues as a percentage of our total net revenues decreased to 79.2% in 2010 from 88.5% in 2009.
As a result of the foregoing, our gross profit increased to RMB1,566.3 million (US$237.1 million) in 2010 from RMB436.4 million in 2009. Our gross profit margin increased to 20.8% in 2010 from 11.5% in 2009, primarily because we benefited from the decreases in unit costs of silicon-based and other raw materials, as well as our improvements in operational efficiency.
Operating Expenses and Operating Profit
Our operating expenses increased by 26.7% to RMB403.4 million (US$61.1 million) in 2010 from RMB318.5 million in 2009. Our operating expenses as a percentage of our total net revenues decreased to 5.4% in 2010 from 8.4% in 2009.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 68.8% to RMB178.1 million (US$27.0 million) in 2010 from RMB105.5 million in 2009, due primarily to increases in warranty costs and export credit insurance as a result of increases in sales volume of our PV products, increases in salaries and benefits as a result of the expansion of our sales force, and increases in exhibition and advertising fees. Selling expenses as a percentage of our total net revenues decreased to 2.4% in 2010 from 2.8% in 2009.
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share-based compensation charges for our administrative personnel. Our general and administrative expenses increased by 5.3% to RMB190.6 million (US$28.9 million) in 2010 from RMB181.0 million in 2009, due primarily to increases in cash compensation paid to our administrative staff, employee training costs and administrative office expenses, partially offset by a decrease in share-based compensation charges. General and administrative expenses as a percentage of our total net revenues decreased to 2.5% in 2010 from 4.8% in 2009.
Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 67.1% to RMB53.5 million (US$8.1 million) in 2010 from RMB32.0 million in 2009. The increase was primarily because we expanded our research and development team and conducted additional research and development activities in 2010. Research and development expenses as a percentage of our total net revenues decreased to 0.7% in 2010 from 0.8% in 2009.
Our operating expenses in 2010 were offset by operating-related government grants of RMB18.8 million (US$2.8 million). We received such government grants because SolarOne Qidong qualified as a “high and new technology enterprise” and met certain other criteria established by the government in 2010. We did not receive any of such government grants in 2008 or 2009.
As a result of the foregoing, our operating profit was RMB1,162.9 million (US$176.2 million) in 2010, compared to RMB117.9 million in 2009. Our operating profit margin increased to 15.5% in 2010 from 3.1% in 2009.
Interest Expenses, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Bonds and Government Grants
We generated interest income of RMB6.1 million (US$0.9 million) and at the same time incurred interest expenses of RMB161.7 (US$24.5 million) million in 2010, compared to interest income of RMB5.0 million and interest expenses of RMB157.9 million in 2009. The increase in interest expenses was due primarily to the combination of an increase in accretion of interest expenses of our convertible bonds and decreases in both interest rates and principal amount of our bank borrowings.
We incurred exchange losses of RMB89.3 million in 2010, compared to exchange losses of RMB23.8 million in 2009, due primarily to the fluctuation of the Euro against the Renminbi.
Our other income increased to RMB24.4 million (US$3.7 million) in 2010 from RMB6.3 million in 2009, due primarily to an increase in our sale of scrap materials as we expanded our operations in 2010. Our other expenses decreased to RMB5.9 million (US$0.9 million) in 2010 from RMB11.8 million in 2009, due primarily to a decrease in bank charges.
We recorded RMB77.5 million (US$11.7 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative instruments in 2010.
We recorded RMB31.6 million (US$4.8 million) in changes in fair value of convertible feature of convertible bonds in 2010, due primarily to the changes in our ADS price.
Our non-operating-related government grants increased to RMB9.6 million (US$1.5 million) in 2010 from RMB7.7 million in 2009, due primarily to an increase of subsidies of interest expenses for imported equipment.
Income Tax Expenses
Our income tax expenses increased to RMB298.0 million (US$45.1 million) in 2010 from RMB23.9 million in 2009, due primarily to the increase in our taxable income and a provision of RMB116.1 million (US$17.6 million) due to the uncertainty as to whether SolarOne would meet certain requirements during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%.
Consolidated Net Income
As a result of the cumulative effect of the above factors, we had consolidated net income of RMB757.4 million (US$114.8 million) in 2010, compared to a consolidated net loss of RMB145.0 million in 2009. Our net profit margin increased to 10.1% in 2010 from a negative margin of 3.8% in 2009.

2009 Compared to 2008
Net Revenues
Our total net revenues decreased by 23.7% to RMB3,778.3 million in 2009 from RMB4,949.1 million in 2008. Our net revenues derived from our PV module business (excluding PV module processing) decreased by 27.0% to RMB3,375.6 million in 2009 from RMB4,626.4 million in 2008, due primarily to the decrease in the average selling price of our PV modules to RMB15.27 per watt in 2009 from RMB26.77 per watt in 2008. The decrease in the average selling price of our PV modules (excluding PV module processing) was partially offset by the increase in our PV module sales volume by 28.0% to 221.1 MW in 2009 from 172.8 MW in 2008. In 2009, we derived 89.3% of our total net revenues from the sale of PV modules, compared to 93.5% in 2008.
Cost of Revenues and Gross Profit
Our cost of revenues decreased by 31.9% to RMB3,341.9 million in 2009 from RMB4,905.1 million in 2008. In particular, the costs associated with PV module production decreased by 34.9% to RMB2,990.7 million in 2009 from RMB4,592.9 million in 2008, due primarily to the decreases in unit costs of silicon, silicon wafers and other raw materials, and because our write-down of inventories decreased to RMB282.6 million in 2009 from RMB413.8 million in 2008. Cost of revenues as a percentage of our total net revenues decreased to 88.5% in 2009 from 99.1% in 2008.
As a result of the foregoing, our gross profit increased to RMB436.4 million in 2009 from RMB43.9 million in 2008. Our gross profit margin increased to 11.5% in 2009 from 0.9% in 2008 primarily because we benefited from the decreases in unit costs of silicon, silicon wafers and other raw materials, as well as our improvements in operational efficiency.
Operating Expenses and Operating Profit (Loss)
Our operating expenses increased by 26.9% to RMB318.5 million in 2009 from RMB250.9 million in 2008. Our operating expenses as a percentage of our total net revenues increased to 8.4% in 2009 from 5.1% in 2008.
Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 20.0% to RMB105.5 million in 2009 from RMB87.9 million in 2008, due primarily to increases in commissions as a result of increases in sales volume of our PV products, insurance premiums covering the collection of our accounts receivable and transportation costs, as well as rental expenses for a warehouse in Germany, which we started to lease in 2009 and is used as our distribution center in Europe. Selling expenses as a percentage of our total net revenues increased to 2.8% in 2009 from 1.8% in 2008.
Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share-based compensation charges for our administrative personnel. Our general and administrative expenses increased by 26.3% to RMB181.0 million in 2009 from RMB143.3 million in 2008, due primarily to increases in cash and non-cash compensation paid to our administrative staff, professional fees and depreciation and amortization charges, attributable to the revaluation of the fixed assets of SolarOne Techonoloy after the completion of our acquisition of the remaining 48% interest in SolarOne Technology in August 2008. General and administrative expenses as a percentage of our total net revenues increased to 4.8% in 2009 from 2.9% in 2008.
Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 62.7% to RMB32.0 million in 2009 from RMB19.7 million in 2008. The increase was primarily because we conducted additional research and development activities in 2009. Research and development expenses as a percentage of our total net revenues increased to 0.8% in 2009 from 0.4% in 2008.
As a result of the foregoing, our operating profit was RMB117.9 million in 2009, compared to an operating loss of RMB207.0 million in 2008. Our operating profit margin increased to 3.1% in 2009 from a negative margin of 4.2% in 2008.
Interest Expenses, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Bonds and Government Grants
We generated interest income of RMB5.0 million and at the same time incurred interest expenses of RMB157.9 million in 2009, compared to interest income of RMB10.0 million and interest expenses of RMB103.1 million in 2008. The increase in interest expenses was due primarily to our increased bank borrowings.
We incurred exchange losses of RMB23.8 million in 2009, compared to exchange losses of RMB35.2 million in 2008, primarily due to the fluctuation of the Euro against the Renminbi.

Our other income decreased to RMB6.3 million in 2009 from RMB15.0 million in 2008 due primarily to a decrease in our sale of scrap materials in 2009. Our other expenses decreased to RMB11.8 million in 2009 from RMB25.6 million in 2008 primarily because we paid guarantee fees of RMB10.1 million to Linyang Electronics in 2008. We did not incur any guarantee fees in 2009.
We recorded RMB9.6 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative instruments in 2009.
We recorded RMB73.9 million in changes in fair value of convertible feature of our convertible bonds in 2009 as a result of our adoption of a new accounting standard on January 1, 2009.
Our government grants increased to RMB7.7 million in 2009 from RMB3.5 million in 2008 primarily because SolarOne Qidong was approved as a “high and new technology enterprise”.
Income Tax Expenses
Our income tax expenses increased to RMB23.9 million in 2009 from RMB6.5 million in 2008, due primarily to the increase in our taxable income under the EIT in 2009.
Consolidated Net Loss
As a result of the cumulative effect of the above factors, we had a consolidated net loss of RMB145.0 million in 2009, compared to RMB265.9 million in 2008. Our net profit margin increased to a negative margin of 3.8% in 2009 from a negative margin of 5.4% in 2008.
Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.
B. Liquidity and Capital Resources
We are a holding company, and conduct substantially all of our business through SolarOne Qidong, our wholly owned PRC operating subsidiary. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2010, a total of RMB3,012.3 million (US$456.4 million) was not available for distribution to us in the form of dividends due to these PRC regulations.
Liquidity
From September 2010 to November 2010, we issued and sold 82,436,693 ordinary shares and 9,200,000 ADSs with an aggregate sale price of US$243.7 million to finance our activities in the future.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net cash (used in) provided by operating activities	(674,040)	689,333	268,438	40,672
Net cash used in investing activities	(1,169,045)	(324,723)	(670,837)	(101,642)
Net cash provided by (used in) financing activities	1,981,058	(129,791)	1,387,456	210,221
Net increase in cash and cash equivalents	137,973	234,819	985,057	149,251

Cash Flows from Operating Activities
Net cash (used in) provided by operating activities primarily consists of consolidated net income (loss), as adjusted for non-cash items such as change in fair value of the conversion feature of our convertible bonds, depreciation and amortization, warranty provision, share compensation expenses and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other assets (including advance to suppliers, long-term prepayments and accounts receivable), amounts due to related parties, accounts payable, customer deposits, accrued expenses and other liabilities.
Our net cash provided by operating activities was RMB268.4 million (US$40.7 million) in 2010, which was derived from consolidated net income of RMB757.4 million (US$114.8 million), adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB134.5 million (US$20.4 million) and depreciation and amortization of RMB187.6 million (US$28.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB1,028.8 million (US$155.9 million), were primarily comprised of:
•	an increase of RMB695.0 million (US$105.3 million) in accounts receivable, primarily because we granted certain of our customers longer credit terms to enhance the competitiveness of our PV products;

•
an increase of RMB178.7 million (US$27.1 million) in advance to suppliers and long-term prepayments primarily as a result of increased prepayments to our suppliers for purchases of both silicon-based and other materials; and

•	an increase of RMB75.1 million (US$11.4 million) in other current assets, primarily because the increase of tax recoverable in relation to the export tax rebates.
Our net cash provided by operating activities was RMB689.3 million in 2009, which was derived from a consolidated net loss of RMB144.9 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB282.6 million, depreciation and amortization of RMB153.2 million and provision for doubtful collection of supplier advances of RMB234.7 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB51.4 million, were primarily comprised of:
•	an increase of RMB271.7 million in accounts receivable, primarily because we granted our customers longer credit terms to enhance the competitiveness of our PV products;

•
an increase of RMB334.8 million in inventories primarily as a result of increased purchases of silicon, silicon wafers and other raw materials in anticipation of increased operational scale as a result of our capacity expansion in 2009;

•	an increase of RMB238.8 million in accounts payable, primarily due to longer payment terms we obtained from our suppliers; and

•	an increase of RMB301.4 million in other current assets, primarily because we were able to receive additional cash refund of VAT tax for our export sales by December 31, 2009.
Our net cash used in operating activities was RMB674.0 million in 2008, which was derived from a consolidated net loss of RMB265.9 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB413.8 million, depreciation and amortization of RMB67.2 million, provision for doubtful collection of supplier advances of RMB42.0 million, share compensation expenses of RMB34.8 million and warranty provision, settlement and reversal of RMB27.7 million, which was partially offset by unrealized loss from derivative contracts of RMB33.9 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB939.1 million, were primarily comprised of:
•	an increase of RMB547.5 million in advance to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers; and

•	an increase of RMB417.0 million in inventories primarily as a result of increased purchases of silicon and silicon wafers.
Cash Flows from Investing Activities
Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets and the acquisition of a subsidiary.
Our net cash used in investing activities was RMB670.8 million (US$101.6 million) in 2010, primarily consisting of RMB634.5 million (US$96.1 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.
Our net cash used in investing activities was RMB324.7 million in 2009, primarily consisting of RMB260.1 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB1,169.0 million in 2008, consisting of RMB849.5 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment, and RMB267.6 million of cash used for the acquisition of SolarOne Technology.
Cash Flows from Financing Activities
Our net cash generated from financing activities primarily consists of capital contributions by shareholders and proceeds from short-term bank borrowings, as offset by payments of short-term and long-term bank borrowings.
Our net cash provided by financing activities was RMB1,387.5 million (US$210.2 million) in 2010. This was mainly attributable to our proceeds from short-term bank borrowings of RMB1,098.9 million (US$166.5 million), net proceeds from issuance of ordinary shares to Hanwha Solar of RMB1,059.8 million (US$160.6 million) and net proceeds from our ADS offering in November 2010 of RMB521.3 million (US$79.0 million), partially offset by payment of short-term bank borrowings of RMB1,184.8 million (US$179.5 million).
Our net cash used in financing activities was RMB129.8 million in 2009. This was mainly attributable to our payments of short-term bank borrowings of RMB2,594.7 million, partially offset by proceeds from short-term bank borrowings of RMB1,900.7 million and proceeds from our continuous ADS offering of RMB149.0 million.
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
Capital Resources and Capital Expenditures
We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and proceeds from our initial public offering, the convertible bond offering in January 2008, the continuous ADS offerings from July 2008 to August 2008 and from September 2009 to November 2009 and our ADS offering in November 2010. We believe our working capital is sufficient for our present requirements.
As of December 31, 2010, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB318.9 million (US$48.3 million). Our short-term bank borrowings bore average interest rates of 6.86%, 4.99% and 4.28% per annum, respectively, in 2008, 2009 and 2010. These short-term bank borrowings have terms of six months to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership. As of December 31, 2010, the aggregate outstanding balance of the current portion of our long-term bank borrowings was RMB215.0 million (US$32.6 million), which is due for repayment from March 25, 2011 to December 29, 2011, and the aggregate outstanding balance of the non-current portion of our long-term bank borrowings was RMB135.0 million (US$20.5 million), which will be due from March 29, 2012 to September 13, 2012. Our long-term bank borrowings outstanding as of December 31, 2010 bore an average interest rate of 5.51% per annum. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources.
As of December 31, 2010, we had US$172.5 million principal amount of 2018 convertible bonds outstanding. The holders of the 2018 convertible bonds have the right to require us to repurchase all or a portion of the bonds on January 15, 2015 at a repurchase price equal to 100% of the principal amount of the bonds to be repurchased, plus accrued and unpaid interest, if any.
As of December 31, 2010, we had cash and cash equivalents in the amount of RMB1,630.8 million (US$247.1 million). Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. Our advance to suppliers and long-term prepayments in total decreased from RMB1,145.6 million as of December 31, 2008 to RMB979.8 million as of December 31, 2009, but increased to RMB1,158.3 million (US$175.5 million) as of December 31, 2010. Our fixed assets increased from RMB1,492.6 million as of December 31, 2008 to RMB1,586.3 million as of December 31, 2009, and to RMB2.084.0 million (US$315.8 million) as of December 31, 2010. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.
As of December 31, 2010, we had commitments of approximately RMB426.4 million (US$64.6 million) related to the acquisition of machinery. The commitment for acquisition of machinery is expected to be settled within 2011.
Our capital expenditures were RMB1,169.0 million, RMB324.7 million and RMB670.8 million (US$101.6 million) in 2008, 2009 and 2010, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. Based on the current market conditions, we expect to incur capital expenditures of US$450.0 million for 2011, which will be used primarily for purchasing manufacturing equipment and building production facilities in Nantong, Qidong and Lianyungang, Jiangsu Province. We plan to fund the balance of our capital expenditure requirements for 2011 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

Recent Accounting Pronouncements
In March 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2010-11, “Derivative and Hedging (Topic 815).” All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in ASU 2010-11 because the amendments clarify that the embedded credit derivative scope exception in ASC paragraphs 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The provisions of ASU 2010-11 did not have a material effect on the financial position, results of operations or cash flows of our company.
In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718).” ASU 2010-13 provides amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provisions of ASU 2010-13 are not expected to have a material effect on the financial position, results of operations or cash flows of our company.
In December 2010, the FASB issued ASU 2010-28, “Intangibles — Goodwill and Other (ASC 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments to this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The provisions of ASU 2010-28 are not expected to have a material effect on the financial position, results of operations or cash flows of our company.
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
We have been developing advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. In 2009, we introduced “ECLIPSE,” a new line of PV cells and modules with reduced light induced degradation. “ECLIPSE” reduces the impurity concentration in cells, thereby reducing the light induced degradation to approximately 1% from 2% to 3%, or less than 2 W compared to approximately 4 W to 5 W for a 180 W module equipped with standard cells. This results in an increase in electricity generation of approximately 1% to 2% over the long term when compared with standard modules. In an effort to further improve our technological capability, we have successfully tested the application of selective emitter technology in our lab. We plan to adopt selective emitter technology in our existing cell production lines with an annual production capacity of 160 MW in the second half of 2011. Through our continuous efforts, we have been able to increase the average conversion efficiency rate of our monocrystalline and multicrystalline PV cells. In 2008, 2009 and 2010, our research and development expenses were RMB19.7 million, RMB32.0 million and RMB53.5 million (US$8.1 million), respectively.
Our technology department works closely with our manufacturing department to lower production costs by improving our production efficiency. In July 2007, we established the SolarOne PV Engineering Center, formerly known as the Jiangsu Engineering for Solar Cell and PV Application. The SolarOne PV Engineering Center is located near our manufacturing facilities in Qidong, Jiangsu Province, and equipped with a pilot production line and various characterization tools. The center focuses on improving cell conversion efficiency and expanding the application of solar cells. We are also working together with universities and research institutes to develop new technology and products. In February 2006, we established the SolarOne Qidong PV Research and Development Center with Shanghai Jiaotong University. This center, which is located at Shanghai Jiaotong University, focuses on improving conversion efficiency rates of PV cells. Under our agreement with Shanghai Jiaotong University, we are jointly entitled to the intellectual property rights relating to the research results of this center.

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
	(In RMB thousands)

Purchase obligations relating to raw materials	5,197,679	1,848,363	1,764,286	1,585,030	—
Operating lease obligations	13,754	9,141	4,613	—	—
Long-term debt obligations	1,672,351	269,960	218,513	41,628	1,142,250
Commitments relating to the acquisition of equipment	426,394	426,394	—	—	—
Unrecognized tax benefit	143,473	143,473	—	—	—
Total	7,453,651	2,697,331	1,987,412	1,626,658	1,142,250
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
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Ki-Joon Hong	61	Director
Dong Kwan Kim	28	Director
Wook Jin Yoon	53	Director
Thomas J. Toy	56	Independent Director
Ernst A. Bütler	67	Independent Director
Yinzhang Gu	73	Independent Director
David N. K. Wang	65	Independent Director
Ping Peter Xie	48	President and Chief Executive Officer
Gareth Kung	46	Chief Financial Officer
Sungsoo Lee	44	Chief Strategy Officer/Board Secretary
Directors
Mr. Ki-Joon Hong has served as our director since December 20, 2010. He is the CEO of Hanwha Chemical Corporation. Prior to his current position, Ki-Joon was the CEO of Hanwha Chemical’s pharmaceutical and refinery businesses. Under his leadership, Hanwha Chemical entered into solar energy and secondary battery businesses and also actively expanded its overseas operations, forming a joint venture in Saudi Arabia and building a PVC factory in Ningbo, Zhejiang. He received a B.S. in Chemical Engineering from Seoul National University.
Mr. Dong Kwan Kim has served as our director since December 20, 2010. He also serves as a member of our corporate governance and nominating committee. He is the Managing Director, Corporate Strategy of Hanwha Corporation. His responsibilities include formulation and execution of the Hanwha Group’s solar strategy across the entire value chain from polysilicon to downstream operations. Mr. Kim gained extensive leadership and strategic development experience as an officer in the Republic of Korea Air Force. He received a B.A. in Government from Harvard University.
Mr. Wook Jin Yoon has served as our director since December 20, 2010. He is the Director of the investment management team at the Management & Planning headquarters of Hanwha Group. Before assuming his current position, he was the president of Hanwha Investment & Trust Company. He graduated from Seoul National University with a B.A. in Economics.

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our audit committee and corporate governance and nominating committee and as a member of our compensation committee. His other current positions include director and chairman of the board, compensation committee chairperson, audit committee chairperson and corporate governance committee member of UTStarcom Inc. (Nasdaq: UTSI) and director of several privately held companies. Mr. Toy is co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and is a venture partner/advisor for ICCP Ventures, a venture capital firm. Formerly, he was a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon and a partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.
Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee. Mr. Bütler has been an independent board member/consultant since 2005. His other current positions include board member of Bank Frey & Co. AG, Zürich, Frey Group Holding, Zurich, ImmNeuweg AG, Zurich, chairman of the board of Alegra Capital Ltd., Zürich, AA-Partners, Zürich and Swiss Alternative Capital AG, Zurich, member of the board of XBiotech Switzerland AG, Zug and member of the advisory board of XBiotech Inc., Austin, Texas. From 1999 to 2005, he was a partner of Partners Group in Zug, the largest independent asset manager of alternative investments in Europe. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignments being managing director and co-head of Corporate and Investment Banking Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich and attended post-graduate programs at University of Massachusetts in the United States, INSEAD European Institute of Business Administration in Paris, and MIT Massachusetts Institute of Technology, Boston.
Mr. Yinzhang Gu has served as our independent director since June 2007. He also serves as a member of our compensation committee and corporate governance and nominating committee. From 1962 to 1998, Mr. Gu worked for Eastern China Electricity Administration, a government agency overseeing power supply in eastern China, in various roles, including as deputy director and director. Mr. Gu retired from Shanghai Electricity Administration in 1998. Mr. Gu graduated from Zhejiang University in 1962.
Dr. David N.K. Wang has served as our independent director since April, 2009. He also serves as a member of our audit committee and corporate governance and nominating committee. Dr. Wang is currently the chairman of the board of Ether Optronics Inc., president and chief executive officer of Semiconductor Manufacturing International Corporation (SMIC) and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Huahong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.
Executive Officers
Dr. Ping Peter Xie is our president and chief executive officer. Dr. Xie served as our president of China from March 2009 to September 2009. He joined our company in March 2009 from NeoPhotonics Corporation, a Shenzhen, China-based provider of integrated optics products that use standard semiconductor silicon wafer technology. He most recently worked as NeoPhotonics Corporation’s global chief technology officer and general manager of China, where he was responsible for the company’s overall operations in China and its world-wide product development programs. During his six years at NeoPhotonics Corporation, he also held various engineering, product development, sales and business development roles. Earlier in his career, Dr. Xie acquired a broad range of experience in both management and research, including working at Bookham Inc., JDS Uniphase and Los Alamos National Lab. He received a Ph.D. in Applied Physics and an M.S. in Physics from the University of Michigan, Ann Arbor and a B.S. in Electrical Engineering from Tsinghua University in Beijing.
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
Mr. Sungsoo Lee is our chief strategy officer and board secretary. Prior to joining us, Mr. Lee was senior vice president of strategic planning and new business development at Hanwha Group, one of Korea’s largest industrial conglomerates. At Hanwha Group, Mr. Lee led the development of new lines of business in the renewable energy field. Prior to joining Hanwha Group, Mr. Lee was the founder of Nemo Partners, a Korea-based management consulting firm. Prior to that, he was a consultant at Bain & Company, where he advised clients on corporate strategy, business portfolio management, M&A and marketing. Mr. Lee began his career at Samsung Group, where he led various corporate development activities and Samsung’s entry into the incubator and venture capital industry in Silicon Valley. Mr. Lee earned his bachelor’s degree in Business Administration from Seoul National University and his MBA from Harvard Business School.

B. Compensation
Compensation
In 2008, 2009 and 2010, we paid aggregate cash compensation of RMB9.2 million, RMB26.6 million and RMB7.6 million (US$1.2 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”
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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of April 22, 2011.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
		(US$/share)

Ki-Joon Hong	—	—	—	—
Dong Kwan Kim	—	—	—	—
Wook Jin Yoon	—	—	—	—
Thomas J. Toy	*	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	*	1.8	November 30, 2006	November 30, 2016
Yinzhang Gu	*	1.94	August 16, 2007	August 16, 2017
David N.K. Wang	—	—	—	—
Ping Peter Xie	—	—	—	—
Gareth Kung	—	—	—	—
Sungsoo Lee	—	—	—	—
Directors and executive officers	480,000
Other individuals as a group	1,767,900	1.8	November 30, 2006	November 30, 2016
	150,000	2.02	August 16, 2007	August 16, 2017
	90,000	2.06	October 10, 2007	October 10, 2017
	180,000	2.15	October 10, 2007	October 10, 2017
	400,000	2.58	October 26, 2007	October 26, 2017
	50,000	2.73	November 1, 2007	November 1, 2017
	245,500	2.21	November 27, 2007
	261,000	5.31	December 13, 2007	December 13, 2017
	300,000	6.016	January 8, 2008	January 8, 2018
	150,000	3.55	January 29, 2008	January 29, 2018
	216,250	2.15	March 6, 2008	March 6, 2018
	300,000	2.04	March 14, 2008	March 14, 2018

Total	4,590,650

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.

—	No outstanding share option was held by such person.
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
Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of April 22, 2011.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
			(US$/share)

Ki-Joon Hong	—	—	—	—
Dong Kwan Kim	—	—	—	—
Wook Jin Yoon	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—
Yinzhang Gu	—	—	—	—
David N.K. Wang	*	0.880	April 2, 2009	April 2, 2019
Peter Ping Xie	*	0.610	March 17, 2009	March 17, 2019
	*	1.010	March 17, 2009	March 17, 2019
	*	1.506	March 4, 2010	March 4, 2020
Gareth Kung	*	1.278	November 27, 2009	November 27, 2019
Sungsoo Lee	—	—	—	—
Directors and executive officers	2,050,000
Other individuals as a group	533,335	2.820	April 15, 2008	April 15, 2018
	25,000	25,000	May 1, 2008	May 1, 2018
	20,000	4.376	May 28, 2008	May 28, 2018
	270,000	2.420	September 26, 2008	September 26, 2018
	1,131,000	1.344	October 16, 2008	October 16, 2018
	180,000	0.936	October 28, 2008	October 28, 2018
	15,000	1.138	November 28, 2008	November 28, 2018
	8,000	0.960	December 29, 2008	December 29, 2018
	149,500	0.996	January 28, 2009	January 28, 2019
	63,000	1.344	March 17, 2009	March 17, 2019
	125,000	0.900	April 1, 2009	April 1, 2019
	20,000	0.742	April 28, 2009	April 28, 2019
	57,500	1.452	May 27, 2009	May 27, 2019
	43,750	1.440	July 28, 2009	July 28, 2019
	770,500	1.188	September 11, 2009	September 11, 2019
	239,500	1.010	October 29, 2009	October 29, 2019
	625,000	1.278	November 27, 2009	November 27, 2019
	1,692,050	1.372	December 3, 2009	December 3, 2019
	400,000	1.588	December 28, 2009	December 28, 2019
	500,000	1.480	January 27, 2010	January 27, 2020
	275,000	1.496	June 28, 2010	June 28, 2020
	150,000	2.488	September 28, 2010	September 28, 2020
	300,000	2.042	October 29, 2010	October 29, 2020
	150,000	1.800	November 26, 2010	November 26, 2020
	250,000	1.708	January 28, 2011	January 28, 2021

Total	10,043,135

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of April 22, 2011.

Ordinary
Shares
Underlying
Granted
Restricted
Name	Stock Units	Grant Date	Expiration Date

Ki-Joon Hong	—	—	—
Dong Kwan Kim	—	—	—
Wook Jin Yoon	—	—	—
Thomas J. Toy	*	January 1, 2009	January 1, 2019
	*	January 1, 2010	January 1, 2020
	*	January 1, 2011	January 1, 2021
Verena Maria Bütler (wife of Ernst A Bütler)	*	January 1, 2009	January 1, 2019
	*	January 1, 2010	January 1, 2020
	*	January 1, 2011	January 1, 2021
Yinzhang Gu	*	January 1, 2009	January 1, 2019
	*	January 1, 2010	January 1, 2020
	*	January 1, 2011	January 1, 2021
David N.K. Wang	*	January 1, 2010	January 1, 2020
	*	January 1, 2011	January 1, 2021
Peter Ping Xie	*	February 28, 2011	February 28, 2021
	*	February 29, 2011	February 29, 2021
Gareth Kung	*	February 28, 2011	February 28, 2021
	*	February 29, 2011	February 29, 2021
Sungsoo Lee	—	—	—
Directors and executive officers	11,890,620
Other individuals as a group	7,050,000	February 28, 2011	February 28, 2021
	1,125,000	February 29, 2011	February 29, 2021

Total	20,065,620

*	Upon vesting of all restricted stock units, would beneficially own 1% or less of our ordinary shares.

—	No restricted stock units have been granted to such person.

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

Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Mr. Thomas J. Toy, Mr. Dong Kwan Kim, Mr. Yinzhang Gu and Mr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy. All of the members of our corporate governance and nominating committee, except Mr. Dong Kwan Kim, satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
Terms of Directors and Executive Officers
Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.
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
D. Employees
As of December 31, 2010, we had 10,241 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
Manufacturing and engineering	3,254	4,465	8,706
General and administration	183	163	240
Quality control	225	339	794
Research and development	126	125	150
Purchasing and logistics	178	192	295
Marketing and sales	23	26	56

Total	3,989	5,310	10,241

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 was RMB18.7 million, RMB29.4 million and RMB52.4 million (US$7.9 million), respectively.
We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2010, there were outstanding options to purchase 4,910,650 ordinary shares under our 2006 share option plan.
We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2010, there were outstanding options to purchase 10,724,910 ordinary shares under our 2007 share option plan.
We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.
We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 9, 2010, SolarOne Qidong signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of SolarOne Qidong who are PRC citizens and is effective from February 1, 2010 to January 31, 2011. On March 22, 2011, the collective bargaining agreement was renewed with an effective period from March 16, 2011 to March 15, 2012.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 22, 2010, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially
	Owned(1)(2)
	Number	%

Directors and Executive Officers:	—	—
Ki-Joon Hong	—	—
Dong Kwan Kim	—	—
Wook Jin Yoon	—	—
Thomas J. Toy	138,750	0.03%
Verena Maria Bütler (wife of Ernst A. Bütler)	367,490	0.09%
Yinzhang Gu	255,000	0.06%
David N.K. Wang	*	* %
Ping Peter Xie	*	* %
Gareth Kung	*	* %
Sungsoo Lee	—	—
All Directors and Executive Officers as a Group(3)	1,494,890	0.36%
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	209,249,448	49.8%
WHF Investment Co., Ltd(5)	6,271,875	1.49%

Notes:

*	The person beneficially owns less than 1% of our outstanding shares.

—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)
The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F. Percentage of beneficial ownership of each listed person is based on 419,771,847 ordinary shares outstanding as of April 22, 2011, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This number excludes: (i) the 9,019,611 ADSs which were issued to facilitate our convertible bond offering in January 2008; (ii) the 45,080,019 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 174,717 ADSs which have been reserved by our company as of April 22, 2011 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares will be 510,823,506 if those numbers mentioned above are to be included.

(3)
Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F.

(4)
Held 202,844,393 ordinary shares (excluding 45,080,019 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 1,281,011 ADSs as of April 22, 2011. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical.

(5)
WHF Investment Co., Ltd., a British Virgin Islands company, is owned by the estate of Mr. Hanfei Wang. Mr. Hanfei Wang, our former director and chief operating officer, was the sole director of WHF Investment Co., Ltd. The address of WHF Investment Co., Ltd. is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical, under which Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares shall remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to approximately US$78.2 million. At the same time, Hanwha Solar completed the acquisition from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. As a result of these transactions, Hanwha Solar owns an approximately 49.8% equity interest in our company.
As of April 22, 2011, approximately 61.0% of our outstanding ordinary shares, represented by 51,229,445 ADSs, were held by 50 record holders in the United States.

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
Private Placement
In September 2010, we issued in a private placement an aggregate of 36,455,089 ordinary shares to Hanwha Solar at a purchase price of US$2.144 per share for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares shall remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding.
In connection with our public offering of 9,200,000 ADSs in November 2010, we issued in a private placement to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.8 per ordinary share for an aggregate sale price of US$82.8 million pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010.
Registration Rights
Pursuant to the registration rights agreement entered into in connection with the private placement transaction with Hanwha Solar in September 2010, we granted to Hanwha Solar certain registration rights, which primarily include: Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:
•
Demand Registrations. Upon request of Hanwha Solar to effect any registration with respect to the registrable securities it held then outstanding having an anticipated aggregate offering price of at least US$15 million, we shall effect registration with respect to such registrable securities on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided that we shall only be obligated to effect three such registrations.

•
Piggyback Registrations. Hanwha Solar and its permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•
Registrations on Form F-3. We have granted Hanwha Solar and its permitted transferees the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States), for a public offering of registrable securities with a reasonably anticipated aggregate price to the public not less than US$10 million, to the extent we are eligible to use such form to offer securities.

Equity Incentive Plan
See “Item 6.B. Compensation — 2006 Share Option Plan” and “Item 6.B. Compensation — 2007 Equity Incentive Plan.”
Transactions with Certain Shareholders and Affiliated Companies
•
On January 11, 2008, SolarOne Hong Kong, our 100% indirect subsidiary, entered into a short-term loan agreement with Hong Kong Huaerli Trading Company Limited, or Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our former chairman, under which Hong Kong Huaerli agreed to loan US$9 million to SolarOne Hong Kong at an annual interest rate of 8%. The loan was fully repaid in February 2008.

•	On May 7, 2008, SolarOne Qidong entered into an equipment purchase agreement with Linyang Electronics whereby SolarOne Qidong purchased certain equipment from Linyang Electronics for RMB0.5 million.
•
On April 12, 2008, July 8, 2008 and October 13, 2008, SolarOne Qidong entered into four service agreements with Nantong Linyang Labor Service Company, a company controlled by Mr. Yonghua Lu, our former chairman, under which SolarOne Qidong agreed to pay an aggregate amount of RMB1.8 million to Nantong Linyang Labor Service Company for its provision of construction services.

•
On September 1, 2008 and October 20, 2008, SolarOne Qidong entered into two service agreements with Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by Mr. Yonghua Lu, our former chairman, under which SolarOne Qidong agreed to pay an aggregate amount of RMB0.6 million to Nantong Linyang Ecological Cultural Co., Ltd. for its provision of construction and labor services.

•
On October 30, 2008, SolarOne Qidong entered into a polysilicon purchase agreement with Ya An Yongwang Silicon Co., Ltd., or Yongwang, a company controlled by Hanwha Chemical, the holding company of Hanwha Solar, under which SolarOne Qidong purchased certain polysilicon from Yongwang for RMB8.7 million.

•
On December 18, 2008, SolarOne Qidong entered into two service agreements with Qidong Jiaotong Engineering Co., Ltd., under which SolarOne Qidong agreed to pay an aggregate amount of RMB0.6 million to Qidong Jiaotong Engineering Co., Ltd. for its provision of construction services.

•
On December 25, 2008, SolarOne Qidong entered into a framework supply agreement with Linyang Electronics, under which SolarOne Qidong agreed to purchase raw materials from Linyang Electronics in the year 2009.

•
On February 26, 2009, SolarOne Hong Kong, our 100% indirect subsidiary, amended a manufacturing service agreement entered into on December 30, 2008 with Q-Cells International GmbH, or Q-cells, a company controlled by Good Energies II LP, under which SolarOne Hong Kong agreed to supply, using PV cells supplied by Q-Cells, on a fixed-price basis no less than 100 MW of PV modules to Q-Cells in each of 2009 and 2010 and granted Q-Cells International GmbH an option to extend the agreement for one additional year. As a result, as of December 31, 2009, the amount of manufacturing service fee due from Q-cells under this agreement was RMB12.0 million. On December 29, 2009, all of the rights and obligations of Q-Cells under this agreement were assigned to Q-Cells SE.

•
On January 1 and April 3, 2009, SolarOne Qidong entered into two facility lease agreements with Linyang Electronics. Under these agreements, SolarOne Qidong incurred rental expenses of RMB2.3 million in 2009.

•
On November 16, 2009, SolarOne Qidong entered into equity transfer agreements with Mr. Rongqiang Cui, our former independent director, Ms. Guoyu Wang, Mr. Cui’s spouse and Mr. Yongliang Gu, our shareholder, to purchase from them a 17% equity interest in Solar Shanghai for consideration of RMB0.85 million. Solar Shanghai became our wholly owned subsidiary after the completion of this transaction.

•
On December 4 and 28, 2009, SolarOne Qidong entered into two equipment purchase agreements with Linyang Electronics whereby SolarOne Qidong purchased certain equipment from Linyang Electronics for an aggregate amount of RMB1.2 million.

•
On June 30, July 2, 9 and 31, August 10 and October 22, 2009, Solar Shanghai entered into six purchase agreements with Linyang Electronics, under which Solar Shanghai purchased certain raw materials from Linyang Electronics for an aggregate amount of RMB0.3 million.

•
On February 5, 20 and 23, and April 27 and 30, 2010, SolarOne Qidong entered into five polysilicon purchase agreement with Yongwang, under which SolarOne Qidong purchased certain polysilicon from Yongwang for RMB88.7 million.

•
On January 1, 2010, SolarOne Qidong entered into a framework purchase agreement with Linyang Electronics, under which SolarOne Qidong agreed to purchase raw materials from Linyang Electronics in the year 2010.

•
On January 3, 18 and 28, February 9 and March 17, 2010, SolarOne Qidong entered into five equipment purchase agreements with Linyang Electronics whereby SolarOne Qidong purchased certain equipment from Linyang Electronics for an aggregate amount of RMB4.0 million.

•
On March 25, 2010, SolarOne Qidong entered into a service agreement with Nantong Huahong Ecological Gardening Co., Ltd., a company controlled by Mr. Yonghua Lu, our former chairman, under which SolarOne Qidong agreed to pay an aggregate amount of RMB0.1 million to Nantong Linyang Ecological Gardening Co., Ltd. for its provision of construction and labor services.

•
In April 2010, SolarOne Qidong entered into a lease agreement with Qidong Huahong Electronics Co., Ltd., a company controlled by Mr. Yonghua Lu, our former chairman, for a three-year term under which the annual rental payment is RMB1.5 million.

•
On April 30, 2010, SolarOne Qidong entered into an equipment purchase agreement with SMIC Energy Technology (Shanghai), or SMIC ET, a wholly owned subsidiary of SMIC, a company where David N.K. Wang, our independent director, serves as president and chief executive officer. Under this agreement, SolarOne Qidong agreed to purchase a 25 MW cell line from SMIC ET for an amount of US$4.25 million. SolarOne Qidong also signed a human resource service agreement with a one-month term with SMIC ET in connection with the equipment purchase agreement, under which SMIC ET agreed to second employees to SolarOne Qidong to manage and operate the equipment sold by SMIC ET and SolarOne Qidong agreed to pay for those employees’ compensation. Pursuant to the equipment purchase agreement, SolarOne Qidong also entered into a lease agreement with SMIC (Shanghai) Corporation, or SMIC Shanghai, to lease the premises and facilities where the equipment is located for a 12-month term from May 1, 2010 to April 30, 2011. Such lease agreement was amended on April 21, 2011 to extend the term of the lease to May 21, 2011. In addition, SolarOne Qidong assumed three PV cell supply contracts originally entered into between SMIC ET Shanghai and its customers.

•
On September 13, 2010, SolarOne Qidong entered into a purchase agreement with Hanwha Chemical, the holding company of Hanwha Solar, under which SolarOne Qidong purchased certain raw materials from Hanwha Chemical for an amount of RMB1.9 million (US$0.3 million).

•
On September 15, 2010, SolarOne Qidong entered into a purchase agreement with Yongwang under which SolarOne Qidong agreed to purchase certain amounts of raw materials from Yongwang at a price adjusted monthly based on the market price from October 2010 to October 2012.

•
On October 26, 2010, SolarOne Qidong entered into a purchase agreement with Hanwha L&C Trading (Shanghai) Co., Ltd., or Hanwha L&C, a company affiliated with Hanwha Solar, under which SolarOne Qidong purchased certain raw materials from Hanwha L&C for an amount of RMB1.1 million (US$0.2 million).

•
On January 3, 2011, we entered into a consulting service agreement with Hanwha S&C Co., Ltd., a company affiliated with Hanwha Solar, under which Hanwha S&C Co., Ltd. provided various consulting services related to information strategic planning from January 3, 2011 to March 31, 2011 for an amount of RMB1.5 million (US$0.2 million).

C. Interests of Experts and Counsel
Not applicable.
ITEM 8 FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Export Sales
Our export sales in 2008, 2009 and 2010 were RMB4,619.9 million, RMB3,600.8 million and RMB6,935.9 million (US$1,050.9 million), respectively, and accounted for 93.3%, 95.3% and 92.1% of our total revenue, respectively.
Legal and Administrative Proceedings
Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Due to non-performance by some of such suppliers, we recorded a provision of RMB0.1 million (US$18,000) for doubtful collection of supplier advances in 2010. While we are filing claims against such suppliers to resolve these disputes, the outcome of such potential litigation may not be in our favor.
On June 8, 2009, LDK, one of our suppliers of silicon, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. We intend to continue to vigorously defend ourselves against the claims brought by LDK and, on July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that we made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement. There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings in the near future or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability.”
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
B. Significant Changes
There have been no significant changes since December 31, 2010, the date of the annual consolidated financial statements in this annual report.
ITEM 9 THE OFFER AND LISTING
A. Offering and Listing Details
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HSOL.”
In 2010, the trading price of our ADSs on the Nasdaq Global Market ranged from US$5.61 to US$13.48 per ADS.
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each year of 2007, 2008, 2009 and 2010, (2) each quarter in 2009 and 2010 and the first quarter in 2011, and (3) each of the past six months.

	Share Price
	High	Low
Annually High and Low
2007	37.85	8.22
2008	40.19	2.67
2009	8.95	2.27
2010	13.48	5.61
Quarterly High and Low
First Quarter 2009	6.37	2.27
Second Quarter 2009	8.95	3.65
Third Quarter 2009	8.30	4.70
Fourth Quarter 2009	8.00	4.48
First Quarter 2010	10.78	6.08
Second Quarter 2010	9.39	5.61
Third Quarter 2010	13.48	6.57
Fourth Quarter 2010	13.42	8.08
First Quarter 2011	9.78	6.90
Monthly Highs and Lows
December 2010	9.09	8.17
January 2011	9.78	8.25
February 2011	9.65	8.33
March 2011	8.75	6.90
April 2011	7.69	6.12
May 2011	6.73	4.95
June 2011 (through June 2, 2011)	6.25	6.15

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 and are under the symbol “HSOL.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10 ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006. Our shareholders adopted some further amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 21, 2011. Such amendments include our name change, the increase of our authorised share capital from US$50,000 to US$100,000 and the deletion of the requirement of prior majority shareholder approval for issuance of shares in an amount equal to or more than 20% of all the shares issued and outstanding.
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
E. Taxation
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation
Under the EIT, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT does not define the term “de facto management.” However, the Implementation Regulations for the Enterprise Income Tax Law of the PRC issued by the State Council on December 6, 2007 defined de facto management body as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict application of the EIT and its Implementation Regulations. If Hanwha SolarOne or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Hanwha SolarOne or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, excluding the dividend income received from our PRC subsidiaries which should have been subject to PRC income tax already.
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
According to the Law of the People’s Republic of China on the Individual Income Tax, or the IIT, as amended, PRC income tax at the rate of 20% is applicable to dividends payable to individual investors if such dividends are regarded as income derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by individual investors is also subject to PRC tax at 20% if such gain is regarded as income derived from sources within the PRC. If we are deemed by the PRC tax authorities as a “resident enterprise,” the dividends we pay to our individual investors with respect to our ordinary shares or ADSs, or the gain the individual investors may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax at 20% or a lower treaty rate.
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
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
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
Passive Foreign Investment Company
We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year that ended December 31, 2010, and we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2011 will not be determinable until the close of the current taxable year ending December 31, 2011, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
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
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form to be specified by the U.S. Department of the Treasury) regarding distributions received on the ADSs or ordinary shares, any gain realized on the disposition of the ADSs or ordinary shares and any “reportable election” with respect to the ADSs or ordinary shares in accordance with the instructions to such form. In addition, each U.S. shareholder of a PFIC is required to file such annual information as is specified by the U.S. Treasury Department. You should consult your own tax advisor concerning the reporting requirements that would apply if we were to be considered a PFIC for any taxable year.
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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
A portion of our revenue and a significant portion of expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, SolarOne Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
In 2010, we entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for our sales contracts denominated in a currency other than Renminbi. As of December 31, 2010, a notional amount of Euro125 million was outstanding under these foreign currency derivative contracts. We may enter into additional forward contracts or enter into economic hedges in the future.
Foreign exchange transactions by SolarOne Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if SolarOne Qidong borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance SolarOne Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of SolarOne Qidong to obtain foreign exchange through debt or equity financing.
As of December 31, 2008, 2009 and 2010, we held equivalents of RMB319.5 million, RMB587.5 million and RMB1,282.8 million (US$194.4 million) in accounts receivable, respectively, of which RMB2.3 million, RMB99.4 million and RMB606.6 million (US$91.9 million) were denominated in U.S. dollars and RMB315.1 million, RMB370.7 million and RMB599.4 million (US$90.8 million) were denominated in Euro in 2008, 2009 and 2010, respectively.
Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2008, 2009 and 2010, our accounts receivable denominated in U.S. dollars as of December 31, 2008, 2009 and 2010 would have been Renminbi equivalents of RMB2.1 million, RMB89.5 million and RMB545.9 million, respectively. These amounts represent net losses of RMB0.2 million, RMB9.9 million and RMB60.7 million, respectively, to our accounts receivables denominated in U.S. dollars as of December 31, 2008, 2009 and 2010.
Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2008, 2009 and 2010, our accounts receivable denominated in Euro would have been Renminbi equivalents of RMB283.6 million, RMB333.6 million and RMB539.5 million, respectively. These amounts represent net losses of RMB31.5 million, RMB37.1 million and RMB59.9 million, respectively, to our accounts receivable denominated in Euro as of December 31, 2008, 2009 and 2010.
Interest Rate Risk
Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31 2010, our total interest-bearing borrowings were RMB668.9 million (US$101.4 million), of which RMB263.9 million (US$40.0 million) and RMB45.0 million (US$6.8 million) were denominated in U.S. dollars and Euro, respectively. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expenses may increase due to changes in market interest rates.
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
The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we received US$0.4 million of reimbursement from the depositary.

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
The net proceeds from our initial public offering have been used as follows:
•	approximately US$68.0 million to purchase or prepay for raw materials;

•	approximately US$40.0 million to expand our manufacturing capacity;

•	approximately US$17.9 million to acquire SolarOne Technology; and

•	approximately US$10.0 million to invest in our research and development activities.
On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the bonds into our ADSs. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-147627) was January 23, 2008. Morgan Stanley & Co. Incorporated was the sole bookrunning manager of this offering.
The net proceeds from the January 2008 convertible bond offering have been used as follows:
•	approximately US95.6 million for wafer and polysilicon pre-payments;

•	approximately US37.4 million for capital expenditure;

•	US$19.2 million to repay loans from Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our former chairman, to SolarOne Hong Kong, our 100% indirect subsidiary; and

•	the remainder for working capital and repayment of our existing bank borrowings.
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
In September 2010, we issued and sold to Hanwha Solar in a private placement 36,455,089 ordinary shares with an aggregate sale price of US$78.2 million, of which we received net proceeds of US$76.0 million. The net proceeds from this private placement have been used for capital expenditures and working capital.

In November 2010, we issued and sold 9,200,000 ADSs with an aggregate sale price of US$82.8 million, of which we received net proceeds of US$78.5 million. The effective date of our registration statement on Form F-3 (File number: 333-152005) was July 16, 2008. Morgan Stanley & Co. International plc and UBS Securities LLC acted as managers of the underwriters for the sale. The net proceeds from this offering have been used for capital expenditures and working capital. In order for Hanwha Solar to maintain after this public offering the same level of beneficial ownership in our company as before the offering, we issued and sold to Hanwha Solar 45,981,604 ordinary shares with an aggregate sale price of US$82.8 million. The net proceeds from this private placement have been used for capital expenditures and general working capital purposes.
As of December 31, 2010, our cash resources amounted to RMB1,630.8 million (US$247.1 million), comprising cash on hand and demand deposits.
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
As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2010.
Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of internal control over financial reporting as of December 31, 2010, as stated in its report, which is included immediately below. Ernst & Young Hua Ming has also audited our consolidated financial statements for the year ended December 31, 2010, as stated in its report which is included on page F-2 in this annual report.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Hanwha SolarOne Co., Ltd.
We have audited Hanwha SolarOne Co., Ltd.’s (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Hanwha SolarOne Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanwha SolarOne Co., Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated June 3, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 3, 2011
Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Thomas J. Toy qualifies as an “audit committee financial expert” as defined in Item 16A. of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.
ITEM 16B CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have previously filed our code of business conduct and ethics, and posted the code on our website http://www.hanwha-solarone.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.

	2009	2010	2010
	(RMB)	(RMB)	(US$)

Audit fees(1)	7,790,000	6,750,000	1,022,727

Audit-related fees	—	—	—

Tax fees(2)	688,000	260,000	39,394

All other fees	—	—	—

Notes:

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors. In 2009 and 2010, RMB5,500,000 and RMB5,250,000 (US$795,454), respectively, are for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. The audit fees also included RMB2,290,000 and RMB1,500,000 (US$227,273) in 2009 and 2010, respectively, for the services rendered in connection with our equity offerings.

(2)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice in 2009 and 2010.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G CORPORATE GOVERNANCE
Nasdaq Marketplace Rule 5605(e)(1)(B) requires that the Director nominees must either be selected, or recommended for the Board’s selection, either by: (A) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors. Nasdaq Marketplace Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of another company if: (A) the common stock issued or to be issued has voting power equal to or in excess of 20% of the voting power outstanding before such issuance; (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before such issuance. Nasdaq Marketplace Rule 5635(b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company. Marketplace Rule 5635(d) requires shareholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer to follow its home country practice in lieu of the requirement under Nasdaq Marketplace Rule 5605(e)(1)(B), 5635(a)(1), 5635(b) and 5635(d).
Except as stated above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

PART III
ITEM 17 FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18 FINANCIAL STATEMENTS
The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2009 and 2010

•	Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2008, 2009 and 2010

•	Notes to the Consolidated Financial Statements
ITEM 19 EXHIBITS
The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1
Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2
Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3 *
Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011

2.1
Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.2
Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.3
Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit
Number	Description of Document

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2
2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3
Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4
Second and Restated Supply Agreement, dated May 13, 2008, between SolarOne Hong Kong Power Ltd. and Hoku (incorporated by reference to Exhibit 4.39 from our 20-F annual report filed with the Commission on June 27, 2008)

4.5
Investment Agreement, dated November 14, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Management Committee of Qidong Economic Development Zone, Jiangsu Province (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147627), as amended, initially filed with the Commission on November 27, 2007)

4.6
Contract, dated October 30, 2007, between Yangguang Solar and Ald Vacuum Technologies GmbH (incorporated by reference to Exhibit 4.41 from our 20-F annual report filed with the Commission on June 27, 2008)

4.7
State-owned Land Use Right Grant Contract, dated January 28, 2005, between Lianyungang Municipal Administration of Land and Resources and Yangguang Solar Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 from our 20-F annual report filed with the Commission on June 27, 2008)

4.8
Equity Transfer Agreement, dated June 23, 2008, among Nantong Linyang Electric Power Investment Co., Ltd., Jiangsu Qitian Group Co., Ltd., Jiangsu Guangyi Technology Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.43 from our 20-F/A amendment to annual report filed with the Commission on June 30, 2008)

4.9
Equity Transfer Agreement, dated November 16, 2009, between Rongqiang Cui and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.31 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.10
Equity Transfer Agreement, dated November 16, 2009, between Guoyu Wang and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.11
Equipment Sales Agreement, dated April 30, 2010, between SMIC Energy Technology (Shanghai) and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.33 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.12
Lease Agreement, dated April 3, 2009, between Jiangsu Linyang Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.34 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

Exhibit
Number		Description of Document

4.13
Lease Agreement, dated April 2010, between Qidong Huahong Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.35 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.14	#
Toll Manufacturing Agreement for the Production of Solar Modules between Solarfun Power Hong Kong Limited and Q-cells International GmbH dated December 30, 2008 (incorporated by reference to Exhibit 4.36 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.15
Shareholders Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on November 9, 2010)

4.16
Share Purchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation, dated August 3, 2010 (incorporated by reference to Exhibit 99.1 from Form 6-K submitted with the Commission on November 9, 2010)

4.17
Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 9, 2010)

4.18	*	Purchase Agreement between Ya An Yongwang Silicon Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. dated September 15, 2010

8.1	*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

11.1
Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm

Notes:

*	Filed with this Annual Report on Form 20-F.

#	Confidential treatment has been requested. Confidential information has been redacted and separately filed with the SEC.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA SOLARONE CO., LTD.
/s/ Ping Peter Xie
Name:	Ping Peter Xie
Title:	President and Chief Executive Officer
Date: June 3, 2011

HANWHA SOLARONE CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2010
and for the years ended December 31, 2008, 2009 and 2010

HANWHA SOLARONE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
Hanwha SolarOne Co., Ltd.
We have audited the accompanying consolidated balance sheets of Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanwha SolarOne Co., Ltd. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 3, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 3, 2011

HANWHA SOLARONE CO., LTD.
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2009	2010	2010
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		645,720	1,630,777	247,087
Restricted cash		60,539	100,490	15,226
Accounts receivable — net	4	587,488	1,282,807	194,365
Notes receivable	4	—	10,000	1,515
Inventories — net	5	783,973	790,773	119,814
Advance to suppliers — net	6	540,145	764,063	115,767
Other current assets	7	180,315	255,432	38,702
Deferred tax assets — net	24	63,115	91,611	13,880
Derivative contracts	17	7,360	7,489	1,135
Amount due from related parties	25	12,458	27,819	4,215

Total current assets		2,881,113	4,961,261	751,706

Non-current assets:
Long-term prepayments	6	439,617	394,282	59,740
Amount due from related parties, non-current portion	25	—	15,000	2,273
Fixed assets — net	8	1,586,283	2,084,027	315,762
Intangible assets — net	9	208,563	205,763	31,176
Deferred tax assets — net	24	13,789	16,759	2,539
Long-term deferred expenses	11	33,158	27,273	4,132
Goodwill	10	134,735	134,735	20,414

Total non-current assets		2,416,145	2,877,839	436,036

Total assets		5,297,258	7,839,100	1,187,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	12	404,764	318,919	48,321
Long-term bank borrowings, current portion	12	120,000	215,000	32,576
Accounts payable		441,768	478,129	72,444
Notes payable	16	186,921	181,265	27,464
Accrued expenses and other liabilities	13	191,895	404,826	61,337
Customer deposits	15	59,685	33,538	5,082
Unrecognized tax benefit	24	27,385	143,473	21,738
Derivative contracts	17	1,148	8,047	1,219
Amount due to related parties	25	16,765	13,183	1,997

Total current liabilities		1,450,331	1,796,380	272,178

Non-current liabilities:
Long-term bank borrowings	12	350,000	135,000	20,455
Deferred tax liabilities	24	26,566	25,977	3,936
Convertible bonds	22	658,653	687,435	104,157

Total non-current liabilities		1,035,219	848,412	128,548

Total liabilities		2,485,550	2,644,792	400,726

Commitments and contingencies	28

Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 shares issued and outstanding at December 31, 2009 and 2010)	21	55	55	8

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 shares authorized; 290,708,739 shares and 420,645,432 shares issued and outstanding at December 31, 2009 and 2010, respectively)		227	314	48
Additional paid-in capital		2,331,797	3,956,953	599,538
Statutory reserves	19	69,564	170,000	25,757
Retained earnings		410,065	1,066,986	161,665

Total shareholders’ equity		2,811,653	5,194,253	787,008

Total liabilities, redeemable ordinary shares and shareholders’ equity		5,297,258	7,839,100	1,187,742

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,
	Note	2008		2009		2010		2010
		(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)

Net revenues			4,949,068		3,778,316		7,526,993		1,140,453

Cost of revenues			(4,905,147)		(3,341,936)		(5,960,648)		(903,128)

Gross profit			43,921		436,380		1,566,345		237,325

Operating expenses:
Selling expenses			(87,913)		(105,454)		(178,057)		(26,978)
General and administrative expenses			(143,340)		(180,989)		(190,594)		(28,878)
Research and development expenses			(19,679)		(32,025)		(53,500)		(8,106)
Government grants	23		—		—		18,755		2,842

Total operating expenses			(250,932)		(318,468)		(403,396)		(61,120)

Operating (loss) profit			(207,011)		117,912		1,162,949		176,205

Interest expense			(103,146)		(157,907)		(161,677)		(24,497)
Interest income			10,004		5,002		6,141		930
Exchange losses			(35,230)		(23,814)		(89,272)		(13,526)
Changes in fair value of derivative contracts	17		83,090		9,594		77,531		11,747
Changes in fair value of conversion feature of convertible bonds	22		—		(73,887)		31,623		4,791
Other income			15,018		6,286		24,353		3,690
Other expenses			(25,604)		(11,835)		(5,903)		(894)
Government grants	23		3,480		7,661		9,595		1,454

(Loss) income before income taxes			(259,399)		(120,988)		1,055,340		159,900

Income tax expenses	24		(6,519)		(23,928)		(297,983)		(45,149)

Consolidated net (loss) income			(265,918)		(144,916)		757,357		114,751

Net income attributable to non-controlling interest			(14,573)		(311)		—		—

Net (loss) income attributable to Hanwha SolarOne Co., Ltd. shareholders			(280,491)		(145,227)		757,357		114,751

Net (loss) income attributable to Hanwha SolarOne Co., Ltd. shareholders per share:
Basic	30	RMB	(1.11)	RMB	(0.53)	RMB	2.43	US$	0.37
Diluted	30	RMB	(1.11)	RMB	(0.53)	RMB	2.36	US$	0.36

Number of shares used in computation of net (loss) income per share:
Basic	30		252,659,614		274,067,760		311,263,308		311,263,308
Diluted	30		252,659,614		274,067,760		357,272,605		357,272,605
The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2008	2009	2010	2010
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from operating activities:
Consolidated net (loss) income		(265,918)	(144,916)	757,357	114,751
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Unrealized (gain) loss from derivative contracts	17	(33,873)	27,661	6,770	1,026
Changes in fair value of conversion feature of convertible bonds		—	73,887	(31,623)	(4,791)
Loss from disposal of a subsidiary		384	—	—	—
Loss from disposal of fixed assets		—	719	957	145
Gain from disposal of intangible asset	9	(3,403)	—	—	—
Amortization of convertible bonds discount		—	50,788	60,405	9,153
Depreciation and amortization		67,170	153,174	187,587	28,422
Amortization of long-term deferred expense		5,145	6,670	7,194	1,090
Stock compensation expenses	20	34,826	42,671	31,963	4,843
Write-down of inventories	5	413,789	282,574	134,489	20,377
Provision for doubtful collection of accounts receivable	4	—	3,723	—	—
Reversal of doubtful debt for accounts receivable		—	—	(278)	(42)
Provision for doubtful collection of advances to supplier	6	41,962	234,724	117	18
Deferred tax benefit	24	(50,068)	(15,792)	(32,055)	(4,857)
Warranty provision	14	46,565	33,728	67,616	10,245
Warranty settlements and reversals	14	(18,887)	(8,904)	(9,386)	(1,422)
Unrecognized tax benefit	24	27,385	—	116,088	17,589
Others		2	—	—	—
Changes in operating assets and liabilities:
Restricted cash		(44,602)	2,011	(5,298)	(803)
Accounts receivable		111,157	(271,674)	(695,041)	(105,309)
Notes receivable		—	—	(10,000)	(1,515)
Inventories		(417,016)	(334,839)	(141,289)	(21,407)
Advance to suppliers and long-term prepayments		(547,458)	(68,872)	(178,700)	(27,076)
Other current assets		(97,271)	301,434	(75,117)	(11,382)
Amount due from related parties		901	(12,439)	(30,361)	(4,600)
Accounts payable		103,199	238,804	(12,252)	(1,856)
Notes payable		—	—	(5,656)	(857)
Accrued expenses and other liabilities		(27,857)	33,648	154,680	23,435
Amount due to related parties		(2,038)	10,362	(3,582)	(543)
Customer deposits		(18,134)	50,191	(26,147)	(3,962)

Net cash (used in) provided by operating activities		(674,040)	689,333	268,438	40,672

Cash flows from investing activities:
Acquisition of fixed assets		(849,544)	(260,054)	(634,506)	(96,138)
Acquisition of intangible assets		(48,517)	(438)	(1,678)	(254)
Acquisition of a subsidiary		(267,566)	(89,818)	—	—
Increase in restricted cash		(1,282)	25,587	(34,653)	(5,250)
Disposal of affiliate		300	—	—	—
Disposal of a subsidiary		(9,394)	—	—	—
Proceeds from disposal of intangible assets		6,958	—	—	—

Net cash used in investing activities		(1,169,045)	(324,723)	(670,837)	(101,642)
The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — CONT’D

		For the year ended December 31,
	Note	2008	2009	2010	2010
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from financing activities:
Proceeds from Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	27	—	—	21	3
Capital contributed by minority interest shareholder		65,560	—	—	—
Net proceeds from issuance of redeemable ordinary shares		32	—	—	—
Net proceeds from issuance of convertible bonds		1,178,969	—	—	—
Net proceeds from issuance of ordinary shares to Hanwha Solar Holdings Co., Ltd.	18	—	—	1,059,812	160,578
Net proceeds from issuance of ordinary shares to public	18	489,875	148,994	521,302	78,985
Dividends paid to minority shareholders		—	(3,400)	—	—
Proceeds from exercise of stock options		12,091	1,103	12,166	1,843
Proceeds from short-term borrowings		3,119,682	1,900,675	1,098,911	166,502
Payment of short-term borrowings		(2,985,852)	(2,594,743)	(1,184,756)	(179,508)
Proceeds from long-term borrowings		200,000	300,000	—	—
Payment of long-term borrowings		(15,000)	(30,000)	(120,000)	(18,182)
Utilization of notes payable		—	147,580	—	—
Repayment of advances from related parties		(84,299)	—	—	—

Net cash provided by (used in) financing activities		1,981,058	(129,791)	1,387,456	210,221

Net increase in cash and cash equivalents		137,973	234,819	985,057	149,251
Cash and cash equivalents at the beginning of year		272,928	410,901	645,720	97,836

Cash and cash equivalents at the end of year		410,901	645,720	1,630,777	247,087

Supplemental disclosure of cash flow information:
Interest paid		102,440	104,817	89,855	13,614
Income tax paid		51,273	39,159	160,615	24,336
Realized gain from derivative contracts		49,216	37,255	84,301	12,773
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		35,904	21,842	48,613	7,366
Conversion of convertible bonds into ordinary shares		—	179	—	—
Transfer of unamortized debt issuance costs to equity upon conversion of convertible bonds into ordinary shares		—	(5)	—	—
The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Hanwha SolarOne Co., Ltd.
						Retained
						earnings		Total
		Number of		Additional paid-	Statutory	(accumulated	Non-controlling	shareholders’
	Note	ordinary shares	Ordinary shares	in capital	reserves	losses)	Interest	equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of January 1, 2008		241,954,744	195	1,601,852	37,548	222,987	100,420	1,963,002
Exercise of stock options and vesting of restricted stock units	20	1,040,590	1	12,090	—	—	—	12,091
Capital contributed by non-controlling interest		—	—	—	—	—	65,560	65,560
Disposal of subsidiary		—	—	—	—	—	(8,750)	(8,750)
Purchase of subsidiary shares from non-controlling interest		—	—	—	—	—	(167,620)	(167,620)
Settlement of stock options exercised with shares held by depository bank		(1,040,590)	—	—	—	—	—	—
Net proceeds from issuance of ordinary shares		27,105,465	18	489,857	—	—	—	489,875
Share-based compensation	20	—	—	34,825	—	—	—	34,825
Net loss for the year		—	—	—	—	(280,491)	14,573	(265,918)
Appropriation of statutory reserves	19	—	—	—	10,090	(10,090)	—	—

Balance as of December 31, 2008		269,060,209	214	2,138,624	47,638	(67,594)	4,183	2,123,065

Adjustment to retained earnings upon adoption of ASC 815-40		—	—	—	—	644,812	—	644,812

Balance as of January 1, 2009		269,060,209	214	2,138,624	47,638	577,218	4,183	2,767,877

Exercise of stock options and vesting of restricted stock units	20	893,760	—	1,101	—	—	—	1,101
Settlement of stock options exercised with shares held by depository bank		(893,760)	—	—	—	—	—	—
Conversion of convertible bonds into ordinary shares		6,535	—	175	—	—	—	175
Share-based compensation	20	—	—	42,671	—	—	—	42,671
Shares issued to depository bank		2,200,000	1	(1)	—	—	—	—
Net proceeds from issuance of ordinary shares	18	19,441,995	12	148,982	—	—	—	148,994
Purchase of subsidiary shares from non-controlling interest		—	—	245	—	—	(1,094)	(849)
Net loss for the period		—	—	—	—	(145,227)	311	(144,916)
Appropriation of statutory reserves	19	—	—	—	21,926	(21,926)	—	—
Appropriation of retained earnings to non-controlling interest		—	—	—	—	—	(3,400)	(3,400)

Balance as of December 31, 2009		290,708,739	227	2,331,797	69,564	410,065	—	2,811,653

Exercise of stock options and vesting of restricted stock units	20	1,762,500	—	12,166	—	—	—	12,166
Settlement of stock options exercised with shares held by depository bank		(1,762,500)	—	—	—	—	—	—
Share-based compensation	20	—	—	31,963	—	—	—	31,963
Shares issued to depository bank		1,500,000	1	(1)	—	—	—	—
Net proceeds from issuance of ordinary shares to Hanwha Solar Holdings Co., Ltd.	18	82,436,693	55	1,059,757	—	—	—	1,059,812
Net proceeds from issuance of ordinary shares to public	18	46,000,000	31	521,271	—	—	—	521,302
Net income for the period		—	—	—	—	757,357	—	757,357
Appropriation of statutory reserves	19	—	—	—	100,436	(100,436)	—	—

Balance as of December 31, 2010		420,645,432	314	3,956,953	170,000	1,066,986	—	5,194,253

Balance as of December 31, 2010, in US$’000			48	599,538	25,757	161,665	—	787,008

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
1. ORGANIZATION AND BASIS OF PRESENTATION
Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The principal activities of its subsidiaries are described in the table below. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.
Pursuant to a written resolution of Leshan Jiayang’s board of directors dated January 1, 2008, the Group established a working group for the purpose to liquidate the Company’s subsidiary, Leshan Jiayang, which was dormant with insignificant operations and net assets. The liquidation process was completed during the year ended December 31, 2008.
In February 2008, the Group established Hanwha SolarOne GmbH (“SolarOne GmbH”) (previously known as Solarfun Power Deutschland GmbH). The registered capital of SolarOne GmbH is Euro100,000 of which all had been contributed by the Group on February 14, 2008. The principal activity of SolarOne GmbH is to sell PV products in the European markets. SolarOne Gmbh has not yet commenced operations as of December 31, 2010.
On August 1, 2008, the Group acquired the remaining 48% equity interest in Hanwha SolarOne Technology Co., Ltd. (“SolarOne Technology”) (previously known as Yangguang Solar Technology Co., Ltd.) for total cash consideration of approximately RMB355,872,000 from Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”), Jiangsu Qitian Group Co., Ltd. (“Qitian Group”) and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangyi”). Subsequent to this acquisition, SolarOne Technology became a wholly owned subsidiary of the Company. The Group accounted for this transaction as a business combination.
Pursuant to a share transfer agreement signed between a subsidiary of the Group, Shanghai Linyang Solar Technology Co., Ltd. (“Solar Shanghai”), with three individual non-controlling shareholders of Solar Shanghai (i.e., Cui Rongqiang, Gu Yongliang, Wang Guoyu) on November 16, 2009, the three individual shareholders agreed to transfer their interests of 10%, 5% and 2%, respectively, to Hanwha SolarOne (Qidong) Co., Ltd. (“SolarOne Qidong”) (previously known as Jiangsu Linyang Solarfun Co., Ltd.). The cash consideration for the share transfer was RMB500,000, RMB250,000 and RMB100,000, respectively, which was the original paid-in capital of the three individual shareholders when Solar Shanghai was set up in 2006. Before the share transfer, Solar Shanghai distributed a dividend to each of the three individual shareholders of RMB3,400,000 in cash, representing the proportionate profit attributed to the non-controlling shareholders from the date of inception to the date of the share transfer. After the share transfer, Solar Shanghai became a wholly owned subsidiary of the Group.
In May 2010, the Group established Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”) (previously known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd.). The registered capital of Solar Engineering is RMB50,000,000, which had been contributed by the Group on May 25, 2010. The principal activity of Solar Engineering is to provide construction services to build solar power systems in the People’s Republic of China (“PRC” or “China”).

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
1.	ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)
As of December 31, 2010, the Company’s subsidiaries included the following entities:

	Date of incorporation/	Place of	Percentage of
	establishment/	incorporation/	shareholding/
Name of subsidiary	acquisition	establishment	ownership	Principal activities

Hanwha SolarOne Investment Holding Ltd. (“SolarOne Investment”) (previously known as Linyang Solar Power Investment Holding Ltd.)	May 17, 2006	British Virgin Islands	100%	Investment holding

Hanwha SolarOne Hong Kong Limited (“SolarOne HK”) (previously known as Solarfun Power Hong Kong Limited)	May 16, 2007	Hong Kong	100%	Investment holding and international procurement

Hanwha SolarOne U.S.A. Inc. (“SolarOne USA”) (previously known as Solarfun USA, Inc.)	September 18, 2007	United States of America	100%	International sales

SolarOne GmbH	February 14, 2008	Deutschland	100%	International sales

SolarOne Qidong	August 27, 2004	PRC	100%	Development, manufacturing and sales of photovoltaic (“PV”) products to overseas customers

Solar Shanghai	March 29, 2006	PRC	100%	Sales of PV products to PRC customers

Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”) (previously known as Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd.)	April 9, 2007	PRC	100%	Research and development

SolarOne Technology	July 31, 2007	PRC	100%	Manufacturing of silicon ingots

Solar Engineering	May 25, 2010	PRC	100%	Provide construction services to build solar power systems in the PRC
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

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Foreign Currency
The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, “Foreign Currency Translation.” The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of operations.
Convenience Translation
Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.6000 on December 31, 2010 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.
Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, provision for doubtful debts, provision for advance to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and intangible assets, impairment of fixed assets, intangible assets and goodwill, valuation allowances on deferred tax assets, stock-based compensation expenses and fair values of derivative contracts.
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
Accounts and Notes Receivable
Accounts and notes receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on historical experience, account balance aging, prevailing economic conditions and an assessment of specific evidence indicating troubled collection. A receivable is written off after all collection efforts have ceased.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Debt Issuance Costs
Debt issuance costs represent the incurred costs directly attributable to the issuance of the convertible bonds. These costs, presented as non-current assets, are deferred and amortized ratably using the effective interest method from the debt issuance date over the life of the convertible bonds. Upon the conversion of the bonds, the related debt issuance costs will be debited to shareholders’ equity.
Inventories
Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.
Fixed Assets
Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest cost incurred during 2009 and 2010 was approximately RMB71,067,000 and RMB88,929,000 (US$13,474,091) and Interest capitalized during 2009 and 2010 amounted to approximately RMB4,290,000 and RMB5,377,000 (US$814,697), respectively.
Intangible Assets
Land use rights
Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the lives of the land use rights agreements, which have terms of tenure ranging from 45 to 50 years.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of the acquired business.
Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, “Goodwill and Other Intangible Assets.” The Group assigns and assesses goodwill for impairment at the reporting unit level. As of December 31, 2010, goodwill relates to the acquisition of SolarOne Technology.
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
The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.
The Group performed a goodwill impairment test as of December 31, 2010 and no impairment loss was recognized.
Impairment of Long-Lived Assets
The Group evaluates its long-lived assets or asset groups, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Fair Value of Financial Instruments
Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, accounts and notes payable, short-term bank borrowings, amounts due to/from related parties and convertible bonds. The carry amounts of these financial instruments other than convertible bonds approximate their fair values due to the short-term maturity of these instruments. Upon the adoption of ASC 815-40, “Derivatives and Hedging: Contracts in Entity’s Own Equity,” on January 1, 2009, the conversion option was bifurcated from the convertible bonds at its fair value and the residual value allocated to the convertible bonds was accreted to the redemption amount using the effective interest method. The Group determined the fair value of the conversion option with the assistance of an independent third-party valuation firm.
The factors considered in the valuation model are as follows:

	As of December 31,
	2009		2010

Underlying share price	US$	7.63	US$	8.17
Conversion price	US$	19.125	US$	19.125
Time to maturity	8.04 years		7.04 years
Risk free rate		3.55%		2.72%
Expected volatility		76.83%		71.72%
Comparable yield to maturity		5.98%		5.32%
Underlying share price is the Company’s closing price as listed on NASDAQ as of December 31 2009 and 2010. The Conversion price is the initial conversion price of the convertible bonds. Time to maturity is the remaining years from balance sheet date to January 15, 2018, the maturity date of the convertible bonds. The risk free rate is derived from the United States Treasury zero coupon risk free rates with the remaining terms equal to the time to maturity as of December 31, 2009 and 2010. The Company estimates the expected volatility and comparable yield to maturity based on a combination of the Company’s historical performance and the performance of comparable publicly listed companies.
The long-term bank borrowings approximate their fair value since they bear interest rates which approximate market interest rates.
Financial Instruments — Embedded Foreign Currency Derivatives
Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts which are required to be separately accounted for in accordance with ASC 815-10 “Derivatives and Hedging: Overall.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in fair value reported as “Changes in fair value of derivative contracts” in the consolidated statements of operations. Embedded foreign currency derivatives are presented as current assets or liabilities. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Financial Instruments — Foreign Currency Derivative Contracts and Commodity Contracts
The Group’s primary objective for holding foreign currency derivative contracts and commodity derivative contracts is to manage its foreign currency risk principally arising from sales contracts denominated in Euros and the stability of the purchase price for silver, which is one of the raw materials required in the production of PV products. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.
During the years ended December 31, 2008, 2009 and 2010, the Group entered into cross-currency exchange rate agreements to receive RMB and sell other currencies as well as commodity agreements to purchase silver. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of operations. The Group has elected not to apply hedge accounting to these derivative instruments. As of December 31, 2010, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro125 million (2009: Euro105 million) and US$190 million (2009: Nil), and commodity contracts with a quantity of 102,000 ounces of silver (2009: Nil). The Group estimates the fair value of its foreign currency and commodity derivatives using a pricing model based on market observable inputs.
Revenue Recognition
The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells PV cells and silicon ingots. The Group records revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of ASC 605-10, “Revenue Recognition: Overall,” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.
More specifically, the Group’s sales arrangements are evidenced by framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “Cost, Insurance and Freight” (“CIF”) and “Free on Board” (“FOB”) shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, the Group requires its customers to prepay prior to shipment. The Company performs ongoing credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where longer credit terms are granted to certain customers, the timing of revenue recognition was not impacted as the Company has historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper, assuming all other revenue recognition criteria are met.
In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Revenue Recognition (cont’d)
The Group entered into a processing service arrangement to process PV cells into PV modules. For this service arrangement, the Group “purchases” PV cells from the customer and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted criteria relating to revenue recognition.
The Company recognizes revenue related to long-term solar systems integration services on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.
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
Advertising Expenditures
Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were approximately RMB1,383,500, RMB1,962,000 and RMB742,000 (US$112,424) for the years ended December 31, 2008, 2009 and 2010, respectively.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Warranty Cost
The Group primarily provides standard warranty coverage on PV modules sold to customers. The standard warranty provides for a 2 to 5-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. The estimate of the amount of warranty obligation is primarily based on the following considerations: 1) the results of technical analyses, including simulation tests performed on the products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by the Company’s engineering team, 2) the Company’s historical warranty claims experience, 3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to the products, and which sell products to a similar class of customers, and 4) the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs are affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, the Group accrues for warranty costs for the 2 to 5-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because the Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.
Government Grants
Government grants received by the Company consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met, and the grants are received. Government grants that are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group’s operating activities are classified as non-operating income upon receipt.
Accounting for Income Taxes and Uncertain Tax Positions
The Group accounts for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Accounting for Income Taxes and Uncertain Tax Positions (cont’d)
The Group applies ASC 740-10, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2009 and 2010, the Group recorded unrecognized tax benefits of approximately RMB27,385,000 and RMB143,473,000 (US$21,738,333), respectively. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of operations. No such amounts have been incurred or accrued through December 31, 2010 by the Group.
Based on existing PRC tax regulations, the tax years of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, and Solar Engineering for the years ended December 31, 2006 through 2010 remain open for examination by the tax authorities.
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
Leases
Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were approximately RMB6,307,000, RMB9,644,000 and RMB9,400,000 (US$1,424,242) for the years ended December 31, 2008, 2009 and 2010, respectively. The Group had no capital leases during any of the periods stated herein.
Net Income (Loss) Per Share
Net income (loss) per share is calculated in accordance with ASC 260-10, “Earnings Per Share.” Basic income (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible bonds are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis, when the impact is dilutive. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Stock Compensation
Stock awards granted to employees and non-employees are accounted for under ASC 718-10, “Share-Based Payment,” and ASC 505-50, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” respectively.
In accordance with ASC 718-10, all grants of share options to employees are recognized in the financial statements based on their grant-date fair values. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.
ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
Comparative Financial Statements
The following 2009 comparative amounts in the consolidated financial statements have been reclassified to conform to the current year’s presentation:
1)	An amount of RMB438,617,000 in advances to suppliers, net has been reclassified from current assets to long-term prepayments in non-current assets (Note 6).
2)	An amount of RMB30,000,000 in long-term bank borrowings has been reclassified from non-current liabilities to long-term bank borrowings, current portion in current liabilities (Note 12).
Recent Accounting Pronouncements
In March 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-11, “Derivative and Hedging (Topic 815).” All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in ASU 2010-11 because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The provisions of ASU 2010-11 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.
In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718).” ASU 2010-13 provides amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Recent Accounting Pronouncements (cont’d)
In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The provisions of ASU 2010-28 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.
Concentration of Risks
Concentration of credit risk
Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advances made to suppliers and long-term prepayments.
The Group has approximately RMB477,875,000 (US$72,405,303) of cash and bank deposits in the PRC, which constitute about 29% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.
Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the top five suppliers accounted for an aggregate of 41.9% and 46.1% as of December 31, 2009 and 2010, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.
With respect to accounts receivable, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of Risks (cont’d)
Concentration of customers
The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for an aggregate of 53.2%, 65.3% and 51.9% for the years ended December 31, 2008, 2009 and 2010, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.
Concentration of suppliers
A significant portion of the Group’s raw materials are sourced from its five largest suppliers who collectively accounted for an aggregate of 42.0%, 51.6% and 40.0% of the Group’s total silicon and silicon wafer purchases for the years ended December 31, 2008, 2009 and 2010, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.
3. ACQUISITIONS
On July 31, 2007, the Group acquired a 52% equity interest in SolarOne Technology from Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”) and Lianyungang Suyuan Group Co., Ltd. (“Qitian Group”) for cash consideration of RMB51,251,200. Subsequently, on August 1, 2008, the Group acquired the remaining 48% equity interest in SolarOne Technology for total cash consideration of approximately RMB355,872,000 from Nantong Linyang, Qitian Group and Jiangsu Guangyi Technology Co., Ltd. (“Jiangsu Guangyi”). The transaction has been accounted for as a business combination as the acquiree meets the definition of a business. The excess purchase price over the fair value was recorded as goodwill. The acquired assets and liabilities were recorded at their fair value at the date of acquisition. SolarOne Technology is mainly engaged in the manufacturing of PV cells and other electronic components.
4. ACCOUNTS AND NOTES RECEIVABLE
The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	2,267	4,183	633
Provision (reversal) for doubtful debt	3,723	(278)	(42)
Written-off	(1,807)	(160)	(24)

Ending balance	4,183	3,745	567

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
4. ACCOUNTS AND NOTES RECEIVABLE (CONT’D)
Notes receivable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.
5. INVENTORIES — NET
Inventories consist of the following:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	277,553	459,480	69,618
Work-in-progress	129,500	25,119	3,806
Finished goods	376,920	306,174	46,390

	783,973	790,773	119,814

As of December 31, 2009 and 2010, raw materials of approximately RMB15,131,000 and RMB45,696,000 (US$6,923,636), respectively, of the Group were held in custody by other parties for processing. The write-down of inventories amounted to RMB413,789,000, RMB282,574,000 and RMB134,489,000 (US$20,377,121) for the years ended December 31, 2008, 2009 and 2010, respectively.
6. ADVANCE TO SUPPLIERS AND LONG-TERM PREPAYMENTS
Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits are required in order to secure supply of silicon due to limited availability.
The multi-year supply agreements entered into between the Group and its suppliers typically state minimum quantities with associated pricing set for the annual periods under the agreements with deliveries to be made over a general timeframe, subject to change based on the Group’s purchasing needs and/or the suppliers’ product availability. As a result of a steep decline in the spot price for silicon products, during 2009, the Group successfully completed re-negotiating all of its multi-year framework supply agreements through either supplemental agreements or amended and restated multi-year framework supply agreements with the exception of Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK”) (Note 28). Each of these subsequent agreements contains provisions which allow for reassessment of the purchase price for future deliveries under the agreements; however, the subsequent agreements generally did not adjust the originally contracted purchase quantities.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
6. ADVANCE TO SUPPLIERS AND LONG-TERM PREPAYMENTS (CONT’D)
The supplemental agreements or amended and restated multi-year framework supply agreements also removed a clause in the original multi-year framework supply agreements that provided the Group with the right to terminate the multi-year framework supply agreements and to require repayment for the deposit in any event of default by the suppliers. Instead, the supplemental agreements or amended and restated multi-year framework supply agreements allow the suppliers a grace period to cure certain events of default that may occur before the Company can enforce its own remedies under the agreements. The removal of such rights will result in the recovery of such advances only through the delivery of product from its suppliers which could range from one to four years. Accordingly, approximately RMB438,617,000 of “current assets — Advance to suppliers” as of December 31, 2009 has been reclassified to “non-current assets — Long-term prepayments” consistent with the current year’s presentation.
The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group will seek to recover the advances from the suppliers and provide for losses on advances which are akin to receivables in cost of revenue because of the suppliers’ inability to return the advances. A charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded a charge to cost of revenue amounting to approximately RMB41,962,000, RMB234,724,000 and RMB117,000 (US$17,727), for the years ended December 31, 2008, 2009 and 2010, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.
7. OTHER CURRENT ASSETS
Other current assets consist of the following:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

VAT recoverable	37,686	143,044	21,673
Other receivables	13,115	66,807	10,123
Prepaid expenses	129,514	45,581	6,906

	180,315	255,432	38,702

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.
The balance of other receivables as of December 31, 2009 and 2010 included amounts of approximately nil and RMB51,391,000 (US$7,786,515), respectively, for export VAT refund receivable. The remaining balances of other receivables as of December 31, 2009 and 2010 primarily consist of deposits provided to consumables suppliers of approximately RMB6,000,000 and RMB6,000,000 (US$909,091), respectively, and deposits provided to the Bank of New York for provision of trust services to ADS holders of approximately RMB3,083,000 and RMB3,362,000 (US$509,394), respectively.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
7. OTHER CURRENT ASSETS (CONT’D)
Prepaid expenses mainly represent advances made to E-mei Semiconductors Material Factory (“E-mei”), a third-party supplier, for silicon wafers purchases. In October and November of 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-mei, under which the Group committed to pay advances totaling RMB220 million to E-mei in return for a five-year exclusive procurement right to silicon wafers produced at E-mei’s new production facilities. The procurement right entitles the Group to purchase the silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.
The RMB220 million committed advances was paid to E-mei according to progress of construction of the new production facilities, which were completed in October 2008. Amounts payable for future raw material purchases from E-mei will be offset against the advances. However, for each purchase, the Group can only offset 30% of the amount against the purchase advances. After the Group has fully utilized all of the advances, the discount on purchase will be adjusted downward to 3% to 5% of the market price at the time of purchase.
In December 2008, the Group commenced renegotiating the arrangement with E-mei and a renegotiated contract was subsequently signed in March 2009. The Group is entitled to purchase the silicon wafers at a discount of 5% below market price at the time of purchase and can offset 55% of the amount against the advances. The remaining balance of 45% of the cost of raw materials would be settled in cash by the Group. After the Group has fully utilized the advances, the Group is no longer entitled to purchase silicon wafers at the above discount.
The above arrangement, comprising of a lease component and a raw material supply component, is accounted for in accordance to ASC 840-10, “Determining Whether an Arrangement Contains a Lease,” which requires the advanced payments to be allocated to the lease and non-lease components on a relative fair value basis. The lease component is accounted for as an operating lease in accordance with ASC 840-10 “Accounting for Leases.” As of December 31, 2010, the Group expects the full amount of its advanced payments to be utilized in the next 12 months based on an assessment of its raw material needs and the expected available output to be received from E-mei. Accordingly, the full amount of advanced payments is presented as a current asset as at December 31, 2010.
8. FIXED ASSETS — NET
Fixed assets consist of the following:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	232,344	323,228	48,974
Plant and machinery	1,489,108	1,725,787	261,483
Furniture, fixtures and office equipment	35,059	44,455	6,736
Computer software	2,202	4,369	662
Motor vehicles	8,203	10,060	1,524
Leasehold improvement	—	4,801	727
Construction-in-progress	67,086	402,155	60,933

	1,834,002	2,514,855	381,039
Less: Accumulated depreciation	(247,719)	(430,828)	(65,277)

	1,586,283	2,084,027	315,762

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
8. FIXED ASSETS — NET (CONT’D)
Depreciation expense amounted to approximately RMB64,929,000, RMB 149,854,000 and RMB182,490,000 (US$27,650,000) for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2009 and 2010, buildings with a net book value of RMB28,138,995 and RMB26,632,267 (US$4,035,192), respectively, were pledged for short-term bank borrowings of RMB200,000,000 and RMB92,718,000 (US$14,048,182), respectively (Note 12).
9. INTANGIBLE ASSETS — NET
Intangible assets consist of the following:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Land use rights
Cost	215,062	216,762	32,843
Less: Accumulated amortization	(6,499)	(10,999)	(1,667)

	208,563	205,763	31,176

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner was also a significant shareholder of the Company prior to September 16, 2010 (Note 25).
As of December 31, 2009 and 2010, land use rights with a net book value of RMB6,699,211 and RMB6,518,897 (US$987,712) was pledged for short-term bank borrowings of RMB200,000,000 and RMB92,718,000 (US$14,048,182), respectively (Note 12).
For each of the next five years, the estimated annual amortization expense of intangible assets is approximately RMB4,508,000 (US$683,030).
10. GOODWILL
On August 1, 2008, the Group acquired the remaining 48% equity interest in SolarOne Technology for total cash consideration of approximately RMB355,872,000 from Nantong Linyang, Qitian Group and Jiangsu Guangyi. The transaction has been accounted for as a business combination. The fair value attributed to the 48% of SolarOne Technology’s equity interest amounted to approximately RMB221,137,000 and the excess purchase price over the fair value of RMB134,735,000 (US$20,414,394) was recorded as goodwill. No impairment loss was recognized in any of the periods presented.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
11. LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Convertible bond issuance costs (Note 22)	31,375	25,664	3,888
Others	1,783	1,609	244

	33,158	27,273	4,132

12. BANK BORROWINGS

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	874,764	668,919	101,352

Comprised of:
Short-term	404,764	318,919	48,321
Long-term, current portion	120,000	215,000	32,576

	524,764	533,919	80,897
Long-term, non-current portion	350,000	135,000	20,455

	874,764	668,919	101,352

The short-term bank borrowings outstanding as of December 31, 2009 and 2010 bore an average interest rate of 4.992% and 4.276% per annum, respectively, and were denominated in Renminbi, U.S. Dollar and Euro. These borrowings were obtained from financial institutions and have terms of two months to one year. As of December 31, 2009 and 2010, short-term bank borrowings of approximately nil and RMB45,005,000 (US$6,818,939) were obtained through the factoring of accounts receivable with a term of two months and interest rates ranging from 3.524% to 3.633%. As of December 31, 2009 and 2010, unused short-term bank loan facilities amounted to approximately RMB853,000,000 and RMB636,085,000 (US$96,376,515), respectively.
The long-term bank borrowings outstanding as of December 31, 2009 and 2010 bore average interest rates of 5.597% and 5.510% per annum, respectively, and were denominated in Renminbi. These borrowings were obtained from financial institutions and represented the maximum amount of the facility. The current portion and non-current portion of the long-term bank borrowings as of December 31, 2010 will be due in installments from March 25, 2011 to December 29, 2011 and March 29, 2012 to September 13, 2012, respectively.
An amount of RMB30,000,000 has been reclassified from long-term bank borrowings, non-current to long-term bank borrowings, current as of December 31, 2009 to reflect amounts due and paid during 2010.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
12. BANK BORROWINGS (CONT’D)
Bank borrowings as of December 31, 2009 and 2010 were secured/guaranteed by the following:
December 31, 2009

Amount	Secured/guaranteed by
(RMB’000)

200,000	Jointly guaranteed by (i) Hanwha SolarOne Co., Ltd. and (ii) the Group’s factory premises and land-use rights with net book value of RMB28,138,995 and RMB6,699,211, respectively (Notes 8 and 9)

87,000	Guaranteed by SolarOne Technology

280,000	Guaranteed by SolarOne Qidong

300,000	Guaranteed by Hanwha SolarOne Co., Ltd.

7,764	Guaranteed by restricted cash of RMB7,478,800

874,764
December 31, 2010

Amount	Secured/guaranteed by
(RMB’000)

92,718
Jointly guaranteed by (i) Hanwha SolarOne Co., Ltd. and (ii) the Group’s factory premises and land-use rights with net book value of RMB26,632,267 (US$4,035,192) and RMB6,518,897 (US$987,712), respectively (Notes 8 and 9)

171,197	Jointly guaranteed by Hanwha SolarOne Co., Ltd. and SolarOne Technology

135,004	Guaranteed by SolarOne Qidong

270,000	Guaranteed by Hanwha SolarOne Co., Ltd.

668,919
As of December 31, 2010, the maturities of these long-term bank borrowings were as follows:

	December 31,
	2010	2010
	(RMB’000)	(US$’000)

Within 1 year	215,000	32,576
Between 1 and 2 years	135,000	20,455

	350,000	53,031

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
13. ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Accrued warranty costs (Note 14)	73,459	131,689	19,953
Accrued wages and other employee welfare	35,800	93,124	14,110
Taxes payable	9,075	78,190	11,847
Accrued professional service fees	6,928	27,102	4,106
Accrued compensation expense	4,801	22,238	3,369
Interest payable for convertible bonds	19,000	18,434	2,793
Accrued insurance expense	6,201	5,569	844
Accrued utilities expenses	5,864	5,473	829
Accrued freight, import and export related expense	6,829	4,462	676
Accrued sales commission	7,644	2,872	435
Share Issuance and Repurchase Agreement with Hanwha Chemical (Note 27)	—	21	3
Other accrued expenses and liabilities	16,294	15,652	2,372

	191,895	404,826	61,337

14. ACCRUED WARRANTY COSTS
The Group’s warranty activity is summarized below:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	48,635	73,459	11,130
Warranty provision	33,728	67,616	10,245
Warranty reversal	—	(1,843)	(279)
Warranty claims	(8,904)	(7,543)	(1,143)

Ending balance	73,459	131,689	19,953

15. CUSTOMER DEPOSITS
Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
16. NOTES PAYABLE
As of December 31, 2010, notes payable were non-interest bearing and were secured by RMB40,603,811 (US$6,152,093) of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. As of December 31, 2010, these notes are due for payment over the next 12 months.
17. DERIVATIVE CONTRACTS
The Group is exposed to certain risks related to its business operations. The primary risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates and the purchase price for silver. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets (see Note 31). The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.
The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains/(losses) recognized in income for the derivative contracts not designated as hedging instruments for the years ended December 31, 2008, 2009 and 2010:

	Statement of operations
	location	Year ended December 31,
		2008	2009	2010
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Foreign exchange derivative contracts (not designated as hedging instruments) — realized	Changes in fair value of derivative contracts	49,217	37,255	78,966	11,965
Foreign exchange derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	33,873	(27,661)	(9,437)	(1,430)

Commodity derivative contracts (not designated as hedging instruments) — realized	Changes in fair value of derivative contracts	—	—	5,335	808
Commodity derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	—	—	2,667	404

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
17. DERIVATIVE CONTRACTS (CONT’D)
The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2009 and 2010:

	Balance sheet location	Fair value as of
		December 31,	December 31,
		2009	2010
		(RMB’000)	(RMB’000)	(US$’000)
Derivative assets:
Foreign exchange derivative contracts (not designated as hedging instruments)	Current assets: Derivative contracts	7,360	4,822	731
Commodity derivative contracts (not designated as hedging instruments)	Current assets: Derivative contracts	—	2,667	404

Derivative liabilities:
Foreign exchange derivative contracts (not designated as hedging instruments)	Current liabilities: Derivative contracts	1,148	8,047	1,219
18. ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING
In 2009, the Company issued 3,888,399 ADSs, representing 19,441,995 of the Company’s ordinary shares. Total proceeds from this equity offering was US$23,101,918 (approximately RMB158 million). Net proceeds was approximately US$21,820,704 (approximately RMB149 million) after deduction of related issuance costs.
In September 2010, in connection with the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) (Note 27), the Company issued 36,455,089 of the Company’s ordinary shares.
In November 2010, the Company issued in a public offering 9,200,000 ADSs, representing 46,000,000 of the Company’s ordinary shares. In order for Hanwha Solar to maintain the same beneficial ownership percentage in the Company after this public offering, the Company issued 45,981,604 of the Company’s ordinary shares at the par value per share of US$0.0001 to Hanwha Solar.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
18. ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING (CONT’D)
The Company’s share issuance activities in 2010 are summarized as follows:

		Number of	Number of
Date	Issuance to	ADSs	ordinary shares	Total proceeds		Net proceeds
				(US$’000)	(RMB’000)	(US$’000)	(RMB’000)

September 2010	Hanwha Solar	*	36,455,089	78,171	524,606	76,044	510,331
November 2010	Hanwha Solar	*	45,981,604	82,767	549,481	82,767	549,481

		—	82,436,693	160,938	1,074,087	158,811	1,059,812
November 2010	Public	9,200,000	46,000,000	82,800	549,858	78,505	521,302

		9,200,000	128,436,693	243,738	1,623,945	237,316	1,581,114

*	Not applicable since the Company directly issued ordinary shares to Hanwha Solar.
19. STATUTORY RESERVES
In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non-wholly owned foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.
SolarOne Qidong became a WOFE in May 2006 and, therefore, is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although SolarOne Qidong was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after-tax profit to the General Reserve Fund in accordance with the joint venture agreements entered into among the then joint venture partners and the appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund were at the discretion of the board of directors.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
19. STATUTORY RESERVES (CONT’D)
For other subsidiaries incorporated in PRC, including SolarOne Technology, Solar Shanghai, Solar R&D and Solar Engineering, the General Reserve Fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts.
Details of appropriation are as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

General Reserve Fund	10,090	21,926	100,436	15,218
Enterprise Expansion Fund	—	—	—	—
Staff Welfare and Bonus Fund	—	—	—	—

	10,090	21,926	100,436	15,218

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
On August 22, 2007, the Company’s Board of Directors approved the 2007 Equity Incentive Plan (the “2007 Incentive Plan”). The 2007 Incentive Plan permits the grant of Incentive Stock Options, Non-statutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and other stock-based awards to employees, directors and consultants of the Group (the “Participants”). Under the 2007 Incentive Plan, the Company may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the Board of Directors. The 2007 Incentive Plan will expire on August 21, 2017.
By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units (the “RSUs”) were granted to the Company’s existing three independent directors and 7,500 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2008. Each RSU represents one ADS of the Company, which is equal to five ordinary shares. As of December 31, 2009, the 59,994 RSUs have vested. The 7,500 RSUs granted on January 1, 2008 to each of the independent directors vest in batches of 2,500 RSUs each year beginning on January 1, 2009. The 7,500 RSUs granted respectively on January 1, 2009 and 2010 to each of the independent director vest in batches of 1,250 RSUs each half year beginning on July 1, 2009 and 2010, respectively.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
20. SHARE OPTION PLANS (CONT’D)
The following table summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

			Weighted-
		Weighted-	average
		average	remaining
	Number of	exercise	contractual	Aggregate
	options	price	life	intrinsic value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2009	11,384,800	2.35	8.22	12,000
Granted	7,682,300	1.17
Exercised	(175,020)	0.95		122,487
Forfeited	(2,907,165)	2.55
Expired	—

Outstanding, December 31, 2009	15,984,915	1.76	7.41	3,147,919
Granted	1,837,500	1.68
Exercised	(1,537,500)	1.17		1,324,179
Forfeited	(849,355)	1.74
Expired	—

Outstanding, December 31, 2010	15,435,560	1.81	6.43	3,500,315

Vested and expected to be vested at December 31, 2010	15,435,560	1.81	6.43	3,500,315

Exercisable at December 31, 2010	7,296,552	2.10	6.26	1,088,873

		Weighted-
	Number of	average grant
	options	date fair value
		(US$)
Unvested, January 1, 2010	10,499,799	1.04
Granted	1,837,500	1.13
Vested	(3,598,607)	1.12
Forfeited	(599,684)	0.86

Unvested, December 31, 2010	8,139,008	1.04

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$1.634 per ordinary share as of December 31, 2010 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2010.
The aggregate fair values of share options that vested during 2008, 2009 and 2010, were US$3,673,830, US$5,597,989 and US$4,043,806, respectively. The weighted-average grant-date fair values of options granted during 2009 and 2010 were US$0.79 and US$1.13, respectively.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
20. SHARE OPTION PLANS (CONT’D)
During the year ended December 31, 2010, the Company accelerated the vesting of 425,000 stock options of certain terminated employees. As a result of that modification, the Company recognized additional compensation expense of RMB3,144,365 (US$476,419) for the year ended December 31, 2010.
The aggregate fair value of the share options outstanding as of December 31, 2010 measured based on respective grant-date fair values was US$20,300,287 and such amount shall be recognized as compensation expense using the straight-line method with graded vesting based on service conditions. Accordingly, RMB23,775,999 and RMB13,775,555 (US$2,087,205) were recorded as compensation expense in general and administrative expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2009 and 2010, respectively.
As of December 31, 2010, there was US$7,509,804 of unrecognized share-based compensation cost related to share options which is expected to be recognized over a weighted-average vesting period of 3.99 years. To the extent the actual forfeiture rate is different from the current estimate, actual share-based compensation related to these awards may be different from the expectation.
The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

		Weighted-
	Number of	average grant
	RSUs	date fair value
		(US$)
Unvested, January 1, 2009	137,498	19.78
Granted	52,500	5.08
Vested	(143,748)	16.28
Forfeited	—	—

Unvested, December 31, 2009	46,250	13.97
Granted	45,000	8.00
Vested	(51,250)	13.25
Forfeited	—	—

Unvested, December 31, 2010	40,000	9.47

The aggregate fair value of vested RSUs for 2008, 2009 and 2010 measured based on respective grant- date fair values was US$800,442, US$1,637,492 and US$627,513, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2010 was US$378,800 based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions. For the years ended December 31, 2009 and 2010, RMB9,476,050 and RMB4,589,926 (US$695,443) was recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital.
As of December 31, 2010, there was US$197,575 of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 3.00 years. To the extent the actual forfeiture rate is different from current estimate, actual share-based compensation related to these awards may be different from the expectation.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
20. SHARE OPTION PLANS (CONT’D)
For stock options granted before January 1, 2008, the fair value of each share option grant was estimated on the date of grant using the Black-Scholes option pricing model. For share options granted after January 1, 2008, the fair value of each award is estimated on the date of grant using a binomial-lattice option valuation model. The binomial-lattice model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial-lattice model takes into account variables such as volatility, dividend yield, and risk-free interest rate. However, in addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial-lattice model provides a fair value for its share-based compensation plans that is more representative of actual experience and future expected experience than the value calculated using the Black-Scholes model.
The Company calculated the estimated fair value of share options on the grant date using the binomial-lattice model for 2009 and 2010, respectively, with the following assumptions:

	Granted in 2009	Granted in 2010

Risk-free interest rate	1.14% – 3.81%	0.25% – 3.31%
Expected dividend yield	0%	0%
Expected volatility	80%	80%
Sub-optimal early exercise factor	4 times	3-4 times
Fair value of ordinary shares	From US$0.74 to US$1.53	From US$1.39 to $2.49
Risk-free interest rate is based on a zero coupon U.S. bond rate for the terms consistent with the expected life of the award at the time of grant. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate of 0% is estimated based on historical forfeiture patterns and adjusted to reflect future change in facts and circumstances, if any. The sub-optimal early exercise factor is determined based on the expected price multiple at which employees are likely to exercise stock options.
Total compensation expense relating to share options and RSUs recognized for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenues	3,825	5,808	7,898	1,197
Selling expenses	3,617	2,252	4,184	634
General and administrative expenses	26,414	33,252	18,365	2,782
Research and development expenses	970	1,359	1,516	230

	34,826	42,671	31,963	4,843

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
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
The adoption of ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing,” on January 1, 2010 revised the Company’s accounting for the redeemable ordinary shares. The Company evaluated the redeemable ordinary shares concurrently with the bonds upon adoption of ASU 2009-15 and determined that the redeemable ordinary shares issued qualified as an own-share lending arrangement because the purpose of issuance of the shares was to increase the availability of the Company’s shares and facilitate the ability of the holders to hedge the conversion option in the Company’s convertible debt and the Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds ceases to be outstanding.
Accordingly, the share-lending arrangement upon adoption of ASU 2009-15 is measured at fair value, and recognized as an issuance cost with an offset to redeemable ordinary shares. ASU 2009-15 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of US$3,076 (approximately RMB22,000), which represents the fair value that would have been recognized if the guidance in ASU 2009-15 had been applied from the issuance date on January 29, 2008, was recorded on January 1, 2010 to issuance cost with an offset to redeemable ordinary shares. The redeemable ordinary shares were recorded at a fair value of RMB55,000 (US$8,333) as of December 31, 2010.
22. CONVERTIBLE BONDS
On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (the “Notes”) due January 15, 2018 to third-party investors (“the Holders”). The Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.
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
In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
22. CONVERTIBLE BONDS (CONT’D)
At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 ADSs (equivalent to an initial conversion price of approximately $19.125 per ADS) per US$1,000 principal amount of the Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustment in certain circumstances.
The Notes were initially recorded at the principal amount of US$172,500,000. Direct debt issuance costs of RMB40,459,198 are deferred and amortized over the life of the Notes using the effective interest method. For the year ended December 31, 2010, the interest expense for the Notes was approximately RMB118,980,000 (US$18,027,273).
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
The adoption of ASC 815-40, “Derivatives and Hedging: Contracts in Entity’s Own Equity,” on January 1, 2009 revised the Company’s accounting for the conversion option of the Notes. The Company evaluated the conversion option of the Notes upon adoption of ASC 815-40 and determined that the conversion option qualified for derivative accounting because the conversion option, if freestanding, is not considered to be indexed to the Company’s own stock.
Accordingly, the conversion option was bifurcated from the Notes upon adoption of ASC 815-40 as a derivative liability at an initial fair value of RMB962,993,000. Changes in fair value of the conversion options are recognized through the statements of operations. For the year ended December 31, 2010, the Company recorded a gain of RMB31,623,000 (US$4,791,364) (2009: a loss of RMB73,887,000) resulting from the change in fair value of the conversion option. ASC 815-40 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of RMB644,812,000, which represents the cumulative gains on re-measurement that would have been recognized if the guidance in ASC 815-40 had been applied from the Notes issuance date on January 29, 2008, was recorded on January 1, 2009 to accumulated deficit. As of December 31, 2010, the conversion option, which has been combined with the Notes on the balance sheet, was recorded at a fair value of RMB277,566,000 (US$42,055,455) (2009: RMB309,189,000).
23. GOVERNMENT GRANTS
During the years ended December 31, 2008, 2009 and 2010, the Group received approximately RMB3,479,000, RMB7,661,000 and RMB28,350,000 (US$4,295,455), respectively, in government subsidies which were approved by the relevant PRC government authorities. Government grants included in operating income were received because the Group qualifies as a “high technology” enterprise in Jiangsu Province in the PRC and it met certain criteria such as increases in the amount of capital investment, net assets, number of employees, sales and tax payments. Government grants included in non-operating income mainly represented subsidies received as reimbursement for interest expense incurred for imported equipment. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full amount of the subsidies was recorded as “government grants” in 2008, 2009 and 2010, upon receipt.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
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
In March 2005, SolarOne Qidong was granted a 5-year tax holiday commencing in 2005 which entitles it to a two-year EIT exemption followed by a three-year 50% reduced EIT rate (“tax holiday”). During 2008, SolarOne Qidong received approval from the PRC taxation authorities as a “High and New Technology Enterprise” (“HNTE”) and obtained an HNTE certificate. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential enterprise income tax policies, the new tax law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply at its sole and absolute discretion. SolarOne Qidong has chosen to apply the tax holiday for year 2008 and 2009.
Solar Shanghai, SolarOne Technology, Solar Engineering, and Solar R&D, domestic companies in the PRC, are subject to EIT at a rate of 25% for the years ended December 31, 2008 to 2010.
In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2010, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.
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
(Loss)/ income before income taxes and non-controlling interest consists of:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	5,562	(468,907)	(94,101)	(14,258)
PRC	(264,961)	347,919	1,149,441	174,158

	(259,399)	(120,988)	1,055,340	159,900

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
24. INCOME TAXES (CONT’D)
Current taxation (cont’d)
The income tax expense is comprised of:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(65,940)	(40,375)	(330,038)	(50,006)
Deferred	59,421	16,447	32,055	4,857

	(6,519)	(23,928)	(297,983)	(45,149)

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to PRC operations to income tax expenses is as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate at 25%	64,850	30,247	(263,835)	(39,975)
Non-deductible expenses	(2,804)	(3,348)	(13,561)	(2,055)
Tax holidays	(32,533)	28,123	—	—
Preferential tax treatment	—	—	111,247	16,856
Research and development expense	1,104	1,923	6,165	934
Tax rate differences	(24,870)	(53,941)	(42,864)	(6,495)
Deferred tax benefit including change in tax rate	2,130	10,111	37,390	5,665
Tax credit	16,923	—	—	—
Unrecognized tax benefit	—	—	(116,088)	(17,589)
Changes in the valuation allowance	(31,319)	(37,043)	(16,437)	(2,490)

	(6,519)	(23,928)	(297,983)	(45,149)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

Basic	—	0.10	—	—

Diluted	—	0.10	—	—

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
24. INCOME TAXES (CONT’D)
Deferred taxation
Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Tax credit	7,569	7,569	1,147
- Warranty provision	11,019	32,922	4,988
- Inventory write-off	35,086	25,617	3,881
- Allowance for advance to suppliers	63,170	44,991	6,817
- Allowance for doubtful accounts	627	936	142
- Idle capacity cost	3,277	—	—
- Sales cut-off	4,354	12,031	1,823
- Other	2,443	9,640	1,460
Valuation allowance	(64,430)	(42,095)	(6,378)

Net current deferred tax assets	63,115	91,611	13,880

Non-current:
- Pre-operating expenses	755	—	—
- Tax losses	3,592	42,380	6,421
- Fixed assets	13,533	17,258	2,615
- Long-term deferred expenses	194	180	27
- Other	16	14	2
Valuation allowance	(4,301)	(43,073)	(6,526)

Net non-current deferred tax assets	13,789	16,759	2,539

Deferred tax liabilities:
Non-current:
- Land use rights	26,566	25,977	3,936

Non-current deferred tax liabilities	26,566	25,977	3,936

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

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
24. INCOME TAXES (CONT’D)
As of December 31, 2009 and 2010, the Group has a net tax operating loss from its non-PRC subsidiaries of RMB14,206,000 and RMB167,355,000, respectively which starts to expire in 2029.
As of December 31, 2010, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
Uncertain Tax Positions
As of December 31, 2010, the Group’s unrecognized tax benefit is RMB143,473,000 (US$21,738,333). During 2010, the Group recorded a provision of RMB116,088,000 (US$17,589,091) for an unrecognized tax benefit related to SolarOne Qidong due to the uncertainty as to whether this subsidiary would meet certain requirements during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%. The remaining RMB27,385,000 (US$4,149,242) of the unrecognized tax benefit was related to its Hong Kong subsidiary, which based on the facts and circumstances, including, notably, the uncertainty of the interpretation of and administrative practices associated with the applicable PRC Income Tax Law as of December 31, 2010, may be considered a PRC tax resident.
It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	27,385	27,385	4,149
Incurred during the year	—	116,088	17,589

Ending balance	27,385	143,473	21,738

Based on existing PRC tax regulations, the tax periods of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, and Solar Engineering for the years ended December 31, 2006 to December 31, 2010 remain open to potential examination by the tax authorities. The tax periods for the Company’s non-PRC subsidiaries’ for the years ended December 31, 2006 to December 31, 2010 also remain open to potential examination by the respective tax authorities.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
25. RELATED PARTY TRANSACTIONS
Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)**	Controlling owner is also a significant shareholder of the Company
Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)**	Controlling owner is also a significant shareholder of the Company
Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)**	Controlling owner is also a significant shareholder of the Company
Nantong Huahong Ecological Gardening Co., Ltd. (“Nantong Huahong”)*/**	Controlling owner is also a significant shareholder of the Company
Nantong Linyang Electric Power Investment Co., Ltd. (“Nantong Linyang”)**	Controlling owner is also a significant shareholder of the Company
Hong Kong Huaerli Trading Co., Ltd. (“Hong Kong Huaerli”)**	Controlling owner is also a significant shareholder of the Company
Shanghai Linyang Electronics Technology Co., Ltd. (“Linyang Technology”)**	Controlling owner is also a significant shareholder of the Company
Qidong Jiaotong Engineering Co., Ltd. (“Jiaotong Engineering”)**	Controlling owner is also a significant shareholder of the Company
Nantong Linyang Labor Service Company (“Linyang Labor Service”)**	Controlling owner is also a significant shareholder of the Company
Q-Cells International GmbH (“QCI”)**	Controlling owner is also a significant shareholder of the Company
Q-Cells SE (“Q-Cells”)**	Controlling owner is also a significant shareholder of the Company
Ya An Yongwang Silicon Co., Ltd. (“Ya An”)	A wholly owned subsidiary of HongKong YongWang Silicon Investment Co., Ltd., whose controlling owner is Hanwha Chemical
SMIC Energy Technology (Shanghai) Corporation (“SMIC ET”)
A wholly owned subsidiary of Semiconductor Manufacturing International Corporation (“SMIC”) where David N.K. Wang, one of the Company’s independent directors, serves as president and chief executive officer

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”)	A wholly owned subsidiary of SMIC where David N.K. Wang, one of the Company’s independent directors, serves as president and chief executive officer
Hanwha Chemical Corporation (“Hanwha Chemical”)	Holding company of Hanwha Solar, a significant shareholder of the Company
Hanwha L&C Trading (Shanghai) Co., Ltd. (“Hanwha L&C”)	A wholly owned subsidiary of Hanwha Chemical, the holding company of Hanwha Solar, a significant shareholder of the Company

*	Previously known as Nantong Linyang Ecological Cultural Co., Ltd.

**	Subsequent to the completion of share transfer on September 16, 2010 (Note 27), these companies ceased to be related parties to the Group.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
25. RELATED PARTY TRANSACTIONS (CONT’D)
Significant Related Party Transactions
The Group had the following significant related party transactions and balances during the periods presented:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Advance paid to the related party:
- Ya An	—	—	367,619	55,700
- Hanwha Chemical	—	—	7,679	1,163

Purchase of raw materials from:
- Ya An	7,436	9,600	339,122	51,382
- Linyang Electronics *	39,156	33,124	79,187	11,998
- SMIC ET	—	—	4,602	697
- Hanwha Chemical	—	—	1,883	285
- Hanwha L&C	—	—	1,142	173
- Nantong Huahong *	58	—	—	—

Purchase of services from:
- SMIC Shanghai	—	—	1,801	273
- Linyang Electronics *	—	2,335	680	103
- Qidong Huahong *	—	2,800	—	—
- Nantong Huahong *	444	642	—	—
- Linyang Labor Service *	1,803	2,205	889	135

Purchase of fixed assets from:
- SMIC ET	—	—	33,662	5,100
- Linyang Electronics *	2,374	567	1,510	229
- Nantong Huahong *	314	—	990	150
- Jiaotong Engineering *	615	—	—	—

Sales of products to:
- Q-Cells *	—	—	442,832	67,096
- QCI *	—	336,485	32,924	4,988

Loans from:
- Hong Kong Huaerli *	64,668	—	—	—

Loan interest:
- Hong Kong Huaerli *	1,385	—	—	—
- Nantong Linyang *	137	—	—	—

Expenses incurred in relation to guarantee provided by:
- Linyang Electronics *	10,064	—	—	—

Buildings leased from:
- Linyang Electronics *	6,084	3,932	2,856	433
- Qidong Huahong *	—	—	1,368	207
- SMIC Shanghai	—	—	1,229	186

Purchase of SolarOne Technology from:
- Nantong Linyang *	133,452	—	—	—

Disposal of an associate to the related party:
- Linyang Technology *	200	—	—	—

*
Subsequent to the completion of share transfer on September 16, 2010 (Note 27), these companies ceased to be related parties to the Group. Therefore, the above transaction for 2010 only included transactions from January 1, 2010 to September 16, 2010.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
25. RELATED PARTY TRANSACTIONS (CONT’D)
Balances with Related Parties
As of December 31, 2009 and 2010, balances with related parties are comprised of the following:

	As of December 31,
	2009	2010	2010
	(RMB’000)	(RMB’000)	(US$’000)
Amount due from related parties:
- Ya An	—	22,023	3,337
- Hanwha Chemical	—	5,796	878
- Linyang Electronics *	369	—	—
- QCI *	12,022	—	—
- Linyang Labor Service *	67	—	—

	12,458	27,819	4,215

Amount due from related parties, non-current portion:
- Ya An	—	15,000	2,273

Amount due to related parties:
- Ya An	—	8,526	1,292
- SMIC Shanghai	—	3,515	532
- Hanwha L&C	—	1,142	173
- Linyang Electronics *	15,879	—	—
- Nantong Huahong *	421	—	—
- Linyang Labor Service *	465	—	—

	16,765	13,183	1,997

*
Subsequent to the completion of share transfer on September 16, 2010 (Note 27), these companies are ceased to be related parties to the Group. Therefore, the above balances with related parties as of December 31, 2010 did not include the amount due from/to them.

The weighted-average balances due from related parties and due to related parties are analyzed as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Weighted-average balance due from related parties:
- Q-Cells	—	—	58,941	8,930
- Ya An	—	—	14,303	2,167
- QCI	—	14,927	4,628	701
- Hanwha Chemical	—	—	1,159	176
- Linyang Labor Service	—	13	810	123
- Linyang Electronics	5	964	92	14
- Qidong Huahong	—	—	28	4
- Nantong Huahong	—	—	21	3
- SMIC Shanghai	—	—	1	—

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
25. RELATED PARTY TRANSACTIONS (CONT’D)
Balances with Related Parties (cont’d)
The weighted-average balances due from related parties and due to related parties are analyzed as follows (cont’d):

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Weighted-average balance due to related parties:
- Linyang Electronics	6,107	10,079	19,828	3,004
- Ya An	—	—	11,480	1,739
- QCI	—	—	5,222	791
- SMIC Shanghai	—	—	2,259	342
- SMIC ET	—	—	1,616	245
- Linyang Labor Service	192	432	1,199	182
- Nantong Huahong	305	318	701	106
- Hanwha L&C	—	—	228	35
- Qidong Huahong	—	—	158	24
- Nantong Linyang	15,407	6,673	—	—
- Hong Kong Huaerli	14,609	—	—	—
- Jiaotong Engineering	244	160	—	—
- Others	130	—	—	—
As of December 31, 2009 and 2010, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.
26. EMPLOYEE DEFINED CONTRIBUTION PLAN
Full-time employees of the Company’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB18,686,000, RMB29,402,000 and RMB52,369,000 (US$7,934,697) for the years ended December 31, 2008, 2009 and 2010, respectively.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
27. SHARE ISSUANCE AND REPURCHASE AGREEMENT
On August 3, 2010, a major shareholder of the Company, Good Energies Investments (Jersey) Limited (“Good Energies”) entered into a Share Purchase Agreement (the “GE Sales Agreement”) with Hanwha Chemical, a Korean Company, pursuant to which Good Energies agreed to sell its 81,772,950 ordinary shares and 1,281,011 ADSs to Hanwha Chemical. Concurrently with the execution of the GE Sales Agreement, Hanwha Chemical entered into (i) a Share Purchase Agreement with the Company (the “Issuer Sales Agreement”), pursuant to which the Company agreed to sell to Hanwha Chemical 36,455,089 ordinary shares and (ii) a Share Purchase Agreement with Yonghua Solar Power Investment Holding Ltd. (“Yonghua”), pursuant to which Yonghua agreed to sell to Hanwha Chemical 38,634,750 ordinary shares (the “Yonghua Sales Agreement”). Hanwha Chemical subsequently assigned and transferred to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical, its rights and obligations under the Issuer Sales Agreement, the GE Sales Agreement and the Yonghua Sales Agreement. In connection with the transaction, Hanwha Solar requested the Company to issue 45,080,019 new ordinary shares at par value of US$0.0001 per share in a Share Issuance and Repurchase Agreement (“Share Issuance and Repurchase Agreement”).
Pursuant to the GE Sales Agreement and the Yonghua Sales Agreement, Hanwha Solar paid cash consideration of approximately US$202 million and US$90 million to Good Energies and Yonghua, respectively. Concurrently, pursuant to the Issuer Sales Agreement, the Company received net proceeds of approximately US$76 million for the issuance of 36,455,089 ordinary shares. On September 16, 2010, the respective parties to the GE Sales Agreement, the Issuer Sales Agreement and the Yonghua Sales Agreement consummated the purchase and sale of the ordinary shares and ADSs contemplated thereby. As a result, Good Energies and Yonghua ceased to own any ordinary shares or ADSs of the Company as of September 16, 2010.
The Company recorded the shares issued in the Share Issuance and Repurchase Agreement with Hanwha Solar as a liability in accordance ASC 480-10, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” as there is an unconditional obligation that requires the Company to redeem the shares by transferring assets at a determinable date at the par value per share of US$0.0001. As of December 31, 2010, the Company has issued 30,672,689 ordinary shares to Hanwha Solar and recorded a liability of RMB20,554 (US$3,114) in other current liabilities in connection with the Share Issuance and Repurchase Agreement.
28. COMMITMENTS AND CONTINGENCIES
Acquisition of machineries
As of December 31, 2010, the Group had commitments of approximately RMB426,394,000 (US$64,605,152) related to the acquisition of machineries. The commitment for acquisition of machineries is expected to be settled within the next twelve months.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
28. COMMITMENTS AND CONTINGENCIES (CONT’D)
Operating lease commitments
The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2010 are as follows:

	As of December 31, 2010
	(RMB’000)	(US$’000)

Year 2011	9,141	1,385
Year 2012	3,613	547
Year 2013	1,000	152
Year 2014 and thereafter	—	—

Total	13,754	2,084

The terms of the leases do not contain rent escalation or contingent rent.
Purchase of raw materials
The commitments related to framework contracts to purchase raw materials as of December 31, 2010 are as follows:

	As of December 31, 2010
	(RMB’000)	(US$’000)

Year 2011	1,848,363	280,055
Year 2012	945,395	143,242
Year 2013	818,891	124,074
Year 2014	874,082	132,437
Year 2015	710,948	107,719
Year 2016 and thereafter	—	—

	5,197,679	787,527

The above listing of amounts and timing of purchases are based on management’s best estimate using existing terms in the framework contracts, as amended or supplemented. To the extent the terms of the contracts are revised through negotiation or agreement between the Group and its suppliers, the amount or timing of purchases could change.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
28. COMMITMENTS AND CONTINGENCIES (CONT’D)
Arbitration with LDK
On June 8, 2009, LDK, one of the Company’s major silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that the Company failed and continues to fail to perform under the terms of a multi-year framework supply agreement, seeking to enforce the Company’s performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. The Company intended to continue to vigorously defend itself against the claims brought by LDK and, on July 9, 2009, the Company submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that the Company made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred as a result of the stoppage of deliveries under the framework supply agreement.
The LDK arbitration process is ongoing and it is currently not possible to determine with reasonable certainty if an unfavorable outcome will result. Additionally, the magnitude of any potential loss cannot be reasonably estimated.
Arbitration with Sonnenzins
During 2010, one of the subsidiaries of the Group, SolarOne Qidong, received an arbitration complaint in which one of its customers, German Sonnenzins Solar GmbH (“Sonnenzins”), alleged that SolarOne Qidong defaulted on delivery obligations and, thus, claimed for compensation of approximately Euro2,262,000 for compensatory damages resulting from late delivery. Sonnenzins had, previous to the claim, delayed payments to SolarOne Qidong for two shipments that it had received under a contract between the parties. As a result of the delayed payments, on May 3, 2010, SolarOne Qidong issued a correspondence letter to Sonnenzins to terminate the contract, which Sonnenzins acknowledged. As such, the Company believes that an unfavorable outcome is remote.
29. SEGMENT REPORTING
The Group operates in a single business segment, which is the development, manufacturing, and sale of PV-related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Germany	2,637,434	2,668,477	4,706,767	713,146
The PRC	329,153	177,478	591,143	89,567
Italy	119,272	4,446	572,420	86,730
Australia	32,589	177,637	407,261	61,706
USA	5,976	17,306	436,747	66,174
The Czech Republic	—	245,814	165,906	25,137
Spain	1,246,305	37,326	131,166	19,874
Others	578,339	449,832	515,583	78,119

Total net revenue	4,949,068	3,778,316	7,526,993	1,140,453

All the long-lived assets of the Group are located in the PRC.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
29. SEGMENT REPORTING (CONT’D)
The Group has one customer that accounted for 10% or more of total net revenue as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Customer A	1,099,736	1,562,883	2,526,512	382,805
30. INCOME (LOSS) PER SHARE
Basic and diluted net income (loss) per share for each period presented are calculated as follows (in thousands, except per share amounts):

	For the year ended December 31,
	2008		2009		2010		2010
	RMB		RMB		RMB		US$
Numerator:
Income (loss) attributable to ordinary shareholders — basic		(280,491)		(145,227)		757,357		114,751

Interest expense of convertible bonds and change in fair value of conversion feature of convertible bonds		—		—		87,357		13,236

Income (loss) attributable to ordinary shareholders — diluted		(280,491)		(145,227)		844,714		127,987

Denominator:
Number of shares outstanding, opening		240,599,244		268,745,299		289,087,589		289,087,589
Weighted-average number of shares issued during the year		11,293,944		4,826,493		21,236,348		21,236,348
Conversion of convertible bonds		—		4,630		—		—
New ordinary shares issued in connection with exercise of options and vesting of RSUs		766,426		491,338		939,371		939,371

Weighted-average number of shares outstanding — basic		252,659,614		274,067,760		311,263,308		311,263,308
Stock options and RSUs granted in connection with the stock option plan		—		—		917,778		917,778
Shares to be issued upon the conversion of convertible bonds		—		—		45,091,519		45,091,519

Weighted-average number of shares outstanding — diluted		252,659,614		274,067,760		357,272,605		357,272,605

Basic net income (loss) per share	RMB	(1.11)	RMB	(0.53)	RMB	2.43	US$	0.37

Diluted net income (loss) per share	RMB	(1.11)	RMB	(0.53)	RMB	2.36	US$	0.36

During the years ended December 31, 2009 and 2010, the Company issued 2,200,000 and 1,500,000 ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.
For the years ended December 31, 2008 and 2009, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net income (loss) per share as they are not entitled to the earnings of the Company.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
31. FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Group adopted ASC 820-10, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flows, ASC 820-10 requires additional disclosures to be provided on fair value measurements.
ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace
Level 3 — Unobservable inputs which are supported by little or no market activity
ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Foreign currency and commodity derivatives are classified within Level 2 because they are valued using models utilizing market observable and other inputs.
The fair value of the conversion option of convertible bonds as of December 31, 2010 was estimated based on the following assumptions:

Risk-free interest rate		2.72%
Time to maturity	7.04 years
Expected volatility		80%
Comparable yield to maturity		5.32%
Fair value of ordinary shares	US$	1.634

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
31. FAIR VALUE MEASUREMENTS (CONT’D)
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurements at December 31, 2010 using:
	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs	Total fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2010
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash and cash equivalents
-Time deposit	1,630,777	—	—	1,630,777	247,087
- Restricted cash	100,490	—	—	100,490	15,226

Foreign currency/commodity derivatives
- Financial assets	—	7,489	—	7,489	1,135
- Financial liabilities	—	8,047	—	8,047	1,219

Conversion option of convertible bonds	—	—	277,566	277,566	42,055
The following is a reconciliation of the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2010.

Conversion option of
convertible bonds
(RMB’000)

Balance as of January 1, 2009	235,311
Conversion of convertible bonds	(9)
Realized or unrealized loss	73,887
Net purchases, issuances and settlements	—
Transfers in and/or out of Level 3	—

Balance as of December 31, 2009	309,189
Realized or unrealized gain	(31,623)
Net purchases, issuances and settlements	—
Transfers in and/or out of Level 3	—

Balance as of December 31, 2010	277,566

The amount of realized or unrealized gain/loss is included in the consolidated statements of operations in “Changes in fair value of conversion feature of convertible bonds.”
32. SUBSEQUENT EVENTS
Pursuant to the Share Issuance and Repurchase Agreement (Note 27), on March 10, 2011, the Company has issued the remaining 14,407,330 ordinary shares to Hanwha Solar. Accordingly, an amount of RMB9,446 was recorded in other current liabilities.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
32. SUBSEQUENT EVENTS (CONT’D)
On April 15, 2011, the Group established two subsidiaries, Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”) and Nantong Hanwha Import & Export Co., Ltd. (“Nantong Hanwha I&E”).The registered capital of SolarOne Nantong and Nantong Hanwha I&E is US$40,000,000 and RMB5,000,000, respectively. As of April 14, 2011, Nantong Hanwha I&E received paid-in capital of RMB5,000,000 in cash. As of May 4, 2011, SolarOne Nantong received paid-in capital of US$8,000,000 in cash and the rest will be paid within two years from the date of business license. The principal activity of SolarOne Nantong is to develop, manufacture and sell PV products to both domestic and overseas customers. Nantong Hanwha I&E is mainly engaged in import and export business. Both subsidiaries are 100% owned by the Group and are dormant as of June 3, 2011.
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY
Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries (excluding subsidiaries with net accumulated losses) which are restricted from transfer amounted to RMB3,012,268,000 (US$456,404,242) as of December 31, 2010.
Balance Sheets

		As of December 31,
	Note	2009	2010	2010
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		5,593	27,809	4,213
Other receivables		3,187	3,465	525
Deferred expenses		106	294	45
Amount due from subsidiaries	b	2,728,948	4,196,861	635,888
Derivative contracts		5,878	—	—

Total current assets		2,743,712	4,228,429	640,671

Non-current assets:
Long-term deferred expenses	c	31,397	25,687	3,892
Investment in subsidiaries	a	723,257	1,679,959	254,539

Total non-current assets		754,654	1,705,646	258,431

Total assets		3,498,366	5,934,075	899,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables	d	21,467	20,828	3,156
Derivative contracts		—	8,047	1,219
Amount due to subsidiaries	b	6,538	23,457	3,554

Total current liabilities		28,005	52,332	7,929

Non-current liabilities:
Convertible bonds		658,653	687,435	104,157

Total non-current liabilities		658,653	687,435	104,157

Total liabilities		686,658	739,767	112,086

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

		As of December 31,
	Note	2009	2010	2010
		(RMB’000)	(RMB’000)	(US$’000)

Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 shares issued and outstanding at December 31, 2009 and 2010)		55	55	8

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 shares authorized; 290,708,739 shares and 420,645,432 shares issued and outstanding at December 31, 2009 and 2010, respectively)		227	314	48
Additional paid-in capital		2,331,797	3,956,953	599,538
Retained earnings		479,629	1,236,986	187,422

Total shareholders’ equity		2,811,653	5,194,253	787,008

Total liabilities, redeemable ordinary shares and shareholders’ equity		3,498,366	5,934,075	899,102

Statements of Operations

		For the year ended December 31,
	Note	2008	2009	2010	2010
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenues		—	—	—	—
Cost of revenues		—	—	—	—

Gross loss		—	—	—	—

Operating expenses		(11,548)	(22,969)	(7,822)	(1,185)

Operating loss		(11,548)	(22,969)	(7,822)	(1,185)

Share of (loss) profit from subsidiaries		(232,412)	21,254	924,740	140,112
Interest income		23	4	5	1
Interest expense		(43,397)	(98,066)	(118,980)	(18,027)
Changes in fair value of derivative contracts		71,673	30,506	7,082	1,073
Changes in fair value of conversion feature of convertible bonds		—	(73,887)	31,623	4,791
Exchange losses		(64,830)	(2,069)	(79,291)	(12,014)

Income (loss) before tax		(280,491)	(145,227)	757,357	114,751

Income tax expense		—	—	—	—

Net loss		(280,491)	(145,227)	757,357	114,751

Net income (loss) attributable to Hanwha SolarOne Co., Ltd. shareholders		(280,491)	(145,227)	757,357	114,751

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Statements of Cash Flows

	For the year ended December 31,
	2008	2009	2010	2010
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net cash used in operating activities	(19,326)	(6,401)	(9,913)	(1,502)

Net cash used in investing activities	(1,642,640)	(134,059)	(1,602,242)	(242,764)

Net cash provided by financing activities	1,665,486	135,920	1,634,371	247,632

Net increase (decrease) in cash and cash equivalents	3,520	(4,540)	22,216	3,366
Cash and cash equivalents at the beginning of year	6,613	10,133	5,593	847

Cash and cash equivalents at the end of year	10,133	5,593	27,809	4,213

Notes to the Financial Statements of the Company
(a) Basis of presentation
In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.
The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures.” Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of (loss) profit from subsidiaries” on the statements of operations.
The subsidiaries did not pay any dividends to the Company for the periods presented.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.
(b) Related party transactions and balances
For the years ended December 31, 2009 and 2010, the Company made advances to its subsidiaries amounting to approximately RMB2,728,948,000 and RMB4,196,861,000 (US$635,888,030), respectively. During the same period, a subsidiary of the Company paid operating expenses amounting to approximately RMB6,538,000 and RMB23,457,000 (US$3,554,091), respectively, on behalf of the Company.
As of December 31, 2009 and 2010, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

HANWHA SOLARONE CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2010 AND
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2010
33. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)
Notes to the Financial Statements of the Company (cont’d)
(c) Long-term deferred expenses
The long-term deferred expenses as of December 31, 2010 mainly included the cost related to issuance of convertible bonds (Note 22) to be amortized over 10 years using the effective interest method. These issuance costs have been recorded as “Long-term deferred expenses.” As of December 31, 2010, the unamortized costs related to the issuance of convertible bonds amounted to approximately RMB25,664,000 (US$3,888,485).
(d) Other payables
As of December 31, 2010, other payables mainly included interest payable to holders of the convertible bonds of approximately RMB18,434,000 (US$2,793,030).
(e) Commitments
The Company did not have any significant commitments or long-term obligations, other than the convertible bonds, as of any of the periods presented.
(f) Convenience translation
Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.6000 on December 31, 2010 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.