Form 20-F
period 2011-12-31
Hanwha SolarOne Co., Ltd.
filed 2012-04-30
CIK 1371541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

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

Mr. Jung Pyo Seo

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

462,528,155 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2011

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

•

“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share, (i) the remaining 4,014,075 ADSs we issued to facilitate the convertible bond offering in January 2008; and (ii) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010 are not considered outstanding;

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

i

On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and received net proceeds of US$167.9 million. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. A portion of these ADSs were subsequently repurchased as described below.

From July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million.

From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million.

In September 2010, we issued and sold to Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. A portion of these ordinary shares were subsequently repurchased as described below. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chlor-alkali, or CA, polyethylene, or PE, and polyvinyl-chloride, or PVC, products.

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

After Hanwha Solar became our largest shareholder, we changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. We also changed the names of our subsidiaries. In this annual report, reference is made to the new names of our subsidiaries. Please see below a list of the new names of our subsidiaries:

(1)	Hanwha SolarOne U.S.A. Inc., formerly known as Solarfun Power U.S.A. Inc.;

(2)	Hanwha SolarOne Investment Holding Ltd., formerly known as Linyang Solar Power Investment Holding Ltd.;

(3)	Hanwha SolarOne Hong Kong Limited, formerly known as Solarfun Power Hong Kong Limited;

(4)	Hanwha SolarOne (Qidong) Co., Ltd., formerly known as Jiangsu Linyang Solarfun Co., Ltd.;

(5)	Hanwha SolarOne Deutschland GmbH, formerly known as Solarfun Power Deutschland GmbH;

(6)	Hanwha SolarOne (Shanghai) Co., Ltd., formerly known as Shanghai Linyang Solar Technology Co., Ltd.;

(7)	Hanwha Solar Engineering Research and Development Center Co., Ltd., formerly known as Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd.;

(8)	Hanwha SolarOne Technology Co., Ltd., formerly known as Jiangsu Yangguang Solar Technology Co., Ltd.; and

ii

(9)	Hanwha Solar Electric Power Engineering Co., Ltd., formerly known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd.

In October 2011, we repurchased and cancelled 5,005,536 ADSs and the ordinary shares represented by such ADSs, which were issued pursuant to a share issuance and repurchase agreement dated January 23, 2008 to facilitate the Company’s convertible bond offering in January 2008, from Morgan Stanley & Co. International PLC. We also repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar Holdings Co., Ltd. These ADSs and ordinary shares were repurchased at par value of US$0.0005 per ADS and US$0.0001 per ordinary share, respectively.

iii

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data, except for “Other Operating Data,” have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on our consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 is included elsewhere in this annual report on Form 20-F. The consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	2,396,425	4,950,319	3,780,298	7,548,545	6,416,485	1,019,477

Cost of revenues	(1,985,323)	(4,887,074)	(3,309,969)	(5,869,503)	(6,633,542)	(1,053,964)

Gross profit	411,102	63,245	470,329	1,679,042	(217,057)	(34,487)

Operating expenses
Selling expenses	(74,809)	(105,986)	(137,421)	(269,202)	(279,788)	(44,454)
General and administrative expenses	(113,756)	(143,340)	(180,989)	(171,839)	(396,639)	(63,019)
Research and development expenses	(27,440)	(19,679)	(32,025)	(53,500)	(68,217)	(10,839)
Impairment of goodwill	—	—	—	—	(134,735)	(21,407)

Total operating expenses	(216,005)	(269,005)	(350,435)	(494,541)	(879,379)	(139,719)

Operating profit (loss)	195,097	(205,760)	119,894	1,184,501	(1,096,436)	(174,206)
Interest expense	(25,978)	(103,146)	(157,907)	(161,677)	(171,059)	(27,179)
Interest income	16,244	10,004	5,002	6,141	11,763	1,869
Exchange losses	(25,628)	(35,230)	(23,814)	(89,272)	(3,965)	(630)
Changes in fair value of derivative contracts	—	83,090	9,594	77,531	(70,778)	(11,245)
Changes in fair value of conversion feature of convertible bonds	—	—	(73,887)	31,623	264,384	42,006
Other income	2,306	17,247	11,965	12,396	5,144	817
Other expenses	(9,670)	(25,604)	(11,835)	(5,903)	(14,102)	(2,240)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)

Income (loss) before income taxes	152,371	(259,399)	(120,988)	1,055,340	(1,075,049)	(170,808)
Income tax benefit/(expenses)	(7,458)	(6,519)	(23,928)	(297,983)	144,945	23,029
Net income (loss)	144,913	(265,918)	(144,916)	757,357	(930,104)	(147,779)
Net (income) loss attributable to non-controlling interest	3,124	(14,573)	(311)	—	—	—

Net income (loss) attributable to shareholders	148,037	(280,491)	(145,227)	757,357	(930,104)	(147,779)

Net income (loss) attributable to shareholders per share Hanwha SolarOne Co., Ltd.
— Basic	0.62	(1.11)	(0.53)	2.43	(2.21)	(0.35)
— Diluted	0.62	(1.11)	(0.53)	2.36	(2.21)	(0.35)
Number of shares used in computation of net income (loss) per share
— Basic	240,054,686	252,659,614	274,067,760	311,263,308	420,325,701	420,325,701
— Diluted	240,054,686	252,659,614	274,067,760	357,272,605	420,325,701	420,325,701
Net income (loss) per ADS
— Basic	3.08	(5.55)	(2.65)	12.17	(11.05)	(1.75)
— Diluted	3.08	(5.55)	(2.65)	11.82	(11.05)	(1.75)
Number of ADS used in computation of net income (loss) per ADS
— Basic	48,010,937	50,531,923	54,813,552	62,252,662	84,065,140	84,065,140
— Diluted	48,010,937	50,531,923	54,813,552	71,454,521	84,065,140	84,065,140

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Other Financial Data
Gross margin	17.2%	1.3%	12.4%	22.2%	(3.4)%	(3.4)%
Operating margin	8.1%	(4.2)%	3.2%	15.7%	(17.1)%	(17.1)%
Net margin	6.2%	(5.7)%	(3.8)%	10.0%	(14.5)%	(14.5)%
Net cash (used in) provided by operating activities (in thousands)	(1,020,603)	(674,040)	688,895	266,760	255,494	40,594
Other Operating Data

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)	78.4	172.8	313.4	797.9	844.4

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)	28.20	26.77	15.27	11.58	8.87	1.41

	As of December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	272,928	410,901	645,720	1,630,777	1,976,555	314,043
Restricted cash	42,253	88,137	60,539	100,490	281,626	44,746
Accounts receivable — net	430,692	319,537	587,488	1,282,807	537,540	85,407
Notes receivable	—	—	—	10,000	60,208	9,566
Inventories — net	728,480	731,708	783,973	790,773	684,049	108,684
Advance to suppliers — net	640,118	1,145,614	540,145	764,063	475,645	75,572
Other current assets	214,478	481,749	180,315	255,432	528,572	83,982
Deferred tax assets — net	7,793	62,481	76,904	108,370	281,083	44,659
Derivative contracts	—	39,665	7,360	7,489	29,091	4,622
Amount due from related parties	920	19	12,458	27,819	241,453	38,363
Long-term prepayments	—	—	439,617	394,282	204,570	32,503
Amount due from related parties — non-current portion	—	—	—	15,000	—	—
Fixed assets — net	702,884	1,492,575	1,586,283	2,084,027	4,715,962	749,291
Intangible assets — net	94,282	212,736	208,563	205,763	334,987	53,224
Long-term deferred expenses	214,385	37,467	33,158	27,273	49,702	7,897
Goodwill	—	134,735	134,735	134,735	—	—
Investment	300	—	—	—	—	—
Total assets	3,349,513	5,157,324	5,297,258	7,839,100	10,401,043	1,652,559
Short-term bank borrowings	965,002	1,098,832	404,764	318,919	1,764,251	280,311
Long-term bank borrowings, current portion	15,000	30,000	120,000	215,000	242,604	38,546
Accounts payable	141,709	217,026	441,768	478,129	1,024,947	162,848
Notes payable	—	39,341	186,921	181,265	462,602	73,500
Accrued expenses and other liabilities	135,395	189,028	191,895	404,826	375,238	59,619
Customer deposits	27,628	9,494	59,685	33,538	84,871	13,485
Deferred tax liabilities	9,038	28,571	26,566	25,977	25,387	4,034
Unrecognized tax benefit	—	27,385	27,385	143,473	143,473	22,796
Derivative contracts	—	5,792	1,148	8,047	30,670	4,873
Amount due to related parties	92,739	39,766	16,765	13,183	42,342	6,727
Long-term bank borrowings	—	170,000	350,000	135,000	1,352,373	214,870
Long-term payable	—	—	—	—	50,000	7,944
Convertible bonds	—	1,178,969	658,653	687,435	498,646	79,227
Total liabilities	1,386,511	3,034,204	2,485,550	2,644,792	6,097,404	968,780
Redeemable ordinary shares	—	55	55	55	24	4
Total shareholders’ equity	1,862,582	2,123,065	2,811,653	5,194,253	4,303,615	683,775
Total liabilities, redeemable ordinary shares and shareholders’ equity	3,349,513	5,157,324	5,297,258	7,839,100	10,401,043	1,652,559

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 30, 2011 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2939 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 20, 2012, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period End	Average(2)	Low	High

2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
October 2011	6.3547	6.3710	6.3534	6.3825
November 2011	6.3765	6.3564	6.3400	6.3839
December 2011	6.2939	6.3482	6.2939	6.3733
January 2012	6.3080	6.3119	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975
April 2012 (through April 20, 2012)	6.3080	6.3052	6.2975	6.3150

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

In 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global credit crunch. These market conditions were exacerbated by an over-supply of PV products driven by increased manufacturing capacity, which adversely affected the prices of PV products. A protracted disruption in the ability of our customers to obtain financing, economic downturn or an increase in manufacturing capacity of the PV industry could lead to a significant reduction in future orders for our PV products, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, since we have substantially increased our production capacity in the past few years, the decrease in demand for our products may lead to idle capacity. If the reduction in demand results in significant amount of our capacity not utilized, our assets may be impaired.

The average selling price of our PV products may continue to decrease.

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. As a result, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling price of our PV modules per watt decreased from RMB15.27 in 2009 to RMB11.58 in 2010, and to RMB8.87 (US$1.41) in 2011. Our net profit margin increased from a negative margin of 3.8% in 2009 to a positive margin of 10.0% in 2010, but declined to a negative margin of 14.5% in 2011. The average selling prices of our PV products may decline further, which could cause our sales and/or our profit margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.

As silicon supply increases, the corresponding increase in the global supply of PV modules may adversely affect our ability to increase or maintain our market share. Fluctuation in silicon price may also adversely impact our business and results of operations.

Silicon is an essential raw material used in the production of solar cells and modules. Prior to mid-2008, there was an industry-wide shortage of silicon. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely affect our business and results of operations. Due to the historical scarcity of silicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. However, we cannot assure you that the price of silicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. As the shortage of silicon eases, industry barriers to entry become less significant and the PV market may become more competitive. If we fail to compete successfully, our business may suffer and we may lose or be unable to gain market share and our financial condition and results of operations may be materially and adversely affected. Such price reductions could have a negative impact on our revenues and net income, and materially and adversely affect our business and results of operations.

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

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Australia, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Certain of these government economic incentives are set to be reduced and may be reduced further, or eliminated. For instance, further to the reductions in feed-in-tariffs in 2009 and 2010, the German government has approved the plans to reduce solar subsidies beginning April 1, 2012. In 2009, 2010 and 2011, Germany accounted for 70.6%, 62.5% and 41.3% of our net revenues, respectively. Similarly, in May 2011, the Italian government approved a decree to cut incentives for solar projects. The decree introduced a subsidy spending cap on large projects from 2011 to 2013 and a gradual reduction on feed-in tariffs starting June 2011.

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

Prior to mid-2008, there was an industry-wide shortage of silicon-related materials including silicon, silicon wafers and PV cells, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon-related materials during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. The prices in the agreements we entered into prior to mid-2008 were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Since the fourth quarter of 2008, the market prices for silicon-related materials have been decreasing significantly. Spot market prices of silicon-related materials have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. Due to the significant decrease in prices of silicon-related materials, we re-negotiated all of our multi-year supply agreements that were in place as of December 31, 2009, except the agreement with Jiangxi LDK Solar Hi-Tech Co., Ltd, or LDK. After re-negotiation, the pricing terms of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. The pricing terms of each of these multi-year agreements were adjusted to be more in line with spot market pricing at the time of the re-negotiation. In addition, the quantity and/or timing of deliveries were also adjusted in each case to reflect our updated purchase requirements as a result of the changes in market conditions and our capacity expansion. Currently, there is only one multi-year supply agreement we entered into in 2010 where the price is pre-determined without any future adjustment, and we are re-negotiating this agreement to lower the unit price of the silicon-related materials. We have entered into a supplemental agreement to this multi-year supply agreement in order to lower the unit price of the silicon-related materials for deliveries in 2012. We will continue to renegotiate the multi-year supply agreement for deliveries subsequent to 2012. While we have obtained reduced prices and other concessions from our suppliers, we cannot assure you that we will be able to obtain reduced prices from all of our suppliers in the future. If the prices of silicon-related materials continue to decrease in the future and we are unable to re-negotiate the prices of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues could be materially and adversely affected. In addition, the prices of our non-silicon-related raw materials are also subject to market forces beyond our control. If the prices of these materials increase in the future, our non-silicon-related cost of revenues could be materially and adversely affected.

Furthermore, other PV module manufacturers may be able to purchase silicon-related materials on the spot market at lower prices than those we have contracted for with our suppliers. We will continue to purchase a significant amount of silicon-related materials pursuant to our multi-year supply agreements. In the event we are unable to re-negotiate or fulfill our obligations under our supply agreements, we may be subject to significant inventory build-up and may be required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We recorded inventory write-downs of RMB282.5 million, RMB134.5 million and RMB583.1 million (US$92.6 million) in 2009, 2010 and 2011, respectively. If the prices we pay for silicon-related materials are significantly higher than the prices paid by our competitors, our competitive cost advantage of producing modules could decrease. Our inability to reduce a key manufacturing cost to the same degree as our competitors could adversely affect our ability to price our products competitively and our profit margins.

We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.

During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, on June 8, 2009, LDK, one of our silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that we failed to perform under the terms of a multi-year framework supply agreement, seeking to enforce our performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. On July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that we made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement and legal fees of RMB4 million. On March 23, 2012, a hearing was held by the Shanghai Arbitration Commission, and all the requests filed by LDK were dismissed. LDK was also required to refund the deposit amounting to RMB104 million to us within 30 days from the date of the hearing. We have not received the refund from LDK as of April 30, 2012 and we will continue to exercise our right in claiming the refund. The requests filed by us for compensation of RMB35 million and legal fees of RMB4 million were dismissed.

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

Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. As of December 31, 2009, 2010 and 2011, we had advanced RMB979.8 million, RMB1,158.3 million and RMB680.2 million (US$108.1 million), respectively, to our suppliers. We recorded charges to cost of revenues of RMB234.7 million, RMB0.1 million and RMB287.7 million (US$45.7 million) in 2009, 2010 and 2011, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. In addition, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. We recorded charges to general and administrative expenses of nil, nil and RMB54.5 million (US$8.7 million) in 2009, 2010 and 2011, respectively, to provide for losses in relation to prepayments to suppliers that were in contractual default where we have termination rights that require repayment of the remaining deposits. In the event that we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers. Most of our claims for prepayments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors which would undermine our chances of obtaining the return of our prepayments. If such suppliers fail to fulfill their delivery obligations under the contracts or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may have to record a provision relating to or write down prepayments made to such suppliers, which could materially and adversely affect our financial condition, results of operations and liquidity.

Evaluating our business and prospects may be difficult because of our limited operating history, and our past results may not be indicative of our future performance.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began operations in August 2004 and shipped our first PV modules and our first PV cells in February 2005 and November 2005, respectively. With the rapid growth of the PV industry prior to the fourth quarter of 2008, our business grew and evolved at a rapid rate but subsequently experienced a slowdown in 2011. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and we may not be able to achieve growth in future periods. Therefore, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company with a relatively short operating history in a competitive industry seeking to develop and manufacture new products in a rapidly growing market, and you should not rely on our past results or our historic rate of growth as an indication of our future performance.

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

We depend on a limited number of customers and countries for a high percentage of our revenue and the loss of, a significant reduction in orders from, or failure to collect payments from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.

We currently sell a substantial portion of our PV products to a limited number of customers and countries. Our five largest customers accounted for an aggregate of 65.3%, 51.9% and 45.0% of our net revenues in 2009, 2010 and 2011, respectively. Our largest customer in 2009, 2010 and 2011 accounted for 40.6%, 33.6% and 15.1% of our net revenues, respectively. Most of our large customers are located in Europe, particularly in Germany, the Netherlands and Italy. In 2009, 2010 and 2011, Germany accounted for 70.6%, 62.5% and 41.3% of our net revenues, respectively. In 2011, Germany, the U.S. and China were the top three countries in terms of percentage contribution to our net revenues. The loss of sales to any one of these customers or countries would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers and countries, any one of the following events may cause material fluctuations or declines in our net revenues and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of our competitors’ products;

•

loss of one or more of our significant customers and our failure to identify additional or replacement customers, including as a result of the insolvency or bankruptcy of our customers. One of our significant customers has filed a petition for bankruptcy in April 2012;

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

Furthermore, our customer relationships have been developed over a relatively short period of time. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our customers and revenue.

Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2009, 2010 and 2011, our five largest silicon material suppliers supplied in the aggregate 51.6%, 40.0% and 40.6%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Some of our major silicon wafer suppliers failed to fully perform on their silicon wafer supply commitments to us due primarily to an industry-wide shortage of silicon and silicon wafers. As a result, we did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We cannot assure you that we will not experience similar or additional shortfalls of silicon-related materials from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.

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

The principal amount of our total bank borrowings outstanding was RMB3,359.2 million (US$533.7 million) as of December 31, 2011 of which RMB1,764.2 million (US$280.3 million) were short-term bank borrowings. In addition, we had US$172.5 million principal amount of convertible bonds, with carrying value of RMB498.6 million (US$79.2 million), outstanding as of December 31, 2011. Our debt could have a significant impact on our future operations and cash flow, including:

•

making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature, as well as our obligations under our convertible bonds;

•

triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable and other penalties. We had remediated our default of long-term loan agreements as of December 31, 2011 by obtaining waivers from the banks, modifying the loan covenants and paying off the loans by using a portion of the proceeds obtained in a separate financing arrangement;

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

We require a significant amount of capital to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We typically require a significant amount of capital to fund our operations. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. The principal amount of our total bank borrowings outstanding was RMB3,359.2 million (US$553.7 million) as of December 31, 2011. We cannot assure you that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.

As our manufacturing facility and some of our customers are located in China, we and our customers may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies.

Since November 16, 2011, we have been involved in the antidumping, or AD, and countervailing duty, or CVD, investigations of crystalline silicon PV cells imported from China conducted by the U.S. Department of Commerce, or DOC. On December 16, 2011, the U.S. International Trade Commission, or USITC, published its preliminary determination that there was a reasonable indication that a U.S. industry was materially injured as a result of imports of such cells from China. On March 20, 2012, the DOC announced its affirmative preliminary determination of the CVD investigation.

As a result, like other non-mandatory respondents, we are subject to a preliminary subsidy rate of 3.61% under the DOC’s preliminary CVD determination, requiring that importers to post 3.61% of the value of such cells as deposit to cover the estimated CVD. Because the DOC has yet to make its preliminary AD determination and final CVD and AD determinations, which are expected to be made on or about May 16, 2012 and early November 2012, respectively, it is difficult to predict the AD and CVD rates that may be applied to our exports to the U.S. from and after the publication of those final determinations. Consequently, we are unable to assess the impact of these determinations on our exports to the U.S. market. An unfavorable outcome of such AD and/or CVD investigations to the respondents, including us, could significantly increase the price of our products, negatively affect our sales in the U.S. and adversely affect our results of operations.

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

We are pursuing expansion into PV system integration services through our subsidiary, Hanwha SolarOne (Shanghai) Co., Ltd., formerly known as Shanghai Linyang Solar Technology Co., Ltd., or Solar Shanghai, and we may pursue upstream silicon feedstock sourcing through strategic partnerships and investments in the future. We may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers. They may also require significant attention from our management, which could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies.

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

Prior to 2012, our PV products were typically sold with a two to five-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2009, 2010 and 2011, our accrued warranty costs for the two to five-year warranty against technical and material defects totaled RMB73.5 million, RMB131.7 million and RMB162.1 million (US$25.8 million), respectively.

Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. We are still in the process of determining its impact on our accrued warranty cost and our results of operations. If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations.

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

One of our existing shareholders has substantial influence over our company and its interests may not always be aligned with the interests of our other shareholders.

Hanwha Solar owns approximately 49.58% of our outstanding share capital as of April 13, 2012. Pursuant to a shareholder agreement between Hanwha Solar and our company dated September 16, 2010, Hanwha Solar has the right to designate three directors to our board and veto major corporate actions. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of our ADSs. In addition, without the consent of Hanwha Solar, we could be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders.

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

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of April 13, 2012, we had 25 issued patents and 12 pending patent applications in the PRC.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2011 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, a natural disaster such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts of war, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, it may not be able to fully cover losses caused by the business interruption because business interruption insurance available in China offers limited coverage compared to that offered in many other countries.

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

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax, or the EIT, which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises, or FIEs, are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. The EIT also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises is transitioning to the uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the EIT, may continue to be enjoyed until the end of the holiday. Hanwha SolarOne (Qidong) Co., Ltd. or SolarOne Qidong, our wholly owned operating subsidiary in China, was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. If SolarOne Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expense would increase, which could have a material and adverse effect on our net income and results of operations.

In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Tax Law, the EIT and the related implementing rules, SolarOne Qidong was taxed at a reduced rate of 12.5% in 2009, 15% in 2010 and 15% in 2011. The “high and new technology enterprise” status of SolarOne Qidong was renewed and approved in October 2011. Therefore, SolarOne Qidong will continue to enjoy a preferential income tax rate of 15% in 2011, 2012 and 2013. From 2005 until the end of 2009, SolarOne Qidong was also exempted from the 3% local income tax.

Any reduction or elimination of the preferential tax treatments currently enjoyed by us may significantly increase our income tax expense and materially reduce our net income, which could have a material adverse effect on our financial condition and results of operations.

Under the EIT, we may be classified as a “Resident Enterprise” of the PRC. Such classification would likely result in negative tax consequences to us and could result in negative tax consequences to our non-PRC shareholders and ADS holders.

Under the EIT, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT. According to the Implementation Regulations for the EIT of the PRC issued by the State Council on December 6, 2007, a de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict application of the EIT and its Implementation Regulations. As of December 31, 2011, we recorded unrecognized tax benefits of RMB143.5 million (US$22.8 million), RMB27.4 million (US$4.4 million) of which was recorded because based on our judgment, we may be deemed as a PRC tax resident pursuant to the EIT. If Hanwha SolarOne Co., Ltd., our holding company, or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Hanwha SolarOne or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

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

Similarly, any gain realized on the transfer of ADSs or shares by non-PRC investors which are “non-resident enterprises” is also subject to PRC withholding income tax at 10% or a lower treaty rate if such gain is regarded as income derived from sources within the PRC.

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

Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB23.8 million, RMB89.3 million and RMB4.0 million (US$0.6 million) in 2009, 2010 and 2011, respectively. In particular, a substantial portion of our net revenues is currently denominated in Euros. Since December 2009, the Euro has fluctuated significantly. A depreciation of the Euro may also have a negative impact on the selling prices of our products in Renminbi terms. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Related to Our Ordinary Shares and ADSs

The market price of our ADSs may be volatile.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to April 26, 2012, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$0.95 per ADS to a high of US$37.64 per ADS.

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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations through SolarOne Qidong, formerly known as Jiangsu Linyang Solarfun Co., Ltd., in August 2004. SolarOne Qidong was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Hanwha SolarOne, formerly known was Solarfun Power Holdings Co., Ltd., in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Hanwha SolarOne Investment Holding Ltd., formerly known as Linyang Solar Power Investment Holding Ltd., or SolarOne BVI, in the British Virgin Islands on May 17, 2006. SolarOne BVI is wholly owned by Hanwha SolarOne. SolarOne BVI purchased all of the equity interests in SolarOne Qidong on June 2, 2006. On May 16, 2007, SolarOne BVI established a wholly owned subsidiary, Hanwha SolarOne Hong Kong Limited, formerly known as Solarfun Power Hong Kong Limited, or SolarOne Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang Solar Technology Co., Ltd., or Solar Shanghai, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Hanwha Solar Engineering Research and Development Center Co., Ltd., formerly known as Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd., or Solar R&D, respectively, to expand our business into new markets and sectors. We acquired a 52% interest in Hanwha SolarOne Technology Co., Ltd., formerly known as Jiangsu Yangguang Solar Technology Co., Ltd., or SolarOne Technology, in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Hanwha SolarOne U.S.A. Inc., formerly known as Solarfun Power U.S.A. Inc., or SolarOne U.S.A., as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong for a consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Hanwha SolarOne Deutschland GmbH, formerly known as Solarfun Power Deutschland GmbH, or SolarOne Deutschland, in Germany to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% equity interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd., formerly known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd., or Solar Engineering, in May 2010 under SolarOne Qidong to engage in the solar power project business.

In September 2010, we issued and sold to Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar Holdings Co., Ltd. at par value of US$0.0001 per ordinary share. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE and PVC products.

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

In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada.

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

We made capital expenditures of RMB324.3 million, RMB669.2 million and RMB2,437.9 million (US$387.3 million) in 2009, 2010 and 2011, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs for SolarOne Nantong, SolarOne Qidong and SolarOne Technology. Based on the current market conditions, we have no plan for substantial capacity expansion in 2012. We expect to incur capital expenditures of approximately US$150 million in 2012, which we plan to use to pay for accrued expenses related to our capacity expansion in 2011 and investments in process improvements and equipment for research and development activities. However, we will actively review our capacity expansion plan on a regular basis as the business environment evolves. We plan to fund the balance of our capital expenditure requirements for 2012 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

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

As of April 13, 2012, we had 1,680 MW of annual PV module production capacity and 1,350 MW of annual PV cell production capacity. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates of 18.23% and 16.72%, respectively, in 2011. In addition, we had 960 MW of annual ingot production capacity and 800 MW of annual wire sawing capacity as of April 13, 2012.

Our net revenues increased from RMB3,780.3 million in 2009 to RMB7,548.5 million in 2010, but decreased to RMB6,416.5 million (US$1,019.5 million) in 2011. Our net income increased from a net loss of RMB144.9 million in 2009 to net income of RMB757.4 million in 2010, but decreased to a net loss of RMB930.1 million (US$147.8 million) in 2011.

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

Our Products

PV Cells

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

PV Cell Type	Dimensions (mm×mm)	Conversion Efficiency (%)	Thickness (EM)	Maximum Power (W)

Monocrystalline silicon cell	125 × 125	18.23%	180 – 200	2.82
Multicrystalline silicon cell	156 × 156	16.72%	180 – 200	4.07

The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates of 18.23% and 16.72%, respectively, in 2011.

We are now able to process wafers as thin as 180 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5 W to 295 W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 185 W and 295 W. We sell approximately 57.5% of our PV modules under our proprietary “SolarOne” brand names, and approximately 42.5%, respectively, of our PV modules under the brand names of our customers.

The following table sets forth the types of PV modules we manufacture with the specifications indicated:

PV Module Manufactured with:	Dimensions (mm)	Weight (Kg)	Power (W)

Monocrystalline silicon	1580 × 808 × 45	14	170–195
	1580 × 808 × 35	13	170–195

Multicrystalline silicon	1494 × 1000 × 40	17	200–225
	1494 × 1000 × 35	16	200–225
	1652 × 1000 × 50 1652 × 1000 × 50	22 21	230–255 230–255
	1966 × 1000 × 50	26	275–300

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.

Ingots and Wafers

We also manufacture ingots through SolarOne Technology, an ingot plant that commenced operations in October 2007. As of April 13, 2012, we operated 80 monocrystalline ingot production furnaces and 102 multicrystalline ingot production furnaces, with up to 960 MW of annual manufacturing capacity. The ingots manufactured by SolarOne Technology are generally used for our manufacture of wafers.

In order to further integrate our production upstream, SolarOne Qidong has purchased and installed 66 units of wire saws equipment, which can be used to slice ingots into wafers, and achieved annual wire sawing capacity of 800 MW. The wafers manufactured by SolarOne Qidong are generally used for our manufacture of PV cells and PV modules.

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

In response to the rapidly evolving conditions in the PV industry, we started to expand our business downstream to provide system integration services in 2010. Our PV system integration services may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services through Solar Engineering.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials. The aggregate costs attributable to our five largest silicon materials suppliers in 2009, 2010 and 2011 were 51.6%, 40.0% and 40.6%, respectively, of our total raw material purchases.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. As of December 31, 2009, 2010 and 2011, we had RMB277.6 million, RMB459.5 million and RMB194.0 million (US$30.8 million), respectively, of raw materials in inventory.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 5-inch and 6-inch wafers in our production. PV cells can be manufactured on our production lines using both types of silicon wafers with certain temporary adjustments to the production line. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during periods of silicon supply shortages.

We purchase all of our silicon and approximately 47% of our silicon wafers and 11% of PV cells from third-party suppliers. We purchase silicon, wafers and cells from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. We use ingots manufactured by SolarOne Technology, one of our wholly owned subsidiaries, in our manufacturing process. Currently, our principal silicon suppliers include Wacker Chemie AG, or Wacker, China Silicon Corporation, Ltd., or Sinosico, Ya An Yongwang Silicon Co., Ltd., or Yongwang, GCL Silicon Technology Holdings Limited, or GCL, and Chongqing Daqo New Energy Co., Ltd., or Daqo.

We procure a significant portion of our silicon and silicon wafers from suppliers under multi-year supply agreements. Each of our existing multi-year supply agreements provides for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement, except one agreement we entered into in 2010 where the price is pre-determined without any future adjustment, and we are re-negotiating this agreement to lower the unit price of the silicon-related materials. We procure our remaining silicon and silicon wafer supplies from short-term supply agreements and the spot market.

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

We acquired a 52% equity interest in SolarOne Technology in July 2007 and acquired the remaining 48% equity interest in August 2008. The key raw material for our production of ingots is polysilicon. We purchase polysilicon primarily from Wacker, Sinosico, Yongwang, GCL and Daqo.

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

Production

We manufacture our wafers, PV cells and PV modules through SolarOne Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 178,000 square meters in Qidong, Jiangsu Province, China. We commenced commercial production on our first PV cell production line in November 2005 and had 1,680 MW of annual PV module capacity and 1,350 MW of annual PV cell production capacity as of April 13, 2012. We had 87 multicrystalline silicon wafer wire saws and 18 monocrystalline silicon wafer wire saws, with a total annual manufacturing capacity of 800 MW as of April 13, 2012. We produce multicrystalline and monocrystalline silicon wafers with a dimension of 156 mm x 156 mm and 125 mm x 125 mm, respectively. The thickness of our silicon wafers is between 180 and 220 microns.

We manufacture our silicon ingots through SolarOne Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 113,814 square meters in Lianyungang, Jiangsu Province, China. SolarOne Technology commenced its operations in October 2007. As of April 15, 2012, we operated 80 monocrystalline ingot production furnaces and 102 multicrystalline ingot production furnaces, with up to 960 MW of annual manufacturing capacity.

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production and sale of our PV modules, the IEC certification for our PV modules and the UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States, which will enable us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency, and the Florida Solar Energy Center, a regional energy research and certification organization of the United States. We also obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which will enable us to sell our products to customers in Korea. We also obtained MCS certificate which enables us to sell products to UK and Australia.

Capacity Expansion and Technology Upgrade Plans

As of April 13, 2012, we had 1,680 MW of annual PV module production capacity and 1,350 MW of annual PV cell production capacity in commercial operation. In December 2010, we entered into an investment letter of intent with Nantong Economic and Technological Development Zone to build cell and module production facilities with an annual production capacity of 2 GW in Nantong, Jiangsu Province. We plan to complete the first phase of the cell and module production facilities with an annual production capacity of 1 GW in three years. As one of our key strategies, we intend to continuously improve the conversion efficiency of our solar products.

The expansion plans and capacities indicated above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. Based on the current market conditions, we expect to incur capital expenditures of US$150 million for 2012, which will be used primarily to pay for accrued expenses related to our capacity expansion in 2011 and investment in process improvements and equipment for research and development activities. We plan to fund the balance of our capital expenditure requirements for 2012 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.

Customers that accounted for a significant portion of our total net revenues in 2011 included Q-CELLS SE, MEMC Singapore PTE Ltd., Rusol GmbH & Co. KG, Conergy PTY LTD, Schüco International KG, Greenfield Solar Europa GmbH & Co. KG, and Hanwha Corporation. Our five largest customers accounted for an aggregate of 65.3%, 51.9% and 45.0% of our net revenues in 2009, 2010 and 2011, respectively. Our largest customer in 2009, 2010 and 2011 accounted for 41.4%, 33.6% and 15.1% of our net revenues of the respective year.

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

	Year Ended December 31,
	2009		2010		2011
	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	Net Revenues (US$)	% of Net Revenues
	(In thousands, except percentages)

Germany	2,668,477	70.6%	4,706,767	62.4%	2,652,159	421,386	41.3%
USA	17,306	0.5%	436,747	5.8%	859,290	136,527	13.4%
PRC	179,460	4.7%	612,695	8.1%	599,247	95,211	9.3%
Australia	177,637	4.7%	407,261	5.4%	448,498	71,259	7.0%
Italy	4,446	0.1%	572,420	7.6%	358,121	56,900	5.6%
Netherlands	—	—	—	—	330,920	52,578	5.2%
France	88,452	2.3%	94,694	1.3%	303,328	48,194	4.7%
Canada	—	—	92,063	1.2%	157,650	25,048	2.5%
Spain	37,326	1.0%	131,166	1.7%	152,133	24,171	2.4%
Others	607,194	16.1%	494,732	6.5%	555,139	88,203	8.6%

Total	3,780,298	100.0%	7,548,545	100.0%	6,416,485	1,019,477	100.0%

In 2011, we shipped our products to over 130 customers. In 2009, 2010 and 2011, customers accounting for 10.0% or more of our net revenues collectively accounted for 41.4%, 33.6% and 25.9% of our net revenues, respectively, and sales to our largest customer accounted for 41.4%, 33.6% and 15.1% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

Warranty

Prior to 2012, we provided a two to five-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. We are still in the process of determining its impact on our accrued warranty cost and our results of operations. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international customer support team. We provided RMB33.7 million, RMB67.6 million and RMB64.7 million (US$10.3 million) in warranty costs for the two to five-year warranty against technical defects in 2009, 2010 and 2011, respectively. We are still in the process of determining its impact on our accrued warranty cost and our results of operations.

Intellectual Property and Proprietary Rights

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of April 13, 2012, we had been granted 25 patents by the State Intellectual Property Office of China and had 12 patent applications pending in China. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.

We have registered “Solarfun,” our trademark for our PV cells and modules, with the China Trademark Office and the International Bureau of the World Intellectual Property Organization, which allow us to use this trademark in China, Singapore and the United States.

On January 10, 2011, we filed the application to register our new trademark, “Hanwha SolarOne GLOBAL ENERGY PRODUCTS&TECHNOLOGY”, with the International Bureau for Intellectual Property, as well as in 11 countries. We started to use the new trademark in certain countries in 2011.

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

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline PV products, more than 14% conversion efficiency for multicrystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of building with PV and the technology of PV products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

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

On March 8, 2011, the Notice on Further Promotion of Buildings with Renewable Energy, or the Notice, was jointly released by the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural

Development. The Notice expressly specifies the goal of promoting the application of renewable energy in buildings under the Twelfth Five-Year Plan is to substantially improve the proportion of renewable energy used in buildings, including solar energy, shallow geothermal energy and biomass energy, so that the consumption of renewable energy in buildings shall account for over 15% of the total building energy consumption by the end of 2020. The Twelfth Five-Year Plan promotes the use of renewable energy in buildings. The Twelfth Five-Year Plan mandates that efforts shall be made to increase the gross floor areas of buildings serviced by renewable energy to over 2.5 billion square meters and to use renewable energy to substitute 30 million tons of coal by the end of 2015.

In August 2011, the NDRC released a directive which set forth a uniform national feed-in-tariff for the solar energy generated by power plants. The law also encourages the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.

On February 24, 2012, the Twelfth Five-Year Plan on the PV industry was issued by the PRC Ministry of Industry and Information Technology. This plan specifies the goal of, by the end of 2015, promoting (i) leading polysilicon producers with annual production of at least 50,000 tons and large polysilicon producers with annual production of at least 10,000 tons, (ii) leading PV cell producers with annual production of at least 5 GW and large PV cell producers with annual production of at least 1 GW, and (iii) at least one PV producer with sales revenue of at least RMB100 billion per annum and three to five PV producers each with sales revenue of at least RMB50 billion per annum.

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

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007). Under the regulation, a PV business falls into the category of encouraged foreign investment industry. However, the amended catalogue (effective as of January 1, 2012) removed polysilicon production from the category of encouraged foreign investment industry, while other areas of solar photovoltaic businesses still fall into the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as SolarOne Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations are, under the regulation of the State Council, gradually becoming subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. In addition, SolarOne Qidong is required to perform annual self-assessment of compliance as a “high and new technology enterprise.” If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, SolarOne Qidong was taxed at a reduced rate of 12.5% in 2009, 15% in 2010 and 15% in 2011. The previous round of “high and new technology enterprise” status of SolarOne Qidong was renewed and approved in October 2011. Therefore, SolarOne Qidong will continue to enjoy a preferential income tax rate of 15% in 2011, 2012 and 2013. In 2010, SolarOne Qidong recorded a provision of RMB116.1 million for an unrecognized tax benefit due to the uncertainty as to whether this subsidiary would meet certain requirements during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%. From 2005 until the end of 2009, SolarOne Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, SolarOne Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of SolarOne Qidong resulting from our contribution to SolarOne Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and was entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, SolarOne Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.

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

C. Organizational Structure

Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, became our largest shareholder through a series of transactions in September 2010. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE, and PVC products. After Hanwha Solar became our largest shareholder, we changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. We also changed the names of our subsidiaries. The diagram below sets forth the entities directly or indirectly controlled by us as of April 13, 2012.

Notes:

(1)	Formerly known as Solarfun Power U.S.A. Inc.;

(2)	Formerly known as Linyang Solar Power Investment Holding Ltd.;

(3)	Formerly known as Solarfun Power Hong Kong Limited;

(4)	Formerly known as Jiangsu Linyang Solarfun Co., Ltd.;

(5)	Formerly known as Solarfun Power Deutschland GmbH;

(6)	Formerly known as Shanghai Linyang Solar Technology Co., Ltd.;

(7)	Formerly known as Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd.;

(8)	Formerly known as Jiangsu Yangguang Solar Technology Co., Ltd.; and

(9)	Formerly known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd.

D. Property, Plant and Equipment

Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of 259,217 square meters, which expire between 2053 and 2060. We own office and manufacturing facilities for a total gross floor area of approximately 178,000 square meters in Qidong, Jiangsu Province. To facilitate our capacity expansion, we leased manufacturing facilities with a total gross floor area of approximately 51,500 square meters and dormitories with a total gross floor area of approximately 43,500 square meters in Qidong, Jiangsu Province. The leases will expire between April 2012 and August 2013, when our new facilities are expected to be put into use. In addition, SolarOne Technology holds the land use rights for a total area of approximately 976,905 square meters and owns office and manufacturing facilities for a total gross floor area of approximately 76,500 square meters in Lianyungang, Jiangsu Province. We also renewed the lease of a gross floor area of approximately 1,500 square meters for our Hanwha SolarOne Engineering, Research and Development Center Co., Ltd. in Shanghai in May 2010, and the renewed lease will expire in May 2014. We entered into a contract with Qidong Huahong Electronics Co., Ltd., a company controlled by Mr. Yonghua Lu, our former chairman, to lease an office with a gross floor area of 1,116 square meters from September 1, 2010 to August 31, 2013. In 2009, 2010 and 2011, our rental expenses were RMB9.6 million, RMB9.4 million and RMB10.3 million (US$1.6 million), respectively.

As of April 13, 2012, we had an annual PV module production capacity of 1,680 MW and an annual PV cell production capacity of 1,350 MW. As of April 13, 2012, we also had 960 MW of annual ingot production capacity and 800 MW of annual wire sawing capacity.

We believe that our existing facilities are adequate and suitable to meet our present needs. We are now constructing buildings in SolarOne Qidong and SolarOne Technology to accommodate our planned expansion of production capacity. In December 2010, we entered into an investment letter of intent with Nantong Economic and Technological Development Zone to build cell and module production facilities with an annual production capacity of 2 GW in Nantong, Jiangsu Province. We plan to complete the first phase of the cell and module production facilities with an annual production capacity of 1 GW in three years.

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

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical Corporation, or Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE and PVC products. Under such share purchase agreement, Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to US$78.2 million. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar Holdings Co., Ltd. at par value of US$0.0001 per ordinary share.

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

We shipped 313.4 MW, 797.9 MW and 844.4 MW of PV modules (including PV module processing) in 2009, 2010 and 2011, respectively. The average selling price of our PV modules (excluding PV module processing) was RMB15.27, RMB11.58 and RMB8.87 (US$1.41) per watt in 2009, 2010 and 2011, respectively. In 2009, 2010 and 2011, 95.3%, 92.1% and 90.7%, respectively, of our net revenues were attributable to sales to customers outside of the PRC. Moreover, in 2009, 2010 and 2011, customers accounting for more than 10% of our net revenues accounted in the aggregate for 41.3%, 33.5% and 25.9%, respectively, of our net revenues.

Our net revenues increased from RMB3,780.3 million in 2009 to RMB7,548.5 million in 2010, but decreased to RMB6,416.5 million (US$1,019.5 million) in 2011. Our net income increased from a net loss of RMB144.9 million in 2009 to net income of RMB757.4 million in 2010, but decreased to a net loss of RMB795.4 million (US$126.4 million) in 2011.

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

Industry Demand

Our business and revenue growth depends on PV industry demand. There has been significant growth in the PV market in the past decade. However, beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. In particular, the current credit crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Many of our customers have experienced difficulty in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and our customers may change their decision or change the timing of their decision to purchase our products. As a result, this lack of, and increase in the cost of, financing have lowered and may continue to lower demand for our products and reduced our net revenues. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in their future orders for our products, which in turn could have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks related to Our Company and Our Industry — Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trend.” From the second half of 2008 to the first half of 2009, increased manufacturing capacity in the industry also contributed to a decline in the selling price of PV products. As global economic condition began improving in the second half of 2009, demand for PV products began to increase during 2010, which contributed to an increase in the selling price of PV products in 2010 along with the decreased manufacturing capacity in 2010. Such increase was offset by the sale of inventory accumulated during the economic downturn. A large portion of our sales is denominated in Euros. The depreciation of Euro in the first half of 2010 and the appreciation of Euro in the second half of 2010 also contributed to the change of our average selling price per watt of our PV modules in

2010. In 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global credit crunch. These market conditions were exacerbated by an over-supply of PV products driven by increased manufacturing capacity, which adversely affected the prices of PV products.

The average selling price per watt of our PV modules decreased from RMB15.27 in 2009 to RMB11.58 in 2010 and to RMB8.87 (US$1.41) in 2011. The average selling price per watt of our PV modules decreased from RMB11.82 in the last quarter of 2010 to RMB7.86 and RMB5.93, respectively, in the third and fourth quarter of 2011. The change in the average selling price per watt of our PV modules is consistent with the industry trend.

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

We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling prices of our products started to decline in the fourth quarter of 2008. The average selling price per watt of our PV modules (excluding PV module processing) decreased from RMB15.27 in 2009 to RMB11.58 in 2010, and to RMB8.87 (US$1.41) in 2011. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend. We expect that the prices of PV products will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of silicon and silicon wafers.

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

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafer prices have fallen below the price we have contracted for with our long-term suppliers and continued to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier period of supply shortage. As a result, our write-down of inventories amounted to RMB282.6 million, RMB134.5 million and RMB583.1 million (US$92.6 million) in 2009, 2010 and 2011, respectively.

Due to the significant decrease in prices of silicon and silicon wafers, we re-negotiated all of our multi-year supply agreements that were in place as of December 31, 2009, except the agreement with LDK. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. Currently, there is only one multi-year supply agreement we entered into in 2010 where the price is pre-determined without any future adjustment, and we are re-negotiating this agreement to lower the unit price of the silicon-related materials. We have entered into a supplemental agreement to this multi-year supply agreement in order to lower the unit price of the silicon-related materials for deliveries in 2012. We will continue to renegotiate the multi-year supply agreement for deliveries subsequent to 2012. In 2011, the amount of our write-down of inventories attributable to the difference between spot market prices and the prices we have contracted for are not material. Silicon and silicon wafers secured through such multi-year supply agreements provided a significant portion of our silicon and silicon wafer needs in 2010 and 2011. If we are unable to re-negotiate the prices of our existing multi-year supply agreements and the prices of silicon and silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected.

We also acquire a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year and spot market purchases. The prices we pay for silicon and silicon wafers pursuant to short-term supply arrangements and spot market purchases vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations.

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

We have expanded rapidly our manufacturing capacity since our establishment in August 2004. As a result, we produced 342.8 MW, 758.9 MW and 939.5 MW of PV modules in 2009, 2010 and 2011, respectively. The following table sets forth the production volume of silicon ingots, wafer PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2007		2008		2009		2010		2011
	(MW)		(MW)		(MW)		(MW)		(MW)
Volume of ingots produced	—		48.0		154.1		360.0		367.2
Volume of wafer produced	—		23.5		164.6		387.4		383.7
Volume of PV cells produced (including PV cell processing)	99.6	(1)	191.5	(2)	260.2	(3)	502.4	(4)	687.3	(5)
Volume of PV modules produced (including PV module processing)	87.2		177.3		342.8		758.9		939.5

Notes:

(1)	Of which 86.9 MW was used in our PV module production.

(2)	Of which 190.5 MW was used in our PV module production.

(3)	Of which 240.2 MW was used in our PV module production.

(4)	Of which 490.4 MW was used in our PV module production.

(5)	Of which 660.3 MW was used in our PV module production.

As of April 13, 2012, we had an annual PV module production capacity of 1,680 MW and an annual PV cell production capacity of 1,350 MW. As of April 13, 2012, we also had 960 MW of annual ingot production capacity and 800 MW of annual wire sawing capacity.

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

We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 17.8% to 18.4% and 16.2% to 17.2%, respectively, in 2011 and we are now able to process wafers as thin as 180 microns. Our advanced ingot growing and wafer sewing process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.

Net Revenues

We currently generate a substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials and scrap materials to third parties.

We commenced manufacturing and selling PV modules in February 2005, and had net revenues of RMB3,375.6 million, RMB6,658.6 million and RMB5,748.3 million (US$913.3 million) in 2009, 2010 and 2011, respectively.

We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2009, 2010 and 2011, our net revenues from the sale of PV cells were RMB38.4 million, RMB100.6 million and RMB49.2 million (US$7.8 million), respectively.

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

In 2009, 2010 and 2011, a small portion of our net revenues was derived from the sale of raw materials to our customers.

We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.

We currently depend on a limited number of customers for a high percentage of our net revenues. Customers who individually accounted for more than 10% of our net revenues accounted for an aggregate of 41.3%, 33.5% and 25.9% of our net revenues in 2009, 2010 and 2011, respectively. From a geographic standpoint, Europe, particularly Germany, has been our largest market. Based on the location that our invoices are sent to, in 2009, 2010 and 2011, our sales to European customers accounted for 85.8%, 79.6% and 66.1%, respectively, of our net revenues, with German customers accounting for 70.6%, 62.4% and 41.3%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as the United States, China, Australia, the Netherlands, India, Spain, Italy, and France.

Sales to our customers are typically made through non-exclusive, short-term arrangements. Before the beginning of 2009, we generally required deposits of a certain percentage of the contract price from our customers which we recorded under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenues. In line with market trends, this practice of requiring our customers to make deposits is on the decline. Deposits we received increased from 2008 to 2009 despite the current market trends, primarily because we required deposits from certain of our customers based on their credit quality. As of December 31, 2009, 2010 and 2011, we had received deposits of RMB59.7 million, RMB33.5 million and RMB84.9 million (US$13.5 million), respectively.

Cost of Revenues and Operating Expenses

Cost of Revenues

The following table sets forth our cost of revenues and operating expenses and these amounts as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	Amount (RMB)	% of Net Revenues	Amount (RMB)	% of Net Revenues	Amount		% of Net Revenues
					(RMB)	(US$)
	(In thousands, except percentages)

Cost of revenues	(3,309,969)	87.6%	(5,869,503)	77.8%	(6,633,542)	(1,053,964)	103.4%

Operating expenses:
Selling expenses	(137,421)	3.6%	(269,202)	3.6%	(279,788)	(44,454)	4.4%
General and administrative expenses	(180,989)	4.8%	(171,839)	2.3%	(396,639)	(63,019)	6.2%
Research and development expenses	(32,025)	0.8%	(53,500)	0.7%	(68,217)	(10,839)	1.1%
Impairment of goodwill	—	—	—	—	(134,735)	(21,407)	2.1%
Total operating expenses	(350,435)	9.3%	(494,541)	6.6%	(879,379)	(139,719)	13.7%

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

Other items contributing to our cost of revenues are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, and other support expenses associated with the manufacturing of our PV products, and depreciation and amortization of manufacturing equipment and facilities.

We expect our cost of revenues to increase as we increase our production volume. Future increases or decreases in our suppliers’ cost of silicon wafers may also contribute to fluctuations in cost of revenues.

Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2009, 2010 and 2011, our inventory of raw materials totaled RMB277.6 million, RMB459.5 million and RMB194.0 million (US$30.8 million), respectively, of which RMB146.8 million, RMB286.3 million and RMB76.6 million (US$12.2 million), respectively, represented silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under either non-current assets or current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may not be able to recover such prepayments and would suffer losses. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Our selling expenses primarily consist of warranty costs, shipping and handling costs for products sold, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. In 2009, 2010 and 2011, our selling expenses were RMB137.4 million, RMB269.2 million and RMB279.8 million (US$44.5 million), respectively. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future. Effective January 1, 2011, we changed the method of accounting for shipping and handling costs and have recorded such expenses in the line item “operating expenses — selling expenses” in our consolidated statements of operations, while in prior years, shipping and handling costs were recorded as part of “cost of revenue.” We believe the classification of shipping and handling costs as “operating expenses — selling expenses” is preferable because it (1) better reflects the nature of the expenses; and (2) increases the comparability of information with our competitors. Our comparative financial statements of prior years have been adjusted retrospectively to reflect this reclassification and enhance comparability between periods.

Prior to 2012, we provided a two to five-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 20 to 25-year limited warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2009, 2010 and 2011, our accrued warranty costs for the two to five-year warranty against technical defects totaled RMB73.5 million, RMB131.7 million and RMB162.1 million (US$25.8 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In 2009, 2010 and 2011, we provided RMB33.7 million, RMB60.1 million and RMB61.1 million (US$9.7 million), respectively, in warranty costs.

Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. We are still in the process of determining its impact on our accrued warranty cost and our results of operations.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance, share compensation expenses, and provision for losses in relation to prepayments to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. In 2009, 2010 and 2011, our general and administrative expenses were RMB181.0 million, RMB171.8 million and RMB396.6 million (US$63.0 million), respectively.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. In 2009, 2010 and 2011, our research and development expenses were RMB32.0 million, RMB53.5 million and RMB68.2 million (US$10.8 million), respectively. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will be similar or will increase in the future.

Share-based Compensation Charges

We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2011, options to purchase 3,615,150 ordinary shares have been granted and were outstanding under this plan.

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2011, options to purchase 5,936,435 ordinary shares have been granted and were outstanding under this plan.

In 2009, 2010 and 2011, we recorded RMB42.7 million, RMB32.0 million and RMB38.3 million (US$6.1 million), respectively, as share-based compensation charges.

Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT which took effect as of January 1, 2008. In accordance with the EIT and its Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as SolarOne Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulations of the State Council, gradually are becoming subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

In accordance with the FIE Tax Law, the EIT and other relevant tax regulations, SolarOne Qidong was taxed at a reduced rate of 12.5% in 2009, 15% in 2010 and 15% in 2011. The “high and new technology enterprise” status of SolarOne Qidong was renewed and approved in October 2011. Therefore, SolarOne Qidong will continue to enjoy a preferential income tax rate of 15% in 2011, 2012 and 2013. From 2005 until the end of 2009, SolarOne Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, SolarOne Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of SolarOne Qidong resulting from our contribution to SolarOne Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and is entitled to a reduced tax rate of 12.5% for the three years thereafter. If SolarOne Qidong no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase. Our subsidiaries, SolarOne Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.

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

Repair and maintenance costs are charged to expenses when incurred, while the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Costs incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized in 2009, 2010 and 2011 amounted to RMB4.3 million, RMB5.4 million and RMB59.0 million (US$9.4 million), respectively.

Warranty Costs

We primarily provide standard warranty coverage on our PV modules sold to customers. Prior to 2012, the standard warranty provided for a 2 to 5-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%.

Our estimate of the amount of warranty obligation is primarily based on the following considerations: (1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, (2) our historical warranty claims experience, (3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and (4) our expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of our PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, we accrue for warranty costs for the 2 to 5-year warranty against technical defects based on 1% of net revenues for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties in place through 2011 because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of our PV modules and strong quality control procedures in our production process.

Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. We are still in the process of determining its impact on our accrued warranty cost and our results of operations.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed of the acquired business. Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, “Goodwill and Other Intangible Assets.” We assign and assess goodwill for impairment at the reporting unit level.

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

We determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long-term revenue growth rates for entities in the relevant industries in the PRC. The discount rate of approximately 16% was used in the valuations, which reflect the market assessment of the risks specific to our industry and are based on the weighted-average cost of capital for that particular reporting unit.

As of December 31, 2011, we had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology, and recorded an impairment loss of RMB134.7 million (US$21.4 million) in 2011, which is included in “impairment of goodwill” in our consolidated statements of operations.

Financial Instruments — Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

Our foreign currency derivative contracts, commodity derivative contracts and interest rate swap contract are used to manage our foreign currency risks principally arising from sales contracts denominated in Euros, maintain the stability of the purchase prices for silver and aluminum, the raw materials used in the production of PV products, and manage the interest rate risk for our long-term bank borrowings. We record these derivative instruments as current assets or current liabilities, measured at fair value.

In 2009, 2010 and 2011, we entered into cross-currency exchange rate agreements to receive Renminbi and sell other currencies and commodity agreements to purchase silver and aluminum. In 2011, we entered into an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in our consolidated statements of operations. We have elected not to apply hedge accounting to these derivative instruments. As of December 31, 2011, we had outstanding cross-currency exchange rate contracts with notional amounts of Euro50.0 million and US$120.0 million, commodity contracts for 330,000 ounces of silver and 4,000 ounces of aluminum, and an interest rate swap contract with notional amount of US$50.0 million. We estimate the fair value of our foreign currency, commodity and interest rate swap derivatives using a pricing model based on market observable inputs.

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

We also apply ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which prescribes the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2010 and 2011, we recorded unrecognized tax benefits of RMB143.5 million and RMB143.5 million (US$22.8 million), respectively.

We have elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of operations. No such amounts have been incurred or accrued through December 31, 2011.

Based on existing PRC tax regulations, the tax years of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, and Solar Engineering for the years ended December 31, 2007 through 2011 remain open for examination by the tax authorities.

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

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances in cost of revenues because of the suppliers’ inability to fulfill their supply obligations. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. We recorded a charge to cost of revenues of RMB234.7 million, RMB0.1 million and RMB287.7 million (US$45.7 million) in 2009, 2010 and 2011, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

In circumstances where a supplier is in contractual default and we have termination rights that require repayment of the remaining deposit and we have asserted such rights, the advances are reclassified to other current assets in our consolidated balance sheets. Similarly, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. A provision for loss is recognized in general and administrative expenses in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated. We recorded charges to general and administrative expenses of nil, nil and RMB54.5 million (US$8.7 million) in 2009, 2010 and 2011, respectively.

Effective January 1, 2011, we changed the method of accounting for shipping and handling costs and have recorded such expenses in the line item “operating expenses — selling expenses” in our consolidated statements of operations, while in prior years, shipping and handling costs were recorded as part of “cost of revenue.” We believe the classification of shipping and handling costs as “operating expenses – selling expenses” is preferable because it (1) better reflects the nature of the expenses; and (2) increases the comparability of information with our competitors. Our comparative financial statements of prior years have been adjusted retrospectively to reflect this reclassification and enhance comparability between periods.

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

	Year Ended December 31,
	2009		2010		2011
	(In RMB Thousands)	% of Net Revenues	(In RMB Thousands)	% of Net Revenues	(In RMB Thousands)	(In US% Thousands)	% of Net Revenues
Consolidated Statement of Operations Data

Net revenues	3,780,298	100.0%	7,548,545	100.0%	6,416,485	1,019,477	100.0%

Cost of revenues	(3,309,969)	(87.6)%	(5,869,503)	(77.8)%	(6,633,542)	(1,053,964)	(103.4)%
Gross profit	470,329	12.4%	1,679,042	22.2%	(217,057)	(34,487)	(3.4)%
Operating expenses Selling expenses	(137,421)	(3.6)%	(269,202)	(3.6)%	(279,788)	(44,454)	(4.4)%
General and administrative expenses	(180,989)	(4.8)%	(171,839)	(2.3)%	(396,639)	(63,019)	(6.2)%
Research and development expenses	(32,025)	(0.8)%	(53,500)	(0.7)%	(68,217)	(10,839)	(1.1)%
Impairment of goodwill	—	—	—	—	(134,735)	(21,407)	(2.1)%

Total operating expenses	(350,435)	(9.3)%	(494,541)	(6.6)%	(879,379)	(139,719)	(13.7)%
Operating profit (loss)	119,894	3.2%	1,184,501	15.7%	(1,096,436)	(174,206)	(17.1)%
Interest expense	(157,907)	(4.2)%	(161,677)	(2.1)%	(171,059)	(27,179)	(2.7)%
Interest income	5,002	0.1%	6,141	0.1%	11,763	1,869	0.2%
Exchange losses	(23,814)	(0.6)%	(89,272)	(1.2)%	(3,965)	(630)	(0.1)%
Changes in fair value of derivative contracts	9,594	0.3%	77,531	1.0%	(70,778)	(11,245)	(1.1)%
Changes in fair value of conversion feature of convertible bonds	(73,887)	(2.0)%	31,623	0.4%	264,384	42,006	4.1%
Other income	11,965	0.3%	12,396	0.2%	5,144	817	0.1%
Other expenses	(11,835)	(0.3)%	(5,903)	(0.1)%	(14,102)	(2,240)	(0.2)%

Income (loss) before income taxes	(120,988)	(3.2)%	1,055,340	14.0%	(1,075,049)	(170,808)	(16.8)%
Income tax expense	(23,928)	(0.6)%	(297,983)	(3.9)%	144,945	23,029	2.3%
Net income (loss)	(145,538)	(3.8)%	757,357	10.0%	(930,104)	(147,779)	(14.5)%

Net income (loss) attributable to non-controlling interest	(311)	0.1%	—	—	—	—	—
Net income (loss) attributable to Hanwha SolarOne Co., Ltd. Shareholders	(145,227)	(3.8)%	757,357	10.0%	(930,104)	(147,779)	(14.5)%

2011 Compared to 2010

Net Revenues

Our total net revenues decreased by 15.0% to RMB6,416.5 million (US$1,019.5 million) in 2011 from RMB7,548.5 million in 2010. Our net revenues derived from our PV module business (excluding PV module processing) decreased by 13.7% to RMB5,748.3 million (US$913.3 million) in 2011 from RMB6,658.6 million in 2010, due primarily to the decrease in the average selling price of our PV modules from RMB11.58 per watt in 2010 to RMB8.87 (US$1.41) per watt in 2011. In 2011, we derived 89.6% of our total net revenues from the sale of PV modules, compared to 88.2% in 2010.

Cost of Revenues and Gross Profit

Our cost of revenues increased by 13.0% to RMB6,633.5 million (US$1,054.0 million) in 2011 from RMB5,869.5 million in 2010. In particular, we recorded charges to cost of revenues of RMB0.1 million and RMB287.7 million (US$45.7 million) in 2010 and 2011, respectively, to reflect the probable loss arising from doubtful recovery of advances to suppliers, and an inventory write-down of RMB134.5 million and RMB583.1 million (US$92.6 million) in 2010 and 2011, respectively. In addition, the costs associated with PV module production increased by 17.6% to RMB6,060.3 million (US$962.9 million) in 2011 from RMB5,152.1 million in 2010, due primarily to an increase in sales volume but partially offset by a decrease in silicon-based raw materials.

As a result of the foregoing, our gross profit was negative RMB217.1 million (US$34.5 million) in 2011, compared to gross profit of RMB1,679.0 million in 2010. Our gross profit margin was negative 3.4% in 2011, compared to positive 22.2% in 2010, primarily because the decrease in the average selling price of our PV modules outpaced the decrease in the silicon-based raw materials.

Operating Expenses and Operating Profit (Loss)

Our operating expenses increased by 77.8% to RMB879.4 million (US$139.7 million) in 2011 from RMB494.5 million in 2010. Our operating expenses as a percentage of our total net revenues increased to 13.7% in 2011 from 6.6% in 2010.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, share-based compensation charges, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 3.9% to RMB279.8 million (US$44.5 million) in 2011 from RMB269.2 million in 2010, due primarily to increases in salaries and benefits as a result of the expansion of our sales force, and increases in exhibition and advertising fees. Selling expenses as a percentage of our total net revenues increased to 4.4% in 2011 from 3.6% in 2010.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance, share compensation charges for our administrative personnel, and provision for losses in relation to advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. Our general and administrative expenses increased by 130.8% to RMB396.6 million (US$63.0 million) in 2011 from RMB171.8 million in 2010, due primarily to increases in one-time share-based compensation to two executives that terminated employment relationships with us in 2011 of RMB16.0 million (US$2.5 million) and provision for losses in relation to advances. General and administrative expenses as a percentage of our total net revenues increased to 6.2% in 2011 from 2.3% in 2010.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 27.5% to RMB68.2 million (US$10.8 million) in 2011 from RMB53.5 million in 2010. The increase was primarily because we expanded our research and development team and conducted additional research and development activities. Research and development expenses as a percentage of our total net revenues increased to 1.1% in 2011 from 0.7% in 2010.

As a result of the foregoing, our operating loss was RMB1,096.4 million (US$174.2 million) in 2011, compared to an operating profit of RMB1,184.5 million in 2010. Our operating profit margin decreased to negative 17.1% in 2011 from positive 15.7% in 2010.

Interest Expense, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts and Changes in Fair Value of Conversion Feature of Convertible Bonds

We generated interest income of RMB11.8 million (US$1.9 million) and incurred interest expense of RMB171.1 million (US$27.2 million) in 2011, compared to interest income of RMB6.1 million and interest expense of RMB161.7 million in 2010. The increase in interest expense was due primarily to an increase in accretion of interest expense of our convertible bonds.

We incurred exchange losses of RMB4.0 million (US$0.6 million) in 2011, compared to exchange losses of RMB89.3 million in 2010, primarily due to the fluctuation of the U.S. dollar and Euro against the Renminbi.

Our other income decreased to RMB5.1 million (US$0.8 million) in 2011 from RMB12.4 million in 2010 due primarily to a decrease in government grants received. Our other expenses increased to RMB14.1 million (US$2.2 million) in 2011 from RMB5.9 million in 2010, due primarily to an increase in bank charges.

We recorded negative RMB70.8 million (US$11.2 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative, commodity and interest rate swap contracts.

We recorded RMB264.4 million (US$42.0 million) in changes in fair value of convertible feature of our convertible bonds in 2011, due primarily to the changes in our ADS price.

Income Tax Expense

Our income tax benefit was RMB144.9 million (US$23.0 million) in 2011, compared to an income tax expense of RMB298.0 million in 2010, due primarily to our taxable loss in 2011.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of RMB930.1 million (US$147.8 million) in 2011, compared to net income of RMB757.4 million in 2010. Our net profit margin decreased to negative 14.5% in 2011 from positive 10.0% in 2010.

2010 Compared to 2009

Net Revenues

Our total net revenues increased by 99.7% to RMB7,548.5 million in 2010 from RMB3,780.3 million in 2009. Our net revenues derived from our PV module business (excluding PV module processing) increased by 97.3% to RMB6,658.6 million in 2010 from RMB3,375.6 million in 2009, due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products. The increase in sales volume was partially offset by the decrease in the average selling price of our PV modules of RMB11.58 per watt in 2010 from RMB15.27 per watt in 2009. In 2010, we derived 88.2% of our total net revenues from the sale of PV modules, compared to 89.3% in 2009.

Cost of Revenues and Gross Profit

Our cost of revenues increased by 77.3% to RMB5,869.5 million in 2010 from RMB3,310.0 million in 2009. In particular, the costs associated with PV module production increased by 75.2% to RMB5,239.6 million in 2010 from RMB2,990.7 million in 2009, due primarily to an increase in sales volume but partially offset by the decrease in silicon-based raw materials and non-silicon processing cost. Cost of revenues as a percentage of our total net revenues decreased to 77.8% in 2010 from 87.6% in 2009.

As a result of the foregoing, our gross profit increased to RMB1,679.0 million in 2010 from RMB470.3 million in 2009. Our gross profit margin increased to 22.2% in 2010 from 12.4% in 2009, primarily because we benefited from the decreases in unit costs of silicon-based and other raw materials, as well as our improvements in operational efficiency.

Operating Expenses and Operating Profit

Our operating expenses increased by 41.1% to RMB494.5 million in 2010 from RMB350.4 million in 2009. Our operating expenses as a percentage of our total net revenues decreased to 6.6% in 2010 from 9.3% in 2009.

Our selling expenses increased by 95.9% to RMB269.2 million in 2010 from RMB137.4 million in 2009, due primarily to increases in warranty costs and export credit insurance as a result of increases in sales volume of our PV products, increases in salaries and benefits as a result of the expansion of our sales force, and increases in exhibition and advertising fees. Selling expenses as a percentage of our total net revenues remained unchanged at 3.6% in 2010 compared to 2009.

Our general and administrative expenses increased by 5.1% to RMB171.8 million in 2010 from RMB181.0 million in 2009, due primarily to increases in cash compensation paid to our administrative staff, employee training costs and administrative office expenses, partially offset by a decrease in share-based compensation charges. General and administrative expenses as a percentage of our total net revenues decreased to 2.3% in 2010 from 4.8% in 2009.

Our research and development expenses increased by 67.1% to RMB53.5 million in 2010 from RMB32.0 million in 2009. The increase was primarily because we expanded our research and development team and conducted additional research and development activities in 2010. Research and development expenses as a percentage of our total net revenues decreased to 0.7% in 2010 from 0.8% in 2009.

Our operating expenses in 2010 were offset by operating-related government grants of RMB18.8 million. We received such government grants because SolarOne Qidong qualified as a “high and new technology enterprise” and met certain other criteria established by the government in 2010. We did not receive any of such government grants in 2009.

As a result of the foregoing, our operating profit was RMB1,184.5 million in 2010, compared to RMB119.9 million in 2009. Our operating profit margin increased to 15.7% in 2010 from 3.2% in 2009.

Interest Expense, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts and Changes in Fair Value of Conversion Feature of Convertible Bonds

We generated interest income of RMB6.1 million and incurred interest expense of RMB161.7 million in 2010, compared to interest income of RMB5.0 million and interest expense of RMB157.9 million in 2009. The increase in interest expense was due primarily to the combination of an increase in accretion of interest expense of our convertible bonds and decreases in both interest rates and principal amount of our bank borrowings.

We incurred exchange losses of RMB89.3 million in 2010, compared to exchange losses of RMB23.8 million in 2009, due primarily to the fluctuation of the Euro against the Renminbi.

Our other income increased to RMB12.4 million in 2010 from RMB12.0 million in 2009, due primarily to an increase in non-operating government grants. Our other expenses decreased to RMB5.9 million in 2010 from RMB11.8 million in 2009, due primarily to a decrease in bank charges.

We recorded RMB77.5 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative instruments in 2010.

We recorded RMB31.6 million in changes in fair value of convertible feature of convertible bonds in 2010, due primarily to the changes in our ADS price.

Income Tax Expense

Our income tax expense increased to RMB298.0 million in 2010 from RMB23.9 million in 2009, due primarily to the increase in our taxable income and a provision of RMB116.1 million due to the uncertainty as to whether SolarOne would meet certain requirements during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%.

Net Income

As a result of the cumulative effect of the above factors, we had net income of RMB757.4 million in 2010, compared to a net loss of RMB145.0 million in 2009. Our net profit margin increased to 10.0% in 2010 from a negative margin of 3.8% in 2009.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

B. Liquidity and Capital Resources

We are a holding company, and conduct substantially all of our business through SolarOne Qidong, our wholly owned PRC operating subsidiary. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2011, a total of RMB3,718.2 million (US$590.8 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net cash provided by operating activities	688,895	266,760	255,494	40,594
Net cash used in investing activities	(324,285)	(669,159)	(2,437,924)	(387,347)
Net cash provided by (used in) financing activities	(129,791)	1,387,456	2,528,208	401,692
Net increase in cash and cash equivalents	234,819	985,057	345,778	54,939

Cash Flows from Operating Activities

Net cash provided by operating activities primarily consists of net income (loss), as adjusted for non-cash items such as change in fair value of the conversion feature of our convertible bonds, depreciation and amortization, warranty provision, share-based compensation expenses and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other assets (including advance to suppliers, long-term prepayments and accounts receivable), amounts due to related parties, accounts payable, customer deposits, accrued expenses and other liabilities.

Our net cash provided by operating activities was RMB255.5 million in 2011, which was derived from net loss of RMB930.1 million (US$147.8 million), adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB583.1 million (US$92.6 million), depreciation and amortization of RMB218.6 million (US$34.8 million), provision for doubtful collection of advances to supplier of RMB287.7 million (US$45.7 million), provision for doubtful collection of other receivables of RMB54.0 million (US$8.7 million) and impairment of goodwill of RMB134.7 million (US$21.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net increase of RMB184.3 million (US$29.3 million), were primarily comprised of:

•	a decrease of RMB743.5 million (US$118.1 million) in accounts receivable, due primarily to a decrease in sales;

•	an increase of RMB476.4 million (US$75.7 million) in inventories primarily as a result of increased finished goods due primarily to a decrease in sales;

•

an increase in notes payable of RMB260.0 million (US$41.3 million) and an increase in accounts payable of RMB121.9 million (US$19.4 million) due primarily to costs incurred as a result of our capacity expansion in 2011; and

•

an increase of RMB206.4 million (US$32.8 million) in other current assets, primarily because we were able to receive additional cash refund of VAT tax due to an increase in acquisition of fixed assets in 2011.

Our net cash provided by operating activities was RMB266.8 million in 2010, which was derived from net income of RMB757.4 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB134.5 million and depreciation and amortization of RMB187.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB1,030.4 million, were primarily comprised of:

•	an increase of RMB695.0 million in accounts receivable, primarily because we granted certain of our customers longer credit terms to enhance the competitiveness of our PV products;

•

an increase of RMB178.7 million in advance to suppliers and long-term prepayments primarily as a result of increased prepayments to our suppliers for purchases of both silicon-based and other materials; and

•	an increase of RMB75.1 million in other current assets, primarily because the increase of tax recoverable in relation to the export tax rebates.

Our net cash provided by operating activities was RMB688.9 million in 2009, which was derived from a net loss of RMB144.9 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB282.6 million, depreciation and amortization of RMB153.2 million and provision for doubtful collection of supplier advances of RMB234.7 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB51.4 million, were primarily comprised of:

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

Our net cash used in investing activities was RMB2,437.9 million (US$387.3 million) in 2011, primarily consisting of RMB2,400.5 million (US$381.4 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB669.2 million in 2010, primarily consisting of RMB634.5 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB324.3 million in 2009, primarily consisting of RMB260.1 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Cash Flows from Financing Activities

Our net cash generated from financing activities primarily consists of capital contributions by shareholders and proceeds from short-term bank borrowings, as offset by payments of short-term and long-term bank borrowings.

Our net cash provided by financing activities was RMB2,528.2 million (US$401.7 million) in 2011. This was mainly attributable to proceeds from short-term borrowings of RMB3,322.5 million (US$527.9 million) and proceeds from long-term borrowings of RMB1,595.0 (US$253.4 million), partially offset by payment of short-term borrowings of RMB1,877.1 million (US$298.2 million).

Our net cash provided by financing activities was RMB1,387.5 million in 2010. This was mainly attributable to our proceeds from short-term bank borrowings of RMB1,098.9 million, net proceeds from issuance of ordinary shares to Hanwha Solar of RMB1,059.8 million and net proceeds from our ADS offering in November 2010 of RMB521.3 million, partially offset by payment of short-term bank borrowings of RMB1,184.8 million.

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

As of December 31, 2011, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB1,764.3 million (US$280.3 million). Our short-term bank borrowings bore average interest rates of 4.99%, 4.28% and 4.93% per annum, respectively, in 2009, 2010 and 2011. These short-term bank borrowings have terms of six months to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership. As of December 31, 2011, the aggregate outstanding balance of the current portion of our long-term bank borrowings was RMB242.6 million (US$38.5 million), which is due for repayment from September 30, 2012 to December 30, 2012, and the aggregate outstanding balance of the non-current portion of our long-term bank borrowings was RMB1,352.4 million (US$214.9 million), which will be due from March 15, 2013 to September 30, 2016. Our long-term bank borrowings outstanding as of December 31, 2011 bore an average interest rate of 4.50% per annum. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources.

As of December 31, 2011, we had US$172.5 million principal amount of 2018 convertible bonds outstanding. The holders of the 2018 convertible bonds have the right to require us to repurchase all or a portion of the bonds on January 15, 2015 at a repurchase price equal to 100% of the principal amount of the bonds to be repurchased, plus accrued and unpaid interest, if any.

As of December 31, 2011, we had cash and cash equivalents in the amount of RMB1,976.6 million (US$314.0 million). Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. Our advance to suppliers and long-term prepayments in total increased from RMB979.8 million as of December 31, 2009 to RMB1,158.3 million as of December 31, 2010, but decreased to RMB680.2 million (US$108.1 million) as of December 31, 2011. Our fixed assets increased from RMB1,586.3 million as of December 31, 2009 to RMB2,084.0 million as of December 31, 2010, and to RMB4,716.0 million (US$749.3 million) as of December 31, 2011. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.

As of December 31, 2011, we had commitments of approximately RMB338.7 million (US$53.8 million) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within 2012.

Our capital expenditures were RMB324.3 million, RMB669.2 million and RMB2,437.9 million (US$387.3 million) in 2009, 2010 and 2011, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. Based on the current market conditions, we expect to incur capital expenditures of approximately US$150 million in 2012, which we plan to use to pay for accrued expenses related to our capacity expansion in 2011 and investments in process improvements and equipment for research and development activities. However, we will actively review our capacity expansion plan on a regular basis as the business environment evolves. In April 2012, we obtained a three-year US$180 million syndicated term loan facility which we subsequently drew down on April 26, 2012. The loans were denominated in U.S. dollars and guaranteed by Hanwha Chemical Corporation. We plan to fund the balance of our capital expenditure requirements for 2012 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-04, Fair Value Measurement, ASC 820, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt ASU 2011-04 beginning January 1, 2012 and do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income, or OCI, and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We will adopt ASU 2011-05 and 2011-12 beginning January 1, 2012 and do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

In September 2011, the FASB issued ASU 2011-08, Intangibles — Goodwill and Other, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We will adopt ASU 2011-08 beginning January 1, 2012 and do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

In December 2011, FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires disclosures that affect all entities with financial instruments and derivatives that are either offset on the balance sheet in accordance with ASC 210-20-45 or ASC 815-10-45, or subject to a master netting arrangement, irrespective of whether they are offset on the balance sheet. ASU 2011-11 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual reports. Entities should provide the disclosures required by ASU 2011-11 retrospectively for all comparative periods presented. The provision of ASU 2011-11 is not expected to have a material effect on our consolidated financial statements and disclosures.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. We have successfully applied shallow emitters and metal contacting pastes optimized for shallow emitters to our production lines, and we have implemented metallization patterns that reduce silver usage. We have successfully tested selective emitter technology in our pilot line and are evaluating the cost effectiveness of commercializing selective emitter technology. We have demonstrated good-quality cells using low-cost poly silicon mixtures. We have designed, built and tested new module product designs that increase module sunlight-to-electricity conversion efficiency, decrease systems installation costs, increase module tolerance of non-uniform illumination, and facilitate new applications, such as low-cost frameless laminate installation and building-integrated installation. In 2009, 2010 and 2011, our research and development expenses were RMB32.0 million, RMB53.5 million and RMB68.2 million (US$10.8 million), respectively.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB thousands)

Purchase obligations relating to raw materials	375,553	127,867	247,686	—	—
Operating lease obligations	10,865	9,759	1,106	—	—
Long-term debt obligations	2,985,246	294,165	767,336	836,996	1,086,748
Commitments relating to the acquisition of fixed assets	338,677	338,677	—	—	—
Unrecognized tax benefit	143,473	143,473	—	—	—
Total	3,853,814	913,941	1,016,128	836,996	1,086,748

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Ki-Joon Hong	62	Chairman and Chief Executive Officer
Dong Kwan Kim	29	Director and Chief Strategy Officer
Hee Cheul Kim	48	Director and President
Thomas J. Toy	57	Independent Director
Ernst A. Bütler	68	Independent Director
Yinzhang Gu	74	Independent Director
David N. K. Wang	66	Independent Director
Jung Pyo Seo	46	Chief Financial Officer
Chris Eberspacher	56	Chief Technology Officer
Justin Koo Yung Lee	48	Chief Commercial Officer
Tai Seng Png	50	Chief Operating Officer

Directors

Mr. Ki-Joon Hong has served as our chairman of the board since December 20, 2010 and chief executive officer since July 2011. He is the CEO of Hanwha Chemical Corporation. Prior to his current position, Ki-Joon was the CEO of Hanwha Chemical’s pharmaceutical and refinery businesses. Under his leadership, Hanwha Chemical entered into solar energy and secondary battery businesses and also actively expanded its overseas operations, forming a joint venture in Saudi Arabia and building a PVC factory in Ningbo, Zhejiang. He received a B.S. in Chemical Engineering from Seoul National University.

Mr. Dong Kwan Kim has served as our director since December 20, 2010 and chief strategy officer since December 2011. He also serves as a member of our corporate governance and nominating committee. He is the Managing Director, Corporate Strategy of Hanwha Corporation. His responsibilities include formulation and execution of the Hanwha Group’s solar strategy across the entire value chain from polysilicon to downstream operations. Mr. Kim gained extensive leadership and strategic development experience as an officer in the Republic of Korea Air Force. He received a B.A. in Government from Harvard University.

Mr. Hee Cheul Kim has served as our director since October 2011 and president since December 2011. Mr. Kim is the senior vice president and head of Strategy, M&A, New business in Management & Planning H.Q, of Hanwha Group. Prior to his current position, Mr. Kim served as the managing director of Hanwha Business Development Center from July 2010 to February 2011, the chief executive officer of Azdel Inc. in Virginia from November 2007 to June 2010, the chief executive officer of Hanwha L&C Alabama in the United States from November 2007 to December 2008 and the vice president and head of Automotive & Industrial Business Division of Hanwha L&C from January 2006 to October 2007. Prior to that, Mr. Kim held various positions at Hanwha Chemical Corporation and Hanwha Group. Mr. Kim received his bachelor’s and master’s degrees in Chemical Engineering from Seoul National University in South Korea.

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our audit committee and corporate governance and nominating committee and as a member of our compensation committee. His other current positions include director of several privately held companies. Mr. Toy is co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and is a venture partner/advisor for ICCP Ventures, a venture capital firm. Formerly, he was a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon and a partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee. Mr. Bütler has been an independent board member/consultant since 2005. His other current positions include board member of Bank Frey & Co. AG, Zürich, Frey Group Holding, Zurich, ImmNeuweg AG, Zurich, and TIF Transport Infrastructure Fund Limited, Hamilton, Bermuda, and chairman of the board of Alegra Capital Ltd., Zürich, AA-Partners, Zürich and Lhotse Capital Advisors Limited, Hamilton, Bermuda, member of the board of XBiotech Switzerland AG, Zug and member of the advisory board of XBiotech Inc., Austin, Texas. From 1999 to 2005, he was a partner of Partners Group in Zug, the largest independent asset manager of alternative investments in Europe. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignments being managing director and co-head of Corporate and Investment Banking Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich and attended post-graduate programs at University of Massachusetts in the United States, INSEAD European Institute of Business Administration in Paris, and MIT Massachusetts Institute of Technology, Boston.

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

Dr. David N.K. Wang has served as our independent director since April 2009. He also serves as a member of our audit committee and corporate governance and nominating committee. Dr. Wang is currently the chairman of the board of Ether Optronics Inc., president and chief executive officer of Semiconductor Manufacturing International Corporation (SMIC) and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Huahong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.

Executive Officers

Mr. Jung Pyo Seo has served as our chief financial officer since July 2011. Prior to his current position, Mr. Seo served as chief financial officer and chief operating officer of Azdel Inc., in Virginia from 2008 to 2011. While with Azdel Inc., Mr. Seo rebuilt the company’s cash and debt management systems and processes, implemented a new ERP system, managed commercial banking relationships, raised capital and helped the company expand market share in a competitive market with rising raw material prices. He also played an important role in the acquisition and post-acquisition integration of Azdel Inc. by Hanwha Corporation. Prior to that, Mr. Seo held a variety of accounting, finance and sales-related positions at Hanwha Resorts Corporation and Hanwha Chemical Corporation for 12 years. Mr. Seo received an MBA with a concentration in Finance from the University of Washington, and a B.A. with a concentration in Finance and Accounting from Seoul National University.

Mr. Chris Eberspacher has served as our chief technology officer since July 2011. Mr. Eberspacher is currently president of Hanwha Solar America. From 2007 to 2010. Mr. Eberspacher served as chief technology officer of solar business at Applied Materials in California, where he was tasked with exploring next-generation crystalline silicon wafer and thin-film photovoltaic technologies and with managing the development and implementation of the current-generation thin-film PV technology. From 2004 to 2007, Mr. Eberspacher was vice president of engineering and chief scientist at Nanosolar in California, where he was in charge of developing a vertically-integrated capability for making efficient thin-film PV cells using innovative low-cost processes. From 1993 to 2004, he was co-founder and managing director of Unisun in California, where he provided consulting services in technology, marketing and strategic planning for the photovoltaic and allied fields of photonics and electronics. From 1983 to 1993, Mr. Eberspacher held a variety of positions in research and development at Siemens Solar/ARCO Solar (now SolarWorld Industries) in California. Mr. Eberspacher received a Ph.D. in Applied Physics from Stanford University and a B.S. in Physics from the University of Texas at Austin.

Mr. Justin Koo Yung Lee has served as our chief commercial officer since July 2011. Prior to his current position, Mr. Lee served as vice president of Hanwha International based in New Jersey from 2009 to 2011 to expand its chemical business in new markets, including North America, and help develop its strategic plan for entering the solar business in North America. Prior to that, Mr. Lee spent 15 years managing a variety of businesses and products at Hanwha Chemical in Malaysia and South Korea. Mr. Lee received a B.A. in Political Science and Diplomacy from Yonsei University in South Korea.

Mr. Tai Seng Png has served as chief operating officer since August 2011. Mr. Png has over five years of experience in the solar PV industry, and over 26 years of experience in manufacturing companies. Prior to his current position, Mr. Png served as vice president of operations at Talesun Solar from 2010 to 2011. Prior to that, Mr. Png served as vice president of operations for several solar companies in China, including Jinko Solar Co., Ltd., Canadian Solar Inc. and Trina Solar Ltd. from 2006 to 2010. Mr. Png received a B.S. in Mechanical Engineering from Singapore Polytechnic University.

B. Compensation

Compensation

In 2009, 2010 and 2011, we paid aggregate cash compensation of RMB26.6 million, RMB7.6 million and RMB3.0 million (US$0.5 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”

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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of April 13, 2012.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
		(US$/share)
Ki-Joon Hong	—	—	—	—
Dong Kwan Kim	—	—	—	—
Hee Cheul Kim	—	—	—	—
Thomas J. Toy	120,000	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.8	November 30, 2006	November 30, 2016
Yinzhang Gu	180,000	1.94	August 16, 2007	August 16, 2017
David N.K. Wang	—	—	—	—
Jung Pyo Seo	—	—	—	—
Chris Eberspacher	—	—	—	—
Justin Koo Yung Lee	—	—	—	—
Tai Seng Png	—	—	—	—
Directors and executive officers	300,000
Other individuals as a group	402,900	1.8	November 30, 2006	November 30, 2016
	100,000	5.31	December 13, 2007	December 13, 2017
	146,250	2.15	March 6, 2008	March 6, 2018
Total	1,429,150

—	No outstanding share option was held by such person.

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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of April 13, 2012.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		(US$/share)

Ki-Joon Hong	—	—	—	—
Dong Kwan Kim	—	—	—	—
Hee Cheul Kim	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—	—
Yinzhang Gu	—	—	—	—
David N.K. Wang	300,000	0.88	April 2, 2009	April 2, 2019
Jung Pyo Seo	—	—	—	—
Chris Eberspacher	—	—	—	—
Justin Koo Yung Lee	—	—	—	—
Tai Seng Png	—	—	—	—
Directors and executive officers	1,614,500
Other individuals as a group	20,000	4.38	May 28, 2008	May 28, 2018
	20,000	2.42	September 26, 2008	September 26, 2018
	233,300	1.344	October 16, 2008	October 16, 2018
	80,000	0.936	October 28, 2008	October 28, 2018
	8,000	0.96	December 29, 2008	December 29, 2018
	5,000	1.34	March 17, 2009	March 17, 2019
	57,500	1.452	May 27, 2009	May 27, 2019
	271,750	1.188	September 11, 2009	September 11, 2019
	772,300	1.372	December 3, 2009	December 3, 2019
	150,000	1.08	December 28, 2009	December 28, 2019
	100,000	1.48	January 27, 2010	January 27, 2020
	62,500	1.496	June 28, 2010	June 28, 2020
	150,000	2.042	October 29, 2010	October 29, 2020

Total	3,844,850

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of April 13, 2012.

Name	Ordinary Shares Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date
Ki-Joon Hong	—	—	—
Dong Kwan Kim	—	—	—
Hee Cheul Kim	—	—	—
Thomas J. Toy	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
Verena Maria Bütler (wife of Ernst A. Bütler)	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
Yinzhang Gu	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
David N.K. Wang	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
Jung Pyo Seo	—	—	—
Chris Eberspacher	—	—	—
Justin Koo Yung Lee	—	—	—
Tai Seng Png	375,000	August 26, 2011	August 26, 2021
Directors and executive officers	717,500
Other individuals as a group	357,500	February 28, 2011	February 28, 2021
	225,000	March 29, 2011	March 29, 2021
	112,500	April 28, 2011	April 28, 2021
	225,000	May 31, 2011	May 31, 2021
	112,500	June 29, 2011	June 29, 2021
	112,500	July 28, 2011	July 28, 2021
	225,000	August 26, 2011	August 26, 2021
	225,000	October 28, 2011	October 28, 2021
	337,500	November 29, 2011	November 29, 2021

Total	3,475,000

—	No restricted stock units have been granted to such person.

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

D. Employees

As of December 31, 2011, we had 9,624 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
Manufacturing and engineering	4,465	8,706	7,691
General and administration	163	240	351
Quality control	339	794	921
Research and development	125	150	165
Purchasing and logistics	192	295	377
Marketing and sales	26	56	119

Total	5,310	10,241	9,624

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 was RMB29.4 million, RMB52.4 million and RMB84.5 million (US$13.4 million), respectively.

We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2011, there were outstanding options to purchase 3,615,150 ordinary shares under our 2006 share option plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2011, there were outstanding options to purchase 5,936,435 ordinary shares under our 2007 share option plan.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 9, 2010, SolarOne

Qidong signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of SolarOne Qidong who are PRC citizens and is effective from February 1, 2010 to January 31, 2011. The collective bargaining agreement was renewed with an effective period through February 20, 2013.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 13, 2012, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Ki-Joon Hong	—	—
Dong Kwan Kim	—	—
Hee Cheul Kim	—	—
Thomas J. Toy	332,490	0.08%
Verena Maria Bütler (wife of Ernst A. Bütler)	392,490	0.09%
Yinzhang Gu	292,500	0.07%
David N.K. Wang	262,500	0.06%
Jung Pyo Seo	—	—
Chris Eberspacher	—	—
Justin Koo Yung Lee	—	—
Tai Seng Png	—	—
All Directors and Executive Officers as a Group(3)	1,279,980	0.30%
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	229,311,796	49.58%
WHF Investment Co., Ltd(5)	6,271,875	1.50%

*	The person beneficially owns less than 1% of our outstanding shares.

–	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of April 13, 2012. Percentage of beneficial ownership of each listed person is based on 418,645,432 ordinary shares outstanding as of April 13, 2012, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This number excludes: (i) the remaining 4,014,075 ADSs which were issued to facilitate our convertible bond offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 750,000ADSs which have been reserved by our company as of April 13, 2012 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares will be 462,528,155 if those numbers mentioned above are to be included.

(3)

Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F.

(4)

Held 222,906,741 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 6,405,055 ADSs as of April 13, 2012. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical.

(5)

WHF Investment Co., Ltd., a British Virgin Islands company, is owned by the estate of Mr. Hanfei Wang. Mr. Hanfei Wang, our former director and chief operating officer, was the sole director of WHF Investment Co., Ltd. The address of WHF Investment Co., Ltd. is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical, under which Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to approximately US$78.2 million. At the same time, Hanwha Solar completed the acquisition from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar Holdings Co., Ltd. at par value of US$0.0001 per ordinary share. As a result of these transactions, Hanwha Solar owns an approximately 49.58% equity interest in our company.

As of April 13, 2012, approximately 55.3% of our outstanding ordinary shares, represented by approximately 46,301,762 ADSs, were held by 41 record holders in the United States.

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

Private Placement

In September 2010, we issued in a private placement an aggregate of 36,455,089 ordinary shares to Hanwha Solar at a purchase price of US$2.144 per share for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar Holdings Co., Ltd. at par value of US$0.0001 per ordinary share.

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

•

On January 1 and April 3, 2009, SolarOne Qidong entered into two facility lease agreements with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our former chairman. Under these agreements, SolarOne Qidong incurred rental expenses of RMB2.3 million in 2009.

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

•

On February 5, 20 and 23, and April 27 and 30, 2010, SolarOne Qidong entered into five polysilicon purchase agreements with Yongwang, a company controlled by Hanwha Chemical, the holding company of Hanwha Solar, under which SolarOne Qidong purchased polysilicon from Yongwang for RMB88.7 million.

•	On January 1, 2010, SolarOne Qidong entered into a framework purchase agreement with Linyang Electronics, under which SolarOne Qidong agreed to purchase raw materials from Linyang Electronics in 2010.

•

On January 3, 18 and 28, February 9 and March 17, 2010, SolarOne Qidong entered into five equipment purchase agreements with Linyang Electronics, under which SolarOne Qidong purchased certain equipment from Linyang Electronics for an aggregate amount of RMB4.0 million.

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

•

On April 30, 2010, SolarOne Qidong entered into an equipment purchase agreement with SMIC Energy Technology (Shanghai), or SMIC ET, a wholly owned subsidiary of SMIC, a company where David N.K. Wang, our independent director, serves as president and chief executive officer. Under this agreement, SolarOne Qidong agreed to purchase a 25 MW cell line from SMIC ET for US$4.25 million. SolarOne Qidong also signed a human resource service agreement with a one-month term with SMIC ET in connection with the equipment purchase agreement, under which SMIC ET agreed to second employees to SolarOne Qidong to manage and operate the equipment sold by SMIC ET and SolarOne Qidong agreed to pay for those employees’ compensation. Pursuant to the equipment purchase agreement, SolarOne Qidong also entered into a lease agreement with SMIC (Shanghai) Corporation, or SMIC Shanghai, to lease the premises and facilities where the equipment is located for a 12-month term from May 1, 2010 to April 30, 2011. Such lease agreement was amended on April 21, 2011 to extend the term of the lease to May 21, 2011. In addition, SolarOne Qidong assumed three PV cell supply contracts originally entered into between SMIC ET Shanghai and its customers.

•

From September 13, 2010 to July 12, 2011, SolarOne Qidong entered into several purchase orders with Hanwha Chemical, the holding company of Hanwha Solar, to purchase multicrystalline PV cells from Hanwha Chemical for a total amount of US$12.7 million.

•

On September 15, 2010, SolarOne Qidong entered into a purchase agreement with Yongwang under which SolarOne Qidong agreed to purchase certain amounts of raw materials from Yongwang at a price adjusted monthly based on the market price from October 2010 to October 2012. On August 1, 2011, the two parties entered into a supplemental agreement, under which SolarOne Qidong agreed to purchase polysilicon from Yongwang for RMB6.3 million (US$1.0 million).

•

On October 26, 2010, SolarOne Qidong entered into a purchase agreement with Hanwha L&C Trading (Shanghai) Co., Ltd., or Hanwha L&C, a company affiliated with Hanwha Solar, under which SolarOne Qidong purchased certain raw materials from Hanwha L&C for RMB1.1 million (US$0.2 million).

•

On January 3, 2011, we entered into a consulting service agreement with Hanwha S&C Co., Ltd., or Hanwha S&C, a company affiliated with Hanwha Solar, under which Hanwha S&C Co., Ltd. provided various consulting services related to information strategic planning from January 3, 2011 to March 31, 2011 for RMB1.5 million (US$0.2 million).

•	From January 18, 2011 to November 22, 2011, SolarOne Qidong entered into several purchase agreements with Hanwha L&C to purchase EVA sheets from Hanwha L&C for a total amount of US$11.6 million.

•

On May 17, 2011, SolarOne Qidong entered into a purchase agreement with Hanwha TechM Co., Ltd., or Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase an auto module system layout from Hanwha TechM for US$4.8 million.

•

On May 19, 2011, June 21, 2011 and February 14, 2012, Hanwha Corporation, the holding company of Hanwha Solar, entered into three purchase orders with Hanwha SolarOne to purchase PV products from Hanwha SolarOne for a total amount of US$0.1 million and Euro3.0 million.

•

From May 26, 2011 to April 13, 2012, Hanwha Corporation entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$32.1 million and Euro1.9 million.

•	On June 10, 2011, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, under which SolarOne Qidong agreed to purchase a multi-wire saw from Hanwha TechM for US$0.8 million.

•

From July 12, 2011 to December 22, 2012, Hanwha Corporation entered into several purchase orders with SolarOne Qidong to purchase PV products from SolarOne Qidong for a total amount of US$81.8 million and Euro1.6 million.

•

On July 15, 2011, SolarOne Qidong entered into an SAP software end-user license agreement with Hanwha S&C, under which SolarOne Qidong agreed to purchase SAP software licenses from Hanwha S&C for US$0.7 million.

•

On July 20 and September 29, 2011, SolarOne Qidong entered into two catering service management agreements with Foodist Food Culture (Shanghai) Co., Ltd., a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to engage Foodist Food Culture (Shanghai) Co., Ltd. to provide catering services for two cafeterias of SolarOne Qidong from August 1, 2011 to July 31, 2012 and from September 30, 2011 to September 30, 2013, respectively.

•

On September 1, 2011, we entered into an agreement with Hanwha S&C, under which Hanwha SolarOne agreed to engage Hanwha S&C to build an e-approval system and a linkage system between the SAP Enterprise Resource Planning, or ERP, and gateway for US$0.1 million.

•

On October 1, 2011, SolarOne Qidong entered into a consulting service agreement with Hanwha S&C, under which SolarOne Qidong agreed to engage Hanwha S&C to provide various consulting services related to ERP and information technology from October 1, 2011 to February 28, 2012 for US$0.1 million.

•

On March 7, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha L&C, under which SolarOne Qidong agreed to purchase EUA sheets from Hanwha L&C from January 1, 2012 to December 31, 2012 at a unit price of US$2.2.

•	On March 22, 2012, Hanwha Europe entered into a purchase order with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for Euro2.6 million.

•

On April 4 and April 5, 2012, Hanwha International LLC, a company affiliated with Hanwha SolarOne, entered into five purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$0.9 million.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Export Sales

Our export sales in 2009, 2010 and 2011 were RMB3,600.8 million, RMB6,935.9 million and RMB5,817.2 million (US$924.3 million), respectively, and accounted for 95.3%, 92.1% and 90.7% of our net revenues, respectively.

Legal and Administrative Proceedings

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Due to doubtful recovery of advances to suppliers, we recorded a provision of RMB287.7 million (US$45.7 million) for doubtful collection of supplier advances in 2011.

On June 8, 2009, LDK, one of our suppliers of silicon, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. On July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that we made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement and legal fees of RMB4 million. On March 23, 2012, a hearing was held by the Shanghai Arbitration Commission, and all the requests filed by LDK were dismissed. LDK was also required to refund the deposit amounting to RMB104 million to us within 30 days from the date of the hearing. We have not received the refund from LDK as of April 30, 2012 and we will continue to exercise our right in claiming the refund. The requests filed by us for a compensation of RMB35 million and legal fees of RMB4 million were dismissed. There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings in the near future or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability.”

Since November 16, 2011, we have been involved in the antidumping, or AD, and countervailing duty, or CVD, investigations of crystalline silicon PV cells imported from China conducted by the U.S. Department of Commerce, or DOC. On December 16, 2011, the U.S. International Trade Commission, or USITC, published its preliminary determination that there was a reasonable indication that a U.S. industry was materially injured as a result of imports of such cells from China. On March 20, 2012, the DOC announced its affirmative preliminary determination of the CVD investigation. As a result, like other non-mandatory respondents, we are subject to a preliminary subsidy rate of 3.61% under the DOC’s preliminary CVD determination, requiring that importers to post 3.61% of the value of such cells as deposit to cover the estimated CVD. Because the DOC has yet to make its preliminary AD determination and final CVD and AD determinations, which are expected to be made on or about May 16, 2012 and early November 2012, respectively, it is difficult to predict the AD and CVD rates that may be applied to our exports to the U.S. from and after the publication of those final determinations. Consequently, we are unable to assess the impact of these determinations on our exports to the U.S. market. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

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

B. Significant Changes

There have been no significant changes since December 31, 2011, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HSOL.”

In 2011, the trading price of our ADSs on the Nasdaq Global Market ranged from US$9.78 to US$0.91 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each year of 2008, 2009, 2010 and 2011, (2) each quarter in 2010 and 2011 and the first quarter in 2012, and (3) each of the past six months.

	Sales Price
	High	Low
Annually High and Low
2008	40.19	2.67
2009	8.95	2.27
2010	13.48	5.61
2011	9.78	0.95
Quarterly High and Low
First Quarter 2010	10.78	6.08
Second Quarter 2010	9.39	5.61
Third Quarter 2010	13.48	6.57
Fourth Quarter 2010	13.42	8.08
First Quarter 2011	9.78	6.90
Second Quarter 2011	7.69	4.83
Third Quarter 2011	6.41	2.28
Fourth Quarter 2011	2.50	0.91
First Quarter 2012	2.51	0.92
Monthly Highs and Lows
October 2011	2.50	1.82
November 2011	2.19	1.12
December 2011	1.53	0.91
January 2012	2.12	1.00
February 2012	2.51	1.55
March 2012	1.65	1.21
April 2012 (through April 26, 2012)	1.31	1.09

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006. Our shareholders adopted some further amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 21, 2011. Such amendments include our name change, the increase of our authorized share capital from US$50,000 to US$100,000 and the deletion of the requirement of prior majority shareholder approval for issuance of shares in an amount equal to or more than 20% of all the shares issued and outstanding.

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

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a “resident enterprise”, it is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax.

If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing implementation rules of the EIT, dividends paid by us to our ultimate shareholders, which are “non-resident enterprises” and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.

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

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year that ended December 31, 2011, and we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2012 will not be determinable until the close of the current taxable year ending December 31, 2012, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

In 2011, we entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for our sales contracts denominated in a currency other than Renminbi. As of December 31, 2011, a notional amount of Euro50.0 million and US$120.0 million was outstanding under these foreign currency derivative contracts. We may enter into additional forward contracts or enter into economic hedges in the future.

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

As of December 31, 2009, 2010 and 2011, we held equivalents of RMB587.5 million, RMB1,282.8 million and RMB537.5 million (US$85.4 million) in accounts receivable, respectively, of which RMB99.4 million, RMB606.6 million and RMB223.0 million (US$35.4 million) were denominated in U.S. dollars and RMB370.7 million, RMB599.4 million and RMB194.3 million (US$30.9 million) were denominated in Euros in 2009, 2010 and 2011, respectively.

Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2009, 2010 and

2011, our accounts receivable denominated in U.S. dollars as of December 31, 2009, 2010 and 2011 would have been Renminbi equivalents of RMB89.5 million, RMB545.9 million and RMB200.7 million, respectively. These amounts represent net losses of RMB9.9 million, RMB60.7 million and RMB22.3 million, respectively, to our accounts receivable denominated in U.S. dollars as of December 31, 2009, 2010 and 2011.

Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2009, 2010 and 2011, our accounts receivable denominated in Euro would have been Renminbi equivalents of RMB333.6 million, RMB539.5 million and RMB174.8 million, respectively. These amounts represent net losses of RMB37.1 million, RMB59.9 million and RMB19.5 million, respectively, to our accounts receivable denominated in Euro as of December 31, 2009, 2010 and 2011.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expense incurred in connection with our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2011, our total interest-bearing borrowings were RMB3,359.2 million (US$533.7 million), of which RMB2,606.8 million (US$414.2 million) and nil were denominated in U.S. dollars and Euro, respectively. In 2011, we entered into an interest rate swap agreement to manage risk with respect to our long-term borrowings with a floating rate. We estimate the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

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

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2011, we received US$0.4 million of reimbursement from the depositary.

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

On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the bonds into our ADSs. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-147627) was January 23, 2008. Morgan Stanley & Co. Incorporated was the sole bookrunning manager of this offering. We have from time to time been buying back our convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors.

The net proceeds from the January 2008 convertible bond offering have been used as follows:

•	approximately US$95.6 million for wafer and polysilicon pre-payments;

•	approximately US$37.4 million for capital expenditure;

•	US$19.2 million to repay loans from Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our former chairman, to SolarOne Hong Kong, our 100% indirect subsidiary; and

•	the remainder for working capital and repayment of our existing bank borrowings.

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

As of December 31, 2011, our cash resources amounted to RMB1,976.6 million (US$314.0 million), comprising cash on hand and demand deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of internal control over financial reporting as of December 31, 2011, as stated in its report, which is included immediately below. Ernst & Young Hua Ming has also audited our consolidated financial statements for the year ended December 31, 2011, as stated in its report which is included on page F-2 in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Hanwha SolarOne Co., Ltd.

We have audited Hanwha SolarOne Co., Ltd.’s (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Hanwha SolarOne Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanwha SolarOne Co., Ltd. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

April 30, 2012

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

Audit fees	5,500,000	5,250,000	6,000,000	953,304
Tax fees(1)	688,000	260,000	102,650	16,309
All other fees(2)	2,290,000	1,500,000	—	—

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors. In 2010 and 2011, RMB5,250,000 and RMB6,000,000 (US$953,304), respectively, are for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. The audit fees also included RMB1,500,000 and nil in 2010 and 2011, respectively, for the services rendered in connection with our equity offerings.

(2)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice in 2010 and 2011.

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

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5605(e)(1)(B) requires that the Director nominees must either be selected, or recommended for the Board’s selection, either by: (A) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors. Nasdaq Marketplace Rule 5635(b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company. Marketplace Rule 5635(d) requires shareholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer to follow its home country practice in lieu of the requirement under Nasdaq Marketplace Rules 5605(e)(1)(B), 5635(b) and 5635(d).

Except as stated above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2010 and 2011

•	Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2009, 2010 and 2011

•	Notes to the Consolidated Financial Statements

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011

2.1	Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.2	Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.3	Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit Number	Description of Document

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Equity Transfer Agreement, dated November 16, 2009, between Rongqiang Cui and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.31 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.5	Equity Transfer Agreement, dated November 16, 2009, between Guoyu Wang and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.6	Equipment Sales Agreement, dated April 30, 2010, between SMIC Energy Technology (Shanghai) and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.33 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.7	Lease Agreement, dated April 3, 2009, between Jiangsu Linyang Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.34 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.8	Lease Agreement, dated April 2010, between Qidong Huahong Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.35 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.9#	Toll Manufacturing Agreement for the Production of Solar Modules between Solarfun Power Hong Kong Limited and Q-cells International GmbH dated December 30, 2008 (incorporated by reference to Exhibit 4.36 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.10	Shareholders Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on November 9, 2010)

4.11	Share Purchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation, dated August 3, 2010 (incorporated by reference to Exhibit 99.1 from Form 6-K submitted with the Commission on November 9, 2010)

4.12	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 9, 2010)

4.13	Purchase Agreement between Ya An Yongwang Silicon Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. dated September 15, 2010

Exhibit Number	Description of Document

8.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

11.1	Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd.(incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2011 and 2010; (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I — Condensed Financial Information Of Registrant.

Notes:

*	Filed with this Annual Report on Form 20-F.

#	Confidential treatment has been requested. Confidential information has been redacted and separately filed with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA SOLARONE CO., LTD.

/s/ Ki-Joon Hong
Name:	Ki-Joon Hong
Title:	Chairman and Chief Executive Officer

Date: April 30, 2012

HANWHA SOLARONE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Hanwha SolarOne Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanwha SolarOne Co., Ltd. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, beginning in 2011, the Company changed its accounting policies regarding the classification of shipping costs and provisions for advance to suppliers, and has applied these changes retrospectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Shanghai, The People’s Republic of China

April 30, 2012

HANWHA SOLARONE CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2010	2011	2011
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		1,630,777	1,976,555	314,043
Restricted cash		100,490	281,626	44,746
Accounts receivable — net	3	1,282,807	537,540	85,407
Notes receivable	3	10,000	60,208	9,566
Inventories — net	4	790,773	684,049	108,684
Advance to suppliers — net	5	764,063	475,645	75,572
Other current assets — net	6	255,432	528,572	83,982
Deferred tax assets — net	23	91,611	264,590	42,039
Derivative contracts	16	7,489	29,091	4,622
Amount due from related parties	24	27,819	241,453	38,363

Total current assets		4,961,261	5,079,329	807,024

Non-current assets:
Long-term prepayments	5	394,282	204,570	32,503
Amount due from related parties, non-current portion	24	15,000	—	—
Fixed assets — net	7	2,084,027	4,715,962	749,291
Intangible assets — net	8	205,763	334,987	53,224
Deferred tax assets — net	23	16,759	16,493	2,620
Long-term deferred expenses	10	27,273	49,702	7,897
Goodwill	9	134,735	—	—

Total non-current assets		2,877,839	5,321,714	845,535

Total assets		7,839,100	10,401,043	1,652,559

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank borrowings	11	318,919	1,764,251	280,311
Long-term bank borrowings, current portion	11	215,000	242,604	38,546
Accounts payable		478,129	1,024,947	162,848
Notes payable	15	181,265	462,602	73,500
Accrued expenses and other liabilities	12	404,826	375,238	59,619
Customer deposits	14	33,538	84,871	13,485
Unrecognized tax benefit	23	143,473	143,473	22,796
Derivative contracts	16	8,047	30,670	4,873
Amount due to related parties	24	13,183	42,342	6,727

Total current liabilities		1,796,380	4,170,998	662,705

Non-current liabilities:
Long-term bank borrowings	11	135,000	1,352,373	214,870
Long-term payable	22	—	50,000	7,944
Deferred tax liabilities	23	25,977	25,387	4,034
Convertible bonds	21	687,435	498,646	79,227

Total non-current liabilities		848,412	1,926,406	306,075

Total liabilities		2,644,792	6,097,404	968,780

Commitments and contingencies	27

Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 and 20,070,375 shares issued and outstanding at December 31, 2010 and 2011, respectively)	20	55	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 and 1,000,000,000 shares authorized; 420,645,432 shares and 422,395,432 shares issued and outstanding at December 31, 2010 and 2011, respectively)		314	315	50
Additional paid-in capital		3,956,953	3,996,418	634,967
Statutory reserves	18	170,000	174,456	27,718
Retained earnings		1,066,986	132,426	21,040

Total shareholders’ equity		5,194,253	4,303,615	683,775

Total liabilities, redeemable ordinary shares and shareholders’ equity		7,839,100	10,401,043	1,652,559

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,
	Note	2009	2010	2011	2011
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenues		3,780,298	7,548,545	6,416,485		1,019,477

Cost of revenues		(3,309,969)	(5,869,503)	(6,633,542)		(1,053,964)

Gross profit (loss)		470,329	1,679,042	(217,057)		(34,487)

Operating expenses:
Selling expenses		(137,421)	(269,202)	(279,788)		(44,454)
General and administrative expenses		(180,989)	(171,839)	(396,639)		(63,019)
Research and development expenses		(32,025)	(53,500)	(68,217)		(10,839)
Impairment of goodwill	9	—	—	(134,735)		(21,407)

Total operating expenses		(350,435)	(494,541)	(879,379)		(139,719)

Operating profit (loss)		119,894	1,184,501	(1,096,436)		(174,206)

Interest expense		(157,907)	(161,677)	(171,059)		(27,179)
Interest income		5,002	6,141	11,763		1,869
Exchange losses		(23,814)	(89,272)	(3,965)		(630)
Changes in fair value of derivative contracts	16	9,594	77,531	(70,778)		(11,245)
Changes in fair value of conversion feature of convertible bonds	21	(73,887)	31,623	264,384		42,006
Other income		11,965	12,396	5,144		817
Other expenses		(11,835)	(5,903)	(14,102)		(2,240)

(Loss) income before income taxes		(120,988)	1,055,340	(1,075,049)		(170,808)

Income tax (expenses) benefit	23	(23,928)	(297,983)	144,945		23,029

Consolidated net (loss) income		(144,916)	757,357	(930,104)		(147,779)

Net income attributable to non-controlling interest		(311)	—	—		—

Net (loss) income attributable to Hanwha SolarOne Co., Ltd. shareholders		(145,227)	757,357	(930,104)		(147,779)

Net (loss) income attributable to Hanwha SolarOne Co., Ltd. shareholders per share:
Basic	29	RMB (0.53)	RMB 2.43	RMB (2.21)	US$	(0.35)
Diluted	29	RMB (0.53)	RMB 2.36	RMB (2.21)	US$	(0.35)

Number of shares used in computation of net (loss) income per share:
Basic	29	274,067,760	311,263,308	420,325,701		420,325,701
Diluted	29	274,067,760	357,272,605	420,325,701		420,325,701

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2009	2010	2011	2011
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from operating activities:
Consolidated net (loss) income		(144,916)	757,357	(930,104)	(147,779)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Unrealized loss from derivative contracts	16	27,661	6,770	1,021	162
Changes in fair value of conversion feature of convertible bonds		73,887	(31,623)	(264,384)	(42,006)
Loss from disposal of fixed assets		719	957	1,714	272
Amortization of convertible bonds discount		50,788	60,405	75,595	12,011
Depreciation and amortization		153,174	187,587	218,641	34,739
Impairment of goodwill	9	—	—	134,735	21,407
Amortization of long-term deferred expense		6,670	7,194	11,408	1,813
Stock compensation expenses	19	42,671	31,963	38,331	6,090
Write-down of inventories	4	282,574	134,489	583,097	92,645
Provision for doubtful collection of accounts receivable	3	3,723	—	1,778	282
Reversal of doubtful debt for accounts receivable		—	(278)	—	—
Provision for doubtful collection of advances to supplier	5	234,724	117	287,742	45,718
Provision for doubtful collection of other receivables	6	—	—	54,456	8,652
Deferred tax benefit	23	(15,792)	(32,055)	(173,303)	(27,535)
Warranty provision	13	33,728	67,616	64,730	10,284
Warranty settlements and reversals	13	(8,904)	(9,386)	(34,286)	(5,447)
Unrecognized tax benefit	23	—	116,088	—	—
Changes in operating assets and liabilities:
Restricted cash		2,011	(5,298)	(28,693)	(4,559)
Accounts receivable		(271,674)	(695,041)	743,489	118,129
Notes receivable		—	(10,000)	(50,208)	(7,977)
Inventories		(334,839)	(141,289)	(476,373)	(75,688)
Advance to suppliers and long-term prepayments		(68,872)	(178,700)	85,883	13,645
Other current assets		301,434	(75,117)	(206,408)	(32,795)
Intangible assets	8	(438)	(1,678)	(134,719)	(21,405)
Long-term deferred expense	10	—	—	(2,322)	(369)
Long-term payable	22	—	—	50,000	7,944
Amount due from related parties		(12,439)	(30,361)	(198,634)	(31,560)
Accounts payable		238,804	(12,252)	121,866	19,363
Notes payable		—	(5,656)	259,975	41,306
Accrued expenses and other liabilities		33,648	154,680	(60,025)	(9,537)
Amount due to related parties		10,362	(3,582)	29,159	4,633
Customer deposits		50,191	(26,147)	51,333	8,156

Net cash provided by operating activities		688,895	266,760	255,494	40,594

Cash flows from investing activities:
Acquisition of fixed assets		(260,054)	(634,506)	(2,400,481)	(381,398)
Acquisition of a subsidiary		(89,818)	—	—	—
Change in restricted cash		25,587	(34,653)	(37,443)	(5,949)

Net cash used in investing activities		(324,285)	(669,159)	(2,437,924)	(387,347)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONT’D

		For the year ended December 31,
	Note	2009	2010	2011	2011
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from financing activities:
Proceeds from issuance of redeemable ordinary shares pursuant to the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	26	—	21	9	1
Payment for repurchase of redeemable ordinary shares which were issued pursuant to the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	26	—	—	(16)	(2)
Net proceeds from issuance of ordinary shares to Hanwha Solar Holdings Co., Ltd.	17	—	1,059,812	—	—
Net proceeds from issuance of ordinary shares	17	148,994	521,302	—	—
Dividends paid to non-controlling shareholders		(3,400)	—	—	—
Proceeds from exercise of stock options		1,103	12,166	1,135	180
Proceeds from short-term borrowings		1,900,675	1,098,911	3,322,480	527,890
Repayment of short-term borrowings		(2,594,743)	(1,184,756)	(1,877,148)	(298,249)
Change in restricted cash		—	—	(115,000)	(18,272)
Payment for repurchase of redeemable ordinary shares	20	—	—	(18)	(3)
Proceeds from long-term borrowings		300,000	—	1,594,977	253,416
Repayment of long-term borrowings		(30,000)	(120,000)	(350,000)	(55,609)
Arrangement fee for long-term loans	10	—	—	(42,586)	(6,766)
Arrangement fee for short-term loans	6	—	—	(5,625)	(894)

Net cash (used in) provided by financing activities		(129,791)	1,387,456	2,528,208	401,692

Net increase in cash and cash equivalents		234,819	985,057	345,778	54,939
Cash and cash equivalents at the beginning of year		410,901	645,720	1,630,777	259,104

Cash and cash equivalents at the end of year		645,720	1,630,777	1,976,555	314,043

Supplemental disclosure of cash flow information:
Interest paid		104,817	89,855	54,828	8,711
Income taxes paid		39,159	160,615	152,681	24,259
Realized gain (loss) from derivative contracts		37,255	84,301	(69,757)	(11,083)
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		21,842	48,613	446,314	70,912
Conversion of convertible bonds into ordinary shares		179	—	—	—
Transfer of unamortized debt issuance costs to equity upon conversion of convertible bonds into ordinary shares		(5)	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Hanwha SolarOne Co., Ltd.
	Note	Number of ordinary shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings	Non-controlling interest	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of January 1, 2009		269,060,209	214	2,138,624	47,638	577,218	4,183	2,767,877
Exercise of stock options and vesting of restricted stock units	19	893,760	—	1,101	—	—	—	1,101
Settlement of stock options exercised with shares held by depository bank		(893,760)	—	—	—	—	—	—
Conversion of convertible bonds into ordinary shares		6,535	—	175	—	—	—	175
Share-based compensation	19	—	—	42,671	—	—	—	42,671
Shares issued to depository bank		2,200,000	1	(1)	—	—	—	—
Net proceeds from issuance of ordinary shares	17	19,441,995	12	148,982	—	—	—	148,994
Purchase of subsidiary shares from non-controlling interest		—	—	245	—	—	(1,094)	(849)
Net loss for the period		—	—	—	—	(145,227)	311	(144,916)
Appropriation of statutory reserves	18	—	—	—	21,926	(21,926)	—	—
Appropriation of retained earnings to non-controlling interest		—	—	—	—	—	(3,400)	(3,400)

Balance as of December 31, 2009		290,708,739	227	2,331,797	69,564	410,065	—	2,811,653

Exercise of stock options and vesting of restricted stock units	19	1,762,500	—	12,166	—	—	—	12,166
Settlement of stock options exercised with shares held by depository bank		(1,762,500)	—	—	—	—	—	—
Share-based compensation	19	—	—	31,963	—	—	—	31,963
Shares issued to depository bank		1,500,000	1	(1)	—	—	—	—
Net proceeds from issuance of ordinary shares to Hanwha Solar Holdings Co., Ltd.	17	82,436,693	55	1,059,757	—	—	—	1,059,812
Net proceeds from issuance of ordinary shares to public	17	46,000,000	31	521,271	—	—	—	521,302
Net income for the period		—	—	—	—	757,357	—	757,357
Appropriation of statutory reserves	18	—	—	—	100,436	(100,436)	—	—

Balance as of December 31, 2010		420,645,432	314	3,956,953	170,000	1,066,986	—	5,194,253

Exercise of stock options and vesting of restricted stock units		2,358,200	1	1,134	—	—	—	1,135
Settlement of stock options exercised with shares held by depository bank		(2,358,200)	—	—	—	—	—	—
Share-based compensation		—	—	38,331	—	—	—	38,331
Shares issued to depository bank		1,750,000	—	—	—	—	—	—
Net loss for the period		—	—	—	—	(930,104)	—	(930,104)
Appropriation of statutory reserves		—	—	—	4,456	(4,456)	—	—

Balance as of December 31, 2011		422,395,432	315	3,996,418	174,456	132,426	—	4,303,615

Balance as of December 31, 2011, in US$’000			50	634,967	27,718	21,040	—	683,775

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

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

Pursuant to a share transfer agreement signed between a subsidiary of the Group, Shanghai Linyang Solar Technology Co., Ltd. (“Solar Shanghai”), with three individual non-controlling shareholders of Solar Shanghai (i.e., Cui Rongqiang, Gu Yongliang, Wang Guoyu) on November 16, 2009, the three individual shareholders agreed to transfer their interests of 10%, 5% and 2%, respectively, to Hanwha SolarOne (Qidong) Co., Ltd. (“SolarOne Qidong”) (previously known as Jiangsu Linyang Solarfun Co., Ltd.) for cash consideration of RMB500,000, RMB250,000 and RMB100,000, respectively, which was the original paid-in capital of the three individual shareholders when Solar Shanghai was set up in 2006. Before the share transfer, Solar Shanghai distributed a dividend to each of the three individual shareholders of RMB3,400,000 in cash, representing the proportionate profit attributed to the non-controlling shareholders from the date of inception to the date of the share transfer. After the share transfer, Solar Shanghai became a wholly owned subsidiary of the Group.

In May 2010, the Group established Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”) (previously known as Jiangsu Linyang Solar Electric Power Engineering Co., Ltd.). The registered capital of Solar Engineering is RMB50,000,000, contributed by the Group on May 25, 2010. The principal activity of Solar Engineering is to provide construction services to build solar power systems in the People’s Republic of China (“PRC” or “China”).

On April 15, 2011, the Group established two wholly owned subsidiaries, Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”) and Nantong Hanwha Import & Export Co., Ltd. (“Nantong Hanwha I&E”). The registered capital of SolarOne Nantong and Nantong Hanwha I&E is US$40,000,000 and RMB5,000,000, respectively, which has been received as of December 31, 2011. The principal activity of SolarOne Nantong is to develop, manufacture and sell PV products to both domestic and overseas customers. Nantong Hanwha I&E is mainly engaged in import and export business. Solar One Nantong and Nantong Hanwha I&E have not yet commenced operations as of December 31, 2011.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

1. ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)

As of December 31, 2011, the Company’s subsidiaries included the following entities:

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Hanwha SolarOne Investment Holding Ltd. (“SolarOne Investment”) (previously known as Linyang Solar Power Investment Holding Ltd.)	May 17, 2006	British Virgin Islands	100%	Investment holding

Hanwha SolarOne Hong Kong Limited (“SolarOne HK”) (previously known as Solarfun Power Hong Kong Limited)	May 16, 2007	Hong Kong	100%	Investment holding and international procurement

Hanwha SolarOne U.S.A. Inc. (“SolarOne USA”) (previously known as Solarfun USA, Inc.)	September 18, 2007	United States of America	100%	International sales

Hanwha SolarOne GmbH (“SolarOne GmbH”) (previously known as Solarfun Power Deutschland GmbH)	February 14, 2008	Germany	100%	International sales

SolarOne Nantong	April 15, 2011	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

SolarOne Qidong	August 27, 2004	PRC	100%	Development, manufacturing and sales of photovoltaic (“PV”) products to overseas customers

Solar Shanghai	March 29, 2006	PRC	100%	Sales of PV products to PRC customers

Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”) (previously known as Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd.)	April 9, 2007	PRC	100%	Research and development

Hanwha SolarOne Technology Co., Ltd. (“SolarOne Technology”) (previously known as Yangguang Solar Technology Co., Ltd.)	July 31, 2007	PRC	100%	Manufacturing of silicon ingots

Solar Engineering	May 25, 2010	PRC	100%	Provide construction services to build solar power systems in the PRC

Nantong Hanwha I&E	April 15, 2011	PRC	100%	Import and export business

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

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

Foreign Currency

The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, Foreign Currency Translation. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of operations.

Convenience Translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 30, 2011, the last business day in fiscal year 2011, in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.

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

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and have original maturities less than 90 days.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Restricted Cash

Restricted cash represents amounts held by a bank as security for letters of credit facilities, notes payable and short-term bank borrowings and, therefore, are not available for the Group’s use. Changes in restricted cash that relate to the purchase of raw materials or sale of goods are classified within cash flows from operating activities, changes in restricted cash that relate to the purchase of fixed assets are classified within cash flows from investing activities and changes in restricted cash that relate to bank borrowings are classified within cash flows from investing activities. The restriction on cash is expected to be released within the next twelve months.

Accounts and Notes Receivable

Accounts and notes receivable are recognized and carried at original invoiced amounts less an allowance for potential uncollectible amounts. An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on historical experience, account balance aging, prevailing economic conditions and an assessment of specific evidence indicating troubled collection. A receivable is written off after all collection efforts have ceased.

Debt Issuance Costs

Debt issuance costs represent the incurred costs directly attributable to the issuance of the convertible bonds. These costs are deferred and amortized ratably using the effective interest method from the debt issuance date over the life of the convertible bonds. Upon the conversion of the bonds, the related debt issuance costs will be debited to shareholders’ equity.

Arrangement Fees

Arrangement fees represent the incurred costs directly attributable to the bank borrowings. These costs are deferred and amortized ratably using the effective interest method over the term of the bank borrowings.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fixed Assets (cont’d)

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest costs incurred during 2009, 2010 and 2011 were RMB71,067,000, RMB88,929,000 and RMB126,594,000 (US$20,113,761) and interest capitalized during 2009, 2010 and 2011 amounted to RMB4,290,000, RMB5,377,000 and RMB59,034,000 (US$9,379,558), respectively.

Intangible Assets

Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the lives of the land use rights agreements, which have terms of tenure and weighted-average amortization period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of the acquired business.

Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, Goodwill and Other Intangible Assets. The Group assigns and assesses goodwill for impairment at the reporting unit level.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Goodwill (cont’d)

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that goodwill is only allocable to one of our reporting units, SolarOne Technology. As of December 31, 2010 and 2011, the Group performed impairment tests on goodwill in a two-step process. The Group determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long-term revenue growth rates for entities in the relevant industries in the PRC. The discount rate of approximately 16% was used in the valuations which reflect the market assessment of the risks specific to the Group’s industry and is based on the weighted-average cost of capital for that particular reporting unit.

In the year ended December 31, 2010 and 2011, the Group recognized an impairment of goodwill of nil and RMB134,735,000 (US$21,407,236), respectively.

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

During the year ended December 31, 2011, the significant decline in the market price of its PV products provided indication that the carrying value of its long-lived assets, including fixed assets and intangible assets, may not be recoverable. As of December 31, 2011, based on the impairment assessment performed, the sum of the expected future undiscounted cash flows from the long-lived assets exceeded the carrying amount; therefore, the Company concluded the carrying amount of the long-lived assets is recoverable, and no impairment loss is recognized.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, accounts and notes payable, short-term bank borrowings, amounts due to/from related parties, long-term bank borrowings and convertible bonds. The carrying amounts of these financial instruments other than long-term bank borrowings and convertible bonds approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings also approximate their fair value since they bear interest rates which approximate market interest rates.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair Value of Financial Instruments (cont’d)

Upon the adoption of ASC 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, on January 1, 2009, the conversion option was bifurcated from the convertible bonds at its fair value and the residual value allocated to the convertible bonds was accreted to the redemption amount using the effective interest method. The Group determined the fair value of the conversion option with the assistance of an independent third-party valuation firm.

The factors considered in the valuation model are as follows:

	As of December 31,
	2010		2011

Underlying share price	US$	8.17	US$	0.98
Conversion price	US$	19.125	US$	19.125
Time to maturity		7.04 years		6.04 years
Risk-free rate		2.72%		1.10%
Expected volatility		71.72%		102.63%
Comparable yield to maturity		5.32%		16.28%

Underlying share price is the Company’s closing price as listed on NASDAQ as of December 31, 2010 and 2011. The conversion price is the initial conversion price of the convertible bonds. Time to maturity is the remaining years from balance sheet date to January 15, 2018, the maturity date of the convertible bonds. The risk-free rate is derived from the United States Treasury zero coupon risk-free rates with the remaining terms equal to the time to maturity as of December 31, 2010 and 2011. The Company estimates the expected volatility and comparable yield to maturity based on a combination of the Company’s historical performance and the performance of comparable publicly listed companies.

As of December 31, 2010 and 2011, the fair value and carrying value of the convertible bonds is as follows:

		As of December 31,
	Note	2010	2011	2011
		(RMB’000)	(RMB’000)	(US$’000)

Fair value	30	687,435	498,646	79,227
Carrying value		1,142,250	1,086,748	172,667

The long-term bank borrowings approximate their fair value since they bear interest rates which approximate market interest rates.

Financial Instruments — Embedded Foreign Currency Derivatives

Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts which are required to be separately accounted for in accordance with ASC 815-10, Derivatives and Hedging: Overall. The embedded foreign currency derivatives are separately accounted for and measured at fair value with

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Financial Instruments — Embedded Foreign Currency Derivatives (cont’d)

changes in fair value reported as “Changes in fair value of derivative contracts” in the consolidated statements of operations. Embedded foreign currency derivatives are presented as current assets or liabilities. The Group does not enter into such derivative contracts for speculative purposes and hedge accounting has not been applied.

Financial Instruments — Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

The Group’s primary objective for holding foreign currency derivative contracts, commodity derivative contracts and interest rate swap contract is to manage its foreign currency risks principally arising from sales contracts denominated in Euros, the stability of the purchase price for silver and aluminum (which are two kinds of raw materials required in the production of PV products), and the interest rate risk for the long-term bank borrowings. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.

During the years ended December 31, 2009, 2010 and 2011, the Group entered into cross-currency exchange rate agreements to receive RMB and sell other currencies, commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of operations. The Group has elected not to apply hedge accounting to these derivative instruments. As of December 31, 2011, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro50 million (2010: Euro125 million) and US$120 million (2010: US$190 million), commodity contracts with a quantity of 330,000 ounces of silver (2010: 102,000 ounces) and 4,000 ounces of aluminum (2010: Nil), and an interest rate swap contract with notional amount of US$50 million (2010: Nil). The Group estimates the fair value of its foreign currency, commodity and interest rate swap derivatives using a pricing model based on market observable inputs.

Revenue Recognition

The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells PV cells and silicon ingots. The Group records revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of ASC 605-10, Revenue Recognition: Overall, are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “Cost, Insurance and Freight” (“CIF”) and “Free on Board” (“FOB”) shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, the Group requires its customers to prepay prior to shipment. The Company performs ongoing credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where longer credit terms are granted to certain customers, the timing of revenue recognition was not impacted as the Company has historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue Recognition (cont’d)

products or services to the customers. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper, assuming all other revenue recognition criteria are met.

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales and purchases are included in selling expenses and cost of revenue, respectively.

The Group entered into a processing service arrangement to process PV cells into PV modules. For this service arrangement, the Group “purchases” PV cells from the customer and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-15, Accounting for Purchases and Sales of Inventory with the Same Counterparty, the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted criteria relating to revenue recognition.

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

Cost of Revenue

Cost of revenue includes direct and indirect production costs.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were RMB1,962,000, RMB742,000 and RMB13,087,000 (US$2,079,315) for the years ended December 31, 2009, 2010 and 2011, respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

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

Government Grants

Government grants received by the Company consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met, and the grants are received. Government grants that are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group’s operating activities are classified as non-operating income upon receipt. The Company recorded the operating government grants as an offset to its operating expenses, and the non-operating portion to other income. Grants that it receives prior to when the Group achieves the specified conditions are reported as a liability.

During the years ended December 31, 2009, 2010 and 2011, the Group recorded nil, RMB18,755,000 and RMB14,437,000 (US$2,293,808), respectively, of government subsidies as an offset to its operating expenses, because these government grants were received due to the reason that the Group qualifies as a “high technology” enterprise in Jiangsu Province in the PRC and it meets certain criteria such as increases in the amount of capital investment, net assets, number of employees, sales and tax payments. During the years ended December 31, 2009, 2010 and 2011, the Group received RMB7,661,000, RMB9,595,000 and nil, respectively, as reimbursement for interest expense incurred for imported equipment, which are recorded as other income. The government grants recorded in operating expense or other income are not subject to adjustment and do not have any restrictions as to the use of funds.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Government Grants (cont’d)

As of December 31, 2011, the Group recorded RMB50,000,000 (US$7,944,200) of government grants received as long-term payable because the Group has not fulfilled the conditions required by the government.

Accounting for Income Taxes and Uncertain Tax Positions

The Group accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group applies ASC 740-10, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2010 and 2011, the Group recorded unrecognized tax benefits of RMB143,473,000 and RMB143,473,000 (US$22,795,564), respectively. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of operations. No such amounts have been incurred or accrued through December 31, 2011 by the Group.

Based on existing PRC tax regulations, the tax years of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, Solar Engineering, SolarOne Nantong and Nantong Hanwha I&E for the years ended December 31, 2007 through 2011 remain open for examination by the tax authorities.

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

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were RMB9,644,000, RMB9,400,000 and RMB10,270,000 (US$1,631,739) for the years ended December 31, 2009, 2010 and 2011, respectively. The Group had no capital leases during any of the periods stated herein.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Net Income (Loss) Per Share

Net income (loss) per share is calculated in accordance with ASC 260-10, Earnings Per Share. Basic income (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible bonds are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis, when the impact is dilutive. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive.

Stock Compensation

Stock awards granted to employees and non-employees are accounted for under ASC 718-10, Share-Based Payment, and ASC 505-50, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, respectively.

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

Change in Method of Accounting Principle

(1)	Shipping and handling costs

Effective January 1, 2011, the Company changed its method of accounting for shipping and handling costs and has recorded such expenses in the line item “operating expenses — selling expenses” in the consolidated statements of operations, whereas in prior years, shipping and handling costs were recorded as part of “cost of revenue”. The Company believes the classification of shipping and handling costs as “operating expenses — selling expenses” is preferable because it (1) better reflects the selling nature of the expenses; and (2) increases the comparability of information with its competitors. The comparative financial statements of prior years have been adjusted retrospectively to reflect this reclassification and enhance comparability between periods.

The change of method of accounting resulted in increases in gross profit, selling expenses and total operating expenses of RMB31,967,000 in 2009 and RMB91,145,000 in 2010, with a corresponding decrease in cost of revenues. There were no changes in net income, the Company’s financial position or cash flows as a result of this change.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Change in Method of Accounting Principle (cont’d)

(2)	Provision for advance to suppliers

Effective January 1, 2011, the Company changed its policy regarding the consolidated statement of operations classification of its provision for advance to suppliers such that the provision is recorded in either “cost of revenue” or “operating expenses — general and administrative expenses,” depending on whether the advance is more akin to inventory or a financial asset based on the facts and circumstances at the time such loss is incurred. In prior years, any provision relating to advance to suppliers was recorded as part of “cost of revenue”. The Company believes such classification is preferable because it (1) better reflects the nature of losses relating to the advance to suppliers; and (2) increases the comparability of information with its competitors. Since provisions in prior years were more akin to inventory and were classified as cost of revenues, no change was required to the comparative prior year financial statements presented as a result of retroactively applying this policy.

Comparative Financial Statements

The presentation of the 2009 and 2010 consolidated statements of operations reflect the following changes:

(1)	Reclassification of RMB31,967,000 and RMB91,145,000, respectively, from cost of revenues to selling expenses, as a result of change in method of accounting principle of shipping and handling costs;

(2)	Reclassification of RMB1,982,000 and RMB21,552,000, respectively, from other income to net revenues to conform to the current year’s presentation of sales of scrap materials; and

(3)

Government grants in operating income of nil and RMB18,755,000, respectively, are classified within general and administrative expenses as a direct offset to related expenses, and government grants in non-operating income of RMB7,661,000 and RMB9,595,000, respectively, are classified within other income, to conform to the current year’s presentation.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (“ASC 820”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)

in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company will adopt ASU 2011-05 and 2011-12 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In September 2011, the FASB issued ASU 2011-08, Intangibles — Goodwill and Other, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company will adopt ASU 2011-08 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In December 2011, FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The ASU requires disclosures that affect all entities with financial instruments and derivatives that are either offset on the balance sheet in accordance with ASC 210-20-45 or ASC 815-10-45, or subject to a master netting arrangement, irrespective of whether they are offset on the balance sheet. ASU 2011-11 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual reports. Entities should provide the disclosures required by this ASU retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advances made to suppliers and long-term prepayments.

The Group has RMB1,615,370,000 (US$256,656,445) of cash and bank deposits in the PRC, which constitute about 82% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of Risks (cont’d)

uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the top five suppliers accounted for an aggregate of 46.1% and 12.3% as of December 31, 2010 and 2011, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations (Note 5). The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to accounts receivable, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for an aggregate of 65.3%, 51.9% and 45.0% for the years ended December 31, 2009, 2010 and 2011, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest silicon material suppliers who collectively accounted for an aggregate of 51.6%, 40.0% and 40.6% of the Group’s total silicon and silicon wafer purchases for the years ended December 31, 2009, 2010 and 2011, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

3. ACCOUNTS AND NOTES RECEIVABLE

The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	4,183	3,745	595
Provision (reversal) for doubtful debt	(278)	1,778	282
Written-off	(160)	(4,061)	(645)

Ending balance	3,745	1,462	232

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.

4. INVENTORIES — NET

Inventories consist of the following:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	459,480	194,028	30,828
Work-in-progress	25,119	45,363	7,207
Finished goods	306,174	444,658	70,649

	790,773	684,049	108,684

As of December 31, 2010 and 2011, raw materials of RMB45,696,000 and RMB1,097,000 (US$174,296), respectively, of the Group were held in custody by other parties for processing. The write-down of inventories amounted to RMB282,574,000, RMB134,489,000 and RMB583,097,000 (US$92,644,783) for the years ended December 31, 2009, 2010 and 2011, respectively.

5. ADVANCE TO SUPPLIERS AND LONG-TERM PREPAYMENTS

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. These deposits are required in order to secure supply of silicon due to limited availability.

The multi-year supply agreements entered into between the Group and its suppliers typically state minimum quantities with associated pricing set for the annual periods under the agreements with deliveries to be made over a general timeframe, subject to change based on the Group’s purchasing needs and/or the suppliers’ product availability. As a result of a steep decline in the spot price for silicon products, during 2009, the Group

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

5. ADVANCE TO SUPPLIERS AND LONG-TERM PREPAYMENTS (CONT’D)

successfully completed re-negotiating all of its multi-year framework supply agreements through either supplemental agreements or amended and restated multi-year framework supply agreements with the exception of Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK”) (Note 27). Each of these subsequent agreements contains provisions which allow for reassessment of the purchase price for future deliveries under the agreements; however, the subsequent agreements generally did not adjust the originally contracted purchase quantities.

For certain suppliers, the supplemental agreements or amended and restated multi-year framework supply agreements also excluded a clause in the original multi-year framework supply agreements that provided the Group with the right to terminate the multi-year framework supply agreements and to require repayment for the deposit in any event of default by these suppliers. Instead, the supplemental agreements or amended and restated multi-year framework supply agreements allow these suppliers a grace period to cure certain events of default that may occur before the Company can enforce its own remedies under the agreements. The removal of such rights will result in the recovery of such advances from these suppliers only through the delivery of product which could range from one to five years.

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group may seek to recover the advances from the suppliers and will provide for losses on advances in cost of revenue where the Group believes the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded charges to cost of revenue amounting to RMB234,724,000, RMB117,000 and RMB287,742,000 (US$45,717,600), for the years ended December 31, 2009, 2010 and 2011, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

In circumstances where a supplier is in contractual default and the Group has termination rights that require repayment of its remaining deposit and the Group has asserted such rights, the advances are reclassified to other current assets in the consolidated balance sheets. Similarly, the Group reclassifies advances to other current assets (Note 6) when legal proceedings have commenced wherein the Group is claiming a breach of contract and is seeking monetary recovery of the remaining deposit. A provision for loss is recognized in general and administrative expenses in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated. The Group has recorded charges to general and administrative expenses amounting to nil, nil and RMB54,456,000 (US$8,652,187) for the years ended December 31, 2009, 2010 and 2011, respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

6. OTHER CURRENT ASSETS — NET

Other current assets consist of the following:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

VAT recoverable	143,044	282,560	44,894
Income taxes recoverable	—	57,548	9,144
Other receivables — net	66,807	128,115	20,355
Prepaid expenses	45,581	60,349	9,589

	255,432	528,572	83,982

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.

Income taxes recoverable represent the excess of income taxes paid to tax authority over the current income taxes. This amount can be applied against income taxes in future years or may be reimbursed by the tax authorities.

The balance of other receivables as of December 31, 2010 and 2011 includes RMB51,391,000 and RMB57,021,000 (US$9,059,724), respectively, for export VAT refund receivable. As of December 31, 2011, an advance payment to one of the suppliers of RMB104,505,000 (US$16,604,172) was reclassified from advance to suppliers to other receivables because the Group has claimed the counterparty’s breach of a supply contract and thus is seeking monetary recovery of the outstanding deposit through legal methods. A provision of RMB54,456,000 (US$8,762,187) is recorded as an offset against such receivable as a result of the Group’s assessment of probable loss. The remaining balance of other receivables as of December 31, 2010 and 2011 primarily consist of deposits provided to consumables suppliers of RMB6,000,000 and RMB6,000,000 (US$953,304), respectively.

Prepaid expenses include advances made to E-mei Semiconductors Material Factory (“E-mei”), a third-party supplier, for silicon wafers purchases. In October and November of 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-mei, under which the Group committed to pay advances totaling RMB220 million to E-mei in return for a five-year exclusive procurement right to silicon wafers produced at E-mei’s new production facilities. The procurement right entitles the Group to purchase the silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

6. OTHER CURRENT ASSETS — NET (CONT’D)

In December 2008, the Group commenced renegotiation of the arrangement with E-mei and a new contract was subsequently signed in March 2009. The Group is entitled to purchase the silicon wafers at a discount of 5% below market price at the time of purchase and can offset 55% of the amount against the advances. The remaining balance of 45% of the cost of raw materials would be settled in cash by the Group. After the Group has fully utilized the advances, the Group is no longer entitled to purchase silicon wafers at the above discount.

The above arrangement, comprising of a lease component and a raw material supply component, is accounted for in accordance to ASC 840-10, Determining Whether an Arrangement Contains a Lease, which requires the advanced payments to be allocated to the lease and non-lease components on a relative fair value basis. The lease component is accounted for as an operating lease in accordance with ASC 840-10, Accounting for Leases. As of December 31, 2011, the Group expects the full amount of its advanced payments to be utilized in the next 12 months based on an assessment of its raw material needs and the expected available output to be received from E-mei. Accordingly, the remaining amount of advanced payments of RMB11,854,000 (US$1,883,411) is presented as a current asset within prepaid expenses as at December 31, 2011.

During the year ended December 31, 2011, the Group paid RMB42,586,000 (US$6,766,234) (Note 10) and RMB5,625,000 (US$893,722), respectively, as arrangement fees for long-term and short-term bank borrowings, which is amortized based on the duration of the related bank borrowings using the effective interest rate method. As of December 31, 2011, RMB11,737,000 (US$1,864,821) of the arrangement fees will be amortized within one year and were, accordingly, recorded as a current asset within prepaid expense. The prepaid expenses as of December 31, 2011 also include RMB9,287,000 (US$1,475,556) of sponsor fee for European football clubs.

7. FIXED ASSETS — NET

Fixed assets consist of the following:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	323,228	825,820	131,210
Plant and machinery	1,725,787	2,977,450	473,069
Furniture, fixtures and office equipment	44,455	75,147	11,940
Computer software	4,369	15,812	2,512
Motor vehicles	10,060	17,442	2,771
Leasehold improvement	4,801	6,352	1,009

	2,112,700	3,918,023	622,511
Less: Accumulated depreciation	(430,828)	(643,975)	(102,317)

	1,681,872	3,274,048	520,194
Construction-in-progress	402,155	1,441,914	229,097

	2,084,027	4,715,962	749,291

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

7. FIXED ASSETS — NET (CONT’D)

Depreciation expense amounted to RMB149,854,000, RMB182,490,000 and RMB213,146,000 (US$33,865,489) for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2010 and 2011, buildings with a net book value of RMB26,632,000 and RMB28,668,000 (US$4,554,886), respectively, were pledged for short-term bank borrowings of RMB92,718,000 and RMB315,477,000 (US$50,124,247), respectively, and long-term bank borrowings of nil and RMB126,018,000 (US$20,022,244), respectively (Note 11).

8. INTANGIBLE ASSETS — NET

Intangible assets consist of the following:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Land use rights
Cost	216,762	351,481	55,845
Less: Accumulated amortization	(10,999)	(16,494)	(2,621)

	205,763	334,987	53,224

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner was also a significant shareholder of the Company prior to September 16, 2010.

As of December 31, 2010 and 2011, land use rights with a net book value of RMB6,519,000 and RMB30,713,000 (US$4,879,804) was pledged for short-term bank borrowings of RMB92,718,000 and RMB315,477,000 (US$50,124,247), respectively, and long-term bank borrowings of nil and RMB126,018,000 (US$20,022,244), respectively (Note 11).

The amortization expense for the years ended December 31, 2009, 2010 and 2011 was RMB3,975,000, RMB4,500,000 and RMB5,495,000 (US$873,068), respectively. For each of the next five years, the estimated annual amortization expense of intangible assets is RMB7,163,000 (US$1,138,086).

9. GOODWILL

Goodwill of the Group is as follows:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Goodwill — gross	134,735	134,735	21,407
Accumulated impairment loss	—	(134,735)	(21,407)

Goodwill — net	134,735	—	—

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

9. GOODWILL (CONT’D)

As of December 31, 2010 and 2011, the Company assessed impairment on its goodwill derived from its acquisition of SolarOne Technology. As of December 31, 2010, the Company determined that the fair value of the reporting unit exceeded its carrying value and no loss on goodwill impairment is recorded. As of December 31, 2011, the Company had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology, and recorded an impairment loss of RMB134,735,000 (US$21,407,236) for the year ended December 31, 2011, which is included in “Impairment of goodwill” in the consolidated statements of operations.

10. LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Convertible bond issuance costs (Note 21)	25,664	19,718	3,133
Arrangement fees for bank borrowings — non-current	—	25,580	4,064
Others	1,609	4,404	700

	27,273	49,702	7,897

During 2011, the Group paid arrangement fees of RMB42,586,000 (US$6,766,234) to several banks to acquire long-term bank borrowings, which are amortized based on the duration of the related bank borrowings using the effective interest rate method. As of December 31, 2011, the arrangement fee expected to be amortized after one year is recorded as a long-term deferred expense.

11. BANK BORROWINGS

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	668,919	3,359,228	533,727

Comprised of:
Short-term	318,919	1,764,251	280,311
Long-term, current portion	215,000	242,604	38,546

	533,919	2,006,855	318,857
Long-term, non-current portion	135,000	1,352,373	214,870

	668,919	3,359,228	533,727

The short-term bank borrowings outstanding as of December 31, 2010 and 2011 bore an average interest rate of 4.276% and 4.925% per annum, respectively, and were denominated in Renminbi, U.S. Dollar and Euro. These borrowings were obtained from financial institutions and have terms of one month to one year. As of

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

11. BANK BORROWINGS (CONT’D)

December 31, 2010, short-term bank borrowings of RMB45,005,000 were obtained through the factoring of accounts receivable with a term of two months and interest rates ranging from 3.524% to 3.633% per annum.

The long-term bank borrowings outstanding as of December 31, 2010 and 2011 bore an average interest rate of 5.510% and 4.503% per annum, respectively, and were denominated in Renminbi. These borrowings were obtained from financial institutions.

As of December 31, 2011, the Group breached certain bank covenants on its long-term borrowing agreements with Bank of China Qidong Branch, Bank of Shanghai Nanjing Branch (as the lead lenders in the agreement) and Standard Chartered Bank (Hong Kong) Limited (as the lead lenders in the agreement), with outstanding borrowings of RMB63,009,000 (US$10,011,122), RMB402,441,000 (US$63,941,435) and RMB 630,090,000 (US$ 100,111,219), respectively.

The Group reclassified the non-current portion of the long-term borrowing from Bank of China Qidong Branch of RMB63,009,000 (U$10,011,122) to current as of December 31, 2011. The Group subsequently modified the terms of the bank covenants included in the agreement with Bank of China Qidong Branch in March 2012 (Note 31) on a prospective basis.

In April 2012, the Group obtained a waiver letter from Bank of Shanghai Nanjing Branch as remedy for the covenant breach, effective until January 1, 2013. If the Company continues to breach the covenants under this borrowing after January 1, 2013, the then-outstanding borrowings shall be repayable on demand, accordingly, the borrowing continues to be classified as non-current as of December 31, 2011.

The long-term borrowing agreement with Standard Chartered Bank (Hong Kong) Limited contains a covenants under this borrowing remedy in the event of covenant breach that provides a six-month grace period to cure the default. The Group has the intent and ability to utilize a portion of proceeds obtained in a separate US$180 million financing arrangement entered into in April 2012, as disclosed in Note 31 to cure the default and accordingly the borrowing from Standard Chartered Bank (Hong Kong) Limited continues to be classified as non-current as of December 31, 2011.

The current and non-current portions of other long-term bank borrowings as of December 31, 2011 will be due in installments between the periods of September 30, 2012 to December 30, 2012, and March 15, 2013 to September 30, 2016, respectively.

As of December 31, 2010 and 2011, unused loan facilities for short-term and long-term borrowings amounted to RMB636,085,000 and RMB1,672,853,000 (US$265,789,574), respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

11. BANK BORROWINGS (CONT’D)

Bank borrowings as of December 31, 2010 and 2011 were secured/guaranteed by the following:

December 31, 2010

Amount	Secured/guaranteed by
(RMB’000)

92,718	Jointly guaranteed by (i) Hanwha SolarOne Co., Ltd. and (ii) the Group’s factory premises and land use rights with net book value of RMB26,632,000 and RMB6,519,000, respectively (Notes 7 and 8)

171,197	Guaranteed by the Group’s equipment

135,004	Guaranteed by SolarOne Qidong

270,000	Guaranteed by Hanwha SolarOne Co., Ltd.

668,919

December 31, 2011

Amount	Secured/guaranteed by
(RMB’000)

441,495

Jointly guaranteed by (i) Hanwha SolarOne Co., Ltd. and (ii) the Group’s premises and land use rights with net book value of RMB28,668,000 (US$4,554,886) and RMB30,713,000 (US$4,879,804), respectively (Notes 7 and 8)

995,309	Jointly guaranteed by Hanwha SolarOne Co., Ltd. and SolarOne Technology

630,090

Jointly guaranteed by (i) cash pledge of US$30 million (if failure to satisfy any of the financial covenants) and (ii) equipment mortgage. Neither of the cash pledge or equipment mortgage is completed as of December 31, 2011.

429,763	Guaranteed by SolarOne Qidong

330,000	Guaranteed by Hanwha SolarOne Co., Ltd.

267,544	Guaranteed by SolarOne Technology

126,018	Guaranteed by letters of credit for lenders issued by Bank of Shanghai Nanjing Branch, which was valued as US$20,000,000

76,000	Guaranteed by SolarOne Nantong

63,009	Guaranteed by SolarOne HK

3,359,228

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

11. BANK BORROWINGS (CONT’D)

As of December 31, 2011, the maturities of these long-term bank borrowings were as follows:

	December 31,
	2011	2011
	(RMB’000)	(US$’000)

Within 1 year	242,604	38,546
Between 1 and 2 years	289,514	45,999
Between 2 and 3 years	344,556	54,744
Between 3 and 4 years	491,470	78,087
Between 4 and 5 years	226,833	36,040

12. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Accrued warranty costs (Note 13)	131,689	162,133	25,760
Accrued wages and other employee welfare	93,124	77,207	12,267
Taxes payable	78,190	7,531	1,196
Accrued professional service fees	27,102	35,276	5,605
Accrued compensation expense	22,238	2,040	324
Interest payable for convertible bonds	18,434	17,544	2,787
Accrued insurance expense	5,569	42	7
Accrued utility expenses	5,473	11,043	1,754
Accrued freight and export related expense	4,462	14,253	2,265
Accrued interest expense for bank borrowings	878	5,473	870
Accrued repair cost	85	6,091	968
Accrued office and travel expense	2,693	9,120	1,449
Accrued advertising fee	—	10,906	1,733
Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) (Note 26)	21	13	2
Other accrued expenses and liabilities	14,868	16,566	2,632

	404,826	375,238	59,619

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

13. ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	For the year ended December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	73,459	131,689	20,923
Warranty provision	67,616	64,730	10,284
Warranty reversal	(1,843)	(30,615)	(4,864)
Warranty claims	(7,543)	(3,671)	(583)

Ending balance	131,689	162,133	25,760

14. CUSTOMER DEPOSITS

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

15. NOTES PAYABLE

As of December 31, 2011, notes payable were non-interest bearing and were secured by RMB95,521,751 (US$15,176,878) of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. As of December 31, 2011, these notes are due for payment over the next 12 months.

16. DERIVATIVE CONTRACTS

The Group is exposed to certain risks related to its business operations. The risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates, the purchase price for silver and aluminum and interest rates. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets (Note 30). The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

16. DERIVATIVE CONTRACTS (CONT’D)

The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains/(losses) recognized in income for the derivative contracts not designated as hedging instruments for the years ended December 31, 2009, 2010 and 2011:

	Statement of operations location	Year ended December 31,
		2009	2010	2011
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Foreign exchange derivative contracts (not designated as hedging instruments) — realized	Changes in fair value of derivative contracts	37,255	78,966	(50,593)	(8,038)
Foreign exchange derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	(27,661)	(9,437)	32,316	5,135

Commodity derivative contracts (not designated as hedging instruments) — realized	Changes in fair value of derivative contracts	—	5,335	(19,164)	(3,045)
Commodity derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	—	2,667	(28,550)	(4,536)

Interest rate swap derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	—	—	(4,787)	(761)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2010 and 2011:

	Balance sheet location	Fair value as of December 31,
		2010	2011
		(RMB’000)	(RMB’000)	(US$’000)

Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	4,822	29,091	4,622
Commodity derivative contracts	Current assets: Derivative contracts	2,667	—	—

Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	8,047	—	—
Commodity derivative contracts	Current liabilities: Derivative contracts	—	25,883	4,112
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	—	4,787	761

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

17. ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING

In September 2010, in connection with the Share Issuance and Repurchase Agreement with Hanwha Solar (Note 26), the Company issued 36,455,089 of the Company’s ordinary shares.

In November 2010, the Company issued in a public offering 9,200,000 ADSs, representing 46,000,000 of the Company’s ordinary shares. In order for Hanwha Solar to maintain the same beneficial ownership percentage in the Company after this public offering, the Company issued 45,981,604 of the Company’s ordinary shares at the par value per share of US$0.0001 to Hanwha Solar.

The Company’s share issuance activities in 2010 are summarized as follows:

Date	Issuance to	Number of ADSs	Number of ordinary shares	Total proceeds		Net proceeds
				(US$’000)	(RMB’000)	(US$’000)	(RMB’000)

September 2010	Hanwha Solar	*	36,455,089	78,171	524,606	76,044	510,331
November 2010	Hanwha Solar	*	45,981,604	82,767	549,481	82,767	549,481

		*	82,436,693	160,938	1,074,087	158,811	1,059,812
November 2010	Public	9,200,000	46,000,000	82,800	549,858	78,505	521,302

		9,200,000	128,436,693	243,738	1,623,945	237,316	1,581,114

*	Not applicable since the Company directly issued ordinary shares to Hanwha Solar.

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

For other subsidiaries incorporated in PRC, including SolarOne Technology, Solar Shanghai, Solar R&D, Solar Engineering, SolarOne Nantong and Nantong Hanwha I&E, the General Reserve Fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

18. STATUTORY RESERVES (CONT’D)

Details of appropriation are as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

General Reserve Fund	21,926	100,436	4,456	708
Enterprise Expansion Fund	—	—	—	—
Staff Welfare and Bonus Fund	—	—	—	—

	21,926	100,436	4,456	708

19. SHARE OPTION PLANS

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

By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units ( “RSUs”) were granted to the Company’s existing three independent directors and 7,500 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2008. Each RSU represents one ADS of the Company, which is equal to five ordinary shares. As of December 31, 2009, the 59,994 RSUs have vested. The 7,500 RSUs granted on January 1, 2008 to each of the independent directors vest in batches of 2,500 RSUs each year beginning on January 1, 2009. The 7,500 RSUs granted respectively on January 1, 2009, 2010 and 2011 to each of the independent director vest in batches of 1,250 RSUs each half year beginning on July 1, 2009, 2010 and 2011, respectively. During 2011, the Board of Directors also approved grant of 1,337,625 RSUs to certain of the Participants.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

19. SHARE OPTION PLANS (CONT’D)

The following tables summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2011	15,435,560	1.81	7.90	3,500,315
Granted	250,000	1.71
Exercised	(136,325)	1.27		60,481
Forfeited	(5,997,650)	0.54
Expired	—

Outstanding, December 31, 2011	9,551,585	1.96	6.76	0.00

Vested and expected to be vested at December 31, 2011	9,551,585	1.96	6.76	0.00

Exercisable at December 31, 2011	7,187,326	2.04	6.43	0.00

	Number of options	Weighted- average grant- date fair value
		(US$)

Unvested, January 1, 2011	8,139,008	1.04
Granted	250,000	1.07
Vested	(3,352,311)	0.94
Forfeited	(2,672,438)	1.24

Unvested, December 31, 2011	2,364,259	0.96

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.196 per ordinary share as of December 31, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2011.

The aggregate fair value of share options that vested during 2009, 2010 and 2011 was US$5,597,989, US$4,043,806 and US$3,161,594, respectively. The weighted-average grant-date fair value of options granted during 2009, 2010 and 2011 was US$0.79, US$1.13 and US$1.07, respectively.

The aggregate intrinsic value of share options exercised during 2009, 2010 and 2011 was US$122,487, US$1,324,179 and US$60,481, respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

19. SHARE OPTION PLANS (CONT’D)

During the year ended December 31, 2011, the Company accelerated the vesting of 1,000,000 share options of certain terminated employees. As a result of that modification, the Company recognized additional compensation expense of RMB1,971,097 (US$313,175) in 2011.

The aggregate fair value of the share options outstanding as of December 31, 2011 measured based on respective grant-date fair values was US$13,385,350 and such amount shall be recognized as compensation expense using the straight-line method with graded vesting based on service conditions.

As of December 31, 2011, there was US$1,951,910 of unrecognized share-based compensation cost related to share options which is expected to be recognized over a weighted-average vesting period of 3.92 years. To the extent the actual forfeiture rate is different from the current estimation, actual share-based compensation related to these awards may be different from the expectation.

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

	Number of RSUs	Weighted- average grant date fair value	Weighted- average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)

Unvested, January 1, 2011	40,000	9.47	8.53	332,000
Granted	1,367,625	6.26
Vested	(444,375)	7.61		2,533,282
Forfeited	(169,500)	7.98

Unvested, December 31, 2011	793,750	5.30	9.48	777,875

The aggregate fair value of vested RSUs for 2009, 2010 and 2011 measured based on respective grant-date fair values was US$1,637,492, US$627,513 and US$2,184,581, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2011 was US$4,209,813 based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions. The weighted-average grant-date fair values of RSUs granted during 2009, 2010 and 2011 were US$5.08, US$8.00 and US$6.26, respectively. The total intrinsic value of RSUs vested during 2009, 2010 and 2011 was US$815,685, US$407,400 and US$2,533,282, respectively.

During the year ended December 31, 2011, the Company accelerated the vesting of 403,895 RSUs of certain terminated employees. As a result of that modification, the Company recognized additional compensation expense of RMB13,640,064 (US$2,167,188) in 2011.

As of December 31, 2011, there was US$3,522,688 of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 3.94 years. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

For stock options granted before January 1, 2008, the fair value of each share option grant was estimated on the date of grant using the Black-Scholes option pricing model. For share options granted after January 1, 2008, the

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

19. SHARE OPTION PLANS (CONT’D)

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

The Company calculated the estimated fair value of share options on the grant date using the binomial-lattice model for 2009, 2010 and 2011, respectively, with the following assumptions:

	Granted in 2009		Granted in 2010		Granted in 2011

Risk-free interest rate		1.14% – 3.81%		0.25% – 3.31%	3.33%
Expected dividend yield		0%		0%	0%
Expected volatility		80%		80%	80%
Sub-optimal early exercise factor		4 times		3-4 times	2.5 times
Fair value of ordinary shares	From US$ US$	0.74 to 1.53	From US$ US$	1.39 to 2.49	US$1.71

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

Total compensation expense relating to share options and RSUs recognized for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenues	5,808	7,898	5,177	823
Selling expenses	2,252	4,184	4,223	671
General and administrative expenses	33,252	18,365	27,929	4,437
Research and development expenses	1,359	1,516	1,002	159

	42,671	31,963	38,331	6,090

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

20. REDEEMABLE ORDINARY SHARES

On January 29, 2008 and concurrently with the convertible bond issuance (see Note 21), the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.

The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds ceases to be outstanding. Such rights will expire one month after the maturity of the convertible bonds. In addition, the holders of the ADSs have the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs, which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. The holders are entitled to receive all cash and non-cash distributions that an ordinary shareholder would receive but such distributions are required to be paid back to the Company upon repurchase of the ADSs.

The adoption of ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, on January 1, 2010 revised the Company’s accounting for the redeemable ordinary shares. The Company evaluated the redeemable ordinary shares concurrently with the bonds upon adoption of ASU 2009-15 and determined that the redeemable ordinary shares issued qualified as an own-share lending arrangement because the purpose of issuance of the shares was to increase the availability of the Company’s shares and facilitate the ability of the holders to hedge the conversion option in the Company’s convertible debt and the Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds ceases to be outstanding.

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

On October 25, 2011, the Company repurchased and cancelled 5,005,536 ADSs, representing 25,027,680 of the Company’s ordinary shares at the par value per share of US$0.0001.

21. CONVERTIBLE BONDS

On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (the “Notes”) due January 15, 2018 to third-party investors (the “Holders”). The Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.

The Holders may require the Company to redeem all or a portion of the Notes on January 15, 2015, at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest. The Holders may also require the Company to redeem all or a portion of the Notes at a price equal to 100% of principal amount of the Notes to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change, which is defined as a change in control or a termination of trading.

In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

21. CONVERTIBLE BONDS (CONT’D)

At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 ADSs (equivalent to an initial conversion price of approximately US$19.125 per ADS) per US$1,000 principal amount of the Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustment in certain circumstances.

The Notes were initially recorded at the principal amount of US$172,500,000. Direct debt issuance costs of RMB40,459,198 are deferred and amortized over the life of the Notes using the effective interest rate method. For the year ended December 31, 2011, the interest expense for the Notes was RMB142,407,000 (US$22,626,194).

At the commitment date on January 29, 2008, the Company evaluated and determined that the redemption and put options do not require bifurcation from the Notes under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument.

No beneficial conversion feature was recognized as the effective conversion price per ADS of US$19.125 was higher than the fair value per ADS of the Company at the commitment date (January 29, 2008) of US$17.73.

The adoption of ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, on January 1, 2009 revised the Company’s accounting for the conversion option of the Notes. The Company evaluated the conversion option of the Notes upon adoption of ASC 815-40 and determined that the conversion option qualified for derivative accounting because the conversion option, if freestanding, is not considered to be indexed to the Company’s own stock.

Accordingly, the conversion option was bifurcated from the Notes upon adoption of ASC 815-40 as a derivative liability at an initial fair value of RMB962,993,000. Changes in fair value of the conversion options are recognized through the statements of operations. For the year ended December 31, 2011, the Company recorded a gain of RMB264,384,000 (US$42,006,387) (2010: a gain of RMB31,623,000) resulting from the change in fair value of the conversion option. ASC 815-40 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of RMB644,812,000, which represents the cumulative gains on re-measurement that would have been recognized if the guidance in ASC 815-40 had been applied from the Notes issuance date on January 29, 2008, was recorded on January 1, 2009 to accumulated deficit. As of December 31, 2011, the conversion option, which has been combined with the Notes on the balance sheet, was recorded at a fair value of RMB13,182,000 (US$2,094,409) (2010: RMB277,566,000).

22. LONG-TERM PAYABLE

As of December 31, 2011, the Group recorded RMB50,000,000 (US$7,944,200) of government grants received as a long-term payable because the Group has not fulfilled the conditions required by the local government. According to the agreement with the administration committee of Nantong Economic and Technological Development Zone, SolarOne Nantong will need to achieve certain requirements on its production capacity in three years after the completion of its construction. Failure to meet the requirement after three year’s construction may result in refund of certain portion of the government subsidies received. As of December 31, 2011, the construction has not been completed.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

23. INCOME TAXES

Current taxation

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC. In addition, the Group also has several non-PRC subsidiaries, including SolarOne Investment, SolarOne HK, SolarOne USA, and SolarOne GmbH.

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries are subject to EIT at a statutory rate of 25%.

In March 2005, SolarOne Qidong was granted a 5-year tax holiday commencing in 2005 which entitles it to a two-year EIT exemption followed by a three-year 50% reduced EIT rate (“tax holiday”). During 2008, SolarOne Qidong received approval from the PRC taxation authorities as a “High and New Technology Enterprise” (“HNTE”) and obtained an HNTE certificate. In 2011, the Company successful renewed its HNTE status for another three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential enterprise income tax policies, the new tax law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply at its sole and absolute discretion. SolarOne Qidong has chosen to apply the tax holiday for year 2008 and 2009. For the 2010 and 2011 tax years, the income tax rate for SolarOne Qidong was 15%.

Solar Shanghai, SolarOne Technology, Solar Engineering, Solar R&D, SolarOne Nantong and Nantong Hanwha I&E, the domestic companies in the PRC, are subject to EIT at a rate of 25% for the years ended December 31, 2009, 2010 and 2011.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

23. INCOME TAXES (CONT’D)

Current taxation (cont’d)

(Loss) / income before income taxes and non-controlling interest consists of:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(468,907)	(94,101)	(334,470)	(53,142)
PRC	347,919	1,149,441	(740,579)	(117,666)

	(120,988)	1,055,340	(1,075,049)	(170,808)

The income tax (expense)/benefit is comprised of:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(40,375)	(330,038)	(28,358)	(4,506)
Deferred	16,447	32,055	173,303	27,535

	(23,928)	(297,983)	144,945	23,029

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to PRC operations to income tax (expense)/benefit is as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate at 25%	30,247	(263,835)	268,762	42,702
Non-deductible expenses	(3,348)	(13,561)	(55,004)	(8,730)
Tax holidays	28,123	—	—	—
Preferential tax treatment	—	111,247	(65,629)	(10,428)
Research and development expense	1,923	6,165	4,020	639
Tax rate differences	(53,941)	(42,864)	(21,151)	(3,361)
Deferred tax benefit including change in tax rate	10,111	37,390	69,862	11,100
Unrecognized tax benefit	—	(116,088)	—	—
Changes in the valuation allowance	(37,043)	(16,437)	(55,915)	(8,893)

	(23,928)	(297,983)	144,945	23,029

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.10	—	—	—

Diluted	0.10	—	—	—

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

23. INCOME TAXES (CONT’D)

Deferred taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Tax credit	7,569	—	—
- Warranty provision	32,922	40,533	6,440
- Inventory write-off	25,617	115,149	18,295
- Allowance for advance to suppliers	44,991	116,926	18,578
- Allowance for doubtful accounts	936	13,980	2,221
- Derivative contracts	(1,872)	4,925	783
- Idle capacity cost	—	311	49
- Sales cut-off	12,031	2,505	398
- Tax loss carried forward	—	8,482	1,348
- Other	11,512	18,038	2,866
Valuation allowance	(42,095)	(56,259)	(8,939)

Net current deferred tax assets	91,611	264,590	42,039

Non-current:
- Tax losses	42,380	84,824	13,477
- Fixed assets	17,258	16,374	2,601
- Long-term deferred expenses	180	106	17
- Other	14	13	2
Valuation allowance	(43,073)	(84,824)	(13,477)

Net non-current deferred tax assets	16,759	16,493	2,620

Deferred tax liabilities:
Non-current:
- Land use rights	25,977	25,387	4,034

Non-current deferred tax liabilities	25,977	25,387	4,034

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

23. INCOME TAXES (CONT’D)

Deferred taxation (cont’d)

differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence.

As of December 31, 2010 and 2011, the Group has a net tax operating loss from its PRC subsidiaries of nil and RMB42,671,000 (US$6,779,739), respectively, which starts to expire in 2016. As of December 31, 2010 and 2011, the Group has a net tax operating loss from its non-PRC subsidiaries of RMB167,355,000 and RMB322,288,000 (US$51,206,406), respectively, which starts to expire in 2029.

As of December 31, 2011, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain Tax Positions

As of December 31, 2011, the Group’s unrecognized tax benefit is RMB143,473,000 (US$22,795,564). During 2010, the Group recorded a provision of RMB116,088,000 an unrecognized tax benefit related to SolarOne Qidong due to the uncertainty as to whether this subsidiary would meet certain requirements during its annual self-assessment in order to be eligible for the reduced EIT rate of 15%. The remaining RMB27,385,000 (US$4,351,038) of the unrecognized tax benefit was related to its Hong Kong subsidiary, which based on the facts and circumstances, including, notably, the uncertainty of the interpretation of and administrative practices associated with the applicable PRC Income Tax Law as of December 31, 2011, may be considered a PRC tax resident.

It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	27,385	27,385	143,473	22,796
Incurred during the year	—	116,088	—	—

Ending balance	27,385	143,473	143,473	22,796

Based on existing PRC tax regulations, the tax periods of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, Solar Engineering, SolarOne Nantong and Nantong Hanwha I&E for the years ended December 31, 2007 to December 31, 2011 remain open to potential examination by the tax authorities. The tax periods for the Company’s non-PRC subsidiaries’ for the years ended December 31, 2007 to December 31, 2011 also remain open to potential examination by the respective tax authorities.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

24. RELATED PARTY TRANSACTIONS

Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)**	Controlling owner was also a significant shareholder of the Company
Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)**	Controlling owner was also a significant shareholder of the Company
Nantong Huahong Ecological Gardening Co., Ltd. (“Nantong Huahong”)*/**	Controlling owner was also a significant shareholder of the Company
Nantong Linyang Labor Service Company (“Linyang Labor Service”)**	Controlling owner was also a significant shareholder of the Company
Q-Cells International GmbH (“QCI”)**	Controlling owner was also a significant shareholder of the Company
Q-Cells SE (“Q-Cells”)**	Controlling owner was also a significant shareholder of the Company
SMIC Energy Technology (Shanghai) Corporation (“SMIC ET”)***

A wholly owned subsidiary of Semiconductor Manufacturing International Corporation (“SMIC”) where David N.K. Wang, one of the Company’s independent directors, served as president and chief executive officer

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”)***	A wholly owned subsidiary of SMIC where David N.K. Wang, one of the Company’s independent directors, served as president and chief executive officer
Hanwha Chemical Corporation (“Hanwha Chemical”)	Holding company of Hanwha Solar
Hanwha Corporation	Holding company of Hanwha Chemical
Ya An Yongwang Silicon Co., Ltd. (“Ya An”)	A wholly owned subsidiary of HongKong YongWang Silicon Investment Co., Ltd., whose significant shareholder is Hanwha Chemical
Hanwha L&C Trading (Shanghai) Co., Ltd. (“Hanwha L&C”)	A wholly owned subsidiary of Hanwha Chemical
Hanwha S&C Co., Ltd. (“Hanwha S&C”)	A company whose significant shareholder, Dong KwanKim, is one of the Company’s directors
Hanwha Solarenergy Corporation (“Hanwha Solarenergy”)	A subsidiary of Hanwha Corporation, of which Hanwha Corporation has 80% of shares and Hanwha S&C has 20% of shares
Hancomm, Inc. (“Hancomm”)	A company whose significant shareholder is Hanwha S&C
Hanwha TechM Co., Ltd. (“Hanwha TechM”)	A wholly owned subsidiary of Hanwha Corporation
Hanwha Europe GmbH (“Hanwha Europe”)	A wholly owned subsidiary of Hanwha Corporation
Hanwha Japan Co., Ltd. (“Hanwha Japan”)	A wholly owned subsidiary of Hanwha Corporation
Hanwha 63 City C., Ltd. (“Hanwha 63 City”)	A wholly owned subsidiary of Hanwha Corporation
Foodist Food Culture (Shanghai) Co., Ltd. (“Foodist Food Culture”)	A wholly owned subsidiary of Hanwha Corporation

*	Previously known as Nantong Linyang Ecological Cultural Co., Ltd.

**	Subsequent to the completion of share transfer on September 16, 2010 (Note 26), these companies ceased to be related parties to the Group.

***	Subsequent to David N.K. Wang’s resignation from SMIC in July 2011, these companies ceased to be related parties of the Group.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

24. RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions

The Group had the following significant related party transactions and balances during the periods presented:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Advance paid to the related party:
- Ya An	—	367,619	108,446	17,230
- Hanwha Chemical	—	7,679	76,436	12,144
- Hanwha L&C	—	—	43,481	6,908

Purchase of raw materials from:
- Ya An	9,600	339,122	116,943	18,580
- Hanwha Chemical	—	1,883	86,735	13,781
- Hanwha L&C	—	1,142	63,129	10,030
- Linyang Electronics*	33,124	79,187	—	—
- SMIC ET**	—	4,602	—	—

Purchase of services from:
- Hancomm	—	—	27,235	4,327
- Foodist Food Culture	—	—	8,177	1,299
- Hanwha S&C	—	—	5,876	934
- Hanwha Solarenergy	—	—	570	91
- SMIC Shanghai**	—	1,801	—	—
- Linyang Electronics*	2,335	680	—	—
- Qidong Huahong*	2,800	—	—	—
- Nantong Huahong*	642	—	—	—
- Linyang Labor Service*	2,205	889	—	—

Purchase of fixed assets from:
- Hanwha TechM	—	—	30,026	4,771
- SMIC ET**	—	33,662	—	—
- Linyang Electronics*	567	1,510	—	—
- Nantong Huahong*	—	990	—	—

Sales of products to:
- Hanwha Corporation	—	—	468,381	74,418
- Hanwha Solarenergy	—	—	87,702	13,934
- Hanwha Chemical	—	—	24,106	3,830
- Hanwha 63 City	—	—	3,367	535
- Hanwha Europe	—	—	228	36
- Hanwha Japan	—	—	67	11
- Hanwha L&C	—	—	6	1
- Q-Cells*	—	442,832	—	—
- QCI*	336,485	32,924	—	—

Buildings leased from:
- SMIC Shanghai**	—	1,229	4,291	682
- Linyang Electronics*	3,932	2,856	—	—
- Qidong Huahong*	—	1,368	—	—

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

24. RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions (cont’d)

*

Subsequent to the completion of share transfer on September 16, 2010 (Note 26), these companies ceased to be related parties to the Group. Therefore, the above transaction only included transactions before September 16, 2010.

**

Subsequent to David N.K. Wang’s resignation from SMIC in July 2011, these companies ceased to be related parties of the Group. Therefore, the above transaction for 2011 only included transactions before July 31, 2011.

Balances with Related Parties

As of December 31, 2010 and 2011, balances with related parties are comprised of the following:

	As of December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Amount due from related parties:
- Hanwha Corporation	—	153,956	24,461
- Hanwha Solarenergy	—	51,881	8,243
- Ya An	22,023	20,000	3,178
- Hanwha L&C	—	8,134	1,292
- Hanwha Chemical	5,796	6,344	1,008
- Hancomm	—	885	141
- Hanwha Europe	—	186	29
- Hanwha Japan	—	67	11

	27,819	241,453	38,363

Amount due from related parties, non-current portion:
- Ya An	15,000	—	—

Amount due to related parties:
- Hanwha L&C	—	29,326	4,659
- Hanwha TechM	—	5,986	951
- Hanwha Chemical	—	5,911	939
- Hanwha S&C	—	560	89
- Hancomm	—	411	65
- Hanwha Europe	—	148	24
- Ya An	8,526	—	—
- SMIC Shanghai*	3,515	—	—
- Hanwha L&C	1,142	—	—

	13,183	42,342	6,727

*

Subsequent to David N.K. Wang’s resignation from SMIC in July 2011, these companies ceased to be related parties of the Group. Therefore, the above balances with related parties as of December 31, 2011 did not include the amount due from/to SMIC.

As of December 31, 2010 and 2011, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

25. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB29,402,000, RMB52,369,000 and RMB84,493,000 (US$13,424,586) for the years ended December 31, 2009, 2010 and 2011, respectively.

26. SHARE ISSUANCE AND REPURCHASE AGREEMENT

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

The Company recorded the shares issued in the Share Issuance and Repurchase Agreement with Hanwha Solar as a liability in accordance ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as there is an unconditional obligation that requires the Company to redeem the shares by transferring assets at a determinable date at the par value per share of US$0.0001. As of December 31, 2010, the Company has issued 30,672,689 ordinary shares to Hanwha Solar and recorded a liability of RMB20,554 in other current liabilities in connection with the Share Issuance and Repurchase Agreement.

In March 2011, the Company issued 14,407,330 ordinary shares to Hanwha Solar in connection with the Share Issuance and Repurchase Agreement and recorded an additional liability of US$1,441 in other current liabilities in connection with the Share Issuance and Repurchase Agreement.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

26. SHARE ISSUANCE AND REPURCHASE AGREEMENT (CONT’D)

On October 25, 2011, in connection with the repurchase of redeemable ordinary shares (Note 20), the Company repurchased and cancelled 25,017,671 ordinary shares in connection with the Share Issuance and Repurchase Agreement and reversed an amount of US$2,502. Accordingly, as of December 31, 2011, the Company has 20,062,348 outstanding shares issued to Hanwha Solar under the Share Issuance and Repurchase Agreement with a corresponding liability of RMB12,555 (US$1,995) recorded in other current liabilities (Note 12).

27. COMMITMENTS AND CONTINGENCIES

Acquisition of fixed assets

As of December 31, 2011, the Group had commitments of approximately RMB338,677,000 (US$53,810,356) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within the next twelve months.

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2011 are as follows:

	As of December 31, 2011
	(RMB’000)	(US$’000)

Year 2012	9,759	1,550
Year 2013	1,106	176
Year 2014 and thereafter	—	—

Total	10,865	1,726

The terms of the leases do not contain rent escalation or contingent rent.

Purchase of raw materials

The commitments related to framework contracts to purchase raw materials as of December 31, 2011 are as follows:

	As of December 31, 2011
	(RMB’000)	(US$’000)

Year 2012	127,867	20,316
Year 2013	52,804	8,390
Year 2014	103,462	16,438
Year 2015	91,420	14,525
Year 2016 and thereafter	—	—

	375,553	59,669

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

27. COMMITMENTS AND CONTINGENCIES (CONT’D)

Purchase of raw materials (cont’d)

The above listing of amounts and timing of purchases are based on management’s best estimate using existing terms in the framework contracts, as amended or supplemented. To the extent the terms of the contracts are revised through negotiation or agreement between the Group and its suppliers, the amount or timing of purchases could change.

Income Taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2010 and 2011, the Group has recorded an unrecognized tax benefit for RMB143,473,000 and RMB143,473,000 (US$22,795,564), respectively.

28. SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV-related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Germany	2,668,477	4,706,767	2,652,159	421,386
USA	17,306	436,747	859,290	136,527
The PRC	179,460	612,695	599,247	95,211
Australia	177,637	407,261	448,498	71,259
Italy	4,446	572,420	358,121	56,900
Netherlands	—	—	330,920	52,578
France	88,452	94,694	303,328	48,194
Canada	—	92,063	157,650	25,048
Spain	37,326	131,166	152,133	24,171
India	6	—	136,249	21,648
Belgium	23,786	83,431	132,932	21,121
The Czech Republic	245,814	165,906	785	125
Others	337,588	245,395	285,173	45,309

Total net revenue	3,780,298	7,548,545	6,416,485	1,019,477

All the long-lived assets of the Group are located in the PRC.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

28. SEGMENT REPORTING (CONT’D)

The customers that accounted for 10% or more of total net revenue are as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Schueco International KG	1,562,883	2,526,512	967,398	153,704
MEMC Singapore Pte Ltd.	*	*	695,680	110,532

*	Less than 10%

29. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each period presented are calculated as follows (in thousands, except share and per share amounts):

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Numerator:
Income (loss) attributable to ordinary shareholders — basic	(145,227)	757,357	(930,104)		(147,779)

Interest expense of convertible bonds and change in fair value of conversion feature of convertible bonds	—	87,357	—		—

Income (loss) attributable to ordinary shareholders — diluted	(145,227)	844,714	(930,104)		(147,779)

Denominator:
Weighted-average number of shares outstanding, opening	268,745,299	289,087,589	419,318,032		419,318,032
Weighted-average number of shares issued during the year	4,826,493	21,236,348	—		—
Conversion of convertible bonds	4,630	—	—		—
Weighted-average number of new ordinary shares issued in connection with exercise of options and vesting of RSUs	491,338	939,371	1,007,669		1,007,669

Weighted-average number of shares outstanding — basic	274,067,760	311,263,308	420,325,701		420,325,701
Weighted-average number of stock options and RSUs granted in connection with the stock option plan	—	917,778	—		—
Weighted-average number of shares to be issued upon the conversion of convertible bonds	—	45,091,519	—		—

Weighted-average number of shares outstanding — diluted	274,067,760	357,272,605	420,325,701		420,325,701

Basic net income (loss) per share	(RMB0.53)	RMB2.43	(RMB2.21)	(US$	0.35)

Diluted net income (loss) per share	(RMB0.53)	RMB2.36	(RMB2.21)	(US$	0.35)

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

29. INCOME (LOSS) PER SHARE (CONT’D)

During the years ended December 31, 2010 and 2011, the Company issued 1,500,000 and 1,750,000 ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

For the years ended December 31, 2009 and 2011, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net income (loss) per share as they are not entitled to the earnings of the Company.

30. FAIR VALUE MEASUREMENTS

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

Foreign currency and commodity derivatives and interest rate swap are classified within Level 2 because they are valued using models utilizing market observable and other inputs.

The fair value of the conversion option of convertible bonds as of December 31, 2011 was estimated based on the following assumptions:

Risk-free interest rate		1.10%
Time to maturity		6.04
Expected volatility		102.63%
Comparable yield to maturity		16.28%
Fair value per ADS	US$	0.98

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

30. FAIR VALUE MEASUREMENTS (CONT’D)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011 are summarized below:

	Fair value measurements at December 31, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2010
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Cash and cash equivalents
- Time deposits	1,630,777	—	—	1,630,777
- Restricted cash	100,490	—	—	100,490

Foreign currency / commodity / interest rate swap derivatives
- Financial assets	—	7,489	—	7,489
- Financial liabilities	—	8,047	—	8,047

Conversion option of convertible bonds	—	—	277,566	277,566

	Fair value measurements at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2011
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash and cash equivalents
- Time deposits	1,976,555	—	—	1,976,555	314,043
- Restricted cash	281,626	—	—	281,626	44,746

Foreign currency / commodity / interest rate swap derivatives
- Financial assets	—	29,091	—	29,091	4,622
- Financial liabilities	—	30,670	—	30,670	4,873

Conversion option of convertible bonds	—	—	13,182	13,182	2,094

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

30. FAIR VALUE MEASUREMENTS (CONT’D)

The following is a reconciliation of the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2011.

Conversion option of convertible bonds
(RMB’000)

Balance as of January 1, 2010	309,189
Unrealized gain	(31,623)

Balance as of December 31, 2010	277,566
Unrealized gain	(264,384)

Balance as of December 31, 2011	13,182

The amount of realized or unrealized gain/loss is included in the consolidated statements of operations in “Changes in fair value of conversion feature of convertible bonds.”

In accordance with ASC 820, goodwill was written down to the fair value of zero, resulting in an impairment loss of RMB134,735,000 (US$21,407,236), which was included in “Impairment of goodwill” in the consolidated statements of operations for the year ended December 31, 2011. Upon impairment, goodwill is classified within Level 3 because it is valued using an income approach using discounted cash flows derived based on management’s assumptions and estimates.

Assets measured at fair value on a non-recurring basis are summarized below:

			Fair value measurements at December 31, 2011 using:
	As of December 31, 2011		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment loss recognized for the year ended December 31, 2011
	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Goodwill	—	—	—	—	—	134,735	21,407

31. SUBSEQUENT EVENTS

Change in warranty terms

In 2012, the Group changed its the standard warranty terms for PV modules sold beginning on January 1, 2012. The unlimited 5-year warranty against technical defects was extended to 12 years. In addition, the Group changed its limited 20 to 25-year warranty against declines in power generation capacity of more than 20% to a 25-year linear warranty under which it guaranteed no less than 97% of the nominal power generation capacity for the typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

31. SUBSEQUENT EVENTS (CONT’D)

Repurchase of convertible bonds

In January and February 2012, the Company repurchased a portion of its convertible bonds with principal amount of US$49,900,000.

Establishment of a subsidiary

On February 7, 2012, the Group established a wholly owned subsidiary, Hanwha Solar Canada Inc., with registered capital of 1,000 Canadian dollars. The entity is currently dormant and its principle activities will be the manufacturing, marketing and sales of PV products.

Modification of bank covenants

On March 1, 2012, the Group entered into an amendment agreement with Bank of China for the long-term loan agreement under which the Group had breached a covenant as of December 31, 2011 (Note 11) to modify the terms of the covenants.

Arbitration with LDK

On June 8, 2009, LDK, one of the Company’s major silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that the Company failed and continues to fail to perform under the terms of a multi-year framework supply agreement, seeking to enforce the Company’s performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. On July 9, 2009, the Company submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104,405,000 that the Company made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred as a result of the stoppage of deliveries under the framework supply agreement.

On March 23, 2012, Shanghai Arbitration Commission ruled that all requests filed by LDK were dismissed for the arbitration between SolarOne Qidong and LDK. Pursuant to the final ruling, LDK is to refund the deposit amount of RMB104,405,000 to the Company within 30 days from the date of the ruling, and the requests filed by the Company requesting compensation for estimated losses incurred by the Company of RMB35 million was dismissed as well. As of April 30, 2012, the Company had not received the repayment from LDK.

Long-term bank borrowing

On April 12, 2012, SolarOne HK entered into a 3-year bank facility agreement with the principal amount of US$180 million with a group of financial institutions. The borrowings under this agreement are guaranteed by Hanwha Chemical. The borrowings were drawn down on April 26, 2012.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries (excluding subsidiaries with net accumulated losses) which are restricted from transfer amounted to RMB3,718,151,000 (US$590,754,699) as of December 31, 2011.

Condensed Balance Sheets

		As of December 31,
	Note	2010	2011	2011
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		27,809	6,770	1,076
Other receivables		3,465	100	16
Deferred expenses		294	212	34
Amount due from subsidiaries	b	4,196,861	3,925,198	623,651
Derivative contracts		—	18,122	2,879

Total current assets		4,228,429	3,950,402	627,656

Non-current assets:

Long-term deferred expenses	c	25,687	19,727	3,134
Investment in subsidiaries	a	1,679,959	872,625	138,646

Total non-current assets		1,705,646	892,352	141,780

Total assets		5,934,075	4,842,754	769,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Other payables	d	20,828	19,332	3,072
Derivative contracts		8,047	—	—
Amount due to subsidiaries	b	23,457	21,137	3,358

Total current liabilities		52,332	40,469	6,430

Non-current liabilities:

Convertible bonds		687,435	498,646	79,227

Total non-current liabilities		687,435	498,646	79,227

Total liabilities		739,767	539,115	85,657

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Balance Sheets (cont’d)

		As of December 31,
	Note	2010	2011	2011
		(RMB’000)	(RMB’000)	(US$’000)

Redeemable ordinary shares (par value US$0.0001 per share; 45,098,055 and 20,070,375 shares issued and outstanding at December 31, 2010 and 2011, respectively )		55	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 and 1,000,000,000 shares authorized; 420,645,432 shares and 422,395,432 shares issued and outstanding at December 31, 2010 and 2011, respectively)		314	315	50
Additional paid-in capital		3,956,953	3,996,418	634,967
Retained earnings		1,236,986	306,882	48,758

Total shareholders’ equity		5,194,253	4,303,615	683,775

Total liabilities, redeemable ordinary shares and shareholders’ equity		5,934,075	4,842,754	769,436

Condensed Statements of Operations

		For the year ended December 31,
	Note	2009	2010	2011	2011
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenues		—	—	—	—

Cost of revenues		—	—	—	—

Gross loss		—	—

Operating expenses		(22,969)	(7,822)	(20,574)	(3,269)

Operating loss		(22,969)	(7,822)	(20,574)	(3,269)

Share of profit (loss) from subsidiaries		21,254	924,740	(843,703)	(134,051)
Interest income		4	5	3	1
Interest expense		(98,066)	(118,980)	(142,407)	(22,626)
Changes in fair value of derivative contracts		30,506	7,082	(7,508)	(1,193)
Changes in fair value of conversion feature of convertible bonds		(73,887)	31,623	264,384	42,006
Exchange losses		(2,069)	(79,291)	(180,299)	(28,647)

Income (loss) before tax		(145,227)	757,357	(930,104)	(147,779)

Income tax expense		—	—	—	—

Net income (loss)		(145,227)	757,357	(930,104)	(147,779)

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2009	2010	2011	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net cash used in operating activities	(6,401)	(9,913)	(56,383)	(8,958)

Net cash used in investing activities	(134,059)	(1,602,242)	(5,105)	(811)

Net cash provided by financing activities	135,920	1,634,371	40,449	6,426

Net (decrease) increase in cash and cash equivalents	(4,540)	22,216	(21,039)	(3,343)
Cash and cash equivalents at the beginning of year	10,133	5,593	27,809	4,419

Cash and cash equivalents at the end of year	5,593	27,809	6,770	1,076

Notes to the Condensed Financial Statements of the Company

(a) Basis of presentation

In the Company-only condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of (loss) profit from subsidiaries” on the condensed statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b) Related party transactions and balances

As of December 31, 2010 and 2011, the Company made advances to its subsidiaries of RMB4,196,861,000 and RMB3,925,198,000 (US$623,651,154), respectively. For the years ended December 31, 2010 and 2011, subsidiaries of the Company paid operating expenses of RMB23,457,000 and RMB21,137,000 (US$3,358,331), respectively, on behalf of the Company.

As of December 31, 2010 and 2011, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2011

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Notes to the Condensed Financial Statements of the Company (cont’d)

(c) Long-term deferred expenses

The long-term deferred expenses as of December 31, 2010 and 2011 mainly included the cost related to issuance of convertible bonds (Note 21) to be amortized over 10 years using the effective interest rate method. These issuance costs have been recorded as “Long-term deferred expenses.” As of December 31, 2010 and 2011, the unamortized costs related to the issuance of convertible bonds amounted to RMB25,664,000 and RMB19,718,000 (US$3,132,875), respectively.

(d) Other payables

As of December 31, 2010 and 2011, other payables mainly included interest payable to the holders of the convertible bonds of RMB18,434,000 and RMB17,544,000 (US$2,787,461), respectively.

(e) Commitments

The Company did not have any significant commitments or long-term obligations, other than the convertible bonds, as of any of the periods presented.

(f) Convenience translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 30, 2011 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.