Form 20-F
period 2012-12-31
Hanwha SolarOne Co., Ltd.
filed 2013-04-29
CIK 1371541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

463,528,155 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

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

•

“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 97%, 420,000 125mm x 125mm or 247,820 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 4.16 W of power, respectively, and that each PV module contains 72 125mm x 125mm PV cells or 54 156mm x 156mm PV cells;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•

“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share, (i) the remaining 4,014,075 ADSs we issued to facilitate the convertible bond offering in January 2008; (ii) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010 are not considered outstanding; and (iii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

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

In November 2010, we issued and sold 9,200,000 ADSs with an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million.

In October 2011, we repurchased and cancelled 5,005,536 ADSs and the ordinary shares represented by such ADSs, which were issued pursuant to a share issuance and repurchase agreement dated January 23, 2008 to facilitate our convertible bond offering in January 2008, from Morgan Stanley & Co. International PLC. We also repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar. These ADSs and ordinary shares were repurchased at par value of US$0.0005 per ADS and US$0.0001 per ordinary share, respectively.

In 2012, we repurchased our 2018 convertible bonds in a total principal amount of US$71.9 million.

ii

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data, except for “Other Operating Data,” have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. The report of Ernst & Young Hua Ming LLP on our consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 is included elsewhere in this annual report on Form 20-F. The consolidated statement of comprehensive income data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data
Net revenues
Third parties	4,950,319	3,443,813	7,072,789	5,832,628	2,639,453	423,661
Related parties	—	336,485	475,756	583,857	1,038,927	166,759
Total net revenues	4,950,319	3,780,298	7,548,545	6,416,485	3,678,380	590,420

Cost of revenues	(4,887,074)	(3,309,969)	(5,869,503)	(6,633,542)	(4,003,885)	(642,667)

Gross profit (loss)	63,245	470,329	1,679,042	(217,057)	(325,505)	(52,247)

Operating expenses
Selling expenses	(105,986)	(137,421)	(269,202)	(279,788)	(348,568)	(55,949)
General and administrative expenses	(143,340)	(177,266)	(172,117)	(340,405)	(278,033)	(44,628)
Provision for doubtful accounts receivable and other receivables	—	(3,723)	278	(56,234)	(137,674)	(22,098)
Research and development expenses	(19,679)	(32,025)	(53,500)	(68,217)	(90,820)	(14,578)
Impairment of goodwill	—	—	—	(134,735)	—	—

Total operating expenses	(269,005)	(350,435)	(494,541)	(879,379)	(855,095)	(137,253)

Operating profit (loss)	(205,760)	119,894	1,184,501	(1,096,436)	(1,180,600)	(189,500)
Interest expense	(103,146)	(157,907)	(161,677)	(171,059)	(299,515)	(48,075)
Interest income	10,004	5,002	6,141	11,763	15,841	2,543
Exchange gains (losses)	(35,230)	(23,814)	(89,272)	(3,965)	8,875	1,425
Changes in fair value of derivative contracts	83,090	9,594	77,531	(70,778)	5,326	855

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)
Changes in fair value of conversion feature of convertible bonds	—	(73,887)	31,623	264,384	(5,692)	(914)
Loss on extinguishment of debt	—	—	—	—	(82,713)	(13,276)
Other income	17,247	11,965	12,396	5,144	9,265	1,487
Other expenses	(25,604)	(11,835)	(5,903)	(14,102)	(18,391)	(2,952)
Income (loss) before income taxes	(259,399)	(120,988)	1,055,340	(1,075,049)	(1,547,604)	(248,407)
Income tax benefit/(expenses)	(6,519)	(23,928)	(297,983)	144,945	(15,255)	(2,449)
Net income (loss)	(265,918)	(144,916)	757,357	(930,104)	(1,562,859)	(250,856)
Net (income) loss attributable to non-controlling interest	(14,573)	(311)	—	—	—	—

Net income (loss) attributable to shareholders	(280,491)	(145,227)	757,357	(930,104)	(1,562,859)	(250,856)

Net income (loss) attributable to shareholders per share Hanwha SolarOne Co., Ltd.
— Basic	(1.11)	(0.53)	2.43	(2.21)	(3.70)	(0.59)
— Diluted	(1.11)	(0.53)	2.36	(2.21)	(3.70)	(0.59)
Number of shares used in computation of net income (loss) per share
— Basic	252,659,614	274,067,760	311,263,308	420,325,701	422,167,505	422,167,505
— Diluted	252,659,614	274,067,760	357,272,605	420,325,701	422,167,505	422,167,505
Net income (loss) per ADS
— Basic	(5.55)	(2.65)	12.17	(11.05)	(18.51)	(2.97)
— Diluted	(5.55)	(2.65)	11.82	(11.05)	(18.51)	(2.97)
Number of ADS used in computation of net income (loss) per ADS
— Basic	50,531,923	54,813,552	62,252,662	84,065,140	84,433,501	84,433,501
— Diluted	50,531,923	54,813,552	71,454,521	84,065,140	84,433,501	84,433,501

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Other Financial Data
Gross margin	1.3%	12.4%	22.2%	(3.4)%	(8.8)%	(8.8)%
Operating margin	(4.2)%	3.2%	15.7%	(17.1)%	(32.1)%	(32.1)%
Net margin	(5.7)%	(3.8)%	10.0%	(14.5)%	(42.5)%	(42.5)%
Net cash (used in) provided by operating activities (in thousands)	(674,040)	688,895	266,760	255,494	(1,052,213)	(168,892)
Other Operating Data

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)	172.8	313.4	797.9	844.4	829.8

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)	26.77	15.27	11.58	8.87	4.47	0.72

	As of December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	410,901	645,720	1,630,777	1,976,555	676,476	108,582
Restricted cash	88,137	60,539	100,490	281,626	150,462	24,151
Accounts receivable — net	319,537	587,488	1,282,807	537,540	956,969	153,604
Notes receivable	—	—	10,000	60,208	2,681	430
Inventories — net	731,708	783,973	790,773	684,049	838,727	134,625
Advance to suppliers — net	1,145,614	540,145	764,063	475,645	166,838	26,779
Other current assets	481,749	180,315	255,432	528,572	356,784	57,268
Deferred tax assets — net	62,481	76,904	108,370	281,083	257,601	41,348
Derivative contracts	39,665	7,360	7,489	29,091	—	—
Amount due from related parties — net	19	12,458	27,819	241,453	420,610	67,513
Long-term prepayments	—	439,617	394,282	204,570	184,065	29,544
Amount due from related parties — non-current portion	—	—	15,000	—	—	—
Fixed assets — net	1,492,575	1,586,283	2,084,027	4,715,962	4,779,873	767,222
Intangible assets — net	212,736	208,563	205,763	334,987	335,047	53,779
Long-term deferred expenses	37,467	33,158	27,273	49,702	25,200	4,045
Goodwill	134,735	134,735	134,735	—	—	—
Total assets	5,157,324	5,297,258	7,839,100	10,401,043	9,151,333	1,468,890
Short-term bank borrowings	1,098,832	404,764	318,919	1,764,251	1,162,372	186,574
Long-term bank borrowings, current portion	30,000	120,000	215,000	242,604	467,204	74,991
Accounts payable	217,026	441,768	478,129	1,024,947	1,061,723	170,418
Notes payable	39,341	186,921	181,265	462,602	314,517	50,483
Accrued expenses and other liabilities	189,028	191,895	404,826	375,238	400,537	64,291
Customer deposits	9,494	59,685	33,538	84,871	36,314	5,829
Deferred tax liabilities	28,571	26,566	25,977	25,387	24,798	3,980
Unrecognized tax benefit	27,385	27,385	143,473	143,473	143,473	23,029
Derivative contracts	5,792	1,148	8,047	30,670	17,311	2,779
Amount due to related parties	39,766	16,765	13,183	42,342	72,045	11,564
Long-term bank borrowings	170,000	350,000	135,000	1,352,373	2,285,106	366,785
Long-term payable	—	—	—	50,000	50,000	8,026
Convertible bonds	1,178,969	658,653	687,435	498,646	368,590	59,163
Total liabilities	3,034,204	2,485,550	2,644,792	6,097,404	6,403,990	1,027,912
Redeemable ordinary shares	55	55	55	24	24	4
Total shareholders’ equity	2,123,065	2,811,653	5,194,253	4,303,615	2,747,319	440,974
Total liabilities, redeemable ordinary shares and shareholders’ equity	5,157,324	5,297,258	7,839,100	10,401,043	9,151,333	1,468,890

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2012 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2301 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry —

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 19, 2013, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period End	Average(2)	Low	High

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October 2012	6.2372	6.2627	6.2877	6.2372
November 2012	6.2265	6.2338	6.2454	6.2221
December 2012	6.2301	6.2328	6.2502	6.2251
January 2013	6.2186	6.2215	6.2303	6.2134
February 2013	6.2213	6.2323	6.2213	6.2438
March 2013	6.2108	6.2154	6.2105	6.2246
April 2013 (through April 19, 2013)	6.1772	6.1927	6.1720	6.2078

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

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions. During the second half of 2008 and the first half of 2009, many of our key markets, including Germany, Spain and the United States, and other national economies experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. During the global credit crisis, many of our customers and many end-users of our PV products experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased. As a result, they changed their decision or changed the timing of their decision to purchase our PV products. There can be no assurance that our customers or end-users will be able to obtain financing on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. Rising interest rates may make it difficult for end-users to finance the cost of PV systems and therefore limit the demand for our PV products and/or lead to a reduction in the average selling price of our PV products.

Since 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing have caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global credit crunch. These market conditions were exacerbated by an over-supply of PV products driven by increased manufacturing capacity, which adversely affected the prices of PV products. A protracted disruption in the ability of our customers to obtain financing, economic downturn or an increase in manufacturing capacity of the PV industry has led to, and may continue to have, a protracted material adverse effect on our business, financial condition and results of operations. In addition, since we have substantially increased our production capacity in the past few years, the decrease in demand for our products has led to, and may continue to result in, idle capacity. The reduction in demand has resulted in, and may continue to lead to, a significant amount of our capacity not being utilized, and our assets being impaired.

The average selling price of our PV products may continue to decrease.

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. As a result, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling price of our PV modules per watt decreased from RMB11.58 in 2010 to RMB8.87 in 2011, and to RMB4.47(US$0.72) in 2012. Our net profit margin declined from a positive margin of 10.0% in 2010 to a negative margin of 14.5% in 2011, and declined further to a negative margin of 42.5% in 2012. The average selling prices of our PV products may decline further, which could cause our sales and/or our profit margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.

As silicon supply increases, the corresponding increase in the global supply of PV modules may adversely affect our ability to increase or maintain our market share. Fluctuation in silicon price may also adversely impact our business and results of operations.

Silicon is an essential raw material used in the production of solar cells and modules. Prior to mid-2008, there was an industry-wide shortage of silicon. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely affect our business and results of operations. Due to the historical scarcity of silicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. Although the silicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the silicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased silicon manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. In addition, on July 20, 2012, the Ministry of Commerce of People’s Republic of China, or MOFCOM, initiated an anti-dumping investigation on imports of solar grade polysilicon originating in the United States and South Korea and an anti-subsidy investigation on the same products from the United States. On November 1, 2012, MOFCOM initiated an anti-dumping and an anti-subsidy investigation on the same products originating in the EU. On November 26, 2012, MOFCOM launched an investigation to determine whether anti-dumping duties, or AD, and countervailing duties, or CVD, on polysilicon imported from the United States, South Korea and the European Union, if any, should be levied retroactively. According to the updated timeline, MOFCOM’s preliminary determinations are scheduled to be issued by late June 2013 and the time of the final decisions is yet unclear but should in no case be later than the end of 2013. Since polysilicon is one of our major raw materials and we have one multi-year supply agreement with an overseas supplier in the above listed countries, if there is any AD or CVD imposed, whether retroactively or not, our cost of production for solar modules may be adversely affected. Partly due to China’s AD and anti-subsidy investigations against the United States, South Korean and European polysilicon manufactures, polysilicon prices rebounded slightly since December 2012 and remained below US$20 per kilogram as of the date of this annual report. We cannot assure you that the price of silicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. As the shortage of silicon eases, industry barriers to entry become less significant and the PV market may become more competitive. If we fail to compete successfully, our business may suffer and we may lose or be unable to gain market share and our financial condition and results of operations may be materially and adversely affected. Such price reductions could have a negative impact on our revenues and net income, and materially and adversely affect our business and results of operations.

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

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Australia, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Government economic incentives are set to be reduced and may be reduced further, or eliminated. For instance, further to the reductions in feed-in-tariffs in 2009 and 2010, the German government has reduced solar subsidies since April 1, 2012. In 2010, 2011 and 2012, Germany accounted for 62.5%, 41.3% and 40.5% of our net revenues, respectively. Despite the fact that Germany installed 7,634MW of PV modules in 2012, up 2% from 2011, its fourth quarter installations in 2012 fell by 66% compared with the fourth quarter of 2011. According to Gestore dei Servizi Energetici, the annual PV incentives paid out have reached €6.57 billion as of February 2013. The current funding cap will be reached once the annual incentives paid out reach €6.7 billion. The Italian government increased its current subsidy funding cap by only €700 million compared to previous years.

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

Prior to mid-2008, there was an industry-wide shortage of silicon-related materials including silicon, silicon wafers and PV cells, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon-related materials during the earlier periods of supply shortage, we entered into a number of multi-year supply agreements. The prices in the agreements we entered into prior to mid-2008 were generally pre-determined, but some of these agreements provided for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. Since the fourth quarter of 2008, the market prices for silicon-related materials have been decreasing significantly. Spot market prices of silicon-related materials have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. Due to the continuous significant decrease in prices of silicon-related materials, we have continued to renegotiate all of our multi-year supply agreements since 2009. After re-negotiation, the pricing terms of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. The pricing terms of each of these multi-year agreements were adjusted to be more in line with spot market pricing at the time of the re-negotiation. In addition, the quantity and/or timing of deliveries were also adjusted in each case to reflect our updated purchase requirements as a result of the changes in market conditions and our capacity expansion. We did not enter into any new multi-year supply agreement in 2012 and we have re-negotiated all of existing agreements to lower the unit price of the silicon related materials due to the significant decrease in the price of silicon related materials in 2012. While we have obtained reduced prices and other concessions from our suppliers, we cannot assure you that we will be able to obtain reduced prices from all of our suppliers in the future. If the prices of silicon-related materials continue to decrease in the future and we are unable to re-negotiate the prices of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues could be materially and adversely affected. In addition, the prices of our non-silicon-related raw materials are also subject to market forces beyond our control. If the prices of these materials increase in the future, our non-silicon-related cost of revenues could be materially and adversely affected.

Furthermore, other PV module manufacturers may be able to purchase silicon-related materials on the spot market at lower prices than those we have contracted for with our suppliers. We will continue to purchase a significant amount of silicon-related materials pursuant to our multi-year supply agreements. In the event we are unable to re-negotiate or fulfill our obligations under our supply agreements, we may be subject to significant inventory build-up and may be required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We recorded inventory write-downs of RMB134.5 million, RMB583.1 million and RMB326.1 million (US$52.3 million) in 2010, 2011 and 2012, respectively. If the prices we pay for silicon-related materials are significantly higher than the prices paid by our competitors, our competitive cost advantage of producing modules could decrease. Our inability to reduce a key manufacturing cost to the same degree as our competitors could adversely affect our ability to price our products competitively and our profit margins.

We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.

During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, on June 8, 2009, LDK, one of our silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that we failed to perform under the terms of a multi-year framework supply agreement, seeking to enforce our performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. In the hearing held by the Shanghai Arbitration Commission on March 23, 2012, all claims filed by LDK were dismissed and LDK was required to refund the deposit amounting to RMB104 million to us within 30 days from the date of the hearing. We have not received the refund from LDK as of the date of this report. While we are pursuing the enforcement of the awards, LDK submitted a new and separate arbitration request to the Shanghai Arbitration Commission updating its arbitration claim to seek damages of RMB446 million plus legal cost for our alleged failure to perform the aforesaid multi-year framework supply agreement on April 26, 2012. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal & Administrative Proceedings.”

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

Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. As of December 31, 2010, 2011 and 2012, we had advanced RMB1,158.3 million, RMB680.2 million and RMB350.9 million (US$56.3 million), respectively, to our suppliers. We recorded charges to cost of revenues of RMB0.1 million, RMB287.7 million and RMB186.0 million (US$29.9 million) in 2010, 2011 and 2012, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. In addition, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. We recorded charges to general and administrative expenses of nil, RMB54.5 million and RMB50.0 million (US$8.0 million) in 2010, 2011 and 2012, respectively, to provide for losses in relation to prepayments to suppliers that were in contractual default where we have termination rights that require repayment of the remaining deposits. In the event that a supplier fails to fulfill its delivery obligation or we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers. For example, Hoku Corporation and Hoku Materials, Inc., or Hoku collectively, have failed to fulfill their delivery obligations under their multi-year framework polysilicon supply agreement entered into on November 19, 2007 and refused to return our prepayment of US$49 million. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal & Administrative Proceedings.”

Most of our claims for prepayments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors which would undermine our chances of obtaining the return of our prepayments. If such suppliers fail to fulfill their delivery obligations under the contracts or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may have to record a provision relating to or write down prepayments made to such suppliers, which could materially and adversely affect our financial condition and results of operations.

Evaluating our business and prospects may be difficult because of the rapid changes in our industry, and our past results may not be indicative of our future performance.

We began operations in August 2004 and shipped our first PV modules and our first PV cells in February 2005 and November 2005, respectively. With the rapid growth of the PV industry prior to the fourth quarter of 2008, our business grew and evolved at a rapid rate but subsequently experienced a slowdown in 2011 and 2012. Our shipment volume in 2011 grew by 5.8% compared to a growth rate of 154.6% in 2010 and our shipment volume in 2012 decreased by 1.7% compared to 2011. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and we may not be able to achieve growth in future periods. Therefore, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company in a competitive industry seeking to develop and manufacture new products in a rapidly growing market, and you should not rely on our past results or our historic rate of growth as an indication of our future performance.

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

We depend on a limited number of customers and countries for a high percentage of our revenues and the loss of, a significant reduction in orders from, or failure to collect payments from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.

We currently sell a substantial portion of our PV products to a limited number of customers and countries. Our five largest customers accounted for an aggregate of 51.9%, 45.0% and 29.8% of our net revenues in 2010, 2011 and 2012, respectively. Our largest customer in 2010, 2011 and 2012 accounted for 33.6%, 15.1% and 7.6% of our net revenues, respectively. In 2012, all of our five largest customers are members of Hanwha Group. Members of Hanwha Group accounted for 28.2% of our net revenues in 2012. Most of our large customers are located in Europe, particularly in Germany, Italy and Greece. In 2010, 2011 and 2012, Germany accounted for 62.5%, 41.3% and 40.5% of our net revenues, respectively. In 2012, Germany, the U.S. and China were the top three countries in terms of percentage contribution to our net revenues. The loss of sales to any one of these customers or countries would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers and countries, any one of the following events may cause material fluctuations or declines in our net revenues and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of our competitors’ products;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers, including as a result of the insolvency or bankruptcy of our customers;

•	any adverse change in local policies toward solar projects in countries where we receive most orders;

•	any adverse change in the bilateral or multilateral trade relationships between China and the United States or European countries, particularly Germany;

•	any duty imposed on import of PV products as a result of anti-dumping measures or other measures against unfair trade practices; and

•	failure of any of our significant customers to make timely payment for our products.

We face payment collection difficulties with respect to certain customers. For example, on July 16, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd., or Guo Hua, owner of a PV project for which we acted as an engineering, procurement and construction contractor, or an EPC contractor, to pay a total amount of RMB92 million including, among others, overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract dated September 21, 2010. On August 5, 2012, Guo Hua filed a counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested to terminate the EPC contract and demanded us to pay a total amount of RMB187 million for breach of contract. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal & Administrative Proceedings.” There is no assurance that we will prevail in this claim or similar claims against our customers for payment collections and if we fail to succeed in such claims, we may not be able to recover the fees due to us, which may have a material adverse effect on our results of operations.

We expect our operating results to continue to depend on sales to a relatively small number of customers or countries for a high percentage of our revenue for the foreseeable future, as well as the ability of these customers to sell PV products that incorporate our PV products.

We enter into framework agreements with many of our customers that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain key sales terms of the framework agreements may be adjusted from time to time. In addition, we have in the past re-negotiated some of our framework agreements due to the disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such agreements. However, it may not always be in our best interests to re-negotiate our framework agreements and disagreements on terms may escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.

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

In 2010, 2011 and 2012, our five largest silicon material suppliers supplied in the aggregate 40.0%, 40.6% and 72.4%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Furthermore, the global economic crisis and the resulting decrease in availability of financing had a significant negative impact on silicon material suppliers. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

Our failure to obtain sufficient quantities of silicon-related materials in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

We depend on the timely delivery by our suppliers of silicon-related materials in sufficient volumes. Until mid-2008, there was an industry-wide shortage of silicon-related materials. Currently, the market is experiencing an over-capacity of silicon-related materials. While we do not believe a shortage of silicon-related materials will re-occur in the short term because of current market conditions and the expansion of silicon and silicon wafer manufacturing capacity in recent years, we cannot assure you that market conditions will not again rapidly change or we will always be able to obtain sufficient quantities of silicon-related materials in a timely manner. We may experience actual shortages of silicon-related materials or late or failed delivery for the following reasons:

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

The principal amount of our total bank borrowings outstanding was RMB3,914.7 million (US$628.4 million) as of December 31, 2012 of which RMB1,162.4 million (US$186.6 million) were short-term bank borrowings. In addition, we had US$100.6 million principal amount of convertible bonds, with carrying value of RMB368.6 million (US$59.2 million), outstanding as of December 31, 2012. Our debt could have a significant impact on our future operations and cash flow, including:

•

making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature, as well as our obligations under our convertible bonds;

•

triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable and other penalties. We had remediated our default of long-term loan agreements as of December 31, 2012 by obtaining waivers from the banks;

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

We typically require a significant amount of capital to fund our operations. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. The principal amount of our total bank borrowings outstanding was RMB3,914.7 million (US$628.4 million) as of December 31, 2012. We cannot assure you that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

As a result of a petition filed on October 19, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, the Department of Commerce, or the DOC, published an Antidumping Duty Order, or an AD Order, and a Countervailing Duty Order, or a CVD Order, on solar panels imported from China on December 7, 2012. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%. Actual AD and CVD ultimately due will be determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month of the publication of the AD and CVD Orders, and covers the preceding one-year period. SolarOne Qidong is undertaking efforts to protect itself against the potential increases of AD and CVD in these reviews. SolarOne Qidong is challenging the DOC’s final ruling at the United States Court of International Trade and also has joined others in challenging the final determination of material injury made by the United States International Trade Commission, or the USITC, in an effort to overturn these decisions. There is no assurance that we will succeed in overturning the final rulings of the DOC and the USITC or that the AD and CVD will be eliminated and the duty deposit rates will be reduced. The imposition of the AD and CVD and any increase in the rate of AD or CVD or their respective deposit ratios will significantly increase the price of our products, negatively affect our sales in the U.S. and adversely affect our results of operations.

On September 6 and November 8, 2012, the European Commission initiated an antidumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. We have taken necessary steps to deploy a vigorous defense in these proceedings in order to annul the European Commission’s refusal to consider the claims for market economy treatment, which would allow us to receive an individual reduction in the calculation of AD duties. On March 11, 2013, our concerned subsidiaries filed an application for the annulment of Regulation (EU) No. 1168/2012 of the European Parliament and of the Council of December 12, 2012 amending Council Regulation (EC) No. 1225/2009 on Protection against Dumped Imports from Countries not Members of the European Community (OJ 2012 L 344/1), insofar as it was applied to the relevant subsidiaries, and of the European Commission’s decision on January 3, 2013 refusing consideration of the above-mentioned subsidiaries’ claims for market economy treatment. It is difficult to predict the AD rates that may apply to our exports to the EU. Consequently, at this point of time, we are unable to assess the impact of these proceedings on our exports to the European Union market. An unfavorable outcome of such proceedings could significantly increase the price of our products, negatively affect our sales in the European Union market and adversely affect our results of operations.

It is also possible that other AD or CVD or other import restrictive proceedings may be initiated in other jurisdictions. For example, in November 2012, India initiated AD investigations against solar cell imported from China, the United States, Malaysia and Taiwan. We cannot guarantee that the proceeding will be determined in our favor. Violations of laws of AD and CVD can result in significant additional duties imposed on exports of our products into these countries, which could increase our costs of accessing future additional markets.

In response to increasing trade tensions in the international solar market, we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable AD and CVD proceedings. However, we cannot assure you that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for AD and CVD enforcement.

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

Many of our current and potential competitors have longer operating histories, access to larger customer bases and resources and significantly greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration. We have only recently expanded our business to include solar power system integration and we may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully expand this business line. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. For instance, several semiconductor manufacturers have already announced their intention to commence production of PV cells and PV modules. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

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

We are pursuing expansion into PV system integration services through our subsidiary, Hanwha SolarOne (Shanghai) Co., Ltd., or Solar Shanghai, and we may pursue upstream silicon feedstock sourcing through strategic partnerships and investments in the future. We may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers. They may also require significant attention from our management, which could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies.

Strategic acquisitions, investments and alliances with third parties may be expensive to implement and could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Moreover, strategic acquisitions, investments and alliances subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. As a result, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, results of operations and profitability.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability or warranty claims against us could result in adverse publicity and potentially significant monetary damages.

Prior to 2012, our PV products were typically sold with a two to five-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued for warranty costs for the 2 to 12-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties for decline from initial power generation capacity because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. Based on the results of analysis and technical testing, the revision to our warranty policy in January 2012 did not have a material effect on our warranty accrual rate. The basis for the warranty accrual will be reviewed periodically based on actual experience. As of December 31, 2010 and 2011, our accrued warranty costs totaled RMB131.7 million and RMB162.1 million for the two to five year warranty against technical and material defects, respectively, and as of December 31, 2012, totaled RMB177.9 million (US$28.6 million) for the five to 12 year warranty against technical and material defects.

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

Hanwha Solar owns approximately 49.48% of our outstanding share capital as of April 12, 2013. Pursuant to a shareholder agreement between Hanwha Solar and our company dated September 16, 2010, Hanwha Solar has the right to designate three directors to our board and veto major corporate actions. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of our ADSs. In addition, without the consent of Hanwha Solar, we could be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders. Hanwha Group, a company that controls Hanwha Solar, has several subsidiaries in the solar industry, some of which are our key customers. How Hanwha Group positions our company within its subsidiary group could have a material impact on our results of operations. Hanwha Group’s strategic plan involving our company may not always be aligned with the interests of our other shareholders.

Existing regulations and policies governing the electricity utility industry, as well as changes to regulations and policies affecting PV products, may adversely affect demand for our products and materially reduce our revenue and profits.

The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continues to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

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

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of April 26, 2013, we had 40 issued patents and 11 pending patent applications in the PRC.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2012 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, natural disasters such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts of war, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, it may not be able to fully cover losses caused by the business interruption because business interruption insurance available in China offers limited coverage compared to that offered in many other countries.

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

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax, or the EIT, which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises, or FIEs, are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. The EIT also provided a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises transitioned to the uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the EIT, continued to be enjoyed until the end of the holiday. Hanwha SolarOne (Qidong) Co., Ltd. or SolarOne Qidong, our wholly owned operating subsidiary in China, was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. The “high and new technology enterprise” status of SolarOne Qidong was renewed and approved in October 2011. If SolarOne Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.

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

Under the EIT, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT. According to the Implementation Regulations for the EIT of the PRC issued by the State Council on December 6, 2007, a de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict interpretation of the EIT and its Implementation Regulations. As of December 31, 2012, we recorded unrecognized tax benefits of RMB143.5 million (US$23.0 million), RMB27.4 million (US$4.4 million) of which was recorded because based on our judgment, we may be deemed as a PRC tax resident pursuant to the EIT. If Hanwha SolarOne Co., Ltd., our holding company, or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Hanwha SolarOne or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

In addition, although the EIT provides that dividend income payments between qualified “resident enterprises” are exempted from the 10% withholding tax, it is not clear whether we will be considered as a qualified “resident enterprise” under the EIT. If we are considered a “non-resident enterprise,” dividends paid to us by our subsidiaries in the PRC (through our holding company structure), if any, may be subject to the 10% withholding tax. If we are deemed by the PRC tax authorities to be a “resident enterprise” and declare dividends, under the existing Implementation Regulations of the EIT, dividends paid by us to our shareholders and ADS holders, which are “non-resident enterprises” and do not have an establishment or place of business in the PRC, or which have such an establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, might be subject to PRC withholding tax at 10% or a lower treaty rate.

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

Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB89.3 million, RMB4.0 million and gains of RMB8.9 million (US$1.4 million) in 2010, 2011 and 2012, respectively. In particular, a substantial portion of our net revenues is currently denominated in Euros. Since December 2009, the Euro has fluctuated significantly. A depreciation of the Euro may also have a negative impact on the selling prices of our products in Renminbi terms. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

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

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, requiring overseas investment projects made by PRC entities to be approved by NDRC. The NDRC Rule also sets out the approval procedures for overseas investment projects of PRC individuals. However, uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment remain, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of an NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from NASDAQ.

Risks Related to Our Ordinary Shares and ADSs

The market price of our ADSs may be volatile.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to April 26, 2013, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$0.77 per ADS to a high of US$40.19 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	changes in international trade policies and international barriers to trade;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations through SolarOne Qidong, formerly known as Jiangsu Linyang Solarfun Co., Ltd., in August 2004. SolarOne Qidong was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Hanwha SolarOne, formerly known as Solarfun Power Holdings Co., Ltd., in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Hanwha SolarOne Investment Holding Ltd., or SolarOne BVI, in the British Virgin Islands on May 17, 2006. SolarOne BVI is wholly owned by Hanwha SolarOne. SolarOne BVI purchased all of the equity interests in SolarOne Qidong on June 2, 2006. On May 16, 2007, SolarOne BVI established a wholly owned subsidiary, Hanwha SolarOne Hong Kong Limited, or SolarOne Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Hanwha SolarOne (Shanghai) Co., Ltd., formerly known as Shanghai Linyang Solar Technology Co., Ltd., or Solar Shanghai, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Hanwha Solar Engineering Research and Development Center Co., Ltd., or Solar R&D, respectively, to expand our business into new markets and sectors. We acquired a 52% interest in Hanwha SolarOne Technology Co., Ltd., or SolarOne Technology, in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Hanwha SolarOne U.S.A. Inc., or SolarOne U.S.A., as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong for a consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Hanwha SolarOne GmbH in Germany to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% equity interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd., or Solar Engineering, in May 2010 under SolarOne Qidong to engage in the solar power project business.

In September 2010, we issued and sold to Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value of US$0.0001 per ordinary share. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE and PVC products.

In November 2010, we issued and sold 9,200,000 ADSs with an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million.

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

In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada.

In May 2012, we acquired Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia.

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

We made capital expenditures of RMB669.2 million, RMB2,437.9 million and RMB534.5 (US$85.8 million) in 2010, 2011 and 2012, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs for SolarOne Nantong, SolarOne Qidong and SolarOne Technology. Based on the current market conditions, we have no plan for substantial capacity expansion in 2013. We expect to incur capital expenditures of approximately US$50 million in 2013, which we plan to use to pay for accrued expenses related to our capacity expansion in 2011 and investments in process improvements and equipment for research and development activities. However, we will actively review our capacity expansion plan on a regular basis as the business environment evolves. We plan to fund the balance of our capital expenditure requirements for 2013 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

B. Business Overview

Overview

We are a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules in China. We manufacture a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. We also provide PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third party distributors. In 2012, we sold our products to over 120 customers, mostly in Germany, the United States, China, India, Korea, Japan and Italy. We conduct our business in China through our operating subsidiary.

As of April 1, 2013, we had 1.5 GW of annual PV module production capacity and 1.3 GW of annual PV cell production capacity. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates of 18.23% and 17.10%, respectively, in 2012. In addition, we had 800 MW of annual ingot production capacity and 800 MW of annual wire sawing capacity as of April 1, 2013.

Our net revenues decreased from RMB7,548.5 million in 2010 to RMB6,416.5 million in 2011, and decreased to RMB3,678.4 million (US$590.4 million) in 2012. Our net income decreased from net income of RMB757.4 million in 2010 to a net loss of RMB930.1 million in 2011, and decreased further to a net loss of RMB1,562.9 million (US$250.9 million) in 2012.

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

Our Products

PV Cells

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

PV Cell Type	Dimensions (mm×mm)	Conversion Efficiency (%)	Thickness (EM)	Maximum Power (W)

Monocrystalline silicon cell	125 × 125	18.23%	180 – 200	2.82
Multicrystalline silicon cell	156 × 156	17.10%	180 – 200	4.16

The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates of 18.23% and 17.10%, respectively, in 2012.

We are now able to process wafers as thin as 180 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 180W to 300W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 240 W and 295 W. We sell approximately 90.0% of our PV modules under our proprietary “SolarOne” brand names, and approximately 10.0%, respectively, of our PV modules under the brand names of our customers.

The following table sets forth the types of PV modules we manufacture with the specifications indicated:

PV Module Manufactured with:	Dimensions (mm)	Weight (Kg)	Power (W)

Monocrystalline silicon	1338 × 1000 × 35	15.5±0.5	190–215
	1580 × 808 × 40	14.5±0.5	150–195
	1580 × 808 × 35	15±0.5	150–200
	1652 × 1000 × 45	20±0.5	200–255

Multicrystalline silicon	1494 × 1000 × 35	17±0.5	170–225
	1652 × 1000 × 45	20±0.5	200–255
	1966 × 1000 × 50	28.5±0.5	250–300

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.

Ingots and Wafers

We also manufacture ingots through SolarOne Technology, an ingot plant that commenced operations in October 2007. As of April 1, 2013, we achieved annual ingot production capacity of 800 MW and annual wire sawing capacity of 800 MW. The ingots manufactured by SolarOne Technology are generally used for our manufacture of wafers. The wafers manufactured by SolarOne Qidong are generally used for our manufacture of PV cells and PV modules.

Our Services

We provide PV module processing services to convert PV cells into PV modules on behalf of a related party. For these PV module processing services, we “purchase” PV cells from a customer and at the same time agree to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customer under this processing arrangement is consistent with the amount of PV cells purchased from the customer after factoring in conversion efficiency. We record the amount of revenue from these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. The production costs incurred related to providing the module processing services are recorded within our cost of revenues.

In response to the rapidly evolving conditions in the PV industry, we started to expand our business downstream to provide system integration services in 2010. Our PV system integration services may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services through Solar Engineering.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials. The aggregate costs attributable to our five largest silicon materials suppliers in 2010, 2011 and 2012 were 40.0%, 40.6% and 72.4%, respectively, of our total silicon and silicon wafer purchases.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. As of December 31, 2010, 2011 and 2012, we had RMB459.5 million, RMB194.0 million and RMB187.4 million (US$30.1 million), respectively, of raw materials in inventory.

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

We purchase all of our silicon and approximately 66.4% of our silicon wafers and 12.6% of PV cells from third-party suppliers. We purchase silicon, wafers and cells from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. We use ingots manufactured by SolarOne Technology, one of our wholly owned subsidiaries, in our manufacturing process. Currently, our principal silicon suppliers include Wacker Chemie AG, or Wacker, Hemlock Semiconductor Corporation, or Hemlock, GCL Silicon Technology Holdings Limited, or GCL, and Chongqing Daqo New Energy Co., Ltd., or Daqo.

We procure a significant portion of our silicon and silicon wafers from suppliers under multi-year supply agreements. Each of our existing multi-year supply agreements provides for adjustments in subsequent years to reflect changes in market conditions or through mutual agreement. We procure our remaining silicon and silicon wafer supplies from short-term supply agreements.

Prior to mid-2008, there was an industry-wide shortage of silicon and silicon wafers, which resulted in significant increases in the prices of these raw materials. To secure an adequate and timely supply of silicon and silicon wafers during the earlier periods of supply shortage, we entered into supply arrangements with a number of silicon and silicon wafer suppliers, including a 11-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK and E-mei. Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafers have fallen below the prices we have contracted for with our long-term suppliers and continued to decline in 2009. Due to the continuous significant decrease in prices of silicon and silicon wafers, we have continued to re-negotiate all of our multi-year supply agreements since 2009. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability” and “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.”

The key raw material for our production of ingots is polysilicon. We purchase polysilicon primarily from Wacker, Hemlock, GCL and Daqo.

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

Production

We manufacture our wafers, PV cells and PV modules through SolarOne Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 178,000 square meters in Qidong, Jiangsu Province, China. We commenced commercial production on our first PV cell production line in November 2005 and had 1.5 GW of annual PV module capacity, 1.3 GW of annual PV cell production capacity and 800 MW of annual wire sawing capacity of 800 MW as of April 1, 2013. We produce multicrystalline and monocrystalline silicon wafers with a dimension of 156 mm x 156 mm and 125 mm x 125 mm, respectively. The thickness of our silicon wafers is 180 microns.

We manufacture our silicon ingots through SolarOne Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 113,814 square meters in Lianyungang, Jiangsu Province, China. SolarOne Technology commenced its operations in October 2007. As of April 1, 2013, we achieved annual ingot manufacturing capacity of 800 MW.

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2008 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2004 environmental management system certification, OHSAS 18001:2007 occupational health and safety management system certification and the IEC certification for our PV modules and the UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States, which will enable us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency, and the Florida Solar Energy Center, a regional energy research and certification organization of the United States. We obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which will enable us to sell our products to customers in Korea. We obtained MCS certificate which enables us to sell products to UK and Clean Energy Council listing for Australia market. We also obtained J-PEC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA for Test Data Acceptable Program, which means that our lab is now qualified to conduct IEC and UL1703 testing by ourselves and reflects our lab`s capabilities and management.

Capacity Expansion and Technology Upgrade Plans

As of April 1, 2013, we had 1.5 GW of annual PV module production capacity and 1.3 GW of annual PV cell production capacity in commercial operation. In December 2010, we entered into an investment letter of intent with Nantong Economic and Technological Development Zone to build cell and module production facilities with an annual production capacity of 2 GW in Nantong, Jiangsu Province.

The expansion plans and capacities indicated above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. Based on the current market conditions, we expect to incur capital expenditures of US$50 million for 2013, which will be used primarily to pay for investment in process improvements and equipment for research and development activities. We plan to fund the balance of our capital expenditure requirements for 2013 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.

Customers that accounted for a significant portion of our total net revenues in 2012 included Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd, Hanwha Corporation, Hanwha Japan Co., Ltd., Hanwha Q.Cells GmbH and Hanwha Europe GmbH. Our five largest customers accounted for an aggregate of 51.9%, 45.0% and 29.8% of our net revenues in 2010, 2011 and 2012, respectively. Our largest customer in 2010, 2011 and 2012 accounted for 33.6%, 15.1% and 7.6% of our net revenues of the respective year.

We have established four wholly owned subsidiaries, namely SolarOne U.S.A., SolarOne Australia, SolarOne Canada and SolarOne GmbH, to market our products and provide customer support and service in these markets. The following table sets forth our net revenues by geographic region, based on the location that our invoices are sent to, and the percentage contribution of each of these regions to our net revenues, for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
Region	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	Net Revenues (US$)	% of Net Revenues
	(In thousands, except percentages)

Germany	4,706,767	62.4%	2,652,159	41.3%	1,489,499	239,081	40.5%
USA	436,747	5.8%	859,290	13.4%	513,163	82,368	14.0%
PRC	612,695	8.1%	599,247	9.3%	382,469	61,391	10.4%
India	—	—	136,249	2.1%	263,228	42,251	7.2%
Korea	6,768	0.1%	76,954	1.2%	260,887	41,875	7.1%
Japan	83	0.1%	13,508	0.2%	248,047	39,814	6.7%
Italy	572,420	7.6%	358,121	5.6%	149,196	23,948	4.1%
Greece	19,226	0.3%	44,938	0.7%	80,381	12,902	2.2%
France	94,694	1.3%	303,328	4.7%	62,507	10,033	1.7%
Belgium	83,431	1.1%	132,932	2.1%	44,941	7,214	1.2%
Australia	407,261	5.4%	448,498	7.0%	27,773	4,458	0.8%
Spain	131,166	1.7%	152,133	2.4%	7,043	1,130	0.2%
Canada	92,063	1.2%	157,650	2.5%	1,506	242	0.1%
Netherlands	—	—	330,920	5.2%	—	—	—
The Czech Republic	165,906	2.2%	785	0.1%	—	—	—
Others	219,318	2.7%	149,773	2.2%	147,740	23,713	3.8%

Total	7,548,545	100.0%	6,416,485	100.0%	3,678,380	590,420	100.0%

In 2012, we shipped our products to over 120 customers. In 2010 and 2011, customers accounting for 10.0% or more of our net revenues collectively accounted for 33.6% and 25.9% of our net revenues, respectively. In 2012, no customer accounts for 10.0% or more of our net revenues. Sales to our largest customer accounted for 33.6%, 15.1% and 7.6% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth. The Company signed a supply agreement with Cobra Electronics Corporation, Gransolar Group and Kensani Group to supply 155 MW PV modules to two solar projects in South Africa in December 2012. The delivery of PV modules under this supply agreement is expected to be completed by the end of June 2013.

Warranty

Prior to 2012, our PV products were typically sold with a two to five-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued for warranty costs for the 2 to 12-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties for decline from initial power generation capacity because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. Based on the results of analysis and technical testing, the revision to our warranty policy in January 2012 did not have a material effect on our warranty accrual rate. The basis for the warranty accrual will be reviewed periodically based on actual experience. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international customer support team. As of December 31, 2010 and 2011, our accrued warranty costs totaled RMB131.7 million and RMB162.1 million for the two to five year warranty against technical and material defects, respectively, and as of December 31, 2012, totaled RMB177.9 (US$28.6 million) for the five to 12 year warranty against technical and material defects. In 2010, 2011 and 2012, we accrued RMB67.6 million, RMB64.7 million and RMB33.1 million (US$5.3 million) in warranty costs, respectively.

Intellectual Property and Proprietary Rights

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of April 26, 2013, we had been granted 40 patents by the State Intellectual Property Office of China and had 11 patent applications pending in China. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.

We have registered “Solarfun,” our trademark for our PV cells and modules, with the China Trademark Office and the International Bureau of the World Intellectual Property Organization, which allow us to use this trademark in China, Singapore, the United States, Australia, the European Union, Japan and South Korea.

In 2011, we filed applications for the registration of the trademark “Hanwha SolarOne GLOBAL ENERGY PRODUCTS & TECHNOLOGY” in 12 countries and regions and we started to use this trademark in some of these countries.

On April 28, 2012, we registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

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

Our main overseas competitors are, among others, Mitsubishi Electric Corporation, Sharp Corporation and Sunpower Corporation. Our primary competitors in China include Trina Solar Ltd., Yingli Green Energy Holdings Co., Ltd., Canadian Solar Inc., Jinko Solar Co., Ltd and Suntech Power Holding Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and produce upstream silicon and silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon and silicon wafers.

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

On March 8, 2011, the Notice on Further Promotion of Buildings with Renewable Energy, or the Notice, was jointly released by the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development. The Notice expressly specifies the goal of promoting the application of renewable energy in buildings under the Twelfth Five-Year Plan to substantially improve the proportion of renewable energy used in buildings, including solar energy, shallow geothermal energy and biomass energy, so that the consumption of renewable energy in buildings shall account for over 15% of the total building energy consumption by the end of 2020. The Twelfth Five-Year Plan provides that efforts shall be made to increase the gross floor areas of buildings serviced by renewable energy to over 2.5 billion square meters and to use renewable energy to substitute 30 million tons of coal by the end of 2015.

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

In July 2012, the Notice of Circulating Twelfth Five-Year Plan on the PV Industry was issued by the State Energy Bureau which stated that priority shall be given to developing locally generated solar energy power.

In September 2012, the Notice of Applications for Establishing Model Zones Utilizing Local Solar Energy Generated Power By Scale was issued by the State Energy Bureau, consisting of a nationwide plan to promote locally generated solar energy power.

In October 2012, the Opinion of Administrating Grid Connection Services for Model of Distributed PV Power Generation was issued by the State Grid Company, with the purpose of optimizing and simplifying grid connection procedures and improving service efficiency.

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

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007). Under the regulation, a PV business falls into the category of encouraged foreign investment industry. However, the amended catalogue (effective as of January 30, 2012) removed polysilicon production from the category of encouraged foreign investment industry, while other areas of solar photovoltaic businesses remain within the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as SolarOne Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulation of the State Council, gradually became subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, continued to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expired. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. The “high and new technology enterprise” status of SolarOne Qidong was renewed and approved in October 2011. In addition, SolarOne Qidong was required to perform annual self-assessment of compliance as a “high and new technology enterprise.” If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

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

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after valid commercial documents are provided and, in the case of capital account item transactions, after obtaining the approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.

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

C. Organizational Structure

Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, became our largest shareholder through a series of transactions in September 2010. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE, and PVC products. After Hanwha Solar became our largest shareholder, we changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. We also changed the names of our subsidiaries. The diagram below sets forth the entities directly or indirectly controlled by us as of April 29, 2013.

D. Property, Plant and Equipment

Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold land use rights for a total area of 259,217 square meters, which expire between 2053 and 2060. We own office and manufacturing facilities for a total gross floor area of approximately 178,000 square meters in Qidong, Jiangsu Province. We leased manufacturing facilities with a total gross floor area of approximately 32,700 square meters in Qidong, Jiangsu Province. The leases will expire between April 2013 and December 2013. In addition, SolarOne Technology holds land use rights for a total area of approximately 976,905 square meters and owns office and manufacturing facilities for a total gross floor area of approximately 76,500 square meters in Lianyungang, Jiangsu Province. We have also renewed the lease having a gross floor area of approximately 1,500 square meters for our Hanwha SolarOne Engineering, Research and Development Center Co., Ltd. in Shanghai in May 2010, and the renewed lease will expire in May 2014. We entered into a contract with Qidong Huahong Electronics Co., Ltd., a company controlled by Mr. Yonghua Lu, our former chairman, to lease an office with a gross floor area of 1,116 square meters from September 1, 2010 to August 31, 2013. In 2010, 2011 and 2012, our rental expenses were RMB9.4 million, RMB10.3 million and RMB12.8 million (US$2.1 million), respectively.

As of April 1, 2013, we had an annual PV module production capacity of 1.5 GW and an annual PV cell production capacity of 1.3 GW. As of April 1, 2013, we also had 800 MW of annual ingot production capacity and 800 MW of annual wire sawing capacity.

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

A. Operating Results

Overview

We are a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules in China. We manufacture a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us rapidly increase our operational efficiency. Since 2009, substantially all of the ingots, wafers and PV cells we produced have been used for our own PV module production. We also provide PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third-party distributors and provide solar system integration services.

We commenced operations on August 27, 2004 through SolarOne Qidong. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of SolarOne Qidong. In anticipation of our initial public offering, we incorporated Hanwha SolarOne in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating SolarOne BVI in the British Virgin Islands on May 17, 2006. SolarOne BVI is wholly owned by Hanwha SolarOne. SolarOne BVI purchased all of the equity interests in SolarOne Qidong on June 2, 2006 from Linyang Electronics and the three other shareholders of SolarOne Qidong for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. On May 16, 2007, SolarOne BVI established a wholly owned subsidiary, SolarOne Hong Kong. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Solar Shanghai, Sichuan Jiayang and Solar R&D, respectively, to expand our business into new markets and sectors. We acquired a 52% equity interest in Solar Technology in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, SolarOne U.S.A., as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong for consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, SolarOne GmbH in Germany, to sell solar products in the European markets. We liquidated Sichuan Jiayang, one of our subsidiaries which historically has had limited operations, in July 2008. In November 2009, we acquired the remaining 17% interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd. in May 2010 under SolarOne Qidong to engage in the solar power project business.

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

We changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. In April 2011, we established Nantong Hanwha Import & Export Co., Ltd., or Nantong Hanwha I&E, under SolarOne Qidong to engage in import and export of PV products and technology and Hanwha SolarOne (Nantong) Co., Ltd., or SolarOne Nantong, under SolarOne Hong Kong to develop, manufacture and sell PV products. In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada. In May 2012, we acquired Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia.

We shipped 797.9 MW, 844.4 MW and 829.8 MW of PV modules (including PV module processing) in 2010, 2011 and 2012, respectively. The average selling price of our PV modules (excluding PV module processing) was RMB11.58, RMB8.87 and RMB4.47 (US$0.72) per watt in 2010, 2011 and 2012, respectively. In 2010, 2011 and 2012, 91.9%, 90.7% and 89.6%, respectively, of our net revenues were attributable to sales to customers outside of the PRC. Moreover, in 2010 and 2011, customers accounting for 10.0% or more of our net revenues collectively accounted for 33.6% and 25.9% of our net revenues, respectively. In 2012, no customer accounts for 10.0% or more of our net revenues.

Our net revenues decreased from RMB7,548.5 million in 2010 to RMB6,416.5 million in 2011, and decreased to RMB3,678.4 million (US$590.4 million) in 2012. Our net income decreased from a net income of RMB757.4 million in 2010 to a net loss of RMB930.1 million in 2011, and decreased to a net loss of RMB1,562.9 million (US$250.9 million) in 2012.

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

Industry Demand

Our business and revenue growth depends on PV industry demand. There has been significant growth in the PV market in the past decade. However, beginning in the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies have experienced a period of economic contraction or significantly slower economic growth. In particular, the current credit crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Many of our customers have experienced difficulty in obtaining financing, and even if they have been able to obtain financing, the cost of such financing has increased and our customers may change their decision or change the timing of their decision to purchase our products. As a result, this lack of, and increase in the cost of, financing have lowered and may continue to lower demand for our products and reduced our net revenues. A protracted disruption in the ability of our customers to obtain financing could lead to a significant reduction in their future orders for our products, which in turn could have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks related to Our Company and Our Industry — Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trend.” From the second half of 2008 to the first half of 2009, increased manufacturing capacity in the industry also contributed to a decline in the selling price of PV products. As global economic condition began improving in the second half of 2009, demand for PV products began to increase during 2010, which contributed to an increase in the selling price of PV products in 2010 along with the increased manufacturing capacity in 2010. Such increase was offset by the sale of inventory accumulated during the economic downturn. A large portion of our sales is denominated in Euros. The depreciation of Euro in the first half of 2010 and the appreciation of Euro in the second half of 2010 also contributed to the change of our average selling price per watt of our PV modules in 2010. In 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global credit crunch. These market conditions were exacerbated by an over-supply of PV products driven by increased manufacturing capacity in 2011, which adversely affected the prices of PV products.

The average selling price per watt of our PV modules decreased from RMB11.58 in 2010 to RMB8.87 in 2011, and to RMB4.47 (US$0.72) in 2012. The average selling price per watt of our PV modules decreased from RMB6.29 in the last quarter of 2011 to RMB4.22 and RMB3.75, respectively, in the third and fourth quarter of 2012. The change in the average selling price per watt of our PV modules is consistent with the industry trend.

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

We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling prices of our products started to decline in the fourth quarter of 2008. The average selling price per watt of our PV modules (excluding PV module processing) decreased from RMB11.58 in 2010 to RMB8.87 in 2011, and to RMB4.47 (US$0.72) in 2012. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend. We expect that the prices of PV products will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of silicon and silicon wafers.

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

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. Spot market prices of silicon and silicon wafer prices have fallen below the price we have contracted for with our long-term suppliers and continued to decline in 2009. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier period of supply shortage. As a result, our write-down of inventories amounted to RMB134.5 million, RMB583.1 million and RMB326.1 million (US$52.3 million) in 2010, 2011 and 2012, respectively.

Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply agreements. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market and the unit price of the silicon-related materials has been lowered. Silicon and silicon wafers secured through such multi-year supply agreements provided a significant portion of our silicon and silicon wafer needs in 2012 and 2013. If we are unable to re-negotiate the prices of our existing multi-year supply agreements and the prices of silicon and silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw material costs may be limited as a result of our entering into multi-year supply agreements with many of our silicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market condition, which could materially and adversely affect our cost of revenues and profitability” and “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.”

Because the oversupply situation of silicon materials has deteriorated in 2012, some of our multi-year suppliers are facing difficulties in continuing their business: some of our suppliers shut down their factories for certain period of time in 2012 and some of them are in a liquidation process. We may not receive our prepayments made under those multi-year agreements if those suppliers become bankrupt. Some of our multi-year agreement suppliers have the difficulties in supplying us with silicon materials with fixed quantity or qualified materials and we have instituted legal proceedings against them. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

The Chinese government has initiated an anti-dumping investigation of polysilicon imported from Germany, the U.S. and Korea in 2012 and the tariff on polysilicon will be announced in the second quarter of 2013. We have one multi-year supply agreement with an overseas supplier in the above listed countries. As a result, polysilicon imported from this supplier in 2013 may be subject to tariffs. We are currently negotiating with some Taiwan suppliers to establish a polysilicon tolling business to replace the current supplier mentioned above to reduce our exposure to potential polysilicon tariffs.

We also acquire a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year. The prices we pay for silicon and silicon wafers pursuant to short-term supply arrangements vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations.

Manufacturing Capacity

Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we had significantly expanded our manufacturing capacity in the past. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenues, and by lowering our manufacturing costs as a result of increased economies of scale. However, since 2012, we have postponed our capacity expansion plan in response to the oversupply of PV products.

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

We expanded rapidly our manufacturing capacity from our establishment in August 2004 until early 2012 and have slowed down our pace of capacity expansion since the beginning of 2012. As a result, we produced 758.9 MW, 939.5 MW and 856.0MW of PV modules in 2010, 2011 and 2012, respectively. The following table sets forth the production volume of silicon ingots, wafer PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2008		2009		2010		2011		2012
	(MW)		(MW)		(MW)		(MW)		(MW)
Volume of ingots produced	48.0		154.1		360.0		367.2		237.7
Volume of wafer produced	23.5		164.6		387.4		383.7		242.6
Volume of PV cells produced (including PV cell processing)	191.5	(1)	260.2	(2)	502.4	(3)	687.3	(4)	708.4	(5)
Volume of PV modules produced (including PV module processing)	177.3		342.8		758.9		939.5		856.0

Notes:

(1)	Of which 190.5 MW was used in our PV module production.

(2)	Of which 240.2 MW was used in our PV module production.

(3)	Of which 490.4 MW was used in our PV module production.

(4)	Of which 660.3 MW was used in our PV module production.

(5)	Of which 704.7 MW was used in our PV module production.

As of April 1, 2013, we had an annual PV module production capacity of 1.5 GW and an annual PV cell production capacity of 1.3 GW. As of April 1, 2013, we also had 800 MW of annual ingot production capacity and 800 MW of annual wire sawing capacity.

Process Technologies

Advancements of process technologies have improved the quality of PV products and enhanced their conversion efficiencies. Assuming other things being the same, high conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.

We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline and multicrystalline PV cells achieved conversion efficiency rates in the ranges of 17.8% to 18.4% and 16.2% to 17.2%, respectively, in 2012 and we are now able to process wafers as thin as 180 microns. Our advanced ingot growing and wafer sewing process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.

Net Revenues

We currently generate a substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials and scrap materials to third parties.

We commenced manufacturing and selling PV modules in February 2005, and had net revenues of RMB7,548.5 million, RMB6,416.5 million and RMB3,678.4 million (US$590.4 million) in 2010, 2011 and 2012, respectively.

We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2010, 2011 and 2012, our net revenues from the sale of PV cells were RMB100.6 million, RMB49.2 million and RMB29.6 million (US$4.8 million), respectively.

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

In 2010, 2011 and 2012, a small portion of our net revenues was derived from the sale of raw materials to our customers.

We record revenues net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.

We currently depend on a limited number of customers for a high percentage of our net revenues. Customers who individually accounted for more than 10% of our net revenues accounted for an aggregate of

33.5% and 25.9% of our net revenues in 2010 and 2011, respectively. In 2012, no customer accounts for 10.0% or more of our net revenues. From a geographic standpoint, Europe, particularly Germany, has been our largest market. Based on the location that our invoices are sent to, in 2010, 2011 and 2012, our sales to European customers accounted for 79.6%, 66.1% and 52.9%, respectively, of our net revenues, with German customers accounting for 62.4%, 41.3% and 40.5%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as the United States, China, India, Korea, Japan, Italy, Greece, France, Belgium and Australia.

Sales to our customers are typically made through non-exclusive, short-term arrangements. Before the beginning of 2009, we generally required deposits of a certain percentage of the contract price from our customers which we recorded under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenues. In line with market trends, this practice of requiring our customers to make deposits is on the decline. As of December 31, 2010, 2011 and 2012, we had received deposits of RMB33.5 million, RMB84.9 million and RMB36.3 million (US$5.8 million), respectively.

Cost of Revenues and Operating Expenses

Cost of Revenues

The following table sets forth our cost of revenues and operating expenses and these amounts calculated as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	Amount (RMB)	% of Net Revenues	Amount (RMB)	% of Net Revenues	Amount		% of Net Revenues
					(RMB)	(US$)
	(In thousands, except percentages)
Cost of revenues	(5,869,503)	77.8%	(6,633,542)	103.4%	(4,003,885)	(642,667)	108.8%
Operating expenses:
Selling expenses	(269,202)	3.6%	(279,788)	4.4%	(348,568)	(55,949)	9.4%
General and administrative expenses	(172,117)	2.3%	(340,405)	5.2%	(278,033)	(44,628)	7.6%
Provision for doubtful accounts receivable and other receivables	278	—	(56,234)	0.9%	(137,674)	(22,098)	3.7%
Research and development expenses	(53,500)	0.7%	(68,217)	1.1%	(90,820)	(14,578)	2.5%
Impairment of goodwill	—	—	(134,735)	2.1%	—	—	—
Total operating expenses	(494,541)	6.6%	(879,379)	13.7%	(855,095)	(137,253)	23.2%

Our cost of revenues includes the cost of raw materials used for our PV module and PV cell production and PV module processing, such as silicon and silicon wafers, other direct raw materials and components including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes, inventory write-down as a result of reduced cost or market assessment and a regular provision for obsolescence, and provisions for advance payments arising from the suppliers’ failure to perform under the contracts. The costs relating to providing the PV module processing services were recorded within cost of revenues. We expect the cost of silicon and silicon wafers, our primary raw material for the manufacturing of PV products, to continue constituting a substantial portion of our cost of revenues in the near future.

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

Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2010, 2011 and 2012, our inventory of raw materials totaled RMB459.5 million, RMB194.0 million and RMB187.4 million (US$30.1 million), respectively, of which RMB286.3 million, RMB76.6 million and RMB83.6 million (US$13.4 million), respectively, represented silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under either non-current assets or current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may not be able to recover such prepayments and would suffer losses. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Our selling expenses primarily consist of warranty costs, shipping and handling costs for products sold, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. In 2010, 2011 and 2012, our selling expenses were RMB269.2 million, RMB279.8 million and RMB348.6 million (US$55.9 million), respectively. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future.

Prior to 2012, our PV products were typically sold with a two to five-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% for both multicrystalline and monocrystalline PV modules thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued for warranty costs for the 2 to 12-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties for decline from initial power generation capacity because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. Based on the results of analysis and technical testing, the revision to our warranty policy in January 2012 did not have a material effect on our warranty accrual rate. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international customer support team. In 2010, 2011 and 2012, we accrued RMB67.6 million, RMB64.7 million and RMB33.1 million (US$5.3 million), respectively, in warranty costs.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance, share compensation expenses, and provision for doubtful debts and losses in relation to prepayments to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. In 2010, 2011 and 2012, our general and administrative expenses were RMB172.1 million, RMB340.4 million and RMB278.0 million (US$44.6 million), respectively.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. In 2010, 2011 and 2012, our research and development expenses were RMB53.5 million, RMB68.2 million and RMB90.8 million (US$14.6 million), respectively. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will be similar or will increase in the future.

Share-based Compensation Charges

We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2012, options to purchase 1,641,150 ordinary shares have been granted and were outstanding under this plan.

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2012, options to purchase 2,545,575 ordinary shares have been granted and were outstanding under this plan.

In 2010, 2011 and 2012, we recorded RMB32.0 million, RMB38.3 million and RMB7.8 million (US$1.2 million), respectively, as share-based compensation charges.

Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT which took effect as of January 1, 2008. In accordance with the EIT and its Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as SolarOne Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulations of the State Council, gradually became subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change. SolarOne Qidong’s “high and new technology enterprise” status was renewed and approved in October 2011.

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

Repair and maintenance costs are charged to expenses when incurred, while the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Costs incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized in 2010, 2011 and 2012 amounted to RMB5.4 million, RMB59.0 million and RMB41.1 million (US$6.6 million), respectively.

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

Our estimate of the amount of warranty obligation is primarily based on the following considerations: (1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, (2) our historical warranty claims experience, (3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and (4) our expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of our PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, we accrue for warranty costs for the two to-12 year warranty against technical defects based on 1% of net revenues for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties in place through 2012 because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of our PV modules and strong quality control procedures in our production process. Based on the results of analysis and technical testing, the revision to our warranty policy in January 2012 did not have a material effect on our warranty accrual rate.

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

As of December 31, 2011, we had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology, and recorded an impairment loss of RMB134.7 million in 2011, which is included in “impairment of goodwill” in our consolidated statements of comprehensive income.

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

In 2010, 2011 and 2012, we entered into cross-currency exchange rate agreements to receive Renminbi and sell other currencies and commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in our consolidated statements of comprehensive income. We have elected not to apply hedge accounting to these derivative instruments. As of December 31, 2012, we had outstanding cross-currency exchange rate contracts with notional amounts of Euro44.0 million and US$46.3 million, commodity contracts for 140,000 ounces of silver and nil of aluminum, and an interest rate swap contract with notional amount of US$50.0 million. We estimate the fair value of our foreign currency, commodity and interest rate swap derivatives using a pricing model based on market observable inputs.

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

We also apply ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which prescribes the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2011 and 2012, we recorded unrecognized tax benefits of RMB143.5 million and RMB143.5 million (US$23.0 million), respectively.

We have elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income. No such amounts have been incurred or accrued through December 31, 2012.

Based on existing PRC tax regulations, the tax years of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, and Solar Engineering for the years ended December 31, 2008 through 2012 remain open for examination by the tax authorities.

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

As a result of a steep decline in the spot price for silicon products since 2009, we have continued to re-negotiate all of our multi-year framework supply agreements through either supplemental agreements or amended and restated multi-year framework supply agreements. Each of these subsequent agreements contains provisions which allow for reassessment of the purchase price for future deliveries under the agreements; however, the subsequent agreements generally did not adjust the originally contracted purchase quantities. As such, the multi-year framework supply agreements, original and as amended, effectively represent commitments to purchase minimum quantities. Our suppliers have been willing to adjust the pricing terms of the original framework supply agreement in order to maintain long-term business relations with us. Such renegotiations have been common practice in the industry given the volatility in the silicon market beginning in late 2008, which resulted in pricing that was vastly different from the levels anticipated when the framework agreements were initially entered into. In addition, as such price adjustments have been reflective of the then-current market conditions, the suppliers can continue to receive fair compensation while avoiding the risks associated with seeking new customers and potential adverse consequences to reputation in the midst of a highly competitive and volatile market.

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

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances in cost of revenues because of the suppliers’ inability to fulfill their supply obligations. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. We recorded a charge to cost of revenues of RMB0.1 million, RMB287.7 million and RMB186.0 million (US$29.9 million) in 2010, 2011 and 2012, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

In circumstances where a supplier is in contractual default and we have termination rights that require repayment of the remaining deposit and we have asserted such rights, the advances are reclassified to other current assets in our consolidated balance sheets. Similarly, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. A provision for loss is recognized in general and administrative expenses in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated. We recorded charges to general and administrative expenses of nil, RMB54.5 million and RMB50.0 million (US$8.0 million) in 2010, 2011 and 2012, respectively.

Effective January 1, 2011, we changed the method of accounting for shipping and handling costs and have recorded such expenses in the line item “operating expenses — selling expenses” in our consolidated statements of comprehensive income, while in prior years, shipping and handling costs were recorded as part of “cost of revenue.” We believe the classification of shipping and handling costs as “operating expenses — selling expenses” is preferable because it (1) better reflects the nature of the expenses; and (2) increases the comparability of information with our competitors. Our comparative financial statements of prior years have been adjusted retrospectively to reflect this reclassification and enhance comparability between periods.

Consolidated Results of Operations

Since substantially all of our revenues are derived from the sale of PV products instead of the delivery of services, we presented our net revenues and cost of revenues for all product sales on a combined basis in accordance with U.S. GAAP. We believe that this presentation provides sufficient information in assessing our operating and financial performance. The following table sets forth our summary consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	(In RMB Thousands)	% of Net Revenues	(In RMB Thousands)	% of Net Revenues	(In RMB Thousands)	(In US$ Thousands)	% of Net Revenues
Consolidated Statement of Comprehensive Income Data
Net revenues
Third parties	7,072,789	93.7%	5,832,628	90.9%	2,639,453	423,661	71.8%
Related parties	475,756	6.4%	583,857	9.1%	1,038,927	166,759	28.2%
Total net revenues	7,548,545	100.0%	6,416,485	100.0%	3,678,380	590,420	100.0%
Cost of revenues	(5,869,503)	(77.8)%	(6,633,542)	(103.4)%	(4,003,885)	(642,667)	(108.8)%
Gross profit (loss)	1,679,042	22.2%	(217,057)	(3.4)%	(325,505)	(52,247)	(8.8)%
Operating expenses Selling expenses	(269,202)	(3.6)%	(279,788)	(4.4)%	(348,568)	(55,949)	(9.4)%
General and administrative expenses	(172,117)	(2.3)%	(340,405)	(5.2)%	(278,033)	(44,628)	(7.6)%
Provision for doubtful accounts receivable and other receivables	278	—	(56,234)	(0.9)%	(137,674)	(22,098)	(3.7)%
Research and development expenses	(53,500)	(0.7)%	(68,217)	(1.1)%	(90,820)	(14,578)	(2.5)%
Impairment of goodwill	—	—	(134,735)	(2.1)%	—	—	—
Total operating expenses	(494,541)	(6.6)%	(879,379)	(13.7)%	(855,095)	(137,253)	(23.2)%
Operating profit (loss)	1,184,501	15.7%	(1,096,436)	(17.1)%	(1,180,600)	(189,500)	(32.1)%
Interest expense	(161,677)	(2.1)%	(171,059)	(2.7)%	(299,515)	(48,075)	(8.1)%
Interest income	6,141	0.1%	11,763	0.2%	15,841	2,543	0.4%
Exchange gains (losses)	(89,272)	(1.2)%	(3,965)	(0.1)%	8,875	1,425	0.2%
Changes in fair value of derivative contracts	77,531	1.0%	(70,778)	(1.1)%	5,326	855	0.1%
Changes in fair value of conversion feature of convertible bonds	31,623	0.4%	264,384	4.1%	(5,692)	(914)	(0.2)%
Loss on extinguishment of debt	—	—	—	—	(82,713)	(13,276)	(2.2)%
Other income	12,396	0.2%	5,144	0.1%	9,265	1,487	0.3%
Other expenses	(5,903)	(0.1)%	(14,102)	(0.2)%	(18,391)	(2,952)	(0.5)%
Income (loss) before income taxes	1,055,340	14.0%	(1,075,049)	(16.8)%	(1,547,604)	(248,407)	(42.1)%
Income tax expense	(297,983)	(3.9)%	144,945	2.3%	(15,255)	(2,449)	(0.4)%
Net income (loss)	757,357	10.0%	(930,104)	(14.5)%	(1,562,859)	(250,856)	(42.5)%
Net income (loss) attributable to Hanwha SolarOne Co., Ltd. Shareholders	757,357	10.0%	(930,104)	(14.5)%	(1,562,859)	(250,856)	(42.5)%

2012 Compared to 2011

Net Revenues

Our total net revenues decreased by 42.7% to RMB3,678.4 million (US$590.4 million) in 2012 from RMB6,416.5 million in 2011. Our net revenues derived from our PV module business (excluding PV module processing) decreased by 42.4% to RMB3,310.7 million (US$531.4 million) in 2012 from RMB5,748.3 million in 2011, due primarily to the decrease in the average selling price of our PV modules from RMB8.87 in 2011 to RMB4.47 (US$0.72) in 2012. In 2012, we derived 90.0% of our total net revenues from the sale of PV modules, compared to 89.6% in 2011.

Cost of Revenues and Gross Profit

Our cost of revenues decreased by 39.6% to RMB4,003.9 million (US$642.7 million) in 2012 from RMB6,633.5 million in 2011. In particular, we recorded charges to cost of revenues of RMB287.7 million and RMB186.0 million (US$29.9 million) in 2011 and 2012, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts, and an inventory write-down of RMB583.1 million and RMB326.1 million (US$52.3 million) in 2011 and 2012, respectively. In addition, the costs associated with PV module production decreased by 39.8% to RMB3,650.8 million (US$586.0 million) in 2012 from RMB6,060.3 million in 2011, due primarily to the decrease in blended cost of goods sold taking into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

As a result of the foregoing, our gross profit was negative RMB325.5 million (US$52.2 million) in 2012, compared to gross profit of negative RMB217.1 million in 2011. Our gross profit margin was negative 8.8% in 2012, compared to negative 3.4% in 2011, primarily because the decrease in the average selling price of our PV modules outpaced the decrease in the silicon-based raw materials.

Operating Expenses and Operating Profit (Loss)

Our operating expenses decreased by 2.8% to RMB855.1 million (US$137.3 million) in 2012 from RMB879.4 million in 2011. Our operating expenses as a percentage of our total net revenues increased to 23.2% in 2012 from 13.7% in 2011.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, share-based compensation charges, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 24.6% to RMB348.6 million (US$55.9 million) in 2012 from RMB279.8 million in 2011, due primarily to the increase in shipping cost and expansion of our sales force. Selling expenses as a percentage of our total net revenues increased to 9.4% in 2012 from 4.4% in 2011.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for our administrative personnel. Our general and administrative expenses decreased by 18.3% to RMB278.0 million (US$44.6 million) in 2012 from RMB340.4 million in 2011, due primarily to the decrease of stock option expenses and consulting service expenses. General and administrative expenses as a percentage of our total net revenues increased to 7.6% in 2012 from 5.2% in 2011.

Provision for doubtful debts and other receivables mainly relate to provision made for losses for account receivables and provision for losses in relation to advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. Our provision for doubtful debts and other receivables increased by 144.8% from RMB56.2 million to RMB137.7 million (US$22.1 million). The increase was primarily due to our dispute with Guo Hua to collect the remaining accounts receivable under the EPC contract.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 33.1% to RMB90.8 million (US$14.6 million) in 2012 from RMB68.2 million in 2011. The increase was primarily because we expanded our research and development team and conducted additional research and development activities. Research and development expenses as a percentage of our total net revenues increased to 2.5% in 2012 from 1.1% in 2011.

As a result of the foregoing, our operating loss was RMB1,180.6 million (US$189.5 million) in 2012, compared to an operating loss of RMB1,096.4 million in 2011. Our operating profit margin decreased to negative 32.1% in 2012 from negative 17.1% in 2011.

Interest Expense, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts and Changes in Fair Value of Conversion Feature of Convertible Bonds

We generated interest income of RMB15.8 million (US$2.5 million) and incurred interest expense of RMB299.5 million (US$48.1 million) in 2012, compared to interest income of RMB11.8 million and interest expense of RMB171.1 million in 2011. The increase in interest expense was due primarily to an increase in the amount of interest-bearing bank borrowings.

We incurred exchange gain of RMB8.9 million (US$1.4 million) in 2012, compared to exchange losses of RMB4.0 million in 2011, primarily due to the fluctuation of the U.S. dollar and Euro against the Renminbi.

Our other income increased to RMB9.3 million (US$1.5 million) in 2012 from RMB5.1 million in 2011 due primarily to compensation from insurance. Our other expenses increased to RMB18.4 million (US$3.0 million) in 2012 from RMB14.1 million in 2011, due primarily to an increase in bank charges.

We recorded RMB5.3 million (US$0.9 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative, commodity and interest rate swap contracts in 2012.

We recorded RMB5.7 million (US$0.9 million) in changes in fair value of convertible feature of our convertible bonds in 2012, due primarily to the changes in our ADS price.

Income Tax Expense

Our income tax expense was RMB15.3 million (US$2.4 million) in 2012, compared to an income tax benefit of RMB144.9 million in 2011, due primarily to the provision of valuation allowance of deferred tax assets.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of RMB1,562.9 million (US$250.9 million) in 2012, compared to a net loss of RMB930.1 million in 2011. Our net profit margin decreased to negative 42.5% in 2012 from negative 14.5% in 2011.

2011 Compared to 2010

Net Revenues

Our total net revenues decreased by 15.0% to RMB6,416.5 million in 2011 from RMB7,548.5 million in 2010. Our net revenues derived from our PV module business (excluding PV module processing) decreased by 13.7% to RMB5,748.3 million in 2011 from RMB6,658.6 million in 2010, due primarily to the decrease in the average selling price of our PV modules from RMB11.58 per watt in 2010 to RMB8.87 per watt in 2011. In 2011, we derived 89.6% of our total net revenues from the sale of PV modules, compared to 88.2% in 2010.

Cost of Revenues and Gross Profit

Our cost of revenues increased by 13.0% to RMB6,633.5 million in 2011 from RMB5,869.5 million in 2010. In particular, we recorded charges to cost of revenues of RMB0.1 million and RMB287.7 million in 2010 and 2011, respectively, to reflect the probable loss arising from doubtful recovery of advances to suppliers, and an inventory write-down of RMB134.5 million and RMB583.1 million in 2010 and 2011, respectively. In addition, the costs associated with PV module production increased by 17.6% to RMB6,060.3 million in 2011 from RMB5,152.1 million in 2010, due primarily to an increase in sales volume but partially offset by a decrease in silicon-based raw materials.

As a result of the foregoing, our gross profit was negative RMB217.1 million in 2011, compared to gross profit of RMB1,679.0 million in 2010. Our gross profit margin was negative 3.4% in 2011, compared to positive 22.2% in 2010, primarily because the decrease in the average selling price of our PV modules outpaced the decrease in the silicon-based raw materials.

Operating Expenses and Operating Profit (Loss)

Our operating expenses increased by 77.8% to RMB879.4 million in 2011 from RMB494.5 million in 2010. Our operating expenses as a percentage of our total net revenues increased to 13.7% in 2011 from 6.6% in 2010.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, share-based compensation charges, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 3.9% to RMB279.8 million in 2011 from RMB269.2 million in 2010, due primarily to increases in salaries and benefits as a result of the expansion of our sales force, and increases in exhibition and advertising fees. Selling expenses as a percentage of our total net revenues increased to 4.4% in 2011 from 3.6% in 2010.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for our administrative personnel. Our general and administrative expenses increased by 97.8% to RMB340.4 million in 2011 from RMB172.1 million in 2010, due primarily to increases in one-time share-based compensation to two executives that terminated employment relationships with us in 2011 of RMB16.0 million. General and administrative expenses as a percentage of our total net revenues increased to 5.2% in 2011 from 2.3% in 2010.

Provision for losses is in relation to advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. Our provision for doubtful debts and other receivables amounted to RMB56.2 million in 2011, compared to a reversal of such provision of RMB0.3 million in 2010. The provision was primarily due to the dispute with LDK to recover the remaining deposits associated with a multi-year supply agreement.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 27.5% to RMB68.2 million in 2011 from RMB53.5 million in 2010. The increase was primarily because we expanded our research and development team and conducted additional research and development activities. Research and development expenses as a percentage of our total net revenues increased to 1.1% in 2011 from 0.7% in 2010.

As a result of the foregoing, our operating loss was RMB1,096.4 million in 2011, compared to an operating profit of RMB1,184.5 million in 2010. Our operating profit margin decreased to negative 17.1% in 2011 from positive 15.7% in 2010.

Interest Expense, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts and Changes in Fair Value of Conversion Feature of Convertible Bonds

We generated interest income of RMB11.8 million and incurred interest expense of RMB171.1 million in 2011, compared to interest income of RMB6.1 million and interest expense of RMB161.7 million in 2010. The increase in interest expense was due primarily to an increase in accretion of interest expense of our convertible bonds.

We incurred exchange losses of RMB4.0 million in 2011, compared to exchange losses of RMB89.3 million in 2010, primarily due to the fluctuation of the U.S. dollar and Euro against the Renminbi.

Our other income decreased to RMB5.1 million in 2011 from RMB12.4 million in 2010 due primarily to a decrease in government grants received. Our other expenses increased to RMB14.1 million in 2011 from RMB5.9 million in 2010, due primarily to an increase in bank charges.

We recorded negative RMB70.8 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative, commodity and interest rate swap contracts.

We recorded RMB264.4 million in changes in fair value of convertible feature of our convertible bonds in 2011, due primarily to the changes in our ADS price.

Income Tax Expense

Our income tax benefit was RMB144.9 million in 2011, compared to an income tax expense of RMB298.0 million in 2010, due primarily to our taxable loss in 2011.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of RMB930.1 million in 2011, compared to net income of RMB757.4 million in 2010. Our net profit margin decreased to negative 14.5% in 2011 from positive 10.0% in 2010.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 3.3% , 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

B. Liquidity and Capital Resources

We are a holding company, and conduct substantially all of our business through SolarOne Qidong, our wholly owned PRC operating subsidiary. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2012, a total of RMB2,726.2 million (US$437.6 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
		(In thousands)
Net cash provided by (used in) operating activities	266,760	255,494	(1,052,213)	(168,892)
Net cash used in investing activities	(669,159)	(2,437,924)	(534,517)	(85,796)
Net cash provided by financing activities	1,387,456	2,528,208	286,651	46,011
Net increase (decrease) in cash and cash equivalents	985,057	345,778	(1,300,079)	(208,677)

Cash Flows from Operating Activities

Net cash provided by operating activities primarily consists of net income (loss), as adjusted for non-cash items such as change in fair value of the conversion feature of our convertible bonds, depreciation and amortization, warranty provision, share-based compensation expenses, provision for doubtful debts, provision for losses for advances to suppliers, deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other assets (including advance to suppliers, long-term prepayments and accounts receivable), amounts due to related parties, accounts payable, customer deposits, accrued expenses and other liabilities.

Our net cash used in operating activities was RMB1,052.2 million (US$168.9 million) in 2012, which was derived from net loss of RMB1,562.9 million (US$250.9 million), adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB326.1 million (US$52.3 million), depreciation and amortization of RMB373.2 million (US$59.9 million), provision for doubtful collection of advances to supplier of RMB170.0 million (US$27.3 million), amortization of convertible bonds discount of RMB88.5 million (US$14.2 million) and provision for doubtful collection of accounts receivable of RMB87.6 million (US$14.1 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB781.3 million (US$125.4 million), were primarily comprised of:

•

an increase of RMB508.3 million (US$81.6 million) in accounts receivable and an increase in amount due from related parties of RMB195.1 million (US$31.3 million), due primarily to greater sales near the end of the year;

•	an increase of RMB480.7 million (US$77.2 million) in inventories primarily as a result of increased finished goods due primarily to a decrease in sales; and

•	a decrease in advance to suppliers and long-term prepayments of RMB159.3 million (US$25.6 million), primarily due to the decrease in silicon material price and smaller advances required by suppliers.

Our net cash provided by operating activities was RMB255.5 million in 2011, which was derived from net loss of RMB930.1 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB583.1 million, depreciation and amortization of RMB218.6 million, provision for doubtful collection of advances to supplier of RMB287.7 million, provision for doubtful collection of other receivables of RMB54.0 million and impairment of goodwill of RMB134.7 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net increase of RMB184.3 million, were primarily comprised of:

•	a decrease of RMB743.5 million in accounts receivable, due primarily to a decrease in sales;

•	an increase of RMB476.4 million in inventories primarily as a result of increased finished goods due primarily to a decrease in sales;

•	an increase in notes payable of RMB260.0 million and an increase in accounts payable of RMB121.9 million due primarily to costs incurred as a result of our capacity expansion in 2011; and

•	an increase of RMB206.4 million in other current assets, primarily because we were able to receive additional cash refund of VAT tax due to an increase in acquisition of fixed assets in 2011.

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

Our net cash used in investing activities was RMB534.5 million (US$85.8 million) in 2012, primarily consisting of RMB598.0 million (US$96.0 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB2,437.9 million in 2011, primarily consisting of RMB2,400.5 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

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

Our net cash provided by financing activities was RMB286.7 million (US$46.0 million) in 2012. This was mainly attributable to proceeds from short-term borrowings of RMB2,661.2 million (US$427.1 million) and proceeds from long-term borrowings of RMB1,369.4 million (US$219.8 million), partially offset by payment of short-term borrowings of RMB3,263.1 million (US$523.8 million).

Our net cash provided by financing activities was RMB2,528.2 million in 2011. This was mainly attributable to proceeds from short-term borrowings of RMB3,322.5 million and proceeds from long-term borrowings of RMB1,595.0 million, partially offset by payment of short-term borrowings of RMB1,877.1 million.

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

As of December 31, 2012, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB1,162.4 million (US$186.6 million). Our short-term bank borrowings bore average interest rates of 4.28%, 4.93% and 4.20% per annum, respectively, in 2010, 2011 and 2012. These short-term bank borrowings have terms of five months to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership. As of December 31, 2012, the aggregate outstanding balance of the current portion of our long-term bank borrowings was RMB467.2 million (US$75.0 million), which is due for repayment from January 1 to December 30, 2013, and the aggregate outstanding balance of the non-current portion of our long-term bank borrowings was RMB2,285.1 million (US$366.8 million), which will be due from January 1, 2014 to September 30, 2016. Our long-term bank borrowings outstanding as of December 31, 2012 bore an average interest rate of 4.25% per annum. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources.

We have been buying back our convertible bonds from time to time since January 1, 2012 and may continue to do so in the future, subject to market conditions and other factors. In 2012, we repurchased our 2018 convertible bonds in a total principal amount of US$71.9 million. As of December 31, 2012, we had US$100.6 million principal amount of 2018 convertible bonds outstanding. The holders of the 2018 convertible bonds have the right to require us to repurchase all or a portion of the bonds on January 15, 2015 at a repurchase price equal to 100% of the principal amount of the bonds to be repurchased, plus accrued and unpaid interest, if any.

As of December 31, 2012, we had cash and cash equivalents in the amount of RMB676.5 million (US$108.6 million). Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. Our advance to suppliers and long-term prepayments in total decreased from RMB1,158.3 million as of December 31, 2010 to RMB680.2 million as of December 31, 2011, and decreased to RMB350.9 million (US$56.3 million) as of December 31, 2012. Our fixed assets increased from RMB2,084.0 million as of December 31, 2010, and to RMB4,716.0 million as of December 31, 2011, and increased to RMB4,780.0 million (US$767.2 million) as of December 31, 2012.

As of December 31, 2012, we had commitments of approximately RMB377.0 million (US$60.5 million) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within 2013.

Our capital expenditures were RMB669.2 million, RMB2,437.9 million and RMB534.5 million (US$85.8 million) in 2010, 2011 and 2012, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. Based on the current market conditions, we expect to incur capital expenditures of approximately US$50 million in 2013, which we plan to use to pay for investments in process improvements and equipment for research and development activities. However, we will actively review our capacity expansion plan on a regular basis as the business environment evolves. In December 2012, we entered into a framework agreement with the Bank of Beijing for access of up to RMB3.0 billion of credit over the next twelve-month period. In January 2013, Hanwha SolarOne Hong Kong Limited entered into a subscription agreement with Samsung Securities (Asia) Ltd. and Kookmin Bank Hong Kong Ltd. to issue outside the United States US$100 million in floating rate notes due January 1, 2016 guaranteed by Hanwha Chemical Corporation. The interest rate floats with the three-month LIBOR. We plan to fund the balance of our capital expenditure requirements for 2013 with cash from operations, additional bank borrowings, and other forms of financing, if necessary.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2012-02, or ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We have adopted ASU 2012-02 since January 1, 2013 and we do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

In January 2013, the FASB issued ASU No. 2013-01, or ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that the scope of Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. ASU 2013-01 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual reports. Entities should provide the disclosures required by this ASU retrospectively for all comparative periods presented. We have adopted ASU 2013-01 since January 1, 2013 and we do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

In February 2013, the FASB issued ASU No. 2013-02, or ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, this standard is effective prospectively for reporting periods beginning after December 15, 2012. We have adopted ASU 2013-02 since January 1, 2013 and we do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. We have successfully applied shallow emitters and metal contacting pastes optimized for shallow emitters to our production lines, and we have implemented novel metallization patterns that reduce silver usage. We have successfully tested advanced texturing and rear passivation technologies in our pilot line and are evaluating the cost effectiveness of commercializing these technologies. We have demonstrated good-quality cells using low-cost poly silicon mixtures. We have designed, built and tested new module product designs that increase module sunlight-to-electricity conversion efficiency, decrease systems installation costs, increase module tolerance of non-uniform illumination, and facilitate new applications, such as low-cost frameless laminate installation and building-integrated installation. In 2010, 2011 and 2012, our research and development expenses were RMB53.5 million, RMB68.2 million and RMB90.8 million (US$14.6 million), respectively.

Our R&D department works closely with our manufacturing department to lower production costs by improving our production efficiency. In July 2007, we established the SolarOne PV Engineering Center. The SolarOne PV Engineering Center is located near our manufacturing facilities in Qidong, Jiangsu Province, and equipped with a pilot production line and various characterization tools. The center focuses on improving cell conversion efficiency and expanding the application of solar cells. We are also working together with universities and research institutes to develop new technology and products.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB thousands)

Purchase obligations relating to raw materials	168,881	168,881	—	—	—
Operating lease obligations	5,000	3,991	1,009	—	—
Long-term debt obligations	3,654,345	540,843	2,189,309	924,193	—
Commitments relating to the acquisition of fixed assets	376,978	376,978	—	—	—
Unrecognized tax benefit	143,473	143,473	—	—	—
Total	4,348,677	1,234,166	2,190,318	924,193	—

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Ki-Joon Hong	63	Chairman and Chief Executive Officer
Dong Kwan Kim	30	Director and Chief Strategy Officer
Min Su Kim	48	Director and President
Thomas J. Toy	58	Independent Director
Ernst A. Bütler	69	Independent Director
Yinzhang Gu	75	Independent Director
David N. K. Wang	67	Independent Director
Jung Pyo Seo	47	Chief Financial Officer
Jeong Eui (J.E.) Hong	47	Chief Technology Officer

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

Mr. Min Su Kim has served as our president since October 2012 and our director since November 2012. Mr. Kim has over 25 years of experience in corporate planning, finance, marketing and sales. He most recently served as the vice president of the planning office of Hanwha Group Headquarters, responsible for developing short- and long-term strategic plans for the group. Mr. Kim served as the vice president of the corporate planning office of Hanwha Chemical Corporation from 2008 to 2011, senior manager of PE & CA marketing team of Hanwha Chemical Corporation from 2000 to 2008 and general manager of the marketing team of Kemira Chemicals Korea Corporation from 1998 to 2000, and held various positions at Hanwha Chemical Corporation from 1987 to 1998. Mr. Kim received his bachelor’s degree in business administration from Seoul National University in 1987, and received his master’s degree in business administration from London Business School in 2011.

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

Dr. David N.K. Wang has served as our independent director since April 2009. He also serves as a member of our audit committee and corporate governance and nominating committee. Dr. Wang was an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China and an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was also a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board and a senior advisor to the chairman of the board of Semiconductor Manufacturing International Corporation (SMIC). From November 2009 to July 2011, Dr. Wang served as president and the chief executive officer of SMIC. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Huahong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.

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

Mr. Jeong Eui (J.E.) Hong has served as our chief technology officer since October 2012. In 2010, Mr. Hong joined Hanwha Chemical Corporation to lead its Solar R&D Group. Prior to joining Hanwha Chemical Corporation, he held leadership positions at Millinet Solar, Applied Materials Korea and LG Semicon from 1992 to 2010. Mr. Hong received his bachelor’s degree in petroleum and mineral engineering from Seoul National University and his master’s degree and Ph.D. in material science and engineering from the Korea Advanced Institute of Science and Technology (KAIST).

B. Compensation

Compensation

In 2010, 2011 and 2012, we paid aggregate cash compensation of RMB7.6 million, RMB3.0 million and RMB9.2 million (US$1.5 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Share Option Plan” and “— 2007 Equity Incentive Plan.”

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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of March 29, 2013.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
		(US$/share)
Ki-Joon Hong	—	—	—	—
Dong Kwan Kim	—	—	—	—
Min Su Kim	—	—	—	—
Thomas J. Toy	120,000	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.8	November 30, 2006	November 30, 2016
Yinzhang Gu	180,000	1.94	August 16, 2007	November 30, 2016
David N.K. Wang	—	—	—	—
Jung Pyo Seo	—	—	—	—
Jeong Eui (J.E.) Hong	—	—	—	—
Other individuals as a group	288,900	1.8	November 30, 2006	November 30, 2016
	150,000	2.02	August 16, 2007	November 30, 2016
	100,000	2.58	October 26, 2007	November 30, 2016
	50,000	2.73	November 1, 2007	November 30, 2016
	100,000	5.31	December 13, 2007	November 30, 2016
	146,250	2.15	March 6, 2008	November 30, 2016
Total	1,315,150

—	No outstanding share option was held by such person.

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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of March 29, 2013.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		(US$/share)

Ki-Joon Hong	—	—	—	—
Dong Kwan Kim	—	—	—	—
Min Su Kim	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—	—
Yinzhang Gu	—	—	—	—
David N.K. Wang	300,000	0.88	April 2, 2009	April 2, 2019
Jung Pyo Seo	—	—	—	—
Jeong Eui (J.E.) Hong	—	—	—	—
Other individuals as a group	20,000	4.376	May 28, 2008	May 28, 2018
	20,000	2.42	September 26, 2008	September 26, 2018
	527,300	1.344	October 16, 2008	October 16, 2018
	5,000	1.344	March 17, 2009	March 17, 2019
	55,000	1.452	May 27, 2009	May 27, 2019
	253,000	1.188	September 11, 2009	September 11, 2019
	239,500	1.01	October 29, 2009	October 29, 2019
	482,800	1.372	December 3, 2009	December 3, 2019
	50,000	1.496	June 28, 2010	June 28, 2010
	75,000	2.042	October 29, 2010	October 29, 2020

Total	2,027,600

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of March 29, 2013.

Name	Ordinary Shares Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date
Ki-Joon Hong	—	—	—
Dong Kwan Kim	—	—	—
Min Su Kim	—	—	—
Thomas J. Toy	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
Verena Maria Bütler (wife of Ernst A. Bütler)	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
Yinzhang Gu	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
David N.K. Wang	37,500	January 1, 2010	January 1, 2020
	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
Jung Pyo Seo	—	—	—
Jeong Eui (J.E.) Hong	—	—	—
Other individuals as a group	160,000	February 28, 2011	February 28, 2021
	112,500	April 28, 2011	April 28, 2021
	225,000	May 31, 2011	May 31, 2021
	112,500	July 28, 2011	July 28, 2021
	112,500	October 28, 2011	October 28, 2021
	412,500	November 29, 2011	November 29, 2021
	337,500	April 30, 2012	April 30, 2022
	1,762,500	June 28, 2012	June 28, 2022

Total	3,685,000

—	No restricted stock units have been granted to such person.

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

D. Employees

As of December 31, 2012, we had 6,252 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
Manufacturing and engineering	8,706	7,691	4,839
General and administration	240	351	300
Quality control	794	921	630
Research and development	150	165	104
Purchasing and logistics	295	377	271
Marketing and sales	56	119	108

Total	10,241	9,624	6,252

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2010, 2011 and 2012 was RMB52.4 million, RMB84.5 million and RMB79.5 million (US$12.8 million), respectively.

We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2012, there were outstanding options to purchase 1,641,150 ordinary shares under our 2006 share option plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2012, there were outstanding options to purchase 2,545,575 ordinary shares under our 2007 share option plan.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 29, 2013, SolarOne Qidong signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of SolarOne Qidong who are PRC citizens and is effective from March 29, 2013 to March 28, 2014.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 12, 2013, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Ki-Joon Hong	—	—
Dong Kwan Kim	—	—
Min Su Kim	—	—
Thomas J. Toy	369,990	0.09%
Verena Maria Bütler (wife of Ernst A. Bütler)	429,990	0.10%
Yinzhang Gu	330,000	0.08%
David N.K. Wang	375,000	0.09%
Jung Pyo Seo	—	—
Jeong Eui (J.E.) Hong	—	—
All Directors and Executive Officers as a Group(3)	—	—
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	209,249,448	49.48%

–	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

Notes:

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of April 12, 2013. Percentage of beneficial ownership of each listed person is based on 422,854,332 ordinary shares outstanding as of April 12, 2013, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This number excludes: (i) the remaining 4,014,075 ADSs which were issued to facilitate our convertible bond offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 108,220 ADSs which have been reserved by our company as of April 12, 2013 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares will be 463,528,155 if those numbers mentioned above are to be included.

(3)

Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F.

(4)

Held 202,844,393 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 1,281,011 ADSs as of April 12, 2013. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical, under which Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to approximately US$78.2 million. At the same time, Hanwha Solar completed the acquisition from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar at par value of US$0.0001 per ordinary share. As a result of these transactions, Hanwha Solar owns an approximately 49.48% equity interest in our company.

As of April 12, 2013, approximately 55.8% of our outstanding ordinary shares, represented by approximately 47,174,282 ADSs, were held by 44 record holders in the United States.

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

Private Placement

In September 2010, we issued in a private placement an aggregate of 36,455,089 ordinary shares to Hanwha Solar at a purchase price of US$2.144 per share for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value of US$0.0001 per ordinary share.

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

Equity Incentive Plan

See “Item 6.B. Compensation — 2006 Share Option Plan” and “Item 6.B. Compensation — 2007 Equity Incentive Plan.”

Material Transactions with Certain Shareholders and Affiliated Companies

•

On February 5, 20 and 23, and April 27 and 30, 2010, SolarOne Qidong entered into five polysilicon purchase agreements with Ya An Yongwang Silicon Co., Ltd., or Yongwang, which is in the process of liquidation, a company controlled by Hanwha Chemical, the holding company of Hanwha Solar, under which SolarOne Qidong purchased polysilicon from Yongwang for RMB88.7 million.

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

•	On March 5 and July 10, 2012, Hanwha Q.Cells. GmbH entered into two purchase agreement with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for US$27.5 million.

•

On May 1, 2012, SolarOne Hong Kong entered into a business acquisition agreement with Hanwha Resources Australia Pty Ltd. to acquire Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia for AUD16,732.1.

•

From May 18, 2012 to Oct 31, 2012, Hanwha Corporation entered into several purchase orders with SolarOne Hong Kong to purchase PV modules from SolarOne Hong Kong for a total amount of US$6.0 million and Euro0.4 million.

•

From May 11, 2012 to February 27, 2013, Hanwha Europe entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of Euro22.6 million.

•

From May 11, 2012 to April 22, 2012, Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd., a company affiliated with Hanwha Solar, entered into several purchase orders with SolarOne Qidong to purchase PV products from SolarOne Qidong for a total amount of US$28.7 million.

•

From May 11, 2012 to April 22, 2012, Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd., a company affiliated with Hanwha Solar, entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$6.5 million.

•

From May 11, 2012 to April 22, 2012, Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd., a company affiliated with Hanwha Solar, entered into several purchase orders with Solar R&D to purchase PV products from Solar R&D for a total amount of US$36,991.

•

From May 30, 2012 to March 7, 2013, Hanwha Japan Co., Ltd. entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$70.3 million and JPY866.4 million.

•

On June 7, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase a module line from Hanwha TechM for US$570,000.

•

From June 4, 2012 to January 29, 2013, Hanwha International LLC, a company affiliated with Hanwha SolarOne, entered into several purchase orders with SolarOne U.S.A. to purchase PV products from SolarOne U.S.A. for a total amount of US$11.8 million.

•

From June 22, 2012 to July 17, 2012, Komodo Enterprises Inc., a company affiliated with Hanwha Corporation, entered into several purchase orders with SolarOne U.S.A. to purchase PV products from SolarOne U.S.A. for a total amount of US$1.0 million.

•

On August 22, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase a module automation and packing system from Hanwha TechM for US$3.25 million.

•

On September 21, 2012, SolarOne U.S.A. entered into a 3PL Service Agreement with Hanwha International LLC, a company affiliated with Hanwha SolarOne and KCC Transport Systems, Inc., an independent third party, to purchase logistics services, including customs clearance and warehousing.

•

On December 5, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase an automatic spraying equipment from Hanwha TechM for US$95,000.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Export Sales

Our export sales in 2010, 2011 and 2012 were RMB6,935.9 million, RMB5,817.2 million and RMB3,295.9 million (US$529.0 million), respectively, and accounted for 92.1%, 90.7% and 89.6% of our net revenues, respectively.

Legal and Administrative Proceedings

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Due to doubtful recovery of advances to suppliers, we recorded a provision of RMB186.0 million (US$29.9 million) in 2012 to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. On June 8, 2009, LDK, one of our suppliers of silicon, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. On July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that we made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement and legal fees of RMB4 million. On March 23, 2012, a hearing was held by the Shanghai Arbitration Commission, and all the requests filed by LDK were dismissed. LDK was also required to refund the deposit amounting to RMB104 million to us within 30 days from the date of the hearing. As we did not receive the refund from LDK within the required period, we have taken steps to apply for an enforcement of the award. The requests filed by us for compensation of RMB35 million and legal fees of RMB4 million were dismissed. On April 26, 2012, LDK submitted a separate and new arbitration request to the Shanghai Arbitration Commission updating its arbitration claim to seek damages of RMB446 million plus legal cost for our alleged failure to perform the aforesaid multi-year framework supply agreement. Based on other relevant supplementary agreements between the parties and in light of the previous arbitration award in our favor which was based on the same principal contract and facts, we expect the outcome of the new arbitration to be positive. Even if we are held liable by the tribunal, we expect our liability to be limited and substantially lower than the claim made by LDK in the new arbitration. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our management personnel.”

On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc., or Hoku collectively, one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku has never made any delivery of polysilicon, and has also failed to return a US$49 million prepayment to us. We demanded Hoku to return the prepayment. We have vigorously pursued our claims against Hoku and based on the underlying facts, we expect a positive outcome of the case. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our profitability. For example, on July 16, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC, to pay a total amount of RMB92 million including, among others, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract dated September 21, 2010. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of RMB187 million for breach of contract. Based on the facts of the case and our discussion with our external counsels, we believe the contract termination claim of Guo Hua is unlikely to be supported by the Guangzhou Arbitration Commission and our liability for damages, if any, would likely be limited and substantially lower than the claim made by Guo Hua in the arbitration. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — We depend on a limited number of customers and countries for a high percentage of our revenues and the loss of, a significant reduction in orders from, or failure to collect payments from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.”

As a result of a petition filed on October 19, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, the Department of Commerce, or the DOC, published an Antidumping Duty Order, or an AD Order, and a Countervailing Duty Order, or a CVD Order, on solar panels imported from China on December 7, 2012. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%. Actual AD and CVD ultimately due will be determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month of the publication of the AD and CVD Orders, and covers the preceding one-year period. SolarOne Qidong is undertaking efforts to protect itself against the potential increases of AD and CVD in these reviews. SolarOne Qidong is challenging the DOC’s final ruling at the United States Court of International Trade and also has joined others in challenging the final determination of material injury made by the United States International Trade Commission, or the USITC, in an effort to overturn these decisions. There is no assurance that we will succeed in overturning the final rulings of the DOC and the USITC or that the AD and CVD will be eliminated and the duty deposit rates will be reduced. The imposition of the AD and CVD and any increase in the rate of AD or CVD or their respective deposit ratios will significantly increase the price of our products, negatively affect our sales in the U.S. and adversely affect our results of operations.

On September 6 and November 8, 2012, the European Commission initiated an antidumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. We have taken necessary steps to deploy a vigorous defense in these proceedings in order to annul the European Commission’s refusal to consider the claims for market economy treatment, which would allow us to receive an individual reduction in the calculation of AD. On March 11, 2013, our concerned subsidiaries filed an application for the annulment of Regulation (EU) No. 1168/2012 of the European Parliament and of the Council of December 12, 2012 amending Council Regulation (EC) No. 1225/2009 on protection against dumped imports from countries not members of the European Community (OJ 2012 L 344/1), insofar as it was applied to the relevant subsidiaries, and of the European Commission’s decision of January 3, 2013 refusing consideration of the above-mentioned subsidiaries’ claims for market economy treatment. It is difficult to predict the AD rates that may apply to our exports to the EU. Consequently, at this point of time, we are unable to assess the impact of these proceedings on our exports to the European Union market. An unfavorable outcome of such proceedings could significantly increase the price of our products, negatively affect our sales in the European Union market and adversely affect our results of operations. See “Item 3.D. Risk Factors — Risks Related to Our Company and Our Industry — Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

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

B. Significant Changes

There have been no significant changes since December 31, 2012, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HSOL.”

In 2012, the trading price of our ADSs on the Nasdaq Global Market ranged from US$0.77 to US$2.51 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) each year of 2009, 2010, 2011 and 2012, (2) each quarter in 2011 and 2012 and the first quarter in 2013, and (3) each of the past six months.

	Sales Price
	High	Low
Annually High and Low
2008	40.19	2.67
2009	8.95	2.27
2010	13.48	5.61
2011	9.78	0.91
2012	2.51	0.77
Quarterly High and Low
First Quarter 2011	9.78	6.90
Second Quarter 2011	7.69	4.83
Third Quarter 2011	6.41	2.28
Fourth Quarter 2011	2.50	0.91
First Quarter 2012	2.51	1.00
Second Quarter 2012	1.37	0.81
Third Quarter 2012	1.35	0.94
Fourth Quarter 2012	1.13	0.77
First Quarter 2013	1.53	0.87
Monthly Highs and Lows
October 2012	1.13	0.94
November 2012	1.07	0.77
December 2012	1.08	0.85
January 2013	1.48	1.03
February 2013	1.53	1.13
March 2013	1.18	0.87
April 2013 (through April 26, 2013)	1.08	0.86

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

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after valid commercial documents are provided and, in the case of capital account item transactions, after obtaining the approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.

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

PRC Taxation

Under the EIT, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT does not define the term “de facto management.” However, the Implementation Regulations for the Enterprise Income Tax Law of the PRC issued by the State Council on December 6, 2007 defined de facto management body as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict interpretation of the EIT and its Implementation Regulations. If Hanwha SolarOne or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Hanwha SolarOne or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, excluding the dividend income received from our PRC subsidiaries which should have been subject to PRC income tax already.

Moreover, the EIT provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC (through our holding company structure). Thus, dividends paid to us by our subsidiaries in the PRC may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT.

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

If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing Implementation Regulations of the EIT, dividends paid by us to our ultimate shareholders, which are “non-resident enterprises” and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the lower capital gains rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Passive Foreign Investment Company

We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year that ended December 31, 2012, and we do not currently expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2013 will not be determinable until the close of the current taxable year ending December 31, 2013, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

In 2012, we entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for our sales contracts denominated in a currency other than Renminbi. As of December 31, 2012, a notional amount of Euro44.0 million and US$46.3 million was outstanding under these foreign currency derivative contracts. We may enter into additional forward contracts or enter into economic hedges in the future.

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

As of December 31, 2010, 2011 and 2012, we held equivalents of RMB1,282.8 million, RMB537.5 million and RMB957.0 million (US$153.6 million) in accounts receivable, respectively, of which RMB606.6 million, RMB223.0 million and RMB130.6 million (US$21.0 million) were denominated in U.S. dollars and RMB599.4 million, RMB194.3 million and RMB559.1 million (US$89.7 million) were denominated in Euros in 2010, 2011 and 2012, respectively.

Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2010, 2011 and 2012, our accounts receivable denominated in U.S. dollars as of December 31, 2010, 2011 and 2012 would have been Renminbi equivalents of RMB545.9 million, RMB200.7 million and RMB117.5 million, respectively. These amounts represent net losses of RMB60.7 million, RMB22.3 million and RMB13.1 million, respectively, to our accounts receivable denominated in U.S. dollars as of December 31, 2010, 2011 and 2012.

Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2010, 2011 and 2012, our accounts receivable denominated in Euro would have been Renminbi equivalents of RMB539.5 million, RMB174.8 million and RMB503.2 million, respectively. These amounts represent net losses of RMB59.9 million, RMB19.5 million and RMB55.9 million, respectively, to our accounts receivable denominated in Euro as of December 31, 2010, 2011 and 2012.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expense incurred in connection with our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2012, our total interest-bearing borrowings were RMB3,914.7 million (US$628.4 million), of which RMB3,370.7 million (US$540.0 million) were denominated in U.S. dollars. In 2012, we entered into an interest rate swap agreement to manage risk with respect to our long-term borrowings with a floating rate. We estimate the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

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

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2012, we did not receive any reimbursement from the depositary.

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

As of December 31, 2012, our cash resources amounted to RMB676.5 million (US$108.6 million), comprising cash on hand and demand deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of internal control over financial reporting as of December 31, 2012, as stated in its report, which is included immediately below. Ernst & Young Hua Ming LLP has also audited our consolidated financial statements for the year ended December 31, 2012, as stated in its report which is included on page F-2 in this annual report.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of

Hanwha SolarOne Co., Ltd.

We have audited Hanwha SolarOne Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hanwha SolarOne Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanwha SolarOne Co., Ltd. as of December 31, 2012 and

2011, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of Hanwha SolarOne Co., Ltd., and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 29, 2013

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)

Audit fees(1)	5,250,000	6,000,000	5,900,000	947,015
Tax fees(2)	260,000	102,650	1,070,000	171,747
All other fees	1,500,000	—	—	—

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors. In 2011 and 2012, RMB6.0 million and RMB5.9 million (US$0.9 million), respectively, are for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice in 2010 to 2012.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

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

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2011 and 2012

•	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2010, 2011 and 2012

•	Notes to the Consolidated Financial Statements

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011 (incorporated by reference to Exhibit 1.3 from our 20-F annual report, as amended, initially filed with the Commission on June 3, 2011)

2.1	Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.2	Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.3	Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit Number	Description of Document

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Equipment Sales Agreement, dated April 30, 2010, between SMIC Energy Technology (Shanghai) and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.33 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.5	Lease Agreement, dated April 2010, between Qidong Huahong Electronics Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. (incorporated by reference to Exhibit 4.35 from our 20-F annual report, as amended, initially filed with the Commission on May 25, 2010)

4.6	Shareholders Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on November 9, 2010)

4.7	Share Purchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation, dated August 3, 2010 (incorporated by reference to Exhibit 99.1 from Form 6-K submitted with the Commission on November 9, 2010)

4.8	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 9, 2010)

4.9	Purchase Agreement between Ya An Yongwang Silicon Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. dated September 15, 2010 (incorporated by reference to Exhibit 4.18 from our 20-F annual report, as amended, initially filed with the Commission on June 3, 2011)

8.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

11.1	Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

101*	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I — Condensed Financial Information Of Registrant.

Note:

*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA SOLARONE CO., LTD.

/s/ Ki-Joon Hong
Name:	Ki-Joon Hong
Title:	Chairman and Chief Executive Officer

Date: April 29, 2013

HANWHA SOLARONE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Hanwha SolarOne Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hanwha SolarOne Co., Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanwha SolarOne Co., Ltd. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 29, 2013

HANWHA SOLARONE CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2011	2012	2012
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		1,976,555	676,476	108,582
Restricted cash		281,626	150,462	24,151
Accounts receivable — net	3	537,540	956,969	153,604
Notes receivable	3	60,208	2,681	430
Inventories — net	4	684,049	838,727	134,625
Advance to suppliers — net	5	475,645	166,838	26,779
Other current assets — net	6	528,572	356,784	57,268
Deferred tax assets — net	23	264,590	150,297	24,124
Derivative contracts	16	29,091	—	—
Amount due from related parties — net	24	241,453	420,610	67,513

Total current assets		5,079,329	3,719,844	597,076

Non-current assets:
Long-term prepayments	5	204,570	184,065	29,544
Fixed assets — net	7	4,715,962	4,779,873	767,222
Intangible assets — net	8	334,987	335,047	53,779
Deferred tax assets — net	23	16,493	107,304	17,224
Long-term deferred expenses	10	49,702	25,200	4,045

Total non-current assets		5,321,714	5,431,489	871,814

Total assets		10,401,043	9,151,333	1,468,890

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank borrowings	11	1,764,251	1,162,372	186,574
Long-term bank borrowings, current portion	11	242,604	467,204	74,991
Accounts payable		1,024,947	1,061,723	170,418
Notes payable	15	462,602	314,517	50,483
Accrued expenses and other liabilities	12	375,238	400,537	64,291
Customer deposits	14	84,871	36,314	5,829
Unrecognized tax benefit	23	143,473	143,473	23,029
Derivative contracts	16	30,670	17,311	2,779
Amount due to related parties	24	42,342	72,045	11,564

Total current liabilities		4,170,998	3,675,496	589,958

Non-current liabilities:
Long-term bank borrowings	11	1,352,373	2,285,106	366,785
Long-term payable	22	50,000	50,000	8,026
Deferred tax liabilities	23	25,387	24,798	3,980
Convertible bonds	21	498,646	368,590	59,163

Total non-current liabilities		1,926,406	2,728,494	437,954

Total liabilities		6,097,404	6,403,990	1,027,912

Commitments and contingencies	27

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 and 20,070,375 shares issued and outstanding at December 31, 2011 and 2012, respectively)	20	24	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and 1,000,000,000 shares authorized; 422,395,432 shares and 423,395,432 shares issued and outstanding at December 31, 2011 and 2012, respectively)		315	316	51
Additional paid-in capital		3,996,418	4,004,199	642,718
Statutory reserves	18	174,456	174,456	28,002
Retained earnings (accumulated deficit)		132,426	(1,430,433)	(229,600)
Accumulated other comprehensive loss		—	(1,219)	(197)

Total shareholders’ equity		4,303,615	2,747,319	440,974

Total liabilities, redeemable ordinary shares and shareholders’ equity		10,401,043	9,151,333	1,468,890

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2010	2011	2012	2012
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenues:
Third parties		7,072,789	5,832,628	2,639,453	423,661
Related parties	24	475,756	583,857	1,038,927	166,759

Total net revenues	28	7,548,545	6,416,485	3,678,380	590,420

Cost of revenues		(5,869,503)	(6,633,542)	(4,003,885)	(642,667)

Gross profit (loss)		1,679,042	(217,057)	(325,505)	(52,247)

Operating expenses:
Selling expenses		(269,202)	(279,788)	(348,568)	(55,949)
General and administrative expenses		(172,117)	(340,405)	(278,033)	(44,628)
Provision for doubtful accounts receivable and other receivable		278	(56,234)	(137,674)	(22,098)
Research and development expenses		(53,500)	(68,217)	(90,820)	(14,578)
Impairment of goodwill	9	—	(134,735)	—	—

Total operating expenses		(494,541)	(879,379)	(855,095)	(137,253)

Operating profit (loss)		1,184,501	(1,096,436)	(1,180,600)	(189,500)
Interest expense		(161,677)	(171,059)	(299,515)	(48,075)
Interest income		6,141	11,763	15,841	2,543
Exchange gains (losses)		(89,272)	(3,965)	8,875	1,425
Changes in fair value of derivative contracts	16	77,531	(70,778)	5,326	855
Changes in fair value of conversion feature of convertible bonds	21	31,623	264,384	(5,692)	(914)
Loss on extinguishment of debt	21	—	—	(82,713)	(13,276)
Other income		12,396	5,144	9,265	1,487
Other expenses		(5,903)	(14,102)	(18,391)	(2,952)

Income (loss) before income taxes		1,055,340	(1,075,049)	(1,547,604)	(248,407)

Income tax (expenses) benefit	23	(297,983)	144,945	(15,255)	(2,449)

Net income (loss) attributable to Hanwha SolarOne Co., Ltd. shareholders		757,357	(930,104)	(1,562,859)	(250,856)

Net income (loss) attributable to Hanwha SolarOne Co., Ltd. shareholders per share:
Basic	29	RMB 2.43	RMB (2.21)	RMB (3.70)	RMB (0.59)
Diluted	29	RMB 2.36	RMB (2.21)	RMB (3.70)	RMB (0.59)

Number of shares used in computation of net income (loss) per share:
Basic	29	311,263,308	420,325,701	422,167,505	422,167,505
Diluted	29	357,272,605	420,325,701	422,167,505	422,167,505

Other comprehensive loss, net of tax
Foreign currency translation adjustment		—	—	(1,219)	(197)

Comprehensive income (loss) attributable to Hanwha SolarOne Co., Ltd. shareholders		757,357	(930,104)	(1,564,078)	(251,053)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2010	2011	2012	2012
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from operating activities:
Consolidated net income (loss)		757,357	(930,104)	(1,562,859)	(250,856)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized loss from derivative contracts	16	6,770	1,021	15,732	2,524
Changes in fair value of conversion feature of convertible bonds	21	(31,623)	(264,384)	5,692	914
Loss from disposal of fixed assets		957	1,714	8,497	1,364
Loss on extinguishment of debt	21	—	—	82,713	13,276
Amortization of convertible bonds discount		60,405	75,595	88,507	14,207
Depreciation and amortization		187,587	218,641	373,155	59,896
Impairment of goodwill	9	—	134,735	—	—
Amortization of long-term deferred expense		7,194	11,408	21,577	3,463
Stock compensation expenses	19	31,963	38,331	7,782	1,249
Write-down of inventories	4	134,489	583,097	326,051	52,335
Provision for doubtful collection of accounts receivable	3	—	1,778	87,626	14,065
Reversal of doubtful debt for accounts receivable		(278)	—	—	—
Provision for doubtful collection of advance to suppliers	5	117	287,742	170,012	27,289
Provision for doubtful collection of other receivables	6	—	54,456	50,048	8,033

Provision for doubtful collection of amount due from a related party	24	—	—	15,960	2,562
Deferred tax (benefit) expense	23	(32,055)	(173,303)	22,893	3,675
Warranty provision	13	67,616	64,730	33,108	5,314
Warranty settlements and reversals	13	(9,386)	(34,286)	(17,372)	(2,788)
Unrecognized tax benefit	23	116,088	—	—	—
Changes in operating assets and liabilities:
Restricted cash		(5,298)	(28,693)	12,379	1,987
Accounts receivable		(695,041)	743,489	(508,274)	(81,585)
Notes receivable		(10,000)	(50,208)	57,527	9,234
Inventories		(141,289)	(476,373)	(480,729)	(77,162)
Advance to suppliers and long-term prepayments		(178,700)	85,883	159,300	25,569
Other current assets		(75,117)	(206,408)	135,524	21,753
Intangible assets	8	(1,678)	(134,719)	(7,104)	(1,140)
Long-term deferred expense		—	(2,322)	(1,484)	(238)
Long-term payable	22	—	50,000	—	—
Amount due from related parties		(30,361)	(198,634)	(195,117)	(31,318)
Accounts payable		(12,252)	121,866	175,126	28,110
Notes payable		(5,656)	259,975	(126,976)	(20,382)
Accrued expenses and other liabilities		154,680	(60,025)	17,347	2,784
Amount due to related parties		(3,582)	29,159	29,703	4,768
Customer deposits		(26,147)	51,333	(48,557)	(7,794)

Net cash provided by (used in) operating activities		266,760	255,494	(1,052,213)	(168,892)

Cash flows from investing activities:
Acquisition of fixed assets		(634,506)	(2,400,481)	(597,978)	(95,982)
Change in restricted cash		(34,653)	(37,443)	63,461	10,186

Net cash used in investing activities		(669,159)	(2,437,924)	(534,517)	(85,796)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONT’D

		For the year ended December 31,
	Note	2010	2011	2012	2012
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flows from financing activities:
Proceeds from issuance of redeemable ordinary shares pursuant to the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	26	21	9	—	—
Payment for repurchase of redeemable ordinary shares which were issued pursuant to the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	26	—	(16)	—	—
Net proceeds from issuance of ordinary shares to Hanwha Solar Holdings Co., Ltd.	17	1,059,812	—	—	—
Net proceeds from issuance of ordinary shares	17	521,302	—	—	—
Proceeds from exercise of stock options		12,166	1,135	—	—
Proceeds from short-term borrowings		1,098,911	3,322,480	2,661,172	427,147
Repayment of short-term borrowings		(1,184,756)	(1,877,148)	(3,263,051)	(523,756)
Change in restricted cash		—	(115,000)	55,324	8,880
Repurchase of convertible bonds	21	—	—	(299,271)	(48,036)
Repurchase of redeemable ordinary shares	20	—	(18)	—	—
Proceeds from long-term borrowings		—	1,594,977	1,369,370	219,799
Repayment of long-term borrowings		(120,000)	(350,000)	(212,037)	(34,034)
Arrangement fee for long-term loans		—	(42,586)	(18,355)	(2,946)
Arrangement fee for short-term loans		—	(5,625)	(6,501)	(1,043)

Net cash provided by financing activities		1,387,456	2,528,208	286,651	46,011

Net increase (decrease) in cash and cash equivalents		985,057	345,778	(1,300,079)	(208,677)
Cash and cash equivalents at the beginning of year		645,720	1,630,777	1,976,555	317,259

Cash and cash equivalents at the end of year		1,630,777	1,976,555	676,476	108,582

Supplemental disclosure of cash flow information:
Interest paid		89,855	54,828	164,536	26,410
Income taxes paid		160,615	152,681	47,212	7,578
Realized gain (loss) from derivative contracts		84,301	(69,757)	21,059	3,380
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		48,613	446,314	(159,459)	(25,595)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of ordinary shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss-foreign currency	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of January 1, 2010		290,708,739	227	2,331,797	69,564	410,065	—	2,811,653
Exercise of stock options and vesting of restricted stock units	19	1,762,500	—	12,166	—	—	—	12,166
Settlement of stock options exercised with shares held by depository bank		(1,762,500)	—	—	—	—	—	—
Share-based compensation	19	—	—	31,963	—	—	—	31,963
Shares issued to depository bank		1,500,000	1	(1)	—	—	—	—
Net proceeds from issuance of ordinary shares to Hanwha Solar Holdings Co., Ltd	17	82,436,693	55	1,059,757	—	—	—	1,059,812
Net proceeds from issuance of ordinary shares to public	17	46,000,000	31	521,271	—	—	—	521,302
Net income for the period		—	—	—	—	757,357	—	757,357
Appropriation of statutory reserves	18	—	—	—	100,436	(100,436)	—	—

Balance as of December 31, 2010		420,645,432	314	3,956,953	170,000	1,066,986	—	5,194,253

Exercise of stock options and vesting of restricted stock units	19	2,358,200	1	1,134	—	—	—	1,135
Settlement of stock options exercised with shares held by depository bank		(2,358,200)	—	—	—	—	—	—
Share-based compensation	19	—	—	38,331	—	—	—	38,331
Shares issued to depository bank		1,750,000	—	—	—	—	—	—
Net loss for the period		—	—	—	—	(930,104)	—	(930,104)
Appropriation of statutory reserves	18	—	—	—	4,456	(4,456)	—	—

Balance as of December 31, 2011		422,395,432	315	3,996,418	174,456	132,426	—	4,303,615

Vesting of restricted stock units		1,090,610	1	(1)	—	—	—	—
Settlement of restricted stock units vested with shares held by depository bank		(1,090,610)	—	—	—	—	—	—
Share-based compensation	19	—	—	7,782	—	—	—	7,782
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Net loss for the period		—	—	—	—	(1,562,859)	—	(1,562,859)
Other comprehensive loss		—	—	—	—	—	(1,219)	(1,219)

Balance as of December 31, 2012		423,395,432	316	4,004,199	174,456	(1,430,433)	(1,219)	2,747,319

Balance as of December 31, 2012, in US$’000			51	642,718	28,002	(229,600)	(197)	440,974

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1. ORGANIZATION AND BASIS OF PRESENTATION

Hanwha SolarOne Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The principal activities of its subsidiaries are described in the table below. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.

In May 2010, the Group established Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”). The registered capital of Solar Engineering is RMB50,000,000, contributed by the Group on May 25, 2010. The principal activity of Solar Engineering is to provide construction services to build solar power systems in the People’s Republic of China (“PRC” or “China”).

On April 15, 2011, the Group established two wholly-owned subsidiaries, Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”) and Nantong Hanwha Import & Export Co., Ltd. (“Nantong Hanwha I&E”). The registered capital of SolarOne Nantong and Nantong Hanwha I&E is US$40,000,000 and RMB5,000,000, respectively, which has been received as of December 31, 2012. The principal activity of SolarOne Nantong is to develop, manufacture and sell photovoltaic (“PV”) products to both domestic and overseas customers. Nantong Hanwha I&E is mainly engaged in import and export business. SolarOne Nantong and Nantong Hanwha I&E have not yet commenced operations as of December 31, 2012.

On April 26, 2012, the Group established a wholly-owned subsidiary, Hanwha Solar Canada Inc. (“Solar Canada”). The registered capital of Solar Canada is Canadian Dollar (“CAD”) 450,000, which has been received as of December 31, 2012. The principal activity of Solar Canada is to sell PV products in Canada.

On May 1, 2012, the Group acquired 100% equity interests in Hanwha Solar Australia Pty Ltd. (“Solar Australia”) from Hanwha Corporation with a total cash consideration of Australian Dollar (“AUD”) 16,732, which was the total carrying value of the assets and liabilities in Solar Australia at the point of acquisition. Solar Australia was established in January 2012 by Hanwha Resources Australia Pty Ltd., a wholly-owned subsidiary of Hanwha Corporation. Before the acquisition, the registered and paid-in capital of Solar Australia was AUD50,000. Subsequent to the acquisition, the Company invested additional AUD450,000 in Solar Australia. As of December 31, 2012, the registered capital of Solar Australia was AUD500,000, which has been received as of December 31, 2012. The principal activity of Solar Australia is to sell PV products in Australia.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1. ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)

As of December 31, 2012, the Company’s subsidiaries included the following entities:

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Hanwha SolarOne Investment Holding Ltd. (“SolarOne Investment”)	May 17, 2006	British Virgin Islands	100%	Investment holding

Hanwha SolarOne Hong Kong Limited (“SolarOne HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurements/sales

Hanwha SolarOne U.S.A. Inc. (“SolarOne USA”) (previously known as Solarfun USA, Inc.)	September 18, 2007	United States of America	100%	Sales in USA

Hanwha SolarOne GmbH (“SolarOne GmbH”)	February 14, 2008	Germany	100%	Representation office

Solar Canada	April 26,2012	Canada	100%	International sales

Solar Australia	May 1, 2012	Australia	100%	International sales

SolarOne Nantong	April 15, 2011	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

Hanwha SolarOne (Qidong) Co., Ltd. (“SolarOne Qidong”)	August 27, 2004	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

Hanwha SolarOne (Shanghai) Co., Ltd. (“SolarOne Shanghai”) previously known as Shanghai Linyang Solar Technology Co., Ltd.)	March 29, 2006	PRC	100%	Sales of PV products to PRC customers

Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”)	April 9, 2007	PRC	100%	Research and development

Hanwha SolarOne Technology Co., Ltd. (“SolarOne Technology”)	July 31, 2007	PRC	100%	Manufacturing of silicon ingots and wafers

Solar Engineering	May 25, 2010	PRC	100%	Provide construction services to build solar power systems and sales of PV products in the PRC

Nantong Hanwha I&E	April 15, 2011	PRC	100%	Import and export business

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Comparative Information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Foreign Currency

The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, Foreign Currency Translation except SolarOne USA, Solar Australia and Solar Canada which have determined their functional currency to be their respective local currency. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of comprehensive income. The Company uses the average exchange rate prevailing during the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. The resulting translation adjustments are recorded in other comprehensive loss.

Convenience Translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012, the last business day in fiscal year 2012, in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, provision for doubtful debts, provision for advance to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and intangible assets, impairment of fixed assets, intangible assets and goodwill, valuation allowances on deferred tax assets, stock-based compensation expenses, fair values of derivative contracts and fair value of conversion feature of convertible bonds.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and have original maturities less than 90 days.

Restricted Cash

Restricted cash represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for the Group’s use. Changes in restricted cash that relate to the purchase of raw materials or sale of goods are classified within cash flows from operating activities, changes in restricted cash that relate to the purchase of fixed assets are classified within cash flows from investing activities and changes in restricted cash that relate to bank borrowings are classified within cash flows from financing activities. The restriction on cash is expected to be released within the next twelve months.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest costs incurred during 2010, 2011 and 2012 were RMB 167,054,000, RMB230,093,000 and RMB340,583,000 (US$54,667,341) and interest capitalized during 2010, 2011 and 2012 amounted to RMB5,377,000, RMB59,034,000 and RMB41,068,000 (US$6,591,869), respectively.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Goodwill (cont’d)

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that goodwill is only allocable to one of our reporting units, SolarOne Technology. As of December 31, 2011, the Group performed impairment tests on goodwill in a two-step process. The Group determined the fair value of the reporting unit using the income approach based on the discounted expected future cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. Cash flow after the fifth year were estimated using a terminal value calculation, which considered terminal value growth rate at 3%, considering long-term revenue growth rates for entities in the relevant industries in the PRC. The discount rate of approximately 16% was used in the valuations which reflect the market assessment of the risks specific to the Group’s industry and is based on the weighted-average cost of capital for that particular reporting unit.

The Group recognized nil, RMB134,735,000, and nil of goodwill impairment expense for the years ended December 31, 2010, December 31, 2011 and December 31, 2012, respectively.

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

During the years ended December 31, 2011 and 2012, the significant decline in the market price of its PV products provided indication that the carrying value of its long-lived assets, including fixed assets and intangible assets, may not be recoverable. As of December 31, 2011 and 2012, based on the impairment assessment performed, the sum of the expected future undiscounted cash flows from the long-lived assets exceeded the carrying amount; therefore, the Company concluded the carrying amount of the long-lived assets is recoverable, and no impairment loss is recognized.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The conversion option was bifurcated from the convertible bonds at its fair value and the residual value allocated to the convertible bonds was accreted to the redemption amount using the effective interest method. The Group determined the fair value of the conversion option using binomial model with the assistance of an independent third-party valuation firm.

As of December 31, 2011 and 2012, the fair value and carrying value of the convertible bonds is as follows:

		As of December 31,
	Note	2011	2012	2012
		(RMB’000)	(RMB’000)	(US$’000)

Fair value*		532,506	486,767	78,131
Carrying value	30	498,646	368,590	59,163

*	The fair value of the convertible bonds is determined using binomial model with reference to market quote on the trade price of the convertible bonds as of December 31, 2011 and 2012.

Financial Instruments — Embedded Foreign Currency Derivatives

Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts which are required to be separately accounted for in accordance with ASC 815-10, Derivatives and Hedging: Overall. The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in fair value reported as “Changes in fair value of derivative contracts” in the consolidated statements of comprehensive income. Embedded foreign currency derivatives are presented as current assets or liabilities. The Group does not enter into such derivative contracts for speculative purposes and hedge accounting has not been applied.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Financial Instruments — Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract (cont’d)

During the years ended December 31, 2010, 2011 and 2012, the Group entered into cross-currency exchange rate agreements to receive RMB and sell other currencies, commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of comprehensive income. The Group has elected not to apply hedge accounting to these derivative instruments. As of December 31, 2012, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro44,000,000 (2011: Euro50,000,000) and US$46,250,000 (2011: US$120,000,000), commodity contracts with a quantity of 140,000 ounces of silver (2011: 330,000 ounces) and nil of aluminum (2011: 4,000 ounces), and an interest rate swap contract with notional amount of US$50,000,000 (2011: US$50,000,000). The Group estimates the fair value of its foreign currency, commodity and interest rate swap derivatives using a pricing model based on market observable inputs.

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

The Group entered into a processing service arrangement to process PV cells into PV modules. For this service arrangement, the Group “purchases” PV cells from the customer and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-15, Accounting for

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue Recognition (cont’d)

Purchases and Sales of Inventory with the Same Counterparty, the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted criteria relating to revenue recognition.

The Company recognizes revenue related to long-term solar systems integration services on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. Unbilled amounts are included in the consolidated balance sheets as “unbilled solar systems integration revenue”.

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

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were RMB742,000, RMB13,087,000 and RMB29,255,000 (US$4,695,751) for the years ended December 31, 2010, 2011 and 2012, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on PV modules sold to customers. Before 2012, the standard warranty provides for a 2 to 5-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. From January 1, 2012, the standard warranty provides a 12-year warranty against technical defects, and a 25-year linear warranty, which guarantees: 1) no less than 96% of the initial power generation capacity for PV modules in the first year, 2) an annual output degradation of no more than 0.7% thereafter, and 3) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Warranty Cost (cont’d)

The estimate of the amount of warranty obligation is primarily based on the following considerations: 1) the results of technical analyses, including simulation tests performed on the products by an industry-recognized external certification body as well as internally developed testing procedures conducted by the Company’s engineering team, 2) the Company’s historical warranty claims experience, 3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to the products, and which sell products to a similar class of customers, and 4) the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs are affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, the Group accrues for warranty costs for the 2 to 12-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year or 20 to 25-year warranties for decline from initial power generation capacity because the Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grants

Government grants received by the Company consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met, and the grants are received. For the government grants that is of a non-operating nature and with no further conditions to be met, the amounts are recorded as a non-operating income by offsetting to its operating expenses when received; whereas for the government grants with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as an operating income when the conditions are met.

During the years ended December 31, 2010, 2011 and 2012, the Group recorded RMB18,755,000, RMB14,437,000 and RMB25,911,000 (US$4,159,002), respectively, of government subsidies as an offset to its operating expenses, because these government grants were received due to the reason that the Group qualifies as a “high and new technology enterprise” in Jiangsu Province in the PRC. During the years ended December 31, 2010, 2011 and 2012, the Group received RMB9,595,000, nil and nil, respectively, as reimbursement for interest expense incurred for imported equipment, which are recorded as other income. The government grants recorded in operating expense or other income are not subject to adjustment and do not have any restrictions as to the use of funds.

As of December 31, 2011 and 2012, the Group recorded RMB50,000,000 and RMB50,000,000 (US$8,025,553), respectively, of government grants received as long-term payable because the Group has not fulfilled the conditions required by the government.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group applies ASC 740-10, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income.

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

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were RMB9,400,000, RMB10,270,000 and RMB12,787,000 (US$2,052,455) for the years ended December 31, 2010, 2011 and 2012, respectively. The Group had no capital leases during any of the periods stated herein.

Net Income (Loss) Per Share

Net income (loss) per share is calculated in accordance with ASC 260-10, Earnings Per Share. Basic income (loss) per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible bonds are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis, when the impact is dilutive. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Net Income (Loss) Per Share (cont’d)

outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive.

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

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02 (“ASU 2012-02”), Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company will adopt ASU 2012-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that the scope of Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. ASU 2013-01 is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual reports. Entities should provide the disclosures required by this ASU retrospectively for all comparative periods presented. The Company will adopt ASU 2013-01 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)

present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, this standard is effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advances made to suppliers and long-term prepayments.

The Group has RMB600,144,000 (US$96,329,754) of cash and bank deposits in the PRC, which constitute about 89% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the five suppliers with largest advance balance accounted for an aggregate of 73.1% and 79.3% of total advances to suppliers balance as of December 31, 2011 and 2012, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations (Note 5). The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to accounts receivable, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of Risks (cont’d)

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for an aggregate of 51.9%, 45.0% and 29.8% for the years ended December 31, 2010, 2011 and 2012, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest silicon material suppliers who collectively accounted for an aggregate of 40.0%, 40.6% and 72.4% of the Group’s total silicon and silicon wafer purchases for the years ended December 31, 2010, 2011 and 2012, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

3. ACCOUNTS AND NOTES RECEIVABLE

The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	3,745	1,462	235
Provision for doubtful debt	1,778	87,626	14,065
Written-off	(4,061)	—	—

Ending balance	1,462	89,088	14,300

Notes receivable represents bank drafts that are non-interest bearing and due within four months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

4. INVENTORIES — NET

Inventories consist of the following:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	194,028	187,392	30,078
Work-in-progress	45,363	26,800	4,302
Finished goods	444,658	624,535	100,245

	684,049	838,727	134,625

As of December 31, 2011 and 2012, raw materials of RMB1,097,000 and RMB10,989,000 (US$1,763,856), respectively, of the Group were held in custody by other parties for processing. The write-down of inventories amounted to RMB134,489,000, RMB583,097,000 and RMB326,051,000 (US$52,334,794) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group may seek to recover the advances from the suppliers and will provide for losses on advances in cost of revenue where the Group believes the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded charges to cost of revenue amounting to RMB117,000, RMB287,742,000 and RMB170,012,000 (US$27,288,808), for the years ended December 31, 2010, 2011 and 2012, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

In circumstances where a supplier is in contractual default and the Group has termination rights that require repayment of its remaining deposit and the Group has asserted such rights, the advances are reclassified to other current assets in the consolidated balance sheets. Similarly, the Group reclassifies advances to other current assets (Note 6) when legal proceedings have commenced wherein the Group is claiming a breach of contract and is seeking monetary recovery of the remaining deposit. A provision for loss is recognized in operating expenses in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

6. OTHER CURRENT ASSETS — NET

Other current assets consist of the following:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

VAT recoverable	282,560	162,195	26,034
Income taxes recoverable	57,548	48,268	7,748
Unbilled solar systems integration revenue	—	60,822	9,763
Other receivables — net	128,115	20,064	3,220
Prepaid expenses	60,349	65,435	10,503

	528,572	356,784	57,268

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

Unbilled solar systems integration revenue represents amounts recognized as revenue for which invoices have not yet been sent to customers as of the balance sheet date.

The balance of other receivables as of December 31, 2011 includes RMB57,021,000 and RMB104,505,000, respectively, for export VAT refund receivable and an advanced payment to one supplier which was reclassified from advance to suppliers to other receivables in 2011 because the Group has claimed the counterparty’s breach of a supply contract and thus is seeking monetary recovery of the outstanding deposit through legal methods. A provision of RMB54,456,000 and RMB50,048,000 (US$8,033,258) are recorded for the years ended December 31, 2011 and 2012, respectively, as a result of the Group’s assessment of probable loss.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

7. FIXED ASSETS — NET

Fixed assets consist of the following:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	825,820	1,181,044	189,571
Plant and machinery	2,977,450	3,787,272	607,899
Furniture, fixtures and office equipment	75,147	83,330	13,375
Computer software	15,812	28,107	4,512
Motor vehicles	17,442	16,778	2,692
Leasehold improvement	6,352	562	90

	3,918,023	5,097,093	818,139
Less: Accumulated depreciation	(643,975)	(990,487)	(158,984)

	3,274,048	4,106,606	659,155
Construction-in-progress	1,441,914	673,267	108,067

	4,715,962	4,779,873	767,222

Depreciation expense amounted to RMB182,490,000, RMB213,146,000 and RMB366,111,000 (US$58,764,867) for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011, buildings with a net book value of RMB28,668,000 were pledged for short-term bank borrowings of RMB315,477,000, and long-term bank borrowings of RMB126,018,000 (Note 11). As of December 31, 2012, buildings with a net book value of RMB109,386,000 (US$17,557,664), and plant and machinery with a net book value of RMB364,783,000 (US$58,551,709), were pledged for short-term bank borrowings of RMB498,148,000 (US$79,958,267), and long-term bank borrowings of RMB1,169,480,000 (US$187,714,483) (Note 11).

8. INTANGIBLE ASSETS — NET

Intangible assets consist of the following:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Land use rights
Cost	351,481	358,585	57,557
Less: Accumulated amortization	(16,494)	(23,538)	(3,778)

	334,987	335,047	53,779

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

8. INTANGIBLE ASSETS — NET (CONT’D)

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner was also a significant shareholder of the Company prior to September 16, 2010.

As of December 31, 2011, land use rights with a net book value of RMB30,713,000 was pledged for short-term bank borrowings of RMB315,477,000 and long-term bank borrowings of RMB126,018,000 (Note 11). As of December 31, 2012, land use rights with a net book value of RMB56,076,000 (US$9,000,819) was pledged for short-term bank borrowings of RMB498,148,000 (US$79,958,267), and long-term bank borrowings of RMB540,930,000 (US$86,825,252) (Note 11).

The amortization expense for the years ended December 31, 2010, 2011 and 2012 was RMB4,500,000, RMB5,495,000 and RMB7,044,000 (US$1,130,640), respectively. For each of the next five years, the estimated annual amortization expense of intangible assets is RMB7,163,000 (US$1,149,741).

9. GOODWILL

Goodwill of the Group is as follows:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Goodwill — gross	134,735	134,735	21,626
Accumulated impairment loss	(134,735)	(134,735)	(21,626)

Goodwill — net	—	—	—

As of December 31, 2011, the Company assessed impairment on its goodwill derived from its acquisition of SolarOne Technology. As of December 31, 2011, the Company had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology, and recorded an impairment loss of RMB134,735,000 for the year ended December 31, 2011, which is included in “Impairment of goodwill” in the consolidated statements of comprehensive income.

10. LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Convertible bond issuance costs (Note 21)	19,718	4,080	655
Arrangement fees for non-current bank borrowings	25,580	20,931	3,360
Others	4,404	189	30

	49,702	25,200	4,045

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

10. LONG-TERM DEFERRED EXPENSES (CONT’D)

During the year ended December 31, 2011 and 2012, the Group paid arrangement fees of RMB42,586,000 and RMB18,355,000 (US$2,946,181), respectively, to several banks to acquire long-term bank borrowings, which are amortized based on the duration of the related bank borrowings using the effective interest rate method. As of December 31, 2011 and 2012, the arrangement fee expected to be amortized after one year is recorded as a long-term deferred expense.

11. BANK BORROWINGS

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	3,359,228	3,914,682	628,350

Comprised of:
Short-term	1,764,251	1,162,372	186,574
Long-term, current portion	242,604	467,204	74,991

	2,006,855	1,629,576	261,565
Long-term, non-current portion	1,352,373	2,285,106	366,785

	3,359,228	3,914,682	628,350

The short-term bank borrowings outstanding as of December 31, 2011 and 2012 bore an average interest rate of 4.925% and 4.204% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and have terms of one month to one year.

The long-term bank borrowings outstanding as of December 31, 2011 and 2012 bore an average interest rate of 4.503% and 4.245% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions.

As of December 31, 2012, the Group breached certain bank covenants on its long-term borrowing agreements with Bank of Shanghai Nanjing Branch (as the lead lenders in the agreement), Standard Chartered Bank (Hong Kong) Limited (as the lead lenders in the agreement), and KDB Asia Limited (as the lead lenders in the agreement) with outstanding borrowings of RMB421,440,000 (US$67,645,784), RMB628,550,000 (US$100,889,231), and RMB1,131,390,000 (US$181,600,616), respectively.

In April 2013, the Group obtained waiver letters from Bank of Shanghai Nanjing Branch, Standard Chartered Bank (Hong Kong) Limited and KDB Asia Limited as remedies for the breach of the respective loan covenant, effective until January 1, 2014. Accordingly, RMB142,798,000 (US$22,920,659), RMB628,550,000 (US$100,889,231) and RMB1,131,390,000 (US$181,600,616.36) under the bank borrowing agreements with Bank of Shanghai Nanjing Branch, Standard Chartered Bank (Hong Kong) Limited and KDB Asia Limited, respectively, continue to be classified as non-current as of December 31, 2012.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

11. BANK BORROWINGS (CONT’D)

The current and non-current portions of long-term bank borrowings as of December 31, 2012 will be due in installments between the periods of January 1, 2013 to December 30, 2013, and January 1, 2014 to September 30, 2016, respectively.

As of December 31, 2011 and 2012, unused loan facilities for short-term and long-term borrowings amounted to RMB1,672,853,000 and RMB1,191,722,000 (US$191,284,570), respectively.

Bank borrowings as of December 31, 2011 and 2012 were secured/guaranteed by the following:

December 31, 2011

Amount	Secured/guaranteed by
(RMB’000)

2,161,625	Guaranteed by the Company and other subsidiaries of the Group

441,495	Jointly guaranteed by (i) the Company and (ii) the Group’s premises and land use rights with net book value of RMB28,668,000 and RMB30,713,000, respectively (Notes 7 and 8)

630,090	Guaranteed by the Group’s equipment

126,018	Guaranteed by letters of credit for lenders issued by Bank of Shanghai Nanjing Branch, which was valued as US$20,000,000

3,359,228

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

11. BANK BORROWINGS (CONT’D)

December 31, 2012

Amount	Secured/guaranteed by
(RMB’000)

1,131,390	Guaranteed by Hanwha Chemical Corporation (“Hanwha Chemical”)

1,003,782	Guaranteed by the Company and other subsidiaries of the Group

634,773

Jointly guaranteed by (i) the Company and other subsidiaries of the Group ,and (ii) the Group’s premises and land use rights with net book value of RMB53,127,000 (US$8,527,471) and RMB22,660,000 (US$3,637,181), respectively (Notes 7 and 8)

628,550	Guaranteed by the Group’s plant and machinery with net book value of RMB364,783,000 (US$58,551,709) (Notes 7)

404,305

Jointly guaranteed by (i) the Company, and (ii) the Group’s premises and land use rights with net book value of RMB56,259,000 (US$9,030,192) and RMB33,416,000 (US$5,363,638), respectively (Notes 7 and 8)

111,882	Guaranteed by letters of credit for lenders issued by Bank of Shanghai Nanjing Branch, which was valued as US$20,000,000

3,914,682

As of December 31, 2012, the maturities of these long-term bank borrowings were as follows:

	December 31,
	2012	2012
	(RMB’000)	(US$’000)

Within 1 year	467,204	74,991
Between 1 and 2 years	376,409	60,418
Between 2 and 3 years	1,654,134	265,507
Between 3 and 4 years	254,563	40,860

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

12. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Accrued warranty costs (Note 13)	162,133	177,869	28,550
Accrued wages and other employee welfare	77,207	81,514	13,084
Accrued freight and export related expense	14,253	38,938	6,250
Accrued professional service fees	35,276	26,972	4,329
Accrued interest expense for bank borrowings	5,473	14,499	2,327
Interest payable for convertible bonds	17,544	10,068	1,616
Taxes payable	7,531	9,846	1,579
Accrued utility expenses	11,043	9,263	1,486
Accrued arrangement fee and other expense related to bank borrowings	—	7,546	1,211
Accrued advertising fee	10,906	1,582	254
Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) (Note 26)	13	13	2
Other accrued expenses and liabilities	33,859	22,427	3,603

	375,238	400,537	64,291

13. ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	For the year ended December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	131,689	162,133	26,024
Warranty provision	64,730	33,108	5,314
Warranty reversal	(30,615)	(9,958)	(1,598)
Warranty claims	(3,671)	(7,414)	(1,190)

Ending balance	162,133	177,869	28,550

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

15. NOTES PAYABLE

As of December 31, 2012, notes payable were non-interest bearing and were secured by RMB56,625,000 (US$9,088,939) of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. As of December 31, 2012, these notes are due for payment over the next 12 months.

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

The following table reflects the location in the consolidated statements of comprehensive income and the amount of realized and unrealized gains/(losses) recognized in income for the derivative contracts not designated as hedging instruments for the years ended December 31, 2010, 2011 and 2012:

	Statement of comprehensive income location	Year ended December 31,
		2010	2011	2012
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Foreign exchange derivative contracts (not designated as hedging instruments) — realized	Changes in fair value of derivative contracts	78,966	(50,593)	38,835	6,233
Foreign exchange derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	(9,437)	32,316	(36,824)	(5,910)

Commodity derivative contracts (not designated as hedging instruments) — realized	Changes in fair value of derivative contracts	5,335	(19,164)	(17,777)	(2,854)
Commodity derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	2,667	(28,550)	24,074	3,864

Interest rate swap derivative contracts (not designated as hedging instruments) — unrealized	Changes in fair value of derivative contracts	—	(4,787)	(2,982)	(478)

		77,531	(70,778)	5,326	855

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

16. DERIVATIVE CONTRACTS (CONT’D)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2011 and 2012:

	Balance sheet location	Fair value as of December 31,
		2011	2012
		(RMB’000)	(RMB’000)	(US$’000)

Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	29,091	—	—

Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	—	7,732	1,241
Commodity derivative contracts	Current liabilities: Derivative contracts	25,883	1,809	291
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	4,787	7,770	1,247

		30,670	17,311	2,779

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

18. STATUTORY RESERVES

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non wholly-owned foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

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

For other subsidiaries incorporated in PRC, including SolarOne Technology, SolarOne Shanghai, Solar R&D, Solar Engineering, SolarOne Nantong and Nantong Hanwha I&E, the General Reserve Fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts.

The Group provided RMB100,436,000 and RMB4,456,000 general reserve fund for the year ended December 31, 2010 and 2011, respectively. There were no statutory reserves provided for the year ended December 31, 2012 as all of the Group’s PRC subsidiaries incurred net losses for the year.

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

By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units (“RSUs”) were granted to the Company’s existing three independent directors and 7,500 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2008. Each RSU represents one ADS of the Company, which is equal to five ordinary shares. As of December 31, 2009, the 59,994 RSUs have vested. The 7,500 RSUs granted on January 1, 2008 to each of the independent directors vest in batches of 2,500 RSUs each

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

19. SHARE OPTION PLANS (CONT’D)

year beginning on January 1, 2009. The 7,500 RSUs granted respectively on January 1, 2010, 2011 and 2012 to each of the independent director vest in batches of 1,250 RSUs each half year beginning on July 1, 2010, 2011 and 2012, respectively. During 2011 and 2012, the Board of Directors also approved grant of 1,337,625 and 420,000 RSUs, respectively, to certain of the Participants.

The following tables summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2012	9,551,585	1.96	6.76	0.00
Granted	—
Exercised	—
Forfeited	(5,364,860)	2.03
Expired	—

Outstanding, December 31, 2012	4,186,725	1.86	5.53	0.00

Vested and expected to be vested at December 31, 2012	4,186,725	1.86	5.53	0.00

Exercisable at December 31, 2012	3,750,601	1.72	5.36	0.00

	Number of options	Weighted- average grant- date fair value
		(US$)

Unvested, January 1, 2012	2,364,259	0.96
Granted	—
Vested	(827,613)	1.04
Forfeited	(1,100,523)	0.91

Unvested, December 31, 2012	436,124	0.94

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.202 per ordinary share as of December 31, 2012 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2012.

The aggregate fair value of share options that vested during 2010, 2011 and 2012 was US$4,043,806, US$3,161,594 and US$862,762, respectively. The weighted-average grant-date fair value of share options granted during 2010, and 2011 was US$1.13, and US$1.07, respectively. No share options were granted during 2012.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

19. SHARE OPTION PLANS (CONT’D)

The aggregate intrinsic value of share options exercised during 2010, and 2011 was US$1,324,179, and US$60,481, respectively. No share options were exercised during 2012.

The aggregate fair value of the share options outstanding as of December 31, 2012 measured based on respective grant-date fair values was US$5,199,548 and such amount shall be recognized as compensation expense using the straight-line method with graded vesting based on service conditions.

As of December 31, 2012, there was US$350,095 of unrecognized share-based compensation cost related to share options which is expected to be recognized over a weighted-average vesting period of 3.52 years. To the extent the actual forfeiture rate is different from the current estimation, actual share-based compensation related to these awards may be different from the expectation.

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

	Number of RSUs	Weighted-average grant date fair value	Aggregate intrinsic value
		(US$)	(US$)

Unvested, January 1, 2012	793,750	5.30	777,875
Granted	450,000	1.10
Vested	(218,122)	5.10	241,553
Forfeited	(359,063)	5.46

Unvested, December 31, 2012	666,565	2.45	673,231

The aggregate fair value of vested RSUs for 2010, 2011 and 2012 measured based on respective grant-date fair values was US$627,513, US$3,583,331 and US$1,105,941, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2012 was US$1,631,870 based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions. The weighted-average grant-date fair values of RSUs granted during 2010, 2011 and 2012 were US$8.00, US$6.26 and US$1.10, respectively. The total intrinsic value of RSUs vested during 2010, 2011 and 2012 was US$407,400, US$2,533,282 and US$241,553, respectively.

As of December 31, 2012, there was US$1,856,753 of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 3.91 years. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

19. SHARE OPTION PLANS (CONT’D)

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

The Company calculated the estimated fair value of share options on the grant date using the binomial-lattice model for 2010, and 2011, respectively, with the following assumptions. No share options were granted in 2012.

	Granted in 2010		Granted in 2011

Risk-free interest rate		0.25% – 3.31%	3.33%
Expected dividend yield		0%	0%
Expected volatility		80%	80%
Sub-optimal early exercise factor		3-4 times	2.5 times
Fair value of ordinary shares	From US$ to US$	1.39 2.49	US$1.71

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

Total compensation expense relating to share options and RSUs recognized for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenues	7,898	5,177	2,971	477
Selling expenses	4,184	4,223	971	156
General and administrative expenses	18,365	27,929	3,264	524
Research and development expenses	1,516	1,002	576	92

	31,963	38,331	7,782	1,249

20. REDEEMABLE ORDINARY SHARES

On January 29, 2008 and concurrently with the convertible bond issuance (Note 21), the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

20. REDEEMABLE ORDINARY SHARES (CONT’D)

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

21. CONVERTIBLE BONDS (CONT’D)

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

Accordingly, the conversion option was bifurcated from the Notes upon adoption of ASC 815-40 as a derivative liability at an initial fair value of RMB962,993,000. Changes in fair value of the conversion options are recognized through the statements of comprehensive income. For the year ended December 31, 2012, the Company recorded a loss of RMB5,692,000 (US$913,629) (2011: a gain of RMB264,384,000) resulting from the change in fair value of the conversion option. As of December 31, 2012, the conversion option, which has been combined with the Notes on the balance sheet, was recorded at a fair value of RMB7,908,000 (US$1,269,322) (2011: RMB13,182,000).

In the year ended December 31, 2012, the Company repurchased the Notes with total principal amount of US$71,900, 000 with total consideration of RMB299,271,000 (US$48,036,308) from the open market, and recognized a loss on the extinguishment of debt of RMB82,713,000 (US$13,276,352) as a result of the repurchase.

For the year ended December 31, 2012, the interest expense for the Notes was RMB118,690,000 (US$19,051,059).

22. LONG-TERM PAYABLE

As of December 31, 2012 and 2011, the Group recorded RMB50,000,000 (US$8,025,553) of government grants received as a long-term payable because the Group has not fulfilled the conditions required by the local government. According to the agreement with the administration committee of Nantong Economic and Technological Development Zone, SolarOne Nantong will need to achieve certain specified requirements on its production capacity in three years after the completion of its construction. Failure to meet the requirement upon assessment date (i.e. three years from the receipt of the grant) may result in a proportional refund of the government subsidies received for any actual production capacity not achieved in accordance with the capacity stipulated in the agreement. As of December 31, 2012, the construction has not been completed.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

23. INCOME TAXES

Current taxation

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC. In addition, the Group also has several non-PRC subsidiaries, including SolarOne Investment, SolarOne HK, SolarOne USA, SolarOne GmbH, Solar Canada and Solar Australia, subject to corporate income tax rates ranging from zero to 35%.

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries are subject to EIT at a statutory rate of 25%.

During 2008, SolarOne Qidong received approval from the PRC taxation authorities as a “High and New Technology Enterprise” (“HNTE”) and obtained an HNTE certificate. In 2011, the Company successful renewed its HNTE status for another three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the 2010, 2011 and 2012 tax years, the income tax rate for SolarOne Qidong was 15%.

SolarOne Shanghai, SolarOne Technology, Solar Engineering, Solar R&D, SolarOne Nantong and Nantong Hanwha I&E, the domestic companies in the PRC, are subject to EIT at a rate of 25% for the years ended December 31, 2010, 2011 and 2012.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

Income (loss) before income taxes consists of:

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Non-PRC	(94,101)	(334,470)	(948,417)	(152,231)
PRC	1,149,441	(740,579)	(599,187)	(96,176)

	1,055,340	(1,075,049)	(1,547,604)	(248,407)

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

23. INCOME TAXES (CONT’D)

Current taxation (cont’d)

The income tax (expense) benefit is comprised of:

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Current	(330,038)	(28,358)	7,638	1,226
Deferred	32,055	173,303	(22,893)	(3,675)

	(297,983)	144,945	(15,255)	(2,449)

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to PRC operations to income tax (expense) benefit is as follows:

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate at 25%	(263,835)	268,762	386,901	62,102
Non-deductible expenses	(13,561)	(55,004)	(17,722)	(2,845)
Preferential tax treatment	148,637	4,233	2,189	352
Research and development expense	6,165	4,020	5,227	839
Tax rate differences	(42,864)	(21,151)	(54,212)	(8,702)
Unrecognized tax benefit	(116,088)	—	—	—
Changes in the valuation allowance	(16,437)	(55,915)	(337,638)	(54,195)

	(297,983)	144,945	(15,255)	(2,449)

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

23. INCOME TAXES (CONT’D)

Deferred taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Warranty provision	40,533	44,467	7,137
- Inventory write-off	115,149	45,629	7,324
- Allowance for advance to suppliers	116,926	157,840	25,335
- Allowance for doubtful accounts	13,980	47,581	7,637
- Allowance for amount due from related parties	—	3,990	641
- Derivative contracts	4,925	2,296	369
- Tax loss carried forward	8,482	—	—
- Others	20,854	11,602	1,862
Valuation allowance	(56,259)	(163,108)	(26,181)

Net current deferred tax assets	264,590	150,297	24,124

Non-current:
- Tax losses	84,824	383,640	61,579
- Fixed assets	16,374	39,214	6,294
- Others	119	63	10
Valuation allowance	(84,824)	(315,613)	(50,659)

Net non-current deferred tax assets	16,493	107,304	17,224

Deferred tax liabilities:
Non-current:
- Land use rights	25,387	24,798	3,980

Non-current deferred tax liabilities	25,387	24,798	3,980

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

23. INCOME TAXES (CONT’D)

Deferred taxation (cont’d)

As of December 31, 2011 and 2012, the Group has a net tax operating loss from its PRC subsidiaries of RMB42,671,000 and RMB627,705,000 (US$100,753,599), respectively, which starts to expire in 2016. As of December 31, 2011 and 2012, the Group has a net tax operating loss from its non-PRC subsidiaries of RMB322,288,000 and RMB884,532,000 (US$141,977,175), respectively, which starts to expire in 2029.

As of December 31, 2012, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain Tax Positions

As of December 31, 2012, the Group’s unrecognized tax benefit is RMB143,473,000 (US$23,029,004) which related to tax incentives received and tax resident status.

It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Beginning balance	27,385	143,473	143,473	23,029
Incurred during the year	116,088	—	—	—

Ending balance	143,473	143,473	143,473	23,029

Based on existing PRC tax regulations, the tax periods of SolarOne Qidong, SolarOne Shanghai, SolarOne Technology, Solar R&D, Solar Engineering, SolarOne Nantong and Nantong Hanwha I&E for the years ended December 31, 2008 to December 31, 2012 remain open to potential examination by the tax authorities. The tax periods for the Company’s non-PRC subsidiaries’ for the years ended December 31, 2008 to December 31, 2012 also remain open to potential examination by the respective tax authorities.

As of December 31, 2012 and 2011, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

24. RELATED PARTY TRANSACTIONS

Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Hanwha Chemical	Holding company of Hanwha Solar
Hanwha L&C Trading (Shanghai) Co., Ltd. (“Hanwha L&C”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Corporation	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Canada Inc.	A wholly-owned subsidiary of Hanwha Chemical
Hanwha International LLC. (“Hanwha International”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Chemical Trading (Shanghai) Co., Ltd (“Hanwha Chemical Trading”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Q.Cells GmbH (“Q.Cells”) (previously known as Q-Cells SE)*	A wholly-owned subsidiary of Hanwha Chemical
Ya An Yongwang Silicon Co., Ltd. (“Ya An”)	A wholly-owned subsidiary of HongKong YongWang Silicon Investment Co., Ltd., whose significant shareholder is Hanwha Chemical
Hanwha Corporation	Holding company of Hanwha Chemical
Hanwha TechM Co., Ltd. (“Hanwha TechM”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha Europe GmbH (“Hanwha Europe”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha Japan Co., Ltd. (“Hanwha Japan”)	A wholly-owned subsidiary of Hanwha Corporation
Food1st Food Culture Co., Ltd. (“Food1st”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha 63 City C., Ltd. (“Hanwha 63 City”)	A wholly-owned subsidiary of Hanwha Life Insurance Co.,Ltd., whose significant shareholder is Hanwha Corporation
Hanwha Q CELLS Korea Corp. (“Hanwha Solarenergy”) (previously known as Hanwha SolarEnergy Co., Ltd)	A subsidiary of Hanwha Corporation
Komodo Enterprise Inc. (“Komodo”)	A significant shareholder is Hanwha Solarenergy
Hanwha S&C Co., Ltd. (“Hanwha S&C”)	A company controlled by Hanwha Corporation
Hancomm, Inc. (“Hancomm”)	A company whose significant shareholder is Hanwha S&C
Linyang Electronics Co., Ltd. (“Linyang Electronics”)**	Controlling owner was also a significant shareholder of the Company
Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)**	Controlling owner was also a significant shareholder of the Company
Nantong Huahong Ecological Gardening Co., Ltd. (“Nantong Huahong”)**	Controlling owner was also a significant shareholder of the Company
Nantong Linyang Labor Service Company (“Linyang Labor Service”)**	Controlling owner was also a significant shareholder of the Company
Q-Cells International GmbH (“QCI”)**	Controlling owner was also a significant shareholder of the Company
SMIC Energy Technology (Shanghai) Corporation (“SMIC ET”)***

A wholly owned subsidiary of Semiconductor Manufacturing International Corporation (“SMIC”) where David N.K. Wang, one of the Company’s independent directors, served as president and chief executive officer

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) ***	A wholly owned subsidiary of SMIC where David N.K. Wang, one of the Company’s independent directors, served as president and chief executive officer

*

Before September 16, 2010, Q.Cells was a related party of the Group because its controlling owner was also a significant shareholder of the Company. Subsequent to the completion of share transfer on September 16, 2010 (Note 26), Q.Cells ceased to be a related party to the Group. On October 24, 2012, as a result of Hanwha Chemical acquiring a 100% interest in Q.Cells from its original shareholders, Q.Cells became as a related party.

**	Subsequent to the completion of share transfer on September 16, 2010 (Note 26), these companies ceased to be related parties to the Group.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

24. RELATED PARTY TRANSACTIONS (CONT’D)

Name and Relationship with Related Parties (cont’d)

***	Subsequent to David N.K. Wang’s resignation from SMIC in July 2011, these companies ceased to be related parties of the Group.

Significant Related Party Transactions

The Group had the following significant related party transactions and balances during the years presented:

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Advance paid to related parties:
- Hanwha TechM	—	—	6,545	1,051
- Ya An	367,619	108,446	—	—
- Hanwha Chemical	7,679	76,436	—	—
- Hanwha L&C	—	43,481	—	—

	375,298	228,363	6,545	1,051

Purchase of raw materials from:
- Hanwha L&C	1,142	63,129	68,792	11,042
- Hanwha L&C Corporation	—	—	63,241	10,151
- Hanwha International	—	—	10,358	1,663
- Ya An	339,122	116,943	6,440	1,034
- Q.Cells	—	—	4,080	655
- Hanwha Chemical	1,883	86,735	—	—
- Linyang Electronics	79,187	—	—	—
- SMIC ET	4,602	—	—	—

	425,936	266,807	152,911	24,545

Purchase of services from:
- Food1st	—	8,177	27,147	4,357
- Hancomm	—	27,235	14,993	2,407
- Hanwha S&C	—	5,876	2,246	361
- Hanwha Solarenergy	—	570	—	—
- SMIC Shanghai	1,801	—	—	—
- Linyang Electronics	680	—	—	—
- Linyang Labor Service	889	—	—	—

	3,370	41,858	44,386	7,125

Purchase of fixed assets from:
- Hanwha TechM	—	30,026	3,586	576
- SMIC ET	33,662	—	—	—
- Linyang Electronics	1,510	—	—	—
- Nantong Huahong	990	—	—	—

	36,162	30,026	3,586	576

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

24. RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions (cont’d)

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Sales of products to:
- Hanwha Solarenergy	—	87,702	281,252	45,144
- Hanwha Corporation	—	468,381	250,012	40,130
- Hanwha Japan	—	67	248,047	39,814
- Hanwha Europe	—	228	147,582	23,688
- Hanwha International	—	—	82,549	13,250
- Komodo	—	—	29,298	4,703
- Hanwha Chemical Trading	—	—	125	20
- Hanwha Chemical	—	24,106	62	10
- Hanwha 63 City	—	3,367	—	—
- Q.Cells	442,832	—	—	—
- QCI	32,924	—	—	—
- Others	—	6	—	—

	475,756	583,857	1,038,927	166,759

Buildings leased from:
- SMIC Shanghai	1,229	4,291	—	—
- Linyang Electronics	2,856	—	—	—
- Qidong Huahong	1,368	—	—	—

	5,453	4,291	—	—

On May 1, 2012, the Group acquired 100% equity interests in Solar Australia from Hanwha Corporation with a total cash consideration of AUD16,732 (Note 1).

Balances with Related Parties

As of December 31, 2011 and 2012, balances with related parties are comprised of the following:

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Amount due from related parties-net:
- Hanwha Solarenergy	51,881	137,288	22,036
- Hanwha Japan	67	130,008	20,868
- Hanwha Europe	186	94,215	15,123
- Komodo	—	23,101	3,708
- Hanwha Corporation	153,956	15,312	2,458
- Hanwha International	—	14,844	2,383
- Hanwha Chemical	6,344	4,868	781
- Hancomm	885	884	142
- Others	—	90	14
- Ya An*	20,000	—	—
- Hanwha L&C	8,134	—	—

	241,453	420,610	67,513

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

24. RELATED PARTY TRANSACTIONS (CONT’D)

Balances with Related Parties (cont’d)

*	In the year ended December 31, 2012, the Group provided full provision of RMB15,960,000 (US$2,561,757) for the advanced payment to Ya An, due to the liquidation of Ya An during 2012.

	As of December 31,
	2011	2012	2012
	(RMB’000)	(RMB’000)	(US$’000)

Amount due to related parties:
- Hanwha L&C Corporation	—	49,207	7,898
- Q.Cells	—	6,388	1,025
- Hanwha Chemical	5,911	4,475	718
- Hanwha L&C	29,326	3,682	591
- Hanwha International	—	2,241	360
- Hancomm	411	2,016	324
- Hanwha S&C	560	1,738	279
- Hanwha L&C Canada Inc.	—	1,349	217
- Hanwha TechM	5,986	717	115
- Food1st	—	232	37
- Hanwha Europe	148	—	—

	42,342	72,045	11,564

As of December 31, 2011 and 2012, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

25. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB52,369,000, RMB84,493,000 and RMB79,464,000 (US$12,754,851) for the years ended December 31, 2010, 2011 and 2012, respectively.

26. SHARE ISSUANCE AND REPURCHASE AGREEMENT

On August 3, 2010, a major shareholder of the Company, Good Energies Investments (Jersey) Limited (“Good Energies”) entered into a Share Purchase Agreement (the “GE Sales Agreement”) with Hanwha Chemical, a Korean Company, pursuant to which Good Energies agreed to sell its 81,772,950 ordinary shares and 1,281,011 ADSs to Hanwha Chemical. Concurrently with the execution of the GE Sales Agreement, Hanwha Chemical entered into (i) a Share Purchase Agreement with the Company (the “Issuer Sales Agreement”), pursuant to which the Company agreed to sell to Hanwha Chemical 36,455,089 ordinary shares and (ii) a Share Purchase Agreement with Yonghua Solar Power Investment Holding Ltd. (“Yonghua”), pursuant to which Yonghua

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

26. SHARE ISSUANCE AND REPURCHASE AGREEMENT (CONT’D)

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

On October 25, 2011, in connection with the repurchase of redeemable ordinary shares (Note 20), the Company repurchased and cancelled 25,017,671 ordinary shares in connection with the Share Issuance and Repurchase Agreement and reversed an amount of US$2,502. Accordingly, as of December 31, 2011, the Company has 20,062,348 outstanding shares issued to Hanwha Solar under the Share Issuance and Repurchase Agreement with a corresponding liability of RMB13,000 (US$2,087) recorded in other current liabilities (Note 12). Such balance remained unchanged in 2012.

27. COMMITMENTS AND CONTINGENCIES

Acquisition of fixed assets

As of December 31, 2012, the Group had commitments of approximately RMB376,978,000 (US$60,509,141) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within the next twelve months.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

27. COMMITMENTS AND CONTINGENCIES (CONT’D)

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2012 are as follows:

	As of December 31, 2012
	(RMB’000)	(US$’000)

Year 2013	3,991	641
Year 2014	1,009	162
Year 2015 and thereafter	—	—

Total	5,000	803

The terms of the leases do not contain rent escalation or contingent rent.

Purchase of raw materials

The commitments related to framework contracts to purchase raw materials as of December 31, 2012 are as follows:

	As of December 31, 2012
	(RMB’000)	(US$’000)

Year 2013	168,881	27,107
Year 2014 and thereafter	—	—

	168,881	27,107

The above listing of amounts and timing of purchases are based on management’s best estimate using existing terms in the framework contracts, as amended or supplemented. To the extent the terms of the contracts are revised through negotiation or agreement between the Group and its suppliers, the amount or timing of purchases could change.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2012. For certain proceedings, the Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

27. COMMITMENTS AND CONTINGENCIES (CONT’D)

Litigation (Cont’d)

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the statement of financial position or statements of comprehensive income until the realization of the gain contingency.

Income Taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2011 and 2012, the Group has recorded an unrecognized tax benefit for RMB143,473,000 (US$23,029,004).

28. SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV-related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Germany	4,706,767	2,652,159	1,489,499	239,081
USA	436,747	859,290	513,163	82,368
The PRC	612,695	599,247	382,469	61,391
India	—	136,249	263,228	42,251
South Korea	6,768	76,954	260,887	41,875
Japan	83	13,508	248,047	39,814
Italy	572,420	358,121	149,196	23,948
Greece	19,226	44,938	80,381	12,902
France	94,694	303,328	62,507	10,033
Belgium	83,431	132,932	44,941	7,214
Australia	407,261	448,498	27,773	4,458
Spain	131,166	152,133	7,043	1,130
Canada	92,063	157,650	1,506	242
Netherlands	—	330,920	—	—
The Czech Republic	165,906	785	—	—
Others	219,318	149,773	147,740	23,713

Total net revenue	7,548,545	6,416,485	3,678,380	590,420

All of the long-lived assets of the Group are located in the PRC.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

28. SEGMENT REPORTING (CONT’D)

For the year ended December 31, 2012, there were no customers that accounted for 10% or more of total net revenue. The customers that accounted for 10% or more of total net revenue for the year ended December 31, 2010 and 2011 are as follows:

	For the year ended December 31,
	2010	2011
	(RMB’000)	(RMB’000)

Schueco International KG	2,526,512	967,398
MEMC Singapore Pte Ltd.	*	695,680

*	Less than 10%

29. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each period presented are calculated as follows (in thousands, except share and per share amounts):

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Numerator:
Income (loss) attributable to ordinary shareholders — basic	757,357	(930,104)	(1,562,859)		(250,856)

Interest expense of convertible bonds and change in fair value of conversion feature of convertible bonds	87,357	—	—		—

Income (loss) attributable to ordinary shareholders — diluted	844,714	(930,104)	(1,562,859)		(250,856)

Denominator:
Weighted-average number of shares outstanding, opening	289,087,589	419,318,032	421,676,232		421,676,232
Weighted-average number of shares issued during the year	21,236,348	—	—		—
Weighted-average number of new ordinary shares issued in connection with exercise of options and vesting of RSUs	939,371	1,007,669	491,273		491,273

Weighted-average number of shares outstanding — basic	311,263,308	420,325,701	422,167,505		422,167,505
Weighted-average number of stock options and RSUs granted in connection with the stock option plan	917,778	—	—		—
Weighted-average number of shares to be issued upon the conversion of convertible bonds	45,091,519	—	—		—

Weighted-average number of shares outstanding — diluted	357,272,605	420,325,701	422,167,505		422,167,505

Basic net income (loss) per share	RMB2.43	(RMB2.21)	(RMB3.70)	(US$	0.59)

Diluted net income (loss) per share	RMB2.36	(RMB2.21)	(RMB3.70)	(US$	0.59)

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

29. INCOME (LOSS) PER SHARE (CONT’D)

During the years ended December 31, 2011 and 2012, the Company issued 1,750,000 and 1,000,000 ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

For the years ended December 31, 2011 and 2012, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net income (loss) per share as they are not entitled to the earnings of the Company.

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

The inputs used to measure the fair value of the conversion option of convertible bonds were largely unobservable, and, accordingly, the measurement was classified as Level 3. The fair value of the conversion option of convertible bonds was estimated using the binomial approach. The following assumptions were used for estimating the fair value:

	As of December 31,
	2011		2012
Underlying share price	US$	0.98	US$	1.01
Conversion price	US$	19.125	US$	19.125
Time to maturity		6.04 years		5.04 years
Risk-free rate		1.10%		0.73%
Expected volatility		102.63%		99.74%
Comparable yield to maturity		16.28%		17.32%

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

30. FAIR VALUE MEASUREMENTS (CONT’D)

Underlying share price is the Company’s closing price as listed on NASDAQ on December 31, 2011 and 2012. The conversion price is the initial conversion price of the convertible bonds. Time to maturity is the remaining years from balance sheet date to January 15, 2018, the maturity date of the convertible bonds. The risk-free rate is derived from the United States Treasury zero coupon risk-free rates with the remaining terms equal to the time to maturity as of December 31, 2011 and 2012. The Company estimates the expected volatility and comparable yield to maturity based on a combination of the Company’s historical performance and the performance of comparable publicly listed companies.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012 are summarized below:

	Fair value measurements at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2011
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Cash and cash equivalents
- Time deposits	1,976,555	—	—	1,976,555
- Restricted cash	281,626	—	—	281,626

Foreign currency / commodity / interest rate swap derivatives
- Financial assets	—	29,091	—	29,091
- Financial liabilities	—	30,670	—	30,670

Conversion option of convertible bonds	—	—	13,182	13,182

	Fair value measurements at December 31, 2012 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash and cash equivalents
- Time deposits	676,476	—	—	676,476	108,582
- Restricted cash	150,462	—	—	150,462	24,151

Foreign currency / commodity / interest rate swap derivatives
- Financial liabilities	—	17,311	—	17,311	2,779

Conversion option of convertible bonds	—	—	7,908	7,908	1,269

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

30. FAIR VALUE MEASUREMENTS (CONT’D)

The following is a reconciliation of the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2012.

Conversion option of convertible bonds
(RMB’000)

Balance as of January 1, 2011	277,566
Unrealized gain	(264,384)

Balance as of December 31, 2011	13,182
Repurchase of convertible bonds	(10,966)
Unrealized loss	5,692

Balance as of December 31, 2012	7,908

The amount of realized or unrealized gain/loss is included in the consolidated statements of comprehensive income in “Changes in fair value of conversion feature of convertible bonds.”

In accordance with ASC 820, goodwill was written down to the fair value of zero, resulting in an impairment loss of RMB134,745,000, which was included in “Impairment of goodwill’’ in the consolidated statements of comprehensive income for the year ended December 31, 2011. Upon impairment, goodwill is classified within Level 3 because it is valued using an income approach using discounted cash flows derived based on management’s assumptions and estimates.

31. SUBSEQUENT EVENTS

Issuance of floating rate notes

On January 14, 2013, SolarOne HK entered into a subscription agreement with Samsung Securities (Asia) Ltd. and Kookmin Bank Hong Kong Ltd, pursuant to which SolarOne HK issued three-year US$100 million floating rate notes to the public. The floating rate notes were guaranteed by Hanwha Chemical and will mature on January 15, 2016 with payment of principal at maturity. The interest rate is based on the three-month LIBOR rate and the interest will be paid on a quarterly basis. The proceeds from the issuance of the notes will be used for general working capital purposes.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries which are restricted from transfer amounted to RMB2,726,247,000 (US$437,592,816) as of December 31, 2012.

Condensed Balance Sheets

		As of December 31,
	Note	2011	2012	2012
		(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents		6,770	3,216	516
Other receivables		100	98	15
Deferred expenses		212	3,969	637
Amount due from subsidiaries	b	3,925,198	3,600,276	577,884
Derivative contracts		18,122	—	—

Total current assets		3,950,402	3,607,559	579,052

Non-current assets:

Long-term deferred expenses	c	19,727	4,090	656
Investment in subsidiaries	a	872,625	—	—

Total non-current assets		892,352	4,090	656

Total assets		4,842,754	3,611,649	579,708

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Other payables	d	19,332	11,654	1,870
Derivative contracts		—	8,127	1,305
Amount due to subsidiaries	b	21,137	21,073	3,382

Total current liabilities		40,469	40,854	6,557

Non-current liabilities:

Convertible bonds		498,646	368,590	59,163

Loss in excess of investments		—	454,862	73,010

Total non-current liabilities		498,646	823,452	132,173

Total liabilities		539,115	864,306	138,730

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 and 20,070,375 shares issued and outstanding at December 31, 2011 and 2012, respectively)		24	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and 1,000,000,000 shares authorized; 422,395,432 shares and 423,395,432 shares issued and outstanding at December 31, 2011 and 2012, respectively)		315	316	51
Additional paid-in capital		3,996,418	4,004,199	642,718
Retained earnings (accumulated deficit)		306,882	(1,255,977)	(201,598)
Accumulated other comprehensive loss		—	(1,219)	(197)

Total shareholders’ equity		4,303,615	2,747,319	440,974

Total liabilities, redeemable ordinary shares and shareholders’ equity		4,842,754	3,611,649	579,708

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Statements of Comprehensive Income

		For the year ended December 31,
	Note	2010	2011	2012	2012
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenues		—	—	—	—

Cost of revenues		—	—	—	—

Gross loss		—	—	—	—

Operating expenses		(7,822)	(20,574)	(7,753)	(1,244)

Operating loss		(7,822)	(20,574)	(7,753)	(1,244)

Share of profit (loss) from subsidiaries		924,740	(843,703)	(1,336,805)	(214,572)
Interest income		5	3	10	1
Interest expense		(118,980)	(142,407)	(118,690)	(19,051)
Changes in fair value of derivative contracts		7,082	(7,508)	(4,784)	(768)
Changes in fair value of conversion feature of convertible bonds		31,623	264,384	(5,692)	(914)
Loss on extinguishment of debt		—	—	(82,713)	(13,276)
Exchange losses		(79,291)	(180,299)	(7,651)	(1,228)

Income (loss) before tax		757,357	(930,104)	(1,564,078)	(251,052)

Income tax expense		—	—	—	—

Net income (loss)		757,357	(930,104)	(1,564,078)	(251,052)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2010	2011	2012	2012
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net cash used in operating activities	(9,913)	(56,383)	(41,176)	(6,609)

Net cash used in investing activities	(1,602,242)	(5,105)	(13,001)	(2,087)

Net cash provided by financing activities	1,634,371	40,449	50,623	8,125

Net increase (decrease) in cash and cash equivalents	22,216	(21,039)	(3,554)	(571)
Cash and cash equivalents at the beginning of year	5,593	27,809	6,770	1,087

Cash and cash equivalents at the end of year	27,809	6,770	3,216	516

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of profit (loss) from subsidiaries” on the condensed statements of comprehensive income. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiary’s cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiary’s losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized RMB454,862,000 (US$73,010,385) of its share of cumulative losses in excess of its investment in “Losses in excess of investments” as of December 31, 2012.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b) Related party transactions and balances

As of December 31, 2011 and 2012, the Company paid on behalf of its subsidiaries of RMB3,925,198,000 and RMB3,600,276,000 (US$577,884,143), respectively. For the years ended December 31, 2011 and 2012, the Company paid on behalf of its subsidiaries of RMB44,632,000 and RMB34,466,000 (US$5,532,174), respectively.

As of December 31, 2011 and 2012, subsidiaries of the Company paid on behalf the Company of RMB21,137,000 and RMB21,073,000 (US$3,382,450), respectively. For the years ended December 31, 2011 and 2012, subsidiaries of the Company paid operating expenses, interest expense and consideration for repurchase of convertible bonds of RMB313,974,000 and RMB359,325,000 (US$57,675,639), respectively, on behalf of the Company.

As of December 31, 2011 and 2012, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

(c) Long-term deferred expenses

The long-term deferred expenses as of December 31, 2011 and 2012 mainly included the cost related to issuance of convertible bonds (Note 21) to be amortized over 10 years using the effective interest rate method. These issuance costs have been recorded as “Long-term deferred expenses.” As of December 31, 2011 and 2012, the unamortized costs related to the issuance of convertible bonds amounted to RMB19,718,000 and RMB4,080,000 (US$654,885), respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

32. ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Notes to the Condensed Financial Statements of the Company (cont’d)

(d) Other payables

As of December 31, 2011 and 2012, other payables mainly included interest payable to the holders of the convertible bonds of RMB17,544,000 and RMB10,068,000 (US$1,616,025), respectively.

(e) Commitments

The Company did not have any significant commitments or long-term obligations, other than the convertible bonds, as of any of the periods presented.

(f) Convenience translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.