Form 20-F
period 2013-12-31
Hanwha SolarOne Co., Ltd.
filed 2014-04-14
CIK 1371541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

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

Telephone: +86-21-3852-1666

Fax: +86-21-3852-1668

RM 605-606, YongDa International Tower

2277 Longyang Road

Shanghai 201204

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

471,658,155 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2013

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

Large accelerated filer  ☐                     Accelerated filer  ☒                     Non-accelerated filer  ☐

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

Item 17  ☐                      Item 18  ☐

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

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence the ADSs;

•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“MW” refers to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 97%, 420,000 125 mm x 125 mm or 233,645 156 mm x 156 mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125 mm x 125 mm and 156 mm x 156 mm PV cell generates 2.4 W and 4.28 W of power, respectively, and that each PV module contains 72 125 mm x 125 mm PV cells, 60 156 mm x 156 mm PV cells or 72 156 mm x 156 mm PV cells;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share we do not consider outstanding: (i) the remaining 4,014,075 ADSs we issued to facilitate the convertible bond offering in January 2008; (ii) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

•	“SolarOne Qidong” are to Hanwha SolarOne (Qidong) Co., Ltd., our wholly owned operating subsidiary in China;

•	“W” are to watt, a unit of power-generating capacity or consumption; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

References in this annual report on Form 20-F to our annual manufacturing capacity assume 24 hours of operation per day for 350 days per year.

Unless the context indicates otherwise, “we,” “us,” “our company”, “Hanwha SolarOne” and “our” refer to Hanwha SolarOne Co., Ltd., its predecessor entities and its consolidated subsidiaries.

i

We completed the initial public offering of 12,000,000 ADSs, each representing five ordinary shares on December 26, 2006. On December 20, 2006, we listed the ADSs on the Nasdaq Global Market, which are traded under the symbol “HSOL.”

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

From November 15, 2013 to January 29, 2014, we issued and sold 6,716,966 ADSs with an aggregate sale price of US$21.5 million.

ii

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data, except for “Other Operating Data,” have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. The report of Ernst & Young Hua Ming LLP on our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 is included elsewhere in this annual report on Form 20-F. The consolidated statement of comprehensive income data for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data
Net revenues
Third parties	3,443,813	7,072,789	5,832,628	2,639,453	2,782,772	459,681
Related parties	336,485	475,756	583,857	1,038,927	1,942,920	320,948
Total net revenues	3,780,298	7,548,545	6,416,485	3,678,380	4,725,692	780,629
Cost of revenues	(3,309,969)	(5,869,503)	(6,633,542)	(4,003,885)	(4,390,718)	(725,295)
Gross profit (loss)	470,329	1,679,042	(217,057)	(325,505)	334,974	55,334
Operating expenses
Selling expenses	(137,421)	(269,202)	(279,788)	(348,568)	(325,422)	(53,756)
General and administrative expenses	(177,266)	(172,117)	(340,405)	(278,033)	(295,482)	(48,811)
Provision for doubtful accounts receivable and other receivables	(3,723)	278	(56,234)	(137,674)	(28,562)	(4,718)
Research and development expenses	(32,025)	(53,500)	(68,217)	(90,820)	(92,256)	(15,240)
Impairment of goodwill	—	—	(134,735)	—	—	—
Total operating expenses	(350,435)	(494,541)	(879,379)	(855,095)	(741,722)	(122,525)
Operating profit (loss)	119,894	1,184,501	(1,096,436)	(1,180,600)	(406,748)	(67,191)
Interest expense	(157,907)	(161,677)	(171,059)	(299,515)	(323,820)	(53,491)
Interest income	5,002	6,141	11,763	15,841	21,212	3,504

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except share and per share data)
Exchange gains (losses)	(23,814)	(89,272)	(3,965)	8,875	43,687	7,217
Changes in fair value of derivative contracts	9,594	77,531	(70,778)	5,326	63,739	10,529
Changes in fair value of conversion feature of convertible bonds	(73,887)	31,623	264,384	(5,692)	(6,105)	(1,008)
Loss on extinguishment of debt	—	—	—	(82,713)	—	—
Other income	11,965	12,396	5,144	9,265	7,805	1,289
Other expenses	(11,835)	(5,903)	(14,102)	(18,391)	(16,194)	(2,675)
Income (loss) before income taxes	(120,988)	1,055,340	(1,075,049)	(1,547,604)	(616,424)	(101,826)
Income tax benefit/(expenses)	(23,928)	(297,983)	144,945	(15,255)	(257,666)	(42,563)
Net income (loss)	(144,916)	757,357	(930,104)	(1,562,859)	(874,090)	(144,389)
Net (income) loss attributable to non-controlling interest	(311)	—	—	—	—	—
Net income (loss) attributable to shareholders	(145,227)	757,357	(930,104)	(1,562,859)	(874,090)	(144,389)
Net income (loss) attributable to shareholders per share Hanwha SolarOne Co., Ltd.
—Basic	(0.53)	2.43	(2.21)	(3.70)	(2.06)	(0.34)
—Diluted	(0.53)	2.36	(2.21)	(3.70)	(2.06)	(0.34)
Number of shares used in computation of net income (loss) per share
—Basic	274,067,760	311,263,308	420,325,701	422,167,505	423,675,429	423,675,429
—Diluted	274,067,760	357,272,605	420,325,701	422,167,505	423,675,429	423,675,429
Net income (loss) per ADS
—Basic	(2.65)	12.17	(11.05)	(18.51)	(10.32)	(1.70)
—Diluted	(2.65)	11.82	(11.05)	(18.51)	(10.32)	(1.70)
Number of ADS used in computation of net income (loss) per ADS
—Basic	54,813,552	62,252,662	84,065,140	84,433,501	84,735,086	84,735,086
—Diluted	54,813,552	71,454,521	84,065,140	84,433,501	84,735,086	84,735,086

Other Financial Data

	Year Ended December 31,
	2009	2010	2011	2012	2013
Gross margin	12.4%	22.2%	(3.4)%	(8.8)%	7.1%
Operating margin	3.2%	15.7%	(17.1)%	(32.1)%	(8.6)%
Net margin	(3.8)%	10.0%	(14.5)%	(42.5)%	(18.5)%

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash (used in) provided by operating activities	688,895	266,760	255,494	(1,052,213)	386,718	63,882

Other Operating Data

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)	313.4	797.9	844.4	829.8	1,280.3

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)	15.27	11.58	8.87	4.47	4.10	0.68

	As of December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	645,720	1,630,777	1,976,555	676,476	1,249,481	206,400
Restricted cash	60,539	100,490	281,626	150,462	163,948	27,082
Accounts receivable—net	587,488	1,282,807	537,540	956,969	744,739	123,022
Notes receivable	—	10,000	60,208	2,681	10,780	1,781
Inventories—net	783,973	790,773	684,049	838,727	752,291	124,270
Advance to suppliers—net	540,145	764,063	475,645	166,838	182,129	30,086
Other current assets	180,315	255,432	528,572	356,784	301,561	49,812
Deferred tax assets—net	76,904	108,370	281,083	257,601	2,946	487
Derivative contracts	7,360	7,489	29,091	—	26,632	4,399
Amount due from related parties—net	12,458	27,819	241,453	420,610	530,732	87,669
Long-term prepayments	439,617	394,282	204,570	184,065	132,011	21,807
Amount due from related parties—non-current portion	—	15,000	—	—	—	—
Fixed assets—net	1,586,283	2,084,027	4,715,962	4,779,873	4,482,656	740,482
Land use rights—net	208,563	205,763	334,987	335,047	272,444	45,005
Long-term deferred expenses	33,158	27,273	49,702	25,200	9,594	1,585
Goodwill	134,735	134,735	—	—	—	—
Total assets	5,297,258	7,839,100	10,401,043	9,151,333	8,861,944	1,463,887
Short-term bank borrowings	404,764	318,919	1,764,251	1,162,372	1,105,575	182,628
Long-term bank borrowings, current portion	120,000	215,000	242,604	467,204	234,121	38,674
Accounts payable	441,768	478,129	1,024,947	1,061,723	695,530	114,893
Notes payable	186,921	181,265	462,602	314,517	494,462	81,679
Accrued expenses and other liabilities	191,895	404,826	375,238	400,537	388,747	64,216
Customer deposits	59,685	33,538	84,871	36,314	47,763	7,890
Deferred tax liabilities	26,566	25,977	25,387	24,798	24,209	3,999

	As of December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Unrecognized tax benefit	27,385	143,473	143,473	143,473	143,473	23,700
Derivative contracts	1,148	8,047	30,670	17,311	6,513	1,076
Amount due to related parties	16,765	13,183	42,342	72,045	255,033	42,128
Long-term bank borrowings	350,000	135,000	1,352,373	2,285,106	2,446,076	404,063
Long-term notes	—	—	—	—	609,690	100,714
Long-term payable	—	—	50,000	50,000	50,000	8,259
Convertible bonds	658,653	687,435	498,646	368,590	470,357	77,697
Total liabilities	2,485,550	2,644,792	6,097,404	6,403,990	6,971,549	1,151,616
Redeemable ordinary shares	55	55	24	24	24	4
Total shareholders’ equity	2,811,653	5,194,253	4,303,615	2,747,319	1,890,371	312,267
Total liabilities, redeemable ordinary shares and shareholders’ equity	5,297,258	7,839,100	10,401,043	9,151,333	8,861,944	1,463,887

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2013 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.0537 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of the ADSs. On April 4, 2014, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2118 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated, reflecting the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October 2013	6.0943	6.1032	6.1209	6.0815
November 2013	6.0922	6.0929	6.0993	6.0903
December 2013	6.0537	6.0738	6.0927	6.0537
2014 (through April 4, 2014)	6.2118	6.1580	6.0402	6.2273
January 2014	6.0590	6.0509	6.0600	6.0402
February 2014	6.1448	6.0816	6.1448	6.0591
March 2014	6.2117	6.1707	6.2273	6.1183
April 2014 (through April 4, 2014)	6.2118	6.2085	6.2118	6.2054

Notes:

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Company and Our Industry

Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trends.

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions. During the second half of 2008 and the first half of 2009, many of our key markets, including Germany, Spain and the United States, and other national economies experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. During the global credit crisis, many of our customers and many end-users of our PV products experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased. As a result, they changed their decision or changed the timing of their decision to purchase our PV products. In 2010, as the effect of the global economic crisis subsided, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand for solar power products.

Since 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing have caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global credit crunch. These market conditions were exacerbated by an over-supply of PV products driven by increased manufacturing capacity, which adversely affected the prices of PV products. Although the global economy has improved since 2011, the demand for solar modules in Europe fell around 40% to 10.2GW in 2013 from 16.5GW in 2012. As a result, many solar power producers that typically purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

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

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. As a result, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. The average selling price of our PV modules per watt was RMB8.87, RMB4.47, and RMB4.10 (US$0.68) in 2011, 2012 and 2013, respectively. We recorded a negative net margin of 14.5%, 42.5% and 18.5% in 2011, 2012 and 2013, respectively. The average selling prices of our PV products may decline further, which could cause our sales and/or our profit margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.

As silicon supply increases, the corresponding increase in the global supply of PV modules may adversely affect our ability to increase or maintain our market share. Fluctuation in silicon price may also adversely impact our business and results of operations.

Silicon is an essential raw material used in the production of solar cells and modules. Prior to mid-2008, there was an industry-wide shortage of silicon. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely affect our business and results of operations. Due to the historical scarcity of silicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. Although the silicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the silicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased silicon manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline, reached a historical low of approximately US$14 per kilogram in November 2012, and remained low through 2013.

On July 18, 2013, the Ministry of Commerce of People’s Republic of China, or MOFCOM, issued a preliminary ruling imposing provisionary anti-dumping duties commencing on July 24, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing anti-dumping duties, commencing on January 20, 2014, on certain importers of solar grade polysilicon products from the United States and South Korea, based on its determination of the dumping margin of the relevant original manufacturer. On September 16, 2013, MOFCOM issued a preliminary ruling imposing provisionary countervailing duties, commencing on September 20, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing countervailing duties commencing on January 20, 2014 on certain importers of solar grade polysilicon products from the United States, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer. MOFCOM has also investigated imposing anti-dumping and anti-subsidy investigations on certain importers of solar grade polysilicon products from the European Union, and, on October 31, 2013, MOFCOM extended the deadline of the investigation to May 1, 2014. On January 24, 2014, MOFCOM issued a preliminary ruling which determined that the dumping and subsidies have been found in relation to solar grade polysilicon products from the European Union, but considering the unique market situation, MOFCOM decided not to impose provisionary anti-dumping or countervailing duties for the time being. While these tariffs did not materially increase our cost of production in 2013, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

Since polysilicon is one of our major raw materials and we obtain a portion of our polysilicon from overseas markets, if there is any AD or CVD imposed, whether retroactively or not, our cost of production for solar modules may be adversely affected. Partly due to China’s AD and anti-subsidy investigations against the United States, South Korean and European polysilicon manufactures, polysilicon prices rebounded slightly since December 2012 and was US$19 per kilogram as of December 31, 2013.

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

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, Germany, Spain, Italy, the United States, Australia, China, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Government economic incentives are set to be reduced and may be reduced further, or eliminated. For instance, the German government reduced feed-in-tariffs in 2009, 2010 and 2012. In 2011, 2012 and 2013, Germany accounted for 41.3%, 40.5% and 14.7% of our net revenues, respectively. In 2011, 2012 and 2013, Japan accounted for 0.2%, 6.7% and 25.0% of our net revenues, respectively.

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

During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, on June 8, 2009, LDK, one of our silicon suppliers, submitted an arbitration request and an amendment of this arbitration request to the Shanghai Arbitration Commission alleging that we failed to perform under the terms of a multi-year framework supply agreement, seeking to enforce our performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. In the hearing held by the Shanghai Arbitration Commission on March 23, 2012, all claims filed by LDK were dismissed and LDK was required to refund the deposit amounting to RMB104.5 million to us within 30 days from the date of the hearing. While we are pursuing the enforcement of the awards, LDK submitted a new and separate arbitration request to the Shanghai Arbitration Commission updating its arbitration claim to seek damages of RMB446 million plus legal cost for our alleged failure to perform the aforesaid multi-year framework supply agreement on August 8, 2012. In December, 2013, we reached a settlement agreement with LDK, which was recognized by the Shanghai Arbitration Commission and became effective in January 2014. According to the settlement agreement, LDK agrees to fully and irrevocably withdraw their arbitration claim in the amount of RMB446 million and refrain from bringing any future claims based on that long-term supply agreement, and in return, we agree to waive the right to seek enforcement of the arbitral award in the amount of RMB104.5 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal & Administrative Proceedings”.

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

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. As of December 31, 2011, 2012 and 2013, we had advanced RMB680.2 million, RMB350.9 million and RMB314.1 million (US$51.9 million), respectively, to our suppliers. We recorded charges to cost of revenues of RMB287.7 million, RMB186.0 million and RMB15.6 million (US$2.6 million) in 2011, 2012 and 2013, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. In addition, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. We recorded charges to general and administrative expenses of RMB54.5 million, RMB50.0 million and nil in 2011, 2012 and 2013, respectively, to provide for losses in relation to prepayments to suppliers that were in contractual default where we have termination rights that require repayment of the remaining deposits. In the event that a supplier fails to fulfill its delivery obligation or we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers. For example, Hoku Corporation and Hoku Materials, Inc., or Hoku collectively, have failed to fulfill their delivery obligations under their multi-year framework polysilicon supply agreement entered into on November 19, 2007 and refused to return our prepayment of US$49 million. On July 2, 2013, Hoku Corporation and Hoku Materials, Inc. both filed for Chapter 7 Bankruptcy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal & Administrative Proceedings”.

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

Our future success substantially depends on our ability to manage our production effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs, improving manufacturing productivity and processes, and improving product quality. We may not expand our manufacturing capacity as planned, if demand for our products weakens.

We have, in the past, halted expansion in response to reduced demand. For example, one of our subsidiaries, Hanwha SolarOne Technology Co., Ltd., owns approximately 639,785 square meters of land which is currently undeveloped. If such land is identified by competent government agencies as idle land under the applicable PRC laws, Hanwha SolarOne Technology Co., Ltd. may be subject to a fine of up to 20% of the land premium of such land or, if the land is determined to be idle for over two years, the relevant government agencies may reclaim the land. In addition, since we have halted expansion, our construction plans have been adversely affected and we may need to negotiate with the construction company to develop a new construction plan. If we are unable to reach a resolution, we may be engaged in legal proceedings to resolve the dispute. We may explore all possible alternatives to dispose of our halted or pending projects. Even if we do expand our manufacturing capacity, we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels. We may explore different ways of disposing of those projects and we may not expand our manufacturing capacity as planned.

If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our operating margins. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	our ability to maintain our quality level and keep pace with changes in technology;

•	our ability to source various raw materials;

•	our ability to adjust inventory levels to respond to rapidly changing market demand;

•	our ability to successfully position our assets to meet opportunities without incurring excessive costs;

•	delays in obtaining or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention and other resources to other matters.

If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.

We depend on a limited number of customers and countries for a high percentage of our revenues and the loss of, a significant reduction in orders from, or failure to collect payments from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our operating margins.

We currently sell a substantial portion of our PV products to a limited number of customers and countries. Our five largest customers accounted for an aggregate of 45.0%, 29.8% and 53.5% of our net revenues in 2011, 2012 and 2013, respectively. Our largest customer in 2011, 2012 and 2013 accounted for 15.1%, 7.6% and 25.0% of our net revenues, respectively. In 2013, three of our five largest customers were members of Hanwha Group. Members of Hanwha Group accounted for 41.1% of our net revenues in 2013. In 2011, 2012 and 2013, Japan accounted for 0.2%, 6.7% and 25.0% of our net revenues, respectively. In 2011, 2012 and 2013, Germany accounted for 41.3%, 40.5% and 14.7% of our net revenues, respectively. In 2013, Japan, South Africa and Germany were the top three countries in terms of percentage contribution to our net revenues. The loss of sales to any one of these customers or countries would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Any one of the following events may cause material fluctuations or declines in our net revenues and have a material adverse effect on our financial condition and results of operations:

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

We face payment collection difficulties with respect to certain customers. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd., or Guo Hua, owner of a PV project for which we acted as an engineering, procurement and construction contractor, or an EPC contractor, to pay a total amount of RMB92 million including, among others, overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract. On August 5, 2012, Guo Hua filed a counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested to terminate the EPC contract and demanded us to pay a total amount of RMB187 million for breach of contract. As of the date of this annual report, we have been pursuing our claim and defending against Guo Hua’s counterclaim. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal & Administrative Proceedings”. There is no assurance that we will prevail in this claim or similar claims against our customers for payment collections and if we fail to succeed in such claims, we may not be able to recover the fees due to us, which may have a material adverse effect on our results of operations.

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

In 2011, 2012 and 2013, our five largest silicon material suppliers supplied in the aggregate 40.6%, 72.4% and 81.1% respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

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

We currently have a significant amount of debt outstanding and can incur additional indebtedness. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

The principal amount of our total bank borrowings outstanding was RMB3,785.8 million (US$625.4 million) as of December 31, 2013, of which RMB1,105.6 million (US$182.6 million) were short-term bank borrowings. In addition, we had US$100.6 million principal amount of convertible bonds, with carrying value of RMB470.4 million (US$77.7 million) outstanding, and RMB609.7 million (US$100.7 million) in long-term notes as of December 31, 2013. We may also incur additional indebtedness. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature, as well as our obligations under our convertible bonds;

•	triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable and other penalties;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing; and

•	putting pressure on the ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets.

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

We typically require a significant amount of capital to fund our operations. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. The principal amount of our total bank borrowings and notes outstanding was RMB3,785.8 million (US$625.4 million) and RMB609.7 million (US$100.7 million) as of December 31, 2013. We cannot assure you that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

Our subsidiaries’ loan agreements and other debt instruments contain financial covenants that require the borrower and the guarantor to maintain certain financial ratios.

Certain of our subsidiaries have outstanding bank loans and other debt instruments that require such subsidiary, and our parent company as guarantor, to maintain certain financial ratios that are tested semi-annually. Such debt instruments also contain standard cross-default provisions under which an event of default under one such instrument would trigger a right to accelerate payment under another instrument.

From time to time there have been a few instances where these financial ratios have not been met at the relevant measurement dates. In such cases, we and our subsidiaries and parent company, where applicable, have obtained waivers from the lenders to cure such defaults and avoid cross-acceleration of other debt instruments. In the future, our subsidiaries and parent company may similarly fail to maintain such financial ratios or violate other covenants contained in such debt instruments, and may not be able to obtain waivers for or otherwise cure such defaults, which may cause our indebtedness to become immediately due and payable.

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

In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by seven U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, of selling their products into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities.

On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. Finally, on December 7, 2012, the USDOC issued AD and

CVD orders. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%.

Actual AD and CVD ultimately due will be determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month of the publication of the AD and CVD Orders upon request, and covers the preceding one-year period. As noted above, the anniversary month of the AD and CVD orders is December; accordingly. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that SolarOne Qidong be reviewed in both the AD and the CVD case. Those reviews are ongoing and expected to be completed in 12 to 18 months.

On December 31, 2013, SolarWorld Industries America, Inc. filed new AD cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, as well as (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014. On February 24, 2014, the USITC issued a preliminary determination that there is a reasonable indication that imports of these products had caused material injury to the U.S. industry.

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement has been reached pursuant to which Chinese manufacturers, including us, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and we have been allocated a portion of the quota. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted that wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures.

It is also possible that other AD or CVD or other import restrictive proceedings may be initiated in other jurisdictions. For example, in November 2012, India initiated AD investigations against solar cell imported from China, the United States, Malaysia and Taiwan. We cannot guarantee that the proceeding will be determined in our favor. In addition, if such proceedings were successfully pursued in jurisdictions where we export the majority of our products, our business, financial condition and results of operations and prospects could be materially and adversely affected. Violations of laws of AD and CVD can result in significant additional duties imposed on exports of our products into these countries, which could increase our costs of accessing future additional markets.

On July 18, 2013, the Ministry of Commerce of People’s Republic of China, or MOFCOM, issued a preliminary ruling imposing provisionary anti-dumping duties commencing on July 24, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing anti-dumping duties, commencing on January 20, 2014, on certain importers of solar grade polysilicon products from the United States and South Korea, based on its determination of the dumping margin of the relevant original manufacturer. On September 16, 2013, MOFCOM issued a preliminary ruling imposing provisionary countervailing duties, commencing on September 20, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing countervailing duties commencing on January 20, 2014 on certain importers of solar grade polysilicon products from the United States, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer. MOFCOM has also investigated imposing anti-dumping and anti-subsidy investigations on certain importers of solar grade polysilicon products from the European Union, and, on October 31, 2013, MOFCOM extended the deadline of the investigation to May 1, 2014. On January 24, 2014, MOFCOM issued a preliminary ruling which determined that the dumping and subsidies have been found in relation to solar grade polysilicon products from the European Union, but considering the unique market situation, MOFCOM decided not to impose provisionary anti-dumping or countervailing duties for the time being. While these tariffs did not materially increase our cost of production in 2013, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

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

Our competitors include domestic companies owned or controlled by PRC persons or entities, who may be more competitive when obtaining government support, local financing or otherwise expanding in local markets. Many of our current and potential competitors have longer operating histories, access to larger customer bases and resources and significantly greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration. We have only recently expanded our business to include solar power system integration and we may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully expand this business line. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. For instance, several semiconductor manufacturers have already announced their intention to commence production of PV cells and PV modules. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

In addition, the PV market in general competes with other sources of renewable energy as well as conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could be materially and adversely affected.

Our success depends on our ability to respond to rapid market changes in the PV industry, including by developing new technologies and offering additional products and services.

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

Our ability to successfully implement our downstream business integration is subject to various risks and uncertainties, including:

•	our short history in the new businesses;

•	our possible lack of competitiveness in product quality and cost structure in the new businesses;

•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;

•	the need to recruit additional skilled employees, including technicians and managers at different levels;

•	the need to grant longer credit terms to our customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with our traditional solar business;

•	the need to expand certain warranty liabilities associated with the solar module business, with the warranty period for PV modules lasting for 25 years if determined not to be remote;

•	the need to accrue warranty from sales of solar modules, which may not be adequate and we may have to incur substantial expense to repair or replace defective solar modules in the future;

•	the nature of the business model and key success factors of our EPC service, which are significantly different from those of our traditional business in solar product manufacturing;

•	potential conflict with our downstream customers as a result of our direct competition with them in the solar module and EPC businesses; and

•	new risks associated with solar modules, EPC service and project development businesses yet to be fully understood by the industry and market.

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

We are pursuing expansion into PV system integration services through our subsidiaries, Hanwha SolarOne (Shanghai) Co., Ltd. and Hanwha SolarOne Electric Power Engineering Co., Ltd., and we may pursue upstream silicon feedstock sourcing through strategic partnerships and investments in the future. We may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers. They may also require significant attention from our management, which could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies.

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

Prior to 2012, our PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10 to 12-year limited warranty against declines of greater than 10%, a 15-year limited warranty against declines of greater than 12% for our mono PV modules and 11% for our poly PV modules and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued for warranty costs for the 2 to 12-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties for decline from initial power generation capacity because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. Based on the results of analysis and technical testing, the revision to our warranty policy in January 2012 did not have a material effect on our warranty accrual rate. The basis for the warranty accrual will be reviewed periodically based on actual experience.

As of December 31, 2011, our accrued warranty costs totaled RMB162.1 million for the 3 to 5-year warranty against technical and material defects, and as of December 31, 2012 and 2013, totaled RMB177.9 million and RMB181.4 million (US$30.0 million) for the 5 to 12-year warranty against technical and material defects, respectively.

If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. In addition, we may also suffer increased accounts receivables, as customers in certain circumstances refuse to accept and pay for defective products. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations.

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

As with other PV product manufacturers, we are exposed to risks associated with product liability claims if the use of the PV products we sell results in injury, death or damage to property. We cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. See “—We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.”

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and our revenue and profitability would be reduced.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology, in particular the type of PV technology that we have adopted, proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to be profitable. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

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

Hanwha Solar owns approximately 48.6% of our outstanding share capital, as of December 31, 2013. Pursuant to a shareholder agreement between Hanwha Solar and our company dated September 16, 2010, as amended on November 12, 2013, Hanwha Solar has the right to nominate directors to the board according to a formula based on its share ownership in the company and veto major corporate actions. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of the ADSs. In addition, without the consent of Hanwha Solar, we could be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders. Hanwha Group, a company that controls Hanwha Solar, also has several subsidiaries in the solar industry, some of which are our key customers. We depend to a certain extent on the support of Hanwha Group. For example, entities of Hanwha Group are our existing customers and we may also source raw materials from entities of Hanwha Group in the future. If Hanwha Group reduces its shareholding in our company or chooses to devote resources to other priorities, such as other companies in which it holds interests, including other companies in the solar industry, for any reason and not to us, our results of operations could be adversely affected. How Hanwha Group positions our company among its subsidiaries and other investments could have a material impact on our results of operations. Hanwha Group’s strategic plan involving our company may not always be aligned with the interests of our other shareholders. Additionally, Hanwha Group could increase its ownership in us above 50%, which would make it our majority shareholder, and could trigger repurchase obligations under certain of our indebtedness.

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

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of the date of this annual report, we had 52 issued patents and 18 pending patent applications in the PRC.

We do not have, and have not applied for, any material patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services or fail to recruit new qualified personnel.

Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional time and expenses to recruit, retain and integrate new directors and officers, particularly those with a significant mix of both international and China-based PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of the executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these directors and executive officers reside and hold some of their assets, particularly in light of uncertainties associated with the PRC legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

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

Any failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of the ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2013 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by products of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. As of the date of this annual report, we are still in the process of obtaining certain necessary environmental licenses and approvals for our factories. Although we have not suffered material environmental claims in the past, failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as our financial condition and results of operations.

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

Under the EIT, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are subject to the EIT. According to the Implementation Regulations for the EIT of the PRC issued by the State Council on December 6, 2007, a de facto management body is defined as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Since substantially all of our management is currently based in the PRC, and may remain in the PRC in the foreseeable future, it is likely that we will be regarded as a “resident enterprise” on a strict interpretation of the EIT and its Implementation Regulations. As of December 31, 2013, we recorded unrecognized tax benefits of RMB143.5 million (US$23.7 million), of which RMB27.4 million (US$4.5 million) was recorded because based on our judgment, we may be deemed as a PRC tax resident pursuant to the EIT. If Hanwha SolarOne Co., Ltd., our holding company, or any of its non-PRC subsidiaries is treated as a “resident enterprise” for PRC tax purposes, Hanwha SolarOne or such subsidiary will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

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

Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro, Japanese Yen and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi. As a result, the revaluation of the Renminbi starting in July 2005 has increased, and further revaluations could further increase, our costs. The value of, and any dividends payable on, the ADSs in foreign currency terms will also be affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB4.0 million in 2011, gains of RMB8.9 million and RMB43.7 million (US$7.2 million) in 2012 and 2013. In particular, a substantial portion of our net revenues is currently denominated in Euros. Since December 2009, the Euro has fluctuated significantly. A depreciation of the Euro may also have a negative impact on the selling prices of our products in Renminbi terms. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

While we have entered into economic hedging transactions to minimize the impact of short-term foreign currency fluctuations on our revenues that are denominated in a currency other than Renminbi, the effectiveness of these transactions may be limited and we may not be able to successfully hedge all of our exposure.

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

We face uncertainty with respect to the implementation of the PV Manufacturing Industry Qualification Standards.

On July 4, 2013, the China’s State Council issued the Several Opinions on Promoting the Healthy Development of the PV Industry, regulating the PV industry in China. In addition, on September 16, 2013, the Ministry of Industry and Information Technology of the PRC, or MIIT, issued the PV Manufacturing Industry Qualification Standards, which became effective as of October 16, 2013. The MIIT standards outline certain requirements for PV manufacturers in China, aiming to reduce the overcapacity of production and promote the healthy development of the industry. For example, the MIIT standards provide detailed requirements for product quality and energy consumption and require that PV manufacturers invest no less than 3% of their annual total sales, and at least a minimum of RMB10 million, in their research and development activities and technology upgrades each year. New manufactures which fail to comply with the relevant requirements under the MIIT standards will not be approved for investment. Existing manufacturers which fail to comply with the relevant requirements will not be entitled to enjoy certain government preferential policies, such as the export tax rebate and domestic financial subsidies.

We believe we have materially complied with the qualification requirements under the MIIT standards. However, as the MIIT standards are relatively new, there is uncertainty as to how such standards would be implemented and enforced by the MIIT and how they would affect China’s PV industry or us. If we fail to comply with the MIIT standards, such as the capital expenditure requirement on research and development activities and technology upgrades, we could lose certain government benefits, such as the export tax rebate and domestic financial subsidies, which could have an adverse effect on our business, financial condition and results of operations.

On October 11, 2013, the MIIT issued the Tentative Measures for Management of the Qualification Publication of the PV Manufacturing Industry. Under the tentative measures, a PV manufacturer meeting the industry qualification standards required by the MIIT may apply for pre-review of its qualification status by the provincial counterpart of the MIIT, which, upon completion of its pre-review, will submit the application to the MIIT for final review and certification. Upon the certification by the MIIT, the PV manufacturer will be published as a “Qualified PV Manufacturing Enterprise” periodically. A qualified PV manufacturing enterprise can also be disqualified and delisted from qualification publication by the MIIT in the event that the enterprise no longer complies with the MIIT standards. On December 30, 2013, SolarOne Qidong was certified by the MIIT as a “Qualified PV Manufacturing Enterprise”.

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

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. On December 28, 2012, the PRC government promulgated the amendment to the Labor Contract Law, and such amendment became effective on July 1, 2013. The Labor Contract Law, as amended, imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law, as amended, could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

On December 20, 2013, the Ministry of Human Resources and Social Security of the PRC promulgated the Interim Provisions on Labor Dispatch, or Provisions on Labor Dispatch, which took effect on March 1, 2014. The Provisions on Labor Dispatch provides, among other things, that an employer can hire temporary employees only for temporary, auxiliary and replaceable jobs. The number of temporary employees cannot exceed 10% of the total workforce. If the number of temporary employees exceeds 10% of the total workforce as of March 1, 2014, the employer shall, as a principle, adjust its employment plan and ensure such percentage be reduced to 10% or below no later than March 1, 2016. Before such percentage is adjusted to 10% or below, the employer shall not hire any new temporary employees. Our number of temporary employees is currently over 10% of our total workforce. We may not be able to reduce such percentage to 10% or below prior to March 1, 2016. As a result, we may not be able to retain any additional temporary employees and such inability to retain additional temporary employees could render us less competitive than other manufacturers, which may materially and adversely affect our financial condition and results of operation.

We face risks related to health epidemics and other outbreaks.

Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. In 2009, there were outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including China. In the past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. Any future outbreak of severe acute respiratory syndrome, or SARS, avian flu, swine flu or other similar adverse public developments in China may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if the Big Four PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to our delisting from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Ordinary Shares and ADSs

The market price of the ADSs may be volatile.

The market price of the ADSs has exhibited, and may continue to exhibit, significant volatility. For the period from December 20, 2006 to April 11, 2014, the closing price of the ADSs on the Nasdaq Global Market has ranged from a low of US$0.77 per ADS to a high of US$37.64 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs, including, among other things:

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

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the ADSs, regardless of our operating performance.

Future issuances of ordinary shares, ADSs or equity-related securities may depress the trading price of the ADSs.

Any issuance of equity securities could dilute the interests of our existing shareholders and could substantially decrease the trading price of the ADSs. We may issue equity securities through public offerings or private placements in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity and to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Sales of a substantial number of ADSs or other equity-related securities in the public market could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs. In addition, the price of the ADSs could be affected by possible sales of the ADSs by investors who view the convertible notes as a more attractive means of obtaining equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our convertible notes.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

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

In addition, the depositary for the ADS facility has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

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

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us or our directors, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	entertain original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We do not currently expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2014, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Taxation—U.S. Federal Income Taxation”) holds the ADSs or ordinary shares, such U.S. Holder will generally be subject to special tax rules with respect to any “excess distribution” received on the ADSs or ordinary shares and any gain realized from a sale or other disposition (including a pledge) of the ADSs or ordinary shares. A U.S. Holder may be subject to adverse U.S. federal income tax consequences as a result of these rules. For more information, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Status.”

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations through SolarOne Qidong in August 2004. In anticipation of our initial public offering, we incorporated Hanwha SolarOne, formerly known as Solarfun Power Holdings Co., Ltd., in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a wholly owned holding company structure, Hanwha SolarOne Investment Holding Ltd., or SolarOne BVI, in the British Virgin Islands in May 2006, which purchased all of the equity interests in SolarOne Qidong.

In March 2006, April 2007 and May 16, 2007, we established Hanwha SolarOne (Shanghai) Co., Ltd., or Solar Shanghai, Hanwha Solar Engineering Research and Development Center Co., Ltd., or Solar R&D, and Hanwha SolarOne Hong Kong Limited, or SolarOne Hong Kong, respectively.

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

In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada.

In May 2012, we acquired Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia.

In July 2013, we established Nantong Hanwha PV-Tech Energy Co., Ltd. under SolarOne Qidong to provide solar system integration services in China.

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

We made capital expenditures of RMB2,437.9 million, RMB534.5 and RMB421.4 million (US$69.6 million) in 2011, 2012 and 2013, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs for SolarOne Nantong, SolarOne Qidong and SolarOne Technology. Based on the current market conditions, we have no plan for substantial capacity expansion in 2014. We expect to incur capital expenditures of approximately US$80.0 million in 2014, which will be used primarily to pay for automation of existing manufacturing lines. However, we will actively review our capacity expansion plan on a regular basis as the business environment evolves. We plan to fund the balance of our capital expenditure requirements for 2014 with cash from operations, proceeds from our securities offerings, additional bank borrowings, and other forms of financing, if necessary.

B. Business Overview

Overview

We are a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules in China. We manufacture a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. We also provide PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third party distributors. In 2013, we sold our products to over 250 customers, mostly in Japan, South Africa, Germany, China, the United States, Korea, Canada and the United Kingdom. We conduct our business in China primarily through SolarOne Qidong.

As of December 31, 2013, we had annual production capacities of 1.5 GW for PV modules, 1.3 GW for PV cells and 800 MW for ingots and wafers. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our multicrystalline PV cells achieved conversion efficiency rates of 17.58% in 2013.

Our net revenues were RMB6,416.5 million, RMB3,678.4 million and RMB4,725.7 million (US$780.6 million) in 2011, 2012 and 2013, respectively. We recorded net losses of RMB930.1 million, RMB1,562.9 million and RMB874.1 million (US$144.4 million) in 2011, 2012 and 2013, respectively.

Our Products and Services

Our products primarily include silicon ingots, silicon wafers, PV cells and PV modules. Substantially all of the ingots, wafers and PV cells we produce are used for our own PV module production. We also provide PV module processing services.

Our Products

PV Cells

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. We currently produce multicrystalline silicon cells that are 156 mm x 156 mm, with conversion efficiencies of 17.60%, thickness of 180 to 200 microns and maximum power output of 4.28 W. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 180 W to 305 W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 240 W and 305 W. We sell approximately 91.0% of our PV modules under our proprietary “SolarOne” brand names, and approximately 9.0%, respectively, of our PV modules under the brand names of our customers.

The following table sets forth the types of PV modules we currently manufacture with the specifications indicated:

PV Module Manufactured with:	Dimensions (mm)	Weight (Kg)	Power (W)
Multicrystalline silicon	1494 x 1000 x 35	17±0.5	170-225
	1652 x 1000 x 45	20±0.5	200-255
	1966 x 1000 x 50	28.5±0.5	250-325
	1636 x 988 x 40	19±0.5	200-270
	1956 x 988 x 45	27±0.5	250-325

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs. We also introduced solar modules with anti-PID features in 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules.

Ingots and Wafers

We also manufacture ingots through SolarOne Technology, an ingot plant that commenced operations in October 2007. As of December 31, 2013, we had annual production capacities of 1.5 GW for PV modules, 1.3 GW for PV cells and 800 MW for ingots and wafers. The ingots manufactured by SolarOne Technology are generally used for our manufacture of wafers. The wafers manufactured by SolarOne Qidong and SolarOne Technology are generally used for our manufacture of PV cells and PV modules.

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

In response to the rapidly evolving conditions in the PV industry, we started to expand our business downstream to provide system integration services in 2010. Our PV system integration services may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services through Solar Shanghai and Solar Engineering.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials. The aggregate costs attributable to our five largest silicon materials suppliers in 2011, 2012 and 2013 were 40.6%, 72.4% and 76.7%, respectively, of our total silicon material purchases.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. As of December 31, 2011, 2012 and 2013, we had RMB194.0 million, RMB187.4 million and RMB276.5 million (US$45.7 million), respectively, of raw materials in inventory.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. We currently use 5-inch and 6-inch wafers in our production.

We procure our silicon and silicon wafer supplies under short-term supply agreements. In 2013, we purchased all of our silicon and silicon wafers and 20.1% of PV cells from third-party suppliers. We purchase silicon, wafers and cells from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market.

We use ingots manufactured by SolarOne Technology, one of our wholly owned subsidiaries, in our manufacturing process. The key raw material for our production of ingots is polysilicon. Currently, our principal silicon suppliers include Wacker Chemie AG, or Wacker, Hemlock Semiconductor Corporation, or Hemlock, GCL Silicon Technology Holdings Limited, or GCL, and Chongqing Daqo New Energy Co., Ltd., or Daqo.

Other Raw Materials

In addition to silicon and silicon wafers, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, we source a significant portion of these raw materials locally. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have contributed significantly to our operating margins. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.

Production

We manufacture our wafers, PV cells and PV modules through SolarOne Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 173,220 square meters in Qidong, Jiangsu Province, China. We commenced commercial production on our first PV cell production line in November 2005 and we had annual production capacities of 1.5 GW for PV modules, 1.3 GW for PV cells and 800 MW for ingots and wafers, as of December 31, 2013. We produce multicrystalline silicon wafers with a dimension of 156 mm x 156 mm. The thickness of our silicon wafers is 180 microns.

We manufacture our silicon ingots through SolarOne Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 104,479 square meters in Lianyungang, Jiangsu Province, China. SolarOne Technology commenced its operations in October 2007.

We were able to lower our initial investment by purchasing key equipment with more sophisticated technology from overseas suppliers while procuring other equipment domestically. In 2013, we integrated new cell technology into our production processes, reducing silver paste consumption and increasing the efficiency and power of PV products manufactured.

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2008 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2004 environmental management system certification, OHSAS 18001:2007 occupational health and safety management system certification and the IEC certification for our PV modules and the UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc. and Canadian Standard Association, independent product-safety testing and certification organizations in the United States and Canada, which will enable us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency. We obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which enables us to sell our products to customers in Korea. We obtained MCS certificate which enables us to sell products to UK and Clean Energy Council listing for Australia market. We also obtained J-PEC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA for Test Data Acceptable Program, which means that our lab is now qualified to conduct IEC and UL1703 testing by ourselves and reflects our lab`s capabilities and management.

Capacity Expansion and Technology Upgrade Plans

As of December 31, 2013, we had annual production capacities of 1.5 GW for PV modules, 1.3 GW for PV cells and 800 MW for ingots and wafers. Based on the current market conditions, we expect to incur capital expenditures of US$80.0 million for 2014, which will be used primarily to pay for automation of existing manufacturing lines. We plan to fund the balance of our capital expenditure requirements for 2014 with cash from operations, proceeds from our securities offerings, additional bank borrowings, and other forms of financing, if necessary.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.

Customers that accounted for a significant portion of our total net revenues in 2013 included Hanwha Q CELLS Japan Co., Ltd., Hanwha Q.Cells GmbH, Conycento Proprietary Limited, Firefly Investment 261 Pty Ltd. and Hanwha Q CELLS Korea Corp. Our five largest customers accounted for an aggregate of 45.0%, 29.8% and 53.5% of our net revenues in 2011, 2012 and 2013, respectively. Our largest customer in 2011, 2012 and 2013 accounted for 15.1%, 7.6% and 25.0% of our net revenues of the respective year.

We have established three wholly owned subsidiaries, namely SolarOne U.S.A., SolarOne Canada and SolarOne GmbH, and acquired SolarOne Australia to market our products and provide customer support and service in these markets. The following table sets forth our net revenues by geographic region, based on the location that our invoices are sent to, and the percentage contribution of each of these regions to our net revenues, for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
Region	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	Net Revenues (US$)	% of Net Revenues
	(In thousands, except percentages)
Japan	13,508	0.2%	248,047	6.7%	1,179,308	194,808	25.0%
South Africa	1,081	—	814	—	728,960	120,416	15.4%
Germany	2,652,159	41.3%	1,489,499	40.5%	694,148	114,665	14.7%
PRC	599,247	9.3%	382,469	10.4%	539,866	89,180	11.4%
USA	859,290	13.4%	513,163	14.0%	421,473	69,622	8.9%
Korea	76,954	1.2%	260,887	7.1%	218,844	36,150	4.6%
Canada	157,650	2.5%	1,506	—	187,343	30,947	4.0%
UK	14,821	0.2%	15,491	0.4%	115,289	19,044	2.5%
Netherlands	330,920	5.2%	—	—	90,741	14,989	1.9%
India	136,249	2.1%	263,228	7.2%	84,310	13,927	1.8%
Spain	152,133	2.4%	7,043	0.2%	63,075	10,419	1.3%
Portugal	20,730	0.3%	22,252	0.6%	62,420	10,311	1.3%
Australia	448,498	7.0%	27,773	0.8%	59,317	9,799	1.3%
Belgium	132,932	2.1%	44,941	1.2%	57,719	9,535	1.2%
Malaysia	—	—	251	—	48,882	8,075	1.0%
France	303,328	4.7%	62,507	1.7%	35,155	5,807	0.8%
Israel	—	—	170	—	24,536	4,053	0.5%
Thailand	36,673	0.6%	189	—	19,259	3,181	0.4%
Greece	44,938	0.7%	80,381	2.2%	16,384	2,706	0.3%
Italy	358,121	5.6%	149,196	4.1%	14,113	2,332	0.3%
Others	77,253	1.2%	108,573	2.9%	64,550	10,663	1.4%

Total	6,416,485	100.0%	3,678,380	100.0%	4,725,692	780,629	100.0%

In 2013, we shipped our products to over 250 customers. In 2011 and 2013, customers individually accounting for 10.0% or more of our net revenues collectively accounted for 25.9% and 25.0% of our net revenues. In 2012, no customer accounted for 10.0% or more of our net revenues. Sales to our largest customer accounted for 15.1%, 7.6% and 25.0% of our net revenues in 2011, 2012 and 2013, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth. The Company signed two supply agreements to supply 155 MW PV modules to two solar projects in South Africa in December 2012. The delivery of PV modules under these supply agreements has been completed by August 2013.

Warranty

Prior to 2012, our PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules in the first year and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Since 2013, we started to allow our warranty to be transferred to third parties along with ownership of our PV modules.

We also have outstanding warranties for our monocrystalline PV modules. Prior to 2012, we sold monocrystalline PV modules with 2 to 5-year warranties for technical defects, 10-year limited warranties against declines of greater than 10% in their initial power generation capacity and 25-year limited warranties against declines of greater than 20%. Since January 2012, we extended the material and workmanship warranty to 12 years and replaced the existing warranty for power generation capacity with an improved 25-year linear warranty. Under the 25-year linear warranty, we guaranteed no less than 96% of the nominal power generation capacity in the first year and an annual output degradation of no more than 0.7% thereafter, with a guarantee of actual power output no less than 82% of the nominal power generation capacity by the end of the 25th year.

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

As of December 31, 2011, our accrued warranty costs totaled RMB162.1 million for the three to five year warranty against technical and material defects, and as of December 31, 2012 and 2013, totaled RMB177.9 million and RMB181.4 million (US$30.0 million) for the five to 12 year warranty against technical and material defects, respectively. In 2011, 2012 and 2013, we accrued RMB64.7 million, RMB33.1 million and RMB41.3 million (US$6.8 million) in warranty costs, respectively.

Intellectual Property and Proprietary Rights

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we had been granted 52 patents by the State Intellectual Property Office of China and had 18 patent applications pending in China. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.

We are the owner of this trademark, as a Community Trade Mark, in the European Union. In 2011, we also filed applications for the trademark in Brazil, China, India, South Africa, Thailand and the United States and such applications are pending.

On April 28, 2012, we registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Competition

Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global PV market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market.

Our competitors in China include Trina Solar Ltd., Yingli Green Energy Holdings Co., Ltd., Canadian Solar Inc. and Jinko Solar Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and produce upstream silicon and silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon and silicon wafers.

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

On March 23, 2009, the PRC Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, the PRC Ministry of Finance provides subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline PV products, more than 14% conversion efficiency for multicrystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of building with PV and the technology of PV products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

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

In July 2013, the Circular of the Ministry of Finance promulgated Relevant Issues concerning Implementation of the Policy to Grant Subsidies to Distributed PV Power Generation Based on Electricity Amount, with the purpose of providing standardization and procedure for subsidy payments for distributed PV power generation.

In August 2013, the Interim Measures for Administration of PV Power Station Projects were promulgated by the National Energy Administration, with the purpose of standardizing the management of PV power station projects and promoting stable and healthy development of PV power generation industry.

In November 2013, the Interim Measures for Administration of Distributed PV Power Generation Projects were promulgated by the National Energy Administration, which provides the management of distributed PV power projects to promote and encourage the development of distributed PV power generation.

In November 2013, the Ministry of Finance promulgated the Circular regarding Exemption of Governmental Funds on Distributed PV Power Generation Unit’s Self-Generated Electricity for Self-use, which exempts several kinds of governmental funds for Self-Generated Electricity for Self-use from Distributed PV Power Generation.

In January 2014, the National Energy Administration announced the Circular regarding Planned Capacity of New PV Power Generation Units to be Constructed in 2014, which among other things, states that the planned capacity of new PV power generation in 2014 is 14 million kilowatts, including 8 million kilowatts distributed PV power generation and 6 million kilowatts PV power station generation.

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

C. Organizational Structure

Hanwha Solar Holdings Co., Ltd., or Hanwha Solar, became our largest shareholder through a series of transactions in September 2010. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical Corporation, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of CA, PE, and PVC products. After Hanwha Solar became our largest shareholder, we changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. We also changed the names of our subsidiaries. The diagram below sets forth the entities directly or indirectly controlled by us as of the date of this annual report. We may from time to time make adjustments to our subsidiaries based on our business strategy and the performance of such subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold land use rights for a total area of 259,219 square meters, which expire between 2053 and 2061. We own office and manufacturing facilities for a total gross floor area of approximately 173,220 square meters in Qidong, Jiangsu Province. We leased manufacturing facilities with a total gross floor area of approximately 24,500 square meters in Qidong, Jiangsu Province. The leases will expire in May 2014. In addition, SolarOne Technology holds land use rights for a total area of approximately 976,905 square meters and owns office and manufacturing facilities for a total gross floor area of approximately 76,500 square meters in Lianyungang, Jiangsu Province. We have also renewed the lease having a gross floor area of approximately 1,500 square meters for our Hanwha SolarOne Engineering, Research and Development Center Co., Ltd. in Shanghai in May 2010, and the renewed lease will expire in May 2014. We entered into a contract with Shanghai Yongda Property Development Co., Ltd to lease an office with a gross floor area of 764.5 square meters from August, 2013 to August, 2016. In 2011, 2012 and 2013, our rental expenses were RMB10.3 million, RMB12.8 million and RMB9.3 million (US$1.5 million), respectively.

As of December 31, 2013, we had annual production capacities of 1.5 GW for PV modules, 1.3 GW for PV cells and 800 MW for ingots and wafers.

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

A. Operating Results

Overview

We are a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules in China. We manufacture a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us rapidly increase our operational efficiency. Substantially all of the ingots, wafers and PV cells we produce are used for our own PV module production. We also provide PV module processing services. We sell PV cells and PV modules both directly to system integrators and through third-party distributors and provide solar system integration services.

We changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011. In April 2011, we established Nantong Hanwha Import & Export Co., Ltd., or Nantong Hanwha I&E, under SolarOne Qidong to engage in import and export of PV products and technology and Hanwha SolarOne (Nantong) Co., Ltd., or SolarOne Nantong, under SolarOne Hong Kong to develop, manufacture and sell PV products. In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada. In May 2012, we acquired Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia. In July 2013, we established Nantong Hanwha PV-Tech Energy Co., Ltd. under SolarOne Qidong to provide solar system integration services in China.

We shipped 844.4 MW, 829.8 MW and 1,280.3 MW of PV modules (including PV module processing) in 2011, 2012 and 2013, respectively. The average selling price of our PV modules (excluding PV module processing) was RMB8.87, RMB4.47 and RMB4.10 (US$0.68) per watt in 2011, 2012 and 2013, respectively. In 2011, 2012 and 2013, 90.7%, 89.6% and 88.6%, respectively, of our net revenues were attributable to sales to customers outside of the PRC. Moreover, in 2011 and 2013, customers individually accounting for 10.0% or more of our net revenues collectively accounted for 25.9% and 25.0% of our net revenues, respectively. In 2012, no customer accounted for 10.0% or more of our net revenues.

Our net revenues were RMB6,416.5 million, RMB3,678.4 million and RMB4,725.7 million (US$780.6 million) in 2011, 2012 and 2013, respectively. We recorded net losses of RMB930.1 million, RMB1,562.9 million and RMB874.1 million (US$144.4 million) in 2011, 2012 and 2013, respectively.

Key Factors Affecting Our Financial Performance

The most significant factors affecting our financial performance are:

•	industry demand;

•	average selling price of our PV products;

•	price and availability of silicon and silicon wafers;

•	manufacturing capacity; and

•	process technologies.

Industry Demand

Our business and revenue growth depends on PV industry demand.

In the second half of 2008, many of our key markets, including Germany, Spain and the United States, and other national economies experienced a period of economic contraction or significantly slower economic growth. In particular, the credit crisis, weak consumer confidence and diminished consumer and business spending contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. Many of our customers experienced difficulty in obtaining financing, and even if they were able to obtain financing, the cost of such financing increased and affected the purchasing decisions of our customers. In 2010, as the effect of the global economic crisis subsided, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand for solar power products.

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

From the second half of 2008 to the first half of 2009, increased manufacturing capacity in the industry also contributed to a decline in the selling price of PV products. As global economic condition began improving in the second half of 2009, demand for PV products began to increase during 2010, which contributed to an increase in the selling price of PV products in 2010 along with the increased manufacturing capacity in 2010. Such increase was offset by the sale of inventory accumulated during the economic downturn. In 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global credit crunch. These market conditions were exacerbated by an over-supply of PV products driven by increased manufacturing capacity in 2011, which adversely affected the prices of PV products. Although the global economy has improved since 2011, demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that typically purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

Average Selling Price of Our PV Products

PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by manufacturing costs, including the costs of silicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products. The pricing of PV products may also affected by currency fluctuations. For example, a large portion of our sales in 2010 were denominated in Euros. The depreciation of Euro in the first half of 2010 and the appreciation of Euro in the second half of 2010 contributed to a change of our average selling price per watt of our PV modules in 2010.

We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of over-supply reduced the prevailing market prices of PV products. Beginning in the first quarter of 2013, the pricing of PV products began to improve, as a large number of inefficient players exited the market.

The average selling price per watt of our PV modules (excluding PV module processing) was RMB8.87, RMB4.47 and RMB4.10 (US$0.68) in 2011, 2012 and 2013, respectively. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend. We expect that the prices of PV products will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale.

Price and Availability of Silicon and Silicon Wafers

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of our raw materials which were procured at higher prices during the earlier period of supply shortage. As a result, our write-down of inventories amounted to RMB583.1 million, RMB326.1 million and RMB113.2 million (US$18.7 million) in 2011, 2012 and 2013, respectively.

Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply agreements. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market and the unit price of the silicon-related materials has been lowered. However, because the oversupply situation of silicon materials worsened in 2012, some of our previous multi-year suppliers are facing difficulties in continuing their business: some of our suppliers shut down their factories for certain period of time in 2012 and some of them are in a liquidation process. We may not receive our prepayments made under those prior multi-year agreements if those suppliers become bankrupt. Some of our multi-year agreement suppliers have the difficulties in supplying us with silicon materials with fixed quantity or qualified materials and we have instituted legal proceedings against them. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.” and “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

The Chinese government has initiated an anti-dumping investigation of polysilicon imported from Germany, the U.S. and Korea in 2012 and the tariff on polysilicon will be announced in the second quarter of 2013. While these tariffs did not increase our cost of production in 2013, we do not expect to source any significant amount of our polysilicon from the United States or South Korea during 2013, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement has been reached pursuant to which Chinese manufacturers, including us, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and we have been allocated a portion of the quota. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted that wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

We also acquire a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year. The prices we pay for silicon and silicon wafers pursuant to short-term supply arrangements vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations.

Manufacturing Capacity

Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we had significantly expanded our manufacturing capacity in the past. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenues, and by lowering our average manufacturing costs per unit as a result of increased economies of scale.

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

We produced 939.5 MW, 856.0MW and 1,190.5 MW of PV modules in 2011, 2012 and 2013, respectively. The following table sets forth the production volume of silicon ingots, wafer PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(MW)
Volume of ingots produced	154.1	360.0	367.2	237.7	224.1
Volume of wafer produced	164.6	387.4	383.7	242.6	227.6
Volume of PV cells produced (including PV cell processing)	260.2	502.4	687.3	708.4	896.5
Volume of PV cells produced used in our PV module production	240.2	490.4	660.3	704.7	860.2
Volume of PV modules produced (including PV module processing)	342.8	758.9	939.5	856.0	1,190.5

As of December 31, 2013, we had annual production capacities of 1.5 GW for PV modules, 1.3 GW for PV cells and 800 MW for ingots and wafers.

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

We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our multicrystalline PV cells achieved conversion efficiency rates in the range of 17.10% to 17.86% in 2013 by introducing a new generation of solar cells with anti-PID features, EStar 2.0, and we are now able to process wafers as thin as 180 microns. Our advanced ingot growing and wafer sewing process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.

Net Revenues

We currently generate a substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials and scrap materials to third parties.

We commenced manufacturing and selling PV modules in February 2005, and had net revenues of RMB6,416.5 million, RMB3,678.4 million and RMB4,725.7 million (US$780.6 million) in 2011, 2012 and 2013, respectively.

We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2011, 2012 and 2013, our net revenues from the sale of PV cells were RMB49.2 million, RMB29.6 million and RMB43.1 million (US$7.1 million), respectively.

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

In 2011, 2012 and 2013, a small portion of our net revenues was derived from the sale of raw materials to our customers.

We record revenues net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.

Customers who individually accounted for more than 10% of our net revenues accounted for an aggregate of 25.9% and 25.0% of our net revenues in 2011 and 2013. In 2012, no customer accounted for 10.0% or more of our net revenues. Based on the location that our invoices are sent to, in 2011, 2012 and 2013, our sales to European customers accounted for 66.1%, 52.9% and 25.2%, respectively, of our net revenues, with German customers accounting for 41.3%, 40.5% and 14.7%, respectively, in such periods. Our sales to Japan accounted for 0.2%, 6.7% and 25.0%, respectively, of our net revenues. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as the United States, China, India, Korea, Japan, Italy, Greece, France, Belgium and Australia.

Sales to our customers are typically made through non-exclusive, short-term arrangements. Before the beginning of 2009, we generally required deposits of a certain percentage of the contract price from our customers which we recorded under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenues. In line with market trends, this practice of requiring our customers to make deposits is on the decline. As of December 31, 2011, 2012 and 2013, we had received deposits of RMB84.9 million, RMB36.3 million and RMB47.8 million (US$7.9 million), respectively.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses and these amounts calculated as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	Amount (RMB)	% of Net Revenues	Amount (RMB)	% of Net Revenues	Amount		% of Net Revenues
					(RMB)	(US$)
	(In thousands, except percentages)
Cost of revenues	(6,633,542)	103.4%	(4,003,885)	108.8%	(4,390,718)	(725,295)	92.9%
Operating expenses:
Selling expenses	(279,788)	4.4%	(348,568)	9.4%	(325,422)	(53,756)	6.8%
General and administrative expenses	(340,405)	5.2%	(278,033)	7.6%	(295,482)	(48,811)	6.3%
Provision for doubtful accounts receivable and other receivables	(56,234)	0.9%	(137,674)	3.7%	(28,562)	(4,718)	0.6%
Research and development expenses	(68,217)	1.1%	(90,820)	2.5%	(92,256)	(15,240)	2.0%
Impairment of goodwill	(134,735)	2.1%	—	—	—	—	—
Total operating expenses	(879,379)	13.7%	(855,095)	23.2%	(741,722)	(122,525)	15.7%

Cost of Revenues

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

Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2011, 2012 and 2013, our inventory of raw materials totaled RMB194.0 million, RMB187.4 million and RMB276.5 million (US$45.7 million), respectively, of which RMB76.6 million, RMB83.6 million and RMB70.7 million (US$11.7 million), respectively, represented silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under either non-current assets or current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may not be able to recover such prepayments and would suffer losses. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Our selling expenses primarily consist of warranty costs, shipping and handling costs for products sold, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. In 2011, 2012 and 2013, our selling expenses were RMB279.8 million, RMB348.6 million and RMB325.4 million (US$53.8 million), respectively.

Prior to 2012, our PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited warranty against declines of greater than 10% and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Since 2013, we started to allow our warranty to be transferred to third parties along with ownership of our PV modules.

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

In 2011, 2012 and 2013, we accrued RMB64.7 million, RMB33.1 million and RMB41.3 million (US$6.8 million), respectively, in warranty costs.

General and Administrative Expenses and Provision for Doubtful Accounts Receivable and Other Receivables

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance, share compensation expenses, and provision for doubtful debts and losses in relation to prepayments to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. In 2011, 2012 and 2013, our general and administrative expenses were RMB340.4 million, RMB278.0 million and RMB295.5 million (US$48.8 million), respectively.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. In 2011, 2012 and 2013, our research and development expenses were RMB68.2 million, RMB90.8 million and RMB92.3 million (US$15.2 million), respectively. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. We expect that our total research and development expenses will increase in the future.

Share-based Compensation Charges

We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2013, options to purchase 1,572,650 ordinary shares have been granted and were outstanding under this plan.

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2013, options to purchase 1,823,850 ordinary shares have been granted and were outstanding under this plan.

In 2011, 2012 and 2013, we recorded RMB38.3 million, RMB7.8 million and RMB2.7 million (US$0.4 million), respectively, as share-based compensation charges.

Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007 the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT which took effect as of January 1, 2008. In accordance with the EIT and it Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to bot domestic-invested enterprises and foreign-invested enterprises such as SolarOne Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulations of the State Council, gradually became subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect to Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such a SolarOne Qidong, continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprise preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change. SolarOne Qidong’s “high and new technology enterprise” status was renewed and approved in October 2011.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others i their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell PV cell and silicon ingots. We record revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of Accounting Standards Codification, or ASC, 605-10, “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collection is reasonably assured.

More specifically, our sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreement for each transaction. The shipping terms of our sales arrangements are generally “Cost, Insurance and Freight,” or CIF, and “Free on Board, or FOB, shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, we require our customers to prepay prior to shipment. We perform on-going credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where we granted longer credit terms to certain customers, the timing of revenue recognition has not been impacted as we have historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, we record revenue related to product sales upon delivery of the product to the shipper, provided that all other revenue recognition criteria are met at that time.

We enter into processing service arrangements to process PV cells into PV modules. For these service arrangements, we “purchase” PV cells from a customer and contemporaneously agree to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, we record the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the customer. These sales are subject to all of the above-noted criteria relating to revenue recognition.

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized in 2011, 2012 and 2013 amounted to RMB59.0 million, RMB41.1 million and RMB5.1 million (US$0.8 million), respectively.

Warranty Costs

We primarily provide standard warranty coverage on our PV modules sold to customers. Prior to 2012, the standard warranty provided for a 2 to 5-year warranty against technical defects, a 10- to 12- year warranty against declines of greater than 10%, a 15-year limited warranty against declines of greater than 12% for our mono PV modules and 11% for our poly PV modules and a 25-year warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, we started to extend our material and workmanship warranty for PV modules to 12 years and replace our existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, we guarantee no less than 97% of the nominal power generation capacity for our typical multicrystalline PV modules and 96% of the nominal power generation capacity for our typical monocrystalline PV modules in the first year and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Since 2013, we started to allow our warranty to be transferred to third parties along with ownership of our PV modules.

Our estimate of the amount of warranty obligation is primarily based on the following considerations: (1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, (2) our historical warranty claims experience, (3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and (4) our expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of our PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued for warranty costs for the 2 to 12-year warranty against technical defects based on 1% of net revenues for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties in place through 2012 because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of our PV modules and strong quality control procedures in our production process. Based on the results of analysis and technical testing, the revision to our warranty policy in January 2012 did not have a material effect on our warranty accrual rate. The basis for the warranty accrual will be reviewed periodically based on actual experience.

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

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset groups, including land use rights with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

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

Financial Instruments—Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

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

In 2011, 2012 and 2013, we entered into cross-currency exchange rate agreements to receive Renminbi and sell other currencies and commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in our consolidated statements of comprehensive income. These derivative instruments are not designated and do not qualify hedges and are adjusted to fair value through current earnings. As of December 31, 2013, we had outstanding cross-currency exchange rate contracts with notional amounts of EUR15.0 million, US$120.4 million and JPY4,277.5 million, and an interest rate swap contract with notional amount of US$50.0 million. We estimate the fair value of our foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

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

With the assistance of an independent third-party valuer, we have applied the Black-Scholes option valuation model in determining the fair value of the options granted before January 1, 2008. We estimate expected volatility at the date of grant based on a combination of historical volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in facts and circumstances, if any.

For share options granted after January 1, 2008, the fair value of each grant is estimated on the date of grant using a binomial-lattice model. The expected exercise multiple was based on research regarding exercise pattern and historical statistic data. Similar to the Black-Scholes model, the binomial-lattice option model takes into account variables such as expected volatility, dividend yield, and risk-free interest rates. Risk-free interest rates are based on zero coupon U.S. risk-free rates for the terms consistent with the expected life of the award at the time of grant. Expected dividend yield is determined based on our historical dividend payout rate. Expected volatility is estimated based on a combination of our historical performance and the historical performance of comparable publicly listed companies.

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

We also apply ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which prescribes the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2012 and 2013, we recorded unrecognized tax benefits of RMB143.5 million and RMB143.5 million (US$23.7 million), respectively.

We have elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income. No such amounts have been incurred or accrued through December 31, 2013.

Based on existing PRC tax regulations, the tax years of SolarOne Qidong, Solar Shanghai, SolarOne Technology, Solar R&D, and Solar Engineering for the years ended December 31, 2008 through 2013 remain open for examination by the tax authorities.

Advance to Suppliers and Long-term Prepayments

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply through either supplemental agreements or amended and restated multi-year framework supply agreements.

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances in cost of revenues because of the suppliers’ inability to fulfill their supply obligations. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. We recorded a charge to cost of revenues of RMB287.7 million, RMB186.0 million and RMB15.6 million in 2011, 2012 and 2013, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

In circumstances where a supplier is in contractual default and we have termination rights that require repayment of the remaining deposit and we have asserted such rights, the advances are reclassified to other current assets in our consolidated balance sheets. Similarly, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. A provision for loss is recognized in provision for doubtful accounts receivable and other receivables in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated. We recorded charges to “provision for doubtful accounts receivable and other receivables” of RMB54.5 million and RMB50.0 million in 2011 and 2012, respectively.

Shipping and Handling Costs

Effective January 1, 2011, we changed the method of accounting for shipping and handling costs and have recorded such expenses in the line item “operating expenses—selling expenses” in our consolidated statements of comprehensive income, while in prior years, shipping and handling costs were recorded as part of “cost of revenue.” We believe the classification of shipping and handling costs as “operating expenses—selling expenses” is preferable because it (1) better reflects the nature of the expenses; and (2) increases the comparability of information with our competitors. Our comparative financial statements of prior years have been adjusted retrospectively to reflect this reclassification and enhance comparability between periods.

Consolidated Results of Operations

Since substantially all of our revenues are derived from the sale of PV products, we presented our net revenues and cost of revenues for all product sales on a combined basis in accordance with U.S. GAAP. We believe that this presentation provides sufficient information in assessing our operating and financial performance. The following table sets forth our summary consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	(In RMB Thousands)	% of Net Revenues	(In RMB Thousands)	% of Net Revenues	(In RMB Thousands)	(In US$ Thousands)	% of Net Revenues
Consolidated Statement of Comprehensive Income Data
Net revenues
Third parties	5,832,628	90.9%	2,639,453	71.8%	2,787,772	459,681	58.9%
Related parties	583,857	9.1%	1,038,927	28.2%	1,942,920	320,948	41.1%
Total net revenues	6,416,485	100.0%	3,678,380	100.0%	4,725,692	780,629	100.0%
Cost of revenues	(6,633,542)	(103.4)%	(4,003,885)	(108.8)%	(4,390,718)	(725,295)	(92.9)%
Gross profit (loss)	(217,057)	(3.4)%	(325,505)	(8.8)%	334,974	55,334	7.1%
Operating expenses Selling expenses	(279,788)	(4.4)%	(348,568)	(9.4)%	(325,422)	(53,756)	(6.8)%
General and administrative expenses	(340,405)	(5.2)%	(278,033)	(7.6)%	(295,482)	(48,811)	(6.3)%
Provision for doubtful accounts receivable and other receivables	(56,234)	(0.9)%	(137,674)	(3.7)%	(28,562)	(4,718)	(0.6)%
Research and development expenses	(68,217)	(1.1)%	(90,820)	(2.5)%	(92,256)	(15,240)	(2.0)%
Impairment of goodwill	(134,735)	(2.1)%	—	—	—	—	—
Total operating expenses	(879,379)	(13.7)%	(855,095)	(23.2)%	(741,722)	(122,525)	(15.7)%
Operating loss	(1,096,436)	(17.1)%	(1,180,600)	(32.1)%	(406,748)	(67,191)	(8.6)%
Interest expense	(171,059)	(2.7)%	(299,515)	(8.1)%	(323,820)	(53,491)	(6.9)%
Interest income	11,763	0.2%	15,841	0.4%	21,212	3,504	0.4%
Exchange gains (losses)	(3,965)	(0.1)%	8,875	0.2%	43,687	7,217	0.9%
Changes in fair value of derivative contracts	(70,778)	(1.1)%	5,326	0.1%	63,739	10,529	1.4%
Changes in fair value of conversion feature of convertible bonds	264,384	4.1%	(5,692)	(0.2)%	(6,105)	(1,008)	(0.1)%
Loss on extinguishment of debt	—	—	(82,713)	(2.2)%	—	—	—
Other income	5,144	0.1%	9,265	0.3%	7,805	1,289	0.2%
Other expenses	(14,102)	(0.2)%	(18,391)	(0.5)%	(16,194)	(2,675)	(0.3)%
Loss before income taxes	(1,075,049)	(16.8)%	(1,547,604)	(42.1)%	(616,424)	(101,826)	(13.0)%
Income tax expense	144,945	2.3%	(15,255)	(0.4)%	(257,666)	(42,563)	(5.5)%
Net loss	(930,104)	(14.5)%	(1,562,859)	(42.5)%	(874,090)	(144,389)	(18.5)%

2013 Compared to 2012

Net Revenues

Our total net revenues increased by 28.5% to RMB4,725.7 million (US$780.6 million) in 2013 from RMB3,678.4 million in 2012. Our net revenues derived from our PV module business (excluding PV module processing) increased by 25.4% to RMB4,151.4 million (US$685.8 million) in 2013 from RMB3,310.7 million in 2012, due primarily to increase in PV module shipments, partially offset by a decrease in the average selling price of our PV modules from RMB4.47 in 2012 to RMB4.10 in 2013. In 2013, we derived 87.8% of our total net revenues from the sale of PV modules, compared to 90.0% in 2012.

Cost of Revenues and Gross Profit

Our cost of revenues increased by 9.7% to RMB4,390.7 million (US$725.3 million) in 2013 from RMB4,003.9 million in 2012. In particular, we recorded charges to cost of revenues of RMB186.0 million and RMB15.6 million (US$2.6 million) in 2012 and 2013, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts, and an inventory write-down of RMB326.1 million and RMB113.2 million (US$18.7 million) in 2012 and 2013, respectively. In addition, the costs associated with PV module production increased by 6.0% to RMB3,871.4 million (US$639.5 million) in 2013 from RMB3,650.8 million in 2012, due primarily to an increase in PV module shipments, partially offset by a decrease in the blended cost of goods sold taking into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

As a result of the foregoing, our gross profit was RMB335.0 million (US$55.3 million) in 2013, compared to negative RMB325.5 million in 2012. Our gross profit margin was 7.1% in 2013, compared to negative 8.8% in 2012.

Operating Expenses and Operating Profit (Loss)

Our operating expenses decreased by 13.3% to RMB741.7 million (US$122.5 million) in 2013 from RMB855.1 million in 2012. Our operating expenses as a percentage of our total net revenues decreased to 15.7% in 2013 from 23.2% in 2012.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses decreased by 6.6% to RMB325.4 million (US$53.8 million) in 2013 from RMB348.6 million in 2012, due primarily to the decrease in shipping and handling costs, promotional expenses and personnel expenses, partially offset by an increase in sales commissions along with the increase in shipments. Selling expenses as a percentage of our total net revenues decreased to 6.8% in 2013 from 9.4% in 2012.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for our administrative personnel. Our general and administrative expenses increased by 6.3% to RMB295.5 million (US$48.8 million) in 2013 from RMB278.0 million in 2012, due primarily to the decrease in operating government grants with offset effect on general and administrative expenses. General and administrative expenses as a percentage of our total net revenues decreased to 6.3% in 2013 from 7.6% in 2012.

Provision for doubtful debts mainly relate to provision made for losses for account receivables and provision for losses in relation to advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. Our provision for doubtful debts decreased by 79.3% from RMB137.7 million in 2012 to RMB28.6 million (US$4.7 million) in 2013, primarily due to the improvement in our accounts receivable collection.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 1.6% to RMB92.3 million (US$15.2 million) in 2013 from RMB90.8 million in 2012. The increase was primarily because we expanded our research and development team and conducted additional research and development activities. Research and development expenses as a percentage of our total net revenues decreased to 2.0% in 2013 from 2.5% in 2012.

As a result of the foregoing, our operating loss was RMB406.7 million (US$67.2 million) in 2013, compared to an operating loss of RMB1,180.6 million in 2012. Our operating profit margin was negative 8.6% in 2013, compared to negative 32.1% in 2012.

Interest Expense, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts and Changes in Fair Value of Conversion Feature of Convertible Bonds

We generated interest income of RMB21.2 million (US$3.5 million) and incurred interest expense of RMB323.8 million (US$53.5 million) in 2013, compared to interest income of RMB15.8 million and interest expense of RMB299.5 million in 2012. The increase in interest expense was due primarily to an increase in the amount of interest-bearing bank borrowings.

We incurred exchange gain of RMB43.7 million (US$7.2 million) in 2013, compared to exchange gain of RMB8.9 million in 2012, primarily due to the fluctuation of the U.S. dollar and Euro against the Renminbi.

Our other income decreased to RMB7.8 million (US$1.3 million) in 2013 from RMB9.3 million in 2012, due primarily to the decrease in compensation from insurance. Our other expenses decreased to RMB16.2 million (US$2.7 million) in 2013 from RMB18.4 million in 2012, due primarily to a decrease in donations made to universities and charity organizations.

We recorded RMB63.7 million (US$10.5 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative, commodity and interest rate swap contracts in 2013, compared to RMB5.3 million in 2012, as a result of greater foreign exchange rate volatility.

We recorded RMB6.1 million (US$1.0 million) in changes in fair value of convertible feature of our convertible bonds in 2013, compared to RMB5.7 million in 2012, due primarily to the changes in the ADS price.

Income Tax Expense

Our income tax expense was RMB257.7 million (US$42.6 million) in 2013, compared to an income tax expense was RMB15.3 million in 2012, due primarily to the provision of valuation allowance of deferred tax assets.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of RMB874.1 million in 2013, compared to a net loss of RMB1,562.9 million in 2012. Our net profit margin improved to negative 18.5% in 2013 from negative 42.5% in 2012.

2012 Compared to 2011

Net Revenues

Our total net revenues decreased by 42.7% to RMB3,678.4 million in 2012 from RMB6,416.5 million in 2011. Our net revenues derived from our PV module business (excluding PV module processing) decreased by

42.4% to RMB3,310.7 million in 2012 from RMB5,748.3 million in 2011, due primarily to the decrease in the average selling price of our PV modules from RMB8.87 in 2011 to RMB4.47 in 2012. In 2012, we derived 90.0% of our total net revenues from the sale of PV modules, compared to 89.6% in 2011.

Cost of Revenues and Gross Profit

Our cost of revenues decreased by 39.6% to RMB4,003.9 million in 2012 from RMB6,633.5 million in 2011. In particular, we recorded charges to cost of revenues of RMB287.7 million and RMB186.0 million in 2011 and 2012, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts, and an inventory write-down of RMB583.1 million and RMB326.1 million in 2011 and 2012, respectively. In addition, the costs associated with PV module production decreased by 39.8% to RMB3,650.8 million in 2012 from RMB6,060.3 million in 2011, due primarily to the decrease in blended cost of goods sold taking into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

As a result of the foregoing, our gross profit was negative RMB325.5 million in 2012, compared to gross profit of negative RMB217.1 million in 2011. Our gross profit margin was negative 8.8% in 2012, compared to negative 3.4% in 2011, primarily because the decrease in the average selling price of our PV modules outpaced the decrease in the silicon-based raw materials.

Operating Expenses and Operating Profit (Loss)

Our operating expenses decreased by 2.8% to RMB855.1 million in 2012 from RMB879.4 million in 2011. Our operating expenses as a percentage of our total net revenues increased to 23.2% in 2012 from 13.7% in 2011.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 24.6% to RMB348.6 million in 2012 from RMB279.8 million in 2011, due primarily to the increase in shipping cost and expansion of our sales force. Selling expenses as a percentage of our total net revenues increased to 9.4% in 2012 from 4.4% in 2011.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for our administrative personnel. Our general and administrative expenses decreased by 18.3% to RMB278.0 million in 2012 from RMB340.4 million in 2011, due primarily to the decrease of stock option expenses and consulting service expenses. General and administrative expenses as a percentage of our total net revenues increased to 7.6% in 2012 from 5.2% in 2011.

Provision for doubtful debts and other receivables mainly relate to provision made for losses for account receivables and provision for losses in relation to advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. Our provision for doubtful debts and other receivables increased by 144.8% to RMB137.7 million from RMB56.2 million. The increase was primarily due to our dispute with Guo Hua to collect the remaining accounts receivable under the EPC contract.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 33.1% to RMB90.8 million in 2012 from RMB68.2 million in 2011. The increase was primarily because we expanded our research and development team and conducted additional research and development activities. Research and development expenses as a percentage of our total net revenues increased to 2.5% in 2012 from 1.1% in 2011.

As a result of the foregoing, our operating loss was RMB1,180.6 million in 2012, compared to an operating loss of RMB1,096.4 million in 2011. Our operating profit margin decreased to negative 32.1% in 2012 from negative 17.1% in 2011.

Interest Expense, Exchange Losses, Other Income, Changes in Fair Value of Derivative Contracts and Changes in Fair Value of Conversion Feature of Convertible Bonds

We generated interest income of RMB15.8 million and incurred interest expense of RMB299.5 million in 2012, compared to interest income of RMB11.8 million and interest expense of RMB171.1 million in 2011. The increase in interest expense was due primarily to an increase in the amount of interest-bearing bank borrowings.

We incurred exchange gain of RMB8.9 million in 2012, compared to exchange losses of RMB4.0 million in 2011, primarily due to the fluctuation of the U.S. dollar and Euro against the Renminbi.

Our other income increased to RMB9.3 million in 2012 from RMB5.1 million in 2011 due primarily to compensation from insurance. Our other expenses increased to RMB18.4 million in 2012 from RMB14.1 million in 2011, due primarily to an increase in bank charges.

We recorded RMB5.3 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative, commodity and interest rate swap contracts in 2012.

We recorded RMB5.7 million in changes in fair value of convertible feature of our convertible bonds in 2012, due primarily to the changes in the ADS price.

Income Tax Expense

Our income tax expense was RMB15.3 million in 2012, compared to an income tax benefit of RMB144.9 million in 2011, due primarily to the provision of valuation allowance of deferred tax assets.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of RMB1,562.9 million in 2012, compared to a net loss of RMB930.1 million in 2011. Our net profit margin decreased to negative 42.5% in 2012 from negative 14.5% in 2011.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

B. Liquidity and Capital Resources

We are a holding company, and conduct substantially all of our business through SolarOne Qidong, our wholly owned PRC operating subsidiary. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2013, a total of RMB3,401.4 million (US$561.9 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash provided by (used in) operating activities	255,494	(1,052,213)	386,718	63,882
Net cash used in investing activities	(2,437,924)	(534,517)	(421,350)	(69,602)
Net cash provided by financing activities	2,528,208	286,651	607,637	100,374
Net increase (decrease) in cash and cash equivalents	345,778	(1,300,079)	573,005	94,654

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

Our net cash provided by operating activities was RMB386.7 million (US$63.9 million) in 2013, which was derived from net loss of RMB874.1 million, adjusted to reflect a net increase relating to non-cash items and a net increase relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation and amortization of RMB436.1 million (US$72.0 million), a deferred tax expense of RMB254.1 million (US$42.0 million), write-down of inventories of RMB113.2 million (US$18.7 million) and the amortization of convertible bonds discount of RMB95.7 million (US$15.8 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net increase of RMB337.8 million, were primarily comprised of:

•	an increase of RMB180.2 million (US$29.8 million) in notes payable and an increase in amount due to related parties of RMB103.2 million (US$17.1 million) due primarily to the increased purchase to meet the demand of gradually recovered solar market; and

•	a decrease of RMB68.4 million (US$11.3 million) in other current assets due primarily to less tax recoverable and less unbilled project revenue under percentage-of-completion method.

Our net cash used in operating activities was RMB1,052.2 million in 2012, which was derived from net loss of RMB1,562.9 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in write-down of inventories of RMB326.1 million, depreciation and amortization of RMB373.2 million, provision for doubtful collection of advances to supplier of RMB170.0 million, amortization of convertible bonds discount of RMB88.5 million and provision for doubtful collection of accounts receivable of RMB87.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB781.3 million, were primarily comprised of:

•	an increase of RMB508.3 million in accounts receivable and an increase in amount due from related parties of RMB195.1 million, due primarily to greater sales near the end of the year;

•	an increase of RMB480.7 million in inventories primarily as a result of increased finished goods due primarily to a decrease in sales; and

•	a decrease in advance to suppliers and long-term prepayments of RMB159.3 million, primarily due to the decrease in silicon material price and smaller advances required by suppliers.

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

Cash Flows from Investing Activities

Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets.

Our net cash used in investing activities was RMB421.4 million (US$69.6 million) in 2013, primarily consisting of RMB426.3 million (US$70.4 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB534.5 million in 2012, primarily consisting of RMB598.0 million of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

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

Our net cash provided by financing activities was RMB607.6 million (US$100.4 million) in 2013. This was mainly attributable to proceeds from short-term borrowings of RMB2,152.7 million (US$355.6 million) and proceeds from long-term borrowings of RMB618.0 million (US$102.1 million), partially offset by payment of short-term borrowings of RMB2,209.5 million (US$365.0 million).

Our net cash provided by financing activities was RMB286.7 million in 2012. This was mainly attributable to proceeds from short-term borrowings of RMB2,661.2 million and proceeds from long-term borrowings of RMB1,369.4 million, partially offset by payment of short-term borrowings of RMB3,263.1 million.

Our net cash provided by financing activities was RMB2,528.2 million in 2011. This was mainly attributable to proceeds from short-term borrowings of RMB3,322.5 million and proceeds from long-term borrowings of RMB1,595.0 million, partially offset by payment of short-term borrowings of RMB1,877.1 million.

Capital Resources and Capital Expenditures

We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and proceeds from our initial public offering, the convertible bond offering in January 2008, the continuous ADS offerings from July 2008 to August 2008 and from September 2009 to November 2009 and the ADS offering in November 2010. We believe our working capital is sufficient for our present requirements.

As of December 31, 2013, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB1,105.6 million (US$182.6 million). Our short-term bank borrowings bore average interest rates of 4.93%, 4.20% and 3.49% per annum in 2011, 2012 and 2013, respectively. These short-term bank borrowings have terms of one month to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership. As of December 31, 2013, the aggregate outstanding balance of the current portion of our long-term bank borrowings, which is due for repayment from January 1, 2014 to December 31, 2014, was RMB234.1 million (US$38.7 million) and the aggregate outstanding balance of the noncurrent portion of our long-term bank borrowings, which will be due after one year, but before three years, was RMB2,446.1 million (US$404.1 million). Our long-term bank borrowings outstanding as of December 31, 2013 bore an average interest rate of 3.54% per annum. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources.

We have been buying back our convertible bonds from time to time since January 1, 2012 and may continue to do so in the future, subject to market conditions and other factors. In 2012, we repurchased our 2018 convertible bonds in a total principal amount of US$71.9 million. As of December 31, 2013, we had US$100.6 million principal amount of 2018 convertible bonds outstanding. The holders of the 2018 convertible bonds have the right to require us to repurchase all or a portion of the bonds on January 15, 2015 at a repurchase price equal to 100% of the principal amount of the bonds to be repurchased, plus accrued and unpaid interest, if any.

As of December 31, 2013, we had cash and cash equivalents in the amount of RMB1,249.5 million (US$206.4 million). Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. Our advance to suppliers and long-term prepayments in total was RMB680.2 million, RMB350.9 million and RMB314.1 million (US$51.9 million) as of December 31, 2011, 2012 and 2013, respectively. Our fixed assets were RMB4,716.0 million, RMB4,780.0 million and RMB4,482.7 million (US$740.5 million) as of December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, we had commitments of approximately RMB4.1 million (US$0.8 million) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within 2014.

Our capital expenditures were RMB2,437.9 million, RMB534.5 million and RMB421.4 million (US$69.6 million) in 2011, 2012 and 2013, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. Based on the current market conditions, we expect to incur capital expenditures of approximately US$80.0 million in 2014, which will be used primarily to pay for automation of existing manufacturing lines. However, we will actively review our capacity expansion plan on a regular basis as the business environment evolves.

In January 2013, Hanwha SolarOne Hong Kong Limited entered into a subscription agreement with Samsung Securities (Asia) Ltd. and Kookmin Bank Hong Kong Ltd. to issue outside the United States US$100 million in floating rate notes due 2016 guaranteed by Hanwha Chemical Corporation. On June 27, 2013, SolarOne Qidong, secured a three-year US$100 million term loan facility from the Export-Import Bank of Korea (KEXIM) with a floating interest rate of three-month LIBOR, plus 1.99% per annum for working capital purposes, all of which was drawn down on June 27, 2013. We plan to fund the balance of our capital expenditure requirements for 2013 with cash from operations, additional bank borrowings, and other forms of financing, if necessary. In December 2013, we entered into a framework agreement with the Bank of Beijing for access of up to RMB3.5 billion of credit over the a three-year period, with specific drawdowns subject to the approval procedures of the Bank of Beijing, including reviews of the specific applicable project information.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. We will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We will adopt ASU 2013-11 beginning January 1, 2014 and does not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. We have successfully applied shallow emitters and metal contacting pastes optimized for shallow emitters to our production lines, and we have implemented novel metallization patterns that reduce silver usage. We have successfully tested advanced texturing and rear passivation technologies in our pilot line and are evaluating the cost effectiveness of commercializing these technologies. We have demonstrated good-quality cells using low-cost poly silicon mixtures. We have designed, built and tested new module product designs that increase module sunlight-to-electricity conversion efficiency, decrease systems installation costs, increase module tolerance of non-uniform illumination, and facilitate new applications, such as low-cost frameless laminate installation and building-integrated installation. In 2011, 2012 and 2013, our research and development expenses were RMB68.2 million, RMB90.8 million and RMB92.3 million (US$15.2 million), respectively.

Our research and development department works closely with our manufacturing department to lower production costs by improving our production efficiency. In April 2007, we established the SolarOne PV

Engineering Center. The SolarOne PV Engineering Center is located near our manufacturing facilities in Qidong, Jiangsu Province, and equipped with a pilot production line and various characterization tools. The center focuses on improving cell conversion efficiency and expanding the application of solar cells. We are also working together with universities and research institutes to develop new technology and products.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB thousands)
Operating lease obligations	5,014	2,759	2,255	—	—
Long-term debt obligations(1)	4,105,295	312,640	3,792,655	—	—
Commitments relating to the acquisition of fixed assets	4,098	4,098	—	—	—
Unrecognized tax benefit	143,473	143,473	—	—	—
Total

(1)	The long-term debt obligations represent the principals and interests of (i) long-term bank borrowings, (ii) convertible bonds and (iii) long-term notes. Please see “Bank Borrowings” under Note 11, “Long-Term Notes” under Note 17 and “Convertible Bonds” under Note 22 to our audited consolidated financial statements.

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

This annual report on Form 20-F also contains data related to the PV market worldwide and in China taken from third-party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Ki-Joon Hong	64	Chairman and Chief Executive Officer
Min Su Kim	49	Director and President
Thomas J. Toy	59	Independent Director
Ernst A. Bütler	70	Independent Director
David N. K. Wang	68	Independent Director
Jung Pyo Seo	48	Chief Financial Officer

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

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our audit committee and corporate governance and nominating committee and as a member of our compensation committee. His other current positions include director of several privately held companies. Mr. Toy is co founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, is a venture partner/advisor for ICCP Ventures, a venture capital firm, and a general partner of Startup Capital Ventures. Formerly, he was a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon and a partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee and as a member of our corporate governance and nominating committee. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zürich since 2005. His other current positions include chairman of the board of AA-Partners, Zurich, and chairman of the board of Asset Finance Partners Ltd., Zurich, member of the advisory board of XBiotech Inc., Austin/Texas/USA, member of the board of XBiotech Switzerland AG, Zug, XBiotech Germany GmbH, Frankfurt, ImmNeuweg AG, Dubendorf, ImmForch AG, Forch, Switzerland and Lhotse Capital Advisors Limited, Hamilton/Bermuda. From 1999 to 2005, he was a partner of Partners Group in Zug, the largest independent Asset Manager of Private Equity in Europe. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignments being Managing Director and co-head of Corporate and Investment Banking Switzerland and Global Head of Multinational Division. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, the INSEAD, Fontainebleau, Paris, and at the Massachusetts Institute of Technology, Boston, USA.

Dr. David N.K. Wang has served as our independent director since April 2009. He also serves as a member of our audit committee, compensation committee and corporate governance and nominating committee. Dr. Wang is currently the chairman of the board of Ether Optronics Inc. and was the president and chief executive officer of Semiconductor Manufacturing International Corporation (SMIC) and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China from 2009 to 2011. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States.

He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Huahong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.

Non-Director Executive Officers

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

B. Compensation

Compensation

In 2011, 2012 and 2013, we paid aggregate cash compensation of RMB3.0 million, RMB9.2 million and RMB6.1 million (US$1.0 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “—2006 Share Option Plan” and “—2007 Equity Incentive Plan.”

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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of the date of this annual report.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
		(US$/share)
Ki-Joon Hong	—	—	—	—
Min Su Kim	—	—	—	—
Thomas J. Toy	120,000	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.8	November 30, 2006	November 30, 2016
David N.K. Wang	—	—	—	—
Jung Pyo Seo	—	—	—	—
Other individuals as a group	246,400	1.8	November 30, 2006	November 30, 2016
	150,000	2.02	August 16, 2007	November 30, 2016
	100,000	2.58	October 26, 2007	November 30, 2016
	50,000	2.73	November 1, 2007	November 30, 2016
	100,000	5.31	December 13, 2007	November 30, 2016
	146,250	2.15	March 6, 2008	November 30, 2016
Total	1,092,650

—	No outstanding share option was held by such person.

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

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of the date of this annual report.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		(US$/share)
Ki-Joon Hong	—	—	—	—
Min Su Kim	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—	—
David N.K. Wang	300,000	0.88	April 2, 2009	April 2, 2019
Jung Pyo Seo	—	—	—	—
Other individuals as a group	20,000	4.376	May 28, 2008	May 28, 2018
	20,000	2.42	September 26, 2008	September 26, 2018
	511,300	1.344	October 16, 2008	October 16, 2018
	5,000	1.344	March 17, 2009	March 17, 2019
	121,500	1.188	September 11, 2009	September 11, 2019
	373,800	1.372	December 3, 2009	December 3, 2019
	150,000	1.08	December 28, 2009	December 28, 2019
	50,000	1.496	June 28, 2010	June 28, 2010
Total	1,551,600

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of the date of this annual report.

Name	Ordinary Shares Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date
Ki-Joon Hong	—	—	—
Min Su Kim	—	—	—
Thomas J. Toy	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
Verena Maria Bütler (wife of Ernst A. Bütler)	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
David N.K. Wang	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
Jung Pyo Seo	—	—	—
Other individuals as a group	110,000	February 28, 2011	February 28, 2021
	225,000	May 31, 2011	May 31, 2021
	112,500	July 28, 2011	July 28, 2021
	412,500	November 29, 2011	November 29, 2021
	225,000	April 30, 2012	April 30, 2022
	112,500	June 28, 2012	June 28, 2022
	25,000	May 28, 2013	May 28, 2023
Total	1,897,500

—	No restricted stock units have been granted to such person.

C. Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Mr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules.

All of the members of our audit committee all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Ernst A. Bütler, Mr. Thomas J. Toy and Mr. David N.K. Wang, and is chaired by Mr. Ernst A. Bütler. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Thomas J. Toy, Mr. Ernst A. Bütler, Mr. David N.K. Wang and Mr. Minsu Kim, and is chaired by Mr. Thomas J. Toy.

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

Terms of Directors and Executive Officers

Our directors hold office until the expiration of the term of their election or until such time as they resign, which may take place from time to time, or they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

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

D. Employees

The following table sets forth the number of our full-time employees by function as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
Manufacturing and engineering	7,691	4,839	5,904
General and administration	351	300	353
Quality control	921	630	277
Research and development	165	104	102
Purchasing and logistics	377	271	260
Marketing and sales	119	108	109

Total	9,624	6,252	7,005

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in 2011, 2012 and 2013 was RMB84.5 million, RMB79.5 million and RMB84.5 million (US$14.0 million), respectively.

We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2013, there were outstanding options to purchase 1,572,650 ordinary shares under our 2006 share option plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2013, there were outstanding options to purchase 1,816,038 ordinary shares under our 2007 share option plan.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for two years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 29, 2013, SolarOne Qidong signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of SolarOne Qidong who are PRC citizens and is effective from March 29, 2013 to March 28, 2016.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Ki-Joon Hong	—	—
Min Su Kim	—	—
Thomas J. Toy	106,250	0.02%
Verena Maria Bütler (wife of Ernst A. Bütler)	479,990	0.10%
David N.K. Wang	425,000	0.09%
Jung Pyo Seo	—	—
All Directors and Executive Officers as a Group(3)	—	—
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	209,249,448	45.77%

—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

Notes:

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of March 20, 2014. Percentage of beneficial ownership of each listed person is based on 457,172,907 ordinary shares outstanding as of March 20, 2014, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F. This number excludes: (i) the remaining 4,014,075 ADSs which were issued to facilitate our convertible bond offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 161,471 ADSs which have been reserved by our company as of March 20, 2014 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares would be 498,112,985 if those numbers mentioned above are to be included.
(3)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report on Form 20-F.
(4)	Held 202,844,393 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 1,281,011 ADSs as of March 20, 2014. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical, under which Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to approximately US$78.2 million. At the same time, Hanwha Solar completed the acquisition from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar at par value of US$0.0001 per ordinary share. As a result of these transactions, as of December 31, 2013 Hanwha Solar owned an approximately 48.6% equity interest in our company, including both ordinary shares and ADSs.

As of March 20, 2014, approximately 58.3% of our outstanding ordinary shares, represented by approximately 55,015,250 ADSs, were held by 43 record holders in the United States.

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

Registration Rights

Pursuant to the registration rights agreement entered into in connection with the private placement transaction with Hanwha Solar in September 2010, we granted to Hanwha Solar certain registration rights, which primarily include:

•	Demand Registrations. Upon request of Hanwha Solar to effect any registration with respect to the registrable securities it held then outstanding having an anticipated aggregate offering price of at least US$15 million, we shall effect registration with respect to such registrable securities on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided that we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. Hanwha Solar and its permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•	Registrations on Form F-3. We have granted Hanwha Solar and its permitted transferees the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States), for a public offering of registrable securities with a reasonably anticipated aggregate price to the public not less than US$10 million, to the extent we are eligible to use such form to offer securities.

Equity Incentive Plan

See “Item 6.B. Compensation—2006 Share Option Plan” and “Item 6.B. Compensation—2007 Equity Incentive Plan.”

Material Transactions with Certain Shareholders and Affiliated Companies

•	From September 13, 2010 to July 12, 2011, SolarOne Qidong entered into several purchase orders with Hanwha Chemical, the holding company of Hanwha Solar, to purchase multicrystalline PV cells from Hanwha Chemical for a total amount of US$12.7 million.

•	On February 11, 2011, SolarOne Qidong entered into a consulting service agreement with Hanwha S&C Co., Ltd., or Hanwha S&C, a company affiliated with Hanwha Solar, under which Hanwha S&C Co., Ltd. provided various consulting services related to information strategic planning from January 10, 2011 to April 8, 2011 for RMB1.5 million.

•	From January 18, 2011 to November 22, 2011, SolarOne Qidong entered into several purchase agreements with Hanwha L&C to purchase EVA sheets from Hanwha L&C for a total amount of US$11.6 million.

•	On May 17, 2011, SolarOne Qidong entered into a purchase agreement with Hanwha TechM Co., Ltd., or Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase an auto module system layout from Hanwha TechM for US$4.8 million.

•	On May 19, 2011, June 21, 2011 and February 14, 2012, Hanwha Corporation, the holding company of Hanwha Solar, entered into three purchase orders with Hanwha SolarOne to purchase PV products from Hanwha SolarOne for a total amount of US$0.1 million and EUR3.0 million.

•	From May 26, 2011 to April 11, 2012, Hanwha Corporation entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$32.1 million and EUR1.9 million.

•	On June 10, 2011, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, under which SolarOne Qidong agreed to purchase a multi-wire saw from Hanwha TechM for US$0.8 million.

•	From July 12, 2011 to December 22, 2012, Hanwha Corporation entered into several purchase orders with SolarOne Qidong to purchase PV products from SolarOne Qidong for a total amount of US$81.8 million and EUR1.6 million.

•	On July 15, 2011, SolarOne Qidong entered into an SAP software end-user license agreement with Hanwha S&C, under which SolarOne Qidong agreed to purchase SAP software licenses from Hanwha S&C for US$0.7 million.

•	On July 20 and September 29, 2011, SolarOne Qidong entered into two catering service management agreements with Foodist Food Culture (Shanghai) Co., Ltd., a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to engage Foodist Food Culture (Shanghai) Co., Ltd. to provide catering services for two cafeterias of SolarOne Qidong from August 1, 2011 to July 31, 2012 and from September 30, 2011 to September 30, 2013, respectively.

•	On September 28, 2011, we entered into an agreement with Hanwha S&C, under which Hanwha SolarOne agreed to engage Hanwha S&C to build an e-approval system and a linkage system between the SAP Enterprise Resource Planning, or ERP, and gateway for US$0.1 million.

•	On November 2, 2011, SolarOne Qidong entered into a consulting service agreement with Hanwha S&C, under which SolarOne Qidong agreed to engage Hanwha S&C to provide various consulting services related to ERP and information technology from October 1, 2011 to February 28, 2012 for US$0.1 million.

•	On March 7, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha L&C, under which SolarOne Qidong agreed to purchase EUA sheets from Hanwha L&C from January 1, 2012 to December 31, 2012 at a unit price of US$2.2.

•	On April 13, 2012, Hanwha Europe entered into a purchase order with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for EUR2.6 million.

•	On April 4 and April 5, 2012, Hanwha International LLC, a company affiliated with Hanwha SolarOne, entered into five purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$0.9 million.

•	On March 5 and July 10, 2012, Hanwha Q.Cells. GmbH entered into two purchase agreement with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for US$27.5 million.

•	On May 1, 2012, SolarOne Hong Kong entered into a business acquisition agreement with Hanwha Resources Australia Pty Ltd. to acquire Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia for AUD16,732.1.

•	From May 29, 2012 to October 31, 2012, Hanwha Corporation entered into several purchase orders with SolarOne Hong Kong to purchase PV modules from SolarOne Hong Kong for a total amount of US$6.0 million and EUR0.4 million.

•	From May 11, 2012 to March 1, 2013, Hanwha Europe entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of EUR22.6 million.

•	From March 21, 2012 to May 15, 2012, Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd., a company affiliated with Hanwha Solar, entered into several purchase orders with SolarOne Qidong to purchase PV products from SolarOne Qidong for a total amount of US$27.7 million.

•	From June 27, 2012 to July 4, 2012, Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd., a company affiliated with Hanwha Solar, entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$6.5 million.

•	From May 11, 2012 to April 15, 2013, Hanwha Q CELLS Korea Corp, formerly known as Hanwha SolarEnergy Co., Ltd., a company affiliated with Hanwha Solar, entered into several purchase orders with SolarOne Qidong to purchase PV products from Solar R&D for a total amount of US$32.3 million.

•	From May 10, 2012 to March 12, 2013, Hanwha Japan Co., Ltd. entered into several purchase orders with SolarOne Hong Kong to purchase PV products from SolarOne Hong Kong for a total amount of US$70.3 million and JPY866.4 million.

•	On June 7, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase a module line from Hanwha TechM for US$570,000.

•	From June 14, 2012 to January 29, 2013, Hanwha International LLC, a company affiliated with Hanwha SolarOne, entered into several purchase orders with SolarOne U.S.A. to purchase PV products from SolarOne U.S.A. for a total amount of US$12.1 million.

•	From June 22, 2012 to July 20, 2012, Komodo Enterprises Inc., a company affiliated with Hanwha Corporation, entered into several purchase orders with SolarOne U.S.A. to purchase PV products from SolarOne U.S.A. for a total amount of US$1.0 million.

•	On August 22, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase a module automation and packing system from Hanwha TechM for US$3.25 million.

•	On September 21, 2012, SolarOne U.S.A. entered into a 3PL Service Agreement with Hanwha International LLC, a company affiliated with Hanwha SolarOne and KCC Transport Systems, Inc., an independent third party, to purchase logistics services, including customs clearance and warehousing.

•	On December 5, 2012, SolarOne Qidong entered into a purchase agreement with Hanwha TechM, a company affiliated with Hanwha Solar, under which SolarOne Qidong agreed to purchase an automatic spraying equipment from Hanwha TechM for US$95,000.

•	On June 12, 2013, Hanwha Chemical Corporation, a company affiliated with Hanwha Solar, provided a letter of guarantee to the Export-Import Bank of Korea (KEXIM) to irrevocably and unconditionally guarantee the payment to KEXIM by SolarOne Qidong under a loan agreement dated June 12, 2013 for a three-year US$100 million term loan facility.

•	On July 1, 2013, Hanwha Solar Canada Inc. entered into a sales agreement with Hanwha QCells Canada Inc., a company affiliated with Hanwha Solar, under which Hanwha QCells Canada Inc. agreed to purchase PV modules from Hanwha Solar Canada Inc. for a total amount of CAD37.5 million.

•	On September 10, 2013, SolarOne Qidong entered into a 2013 annual purchase contract with Hanwha L&C Co., Ltd, a company affiliated with Hanwha Solar, under which SolarOne Qidong purchased EVA sheets from Hanwha L&C Co., Ltd for US$16.4 million.

•	On September 12, 2013, Hanwha Solar Canada Inc. entered into an intercompany loan agreement with Hanwha International LLC, a company affiliated with Hanwha Solar, under which Hanwha International LLC provided a six-month US$10 million loan to Hanwha Solar Canada Inc. with accrued interest of 6% per annum on any unpaid balance.

•	On November 12, 2013, we amended the shareholder agreement dated as of September 16, 2010, by and among the Company and Hanwha Solar, and the share issuance and repurchase agreement, dated September 16, 2010, by and among the Company and Hanwha Solar to (i) eliminate certain restrictions that limited Hanwha Solar’s ability to increase its ownership in our Company above 49.9%, (ii) remove the requirement that the board be comprised of seven directors and (iii) allow Hanwha Solar to nominate directors to the board according to a formula based on its share ownership in our Company; however, the number of directors that Hanwha Solar may nominate will in any event be less than a majority of the board.

•	On January 3, 2014, Hanwha SolarOne provided a guarantee letter to Marubeni Corporation, under which Hanwha SolarOne guarantee the full and timely performance and observance by Hanwha Q CELLS Japan Co., Ltd. of all the terms and conditions under a sales and purchase contract dated October 1, 2012 between Hanwha Q CELLS Japan Co., Ltd. and Marubeni Corporation.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Export Sales

Our export sales in 2011, 2012 and 2013 were RMB5,817.2 million, RMB3,295.9 million and RMB4,185.8 million (US$691.4 million), respectively, and accounted for 90.7%, 89.6% and 88.6% of our net revenues, respectively.

Legal and Administrative Proceedings

Most of the multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Due to doubtful recovery of advances to suppliers, we recorded a provision of RMB15.6 million (US$2.6 million) in 2013 to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. On June 8, 2009, LDK, one of our suppliers of silicon, submitted an arbitration request to the Shanghai Arbitration Commission, alleging that we had failed to perform under the terms of a long-term supply agreement, seeking to enforce our performance and claiming for monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. On July 9, 2009, we submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104.5 million that we made under the contract, plus compensation of RMB35 million from

LDK for estimated losses incurred by us as a result of the stoppage of deliveries under the framework supply agreement and legal fees of RMB4 million. On March 23, 2012, a hearing was held by the Shanghai Arbitration Commission, and all the requests filed by LDK were dismissed. LDK was also required to refund the deposit amounting to RMB104.5 million to us within 30 days from the date of the hearing. The requests filed by us for compensation of RMB35 million and legal fees of RMB4 million were dismissed. On April 26, 2012, LDK submitted a separate and new arbitration request to the Shanghai Arbitration Commission updating its arbitration claim to seek damages of RMB446 million plus legal cost for our alleged failure to perform the aforesaid multi-year framework supply agreement. In December, 2013, we reached a settlement agreement with LDK, which was recognized by the Shanghai Arbitration Commission and became effective in January 2014. According to the settlement agreement, LDK agrees to withdraw their arbitration claim in the amount of RMB446 million and refrain from bringing any future claims based on that long-term supply agreement, and in return, we agree to waive the right to seek enforcement of the arbitral award in the amount of RMB104.5 million. See “Item 3.D. Risk Factors Risks Related to Our Company and Our Industry—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our management personnel.”

On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc., or Hoku collectively, one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku has never made any delivery of polysilicon, and has also failed to return a US$49 million prepayment to us. We demanded Hoku to return the prepayment and have vigorously pursued our claims against Hoku and based on the underlying facts. Hoku Corporation and Hoku Materials, Inc. each filed a Chapter 7 Petition in the Bankruptcy Court of Pocatello, Idaho on July 2, 2013. We continued to pursue recovery of the prepayment after that. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered, which could in turn have a material adverse effect on our liquidity.”

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our operating margins. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC, to pay a total amount of RMB92 million including, among others, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of RMB187 million for breach of contract. As of the date of this annual report, we have been pursuing our claim and defending against Guo Hua’s counterclaim. Based on the facts of the case and our discussion with our external counsels, we believe the contract termination claim of Guo Hua is unlikely to be supported by the Guangzhou Arbitration Commission and our liability for damages, if any, would likely be limited and substantially lower than the claim made by Guo Hua in the arbitration. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—We depend on a limited number of customers and countries for a high percentage of our revenues and the loss of, a significant reduction in orders from, or failure to collect payments from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our operating margins.”

As a result of a petition filed on October 9, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, the Department of Commerce, or the DOC, published an Antidumping Duty Order, or an AD Order, and a Countervailing Duty Order, or a CVD Order, on solar panels imported from China on December 7, 2012. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%. Actual AD and CVD ultimately due will be determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month of the publication of the AD and CVD Orders, and covers the preceding one-year period. SolarOne Qidong is undertaking efforts to protect itself against the potential increases of AD and CVD in these reviews. SolarOne Qidong is monitoring the challenge to the final determination of material injury made by the USITC, which seeks on behalf of the Chinese industry to overturn this decision. There is no assurance that the challenge will succeed in overturning the final rulings of the DOC and the USITC or that the AD and CVD will be eliminated and the duty deposit rates will be reduced. The imposition of the AD and CVD and any increase in the rate of AD or CVD or their respective deposit ratios will significantly increase the price of our products, negatively affect our sales in the U.S. and adversely affect our results of operations.

In addition, on December 31, 2013, SolarWorld Industries America, Inc. filed new AD cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, as well as (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014. On February 24, 2014, the USITC issued a preliminary determination that there is a reasonable indication that imports of these products had caused material injury to the U.S. industry.

As a result of this determination, the USDOC will conduct full-scale investigations of the Chinese companies to determine whether AD and CVD should be imposed on these additional CSPV products. The USDOC preliminary determination in the AD investigation is due by June 9, 2014, with a possible and likely extension until July 29, 2014. The USDOC preliminary determination in the CVD investigation is due by June 2, 2014.

SolarOne Qidong and SolarOne HK have entered an appearance in these new AD and CVD investigations and are actively engaged in defending their interests, which will necessarily be dependent on the results applied to the largest Chinese exporters involved in these investigations. The average of their results will likely be the rates that will apply to SolarOne Qidong and SolarOne HK. See “Item 3.D. Risk Factors Risks Related to Our Company and Our Industry—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement has been reached pursuant to which Chinese manufacturers, including us, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and we have been allocated a portion of the quota. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. See “Item 3.D. Risk Factors—Risks Related to Our Company and Our Industry—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

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

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Islands Companies Law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B. Significant Changes

There have been no significant changes since December 31, 2013, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

The ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HSOL.”

In 2013, the trading price of the ADSs on the Nasdaq Global Market ranged from US$0.86 to US$5.70 per ADS.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Market for the periods indicated.

	Sales Price
	High	Low
Annually High and Low
2009	8.95	2.27
2010	13.48	5.61
2011	9.78	0.91
2012	2.51	0.77
2013	5.70	0.86
Quarterly High and Low
First Quarter 2012	2.51	1.00
Second Quarter 2012	1.37	0.81
Third Quarter 2012	1.35	0.94
Fourth Quarter 2012	1.13	0.77
First Quarter 2013	1.53	0.86
Second Quarter 2013	2.20	0.86
Third Quarter 2013	4.78	2.12
Fourth Quarter 2013	5.70	2.31
First Quarter 2014
Monthly Highs and Lows
October 2013	5.70	3.98
November 2013	5.25	3.30
December 2013	3.60	2.31
January 2014	3.27	2.67
February 2014	3.01	2.60
March 2014	3.72	2.97
April 2014 (through April 11, 2014)	3.13	2.52

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 and are under the symbol “HSOL.”

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

Similarly, any gain realized on the transfer of ADSs or shares by non-PRC investors who are “non-resident enterprises,” is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a “resident enterprise”, it is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax.

If we are deemed by the PRC tax authorities as a “resident enterprise” and declare dividends, under the existing Implementation Regulations of the EIT, dividends paid by us to our ultimate shareholders, which are “non- resident enterprises” and do not have an establishment or place of business in the PRC, or which have an establishment or place of business in the PRC but the relevant income is not effectively connected with that establishment or place of business, might be subject to PRC withholding tax at 10% or a lower treaty rate.

According to the IIT, PRC income tax at the rate of 20% is applicable to dividends payable to individual investors if such dividends are regarded as income derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by individual investors is also subject to PRC tax at 20% if such gain is regarded as income derived from sources within the PRC. If we are deemed by the PRC tax authorities as a “resident enterprise,” the dividends we pay to our individual investors with respect to our ordinary shares or ADSs, or the gain the individual investors may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax at 20% or a lower treaty rate. Under the current double taxation treaty between the PRC and the United States, for beneficial owners of shares who are tax-resident in the United States who qualify for the benefits of the treaty, and whose ownership of the shares is not attributable to a permanent establishment or fixed place of business in the PRC, the applicable treaty rate on dividends is 10% (the “Treaty Rate”).

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market their securities holdings;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

•	persons that actually or constructively own 10% or more of our voting stock.

This discussion also does not real with any state, local, or non-income tax consequences or any tax consequences related to the Medicare tax on net investment income.

YOU ARE URGED TO CONSULT YOUR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended, on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you generally will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive dividends) to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for one of certain income tax treaties with the United States, including the current income tax treaty between the United States and the PRC, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs are. Furthermore, in the event that we are deemed to be a PRC resident enterprise under the EIT (as described above under “Taxation—PRC Taxation”), we may be eligible for the benefits of the current income tax treaty between the United States and the PRC for the purpose of clause (1) above. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes and will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Subject to certain conditions and limitations, PRC withholding taxes on dividends at a rate not exceeding the Treaty Rate may be treated as foreign taxes eligible for credit against your U.S. federal income tax. You should consult your own tax advisors regarding the creditability of any PRC tax.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You generally would only be able to claim a foreign tax credit for any foreign taxes to the extent that you have foreign source income. However, as described above under “Taxation—PRC Taxation,” any gain from the disposition of an ADS or ordinary share may be subject to PRC tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to treat the gain from a disposition of an ADS or ordinary share as foreign source gain for foreign tax credit purposes. You should consult your own tax advisor regarding your eligibility for the benefits of the income tax treaty between the United States and the PRC and the creditability of any PRC tax.

Passive Foreign Investment Company Status

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2013, and we do not currently expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2014, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning our proportionate share of the assets and receiving our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment under the excess distribution regime described above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the Nasdaq Global Market, and we expect that they will continue to be regularly traded on the Nasdaq Global Market. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you generally will be required to file U.S. Internal Revenue Service Form on an annual basis as described in the instructions to Form 8621, subject to certain exceptions based on the value of PFIC stock held.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and any applicable filing requirements.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on U.S. Internal Revenue Service Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ADSs or ordinary shares) are required to report information relating to such assets, subject to certain exceptions. You should consult your tax advisor regarding the effect, if any, of these rules on your ownership and disposition of the ADSs or ordinary shares.

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

In 2013, we entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for our sales contracts denominated in a currency other than Renminbi. As of December 31, 2013, a notional amount of EUR15.0 million, US$112.9 million and JPY5,024.5 million was outstanding under these foreign currency derivative contracts. We may enter into additional forward contracts or enter into economic hedges in the future.

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

As of December 31, 2011, 2012 and 2013, we held equivalents of RMB537.5 million, RMB957.0 million and RMB744.7 million (US$123.0 million) in accounts receivable, respectively, of which RMB223.0 million, RMB130.6 million and RMB191.7 million (US$31.7 million) were denominated in U.S. dollars, respectively, and RMB194.3 million, RMB559.1 million and RMB190.7 million (US$31.5 million) were denominated in Euros, respectively.

Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2011, 2012 and 2013, our accounts receivable denominated in U.S. dollars would have been Renminbi equivalents of RMB200.7 million, RMB117.5 million and RMB172.5 million (US$28.5 million), respectively. These amounts represent net losses of RMB22.3 million, RMB13.1 million and RMB19.2 million (US$3.2 million), respectively, to our accounts receivable denominated in U.S. dollars.

Without taking into account of the effect of the use of hedging or other derivative financial instruments, if there were a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2011, 2012 and 2013, our accounts receivable denominated in Euro would have been Renminbi equivalents of RMB174.8 million, RMB503.2 million and RMB171.6 million (US$28.3 million), respectively. These amounts represent net losses of RMB19.5 million, RMB55.9 million and RMB19.1 million (US$3.2 million), respectively, to our accounts receivable denominated in Euro.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expense incurred in connection with our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2013, our total interest-bearing borrowings and notes were RMB4,395.5 million (US$726.1 million), of which RMB4,282.5 million (US$707.4 million) were denominated in U.S. dollars. In 2012, we entered into an interest rate swap agreement to manage risk with respect to our long-term borrowings with a floating rate. We estimate the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

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

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2013, we did not receive any reimbursement from the depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 60,000,000 ordinary shares, in the form of ADSs, at US$12.50 per ADS on December 26, 2006, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$150 million, of which we received net proceeds of US$135.9 million. The effective date of our registration statement on Form F-1 (File number: 333-139258) was December 19, 2006. Goldman Sachs (Asia) L.L.C. was the sole global coordinator and bookrunner for the global offering of the ADSs.

The net proceeds from our initial public offering have been used as follows:

•	approximately US$68.0 million to purchase or prepay for raw materials;

•	approximately US$40.0 million to expand our manufacturing capacity;

•	approximately US$17.9 million to acquire SolarOne Technology; and

•	approximately US$10.0 million to invest in our research and development activities.

On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the bonds into the ADSs. Concurrently with this convertible bond offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible bond offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-147627) was January 23, 2008. Morgan Stanley & Co. Incorporated was the sole bookrunning manager of this offering. We have from time to time been buying back our convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors.

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

From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million, of which we received net proceeds of US$21.8 million. The effective date of our registration statement on Form F-3 (File number: 333 152005) was July 16, 2008. Morgan Stanley & Co. Incorporated acted as manager for the sale. The net proceeds from this offering have been used for capital expenditures, working capital and partial repayment of our existing bank loans.

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

From November 2013 to January 2014, we issued and sold 6,716,966 ADSs with an aggregate sale price of US$21.5 million pursuant to a distribution agency agreement. The effective date of our registration statement on Form F-3 (File number: 333-192049) was November 13, 2013. Credit Suisse Securities (USA) LLC acted as the sales agent and principal under the distribution agency agreement. The net proceeds from this offering will be used for general corporate purposes.

As of December 31, 2013, our cash resources amounted to RMB1,249.5 million (US$206.4 million), comprising cash on hand and demand deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of internal control over financial reporting as of December 31, 2013, as stated in its report, which is included immediately below. Ernst & Young Hua Ming LLP has also audited our consolidated financial statements for the year ended December 31, 2013, as stated in its report which is included on page F-2 in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Hanwha SolarOne Co., Ltd.

We have audited Hanwha SolarOne Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hanwha SolarOne Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanwha SolarOne Co., Ltd. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 of Hanwha SolarOne Co., Ltd., and our report dated April 14, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 14, 2014

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	6,000,000	5,900,000	5,850,000	966,351
Tax fees(2)	102,650	1,070,000	180,000	29,734
All other fees(3)	—	—	1,200,000	198,226

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors. In 2011, 2012 and 2013, RMB6.0 million, RMB5.9 million and RMB5.9 million (US$1.0 million), respectively, are for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002.
(2)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice.
(3)	“All other fees” means the aggregate fees for services rendered in connection with our equity offerings.

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

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5605(e)(1)(B) requires that the Director nominees must either be selected, or recommended for the Board’s selection, either by: (A) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors. Nasdaq Marketplace Rule 5635 (b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company. Marketplace Rule 5635(d) requires shareholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer to follow its home country practice in lieu of the requirement under Nasdaq Marketplace Rules 5605(e)(1)(B), 5635(b) and 5635(d). Our home country practice does not impose similar requirements to Nasdaq Marketplace Rules 5605(e)(1)(B), 5635(b) and 5635(d).

Except as stated above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2012 and 2013

•	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2011, 2012 and 2013

•	Notes to the Consolidated Financial Statements

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011 (incorporated by reference to Exhibit 1.3 from our 20-F annual report, as amended, initially filed with the Commission on June 3, 2011)

2.1	Specimen Certificate for Ordinary Shares of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.2	Form of American Depositary Receipt of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

2.3	Form of Deposit Agreement Form of Deposit Agreement, among Solarfun Power Holdings Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006) 2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit Number	Description of Document

4.1	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333 147644), as amended, initially filed with the Commission on November 27, 2007)

4.2	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.3	Shareholders Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on November 9, 2010)

4.4	Amendment No. 1, dated November 12, 2013, to the Shareholder Agreement, dated as of September 16, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd. (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on November 14, 2013)

4.5	Share Purchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation, dated August 3, 2010 (incorporated by reference to Exhibit 99.1 from Form 6-K submitted with the Commission on November 9, 2010)

4.6	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 9, 2010)

4.7	Amendment No. 1, dated November 12, 2013, to the Share Issuance and Repurchase Agreement, dated as of September 16, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd. (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 14, 2013)

8.1*	Subsidiaries of Solarfun Power Holdings Co., Ltd.

11.1	Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101*	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2013 and 2012; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I—Condensed Financial Information Of Registrant.

Note:

*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA SOLARONE CO., LTD.

/s/ Ki-Joon Hong
Name:	Ki-Joon Hong
Title:	Chairman and Chief Executive Officer

Date: April 14, 2014

HANWHA SOLARONE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Hanwha SolarOne Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hanwha SolarOne Co., Ltd. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanwha SolarOne Co., Ltd. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated April 14, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 14, 2014

HANWHA SOLARONE CO., LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2012	2013	2013
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		676,476	1,249,481	206,400
Restricted cash		150,462	163,948	27,082
Accounts receivable – net	3	956,969	744,739	123,022
Notes receivable	3	2,681	10,780	1,781
Inventories	4	838,727	752,291	124,270
Advance to suppliers – net	5	166,838	182,129	30,086
Derivative contracts	16	—	26,632	4,399
Deferred tax assets – net	24	150,297	—	—
Amount due from related parties – net	25	420,610	530,732	87,669
Other current assets – net	6	356,784	301,561	49,812

Total current assets		3,719,844	3,962,293	654,521

Non-current assets:
Long-term prepayments	5	184,065	132,011	21,807
Fixed assets – net	7	4,779,873	4,482,656	740,482
Land use rights – net	8	335,047	272,444	45,005
Deferred tax assets – net	24	107,304	2,946	487
Long-term deferred expenses	10	25,200	9,594	1,585

Total non-current assets		5,431,489	4,899,651	809,366

Total assets		9,151,333	8,861,944	1,463,887

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	11	1,162,372	1,105,575	182,628
Long-term bank borrowings, current portion	11	467,204	234,121	38,674
Accounts payable		1,061,723	695,530	114,893
Notes payable	15	314,517	494,462	81,679
Accrued expenses and other liabilities	12	400,537	388,747	64,216
Customer deposits	14	36,314	47,763	7,890
Unrecognized tax benefit	24	143,473	143,473	23,700
Derivative contracts	16	17,311	6,513	1,076
Amount due to related parties	25	72,045	255,033	42,128

Total current liabilities		3,675,496	3,371,217	556,884

Non-current liabilities:
Long-term bank borrowings	11	2,285,106	2,446,076	404,063
Long-term notes	17	—	609,690	100,714
Long-term payables	23	50,000	50,000	8,259
Deferred tax liabilities	24	24,798	24,209	3,999
Convertible bonds	22	368,590	470,357	77,697

Total non-current liabilities		2,728,494	3,600,332	594,732

Total liabilities		6,403,990	6,971,549	1,151,616

Commitments and contingencies	28

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 shares issued and outstanding at December 31, 2012 and 2013)	21	24	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and 1,000,000,000 shares authorized; 423,395,432 shares and 431,525,432 shares issued and outstanding at December 31, 2012 and 2013, respectively)		316	321	53
Additional paid-in capital		4,004,199	4,022,147	664,411
Statutory reserves	33	174,456	174,456	28,818
Accumulated deficit		(1,430,433)	(2,304,523)	(380,680)
Accumulated other comprehensive loss	19	(1,219)	(2,030)	(335)

Total shareholders’ equity		2,747,319	1,890,371	312,267

Total liabilities, redeemable ordinary shares and shareholders’ equity		9,151,333	8,861,944	1,463,887

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the year ended December 31,
	Note	2011	2012	2013	2013
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenues:
Third parties		5,832,628	2,639,453	2,782,772	459,681
Related parties	25	583,857	1,038,927	1,942,920	320,948

Total net revenues	29	6,416,485	3,678,380	4,725,692	780,629

Cost of revenues		(6,633,542)	(4,003,885)	(4,390,718)	(725,295)

Gross (loss) profit		(217,057)	(325,505)	334,974	55,334

Operating expenses:
Selling expenses		(279,788)	(348,568)	(325,422)	(53,756)
General and administrative expenses		(340,405)	(278,033)	(295,482)	(48,811)
Provision for doubtful accounts receivable and other receivable		(56,234)	(137,674)	(28,562)	(4,718)
Research and development expenses		(68,217)	(90,820)	(92,256)	(15,240)
Impairment of goodwill	9	(134,735)	—	—	—

Total operating expenses		(879,379)	(855,095)	(741,722)	(122,525)

Operating loss		(1,096,436)	(1,180,600)	(406,748)	(67,191)

Interest expense		(171,059)	(299,515)	(323,820)	(53,491)
Interest income		11,763	15,841	21,212	3,504
Exchange (losses) gains		(3,965)	8,875	43,687	7,217
Changes in fair value of derivative contracts	16	(70,778)	5,326	63,739	10,529
Changes in fair value of conversion feature of convertible bonds	22	264,384	(5,692)	(6,105)	(1,008)
Loss on extinguishment of debt	22	—	(82,713)	—	—
Other income		5,144	9,265	7,805	1,289
Other expenses		(14,102)	(18,391)	(16,194)	(2,675)

Loss before income taxes		(1,075,049)	(1,547,604)	(616,424)	(101,826)

Income tax benefit (expenses)	24	144,945	(15,255)	(257,666)	(42,563)

Net loss		(930,104)	(1,562,859)	(874,090)	(144,389)

Net loss per share:
Basic	30	RMB (2.21)	RMB (3.70)	RMB (2.06)	US$ (0.34)
Diluted	30	RMB (2.21)	RMB (3.70)	RMB (2.06)	US$ (0.34)

Number of shares used in computation of net loss per share:
Basic	30	420,325,701	422,167,505	423,675,429	423,675,429
Diluted	30	420,325,701	422,167,505	423,675,429	423,675,429

Other comprehensive loss, net of tax
Foreign currency translation adjustment	19	—	(1,219)	(811)	(134)

Comprehensive loss		(930,104)	(1,564,078)	(874,901)	(144,523)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2011	2012	2013	2013
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:
Consolidated net loss		(930,104)	(1,562,859)	(874,090)	(144,389)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealized loss (gain) from derivative contracts	16	1,021	15,732	(37,430)	(6,183)
Changes in fair value of conversion feature of convertible bonds	22	(264,384)	5,692	6,105	1,008
Loss from disposal of fixed assets		1,714	8,497	9,677	1,599
Loss on extinguishment of debt	22	—	82,713	—	—
Amortization of convertible bonds discount		75,595	88,507	95,662	15,802
Depreciation and amortization		218,641	373,155	436,074	72,034
Impairment of goodwill	9	134,735	—	—	—
Amortization of long-term deferred expense		11,408	21,577	21,064	3,480
Stock compensation expenses	20	38,331	7,782	2,660	439
Write-down of inventories	4	583,097	326,051	113,236	18,705
Provision for doubtful collection of accounts receivable	3	1,778	87,626	28,562	4,718
Provision for doubtful collection of advance to suppliers	5	287,742	170,012	15,565	2,571
Provision for doubtful debt of other current assets	6	54,456	50,048	—	—
Provision (reversal) for doubtful collection of amount due from a related party	25	—	15,960	(7,980)	(1,318)
Deferred tax (benefit) expense	24	(173,303)	22,893	254,066	41,969
Warranty provision	13	64,730	33,108	41,327	6,827
Warranty settlements and reversals	13	(34,286)	(17,372)	(37,790)	(6,243)
Foreign currency exchange gains		—	—	(17,760)	(2,934)
Changes in operating assets and liabilities:
Restricted cash		(28,693)	12,379	(66,815)	(11,037)
Accounts receivable		743,489	(508,274)	182,857	30,206
Notes receivable		(50,208)	57,527	(8,099)	(1,338)
Inventories		(476,373)	(480,729)	(26,800)	(4,427)
Advance to suppliers and long-term prepayments		85,883	159,300	21,198	3,502
Other current assets		(206,408)	135,524	68,414	11,302
Land use rights	8	(134,719)	(7,104)	56,335	9,306
Long-term deferred expense		(2,322)	(1,484)	(505)	(83)
Long-term payable	23	50,000	—	—	—
Amount due from related parties		(198,634)	(195,117)	(102,142)	(16,873)
Accounts payable		121,866	175,126	(84,981)	(14,038)
Notes payable		259,975	(126,976)	180,198	29,767
Accrued expenses and other liabilities		(60,025)	17,347	3,444	569
Amount due to related parties		29,159	29,703	103,217	17,050
Customer deposits		51,333	(48,557)	11,449	1,891

Net cash provided by (used in) operating activities		255,494	(1,052,213)	386,718	63,882

Cash flows from investing activities:
Acquisition of fixed assets		(2,400,481)	(597,978)	(426,294)	(70,419)
Change in restricted cash		(37,443)	63,461	2,381	393
Proceeds from disposal of fixed assets		—	—	2,563	424

Net cash used in investing activities		(2,437,924)	(534,517)	(421,350)	(69,602)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONT’D

		For the year ended December 31,
	Note	2011	2012	2013	2013
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from financing activities:
Proceeds from issuance of redeemable ordinary shares pursuant to the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	27	9	—	—	—
Payment for repurchase of redeemable ordinary shares which were issued pursuant to the Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd.	27	(16)	—	—	—
Net proceeds from issuance of ordinary shares	18	—	—	15,293	2,526
Proceeds from exercise of stock options		1,135	—	—	—
Proceeds from short-term bank borrowings		3,322,480	2,661,172	2,152,680	355,598
Repayment of short-term bank borrowings		(1,877,148)	(3,263,051)	(2,209,477)	(364,980)
Change in restricted cash		(115,000)	55,324	50,948	8,416
Change in amount due to related parties		—	—	79,771	13,177
Repurchase of convertible bonds	22	—	(299,271)	—	—
Repurchase of redeemable ordinary shares	21	(18)	—	—	—
Proceeds from long-term bank borrowings		1,594,977	1,369,370	617,970	102,082
Repayment of long-term bank borrowings		(350,000)	(212,037)	(690,083)	(113,994)
Arrangement fee and other related costs for long-term bank borrowings		(42,586)	(18,355)	(18,771)	(3,101)
Arrangement fee for short-term bank borrowings		(5,625)	(6,501)	(12,567)	(2,076)
Proceeds from the issuance of long-term notes		—	—	627,450	103,647
Arrangement fee and other related costs for long-term notes		—	—	(5,577)	(921)

Net cash provided by financing activities		2,528,208	286,651	607,637	100,374

Net increase (decrease) in cash and cash equivalents		345,778	(1,300,079)	573,005	94,654
Cash and cash equivalents at the beginning of year		1,630,777	1,976,555	676,476	111,746

Cash and cash equivalents at the end of year		1,976,555	676,476	1,249,481	206,400

Supplemental disclosure of cash flow information:
Interest paid		54,828	164,536	166,516	27,506
Income taxes paid (refund)		152,681	47,212	(45,864)	(7,576)
Realized gain (loss) from derivative contracts		(69,757)	21,059	26,309	4,346
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		446,314	(159,459)	(281,465)	(46,495)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Balance as of January 1, 2011		420,645,432	314	3,956,953	170,000	1,066,986	—	5,194,253

Exercise of stock options and vesting of restricted stock units	20	2,358,200	1	1,134	—	—	—	1,135
Settlement of stock options exercised with shares held by depository bank		(2,358,200)	—	—	—	—	—	—
Share-based compensation	20	—	—	38,331	—	—	—	38,331
Shares issued to depository bank		1,750,000	—	—	—	—	—	—
Net loss for the year		—	—	—	—	(930,104)	—	(930,104)
Appropriation of statutory reserves	33	—	—	—	4,456	(4,456)	—	—

Balance as of December 31, 2011		422,395,432	315	3,996,418	174,456	132,426	—	4,303,615

Vesting of restricted stock units		1,090,610	1	(1)	—	—	—	—
Settlement of stock options exercised with shares held by depository bank		(1,090,610)	—	—	—	—	—	—
Share-based compensation	20	—	—	7,782	—	—	—	7,782
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Net loss for the year		—	—	—	—	(1,562,859)	—	(1,562,859)
Other comprehensive loss	19	—	—	—	—	—	(1,219)	(1,219)

Balance as of December 31, 2012		423,395,432	316	4,004,199	174,456	(1,430,433)	(1,219)	2,747,319

Vesting of restricted stock units		757,495	1	(1)	—	—	—	—
Settlement of restricted stock units vested with shares held by depository bank		(757,495)	—	—	—	—	—	—
Share-based compensation	20	—	—	2,660	—	—	—	2,660
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Shares issued to the public	18	7,130,000	4	15,289	—	—	—	15,293
Net loss for the year		—	—	—	—	(874,090)	—	(874,090)
Other comprehensive loss	19	—	—	—	—	—	(811)	(811)

Balance as of December 31, 2013		431,525,432	321	4,022,147	174,456	(2,304,523)	(2,030)	1,890,371

Balance as of December 31, 2013, in US$’000			53	664,411	28,818	(380,680)	(335)	312,267

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.	ORGANIZATION AND BASIS OF PRESENTATION

Hanwha SolarOne Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The principal activities of its subsidiaries are described in the table below. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.

On April 15, 2011, the Group established two wholly-owned subsidiaries, Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”) and Nantong Hanwha Import & Export Co., Ltd. (“Nantong Hanwha I&E”). The registered capital of SolarOne Nantong and Nantong Hanwha I&E is US$40,000,000 and RMB5,000,000, respectively, which has been received as of December 31, 2013. The principal activity of SolarOne Nantong is to develop, manufacture and sell photovoltaic (“PV”) products to both domestic and overseas customers. Nantong Hanwha I&E is mainly engaged in import and export business. SolarOne Nantong and Nantong Hanwha I&E have not yet commenced operations as of December 31, 2013.

On April 26, 2012, the Group established a wholly-owned subsidiary, Hanwha Solar Canada Inc. (“Solar Canada”). The registered capital of Solar Canada is Canadian Dollar (“CAD”) 450,000, which has been received as of December 31, 2013. The principal activity of Solar Canada is to sell PV products in Canada.

On May 1, 2012, the Group acquired 100% equity interests in Hanwha Solar Australia Pty Ltd. (“Solar Australia”) from Hanwha Corporation with a total cash consideration of Australian Dollar (“AUD”) 16,732, which was the total carrying value of the assets and liabilities in Solar Australia at the point of acquisition. Solar Australia was established in January 2012 by Hanwha Resources Australia Pty Ltd., a wholly-owned subsidiary of Hanwha Corporation. Before the acquisition, the registered and paid-in capital of Solar Australia was AUD50,000. Subsequent to the acquisition, the Company invested additional AUD450,000 in Solar Australia. As of December 31, 2013, the registered capital of Solar Australia was AUD500,000, which has been received as of December 31, 2013. The principal activity of Solar Australia is to sell PV products in Australia.

On July 8, 2013, the Group established a wholly-owned subsidiary, Nantong Hanwha PV-Tech Energy Co., Ltd. (“Nantong Tech”). The registered capital of Nantong Tech is RMB 500,000, which has been received by Nantong Tech as of December 31, 2013. The principal activity of Nantong Tech is to provide solar systems integration services in the PRC. Nantong Tech has not yet commenced operations as of December 31, 2013.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)

As of December 31, 2013, the Company’s subsidiaries included the following entities:

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
Hanwha SolarOne Investment Holding Ltd. (“SolarOne Investment”)	May 17, 2006	British Virgin Islands	100%	Investment holding

Hanwha SolarOne Hong Kong Limited (“SolarOne HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurements/sales

Hanwha SolarOne U.S.A. Inc. (“SolarOne USA”)	September 18, 2007	United States of America	100%	Sales in USA

Hanwha SolarOne GmbH (“SolarOne GmbH”)	February 14, 2008	Germany	100%	International sales

Solar Canada	April 26,2012	Canada	100%	International sales

Solar Australia	May 1, 2012	Australia	100%	International sales

Hanwha SolarOne (Qidong) Co., Ltd. (“SolarOne Qidong”)	August 27, 2004	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

Hanwha SolarOne (Shanghai) Co., Ltd. (“SolarOne Shanghai”) (previously known as Shanghai Linyang Solar Technology Co., Ltd.)	March 29, 2006	PRC	100%	Sales of PV products to PRC customers

Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”)	April 9, 2007	PRC	100%	Research and development

Hanwha SolarOne Technology Co., Ltd. (“SolarOne Technology”)	July 31, 2007	PRC	100%	Manufacturing of silicon ingots and wafers

Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”)	May 25, 2010	PRC	100%	Provide solar system integration services in the PRC and sales of PV products

Nantong Hanwha I&E	April 15, 2011	PRC	100%	Import and export business

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONT’D)

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
SolarOne Nantong	April 15, 2011	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

Nantong Tech	July 8, 2013	PRC	100%	Provide solar system integration services in the PRC

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Foreign Currency

The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, Foreign Currency Translation except SolarOne USA, Solar Australia, Solar Canada and SolarOne Gmbh which have determined their functional currency to be their respective local currency. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of comprehensive income. The Company uses the average exchange rate prevailing during the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. The resulting translation adjustments are recorded in other comprehensive loss.

Convenience Translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013, the last business day in fiscal year 2013, in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Area where management uses subjective judgment include, provision for doubtful debts, provision for advance to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and land use rights, impairment of fixed assets, land use rights and goodwill, valuation allowances on deferred tax assets, stock-based compensation expenses, fair values of derivative contracts and fair value of conversion feature of convertible bonds. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates, and as such, differences may be material to the financial statements.

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

Arrangement Fees

Arrangement fees represent the incurred costs directly attributable to the bank borrowings. These costs are deferred and amortized using the effective interest method over the term of the bank borrowings.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest costs incurred during 2011, 2012 and 2013 were RMB 230,093,000, RMB340,583,000 and RMB328,962,000 (US$54,340,651) and interest capitalized during 2011, 2012 and 2013 amounted to RMB59,034,000, RMB41,068,000 and RMB5,142,000 (US$849,398), respectively.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Goodwill (Cont’d)

Goodwill is reviewed at least annually at December 31 for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, Goodwill and Other Intangible Assets. The Group assigns and assesses goodwill for impairment at the reporting unit level.

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

The Group recognized an impairment loss of RMB134,735,000 for the entire goodwill as of December 31, 2011.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset groups, including land use rights with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

During the years ended December 31, 2011, 2012 and 2013, the significant decline in the market price of its PV products provided indication that the carrying value of its long-lived assets, including fixed assets and land use

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of Long-Lived Assets (Cont’d)

rights, may not be recoverable. As of December 31, 2011, 2012 and 2013, based on the impairment assessment performed, the Company concluded the carrying amount of the long-lived assets is recoverable, and no impairment loss is recognized.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, other receivables, accounts and notes payable, short-term bank borrowings, amounts due to/from related parties, long-term bank borrowings, long-term notes, convertible bonds and derivative contracts. The carrying amounts of these financial instruments other than long-term bank borrowings, long term notes and convertible bonds approximate their fair values due to the short-term maturity of these instruments. The carrying amount of the long-term bank borrowings and long-term notes also approximate their fair value since they bear floating interest rates which approximate market interest rates.

The conversion option was bifurcated from the convertible bonds at its fair value and the residual value allocated to the convertible bonds was accreted to the redemption amount using the effective interest method. The Group determined the fair value of the conversion option using binomial model with the assistance of an independent third-party valuation firm.

As of December 31, 2012 and 2013, the fair value and carrying value of the convertible bonds is as follows:

		As of December 31,
	Note	2012	2013	2013
		(RMB’000)	(RMB’000)	(US$’000)
Fair value *		486,767	565,673	93,443
Carrying value	31	368,590	470,357	77,697

*	The fair value of the convertible bonds is determined using binomial model with reference to market quote on the trade price of the convertible bonds as of December 31, 2012 and 2013.

Financial Instruments – Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

The Group’s primary objective for holding foreign currency derivative contracts, commodity derivative contracts and interest rate swap contract is to manage its foreign currency risks principally arising from sales contracts denominated in Euros and Japanese Yen, the stability of the purchase price for silver and aluminum (which are two kinds of raw materials required in the production of PV products), and the interest rate risk for the long-term bank borrowings. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.

During the years ended December 31, 2011, 2012 and 2013, the Group entered into cross-currency exchange rate agreements to receive RMB and sell other currencies, commodity agreements to purchase silver and aluminum,

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Financial Instruments – Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract (Cont’d)

and an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of comprehensive income. These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2013, the Group had outstanding cross-currency exchange rate contracts with notional amounts of Euro15,000,000 (2012: Euro44,000,000), US$120,415,000 (2012: US$46,250,000) and JPY4,277,500,000 (2012: Nil), and an interest rate swap contract with notional amount of US$50,000,000 (2012: US$50,000,000). In addition, the Group had outstanding commodity contracts with a quantity of 140,000 ounces of silver as of December 31, 2012. The Group estimates the fair value of its foreign currency, commodity and interest rate swap derivatives using a pricing model based on market observable inputs.

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

The Group entered into a processing service arrangement to process PV cells into PV modules. For this service arrangement, the Group “purchases” PV cells from the customer and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same customer. The quantity of PV modules sold back to the customers under these processing arrangements is consistent with the amount of PV cells purchased from the customer based on current production conversion rates. In accordance with ASC 845-10, Accounting for Purchases and Sales of Inventory with the Same Counterparty, the Group records the amount of revenue on these

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue Recognition (Cont’d)

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

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were RMB13,087,000, RMB29,255,000 and RMB7,902,000 (US$1,305,317) for the years ended December 31, 2011, 2012 and 2013, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on PV modules sold to customers. Before 2012, the standard warranty provides for a 2 to 5-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. From January 1, 2012, the standard warranty provides a 12-year warranty against technical defects, and a 25-year linear warranty, which guarantees: 1) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, 2) an annual output degradation of no more than 0.7% thereafter, and 3) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Government Grants

Government grants received by the Company consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met and the grants are received. For the government grants that is of a non-operating nature and with no further conditions to be met, the amounts are recorded as a non-operating income by offsetting to its operating expenses when received; whereas for the government grants with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as an operating income when the conditions are met.

During the years ended December 31, 2011, 2012 and 2013, the Group recorded RMB14,437,000, RMB25,911,000 and RMB3,870,000 (US$639,278), respectively, of government subsidies as an offset to its operating expenses, because these government grants were received due to the reason that the Group qualifies as a “high and new technology enterprise” in Jiangsu Province in the PRC. During the years ended December 31, 2011, 2012 and 2013, the Group received nil, nil and RMB5,000,000 (US$825,941), respectively, as reimbursement for interest expense incurred for imported equipment, which are recorded as other income. The government grants recorded in operating expense or other income are not subject to adjustment and do not have any restrictions as to the use of funds.

As of December 31, 2012 and 2013, the Group recorded RMB50,000,000 and RMB50,000,000 (US$8,259,412), respectively, of government grants received as long-term payable because the Group has not fulfilled the conditions required by the government.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were RMB10,270,000, RMB12,787,000 and RMB10,042,000 (US$1,658,820) for the years ended December 31, 2011, 2012 and 2013, respectively. The Group had no capital leases during any of the periods stated herein.

Net Loss Per Share

Net loss per share is calculated in accordance with ASC 260-10, Earnings Per Share. Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible bonds are included in the computation of diluted loss per ordinary share on an “if-converted” basis, when the impact is dilutive. Dilutive ordinary

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Net Loss Per Share (Cont’d)

equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

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

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (‘‘ASU 2013-11’’) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Company will adopt ASU 2013-11 beginning January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advance to suppliers and long-term prepayments.

The Group has RMB1,210,529,000 (US$199,965,145) of cash and bank deposits in the PRC, which constitute about 97% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

Advances to suppliers and long-term prepayments are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the five suppliers with largest advance balance accounted for an aggregate of 79.3% and 74.4% of total advance to suppliers balance as of December 31, 2012 and 2013, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations (Note 5). The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

With respect to accounts receivable, the Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for an aggregate of 45.0%, 29.8% and 53.5% for the years ended December 31, 2011, 2012 and 2013, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Concentration of Risks (Cont’d)

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest silicon material suppliers who collectively accounted for an aggregate of 40.6%, 72.4% and 76.7% of the Group’s total silicon material purchases for the years ended December 31, 2011, 2012 and 2013, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

3.	ACCOUNTS AND NOTES RECEIVABLE

The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Beginning balance	1,462	89,088	14,716
Provision for doubtful debt	87,626	28,562	4,718

Ending balance	89,088	117,650	19,434

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.

4.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Raw materials	187,392	276,542	45,682
Work-in-progress	26,800	68,851	11,373
Finished goods	624,535	406,898	67,215

	838,727	752,291	124,270

As of December 31, 2012 and 2013, raw materials of RMB10,989,000 and nil, respectively, of the Group were held in custody by other parties for processing. The write-down of inventories amounted to RMB583,097,000, RMB326,051,000 and RMB113,236,000 (US$18,705,255) for the years ended December 31, 2011,2012 and 2013, respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group may seek to recover the advances from the suppliers and will provide for losses on advances in cost of revenue where the Group believes the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded charges to cost of revenue amounting to RMB287,742,000, RMB170,012,000 and RMB15,565,000(US$2,571,155), for the years ended December 31, 2011, 2012 and 2013, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

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

6.	OTHER CURRENT ASSETS – NET

Other current assets consist of the following:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
VAT recoverable	162,195	193,818	32,016
Income taxes recoverable	48,268	1,987	328
Unbilled solar systems integration revenue	60,822	25,775	4,258
Other receivables – net	20,064	33,544	5,540
Prepaid expenses – net	65,435	46,437	7,670

	356,784	301,561	49,812

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

6.	OTHER CURRENT ASSETS – NET (CONT’D)

Income taxes recoverable represent the excess of income taxes paid to tax authority over the current income taxes. This amount can be applied against income taxes in future years or may be reimbursed by the tax authorities.

Unbilled solar systems integration revenue represents amounts recognized as revenue for which invoices have not yet been sent to customers as of the balance sheet date.

The balance of other receivables as of December 31, 2012 and 2013 included RMB104,504,000 and RMB104,504,000 (US$17,262,831) respectively, for an advanced payment to one supplier which was reclassified from advance to suppliers to other receivables in 2011 because the Group has claimed the counterparty’s breach of a supply contract and was seeking monetary recovery of the outstanding deposit through legal methods. A provision of RMB54,456,000 and RMB50,048,000 were recorded for the years ended December 31, 2011 and 2012, respectively, as a result of the Group’s assessment of probable loss.

7.	FIXED ASSETS – NET

Fixed assets consist of the following:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Buildings	1,181,044	1,227,249	202,727
Plant and machinery	3,787,272	3,931,239	649,394
Furniture, fixtures and office equipment	83,330	84,407	13,943
Computer software	28,107	30,710	5,073
Motor vehicles	16,778	15,557	2,571
Leasehold improvement	562	711	117

	5,097,093	5,289,873	873,825
Less: Accumulated depreciation	(990,487)	(1,413,888)	(233,558)

	4,106,606	3,875,985	640,267
Construction-in-progress	673,267	606,671	100,215

	4,779,873	4,482,656	740,482

Depreciation expenses were RMB213,146,000, RMB366,111,000 and RMB429,806,000 (US$70,998,893) for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, buildings with a net book value of RMB123,844,000 (US$20,457,571), and plant and machinery with a net book value of RMB323,982,000 (US$53,518,014), were pledged for short-term bank borrowings of RMB394,671,000 (US$65,195,005) and long-term bank borrowings of RMB973,065,000 (US$160,738,887) (Note 11). As of December 31, 2012, buildings with a net book value of RMB109,386,000, plant and machinery with a net book value of RMB364,783,000 were pledged for short-term bank borrowings of RMB498,148,000, and long-term bank borrowings of RMB1,169,480,000 (Note 11).

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

8.	LAND USE RIGHTS – NET

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Land use rights
Cost	358,585	300,207	49,591
Less: Accumulated amortization	(23,538)	(27,763)	(4,586)

	335,047	272,444	45,005

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located.

As of December 31, 2013, land use rights with a net book value of RMB32,681,000 (US$5,398,517) was pledged for short-term bank borrowings of RMB195,668,000 (US$32,322,051) (Note 11). As of December 31, 2012, land use rights with a net book value of RMB56,076,000 was pledged for short-term bank borrowings of RMB498,148,000 and long-term bank borrowings of RMB540,930,000 (Note 11).

The amortization expense for the years ended December 31, 2011, 2012 and 2013 was RMB5,495,000, RMB7,044,000 and RMB6,268,000 (US$1,035,400), respectively. For each of the next five years, the estimated annual amortization expense of land use rights is RMB6,167,000 (US$1,018,716).

9.	GOODWILL

As of December 31, 2011, the Company assessed impairment on its goodwill derived from its acquisition of SolarOne Technology. As of December 31, 2011, the Company had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology, and an impairment loss of RMB134,735,000 was recorded to impair the entire goodwill for the year ended December 31, 2011, which is included in “Impairment of goodwill” in the consolidated statements of comprehensive income (loss).

10.	LONG-TERM DEFERRED EXPENSES

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Convertible bond issuance costs (Note 22)	4,080	166	27
Arrangement fees for long-term bank borrowings	20,931	9,114	1,506
Others	189	314	52

	25,200	9,594	1,585

During the year ended December 31, 2012 and 2013, the arrangement fees paid for long-term bank borrowings and the issuance costs of convertible bonds were amortized based on the duration of the related bank borrowings and convertible bonds, using the effective interest rate method.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

11.	BANK BORROWINGS

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Total bank borrowings	3,914,682	3,785,772	625,365

Comprised of:
Short-term	1,162,372	1,105,575	182,628
Long-term, current portion	467,204	234,121	38,674

	1,629,576	1,339,696	221,302
Long-term, non-current portion	2,285,106	2,446,076	404,063

	3,914,682	3,785,772	625,365

The short-term bank borrowings outstanding as of December 31, 2012 and 2013 bore an average interest rate of 4.204% and 3.489% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and have terms of one month to one year.

The long-term bank borrowings outstanding as of December 31, 2012 and 2013 bore an average interest rate of 4.245% and 3.538% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and will mature serially during 2014 to 2016.

As of December 31, 2013, the Group breached one of the bank covenants on its long-term borrowing agreements with KDB Asia Limited (as the lead lenders in the agreement) with outstanding borrowings of RMB1,097,442,000 (US$181,284,504).

In March 2014, the Group obtained a waiver letter from KDB Asia Limited as a remedy for the breach of the loan covenant as of December 31, 2013 and it is probable that the Group will be able to cure the default at measurement dates that are within the next 12 months ending December 31, 2014. Accordingly, RMB1,097,442,000 (US$181,284,504) under the bank borrowing agreements with KDB Asia Limited continued to be classified as non-current as of December 31, 2013.

The current and non-current portions of long-term bank borrowings as of December 31, 2013 will be due in installments between the periods of January 1, 2014 to December 31, 2014, and January 1, 2015 to September 30, 2016, respectively.

As of December 31, 2012 and 2013, unused loan facilities for short-term and long-term borrowings amounted to RMB1,191,722,000 and RMB4,016,333,000 (US$663,450,947), respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

11.	BANK BORROWINGS (CONT’D)

Bank borrowings as of December 31, 2012 and 2013 were secured/guaranteed by the following:

December 31, 2012

Amount	Secured/guaranteed by
(RMB’000)
1,131,390	Guaranteed by Hanwha Chemical Corporation (“Hanwha Chemical”)
1,003,782	Guaranteed by the Company and other subsidiaries of the Group
634,773

Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings and land use rights with net book value of RMB53,127,000 and RMB22,660,000, respectively (Notes 7 and 8)

628,550	Guaranteed by the Group’s plant and machinery with net book value of RMB364,783,000 (Notes 7)
404,305	Jointly guaranteed by (i) the Company, and (ii) the Group’s buildings and land use rights with net book value of RMB56,259,000 and RMB33,416,000, respectively (Notes 7 and 8)
111,882	Guaranteed by letters of credit for lenders issued by Bank of Shanghai Nanjing Branch, which was valued as US$20,000,000

3,914,682

December 31, 2013

Amount	Secured/guaranteed by
(RMB’000)
1,707,132	Guaranteed by Hanwha Chemical Corporation (“Hanwha Chemical”)
649,935	Guaranteed by the Company and other subsidiaries of the Group
609,690	Guaranteed by the Group’s plant and machinery with net book value of RMB323,982,000 (US$53,518,014) (Note 7)
562,378	Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings with net book value of RMB67,882,000 (US$11,213,308) (Note 7)
195,668

Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings and land use rights with net book value of RMB55,962,000 (US$9,244,264) and RMB32,681,000 (US$5,398,517), respectively (Notes 7 and 8)

60,969	Guaranteed by restricted deposit held by Bank of China Qidong Branch, which was valued as US$10,000,000

3,785,772

As of December 31, 2013, the maturities of these long-term bank borrowings were as follows:

	December 31,
	2013	2013
	(RMB’000)	(US$’000)
Within 1 year	234,121	38,674
Between 1 and 2 years	1,573,000	259,841
Between 2 and 3 years	873,076	144,222

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Accrued warranty costs (Note 13)	177,869	181,406	29,966
Accrued wages and other employee welfare	81,514	68,325	11,286
Accrued professional service fees	26,972	31,913	5,272
Accrued sales commission	—	17,891	2,955
Accrued interest expense for bank borrowings	14,499	17,438	2,881
Accrued utility expenses	9,263	12,175	2,011
Interest payable for convertible bonds	10,068	9,766	1,613
Taxes payable	9,846	8,801	1,454
Interest payable for long-term notes (Note 17)	—	3,224	533
Accrued freight and export related expense	38,938	2,167	358
Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) (Note 27)	13	13	2
Other accrued expenses and liabilities	31,555	35,628	5,885

	400,537	388,747	64,216

13.	ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	For the year ended December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Beginning balance	162,133	177,869	29,382
Warranty provision	33,108	41,327	6,827
Warranty reversal	(9,958)	(12,875)	(2,127)
Warranty claims	(7,414)	(24,915)	(4,116)

Ending balance	177,869	181,406	29,966

14.	CUSTOMER DEPOSITS

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

15.	NOTES PAYABLE

As of December 31, 2013, notes payable were non-interest bearing and were secured by RMB152,166,000 (US$25,136,033) of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. These notes are due for repayment over the next six months ending June 30, 2014.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

16.	DERIVATIVE CONTRACTS

The Group is exposed to certain risks related to its business operations. The risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates, the purchase price for silver and aluminum and interest rates. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets (Note 31). The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.

The following table reflects the location in the consolidated statements of comprehensive income and the amount of realized and unrealized gains/(losses) recognized in income for the derivative contracts not designated as hedging instruments for the years ended December 31, 2011, 2012 and 2013:

	Statement of comprehensive income location	Year ended December 31,
		2011	2012	2013
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Foreign exchange derivative contracts (not designated as hedging instruments) – realized	Changes in fair value of derivative contracts	(50,593)	38,835	41,096	6,789
Foreign exchange derivative contracts (not designated as hedging instruments) – unrealized	Changes in fair value of derivative contracts	32,316	(36,824)	34,364	5,676

Commodity derivative contracts (not designated as hedging instruments) – realized	Changes in fair value of derivative contracts	(19,164)	(17,777)	(13,536)	(2,236)
Commodity derivative contracts (not designated as hedging instruments) – unrealized	Changes in fair value of derivative contracts	(28,550)	24,074	1,809	299

Interest rate swap derivative contracts (not designated as hedging instruments) – realized	Changes in fair value of derivative contracts	—	—	(1,251)	(207)
Interest rate swap derivative contracts (not designated as hedging instruments) – unrealized	Changes in fair value of derivative contracts	(4,787)	(2,982)	1,257	208

		(70,778)	5,326	63,739	10,529

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

16.	DERIVATIVE CONTRACTS (CONT’D)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2012 and 2013:

	Balance sheet location	Fair value as of December 31,
		2012	2013
		(RMB’000)	(RMB’000)	(US$’000)
Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	—	26,632	4,399

Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	7,732	—	—
Commodity derivative contracts	Current liabilities: Derivative contracts	1,809	—	—
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	7,770	6,513	1,076

		17,311	6,513	1,076

17.	LONG-TERM NOTES

On January 16, 2013, SolarOne HK completed its issuance of three-year-period notes of US$100,000,000 (“2013 Notes”). The 2013 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum. Interests are payable on a quarterly basis from January 15, 2013 to January 15, 2016. The 2013 Notes will mature on January 15, 2016 and repayable at its principal amount plus accrued and unpaid interest thereon.

The net proceeds from the issuance, after deducting offering expenses, were US$99,700,000, which are being used by the Group for general working capital purposes. All the payments on the Notes are guaranteed by Hanwha Chemical (“Guarantor”). In addition, the notes are unsecured and rank lower than any secured obligation of the group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. SolarOne HK may redeem the 2013 Notes upon certain taxation reasons at a price equal to 100% of the principal amount of the 2013 Notes plus accrued and unpaid interest thereon. In addition, SolarOne HK may, at its discretion, redeem all or any portion of the 2013 Notes in the market at any time at the then prevailing market price. As of December 31, 2013, SolarOne HK does not intend to redeem any portion of the Notes prior to the stated maturity date.

The Notes were issued at par. Direct debt issuance costs of RMB1,882,000 (US$310,884) are deferred and amortized over the life of the 2013 Notes using the effective interest rate method.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

18.	ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING

In November and December 2013, the Company issued 1,426,000 ADSs in a public offering, representing 7,130,000 of the Company’s ordinary shares. Total proceeds from this equity offering were US$4,403,000 (approximately RMB26,944,000), of which US$3,671,000 (approximately RMB22,482,000) was received as of December 31, 2013. Net proceeds received as of December 31, 2013 was US$2,493,000 (approximately RMB15,293,000) after deduction of related issuance costs

19.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The movement of accumulated other comprehensive loss is as follows:

Foreign currency translation adjustment
(RMB’000)
Balance as of December 31, 2012	1,219
Other comprehensive loss	811

Balance as of December 31, 2013	2,030

Balance as of December 31, 2013, in US$’000	335

The accumulated other comprehensive loss as of December 31, 2012 represented the foreign currency translation adjustment generated in the year ended December 31, 2012.

20.	SHARE-BASED COMPENSATION PLANS

In November 2006, the Company adopted a stock option scheme (the “2006 Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company (the “2006 Option Plan Participants”). Under the 2006 Option Plan, the Company may issue options to the 2006 Option Plan Participants to purchase not more than 10,799,685 ordinary shares. All options granted under the 2006 Option Plan will expire on November 30, 2016 and generally vest over 3 to 5 years.

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

By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units (“RSUs”) were granted to the Company’s existing three independent directors. As of December 31, 2009, the 59,994 RSUs have vested. By resolutions of the Board of Directors in 2007 and 2013, 7,500 RSUs were authorized to be granted to each of the independent directors annually from 2008 to 2012, and 15,000 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2013. The 7,500 RSUs granted on January 1, 2008 to each of the independent directors vest in batches of 2,500 RSUs each year beginning on January 1, 2009. The 7,500 RSUs granted respectively on January 1, 2010, 2011 and 2012 to each of the independent directors vest in batches of 1,250 RSUs each half year beginning on July 1, 2010, 2011 and 2012, respectively. The 15,000 RSUs granted on January 1, 2013 to each of the independent directors vest in batches of 2,500 RSUs each half year

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

20.	SHARE-BASED COMPENSATION PLANS (CONT’D)

beginning on July 1, 2013. During 2011, 2012 and 2013, the Board of Directors also approved grant of 1,337,625, 420,000 and 5,000 RSUs, respectively, to certain of the Participants. Each RSU represents one ADS of the Company, which is equal to five ordinary shares.

The following tables summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2013	4,186,725	1.86	5.53	—
Forfeited	(790,225)	1.47

Outstanding, December 31, 2013	3,396,500	1.95	4.28	—

Vested and expected to be vested at December 31, 2013	3,396,500	1.95	4.28	—

Exercisable at December 31, 2013	3,388,688	1.74	4.28	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.554 per ordinary share as of December 31, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2013.

The aggregate fair value of share options that vested during 2011, 2012 and 2013 was US$3,161,594, US$862,762 and US$245,541, respectively. The weighted-average grant-date fair value of share options granted during 2011 was US$1.07. No share options were granted during 2012 and 2013.

The aggregate intrinsic value of share options exercised during 2011 was US$60,481. No share options were exercised during 2012 and 2013.

The aggregate fair value of the share options outstanding as of December 31, 2013 measured based on respective grant-date fair values was US$4,366,202 and such amount shall be recognized as compensation expense using the straight-line method with graded vesting based on service conditions.

As of December 31, 2013, there was US$7,578 of unrecognized share-based compensation cost related to share options which is expected to be recognized over a weighted-average vesting period of 0.5 years after December 31, 2013. To the extent the actual forfeiture rate is different from the current estimation, actual share-based compensation related to these awards may be different from the expectation.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

20.	SHARE-BASED COMPENSATION PLANS (CONT’D)

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

	Number of RSUs	Weighted-average grant date fair value	Aggregate intrinsic value
		(US$)	(US$)
Unvested, January 1, 2013	666,565	2.45	673,231
Granted	65,000	3.84
Vested	(151,499)	3.10	311,193
Forfeited	(381,501)	1.97

Unvested, December 31, 2013	198,565	3.33	550,025

The aggregate fair value of vested RSUs for 2011, 2012 and 2013 measured based on respective grant-date fair values was US$3,583,331, US$1,105,941 and US$470,145, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2013 was US$661,221 based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions. The weighted-average grant-date fair values of RSUs granted during 2011, 2012 and 2013 were US$6.26, US$1.10 and US$3.84, respectively. The total intrinsic value of RSUs vested during 2011, 2012 and 2013 was US$2,533,282, US$241,553 and US$311,193, respectively.

As of December 31, 2013, there was US$389,528 of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 1.65 years. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

20.	SHARE-BASED COMPENSATION PLANS (CONT’D)

The Company calculated the estimated fair value of share options on the grant date using the binomial-lattice model for 2011 with the following assumptions. No share options were granted in 2012 and 2013, respectively.

Granted in 2011
Risk-free interest rate	3.33%
Expected dividend yield	0%
Expected volatility	80%
Sub-optimal early exercise factor	2.5 times
Fair value of ordinary shares	US$1.71

Risk-free interest rate was based on a zero coupon U.S. bond rate for the terms consistent with the expected life of the award at the time of grant. Expected dividend yield was determined in view of the Company’s historical dividend payout rate. The Company estimated expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate of Nil was estimated based on historical forfeiture patterns and adjusted to reflect future change in facts and circumstances, if any. The sub-optimal early exercise factor was determined based on the expected price multiple at which employees were likely to exercise stock options.

Total compensation expense relating to share options and RSUs recognized for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cost of revenues	5,177	2,971	234	39
Selling expenses	4,223	971	436	72
General and administrative expenses	27,929	3,264	1,951	322
Research and development expenses	1,002	576	39	6

	38,331	7,782	2,660	439

21.	REDEEMABLE ORDINARY SHARES

On January 29, 2008 and concurrently with the convertible bond issuance (Note 22), the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

21.	REDEEMABLE ORDINARY SHARES (CONT’D)

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

On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (the “2008 Notes”) due January 15, 2018 to third-party investors (the “Holders”). The Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.

The Holders may require the Company to redeem all or a portion of the 2008 Notes on January 15, 2015, at a price equal to 100% of the principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest. The Holders may also require the Company to redeem all or a portion of the 2008 Notes at a price equal to 100% of principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change, which is defined as a change in control or a termination of trading. In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of the principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions. At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 ADSs (equivalent to an initial conversion price of approximately US$19.125 per ADS) per US$1,000 principal amount of the 2008 Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustment in certain circumstances.

The 2008 Notes were initially recorded at the principal amount of US$172,500,000. Direct debt issuance costs of RMB40,459,000 are deferred and amortized over the life of the 2008 Notes using the effective interest rate method. At the commitment date on January 29, 2008, the Company evaluated and determined that the redemption and put options do not require bifurcation from the 2008 Notes under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. No beneficial conversion feature was recognized as the effective conversion price per ADS of US$19.125 was higher than the fair value per ADS of the Company at the commitment date (January 29, 2008) of US$17.73.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

22.	CONVERTIBLE BONDS (CONT’D)

The adoption of ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, on January 1, 2009 revised the Company’s accounting for the conversion option of the 2008 Notes. The Company evaluated the conversion option of the 2008 Notes upon adoption of ASC 815-40 and determined that the conversion option qualified for derivative accounting because the conversion option, if freestanding, is not considered to be indexed to the Company’s own stock.

Accordingly, the conversion option was bifurcated from the 2008 Notes upon adoption of ASC 815-40 as a derivative liability at an initial fair value of RMB962,993,000. Changes in fair value of the conversion options are recognized through the statements of comprehensive income. For the year ended December 31, 2013, the Company recorded a loss of RMB6,105,000 (US$1,008,474) (2012: a loss of RMB5,692,000) resulting from the change in fair value of the conversion option. As of December 31, 2013, the conversion option, which has been combined with the 2008 Notes on the balance sheet, was recorded at a fair value of RMB14,013,000 (US$2,314,783) (2012: RMB7,908,000).

In the year ended December 31, 2012, the Company repurchased the 2008 Notes with total principal amount of US$71,900, 000 with total consideration of RMB299,271,000 from the open market, and recognized a loss on the extinguishment of debt of RMB82,713,000 as a result of the repurchase. No 2008 Notes were repurchased during 2013.

For the year ended December 31, 2013, the interest expense for the Notes was RMB133,587,000 (US$22,067,000).

23.	LONG-TERM PAYABLES

As of December 31, 2013 and 2012, the Group recorded RMB50,000,000 (US$8,259,412) of government grants received as a long-term payable because the Group has not fulfilled the conditions required by the local government. According to the agreement entered in 2010 with the administration committee of Nantong Economic and Technological Development Zone (“NETDZ”), SolarOne Nantong would need to achieve certain specified requirements on its production capacity in three years after the completion of its construction. Failure to meet the requirement upon assessment date (i.e. three years from start of construction) may result in a proportional refund of the government subsidies received for any actual production capacity not achieved in accordance with the capacity stipulated in the agreement. In 2013, SolarOne Nantong entered into an amendment agreement with the administration committee of NETDZ, according to which the assessment date was postponed by one year. As of December 31, 2013, the construction has not been completed.

24.	INCOME TAXES

Current taxation

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC. In addition, the Group also has several non-PRC subsidiaries, including SolarOne Investment, SolarOne HK, SolarOne USA, SolarOne GmbH, Solar Canada and Solar Australia.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

24.	INCOME TAXES (CONT’D)

Current taxation (Cont’d)

PRC

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries are subject to EIT at a statutory rate of 25%.

In 2008, SolarOne Qidong received approval from the PRC taxation authorities as a “High and New Technology Enterprise” (“HNTE”) and obtained an HNTE certificate. In 2011, the Company successfully renewed its HNTE status for another three years from 2011 to 2013. In accordance with the new PRC Enterprise Income Tax Laws effective from January 1, 2008 (the “PRC Income Tax Laws”), an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the 2011, 2012 and 2013 tax years, the income tax rate for SolarOne Qidong was 15%.

SolarOne Shanghai, SolarOne Technology, Solar Engineering, Solar R&D, SolarOne Nantong, Nantong Hanwha I&E and Nantong Tech, the domestic companies in the PRC, are subject to EIT at a rate of 25% for the years ended December 31, 2011, 2012 and 2013.

Other Countries

The applicable income tax rates of non-PRC subsidiaries having significant operations were as follows:

	For the year ended December 31,
	2011	2012	2013
SolarOne HK	16.5%	16.5%	16.5%
SolarOne USA	35%	35%	35%
SolarOne GmbH	15.83%	15.83%	15.83%
Solar Canada	Not applicable	15%	15%
Solar Australia	Not applicable	30%	30%

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

24.	INCOME TAXES (CONT’D)

Current taxation (Cont’d)

Other Countries (Cont’d)

Loss before income taxes consists of:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Non-PRC	(334,470)	(948,417)	(422,128)	(69,731)
PRC	(740,579)	(599,187)	(194,296)	(32,095)

	(1,075,049)	(1,547,604)	(616,424)	(101,826)

The income tax benefit (expense) is comprised of:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Current	(28,358)	7,638	(3,600)	(594)
Deferred	173,303	(22,893)	(254,066)	(41,969)

	144,945	(15,255)	(257,666)	(42,563)

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to PRC operations to income tax benefit (expense) is as follows:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Income tax computed at tax rate at 25%	268,762	386,901	154,106	25,457
Non-deductible expenses	(55,004)	(17,722)	(13,519)	(2,233)
Preferential tax treatment	4,233	2,189	—	—
Research and development expense	4,020	5,227	—	—
Tax rate differences	(21,151)	(54,212)	(53,780)	(8,884)
Changes in the valuation allowance	(55,915)	(337,638)	(344,473)	(56,903)

	144,945	(15,255)	(257,666)	(42,563)

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

24.	INCOME TAXES (CONT’D)

Deferred taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Deferred tax assets:
Current:
- Warranty provision	44,467	45,361	7,493
- Inventory write-off	45,629	17,124	2,829
- Allowance for advance to suppliers	157,840	164,695	27,206
- Allowance for doubtful accounts	47,581	54,479	8,999
- Allowance for amount due from related parties	3,990	1,995	330
- Others	13,898	668	110
Valuation allowance	(163,108)	(284,322)	(46,967)

Net current deferred tax assets	150,297	—	—

Non-current:
- Tax losses	383,640	477,436	78,867
- Fixed assets	39,214	64,301	10,622
- Others	63	81	13
Valuation allowance	(315,613)	(538,872)	(89,015)

Net non-current deferred tax assets	107,304	2,946	487

Deferred tax liabilities:
Non-current:
- Land use rights	24,798	24,209	3,999

Non-current deferred tax liabilities	24,798	24,209	3,999

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. During the year ended December 31, 2013, an adjustment of RMB254,066,000 (US$41,968,713) was made on the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years.

As of December 31, 2012 and 2013, the Group has a net tax operating loss from its PRC subsidiaries of RMB627,705,000 and RMB844,706,000 (US$139,535,491), respectively, which starts to expire in 2016. As of December 31, 2012 and 2013, the Group has a net tax operating loss from its non-PRC subsidiaries of RMB884,532,000and RMB1,032,221,000 (US$170,510,762), respectively, which starts to expire in 2029.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

24.	INCOME TAXES (CONT’D)

Deferred taxation (Cont’d)

As of December 31, 2013, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain Tax Positions

As of December 31, 2013, the Group’s unrecognized tax benefit is RMB143,473,000 (US$23,700,051) which related to tax incentives received and tax resident status.

It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Beginning and ending balance	143,473	143,473	143,473	23,700

Based on existing PRC tax regulations, the tax periods of SolarOne Qidong, SolarOne Shanghai, SolarOne Technology, Solar R&D, Solar Engineering, SolarOne Nantong, Nantong Hanwha I&E and Nantong Tech for the years ended December 31, 2009 to December 31, 2013 remain open to potential examination by the tax authorities. The tax periods for the Company’s non-PRC subsidiaries’ for the years ended December 31, 2009 to December 31, 2013 also remain open to potential examination by the respective tax authorities.

As of December 31, 2013 and 2012, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

25.	RELATED PARTY TRANSACTIONS

Name and Relationship with Related Parties

Name of related party	Relationship with the Group
Hanwha Chemical	Holding company of Hanwha Solar
Hanwha Corporation	Holding company of Hanwha Chemical
Hanwha Q.Cells GmbH (“Q.Cells”) (previously known as Q-Cells SE) *	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Q CELLS Japan Co., Ltd. (“Q.Cells Japan”) (previously known as Hanwha Japan Co., Ltd.)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha Q CELLS Korea Corp. (“Q.Cells Korea”) (previously known as Hanwha Solarenergy Corporation)	A subsidiary of Hanwha Corporation
Hanwha Q CELLS Canada Inc. (“Q.Cells Canada”)	A company controlled by Q.Cells Korea
Hanwha L&C Corporation	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Trading (Shanghai) Co., Ltd. (“Hanwha L&C Trading”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Canada Inc.	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Alabama LLC. (“Hanwha L&C Alabama”)	A subsidiary of Hanwha Chemical
Hanwha Europe GmbH (“Hanwha Europe”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha International LLC. (“Hanwha International”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Solar America LLC. (“Hanwha America”)	A subsidiary of Hanwha Chemical
Ya An Yongwang Silicon Co., Ltd. (“Ya An”)	A wholly-owned subsidiary of HongKong YongWang Silicon Investment Co., Ltd., whose significant shareholder is Hanwha Chemical
Hanwha TechM Co., Ltd. (“Hanwha TechM”)	A wholly-owned subsidiary of Hanwha Corporation
Food1st Food Culture Co., Ltd. (“Food1st”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha 63 City C., Ltd. (“Hanwha 63 City”)	A wholly-owned subsidiary of Hanwha Life Insurance Co., Ltd., whose significant shareholder is Hanwha Corporation
Komodo Enterprise Inc. (“Komodo”)	A company whose significant shareholder is Q.Cells Korea
Hanwha S&C Co., Ltd. (“Hanwha S&C”)	A company controlled by Hanwha Corporation
Hancomm, Inc. (“Hancomm”)	A company whose significant shareholder is Hanwha S&C
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) **	A wholly-owned subsidiary of Semiconductor Manufacturing International Corporation where David N.K. Wang, one of the Company’s independent directors, served as president and chief executive officer

*	On October 24, 2012, as a result of Hanwha Chemical acquiring a 100% interest in Q.Cells from its original shareholders, Q.Cells became a related party of the Group.
**	Subsequent to David N.K. Wang’s resignation from SMIC in July 2011, SMIC Shanghai ceased to be a related party of the Group.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions

The Group had the following significant related party transactions during the years presented:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Advance paid to related parties:
- Hanwha TechM	—	6,545	—	—
- Ya An	108,446	—	—	—
- Hanwha Chemical	76,436	—	—	—
- Hanwha L&C Trading	43,481	—	—	—

	228,363	6,545	—	—

Purchase of raw materials from:
- Hanwha Corporation	—	—	216,146	35,705
- Q.Cells	—	4,080	95,633	15,798
- Hanwha L&C Corporation	—	63,241	82,314	13,597
- Q.Cells Japan	—	—	15,160	2,504
- Hanwha L&C Trading	63,129	68,792	823	136
- Hanwha TechM	—	—	98	16
- Hanwha International	—	10,358	—	—
- Ya An	116,943	6,440	—	—
- Hanwha Chemical	86,735	—	—	—

	266,807	152,911	410,174	67,756

Purchase of services from:
- Food1st	8,177	27,147	30,760	5,081
- Hanwha International	—	—	20,379	3,367
- Hanwha Chemical	—	—	7,041	1,163
- Hancomm	27,235	14,993	4,911	811
- Hanwha S&C	5,876	2,246	553	91
- Hanwha Corporation	—	—	85	14
- Q.Cells Korea	570	—	—	—

	41,858	44,386	63,729	10,527

Purchase of fixed assets from:
- Hanwha TechM	30,026	3,586	23,902	3,948

	30,026	3,586	23,902	3,948

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Sales of products to:
- Q.Cells Japan	67	248,047	1,179,308	194,808
- Q.Cells Korea	87,702	281,252	213,751	35,309
- Q.Cells Canada	—	—	112,798	18,633
- Hanwha Europe	228	147,582	17,439	2,881
- Hanwha International	—	82,549	3,381	559
- Hanwha Corporation	468,381	250,012	496	82
- Hanwha Chemical	24,106	62	26	4
- Komodo	—	29,298	—	—
- Others	3,373	125	7,161	1,183

	583,857	1,038,927	1,534,360	253,459

Processing services provided to:
- Q.Cells	—	—	408,560	67,489

	—	—	408,560	67,489

Buildings leased from:
- SMIC Shanghai	4,291	—	—	—

	4,291	—	—	—

Borrowings from:
- Hanwha International *	—	—	61,480	10,156
- Hanwha L&C Alabama **	—	—	18,291	3,021

	—	—	79,771	13,177

Interest paid to:
- Hanwha International	—	—	697	115

	—	—	697	115

Commission fee for bank borrowings and long-term notes:
- Hanwha Chemical ***	—	4,526	12,337	2,038

	—	4,526	12,337	2,038

On May 1, 2012, the Group acquired 100% equity interest in Solar Australia from Hanwha Corporation with a cash consideration of AUD16,732 (Note 1).

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

*	Solar Canada borrowed a short-term loan of US$10 million from Hanwha International on September 18, 2013, which bears an annual interest rate of 6% and will be due on March 18, 2014.
**	Solar Canada borrowed a short-term loan of US$3,000,000 from Hanwha L&C Alabama on November 21, 2013, which bears an annual interest rate of 6% and will be due on May 21, 2014.
***	The commission fees to Hanwha Chemical include:
1)	Annual commission fee which is 0.6% of long-term bank borrowings of US$180,000,000 with the term from April 26, 2012 to April 26, 2015;
2)	Annual commission fee which is 0.6% of long-term bank borrowings of US$100,000,000 with the term from June 26, 2013 to June 26, 2016;
3)	Annual commission fee which is 0.6% of long-term notes of US$100,000,000 (Note 17).

Balances with Related Parties

As of December 31, 2012 and 2013, balances with related parties are comprised of the following:

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Amount due from related parties-net:
- Q.Cells Japan	130,008	205,935	34,018
- Q.Cells	—	162,156	26,786
- Hanwha Q.Cells Canada	—	95,156	15,719
- Q.Cells Korea	137,288	61,569	10,170
- Hanwha Chemical	4,868	4,721	780
- Hanwha Corporation	15,312	1,146	188
- Hanwha Europe	94,215	26	4
- Komodo	23,101	13	2
- Hanwha International	14,844	—	—
- Hancomm	884	—	—
- Others	90	10	2

	420,610	530,732	87,669

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Balances with Related Parties (Cont’d)

	As of December 31,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Amount due to related parties:
- Hanwha Corporation	—	95,086	15,707
- Hanwha International	2,241	59,390	9,811
- Hanwha L&C Corporation	49,207	45,185	7,464
- Hanwha L&C Alabama	—	18,388	3,037
- Q.Cells Japan	—	15,158	2,504
- Q.Cells	6,388	12,847	2,122
- Hanwha Chemical	4,475	4,340	717
- Hanwha TechM	717	3,577	591
- Hanwha L&C Trading	3,682	1,033	170
- Food1st	232	16	3
- Komodo	—	13	2
- Hancomm	2,016	—	—
- Hanwha S&C	1,738	—	—
- Hanwha L&C Canada Inc.	1,349	—	—

	72,045	255,033	42,128

In the year ended December 31, 2012, the Group provided provision of RMB15,960,000 for the advanced payment to Ya An, due to the liquidation of Ya An in 2013. In 2013, the Group reversed provision of RMB7,980,000 (US$1,318,202) as a result of actual subsequent collection of the payments from Ya An.

As of December 31, 2012 and 2013, except for the short-term borrowings from Hanwha International and Hanwha L&C Alabama disclosed in this note, all other balances with related parties were unsecured, non-interesting bearing and repayable on demand.

26.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB84,493,000, RMB79,464,000 and RMB84,493,000 (US$13,957,249) for the years ended December 31, 2011, 2012 and 2013, respectively.

27.	SHARE ISSUANCE AND REPURCHASE AGREEMENT

On August 3, 2010, a major shareholder of the Company, Good Energies Investments (Jersey) Limited (“Good Energies”) entered into a Share Purchase Agreement (the “GE Sales Agreement”) with Hanwha Chemical, a

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

27.	SHARE ISSUANCE AND REPURCHASE AGREEMENT (CONT’D)

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

On October 25, 2011, in connection with the repurchase of redeemable ordinary shares (Note 20), the Company repurchased and cancelled 25,017,671 ordinary shares in connection with the Share Issuance and Repurchase Agreement and reversed an amount of US$2,502. Accordingly, as of December 31, 2011, the Company has 20,062,348 outstanding shares issued to Hanwha Solar under the Share Issuance and Repurchase Agreement with a corresponding liability of RMB13,000 (US$2,147) recorded in other current liabilities (Note 12). Such balance remained unchanged in 2012 and 2013.

28.	COMMITMENTS AND CONTINGENCIES

Acquisition of fixed assets

As of December 31, 2013, the Group had commitments of approximately RMB4,098,000 (US$810,744) related to the acquisition of fixed assets, which is expected to be settled within the next twelve months.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

28.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2013 are as follows:

	As of December 31, 2013
	(RMB’000)	(US$’000)
Year 2014	2,759	456
Year 2015	1,353	223
Year 2016	902	149
Year 2017 and thereafter	—	—

Total	5,014	828

The terms of the leases do not contain rent escalation or contingent rent.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2013. For certain proceedings, the Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the statement of financial position or statements of comprehensive loss until the realization of the gain contingency.

Income Taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2012 and 2013, the Group has recorded an unrecognized tax benefit for RMB143,473,000 (US$23,700,051).

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

29.	SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV-related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Japan	13,508	248,047	1,179,308	194,808
South Africa	1,081	814	728,960	120,416
Germany	2,652,159	1,489,499	694,148	114,665
The PRC	599,247	382,469	539,866	89,180
USA	859,290	513,163	421,473	69,622
South Korea	76,954	260,887	218,844	36,150
Canada	157,650	1,506	187,343	30,947
United Kingdom	14,821	15,491	115,289	19,044
Netherlands	330,920	—	90,741	14,989
India	136,249	263,228	84,310	13,927
Spain	152,133	7,043	63,075	10,419
Portugal	20,730	22,252	62,420	10,311
Australia	448,498	27,773	59,317	9,799
Belgium	132,932	44,941	57,719	9,535
Malaysia	—	251	48,882	8,075
France	303,328	62,507	35,155	5,807
Israel	—	170	24,536	4,053
Thailand	36,673	189	19,259	3,181
Greece	44,938	80,381	16,384	2,706
Italy	358,121	149,196	14,113	2,332
Others	77,253	108,573	64,550	10,663

Total net revenue	6,416,485	3,678,380	4,725,692	780,629

Over 99% of the long-lived assets of the Group are located in the PRC.

For the year ended December 31, 2012, there was no customer that accounted for 10% or more of total net revenue. The customers that accounted for 10% or more of total net revenue for the year ended December 31, 2011 and 2013 are as follows:

	For the year ended December 31,
	2011	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
Schueco International KG	967,398	*	*
MEMC Singapore Pte Ltd.	695,680	*	*
Q.Cells Japan	*	1,179,308	194,808

*	Less than 10%

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

30.	LOSS PER SHARE

Basic and diluted net loss per share for each period presented are calculated as follows (in thousands, except share and per share amounts):

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Numerator:
Loss attributable to ordinary shareholders – basic and diluted	(930,104)	(1,562,859)	(874,090)	(144,389)

Denominator:
Weighted-average number of shares outstanding – basic and diluted	420,325,701	422,167,505	423,675,429	423,675,429
Basic and diluted net loss per share	(RMB2.21)	(RMB3.70)	(RMB2.06)	(US$0.34)

During the years ended December 31, 2011, 2012 and 2013, the Company issued 1,750,000, 1,000,000 and 1,000,000 ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. As of December 31, 2012 and 2013, the used ordinary shares issued to share depository bank were 628,590 and 871,095 respectively. The unused ordinary issued to share depository bank are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

For the years ended December 31, 2011, 2012 and 2013, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Company.

31.	FAIR VALUE MEASUREMENTS

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2	–	Include other inputs that are directly or indirectly observable in the marketplace
Level 3	–	Unobservable inputs which are supported by little or no market activity

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

31.	FAIR VALUE MEASUREMENTS (CONT’D)

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

The inputs used to measure the fair value of the conversion option of convertible bonds were largely unobservable, and, accordingly, the measurement was classified as Level 3. The fair value of the conversion option of convertible bonds was estimated using the binomial approach. The following assumptions were used for estimating the fair value:

	As of December 31,
	2012	2013
Underlying share price	US$1.01	US$2.77
Conversion price	US$19.125	US$19.125
Time to maturity	5.04 years	4.04 years
Risk-free rate	0.73%	1.28%
Expected volatility (Level 3 input)	99.74%	84.40%
Comparable yield to maturity	17.32%	10.55%

Underlying share price is the Company’s closing price as listed on NASDAQ on December 31, 2012 and 2013. The conversion price is the initial conversion price of the convertible bonds. Time to maturity is the remaining years from balance sheet date to January 15, 2018, the maturity date of the convertible bonds. The risk-free rate is derived from the United States Treasury zero coupon risk-free rates with the remaining terms equal to the time to maturity as of December 31, 2012 and 2013. The Company estimates the expected volatility based on the historical volatility of the Company’s common shares. The comparable yield to maturity is estimated based on the average yield of bonds with same credit rating of the Company with maturities close to the time to maturity as of December 31, 2012 and 2013.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2013 are summarized below:

	Fair value measurements at December 31, 2012 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Cash and cash equivalents
- Time deposits	676,476	—	—	676,476
- Restricted cash	150,462	—	—	150,462

Foreign currency / commodity / interest rate swap derivatives
- Financial liabilities	—	17,311	—	17,311

Conversion option of convertible bonds	—	—	7,908	7,908

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

31.	FAIR VALUE MEASUREMENTS (CONT’D)

	Fair value measurements at December 31, 2013 using:			Total fair value at December 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash and cash equivalents
- Time deposits	1,249,481	—	—	1,249,481	206,400
- Restricted cash	163,948	—	—	163,948	27,082

Foreign currency / interest rate swap derivatives
- Financial assets	—	26,632	—	26,632	4,399
- Financial liabilities	—	6,513	—	6,513	1,076

Conversion option of convertible bonds	—	—	14,013	14,013	2,315

The following is a reconciliation of the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013.

Conversion option of convertible bonds
(RMB’000)
Balance as of December 31, 2012	7,908
Unrealized loss	6,105

Balance as of December 31, 2013	14,013

The amount of realized or unrealized gain/loss is included in the consolidated statements of comprehensive loss in “Changes in fair value of conversion feature of convertible bonds.”

32.	SUBSEQUENT EVENTS

Issuance of ordinary shares

In January 2014, the Company issued 5,290,966 ADSs in a public offering, representing 26,454,830 of the Company’s ordinary shares. Total proceeds from this equity offering were approximately US$17.1 million.

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

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

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

SolarOne Nantong is an WOFE since its establishment in 2011. SolarOne Qidong became a WOFE in May 2006 and, therefore, is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although SolarOne Qidong was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after-tax profit to the General Reserve Fund in accordance with the joint venture agreements entered into among the then joint venture partners and the appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund were at the discretion of the board of directors.

For other subsidiaries incorporated in PRC, including SolarOne Technology, SolarOne Shanghai, Solar R&D, Solar Engineering, Nantong Hanwha I&E and Nantong Tech, the General Reserve Fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts.

The Group provided RMB4,456,000 statutory reserves for the year ended December 31, 2011. There were no statutory reserves provided for the year ended December 31, 2012 and 2013 as all of the Group’s PRC subsidiaries incurred net losses in these two years.

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries which are restricted from transfer amounted to RMB3,401,404,000 (US$561,871,913) as of December 31, 2013.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Balance Sheets

		As of December 31,
	Note	2012	2013	2013
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		3,216	4,671	772
Other receivables		98	98	16
Deferred expenses		3,969	4,155	686
Amount due from subsidiaries	b	3,600,276	3,480,154	574,881

Total current assets		3,607,559	3,489,078	576,355

Non-current assets:
Long-term deferred expenses	c	4,090	175	29

Total non-current assets		4,090	175	29

Total assets		3,611,649	3,489,253	576,384

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	d	11,654	14,987	2,476
Derivative contracts		8,127	—	—
Amount due to subsidiaries	b	21,073	20,441	3,377

Total current liabilities		40,854	35,428	5,853

Non-current liabilities:
Convertible bonds		368,590	470,357	77,697
Loss in excess of investments	a	454,862	1,093,073	180,563

Total non-current liabilities		823,452	1,563,430	258,260

Total liabilities		864,306	1,598,858	264,113

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 and 20,070,375 shares issued and outstanding at December 31, 2012 and 2013, respectively)		24	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and 1,000,000,000 shares authorized; 423,395,432 shares and 431,525,432 shares issued and outstanding at December 31, 2012 and 2013, respectively)		316	321	53
Additional paid-in capital		4,004,199	4,022,147	664,411
Accumulated deficit		(1,255,977)	(2,130,067)	(351,862)
Accumulated other comprehensive loss		(1,219)	(2,030)	(335)

Total shareholders’ equity		2,747,319	1,890,371	312,267

Total liabilities, redeemable ordinary shares and shareholders’ equity		3,611,649	3,489,253	576,384

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Statements of Comprehensive Loss

		For the year ended December 31,
	Note	2011	2012	2013	2013
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenues		—	—	—	—
Cost of revenues		—	—	—	—

Gross loss		—	—	—	—
Operating expenses		(20,574)	(7,753)	(10,355)	(1,710)

Operating loss		(20,574)	(7,753)	(10,355)	(1,710)

Share of loss from subsidiaries		(843,703)	(1,336,805)	(642,447)	(106,125)
Interest expenses – net		(142,404)	(118,680)	(133,585)	(22,067)
Changes in fair value of derivative contracts		(7,508)	(4,784)	6,564	1,084
Changes in fair value of conversion feature of convertible bonds		264,384	(5,692)	(6,105)	(1,008)
Loss on extinguishment of debt		—	(82,713)	—	—
Exchange losses		(180,299)	(7,651)	(88,973)	(14,697)

Loss before tax		(930,104)	(1,564,078)	(874,901)	(144,523)
Income tax expenses		—	—	—	—

Net loss		(930,104)	(1,564,078)	(874,901)	(144,523)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net cash used in operating activities	(56,383)	(41,176)	(2,500)	(413)

Net cash used in investing activities	(5,105)	(13,001)	(11,338)	(1,873)

Net cash provided by financing activities	40,449	50,623	15,293	2,527

Net increase (decrease) in cash and cash equivalents	(21,039)	(3,554)	1,455	241
Cash and cash equivalents at the beginning of year	27,809	6,770	3,216	531

Cash and cash equivalents at the end of year	6,770	3,216	4,671	772

Notes to the Condensed Financial Statements of the Company

(a)	Basis of presentation

In the Company-only condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Notes to the Condensed Financial Statements of the Company (Cont’d)

(a)	Basis of presentation (Cont’d)

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of profit (loss) from subsidiaries” on the condensed statements of comprehensive income. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiary’s cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiary’s losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized RMB1,093,073,000 (US$180,562,796) of its share of cumulative losses in excess of its investment in “Losses in excess of investments” as of December 31, 2013 (2012: RMB454,862,000).

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b)	Related party transactions and balances

As of December 31, 2012 and 2013, the Company paid on behalf of its subsidiaries of RMB3,600,276,000 and RMB3,480,154,000 (US$574,880,486), respectively, and subsidiaries of the Company paid on behalf the Company of RMB21,073,000 and RMB20,441,000 (US$3,376,613), respectively.

For the years ended December 31, 2012 and 2013, the Company paid on behalf of its subsidiaries of RMB34,466,000 and RMB9,775,000 (US$1,614,715), respectively, and subsidiaries of the Company paid operating expenses, interest expense and consideration for repurchase of convertible bonds of RMB359,325,000 and RMB129,265,000 (US$21,353,057), respectively, on behalf of the Company.

As of December 31, 2012 and 2013, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

(c)	Long-term deferred expenses

The long-term deferred expenses as of December 31, 2012 and 2013 mainly included the cost related to issuance of convertible bonds (Note 22) amortized over 7 years using the effective interest rate method since January 2008. These issuance costs have been recorded as “Long-term deferred expenses.” As of December 31, 2012 and 2013, the unamortized costs recorded in long-term deferred expenses related to the issuance of convertible bonds amounted to RMB4,080,000 and RMB166,000 (US$27,421), respectively.

(d)	Accrued expenses and other payables

As of December 31, 2012 and 2013, other payables mainly included interest payable to the holders of the convertible bonds of RMB10,068,000 and RMB9,766,000 (US$1,613,228), respectively.

HANWHA SOLARONE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Notes to the Condensed Financial Statements of the Company (Cont’d)

(e)	Commitments

The Company did not have any significant commitments or long-term obligations, other than the convertible bonds, as of December 31, 2012 or 2013.

(f)	Convenience translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.