Form 20-F
period 2014-12-31
Hanwha Q CELLS Co., Ltd.
filed 2015-04-17
CIK 1371541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 1- 33208

HANWHA Q CELLS CO., LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea

(Address of Principal Executive Offices)

Mr. Jung Pyo Seo

Chief Financial Officer

Telephone: +82-2-729-2930

Fax: +82-2-729-1372

Hanwha Building,

86 Cheonggyecheon-ro,

Jung-gu, Seoul, Korea

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

498,112,985 Ordinary Shares, par value US$0.0001 per share, as of December 31, 2014

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

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADSs” are to American depositary shares, each of which represents five ordinary shares;

•	“AUD” are to Australian Dollar, the official currency of Australia;

•	“BNEF” are to Bloomberg New Energy Finance;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic (“PV”) products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“EUR” are to Euros, the official currency of the European Union;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“Hanwha Chemical” are to Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of Korea, which owns 100% of Hanwha Solar;

•	“Hanwha Solar” are to Hanwha Solar Holdings Co., Ltd., a holding company incorporated in the Cayman Islands that currently owns approximately 94.0% of our outstanding ordinary shares;

•	“Hanwha SolarOne” are to Hanwha SolarOne Co., Ltd., our previous name prior to our name change in February 2015 to Hanwha Q CELLS Co., Ltd., and its consolidated subsidiaries, without including Q CELLS, which will be used to describe historical results of operations and financial condition of Hanwha SolarOne Co., Ltd and its consolidated subsidiaries prior to the acquisition of Q CELLS;

•	“JPY” are to the legal currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“MW” refers to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this annual report, it is assumed that, based on a yield rate of 97%, 420,000 125 mm x 125 mm or 233,645 156 mm x 156 mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125 mm x 125 mm and 156 mm x 156 mm PV cell generates 2.4 W and 4.28 W of power, respectively, and that each PV module contains 72 125 mm x 125 mm PV cells, 60 156 mm x 156 mm PV cells or 72 156 mm x 156 mm PV cells;

•	“MYR” are to the legal currency of Malaysia;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•

“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share we do not consider outstanding: (i) the remaining 4,014,075 ADSs we issued to facilitate the

i

convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

•	“SolarOne Hong Kong” are to Hanwha SolarOne Hong Kong Limited;

•	“SolarOne Qidong” are to Hanwha SolarOne (Qidong) Co., Ltd., our wholly owned operating subsidiary in China;

•	“Q CELLS” are to Hanwha Q CELLS Investment Co., Ltd., a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries, including Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia SDN. BHD. and Hanwha Q CELLS Australia Pty Ltd., collectively; it does not include certain affiliates that have “Q CELLS” in their names, including Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are not consolidated subsidiaries of Hanwha Q CELLS Investment Co., Ltd. and have not been acquired by us;

•	“W” are to watt, a unit of power-generating capacity or consumption;

•	“we,” “us,” “our company,” the “company” and “our” refer to Hanwha Q CELLS Co., Ltd., formerly known as Hanwha SolarOne, and its consolidated subsidiaries; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

We completed the initial public offering of 12,000,000 ADSs, each representing five ordinary shares, on December 26, 2006. On December 20, 2006, we listed the ADSs on the Nasdaq Global Market, which are traded under the symbol “HQCL.”

On January 29, 2008, we offered US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and received net proceeds of US$167.9 million. Concurrently with the offering of these convertible notes, we offered 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. A portion of these ADSs were subsequently repurchased as described below.

From July 17, 2008 to August 12, 2008, we issued and sold 5,421,093 ADSs with an aggregate sale price of US$73.9 million.

From September 17, 2009 to November 18, 2009, we issued and sold 3,888,399 ADSs with an aggregate sale price of US$23.1 million.

In September 2010, we issued and sold to Hanwha Solar 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. A portion of these ordinary shares were subsequently repurchased as described below. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a holding company incorporated in the Cayman Islands, is a wholly owned subsidiary of Hanwha Chemical Corporation, or Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products.

ii

In November 2010, we issued and sold 9,200,000 ADSs with an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million.

In October 2011, we repurchased and cancelled 5,005,536 ADSs and the ordinary shares represented by such ADSs, which were issued pursuant to a share issuance and repurchase agreement dated January 23, 2008 to facilitate our convertible notes offering in January 2008, from Morgan Stanley & Co. International PLC. We also repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar. These ADSs and ordinary shares were repurchased at par value of US$0.0005 per ADS and US$0.0001 per ordinary share, respectively.

In 2012, we repurchased our 2018 convertible notes in a total principal amount of US$71.9 million.

From November 15, 2013 to January 29, 2014, we issued and sold 6,716,966 ADSs with an aggregate sale price of US$21.5 million.

In January 2015, we repurchased our 2018 convertible notes in a total principal amount of US$86,060,000 pursuant to the holders’ exercise of the put right under the terms of the 2018 convertible notes. After this repurchase pursuant to the exercise of the put right, US$15,000 principal amount of the 2018 convertible notes remains outstanding.

In February 2015, we issued 3,701,145,330 ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became a wholly-owned subsidiary of us. As a result of the transaction, Hanwha Solar’s ownership of our ordinary shares increased from approximately 45.7% to approximately 94.0%. In connection with the transaction, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015.

iii

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data of Hanwha SolarOne have been derived from its audited consolidated financial statements. Its selected consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and its consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from its audited consolidated financial statements for the relevant periods included elsewhere in this annual report. Hanwha SolarOne’s consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2011 and its consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from its audited consolidated financial statements, which are not included or incorporated by reference in this annual report.

The following selected consolidated financial information are qualified by reference to the financial statements of Hanwha SolarOne referred to above and the related notes. Hanwha SolarOne’s consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Hanwha SolarOne’s historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2010	2011	2012	2013		2014
Hanwha SolarOne	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Consolidated Statement of Comprehensive Income Data
Net revenues	7,548.5	6,416.5	3,678.4	4,725.7	761.6	4,837.0	779.6
Cost of revenues	(5,869.5)	(6,633.5)	(4,003.9)	(4,390.7)	(707.7)	(4,426.7)	(713.5)

Gross profit (loss)	1,679.0	(217.0)	(325.5)	335.0	53.9	410.3	66.2
Operating expenses	(494.5)	(879.3)	(855.1)	(741.7)	(119.5)	(608.9)	(98.1)

Operating profit (loss)	1,184.5	(1,096.4)	(1,180.6)	(406.7)	(65.6)	(198.6)	(31.9)

Income (loss) before income taxes	1,055.3	(1,075.0)	(1,547.6)	(616.4)	(99.3)	(638.6)	(102.9)
Income tax benefit/(expenses)	(298.0)	144.9	(15.3)	(257.7)	(41.5)	11.9	1.9
Net income (loss)	757.4	(930.1)	(1,562.9)	(874.1)	(140.8)	(626.7)	(101.0)
Net income (loss) attributable to shareholders per share
—Basic	2.43	(2.21)	(3.70)	(2.06)	(0.33)	(1.37)	(0.22)
—Diluted	2.36	(2.21)	(3.70)	(2.06)	(0.33)	(1.37)	(0.22)
Number of shares used in computation of net income (loss) per share
—Basic	311,263,308	420,325,701	422,167,505	423,675,429	423,675,429	456,720,654	456,720,654
—Diluted	357,272,605	420,325,701	422,167,505	423,675,429	423,675,429	456,720,654	456,720,654
Net income (loss) per ADS
—Basic	12.17	(11.05)	(18.51)	(10.32)	(1.66)	(6.85)	(1.10)
—Diluted	11.82	(11.05)	(18.51)	(10.32)	(1.66)	(6.85)	(1.10)
Number of ADS used in computation of net income (loss) per ADS
—Basic	62,252,662	84,065,140	84,433,501	84,735,086	84,735,086	91,344,130	91,344,130
—Diluted	71,454,521	84,065,140	84,433,501	84,735,086	84,735,086	91,344,130	91,344,130

	As of December 31,
	2010	2011	2012	2013		2014
Hanwha SolarOne	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,630.8	1,976.6	676.5	1,249.5	201.4	987.3	159.1
Other current assets	3,330.5	3,102.7	3,043.3	2,712.8	437.2	3,498.9	563.9

Total current assets	4,961.3	5,079.3	3,719.8	3,962.3	638.6	4,486.2	723.0
Fixed assets—net	2,084.0	4,716.0	4,779.9	4,482.7	722.5	4,587.2	739.3
Land use rights—net	205.8	335.0	335.0	272.4	43.9	266.2	42.9
Other non-current assets	588.0	270.7	316.6	144.5	23.3	58.7	9.5

Total non-current assets	2,877.8	5,321.7	5,431.5	4,899.7	789.7	4,912.2	791.7
Total assets	7,839.1	10,401.0	9,151.3	8,861.9	1,428.3	9,398.3	1,514.7

Short-term bank borrowings	318.9	1,764.3	1,162.4	1,105.6	178.2	1,393.6	224.6
Long-term bank borrowings, current portion	215.0	242.6	467.2	234.1	37.7	1,578.7	254.4
Convertible bonds	—	—	—	—	—	520.0	83.8
Other current liabilities	1,262.5	2,164.1	2,045.9	2,031.5	327.4	2,292.1	369.5

Total current liabilities	1,796.4	4,171.0	3,675.5	3,371.2	543.3	5,784.4	932.3
Long-term bank borrowings	135.0	1,352.4	2,285.1	2,446.1	394.2	1,549.3	249.7
Long-term notes	—	—	—	609.7	98.3	611.9	98.6
Long-term payable	—	50.0	50.0	50.0	8.1	50.0	8.1
Convertible bonds	687.4	498.6	368.6	470.4	75.8	—	—
Other non-current liabilities	26.0	25.4	24.8	24.1	3.9	26.2	4.2
Total non-current liabilities	848.4	1,926.4	2,728.5	3,600.3	580.3	2,237.4	360.6

Total liabilities	2,644.8	6,097.4	6,404.0	6,971.5	1,123.6	8,021.8	1,292.9

Redeemable ordinary shares	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Total shareholders’ equity	5,194.3	4,303.6	2,747.3	1,890.4	304.7	1,376.5	221.9

Total liabilities, redeemable ordinary shares and shareholders’ equity	7,839.1	10,401.0	9,151.3	8,861.9	1,428.3	9,398.3	1,514.7

N/M = Not material.

Other Financial Data

	Year Ended December 31,
Hanwha SolarOne	2010	2011	2012	2013	2014
Gross margin	22.2%	(3.4)%	(8.8)%	7.1%	8.5%
Operating margin	15.7%	(17.1)%	(32.1)%	(8.6)%	(4.1)%
Net margin	10.0%	(14.5)%	(42.5)%	(18.5)%	(13.0)%

	Year Ended December 31,
	2010	2011	2012	2013		2014
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Depreciation and amortization	187.6	218.6	373.2	436.1	$70.3	441.9	$71.2
Capital expenditures(1)	634.5	2,400.5	534.5	421.4	$67.9	389.1	$62.7

(1)	Means net cash used in investing activities subtracted by other cash used in investing activities.

Other Operating Data

	Year Ended December 31,
	2010	2011	2012	2013	2014
Hanwha SolarOne	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)(1)	797.9	844.4	829.8	1,280.3	1,465.5

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(RMB/ W)	(US$/ W)	(RMB/ W)	(US$/ W)	(RMB/ W)	(US$/ W)	(RMB/ W)	(US$/ W)	(RMB/ W)	(US$/ W)
Average selling price of PV modules (excluding PV module processing)(1)	11.58	$1.87	8.87	$1.43	4.47	$0.72	4.10	$0.66	3.85	$0.62

(1)	In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS.

Exchange Rate Information

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2014 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2046 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Risk Factors—Risks Related to Our Company—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Risk Factors—Risks Related to Our International Operations—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of the ADSs. On April 10, 2015, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2082 to US$1.00.

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

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
October 2014	6.1124	6.1251	6.1107	6.1385
November 2014	6.1429	6.1249	6.1117	6.1429
December 2014	6.2046	6.1886	6.1490	6.2256
2015 (through April 10, 2015)
January 2015	6.2495	6.2181	6.1870	6.2535
February 2015	6.2695	6.2518	6.2399	6.2695
March 2015	6.1990	6.2386	6.1955	6.2741
April 2015 (through April 10, 2015)	6.2082	6.1989	6.1930	6.2082

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Industry

Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trends.

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions. During the second half of 2008 and the first half of 2009, many of our key markets, including Germany, Spain and the United States, and other national economies experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. During the global financial crisis, many of our customers and many end-users of our PV products experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased. As a result, they changed their decision or changed the timing of their decision to purchase our PV products. In 2010, as the effect of the global financial crisis subsided, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand for solar power products.

Since 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing have caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global financial crisis. These market conditions were exacerbated by an oversupply of PV products driven by increased manufacturing capacity, which adversely affected the prices of PV products. Although the global economy has improved since 2011, the demand for solar modules in Europe fell around 46% to 9.7 GW in 2013 from 17.8 GW in 2012, which further declined to 6.6 GW in 2014, according to BNEF. As a result, many solar power producers that typically purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

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

The average selling price of our PV products may continue to decrease, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion. As a result, this state of oversupply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. Oversupply conditions across the value chain, together with difficult conditions in Europe, have put continued pressure on average selling prices. According to BNEF, the industry-wide average selling price of PV modules per watt was US$0.76/W, US$0.70/W and US$0.64/W in 2012, 2013 and 2014, respectively. While the challenging industry environment since 2012 caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them, the state of industry-wide oversupply continued despite such production cuts and consolidations, and may continue to exist, which would have a negative impact on the average selling prices of our PV products.

In addition, the average selling prices of PV products have shown a declining trend historically and are expected to continually decline with time irrespective of industry-wide fluctuations in supply and demand as a result of, among other factors, technological advancements and cost reductions. If the average per-watt selling price for our PV products decreases faster than we are able to reduce our per-watt manufacturing costs, our gross margins would decrease and our results of operations and financial condition may be adversely affected.

Increases in the prices of raw materials, including polysilicon and silicon wafers, may adversely impact our business and results of operations.

Raw materials used in the production of solar cells and modules include silicon-related materials, silver paste and aluminum frames, among others. Among them, silicon-related materials such as polysilicon and silicon wafers are the most important raw materials used in the production of our PV products. Prior to mid-2008, there was an industry-wide shortage of silicon. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. According to Bloomberg, spot prices for polysilicon fell from a peak of over US$120 per kilogram in the first quarter of 2009 to approximately US$55 per kilogram at the end of 2009. Although the silicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the silicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline, reaching a historical low of approximately US$14 per kilogram in November 2012. While the price has improved slightly since, it remained low through 2013 and 2014. According to BNEF, the industry-wide average spot price of solar grade polysilicon was approximately US$19.13 per kilogram in the week of February 23, 2015.

We cannot guarantee that the price of silicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely affect our business and results of operations.

The reduction or elimination of government subsidies and economic incentives for solar energy applications could have a material adverse effect on our business and prospects.

We believe that the growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of the solar energy market, which could decrease demand for our products and reduce our revenue.

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, Germany, Spain, Italy, the United States, Australia, China, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on traditional forms of energy. However, a number of these government economic incentives are set to be reduced and may be reduced further, or eliminated, for political, financial or other reasons, which will be difficult for us to predict. For instance, the German government has continuously reduced feed-in-tariffs since 2009 and the Japanese government reduced feed-in-tariffs applicable to solar projects of 10kW or more from JPY40 per kWh for the fiscal year 2012 to JPY36 per kWh for the fiscal year 2013 and JPY32 per kWh for the fiscal year 2014. In addition, the regulatory changes in Japan proposed in December 2014 that, among others, reduce utility providers’ obligation to purchase electricity produced by renewable energy sources and expand utility providers’ power to curtail output from solar installations up to 360 hours a year could adversely affect the solar demand in Japan. See “Item 4. Information on the Company—B. Business Overview—Regulation”. Germany accounted for 40.5%, 14.7% and 14.3% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 18.0% and 10.5% of Q CELLS’ net revenues in 2013 and 2014, respectively. Japan accounted for 6.7%, 25.0% and 23.2% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 43.8% and 50.3% of Q CELLS’ net revenues in 2013 and 2014, respectively.

Political changes or fiscal difficulties in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for solar energy applications, especially those in our target markets, could cause demand for our products and our net revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to compete in the highly competitive PV market, our revenue and profits may decrease and we may lose market share.

The PV market is very competitive. We face competition from a number of PV manufacturers and downstream service providers, including Yingli Green Energy Holding Co., Ltd., Trina Solar Limited, First Solar, Inc., JinkoSolar Holding Co., Ltd., Canadian Solar Inc., JA Solar Holdings Co., Ltd. and SunPower Corporation. We believe that the principal competitive factors in the markets for our PV cells and modules are:

•	price;

•	product offerings and quality of products including conversion efficiency;

•	strength of supply chain and distribution network;

•	manufacturing capacity and capacity utilization;

•	financial stability of the manufacturer;

•	after-sales services; and

•	brand name recognition.

Some of our current and potential competitors may have longer operating histories, access to larger customer bases and resources and significantly greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products.

We believe that the principal competitive factors in the downstream markets in which we compete are:

•	financing capabilities;

•	sales and marketing network;

•	knowledge and understanding of local regulatory requirements; and

•	track records and reputation in the relevant local market.

Our PV downstream business has a relatively short history compared to some of our competitors and we may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully expand our PV downstream business. In addition, our competitors owned or controlled by local persons or entities may be more competitive when obtaining government support, local financing or otherwise expanding in the respective local markets. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

Declines in the prices of other energy sources, including oil and natural gas, could have a material adverse effect on the demand for PV products and our business and prospects.

The PV market in general competes with other sources of renewable energy as well as conventional power generation. Electricity is generated from a variety of sources, primarily including coal, natural gas, hydro power, nuclear power, oil and wind, and the demand for PV products are affected by the prices of these non-solar energy resources. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors, including global economic conditions and demand for energy resources, the level of investment by government and private enterprises in exploration and production activities and the degree of success of such activities in increasing the global supply, government regulations and policies concerning the energy sector and political developments in resource-producing countries or regions. Since the second half of 2014, the market prices of oil and natural gas have significantly declined due to, among others, an increase in supply from shale explorations in the United States, as well as continued high level of production in Middle-East countries and Russia and weak global economic outlook. Such decline in the prices of oil and natural gas could negatively affect the demand for PV products by reducing the cost of generating electricity from these sources and by undermining government and public support for the use of renewable energy sources.

If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could be materially and adversely affected.

Our success depends on our ability to respond to rapid market changes in the PV industry, including by developing new technologies and offering additional products and services, which exposes us to a number of risks and uncertainties.

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

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not increase or may even decline, and our revenue and profitability would be reduced.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology, in particular the type of PV technology that we have adopted, proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to be profitable. In addition, demand for PV products in our targeted markets, including China, Japan, the United States and the European Union, or EU, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

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

Existing regulations and policies governing the electric utility industry, as well as changes to regulations and policies affecting PV products, may adversely affect demand for our products and materially reduce our revenue and profits.

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

The growth of distributed solar power generation market is subject to uncertainties.

Distributed solar power generation refers to generating solar energy through small-scale grid-connected PV devices such as rooftop PV installations, which offers a number of advantages over large, centralized solar farms, such as less need for new transmission capacity, scalability and ease of installation. Distributed solar power generation has shown strong growth in certain countries, especially in China, where the Chinese government in 2012 announced policies strongly encouraging distributed solar power generation, and in early 2014 set an annual installation target of 8 GW for 2014.

However, the growth of distributed solar power generation market is subject to various uncertainties. The distributed solar power generation market is still primarily driven by government incentives, such as government subsidies and feed-in tariff. If such incentive programs are reduced or eliminated, the market for distributed solar power generation could be negatively impacted. In addition, many distributed solar power generation systems are established on the leased rooftops of commercial buildings. Since the ownerships of such rooftops typically do not belong to the solar generation companies, the operation of PV devices on such rooftops may be materially and adversely affected as a result of unforeseen situations or situations beyond the control of solar power generation companies, including early termination of the lease agreement between the solar power generation company and the owner of the rooftop, or foreclosure of the buildings by the creditor of the owner of such building in accordance with the mortgage on such building. Additionally, as it usually takes at least multiple years to break even from distributed solar power generation, the operation of distributed solar power generation is subject to long-term market and credit risks including the risk of not being able to finance or refinance loan from lender or not being able to generate sufficient cash on a continuous basis to support the operation on a long term basis. Due to these factors, it may be difficult to transfer a completed distributed solar power generation project to a third party, which adversely affects the liquidity of investments in these projects.

Risks Related to Our Company

Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.

In response to increasing trade tensions in the international solar market, especially in the United States and the EU solar markets, we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable anti-dumping duty (“AD”) and countervailing duty (“CVD”) proceedings. However, we cannot guarantee that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for AD and CVD enforcement.

United States. In October 2011, a trade action was filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) by seven U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells (“CSPV”) of selling their products produced in

China into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities.

On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells from Chinese producers had caused material injury to the U.S. CSPV industry. Finally, on December 7, 2012, the USDOC issued AD and CVD orders. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%.

Actual AD and CVD ultimately due are determined by the USDOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the AD and CVD orders upon request, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that SolarOne Qidong be reviewed in both the AD and CVD cases.

In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the AD and CVD reviews of SolarOne Qidong. As a consequence, its AD and CVD rates remained unchanged and the previous AD deposits paid on entries into the U.S. made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, CVD deposits paid on entries into the U.S. made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of SolarOne Qidong’s AD entries made during the period from December 1, 2013 to November 30, 2014 or of its CVD entries made during the period from January 1 to December 31, 2013 was made to the USDOC.

On December 31, 2013, SolarWorld Industries America, Inc. filed new antidumping cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, and (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the “AD investigation”) and/or that PRC exporters were receiving actionable subsidies (the “CVD investigation”). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including products imported from SolarOne Qidong and SolarOne Hong Kong, to pay AD and/or CVD deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s AD investigation of subject CSPV products from China, the USDOC applied an AD deposit rate of 52.13% to SolarOne Qidong and SolarOne Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s AD investigation of subject CSPV products from Taiwan, the USDOC applied an AD deposit rate of 19.50% to SolarOne Qidong and SolarOne Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the CVD investigation and final order, the USDOC applied a CVD deposit rate of 38.43% to SolarOne Qidong and SolarOne Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

Moreover, entries of subject CSPV products made before USITC’s final determination are potentially subject to different AD and CVD rates than those identified in the USDOC final orders. In connection with the CVD investigation, U.S. Customs and Border Protection (“CBP”) has continued to suspend liquidation of unliquidated CVD deposits of 26.89% for entries of subject cells from the PRC entering the United States on or after June 10, 2014 (the date on which USDOC published its preliminary CVD determination) but before October 8, 2014 (the date on which USDOC instructed CBP to discontinue the suspension of liquidation).

Similarly, in connection with the AD investigations, CBP will continue to suspend liquidation of unliquidated AD deposits of 42.33% for entries of PV products from China and 24.23% for entries of PV products from Taiwan entering the United States on or after July 31, 2014 (the date on which USDOC published its preliminary AD determination) but before January 28, 2015 (the date provisional measures expires).

The ultimate liability for entries made during these periods (which is the liability of the importer of record) will not be assessed until the completion of the first administrative review. Specifically, the importers’ ultimate liability for AD and/or CVD will not be known until the completion of administrative reviews, the first of which is not expected to be initiated until February 2016. The final results of the first administrative review are expected to be determined in 2017 and the USDOC will assess the importers’ final liability for entries made during these respective periods at that time.

European Union. On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit their export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and Hanwha SolarOne has been allocated a portion of the quota. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy regulations that were published on December 5, 2013. Finally, it should be noted that wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at SolarOne Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. As of the date of this annual report, we have not received any written decision from the European Commission regarding the verifications.

It is also possible that other AD or CVD or other import restrictive proceedings may be initiated in other jurisdictions. In December 2014, Canada initiated AD and CVD investigations against certain PV modules and laminates originating in or exported from China. We cannot guarantee that the proceeding will be determined in our favor. We also cannot guarantee that in those proceedings involving us, we will get the most favorable AD or CVD rates in comparison with our competitors. In addition, if such proceedings were successfully pursued in jurisdictions where we export the majority of our products, our business, financial condition and results of operations and prospects could be materially and adversely affected. Violations of laws of AD and CVD can result in significant additional duties imposed on exports of our products into these countries, which could increase our costs of accessing future additional markets.

The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.

On July 18, 2013, the Ministry of Commerce of People’s Republic of China (“MOFCOM”), issued a preliminary ruling imposing provisionary anti-dumping duties commencing on July 24, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing anti-dumping duties, commencing on January 20, 2014, on certain importers of solar grade polysilicon products from the United States and Korea, based on its determination of the dumping margin of the relevant original manufacturer. On September 16, 2013, MOFCOM issued a preliminary ruling imposing provisionary countervailing duties, commencing on September 20, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing countervailing duties commencing on January 20, 2014 on certain importers of solar grade polysilicon products from the United States, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer.

MOFCOM also commenced anti-dumping and anti-subsidy investigations on certain importers of solar grade polysilicon products from the European Union, and, on October 31, 2013, MOFCOM extended the deadline of the investigation to May 1, 2014. On April 30, 2014, MOFCOM issued a final ruling imposing anti-dumping duties, commencing on May 1, 2014 and ending on April 30, 2016, on certain importers of solar grade polysilicon products from the European Union, based on its determination of the dumping margin of the relevant original manufacturer. In addition, on April 30, 2014, MOFCOM issued a final ruling imposing countervailing duties, commencing on May 1, 2014 and ending on April 30, 2016, on certain importers of solar grade polysilicon products from the European Union, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer. Since polysilicon is one of our major raw materials for the production of PV products in China and we obtain a portion of our polysilicon from sources outside of China, including Korea and European countries, if there is any AD or CVD imposed by MOFCOM on the polysilicon imported into China, whether retroactively or not, our cost of production for solar modules may be adversely affected. In addition, any such AD or CVD imposed on polysilicon could increase the market price of polysilicon, thereby increasing our cost of production and adversely affecting our business and results of operations. Partly due to China’s anti-dumping and anti-subsidy investigations against the United States, Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012.

We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.

During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, Hoku Corporation and Hoku Materials, Inc. have failed to fulfill their delivery obligations under their multi-year framework polysilicon supply agreement entered into on November 19, 2007 and refused to return our prepayment of US$49 million. On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. for their failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. On July 2, 2013, Hoku Corporation and Hoku Materials, Inc. both filed for Chapter 7 Bankruptcy. We are continuing to pursue recovery of the prepayment. See “Our Business—Legal and Administrative Proceedings”.

There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings to which we are or may in the future be subject. Such legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. If there are any adverse judgments, our financial condition, results of operations and liquidity could be materially and adversely affected.

Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Hanwha SolarOne made advanced payments of RMB350.9 million, RMB314.1 million (US$50.6 million) and RMB222.2 million (US$35.8 million) to its suppliers as of December 31, 2012, 2013 and 2014, respectively, and Q CELLS made advance payments of US$8.7 million and US$13.1 million to its suppliers as of December 31, 2013 and 2014, respectively. Hanwha SolarOne recorded charges to cost of revenues of RMB170.0 million, RMB15.6 million (US$2.5 million) and nil in 2012, 2013 and 2014, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. In addition, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. Hanwha SolarOne recorded charges to general and administrative expenses of RMB50.0 million, nil and nil in 2012, 2013 and 2014, respectively, to provide for losses in relation to prepayments to suppliers that were in contractual default where we have termination rights that require repayment of the remaining deposits. In the event that a supplier fails to fulfill its delivery obligation or we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers.

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

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs and improving manufacturing productivity and processes, which requires us to achieve economies of scale by expanding and maintaining our manufacturing capacity. We currently plan to substantially expand our PV module processing capacity in Malaysia and Korea. However, we may not be able to expand our manufacturing capacity as planned, if we encounter unanticipated difficulties such as any failure to obtain the necessary financing or government approval. Even if we do expand our manufacturing capacity, there may not be sufficient customer demand for our solar power products to support our increased production levels. In that case, the overall utilization rate of our production facility will decline, which would negatively impact our profit.

We have, in the past, halted expansion in response to reduced demand. For example, one of our subsidiaries, Hanwha SolarOne Technology Co., Ltd. (“Hanwha SolarOne Technology”), owns approximately 639,785 square meters of land which is currently undeveloped. If such land is identified by competent government agencies as idle land under the applicable PRC laws, Hanwha SolarOne Technology may be subject to a fine of up to 20% of the land premium of such land or, if the land is determined to be idle for over two years, the relevant government agencies may reclaim the land. In addition, since we have halted expansion, our construction plans have been adversely affected and we may need to negotiate with the construction company to develop a new construction plan. If we are unable to reach a resolution, we may be engaged in legal proceedings to resolve the dispute.

We are also exploring ways to improve the quality of our PV products including the improvement of conversion efficiency rates of our PV products. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot guarantee that such efforts will improve the efficiency of manufacturing processes or yield improved products that are commercially viable. For example, we plan to produce multicrystalline passivated emitter rear contact (“PERC”) cells, which we sell under our “Q.ANTUM” brand and have higher conversion efficiency rates than traditional back surface field cells, at our Malaysian facilities. While we have succeeded in the commercial production of Q.ANTUM cells at our German facilities, there is no assurance that we will be successful in the commercial production of these cells at our Malaysian facilities.

If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our operating margins. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	our ability to maintain our quality level and keep pace with changes in technology;

•	our ability to source various raw materials on reasonable terms and timely basis;

•	our ability to adjust inventory levels to respond to rapidly changing market demand;

•	our ability to successfully position our assets to meet opportunities without incurring excessive costs;

•	delays in obtaining or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention and other resources to other matters.

If we are unable to establish or successfully make improvements to our manufacturing facilities, improve our product quality or reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.

Our downstream PV business has a relatively short history. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects.

In response to the rapidly evolving conditions in the PV industry, Q CELLS has expanded into the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, since 2007, while Hanwha SolarOne started to expand into the PV downstream business in 2010. Our current business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our profit margin. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the PV downstream sector. We cannot guarantee that we will succeed in expanding our PV downstream business.

Our ability to successfully implement our strategy to expand the PV downstream business is subject to various risks and uncertainties, including:

•	our relatively short history in the PV downstream business;

•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;

•	the need to recruit additional skilled employees, including technicians and managers at different levels;

•	the need to grant longer credit terms to our customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with our traditional PV manufacturing business;

•	potential conflict with our downstream customers as a result of our direct competition with them in the PV downstream business; and

•	new risks associated with PV downstream business yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate our PV downstream business and achieve the expected value of vertical business integration. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects.

We may encounter various risks and uncertainties in our PV downstream business, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our results of operations and business prospects.

Historically, manufacturing of PV products accounted for most of our revenues. However, in recent years, we have increased investment in the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, and we plan to develop and expand this business further.

As a greater portion of our revenues is derived from our PV downstream business, we will be increasingly exposed to the risks associated with this business. Furthermore, our future success depends on our ability to expand our solar power project development pipelines, which are essential in expanding our PV downstream business. The PV downstream business involves various risks and uncertainties. We may be required to invest significant amounts of capital for land and interconnection rights, preliminary engineering, licenses and permits, legal and other expenses before we can determine whether a project is feasible. Developing and completing a particular project face various risks and uncertainties, including the following:

•	difficulties in identifying suitable sites in a timely manner;

•	difficulties in securing and receiving required governmental permits, licenses and approvals, such as land use rights, construction permits and approvals and satisfactory environmental assessments;

•	potential challenges from local residents, environmental organizations, and others who may not support the project;

•	difficulties in obtaining construction financing, including debt, equity and tax credits;

•	difficulties in receiving rights to interconnect to the electric grid;

•	difficulties in paying interconnection and other deposits, some of which may be non-refundable;

•	difficulties in negotiating satisfactory engineering, procurement and construction agreements;

•	unforeseen engineering problems; construction delays; subsurface land conditions; cost over-runs; shortage of labor, equipment and materials supply;

•	disruptions including labor strikes;

•	additional complexities when conducting project development or construction activities in foreign jurisdictions, including operating in accordance with the applicable local laws and customs;

•	difficulties and uncertainties in achieving expected returns or yields when we operate and manage solar projects of our own, including availability or success of various investment vehicles we may utilize such as YieldCo or Solar REIT; and

•	force majeure events, including adverse weather conditions and other events out of our control.

If we fail to address the above risks and uncertainties, our costs may be increased and construction of our projects may be delayed or even cancelled; therefore, our financial condition, results of operations and growth prospects may be materially and adversely affected.

We may be required to make significant upfront investment prior to commencing construction of solar power projects, which could adversely affect our business and results of operations.

It may take many months or years before our solar power plant development cycles can mature. As a result, we may be required to invest significant amounts of capital for land and interconnection rights, preliminary engineering, licenses and permits, legal and other expenses in advance of commencing construction, and the receipt of any revenue, much of which is not recognized for several additional months following contract signing.

Furthermore, we may not be able to simultaneously fund our other business operations and these system investments through our long project development cycles. Our liquidity may be adversely affected to the extent the project sales market weakens or we are not able to successfully complete the customer acceptance testing due to various reasons, such as technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us. Accordingly, our business and results of operations may be materially and adversely affected.

To expand our solar project development business, we must find and obtain land use rights for suitable solar project sites.

Solar projects require solar conditions that can only be found in a limited number of geographic areas and project sites. Further, large utility-scale solar projects must be interconnected to electricity transmission grids in order to deliver electricity. Once we have identified a suitable solar site, our ability to obtain requisite land use rights with respect to the site is subject to growing competition from other solar power producers that may have better access to local government support, financial or other resources to locate and obtain land use rights of such sites. Our competitors may impede our development efforts by acquiring control of all or a portion of a solar site we seek to develop. If we were unable to find or obtain land use rights for suitable solar sites, our ability might be harmed to develop new solar projects on a timely basis or at all, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of customers and countries for a high percentage of our revenues and the loss of, or a significant reduction in orders from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our operating margins.

We currently sell a substantial portion of our PV products to a limited number of customers and countries. Hanwha SolarOne’s five largest customers accounted for an aggregate of 29.8%, 53.5% and 62.0% of its net revenues in 2012, 2013 and 2014, respectively, and Q CELLS’ five largest customers accounted for an aggregate of 53.6% and 65.2% of its net revenues in 2013 and 2014, respectively. Hanwha SolarOne’s largest customer in 2012, 2013 and 2014 accounted for 7.6%, 25.0% and 23.2% of its net revenues, respectively, and Q CELLS’ largest customer in 2013 and 2014 accounted for an aggregate of 38.6% and 41.7% of its net revenues, respectively. Japan accounted for 6.7%, 25.0% and 23.2% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 43.8% and 50.3% of Q CELLS’ net revenues in 2013 and 2014, respectively. Germany accounted for 40.5%, 14.7% and 14.3% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 18.0% and 10.5% of Q CELLS’ net revenues in 2013 and 2014, respectively. In 2014, Japan, the PRC and Germany, and Japan, the United Kingdom and Germany, were the top three countries in terms of percentage contribution to net revenues of Hanwha SolarOne and Q CELLS, respectively. The loss of sales to any one of these customers or countries would have a significant negative impact on our business.

Sales to our customers are mostly made through non-exclusive arrangements. Any one of the following events may cause material fluctuations or declines in our net revenues and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of our competitors’ products;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers, including as a result of the insolvency or bankruptcy of our customers;

•	any adverse change in local policies toward solar projects in countries where we receive most orders;

•	any adverse change in the bilateral or multilateral trade relationships among China, Malaysia, Korea, Japan, the United States and European countries, particularly Germany;

•	any duty imposed on import of PV products as a result of anti-dumping measures or other measures against unfair trade practices; and

•	failure of any of our significant customers to make timely payment for our products.

We expect our operating results to continue to depend on sales to a relatively small number of customers or countries for a high percentage of our revenue for the foreseeable future, as well as the ability of these customers to sell PV products and services that incorporate our PV products.

Furthermore, our customer relationships have been developed over a relatively short period of time. We cannot be certain that these customers will continue to generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our customers and revenue.

We may be unable to collect payments from our customers on a timely basis or at all. If such collection problems occur, our business may suffer and our results of operations may be materially and adversely affected.

We face payment collection difficulties with respect to certain customers. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd. (“Guo Hua”), the owner of a PV project for which we acted as an engineering, procurement and construction (“EPC”) contractor, to pay a total amount of RMB92 million including, among others, overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract. On August 5, 2012, Guo Hua filed a counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested to terminate the EPC contract and demanded us to pay a total amount of approximately RMB187 million for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million plus interests for late payment at the rate of 8.33‰ per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award. See “Our Business—Legal and Administrative Proceedings”. There is no assurance that we will prevail in similar claims against our customers for payment collections and if we fail to succeed in such claims, we may not be able to recover the fees due to us, which may have a material adverse effect on our results of operations.

We enter into framework agreements with many of our customers that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain key sales terms of the framework agreements may be adjusted from time to time, and we have in the past re-negotiated some of our framework agreements which enabled us to address, without resorting to formal disputes, the disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such agreements. However, it may not always be in our best interests to re-negotiate our framework agreements and disagreements on terms may escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.

Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2012, 2013 and 2014, Hanwha SolarOne’s five largest silicon material suppliers supplied in the aggregate 72.4%, 76.7% and 87.4% respectively, of its total silicon and silicon wafer purchases. In 2013 and 2014, Q CELLS’ five largest silicon material suppliers supplied in the aggregate 99.9% and 97.2%, respectively, of its total silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

Our failure to obtain sufficient quantities of silicon-related materials in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

We depend on the timely delivery by our suppliers of silicon-related materials in sufficient volumes. Until mid-2008, there was an industry-wide shortage of silicon-related materials. Currently, the market is experiencing an over-capacity of silicon-related materials. While we do not believe a shortage of silicon-related materials will reoccur in the short term because of current market conditions and the expansion of silicon and silicon wafer manufacturing capacity in recent years, we cannot guarantee that market conditions will not again rapidly change or we will always be able to obtain sufficient quantities of silicon-related materials in a timely manner and at commercially reasonable prices. We may experience actual shortages of silicon-related materials or late or failed delivery for the following reasons:

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

The principal amount of Hanwha SolarOne’s total bank borrowings outstanding was RMB4,491.7 million (US$723.9 million) as of December 31, 2014, of which RMB1,363.6 million (US$219.8 million) were short-term bank borrowings and RMB1,578.7 million (US$254.4 million) were the current portion of long-term bank borrowings. In addition, Hanwha SolarOne had RMB611.9 million (US$98.6 million) in long-term notes as of December 31, 2014. The principal amount of Q CELLS’ total bank borrowings outstanding was US$119.5 million as of December 31, 2014 and it had MYR850 million (US$241.3 million, translated at the rate of 0.2859 U.S. dollar per one Malaysian Ringgit) in principal amount of long-term loan from the Malaysian government with a book value of US$165.3 million as of December 31, 2014. We may also incur additional indebtedness. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature;

•	triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable and other penalties;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing; and

•	putting pressure on the ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We may not be able to generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, to sell our assets, to reduce or delay our capital investments, or to seek additional equity or debt financing. We cannot guarantee that future financing will be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations and limit our ability to obtain the financing required to fund future capital expenditures and working capital. As a result, our ability to plan for, or react effectively to, changing market conditions may be adversely and materially affected.

In addition, a significant portion of our outstanding debt has been guaranteed by Hanwha Chemical in the past. However, the ability of Hanwha Chemical to guarantee our future financings is subject to various uncertainties, including its own financial condition and potential regulatory restrictions. If Hanwha Chemical cannot guarantee our future financings, our ability to obtain external financing could be adversely affected.

We require a significant amount of capital to fund our operations as well as meet future capital and investment requirements. If we cannot obtain additional capital when we need it, our operations, growth prospects and future profitability may be materially and adversely affected.

We typically require a significant amount of capital to fund our operations. We expect that our capital expenditures would substantially increase in 2015 to approximately US$215 million, which will be primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. In addition, we expect to invest approximately US$150 million in our PV downstream business in 2015. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. While we plan to fund our future capital and investment requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary, we cannot guarantee that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC, Korea, Germany, Malaysia and elsewhere in the world.

If we are unable to obtain necessary financing in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

Certain of our loan agreements and other debt instruments contain financial covenants that require the borrower or its guarantor to maintain certain financial ratios, and the failure to maintain such ratios could result in the acceleration of the maturity of our debt.

Certain of our subsidiaries have outstanding bank loans and other debt instruments that require such subsidiary or its guarantor, Hanwha Chemical, to maintain certain financial ratios that are tested semi-annually. Such debt instruments also contain standard cross-default provisions under which an event of default under one such instrument would trigger a right to accelerate payment under another instrument.

From time to time there have been a few instances where these financial ratios have not been met at the relevant measurement dates. In such cases, we have obtained waivers from the lenders to cure such defaults and avoid cross-acceleration of other debt instruments. In the future, we or our guarantor may similarly fail to maintain such financial ratios or violate other covenants contained in such debt instruments, and may not be able to obtain waivers for or otherwise cure such defaults, which may cause our indebtedness to become immediately due and payable.

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

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. The acquisition entails significant risks as described under “—Risks Related to Our Acquisition of Q CELLS.”

In addition, we are pursuing expansion into PV downstream business and we may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers. They would also require significant attention from our management, which could distract our management’s attention away from our existing business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies.

Strategic acquisitions, investments and alliances with third parties may be expensive to implement and could also subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Moreover, strategic acquisitions, investments and alliances subject us to the risk of non-performance by our counterparties to such arrangements, which may in turn lead to monetary losses that materially and adversely affect our business. As a result, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will be effective or beneficial for our business. Any difficulty or failure we face in this regard could have a material adverse effect on our market penetration, results of operations and profitability.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability or warranty claims against us could result in adverse publicity and potentially significant monetary damages.

Both Hanwha SolarOne and Q CELLS have provided long-term warranties for their PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Q CELLS has provided material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules, while Q CELLS has accrued warranty costs based on 0.5% of number of PV modules sold (which was decreased from

2.5% starting from the second half of 2013). The basis for the warranty accrual will be reviewed periodically based on actual experience.

In 2012, 2013 and 2014, Hanwha SolarOne incurred warranty costs of RMB33.1 million, RMB41.3 million (US$6.7 million) and RMB42.1 million (US$6.8 million), respectively. In 2013 and 2014, Q CELLS incurred warranty costs of US$12.1 million and US$4.9 million, respectively. As of December 31, 2012, 2013 and 2014, Hanwha SolarOne’s accrued warranty provision totaled RMB177.9 million, RMB181.4 million (US$29.2 million) and RMB176.3 million (US$28.4 million), respectively. As of December 31, 2013 and 2014, Q CELLS’ accrued warranty provisions totaled US$29.0 million and US$27.5 million, respectively.

If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. In addition, we may also suffer increased accounts receivables, as customers in certain circumstances refuse to accept and pay for defective products. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations. We may also incur significant expenses to defend any claims based on the warranty against defects.

For example, on September 30, 2014, a European customer initiated arbitration proceedings against Hanwha SolarOne (Qidong) Co., Ltd., one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from SolarOne Qidong between 2009 and 2011 were defective, claiming total damages of approximately US$240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, SolarOne Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, SolarOne Qidong filed its statement of defense. In each of its filings, SolarOne Qidong has denied all liability for the claims asserted against it. SolarOne Qidong intends to defend vigorously against the claims asserted in the arbitration. A hearing is currently scheduled to be held in May 2016.

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

As with other PV product manufacturers, we are exposed to risks associated with product liability claims if the use of the PV products we sell results in injury, death or damage to property. We cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. See “—We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.”

One of our existing shareholders has substantial influence over our company and its interests may not always be aligned with the interests of our other shareholders.

Hanwha Solar owns approximately 94.0% of our outstanding share capital, as of the date of this annual report. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, and has appointed a majority of our directors. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of the ADSs. In addition, without the consent of Hanwha Solar, we could be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders. Hanwha Group, a business group that controls Hanwha Solar, also has several subsidiaries in the solar industry. We depend to a certain extent on the support of Hanwha Group. For example, entities of Hanwha Group are our existing customers and we may also source raw materials from entities of Hanwha Group in the future. If Hanwha Group reduces its shareholding in our company or chooses to devote resources to other priorities, such as other companies in which it holds interests, including other companies in the solar industry, for any reason and not to us, our results of operations could be adversely affected. How Hanwha Group positions our company among its subsidiaries and other investments could have a material impact on our results of operations. Hanwha Group’s strategic plan involving our company may not always be aligned with the interests of our other shareholders.

Our business involves significant amount of related party transactions.

We are party to significant related party transactions between us and other member companies of Hanwha Group under which we, among other things, purchase raw materials and sell our PV products for distribution. Such transactions may be challenged by tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. Furthermore, in some instances we may not be able to discontinue such related party transactions even if we have better business opportunities with non-affiliated parties. If the related party transactions we are engaged do not benefit us as other available alternative transactions with non-affiliates would, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, implementation of intellectual property-related laws in certain countries in which we operate our business, including China, has historically been lacking, primarily because of ambiguities in the relevant laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in these countries may not be as effective as in the United States or other developed countries. Policing unauthorized use of our proprietary technologies can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. Furthermore, any such litigation may be costly and may divert management attention away from our business as well as require us to expend other resources. We have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technologies and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as disputes involving intellectual property become more common, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the United States, Japan, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

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

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of the date of this annual report, we had been granted 57 patents and 32 patent applications pending in China, 30 patents and 62 patent applications pending in Germany and 33 patents and 57 patent applications pending in other countries.

Because the protections afforded by our patents are effective only in the jurisdiction where we have registered our patents, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services or fail to recruit new qualified personnel.

Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional time and expenses to recruit, retain and integrate new directors and officers, particularly those with a significant PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In particular, Seong Woo Nam, Chairman and Chief Executive Officer, Jung Pyo Seo, Director and Chief Financial Officer, Dong Kwan Kim, Director and Chief Commercial Officer, and Jin Seog Choi, Director and Chief Technology Officer, have been crucial to the development of our strategic direction. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of the executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these directors and executive officers reside and hold some of their assets. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for personnel in the PV industry is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other PV technology companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

Any failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of the ADSs.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that the internal control over financial reporting of Hanwha SolarOne as of December 31, 2014 was effective. However, we cannot guarantee that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, natural disasters such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts of war, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, the coverage of such insurance is limited and it may not be able to fully cover losses caused by the business interruption.

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

The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “WEEE Directive”) requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment (the “RoHS Directive”) restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Failure to comply with the Directives could result in fines and penalties, inability to sell our PV products in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our International Operations

Our significant international operations expose us to a number of risks, and if we are unable to effectively manage these risks, our business may be materially and adversely affected.

We operate our primary manufacturing facilities in China and Malaysia, while we have our executive headquarters in Korea which relocated from China and have significant research and development operations in Germany. We sell our PV products and engage in PV downstream business internationally in all major markets, including the United States, Japan, Europe and China. Our significant international operations, including the production, marketing, distribution and sale of our PV products and services in many different countries expose us to a number of risks, including:

•	fluctuations in currency exchange rates among various currencies, including the U.S. dollar, Renminbi, Euro, Japanese Yen, Malaysian Ringgit and Korean Won;

•	difficulty and costs relating to compliance with different commercial, legal, regulatory and tax requirements in various countries in which we operate;

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, various countries and markets;

•	increased costs associated with maintaining marketing, sales and customer service activities in various countries;

•	difficulty in, and increased cost of, managing supply chains and logistics across various countries;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to conduct or expand our business globally would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Hanwha SolarOne’s historical financial statements are expressed in Renminbi, while Q CELLS’ historical financial statements are expressed in U.S. dollars. Starting with our 2015 financial statements, we plan to present our consolidated financial statements in U.S. dollars, which will be prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which would then be translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies.

In recent years, the exchange rates among Renminbi, the U.S. dollars, Japanese Yen and Euro have fluctuated significantly. In 2014, the Japanese Yen and Euro have significantly depreciated against Renminbi and the U.S. dollars and other currencies, which had a negative impact on our profit margin as a substantial portion of our sales is denominated in Japanese Yen and Euros. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

To the extent our foreign currency receivables are not matched with our foreign currency payables, we have entered into economic hedging transactions to mitigate the impact of short-term foreign currency fluctuations on our results of operations. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such transactions, our results of operations have historically been affected by exchange rate fluctuations and may continue to be affected. The effectiveness of our hedging transactions may be limited and we may not be able to successfully hedge all of our exposure. In addition, our estimates of future revenues that are denominated in foreign currencies may not be accurate, which could result in foreign exchange losses. Any default by the counterparties to these hedging transactions could also adversely affect our financial condition and results of operations.

Adverse changes in political, economic and regulatory policies in countries where we have significant operations could have a material adverse effect on our business.

Substantially all of our operations are conducted in China, Malaysia, Germany and Korea and some of our sales are made in these countries. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by political, economic and regulatory developments in these countries. Such developments include the introduction of new or more stringent labor and environmental regulations, increase in tax, increase in restrictions on the conduct of business and changes in interest rates, among others. Other political uncertainties include the risks of wars, terrorism, nationalization and expropriation.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, SolarOne Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE”). However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by SolarOne Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if SolarOne Qidong borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance SolarOne Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission (the “NDRC”), the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of SolarOne Qidong to obtain foreign exchange through debt or equity financing.

In addition, our operations in Malaysia are affected by foreign exchange policies of Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia which is the central bank of Malaysia. Under the current regulations issued by Bank Negara Malaysia, non-residents are free to repatriate any amount of funds in Malaysia at any time, including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to the applicable reporting requirements, and any withholding tax. However, in the event Bank Negara Malaysia introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or distributions from our Malaysian subsidiaries.

We face risks related to health epidemics and other outbreaks.

Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. In 2009, there were outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including China. In the past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. Any future outbreak of severe acute respiratory syndrome (“SARS”), avian flu, swine flu or other similar adverse public developments in China may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company headquartered in Korea and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC, Germany, Malaysia and Korea. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, the PRC, Germany, Malaysia or Korea would recognize or enforce judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws.

Labor laws in the jurisdictions where we operate may adversely affect our results of operations.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. In Malaysia, we employ a substantial number of foreign nationals as temporary workers and the employment of such foreign nationals requires approval by the Ministry of Home Affairs of Malaysia, which may impose conditions on the number, positions, duration of employment and the country of origin of the foreign workers.

In particular, on June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC (the “Labor Contract Law”), which became effective on January 1, 2008. On December 28, 2012, the PRC government promulgated the amendment to the Labor Contract Law, and such amendment became effective on July 1, 2013. The Labor Contract Law, as amended, imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law, as amended, could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

On January 14, 2014, the Ministry of Human Resources and Social Security of the PRC promulgated the Interim Provisions on Labor Dispatch (“Provisions on Labor Dispatch”), which took effect on March 1, 2014. The Provisions on Labor Dispatch provides, among other things, that an employer can hire temporary employees only for temporary, auxiliary and replaceable jobs. The number of temporary employees cannot exceed 10% of the total workforce. If the number of temporary employees exceeds 10% of the total workforce as of March 1, 2014, the employer shall, as a principle, adjust its employment plan and ensure such percentage be reduced to 10% or below no later than March 1, 2016. Before such percentage is adjusted to 10% or below, the employer shall not hire any new temporary employees. Our number of temporary employees is currently over 10% of our total workforce. We may not be able to reduce such percentage to 10% or below prior to March 1, 2016. As a result, we may not be able to retain any additional temporary employees and such inability to retain additional temporary employees could render us less competitive than other manufacturers, which may materially and adversely affect our financial condition and results of operation.

Special Risks Related to Our Chinese Operations

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax (the “EIT”), which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. The EIT also provided a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises transitioned to the uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the EIT, continued to be enjoyed until the end of the holiday. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. SolarOne Qidong has applied, and is currently waiting, for the renewal of its status as a “high and new technology enterprise” by the PRC government. If SolarOne Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.

Any reduction or elimination of the preferential tax treatments currently enjoyed by us may significantly increase our income tax expense and materially reduce our net income, which could have a material adverse effect on our financial condition and results of operations.

We face uncertainty with respect to the implementation of the PV Manufacturing Industry Qualification Standards in China.

On July 4, 2013, the China’s State Council issued the Several Opinions on Promoting the Healthy Development of the PV Industry, regulating the PV industry in China. In addition, on September 16, 2013, the Ministry of Industry and Information Technology of the PRC (“MIIT”), issued the PV Manufacturing Industry Qualification Standards, which became effective as of October 16, 2013. The MIIT standards outline certain requirements for PV manufacturers in China, aiming to reduce the overcapacity of production and promote the healthy development of the industry. For example, the MIIT standards provide detailed requirements for product quality and energy consumption and require that PV manufacturers invest no less than 3% of their annual total sales, and at least a minimum of RMB10 million, in their research and development activities and technology upgrades each year. New manufactures which fail to comply with the relevant requirements under the MIIT standards will not be approved for investment. Existing manufacturers which fail to comply with the relevant requirements will not be entitled to enjoy certain government preferential policies, such as the export tax rebate and domestic financial subsidies.

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

Limitations on the ability of our Chinese operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct substantially all of our business in China through our Chinese operating subsidiary, SolarOne Qidong, which is a limited liability company established in China. The payment of dividends, if any, by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. SolarOne Qidong is also required to set aside at least 10% of its annual after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, SolarOne Qidong is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if SolarOne Qidong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005 (the “SAFE notice”), requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, requiring overseas investment projects made by PRC entities to be approved by NDRC. The NDRC Rule also sets out the approval procedures for overseas investment projects of PRC individuals. However, uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment remain, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of an NDRC approval. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

We face uncertainties with respect to application of PRC tax rules on indirect transfer of equity interests in a PRC resident enterprise.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Bulletin 7”), which partially replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) issued by the State Administration of Taxation on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. If we transfer our equity interest in our PRC subsidiaries or when our non-resident investors transfer their shares, we or our non-resident investors may be taxed under Bulletin 7 and may be required to expend valuable resources to comply with Bulletin 7 or to establish that we or our non-resident investors should not be taxed under Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investment in us.

Hanwha SolarOne’s auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), and as such, investors may be deprived of the benefits of such inspection.

Ernst & Young Hua Ming LLP, Hanwha SolarOne’s independent registered public accounting firm that issued the audit reports included in Hanwha SolarOne’s annual reports filed with the SEC and in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because Ernst & Young Hua Ming LLP is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, it, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms in China, including Ernst & Young Hua Ming LLP, Hanwha SolarOne’s independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the initial administrative law decision to the SEC in February 2014.

In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

If the SEC imposes penalties such as suspension on Hanwha SolarOne’s independent registered public accounting firm as a result of its violation of the procedures agreed in the settlement with the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on Hanwha SolarOne’s financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended. Such a determination could ultimately lead to our delisting from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our Acquisition of Q CELLS

We may not realize the anticipated benefits of our acquisition of Q CELLS or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating Hanwha SolarOne’s and Q CELLS’ businesses.

Our ability to realize the anticipated benefits of our acquisition of Q CELLS, including, among other things, cost savings and operating efficiencies, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, will depend, to a large extent, on our ability to integrate the businesses of Hanwha SolarOne and Q CELLS. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of Hanwha SolarOne and Q CELLS. The integration process may disrupt the businesses and, if implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of our acquisition of Q CELLS. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of our acquisition of Q CELLS could cause an interruption of, or a loss of momentum in, the activities of the combined business and could adversely affect our results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in protecting our intellectual property rights in a larger company across multiple jurisdictions;

•	difficulties in maintaining the quality of our products and our brand value across our expanded product offerings;

•	unforeseen risk of adverse regulatory impact of the acquisition, such as the new imposition of, or an increase in, anti-dumping or countervailing duties on certain of our products;

•	challenges in keeping existing customers, obtaining new customers and minimizing any potential cannibalization between our product offerings; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of the businesses of Hanwha SolarOne and Q CELLS are integrated successfully, we may not realize the full benefits of the acquisition, including cost savings or growth opportunities that we expect within the anticipated time frame, or at all. Furthermore, additional unanticipated costs may be incurred in the integration of the businesses of Hanwha SolarOne and Q CELLS. All of these factors could negatively impact our results of operations, decrease or delay the expected benefit of the acquisition, and negatively impact the market price of our ADS. As a result, we cannot guarantee that the combination of the Hanwha SolarOne and Q CELLS businesses will result in the realization of the full benefits anticipated from the acquisition.

Q CELLS has a relatively short history out of bankruptcy proceedings. If Q CELLS is found liable for matters related to the bankruptcy proceedings, its financial condition and results of operations may suffer materially.

Q CELLS was incorporated in September 2012 and commenced its operations on October 16, 2012 following Hanwha Solar’s acquisition of Q CELLS’ business in October 2012 from Q Cells SE, which was in bankruptcy proceedings in Germany. As Q CELLS has a relatively short history out of the bankruptcy proceedings, Q CELLS may become subject to litigation, arbitration or other disputes or disagreements with parties directly or indirectly related to the bankruptcy proceedings. In case such litigation, arbitration or other disputes or disagreements occur, our financial condition and results of operations may be materially and adversely affected due to its incurrence of financial, managerial or other costs and distractions arising therefrom.

For example, in July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. The insolvency administrator claims that it is entitled to receive in aggregate approximately US$93.1 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees), while Q CELLS claims that it is only obligated to pay in aggregate approximately US$19.2 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees). The arbitration is currently pending at the arbitral tribunal. See “Our Business—Legal and Administrative Proceedings.”

There may be other claims against Q CELLS (and, thereby, against us) by various parties directly or indirectly related to the bankruptcy arising from matters related to contracts, labor, tax, environment or insurance, among others. We may not be able to foresee or defend ourselves against any or all of such claims without incurring substantial financial or other costs and, therefore, in case such claims materialize, our financial condition and results of operations may be materially and adversely affected.

Q CELLS’ relocation of its manufacturing facilities and restructuring of its workforce in Germany may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.

In March 2015, as part of our strategy to reduce manufacturing cost, Q CELLS has ceased the commercial production of PV cells and modules at its manufacturing facilities in Thalheim, Germany, which had annual production capacities of 230 MW of PV cells and 130 MW of PV modules as of December 31, 2014. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined. The transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period, and we may not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of our manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to our customers, increased costs and reduced revenues. In addition, there can be no assurances that the relocation of manufacturing facilities will generate the level of cost savings that Q CELLS has estimated going forward.

In connection with the relocation of its manufacturing facilities, Q CELLS is undergoing a restructuring of its workforce in Germany. The production transfer to other sites and the corresponding restructuring is estimated to lead to a reduction of the workforce in Germany by approximately 550 positions. Approximately 350 jobs will be maintained by Q CELLS in Germany. Since January 2015, Q CELLS has been negotiating with the works council representing the employees in Germany in order to reach an agreement on the terms and conditions of the restructuring program. In connection with the restructuring of its workforce, Q CELLS may be subject to disputes with its former employees and the related cost could have a material adverse effect on our business and results of operations.

Evaluating our business and prospects may be difficult because of our recent acquisition of Q CELLS, and our past results may not be indicative of our future performance.

Hanwha SolarOne began operations in August 2004 and shipped its first PV modules and its first PV cells in February 2005 and November 2005, respectively. In February 2015, we acquired Q CELLS, thereby expanding our business operations significantly. As a result, Hanwha SolarOne’s historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We expect to incur significant costs associated with the acquisition, the related restructuring of Q CELLS’ workforce and the integration of Hanwha SolarOne and Q CELLS, the exact magnitude of which is not yet known. Therefore, you should not rely on Hanwha SolarOne’s past results or our historic rate of growth as an indication of our future performance.

Risks Relating to Our Ordinary Shares and ADSs

The market price of the ADSs may be volatile.

The market price of the ADSs has exhibited, and may continue to exhibit, significant volatility. For the period from December 20, 2006 to April 15, 2015, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of US$0.77 per ADS to a high of US$40.19 per ADS. For the period from January 1, 2014 to April 15, 2015, the closing price of the ADSs on the Nasdaq Global Market has ranged from a low of US$0.92 per ADS to a high of US$4.24 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding legal proceedings, including patent litigation, or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	changes in international trade policies and international barriers to trade;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain provisions which may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to allot, issue, grant options, rights or warrants over or otherwise dispose of shares of our company with or without preferred, deferred, qualified or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and this would allow our board of directors to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying ordinary shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or otherwise prejudices any substantial right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying ordinary shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene an annual general meeting or any extraordinary general meeting calling for the passing of a special resolution is 20 days and the minimum notice period required to convene any other extraordinary general meeting is 14 days. When a general meeting is convened, you may not receive sufficient notice of the general meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to such shares in respect of any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to you or may dispose of such rights and make the net proceeds available to you. As a result, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We may be able to change the ratio of ADS to ordinary shares, which may affect the trading price of ADSs.

On April 6, 2015, we held an extraordinary general meeting of shareholders in which our shareholders approved an amendment to our memorandum and articles of association to delete the fixed ratio of five ordinary shares represented by one ADS. As a result of such amendment, we are able to change the ratio of ADS to ordinary shares by a resolution of our board of directors, which may have an impact on the trading price of the ADSs.

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

As a result of all of the above, our public shareholders and ADS holders may have more difficulty in protecting their interests in the face of actions taken against management, members of the board of directors or controlling shareholders than they would as shareholders or ADS holders of a U.S. public company.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominations committee consisting entirely of independent directors;

•	have director nominees be selected, or recommended for the board’s selection, either by independent directors or a nominations committee consisting entirely of independent directors;

•	obtain shareholder approval prior to the issuance of securities when the issuance will result in a change of control of us; or

•	obtain shareholder approval prior to the issuance of securities involving the sale or issuance of 20% or more of our ordinary shares for less than the greater of book or market value of the shares.

We intend to rely on these exemptions. See “Item 16.G. Corporate Governance”. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We do not currently expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2015, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Because PFIC status depends on the composition of a company’s income and assets, and the market value of its assets and of its shares from time to time, and the application of rules that are not always clear, there can be no assurance that we will not be classified as a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Taxation—U.S. Federal Income Taxation”) holds the ADSs or ordinary shares, such U.S. Holder will generally be subject to materially adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions as well as increased tax reporting obligations. U.S. Holders should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC. For more information, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Status.”

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

We do not currently intend to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. The payment of any future dividends will be determined by our board of directors in light of conditions then existing, including our operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

Hanwha SolarOne

We commenced operations through SolarOne Qidong in August 2004. In anticipation of our initial public offering, we incorporated Hanwha SolarOne, formerly known as Solarfun Power Holdings Co., Ltd., in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a wholly owned holding company structure, Hanwha SolarOne Investment Holding Ltd (“SolarOne BVI”) in the British Virgin Islands in May 2006, which purchased all of the equity interests in SolarOne Qidong. In December 2006, we conducted our initial public offering and the ADSs were listed on the Nasdaq Global Market under the symbol “SOLF.”

In March 2006, April 2007 and May 16, 2007, we established Hanwha SolarOne (Shanghai) Co., Ltd. (“Solar Shanghai”), Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”) and SolarOne Hong Kong, respectively.

We acquired a 52% interest in Hanwha SolarOne Technology in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Hanwha SolarOne U.S.A. Inc. (“SolarOne U.S.A.”) as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong for consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Hanwha SolarOne GmbH in Germany to sell solar products in the European markets. In November 2009, we acquired the remaining 17% equity interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”) in May 2010 under SolarOne Qidong to engage in the solar power project business.

In September 2010, we issued and sold to Hanwha Solar 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of that offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemicals, solar energy, construction, automotive and electronic materials and products.

In November 2010, we issued and sold 9,200,000 ADSs for an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after the offering the same level of beneficial ownership in our company before the offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million.

We changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011.

In April 2011, we established Nantong Hanwha Import & Export Co., Ltd., under SolarOne Qidong to engage in import and export of PV products and technology and Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”) under SolarOne Hong Kong to develop, manufacture and sell PV products.

In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada.

In May 2012, we acquired Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia.

In July 2013, we established Nantong Hanwha PV-Tech Energy Co., Ltd. under SolarOne Qidong to provide solar system integration services in China.

On November 28, 2014, we established Hanwha SolarOne Power Generation (Wuxi) Co., Ltd. under SolarOne Hong Kong to provide solar system integration services in China.

On December 19, 2014, we established Hanwha Solar Global Co., Ltd., which subsequently changed its name to Hanwha Q CELLS Corp., to manage our operations in Korea.

Q CELLS

Q CELLS commenced its operation as Q-Cells AG in 1999 followed by an initial public offering in Germany in 2005 and a subsequent name change in 2008 to Q Cells SE. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q Cells SE, its productions facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Hanwha Solar.

Hanwha SolarOne’s Acquisition of Q CELLS

In February 2015, we issued 3,701,145,330 ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became our wholly-owned subsidiary. As a result of the transaction, Hanwha Solar’s ownership of our ordinary shares increased from approximately 45.7% to approximately 94.0%. In connection with the transaction, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015.

Our principal executive offices are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Our telephone number at this address is (82-2) 729-2930 and our fax number is (82-2) 729-1372. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B. Business Overview

Overview

We are a global, leading solar energy company involved in manufacturing of solar modules and development and management of downstream solar farms. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We supply our solar products across the world to over 250 customers, mainly in Japan, Germany, the United Kingdom, China, the United States, Korea and Canada.

We also engage in PV downstream businesses, which include developing solar power projects and providing engineering, procurement and construction services and operation and management services. We develop and build solar power projects incorporating our PV modules to sell them to third-party purchasers upon completion, and, for certain projects, provide operation and management services including inspections, repair and replacement of plant equipment, site management and administrative support services.

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS, a leading solar energy company engaged in the manufacturing of PV cells and modules and PV downstream business, from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. In connection with the transaction, we relocated our executive headquarters to Korea and established our technology headquarters in Germany. In addition, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015. We anticipate that our acquisition of Q CELLS would bring about several benefits including, among other things, cost savings and operating efficiencies, diversified manufacturing footprint, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth.

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules and 1.75 GW for PV cells, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. We have continuously improved process technology and product quality since we commenced our commercial production in 2005. In December 2014, Hanwha SolarOne’s multicrystalline PV cells achieved conversion efficiency rate of 17.7% and Q CELLS’ monocrystalline, Q.ANTUM multicrystalline (a product line utilizing passivated emitter rear contact technology) and traditional back surface field multicrystalline PV cells achieved conversion efficiency rates of 19.5%, 18.8% and 17.9%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells.

Hanwha SolarOne’s net revenues were RMB3,678.4 million, RMB4,725.7 million (US$761.6 million) and RMB4,837.0 million (US$779.6 million) in 2012, 2013 and 2014, respectively. Hanwha SolarOne recorded net losses of RMB1,562.9 million, RMB874.1 million (US$140.8 million) and RMB626.7 million (US$101.0 million) in 2012, 2013 and 2014, respectively.

Our Products and Services

Our principal products include PV modules, PV cells, silicon ingots and silicon wafers. Substantially all of the ingots, wafers and PV cells we produce are used for our own PV module production. We also engage in PV downstream business by developing solar power projects and providing engineering, procurement and construction services and operation and management services.

The following tables set forth the net revenues from principal products and services of Hanwha SolarOne and Q CELLS and the related percentage data for the periods indicated:

	For the Year Ended December 31,
	2012		2013			2014
Hanwha SolarOne	Revenue (RMB)	% of Revenue	Revenue (RMB)	Revenue (US$)	% of Revenue	Revenue (RMB)	Revenue (US$)	% of Revenue
	(in millions, except percentages)
PV Module	3,310	90.0%	4,151	669.1	87.8%	4,228	681.4	87.4%
Module Processing Service	—	—	409	65.9	8.6%	509	82.1	10.5%
Other PV Products	34	0.9%	53	8.5	1.1%	61	9.8	1.3%
PV Cells	30	0.8%	43	6.9	0.9%	41	6.6	0.9%
Ingots and Wafers	4	0.1%	10	1.6	0.2%	20	3.2	0.4%
PV Downstream Business	141	3.8%	75	12.0	1.6%	14	2.3	0.3%
Others(1)	193	5.3%	38	6.1	0.9%	25	4.0	0.5%

Total Net Revenues	3,678	100%	4,726	761.7	100%	4,837	779.6	100%

(1)	Includes sales of scrap and packaging materials.

	For the Year Ended December 31,
	2013		2014
Q CELLS	Revenue (US$)	% of Revenue	Revenue (US$)	% of Revenue
	(in millions, except percentages)
PV Module	464.5	88%	695.2	92%
PV Cells	64.2	12%	19.4	3%
PV Downstream Business	—	0%	57.5	5%
Others(1)	1.5	0%	1.0	0%

Total Net Sales	530.1	100%	773.1	100%

(1)	Includes sales of scrap and packaging materials.

PV Products

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 235 W to 315 W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 250 W and 315 W.

The following table sets forth the types of PV modules we currently manufacture with the specifications indicated:

Manufacturer	PV Module Manufactured with:	Manufacturing Facility	Dimensions (mm)	Weight (Kg)	Power (W)
Hanwha SolarOne	Multicrystalline Silicon Cell	China	1636 x 988 x 40	19±0.5	235 - 260
		China	1956 x 988 x 45	27±0.5	285 - 310
		China	1652 x 1000 x 45	21±0.5	235 - 260
		China	1966 x 1000 x 50	19±0.5	280 - 310
		China	1670 x 1000 x 32	18.5±0.5	245 - 270
		China	1972 x 992 x 40	23±0.5	290 - 315
Q CELLS	Monocrystalline Silicon Cell	Malaysia/Germany(1)	1670 x 1000	19±0.5	275 - 285
	Multicrystalline Silicon Cell	Malaysia/Germany(1)	1670 x 1000	19±0.5	255 - 285

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

All of the PV modules that we sell are produced from the PV cells manufactured by us. In previous years, Hanwha SolarOne provided PV module processing services to produce PV modules from PV cells provided by Q CELLS. Q CELLS also has other third-party module processing service providers that produce a portion of its PV modules using PV cells manufactured by Q CELLS.

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. PV cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. We use most of the PV cells that we manufacture to assemble our PV modules. The following table sets forth specifications of types of PV cells we currently produce:

Manufacturer	PV Cell Type	Manufacturing Facility	Dimensions (mm x mm)	Conversion Efficiency Rate (in 2014) (%)	Thickness (m)	Maximum Power per Cell (W)
Hanwha SolarOne	Multicrystalline Silicon Cell	China	156 x 156	17.4 - 18.2	180 - 220	4.43

Q CELLS	Monocrystalline Silicon Cell	Germany(1)	156 x 156	19.0 - 19.6	180 - 220	4.77

	Multicrystalline Silicon Cell	Malaysia/Germany(1)	156 x 156	17.2 - 18.8	180 - 220	4.58

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs. Both Hanwha SolarOne and Q CELLS introduced solar modules with anti-potential induced degradation (“PID”) features in or before 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. PID is a phenomenon which occurs when ions are driven between the semiconductor material and other elements of the module (e.g., glass, mount and frame), causing the module’s power output capacity to degrade faster than the standard impairment rate. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional back surface field cells, at its German facilities and started marketing them under its “Q.ANTUM” brand.

We also manufacture silicon ingots through SolarOne Technology, our wholly-owned subsidiary with an ingot plant that commenced operations in October 2007. We produce silicon wafers through SolarOne Qidong, our wholly-owned subsidiary, using silicon ingots manufactured by SolarOne Technology. As of December 31, 2014, we had annual production capacities of 800 MW for each of ingots and wafers. The silicon ingots manufactured by SolarOne Technology are generally used for our manufacture of silicon wafers. The silicon wafers manufactured by SolarOne Qidong are generally used for our manufacture of PV cells and PV modules.

PV Downstream Business

In response to the rapidly evolving conditions in the PV industry, Q CELLS and Hanwha SolarOne have expanded into the PV downstream business since 2007 and 2010, respectively. Our current PV downstream business includes developing solar power projects and providing engineering, procurement and construction services and operation and management services. We develop and build solar power projects incorporating our PV modules to sell them to third-party purchasers upon completion, and, for certain projects, provide operation and management services including inspections, repair and replacement of plant equipment, site management and administrative support services. Our business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our profit margin. We also work jointly with certain member companies of the Hanwha Group, including Hanwha Q CELLS USA Corp., Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Korea Corp., Hanwha Engineering & Construction Corp., Hanwha Life Insurance Co., Ltd. and Hanwha Energy Corporation, to utilize their experiences and resources in project development, engineering, procurement and construction services and project financing.

In 2014, Hanwha SolarOne generated RMB14 million (US$2.3 million) of net revenues and Q CELLS generated US$57.5 million of net revenues from the PV downstream business. In 2014, Hanwha SolarOne completed four projects, all in China, with an aggregate capacity of 41.0 MW, and Q CELLS completed 26 projects with an aggregate capacity of 141.9 MW. The following table sets forth projects completed in 2014 and our project pipeline (not including the pipeline of our non-consolidated affiliates) as of December 31, 2014:

Entity	Region	Completed Projects in 2014	Project Pipeline as of February 28, 2015 (Early and Mid Stages)	Project Pipeline as of February 28, 2015 (Late Stage(1))
Hanwha SolarOne	China	41.0 MW	113.1 MW	2.2 MW
Q CELLS	Europe and Latin America	45.8 MW	458.5 MW	399.8 MW
	North America	52.0 MW	0.0 MW	0.0 MW
	Others(2)	44.1 MW	137.0 MW	28.0 MW

Total		182.9 MW	708.6 MW	430.0 MW

(1)	Late stage projects mean projects that have obtained all major regulatory approvals with project site contractually secured and have a power purchase agreement signed or in its final negotiation stage, which are expected to commence construction within 12 months.
(2)	Japan, Korea, India, Turkey and Jordan

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We believe it is important to secure a stable supply of raw materials, while not being overly dependent on a limited number of supply sources. The aggregate purchase amounts attributable to Hanwha SolarOne’s five largest silicon materials suppliers in 2012, 2013 and 2014 were 72.4%, 76.7% and 87.4%, respectively, of its total silicon material purchases. The aggregate purchase amounts attributable to Q CELLS’ five largest silicon materials suppliers in 2013 and 2014 were 99.9% and 97.2%, respectively, of its total silicon material purchases. We seek to maintain multiple supply sources of raw materials to the extent practicable and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required for additional supplies when needed. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies in a timely manner on the other. Hanwha SolarOne had RMB187.4 million, RMB276.5 million (US$44.6 million) and RMB385.4 million (US$62.1 million) of raw materials in inventory as of December 31, 2012, 2013 and 2014, respectively, and Q CELLS had US$47.5 million and US$64.5 million of raw materials in inventory as of December 31, 2013 and 2014, respectively.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. We currently use 6-inch wafers in our production. We produce a portion of our silicon wafer supplies internally through SolarOne Qidong using silicon ingots manufactured by SolarOne Technology. In 2014, silicon wafers produced internally accounted for approximately 43% of our total silicon wafer supplies. We purchase some of these supplies through the trading department of Hanwha Corporation. We procure the remainder of our silicon wafer supplies from third-party suppliers either on a purchase order basis or under multi-year supply agreements, with the majority of our purchases being made from Chinese suppliers. Our multi-year supply agreements generally provide for adjustments to purchase price to reflect changes in market conditions or through mutual agreement. We may also procure a small portion of silicon wafer supplies through spot market purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, Jiangsu Meike Silicon Energy Co., Ltd., Konca Solar Cell HK Co., Ltd. and Green Energy Technology Inc.

The key raw material for our internal production of silicon ingots and wafers is polysilicon. Currently, our principal polysilicon suppliers include Wacker Chemie AG, Zhonggui High Technology Co., Ltd. and Hanwha Chemical.

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

Production and Project Development

Production Facilities

Hanwha SolarOne manufactures silicon wafers, PV cells and PV modules through SolarOne Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 173,220 square meters in Qidong, Jiangsu Province, China. Q CELLS manufactures PV cells and PV modules through Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly owned subsidiary in Malaysia, with facilities in Cyberjaya, Malaysia. Hanwha SolarOne commenced commercial production on its first PV cell production line in November 2005 and Q CELLS commenced production of PV cells in 2001 at its German facility and in 2009 at its Malaysian facility. As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

We produce multicrystalline silicon wafers with a dimension of 156 mm x 156 mm at our facilities in Qidong, China. The thickness of our silicon wafers is 180 microns.

We manufacture our silicon ingots through SolarOne Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 104,479 square meters in Lianyungang, Jiangsu Province, China. SolarOne Technology commenced its operations in October 2007. As of December 31, 2014, SolarOne Technology had annual production capacities of 800 MW for silicon ingots.

The table below sets forth our PV product manufacturing capacity at our manufacturing facilities as of December 31, 2014:

Manufacturer	Products	Facilities locations	Rated manufacturing capacity per annum as of December 31, 2014 (in MW)
Hanwha SolarOne	PV Cell	Qidong, China	1,750

	PV Module	Qidong, China	2,070

	Silicon Wafers	Qidong, China	800

	Silicon Ingots	Lianyungang, China	800

Q CELLS	PV Cell	Thalheim, Germany(1)	230

		Cyberjaya, Malaysia	1,300

	PV Module	Thalheim, Germany(1)	130

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

We set our production plans on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our production schedule based on actual orders received.

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2008 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2004 environmental management system certification, ISO 50001: 2011 energy management systems, OHSAS 18001:2007 occupational health and safety management system certification and the IEC certification for our PV modules and the UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc. and Canadian Standard Association, independent product-safety testing and certification organizations in the United States and Canada, which will enable us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency. We obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which enables us to sell our products to customers in Korea. We obtained MCS certificate which enables us to sell products to the United Kingdom and Clean Energy Council listing for Australia market. We also obtained J-PEC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA for Test Data Acceptable Program, which means that our lab is qualified to conduct IEC and UL1703 testing by ourselves and reflects our lab’s capabilities and management.

Project Development

Project development activities include a wide range of tasks: site selection, securing rights to acquire or use the site, arranging for the financing, obtaining the requisite interconnection and transmission studies, executing an interconnection agreement, obtaining environmental and land use permits, maintaining effective site control, and entering into a power purchase agreement with an off-taker of the power to be generated by the project. These activities culminate in receiving the right to construct and operate a solar energy system.

Depending on the market opportunity or geographic location, we may commence project development from the initial stage or acquire projects in various stages of development in order to complete the development process and sell the system to a long-term project owner. Generally, in the past, we have not operated solar power projects as the owner, except on a temporary basis. In certain cases, we also provide engineering, procurement and construction services to project developers to construct a PV power plant incorporating our modules or provide operation and management services to the PV power plant. We may also collaborate with local partners in connection with these project development activities.

Depending primarily on the location, stage of development upon our acquisition of the project, and other site attributes, the development cycle typically ranges from one to five years. We may be required to incur significant costs for preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. If there is a delay in obtaining any required regulatory approvals, we may be forced to incur additional costs or write down capitalized project assets.

Capital Expenditures and Investment

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules, 1.53 GW for PV cells. In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

Hanwha SolarOne made capital expenditures of RMB534.5 million, RMB421.4 million (US$67.9 million) and RMB389.1 million (US$62.7 million) in 2012, 2013 and 2014, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs for SolarOne Nantong, SolarOne Qidong and SolarOne Technology. We expect that our capital expenditures would substantially increase in 2015 to approximately US$215 million, which will be primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. In addition, we expect to invest approximately US$150 million in our PV downstream business in 2015. We plan to fund our capital expenditure and investment requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.

Substantially all of the silicon ingots, silicon wafers and PV cells we produce are internally consumed in our manufacturing process except for a small portion of such products that do not meet our quality control standards which are sold to third parties.

Customers that accounted for a significant portion of our total net revenues in 2014 included Hanwha Q CELLS Korea Corp., Vogt Solar (ib vogt GmbH, Sunsave and Pilkington Farms, collectively), Baotou Shansheng New Energy Co., Ltd., Shinshowa Corporation, Daiwa House Industry Co., Ltd., CSPG (China Southern Power Grid Company), Solar Power Incorporated, Kaitai, Constellation Energy Resources, LLC and JFE Engineering Corporation. Hanwha SolarOne’s five largest customers accounted for an aggregate of 29.8%, 53.5% and 62.0% of its net revenues in 2012, 2013 and 2014, respectively. Q CELLS’ five largest customers accounted for an aggregate of 53.6% and 65.2% of its net revenues in 2013 and 2014, respectively. Hanwha SolarOne’s largest customer in 2012, 2013 and 2014 accounted for 7.6%, 25.0% and 23.2% of its net revenues of the respective year. Q CELLS’ largest customer in 2013 and 2014 accounted for 38.6% and 41.7% of its net revenues of the respective year.

We have wholly-owned subsidiaries in Australia, the United Kingdom, the United States, Canada, Turkey and Chile that engage in marketing and distribution of our PV products and related customer services. We also market and distribute our PV products through Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are subsidiaries of Hanwha Corporation and not our consolidated subsidiaries. The following table sets forth Hanwha SolarOne’s net revenues by geographic region, based on the location that its invoices are sent to, and the percentage contribution of each of these regions to its net revenues, for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
Region	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	Net Revenues (US$)	% of Net Revenues
	(In millions, except percentages)
Europe
Germany	1,489.5	40.5%	694.1	14.7%	693.4	111.8	14.3%
United Kingdom	15.5	0.4%	115.3	2.5%	549.7	88.6	11.4%
Turkey	—	—%	—	—%	108.9	17.6	2.3%
Belgium	44.9	1.2%	57.7	1.2%	86.5	13.9	1.8%
Netherlands	—	—%	90.7	1.9%	1.1	0.2	0.0%
Spain	7.0	0.2%	63.1	1.3%	0.7	0.1	0.0%
Portugal	22.3	0.6%	62.4	1.3%	—	—	—%
Other Europe	365.0	9.9%	112.4	2.4%	28.0	4.5	0.6%
Europe Total	1,944.2	52.8%	1,195.7	25.3%	1,468.3	236.7	30.4%
Japan	248.0	6.7%	1,179.3	25.0%	1,122.1	180.9	23.2%
PRC	382.5	10.4%	539.9	11.4%	817.8	131.8	16.9%
USA	513.2	14.0%	421.5	8.9%	530.1	85.4	11.0%
Korea	260.9	7.1%	218.8	4.6%	512.9	82.7	10.6%
Canada	1.5	0.0%	187.3	4.0%	248.8	40.1	5.1%
India	263.2	7.2%	84.3	1.8%	58.2	9.4	1.2%
Australia	27.8	0.8%	59.3	1.3%	19.1	3.1	0.4%
South Africa	0.8	0.0%	729.0	15.4%	—	—	—%
Others	36.3	1.0%	110.6	2.3%	59.7	9.5	1.2%
Total	3,678.4	100.0%	4,725.7	100.0%	4,837.0	779.6	100%

In 2014, Hanwha SolarOne shipped its products to over 250 customers. In 2014, customers individually accounting for 10.0% or more of its net revenues collectively accounted for 55.5% of its net revenues. In 2013, customers individually accounting for 10.0% or more of its net revenues collectively accounted for 25.0% of its net revenues. In 2012, no customer accounted for 10.0% or more of its net revenues.

We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

In order to realize synergies from the combination of Hanwha SolarOne and Q CELLS, we seek to implement a coordinated sales and distribution operations, capitalizing on the diverse geographic footprint of each entity’s marketing network.

Warranty

Both Hanwha SolarOne and Q CELLS have provided long-term warranties for their PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10 year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Q CELLS has provided material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules. The basis for the warranty accrual will be reviewed periodically based on actual experience.

As of December 31, 2012, 2013 and 2014, Hanwha SolarOne’s accrued warranty costs totaled RMB177.9 million, RMB181.4 million (US$29.2 million) and RMB176.3 (US$28.4 million), respectively. In 2012, 2013 and 2014, Hanwha SolarOne accrued RMB33.1 million, RMB41.3 million (US$6.7 million) and RMB42.1 million (US$6.8 million) in warranty costs, respectively.

Research and Development and Intellectual Property

The PV industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. Our research and development department works closely with our manufacturing department to lower production costs by improving our production efficiency and also with universities and research institutes to develop new technology and products.

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Through the acquisition of Q CELLS in February 2015, we plan to leverage Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 186 highly trained researchers as of December 31, 2014, of which over 50% have either a master’s or doctoral degree. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional back surface field cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Hanwha SolarOne’s research and development expenses were RMB90.8 million, RMB92.3 million (US$14.9 million) and RMB85.5 million (US$13.8 million) in 2012, 2013 and 2014, respectively.

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we had been granted 57 patents and 32 patent applications pending in China, 30 patents and 62 patent applications pending in Germany and 33 patents and 57 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells. We are the owner of “SolarOne” and “Q CELLS” trademarks and have registered them in major markets where we sell our PV products. We also registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3.D. Risk Factors—Risks Related to Our Company—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Competition

Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global PV market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market.

We face competition from a number of PV manufacturers and downstream service providers, including Yingli Green Energy Holding Co., Ltd., Trina Solar Limited, First Solar, Inc., JinkoSolar Holding Co., Ltd., Canadian Solar Inc., JA Solar Holdings Co., Ltd. and SunPower Corporation. In the upstream and midstream markets, we compete primarily on the basis of the conversion efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. In the downstream markets, we compete primarily on the basis of the financing capabilities, sales and marketing network, knowledge and understanding of local regulatory requirements and track records and reputation in the relevant local market. Some of our competitors may have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and produce upstream silicon and silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon and silicon wafers.

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

We, like other solar energy companies, also face competition from traditional non-solar energy industries, such as the petroleum, natural gas and coal industries. The production cost per watt of solar energy is currently significantly higher than other types of energy. As a result, we cannot guarantee that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.

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

Insurance

We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies. We also maintain business interruption insurance, product liability insurance, product quality guarantee insurance and export credit insurance. We believe our insurance coverage is customary and standard for companies of comparable size in the PV industry. However, our existing insurance policies may not be sufficient to insulate us from all losses and liabilities that we may incur.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in our major markets and countries where we have significant operations, including China, the United States, the European Union, Germany, Japan, and Malaysia.

China

Renewable Energy Law and Other Government Directives

Since early 2005, the public policy of China has generally encouraged and supported the development and use of solar and other renewable energy by enacting various laws, directives, measures and rules that establish financial incentives, preferential loans, tax preferences, subsidies, and feed-in tariffs.

In February 2005, China’s Standing Committee of National People’s Congress (“SCNPC”) enacted the Renewable Energy Law, which has become effective on January 1, 2006. On December 26, 2009, the Renewable Energy Law was amended by SCNPC. The Renewable Energy Law, as amended, sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation. The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems, and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the NDRC issued two implementing rules relating to the Renewable Energy Law that set forth the general policies for the pricing of on-grid power generated by solar and other renewable energy.

In March 2009, the PRC Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction (the “Interim Measures”) to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, the PRC Ministry of Finance provides subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline PV products, more than 14% conversion efficiency for multicrystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of building with PV and the technology of PV products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

In April 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of PV components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of PV components onto building rooftops and wall surfaces.

In March 2011, the Notice on Further Promotion of Buildings with Renewable Energy (the “Notice”) was jointly released by the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development. The Notice expressly specifies the goal of promoting the application of renewable energy in buildings under the Twelfth Five-Year Plan, which was endorsed by the National People’s Congress of China on March 14, 2011, to substantially improve the proportion of renewable energy used in buildings, including solar energy, shallow geothermal energy and biomass energy, so that the consumption of renewable energy in buildings shall account for over 15% of the total building energy consumption by the end of 2020. The Twelfth Five-Year Plan provides that efforts shall be made to increase the gross floor areas of buildings serviced by renewable energy to over 2.5 billion square meters and to use renewable energy to substitute 30 million tons of coal by the end of 2015.

In August 2011, the NDRC released a directive which set forth a uniform national total feed-in tariffs of RMB0.9-1.0/kWh to utility scale power producers and RMB1.1-1.2/kWh to distributed generation power producers. The law also encourages the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.

In February 2012, the Twelfth Five-Year Plan on the PV industry was issued by the PRC Ministry of Industry and Information Technology. This plan specifies the goal of, by the end of 2015, promoting (i) leading polysilicon producers with annual production of at least 50,000 tons and large polysilicon producers with annual production of at least 10,000 tons, (ii) leading PV cell producers with annual production of at least 5 GW and large PV cell producers with annual production of at least 1 GW, and (iii) at least one PV producer with sales revenue of at least RMB100 billion per annum and three to five PV producers each with sales revenue of at least RMB50 billion per annum.

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

In March 2015, the National Energy Administration announced the Circular regarding Installations of PV Power Generation in 2015, which among other things, states that the planned capacity of new PV power generation, combining the distributed PV power generation and PV power station generation, in 2015 is 17.8 million kilowatts.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007) (the “Guidance Catalogue”). Under the Guidance Catalogue, a PV business falls into the category of encouraged foreign investment industry. However, the amended Guidance Catalogue (effective as of January 30, 2012) removed polysilicon production from the category of encouraged foreign investment industry, while other areas of solar photovoltaic businesses remain within the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as SolarOne Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulation of the State Council, gradually became subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, continued to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expired. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. SolarOne Qidong has applied, and is currently waiting, for the renewal of its status as a “high and new technology enterprise” by the PRC government. In addition, SolarOne Qidong was required to perform annual self-assessment of compliance as a “high and new technology enterprise.” If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

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

On February 3, 2015, the State Administration of Taxation issued Bulletin 7, which partially replaced previous rules under Circular 698 issued by the State Administration of Taxation on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

United States

In the United States, various policy mechanisms have been used by the federal and state governments to accelerate the adoption of solar power. Examples of financial mechanisms intended to encourage demands for PV products include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Some of these government mandates and economic incentives are scheduled to be reduced or to expire, or could be eliminated altogether.

Capital cost rebates provide funds to purchasers of PV products based on the cost and size of such purchaser’s solar power system. Performance-based incentives provide funding to purchasers of PV products based on the energy produced by their solar power system. Feed-in tariffs pay electricity generators for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time. In the United States and other countries, net metering has often been used as a supplemental program in conjunction with other policy mechanisms. Under net metering, an electricity generator can generate more energy than is used, during which periods the electricity meter will run backwards. During these periods, the electricity generator “lends” electricity to the grid, retrieving an equal amount of power at a later time.

Tax incentive programs exist in the U.S. at both the federal and state level and can take the form of investment and production tax credits, accelerated depreciation and sales and property tax exemptions and abatements. At the federal level, investment tax credits for business and residential solar systems have gone through several cycles of enactment and expiration since the 1980s. In October 2008, the U.S. Congress extended the 30% federal energy investment tax credit for both residential and commercial solar installations for eight years, through December 31, 2016, after which such investment tax credit decreases to 10% for commercial solar installations and 0% for residential solar installations. The investment tax credit is regarded as one of the primary economic drivers of solar installations in the U.S. Although its extension through 2016 has contributed to greater medium-term demand visibility in the U.S., the decrease of its rate from 30% to 10% or 0%, as applicable, at the end of 2016 (unless extended) underscores the need for solar systems’ cost to continue to decline toward grid parity. Such reduction of the investment tax credit poses significant uncertainties regarding future of U.S. PV solar market demand. Below the federal level, there is state and local government level support for solar energy, including net metering of electricity currently employed by 43 states, which is additive to the federal subsidy.

In addition to the mechanisms described above, new market development mechanisms to encourage the use of renewable energy sources continue to emerge. For example, the majority of states in the United States have adopted renewable portfolio standards which mandate that a certain portion of electricity delivered over the grid come from eligible renewable energy resources. Under a renewable portfolio standard, regulated utilities and other load serving entities are required to procure a specified percentage of their total electricity sales to end-user customers from eligible renewable resources, such as solar generating facilities, by a specified date. Some programs may further require that a specified portion of the total percentage of renewable energy must come from solar generating facilities. Renewable portfolio standards legislation and implementing regulations vary significantly from state to state, particularly with respect to the required percentage of renewable energy credits.

Europe

In Europe, renewable energy targets, in conjunction with feed-in tariffs, have contributed to the growth in PV solar markets. Renewable energy targets prescribe how much energy consumption must come from renewable sources, while feed-in tariff policies are intended to support new supply development by providing investor certainty. A 2009 EU directive on renewable energy, which replaced an earlier 2001 directive, sets varying targets for all EU member states in support of the directive’s goal of a 20% share of energy from renewable sources in the EU by 2020, and requires national action plans that establish clear pathways for the development of renewable energy sources.

Germany

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany’s surpassing Japan in 2004 as the leading solar power market in terms of annual installation growth. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. The feed-in tariffs for solar projects in Germany are currently €0.1269/kWh for residential and €0.0918-0.1274/kWh for utility-scale power producers. The German government also introduced a subsidy for battery storage devices for PV systems, which came into effect on May 1, 2013. The subsidy covers up to 30% of fundable costs of systems of up to 30 kW. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.

However, following years of strong growth in solar power installations, the German government plans to phase out the feed-in tariff mechanism by 2018 and replace with a market premium incentive mechanism. Effective on April 1, 2012, the German government amended the Renewable Energy Act to implement staged reductions to the feed-in tariff and to exclude new PV systems above 10 MW from being eligible for the feed-in tariff. Also, a “Market Integration Model” was introduced, which allows for systems above 10 kW and up to 1 MW to be paid a feed-in tariff for only 90% of electricity produced with the remaining electricity being either self-consumed or sold on the free market. Between December 2012 and December 2013, the feed-in tariff for PV declined by 20% in monthly steps of between 1.4% and 2.5%. As a result of the reductions to the feed-in tariff, the German market has declined by more than 50% in 2013, from 7.6 GW in 2012 to 3.3 GW in 2013 according to BNEF, and is no longer the largest single-country market in the world.

Japan

Japan adopted the Renewables Portfolio Standard Act in 2002, which established minimum amounts of electricity generated from new energy sources that should be used by electric utilities. In addition, since 2012, in the aftermath of the tsunami in 2011, Japan has refocused its policies towards encouraging the growth of renewable energy, including the use of solar PV, by imposing a feed-in tariff scheme. Under this scheme, utilities are required to purchase electricity generated from renewable energy sources on a fixed-period contract for a fixed price. The rate and period are decided every year by an independent committee of the government. The costs incurred by the utility in purchasing renewable energy shall be transferred to all electricity consumers on a nationwide equal surcharge. For the fiscal year 2012, the tariff rate per kW was set at JPY40 for 10kW or more for 20 years and JPY42 for less than 10kW for 10 years. For the fiscal year 2013, the tariff rate per kW was reduced to JPY36 for 10kW or more and JPY38 for less than 10kW. For the fiscal year 2014 (ending in March 2015), the tariff rate per kW was reduced to JPY32 for 10kW or more and JPY37 for less than 10kW, and is scheduled to decrease annually thereafter. In December 2014, the Ministry of Economy, Trade and Industry proposed broad changes in the feed-in tariff scheme aimed at slowing the growth of solar and other renewable energy supply that, among others, reduce utility providers’ obligation to purchase electricity produced by renewable energy sources and expand utility providers’ power to curtail output from solar installations up to 360 hours a year. In addition, the Japanese government is considering switching the grant of feed-in tariff only to projects approved by the Ministry of Economy, Trade, and Industry.

Malaysia

Environmental Regulations

Various environmental regulations of Malaysia are particularly relevant to our day-to-day business activities in Malaysia. These prescribe industrial effluent standards, levels of emission from stationary sources, and list the applicable types of waste and spell out their prescribed method of treatment, disposal, and transportation. Malaysia’s environmental legislation also requires that environmental assessment be carried out at the planning stage of expansion of an existing facility, if the operation falls within the criteria for prescribed activities. In response to the quantitative increase in environmental pollution, Malaysia is increasing enforcement by gradually introducing stiffer regulatory controls and by expanding and strengthening the structures of environmental administration. It is therefore incumbent upon us to properly implement environmental measures to comply with Malaysian law.

Labor, Employment and Occupational Safety and Health

All labor relations including contracts of service, payment of wages, employment of women, rest day, hours of work, termination, lay-off and retirement benefits and keeping of registers of employee at our Malaysian facilities are governed by Malaysian law. We must also comply with an occupational safety and health law and its subsidiary legislations which regulate the safety, health and general welfare of persons at work. Employees registered with the Social Security Organisation are insured in the manner provided under Malaysian law, where, for example, upon injuries occurring in the course of the employment, insured employees or their dependents are entitled to benefits. The employer is liable to pay compensation and any expenses incurred in the treatment and rehabilitation of a workman for personal injuries by accident arising out of and in the course of employment.

C. Organization Structure

The following diagram illustrates our corporate structure as of February 28, 2015.

D. Property, Plant and Equipment

Our corporate headquarters are located in Seoul, Korea. Our primary manufacturing facilities for the production of PV cells and modules are located in Qidong, Jiangsu Province, China and Cyberjaya, Malaysia. We also have research and development facilities in Thalheim, Germany, manufacturing facilities for silicon ingots in Lianyungang, Jiangsu Province, and office and research and development facilities in Shanghai, China.

The following table sets forth certain information regarding our primary property and facilities owned or leased by us as of December 31, 2014:

Entity	Location	Land			Building
		Size	Own or lease	Usage	Size	Own or lease	Usage
Hanwha SolarOne	Qidong, China	259,219 square meters	Land use right expiring between 2053 and 2061	Office and manufacturing facilities	173,220 square meters	Own	Office and manufacturing facilities
					24,500 square meters	Own	Manufacturing facilities
	Lianyungang, China	976,905 square meters	Land use right expiring in 2055	Office and manufacturing facilities	76,500 square meters	Own	Office and manufacturing facilities
	Shanghai, China	—	—	—	764.5 square meters	Lease expiring in August 2016	Office

Q CELLS	Thalheim, Germany(1)	359,000 square meters	Owned	Office, research and development	111,900 square meters(1)	Owned	Office, research and development
	Cyberjaya, Malaysia	255,000 square meters	Lease term being negotiated with the Malaysian government	Office and manufacturing facilities	30,000 square meters	Owned	Manufacturing facilities

(1)	In March 2015, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which had used 74,000 square meters of manufacturing facilities among the 111,900 square meters of building space. The manufacturing equipment will be relocated to our other facilities in Malaysia and elsewhere.

In 2012, 2013 and 2014, Hanwha SolarOne’s rental expenses were RMB12.8 million, RMB9.3 million (US$1.5 million) and RMB12.9 million (US$2.1 million), respectively.

We believe that our existing facilities are adequate and suitable to meet our present needs. As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. In March 2015, as part of our strategy to reduce manufacturing cost, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined. In addition, we announced our plans to construct new PV module processing facilities in Malaysia and Korea, with annual rated production capacity of 800 MW and 230 MW, respectively, by the end of 2015. We also plan to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. We expect that our capital expenditures in 2015 will amount to approximately US$215 million, which will be primarily used for these purposes. We plan to fund our capital expenditure requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary. We will actively review our capital expenditure plan on a regular basis and make appropriate changes in accordance with our business environment.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with the rest of this annual report, including the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

We are a global, leading solar energy company involved in manufacturing of solar modules and development and management of downstream solar farms. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We also engage in PV downstream businesses, which include developing solar power projects and providing engineering, procurement and construction services and operation and management services.

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. In connection with the transaction, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015.

Q CELLS commenced its operation as Q-Cells AG in 1999 followed by an initial public offering in Germany in 2005 and a subsequent name change in 2008 to Q-Cells SE. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q-Cells SE, its productions facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Hanwha Solar.

Hanwha SolarOne shipped 829.8 MW, 1,280.3 MW and 1,465.5 MW of PV modules (including PV module processing, which is explained under “—Net Revenues—Revenue/Cost of Goods Sold for PV Module Processing Service”) in 2012, 2013 and 2014, respectively. The average selling price of Hanwha SolarOne’s PV modules (excluding PV module processing) was RMB4.47, RMB4.10 (US$0.66) and RMB3.85 (US$0.62) per watt in 2012, 2013 and 2014, respectively. Q CELLS shipped 622.8 MW and 967.1 MW of PV modules in 2013 and 2014, respectively. The average selling price of Q CELLS’ PV modules was US$0.746 and US$0.719 per watt in 2013 and 2014, respectively.

Hanwha SolarOne’s net revenues were RMB3,678.4 million, RMB4,725.7 million (US$761.6 million) and RMB4,837.0 million (US$779.6 million) in 2012, 2013 and 2014, respectively. Hanwha SolarOne recorded net losses of RMB1,562.9 million, RMB874.1 million (US$140.8 million) and RMB626.7 million (US$101.0 million) in 2012, 2013 and 2014, respectively.

Key Factors Affecting Our Financial Performance

The most significant factors affecting our financial performance are:

•	industry supply and demand;

•	government subsidies and trade sanctions;

•	average selling price of our PV products;

•	price and availability of silicon and silicon wafers;

•	manufacturing capacity and capacity utilization;

•	process technologies;

•	new strategic initiatives, including expansion of PV downstream business; and

•	fluctuations in foreign exchange rates.

Industry Supply and Demand

Our business, revenue growth and profitability are materially impacted by the overall supply and demand of the PV industry.

Due to increased manufacturing capacity from the fourth quarter of 2008, mainly coming from China, and reduction in demand from countries such as Germany and Spain, the global PV industry has experienced a state of oversupply which resulted in a steady decline in selling price of PV products over the past few years. The average selling prices of our PV products also declined as part of the industry-wide trend which negatively impacted our company’s financial performance as well.

Such decline in average selling prices adversely affected the overall profitability of the broader PV industry which caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them and even bankruptcies for some of the players starting from the second half of 2011. At the same time, global demand growth for PV products accelerated due to newly introduced favorable government subsidies and economic incentives in certain key PV markets such as Japan, China, the United States and some of the emerging markets that have helped create a more geographically diversified demand for PV products. The growth of the PV industry during this period has helped it gain economies of scale such that the levelized cost of electricity generated from solar power is competitive with traditional sources of power in certain regions of the United States and Western Europe.

Our financial performance will be continuously impacted by the overall supply and demand of the PV industry and the resulting fluctuations in selling prices of our PV products.

Government Subsidies and Trade Sanctions

We believe that the growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. The cost of solar energy still exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, Germany, Spain, Italy, the United States, Australia, China, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on the conventional sources of energy. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives.

Since 2012, the United States and the European Union have imposed trade sanctions against PV products manufactured in China, including anti-dumping and countervailing duties imposed in the United States and the minimum import price and quota in the European Union. These measures have negatively affected sales of Hanwha SolarOne’s PV products in the United States and Europe. See “Item 3.D. Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.” On the other hand, these measures contributed to the improvement of Q CELLS’ revenues and profit margins in 2013 and 2014 because it faced less competition in these markets.

In addition, the Chinese government has imposed anti-dumping duties on certain imports of solar grade polysilicon products imported from the U.S. and Korea since July 2013 and the EU since May 2014. See

“Item 3.D. Risk Factors—Risks Related to Our Company—The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.” While these tariffs did not materially increase our cost of production in 2014, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

Average Selling Price of Our PV Products

Pricing of PV products is principally affected by manufacturing costs, including the costs of silicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.

We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of oversupply reduced the prevailing market prices of PV products. Beginning in the first quarter of 2013, the prices of PV products started to fall at a slower rate, as some of the inefficient manufacturers exited the market and the global demand for PV products gradually increased.

The average selling price of Hanwha SolarOne’s PV modules (excluding PV module processing) was RMB4.47, RMB4.10 (US$0.66) and RMB3.85 (US$0.62) per watt in 2012, 2013 and 2014, respectively. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend.

Price and Availability of Silicon and Silicon Wafers

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of silicon wafers procured at higher prices during the earlier period of supply shortage and put downward pressure on the value of our inventory of raw materials and products. As a result, Hanwha SolarOne’s write-down of inventories amounted to RMB326.1 million, RMB113.2 million (US$18.2 million) and RMB57.7 million (US$9.3 million) in 2012, 2013 and 2014, respectively.

Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply agreements, which accounted for a majority of Hanwha SolarOne’s silicon and silicon wafer requirements and for a small portion for Q CELLS as of December 31, 2014. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market and the unit price of the silicon-related materials has been lowered in general. However, because the oversupply situation of silicon materials worsened since 2012, some of our previous multi-year suppliers are facing difficulties in continuing their business: some of our suppliers shut down their factories for certain period of time since 2012 and some of them are in a liquidation process. We may not receive our prepayments made under those prior multi-year agreements if those suppliers become bankrupt. Some of our multi-year agreement suppliers have the difficulties in supplying us with silicon materials with fixed quantity or qualified materials and we have instituted legal proceedings against them. See “Item 3.D. Risk Factors—Risks Related to Our Company—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.” and “Item 3.D. Risk Factors—Risks Related to Our Company—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.”

We also acquire a small portion of our polysilicon and silicon wafers through spot market purchases. The prices we pay for silicon and silicon wafers in spot market purchases vary according to the prevailing market price, which have been, and may continue to be, subject to significant fluctuations.

Manufacturing Capacity and Capacity Utilization

Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we significantly expanded our manufacturing capacity in the past. An increase in capacity, if fully utilized, has a significant positive effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenues, and by lowering our average manufacturing costs per unit as a result of increased economies of scale. However, when our manufacturing capacity is underutilized, we will not be able to realize such benefits but rather it increases our fixed costs while our production volume does not increase and our financial results could be adversely affected.

We have been seeking to maximize the utilization of our available manufacturing capacity to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. However, as we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline in the case of insufficient demand for our products, which could negatively impact our profitability. In addition, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.

Hanwha SolarOne produced 856 MW, 1,191 MW and 1,416 MW of PV modules in 2012, 2013 and 2014, respectively. The following tables set forth the production volume of silicon ingots, silicon wafers, PV cells and PV modules for the periods indicated:

	Year Ended December 31,
Hanwha SolarOne	2010	2011	2012	2013	2014
	(MW)
Volume of ingots produced(1)	360	367	238	224	546
Volume of wafer produced(1)	387	384	243	228	483
Volume of PV cells produced (including PV cell processing)	502	687	708	897	1,020
Volume of PV modules produced (including PV module processing)	759	940	856	1,191	1,416

(1)	Only includes silicon ingots and wafers produced at Hanwha SolarOne’s facilities and does not include silicon ingots and wafers purchased from third-party suppliers.

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules, 1.53 GW for PV cells. In March 2015, as part of our strategy to better allocate our production resources and reduce manufacturing cost, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate a majority of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while the remainder of PV cell production facilities will remain in Germany for research and development purposes. Germany’s PV module production facilities will be relocated to our other facilities that have not yet been determined. In addition, we announced our plans to construct new PV module processing facilities in Malaysia and Korea, with annual production capacity of 800 MW and 230 MW, respectively, by the end of 2015.

Process Technologies

Advancements of process technologies improve the quality of PV products and enhance their conversion efficiencies. High conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increased profitability. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing in addition to the efforts to reduce costs to maintain and improve profit margins.

We have continuously improved the process technology and product quality since we commenced our commercial production in 2005. Both Hanwha SolarOne and Q CELLS introduced solar modules with anti-potential induced degradation (“PID”) features by 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. PID is a phenomenon which occurs when ions are driven between the semiconductor material and other elements of the module, such as glass, mount and frame, causing the module’s power output capacity to degrade faster than the standard impairment rate. In 2014, Q CELLS also succeeded in the commercial production of multicrystalline passivated emitter rear contact (“PERC”) cells, which have higher conversion efficiency rate than traditional back surface field (“BSF”) cells, and started marketing them under its “Q.ANTUM” brand. Our advanced ingot growing and wafer sewing process technologies have also improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins. Based on these efforts, in December 2014, Hanwha SolarOne’s multicrystalline PV cells achieved conversion efficiency rate of 17.7% and Q CELLS’ monocrystalline, Q.ANTUM multicrystalline and BSF multicrystalline PV cells achieved conversion efficiency rates of 19.5%, 18.8% and 17.9%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells. See “Item 3.D. Risk Factors—Risks Related to Our Company—Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.”

New Strategic Initiatives, including Expansion of PV Downstream Business

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. While the anticipated benefits of our acquisition of Q CELLS include, among other things, cost savings and operating efficiencies, diversified manufacturing footprint, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, our ability to realize such benefits will depend, to a large extent, on our ability to integrate the businesses of Hanwha SolarOne and Q CELLS, which is subject to various risks. See “Item 3.D. Risk Factors—Risks Related to Our Acquisition of Q CELLS.” Our results of operations for the periods subsequent to the acquisition of Q CELLS, starting from the first quarter of 2015, would not be directly comparable to the historical results of either Hanwha SolarOne or Q CELLS.

In response to the rapidly evolving conditions in the PV industry, we continuously evaluate new business opportunities. For example, Q CELLS has expanded into the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, since 2007, and Hanwha SolarOne started to expand into the PV downstream business in 2010. Our current business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our overall profit margin. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the PV downstream sector. See “Item 3.D. Risk Factors—Risks Related to Our Company—Our downstream PV business has a relatively short history. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects” and “—We may encounter various risks and uncertainties in our PV downstream business, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our results of operations and business prospects.”

Fluctuations in Foreign Exchange Rates

Hanwha SolarOne’s historical financial statements are expressed in Renminbi, while Q CELLS’ historical financial statements are expressed in U.S. dollar. In addition, the functional currencies of Q CELLS’ German and Malaysian subsidiaries are the Euro and Malaysian Ringgit, respectively. Starting from the 2015 financial statements, we plan to present our consolidated financial statements in U.S. dollars, which will be prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which would then be translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies, which include Hanwha SolarOne’s long-term debt denominated in U.S. dollars and Q CELLS’ long-term debt denominated in Malaysian Ringgit.

To the extent our foreign currency receivables are not matched with our foreign currency payables, we have entered into economic hedging transactions to mitigate the impact of short-term foreign currency fluctuations on our results of operations. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such transactions, our results of operations have historically been affected by exchange rate fluctuations and may continue to be affected.

Net Revenues/Net Sales

We generate a substantial majority of the net revenues (in the case of Q CELLS, net sales) from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials and scrap materials to third parties, as well as from PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services.

Substantially all of the silicon ingots, silicon wafers and PV cells we produce are used for our own PV module production. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and only a small portion of our PV cells will be sold to third parties. As we plan to expand our PV downstream business, we expect that our revenues from PV downstream business would increase in the future.

We record revenues net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions. In the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our net revenues.

Hanwha SolarOne’s five largest customers accounted for an aggregate of 29.8%, 53.5% and 62.0% of its net revenues in 2012, 2013 and 2014, respectively. Hanwha SolarOne’s largest customer in 2012, 2013 and 2014 accounted for 7.6%, 25.0% and 23.2% of its net revenues of the respective year. Some of our largest customers include Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Korea Corp., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Corp., which are indirect subsidiaries of Hanwha Corp. and not our consolidated subsidiaries. These affiliates resell substantially all of PV modules purchased from us to system integrators and third-party distributors in their respective markets. Accordingly, although these sales are recorded as sales of products to related parties, substantially all of the end customers are third parties.

Geographically, Japan accounted for 6.7%, 25.0% and 23.2% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively. Germany accounted for 40.5%, 14.7% and 14.3% of Hanwha SolarOne’s net

revenues in 2012, 2013 and 2014, respectively. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions, including Europe, Japan, the U.S. and China, will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as Korea, India, Australia, Turkey and Latin America.

Sales to our customers are typically made through non-exclusive, short-term arrangements.

Revenue for PV Module Processing Services

In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS. Hanwha SolarOne did not provide the PV module processing service to any other customer during this period. Hanwha SolarOne recorded the amount of net revenues on PV module processing transactions based on the amount received from Q CELLS for PV modules sold less the amount paid for PV cells purchased from it. Q CELLS included the same amount as part of its cost of goods sold. Q CELLS, with its cell manufacturing capacity exceeding its module processing capacity, produced a substantial portion of its PV modules through module processing service providers, among which Hanwha SolarOne accounted for a substantial majority of modules processed by such service providers in 2013 and 2014. Following our acquisition of Q CELLS in February 2015, no revenue will be recognized on a consolidated basis for this inter-company PV module processing service provided by Hanwha SolarOne to Q CELLS.

Cost of Revenues and Operating Expenses

The following table sets forth Hanwha SolarOne’s cost of revenues and operating expenses and these amounts calculated as percentages of its net revenues for the periods indicated.

	Year Ended December 31,
	2012		2013			2014
	Amount (RMB)	% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
			(RMB)	(US$)		(RMB)	(US$)
		(In millions, except percentages)
Cost of revenues	4,003.9	108.8%	4,390.7	707.7	92.9%	4,426.7	713.5	91.5%
Operating expenses:
Selling expenses	348.6	9.5%	325.4	52.4	6.9%	246.4	39.7	5.1%
General and administrative expenses	278.0	7.6%	295.4	47.6	6.3%	264.2	42.5	5.5%
Provision for doubtful accounts receivable and other receivables	137.7	3.7%	28.6	4.6	0.6%	12.9	2.1	0.3%
Research and development expenses	90.8	2.5%	92.3	14.9	2.0%	85.5	13.8	1.8%
Total operating expenses	855.1	23.2%	741.7	119.5	15.7%	608.9	98.1	12.6%

Cost of Revenues

Our cost of revenues includes the cost of raw materials used for our PV module and PV cell production and PV module processing, such as silicon and silicon wafers, other direct raw materials and components including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes, inventory write-down as a result of reduced cost or market assessment and a regular provision for obsolescence, and provisions for doubtful collection of advance to suppliers. We expect the cost of silicon and silicon wafers, our primary raw material for the manufacturing of PV products, to continue constituting a substantial portion of our cost of revenues in the near future. We expect our cost of revenues to increase as we increase our production volume. Future increases or decreases in our suppliers’ cost of silicon wafers may also contribute to fluctuations in cost of revenues.

Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues when the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. In the past, certain silicon suppliers required prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under either non-current assets or current assets in our consolidated balance sheets. If the creditworthiness of the suppliers deteriorates and we believe the suppliers will be unable to fulfill their supply obligations, we recognize provision for losses on advances as cost of revenue. In addition, in circumstances where a supplier is in contractual default and we have termination rights that require repayment of our remaining deposit and we have asserted such rights, we recognize provision for losses on advances as operating expense. See “—Operating Expenses—Provision for Doubtful Accounts Receivable and Other Receivables” below and Note 5 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this annual report.

Other items contributing to our cost of revenues are labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, and other support expenses associated with the manufacturing of our PV products, and depreciation and amortization of manufacturing equipment and facilities.

For Hanwha SolarOne, the costs relating to providing the PV module processing services (all of which were for Q CELLS for the relevant period, 2013 and 2014) were recorded within cost of revenues. For Q CELLS, the processing fees paid to the providers of PV module processing services, including Hanwha SolarOne, were included in its cost of goods sold. Following our acquisition of Q CELLS in February 2015, the costs relating to the PV module processing service provided by Hanwha SolarOne to Q CELLS will be recognized only once as cost of revenues on a consolidated basis.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, provision for doubtful accounts receivable and other receivables and research and development expenses.

Selling Expenses

Our selling expenses primarily consist of warranty costs, shipping and handling costs for products sold, advertising and other promotional expenses, commissions paid to sales agents and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel.

We have provided long-term warranties for their PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10 year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

In 2012, 2013 and 2014, Hanwha SolarOne accrued RMB33.1 million, RMB41.3 million (US$6.7 million) and RMB42.1 million (US$6.8 million) in warranty costs, respectively. As of December 31, 2012, 2013 and 2014, Hanwha SolarOne’s accrued warranty costs totaled RMB177.9 million, RMB181.4 million (US$29.2 million) and RMB176.3 (US$28.4 million), respectively. See Note 13 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

Hanwha SolarOne’s general and administrative expenses primarily consist of salaries and benefits of its administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance, share-based compensation expenses.

Provision for Doubtful Accounts Receivable and Other Receivables

Provision for doubtful accounts receivable and other receivables primarily consists of (a) provision for doubtful collection of accounts receivable and (b) provision for doubtful collection of advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. In circumstances where a supplier is in contractual default and we have termination rights that require repayment of our remaining deposit and we have asserted such rights, we recognize provision for losses on advances as operating expense. See “—Cost of Revenue/Cost of Goods Sold” above and Notes 3 and 5 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this annual report. Hanwha SolarOne incurred RMB137.7 million, RMB28.6 million (US$4.6 million) and RMB12.9 million (US$2.1 million) of provision for doubtful accounts receivable and other receivable in 2012, 2013 and 2014, respectively, while Q CELLS did not incur any such provision in 2013 and 2014. See note 5 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this annual report.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. Following our acquisition of Q CELLS, we plan to centralize our research and development activities by coordinating Hanwha SolarOne’s and Q CELLS’ research activities through our technology and innovation headquarters in Germany, which we expect would lead to more cost-effective research and development activities.

Share-based Compensation Expenses

We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2014, options to purchase 1,362,650 ordinary shares have been granted and were outstanding under this plan.

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2014, options to purchase 1,491,350 ordinary shares have been granted and were outstanding under this plan.

In 2012, 2013 and 2014, Hanwha SolarOne recorded RMB7.8 million, RMB2.7 million (US$0.4 million) and RMB2.4 million (US$0.4 million), respectively, as share-based compensation charges.

Taxation

Cayman Islands Profits Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007 the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT, which took effect as of January 1, 2008. In accordance with the EIT and its Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as SolarOne Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulations of the State Council, gradually became subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change. SolarOne Qidong has applied, and is currently waiting, for the renewal of its status as a “high and new technology enterprise” by the PRC government.

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

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell PV cells. We record revenue related to the sale of PV modules and PV cells when the criteria of Accounting Standards Codification (“ASC”) 605-10, “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collection is reasonably assured.

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

Hanwha SolarOne entered into a processing service arrangement with Q CELLS to process PV cells manufactured by Q CELLS into PV modules. For this service arrangement, Hanwha SolarOne “purchased” PV cells from Q CELLS and contemporaneously agreed to “sell” a specified quantity of PV modules back to Q CELLS. The quantity of PV modules sold back to Q CELLS under this processing arrangement is consistent with the amount of PV cells purchased from Q CELLS based on current production conversion rates. In accordance with ASC 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, Hanwha SolarOne recorded the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from Q CELLS. These sales are subject to all of the above-noted criteria relating to revenue recognition.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. We do not offer implicit or explicit rights of return, regardless of whether goods were shipped to distributors or shipped directly to the end-users, other than due to product defects.

We recognize revenue related to long-term solar systems integration services using the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if the remaining costs are not significant in amount. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly.

Fixed Assets

Fixed assets are stated at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Hanwha SolarOne
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

Warranty Costs

We primarily provide standard warranty coverage on our PV modules sold to customers. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Our estimate of the amount of warranty obligation is primarily based on the following considerations: (1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, (2) our historical warranty claims experience, (3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and (4) our expected failure rate and future costs to service failed products. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

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

In 2012, 2013 and 2014, the significant decline in the market price of PV products provided indication that the carrying value of Hanwha SolarOne’s long-lived assets, including fixed assets and land use rights, may not be recoverable. As of December 31, 2012, 2013 and 2014, however, based on the impairment assessment performed, Hanwha SolarOne concluded that the carrying amount of the long-lived assets was recoverable, and no impairment loss was recognized.

Functional and Reporting Currencies

The functional currency of Hanwha SolarOne and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, “Foreign Currency Translation” except for SolarOne USA, Solar Australia, Solar Canada, Solar Global and SolarOne GmbH, which have determined their functional currency to be their respective local currency. The reporting currency of Hanwha SolarOne is also Renminbi.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured into the functional currency at the balance sheet date exchange rate. Exchange gains and losses occurring from such transactions or assets and liabilities denominated in currencies different from the functional currencies are reported in the statement of income (loss) and affect the net income (loss) for the period.

We use the average exchange rate prevailing during the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively, of consolidated subsidiaries using functional currencies that are different from the reporting currency. The resulting translation adjustments are recorded in other comprehensive income (loss).

Financial Instruments—Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

Hanwha SolarOne’s foreign currency derivative contracts, commodity derivative contracts and interest rate swap contracts are used to manage its foreign currency risks principally arising from sales contracts denominated in Euros and Japanese Yen, maintain the stability of the purchase prices for silver and aluminum, the raw materials used in the production of PV products, and manage the interest rate risk for our long-term bank borrowings. Q CELLS also entered into foreign currency derivative contracts to manage its foreign currency risks principally arising from sales contracts denominated in Australian dollar and Japanese Yen. We record these derivative instruments as current assets or current liabilities, measured at fair value.

In 2012, 2013 and 2014, Hanwha SolarOne entered into cross-currency exchange rate agreements to receive Renminbi and sell other currencies and commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. As of December 31, 2014, Hanwha SolarOne had outstanding cross-currency exchange rate contracts with notional amounts of EUR20.5 million, US$91.9 million and JPY1,269.0 million, and an interest rate swap contract with notional amount of US$174.0 million.

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

Share-based Compensation Expenses

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

Advance to Suppliers and Long-term Prepayments

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. As of December 31, 2014, Hanwha SolarOne had RMB173.9 million (US$28.0 million) of advances to suppliers and RMB48.3 million (US$7.8 million) of long-term prepayments outstanding.

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances in cost of revenues because of the suppliers’ inability to fulfill their supply obligations. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. Hanwha SolarOne recorded a charge to cost of revenues of RMB170.0 million, RMB15.6 million (US$2.5 million) and nil in 2012, 2013 and 2014, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. We have not yet adopted ASU 2014-15 and are currently in the process of evaluating the impact of the adoption of the update on our consolidated financial statements.

Consolidated Results of Operations of Hanwha SolarOne

Since substantially all of Hanwha SolarOne’s revenues were derived from the sale of PV products, we presented Hanwha SolarOne’s net revenues and cost of revenues for all product sales on a combined basis in accordance with U.S. GAAP. We believe that this presentation provides sufficient information in assessing Hanwha SolarOne’s operating and financial performance. The following table sets forth Hanwha SolarOne’s summary consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2012		2013			2014
	(RMB)	% of Net Revenues	(RMB)	(US$)	% of Net Revenues	(RMB)	(US$)	% of Net Revenues
	(In millions, except for percentages)
Consolidated Statement of Comprehensive Income Data of Hanwha SolarOne
Net revenues:
Sales of products to third parties	2,639.5	71.8%	2,782.7	448.4	58.9%	2,573.6	414.8	53.2%
Sales of products to related parties	1,038.9	28.2%	1,534.4	247.3	32.5%	1,754.0	282.7	36.3%
Providing processing service to a related party	—	—	408.6	65.9	8.6%	509.4	82.1	10.5%
Total net revenues	3,678.4	100.0%	4,725.7	761.6	100.0%	4,837.0	779.6	100.0%
Cost of revenues	(4,003.9)	(108.8)%	(4,390.7)	(707.7)	(92.9)%	(4,426.7)	(713.5)	(91.5%)
Gross profit (loss)	(325.5)	(8.8)%	335.0	53.9	7.1%	410.3	66.1	8.5%
Operating expenses:
Selling expenses	(348.6)	(9.5)%	(325.4)	(52.4)	(6.9)%	(246.4)	(39.7)	(5.1%)
General and administrative expenses	(278.0)	(7.6)%	(295.4)	(47.6)	(6.3)%	(264.2)	(42.5)	(5.5%)
Provision for doubtful accounts receivable and other receivables	(137.7)	(3.7)%	(28.6)	(4.6)	(0.6)%	(12.9)	(2.1)	(0.3%)
Research and development expenses	(90.8)	(2.5)%	(92.3)	(14.9)	(2.0)%	(85.5)	(13.8)	(1.8%)
Total operating expenses	(855.1)	(23.2)%	(741.7)	(119.5)	(15.7)%	(608.9)	(98.1)	(12.6%)
Operating loss	(1,180.6)	(32.1)%	(406.7)	(65.5)	(8.6)%	(198.6)	(32.0)	(4.1%)
Interest expense	(299.5)	(8.1)%	(323.8)	(52.2)	(6.8)%	(348.5)	(56.1)	(7.2%)
Interest income	15.8	0.4%	21.2	3.4	0.4%	26.9	4.3	0.6%
Exchange gains (losses)	8.9	0.2%	43.7	7.0	0.9%	(123.0)	(19.8)	(2.5%)
Changes in fair value of derivative contracts	5.3	0.1%	63.7	10.3	1.3%	8.2	1.3	0.2%
Changes in fair value of conversion feature of convertible notes	(5.7)	(0.2)%	(6.1)	(1.0)	(0.1)%	12.1	2.0	0.3%
Loss on extinguishment of debt	(82.7)	(2.2)%	—	—	—	(9.9)	(1.6)	(0.2%)
Other income	9.3	0.3%	7.8	1.3	0.2%	14.5	2.3	0.3%
Other expenses	(18.4)	(0.5)%	(16.2)	(2.6)	(0.3)%	(20.3)	(3.3)	(0.4%)
Loss before income taxes	(1,547.6)	(42.1)%	(616.4)	(99.3)	(13.0)%	(638.6)	(102.9)	(13.2%)
Income tax expense	(15.3)	(0.4)%	(257.7)	(41.5)	(5.5)%	11.9	1.9	0.2%
Net loss	(1,562.9)	(42.5)%	(874.1)	(140.8)	(18.5)%	(626.7)	(101.0)	(13.0%)

2014 Compared to 2013

Net Revenues

Hanwha SolarOne’s total net revenues increased by 2.4% to RMB4,837.0 million (US$ 779.6 million) in 2014 from RMB4,725.7 million (US$761.6 million) in 2013. Net revenues derived from Hanwha SolarOne’s PV module business (including product sales to related parties, substantially all of which were resold to third-party end users by such related parties, but excluding PV module processing) increased by 1.8% to RMB4,227.7 million (US$681.4 million) in 2014 from RMB4,151.4 million (US$669.1 million) in 2013, due primarily to an increase in PV module shipments (excluding PV module processing) from 1,013 MW in 2013 to 1,098 MW in 2014 driven by increases in sales in China, the United Kingdom, Korea and the United States, partially offset by a decrease in the average selling price of its PV modules from RMB4.10 (US$0.66) in 2013 to RMB3.85 (US$0.62) in 2014. In 2014, Hanwha SolarOne derived 87.4% of its total net revenues from the sale of PV modules, compared to 87.8% in 2013.

Cost of Revenues and Gross Profit

Hanwha SolarOne’s cost of revenues increased by 0.8% to RMB4,426.7 million (US$713.5 million) in 2014 from 4,390.7 million (US$707.7 million) in 2013 primarily due to an increase in the costs associated with PV module processing by 24.8% to RMB459.2 million (US$74.0 million) in 2014 from RMB368.1 million (US$59.3 million) in 2013, due primarily to an increase in PV module processing shipments. The increase was partially offset by a decrease in the cost associated with production sales, due mainly to a decrease in the average manufacturing cost per watt driven by a decrease in the purchase price and manufacturing cost of silicon wafers and the improvement of the conversion efficiency rates of PV cells.

The increase described above was partially offset by a decrease in the inventory write-down from RMB113.2 million (US$18.2 million) in 2013 to RMB57.7 million (US$9.3 million) in 2014, primarily because decreases in the average selling prices of PV products were slowed down in 2014 as the PV markets became stabilized.

As a result of the foregoing, Hanwha SolarOne’s gross profit increased to RMB410.3 million (US$66.1 million) in 2014 from RMB335.0 million (US$53.9 million) in 2013. Its gross profit margin also increased to 8.5% in 2014 from 7.1% in 2013.

Operating Expenses and Operating Profit (Loss)

Hanwha SolarOne’s operating expenses decreased by 17.9% to RMB608.9 million (US$98.1 million) in 2014 from RMB741.7 million (US$119.5 million) in 2013, primarily due to a decrease in selling expenses and a decrease in general and administrative expenses, and, to a lesser extent, a decrease in provision for doubtful accounts receivable and other receivable. Hanwha SolarOne’s operating expenses as a percentage of its total net revenues decreased to 12.6% in 2014 from 15.7% in 2013.

Hanwha SolarOne’s selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs, commissions paid to sales agents and salaries, commissions, traveling expenses and benefits of its sales and marketing personnel. Hanwha SolarOne’s selling expenses decreased by 24.3% to RMB246.4 million (US$39.7 million) in 2014 from RMB325.4 million (US$52.4 million) in 2013, due primarily to a decrease in sales commission paid to sales agents, in particular in relation to sales in South Africa, as a result of an increase in sales through our internal sales force and related parties which do not incur sales commission, as well as a decrease in shipping and handling costs as a result of a decrease in ocean freight rates despite the increase in our product shipment. Selling expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 5.1% in 2014 from 6.9% in 2013.

Hanwha SolarOne’s general and administrative expenses primarily consist of salaries and benefits of its administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for its administrative personnel. Hanwha SolarOne’s general and administrative expenses decreased by 10.6% to RMB264.2 million (US$42.5 million) in 2014 from RMB295.4 million (US$47.6 million) in 2013, due primarily to an improvement in the operational efficiency. General and administrative expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 5.5% in 2014 from 6.3% in 2013.

Provision for doubtful accounts receivable and other receivable mainly relates to provision made for losses for account receivables and provision for losses in relation to advance to suppliers that were in contractual default where Hanwha SolarOne has asserted its termination rights that require repayment of the remaining deposits. Hanwha SolarOne’s provision for doubtful accounts receivable and other receivables decreased by 54.9% to RMB12.9 million (US$2.1 million) in 2014 from RMB28.6 million (US$4.6 million) in 2013, due to the same decrease in provision for doubtful accounts receivable, which was primarily as a result of the improvement in creditworthiness of its customers as the PV industry conditions generally stabilized in 2014. In 2013 and 2014, there was no provision for losses in relation to advances to suppliers recognized as operating expenses as described above under “—Cost of Revenues/Cost of Goods Sold and Operating Expenses—Operating Expenses—Provision for Doubtful Accounts Receivable and Other Receivables.”

Hanwha SolarOne’s research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of its research and development staff, depreciation charges, and travel expenses incurred by its research and development staff or otherwise in connection with its research and development activities. Hanwha SolarOne’s research and development expenses decreased by 7.5% to RMB85.5 million (US$13.8 million) in 2014 from RMB92.3 million (US$14.9 million) in 2013. The decrease was primarily due to a decrease in personnel expenses for research and development staff. Research and development expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 1.8% in 2014 from 2.0% in 2013.

As a result of the foregoing, Hanwha SolarOne’s operating loss was RMB198.6 million (US$32.0 million) in 2014, compared to an operating loss of RMB406.7 million (US$65.5 million) in 2013. Its operating profit margin was negative 4.1% in 2014, compared to negative 8.6% in 2013.

Interest Income and Expense, Exchange Gains and Losses, Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Notes and Other Income and Expenses

Hanwha SolarOne generated interest income of RMB26.9 million (US$4.3 million) and incurred interest expense of RMB348.5 million (US$56.1 million) in 2014, compared to interest income of RMB21.2 million (US$3.4 million) and interest expense of RMB323.8 million (US$52.2 million) in 2013. The increase in interest expense was due to an increase in the average outstanding balance of the interest-bearing debt, partially offset by a decrease in average interest rate.

Hanwha SolarOne incurred exchange loss of RMB123.0 million (US$19.8 million) in 2014, compared to exchange gain of RMB43.7 million (US$7.0 million) in 2013, primarily due to the losses from outstanding U.S. dollar-denominated debt resulting from the depreciation of the Renminbi against the U.S. dollar in 2014.

Hanwha SolarOne recorded RMB8.2 million (US$1.3 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of its foreign currency derivative, commodity and interest rate swap contracts in 2014, compared to RMB63.7 million (US$10.3 million) in 2013. The net gain in 2014 primarily resulted from foreign currency derivative contracts that Hanwha SolarOne entered into in connection with its accounts receivable denominated in Japanese Yen and Euro, as these currencies depreciated against Renminbi in 2014, partially offset by losses from foreign currency derivative contracts related to its accounts receivable denominated in U.S. dollar. The net gain decreased in 2014 compared to 2013 because Renminbi appreciated against all of U.S. dollar, Japanese Yen and Euro in 2013, while it depreciated against U.S. dollar in 2014.

Hanwha SolarOne recorded RMB12.1 million (US$2.0 million) of increase in fair value of convertible feature of its convertible notes in 2014, compared to a decrease of RMB6.1 million (US$1.0 million) in 2013, due primarily to the changes in the ADS price.

Hanwha SolarOne’s other income increased to RMB14.5 million (US$2.3 million) in 2014 from RMB7.8 million (US$1.3 million) in 2013. Its other expenses increased to RMB20.3 million (US$3.3 million) in 2014 from RMB16.2 million (US$2.6 million) in 2013.

Income Tax Benefit/Expense

Hanwha SolarOne’s income tax benefit was RMB11.9 million (US$1.9 million) in 2014, compared to an income tax expense of RMB257.7 million (US$41.5 million) in 2013, due primarily to the provision of valuation allowance of deferred tax assets in 2013, compared to no such provision in 2014.

Net Loss

As a result of the cumulative effect of the above factors, Hanwha SolarOne had a net loss of RMB626.7 million (US$101.0 million) in 2014, compared to a net loss of RMB874.1 million (US$140.8 million) in 2013. Its net profit margin improved to negative 13.0% in 2014 from negative 18.5% in 2013.

2013 Compared to 2012

Net Revenues

Hanwha SolarOne’s total net revenues increased by 28.5% to RMB4,725.7 million in 2013 from RMB3,678.4 million in 2012. Hanwha SolarOne’s net revenues derived from its PV module business (including product sales to related parties, substantially all of which were resold to third-party end users by such related parties, but excluding PV module processing) increased by 25.4% to RMB4,151.4 million in 2013 from RMB3,310.7 million in 2012, due primarily to increase in PV module shipments from 741 MW in 2012 to 1,013 MW in 2013 driven by increases in sales in Japan and South Africa, partially offset by a decrease in the average selling price of its PV modules from RMB4.47 in 2012 to RMB4.10 in 2013. In 2013, Hanwha SolarOne derived 87.8% of its total net revenues from the sale of PV modules, compared to 90.0% in 2012.

Cost of Revenues and Gross Profit

Hanwha SolarOne’s cost of revenues increased by 9.7% to RMB4,390.7 million in 2013 from RMB4,003.9 million in 2012, primarily due to an increase in the costs associated with PV module production by 6.0% to RMB3,871.4 million in 2013 from RMB3,650.8 million in 2012, which was primarily as a result of an increase in PV module shipments, partially offset by a decrease in the blended cost of revenues per watt reflecting the production cost (silicon and non-silicon) of internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

The increase described above was partially offset by (i) a decrease in inventory write-down to RMB113.2 million in 2013 from RMB326.1 million in 2012, primarily because decreases in the average selling prices of PV products were slowed down in 2013 compared to 2012 as the PV markets became relatively stabilized in 2013 following a steep downturn in 2012, and (ii) a decrease in charges to cost of revenues to reflect the probable loss arising from the suppliers’ failure to perform under the contracts to RMB15.6 million in 2013 from RMB170.0 million in 2012 primarily as a result of improvements in general financial conditions of silicon wafer suppliers in 2013 compared to 2012.

As a result of the foregoing, Hanwha SolarOne’s gross profit was RMB335.0 million in 2013, compared to gross loss of RMB325.5 million in 2012. Its gross profit margin was 7.1% in 2013, compared to negative 8.8% in 2012.

Operating Expenses and Operating Profit (Loss)

Hanwha SolarOne’s operating expenses decreased by 13.3% to RMB741.7 million in 2013 from RMB855.1 million in 2012, due to a decrease in provision for doubtful accounts receivable and other receivable and a decrease in selling expenses, partially offset by an increase in general and administrative expenses. Hanwha SolarOne’s operating expenses as a percentage of its total net revenues decreased to 15.7% in 2013 from 23.2% in 2012.

Hanwha SolarOne’s provision for doubtful accounts receivable and other receivable decreased by 79.2% from RMB137.7 million in 2012 to RMB28.6 million in 2013, due to the improvement in its collection of both accounts receivable and receivables related to advances to suppliers, primarily as a result of improvements in general conditions of PV industry in 2013 compared to 2012.

Hanwha SolarOne’s selling expenses decreased by 6.6% to RMB325.4 million in 2013 from RMB348.6 million in 2012, due primarily to the decrease in shipping and handling costs as a result of a decrease in ocean freight rates despite the increase in our product shipment, promotional expenses and personnel expenses, partially offset by an increase in sales commissions along with the increase in shipments. Selling expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 6.9% in 2013 from 9.5% in 2012.

Hanwha SolarOne’s general and administrative expenses increased by 6.3% to RMB295.4 million in 2013 from RMB278.0 million in 2012, due primarily to the decrease in operating government grants with offset effect on general and administrative expenses. General and administrative expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 6.3% in 2013 from 7.6% in 2012.

Hanwha SolarOne’s research and development expenses increased by 1.6% to RMB92.3 million in 2013 from RMB90.8 million in 2012. The increase was primarily because Hanwha SolarOne conducted additional research and development activities. Research and development expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 2.0% in 2013 from 2.5% in 2012.

As a result of the foregoing, Hanwha SolarOne’s operating loss was RMB406.7 million in 2013, compared to an operating loss of RMB1,180.6 million in 2012. Hanwha SolarOne’s operating profit margin was negative 8.6% in 2013, compared to negative 32.1% in 2012.

Interest Income and Expense, Exchange Gain and Loss, Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Notes and Other Income and Expenses

Hanwha SolarOne generated interest income of RMB21.2 million and incurred interest expense of RMB323.8 million in 2013, compared to interest income of RMB15.8 million and interest expense of RMB299.5 million in 2012. The increase in interest expense was due primarily to an increase in the amount of interest-bearing bank borrowings.

Hanwha SolarOne incurred exchange gain of RMB43.7 million in 2013 compared to RMB8.9 million in 2012, primarily due to the gains recognized in relation to outstanding U.S. dollar-denominated debt, partially offset by losses recognized in relation to accounts receivable denominated in U.S. dollar, Japanese Yen and Euro, as a result of the appreciation of Renminbi against all of these currencies in 2013.

Hanwha SolarOne recorded RMB63.7 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of its foreign currency derivative, commodity and interest rate swap contracts in 2013, compared to RMB5.3 million in 2012, primarily due to gains from foreign currency derivative contracts that it entered into in connection with its accounts receivable denominated in U.S. dollar, Japanese Yen and Euro as a result of the appreciation of Renminbi against all of these currencies in 2013.

Hanwha SolarOne recorded decreases in fair value of convertible feature of its convertible notes of RMB6.1 million in 2013 and RMB5.7 million in 2012, due primarily to the changes in the ADS price during these periods.

Hanwha SolarOne’s other income decreased to RMB7.8 million in 2013 from RMB9.3 million in 2012, due primarily to the decrease in compensation from insurance. Hanwha SolarOne’s other expenses decreased to RMB16.2 million in 2013 from RMB18.4 million in 2012, due primarily to a decrease in donations made to universities and charity organizations.

Income Tax Expense

Hanwha SolarOne’s income tax expense was RMB257.7 million in 2013, compared to an income tax expense was RMB15.3 million in 2012, due primarily to the provision of valuation allowance of deferred tax assets.

Net Loss

As a result of the cumulative effect of the above factors, Hanwha SolarOne had a net loss of RMB874.1 million in 2013, compared to a net loss of RMB1,562.9 million in 2012. Hanwha SolarOne’ net profit margin improved to negative 18.5% in 2013 from negative 42.5% in 2012.

B. Liquidity and Capital Resources

We operate in an industry with significant financing requirements. Our principal sources of liquidity and capital have been:

•	cash generated by our operations;

•	proceeds from borrowings from banks; and

•	proceeds from securities offerings.

Our principal capital requirements or uses have been:

•	financing our capital expenditures; and

•	financing our working capital requirements.

We believe our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth a summary of Hanwha SolarOne’s cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013		2014
	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Net cash provided by (used in) operating activities	(1,052.2)	386.7	62.3	(561.9)	(90.6)
Net cash used in investing activities	(534.5)	(421.4)	(67.9)	(395.8)	(63.8)
Net cash provided by financing activities	286.7	607.6	97.9	695.5	112.1

Net increase (decrease) in cash and cash equivalents	(1,300.1)	573.0	92.4	(262.2)	(42.3)

Cash Flows from Operating Activities

Net cash provided by operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation and amortization, warranty provision, share-based compensation expenses, provision for doubtful debts, provision for losses for advances to suppliers, deferred tax benefit, change in fair value of the conversion feature of Hanwha SolarOne’s convertible notes, and the effect of changes in certain operating assets and liabilities line items such as inventories, other assets (including advance to suppliers, long-term prepayments and accounts receivable), amounts due to related parties, accounts payable, customer deposits, accrued expenses and other liabilities.

Hanwha SolarOne’s net cash used in operating activities was RMB561.9 million (US$90.6 million) in 2014, which was derived from net loss of RMB626.7 million (US$101.0 million), adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash expense items were primarily comprised of depreciation and amortization of RMB441.9 million (US$71.2 million), amortization of convertible notes discount of RMB137.2 million (US$22.1 million), write-down of inventories of RMB57.7 million (US$9.3 million) and warranty provision of RMB42.1 million (US$6.8 million), partially offset by warranty settlements and reversals of RMB47.1 million

(US$7.6 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of RMB601.7 million (US$97.0 million), were primarily comprised of:

•	an increase of RMB393.0 million (US$63.3 million) in restricted cash related to Hanwha SolarOne’s operating activities due primarily to an increase in cash provided to banks as collateral for its working capital financings as a result of a decrease in the amount of credit line available for working capital financing;

•	an increase of RMB329.4 million (US$53.1 million) in accounts receivable due primarily to the increase in sales and an increase in accounts receivable days resulting from increased sales in China; and

•	an increase of RMB154.8 million (US$24.9 million) in inventories due primarily to an expected increase of shipments in January 2015.

Hanwha SolarOne’s net cash provided by operating activities was RMB386.7 million (US$62.3 million) in 2013, which was derived from net loss of RMB874.1 million (US$140.8 million), adjusted to reflect a net positive adjustment relating to non-cash items and a net positive effect from changes in operating assets and liabilities. The adjustments relating to non-cash expense items were primarily comprised of depreciation and amortization of RMB436.1 million (US$70.3 million), a deferred tax expense of RMB254.1 million (US$40.9 million), write-down of inventories of RMB113.2 million (US$18.2 million) and the amortization of convertible notes discount of RMB95.7 million (US$15.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net positive effect of RMB337.8 million, were primarily comprised of:

•	an increase of RMB180.2 million (US$29.0 million) in notes payable and an increase in amount due to related parties of RMB103.2 million (US$16.6 million) due primarily to the increased purchase to meet the demand of gradually recovered solar market; and

•	a decrease of RMB68.4 million (US$11.0 million) in other current assets due primarily to less tax recoverable and less unbilled project revenue under percentage-of-completion method.

Hanwha SolarOne’s net cash used in operating activities was RMB1,052.2 million in 2012, which was derived from net loss of RMB1,562.9 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash expense items were primarily comprised of depreciation and amortization of RMB373.2 million, write-down of inventories of RMB326.1 million, provision for doubtful collection of advances to supplier of RMB170.0 million, amortization of convertible notes discount of RMB88.5 million and provision for doubtful collection of accounts receivable of RMB87.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of RMB781.3 million, were primarily comprised of:

•	an increase of RMB508.3 million in accounts receivable and an increase in amount due from related parties of RMB195.1 million, due primarily to greater sales near the end of the year; and

•	an increase of RMB480.7 million in inventories primarily as a result of increased finished goods due primarily to a decrease in sales; partially offset by,

•	an increase in accounts payable of RMB175.1 million, primarily due to longer payment terms extended by suppliers of silicon materials; and

•	a decrease in advance to suppliers and long-term prepayments of RMB159.3 million, primarily due to the decrease in silicon material price and smaller advances required by suppliers.

Cash Flows from Investing Activities

Hanwha SolarOne’s net cash used in investing activities primarily consists of cash used for capital expenditures.

Hanwha SolarOne’s net cash used in investing activities was RMB395.8 million (US$63.8 million) in 2014, primarily consisting of RMB389.1 million (US$62.7 million) of cash used for capital expenditures, primarily for its manufacturing machinery and equipment.

Hanwha SolarOne’s net cash used in investing activities was RMB421.4 million (US$67.9 million) in 2013, all of which was used for capital expenditures, primarily for manufacturing machinery and equipment.

Hanwha SolarOne’s net cash used in investing activities was RMB534.5 million in 2012, all of which was used for capital expenditures, primarily for its manufacturing machinery and equipment.

Cash Flows from Financing Activities

Hanwha SolarOne’s net cash generated from financing activities primarily consists of proceeds from short-term and long-term bank borrowings, as offset by repayments of short-term and long-term bank borrowings.

Hanwha SolarOne’s net cash provided by financing activities was RMB695.5 million (US$112.1 million) in 2014. This was mainly attributable to proceeds from short-term bank borrowings of RMB2,877.1 million (US$463.7 million) and proceeds from long-term bank borrowings of RMB673.1 million (US$108.5 million), partially offset by repayment of short-term bank borrowings of RMB2,619.1 million (US$422.1 million) and repayment of long-term bank borrowings of RMB225.2 million (US$36.3 million).

Hanwha SolarOne’s net cash provided by financing activities was RMB607.6 million (US$97.9 million) in 2013. This was mainly attributable to proceeds from short-term bank borrowings of RMB2,152.7 million (US$347.0 million) and proceeds from long-term bank borrowings of RMB618.0 million (US$99.6 million), partially offset by repayment of short-term bank borrowings of RMB2,209.5 million (US$356.1 million) and repayment of long-term bank borrowings of RMB690.1 million (US$111.2 million).

Hanwha SolarOne’s net cash provided by financing activities was RMB286.7 million in 2012. This was mainly attributable to proceeds from short-term bank borrowings of RMB2,661.2 million and proceeds from long-term bank borrowings of RMB1,369.4 million, partially offset by repayment of short-term bank borrowings of RMB3,263.1 million and repayment of long-term bank borrowings of RMB212.0 million.

Capital Expenditures and Investment Requirements

Hanwha SolarOne’s capital expenditures were RMB534.5 million, RMB421.4 million (US$67.9 million) and RMB389.1 million (US$62.7 million) in 2012, 2013 and 2014, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. We expect that our combined capital expenditures would substantially increase in 2015 to approximately US$215 million, which will be primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. In addition, we expect to invest approximately US$150 million in our PV downstream business in 2015.

We plan to fund our capital expenditure and investment requirements with cash from operations, bank borrowings, proceeds from our securities offerings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Capital Resources

Hanwha SolarOne has financed its operations primarily through cash flows from operations and proceeds from bank loans and related-party loans, as well as proceeds from the issuance of long-term notes in 2013, its initial public offering, the convertible notes offering in January 2008, the continuous ADS offerings from July

2008 to August 2008 and from September 2009 to November 2009 and the ADS offering in November 2010 and January 2014.

As of December 31, 2014, Hanwha SolarOne had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB1,363.6 million (US$219.8 million). Hanwha SolarOne’s short-term bank borrowings outstanding as of December 31, 2012, 2013 and 2014 bore average interest rates of 4.20%, 3.49% and 3.20% per annum, respectively. These short-term bank borrowings have terms of one month to one year, and expire at various times throughout the year. Some of Hanwha SolarOne’s short-term bank borrowings were secured by land use rights and building ownership. As of December 31, 2014, the aggregate outstanding balance of the current portion of Hanwha SolarOne’s long-term bank borrowings, which is due for repayment from January 1, 2015 to December 31, 2015, was RMB1,578.7 million (US$254.4 million) and the aggregate outstanding balance of the noncurrent portion of Hanwha SolarOne’s long-term bank borrowings, which will be due after one year, but before three years, was RMB1,549.3 million (US$249.7 million). Hanwha SolarOne’s long-term bank borrowings outstanding as of December 31, 2014 bore an average interest rate of 3.26% per annum. Hanwha SolarOne expects to continue to rollover its bank borrowings when they become due. To the extent Hanwha SolarOne is unable to rollover its bank borrowings for whatever reason, it will repay such borrowings with cash generated from operating activities or alternative funding sources.

As of December 31, 2014, Hanwha SolarOne had long-term notes with an outstanding principal amount of US$100.0 million, which were issued by SolarOne Hong Kong in January 2013 and will mature in January 2016. The notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum, payable on a quarterly basis. All the payments on the notes are guaranteed by Hanwha Chemical.

Hanwha SolarOne has been buying back its convertible notes from time to time since January 1, 2012. In 2012, it repurchased its 2018 convertible notes in a total principal amount of US$71.9 million. In 2014, it repurchased its 2018 convertible notes in a total principal amount of US$14.5 million. In January 2015, it repurchased its 2018 convertible notes in a total principal amount of US$86,060,000 pursuant to the holders’ exercise of the put right under the terms of the 2018 convertible notes. After this repurchase, US$15,000 principal amount of the 2018 convertible notes remains outstanding. In December 2014, Hanwha SolarOne had secured a three-year US$87 million term loan facility from the Export-Import Bank of Korea primarily to fund the repurchase of its 2018 convertible notes.

As of December 31, 2014, Hanwha SolarOne had cash and cash equivalents in the amount of RMB987.3 million (US$159.1 million). Its cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. As of December 31, 2014, Hanwha SolarOne had restricted cash in the amount of RMB605.2 million (US$97.5 million), which represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for its use. The restriction on the use of restricted cash is generally expected to be released within the next twelve months. As of December 31, 2014, unused loan facilities for short-term and long-term borrowings amounted to RMB502.7 million (US$81.1 million).

Hanwha SolarOne’s advance to suppliers and long-term prepayments in total was RMB350.9 million, RMB314.1 million (US$50.6 million) and RMB222.2 million (US$35.8 million) as of December 31, 2012, 2013 and 2014, respectively. Hanwha SolarOne’s fixed assets were RMB4,780.0 million, RMB4,482.7 million (US$722.5 million) and RMB4,587.2 million (US$739.3 million) as of December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, Hanwha SolarOne had commitments of approximately RMB60.9 million (US$9.8 million) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within 2015.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Through the acquisition of Q CELLS in February 2015, we plan to leverage Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 186 highly trained researchers as of December 31, 2014, of which over 50% have either a master’s or doctoral degree. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline passivated emitter rear contact, or PERC, cells, which have higher conversion efficiency rate than traditional back surface field cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Hanwha SolarOne’s research and development expenses were RMB90.8 million, RMB92.3 million (US$14.9 million) and RMB85.5 million (US$13.8 million) in 2012, 2013 and 2014, respectively.

Our research and development department works closely with our manufacturing department to lower production costs by improving our production efficiency. We are also working together with universities and research institutes to develop new technology and products.

As of the date of this annual report, we had been granted 57 patents and 32 patent applications pending in China, 30 patents and 62 patent applications pending in Germany and 33 patents and 57 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth Hanwha SolarOne’s contractual obligations as of December 31, 2014:

	Payment Due by Period
Hanwha SolarOne	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Long-term debt obligations(1)	4,259.9	2,098.7	2,161.2	—	—
Operating lease obligations	3.0	2.0	1.0	—	—
Commitments relating to the acquisition of fixed assets	60.9	60.9	—	—	—

Total	4,323.8	2,161.6	2,162.2	—	—

(1)	The long-term debt obligations represent the principals and interests of (i) long-term bank borrowings, (ii) convertible bonds and (iii) long-term notes. Please see “Bank Borrowings” under Note 11, “Long-Term Notes” under Note 17 and “Convertible Bonds” under Note 22 to Hanwha SolarOne’s audited consolidated financial statements.

G. Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to revenue growth and profitability;

•	our expectations with respect to our ability to secure raw materials, especially silicon and silicon wafers, in the future;

•	our ability to integrate the businesses of Hanwha SolarOne and Q CELLS;

•	competition from other manufacturers of PV products and conventional energy suppliers;

•	our future business development, results of operations and financial condition;

•	future economic or capital market conditions; and

•	those described under the section entitled “Risk Factors.”

This annual report also contains data related to the PV market worldwide taken from third-party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title	Term
Seong Woo Nam	58	Director, Chairman and Chief Executive Officer	December 2016
Jung Pyo Seo	49	Director and Chief Financial Officer	December 2016
Dong Kwan Kim	32	Director and Chief Commercial Officer	Until the next annual general meeting
Jin Seog Choi	57	Director and Chief Technology Officer	Until the next annual general meeting
Thomas J. Toy	60	Independent Director	December 2015
Ernst A. Bütler	71	Independent Director	December 2015
David N. K. Wang	68	Independent Director	December 2016

Directors

Mr. Seong Woo Nam has served as our chairman of the board and chief executive officer since April 2014. Prior to his current position, Mr. Nam was the executive vice president and general manager of Samsung Electronics’ IT Solutions Business. Prior to leading the IT Solutions Business at Samsung Electronics, Mr. Nam spent eight years directing the business innovation team at Samsung Electronics across a broad range of business segments including planning, supply chain management, logistics, and information strategy. He received his bachelor’s degree in political science from Sogang University in 1983.

Mr. Jung Pyo Seo has served as our director since April 2014 and as our chief financial officer since July 2011. He also serves as a member of our corporate governance and nominating committee. Prior to his current position, Mr. Seo served as chief financial officer and chief operating officer of Azdel Inc., in Virginia from 2008 to 2011. While with Azdel Inc., Mr. Seo rebuilt the company’s cash and debt management systems and processes, implemented a new ERP system, managed commercial banking relationships, raised capital and helped the company expand market share in a competitive market with rising raw material prices. He also played an important role in the acquisition and post-acquisition integration of Azdel Inc. by Hanwha Corporation. Prior to that, Mr. Seo held a variety of accounting, finance and sales-related positions at Hanwha Resorts Corporation and Hanwha Chemical for 12 years. Mr. Seo received an MBA with a concentration in Finance from the University of Washington, and a B.A. with a concentration in Finance and Accounting from Seoul National University.

Mr. Dong Kwan Kim has served as our director since March 2015 and as our chief commercial officer since September 2014. Prior to his current position, Mr. Kim served as chief strategic marketing officer at Q CELLS since August 2013, where he was instrumental in developing new markets for the company and expanding downstream business opportunities. Mr. Kim had previously served as chief strategy officer of Hanwha SolarOne from December 2011 until July 2013 and was a member of the board of directors from December 2010 until August 2013, and was re-appointed in March 2014. He received his bachelor’s degree in political science from Harvard University in 2006.

Dr. Jin Seog Choi has served as our director since March 2015 and as our chief technology officer since February 2015. Prior to his current position, Dr. Choi served as president of the manufacturing division of Hanwha Corporation since May 2014. Dr. Choi had previously served as chief executive officer of STX Solar Co., Ltd. from January 2012 until February 2014. From 2002 to 2010, Dr. Choi held various senior positions, including chief technology officer, at manufacturing and research divisions of Hynix Semiconductor Inc. From 1984 to 2001, Dr. Choi worked at the semiconductor division of Samsung Electronics Co., Ltd. He received his bachelor’s degree in metal engineering from Kyungpook National University in 1981 and his Ph.D. degree in metal engineering from Hanyang University in 1992.

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our audit committee and corporate governance and nominating committee and as a member of our compensation committee. His other current positions include director of several privately held companies. Mr. Toy is co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, is a venture partner/advisor for ICCP Ventures, a venture capital firm, and a managing director of Startup Capital Ventures. Formerly, he was a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon and a partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

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

B. Compensation

Compensation

In 2012, 2013 and 2014, Hanwha SolarOne paid aggregate cash compensation of RMB9.2 million, RMB6.1 million (US$1.0 million) and RMB6.7 million (US$1.1 million), respectively, to its directors and executive officers. For options granted to officers and directors, see “—2006 Share Option Plan” and “—2007 Equity Incentive Plan.” In 2013 and 2014, Q CELLS paid aggregate cash compensation of US$3.6 million and US$2.0 million, respectively, to its directors and executive officers.

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

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
		(US$/share)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Jin Seog Choi	—	—	—	—
Thomas J. Toy	120,000	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.8	November 30, 2006	November 30, 2016
David N.K. Wang	—	—	—	—
Other individuals as a group	216,400	1.8	November 30, 2006	November 30, 2016
	150,000	2.02	August 16, 2007	November 30, 2016
	100,000	2.58	October 26, 2007	November 30, 2016
	50,000	2.73	November 1, 2007	November 30, 2016
	100,000	5.31	December 13, 2007	November 30, 2016
	446,250	2.15	March 6, 2008	November 30, 2016

Total	1,362,650

—	No outstanding share option was held by such person.

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

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		(US$/share)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Jin Seog Choi	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—	—
David N.K. Wang	300,000	0.88	April 2, 2009	April 2, 2019
Other individuals as a group	20,000	4.376	May 28, 2008	May 28, 2018
	20,000	2.42	September 26, 2008	September 26, 2018
	466,800	1.344	October 16, 2008	October 16, 2018
	5,000	1.344	March 17, 2009	March 17, 2019
	20,000	0.742	April 28, 2009	April 28, 2019
	121,750	1.188	September 11, 2009	September 11, 2019
	325,300	1.372	December 3, 2009	December 3, 2019
	150,000	1.08	December 28, 2009	December 28, 2019
	62,500	1.496	June 28, 2010	June 28, 2020

Total	1,491,350

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of the date of this annual report.

Name	Ordinary Shares Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date
Seong Woo Nam	—	—	—
Jung Pyo Seo	—	—	—
Dong Kwan Kim	—	—	—
Jin Seog Choi	—	—	—
Thomas J. Toy	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
	75,000	January 1, 2015	January 1, 2025
Verena Maria Bütler (wife of Ernst A. Bütler)	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
	75,000	January 1, 2015	January 1, 2025
David N.K. Wang	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
	75,000	January 1, 2015	January 1, 2025
Other individuals as a group	110,000	February 28, 2011	February 28, 2021
	225,000	May 31, 2011	May 31, 2021
	112,500	July 28, 2011	July 28, 2021
	187,500	November 29, 2011	November 29, 2021
	112,500	April 30, 2012	April 30, 2022
	25,000	May 28, 2013	May 28, 2023
	1,365,040	August 1, 2014	August 1, 2024

Total	3,037,540

—	No restricted stock units have been granted to such person.

C. Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Mr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules (the “Nasdaq Rules”).

Our board of directors has determined that Mr. Thomas J. Toy qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

All of the members of our audit committee satisfy the “independence” requirements of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Ernst A. Bütler, Mr. Thomas J. Toy and Dr. David N.K. Wang, and is chaired by Mr. Ernst A. Bütler. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Jung Pyo Seo, Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Dr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy.

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors hold office until the expiration of such term as may be specified in the resolution appointing such director, or if no such term is specified until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. Any director appointed by the directors (either to fill a casual vacancy or as an addition to the existing directors) shall hold office only until the next following annual general meeting and shall then be eligible for re-election at that meeting. Any director may be removed by an ordinary resolution of our shareholders (including by a unanimous written resolution signed by all our shareholders). In addition, the office of a director will automatically be vacated if (i) he gives notice in writing to our company that he resigns the office of director, (ii) all of the directors (other than the one to be removed) pass a resolution or sign a notice effecting his removal from his office as such, (iii) he is prohibited from being a director under any applicable law, rules or regulations and the Nasdaq Rules, (iv) he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and all of the directors (other than the one to be removed) pass a resolution that he has by reason of such absence vacated office, (v) he dies, becomes bankrupt or makes any arrangement or composition with his creditors, or (vi) he is found to be or becomes of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

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

On June 29, 2007, China adopted the New Employment Contract Law (the “New Employment Law”), which came into effect on January 1, 2008. The New Employment Law sets forth certain key requirements, such as the requirement for a written employment contract, limitations on probation period, and clauses on severance pay that might marginally affect the cost of employment in China. However, the New Employment Law has not substantially impacted our business.

D. Employees

The following table sets forth the number of Hanwha SolarOne’s full-time employees by function as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014
Manufacturing and engineering	4,839	5,904	5,921
General and administration	300	353	324
Quality control	630	277	633
Research and development	104	102	96
Purchasing and logistics	271	260	254
Marketing and sales	108	109	106
Total	6,252	7,005	7,334

The following table sets forth the number of Q CELLS’ full-time employees by function as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Manufacturing and engineering	617	647
General and administration	168	182
Quality control	87	97
Research and development	233	239
Purchasing and logistics	108	117
Marketing and sales	95	114
Total	1,308	1,396

The following table sets forth the number of Hanwha SolarOne’s full-time employees by geographic location as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014
China	6,188	6,958	7,276
Others	64	47	58
Total	6,252	7,005	7,334

The following table sets forth the number of Q CELLS’ full-time employees by geographic location as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Germany	855	893
Malaysia	445	488
Others	8	14
Total	1,308	1,396

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in China in 2012, 2013 and 2014 was RMB79.5 million, RMB84.5 million (US$13.6 million) and RMB94.8 million (US$15.8 million), respectively.

Our employees in Germany are represented by the works council organized under the German law, which is entitled to consultation and, in some areas, to co-determination rights concerning labor conditions. None of our employees in Malaysia is represented by a union.

We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2014, there were outstanding options to purchase 1,362,650 ordinary shares under our 2006 share option plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2014, there were outstanding options to purchase 1,491,350 ordinary shares under our 2007 share option plan.

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

In March 2015, as part of our strategy to reduce manufacturing cost, Q CELLS has ceased the production of PV cells and modules at its manufacturing facilities in Thalheim, Germany. The manufacturing equipment will be relocated to our other facilities in Malaysia and elsewhere. In connection with the relocation of its manufacturing facilities, Q CELLS is undergoing a restructuring of its workforce in Germany. The production transfer to other sites and the corresponding restructuring is estimated to lead to a reduction of the workforce in Germany by approximately 550 positions. Approximately 350 jobs will be maintained by Q CELLS in Germany. Since January 2015, Q CELLS has been negotiating with the works council representing the employees in Germany in order to reach an agreement on the terms and conditions of the restructuring program. In connection with the restructuring of its workforce, Q CELLS may be subject to disputes with its former employees and the related cost could have material adverse effect on our business and results of operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Thomas J. Toy	482,490	*
Verena Maria Bütler (wife of Ernst A. Bütler)	542,490	*
David N.K. Wang	487,500	*
Jung Pyo Seo	—	—
Seong Woo Nam	—	—
All Directors and Executive Officers as a Group(3)	1,512,480	*
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	3,910,394,778	94.03%

*	less than 0.1%
—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)

The number of shares beneficially owned by each listed person as of March 10, 2015. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of March 10, 2015. Percentage of beneficial ownership of each listed person is based on 4,158,688,237 ordinary shares outstanding as of March 10,

2015, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report. This number excludes: (i) the remaining 4,014,075 ADSs (representing 20,070,375 ordinary shares) which were issued to facilitate our convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 87,487 ADSs (representing 437,435 ordinary shares) which have been reserved by our company as of March 10, 2015 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares would be 4,199,258,395 if those numbers mentioned above are to be included.
(3)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report.
(4)	Held 3,903,989,723 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 1,281,011 ADSs (representing 6,405,055 ordinary shares) as of March 10, 2015. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical, under which Hanwha Chemical agreed to purchase 36,455,089 ordinary shares from us at a price of US$2.144 per ordinary share, which corresponds to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical and the sale and purchase of these ordinary shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Hanwha Solar, under which we agreed to issue to Hanwha Solar a total of 45,080,019 ordinary shares at par value of US$0.0001 per ordinary share, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Hanwha Solar 30,672,689 ordinary shares on September 16, 2010 and an additional 14,407,330 ordinary shares on March 10, 2011. The total proceeds to us from these transactions amounted to approximately US$78.2 million. At the same time, Hanwha Solar completed the acquisition from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.80 per ordinary share pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar at par value of US$0.0001 per ordinary share. In February 2015, we issued 3,701,145,330 ordinary shares (which represents the equivalent of 740,229,066 ADSs) to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became a wholly-owned subsidiary of us. The new shares issued by us to Hanwha Solar in the transaction represent approximately 8.09 newly issued shares for each of our then-outstanding shares on a fully diluted basis. As a result of these transactions, as of March 10, 2015, Hanwha Solar owned an approximately 94.0% equity interest in our company, including both ordinary shares and ADSs.

As of February 20, 2015, approximately 60.1% of our outstanding ordinary shares, represented by approximately 55,015,250 ADSs, were held by 42 record holders in the United States.

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

Private Placement

In September 2010, we issued in a private placement an aggregate of 36,455,089 ordinary shares to Hanwha Solar at a purchase price of US$2.144 per share for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value of US$0.0001 per ordinary share.

In connection with our public offering of 9,200,000 ADSs in November 2010, we issued in a private placement to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.8 per ordinary share for an aggregate sale price of US$82.8 million pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010.

In February 2015, we issued 3,701,145,330 ordinary shares (which represents the equivalent of 740,229,066 ADSs) to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became a wholly-owned subsidiary of us. The new shares issued by us to Hanwha Solar in the transaction represent approximately 8.09 newly issued shares for each of our then-outstanding shares on a fully diluted basis.

Shareholder Agreement

In connection with the our acquisition of Q CELLS from Hanwha Solar and the issuance of our new shares to Hanwha Solar, we and Hanwha Solar entered into a shareholder agreement, dated as of December 8, 2014, which replaced the existing shareholder agreement, dated as of September 16, 2010, as amended by amendment No. 1, dated as of November 12, 2013.

Below is a summary of the key provisions of the shareholder agreement.

Registration Rights

Under the shareholder agreement, Hanwha Solar will be entitled to specified registration rights with respect to any potential public offering of our ordinary shares or ADSs in the United States, and will be entitled to any analogous or equivalent rights with respect to any other offering of shares in any other jurisdiction pursuant to which we undertake to publicly offer or list such securities for trading on a recognized securities exchanges subject to applicable law.

Board of Directors

Three members of the board of directors will be “independent directors”, as defined under Nasdaq Marketplace Rule 5605(a)(2) and otherwise satisfying the independence requirements imposed by Rule 10A-3 of the Exchange Act. Each independent director will be appointed for a two year term (or such other period of time as is generally applicable to other members of the board of directors).

The shareholder agreement does not specify the number of directors of our board of directors, while our memorandum and articles of association, as amended, provides that our board of directors will consist of not less than five and not more than ten directors.

Audit Committee

So long as we qualify as a “foreign private issuer” (as defined in Rule 3b-4(c) under the Exchange Act), Hanwha Solar will be entitled (but not required) to appoint one individual to serve as an observer to our audit committee so long as such individual (i) satisfies the “no compensation” prong of the independence requirements under Rule 10A-3 of the Exchange Act, (ii) is not a voting member or the chair of, our audit committee and (iii) is not an executive officer of Hanwha Solar or us.

Specific Approvals

The prior approval of a majority of our independent directors will be required to delist our ADSs from Nasdaq, deregister our ordinary shares or the ADSs under the Exchange Act, or amend any provision of our organizational documents to the extent that such amendment would be inconsistent with or conflict with the provisions of the shareholder agreement.

Any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act, will require the prior approval of our audit committee.

In the event any matter is presented to our board of directors for prior approval or determination and any director who has been nominated by Hanwha Solar has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of our independent directors, then the approval or determination with respect to such matter will be made by a majority of the members of our board of directors without such conflict or interest.

Restrictions on Further Purchases by Hanwha Solar

Hanwha Solar will not acquire, directly or indirectly, by purchase, squeeze-out, merger, consolidation, compulsory acquisition, scheme of arrangement, recapitalization, negotiated transaction or otherwise, that number of our securities that would result in a beneficial ownership percentage of 95.03% or greater unless such acquisition, however structured, shall have been approved in advance by a majority of our independent directors.

Restrictions on Transfer by Hanwha Solar

Hanwha Solar will not effect any transaction or series of related transactions involving a sale(s) of our ordinary shares to any non-affiliated third party if, after giving effect to such sale, such third party (individually or together with its affiliates or other persons which would constitute a “group” (as defined under Section 13(d) of the Exchange Act) with such third party or its affiliates) would beneficially own 30% or more of the total number of issued and outstanding ordinary shares unless (i) approved in advance by a majority of the our independent directors, (ii) after giving effect to such sale(s), Hanwha Solar together with its affiliates continues to control us or (iii) such third party, its affiliates and/or persons which constitute a “group” with such third party, as the case may be, agree in writing to be bound by the terms of the shareholder agreement to the same extent as Hanwha Solar.

Equity Incentive Plan

See “Item 6.B. Compensation—2006 Share Option Plan” and “Item 6.B. Compensation—2007 Equity Incentive Plan.”

Material Transactions with Certain Shareholders and Affiliated Companies

A summary of our material transactions with related parties is set forth below. In addition, see Note 25 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this annual report for a description of material transactions with related parties.

Transactions between Hanwha SolarOne and Q CELLS

In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS, which generated revenues amounting to RMB408.6 million (US$65.9 million) and RMB509.4 million (US$82.1 million), respectively. Hanwha SolarOne also purchased PV cells and other raw materials from Q CELLS to produce its own PV modules, which amounted to RMB4.1 million, RMB95.6 million (US$15.4 million) and RMB86.3 million (US$13.9 million) in 2012, 2013 and 2014, respectively.

Hanwha SolarOne had amount due from Q CELLS of RMB162.2 million (US$26.1 million) and RMB134.2 million (US$21.6 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to the module processing services provided to Q CELLS.

Transactions with Hanwha Corporation

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, and it is engaged in the global trading business, among others. We sell PV modules to Hanwha Corporation which then resells the PV modules purchased from us to system integrators and third-party distributors in various markets. We also purchase raw materials, primarily polysilicon and silver paste, from Hanwha Corporation. Hanwha SolarOne’s sales to Hanwha Corporation in 2012, 2013 and 2014 amounted to RMB250.0 million, RMB0.5 million (US$0.1 million) and RMB0.9 million (US$0.1 million), respectively. Hanwha SolarOne’s purchase of raw materials from Hanwha Corporation in 2013 and 2014 amounted to RMB216.2 million (US$34.8 million) and RMB268.0 million (US$43.2 million), respectively. In addition, Hanwha SolarOne purchased fixed assets, primarily manufacturing equipment, in the amount of RMB3.6 million, RMB23.9 million (US$3.9 million) and RMB241.5 million (US$38.9 million), in 2012, 2013 and 2014, respectively.

Hanwha SolarOne had amount due to Hanwha Corporation of RMB98.7 million (US$15.9 million) and RMB241.2 million (US$38.9 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts payable related to purchases of raw materials and fixed assets.

Transactions with Hanwha Chemical

Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, has guaranteed certain borrowings and notes of Hanwha SolarOne, which has paid guarantee fees to Hanwha Chemical. The amount of Hanwha SolarOne’s bank borrowings and long-term notes guaranteed by Hanwha Chemical amounted to RMB1,707.1 million (US$275.1 million) and RMB609.7 million (US$98.3 million), respectively, as of

December 31, 2013, and RMB2,778.0 (US$447.7 million) and RMB611.9 million (US$98.6 million), respectively, as of December 31, 2014.

Transactions with Hanwha Q CELLS Japan Corp.

Hanwha Q CELLS Japan Corp. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Japan. We sell PV modules to Hanwha Q CELLS Japan Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Japan. Hanwha SolarOne’s sales to Hanwha Q CELLS Japan Corp. in 2012, 2013 and 2014 amounted to RMB248.0 million, RMB1,179.3 million (US$190.1 million) and RMB1,122.1 million (US$180.9 million), respectively.

Hanwha SolarOne had amount due from Hanwha Q CELLS Japan Corp. of RMB205.9 million (US$33.2 million) and RMB155.7 million (US$25.1 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Korea Corp.

Hanwha Q CELLS Korea Corp. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Korea. We sell PV modules to Hanwha Q CELLS Korea Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Korea. Hanwha SolarOne’s sales to Hanwha Q CELLS Korea Corp. in 2012, 2013 and 2014 amounted to RMB281.3 million, RMB213.8 million (US$34.5 million) and RMB515.4 million (US$83.1 million), respectively.

Hanwha SolarOne had amount due from Hanwha Q CELLS Korea Corp. of RMB61.6 million (US$9.9 million) and RMB183.3 million (US$29.5) million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Inc.

Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Inc. are wholly-owned subsidiaries of Hanwha Q CELLS Americas Holdings Corp., which is an indirect subsidiary of Hanwha Corporation, primarily engaged in the sale and distribution of PV products and PV downstream business in the United States and Canada, respectively. Neither Hanwha Q CELLS USA Corp. nor Hanwha Q CELLS Canada Corp. is our consolidated subsidiary. We sell PV modules to Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Inc., which then resell the PV modules purchased from us to system integrators and third-party distributors in the United States and Canada, respectively. Hanwha SolarOne’s sales to Hanwha Q CELLS Canada Inc. in 2013 and 2014 amounted to RMB112.8 million (US$18.2 million) and RMB109.2 million (US$17.6 million), respectively.

Transactions with Hanwha Advanced Materials Corp.

Hanwha Advanced Materials Corp. is a wholly-owned subsidiary of Hanwha Chemical that engages in the manufacturing of various automotive and electronics materials, and is not our consolidated subsidiary. We purchase raw materials, primarily ethylene-vinyl acetate sheets, from Hanwha Advanced Materials Corp. Hanwha SolarOne’s purchase of raw materials from Hanwha Advanced Materials Corp. in 2012, 2013 and 2014 amounted to RMB63.2 million, RMB82.3 million (US$13.3 million) and RMB140.4 million (US$22.6 million), respectively.

Hanwha SolarOne had amount due to Hanwha Advanced Materials Corp. of nil and RMB49.7 million (US$8.0 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts payable related to purchases of raw materials.

C. Interests of Experts and Counsel

Not applicable.

ITEM  8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Export Sales

Hanwha SolarOne’s export sales in 2012, 2013 and 2014 were RMB3,295.9 million, RMB4,185.8 million and RMB4,019.2 million (US$647.8 million), respectively, and accounted for 89.6%, 88.6% and 83.1% of its net revenues, respectively.

Legal and Administrative Proceedings

On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. (collectively, “Hoku”), one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku has never made any delivery of polysilicon, and has also failed to return a US$49 million prepayment to us. We demanded Hoku to return the prepayment and have vigorously pursued our claims against Hoku and based on the underlying facts. Hoku Corporation and Hoku Materials, Inc. each filed a Chapter 7 Petition in the Bankruptcy Court of Pocatello, Idaho on July 2, 2013. We are continuing to pursue recovery of the prepayment. See “Item 3.D. Risk Factors—Risks Related to Our Company—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.”

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our operating margins. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC contractor, to pay a total amount of RMB92 million including, among other things, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of approximately RMB187 million for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million plus interests for late payment at the rate of 8.33‰ per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award. See “Item 3.D. Risk Factors—Risks Related to Our Company—We may be unable to collect payments from our customers on a timely basis or at all. If such collection problems occur, our business may suffer and our results of operations may be materially and adversely affected.”

As a result of a petition filed on October 9, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, on December 7, 2012, the USDOC, published an Antidumping Duty Order (an “AD Order”) and a Countervailing Duty Order (a “CVD Order”) on solar panels imported from China. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%. Actual AD and CVD ultimately are determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the AD and CVD Orders, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that SolarOne Qidong be reviewed in both the AD and CVD cases. In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the AD and CVD reviews of SolarOne Qidong. As a consequence, its AD and CVD rates remained unchanged and the previous AD deposits paid on entries into the U.S. made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, CVD deposits paid on entries into the U.S. made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of SolarOne Qidong’s AD entries made during the period from December 1, 2013 to November 30, 2014 or of its CVD entries made during the period from January 1 to December 31, 2013 was made to the USDOC. Consequently, these entries are to be liquidated at the deposit rates in effect at the time of entry.

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

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the AD investigation) and/or that PRC exporters are receiving actionable subsidies (the CVD investigation). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including SolarOne Qidong and SolarOne Hong Kong, to pay AD and/or CVD deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s AD investigation of subject CSPV products from China, the USDOC applied an AD deposit rate of 52.13% to SolarOne Qidong and SolarOne Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s AD investigation of subject CSPV products from Taiwan, the USDOC applied an AD deposit rate of 19.50% to SolarOne Qidong and SolarOne Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the CVD investigation and Final Order, the USDOC applied a CVD deposit rate of 38.43% to SolarOne Qidong and SolarOne Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

Moreover, entries of subject CSPV products made before USITC’s final determination are potentially subject to different AD and CVD rates than those identified in the USDOC Final Orders. In connection with the CVD investigation, U.S. Customs and Border Protection (“CBP”) has continued to suspend liquidation of unliquidated CVD deposits of 26.89% for entries of subject cells from the PRC entering the United States on or after June 10, 2014 (the date on which USDOC published its preliminary CVD determination) but before October 8, 2014 (the date on which USDOC instructed CBP to discontinue the suspension of liquidation).

Similarly, in connection with the AD investigations, CBP will continue to suspend liquidation of unliquidated AD deposits of 42.33% for entries of Photovoltaic Products from China and 24.23% for entries of Photovoltaic Products from Taiwan entering the United States on or after July 31, 2014 (the date on which USDOC published its preliminary AD determination) but before January 28, 2015 (the date provisional measures expires).

The ultimate liability for entries made during these periods (which is the liability of the importer of record) will not be assessed until the completion of the first administrative review. Specifically, the importers’ ultimate liability for AD and/or CVD will not be known until the completion of administrative reviews, the first of which is not expected to be initiated until February 2016. The final results of the first administrative review are expected to be determined in 2017 and the USDOC will assess the importers’ final liability for entries made during these respective periods at that time.

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including us, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and we have been allocated a portion of the quota. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at SolarOne Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. As of the date of this annual report, we have not received any written decision from the European Commission regarding the verifications. See “Item 3.D. Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

In July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. The insolvency administrator claims that it is entitled to receive in aggregate approximately US$93.1 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees), while Q CELLS claims that it is only obligated to pay in aggregate approximately US$19.2 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees). The arbitration is currently pending at the arbitral tribunal.

On September 30, 2014, a European customer initiated arbitration proceedings against Hanwha SolarOne (Qidong) Co., Ltd., one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from SolarOne Qidong between 2009 and 2011 were defective, claiming total damages of approximately US$240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, SolarOne Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, SolarOne Qidong filed its statement of defense. In each of its filings, SolarOne Qidong has denied all liability for the claims asserted against it. SolarOne Qidong intends to defend vigorously against the claims asserted in the arbitration. A hearing is currently scheduled to be held in May 2016.

On December 16, 2014, Konca Solar Cells Co. Ltd. (“Konca”) initiated an arbitration proceeding against Q CELLS claiming a damage of US$21.9 million alleging that Q CELLS owed Konca the amounts invoiced to, and unpaid by, the former Q Cells SE. Q CELLS asserts that in accordance with the asset purchase agreement pursuant to which Hanwha Solar acquired Q CELLS’ business in October 2012, it assumed assets of the former

Q Cells SE but was specifically exempted from those liabilities claimed by Konca. As such, Q CELL believes that this claim is groundless. No ruling has been made as of the date of this annual report.

Other than as described above, there are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million to the holders of the series A convertible preference shares on December 31, 2006. Except for the foregoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that under Cayman Islands law, we may pay a dividend only out of either profit or our share premium account, and provided further that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business). Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” for the description of a summary of the material provisions of the deposit agreement.

B. Significant Changes

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%.

Other than as described above, there have been no significant changes since December 31, 2013, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

The ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HQCL.”

In 2014, the trading price of the ADSs on the Nasdaq Global Market ranged from US$1.05 to US$4.24 per ADS.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Market for the periods indicated.

	Sales Price
	High	Low
Annually High and Low
2010	13.48	5.61
2011	9.78	0.91
2012	2.51	0.77
2013	5.70	0.86
2014	4.24	1.05
Quarterly High and Low
First Quarter 2013	1.53	0.86
Second Quarter 2013	2.20	0.86
Third Quarter 2013	4.78	2.12
Fourth Quarter 2013	5.70	2.31
First Quarter 2014	4.24	2.41
Second Quarter 2014	3.13	2.12
Third Quarter 2014	2.84	1.75
Fourth Quarter 2014	2.41	1.05
Monthly Highs and Lows
October 2014	2.41	1.80
November 2014	2.24	1.68
December 2014	1.72	1.05
January 2015	1.18	0.92
February 2015	1.29	0.96
March 2015	2.29	1.06
April 2015 (through April 15, 2015)	2.13	1.87

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 and are under the symbol “HQCL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006. Our shareholders adopted some further amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 21, 2011. Such amendments include our name change, the increase of our authorized share capital from US$50,000 to US$100,000 and the deletion of the requirement of prior majority shareholder approval for issuance of shares in an amount equal to or more than 20% of all the shares issued and outstanding. Our shareholders adopted amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 4, 2015. Such amendments include our name change to “Hanwha Q CELLS Co., Ltd.”, the increase of our authorized share capital from US$100,000 to US$700,000 and the following provisions, among others:

•	our board of directors to consist of not less than five and not more than ten directors (exclusive of alternative directors);

•	so long as our ADSs are listed or quoted on Nasdaq, we will establish and maintain an audit committee as a committee of the board of directors satisfying the following criteria:

(i) the audit committee will be comprised three members, each of whom shall be (a) a member of the board of directors and (b) an independent director; and

(ii) the authority and duties of the audit committee will be in accordance with (a) SEC rules, (b) the Nasdaq Rules (without regards to any “home country” exception under Nasdaq Rule 5615(a)(3)) and (c) the audit committee’s charter and adopting resolutions in effect from time to time;

•	in the event any matter is presented to our board of directors for prior approval or determination and any director who has been nominated by Hanwha Solar has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of our independent directors, then the approval or determination with respect to such matter will be made by a majority of the members of our board of directors without such conflict or interest; and

•	the prior approval of our audit committee or a majority of our independent directors will be required to delist our ADSs from Nasdaq, deregister our ordinary shares or the ADSs under the Exchange Act, or enter into any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act.

On April 6, 2015, our shareholders adopted further amendment to our amended and restated memorandum and articles of association by a special resolution passed at an extraordinary general meeting which deleted the fixed ratio of five ordinary shares represented by one ADS.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the EIT, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT does not define the term “de facto management.” However, the Implementation Regulations for the Enterprise Income Tax Law of the PRC issued by the State Council on December 6, 2007 defined de facto management body as an establishment that exerts substantial and comprehensive management and control over the business operations, staff, accounting, assets and other aspects of the enterprise. Although we do not believe that we should be treated as a “resident enterprise” for PRC tax purposes, if we are so treated, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, excluding the dividend income we receive from our PRC subsidiaries which should have been subject to PRC income tax already.

Moreover, the EIT provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and a significant portion of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC (through our holding company structure). Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT.

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

According to the Individual Income Tax Law, PRC income tax at the rate of 20% is applicable to dividends payable to individual investors if such dividends are regarded as income derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by individual investors is also subject to PRC tax at 20% if such gain is regarded as income derived from sources within the PRC. If we are deemed by the PRC tax authorities as a “resident enterprise,” the dividends we pay to our individual investors with respect to our ordinary shares or ADSs, or the gain the individual investors may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax at 20% or a lower treaty rate. Under the current double taxation treaty between the PRC and the United States, for beneficial owners of shares who are tax-resident in the United States who qualify for the benefits of the treaty, and whose ownership of the shares is not attributable to a permanent establishment or fixed place of business in the PRC, the applicable treaty rate on dividends is 10% (the “Treaty Rate”).

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this summary. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This discussion is not a complete description of all tax considerations that may be relevant. Further, it applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and use the U.S. dollar as their functional currency. This summary does not address state, local, or foreign tax considerations that may be applicable, the Medicare Contribution tax on net investment income, or any U.S. federal estate or gift tax consequences, and does not address tax considerations applicable to U.S. Holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting;

•	a bank or other financial institution;

•	a regulated investment company or real estate investment trust;

•	an insurance company;

•	a retirement plan;

•	certain former citizens or residents of the United States;

•	a tax-exempt organization;

•	a person that holds the ADSs or ordinary shares as part of a hedge, integration, straddle or conversion transaction for tax purposes;

•	a person that enters into “constructive sales” involving ADSs or ordinary shares or substantially identical property;

•	a person liable for the alternative minimum tax; or

•	a person that directly, indirectly or constructively owns 10% or more of our voting stock.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of an ADS or ordinary share and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any state in the United States, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive dividends) to you with respect to the ADSs or ordinary shares, including the amount of any taxes withheld therefrom, generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for one of certain income tax treaties with the United States, including the current income tax treaty between the United States and the PRC, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs are. We do not, however, expect our ordinary shares that are not represented by ADSs to be readily tradable on an established securities market in the United States. Furthermore, in the event that we are deemed to be a PRC resident enterprise under the EIT (as described above under “Taxation—PRC Taxation”), we may be eligible for the benefits of the current income tax treaty between the United States and the PRC for the purpose of clause (1) above. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes and will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax. If you are eligible for the benefits of the income tax treaty between the United States and the PRC, any PRC withholding taxes on dividends in excess of the Treaty Rate will not be eligible for such credit. You should consult your own tax advisors regarding the creditability of any PRC tax.

Taxation of a Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You generally would only be able to claim a foreign tax credit for any foreign taxes to the extent that you have foreign source income. However, as described above under “Taxation—PRC Taxation,” any gain from the disposition of an ADS or ordinary share may be subject to PRC tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain from a disposition of an ADS or ordinary share as foreign source gain for foreign tax credit purposes. You should consult your own tax advisor regarding your eligibility for the benefits of the income tax treaty between the United States and the PRC and the creditability of any PRC tax.

Passive Foreign Investment Company Status

Special and adverse U.S. federal income tax rules apply to U.S. holders that own, directly or indirectly, shares of a “PFIC.” A non-U.S. corporation is considered to be a PFIC for any taxable year if, after applying certain look-through rules, either: (1) at least 75% of its gross income is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The PFIC determination is made annually, and a non-U.S. corporation’s status could change depending, among other things, upon changes in the composition of its gross income and assets, and the market value of its assets and its stock.

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2014, and we do not currently expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2015, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment under the excess distribution regime described above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of any such taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

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

If we are a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You generally will not, however, be eligible to make a mark-to-market election with respect to any such lower-tier PFICs. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you generally will be required to file an annual report with the U.S. Internal Revenue Service, subject to certain exceptions based on the value of PFIC stock held.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in different currencies, which include Hanwha SolarOne’s long-term debt denominated in U.S. dollars.

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, SolarOne Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue may be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Hanwha SolarOne has entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for its sales contracts denominated in a currency other than Renminbi. As of December 31, 2014, a notional amount of EUR20.5 million, US$91.9 million and JPY1,269.0 million was outstanding under these foreign currency derivative contracts. Hanwha SolarOne may enter into additional forward contracts or enter into economic hedges in the future.

Foreign exchange transactions by SolarOne Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if SolarOne Qidong borrows money from Hanwha SolarOne or other foreign lenders through loans denominated in a currency other than the Renminbi, these loans must be registered with SAFE, and if Hanwha SolarOne finances SolarOne Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of SolarOne Qidong to obtain foreign exchange through debt or equity financing.

The estimated impact on Hanwha SolarOne’s profit (loss) before income taxes for 2014, from its holdings of assets and liabilities denominated in foreign currencies as of December 31, 2014, of a 1% change in RMB exchange rates against the specified currencies, assuming that all other variables remain constant and ignoring any impact on forecasted sales and purchases, is as follows:

	For the Year Ended December 31, 2014
	1% depreciation of RMB	1% appreciation of RMB
	(in million RMB)
U.S. dollar	(40.1)	40.1
Euro	2.3	(2.3)
Japanese Yen	1.8	(1.8)

Interest Rate Risk

Hanwha SolarOne’s exposure to interest rate risks relates to interest expense incurred in connection with its short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. It has entered into interest rate swap agreements to manage risk with respect to its floating interest rate debt. As of December 31, 2014, it had an outstanding interest rate swap contract with notional amount of US$174.0 million, under which it agreed to pay fixed interest rate rather than floating rate. It estimates the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. It has not been exposed to, nor does it anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

In 2014, if interest rates on Hanwha SolarOne’s floating interest rate borrowings outstanding as of December 31, 2014 had been 1% point higher or lower with all other variables held constant, it would have had the following impact on its profit (loss) before income tax:

	For the Year Ended December 31, 2014
	1% point decrease in interest rate	1% point increase in interest rate
	(in million RMB)
Impact on Profit (loss)	39.4	(39.4)
Before Income Tax

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2014, we did not receive any reimbursement from the depositary.

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

On January 29, 2008, we closed an offering of US$172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of US$167.9 million. Holders may convert the bonds into the ADSs. Concurrently with this convertible notes offering, we closed an offering of 9,019,611 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-147627) was January 23, 2008. Morgan Stanley & Co. Incorporated was the sole bookrunning manager of this offering. We have from time to time been buying back our convertible notes since January 1, 2012 and may do so in the future, subject to market conditions and other factors.

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

As of December 31, 2014, Hanwha SolarOne’s cash resources amounted to RMB987.3 million (US$159.1 million), comprising cash on hand and demand deposits.

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

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statements and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of internal control over financial reporting as of December 31, 2014, as stated in its report, which is included on Page F-3 in this annual report. Ernst & Young Hua Ming LLP has also audited our consolidated financial statements for the year ended December 31, 2014, as stated in its report which is included on page F-2 in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Thomas J. Toy qualifies as an “audit committee financial expert” as defined in Item 16A. of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have previously filed our code of business conduct and ethics, and posted the code on our website http://www.hanwha-solarone.com. The information contained on our website is not part of this annual report. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	5,900,000	5,850,000	5,600,000	902,556
Tax fees(2)	1,070,000	180,000	—	—
All other fees(3)	—	1,200,000	700,000	112,820

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors. In 2012, 2013 and 2014, RMB5.9 million, RMB5.9 million and RMB5.6 million (US$0.9 million), respectively, are for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002.
(2)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice.
(3)	“All other fees” means the aggregate fees for services rendered in connection with our equity offerings in 2013 and the acquisition of Q CELLS in 2014.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

We understand that:

•	Nasdaq Marketplace Rule 5605(b)(1) requires that the company’s the board of directors be comprised of a majority of independent directors.

•	Nasdaq Marketplace Rule 5605-2 contemplates executive sessions among independent directors at least twice a year in conjunction with regularly scheduled board meetings.

•	Nasdaq Marketplace Rule 5605(d) requires (i) independent director involvement in the determination of executive compensation, by having a compensation committee comprised solely of independent directors or (ii) independent director involvement in the determination of executive compensation, by submitting such matters for approval or recommendation by a majority of the independent directors meeting in executive session.

•	Nasdaq Marketplace Rule 5605(e)(1) requires (i) independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors or

(ii) independent director involvement in the selection of director nominees, by having director nominees selected or recommended by a majority of the company’s independent directors meeting in executive session.

•	Nasdaq Marketplace Rule 5635 requires shareholder approval prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements.

However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer to follow its home country practice in lieu of the requirement under Nasdaq Marketplace Rules 5600 Series. Our home country practice does not impose similar requirements to the above Nasdaq Marketplace Rules. As a result, we have decided to follow our home country practice and have decided not to follow the requirements stated above.

Except as stated above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

Audited Consolidated Financial Statements of Hanwha SolarOne

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2013 and 2014

•	Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2012, 2013 and 2014

•	Notes to the Consolidated Financial Statements

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011 (incorporated by reference to Exhibit 1.3 from our 20-F annual report, as amended, initially filed with the Commission on June 3, 2011)

1.4*	Second Amended and Restated Memorandum and Articles of Association of Hanwha Q CELLS Co., Ltd., as amended by Special Resolution passed on April 6, 2015.

2.1*	Form of Certificate for Ordinary Shares of Hanwha Q CELLS Co., Ltd.

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.3*	Amended and Restated Deposit Agreement, among Hanwha SolarOne Co., Ltd., the depositary and owners and holders of the American Depositary Shares

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

Exhibit Number	Description of Document

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Shareholder Agreement between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated December 8, 2014 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on December 8, 2014)

4.6	Share Purchase Agreement among Hanwha Solar Holdings Co., Ltd., Hanwha SolarOne Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd., dated December 8, 2014 (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on December 8, 2014)

4.7	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 9, 2010)

4.8	Amendment No. 1, dated November 12, 2013, to the Share Issuance and Repurchase Agreement, dated as of September 16, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd. (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 14, 2013)

8.1*	Subsidiaries of Hanwha Q CELLS Co., Ltd.

11.1	Code of Business Conduct and Ethics of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101*	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2014 and 2013; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I—Condensed Financial Information Of Registrant.

*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA Q CELLS CO., LTD.

/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and Chief Executive Officer

Date: April 17, 2015

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Hanwha Q CELLS Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.) (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanwha Q CELLS Co., Ltd. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 17, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Hanwha Q CELLS Co., Ltd.

We have audited Hanwha Q CELLS Co., Ltd.’s (formerly known as Hanwha SolarOne Co., Ltd.) (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hanwha Q CELLS Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of the Company and our report dated April 17, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 17, 2015

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2013	2014	2014
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		1,249,481	987,327	159,128
Restricted cash		163,948	605,182	97,538
Accounts receivable – net	3	744,739	1,068,403	172,195
Notes receivable	3	10,780	—	—
Inventories	4	752,291	849,435	136,904
Advance to suppliers – net	5	182,129	173,919	28,031
Derivative contracts	16	26,632	4,895	789
Amount due from related parties –net	25	530,732	497,827	80,235
Other current assets – net	6	301,561	299,173	48,218

Total current assets		3,962,293	4,486,161	723,038

Non-current assets:
Long-term prepayments	5	132,011	48,254	7,777
Fixed assets – net	7	4,482,656	4,587,196	739,322
Land use rights – net	8	272,444	266,206	42,905
Deferred tax assets – net	24	2,946	2,946	475
Other non-current assets	10	9,594	7,555	1,217

Total non-current assets		4,899,651	4,912,157	791,696

Total assets		8,861,944	9,398,318	1,514,734

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	11	1,105,575	1,363,639	219,779
Long-term bank borrowings, current portion	11	234,121	1,578,702	254,441
Accounts payable		695,530	767,438	123,689
Notes payable	15	494,462	569,402	91,771
Accrued expenses and other liabilities	12	388,747	381,380	61,467
Customer deposits	14	47,763	20,647	3,328
Unrecognized tax benefit	24	143,473	116,089	18,710
Derivative contracts	16	6,513	4,077	657
Amount due to related parties	25	255,033	463,053	74,630
Convertible bonds	22	—	519,958	83,802

Total current liabilities		3,371,217	5,784,385	932,274

Non-current liabilities:
Long-term bank borrowings	11	2,446,076	1,549,331	249,707
Long-term notes	17	609,690	611,900	98,620
Long-term payables	23	50,000	50,000	8,059
Deferred tax liabilities	24	24,209	26,193	4,222
Convertible bonds	22	470,357	—	—

Total non-current liabilities		3,600,332	2,237,424	360,608

Total liabilities		6,971,549	8,021,809	1,292,882

Commitments and contingencies	28

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 shares issued and outstanding at December 31, 2013 and 2014)	21	24	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and nil shares authorized; 431,525,432 shares and 457,980,262 shares issued and outstanding at December 31, 2013 and 2014, respectively)		321	337	54
Additional paid-in capital		4,022,147	4,127,783	665,278
Statutory reserves	33	174,456	174,456	28,117
Accumulated deficit		(2,304,523)	(2,931,256)	(472,433)
Accumulated other comprehensive income (loss)	19	(2,030)	5,165	832

Total shareholders’ equity		1,890,371	1,376,485	221,848

Total liabilities, redeemable ordinary shares and shareholders’ equity		8,861,944	9,398,318	1,514,734

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the year ended December 31,
	Note	2012	2013	2014	2014
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenues:
Sales of products (including related party amounts of RMB1,038,927, RMB1,534,360, RMB1,753,977 for the years ended December 31, 2012, 2013 and 2014, respectively)	25	3,678,380	4,317,132	4,327,591	697,481
Providing processing service to a related party	25	—	408,560	509,388	82,098

Total net revenues	29	3,678,380	4,725,692	4,836,979	779,579

Cost of revenues		(4,003,885)	(4,390,718)	(4,426,665)	(713,449)

Gross profit (loss)		(325,505)	334,974	410,314	66,130

Operating expenses:
Selling expenses		(348,568)	(325,422)	(246,365)	(39,707)
General and administrative expenses		(278,033)	(295,482)	(264,237)	(42,587)
Provision for doubtful accounts receivable and other receivable		(137,674)	(28,562)	(12,889)	(2,077)
Research and development expenses		(90,820)	(92,256)	(85,457)	(13,773)

Total operating expenses		(855,095)	(741,722)	(608,948)	(98,144)

Operating loss		(1,180,600)	(406,748)	(198,634)	(32,014)

Interest expense		(299,515)	(323,820)	(348,498)	(56,168)
Interest income		15,841	21,212	26,897	4,335
Exchange gains (losses)		8,875	43,687	(122,969)	(19,817)
Changes in fair value of derivative contracts	16	5,326	63,739	8,168	1,316
Changes in fair value of conversion feature of convertible bonds	22	(5,692)	(6,105)	12,137	1,956
Loss on extinguishment of debt	22	(82,713)	—	(9,939)	(1,602)
Other income		9,265	7,805	14,469	2,332
Other expenses		(18,391)	(16,194)	(20,293)	(3,271)

Loss before income taxes		(1,547,604)	(616,424)	(638,662)	(102,933)

Income tax benefit (expenses)	24	(15,255)	(257,666)	11,929	1,923

Net loss		(1,562,859)	(874,090)	(626,733)	(101,010)

Net loss per share:
Basic	30	RMB (3.70)	RMB (2.06)	RMB (1.37)	USD (0.22)
Diluted	30	RMB (3.70)	RMB (2.06)	RMB (1.37)	USD (0.22)

Number of shares used in computation of net loss per share:
Basic	30	422,167,505	423,675,429	456,720,654	456,720,654
Diluted	30	422,167,505	423,675,429	456,720,654	456,720,654

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	19	(1,219)	(811)	7,195	1,160

Comprehensive loss		(1,564,078)	(874,901)	(619,538)	(99,850)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2012	2013	2014	2014
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from operating activities:
Consolidated net loss		(1,562,859)	(874,090)	(626,733)	(101,010)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealized loss (gain) from derivative contracts	16	15,732	(37,430)	19,301	3,111
Changes in fair value of conversion feature of convertible bonds	22	5,692	6,105	(12,137)	(1,956)
Loss from disposal of fixed assets		8,497	9,677	9,815	1,582
Loss on extinguishment of debt	22	82,713	—	9,939	1,602
Amortization of convertible bonds discount		88,507	95,662	137,186	22,110
Depreciation and amortization		373,155	436,074	441,901	71,222
Amortization of deferred expenses		21,577	21,064	15,841	2,553
Stock compensation expenses	20	7,782	2,660	2,418	390
Write-down of inventories	4	326,051	113,236	57,651	9,292
Provision for doubtful collection of accounts receivable	3	87,626	28,562	12,889	2,077
Provision for doubtful collection of advance to suppliers	5	170,012	15,565	—	—
Provision for doubtful debt of other current assets	6	50,048	—	—	—
Provision (reversal) for doubtful collection of amount due from a related party	25	15,960	(7,980)	—	—
Deferred tax expense	24	22,893	254,066	1,984	320
Unrecognized tax benefit		—	—	(27,384)	(4,413)
Warranty provision	13	33,108	41,327	42,073	6,781
Warranty settlements and reversals	13	(17,372)	(37,790)	(47,143)	(7,598)
Foreign currency exchange loss (gain)		—	(17,760)	2,210	356
Changes in operating assets and liabilities:
Restricted cash		12,379	(66,815)	(393,033)	(63,345)
Accounts receivable		(508,274)	182,857	(329,358)	(53,083)
Notes receivable		57,527	(8,099)	10,780	1,737
Inventories		(480,729)	(26,800)	(154,795)	(24,949)
Advance to suppliers and long-term prepayments		159,300	21,198	91,967	14,822
Other current assets		135,524	68,414	32,413	5,224
Land use rights	8	(7,104)	56,335	—	—
Other non-current assets		(1,484)	(505)	—	—
Amount due from related parties		(195,117)	(102,142)	32,905	5,303
Accounts payable		175,126	(84,981)	63,710	10,268
Notes payable		(126,976)	180,198	74,940	12,078
Accrued expenses and other liabilities		17,347	3,444	8,256	1,330
Amount due to related parties		29,703	103,217	(12,332)	(1,988)
Customer deposits		(48,557)	11,449	(27,116)	(4,370)

Net cash provided by (used in) operating activities		(1,052,213)	386,718	(561,852)	(90,554)

Cash flows from investing activities:
Acquisition of fixed assets		(597,978)	(426,294)	(336,384)	(54,215)
Change in restricted cash		63,461	2,381	(56,928)	(9,175)
Proceeds from disposal of fixed assets		—	2,563	4,239	683
Other cash used in investing activities		—	—	(6,741)	(1,086)

Net cash used in investing activities		(534,517)	(421,350)	(395,814)	(63,793)

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

		For the year ended December 31,
	Note	2012	2013	2014	2014
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	18	—	15,293	103,234	16,638
Proceeds from short-term bank borrowings		2,661,172	2,152,680	2,877,130	463,709
Repayment of short-term bank borrowings		(3,263,051)	(2,209,477)	(2,619,066)	(422,117)
Proceeds from related party borrowings		—	79,771	368,116	59,329
Repayment of related party borrowings		—	—	(357,439)	(57,609)
Change in restricted cash		55,324	50,948	8,727	1,407
Repurchase of convertible bonds	22	(299,271)	—	(84,999)	(13,699)
Proceeds from long-term bank borrowings		1,369,370	617,970	673,076	108,480
Repayment of long-term bank borrowings		(212,037)	(690,083)	(225,240)	(36,302)
Arrangement fee and other related costs for long-term bank borrowings		(18,355)	(18,771)	(10,553)	(1,701)
Arrangement fee for short-term bank borrowings		(6,501)	(12,567)	(33,779)	(5,444)
Proceeds from the issuance of long-term notes		—	627,450	—	—
Arrangement fee and other related costs for long-term notes		—	(5,577)	(3,695)	(596)

Net cash provided by financing activities		286,651	607,637	695,512	112,095

Net decrease (increase) in cash and cash equivalents		(1,300,079)	573,005	(262,154)	(42,252)
Cash and cash equivalents at the beginning of year		1,976,555	676,476	1,249,481	201,380

Cash and cash equivalents at the end of year		676,476	1,249,481	987,327	159,128

Supplemental disclosure of cash flow information:
Interest paid		164,536	166,516	154,206	24,853
Income taxes paid (refund)		47,212	(45,864)	76	12
Realized gain from derivative contracts		21,059	26,309	27,469	4,427
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		(159,459)	(281,465)	217,873	35,115

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Balance as of January 1, 2012		422,395,432	315	3,996,418	174,456	132,426	0	4,303,615

Exercise of stock options and vesting of restricted stock units	20	1,090,610	1	(1)	—	—	—	—
Settlement of stock options exercised with shares held by depository bank		(1,090,610)	—	—	—	—	—	—
Share-based compensation	20	—	—	7,782	—	—	—	7,782
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Net loss for the year		—	—	—	—	(1,562,859)	—	(1,562,859)
Other comprehensive income	33	—	—	—	—	—	(1,219)	(1,219)

Balance as of December 31, 2012		423,395,432	316	4,004,199	174,456	(1,430,433)	(1,219)	2,747,319

Vesting of restricted stock units		757,495	1	(1)	—	—	—	—
Settlement of stock options exercised with shares held by depository bank		(757,495)	—	—	—	—	—	—
Share-based compensation	20	—	—	2,660	—	—	—	2,660
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Net proceeds from issuance of ordinary shares to public	18	7,130,000	4	15,289	—	—	—	15,293
Net loss for the year		—	—	—	—	(874,090)	—	(874,090)
Other comprehensive loss	19	—	—	—	—	—	(811)	(811)

Balance as of December 31, 2013		431,525,432	321	4,022,147	174,456	(2,304,523)	(2,030)	1,890,371

Vesting of restricted stock units		404,955	—	—	—	—	—	—
Settlement of restricted stock units vested with shares held by depository bank		(404,955)	—	—	—	—	—	—
Share-based compensation	20	—	—	2,418	—	—	—	2,418
Net proceeds from issuance of ordinary shares to public	18	26,454,830	16	103,218	—	—	—	103,234
Net loss for the year		—	—	—	—	(626,733)	—	(626,733)
Other comprehensive income	19	—	—	—	—	—	7,195	7,195

Balance as of December 31, 2014		457,980,262	337	4,127,783	174,456	(2,931,256)	5,165	1,376,485

Balance as of December 31, 2014, in US$’000			54	665,278	28,117	(472,433)	832	221,848

The accompanying notes are an integral part of the consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	ORGANIZATION

Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.) (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. Concurrent with the completion of the acquisition of Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) on February 6, 2015 (Note 32), the Company changed its name from Hanwha SolarOne Co., Ltd.

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

On July 8, 2013, the Group established a wholly-owned subsidiary, Nantong Hanwha PV-Tech Energy Co., Ltd. (“Nantong Tech”). The registered capital of Nantong Tech is RMB500,000, which has been received by Nantong Tech as of December 31, 2013. The principal activity of Nantong Tech is to provide solar systems integration services in the PRC. Nantong Tech has not yet commenced operations as of December 31, 2013.

On November 28, 2014, the Group established a wholly-owned subsidiary, Hanwha SolarOne Power Generation (Wuxi) Co., Ltd. (“SolarOne Wuxi”) with an authorized capital of USD10,000,000. The principal activity of SolarOne Wuxi is to provide solar systems integration services in China. Up to December 31, 2014, SolarOne Wuxi has not yet commenced its operations.

On December 19, 2014, the Group established a wholly-owned subsidiary, Hanwha Q CELLS Corp. (“Solar Global”) with an authorized capital of KRW50,000,000,000. The principal activity of Solar Global is to manufacture and sell photovoltaic products. Up to December 31, 2014, the Group injected KRW500 million capitals in Solar Global and Solar Global has not yet commenced its operations.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	ORGANIZATION (CONT’D)

As of December 31, 2014, the Company’s subsidiaries included the following entities:

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
Hanwha SolarOne Investment Holding Ltd. (“SolarOne Investment”)	May 17, 2006	British Virgin Islands	100%	Investment holding

Hanwha SolarOne Hong Kong Limited (“SolarOne HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurements/sales

Hanwha SolarOne U.S.A. Inc. (“SolarOne USA”)	September 18, 2007	United States of America	100%	Sales in USA

Hanwha SolarOne GmbH (“SolarOne GmbH”)	February 14, 2008	Germany	100%	International sales

Solar Canada	April 26, 2012	Canada	100%	International sales

Solar Australia	May 1, 2012	Australia	100%	International sales

Hanwha SolarOne (Qidong) Co., Ltd. (“SolarOne Qidong”)	August 27, 2004	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

Hanwha SolarOne (Shanghai) Co., Ltd. (“SolarOne Shanghai”) (previously known as Shanghai Linyang Solar Technology Co., Ltd.)	March 29, 2006	PRC	100%	Sales of PV products to PRC customers

Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”)	April 9, 2007	PRC	100%	Research and development

Hanwha SolarOne Technology Co., Ltd. (“SolarOne Technology”)	July 31, 2007	PRC	100%	Manufacturing of silicon ingots and wafers

Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”)	May 25, 2010	PRC	100%	Provision of solar system integration services in the PRC and sales of PV products

Nantong Hanwha Import & Export Co., Ltd.(“Nantong I&E”)	April 15, 2011	PRC	100%	Import and export business

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	ORGANIZATION (CONT’D)

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”)	April 15, 2011	PRC	100%	Development, manufacturing and sales of PV products to both domestic and overseas customers

Nantong Tech	July 8, 2013	PRC	100%	Provision of solar system integration services in the PRC

SolarOne Wuxi	November 28, 2014	PRC	100%	Provision of solar system integration services in the PRC

Solar Global	December 19, 2014	Korea	100%	Manufacturing and sale of PV products

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Liquidity

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of approximately RMB1,562,859,000, RMB874,090,000 and RMB626,733,000 (US$101,011,024) in the years ended December 31, 2012, 2013 and 2014, respectively. Accumulated deficits were RMB2,304,523,000 and RMB2,931,256,000 (US$472,432,711) as of December 31, 2013 and 2014, respectively. The total current liabilities exceeded the total current assets of RMB1,298,224,000 (US$209,235,728) as of December 31, 2014. The Company’s management believes that as a result of its completion of the acquisition of Q CELLS on February 6, 2015 (Note 32), its available cash and cash equivalents will be sufficient to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, Foreign Currency Translation except SolarOne USA, Solar Australia, Solar Canada, Solar Global and SolarOne GmbH which have determined their functional currency to be their respective local

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Foreign Currency (Cont’d)

currency. The reporting currency of the Company is also Renminbi. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of comprehensive loss. The Company uses the average exchange rate prevailing during the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. The resulting translation adjustments are recorded in other comprehensive income (loss).

Convenience Translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014, the last business day in fiscal year 2014, in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.

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

Restricted Cash

Restricted cash represents amounts held by banks as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for the Group’s use. Changes in restricted cash that relate to the purchase of raw materials or sale of goods are classified within cash flows from operating activities, changes in restricted cash that relate to the purchase of fixed assets are classified within cash flows from investing activities and changes in restricted cash that relate to bank borrowings are classified within cash flows from financing activities. The restriction on cash is expected to be released within the next twelve months.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fixed Assets (Cont’d)

Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest costs incurred during 2012, 2013 and 2014, were RMB340,583,000, RMB328,962,000 and RMB358,184,000 (US$57,728,782) and interest capitalized during 2012, 2013 and 2014 amounted to RMB41,068,000, RMB5,142,000 and RMB9,686,000 (US$1,561,100), respectively.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Goodwill (Cont’d)

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

During the years ended December 31, 2012, 2013 and 2014, the significant decline in the market price of its PV products provided indication that the carrying value of its long-lived assets, including fixed assets and land use rights, may not be recoverable. As of December 31, 2012, 2013 and 2014, based on the impairment assessment performed, the Company concluded that the carrying amount of the long-lived assets is recoverable, and no impairment loss is recognized.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair Value of Financial Instruments (Cont’d)

As of December 31, 2013 and 2014, the fair value and carrying value of the convertible bonds is as follows:

		As of December 31,
	Note	2013	2014	2014
		(RMB’000)	(RMB’000)	(US$’000)
Fair value *		565,673	525,728	84,732
Carrying value	31	470,357	519,958	83,802

*	The fair value of the convertible bonds is determined using binomial model with reference to market quote on the trade price of the convertible bonds as of December 31, 2013 and 2014.

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

During the years ended December 31, 2012, 2013 and 2014, the Group entered into cross-currency exchange rate agreements to receive RMB and sell other currencies, commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of comprehensive loss. These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2014, the Group had outstanding cross-currency exchange rate contracts with notional amounts of EUR20,525,000 (2013: EUR15,000,000), US$91,860,000 (2013: US$120,415,000) and JPY1,269,000,000 (2013: JPY4,277,500,000), and an interest rate swap contract with notional amount of US$174,000,000 (2013: US$50,000,000). The Group estimates the fair value of its foreign currency, commodity and interest rate swap derivatives using a pricing model based on market observable inputs.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue Recognition (Cont’d)

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

The Group entered into a processing service arrangement to process PV cells into PV modules with a related party (Note 25). For this service arrangement, the Group “purchases” PV cells from the related party and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same related party. The quantity of PV modules sold back to the related party under these processing arrangements is consistent with the amount of PV cells purchased from the related party based on current production conversion rates. In accordance with ASC 845-10, Accounting for Purchases and Sales of Inventory with the Same Counterparty, the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the related party. These sales are subject to all of the above-noted criteria relating to revenue recognition.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were RMB29,255,000, RMB7,902,000 and RMB5,521,000 (US$889,824) for the years ended December 31, 2012, 2013 and 2014, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on PV modules sold to customers. Before 2012, the standard warranty provides for a two to five year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. From January 1, 2012, the standard warranty provides a 12-year warranty against technical defects, and a 25-year linear warranty, which guarantees: 1) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, 2) an annual output degradation of no more than 0.7% thereafter, and 3) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

The estimate of the amount of warranty obligation is primarily based on the following considerations: 1) the results of technical analyses, including simulation tests performed on the products by an industry-recognized external certification body as well as internally developed testing procedures conducted by the Company’s engineering team, 2) the Company’s historical warranty claims experience, 3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to the products, and which sell products to a similar class of customers, and 4) the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs are affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, the Group accrues for warranty costs for the two to 12-year warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year or 20 to 25-year warranties for decline from initial power generation capacity because the Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grants

Government grants received by the Company consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Government Grants (Cont’d)

assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met and the grants are received. For the government grants that with no further conditions to be met, the amounts are recorded by offsetting to the operating expenses or cost of revenues when received; whereas for the government grants with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded by offsetting to the operating expenses or cost of revenue when the conditions are met.

During the years ended December 31, 2012, 2013 and 2014, the Group recorded RMB25,911,000, RMB3,870,000 and RMB13,048,000 (US$2,102,956), respectively, of government subsidies as an offset to its operating expenses and cost of revenues. In addition, during the years ended December 31, 2012, 2013 and 2014, the Group received nil, RMB5,000,000 and RMB809,000 (US$130,387), respectively, as reimbursement for interest expense incurred for imported equipment, which are recorded as other income. The government grants recorded in operating expense or other income are not subject to adjustment and do not have any restrictions as to the use of funds.

As of December 31, 2013 and 2014, the Group recorded RMB50,000,000 and RMB50,000,000 (US$8,058,537), respectively, of government grants received as long-term payable because the Group has not fulfilled the conditions required by the government.

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

The Group applies ASC 740-10, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive loss.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were, RMB12,787,000, RMB10,042,000 and RMB12,938,000 (US$2,085,227) for the years ended December 31, 2012, 2013 and 2014, respectively. The Group had no capital leases during any of the periods stated herein.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Group has not yet adopted ASU 2014-15 and is currently in the process of evaluating the impact of the adoption of the update on the consolidated financial statements.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advance to suppliers and long-term prepayments.

The Group has RMB443,960,000 (US$71,553,364) of cash and bank deposits in the PRC, which constitute about 45% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increase the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

Advances to suppliers and long-term prepayments are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the five suppliers with largest advance balances accounted for an aggregate of 74.4% and 74.9% of total advance to suppliers balance as of December 31, 2013 and 2014, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for an aggregate of 29.8%, 53.5% and 62.0% for the years ended December 31, 2012, 2013 and 2014, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest silicon material suppliers who collectively accounted for an aggregate of 72.4%, 76.7% and 87.4% of the Group’s total silicon material purchases for the years ended December 31, 2012, 2013 and 2014, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

3.	ACCOUNTS AND NOTES RECEIVABLE

The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Beginning balance	89,088	117,650	18,962
Provision for doubtful debt	28,562	12,889	2,077
Write-off for doubtful debt	—	(4,608)	(743)

Ending balance	117,650	125,931	20,296

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	ACCOUNTS AND NOTES RECEIVABLE (CONT’D)

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.

4.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Raw materials	276,542	385,368	62,110
Work-in-progress	68,851	72,595	11,700
Finished goods	406,898	391,472	63,094

	752,291	849,435	136,904

As of December 31, 2013 and 2014, no raw materials of the Group were held in custody by other parties for processing respectively. The write-down of inventories amounted to RMB326,051,000, RMB113,236,000 and RMB57,651,000 (US$9,291,655) for the years ended December 31, 2012,2013 and 2014, respectively.

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

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group may seek to recover the advances from the suppliers and will provide for losses on advances in cost of revenue where the Group believes the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. The Group has recorded charges to cost of revenue amounting to RMB170,012,000, RMB15,565,000 and nil, for the years ended December 31, 2012, 2013 and 2014, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

6.	OTHER CURRENT ASSETS – NET

Other current assets consist of the following:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
VAT recoverable	193,818	217,370	35,034
Income taxes recoverable	1,987	114	18
Unbilled solar systems integration revenue	25,775	25,335	4,083
Other receivables – net	33,544	27,740	4,471
Prepaid expenses – net	46,437	28,614	4,612

	301,561	299,173	48,218

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

The balance of other receivables as of December 31, 2013 included RMB104,504,000 for an advanced payment to one supplier which was reclassified from advance to suppliers to other receivables since 2011 because the Group has claimed the counterparty’s breach of a supply contract and was seeking monetary recovery of the outstanding deposit through legal methods. Full provision of RMB104,504,000 was recorded as of December 31, 2013, as a result of the Group’s assessment of probable loss. In the year ended December 31, 2014, the Company wrote off this receivable balance and the corresponding provision.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

7.	FIXED ASSETS – NET

Fixed assets consist of the following:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Buildings	1,227,249	1,326,117	213,731
Plant and machinery	3,931,239	3,895,003	627,760
Furniture, fixtures and office equipment	84,407	90,824	14,638
Computer software	30,710	30,792	4,963
Motor vehicles	15,557	15,386	2,480
Leasehold improvement	711	711	115

	5,289,873	5,358,833	863,687
Less: Accumulated depreciation	(1,413,888)	(1,836,990)	(296,069)

	3,875,985	3,521,843	567,618
Construction-in-progress	606,671	1,065,353	171,704

	4,482,656	4,587,196	739,322

Depreciation expenses were RMB366,111,000, RMB429,806,000 and RMB435,663,000 (US$70,216,130) for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, buildings with a net book value of RMB133,477,000 (US$21,512,587), and plant and machinery with a net book value of RMB509,036,000 (US$82,041,711), were pledged for short-term bank borrowings of RMB362,314,000 (US$58,394,417) and long-term bank borrowings of RMB545,814,000 (US$87,969,249) (Note 11). As of December 31, 2013, buildings with a net book value of RMB123,844,000, and plant and machinery with a net book value of RMB323,982,000, were pledged for short-term bank borrowings of RMB394,671,000 and long-term bank borrowings of RMB973,065,000 (Note 11).

8.	LAND USE RIGHTS – NET

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Land use rights
Cost	300,207	300,207	48,385
Less: Accumulated amortization	(27,763)	(34,001)	(5,480)

	272,444	266,206	42,905

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

8.	LAND USE RIGHTS – NET (CONT’D)

As of December 31, 2014, land use rights with a net book value of RMB125,555,000 (US$20,235,793) was pledged for short-term bank borrowings of RMB392,909,000 (US$63,325,436) (Note 11). As of December 31, 2013, land use rights with a net book value of RMB32,681,000 was pledged for short-term bank borrowings of RMB195,668,000 (Note 11).

The amortization expense for the years ended December 31, 2012, 2013 and 2014 was RMB7,044,000, RMB6,268,000 and RMB6,238,000 (US$1,005,383), respectively. For each of the next five years, the estimated annual amortization expense of land use rights is RMB6,167,000 (US$993,940).

9.	GOODWILL

As of December 31, 2011, the Company assessed impairment on its goodwill derived from its acquisition of SolarOne Technology. As of December 31, 2011, the Company had determined that the carrying value of the reporting unit exceeded its implied fair value, estimated using a discounted cash flow methodology, and an impairment loss of RMB134,735,000 was recorded to impair the entire goodwill for the year ended December 31, 2011, which is included in “Impairment of goodwill” in the consolidated statements of comprehensive loss. There is no impairment of goodwill was recorded for the year ended December 31, 2012, 2013 and 2014, respectively.

10.	OTHER NON-CURRENT ASSETS

As of December 31, 2013 and 2014, the other non-current assets mainly included the arrangement fees for long-term bank borrowings which were amortized based on the duration of the related bank borrowings, using the effective interest rate method.

11.	BANK BORROWINGS

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Total bank borrowings	3,785,772	4,491,672	723,926

Comprised of:
Short-term	1,105,575	1,363,639	219,779
Long-term, current portion	234,121	1,578,702	254,441

	1,339,696	2,942,341	474,220
Long-term, non-current portion	2,446,076	1,549,331	249,707

	3,785,772	4,491,672	723,927

The short-term bank borrowings outstanding as of December 31, 2013 and 2014 bore an average interest rate of 3.489% and 3.197% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and have terms of one month to one year.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

11.	BANK BORROWINGS (CONT’D)

The long-term bank borrowings outstanding as of December 31, 2013 and 2014 bore an average interest rate of 3.538% and 3.264% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and will mature serially during 2015 to 2017.

The current and non-current portions of long-term bank borrowings as of December 31, 2014 will be due in installments between the periods of January 1, 2015 to December 31, 2015, and January 1, 2016 to December 11, 2017, respectively.

As of December 31, 2013 and 2014, unused loan facilities for short-term and long-term borrowings amounted to RMB4,016,333,000 and RMB502,656,000 (US$81,013,442), respectively.

Bank borrowings as of December 31, 2013 and 2014 were secured/guaranteed by the following:

December 31, 2013

Amount	Secured/guaranteed by
(RMB’000)
1,707,132	Guaranteed by Hanwha Chemical Corporation (“Hanwha Chemical”)
649,935	Guaranteed by the Company and other subsidiaries of the Group
609,690	Guaranteed by the Group’s plant and machinery with net book value of RMB323,982,000 (Note 7)
562,378	Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings with net book value of RMB67,882,000 (Note 7)
195,668

Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings and land use rights with net book value of RMB55,962,000 and RMB32,681,000, respectively (Notes 7 and 8)

60,969	Guaranteed by restricted deposit held by Bank of China Qidong Branch, which was valued as US$10,000,000

3,785,772

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

11.	BANK BORROWINGS (CONT’D)

December 31, 2014

Amount	Secured/guaranteed by
(RMB’000)
2,778,026	Guaranteed by Hanwha Chemical Corporation (“Hanwha Chemical”)
713,954	Guaranteed by the Company and other subsidiaries of the Group
220,284	Guaranteed by the Group’s plant and machinery with net book value of RMB289,506,000 (US$46,659,897)
525,255

Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings, plant and machinery and land use rights with net book value of RMB111,647,000 (US$17,994,230) RMB219,530,000 (US$35,381,813) and RMB48,461,000 (US$7,810,495), respectively

162,589

Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings and land use rights with net book value of RMB21,830,000 (US$3,518,357) and RMB5,969,000 (US$962,028), respectively

60,969	Guaranteed by restricted deposit held by Bank of China Qidong Branch, which was valued as US$10,000,000
30,595	Guaranteed by the Group’s land use rights with net book value of RMB71,125,000 (US$11,463,269)

4,491,672

As of December 31, 2014, the maturities of these long-term bank borrowings were as follows:

	December 31,
	2014	2014
	(RMB’000)	(US$’000)
2015	1,578,702	254,441
2016	876,241	141,224
2017	673,090	108,483

	3,128,033	504,148

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Accrued warranty costs (Note 13)	181,406	176,336	28,420
Accrued wages and other employee welfare	68,325	68,233	10,998
Other accrued expenses and liabilities	35,628	35,739	5,760
Accrued professional service fees	31,913	31,329	5,049
Accrued utility expenses	12,175	19,518	3,146
Accrued interest expense for bank borrowings	17,438	14,487	2,335
Accrued sales commission	17,891	12,721	2,050
Taxes payable	8,801	9,110	1,467
Interest payable for convertible bonds	9,766	7,372	1,188
Accrued freight and export related expense	2,167	3,286	530
Interest payable for long-term notes (Note 17)	3,224	3,236	522
Share Issuance and Repurchase Agreement with Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) (Note 27)	13	13	2

	388,747	381,380	61,467

13.	ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	For the year ended December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Beginning balance	177,869	181,406	29,237
Warranty provision	41,327	42,073	6,781
Warranty reversal	(12,875)	(12,749)	(2,055)
Warranty claims	(24,915)	(34,394)	(5,543)

Ending balance	181,406	176,336	28,420

14.	CUSTOMER DEPOSITS

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

15.	NOTES PAYABLE

As of December 31, 2013, notes payable were non-interest bearing and were secured by RMB152,166,000 of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. These notes were due for repayment over the next six months ended June 30, 2014.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

15.	NOTES PAYABLE (CONT’D)

As of December 31, 2014, notes payable were non-interest bearing and were secured by RMB436,409,000 (US$70,336,363) of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. These notes are due for repayment over the next six months ending June 30, 2015.

16.	DERIVATIVE CONTRACTS

The Group is exposed to certain risks related to its business operations. The risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates, the purchase price for silver and aluminum and interest rates. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.

The following table reflects the location in the consolidated statements of comprehensive loss and the amount of realized and unrealized gains/(losses) recognized in current earnings for the derivative contracts not designated as hedging instruments for the years ended December 31, 2012, 2013 and 2014:

	Statement of comprehensive income location	Year ended December 31,
		2012	2013	2014
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Foreign exchange derivative contracts (not designated as hedging instruments) – realized	Changes in fair value of derivative contracts	38,835	41,096	34,284	5,525
Foreign exchange derivative contracts (not designated as hedging instruments) – unrealized	Changes in fair value of derivative contracts	(36,824)	34,364	(21,737)	(3,503)

Commodity derivative contracts (not designated as hedging instruments) – realized	Changes in fair value of derivative contracts	(17,777)	(13,536)	—	—
Commodity derivative contracts (not designated as hedging instruments) – unrealized	Changes in fair value of derivative contracts	24,074	1,809	—	—

Interest rate swap derivative contracts (not designated as hedging instruments) – realized	Changes in fair value of derivative contracts	—	(1,251)	(6,815)	(1,098)
Interest rate swap derivative contracts (not designated as hedging instruments) – unrealized	Changes in fair value of derivative contracts	(2,982)	1,257	2,436	392

		5,326	63,739	8,168	1,316

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

16.	DERIVATIVE CONTRACTS (CONT’D)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2013 and 2014:

	Balance sheet location	Fair value as of December 31,
		2013	2014
		(RMB’000)	(RMB’000)	(US$’000)
Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	26,632	4,895	789

Derivative liabilities (not designated as hedging instruments):
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	6,513	4,077	657

17.	LONG-TERM NOTES

On January 16, 2013, SolarOne HK completed its issuance of three-year-period notes of US$100,000,000 (the “2013 Notes”). The 2013 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum. Interests are payable on a quarterly basis from January 15, 2013 to January 15, 2016. The 2013 Notes will mature on January 15, 2016 and repayable at its principal amount plus accrued and unpaid interest thereon.

The net proceeds from the issuance, after deducting offering expenses, were US$99,700,000, which are being used by the Group for general working capital purposes. All the payments on the Notes are guaranteed by Hanwha Chemical (“Guarantor”). In addition, the notes are unsecured and rank lower than any secured obligation of the group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. SolarOne HK may redeem the 2013 Notes upon certain taxation reasons at a price equal to 100% of the principal amount of the 2013 Notes plus accrued and unpaid interest thereon. In addition, SolarOne HK may, at its discretion, redeem all or any portion of the 2013 Notes in the market at any time at the then prevailing market price. As of December 31, 2014, SolarOne HK does not intend to redeem any portion of the 2013 Notes prior to the stated maturity date.

The 2013 Notes were issued at par. Direct debt issuance costs of RMB1,882,000 (US$303,323) are deferred and amortized over the life of the 2013 Notes using the effective interest rate method.

18.	ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING

In January 2014, the Company issued 5,290,966 ADSs in a public offering, representing 26,454,830 of the Company’s ordinary shares. Total proceeds from this equity offering were US$16,373,000 (approximately RMB101,668,000), all of which was received as of December 31, 2014. Net proceeds received as of December 31, 2014 was US$15,906,000 (approximately RMB98,772,000) after deduction of related issuance costs.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

18.	ISSUANCE OF ORDINARY SHARES FROM EQUITY OFFERING (CONT’D)

In November and December 2013, the Company issued 1,426,000 ADSs in a public offering, representing 7,130,000 of the Company’s ordinary shares. Total proceeds from this equity offering were US$4,403,000 (approximately RMB26,944,000), of which US$3,671,000 (approximately RMB22,482,000 million) was received as of December 31, 2013 and the remaining US$732,000 (approximately RMB4,462,000) was received in January 2014. Net proceeds received as of December 31, 2013 was US$2,493,000 (approximately RMB15,293,000) after deduction of related issuance costs.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The movement of accumulated other comprehensive income (loss) is as follows:

Foreign currency translation adjustment
(RMB’000)
Balance as of December 31, 2013	(2,030)
Other comprehensive income	7,195

Balance as of December 31, 2014	5,165

Balance as of December 31, 2014, in US$’000	832

20.	SHARE-BASED COMPENSATION PLANS

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

By resolutions of the board of directors in 2007 and 2013, 7,500 Restricted Stock Units (“RSUs”) were authorized to be granted to each of the independent directors annually from 2008 to 2012, and 15,000 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2013. The 7,500 RSUs granted on January 1, 2008 to each of the independent directors vest in batches of 2,500 RSUs each year beginning on January 1, 2009. The 7,500 RSUs granted respectively on January 1, 2010, 2011 and 2012 to each of the independent directors vest in batches of 1,250 RSUs each half year beginning on July 1, 2010, 2011 and 2012, respectively. The 15,000 RSUs granted on January 1, 2013 and 2014 to each of the independent directors vest in batches of 2,500 RSUs each half year beginning on July 1, 2013 and 2014. In addition, during 2012, 2013 and 2014, the Board of Directors also approved grant of 420,000, 5,000 and 273,008 RSUs, respectively, to certain of the Participants. Each RSU represents one ADS of the Company, which is equal to five ordinary shares.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	SHARE-BASED COMPENSATION PLANS (CONT’D)

The following tables summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2014	3,396,500	1.72	4.28	—
Forfeited	(542,500)	1.42		—

Outstanding, December 31, 2014	2,854,000	1.77	3.22	—

Vested and expected to be vested at December 31, 2014	2,854,000	1.77	3.22	—

Exercisable at December 31, 2014	2,854,000	1.77	3.22	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.22 per ordinary share as of December 31, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2014.

The aggregate fair value of share options that vested during 2012, 2013 and 2014 was US$862,762, US$245,541 and US$7,587, respectively. No share options were granted during 2012, 2013 and 2014. No share options were granted or exercised in 2012, 2013 and 2014.

The aggregate fair value of the share options outstanding as of December 31, 2014 measured based on respective grant-date fair values was US$3,825,737 and such amount was recognized as compensation expense using the straight-line method with graded vesting based on service conditions.

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

	Number of RSUs	Weighted-average grant date fair value	Aggregate intrinsic value
		(US$)	(US$)
Unvested, January 1, 2014	198,565	3.33	550,025
Granted	333,008	2.27
Vested	(80,991)	3.24	203,238
Forfeited	(78,439)	1.84

Unvested, December 31, 2014	372,143	2.71	409,357

The aggregate fair value of vested RSUs for 2012, 2013 and 2014 measured based on respective grant-date fair values was US$1,105,941, US$470,145 and US$262,411, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2014 was US$1,008,508 based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	SHARE-BASED COMPENSATION PLANS (CONT’D)

straight-line method with graded vesting based on service conditions. The weighted-average grant-date fair values of RSUs granted during 2012, 2013 and 2014 were US$1.10, US$3.84 and US$2.27, respectively. The total intrinsic value of RSUs vested during 2012, 2013 and 2014 was US$241,553, US$311,193 and US$203,238, respectively.

As of December 31, 2014, there was US$611,894 of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 2.01 years. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

Total compensation expense relating to share options and RSUs recognized for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cost of revenues	2,971	234	689	111
Selling expenses	971	436	329	53
General and administrative expenses	3,264	1,951	1,180	190
Research and development expenses	576	39	220	36

	7,782	2,660	2,418	390

21.	REDEEMABLE ORDINARY SHARES

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

21.	REDEEMABLE ORDINARY SHARES (CONT’D)

Accordingly, the share-lending arrangement upon adoption of ASU 2009-15 is measured at fair value, and recognized as an issuance cost with an offset to redeemable ordinary shares. ASU 2009-15 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of US$3,076 (approximately RMB19,000), which represents the fair value that would have been recognized if the guidance in ASU 2009-15 had been applied from the issuance date on January 29, 2008, was recorded on January 1, 2010 to issuance cost with an offset to redeemable ordinary shares.

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

The Holders may require the Company to redeem all or a portion of the 2008 Notes on January 15, 2015, at a price equal to 100% of the principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest. As a result, the convertible bonds are classified as a current liability as of December 31, 2014. The Holders may also require the Company to redeem all or a portion of the 2008 Notes at a price equal to 100% of principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change, which is defined as a change in control or a termination of trading. In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of the principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions. At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 ADSs (equivalent to an initial conversion price of approximately US$19.125 per ADS) per US$1,000 principal amount of the 2008 Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustment in certain circumstances.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	CONVERTIBLE BONDS (CONT’D)

are recognized through the statements of comprehensive loss. For the year ended December 31, 2014, the Company recorded a gain of RMB12,137,000 (2013: a loss of RMB6,105,000) resulting from the change in fair value of the conversion option. As of December 31, 2014, the conversion option, which has been combined with the 2008 Notes on the balance sheet, was recorded at a fair value of nil (2013: RMB14,013,000).

In the year ended December 31, 2012, the Company repurchased the 2008 Notes with total principal amount of US$71,900, 000 with total consideration of RMB299,271,000 from the open market, and recognized a loss on the extinguishment of debt of RMB82,713,000 as a result of the repurchase. No 2008 Notes were repurchased during 2013. In the year ended December 31, 2014, the Company repurchased the 2008 Notes with total principal of US$14,500,000 with total consideration of RMB84,999,000 from the open market, and recognized a loss on the extinguishment of debt of RMB9,939,000 (US$1,601,876) as a result of the repurchase.

For the year ended December 31, 2014, the interest expense for the 2008 Notes was RMB158,711,000 (US$25,579,570).

23.	LONG-TERM PAYABLES

As of December 31, 2014 and 2013, the Group recorded RMB50,000,000 (US$8,058,537) of government grants received as a long-term payable because the Group has not fulfilled the conditions required by the local government. According to the agreement entered in 2010 with the administration committee of Nantong Economic and Technological Development Zone (“NETDZ”), SolarOne Nantong would need to achieve certain specified requirements on its production capacity in three years after the completion of its construction. Failure to meet the requirement upon assessment date may result in a proportional refund of the government subsidies received for any actual production capacity not achieved in accordance with the capacity stipulated in the agreement. As of December 31, 2014, the construction has not been completed.

24.	INCOME TAXES

Current taxation

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC. In addition, the Group also has several non-PRC subsidiaries, including SolarOne Investment, SolarOne HK, SolarOne USA, SolarOne GmbH, Solar Canada, Solar Australia and Solar Global.

PRC

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries are subject to an EIT rate of 25%.

In 2008, SolarOne Qidong received approval from the PRC taxation authorities as a “High and New Technology Enterprise” (“HNTE”) and qualified to enjoy a reduced tax rate of 15%. The company successfully renewed its HNTE status in 2011 and continued to enjoy the 15% through 2013. For 2014, the applicable income tax rate is 25%.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

24.	INCOME TAXES (CONT’D)

Current taxation (Cont’d)

PRC (Cont’d)

SolarOne Shanghai, SolarOne Technology, Solar Engineering, Solar R&D, SolarOne Nantong, Nantong Hanwha I&E, Nantong Tech and SolarOne Wuxi, the domestic companies in the PRC, are subject to an EIT rate of 25% for the years ended December 31, 2012, 2013 and 2014.

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2014, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

Other Countries

The applicable income tax rates of non-PRC subsidiaries having significant operations were as follows:

	For the year ended December 31,
	2012	2013	2014
SolarOne HK	16.5%	16.5%	16.5%
SolarOne USA	35%	35%	35%
SolarOne GmbH	15.83%	15.83%	15.83%
Solar Canada	15%	15%	15%
Solar Australia	30%	30%	30%

Loss before income taxes consists of:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Non-PRC	(948,417)	(422,128)	(143,777)	(23,173)
PRC	(599,187)	(194,296)	(494,885)	(79,760)

	(1,547,604)	(616,424)	(638,662)	(102,933)

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

24.	INCOME TAXES (CONT’D)

Current taxation (Cont’d)

Other Countries (Cont’d)

The income tax benefit (expense) is comprised of:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Current	7,638	(3,600)	13,914	2,243
Deferred	(22,893)	(254,066)	(1,985)	(320)

	(15,255)	(257,666)	11,929	1,923

The reconciliation of tax computed by applying the statutory income tax rate of 25% applicable to PRC operations to income tax benefit (expense) is as follows:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Income tax computed at tax rate at 25%	386,901	154,106	159,665	25,733
Non-deductible expenses	(17,722)	(13,519)	(1,684)	(271)
Foreign tax rate differences	(54,212)	(53,780)	(26,192)	(4,221)
Prepaid taxes	—	—	(11,835)	(1,907)
Changes in unrecognized tax benefit	—	—	27,385	4,414
Others	7,416	—	7,794	1,255
Changes in the valuation allowance	(337,638)	(344,473)	(143,204)	(23,080)

	(15,255)	(257,666)	11,929	1,923

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

24.	INCOME TAXES (CONT’D)

Deferred taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Deferred tax assets:
Current:
- Warranty provision	45,361	44,116	7,110
- Inventory write-off	17,124	24,886	4,011
- Allowance for advance to suppliers	164,695	164,696	26,544
- Allowance for doubtful accounts	54,479	56,599	9,122
- Allowance for amount due from related parties	1,995	1,995	322
- Others	668	3,364	542
Valuation allowance	(284,322)	(295,656)	(47,651)

Net current deferred tax assets	—	—	—

Non-current:
- Tax losses	477,436	574,215	92,547
- Fixed assets	64,301	99,393	16,019
- Others	81	80	13
Valuation allowance	(538,872)	(670,742)	(108,104)

Net non-current deferred tax assets	2,946	2,946	475

Deferred tax liabilities:
Non-current:
- Land use rights	24,209	23,620	3,807
- Others	—	2,573	415

Non-current deferred tax liabilities	24,209	26,193	4,222

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

As of December 31, 2013 and 2014, the Group has a net tax operating loss from its PRC subsidiaries of RMB844,706,000 and RMB1,198,133,000 (US$193,103,987), respectively, which starts to expire in 2016. As of December 31, 2013 and 2014, the Group has a net tax operating loss from its non-PRC subsidiaries of RMB1,032,221,000 and RMB1,080,862,000 (US$174,203,333), respectively, which starts to expire in 2029.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

24.	INCOME TAXES (CONT’D)

Uncertain Tax Positions

As of December 31, 2014, the Group’s unrecognized tax benefit is RMB116,089,000 (US$18,710,151) which related to tax incentives received.

It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities. However, an estimate of the range of the possible change cannot be made at this time. All of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Beginning balance	143,473	143,473	143,473	23,124
Decreases resulted from expired statute of limitation	—	—	(27,384)	(4,414)

Ending balance	143,473	143,473	116,089	18,710

The Company’s PRC subsidiaries’ years ended December 31, 2010 to December 31, 2014 remain open to potential examination by the tax authorities. The Company’s non-PRC subsidiaries’ years ended December 31, 2010 to December 31, 2014 also remain open to potential examination by the respective tax authorities.

As of December 31, 2014 and 2013, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	RELATED PARTY TRANSACTIONS

Name and Relationship with Related Parties

Name of related party	Relationship with the Group
Hanwha Chemical Corporation (“Hanwha Chemical”)	Holding company of Hanwha Solar
Hanwha Corporation	A major shareholder of Hanwha Chemical
Hanwha Q.Cells GmbH (“Q.Cells GmbH”)*	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Q CELLS Japan Co., Ltd. (“Q.Cells Japan”) (previously known as Hanwha Japan Co., Ltd.)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha Q CELLS Korea Corp. (“Q.Cells Korea”) (previously known as Hanwha SolarEnergy Corporation)	A subsidiary of Hanwha Corporation
Hanwha Q CELLS Canada Inc. (“Q.Cells Canada”)	A company controlled by Q.Cells Korea
Hanwha Q CELLS USA Inc. (“Q.Cells USA”)	A company controlled by Hanwha Corporation
Hanwha Q.CELLS Australia Pty Ltd. (“Q.Cells Australia”)	A company controlled by Hanwha Corporation
Hanwha Q.Cells Malaysia Sdn Bhd. (“Q.Cells Malaysia”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Advanced Materials Group (“Hanwha Advanced”)(previously known as Hanwha L&C Corporation) **	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Trading (Shanghai) Co., Ltd. (“Hanwha L&C Trading”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Canada Inc.	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Alabama LLC. (“Hanwha L&C Alabama”)	A subsidiary of Hanwha Chemical
Hanwha Europe GmbH (“Hanwha Europe”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha International LLC. (“Hanwha International”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Solar America LLC. (“Hanwha America”)	A subsidiary of Hanwha Chemical
Ya An Yongwang Silicon Co., Ltd. (“Ya An”)	A wholly-owned subsidiary of HongKong YongWang Silicon Investment Co., Ltd., whose significant shareholder is Hanwha Chemical
Food1st Food Culture Co., Ltd. (“Food1st”)	A wholly-owned subsidiary of Hanwha Corporation
Komodo Enterprise Inc. (“Komodo”)	A company whose significant shareholder is Q.Cells Korea
Hanwha S&C Co., Ltd. (“Hanwha S&C”)	A company controlled by Hanwha Corporation
Hancomm, Inc. (“Hancomm”)	A company whose significant shareholder is Hanwha S&C
Hanwha Zonghua (Beijing) Plastic Co., Ltd (“Zonghua Hanwha”)	A company controlled by Hanwha Chemical

*	On October 24, 2012, as a result of Hanwha Chemical acquiring a 100% interest in Q.Cells GmbH from its original shareholders, Q.Cells GmbH became a related party of the Group.
**	On June 30, 2014, Hanwha L&C Corporation changed its name to Hanwha Advanced Materials Group.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions

The Group had the following significant related party transactions during the years presented:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Purchase of raw materials from:
- Hanwha Corporation	—	216,244	268,006	43,195
- Hanwha Advanced Materials Corporation	63,241	82,314	140,422	22,632
- Q.Cells GmbH	4,080	95,633	86,258	13,902
- Q.Cells Japan	—	15,160	62,753	10,114
- Hanwha Chemical	—	—	342	55
- Hanwha L&C Trading	68,792	823	—	—
- Hanwha International	10,358	—	—	—
- Ya An	6,440	—	—	—

	152,911	410,174	557,781	89,898

Purchase of services from:
- Food1st	27,147	30,760	32,470	5,233
- Hanwha Chemical	—	7,041	5,149	830
- Hancomm	14,993	4,911	3,656	589
- Hanwha International	—	20,379	2,731	440
- Hanwha S&C	2,246	553	722	116
- Others	—	85	208	34

	44,386	63,729	44,936	7,242

Purchase of fixed assets from:
- Hanwha Corporation	3,586	23,902	241,515	38,925

Sales of products to:
- Q.Cells Japan	248,047	1,179,308	1,122,108	180,851
- Q.Cells Korea	281,252	213,751	515,441	83,074
- Q.Cells Canada	—	112,798	109,197	17,599
- Hanwha Corporation	250,012	496	863	139
- Hanwha Europe	147,582	17,439	—	—
- Hanwha International	82,549	3,381	—	—
- Hanwha Chemical	62	26	—	—
- Komodo	29,298	—	—	—
- Other	125	7,161	6,368	1,027

	1,038,927	1,534,360	1,753,977	282,690

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Processing services provided to:
- Q.Cells GmbH	—	408,560	509,388	82,099

Borrowings from:
- Q.Cells GmbH (i)	—	—	308,294	49,688
- Hanwha Zonghua (ii)	—	—	30,000	4,835
- Hanwha Corporation (iii)	—	—	29,822	4,806
- Hanwha International (iv)	—	61,480	—	—
- Hanwha L&C Alabama (v)	—	18,291	—	—

	—	79,771	368,116	59,329

Interest paid to:
- Hanwha International	—	697	3,009	485
- Q.Cells GmbH	—	—	342	55
- Hanwha L&C Alabama	—	—	322	52

	—	697	3,673	592

Commission fee for bank borrowings and long-term notes:
- Hanwha Chemical (vi)	4,526	12,337	13,776	2,220

	4,526	12,337	13,776	2,220

On May 1, 2012, the Group acquired 100% equity interest in Solar Australia from Hanwha Corporation with a cash consideration of AUD16,732 (Note 1).

(i)	SolarOne GmbH borrowed a short-term loan of EUR39.5 million from Q.Cells GmbH on September 26, 2014, which bore an annual interest rate of 4% and was repaid on October 10, 2014.
(ii)	SolarOne Qidong borrowed a short-term loan of RMB30 million from Hanwha Zonghua on December 26, 2014, which bears an annual interest rate of 3.5% and will be due on February 25, 2015.
(iii)	SolarOne GmbH borrowed a short-term loan of EUR4 million from Hanwha Corporation on December 30, 2014, which bears an annual interest rate of 3% and will be due on March 29, 2015.
(iv)	Solar Canada borrowed a short-term loan of US$10 million from Hanwha International on September 18, 2013, which bore an annual interest rate of 6%. US$5 million short-term loan was repaid on September 18, 2014 and the remaining US$5 million will be due on April 30, 2015.
(v)	Solar Canada borrowed a short-term loan of US$3,000,000 from Hanwha L&C Alabama on November 21, 2013, which bore an annual interest rate of 6% and was repaid on May 21, 2014.
(vi)	The commission fees to Hanwha Chemical include:
1)	Annual commission fee which is 0.6% of long-term bank borrowings of US$180,000,000 with the term from April 26, 2012 to April 26, 2015;

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

2)	Annual commission fee which is 0.6% of long-term bank borrowings of US$100,000,000 with the term from June 26, 2013 to June 26, 2016;
3)	Annual commission fee which is 0.5% of long-term bank borrowings of US$23,000,000 with the term for December 12, 2014 to December 11, 2017.
4)	Annual commission fee which is 0.5% of long-term bank borrowings of US$87,000,000 with the term from December 30, 2014 to December 30, 2017.
5)	Annual commission fee which is 0.6% of long-term notes of US$100,000,000 (Note 17).

Balances with Related Parties

As of December 31, 2013 and 2014, balances with related parties are comprised of the following:

	As of December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Amount due from related parties-net:
– Q.Cells Korea	61,569	183,336	29,548
– Q.Cells Japan	205,935	155,650	25,086
– Q.Cells GmbH	162,156	129,379	20,852
– Hanwha Q.Cells Canada	95,156	18,220	2,937
– Hanwha Chemical	4,721	5,440	877
– Hanwha Q.Cells Malaysia	—	3,014	486
– Q.Cells Australia	—	1,757	283
– Hanwha Corporation	1,146	938	151
– Komodo	13	82	13
– Others	36	11	2

	530,732	497,827	80,235

Amount due to related parties:
– Hanwha Corporation	98,663	241,238	38,881
– Q.Cells GmbH	12,847	70,577	11,375
– Hanwha Advanced Materials Corporation	—	49,670	8,005
– Hanwha International	59,390	31,607	5,094
– Hanwha Zonghua	—	30,000	4,835
– Q.Cells Japan	15,158	21,360	3,443
– Hanwha Chemical	4,340	15,263	2,460
– Food1st	16	2,485	400
– Hanwha L&C Trading	1,033	838	135
– Hanwha Solar America LLC	—	15	2
– Hanwha L&C Corporation	45,185	—	—
– Hanwha L&C Alabama	18,388	—	—
– Komodo	13	—	—

	255,033	463,053	74,630

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

25.	RELATED PARTY TRANSACTIONS (CONT’D)

Balances with Related Parties (Cont’d)

In 2013, the Group reversed provision of RMB7,980,000 as a result of actual subsequent collection of the payments from Ya An. In 2014, the Group wrote off of the rest of the provision of RMB7,980,000 (US$1,286,143).

As of December 31, 2013 and 2014, except for the short-term borrowings from Hanwha International, Hanwha L&C Alabama, Q.Cells GmbH and Hanwha Corporation disclosed in this note, all other balances with related parties were unsecured, non-interesting bearing and repayable on demand.

26.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB79,464,000, RMB84,493,000 and RMB94,807,000 (US$15,280,115) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

27.	SHARE ISSUANCE AND REPURCHASE AGREEMENT (CONT’D)

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

On October 25, 2011, in connection with the repurchase of redeemable ordinary shares (Note 21), the Company repurchased and cancelled 25,017,671 ordinary shares in connection with the Share Issuance and Repurchase Agreement and reversed an amount of US$2,502. Accordingly, as of December 31, 2011, the Company has 20,062,348 outstanding shares issued to Hanwha Solar under the Share Issuance and Repurchase Agreement with a corresponding liability of RMB13,000 (US$2,095) recorded in other current liabilities (Note 12). Such balance remained unchanged in 2012, 2013 and 2014.

28.	COMMITMENTS AND CONTINGENCIES

Acquisition of fixed assets

As of December 31, 2014, the Group had commitments of approximately RMB60,879,000 (US$9,811,914) related to the acquisition of fixed assets, which is expected to be settled within the next 12 months.

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2014 are as follows:

	As of December 31, 2014
	(RMB’000)	(US$’000)
Year 2015	2,014	325
Year 2016	959	155
Year 2017 and thereafter	—	—

Total	2,973	480

The terms of the leases do not contain rent escalation or contingent rent.

Litigation

The Group was involved in certain cases pending in various Singapore, PRC and U.S. courts and arbitration as of December 31, 2014. For certain proceedings, the Group is currently unable to estimate the reasonably possible

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

28.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Litigation (Cont’d)

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

Income Taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2013 and 2014, the Group has recorded an unrecognized tax benefit for RMB 143,473,000 and RMB116,089,000 (US$18,710,151), respectively.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

29.	SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV-related products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Japan	248,047	1,179,308	1,122,108	180,851
The PRC	382,469	539,866	817,753	131,798
Germany	1,489,499	694,148	693,423	111,760
United Kingdom	15,491	115,289	549,686	88,593
USA	513,163	421,473	530,092	85,435
South Korea	260,887	218,844	512,889	82,663
Canada	1,506	187,343	248,752	40,092
Turkey	—	—	108,936	17,557
Belgium	44,941	57,719	86,518	13,944
India	263,228	84,310	58,210	9,382
Israel	170	24,536	30,265	4,878
Guatemala	—	—	21,851	3,522
Australia	27,773	59,317	19,064	3,073
France	62,507	35,155	9,449	1,523
Malaysia	251	48,882	6,163	993
Netherlands	—	90,741	1,129	182
Thailand	189	19,259	946	151
Greece	80,381	16,384	717	116
Spain	7,043	63,075	706	113
Italy	149,196	14,113	55	9
Portugal	22,252	62,420	—	—
South Africa	814	728,960	—	—
Others	108,573	64,550	18,267	2,944

Total net revenue	3,678,380	4,725,692	4,836,979	779,579

Over 99% of the long-lived assets of the Group are located in the PRC.

The customers that accounted for 10% or more of total net revenue for the year ended December 31, 2013 and 2014 are as follows:

	For the year ended December 31,
	2013	2014	2014
	(RMB’000)	(RMB’000)	(US$’000)
Q.Cells Japan	1,179,308	1,122,108	180,851
Vogt Solar Ltd.	*	539,259	86,913
Q.Cells Korea	*	515,441	83,074
Q.Cells GmbH	*	509,388	82,099

*	Less than 10%

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

30.	LOSS PER SHARE

Basic and diluted net loss per share for each period presented are calculated as follows (in thousands, except share and per share amounts):

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Numerator:
Loss attributable to ordinary shareholders – basic and diluted	(1,562,859)	(874,090)	(626,733)	(101,010)

Denominator:
Weighted-average number of shares outstanding – basic and diluted	422,167,505	423,675,429	456,720,654	456,720,654
Basic and diluted net loss per share	(RMB3.70)	(RMB2.06)	(RMB1.37)	(USD0.22)

During the years ended December 31, 2012, 2013 and 2014, the Company issued 1,000,000, 1,000,000 and nil ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. As of December 31, 2013 and 2014, the unused ordinary shares issued to share depository bank were 871,095 and 437,355 respectively. The un-used ordinary issued to share depository bank are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

For the years ended December 31, 2012, 2013 and 2014, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Company.

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The inputs used to measure the fair value of the conversion option of convertible bonds were largely unobservable, and, accordingly, the measurement was classified as Level 3. The fair value of the conversion option of convertible bonds was estimated using the binomial approach. The following assumptions were used for estimating the fair value:

	As of December 31,
	2013	2014
Underlying share price	US$2.77	US$1.10
Conversion price	US$19.125	US$19.13
Time to maturity	4.04 years	3.04 years
Risk-free rate	1.28%	1.11%
Expected volatility (Level 3 input)	84.40%	82.33%
Comparable yield to maturity	10.55%	4.50%

Underlying share price is calculated based on the closing price of the Company’s ADS as listed on NASDAQ on December 31, 2013 and 2014, respectively. The conversion price is the initial conversion price of the convertible bonds. Time to maturity is the remaining years from balance sheet date to January 15, 2018, the maturity date of the convertible bonds. The risk-free rate is derived from the United States Treasury zero coupon risk-free rates with the remaining terms equal to the time to maturity as of December 31, 2013 and 2014. The Company estimates the expected volatility of its common shares based on the historical volatility of the Company’s ADS. The comparable yield to maturity is estimated based on the average yield of bonds with same credit rating of the Company with maturities close to the time to maturity as of December 31, 2013 and 2014.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014 are summarized below:

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

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

31.	FAIR VALUE MEASUREMENTS (CONT’D)

	Fair value measurements at December 31, 2014 using:			Total fair value at December 31, 2014
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash and cash equivalents
- Time deposits	987,327	—	—	987,327	159,128
- Restricted cash	605,182	—	—	605,182	97,538

Foreign currency / interest rate swap derivatives
- Financial assets	—	4,895	—	4,895	789
- Financial liabilities	—	4,077	—	4,077	657

Conversion option of convertible bonds	—	—	—	—	—

The following is a reconciliation of the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2014.

Conversion option of convertible bonds
(RMB’000)
Balance as of December 31, 2013	14,013
Repurchase	(1,876)
Unrealized loss	(12,137)

Balance as of December 31, 2014	—

The amount of realized or unrealized gain/loss is included in the consolidated statements of comprehensive loss in “Changes in fair value of conversion feature of convertible bonds.”

32.	SUBSEQUENT EVENTS

Repurchase of convertible bonds

On January 15, 2015, the Company repurchased the 2008 Notes with total principal amount of US$86,060,000 with total consideration of RMB526,627,000 according the request from the holders of the 2008 Notes.

Acquisition of Q CELLS

On February 6, 2015, the Company announced the completion of acquisition of Q CELLS from Hanwha Solar, a wholly owned subsidiary of Hanwha Chemical, in an all-stock transaction. The transaction was approved by shareholders of the Company at the extraordinary general meeting held on February 4, 2015. The Company issued approximately 3.7 billion of its ordinary shares (the equivalent of approximately 740.2 million ADSs) to Hanwha Solar.

The transaction is accounted for as a reverse acquisition under the acquisition method of accounting. HQI is determined as the accounting acquirer in accordance with Accounting Standards Codification 805 (“ASC 805”).

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non-wholly-owned foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

SolarOne Nantong is a WOFE since its establishment in 2011. SolarOne Qidong became a WOFE in May 2006 and, therefore, is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although SolarOne Qidong was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after-tax profit to the General Reserve Fund in accordance with the joint venture agreements entered into among the then joint venture partners and the appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund were at the discretion of the board of directors.

For other subsidiaries incorporated in PRC, including SolarOne Technology, SolarOne Shanghai, Solar R&D, Solar Engineering, Nantong Hanwha I&E and Nantong Tech, the General Reserve Fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts.

The Group provided RMB4,456,000 statutory reserves for the year ended December 31, 2012. There were no statutory reserves provided for the years ended December 31, 2013 and 2014 as all of the Group’s PRC subsidiaries incurred net losses in these two years.

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries which are restricted from transfer amounted to RMB3,012,132,000 (US$485,467,556) as of December 31, 2014.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Balance Sheets

		As of December 31,
	Note	2013	2014	2014
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		4,671	93,812	15,120
Other receivables		98	99	16
Deferred expenses		4,155	384	62
Amount due from subsidiaries	b	3,480,154	3,985,284	642,311

Total current assets		3,489,078	4,079,579	657,509

Non-current assets:
Long-term deferred expenses		175	—	—

Total non-current assets		175	—	—

Total assets		3,489,253	4,079,579	657,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	c	14,987	11,724	1,890
Amount due to subsidiaries	b	20,441	20,515	3,306
Convertible bonds		—	519,958	83,802

Total current liabilities		35,428	552,197	88,998

Non-current liabilities:
Long term bank borrowings		—	532,353	85,800
Convertible bonds		470,357	—	—
Loss in excess of investments	a	1,093,073	1,618,520	260,858

Total non-current liabilities		1,563,430	2,150,873	346,658

Total liabilities		1,598,858	2,703,070	435,656

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 and 20,070,375 shares issued and outstanding at December 31, 2013 and 2014, respectively )		24	24	4

Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and nil shares authorized; 431,525,432 shares and 457,980,262 shares issued and outstanding at December 31, 2013 and 2014, respectively)		321	337	54
Additional paid-in capital		4,022,147	4,127,783	665,278
Accumulated deficit		(2,130,067)	(2,756,800)	(444,315)
Accumulated other comprehensive income (loss)		(2,030)	5,165	832

Total shareholders’ equity		1,890,371	1,376,485	221,849

Total liabilities, redeemable ordinary shares and shareholders’ equity		3,489,253	4,079,579	657,509

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Condensed Statements of Comprehensive Loss

		For the year ended December 31,
	Note	2012	2013	2014	2014
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenues		—	—	—	—
Cost of revenues		—	—	—	—

Gross loss		—	—	—	—
Operating expenses		(7,753)	(10,355)	(13,512)	(2,178)

Operating loss		(7,753)	(10,355)	(13,512)	(2,178)
Share of loss from subsidiaries		(1,336,805)	(642,447)	(535,510)	(86,308)
Interest expenses – net		(118,680)	(133,585)	(159,508)	(25,708)
Changes in fair value of derivative contracts		(4,784)	6,564	151	24
Changes in fair value of conversion feature of convertible bonds		(5,692)	(6,105)	12,136	1,956
Loss on extinguishment of debt		(82,713)	—	(9,939)	(1,602)
Exchange losses		(7,651)	(88,973)	79,449	12,805

Loss before tax		(1,564,078)	(874,901)	(626,733)	(101,011)
Income tax expenses		—	—	—	—

Net loss		(1,564,078)	(874,901)	(626,733)	(101,011)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2012	2013	2014	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Net cash used in operating activities	(41,176)	(2,500)	(35,084)	(5,654)

Net cash used in investing activities	(13,001)	(11,338)	(426,363)	(68,717)

Net cash provided by financing activities	50,623	15,293	550,588	88,738

Net increase (decrease) in cash and cash equivalents	(3,554)	1,455	89,141	14,367
Cash and cash equivalents at the beginning of year	6,770	3,216	4,671	753

Cash and cash equivalents at the end of year	3,216	4,671	93,812	15,120

Notes to the Condensed Financial Statements of the Company

(a)	Basis of presentation

In the Company-only condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Notes to the Condensed Financial Statements of the Company (Cont’d)

(a)	Basis of presentation (Cont’d)

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Share of loss from subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiary’s cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiary’s losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized RMB1,618,520,000 (US$260,858,073) of its share of cumulative losses in excess of its investment in “Loss in excess of investments” as of December 31, 2014 (2013: RMB1,093,073,000).

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b)	Related party transactions and balances

As of December 31, 2013 and 2014, the Company paid on behalf of its subsidiaries of RMB3,480,154,000 and RMB3,985,284,000 (US$642,311,188), respectively, and subsidiaries of the Company paid on behalf the Company of RMB20,441,000 and RMB20,515,000 (US$3,306,418), respectively.

For the years ended December 31, 2013 and 2014, the Company paid on behalf of its subsidiaries of RMB9,775,000 and RMB505,130,000 (US$81,412,178), respectively, and subsidiaries of the Company paid operating expenses, interest expense and consideration for repurchase of convertible bonds of RMB129,265,000 and RMB74,000 (US$11,927), respectively, on behalf of the Company.

As of December 31, 2013 and 2014, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

(c)	Accrued expenses and other payables

As of December 31, 2013 and 2014, other payables mainly included interest payable to the holders of the convertible bonds of RMB9,766,000 and RMB7,372,000 (US$1,188,151), respectively.

(d)	Commitments

The Company did not have any significant commitments or long-term obligations, other than the convertible bonds, as of December 31, 2013 or 2014.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

33.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (CONT’D)

Notes to the Condensed Financial Statements of the Company (Cont’d)

(e)	Convenience translation

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at such rate.