Form 20-F
period 2015-12-31
Hanwha Q CELLS Co., Ltd.
filed 2016-04-27
CIK 1371541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

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

Mr. Jung Pyo Seo

Chief Financial Officer

Telephone: +82-2-729-2930

Fax: +82-2-729-1372

Hanwha Building,

86 Cheonggyecheon-ro,

Jung-gu, Seoul, Korea

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Ordinary Shares, par value $0.0001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,200,808,315 Ordinary Shares, par value $0.0001 per share, as of December 31, 2015

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

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADSs” are to American depositary shares, each of which represents fifty ordinary shares. Effective as of June 15, 2015, we changed the ratio of the ADSs to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares. The number and ratio of the ADSs to ordinary shares has been adjusted retrospectively for all periods presented in this annual report to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares;

•	“AUD” are to Australian Dollar, the official currency of Australia;

•	“BNEF” are to Bloomberg New Energy Finance;

•	“BSF” are to the back surface field;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic (“PV”) products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“EU” are to the European Union;

•	“EUR” are to Euros, the official currency of the European Union. This annual report contains translations of certain EUR amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of EUR into U.S. dollars have been made at the exchange rate as set forth on December 31, 2015 in the H.10 statistical release of the Federal Reserve Board, which was $1.0859 to EUR 1.00;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“Hanwha Chemical” are to Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of Korea, which owns 100% of Hanwha Solar;

•	“Hanwha Q CELLS Hong Kong” are to Hanwha Q CELLS Hong Kong Limited;

•	“Hanwha Q CELLS Qidong” are to Hanwha Q CELLS (Qidong) Co., Ltd., our wholly owned operating subsidiary in China;

•	“Hanwha Solar” are to Hanwha Solar Holdings Co., Ltd., a holding company incorporated in the Cayman Islands that currently owns approximately 94.0% of our outstanding ordinary shares;

•	“Hanwha SolarOne” are to Hanwha SolarOne Co., Ltd., our previous name prior to our name change in February 2015 to Hanwha Q CELLS Co., Ltd., and its consolidated subsidiaries, without including Q CELLS, which will be used to describe historical results of operations and financial condition of Hanwha SolarOne Co., Ltd and its consolidated subsidiaries prior to the acquisition of Q CELLS;

•	“JPY” are to the legal currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“KRW” are to the legal currency of the Republic of Korea;

•	“MW” refers to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption;

•	“MYR” are to the legal currency of Malaysia;

•	“PERC” are to the passivated emitter rear contact;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China. This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2015 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.4778 to $1.00;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value $0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share we do not consider outstanding: (i) the remaining 401,407 ADSs we issued to facilitate the convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

•	“Q CELLS” are to Hanwha Q CELLS Investment Co., Ltd., a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries, including Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia Sdn. Bhd. and Hanwha Q CELLS Australia Pty Ltd., collectively; it does not include certain affiliates that have “Q CELLS” in their names, including Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are not consolidated subsidiaries of Hanwha Q CELLS Investment Co., Ltd. and have not been acquired by us;

•	“W” are to watt, a unit of power-generating capacity or consumption;

•	“we,” “us,” “our,” “our company,” the “company” and “Hanwha Q CELLS” refer to Hanwha Q CELLS Co., Ltd., formerly known as Hanwha SolarOne, and its consolidated subsidiaries; and

•	“$” and “U.S. dollars” are to the legal currency of the United States.

On December 26, 2006, we completed our initial public offering and listed the ADSs on the Nasdaq Global Market, which are traded under the symbol “HQCL.”

On January 29, 2008, we offered $172.5 million 3.50% convertible senior notes due 2018, or 2018 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and received net proceeds of $167.9 million. Concurrently with the offering of these convertible notes, we offered 901,961 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. A portion of these ADSs were subsequently repurchased as described below.

From July 17, 2008 to August 12, 2008, we issued and sold 542,109 ADSs with an aggregate sale price of $73.9 million.

From September 17, 2009 to November 18, 2009, we issued and sold 388,839 ADSs with an aggregate sale price of $23.1 million.

In September 2010, we issued and sold to Hanwha Solar 36,455,089 ordinary shares for an aggregate sale price of $78.2 million. Concurrently with this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 901,961 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. A portion of these ordinary shares were subsequently repurchased as described below. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 128,101 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a holding company incorporated in the Cayman Islands, is a wholly owned subsidiary of Hanwha Chemical Corporation, or Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products.

In November 2010, we issued and sold 920,000 ADSs with an aggregate sale price of $82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of $82.8 million.

In October 2011, we repurchased and cancelled 500,554 ADSs and the ordinary shares represented by such ADSs, which were issued pursuant to a share issuance and repurchase agreement dated January 23, 2008 to facilitate our convertible notes offering in January 2008, from Morgan Stanley & Co. International PLC. We also repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar. These ADSs and ordinary shares were repurchased at par value of $0.005 per ADS and $0.0001 per ordinary share, respectively.

In 2012, we repurchased our 2018 convertible notes in a total principal amount of $71.9 million.

From November 15, 2013 to January 29, 2014, we issued and sold 671,696 ADSs with an aggregate sale price of $21.5 million.

In January and April 2015, we repurchased our 2018 convertible notes in a total principal amount of $86,075,000 pursuant to the holders’ exercise of the put right under the terms of the 2018 convertible notes. After these repurchases pursuant to the exercise of the put right, none of the 2018 convertible notes remains outstanding.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

Following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015, Q CELLS was determined as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations”. Consequently, the consolidated financial statements of Q CELLS are treated as our historical financial statements for all periods prior to the consummation of the combination of Hanwha SolarOne and Q CELLS with our consolidated results of operations reflected from February 6, 2015.

The following selected consolidated financial data have been derived from our and Q CELLS’ audited consolidated financial statements. Our selected consolidated statement of operations data for the year ended December 31, 2015 and our consolidated balance sheet data as of December 31, 2015 have been derived from our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this annual report. Q CELLS’ selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and its consolidated balance sheet data as of December 31, 2014 have been derived from its audited consolidated financial statements for the relevant periods included elsewhere in this annual report. Q CELLS’ selected consolidated statement of operations data for the period from September 12, 2012 to December 31, 2012 and its consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from its audited consolidated financial statements, which are not included or incorporated by reference in this annual report.

The following selected consolidated financial information are qualified by reference to our and Q CELLS’ financial statements referred to above and the related notes. Our and Q CELLS’ consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	From September 12 to December 31,	Year Ended December 31,
	2012(1)	2013	2014	2015
	Q CELLS	Q CELLS	Q CELLS	Hanwha Q CELLS(2)
	($)	($)	($)	($)
	(In millions, except number of shares and per share data)
Consolidated Statements of Operations Data
Net revenues	$65.6	$530.1	$773.1	$1,800.8
Cost of revenues	72.3	451.7	653.2	1,466.8
Gross profit	(6.7)	78.4	119.9	334.0
Operating expenses	23.6	111.9	107.0	256.1
Operating income (loss)	(30.3)	(33.5)	12.9	77.9
Income (loss) before income taxes	(18.9)	(47.6)	4.4	53.9
Income tax expenses	—	0.4	1.4	10.1
Net income (loss)	(18.9)	(48.0)	3.0	43.8
Net income (loss) per share	(0.02)	(0.03)	0.00	0.01
Number of shares (diluted)	1,232,949,935	1,693,522,340	3,701,145,330	4,120,689,668

(1)	Q CELLS was incorporated on September 12, 2012 and commenced its operations on October 16, 2012 following the acquisition of business from Q Cells SE which was in the bankruptcy proceedings. Therefore, the results of operations of Q CELLS for 2012 (as described herein) covers only the period between September 12, 2012 (the date of the incorporation) and December 31, 2012 and, as such, are not comparable to the results of operations of Q CELLS in the subsequent periods.

(2)	Our results of operations for 2015 represent Q CELLS’ (but not Hanwha SolarOne’s) results of operations for the period from January 1, 2015 to February 5, 2015 and our consolidated results of operations for the period from February 6, 2015 to December 31, 2015 following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

	As of December 31,
	2012	2013	2014	2015
	Q CELLS	Q CELLS	Q CELLS	Hanwha Q CELLS
	($)	($)	($)	($)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$61.9	$257.7	$156.7	$200.0
Other current assets	146.4	340.4	427.8	1,370.7
Total current assets	208.3	598.1	584.7	1,570.7
Property, plant, and equipment	160.5	144.9	147.8	877.3
Other non-current assets	33.4	28.4	33.7	99.5
Total non-current assets	193.9	173.3	181.5	976.8
Total assets	402.2	771.4	766.2	2,547.5

Current financial liabilities	31.0	10.7	8.0	416.7
Short-term borrowings, current portion of long-term borrowings and current portion of obligations under capital leases	98.0	262.9	226.6	1,113.8
Total current liabilities	129.0	273.6	234.8	1,530.5
Long-term borrowings and long-term notes, net of current portion	156.2	210.6	283.5	653.5
Other long-term liabilities	23.0	19.8	18.2	23.3
Total long-term liabilities	179.2	230.5	301.7	676.8
Total liabilities	308.2	504.1	536.5	2,207.3
Total stockholders’ equity	93.9	267.4	229.7	340.2
Total liabilities and stockholders’ equity	$402.2	$771.4	$766.2	2,547.5

Other Financial Data

	Year Ended December 31,
	2013	2014	2015
	Q CELLS	Q CELLS	Hanwha Q CELLS
Gross margin	14.8%	15.5%	18.5%
Operating margin	(6.3)%	1.7%	4.3%
Net margin	(9.1)%	0.4%	2.4%

	Year Ended December 31,
	2013	2014	2015
	Q CELLS	Q CELLS	Hanwha Q CELLS
	($)	($)	($)
	(In millions)
Depreciation, amortization and impairment	$35.6	$37.4	$83.3
Acquisition of fixed assets and intangible assets	$15.5	$45.6	$200.0

Other Operating Data

	Year Ended December 31,
	2013	2014	2015
	Q CELLS	Q CELLS	Hanwha Q CELLS
	(MW)	(MW)	(MW)
Amount of PV modules shipped	622.8	967.1	2,956.1

	Year Ended December 31,
	2013	2014	2015
	Q CELLS	Q CELLS	Hanwha Q CELLS
	($/W)	($/W)	($/W)
Average selling price of PV modules	$0.75	$0.72	$0.58

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Industry

Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trends.

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions. During the second half of 2008 and the first half of 2009, many of our key European markets, including Germany, Spain and Italy, and other national economies experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. In addition, many of our customers and many end-users of our PV products depend on equity and/or debt financing to fund the initial capital expenditure required to purchase our PV products. During the global financial crisis, many of our customers and many end-users of our PV products experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased. As a result, they changed their decision or changed the timing of their decision to purchase our PV products.

Since 2011, a decrease in payment to PV power product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing have caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV power product producers decreased as certain European governments, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many solar project developers were unable to secure sufficient financing for PV projects due to continuing credit contagion post the global financial crisis. These market conditions were exacerbated by an oversupply of PV modules driven by increased manufacturing capacity build-ups, which adversely affected the prices of PV modules. Although the global economy has improved since 2011, the demand for solar modules in Europe fell by 60% to 8.4 GW in 2015 from 21.2 GW in 2011, according to BNEF. As a result, many solar power producers that typically purchase solar power products from manufacturers like us were unable or unwilling to expand their operations during this period in respective markets.

Since 2013, as the global capital market has stabilized, the combination of increased availability of financing for downstream developers and project buyers and decreased PV system prices contributed to a slow recovery in demand for PV equipment including PV modules in certain markets.

There can be no assurance that our customers or end-users will be able to obtain financing on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. Rising interest rates may make it difficult for end-users to finance the cost of PV systems and therefore limit the demand for our PV products and/or lead to a reduction in the average selling price of our PV products. A protracted disruption in the ability of our customers to obtain financing, economic downturn or an increase in manufacturing capacity of the PV industry has led to, and may continue to have, a protracted material adverse effect on our business, financial condition and results of operations. In the past, the decrease in demand for our products, combined with an oversupply of PV products, has resulted in, and may continue to lead to, a significant amount of our capacity underutilized, and our assets being impaired.

The average selling price of our PV products may continue to decrease, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion. As a result, this state of oversupply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. Oversupply conditions across the value chain, together with difficult financial conditions in Europe, have put continued pressure on average selling prices. According to GTM Research, the industry-wide average selling prices of PV modules per watt were $0.66/W, $0.65/W and $0.58/W in 2013, 2014 and 2015, respectively. While the challenging industry environment since 2012 caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them, the state of industry-wide oversupply continued despite such production cuts and consolidations, and may continue to exist, which would generally have a negative impact on the average selling prices of our PV products.

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

Raw materials used in the production of solar cells and modules include silicon-related materials, silver paste and aluminum frames, among others. Among them, silicon-related materials such as polysilicon and silicon wafers are the most important raw materials used in the production of our PV products. Prior to mid-2008, there was an industry-wide shortage of silicon. In late 2008 and 2009, however, newly available silicon capacity has significantly increased supply of silicon, which resulted in downward pressure on the price of silicon. According to BNEF, spot prices for polysilicon fell from a peak of over $120 per kilogram in the first quarter of 2009 to approximately $55 per kilogram at the end of 2009. Although the silicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the silicon price has decreased precipitously again starting from the second quarter of 2011 as the result of increased manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline, reaching a historical low of below $16 per kilogram in December 2012. While the price has improved slightly since, it remained low compared to price range between mid-teen to low 20s from 2013 through 2014, before beginning to steadily decline again to below $15 per kilogram by late 2015. According to BNEF, the industry-wide average spot price of solar grade polysilicon was approximately $13.81 per kilogram in the week of April 4, 2016.

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

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, the United States, China, Germany, the United Kingdom and France, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on conventional source of energy generation. However, a number of these government economic incentives are set to be reduced and may be reduced further, or eliminated, for political, financial or other reasons, which will be difficult for us to predict. For instance, the German government has continuously reduced feed-in-tariffs since 2009 and the Japanese government reduced feed-in-tariffs applicable to solar projects of 10 kW or more from JPY36 per kWh for the fiscal year 2013 to JPY32 per kWh for the fiscal year 2014 and JPY27 per kWh for the fiscal year 2015. See “Item 4. Information on the Company—B. Business Overview—Regulation”. Germany and Japan accounted for 2.4% and 10.7% of our net revenues in 2015, respectively.

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

The PV market is highly competitive and we face competition from a number of global PV companies, including Trina Solar Limited, JinkoSolar Holding Co., Ltd., Canadian Solar Inc., JA Solar Holdings Co., Ltd., First Solar, Inc. and SunPower Corporation. We believe that the principal competitive factors in the markets for our PV cells and modules are:

•	price;

•	product offerings and quality of products including conversion efficiency;

•	strength of supply chain and distribution network;

•	manufacturing capacity and capacity utilization;

•	manufacturing cost;

•	corporate financial stability;

•	after-sales services; and

•	brand name recognition.

Some of our current and potential competitors may have longer operating histories, access to larger customer bases and resources and significantly greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a fluctuation in the demand for PV products.

We believe that the principal competitive factors in the downstream markets in which we compete are:

•	financing capabilities;

•	sales and marketing network;

•	knowledge and understanding of local regulatory requirements; and

•	track records and reputation in the relevant local market.

Our PV downstream business has a relatively short history compared to some of our competitors and we may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully expand our PV downstream business. In addition, our competitors owned or controlled by local persons or entities may be more competitive when obtaining government support, local financing or otherwise expanding in the respective local markets. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would adversely affect our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

Declines in the prices of other energy sources, including oil and natural gas, could have a material adverse effect on the demand for PV products and our business and prospects.

The PV market in general competes with conventional power generation as well as other sources of renewable energy as well as conventional power generation. Electricity is generated from a variety of sources, primarily including coal, natural gas, hydro power, nuclear power, oil and wind, and the demand for PV products are affected by the prices of these fossil fuels and other renewable energy resources. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors, including global economic conditions and demand for energy resources, the level of investment by government and private enterprises in exploration and production activities and the degree of success of such activities in increasing the global supply, government regulations and policies concerning the energy sector and political developments in resource-producing countries or regions. Since the second half of 2014, the market prices of oil and natural gas have significantly declined due to, among others, an increase in supply from shale explorations in the United States, as well as continued high level of production in the Middle East and Russia and weak global economic outlook. Such decline in the prices of oil and natural gas could negatively affect the demand for PV products by reducing the cost of generating electricity from these sources and by undermining government and public support for the use of renewable energy sources.

If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could be materially and adversely affected.

Our success depends on our ability to respond to rapid market changes in the PV industry by developing new technologies and offering additional products and services, which expose us to a number of risks and uncertainties.

The PV industry is characterized by rapid changes in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to consistently develop, or obtain access to, more advanced technologies in order for us to respond to competitive market conditions and customer demands. In addition, such advanced technologies typically lead to declining average selling prices for products using older technologies or make our current products less competitive or obsolete. As a result, the profitability of any given product, and our overall profitability, may decrease over time.

In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the PV industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level that we anticipated, and we may not be able to successfully enhance existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.

If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue increasing the market share, as well as our results of operations and profitability, will be materially and adversely affected.

Moreover, many of our competitors are developing next-generation products based on new PV technologies, including advanced thin film technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not increase or may even decline, and our revenue and profitability would be reduced.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology, in particular the type of PV technology that we have adopted, proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to be profitable. In addition, demand for PV products in our targeted markets, including the United States, Japan, the European Union, China and India may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	cost-effectiveness of PV products compared to conventional and other renewable energy sources and products;

•	performance and reliability of PV products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry or other energy resource industries;

•	success of other renewable energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when the overall economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.

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

Distributed solar power generation refers to generating solar energy through small-scale grid-connected PV devices such as rooftop PV installations, which offers a number of advantages over large, centralized solar farms, such as less need for new transmission capacity, scalability and ease of installation. Distributed solar power generation has shown strong growth in certain countries, especially in China, where the Chinese government in 2012 announced policies strongly encouraging distributed solar power generation, and in early 2014 set an annual installation target of 8 GW for 2014. In March 2015, the Chinese government announced an annual solar power generation target of 17.8 GW for 2015, an increase of approximately 20% from the previous announcement in January 2015, but did not stipulate any specific target of either large utility-scale or distributed solar power generation, suggesting the government favoring a more flexible approach than a hard goal in stimulating small-scale PV installations.

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

In response to increasing trade tensions in the international solar market, especially in the United States and the European Union solar markets, we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable anti-dumping duty (“AD”), and countervailing duty (“CVD”), proceedings. However, we cannot guarantee that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for AD and CVD enforcement. We note below major AD and CVD proceedings and other restrictive practices relevant to us in the United States and the European Union:

United States. In October 2011, a trade action was filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) by SolarWorld Americas, Inc., formerly known as SolarWorld Industries America, Inc. until October 2014, accusing Chinese producers of crystalline silicon photovoltaic cells (“CSPV”) of selling their products produced in China into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities.

On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells from Chinese producers had caused material injury to the U.S. CSPV industry. Finally, on December 7, 2012, the USDOC issued AD and CVD orders. Consequently, imports of solar panels from Hanwha Q CELLS Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from Hanwha Q CELLS Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%.

Actual AD and CVD ultimately due are determined by the USDOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the AD and CVD orders upon request, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that Hanwha Q CELLS Qidong be reviewed in both the AD and CVD cases.

In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the AD and CVD reviews of Hanwha Q CELLS Qidong. As a consequence, its AD and CVD rates remained unchanged and the previous AD deposits paid on entries into the United States made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, CVD deposits paid on entries into the United States made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of Hanwha Q CELLS Qidong’s AD entries made during the period from December 1, 2013 to November 30, 2015 or of its CVD entries made during the period from January 1, 2013 to December 31, 2014 was made to the USDOC. Consequently, these entries are to be liquidated at the deposit rates in effect at the time of entry.

On December 31, 2013, SolarWorld Americas, Inc. filed new antidumping cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, and (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the “AD investigation”) and/or that PRC exporters were receiving actionable subsidies (the “CVD investigation”). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including products imported from Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong, to pay AD and/or CVD deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s AD investigation of subject CSPV products from China, the USDOC applied an AD deposit rate of 52.13 % to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s AD investigation of subject CSPV products from Taiwan, the USDOC applied an AD deposit rate of 19.50% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the CVD investigation and final order, the USDOC applied a CVD deposit rate of 38.43% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

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

Because Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong are not subject to the first administrative review, which was initiated on April 7, 2016, their entries made during the respective periods subject to the reviews will be liquidated at the deposit rates in effect at the time of entry. The ultimate liability for entries made during these periods (which is the liability of the importer of record) will be assessed when USDOC issues its automatic liquidation instructions covering the periods in question. These automatic liquidation instructions assessing the importers’ final liability for entries made during these respective periods are expected to be issued by USDOC in the very near future.

European Union. On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit the export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product of China will be responsible for allocating the quota between PV companies, and Hanwha SolarOne has been allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 225.73 MW of modules and 5.22 MW of cells in 2015. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy regulations that were published on December 5, 2013. Finally, wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at Hanwha Q CELLS Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. On May 22, 2015, we received communication from the European Commission regarding the verifications confirming our compliance with the undertaking, as well as some further practical instructions. On June 8, 2015, we provided our responses to those instructions and on October 22, 2015 received follow-up questions on some of our responses. On October 30, 2015, we provided clarifications in response to the follow-up inquiry. As of the date of this annual report, we have not received any further written decision from the European Commission regarding the verifications.

In May 2015, having determined that sufficient prima facie evidence existed for the initiation of an investigation pursuant to the relevant EU regulation, the European Commission initiated an investigation of a number of Chinese manufacturers including us, and conducted an anti-circumvention review to ascertain whether a circumvention of AD and CVD measures imposed by the EU on imports of PV modules and cells from China, Malaysia and Taiwan takes place. If the European Commission establishes that the circumvention of the existing AD and CVD has taken place, AD and CVD duties will be imposed in respect of imports consigned from Malaysia and Taiwan. The review is not targeted specifically against us. However, in order to ensure that no duties are imposed in respect of products produced at our production facilities in Malaysia, on June 17, 2015, we claimed an exemption from any possible countervailing and anti-dumping duties in respect of the products consigned from Malaysia. On February 12, 2016, the EU commission has officially published the outcome of its investigation regarding the possible circumvention of the existing trade defense measures through Malaysia and Taiwan and extended the definitive anti-dumping duty to imports of PV modules and cells from Malaysia and Taiwan, whether declared as originating in Malaysia and in Taiwan or not. While the import duties have generally been imposed on PV modules and cells imported from Malaysia and Taiwan, Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly owned subsidiary in Malaysia, has been explicitly exempted from this regulation as one of five companies from Malaysia.

On December 5, 2015 the European Commission initiated expiry reviews and a partial interim review, with the aim of examining whether the continued imposition of the measures on cells is still in the EU’s interest, of the anti-dumping and the countervailing measures applicable to imports of PV modules and cells from China. The results of these reviews are expected around the end of 2016.

In addition, it is also possible that other AD or CVD or other import restrictive proceedings may be initiated in other jurisdictions. In December 2014, Canada initiated AD and CVD investigations against certain PV modules and laminates originating in or exported from China. In June 2015, Canada made final determination imposing AD and CVD and our PV modules produced in China are subject to anti-dumping duty rate of 154.4% and countervailing duty rate of RMB0.34 per Watt.

We cannot guarantee that in those proceedings involving us, we will get the most favorable AD or CVD rates in comparison with our competitors. In addition, if such proceedings were successfully pursued in jurisdictions where we export the majority of our products, our business, financial condition and results of operations and prospects could be materially and adversely affected. Violations of laws of AD and CVD can result in significant additional duties imposed on exports of our products into these countries, which could increase our costs of accessing future additional markets.

The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.

On January 20, 2014, the Ministry of Commerce of People’s Republic of China (“MOFCOM”) issued a final ruling imposing anti-dumping duties, commencing on the same date, on certain importers of solar grade polysilicon products from the United States and Korea, based on its determination of the dumping margin of the relevant original manufacturer. In addition, on January 20, 2014, MOFCOM issued a final ruling imposing countervailing duties, commencing on the same date, on certain importers of solar grade polysilicon products from the United States, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer.

MOFCOM also commenced anti-dumping and anti-subsidy investigations on certain importers of solar grade polysilicon products from the European Union and, on April 30, 2014, issued a final ruling imposing anti-dumping duties, commencing on May 1, 2014 and ending on April 30, 2016, on certain importers of solar grade polysilicon products from the European Union, based on its determination of the dumping margin of the relevant original manufacturer. In addition, on April 30, 2014, MOFCOM issued a final ruling imposing countervailing duties, commencing on May 1, 2014 and ending on April 30, 2016, on certain importers of solar grade polysilicon products from the European Union, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer. Since polysilicon is one of our major raw materials for the production of PV products in China and we obtain a portion of our polysilicon from sources outside of China, including Korea and European countries, if there is any AD or CVD imposed by MOFCOM on the polysilicon imported into China, whether retroactively or not, our cost of production for solar modules may be adversely affected. In addition, any such AD or CVD imposed on polysilicon could increase the market price of polysilicon, thereby increasing our cost of production and adversely affecting our business and results of operations.

Any competitive advantage arising from our significant manufacturing capacity outside of China can be undermined if our competitors successfully expand their manufacturing facilities outside of China.

We believe one of our competitive strengths is our significant manufacturing capacity outside of China that can effectively address potential risks arising from the current trade disputes between China and the United States or the European Union. However, some of our key competitors, including Trina Solar Limited, JinkoSolar Holding Co., Ltd. and Canadian Solar, Inc., have announced plans to expand their manufacturing facilities outside China as a means to circumvent potentially adverse effects from anti-dumping and countervailing duties imposed on PV products manufactured in China. If these plans are executed successfully, our competitive advantage of having significant manufacturing capacity outside of China that are insulated from potential trade disputes may be undermined.

We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.

During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, Hoku Corporation and Hoku Materials, Inc. have failed to fulfill their delivery obligations under their multi-year framework polysilicon supply agreement entered into on November 19, 2007 and refused to return our prepayment of $49 million. On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. for their failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. On July 2, 2013, Hoku Corporation and Hoku Materials, Inc. both filed for Chapter 7 Bankruptcy. We are monitoring these Chapter 7 bankruptcy proceedings by both to determine whether the respective Chapter 7 trustees are able to successfully administer the estates, recover money and property for liquidation, make distributions on allowed claims and maximize our recovery. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”.

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

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. We made advance payments of $28.2 million to our suppliers as of December 31, 2015. In circumstances where a supplier is in contractual default and we have termination rights that require repayment of its remaining deposit and we have asserted such rights, the advances are reclassified to other current assets in our consolidated balance sheets. Similarly, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. A provision for loss is recognized in operating expenses in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated. In the event that a supplier fails to fulfill its delivery obligation or we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers.

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

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs and improving manufacturing productivity and processes, which requires us to achieve economies of scale by expanding and maintaining our manufacturing capacity. We are currently expanding our PV cell manufacturing capacity in Malaysia and PV module manufacturing capacity in Malaysia and Korea and may decide in the future to further expand our PV cell or PV module manufacturing capacity to meet the demands for our products. However, we may not be able to expand our manufacturing capacity as planned, if we encounter unanticipated difficulties such as any failure to obtain the necessary financing or government approval. Even if we do expand our manufacturing capacity, there may not be sufficient customer demand for our solar power products to support our increased production levels. In that case, the overall utilization rate of our production facility will decline, which would negatively impact our profit.

We have, in the past, halted expansion in response to reduced demand. For example, one of our subsidiaries, Hanwha Q CELLS Technology Co., Ltd. (“Hanwha Q CELLS Technology”), owns approximately 639,785 square meters of land which is currently undeveloped. If such land is identified by competent government agencies as idle land under the applicable PRC laws, Hanwha Q CELLS Technology may be subject to a fine of up to 20% of the land premium of such land or, if the land is determined to be idle for over two years, the relevant government agencies may reclaim the land. As of the date of this annual report, we have not received any official complaint or notice regarding this land from relevant government agencies. In addition, since we have halted expansion, our construction plans have been adversely affected and we may need to negotiate with the construction company to develop a new construction plan. If we are unable to reach a resolution, we may be engaged in legal proceedings to resolve the dispute.

We also continue to explore ways to improve the quality of our PV products including the improvement of conversion efficiency rates of our PV products. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot guarantee that such efforts will improve the efficiency of manufacturing processes or yield improved products that are commercially viable. For example, during the second half of 2015 we began commercial production of multicrystalline PERC cells, which we sell under our “Q.ANTUM” brand and have higher conversion efficiency rates than traditional BSF cells, at our Malaysian facilities. While we succeeded in the commercial production of Q.ANTUM cells at our Malaysian facilities, there is no assurance that we will not suffer from quality or production-related issues.

If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our operating margins. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	our ability to maintain our quality level and keep pace with changes in technology;

•	our ability to source various raw materials on reasonable terms and timely basis;

•	our ability to adjust inventory levels to respond to rapidly changing market demand;

•	our ability to successfully utilize our assets to meet opportunities without incurring excessive costs;

•	delays in obtaining or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention and other resources to other matters.

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

In response to the rapidly evolving PV industry, Q CELLS has expanded into the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, since 2007, while Hanwha SolarOne started to expand into the PV downstream business in 2010. Our current business strategy includes expansion of our PV downstream business, which we believe would diversify our business portfolio. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the PV downstream sector. We cannot guarantee that we will succeed in expanding our PV downstream business.

Our ability to successfully implement our strategy to expand the PV downstream business is subject to various risks and uncertainties, including:

•	our relatively short history in the PV downstream business;

•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;

•	the need to recruit additional skilled employees, including technicians and managers at different levels;

•	the need to grant longer credit terms to our customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with our traditional PV manufacturing and sales business;

•	potential conflict with our downstream customers as a result of our direct competition with them in the PV downstream business; and

•	new risks associated with PV downstream business yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate our PV downstream business and achieve the expected value from expanding into downstream. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects.

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

As a greater portion of our revenues is derived from our PV downstream business, we will be increasingly exposed to the risks associated with this business. Furthermore, our future success depends on our ability to expand our solar power project development pipelines, which are essential in expanding our PV downstream business. The PV downstream business involves various risks and uncertainties. We may be required to invest significant amounts of capital for land and interconnection rights, preliminary engineering, licenses and permits, legal and other expenses before we can determine whether a project is feasible. Developing and completing a particular project face various risks and uncertainties, including the following:

•	difficulties in identifying suitable sites in a timely manner;

•	difficulties in securing and receiving required governmental permits, licenses and approvals, such as land use rights, construction permits and approvals and satisfactory environmental assessments;

•	potential challenges from local residents, environmental organizations, and others who may not support the project;

•	difficulties in obtaining construction financing, including debt, equity and tax credits;

•	difficulties in receiving rights to interconnect to the electric grid;

•	difficulties in paying interconnection and other deposits, some of which may be non-refundable;

•	difficulties in negotiating satisfactory engineering, procurement and construction agreements;

•	unforeseen engineering problems; construction delays; subsurface land conditions; cost over-runs; shortage of labor, equipment and materials supply;

•	disruptions including labor strikes;

•	additional complexities when conducting project development or construction activities in foreign jurisdictions, including operating in accordance with the applicable local laws and customs;

•	difficulties and uncertainties in achieving expected returns or yields when we operate and manage solar projects of our own, including availability or success of securing various investment vehicles that offer lower cost of capital; and

•	force majeure events, including adverse weather conditions and other events out of our control.

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

It may take many months or years before our solar power plant development cycles can mature. As a result, we may be required to invest significant amounts of capital for land and interconnection rights, preliminary engineering, licenses and permits, legal and other expenses in advance of commencing construction, and the receipt of any revenue, much of which may not be recognized for several additional months following contract signing.

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

We currently sell a substantial portion of our PV products and services to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2015 included Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp., Hanwha Corporation, NextEra Energy Resources, LLC, NextEnergy Solar Holding III Limited, Hanwha Q CELLS Korea Corp., Zhongguanghe, Juwi, Inc. and Adani Group. Our five largest customers accounted for an aggregate of 35.3% of our net revenues in 2015. In 2015, our largest customer was Hanwha Q CELLS Japan Co., Ltd., which accounted for 10.7% of our net revenues of that year.

In 2015, the United States, Europe, Korea and Japan accounted for 28.8%, 20.0%, 11.4% and 10.7% of our net revenues, respectively, and were the top four countries or region in terms of percentage contribution to our net revenues. The loss of sales to any one of these customers or countries would have a significant negative impact on our business.

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

We face payment collection difficulties with respect to certain customers. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd. (“Guo Hua”), the owner of a PV project for which we acted as an engineering, procurement and construction (“EPC”) contractor, to pay a total amount of RMB92 million ($14.2 million) including, among others, overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract. On August 5, 2012, Guo Hua filed a counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested to terminate the EPC contract and demanded us to pay a total amount of approximately RMB187 million ($28.9 million) for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million ($12.1 million) plus interests for late payment at the rate of 8.33‰ per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award, and two days later Guangdong Heyuan Court ordered Guo Hua to perform its obligations under the arbitral award. Guo Hua failed to do so. On December 7, 2015, Guangdong Heyuan Court ordered the evaluation and auction of Guo Hua’s assets to enforce the arbitral award. As of the date of this annual report, the evaluation is still on-going. We are also claiming that Guo Hua’s shareholders shall be held jointly liable for a part of the arbitral award. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”. There is no assurance that we will prevail in similar claims against our customers for payment collections and if we fail to succeed in such claims, we may not be able to recover the fees due to us, which may have a material adverse effect on our results of operations.

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

In 2015, our three largest silicon materials suppliers supplied in the aggregate 60% of our total silicon materials purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, Jiangsu Meike Silicon Energy Co., Ltd. and Green Energy Technology Inc. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

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

The principal amount of our total bank borrowings outstanding was $845.2 million as of December 31, 2015 of which $255.6 million were short-term bank borrowings and $160.4 million were the current portion of long-term bank borrowings. In addition, we had $100.0 million in long-term notes and MYR 850 million ($198 million, translated at the rate of 0.2330 U.S. dollar per one Malaysian Ringgit) in principal amount of long-term loan from the Malaysian government with a book value of $125.0 million as of December 31, 2015. We may also incur additional indebtedness. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt;

•	triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in cross-default causing all or a substantial portion of our debt to become immediately due and payable and other penalties;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes; and

•	potentially increasing the cost of any additional financing.

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

We typically require a significant amount of capital to fund our operations. We expect that our capital expenditures in 2016 would amount to approximately $180 million, which will be primarily used to fund expansion of our production facilities in Korea and on-going capital equipment upgrades in Malaysia and China. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. While we plan to fund our future capital and investment requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary, we cannot guarantee that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

We provide long-term warranties for our PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. From January 1, 2012, the standard warranty of Hanwha SolarOne provided a 12-year warranty against technical defects, and a 25-year linear warranty, which guaranteed: (i) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, (ii) an annual output degradation of no more than 0.7% thereafter, and (iii) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

Since January 2015, we have offered our products with two sub-brands. For our products with Hanwha SolarOne brand, we provide its material and workmanship warranty for PV modules to 12 years. Under the 25-year linear warranty, we guarantee no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. For our products with Q CELLS brand, we provide material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, we guarantee no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue. For the remaining population, we accrue warranty costs for Q CELLS brand based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production) and warranty costs for Hanwha SolarOne brand against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for Hanwha SolarOne brand’s 10-year or 20 to 25-year warranties for decline from initial power generation capacity.

We incurred $16.3 million in warranty costs in 2015 and our accrued warranty costs totaled $61.0 million as of December 31, 2015.

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

For example, on September 30, 2014, a European customer initiated arbitration proceedings against Hanwha Q CELLS Qidong, one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from Hanwha Q CELLS Qidong between 2009 and 2011 were defective, claiming total damages of approximately $240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, Hanwha Q CELLS Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, Hanwha Q CELLS Qidong filed its statement of defense, and through much of the first half of 2015 the European customer and Hanwha Q CELLS Qidong exchanged document requests and produced documents to each other. On September 30, 2015, the parties agreed to enter into settlement discussions and implement a temporary “standstill” of all proceedings in the arbitration. The merits hearing, which had been scheduled for May 2016, was also adjourned. As of the date of this annual report, the parties’ “standstill” remains in place. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”.

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

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of the date of this annual report, we had been granted 79 patents and utility models and 27 patent applications pending in China, 38 patents and 72 patent applications pending in Germany and 40 patents and 41 patent applications pending in other countries.

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

Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional time and expenses to recruit, retain and integrate new directors and officers, particularly those with a significant PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In particular, Seong Woo Nam, Chairman and Chief Executive Officer, Jung Pyo Seo, Director and Chief Financial Officer and Dong Kwan Kim, Director and Chief Commercial Officer have been crucial to the development of our strategic direction. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of the executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these directors and executive officers reside and hold some of their assets. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

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

The United States Securities and Exchange Commission (“SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that the internal control over financial reporting of Hanwha Q CELLS Co., Ltd. as of December 31, 2015 was effective. However, we cannot guarantee that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We operate our primary manufacturing facilities in China, Malaysia and Korea, while we have our executive headquarters in Korea which relocated from China and have significant research and development operations in Germany. We sell our PV products and engage in PV downstream business internationally in all major markets, including the United States, Japan, the European Union, China and India. Our significant international operations, including the production, marketing, distribution and sale of our PV products and services in many different countries expose us to a number of risks, including:

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

Our consolidated financial statements are presented in U.S. dollars and have been prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which were translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen, Korean Won and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi and Malaysian Ringgit. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies, which include our long-term loan from the Malaysian government denominated in Malaysian Ringgit. In recent years, the exchange rates among Renminbi, the U.S. dollars, Japanese Yen, Korean Won and Euro have fluctuated significantly and we cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

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

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Hanwha Q CELLS Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE”). However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by Hanwha Q CELLS Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if Hanwha Q CELLS Qidong borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Hanwha Q CELLS Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of Hanwha Q CELLS Qidong to obtain foreign exchange through debt or equity financing.

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

Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. In 2009, there were outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including China. In the past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. Any future outbreak of severe acute respiratory syndrome, avian flu, swine flu, or other similar adverse public developments in China may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. For instance, in 2015, there occurred an outbreak of Middle East respiratory syndrome in Korea which claimed 38 lives as of December 31, 2015 and adversely affected the country’s economic activity of the year.

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

On January 14, 2014, the Ministry of Human Resources and Social Security of the PRC promulgated an interim provision which provides, among other things, that an employer can hire temporary employees only for temporary, auxiliary and replaceable jobs, the total number of which is not to exceed 10% of the total workforce. If the number of temporary employees exceeds 10% of the total workforce, the employer may not hire any new temporary employees until such percentage is reduced to 10% or below. Our number of temporary employees in China is currently well below 10% of our total workforce. We are monitoring our workforce in China to continue complying with the requirements of this provision while ensuring to retain the number of temporary employees as required to be competitive with other manufacturers.

Special Risks Related to Our Chinese Operations

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax (the “EIT”), which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. The EIT also provided a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises transitioned to the uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the EIT, continued to be enjoyed until the end of the holiday. Hanwha Q CELLS Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. On October 31, 2014, Hanwha Q CELLS Qidong has obtained a certificate, for the renewal of its status as a “high and new technology enterprise” by the PRC government. If Hanwha Q CELLS Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.

Any reduction or elimination of the preferential tax treatments currently enjoyed by us may significantly increase our income tax expense and materially reduce our net income, which could have a material adverse effect on our financial condition and results of operations.

We face uncertainty with respect to the implementation of the PV Manufacturing Industry Qualification Standards in China.

On July 4, 2013, the China’s State Council issued the Several Opinions on Promoting the Healthy Development of the PV Industry, regulating the PV industry in China. In addition, on September 16, 2013, the Ministry of Industry and Information Technology of the PRC (“MIIT”) issued the PV Manufacturing Industry Qualification Standards, which became effective as of October 16, 2013. The MIIT standards outline certain requirements for PV manufacturers in China, aiming to reduce the overcapacity of production and promote the healthy development of the industry. For example, the MIIT standards provide detailed requirements for product quality and energy consumption and require that PV manufacturers invest no less than 3% of their annual total sales, and at least a minimum of RMB10 million ($1.5 million), in their research and development activities and technology upgrades each year. New manufactures which fail to comply with the relevant requirements under the MIIT standards will not be approved for investment. Existing manufacturers which fail to comply with the relevant requirements will not be entitled to enjoy certain government preferential policies, such as the export tax rebate and domestic financial subsidies.

On October 11, 2013, the MIIT issued the Tentative Measures for Management of the Qualification Publication of the PV Manufacturing Industry. Under the tentative measures, a PV manufacturer meeting the industry qualification standards required by the MIIT may apply for pre-review of its qualification status by the provincial counterpart of the MIIT, which, upon completion of its pre-review, will submit the application to the MIIT for final review and certification. Upon the certification by the MIIT, the PV manufacturer will be published as a “Qualified PV Manufacturing Enterprise” periodically. A qualified PV manufacturing enterprise can also be disqualified and delisted from qualification publication by the MIIT in the event that the enterprise no longer complies with the MIIT standards. On December 30, 2013, Hanwha Q CELLS Qidong was certified by the MIIT as a “Qualified PV Manufacturing Enterprise”.

Limitations on the ability of our Chinese operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct substantially all of our business in China through our Chinese operating subsidiary, Hanwha Q CELLS Qidong, which is a limited liability company established in China. The payment of dividends, if any, by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Hanwha Q CELLS Qidong is also required to set aside at least 10% of its annual after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Hanwha Q CELLS Qidong is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Hanwha Q CELLS Qidong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in July 2014, (the “SAFE notice”), requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of investing and financing by PRC residents with their legitimate holdings of the assets or equity interest in PRC companies, or their legitimate holdings of overseas assets or equity interest. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer or replacement of shares, merger or division. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and proceeds to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under the Regulations of the PRC on Foreign Exchange Control (effective as of August 5, 2008). Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in April 2014, (the “NDRC Rule”), requiring overseas investment projects made by PRC entities to be approved or filed for record by NDRC. The NDRC Rule also sets out the approval or record-filing procedures for overseas investment projects of PRC individuals. However, uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment remain, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of an NDRC approval. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

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

Ernst & Young Hua Ming LLP, our independent registered public accounting firm that issued the audit report for the year ended December 31, 2015 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because Ernst & Young Hua Ming LLP is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, it, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”), and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms in China, including Ernst & Young Hua Ming LLP, our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the initial administrative law decision to the SEC in February 2014.

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

If the SEC imposes penalties such as suspension on our independent registered public accounting firm as a result of its violation of the procedures agreed in the settlement with the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended. Such a determination could ultimately lead to our delisting from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our Acquisition of Q CELLS

We may not realize the anticipated benefits of our acquisition of Q CELLS or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating Hanwha SolarOne’s and Q CELLS’ businesses.

Our ability to realize the anticipated benefits of our acquisition of Q CELLS, including, among other things, cost savings and operating efficiencies, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, will depend, to a large extent, on our ability to integrate the businesses of Hanwha SolarOne and Q CELLS. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to continue devoting significant management attention and resources to integrating the business practices and operations of Hanwha SolarOne and Q CELLS. Our continuing integration process may disrupt the businesses and, if implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of our acquisition of Q CELLS. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of our acquisition of Q CELLS could cause an interruption of, or a loss of momentum in, the activities of the combined business and could adversely affect our results of operations.

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

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of the businesses of Hanwha SolarOne and Q CELLS are integrated successfully, we may not realize the full benefits of the acquisition, including cost savings or growth opportunities that we expect within the anticipated time frame, or at all. Furthermore, additional unanticipated costs may be incurred as we continue to integrate the businesses of Hanwha SolarOne and Q CELLS. All of these factors could negatively impact our results of operations, decrease or delay the expected benefit of the acquisition, and negatively impact the market price of the ADS. As a result, we cannot guarantee that the combination of the Hanwha SolarOne and Q CELLS businesses will result in the realization of the full benefits anticipated from the acquisition.

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

For example, in July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. In October 2015, we obtained an arbitral award in the amount of EUR 45.9 million regarding this arbitration proceeding. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”.

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

In March 2015, as part of our strategy to reduce manufacturing cost, Q CELLS ceased the commercial production of PV cells and modules at its manufacturing facilities in Thalheim, Germany, which had annual production capacities of 230 MW of PV cells and 130 MW of PV modules as of December 31, 2014. We relocated 170 MW of PV cell production facilities from Germany to Malaysia in the second quarter of 2015, while 60 MW of PV cell production facilities remain in Germany for research and development purposes. The transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period, and we may not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of our manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to our customers, increased costs and reduced revenues. In addition, there can be no assurances that the relocation of manufacturing facilities will generate the level of cost savings that Q CELLS has estimated going forward.

In connection with the relocation of our manufacturing facilities, we have restructured our workforce in Germany. The production transfer to other sites and the corresponding restructuring has led to a reduction of the workforce in Germany by approximately 550 positions. We continue to maintain approximately 450 jobs in Germany. In February 2015, we have reached an agreement with the works council representing the employees in Germany on the terms and conditions of the restructuring program. In 2015, we incurred approximately $22.0 million of restructuring cost, including termination payments, in connection with the restructuring. In connection with the restructuring of our workforce, we may be subject to disputes with our former employees and the related cost could have a material adverse effect on our business and results of operations.

Risks Related to Our Ordinary Shares and ADSs

The market price of the ADSs may be volatile.

The market price of the ADSs has exhibited, and may continue to exhibit, significant volatility. For the period from December 20, 2006 to April 21, 2016, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of $7.70 per ADS to a high of $401.90 per ADS, and for the period from January 1, 2015 to April 21, 2016, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of $7.70 per ADS to a high of $28.87 per ADS, as adjusted retrospectively for all periods presented to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares effective as of June 15, 2015.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding legal proceedings, including patent litigation, or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	changes in international trade policies and international barriers to trade;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	have a compensation committee or a nominations committee consisting entirely of independent directors;

•	have director nominees be selected, or recommended for the board’s selection, either by independent directors or a nominations committee consisting entirely of independent directors;

•	obtain shareholder approval prior to the issuance of securities when the issuance will result in a change of control of us; or

•	obtain shareholder approval prior to the issuance of securities involving the sale or issuance of 20% or more of our ordinary shares for less than the greater of book or market value of the shares.

We intend to rely on these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

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

If we are a PFIC for any taxable year during which a U.S. investor holds the ADSs or ordinary shares, such U.S. investor will generally be subject to materially adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions as well as increased tax reporting obligations. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

Hanwha SolarOne

Hanwha SolarOne commenced operations through Hanwha Q CELLS Qidong, formerly known as Hanwha SolarOne (Qidong) Co., Ltd., in August 2004. In anticipation of its initial public offering, Hanwha SolarOne, formerly known as Solarfun Power Holdings Co., Ltd. until December 20, 2010, was incorporated in the Cayman Islands on May 12, 2006 as the listing vehicle. In December 2006, Hanwha SolarOne conducted its initial public offering and the ADSs were listed on the Nasdaq Global Market under the symbol “SOLF.”

In September 2010, through a series of transactions with Hanwha SolarOne and its former shareholders, Hanwha Solar became Hanwha SolarOne’s largest shareholder. Hanwha SolarOne changed its name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and its ticker from “SOLF” to “HSOL” on February 15, 2011. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemicals, solar energy, construction, automotive and electronic materials and products.

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

The transaction is accounted for as a reverse acquisition under the acquisition method of accounting, in accordance with ASC 805, “Business Combinations”. Q CELLS is determined as the accounting acquirer. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the transaction only reflect the historical consolidated financial statements of Q CELLS.

Our principal executive offices are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Our telephone number at this address is +82 (0)2 729-2930 and our fax number is +82 (0)2 729-1372. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.hanwha-qcells.com. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Overview

We are a global, leading solar energy company involved in manufacturing of solar cells and modules and PV downstream development and management. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China, Malaysia and Korea using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We supply our solar products across the world to over 500 customers, mainly in the United States, Japan, Germany, the United Kingdom, China, India, Turkey and Korea.

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

As of December 31, 2015, we had annual nameplate capacities of 3.7 GW for PV cells and 4.3 GW for PV modules. We have continuously improved process technology and product quality since we commenced our commercial production in 2005. Our Q.ANTUM multicrystalline (a product line utilizing passivated emitter rear contact technology) and traditional BSF multicrystalline PV cells achieved average conversion efficiency rates of 19.2% and 18.3%, respectively, each based on the commercially produced PV cells in December 2015.

Our net revenues in 2015 amounted to $1,800.8 million, among which $666.6 million, or 37.0%, was derived from sales to related parties. We recorded net income of $43.8 million in 2015 and had accumulated deficit of $20.2 million, long-term borrowings and long-term notes (including the current position) of $814.6 million and short-term bank borrowings of $255.6 million as of December 31, 2015. In 2013 and 2014, Q CELLS’ net revenues were $530.1 million and $773.1 million, respectively. Q CELLS recorded net loss of $48.0 million in 2013 and net income of $3.0 million in 2014, respectively.

Our Products and Services

Our principal products include PV cells, PV modules, silicon ingots and silicon wafers. Substantially all of the ingots, wafers and PV cells we produce are used for our own PV module production. We also engage in PV downstream business by developing solar power projects and providing engineering, procurement and construction services and operation and management services.

The following tables set forth Q CELLS’ and our net revenues from principal products and services and related percentage data for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Q CELLS		Q CELLS		Hanwha Q CELLS(1)
	Net Revenues ($)	% of Net Revenues	Net Revenues ($)	% of Net Revenues	Net Revenues ($)	% of Net Revenues
	(In millions, except percentages)
PV Module	464.5	87.6%	695.2	89.9%	1,575.0	87.5%
Module Processing Service	—	—	—	—	18.1	1.0%
Other PV Products:
PV Cells	64.2	12.1%	19.4	2.5%	11.6	0.6%
Ingots and Wafers	—	—	—	—	14.4	0.8%
PV Downstream Business	—	—	57.5	7.4%	177.8	9.9%
Others(2)	1.5	0.3%	1.0	0.1%	3.9	0.2%
Total Net Revenues	530.1	100%	773.1	100%	1,800.8	100%

(1)	Our revenues in 2015 include Q CELLS’ revenues from January 1 through February 5, 2015 and our consolidated revenues from February 6 through December 31, 2015.
(2)	Includes sales of scrap and packaging materials.

PV Products

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 250 W to 340 W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand of such power class. The majority of the PV modules we currently offer to our customers range in power between 260 W and 340 W.

The following table sets forth the types of PV modules we currently manufacture with the specifications indicated:

PV Module Manufactured with:	Manufacturing Facility(1)	Dimensions (mm)	Weight (Kg)	Power (W)
BSF Multicrystalline Cell	China	1636 x 988 x 32	18.5±0.5	250 – 265
Q.ANTUM Multicrystalline Cell	China	1670 x 1000 x 32	18.8	270 – 280
BSF Multicrystalline Cell	China	1670 x 1000 x 32	18.8	255 – 270
BSF Multicrystalline Cell	China	1670 x 1000 x 32	18.5±0.5	255 – 275
BSF Multicrystalline Cell	China	1972 x 992 x 40	23±0.5	295 – 320
Q.ANTUM Multicrystalline Cell	Korea(2)/Malaysia(3)	1670 x 1000 x 32	18.8	270 – 280
Q.ANTUM Multicrystalline Cell	Korea/Malaysia	1944 x 1000 x 35	24	320 – 340
BSF Multicrystalline Cell	Korea	1670 x 1000 x 32	18.8	255 – 270
BSF Multicrystalline Cell	Korea	1670 x 1000 x 40	20	260 – 265

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 130 MW of PV modules.
(2)	In 2015, we installed 500 MW of PV module manufacturing capacities in Korea, which we expect to be further expanded to total annual production capacities of 1.4 GW during the first half of 2016.
(3)	We completed construction of PV module manufacturing facilities in Malaysia with annual production capacities of 1.5 GW in the fourth quarter of 2015.

Almost all of the PV modules that we sell are produced from the PV cells manufactured by us. In 2015 we had third-party module processing service providers that produce a portion of our PV modules using PV cells manufactured by us. The majority of contracts with such service providers expired in December 2015, and the remaining contracts are scheduled to expire by June 2016.

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

PV Cell Type	Manufacturing Facility(1)	Dimensions (mm x mm)	Conversion Efficiency Rate (in 2015) (%)	Thickness (m)	Maximum Power per Cell (W)
Multicrystalline Silicon Q.ANTUM Cell	Malaysia/Korea	156 x 156	18.0 - 19.6	180 – 220	4.77

Multicrystalline Silicon Cell	Malaysia(1)	156 x 156	17.0 - 18.6	180 – 220	4.53

Multicrystalline Silicon Cell	China	156 x 156	17.0 - 18.6	180 – 220	4.53

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells. We relocated 170 MW of PV cell production facilities from Germany to Malaysia in the second quarter of 2015, while 60 MW of PV cell production facilities remain in Germany for research and development purposes. In connection with the relocation of our German facilities, we ceased production of our monocrystalline PV cells.

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs. We introduced solar modules with anti-potential induced degradation (“PID”) features in or before 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. PID is a phenomenon which occurs when ions are driven between the semiconductor material and other elements of the module (e.g., glass, mount and frame), causing the module’s power output capacity to degrade faster than the standard impairment rate. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, at its German facilities and started marketing them under its “Q.ANTUM” brand.

We also manufacture silicon ingots and wafers through Hanwha Q CELLS Technology, our wholly-owned subsidiary that commenced operations in October 2007. As of December 31, 2015, we had annual production capacities of 1.4 GW for ingots and 900 MW for silicon wafers. The silicon ingots and wafers manufactured by Hanwha Q CELLS Technology are generally used for manufacturing our own PV cells.

PV Downstream Business

In response to the rapidly evolving conditions in the PV industry, Q CELLS and Hanwha SolarOne have expanded into the PV downstream business since 2007 and 2010, respectively. Our current PV downstream business includes developing solar power projects and providing engineering, procurement and construction services and operation and management services. We develop and build solar power projects incorporating our or third party PV modules to sell them to third-party purchasers upon completion, and, for certain projects, provide operation and management services including inspections, repair and replacement of plant equipment, site management and administrative support services. Our business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our profit margin. We also work jointly with certain member companies of the Hanwha Group, including Hanwha Q CELLS USA Corp., Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS Korea Corp., Hanwha Engineering & Construction Corp., Hanwha Life Insurance Co., Ltd. and Hanwha Energy Corporation, to utilize their experiences and resources in project development, engineering, procurement and construction services and project financing.

In 2015, we generated $177.8 million of net revenues from our PV downstream business. In 2015, we completed 6 projects with an aggregate capacity of 66 MW and we were awarded for two pure engineering, procurement and construction (“EPC”) contracts with an aggregate capacity of 14 MW. The following table sets forth projects completed in 2015 and our project pipeline (not including the pipeline of our non-consolidated affiliates) as of March 2016:

Region	Completed and Under- Construction Projects in 2015	Project Pipeline as of March, 2016 (Early and Mid Stages)	Project Pipeline as of March, 2016 (Late Stage(1))
China	3 MW	48 MW	0 MW
Europe, the Middle East, Africa and Latin America	77(2) MW	742 MW	156 MW
Total	80 MW	790 MW	156 MW

(1)	Late stage projects mean projects that have obtained all major regulatory approvals with project site contractually secured and have a power purchase agreement signed or in its final negotiation stage, which are expected to commence construction within 12 months.
(2)	Includes pure EPC contract awards for an aggregate capacity of 14 MW that were either completed or under construction in 2015. A part of the revenue from these contracts will be recognized in 2016.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We believe it is important to secure a stable supply of raw materials, while not being overly dependent on a limited number of supply sources. The aggregate purchase amount attributable to our three largest silicon materials suppliers in 2015 was 60% of our total silicon material purchases. We seek to maintain multiple supply sources of raw materials to the extent practicable and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required for additional supplies when needed. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies in a timely manner on the other. We had $110.8 million of raw materials in inventory as of December 31, 2015.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. We currently use 6-inch wafers in our production. We produce a portion of our silicon wafer supplies internally through Hanwha Q CELLS Technology. In 2015, silicon wafers produced internally accounted for approximately 32% of our total silicon wafer supplies. We purchase some of these supplies through the trading department of Hanwha Corporation. We procure the remainder of our silicon wafer supplies from third-party suppliers either on a purchase order basis or under multi-year supply agreements. Our multi-year supply agreements have terms ranging from one to seven years and generally provide for adjustments to purchase price to reflect changes in market conditions or through mutual agreement. We may also procure a small portion of silicon wafer supplies through spot market purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, Jiangsu Meike Silicon Energy Co., Ltd. and Green Energy Technology Inc.

The key raw material for our internal production of silicon ingots and wafers is polysilicon. Currently, our principal polysilicon suppliers include Wacker Chemie AG and Hanwha Chemical.

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

Production and Project Development

Production Facilities

We manufacture PV cells and PV modules through Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly owned subsidiary in Malaysia, with facilities occupying a gross floor area of 255,000 square meters in Cyberjaya, Malaysia, and through Hanwha Q CELLS Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 173,220 square meters in Qidong, Jiangsu Province, China. As of December 31, 2015, we had annual production capacities of 4.3 GW for PV modules, 3.7 GW for PV cells, 1.4 GW for silicon ingots and 900 MW for silicon wafers. In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We relocated 170 MW of PV cell production facilities from Germany to Malaysia in the second quarter of 2015, while 60 MW of PV cell production facilities remain in Germany for research and development purposes. We completed construction of PV module manufacturing facilities in Malaysia with annual production capacities of 1.5 GW in the fourth quarter of 2015. We also expect to complete construction of PV module manufacturing facilities in Korea with the total annual production capacities of 1.4 GW in the first half of 2016.

We manufacture our silicon ingots and wafers through Hanwha Q CELLS Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 104,479 square meters in Lianyungang, Jiangsu Province, China. As of December 31, 2015, Hanwha Q CELLS Technology had annual production capacities of 1.4 GW for silicon ingots and 900 MW for silicon wafers. We produce multicrystalline silicon wafers with a dimension of 156 mm x 156 mm and a thickness of 180 microns.

The table below sets forth our PV product manufacturing nameplate capacity at our manufacturing facilities as of December 31, 2015:

Products	Facilities locations	Rated manufacturing capacity per annum as of December 31, 2015 (in MW)
PV Cell	Cyberjaya, Malaysia	1,600

	Qidong, China	2,100

PV Module	Cyberjaya, Malaysia	1,500

	Eumseong, Korea	500

	Qidong, China	2,300

Silicon Wafers	Lianyungang, China	900

Silicon Ingots	Lianyungang, China	1,400

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications that we currently maintain include ISO 9001:2008 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2004 environmental management system certification, ISO 50001: 2011 energy management systems, OHSAS 18001:2007 occupational health and safety management system certification and the IEC certification for our PV modules and the UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc. and Canadian Standard Association, independent product-safety testing and certification organizations in the United States and Canada, which enables us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency. We obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which enables us to sell our products to customers in Korea. We obtained MCS certificate which enables us to sell products to the United Kingdom and Clean Energy Council listing for Australia market. We also obtained JPEC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA for Test Data Acceptable Program, which means that our lab is qualified to conduct IEC and UL1703 testing by ourselves and reflects our lab’s capabilities and management.

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

Depending on the market opportunity or geographic location, we may commence project development from the initial stage or acquire projects in various stages of development in order to complete the development process and sell the system to a long-term project owner. Generally, in the past, we have not operated solar power projects as the owner, except on a temporary basis. In certain cases, we also provide engineering, procurement and construction services to project developers to construct a PV power plant incorporating our modules and/or provide operation and management services to the PV power plant. We may also collaborate with local partners in connection with these project development activities.

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

Capital Expenditures and Investment

As of December 31, 2015, we had annual production capacities of 4.3 GW for PV modules, 3.7 GW for PV cells, 1.4 GW for silicon ingots and 900 MW for silicon wafers. In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We relocated 170 MW of PV cell production facilities from Germany to Malaysia in the second quarter of 2015, while 60 MW of PV cell production facilities remain in Germany for research and development purposes. We completed construction of PV module manufacturing facilities in Malaysia with annual production capacities of 1.5 GW in the fourth quarter of 2015. We also expect to complete construction of PV module manufacturing facilities in Korea with the total annual production capacities of 1.4 GW in the first half of 2016.

We made capital expenditures of $200.0 million in 2015 which were used primarily to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. We expect our capital expenditures would amount to approximately $180 million in 2016, which will be primarily used to fund expansion of our production facilities in Korea and on-going capital equipment upgrades in Malaysia and China. We plan to fund our capital expenditure and investment requirements with cash from operations, bank borrowings and other forms of financing, such as securities offerings, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

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

Customers that accounted for a significant portion of our total net revenues in 2015 included Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp., Hanwha Corporation, NextEra Energy Resources, LLC, NextEnergy Solar Holding III Limited, Hanwha Q CELLS Korea Corp., Zhongguanghe, Juwi, Inc. and Adani Group. Our five largest customers accounted for an aggregate of 35.3% of our net revenues in 2015. In 2015, our largest customer was Hanwha Q CELLS Japan Co., Ltd., which accounted for 10.7% of our net revenues of that year. Most of our sales to large customers are made on a purchase order basis.

In April 2015, we entered into a solar module supply agreement with NextEra Energy Resources, LLC, a subsidiary of NextEra Energy, Inc., under which Hanwha Q CELLS America Inc., one of our wholly-owned subsidiaries, agreed to provide 1.54 GW of solar modules to NextEra Energy Resources and its affiliates for an aggregate purchase price of $896.9 million (excluding delivery charges) between the fourth quarter of 2015 and the fourth quarter of 2016 to help power its continued solar expansion in the United States.

In July 2015, we signed a supply agreement to provide 70 MW of solar modules to Ramnad Solar Power, a subsidiary of Adani Group of India. The modules will be installed in Tamil Nadu province, India.

In July 2015, we entered into a solar module supply agreement with Sunrun, the largest dedicated residential solar company in the United States. Under this agreement, as amended in December 2015, Hanwha Q CELLS America Inc., one of our wholly-owned subsidiaries, will provide Sunrun with up to 135 MW of solar modules in 2016.

Also in July 2015, we signed a solar module supply agreement and a joint venture agreement with Renew Power Ventures Pvt. Ltd. (“ReNew Power”). We agreed to provide 148.8 MW of solar modules to ReNew Power, with deliveries beginning in August of 2015 and scheduled for completion during 2016. Under the joint venture agreement, ReNew Power invited us to invest up to 49% of equity ownership in two solar energy projects totaling 148.8 MW which we will partner with ReNew Power to develop, build and operate. The solar projects are located in the Medak and Mehbub Nagar districts in the State of Telangana, India, with commissioning expected in June 2016.

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

The following table sets forth Q CELLS’ and our net revenues by geographic region based on the location of the customers, and the percentage contribution of each of these regions to the net revenues, for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Q CELLS		Q CELLS		Hanwha Q CELLS(1)
	Net	% of Net	Net	% of Net	Net	% of Net
Region	Revenues ($)	Revenues	Revenues ($)	Revenues	Revenues ($)	Revenues
	(In millions, except percentages)
United States	12.6	2.4%	59.3	7.7%	519.4	28.8%
Europe	195.8	36.9%	291.8	37.7%	360.8	20.0%
Korea	36.3	6.8%	327.7	42.4%	204.6	11.4%
Japan	215.2	40.6%	55.4	7.2%	192.5	10.7%
PRC	15.1	2.8%	3.9	0.5%	140.9	7.8%
India	9.1	1.7%	3.7	0.5%	128.2	7.1%
Turkey	—	—	0.3	0.0%	120.3	6.7%
Others	46.0	8.7%	31.0	4.0%	134.1	7.4%
Total	530.1	100.0%	773.1	100.0%	1,800.8	100.0%

(1)	Our revenues in 2015 include Q CELLS’ revenues from January 1 through February 5, 2015 and our consolidated revenues from February 6 through December 31, 2015.

In 2015, we shipped out products to over 500 customers. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth. In order to realize synergies from the combination of Hanwha SolarOne and Q CELLS, we have implemented a coordinated sales and distribution operations, capitalizing on the diverse geographic footprint of each entity’s marketing network.

Warranty

We provide long-term warranties for our PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. From January 1, 2012, the standard warranty of Hanwha SolarOne provided a 12-year warranty against technical defects, and a 25-year linear warranty, which guaranteed: (i) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, (ii) an annual output degradation of no more than 0.7% thereafter, and (iii) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

Since January 2015, we have offered our products with two sub-brands. For our products with Hanwha SolarOne brand, we provide its material and workmanship warranty for PV modules to 12 years. Under the 25-year linear warranty, we guarantee no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. For our products with Q CELLS brand, we provide material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, we guarantee no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue. For the remaining population, we accrue warranty costs for Q CELLS brand based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production) and warranty costs for Hanwha SolarOne brand against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for Hanwha SolarOne brand’s 10-year or 20 to 25-year warranties for decline from initial power generation capacity. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

We incurred $16.3 million in warranty costs in 2015 and our accrued warranty costs totaled $61.0 million as of December 31, 2015.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Through the acquisition of Q CELLS in February 2015, we plan to leverage Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 205 highly trained researchers as of December 31, 2015. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Our research and development expenses were $48.3 million in 2015.

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we had been granted 79 patents and utility models and 27 patent applications pending in China, 38 patents and 72 patent applications pending in Germany and 40 patents and 41 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells. We are the owner of “SolarOne” and “Q CELLS” trademarks and have registered them in major markets where we sell our PV products. We also registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

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

We face competition from a number of global PV companies, including Trina Solar Limited, JinkoSolar Holding Co., Ltd., Canadian Solar Inc., JA Solar Holdings Co., Ltd., First Solar, Inc. and SunPower Corporation. In the upstream and midstream markets, we compete primarily on the basis of the conversion efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. In the downstream markets, we compete primarily on the basis of the financing capabilities, sales and marketing network, knowledge and understanding of local regulatory requirements and track records and reputation in the relevant local market. Some of our competitors may have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and produce upstream silicon and silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon and silicon wafers.

Moreover, many of our competitors are developing next-generation products based on new PV technologies, including advanced thin film technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. Through our research collaborations, we are also seeking to develop new technologies and products. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.

We, like other solar energy companies, also face competition from conventional and other renewable energy industries, such as the petroleum, natural gas and coal industries. The production cost per watt of solar energy is generally higher than other types of energy absent of various forms of governmental incentives and policy supports. As a result, we cannot guarantee that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.

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

In April 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications (the “Guidelines”). These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of PV components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of PV components onto building rooftops and wall surfaces. Under the Guidelines, the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly provide subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline PV products, more than 14% conversion efficiency for multicrystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of building with PV and increment cost of projects.

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

In August 2011, the NDRC released a directive which sets forth a uniform national total feed-in tariffs of RMB0.9-1.0/kWh to utility scale power producers and RMB1.1-1.2/kWh to distributed generation power producers. The law also encourages the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.

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

In July 2012, the Notice of Circulating Twelfth Five-Year Plan on the PV Industry was issued by the National Energy Administration which states that priority shall be given to developing locally generated solar energy power.

In September 2012, the Notice of Applications for Establishing Model Zones Utilizing Local Solar Energy Generated Power by Scale was issued by the National Energy Administration, consisting of a nationwide plan to promote locally generated solar energy power.

In July 2013, the Circular of the Ministry of Finance promulgated the Relevant Issues concerning Implementation of the Policy to Grant Subsidies to Distributed PV Power Generation Based on Electricity Amount, with the purpose of providing standardization and procedure for subsidy payments for distributed PV power generation.

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

In November 2013, the Ministry of Finance promulgated the Circular regarding Exemption of Governmental Funds on Distributed PV Power Generation Unit’s Self-generated Electricity for Self-use, which exempts several kinds of governmental funds for the self-generated electricity for self-use from Distributed PV Power Generation.

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

In April 2015, the PRC Ministry of Finance promulgated the Interim Measures of Administration of Special Funds for Renewable Energy Development (the “Interim Measures”), to strengthen the management of special fund for renewable energy development in China. Under these Interim Measures, the special fund for renewable energy development will be provided in accordance with project’s tasks and characteristics and may take by the form of incentives, subsidies or interest discounts, etc.

In June 2015, the National Energy Administration, the PRC Ministry of Industry and Information Technology and the PRC Certification and Accreditation Administration jointly issued the Opinion on Promoting the Application of Advanced PV Products and Industry Upgrading, which requires higher technical standards for PV products, including (1) at least 15.5% and 16% PV conversion efficiency for polycrystalline silicon and monocrystalline silicon cell modules, (2) at least 28% PV conversion efficiency for high concentration PV products, and (3) at least 8%, 11%, 11% and 10% PV conversion efficiency for silicon-based, copper indium gallium selenide solar cells (“CIGS”), cadmium telluride (“CdTe”) and other types of thin-film cell modules, respectively. In addition, the attenuation rate of polycrystalline silicon, monocrystalline silicon and thin-film cell modules must not be higher than 2.5%, 3% and 5% respectively in the first year, thereafter not higher than 0.7% per year, and ending with 20% at most during the whole project life cycle. The attenuation rate of high concentration PV modules must not be higher than 2% in the first year, thereafter not higher than 0.5% per year, and ending with 10% at most during the whole project life cycle.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of April 10, 2015) (the “Guidance Catalogue”). Under the Guidance Catalogue, manufacturing of solar batteries, manufacturing of equipment specially for producing solar cells, manufacturing of equipment of PV power generation, and construction and operation of solar power stations fall into the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as Hanwha Q CELLS Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulation of the State Council, gradually became subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Hanwha Q CELLS Qidong, continued to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expired. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Hanwha Q CELLS Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. On October 31, 2014, Hanwha Q CELLS Qidong obtained a certificate for the renewal of its status as a “high and new technology enterprise” by the PRC government. In addition, Hanwha Q CELLS Qidong was required to perform annual self-assessment of compliance as a “high and new technology enterprise.” If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

From 2005 until the end of 2009, Hanwha Q CELLS Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Hanwha Q CELLS Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Q Hanwha CELLS Qidong resulting from our contribution to Hanwha Q CELLS Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and was entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, Hanwha Q CELLS Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.

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

Tax incentive programs exist in the United States at both the federal and state level and can take the form of investment and production tax credits, accelerated depreciation and sales and property tax exemptions and abatements. At the federal level, investment tax credits for business and residential solar systems have gone through several cycles of enactment and expiration since the 1980s. In October 2008, the U.S. Congress extended the 30% federal energy investment tax credit for both residential and commercial solar installations for eight years, through December 31, 2016, after which such investment tax credit is set to decrease to 10% for commercial solar installations and 0% for residential solar installations. In December 2015, the U.S. Congress further extended investment tax credits for solar systems: for utilities and commercial solar system, 30% until 2019, 26% in 2020, 22% in 2021 and 10% in 2022; and for residential solar system, 30% until 2019, 26% in 2020 and 22% in 2021. The investment tax credit is regarded as one of the primary economic drivers of solar installations in the United States. Although its extension through 2022 for utilities and commercial systems and 2021 for residential systems has improved medium-to-long term demand visibility in the United States, the continuing policy support with gradual decrease of the investment tax credits rate over an extended period underscores the need for solar systems’ cost to continue to decline toward grid parity.

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

Germany

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany’s surpassing Japan in 2004 as the leading solar power market in terms of annual installation growth. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. The feed-in tariffs for solar projects in Germany are currently €0,1071-0.1270/kWh for residential and €0.0853-0.0891/kWh for other (in particular utility-scale) power producers. The German government also introduced a subsidy for battery storage devices for PV systems, which came into effect on May 1, 2013 and shall provide subsidies until December 31, 2018. The subsidy covers until June 30, 2016 up to 25% of fundable costs of systems of up to 30 kW and shall be reduced degressively to up to 10% until December 31, 2018. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.

However, following years of strong growth in solar power installations, the German government started to let the feed-in tariff mechanism phase out by 2017 and replace with a market premium incentive mechanism. Effective on April 1, 2012, the German government amended the Renewable Energy Act to implement staged reductions to the feed-in tariff and to exclude new PV systems above 10 MW from being eligible for the feed-in tariff. Also, a “Market Integration Model” was introduced, which allows for systems above 10 kW and up to 1 MW to be paid a feed-in tariff for only 90% of electricity produced with the remaining electricity being either self-consumed or sold on the free market.

Further amendments of the Renewable Energy Act became effective on August 1, 2014, introducing further degression of the feed-in-tariff and obligations to direct marketing of energy produced by new PV systems above 10 MW. Between December 2014 and December 2015, the feed-in tariff for PV declined by 3% in monthly steps of 0.25%. As a result of the further reductions to the feed-in tariff and other effects, the German market has declined by more than 47% in 2015, from 1.9 GW installed capacity in 2014 to 1.0 GW in 2015 according to the German Federal Network Agency.

Japan

Japan adopted the Renewables Portfolio Standard Act in 2002, which established minimum amounts of electricity generated from new energy sources that should be used by electric utilities. In addition, since 2012, in the aftermath of the tsunami in 2011, Japan has refocused its policies towards encouraging the growth of renewable energy, including the use of solar PV, by imposing a feed-in tariff scheme. Under this scheme, utilities are required to purchase electricity generated from renewable energy sources on a fixed-period contract for a fixed price. The rate and period are decided every year by an independent committee of the government. The costs incurred by the utility in purchasing renewable energy shall be transferred to all electricity consumers on a nationwide equal surcharge. For the fiscal year 2012, the tariff rate per kW was set at JPY40 for 10kW or more for 20 years and JPY42 for less than 10kW for 10 years. For the fiscal year 2013, the tariff rate per kW was reduced to JPY36 for 10kW or more and JPY38 for less than 10kW. For the fiscal year 2014 (ending in March 2015), the tariff rate per kW was reduced to JPY32 for 10kW or more and JPY37 for less than 10kW, and is scheduled to decrease annually thereafter. For the fiscal year 2015 between April and June, the tariff rate per kW was reduced to JPY 29 for 10kW or more, JPY 35 for less than 10kW (those with the obligation to install a remote control system due to the curtailment rule), JPY 33 for less than 10kW (those without the obligation to install the remote control system). For the period between July 2015 and March 2016, the tariff rate per kW was reduced to JPY 27 for 10kW or more, JPY 35 for less than 10kW (those with the obligation to install a remote control system due to the curtailment rule), JPY 33 for less than 10kW (those without the obligation to install the remote control system). In December 2014, the Ministry of Economy, Trade and Industry proposed broad changes in the feed-in tariff scheme aimed at slowing the growth of solar and other renewable energy supply that, among others, reduce utility providers’ obligation to purchase electricity produced by renewable energy sources and expand utility providers’ power to curtail output from solar installations up to 360 hours a year. In addition, the Japanese government is considering switching the grant of feed-in tariff only to projects approved by the Ministry of Economy, Trade, and Industry.

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

Labor, Employment and Occupational Safety and Health

All labor relations including contracts of service, payment of wages, employment of women, rest day, hours of work, termination, lay-off and retirement benefits and keeping of registers of employee at our Malaysian facilities are governed by Malaysian law. We must also comply with an occupational safety and health law and its subsidiary legislations which regulate the safety, health and general welfare of persons at work. Employees registered with the Social Security Organization are insured in the manner provided under Malaysian law, where, for example, upon injuries occurring in the course of the employment, insured employees or their dependents are entitled to benefits. The employer is liable to pay compensation and any expenses incurred in the treatment and rehabilitation of a workman for personal injuries by accident arising out of and in the course of employment.

C. Organization Structure

The following diagram illustrates our corporate structure as of April 20, 2016.

D. Property, Plant and Equipment

Our corporate headquarters are located in Seoul, Korea. Our primary manufacturing facilities for the production of PV cells and modules are located in Cyberjaya, Malaysia, Qidong, Jiangsu Province, China and Eumseong, Korea. We also have research and development facilities in Thalheim, Germany, manufacturing facilities for silicon ingots and wafers in Lianyungang, Jiangsu Province, China, office facilities in Seoul, Korea and office and research and development facilities in Shanghai, China. In 2015, our rental expenses were $3.0 million.

The following table sets forth certain information regarding our primary property and facilities owned or leased by us as of December 31, 2015:

Location	Land			Building
	Size	Own or lease	Usage	Size	Own or lease	Usage
Cyberjaya, Malaysia	255,000 square meters	Lease term being negotiated with the Malaysian government	Office and manufacturing facilities	30,000 square meters	Owned	Manufacturing facilities
Qidong, China	259,219 square meters	Land use right expiring between 2053 and 2061	Office and manufacturing facilities	173,220 square meters	Owned	Office and manufacturing facilities
				24,500 square meters	Owned	Manufacturing facilities
Eumseong, Korea	35,150 square meters	Leased until November 2017	Office and manufacturing facilities	35,150 square meters	27,533 square meters owned; 7,617 square meters leased until November 2017	Office and Manufacturing facilities
Thalheim, Germany(1)	359,000 square meters	Owned	Office, research and development	111,900 square meters	Owned	Office, research and development
Lianyungang, China	976,905 square meters	Land use right expiring in 2055	Office and manufacturing facilities	76,500 square meters	Owned	Office and manufacturing facilities
Seoul, Korea	—	—	—	1,718.7 square meters	Lease expiring in April 2017	Office
Shanghai, China	—	—	—	764.5 square meters	Lease expiring in August 2016	Office

(1)	In March 2015, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which had used 74,000 square meters of manufacturing facilities among the 111,900 square meters of building space. The manufacturing equipment was relocated to our other facilities in Malaysia in the first half of 2015.

We believe that our existing facilities are adequate and suitable to meet our present needs. As of December 31, 2015, we had annual production capacities of 3.7 GW for PV cells, 4.3 GW for PV modules, 1.4 GW for silicon ingots and 900 MW for silicon wafers. In March 2015, as part of our strategy to reduce manufacturing cost, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We relocated 170 MW of PV cell production facilities from Germany to Malaysia in the second quarter of 2015, while 60 MW of PV cell production facilities remain in Germany for research and development purposes. We completed construction of PV module manufacturing facilities in Malaysia with annual production capacities of 1.5 GW in the fourth quarter of 2015. We also expect to complete construction of PV module manufacturing facilities in Korea with the total annual production capacities of 1.4 GW in the first half of 2016.

We expect that our capital expenditures in 2016 will amount to approximately $180 million, which will be primarily used to fund expansion of our production facilities in Korea and on-going capital equipment upgrades in Malaysia and China. We will actively review our capital expenditure plan on a regular basis and make appropriate changes in accordance with our business environment.

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

Overview

We are a global, leading solar energy company involved in manufacturing of solar modules and development and management of downstream solar farms. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in Malaysia and China using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We also engage in PV downstream businesses, which include developing solar power projects and providing engineering, procurement and construction services and operation and management services.

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

We shipped 2,956.1 MW of PV modules in 2015. The average selling price of our PV modules was $0.58 per watt in 2015. Q CELLS shipped 622.8 MW and 967.1 MW of PV modules in 2013 and 2014, respectively. The average selling price of Q CELLS’ PV modules was $0.75 and $0.72 per watt in 2013 and 2014, respectively.

Our net revenues in 2015 were $1,800.8 million. We recorded net income of $43.8 million in 2015. Q CELLS’ net revenues in 2013 and 2014 were $530.1 million and $773.1 million, respectively. Q CELLS recorded net loss of $48.0 million in 2013 and net income of $3.0 million in 2014. As of December 31, 2015, we had accumulated deficit of $20.2 million and had total borrowings of $970.2 million and long-term notes of $100.0 million outstanding.

In 2015, we incurred restructuring charges of approximately $22.0 million in connection with our restructuring that started in March 2015 to cease production activities in Germany and transfer our manufacturing equipment to more cost-competitive production bases.

In April 2015, we entered into a solar module supply agreement with NextEra Energy Resources, LLC, a subsidiary of NextEra Energy, Inc., under which Hanwha Q CELLS America Inc., one of our wholly-owned subsidiaries, agreed to provide 1.54 GW of solar modules to NextEra Energy Resources and its affiliates for an aggregate purchase price of $896.9 million (excluding delivery charges) between the fourth quarter of 2015 and the fourth quarter of 2016.

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

Since 2012, the United States and the European Union have imposed trade sanctions against PV products manufactured in China, including anti-dumping and countervailing duties imposed in the United States and the minimum import price and quota in the European Union. These measures have negatively affected sales in the United States and Europe of our PV products manufactured in China. See “Item 3.D. Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.” On the other hand, these measures contributed to the increase in sales in these markets of our PV products manufactured in Malaysia because these products faced less competition in these markets.

In addition, the Chinese government has imposed anti-dumping duties on certain imports of solar grade polysilicon products imported from the United States and Korea since January 2014 and the EU since May 2014. See, “Risk Factors—Risks Related to Our Company—The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.” While these tariffs did not materially increase our cost of production in 2015, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

Average Selling Price of Our PV Products

Pricing of PV products is principally affected by manufacturing costs, including the costs of silicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.

We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of oversupply reduced the prevailing market prices of PV products. Beginning in the first quarter of 2013, the prices of PV products started to fall at a slower rate, as some of the inefficient manufacturers exited the market and the global demand in both OECD countries and emerging markets for PV products gradually increased.

The average selling price of our PV modules was $0.58 per watt in 2015. The average selling price of Q CELLS’ PV modules was $0.75 and $0.72 per watt in 2013 and 2014, respectively. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend.

Price and Availability of Silicon and Silicon Wafers

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of silicon wafers procured at higher prices during the earlier period of supply shortage and put downward pressure on the value of our inventory of raw materials and products. As a result, our write-down of inventories amounted to $10.2 million in 2015.

Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply agreements. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market, and the unit price of the silicon-related materials has been lowered in general. However, because the oversupply situation of silicon materials worsened since 2012, some of our previous multi-year suppliers are facing difficulties in continuing their business: some of our suppliers shut down their factories for certain period of time since 2012 and some of them are in a liquidation process. We may not receive our prepayments made under those prior multi-year agreements if those suppliers become bankrupt. Some of our multi-year agreement suppliers have the difficulties in supplying us with silicon materials with fixed quantity or qualified materials and we have instituted legal proceedings against them. See Item 3.D. “Risk Factors—Risks Related to Our Company—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.” and “Item 3.D. Risk Factors—Risks Related to Our Company—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.”

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

We produced 3,244 MW of PV cells and 3,197 MW of PV modules in 2015. Q CELLS produced 826 MW and 1,175 MW of PV cells and 97 MW and 132 MW of PV modules in 2013 and 2014, respectively. The following tables set forth Q CELLS’ and our production volume of silicon ingots, silicon wafers, PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Products	Q CELLS	Q CELLS	Hanwha Q CELLS(1)
		(MW)
Volume of ingots produced	-	-	1,246
Volume of wafer produced	-	-	1,188
Volume of PV cells produced	826	1,175	3,244
Volume of PV modules produced	97	132	3,197	(2)

(1)	Includes Q CELLS’ production volume from January 1 through February 5, 2015 and our combined production volume from February 6 through December 31, 2015.
(2)	Includes 907 MW of PV modules processed by others in 2015.

As of December 31, 2015, we had annual nameplate capacities of 3.7 GW for PV cells, 4.3 GW for PV modules, 1.4 GW for silicon ingots and 900 MW for silicon wafers. In March 2015, as part of our strategy to better allocate our production resources and reduce manufacturing cost, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We relocated 170 MW of PV cell production facilities from Germany to Malaysia in the second quarter of 2015, while 60 MW of PV cell production facilities remain in Germany for research and development purposes. We completed construction of PV module manufacturing facilities in Malaysia with annual production capacities of 1.5 GW in the fourth quarter of 2015. We also expect to complete construction of PV module manufacturing facilities in Korea with the total annual production capacities of 1.4 GW in the first half of 2016.

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

We have continuously improved the process technology and product quality since we commenced our commercial production in November 2005. Both Q CELLS and Hanwha SolarOne introduced solar modules with anti-potential induced degradation (“PID”) features by 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. PID is a phenomenon which occurs when ions are driven between the semiconductor material and other elements of the module, such as glass, mount and frame, causing the module’s power output capacity to degrade faster than the standard impairment rate. In 2014, Q CELLS also succeeded in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, and started marketing them under its “Q.ANTUM” brand. Our advanced ingot growing and wafer sewing process technologies have also improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins. Based on these efforts, in December 2015, our Q.ANTUM multicrystalline and BSF multicrystalline PV cells achieved conversion efficiency rates of 19.6% and 18.6%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells. See “Item 3.D. Risk Factors—Risks Related to Our Company—Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.”

New Strategic Initiatives, including Expansion of PV Downstream Business

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. While the anticipated benefits of our acquisition of Q CELLS include, among other things, cost savings and operating efficiencies, diversified manufacturing footprint, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, our ability to realize such benefits will depend, to a large extent, on our ability to continue integrating the businesses of Hanwha SolarOne and Q CELLS, which is subject to various risks. See “Item 3.D. Risk Factors—Risks Related to Our Acquisition of Q CELLS.” Our results of operations for the periods subsequent to the acquisition of Q CELLS, starting from the first quarter of 2015, would not be directly comparable to the historical results of either Hanwha SolarOne or Q CELLS.

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

Fluctuations in Foreign Exchange Rates

Our consolidated financial statements are presented in U.S. dollars and have been prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which were translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen, Korean Won and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit, Korean Won and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies, which include our long-term loan from the Malaysian government denominated in Malaysian Ringgit.

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

Net Revenues

We currently generate, and both Q CELLS and Hanwha SolarOne historically generated, a substantial majority of the net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells, PV kit system sales and scrap materials to third parties, as well as from PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services.

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

Our five largest customers accounted for an aggregate of 35.3% of our net revenues in 2015. In 2015, our largest customer was Hanwha Q CELLS Japan Co., Ltd., which accounted for 10.7% of our net revenues of that year. Some of our (and, historically, both Hanwha SolarOne’s and Q CELLS’) largest customers include Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are indirect subsidiaries of Hanwha Corporation and not our consolidated subsidiaries. These affiliates resell substantially all of PV modules purchased from us to system integrators and third-party distributors in their respective markets. Accordingly, although these sales are recorded as sales of products to related parties, substantially all of the end customers are third parties.

Geographically, the United States, Europe, Korea and Japan accounted for 28.8%, 20.0%, 11.4% and 10.7% of our net revenues in 2015, respectively. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions, including Europe, Japan, the United States and China, will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as Korea, India, Australia, Turkey and Latin America.

Sales to our customers are typically made through non-exclusive, short-term arrangements.

Cost of Revenues and Operating Expenses

The following table sets forth our and Q CELLS’ cost of revenues and operating expenses and these amounts calculated as percentages of the net revenues for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	Q CELLS		Q CELLS		Hanwha Q CELLS(1)
	Amount ($)	% of Net Revenues	Amount ($)	% of Net Revenues	Amount ($)	% of Net Revenues
	(In millions, except percentages)
Cost of revenues	451.7	85.2%	653.2	84.5%	1,466.8	81.5%
Operating expenses:
Selling expenses	32.6	6.2%	31.6	4.1%	94.1	5.2%
General and administrative expenses	48.5	9.1%	48.0	6.2%	91.7	5.1%
Research and development expenses	30.8	5.8%	27.4	3.5%	48.3	2.7%
Restructuring charges	—	—	—	—	22.0	1.2%
Total operating expenses	111.9	21.1%	107.0	13.8%	256.1	14.2%

(1)	Includes Q CELLS’ cost of revenues and operating expenses from January 1 through February 5, 2015 and our consolidated cost of revenues and operating expenses from February 6 through December 31, 2015.

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

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and restructuring charges.

Selling Expenses

Our selling expenses primarily consist of warranty costs, shipping and handling costs for products sold, advertising and other promotional expenses, commissions paid to sales agents and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel.

We provide long-term warranties for our PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. From January 1, 2012, the standard warranty of Hanwha SolarOne provided a 12-year warranty against technical defects, and a 25-year linear warranty, which guaranteed: (i) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, (ii) an annual output degradation of no more than 0.7% thereafter, and (iii) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

Since January 2015, we have offered our products with two sub-brands. For our products with Hanwha SolarOne brand, we provide its material and workmanship warranty for PV modules to 12 years. Under the 25-year linear warranty, we guarantee no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. For our products with Q CELLS brand, we provide material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, we guarantee no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue. For the remaining population, we accrue warranty costs for Q CELLS brand based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production) and warranty costs for Hanwha SolarOne brand against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for Hanwha SolarOne brand’s 10-year or 20 to 25-year warranties for decline from initial power generation capacity. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

We incurred $16.3 million in warranty costs in 2015 and our accrued warranty costs totaled $61.0 million as of December 31, 2015. In 2013 and 2014, Q CELLS incurred $12.1 million and $7.1 million in warranty costs, respectively. As of December 31, 2013 and 2014, Q CELLS’ accrued warranty costs totaled $29.0 million and $27.5 million, respectively. See Note 15 to our audited consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses and insurance.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. Following our acquisition of Q CELLS, we centralized our research and development activities by coordinating Hanwha SolarOne’s and Q CELLS’ research activities through our technology and innovation headquarters in Germany, which we expect would lead to more cost-effective research and development activities.

Restructuring Charges

In January 2015, we announced restructuring plans to restructure its global operations. This decision included the shutdown of our production facilities in Thalheim, Germany and the transfer of production machineries to our production site in Malaysia. This plan resulted in a downsizing of our workforce in Germany and an alternate use for certain assets that could not be transferred. We incurred $22.0 million as the charges related to this restructuring plan, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs. See Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Taxation

Cayman Islands Profits Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007 the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT, which took effect as of January 1, 2008. In accordance with the EIT and its Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Hanwha Q CELLS Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulations of the State Council, gradually became subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Hanwha Q CELLS Qidong, continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Hanwha Q CELLS Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

Germany, Korea, Malaysia and China

We are also subject to corporate income taxes in Germany, Malaysia, Korea, Australia, Chile and Turkey among which we have significant operations in Germany, Korea, Malaysia and China. The following table sets forth the income tax rates applicable to us as of the dates indicated:

	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015
Germany	29.13%	29.13%	29.13%
Malaysia	25.00%	25.00%	25.00%
Korea	N/A	N/A	22.00%
China	N/A	N/A	25.00%

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

Reverse Acquisition

On February 6, 2015, we completed the acquisition of Q CELLS from Hanwha Solar in an all-stock transaction (the “Transaction”). The Transaction is accounted for as a reverse acquisition under the acquisition method of accounting, in accordance with ASC 805, “Business Combinations”. Q CELLS is determined as the accounting acquirer. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the Transaction only reflect the historical consolidated financial statements of Q CELLS. Upon the consummation of the Transaction, Q CELLS applied purchase accounting to the assets and liabilities of Hanwha SolarOne. Subsequent to the Transaction, the consolidated financial statements reflect the results of the combined company. The historical issued and outstanding Q CELLS common shares have been recast to retrospectively reflect the number of shares issued in the Transaction in all periods presented.

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell PV cells and silicon ingots. We record revenue related to the sale of PV modules and PV cells and silicon ingots when the criteria of ASC 605-10, “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collection is reasonably assured.

We perform ongoing credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where longer credit terms are granted to certain customers, the timing of revenue recognition was not impacted as we have historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to the customers. Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales and purchases are included in selling expenses and cost of revenue, respectively.

We generally recognize revenue related to long-term solar systems integration services using the percentage-of-completion method which is the preferable method of revenue recognition for such contracts. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. In certain arrangements which did not meet the requirements to measure revenue according to the progress towards completion, we recognized revenue upon completion of the contract.

We entered into a processing service arrangement to process PV cells into PV modules with a third party. For this service arrangement, we “purchases” PV cells from the related party and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same party. The quantity of PV modules sold back to the same party under these processing arrangements is consistent with the amount of PV cells purchased from the same party based on current production conversion rates. In accordance with ASC 845-10, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, we record the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the same party. These sales are subject to all of the above-noted criteria relating to revenue recognition.

We develop and sell solar power plants which generally include the lease of related real estate. We recognize revenue from such sale in accordance with ASC 360-20, “Real Estate Sales”. We record the sale as revenue using full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) we have transferred the usual risk and rewards of ownership to the buyer. Specifically, we consider the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and we do not have any substantial continuing involvement with the project.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. We do not offer implicit or explicit rights of return, regardless of whether goods were shipped to the distributors or shipped directly to the end user, other than due to product defect.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 50 years
Plant and machinery	5 to 15 years
Furniture, fixtures and office equipment	3 to 18 years
Others	1 to 20 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

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

Warranty Costs

We provide long-term warranties for our PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. From January 1, 2012, the standard warranty of Hanwha SolarOne provided a 12-year warranty against technical defects, and a 25-year linear warranty, which guaranteed: (i) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, (ii) an annual output degradation of no more than 0.7% thereafter, and (iii) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

Since January 2015, we have offered our products with two sub-brands. For our products with Hanwha SolarOne brand, we provide its material and workmanship warranty for PV modules to 12 years. Under the 25-year linear warranty, we guarantee no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. For our products with Q CELLS brand, we provide material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, we guarantee no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue. For the remaining population, we accrue warranty costs for Q CELLS brand based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production) and warranty costs for Hanwha SolarOne brand against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for Hanwha SolarOne brand’s 10-year or 20 to 25-year warranties for decline from initial power generation capacity. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

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

With respect to 2014, we performed impairment tests on the buildings, machinery and equipment that may potentially become idle following the restructuring of Hanwha Q CELLS GmbH’s operations that involve the relocation of its manufacturing facilities to Malaysia. Based on this impairment assessment, we concluded that the carrying amounts of some of the long-lived assets are not recoverable and recognized an impairment charge of $2.4 million, among which approximately $0.8 million resulted from the impairment of software and other intangible assets.

As of December 31, 2013 and 2015, based on the impairment assessment performed, we concluded the carrying amounts of the long-lived assets are recoverable, and no impairment loss was recognized.

Functional and Reporting Currencies

The functional currencies of our operating subsidiaries are generally their local currencies, as determined based on the criteria of ASC 830, “Foreign Currency Translation”. Our reporting currency is U.S. dollars.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured into the functional currency at the balance sheet date exchange rate. Exchange gains and losses occurring from such transactions or assets and liabilities denominated in currencies different from the functional currencies are reported in the statement of comprehensive income (loss) and affect the net income (loss) for the period.

We use the average exchange rate prevailing during the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively, of consolidated subsidiaries using functional currencies that are different from the reporting currency. Accumulated translation adjustments are reported in stockholders’ equity, as a component of accumulated other comprehensive income (loss).

Financial Instruments—Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

Our foreign currency derivative contracts, commodity derivative contracts and interest rate swap contracts are used to manage our foreign currency risks principally arising from sales contracts denominated in the Euro, Australian Dollar, Korean Won and Japanese Yen, maintain the stability of the purchase prices for silver and aluminum, the raw materials used in the production of PV products, and manage the interest rate risk for our long-term bank borrowings. We record these derivative instruments as current assets or current liabilities, measured at fair value.

Changes in the fair value of these derivative instruments are recognized in our consolidated statements of comprehensive income (loss). These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2015, we had outstanding cross-currency exchange rate contracts with notional amounts of $3,432.0 million, EUR20.0 million, JPY6,700 million, AUD32.5 million and KRW35,348.6 million and interest rate swap contracts with notional amount of $38.0 million. We estimate the fair value of our foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

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

We also apply ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income (loss).

Advance to Suppliers and Long-term Prepayments

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. As of December 31, 2015, we had $28.2 million of advances to suppliers and $2.6 million of long-term prepayments outstanding.

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, we may seek to recover the advances from the suppliers and will provide for losses on advances in cost of revenues where we believe the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We are currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), Interest – Imputation of Interest. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In July 2015, the FASB issued ASU2015-11. Under ASU2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. We early adopted ASU 2015-11 on a prospective basis since January 1, 2015. The impact of the adoption of ASU 2015-11 was not significant.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Business Combinations (Topic 805), Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. We do not expect the adoption of ASU 2015-16 will have a significant impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and non-current amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as non-current in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. After the adoption of ASU 2015-17, all the current deferred tax assets will be reclassified as non-current deferred tax asset on the consolidated balance sheet. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Consolidated Results of Operations

Following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015, Q CELLS was determined as the accounting acquirer in accordance with ASC 805, “Business Combinations”. Consequently, the consolidated financial statements of Q CELLS are treated as our historical financial statements for all periods prior to the consummation of the combination of Hanwha SolarOne and Q CELLS with our consolidated results of operations reflected from February 6, 2015. The following table sets forth our and Q CELLS’ summary consolidated statements of operations and comprehensive income (loss) for the periods indicated:

	Year Ended December 31,
	2013		2014		2015(1)
	Q CELLS		Q CELLS		Hanwha Q CELLS
	($)	% of Net Revenues	($)	% of Net Revenues	($)	% of Net Revenues
	(In millions, except for percentages)
Consolidated Statement of Operations Data
Net revenues	530.1	100.0%	773.1	100.0%	1,800.8	100.0%
Cost of Revenues	451.7	85.2%	653.2	84.5%	1,466.8	81.5%
Gross profit	78.4	14.8%	119.9	15.5%	334.0	18.5%
Operating expenses:
Selling expenses	32.6	6.2%	31.6	4.1%	94.1	5.2%
General and administrative expenses	48.5	9.1%	48.0	6.2%	91.7	5.1%
Research and development expenses	30.8	5.8%	27.4	3.5%	48.3	2.7%
Restructuring charges	—	—	—	—	22.0	1.2%
Total operating expenses	111.9	21.1%	107.0	13.8%	256.1	14.2%
Operating income (loss)	(33.5)	-6.3%	12.9	1.7%	77.9	4.3%
Interest expense	(16.6)	-3.1%	(18.1)	-2.3%	(66.9)	-3.7%
Interest income	0.5	0.1%	1.7	0.2%	10.9	0.6%
Foreign exchange gain (loss)	2.0	0.4%	7.0	1.0%	(23.6)	-1.3%
Changes in fair value of derivative contracts	—	—	0.9	1.0%	9.6	0.5%
Investment loss	—	—	—	—	(1.3)	-0.1%
Reversal of litigation accruals	—	—	—	—	48.5	2.7%
Other income (expense), net	—	—	—	—	(0.6)	0.0%
Income (loss) before income taxes	(47.6)	-9.0%	4.4	0.6%	53.9	3.0%
Income tax expenses	0.4	0.1%	1.4	0.2%	10.1	0.6%
Net income (loss)	(48.0)	-9.1%	3.0	0.4%	43.8	2.4%
Foreign currency translation adjustments	1.2	0.2%	(40.6)	-5.3%	(34.6)	-1.9%
Comprehensive income (loss)	(46.8)	-8.8%	(37.6)	-4.9%	9.2	0.5%

(1)	Our results of operations for 2015 represent Q CELLS’ (but not Hanwha SolarOne’s) results of operations for the period from January 1, 2015 to February 5, 2015 and our consolidated results of operations for the period from February 6, 2015 to December 31, 2015 following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

2015 Compared to 2014

Net Revenues

Our net revenues increased by 132.9% to $1,800.8 million for 2015 from $773.1 million for 2014, due partially to an increase in PV module shipments from 967.1MW for 2014 to 2,956.1MW for 2015 primarily as a result of (i) the inclusion of Hanwha SolarOne’s results of operations from February 6, 2015, and (ii) an increase in sales in the United States, Japan, PRC, Turkey and India from $122.6 million in 2014 to $1,101.3 million in 2015, partially offset by a decrease in the average selling price of our PV modules to $0.58 per watt for 2015 from $0.72 per watt for 2014. In addition to the inclusion of Hanwha SolarOne’s results, the increase in sales in the United States, Turkey and India was also due to our increased sales efforts in these countries to capture strong demands for PV products and relatively higher average selling price for given markets by providing high quality products.

Cost of Revenues and Gross Profit

Our cost of revenues increased by 124.6% to $1,466.8 million for 2015 from $653.2 million for 2014 due primarily to the increase in our sales volume including as a result of the inclusion of Hanwha SolarOne’s results of operations from February 6, 2015 and the increased cost related to downstream activities. Such increase was partially offset by a significant decrease in the average manufacturing cost per watt, which was primarily due to our cost saving initiatives including module manufacturing automation, improved capacity utilization and higher purchasing power of major raw materials.

In addition to the inclusion of Hanwha SolarOne’s gross profits, our gross profit increased to $334.0 million for 2015 from $119.9 million for 2014 also as a result of the cessation of production at our Thalheim facilities, which had higher unit cost structure, starting from March 2015, and our introduction of higher-efficiency PV module products which reduced unit cost structure. Our gross profit margin also increased to 18.5% for 2015 from 15.5% for 2014.

Selling Expenses, General and Administrative Expenses, Research and Development Expenses, and Restructuring Charges

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 197.8% to $94.1 million for 2015 from $31.6 million for 2014, due primarily to the increase in overall size of our business as a result of the combination of Hanwha SolarOne and Q CELLS and to expanded sales and marketing networks to capture new growth markets such as India and Turkey. Selling expenses as a percentage of our total net revenues increased to 5.2% for 2015 from 4.1% for 2014.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses and insurance for our administrative personnel. Our general and administrative expenses increased by 91.0% to $91.7 million for 2015 from $48.0 million for 2014, due primarily to (i) the increase in overall size of our business as a result of the combination of Hanwha SolarOne and Q CELLS, (ii) one-time service and consultancy fees of $1.6 million incurred in relation to the combination of Hanwha SolarOne and Q CELLS and (iii) certain restructuring related costs following the acquisition of Q CELLS. General and administrative expenses as a percentage of our total net revenues decreased to 5.1% for 2015 from 6.2% for 2014.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 76.3% to $48.3 million for 2015 from $27.4 million for 2014, due primarily to (i) the inclusion of Hanwha SolarOne’s research and development expenses from February 6, 2015 and (ii) commercial roll-out of Q.ANTUM products. Research and development expenses as a percentage of our total net revenues decreased to 2.7% for 2015 from 3.5% for 2014.

We have incurred one-time restructuring charges of $22.0 million for 2015 as compared to none for 2014, in connection with our restructuring that started in March 2015 to cease production activities in Germany and transfer our manufacturing equipment to more cost-competitive production bases. Such restructuring charges consist primarily of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

Operating Income

As a result of the foregoing, our operating income was $77.9 million for 2015, compared to $12.9 million for 2014. Our operating profit margin was 4.3% for 2015, compared to 1.7% for 2014.

Interest Income and Expense and Foreign Exchange Gain

We generated interest income of $10.9 million and incurred interest expense of $66.9 million for 2015, compared to interest income of $1.7 million and interest expense of $18.1 million for 2014. The increase in interest expense was due to an increase in the average outstanding balance of the interest-bearing debt due primarily to the increase of our overall debt as a result of the combination of Hanwha SolarOne and Q CELLS and to new capacity additions in Malaysia and Korea.

We recorded foreign exchange loss of $23.6 million for 2015, compared to foreign exchange gain of $7.0 million for 2014, due primarily to losses from U.S. dollar-nominated debt held by our operating subsidiaries, as a result of the appreciation in 2015 of the U.S. dollar against Renminbi and the Euro, the functional currencies of such subsidiaries.

Income Tax Expenses

Our income tax expenses were $10.1 million for 2015, compared to income tax expense of $1.4 million for 2014, due primarily to the increase in income before taxes. Our effective tax rate was 18.7% in 2015 compared to 31.8% in 2014.

Net Income (Loss)

As a result of the cumulative effect of the above factors, we had a net income of $43.8 million for 2015, compared to a net income of $3.0 million for 2014. Our net profit margin was 2.4% for 2015, as compared to 0.4% for 2014.

Other Comprehensive Income (Loss)

We recorded foreign currency translation adjustments of negative $34.6 million for 2015, compared to negative $40.6 million for 2014, due primarily to the appreciation of the U.S. dollar, our reporting currency, against the Euro, Malaysian Ringgit and Renminbi, which are the functional currencies of the relevant operating subsidiaries.

2014 Compared to 2013

Net Revenues

Q CELLS’ net revenues increased by 45.8% to $773.1 million in 2014 from $530.1 million in 2013, due primarily to an increase in PV module shipments from 622.8 MW in 2013 to 967.1 MW in 2014 driven by increases in sales in Japan, the United Kingdom, China and the Netherlands, partially offset by a decrease in the average selling price of its PV modules to $0.719 per watt in 2014 from $0.746 per watt in 2013. The increase in sales in Japan was partially due to our increased sales efforts in Japan to capture strong demands for PV products in Japan, which continued following the introduction of the feed-in tariff regime in 2012. The increase in sales in the EU region was partially due to the minimum import price imposed by the EU, which limited the inflow of low price PV modules manufactured in China into the EU. The minimum import price, a result of the trade disputes between the EU and China, was initially set at EUR 0.56 per watt, in August 2013, and was subsequently reduced to EUR 0.53 per watt in April 2014. Q CELLS’ PV module products are not subject to the minimum import price imposed by the EU because its production facilities are located outside of China.

Cost of Revenues and Gross Profit

Q CELLS’ cost of revenues increased by 44.6% to $653.2 million in 2014 from $451.7 million in 2013, primarily due to the increase in its sales volume. Such increase was partially offset by a decrease in the average manufacturing cost per watt, which was primarily due to Q CELLS’ cost saving initiatives including debottlenecking activities at its Malaysian facilities and outsourcing of the PV module production to low-cost module processing service providers including Hanwha SolarOne.

As a result of the foregoing, Q CELLS’ gross profit increased to $119.9 million in 2014 from $78.4 million in 2013. Its gross profit margin also increased to 15.5% in 2014 from 14.8% in 2013.

Selling Expenses, General and Administrative Expenses, and Research and Development Expenses

Q CELLS’ selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of its sales and marketing personnel. Its selling expenses decreased by 3.0% to $31.6 million in 2014 from $32.6 million in 2013, due primarily to a decrease in warranty costs to $4.9 million in 2014 from $12.1 million in 2013 primarily resulting from a one-time provision of $9.2 million recorded in 2013 in relation to a customer’s warranty claim, which was partially offset by a decrease in reversal of pre-existing warranty provision to $4.4 million in 2014 from $10.5 million in 2013. The reversals of pre-existing warranty provisions in 2013 and 2014 reflected changes in estimates of the cost to replace and exchange defective or nonperforming products. The estimates of such cost decreased more in 2013 compared to 2014. Selling expenses as a percentage of its total net revenues decreased to 4.1% in 2014 from 6.2% in 2013.

Q CELLS’ general and administrative expenses primarily consist of salaries and benefits of its administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses and insurance for its administrative personnel. Its general and administrative expenses decreased by 1.1% to $48.0 million in 2014 from $48.5 million in 2013, due primarily to service and consultancy fees incurred in 2013 in relation to the transition of Q CELLS following the acquisition by Hanwha Solar in October 2012. General and administrative expenses as a percentage of its total net revenues decreased to 6.2% in 2014 from 9.1% in 2013.

Q CELLS’ research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of its research and development staff, depreciation charges, and travel expenses incurred by its research and development staff or otherwise in connection with its research and development activities. Q CELLS’ research and development expenses decreased by 11.2% to $27.4 million in 2014 from $30.8 million in 2013. The decrease was primarily due to an improvement in the overall efficiency of the research and development activities. Research and development expenses as a percentage of Q CELLS’ total net revenues decreased to 3.5% in 2014 from 5.8% in 2013.

Operating Income (Loss)

As a result of the foregoing, Q CELLS’ operating income was $12.9 million in 2014, compared to an operating loss of $33.5 million in 2013. Its operating profit margin was 1.7% in 2014, compared to negative 6.3% in 2013.

Interest Income and Expense and Foreign Exchange Gain

Q CELLS generated interest income of $1.7 million and incurred interest expense of $18.1 million in 2014, compared to interest income of $0.5 million and interest expense of $16.6 million in 2013. The increase in interest expense was due to an increase in the average outstanding balance of the interest-bearing debt, partially offset by a decrease in average interest rate.

Q CELLS recorded foreign exchange gain of $7.0 million in 2014, compared to foreign exchange gain of $2.0 million in 2013, primarily due to gains from accounts receivable denominated in U.S. dollar and held by Hanwha Q CELLS GmbH, the German operating subsidiary of Q CELLS, as a result of the appreciation in 2014 of U.S. dollar against Euro, which was the functional currency of Hanwha Q CELLS GmbH.

Income Tax Expenses

Q CELLS’ income tax expenses were $1.4 million in 2014, compared to $0.4 million in 2013, primarily due to the generation of income before income taxes in 2014 compared to a loss in 2013. Q CELLS’ effective tax rate was 31.8% in 2014 compared to 0% in 2013.

Net Income (Loss)

As a result of the cumulative effect of the above factors, Q CELLS had a net income of $3.0 million in 2014, compared to a net loss of $48.0 million in 2013. Q CELLS’ net profit margin improved to 0.4% in 2014 from negative 9.1% in 2013.

Other Comprehensive Income (Loss)

Q CELLS recorded foreign currency translation adjustments of negative $40.6 million in 2014, compared to positive $1.2 million in 2013, primarily due to the appreciation of U.S. dollar, the reporting currency of Q CELLS, against Euro, Malaysian Ringgit and Australian dollar, which are the functional currencies of Q CELLS’ operating subsidiaries.

B. Liquidity and Capital Resources

We operate in an industry with significant financing requirements. Our principal sources of liquidity and capital have been:

•	cash generated by our operations;

•	proceeds from borrowings from banks;

•	proceeds from securities offerings; and

•	capital contribution from Hanwha Solar.

Our principal capital requirements or uses have been:

•	financing our capital expenditures; and

•	financing our working capital requirements.

We believe our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth a summary of our and Q CELLS’ cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015(1)
	Q CELLS	Q CELLS	Hanwha Q CELLS
	(In millions $)
Net cash provided by (used in) operating activities	(37.7)	(81.6)	250.6
Net cash provided by (used in) investing activities	(6.7)	(65.1)	(171.8)
Net cash provided by (used in) financing activities	238.3	56.4	(16.5)
Net increase (decrease) in cash and cash equivalents	193.8	(90.3)	62.3

(1)	Our cash flows for 2015 represent Q CELLS’ cash flows for the period from January 1, 2015 to February 5, 2015 and our cash flows for the period from February 6, 2015 to December 31, 2015.

Cash Flows from Operating Activities

Net cash provided by (used in) operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation and amortization, allowance for doubtful accounts, foreign exchange translation gains and losses and non-cash interest income and expenses, and the effect of changes in certain operating assets and liabilities line items such as trade accounts receivable, inventories, other current assets, restricted cash, trade accounts payable, warranty provisions, accrued expenses, other payables and other current liabilities.

Our net cash provided by operating activities was $250.6 million for 2015, which was derived from net income of $43.8 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net positive effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of $83.3 million, foreign currency exchange loss of $37.0 million, and non-cash interest expenses on amortization of long-term debt and litigation accruals of $7.9 million, partially offset by reversal of litigation accruals of $48.5 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net positive effect of $103.2 million, were primarily comprised of:

•	an increase of $402.1 million in deferred revenue due primarily to the increase in cash payments received from customers in advance of the delivery of our PV modules;

•	an increase of $196.4 million in trade accounts receivable;

•	an increase of $74.0 million in inventories due primarily to the expansion of sales activities; and

•	an increase of $67.0 million in restricted cash due primarily to an increase in cash provided to banks as collateral in relation to the purchase of raw materials and sale of goods and for our working capital financings.

Q CELLS’ net cash used in operating activities was $81.6 million in 2014, which was derived from net income of $3.0 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of $37.4 million and non-cash interest expenses on amortization of long-term debt and litigation accruals of $7.7 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of $131.9 million, were primarily comprised of:

•	an increase of $46.1 million in inventories due primarily to the expansion of sales activities;

•	an increase of $37.1 million in trade accounts receivable due primarily to the increase in sales; and

•	a decrease of $26.5 million in trade accounts payable due primarily to early payments to suppliers for cash discount and relatively large payments made near the end of the year.

Q CELLS’ net cash used in operating activities was $37.7 million in 2013, which was derived from net loss of $48.0 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of $35.6 million and write-down of inventories of $20.2 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of $59.3 million, were primarily comprised of:

•	an increase of $149.7 million in trade accounts payable due primarily to the normalization of manufacturing activities and longer payment terms extended by Hanwha Corporation for accounts payable related to raw materials purchased from it;

•	an increase of $126.0 million in trade accounts receivable due primarily to the increase in sales; and

•	an increase of $89.3 million in inventories due primarily to the normalization of manufacturing activities as Q CELLS’ operations stabilized in 2013 after the acquisition of its business from bankruptcy proceedings in October 2012.

Cash Flows from Investing Activities

Our net cash provided by (used in) investing activities primarily consists of cash used for capital expenditures, net cash received from an acquisition and cash used in the acquisition of fixed assets.

Our net cash used in investing activities was $171.8 million for 2015, primarily consisting of $200.0 million of cash used in acquisition of fixed and intangible assets for capacity expansion and upgrades in our Malaysia, Korean and Chinese facilities and $70.2 million of cash received from an acquisition in connection with the combination of Hanwha SolarOne and Q CELLS.

Q CELLS’ net cash used in investing activities was $65.1 million in 2014, primarily consisting of $45.6 million of cash used for capital expenditures which were primarily used for the capacity expansion of its Malaysian facilities.

Q CELLS’ net cash used in investing activities was $6.7 million in 2013, primarily consisting of $15.5 million of cash used for capital expenditures which were primarily used for purchases of its manufacturing machinery and equipment in Malaysia, partially offset by proceeds for sale of assets held for sale of $9.0 million.

Cash Flows from Financing Activities

Our net cash provided by (used in) financing activities primarily consists of proceeds from borrowings from banks, as offset by repayments of bank borrowings.

Our net cash used in financing activities was $16.5 million for 2015. This was mainly attributable to repayment of bank borrowings of $684.6 million, partially offset by proceeds from borrowings from banks of $655.8 million and proceeds from borrowings from related parties of $35.8 million.

Q CELLS’ net cash provided by financing activities was $56.4 million in 2014. This was mainly attributable to proceeds from borrowings from banks of $69.3 million, partially offset by repayment of bank borrowings of $6.4 million and repayment of capital lease obligation of $5.6 million.

Q CELLS’ net cash provided by financing activities was $238.2 million in 2013. This was mainly attributable to proceeds from issuance of common stock to Hanwha Solar of $220.2 million and proceeds from borrowings from banks of $50.0 million, partially offset by repayment of bank borrowings of $30.0 million.

Capital Expenditures and Investment Requirements

Our capital expenditures amounted to $200.0 million in 2015 which were primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia.

Q CELLS’ capital expenditures amounted to $15.5 million and $45.6 million in 2013 and 2014, respectively, which were primarily used to maintain and upgrade its production facilities and equipment, primarily in Malaysia.

We expect that our capital expenditures would amount to approximately $180 million in 2016, which will be primarily used to fund expansion of our production facilities in Korea and on-going capital equipment upgrades in Malaysia and China. We plan to fund our capital expenditure and investment requirements with cash from operations, bank borrowings, proceeds from our securities offerings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Capital Resources

We have financed our operations primarily through cash flows from operations and proceeds from bank loans, capital contribution from Hanwha Solar and proceeds from our securities offerings.

As of December 31, 2015, we had long-term debt (including the current portion) of $814.6 million and short-term debt of $255.6 million. Our long-term debt consists mainly of long-term borrowings from commercial banks, a loan from the Malaysian government and long-term notes.

As of December 31, 2015, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of $255.6 million. Our short-term bank borrowings outstanding as of December 31, 2015 bore average interest rates of 2.36% per annum. These short-term bank borrowings have terms of one month to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership.

As of December 31, 2015, we had long-term bank borrowings (including current portion) from various commercial banks with an aggregate outstanding balance of $589.6 million. The long-term bank borrowings outstanding as of December 31, 2015 bore an average interest rate of 2.53% per annum and had maturities ranging from 2016 through 2019. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources. Certain bank borrowings were guaranteed by Hanwha Chemical. See Note 13 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2015, the principal amount of the Malaysian government loan was MYR 850 million ($198 million, translated at the rate of 0.2330 U.S. dollar per one Malaysian Ringgit) and is repayable in installments from 2013 through 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027 and a fixed 2% interest through maturity. The fixed assets of Hanwha Q CELLS Malaysia were pledged as collaterals and the loan was guaranteed by Hanwha Chemical. The book value of the Malaysian government loan as of December 31, 2015 was $125.0 million, which is approximately the fair value of the loan measured at an effective interest rate of 4.3% per annum.

As of December 31, 2015, we had long-term notes with an outstanding principal amount of $100.0 million, which were issued by Hanwha Q CELLS Hong Kong in January 2013 with maturity of January 2016. The notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum, payable on a quarterly basis. All the payments on the notes are guaranteed by Hanwha Chemical. We repaid the notes at maturity using the proceeds from the long-term notes issued in January 2016 as further explained below.

On January 11, 2016, we issued long-term notes with an outstanding principal amount of $100.0 million, which bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.9% per annum, payable on a quarterly basis. These notes will mature in January 2019.

As of December 31, 2015, we had cash and cash equivalents of $200.0 million. Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and have original maturities less than 90 days. As of December 31, 2015, we had restricted cash in the amount of $172.2 million, which represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for our use. The restriction on the use of restricted cash is generally expected to be released at the maturity of the underlying letter of credit facilities, notes payable and bank borrowings which range from three months to 12 months, unless the underlying liabilities are rolled over or a default occurs. As we expect to roll over most of the underlying short-term liabilities, we do not expect the total amount of restricted cash to decrease substantially in the foreseeable future. As of December 31, 2015, unused loan facilities for short-term and long-term borrowings amounted to $52.7 million.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Through the acquisition of Q CELLS in February 2015, we plan to leverage Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 205 highly trained researchers as of December 31, 2015. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Q CELLS’ research and development expenses were $30.8 million and $27.4 million in 2013 and 2014, respectively. Our research and development expenses were $48.3 million in 2015.

As of the date of this annual report, we had been granted 79 patents and utility models and 27 patent applications pending in China, 38 patents and 72 patent applications pending in Germany and 40 patents and 41 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions $)
Long-term debt obligations(1)	847.7	177.6	440.7	14.5	214.9
Operating lease obligations	4.9	3.2	1.0	0.7	-
Commitments relating to the acquisition of fixed assets	3.4	3.4	-	-	-
Total	856.0	184.2	441.7	15.2	214.9

(1)	The long-term debt obligations represent the principals and the interests of (i) long-term bank borrowings, (ii) long-term notes and (iii) loan from the Malaysian government. Please see Note 13, “Borrowings”, and Note 19, “Long-Term Notes”, to our audited consolidated financial statements.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title	Term
Seong Woo Nam	59	Director, Chairman and Chief Executive Officer	December 2016
Jung Pyo Seo	50	Director and Chief Financial Officer	December 2016
Dong Kwan Kim	33	Director and Chief Commercial Officer	December 2017
Seung Deok Park	46	Director and Chief Technology Officer	December 2017
Seung Heon Kim	59	Independent Director	December 2017
Hyun Chul Chun	58	Independent Director	December 2017
David N. K. Wang	69	Independent Director	December 2016

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

Mr. Seung Deok Park has served as our director since December 2015 and as head of our corporate planning team since July 2015. Mr. Park joined Hanwha Chemical in 1994 as a research engineer, and in 2009 moved to the Hanwha Group headquarters as a director focused on incubation of new business opportunities. He joined Hanwha SolarOne in January 2012 as a senior manager in product management. He was promoted to a vice president in January 2016. Mr. Park received his bachelor’s degree in chemical engineering from Sogang University, Seoul, Korea in 1993 and his master’s degree in chemical engineering from Pohang University of Science & Technology, Pohang, Korea in 1995.

Mr. Seung Heon Kim has served as our independent director since January 2016 and is a vice president at the Defense Acquisition Program Institute, a non-profit organization licensed by the Defense Acquisition Program Administration, where Mr. Kim served as Director General of Cost Accounting and Verification Group from August 2011 to August 2013. He also served as a non-executive member of the board of directors of the Korea Consumer Agency, a public institution established under the Fair Trade Commission, from 2013 to 2015. From 1988 to 2011, Mr. Kim held several positions at Samil PricewaterhouseCoopers, including audit partner, where he led audit services to a broad range of Korean and multinational companies in a variety of industries. Mr. Kim is a certified public accountant licensed in Korea and California and has spent over 30 years holding accounting and audit related positions. He received both his BA and MBA degrees from Seoul National University in Korea.

Mr. Hyun Chul Chun has served as our independent director since January 2016 and has been a managing partner at Saesidae Accounting Corporation, which he joined in April 2014. He is also an audit committee member of Kangwon Land Inc. and a part-time auditor of Unicef Korea. From 1994 to 2014, he held several positions at Deloitte Anjin LLC, including audit partner and dean of Deloitte Academy. Mr. Chun is a certified public accountant licensed in Korea and has spent over 30 years holding accounting and audit related positions. He received both his BA and MBA degrees from Yonsei University in Korea.

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

B. Compensation

Compensation

In 2015, we paid aggregate cash compensation of approximately $5.2 million to our directors and executive officers. In 2013 and 2014, Q CELLS paid aggregate cash compensation of $3.6 million and $2.0 million, respectively, to its directors and executive officers. For options granted to officers and directors, see “—2006 Share Option Plan” and “—2007 Equity Incentive Plan.”

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

Name	ADSs Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
		($/ADS)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Seung Deok Park	—	—	—	—
Seung Heon Kim	—	—	—	—
Hyun Chul Chun	—	—	—	—
David N.K. Wang	—	—	—	—
Other individuals as a group	5,128	90.0	November 30, 2006	November 30, 2016
	3,000	101.0	August 16, 2007	November 30, 2016
	2,000	129.0	October 26, 2007	November 30, 2016
	1,000	136.5	November 1, 2007	November 30, 2016
	2,000	265.5	December 13, 2007	November 30, 2016
Total	13,128

—	No outstanding share option was held by such person.

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

Name	ADSs Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		($/ADS)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Seung Deok Park	—	—	—	—
Seung Heon Kim	—	—	—	—
Hyun Chul Chun	—	—	—	—
David N.K. Wang	6,000	44.0	April 2, 2009	April 2, 2019
Other individuals as a group	400	218.8	May 28, 2008	May 28, 2018
	8,822	67.2	October 16, 2008	October 16, 2018
	100	67.2	March 17, 2009	March 17, 2019
	400	37.1	April 28, 2009	April 28, 2019
	935	59.4	September 11, 2009	September 11, 2019
	5,266	68.6	December 3, 2009	December 3, 2019
	3,000	79.4	December 28, 2009	December 28, 2019
	750	74.8	June 28, 2010	June 28, 2020
Total	25,673

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of the date of this annual report.

Name	ADSs Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date

Seong Woo Nam	—	—	—
Jung Pyo Seo	861	March 1, 2015	March 1, 2025
Dong Kwan Kim	453	March 1, 2015	March 1, 2025
Seung Deok Park	498	March 1, 2015	March 1, 2025
Seung Heon Kim	—	—	—
Hyun Chul Chun	—	—	—
David N.K. Wang	750	January 1, 2010	January 1, 2020
	750	January 1, 2011	January 1, 2021
	750	January 1, 2012	January 1, 2022
	1,500	January 1, 2013	January 1, 2023
	1,500	January 1, 2014	January 1, 2024
	1,500	January 1, 2015	January 1, 2025
Other individuals as a group	1,999	November 30, 2007	November 30, 2017
	750	January 1, 2008	January 1, 2018
	750	January 1, 2009	January 1, 2019
	750	January 1, 2010	January 1, 2020
	750	January 1, 2011	January 1, 2021
	1,200	February 28, 2011	February 28, 2021
	2,250	May 31, 2011	May 31, 2021
	3,750	November 29, 2011	November 29, 2021
	750	January 1, 2012	January 1, 2022
	1,500	January 1, 2013	January 1, 2023
	1,500	January 1, 2014	January 1, 2024
	1,500	January 1, 2015	January 1, 2025
	22,579	August 1, 2014	August 1, 2024
	22,893	March 1, 2015	March 1, 2025
Total	71,483

—	No restricted stock units have been granted to such person.

C. Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Seung Heon Kim, Mr. Hyun Chul Chun and Dr. David N.K. Wang, and is chaired by Mr. Seung Heon Kim, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules (the “Nasdaq Rules”).

Our board of directors has determined that each of Mr. Seung Heon Kim and Mr. Hyun Chul Chun qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

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

Compensation Committee

Our compensation committee consists of Mr. Seung Heon Kim, Mr. Hyun Chul Chun and Dr. David N.K. Wang, and is chaired by Mr. Hyun Chul Chun. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Seung Heon Kim, Mr. Hyun Chul Chun, Dr. David N.K. Wang and Mr. Jung Pyo Seo, and is chaired by Mr. Seung Heon Kim.

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

D. Employees

The following table sets forth the number of our full-time employees by function as of December 31, 2015 and Q CELLS’ full-time employees by function as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	2015
	Q CELLS	Q CELLS	Hanwha Q CELLS
Manufacturing and engineering	617	647	7,792
General and administration	168	182	783
Quality control	87	97	557
Research and development	233	239	386
Purchasing and logistics	108	117	147
Marketing and sales	95	114	240
Total	1,308	1,396	9,905

The following table sets forth the number of our full-time employees by geographic location as of December 31, 2015 and Q CELLS’ and Hanwha SolarOne’s full-time employees by geographic location as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	2015
	Q CELLS	Q CELLS	Hanwha Q CELLS
China	-	-	6,555
Germany	855	893	448
Malaysia	445	488	1,887
Korea	-	-	795
Others	8	14	220
Total	1,308	1,396	9,905

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in China in 2015 was $13.2 million.

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

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2015, options to purchase 2,420,050 ordinary shares have been granted and were outstanding under this plan and our 2006 share option plan.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for two years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 29, 2013, Hanwha Q CELLS Qidong signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of Hanwha Q CELLS Qidong who are PRC citizens and is effective from March 29, 2013 to March 17, 2019.

In March 2015, as part of our strategy to reduce manufacturing cost, Q CELLS ceased the production of PV cells and modules at its manufacturing facilities in Thalheim, Germany. The manufacturing equipment was relocated to our other facilities in Malaysia in the first half of 2015.

In connection with the relocation of our manufacturing facilities, we have restructured our workforce in Germany. The production transfer to other sites and the corresponding restructuring has led to a reduction of the workforce in Germany by approximately 550 positions. We continue to maintain approximately 450 jobs in Germany. In February 2015, we have reached an agreement with the works council representing the employees in Germany on the terms and conditions of the restructuring program. In 2015, we incurred approximately $22.0 million of restructuring cost, including termination payments, in connection with the restructuring. In connection with the restructuring of our workforce, we may be subject to disputes with our former employees and the related cost could have a material adverse effect on our business and results of operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 3, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
David N.K. Wang	487,500	*
Jung Pyo Seo	—	—
Seong Woo Nam	—	—
Seung Deok Park	—	—
Seung Heon Kim	—	—
Hyun Chul Chun	—	—
All Directors and Executive Officers as a Group(3)	487,500	*
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	3,910,394,773	94.01%

*	less than 0.1%
—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The number of shares beneficially owned by each listed person as of March 3, 2016. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of March 3, 2016. Percentage of beneficial ownership of each listed person is based on 4,159,609,517 ordinary shares outstanding as of March 3, 2016, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report. This number excludes: (i) the remaining 401,407 ADSs which were issued to facilitate our convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of $0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 21,322 ADSs (representing 1,066,100 ordinary shares) which have been reserved by our company as of March 3, 2016 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares would be 4,200,808,315 if those numbers mentioned above are to be included.
(3)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this annual report.
(4)	Held 3,903,989,723 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of $0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 128,101 ADSs (representing 6,405,050 ordinary shares) as of March 3, 2016. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Hanwha Corporation together with its affiliates hold approximately 36.94% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.04% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar.

As of March 3, 2016, approximately 6.59% of our outstanding ordinary shares, represented by 5,532,525 ADSs, were held in the form of ADSs in the United States by 40 record holders, among which 37 record holders were U.S. holders.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Share Ownership.”

B. Related Party Transactions

We engage from time to time in various transactions with related parties, including our affiliates. We believe that we (and, historically, both Q CELLS and Hanwha SolarOne) have conducted our transactions with related parties as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.

After the completion of our initial public offering on December 26, 2006, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee.

Private Placement

In September 2010, we issued in a private placement an aggregate of 36,455,089 ordinary shares to Hanwha Solar at a purchase price of $2.144 per share for an aggregate sale price of $78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 901,961 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value of $0.0001 per ordinary share.

In connection with our public offering of 920,000 ADSs in November 2010, we issued in a private placement to Hanwha Solar an additional 45,981,604 ordinary shares at a price of $1.8 per ordinary share for an aggregate sale price of $82.8 million pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010.

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

Specific Approvals

The prior approval of a majority of our independent directors will be required to delist the ADSs from Nasdaq, deregister our ordinary shares or the ADSs under the Exchange Act, or amend any provision of our organizational documents to the extent that such amendment would be inconsistent with or conflict with the provisions of the shareholder agreement.

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

Equity Incentive Plan

See “Item 6.B. Compensation—2006 Share Option Plan” and “Item 6.B. Compensation—2007 Equity Incentive Plan.”

Material Transactions with Certain Shareholders and Affiliated Companies

A summary of our material transactions with related parties is set forth below. In addition, see Note 27 to our audited consolidated financial statements included elsewhere in this annual report for a description of material transactions with related parties.

Transactions between Hanwha SolarOne and Q CELLS

In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS, which generated revenues amounting to $66.6 million and $84.1 million, respectively. Hanwha SolarOne also purchased PV cells and other raw materials from Q CELLS to produce its own PV modules, which amounted to $15.6 million and $9.1 million in 2013 and 2014, respectively. Since our acquisition of Q CELLS in February 2015, transactions between Hanwha SolarOne and Q CELLS have become intercompany transactions not reported in our consolidated financial statements.

Transactions with Hanwha Corporation

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, and it is engaged in the global trading business, among others. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Corporation which then resells the PV modules purchased from us to system integrators and third-party distributors in various markets. We also purchase (and, historically, both Q CELLS and Hanwha SolarOne purchased) raw materials, primarily polysilicon and silver paste, from Hanwha Corporation. In 2015, our sales to Hanwha Corporation amounted to $117.5 million and our purchase of raw materials from Hanwha Corporation amounted to $306.7 million. Q CELLS’ sales to Hanwha Corporation in 2013 and 2014 amounted to $30.6 million and $340.8 million, respectively. Q CELLS’ purchase of raw materials from Hanwha Corporation in 2013 and 2014 amounted to $165.3 million and $310.8 million, respectively.

As of December 31, 2015, we had amount due to Hanwha Corporation of $118.6 million, which primarily consisted of accounts payable related to purchases of raw materials, and amount due from Hanwha Corporation of $75.6 million, which primarily consisted of accounts receivable related to sales of PV modules. Q CELLS had amount due to Hanwha Corporation of $92.1 million and $63.8 million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts payable related to purchases of raw materials. Q CELLS had amount due from Hanwha Corporation of $37.9 million and $125.3 million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS USA Corp.

Hanwha Q CELLS USA Corp. is a wholly-owned subsidiary of Hanwha Q CELLS Americas Holdings Corp., an indirect subsidiary of Hanwha Corporation, and primarily engages in the sale and distribution of PV products and PV downstream business in the United States. Hanwha Q CELLS Americas Holdings Corp. is not our consolidated subsidiary. We sell (and, historically, Q CELLS sold) PV modules to Hanwha Q CELLS USA Corp. which then resell the PV modules purchased from us to system integrators and third-party distributors in the United States. Our sales to Hanwha Q CELLS USA Corp. in 2015 amounted to $139.7 million. Q CELLS’ sales to Hanwha Q CELLS USA Corp. in 2013 and 2014 amounted to $4.3 million and $2.5 million, respectively. In 2015, we also purchased PV modules from Hanwha Q CELLS USA Corp. for the amount of $20.4 million.

As of December 31, 2015, we had amount due from Hanwha Q CELLS USA Corp. of $58.9 million, which primarily consisted of accounts receivable/payable related to sales of PV modules. Q CELLS had amount due from Hanwha Q CELLS USA Corp. of $15.3 million as of December 31, 2014, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Japan Co., Ltd.

Hanwha Q CELLS Japan Co., Ltd. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Japan. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Q CELLS Japan Co., Ltd., which then resells the PV modules purchased from us to system integrators and third-party distributors in Japan. Our sales to Hanwha Q CELLS Japan Co., Ltd. in 2015 amounted to $193.4 million. Q CELLS’ sales to Hanwha Q CELLS Japan Co., Ltd. in 2013 and 2014 amounted to $218.6 million and $56.7 million, respectively.

As of December 31, 2015, we had amount due from Hanwha Q CELLS Japan Co., Ltd. of $21.0 million, which primarily consisted of accounts receivable related to sales of PV modules. Q CELLS had amount due from Hanwha Q CELLS Japan Co., Ltd. of $62.3 million and $1.1 million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Korea Corp.

Hanwha Q CELLS Korea Corp. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Korea. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Q CELLS Korea Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Korea. Our sales to Hanwha Q CELLS Korea Corp. in 2015 amounted to $76.5 million. Q CELLS’ sales to Hanwha Q CELLS Korea Corp. in 2013 and 2014 amounted to $7.5 million and $0.2 million, respectively.

As of December 31, 2015, we had amount due from Hanwha Q CELLS Korea Corp. of $142.2 million, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Chemical

Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, has guaranteed certain borrowings and notes of us (and, historically, both Q CELLS and Hanwha SolarOne), which have paid guarantee fees to Hanwha Chemical. As of December 31, 2015, the amount of our bank borrowings guaranteed or jointly guaranteed by Hanwha Chemical amounted to $690.2 million. The amount of Q CELLS’ bank loans, government loan and purchase price liabilities guaranteed by Hanwha Chemical amounted to $361.8 million and $413.5 million as of December 31, 2013 and 2014, respectively. In 2015, we purchased raw materials from Hanwha Chemical for the amount of $35.6 million.

Transactions with Hanwha Advanced Materials Corp.

Hanwha Advanced Materials Corp. is a wholly-owned subsidiary of Hanwha Chemical that engages in the manufacturing of various automotive and electronics materials, and is not our consolidated subsidiary. We purchase (and, historically, both Q CELLS and Hanwha SolarOne purchased) raw materials from Hanwha Advanced Materials Corp. Our purchase of raw materials from Hanwha Advanced Materials Corp. in 2015 amounted to $47.3 million. Q CELLS’ purchase of raw materials from Hanwha Advanced Materials Corp. in 2013 and 2014 amounted to nil and $5.5 million, respectively.

As of December 31, 2015, we had amount due to Hanwha Advanced Materials Corp. of $14.4 million, which primarily consisted of accounts payable related to purchases of raw materials.

C. Interests of Experts and Counsel

Not applicable.

ITEM  8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Export Sales

Our export sales in 2015 were $1,281.4 million and accounted for 71.2% of our net revenues.

Legal and Administrative Proceedings

On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. (collectively, “Hoku”), one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku has never made any delivery of polysilicon, and has also failed to return a $49 million prepayment to us. We demanded Hoku to return the prepayment and have vigorously pursued our claims against Hoku and based on the underlying facts. Hoku Corporation and Hoku Materials, Inc. each filed a Chapter 7 Petition in the Bankruptcy Court of Pocatello, Idaho on July 2, 2013. We are monitoring these Chapter 7 bankruptcy proceedings by both to determine whether the respective Chapter 7 trustees are able to successfully administer the estates, recover money and property for liquidation, make distributions on allowed claims and maximize our recovery. See “Item 3.D. Risk Factors—Risks Related to Our Company—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.”

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our operating margins. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC contractor, to pay a total amount of RMB92 million ($14.2 million) including, among other things, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of approximately RMB187 million ($28.9 million) for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million ($12.1 million) plus interests for late payment at the rate of 8.33‰ per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award, and two days later Guangdong Heyuan Court ordered Guo Hua to perform its obligations under the arbitral award. Guo Hua failed to do so. On December 7, 2015, Guangdong Heyuan Court ordered the evaluation and auction of Guo Hua’s assets to enforce the arbitral award. As of the date of this annual report, the evaluation is still on-going. We are also claiming that Guo Hua’s shareholders shall be held jointly liable for a part of the arbitral award. See “Item 3.D. Risk Factors—Risks Related to Our Company—We may be unable to collect payments from our customers on a timely basis or at all. If such collection problems occur, our business may suffer and our results of operations may be materially and adversely affected.”

As a result of a petition filed on October 9, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, on December 7, 2012, the USDOC, published an Antidumping Duty Order (an “AD Order”) and a Countervailing Duty Order (a “CVD Order”) on solar panels imported from China. Consequently, imports of solar panels from Hanwha Q CELLS Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from Hanwha Q CELLS Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%. Actual AD and CVD ultimately due are determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the AD and CVD Orders, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that Hanwha Q CELLS Qidong be reviewed in both the AD and CVD cases. In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the AD and CVD reviews of Hanwha Q CELLS Qidong. As a consequence, its AD and CVD rates remained unchanged and the previous AD deposits paid on entries into the United States made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, CVD deposits paid on entries into the United States made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of Hanwha Q CELLS Qidong’s AD entries made during the period from December 1, 2013 to November 30, 2015 or of its CVD entries made during the period from January 1, 2013 to December 31, 2014 was made to the USDOC. Consequently, these entries are to be liquidated at the deposit rates in effect at the time of entry.

In addition, on December 31, 2013, SolarWorld Americas, Inc. filed new AD cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, as well as (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the AD investigation) and/or that PRC exporters are receiving actionable subsidies (the CVD investigation). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong, to pay AD and/or CVD deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s AD investigation of subject CSPV products from China, the USDOC applied an AD deposit rate of 52.13% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s AD investigation of subject CSPV products from Taiwan, the USDOC applied an AD deposit rate of 19.50% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the CVD investigation and Final Order, the USDOC applied a CVD deposit rate of 38.43% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

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

Because Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong are not subject to the first administrative review, which was initiated on April 7, 2016, their entries made during the respective periods subject to the reviews will be liquidated at the deposit rates in effect at the time of entry. The ultimate liability for entries made during these periods (which is the liability of the importer of record) will be assessed when USDOC issues its automatic liquidation instructions covering the periods in question. These automatic liquidation instructions assessing the importers’ final liability for entries made during these respective periods are expected to be issued by USDOC in the very near future.

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product of China will be responsible for allocating the quota between PV companies, and Hanwha SolarOne has been allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 225.73 MW of modules and 5.22 MW of cells in 2015. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at Hanwha Q CELLS Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. On May 22, 2015, we received communication from the European Commission regarding the verifications confirming our compliance with the undertaking, as well as some further practical instructions. On June 8, 2015, we provided our responses to those instructions and on October 22, 2015 received follow-up questions on some of our responses. On October 30, 2015, we provided clarifications in response to the follow-up inquiry. As of the date of this annual report, we have not received any further written decision from the European Commission regarding the verifications. See “Item 3.D. Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

In May 2015, having determined that sufficient prima facie evidence existed for the initiation of an investigation pursuant to the relevant EU regulation, the European Commission initiated an investigation of a number of Chinese manufacturers including us, and conducted an anti-circumvention review to ascertain whether a circumvention of AD and CVD measures imposed by the EU on imports of PV modules and cells from China, Malaysia and Taiwan takes place. If the European Commission establishes that the circumvention of the existing AD and CVD has taken place, AD and CVD duties will be imposed in respect of imports consigned from Malaysia and Taiwan. The review is not targeted specifically against us. However, in order to ensure that no duties are imposed in respect of products produced at our production facilities in Malaysia, on June 17, 2015, we claimed an exemption from any possible countervailing and anti-dumping duties in respect of the products consigned from Malaysia. On February 12, 2016, the EU commission has officially published the outcome of its investigation regarding the possible circumvention of the existing trade defense measures through Malaysia and Taiwan and extended the definitive anti-dumping duty to imports of PV modules and cells from Malaysia and Taiwan, whether declared as originating in Malaysia and in Taiwan or not. While the import duties have generally been imposed on PV modules and cells imported from Malaysia and Taiwan, Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly owned subsidiary in Malaysia, has been explicitly exempted from this regulation as one of five companies from Malaysia.

On December 5, 2015 the European Commission initiated expiry reviews and a partial interim review, with the aim of examining whether the continued imposition of the measures on cells is still in the EU’s interest, of the anti-dumping and the countervailing measures applicable to imports of PV modules and cells from China. The results of these reviews are expected around the end of 2016.

In July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. In October 2015, we obtained an arbitral award in the amount of EUR 45.9 million regarding this arbitration proceeding.

On September 30, 2014, a European customer initiated arbitration proceedings against Hanwha Q CELLS Qidong, one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from Hanwha Q CELLS Qidong between 2009 and 2011 were defective, claiming total damages of approximately $240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, Hanwha Q CELLS Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, Hanwha Q CELLS Qidong filed its statement of defense, and through much of the first half of 2015 the European customer and Hanwha Q CELLS Qidong exchanged document requests and produced documents to each other. On September 30, 2015, the parties agreed to enter into settlement discussions and implement a temporary “standstill” of all proceedings in the arbitration. The merits hearing, which had been scheduled for May 2016, was also adjourned. As of the date of this annual report, the parties’ “standstill” remains in place.

On December 16, 2014, Konca Solar Cells Co. Ltd. (“Konca”) raised a counterclaim against Q CELLS in an arbitration proceeding initiated by Q CELLS in which Q CELLS claimed that Konca was to return $7.2 million of advance payments made by Q CELLS. Konca claimed a damage of $22.0 million alleging that Q CELLS owed Konca the amounts invoiced to, and unpaid by, the former Q Cells SE. Q CELLS asserted that in accordance with the asset purchase agreement pursuant to which Hanwha Solar acquired Q CELLS’ business in October 2012, it assumed assets of the former Q Cells SE but was specifically exempted from those liabilities claimed by Konca. This claim was settled on December 29, 2015, whereas Konca agreed to pay a settlement sum of $5.5 million to Q CELLS.

Other than as described above, there are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million ($1.1 million) to the holders of the series A convertible preference shares on December 31, 2006. Except for the foregoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

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

B. Significant Changes

There have been no significant changes since December 31, 2015, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

The ADSs, each representing fifty of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HQCL.”

In 2015, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of $7.70 per ADS to a high of $28.87 per ADS, as adjusted retrospectively to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares effective as of June 15, 2015.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Market for the periods indicated, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015 for all periods presented.

	Sales Price
	High	Low
Annually High and Low
2011	97.80	9.11
2012	25.10	7.74
2013	57.00	8.60
2014	42.40	10.50
2015	28.87	7.70
Quarterly High and Low
First Quarter 2014	42.40	24.10
Second Quarter 2014	31.30	21.20
Third Quarter 2014	28.40	17.50
Fourth Quarter 2014	24.10	10.50
First Quarter 2015	22.90	9.20
Second Quarter 2015	25.80	14.00
Third Quarter 2015	17.50	7.70
Fourth Quarter 2015	28.87	12.29
Monthly Highs and Lows
October 2015	19.00	12.29
November 2015	18.53	15.07
December 2015	28.87	18.08
January 2016	22.66	15.41
February 2016	17.90	13.69
March 2016	18.15	14.31
April 2016 (through April 21, 2016)	15.75	13.44

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs, each representing fifty of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006 and are under the symbol “HQCL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006. Our shareholders adopted some further amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 21, 2011. Such amendments include our name change, the increase of our authorized share capital from $50,000 to $100,000 and the deletion of the requirement of prior majority shareholder approval for issuance of shares in an amount equal to or more than 20% of all the shares issued and outstanding. Our shareholders adopted amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 4, 2015. Such amendments include our name change to “Hanwha Q CELLS Co., Ltd.”, the increase of our authorized share capital from $100,000 to $700,000 and the following provisions, among others:

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This discussion is not a complete description of all tax considerations that may be relevant. Further, it applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and use the U.S. dollar as their functional currency. This section does not address state, local, or foreign tax considerations that may be applicable, the Medicare Contribution tax on net investment income, or any U.S. federal estate or gift tax consequences, and does not address tax considerations applicable to U.S. Holders subject to special rules, such as:

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

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2015, and we do not currently expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2016, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial results and financial position may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Japanese Yen and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and Malaysian Ringgit. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in different currencies, which include our long-term loan from the Malaysian government denominated in Malaysian Ringgit.

We have entered into foreign currency derivative contracts to manage risks principally associated with foreign currency fluctuations for our sales contracts denominated in Japanese Yen, Australian dollar and Korean Won. As of December 31, 2015, we had outstanding cross-currency exchange rate contracts with notional amounts of $3,432.0 million, EUR20.0 million, JPY6,700 million, AUD32.5 million and KRW35,348.6 million. We may enter into additional forward contracts or enter into economic hedges in the future.

The estimated impact on our income (loss) before income taxes for 2015, from our holdings of assets and liabilities denominated in foreign currencies as of December 31, 2015, of a 1% change in U.S. dollar exchange rates against the specified currencies, assuming that all other variables remain constant and ignoring any impact on forecasted sales and purchases, is as follows:

	For the Year Ended December 31, 2015
	1% depreciation of $	1% appreciation of $
	(In millions $)
Euro	(1.0)	1.0
Malaysian Ringgit	0.8	(0.8)
RMB	2.1	(2.1)

Interest Rate Risk

Our exposure to interest rate risks relates to interest expense incurred in connection with short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. We have entered into interest rate swap agreements to manage risk with respect to our floating interest rate debt. As of December 31, 2015, we had an outstanding interest rate swap contract with notional amount of $38.0 million, under which we agreed to pay fixed interest rate rather than floating rate. We estimate the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

In 2015, if interest rates on our floating interest rate borrowings outstanding as of December 31, 2015 had been 1% point higher or lower with all other variables held constant, it would have had the following impact on our income (loss) before income tax:

	For the Year Ended December 31, 2015
	1% point decrease in interest rate	1% point increase in interest rate
	(In millions $)
Impact on Income (Loss) Before Income Tax	7.0	(7.0)

Inflation

Since our inception, inflation in China, Germany or Malaysia has not materially affected our results of operations.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for issuance and cancellation of ADSs directly from investors for depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2015, we did not receive any reimbursement from the depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

From November 2013 to January 2014, we issued and sold 671,696 ADSs with an aggregate sale price of $21.5 million pursuant to a distribution agency agreement. The effective date of our registration statement on Form F-3 (File number: 333-192049) was November 13, 2013. Credit Suisse Securities (USA) LLC acted as the sales agent and principal under the distribution agency agreement. The net proceeds from this offering have been used for general corporate purposes.

As of December 31, 2015, our cash resources amounted to $200.0 million, comprising cash on hand and bank deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Hanwha Q CELLS Investment Co., Ltd. and its subsidiaries, which are included in the 2015 consolidated financial statements of Hanwha Q CELLS Co., Ltd. and constituted $906.0 million and $235.0 million of total and net assets, respectively, as of December 31, 2015 and $847.1 million and $14.0 million of revenues and net income, respectively, for the year then ended.

  Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of internal control over financial reporting as of December 31, 2015, as stated in its report, which is included below. Ernst & Young Hua Ming LLP has also audited our consolidated financial statements for the year ended December 31, 2015, as stated in its report which is included on page F-2 in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hanwha Q CELLS Co., Ltd.

We have audited Hanwha Q CELLS Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Hanwha Q CELLS Investment Co., Ltd. and its subsidiaries, which are included in the 2015 consolidated financial statements of Hanwha Q CELLS Co., Ltd. and constituted $906.0 million and $235.0 million of total and net assets, respectively, as of December 31, 2015 and $847.1 million and $14.0 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Hanwha Q CELLS Co., Ltd. also did not include an evaluation of the internal control over financial reporting of Hanwha Q CELLS Investment Co., Ltd. and its subsidiaries.

In our opinion, Hanwha Q CELLS Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Hanwha Q CELLS Co., Ltd. as of December 31, 2015, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2015 and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 27, 2016

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Seung Heon Kim and Mr. Hyun Chul Chun qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have previously filed our code of business conduct and ethics, and posted the code on our website http://www.hanwha-qcells.com. The information contained on our website is not part of this annual report. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG AG Wirtschaftsprüfungsgesellschaft and Ernst & Young Hua Ming LLP (“EY China”), our principal external auditors, for the periods indicated. KPMG AG Wirtschaftsprüfungsgesellschaft was Q CELLS’ principal independent auditor for the year ended December 31, 2014 and EY China was our independent auditor for the year ended December 31, 2015.

	Year Ended December 31,
	2014	2015
	($)(1)	($)
Accountant	KPMG AG Wirtschaftsprüfungsgesellschaft	EY China
Audit fees(2)	737,617	1,145,322
Tax fees(3)	43,865	23,156
All other fees(4)	21,392	-

(1)	The fees for KPMG AG Wirtschaftsprüfungsgesellschaft are translated from EUR into U.S. dollars at the exchange rate as set forth on December 31, 2015 in the H.10 statistical release of the Federal Reserve Board, which was $1.0859 to EUR 1.00.

(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002.

(3)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice.

(4)	“All other fees” means the aggregated fees for other services rendered including legal and translation services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by EY China, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

In connection with the appointment of EY China, a member firm of Ernst & Young Global Limited (“EY Global”), as our independent auditor for the year ended December 31, 2015, EY China evaluated its auditor independence and informed us the following two matters that were inconsistent with the SEC and PCAOB auditor independence rules:

•	A Korean law firm, which became an affiliate of EY Global in July 2015, provided three legal services to a subsidiary of Hanwha Chemical from July 2014 through December 2015. The fees for the services in 2015, which included a success fee arrangement, were approximately $32,000. Legal services and contingent fees are prohibited under the SEC auditor independence rules. The legal services were limited to the disputes of such subsidiary of Hanwha Chemical, which did not have any direct or indirect impact on our consolidated financial statements or internal controls over financial reporting (“ICFR”) and EY China’s integrated audits thereon.

•	A German member firm of EY Global was engaged by Hanwha Q CELLS GmbH (“Q CELLS GmbH”) in January 2013 and March 2014 to perform certain agreed-upon procedures relating to the valuation of inventories and the calculation of EBITDA according to German GAAP in connection with the arbitration proceedings between Q CELLS GmbH and the insolvency administrator of Q Cells SE. Such services provided in connection with the arbitration are considered expert services, which are prohibited under the SEC auditor independence rules. The EY Global’s member firm received an aggregate fee of EUR 843,817 ($916,301) for these engagements, which, if allocated based on hours worked, would be EUR 273,259 ($296,732), EUR 430,002 ($466,939) and EUR 140,556 ($152,630) for 2013, 2014 and 2015, respectively. The engagements were completed in February 2015 before the consummation of the combination of Hanwha SolarOne and Q CELLS. The financial information subject of this agreed-upon procedure work was that of Q-Cells SE on or before October 15, 2012, which was not affiliated with us and had been in bankruptcy proceeding since it filed for bankruptcy in Germany in April 2012, and accordingly the financial information was not related to us or our subsidiaries.

Notwithstanding the inconsistencies noted above with respect to the SEC and PCAOB auditor independence rules, EY China informed us that, after considering all the facts and circumstances and the impact that these matters may have had on its independence with respect to us, it believes it was and is capable of exercising objective and impartial judgment on all issues encompassed within the conduct of its audits of our consolidated financial statements and ICFR.

Our audit committee also reviewed and considered the impact that these matters may have had on EY China’s independence with respect to us under the applicable SEC and PCAOB independence rules. After considering all the facts and circumstances, our audit committee determined that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY China was and is capable of exercising objective and impartial judgment on all issues encompassed within its audit engagement.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG AG Wirtschaftsprüfungsgesellschaft was the principal independent accountant of Q CELLS with respect to Q CELLS’ consolidated financial statements as of December 31, 2014, and for each of the years in the two-year period ended December 31, 2014 included in this annual report. KPMG AG Wirtschaftsprüfungsgesellschaft has relied on the audit report of PricewaterhouseCoopers ABAS Ltd. to the extent Q CELLS’ consolidated financial statements relate to Hanwha Q Cells Malaysia Sdn. Bhd., a significant subsidiary of Q CELLS. Subsequent to the reverse acquisition of Q CELLS by Hanwha SolarOne on February 6, 2015, we engaged Ernst & Young Hua Ming LLP, the independent accountant for Hanwha SolarOne prior to the reverse acquisition, as our principal independent registered public accounting firm, including with respect to Hanwha Q Cells Malaysia Sdn. Bhd., on March 16, 2016. Such engagement was approved by our audit committee.

During our fiscal years ended December 31, 2013 and 2014, and as of date of this annual report, there were no: (1) disagreements with either KPMG AG Wirtschaftsprüfungsgesellschaft or PricewaterhouseCoopers ABAS Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which such disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events as defined by the instructions to Item 16F of the Form 20-F.

The audit report of KPMG AG Wirtschaftsprüfungsgesellschaft on the consolidated financial statements of Q CELLS as of and for the years ended December 31, 2013 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of PricewaterhouseCoopers ABAS Ltd. on the consolidated financial statements of Hanwha Q Cells Malaysia Sdn. Bhd. as of and for the years ended December 31, 2013 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014 and through April 27, 2016, neither we nor anyone on our behalf consulted Ernst & Young Hua Ming LLP as it relates to Q CELLS regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and we have not obtained any written report or oral advice that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement", as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Ernst & Young Hua Ming LLP or a "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F.

Letters from KPMG AG Wirtschaftsprüfungsgesellschaft and PricewaterhouseCoopers ABAS Ltd. are attached as exhibits to this annual report.

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

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

Audited Consolidated Financial Statements of Hanwha Q CELLS CO., LTD.

•	Reports of Independent Registered Public Accounting Firms

•	Consolidated Balance Sheets as of December 31, 2014 and 2015

•	Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2013, 2014 and 2015

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011 (incorporated by reference to Exhibit 1.3 from our 20-F annual report, as amended, initially filed with the Commission on June 3, 2011)

1.4	Second Amended and Restated Memorandum and Articles of Association of Hanwha Q CELLS Co., Ltd., as amended by Special Resolution passed on April 6, 2015. (incorporated by reference to Exhibit 1.4 from our 20-F annual report filed with the Commission on April 17, 2015)

2.1	Form of Certificate for Ordinary Shares of Hanwha Q CELLS Co., Ltd. (incorporated by reference to Exhibit 2.1 from our 20-F annual report filed with the Commission on April 17, 2015)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.3	Amended and Restated Deposit Agreement, among Hanwha SolarOne Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 2.3 from our 20-F annual report filed with the Commission on April 17, 2015)

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Shareholder Agreement between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated December 8, 2014 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on December 8, 2014)

4.6	Share Purchase Agreement among Hanwha Solar Holdings Co., Ltd., Hanwha SolarOne Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd., dated December 8, 2014 (incorporated by reference to Exhibit 99.2 from Form 6-K submitted with the Commission on December 8, 2014)

4.7	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 9, 2010)

4.8	Amendment No. 1, dated November 12, 2013, to the Share Issuance and Repurchase Agreement, dated as of September 16, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd. (incorporated by reference to Exhibit 99.3 from Form 6-K submitted with the Commission on November 14, 2013)

8.1*	Subsidiaries of Hanwha Q CELLS Co., Ltd.

11.1	Code of Business Conduct and Ethics of Hanwha Q CELLS Co., Ltd. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Independent Registered Public Accounting Firm

23.4*	Letter from KPMG AG Wirtschaftsprüfungsgesellschaft regarding Item 16F of this annual report

23.5*	Letter from PricewaterhouseCoopers ABAS Ltd. regarding Item 16F of this annual report

101*	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2015 and 2014; (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA Q CELLS CO., LTD.

/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and Chief Executive Officer

Date: April 27, 2016

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Hanwha Q CELLS Co., Ltd.

We have audited the accompanying consolidated balance sheet of Hanwha Q CELLS Co., Ltd. (the “Company”) as of December 31, 2015, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanwha Q CELLS Co., Ltd. at December 31, 2015, and the consolidated results of its operations and its cash flows for the year in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 27, 2016

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Hanwha Q Cells Investment Co. Ltd.:

We have audited the accompanying consolidated balance sheet of Hanwha Q Cells Investment Co. Ltd. and its subsidiaries as of December 31, 2014 and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Hanwha Q Cells Malaysia Sdn. Bhd., a wholly-owned subsidiary, which statements reflect total assets constituting 28 percent of consolidated total assets at December 31, 2014, and total cost of goods sold constituting 47 percent and 50 percent of consolidated total cost of goods sold for the each of the years in the two-year period ended December 31, 2014, respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Hanwha Q Cells Malaysia Sdn. Bhd., is based solely on the report of the other auditors. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanwha Q Cells Investment Co. Ltd. and its subsidiaries as of December 31, 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

April 25, 2016

F- 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF
HANWHA Q CELLS MALAYSIA SDN. BHD.

In our opinion, the consolidated balance sheet as of December 31, 2014 and the related consolidated statements of income, changes of stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2014 present fairly, in all material respects, the financial position of Hanwha Q CELLS Malaysia Sdn Bhd and its subsidiary at 31 December 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements (not presented herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers ABAS Ltd.

PricewaterhouseCoopers ABAS Ltd.
February 26, 2016

F- 4

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED BALANCE SHEETS

(in millions of US dollars except share data)

		As of December 31,
	Note	2014	2015

Assets
Current assets:
Cash and cash equivalents		156.7	200.0
Restricted cash		2.4	172.2
Accounts receivable (net of allowance for doubtful accounts of $0.0 and $23.7 as of December 31, 2014 and 2015, respectively)	5	31.0	363.9
Notes receivable	5	-	1.2
Inventories	6	204.4	406.1
Advance to suppliers – net	7	6.6	28.2
Deferred tax assets – net	25	-	0.2
Derivative contracts	18	0.8	-
Amount due from related parties	27	168.6	324.6
Other current assets	8	14.2	74.3

Total current assets		584.7	1,570.7

Non-current assets:
Long-term prepayments	7	-	2.6
Fixed assets – net	9	147.8	877.3
Intangible assets – net	10	13.7	14.8
Land use rights – net	11	-	51.8
Goodwill	3	-	1.1
Long-term investments	12	-	17.1
Amount due from related parties	27	15.1	9.3
Deferred tax assets – net	25	3.6	0.8
Other non-current assets		1.3	2.0

Total non-current assets		181.5	976.8

Total assets		766.2	2,547.5

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	13	1.1	255.6
Long-term borrowings, current portion	13	1.2	161.1
Accounts payable		50.8	226.1
Notes payable	17	-	129.0
Accrued expenses and other liabilities	14	71.6	80.2
Warranty provision	15	10.5	43.6
Customer deposits	16	1.4	7.0
Deferred revenue	21	-	402.1
Derivative contracts	18	-	0.8
Amount due to related parties	27	87.1	201.4
Current portion of obligations under capital leases	20	5.7	-
Deferred tax liabilities	25	5.4	5.7
Unrecognized tax benefit	25	-	17.9

Total current liabilities		234.8	1,530.5

Non-current liabilities:
Long-term borrowings	13	283.5	553.5
Long-term obligations under capital leases	20	1.2	-
Long-term notes	19	-	100.0
Long-term warranty provision	15	17.0	17.4
Deferred tax liabilities	25	-	5.9

Total non-current liabilities		301.7	676.8

Total liabilities		536.5	2,207.3

Redeemable ordinary shares (par value $0.0001 per share; nil and 20,070,375 shares issued and outstanding at December 31, 2014 and December 31, 2015, respectively)	24	-	0.0

Shareholders’ equity
Ordinary shares (par value $0.0001 per share; 7,000,000,000 shares authorized; 3,701,145,330 and 4,160,675,592 shares issued and outstanding at December 31, 2014 and December 31, 2015, respectively)		0.4	0.4
Additional paid-in capital		329.8	431.1
Accumulated deficit		(64.0)	(20.2)
Accumulated other comprehensive loss	22	(36.5)	(71.1)

Total shareholders’ equity		229.7	340.2

Total liabilities, redeemable ordinary shares and shareholders’ equity		766.2	2,547.5

The accompanying notes are an integral part of the consolidated financial statements.

F- 5

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of US dollars, except share data and net income per share)

		For the year ended December 31,
	Note	2013	2014	2015

Net revenues
Third parties		241.1	308.1	1,134.2
Related parties	27	289.0	465.0	666.6

Total net revenues		530.1	773.1	1,800.8

Cost of revenues
Third parties		205.4	260.3	923.8
Related parties		246.3	392.9	543.0

Total cost of revenues		451.7	653.2	1,466.8

Gross profit		78.4	119.9	334.0

Operating expenses:
Selling expenses		32.6	31.6	94.1
General and administrative expenses		48.5	48.0	91.7
Research and development expenses		30.8	27.4	48.3
Restructuring charges	4	-	-	22.0

Total operating expenses		111.9	107.0	256.1

Operating income (loss)		(33.5)	12.9	77.9

Interest expense		(16.6)	(18.1)	(66.9)
Interest income		0.5	1.7	10.9
Exchange gains (losses)		2.0	7.0	(23.6)
Changes in fair value of derivative contracts	18	-	0.9	9.6
Investment loss	26	-	-	(1.3)
Share of losses of equity method investments	12	-	-	(0.6)
Reversal of litigation accruals	30	-	-	48.5
Other income (expense) - net		-	-	(0.6)

Income (loss) before income taxes		(47.6)	4.4	53.9

Income tax expenses	25	0.4	1.4	10.1

Net income (loss)		(48.0)	3.0	43.8

Net income (loss) loss per share:
Basic	32	$(0.03)	$0.00	$0.01
Diluted	32	$(0.03)	$0.00	$0.01

Number of shares used in computation of net income (loss) per share:
Basic	32	1,693,522,340	3,701,145,330	4,120,369,328
Diluted	32	1,693,522,340	3,701,145,330	4,120,689,668

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	22	1.2	(40.6)	(34.6)

Comprehensive income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s shareholders		(46.8)	(37.6)	9.2

The accompanying notes are an integral part of the consolidated financial statements.

F- 6

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED statements of cash flows

(in millions of US dollars)

		For the year ended December 31,
	Note	2013	2014	2015

Cash flows from operating activities:
Consolidated net income (loss)		(48.0)	3.0	43.8
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) from derivative contracts	18	-	(0.9)	0.9
Depreciation, amortization and impairment		35.6	37.4	83.3
Amortization of long-term deferred expenses		-	-	1.9
Loss from disposal of subsidiaries		-	-	1.3
Stock compensation expenses	23	-	-	0.7
Write-down of inventories	6	20.2	6.6	10.2
Reversal of litigation accruals	30	-	-	(48.5)
Provision for doubtful collection of accounts receivable	5	4.1	0.3	4.3
Deferred tax expense	25	0.4	1.4	4.6
Non-cash interest expense on amortization of long-term debt and litigation accruals		9.3	7.7	7.9
Non-cash income from reversal of personnel provisions and R&D subsidies		-	(2.5)	-
Cash paid to purchase silver accounts		-	(2.7)	-
Foreign currency exchange loss		-	-	37.0
Changes in operating assets and liabilities:
Restricted cash		(6.6)	4.2	(67.0)
Accounts receivable		(126.0)	(37.1)	(196.4)
Notes receivable		-	-	(0.7)
Inventories		(89.3)	(46.1)	(74.0)
Advance to suppliers and long-term prepayments		-	-	10.1
Other current assets		(1.4)	(13.2)	(11.2)
Other non-current assets		-	-	(2.5)
Amount due from related parties		-	-	(44.8)
Accounts payable		149.7	(26.5)	42.2
Notes payable		-	-	26.8
Warranty provision	15	2.9	(1.5)	9.0
Accrued expenses and other liabilities		11.4	(11.7)	22.1
Amount due to related parties		-	-	(14.4)
Customer deposits		-	-	1.9
Deferred revenue	21	-	-	402.1

Net cash provided by (used in) operating activities		(37.7)	(81.6)	250.6

Cash flows from investing activities:
Net cash received from an acquisition	3(a)	-	-	70.2
Net cash received from asset acquisitions	3(b)	-	-	9.1
Proceeds for sale of asset held for sale		9.0	-	-
Acquisition of fixed assets and intangible assets		(15.5)	(45.6)	(200.0)
Change in restricted cash		-	-	4.4
Proceeds from disposal of fixed assets		-	-	0.4
Issuance of loans to related parties	27	(0.2)	(19.5)	(66.1)
Repayment of loans by related parties		-	-	25.0
Cash paid for long-term investment	12	-	-	(16.9)
Net cash received from disposal of subsidiaries	26	-	-	2.1

Net cash used in investing activities		(6.7)	(65.1)	(171.8)

The accompanying notes are an integral part of the consolidated financial statements.

F- 7

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED statements of cash flows – CONTINUED

(in millions of US dollars)

		For the year ended December 31,
	Note	2013	2014	2015

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares		220.2	-	-
Proceeds from bank borrowings		50.0	69.3	655.8
Principal payments on bank borrowings		(30.0)	(6.4)	(684.6)
Principal payments on government loan		(1.0)	(0.9)	(0.8)
Proceeds from related party borrowings	27	-	-	35.8
Repayment of related party borrowings		-	-	(13.0)
Principal payments on capital lease obligations		(1.0)	(5.6)	(6.6)
Arrangement fee for short-term bank borrowings		-	-	(2.1)
Arrangement fee and other related costs for long-term notes		-	-	(1.0)

Net cash provided by (used in) financing activities		238.2	56.4	(16.5)

Net increase (decrease) in cash and cash equivalents		193.8	(90.3)	62.3

Effect of exchange rate changes on cash and cash equivalents		2.0	(10.7)	(19.0)

Cash and cash equivalents at the beginning of year		61.9	257.7	156.7

Cash and cash equivalents at the end of year		257.7	156.7	200.0

Supplemental disclosure of cash flow information:
Interest paid		7.3	10.4	50.6
Realized gain from derivative contracts	18	-	-	10.5

Supplemental schedule of non-cash activities:

Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		-	-	28.0

The accompanying notes are an integral part of the consolidated financial statements.

F- 8

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONSOLIDATED statements of changes in shareholders’ equity

(in millions of US dollars except share data)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2013		1,232,949,935	0.1	109.9	(19.0)	2.9	93.9

Shares issued		2,468,195,395	0.3	219.9	-	-	220.2
Net loss for the year		-	-	-	(48.0)	-	(48.0)
Other comprehensive income		-	-	-	-	1.2	1.2

Balance as of December 31, 2013		3,701,145,330	0.4	329.8	(67.0)	4.1	267.3

Net income for the year		-	-	-	3.0	-	3.0
Other comprehensive loss		-	-	-	-	(40.6)	(40.6)

Balance as of December 31, 2014		3,701,145,330	0.4	329.8	(64.0)	(36.5)	229.7

Vesting of restricted stock units		795,304	-	-	-	-	-
Settlement of restricted stock units vested with shares held by depository bank		(795,304)	-	-	-	-	-
Share-based compensation	23	-	-	0.5	-	-	0.5
Share issued to depository bank		1,550,000	-	-	-	-	-
Acquired in the Transaction	3	457,980,262	0.0	100.8	-	-	100.8
Net income for the year		-	-	-	43.8	-	43.8
Other comprehensive loss	22	-	-	-	-	(34.6)	(34.6)

Balance as of December 31, 2015		4,160,675,592	0.4	431.1	(20.2)	(71.1)	340.2

The accompanying notes are an integral part of the consolidated financial statements.

F- 9

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION

Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.,) (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The Company through its subsidiaries is principally engaged in the development, manufacturing and sales of photovoltaic (“PV”) products and providing services for the development and installation of ground-mounted and commercial rooftop PV systems. The Company and its subsidiaries prior to the Transaction as described in further detail below are collectively referred to as “SolarOne Group” hereinafter.

On February 6, 2015, the Company acquired a 100% equity interest in Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and its subsidiaries (collectively referred to as “Q CELLS Group” hereinafter) from Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”), a wholly owned subsidiary of Hanwha Chemical Corporation (“Hanwha Chemical”), in an all-stock transaction (the “Transaction”) as disclosed in Note 3, Reverse Acquisition. Q CELLS was formed on September 12, 2012. Q CELLS Group’s business activities commenced in 2012 with the acquisition of the former Q Cells SE, a manufacturer of solar cells and modules, in a business combination which was completed on October 16, 2012.

Concurrent with the completion of the acquisition of Q CELLS, the Company changed its name from Hanwha SolarOne Co., Ltd. to Hanwha Q CELLS Co., Ltd. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.

(i)	The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2015:

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership		Principal activities
			2015	2014
Q CELLS	September 12, 2012	Cayman Islands	100%	100%	Investment holding

Hanwha Q CELLS GmbH (“HQG”)	May 3, 2012	Germany	100%	100%	Sales of PV products and providing system integration services / downstream business

Hanwha Q CELLS Malaysia Sdn. Bhd	March 21, 2008	Malaysia	100%	100%	manufacturing and sales of PV products

Hanwha Q CELLS Chile SpA	March, 14, 2014	Chile	100%	100%	Sales of PV products and providing system integration services / downstream business

Hanwha Q CELLS Güneş Enerjisi A.Ş	March, 13, 2014	Turkey	100%	100%	Sales of PV products and providing system integration services / downstream business

Hanwha Q CELLS Australia Pty Ltd.	December, 14, 2009	Australia	100%	100%	Sales of PV products

Hanwha Q CELLS France s.a.s.	February, 16, 2015	France	100%	N/A	Sales of PV products

Hanwha UK Solar1 Ltd. (formerly known as Fenland Green-End Solar Holding Ltd.)	March, 18, 2015	U.K.	100%	N/A	Investment holding

F- 10

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION (CONT’D)

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership		Principal activities
			2015	2014
Hanwha Q CELLS Corp.	December 19, 2014	Korea	100%	N/A	Development, manufacturing and sales of PV products

Hanwha Q CELLS Hong Kong Limited. (formerly known as “Hanwha SolarOne Hong Kong Limited”) (“Q CELLS HK”)	May 16, 2007	Hong Kong	100%	N/A	Investment holding and international procurements/sales

Hanwha Q CELLS (Qidong) Co., Ltd. (formerly known as “Hanwha SolarOne (Qidong) Co., Ltd.”) (“Q CELLS Qidong”)	Aug 27, 2004	PRC	100%	N/A	Development, manufacturing and sales of PV products

Hanwha Q CELLS (Nantong) Co., Ltd. (formerly known as “Hanwha SolarOne (Nantong) Co.,Ltd.”) (“Q CELLS Nantong”)	April 15, 2011	PRC	100%	N/A	Develop, manufacture and sell photovoltaic (“PV”) products to both domestic and overseas customers

Hanwha Q CELLS America Inc. (formerly known as “Hanwha SolarOne USA Inc.”)	September 18, 2007	United States	100%	N/A	Sales of PV products

Hanwha Q CELLS Canada Inc. (formerly known as Hanwha Solar Canada Inc.)	April 26, 2012	Canada	100%	N/A	Sales of PV products

Hanwha SolarOne GmbH	November 1, 2015	Germany	100%	N/A	Sales of PV products

Hanwha SolarOne (Shanghai) Co., Ltd.	March 29, 2006	PRC	100%	N/A	Sales of PV products

Hanwha Q CELLS Technology Co., Ltd.(formerly known as “Hanwha SolarOne Technology Co., Ltd.”)	August 1, 2007	PRC	100%	N/A	Manufacturing of silicon ingots and wafers

Hanwha Solar Electric Power Engineering Co., Ltd.	May 25, 2010	PRC	100%	N/A	Providing solar systems integration services and sales of PV products

(ii)	Variable Interest Entities

The Group establishes or acquires share interest in entities which may be considered variable interest entities in the process of initiating and executing its downstream operations. The Group consolidates such variable interest entities, even if there are other variable interests in such entities, if the Group is considered the primary beneficiary of such entities.

The Group analyzes all such entities and classifies them as either (a) entities that must be consolidated because they are either not variable interest entities (“VIEs”) and the Group holds the majority voting interest, or because they are VIEs and the Group is the primary beneficiary; and (b) entities that do not need to be consolidated and are accounted for under either the equity or cost methods of accounting because they are either not VIEs and the Group holds a minority voting interest, or because they are VIEs and the Group is not the primary beneficiary.

F- 11

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION (CONT’D)

(ii)	Variable Interest Entities (Cont’d)

Entities are considered VIEs if (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (ii) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (iii) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

The Group is considered the primary beneficiary of and are required to consolidate a VIE if the Group has the power to direct the activities that most significantly impact that VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of that VIE that could potentially be significant to the VIE. If the Group is determined not to have the power to direct the activities that most significantly impact the entity, then the Group is not the primary beneficiary of the VIE.

The Group’s downstream activities typically require some form of equity investments, depending on the structure of the deal and the markets in which these activities take place.

Two entities in the U.K in which the Group held an equity interest were VIEs not subject to consolidation as the Group did not hold a majority interest in either of those companies and was not the primary beneficiary. As of December 31, 2014, the two projects in U.K. together had a carrying value of $33.6 million, consisting of $24.2 million of direct material and labor input and those general and administrative expenses allocable to the projects and $9.1 million of loans to the project companies compared to $0.3 million in 2013. These amounts constitute the maximum risk of loss to the Group as of December 31, 2014 and 2013, respectively. The Group had no equity interest in VIEs prior to 2013. These entities ceased to be VIEs when the Group acquired the controlling interest in them on March 31, 2015. These entities were subsequently wholly-owned subsidiaries and consolidated by the Group until their disposal in December 2015. The disposal of these two companies follows the accounting discussed in “Revenue Recognition” with respect to sales of solar power projects.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Reverse Acquisition

On February 6, 2015, the Company completed the acquisition of Q CELLS Group from Hanwha Solar in an all-stock transaction (the “Transaction”).

The Transaction is accounted for as a reverse acquisition under the acquisition method of accounting, in accordance with ASC 805, Business Combinations. Q CELLS is determined as the accounting acquirer. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the Transaction only reflect the historical consolidated financial statements of Q CELLS. Upon the consummation of the Transaction, Q CELLS applied purchase accounting to the assets and liabilities of SolarOne Group. Subsequent to the Transaction, the consolidated financial statements reflect the results of the combined company. The historical issued and outstanding Q CELLS common shares have been recast to retrospectively reflect the number of shares issued in the Transaction in all periods presented. See Note 3, Reverse Acquisition, for further information on the Transaction.

F- 12

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Foreign Currency

The functional currencies of the operating subsidiaries are generally their local currencies, as determined based on the criteria of ASC 830, Foreign Currency Translation. The reporting currency of the Group is United States dollars (“$”), which is also the functional currency of the Company. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of comprehensive income (loss). The Group translates assets and liabilities of its foreign operations into the reporting currency at the exchange rates in effect at the balance sheet date. The Group translates income and expense items of such foreign operations into the reporting currency at the average exchange rate during the year. The resulting translation adjustments are recorded in other comprehensive income (loss). The Company operates internationally and is exposed to potentially adverse movements in currency exchange rates.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Area where management uses subjective judgment include, provision for doubtful debts, provision for advance to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and land use rights, impairment of fixed assets, land use rights and goodwill, valuation allowances on deferred tax assets, stock-based compensation expenses and contingent liabilities arising from litigation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates, and as such, differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and have original maturities less than 90 days.

Restricted Cash

Restricted cash represents amounts held by banks as security for letters of credit facilities, notes payable and bank borrowings, guarantees and performance bonds and, therefore, are not available for the Group’s use. Changes in restricted cash that relate to the purchase of raw materials or sale of goods are classified within cash flows from operating activities, changes in restricted cash that relate to the purchase of fixed assets are classified within cash flows from investing activities and changes in restricted cash that relate to bank borrowings are classified within cash flows from financing activities. The restriction on cash is expected to be released within the next twelve months.

F- 13

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Accounts and Notes Receivable

Accounts and notes receivable are recognized and carried at original invoiced amounts less an allowance for potential uncollectible amounts. An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on historical experience, account balance aging, prevailing economic conditions and an assessment of specific evidence indicating troubled collection. Accounts receivable of Q CELLS Group is insured against the risk of default and the insurance covers 90% of loss in the event of default by the customer. A receivable is written off after all collection efforts have ceased.

Arrangement Fees

Arrangement fees represent the incurred costs directly attributable to the bank borrowings. These costs are deferred and amortized using the effective interest method over the term of the bank borrowings.

Inventories

Inventories include (1) raw materials, work-in-progress and final goods and (2) project assets.

Prior to January 1, 2015, inventories were stated at the lower of cost or market value. Since the adoption of ASU No. 2015-11 (“ASU2015-11”), Inventory (Topic 330), Simplifying the Measurement of Inventory, inventories are stated at the net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

Project assets comprise of direct costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power projects. These costs include modules, installation and other direct development costs. The Company reviews project development cost for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environment, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project development costs and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within the consolidated statements of comprehensive income (loss). The Company did not recognize any impairment loss for the years ended December 31, 2013, 2014, 2015.

The cash flows associated with the acquisition, construction, and sale of solar power projects are classified as operating activities in the consolidated statements of cash flows. Solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which the Company refers to as "Project Companies". The Company consolidates the Project Companies.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20-50 years
Plant and machinery	5-15 years
Furniture, fixtures and office equipment	3-18 years
Others	1-20 years

F- 14

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Fixed Assets (Cont’d)

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest costs incurred during 2013, 2014 and 2015, were $16.6 million, $19.2 million and $69.9 million and interest capitalized during 2013, 2014 and 2015 amounted to nil, $1.1 million and $3.0 million, respectively.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Amortization is recognized on a straight-line basis over the estimated useful life of the respective asset.

Customer relationships	12 years
Technologies	3 years
Trade marks	Indefinite lives
Software licenses	3 years

Trademarks with indefinite lives are not amortized, but are tested for impairment annually, on December 31, and more frequently if events and circumstances indicate that the asset might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

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

Goodwill is reviewed at least annually at December 31 for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, Goodwill and Other Intangible Assets. The Group assigns and assesses goodwill for impairment at the reporting unit level. As of December 31, 2015, goodwill relates to the Transaction as disclosed in Note 3.

F- 15

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that goodwill is allocable to the SolarOne Group. The Group performed a goodwill impairment test as of December 31, 2015 and no impairment loss was recognized.

Long-term Investments

The Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings for investments in an investee over which the Group does not have significant influence in accordance with ASC 325-20, Investments - Other: Cost Method Investments.

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting in accordance with ASC323-10, Investments – Equity Method and Joint Ventures. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of the investees' income or loss in its consolidated statements of comprehensive income (loss).

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

No impairment loss had been recorded during each of the three years ended December 31, 2015.

Impairment of Long-Lived Assets Other Than Goodwill

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

F- 16

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Impairment of Long-Lived Assets Other Than Goodwill (Cont’d)

In the year ended December 31, 2014, the Group performed impairment tests on the buildings, machinery, and equipment in light of the restructuring of HQG’s operations. The results of this impairment test indicated that the restructuring was a non-adjusting event and a recognition of impairment loss was not necessary. Separately, the Group also conducted impairment tests on non-corporate assets outside of the asset group that were potentially not recoverable. Indicators for potential impairment existed for these assets independently from the restructuring. Assets subject to review included buildings that were left vacant for an extended period of time and softwares for which no future use could be identified. Based on this impairment assessment performed, the Group concluded the carrying amounts of some of these long-lived assets are not recoverable and recognized an impairment charge of $2.4 million as other expense, net in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2014. Of this amount, approximately $0.8 million resulted from the impairment of softwares and other intangible assets.

No impairment charge was recognized for the years ended December 31, 2013 and 2015.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, other receivables, accounts and notes payable, customer deposits, short-term bank borrowings, amounts due to/from related parties, long-term bank borrowings, long-term notes and derivative contracts. The carrying amounts of these financial instruments other than long-term bank borrowings and long term notes approximate their fair values due to the short-term maturity of these instruments. The carrying amount of the long-term bank borrowings and long-term notes also approximate their fair value since they bear floating interest rates which approximate market interest rates.

Financial Instruments – Foreign Currency Derivative Contracts and Interest Rate Swap Contract

The Group’s primary objective for holding foreign currency derivative contracts and interest rate swap contract is to manage its foreign currency risks principally arising from sales contracts denominated in Euros, Australian Dollar, Korean Won and Japanese Yen, and the interest rate risk for the long-term bank borrowings. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.

During the years ended December 31, 2013, 2014, the Group entered into cross-currency exchange rate agreements. Subsequent to the Transaction, for the year ended December 31, 2015, the Group entered into cross-currency exchange rate agreements and interest rate swap agreements to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of comprehensive income (loss). These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2015, the Group had outstanding cross-currency exchange rate contracts with notional amounts of $3,432.0 million, EUR20.0 million, JPY6,700 million, AUD32.5 million and KRW35,348.6 million (2014: $9.2 million), and interest rate swap contracts with notional amount of $38.0 million (2014: nil). The Group estimates the fair value of its foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

F- 17

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Revenue Recognition

Solar power products

The Group produces and sell PV modules. The Group periodically, upon special request from customers, sells PV cells and silicon ingots. The Group records revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of ASC 605-10, Revenue Recognition: Overall, are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

The Group performs ongoing credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where longer credit terms are granted to certain customers, the timing of revenue recognition was not impacted as the Group has historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers.

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales and purchases are included in selling expenses and cost of revenues, respectively.

Engineering, procurement, construction (“EPC”) services

The Company recognizes revenue related to long-term solar systems integration services on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. Unbilled amounts are included in the consolidated balance sheets as “unbilled solar systems integration revenue”. In certain arrangements which did not meet the requirements to measure revenue according to the progress towards completion, the Company recognized revenue upon completion of the contract.

Processing services

The Group entered into a processing service arrangement to process PV cells into PV modules with a third party. For this service arrangement, the Group “purchases” PV cells from the related party and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same party. The quantity of PV modules sold back to the same party under these processing arrangements is consistent with the amount of PV cells purchased from the same party based on current production conversion rates. In accordance with ASC 845-10, Accounting for Purchases and Sales of Inventory with the Same Counterparty, the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the same party. These sales are subject to all of the above-noted criteria relating to revenue recognition.

F- 18

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Revenue Recognition (Cont’d)

Solar power projects

The Company develops and sells solar power plants which generally include the lease of related real estate. The Company recognizes revenue from such sale in accordance with ASC 360-20, Real Estate Sales. The Company records the sale as revenue using full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Company has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Company considers the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and the Company does not have any substantial continuing involvement with the project.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. The Group does not offer implicit or explicit rights of return, regardless of whether goods were shipped to the distributors or shipped directly to the end user, other than due to product defect.

Cost of Revenues

Cost of revenues include direct, indirect production costs and project development costs.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were $1.6 million, $2.5 million and $1.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on PV modules sold to customers.

Q CELLS Group provides the following warranties on its products to its customers: a 12 year product warranty in which the Company warrants that its modules will not show any material defects or workmanship defects for a period of twelve years after initial purchase (invoice date). A 25 year performance warranty in which the Company warrants that 1) its modules will produce a minimum power output of at least 97% specified in the data sheet in the first year and performance degradation will be no more than 0.6% per year for the next 25 years, resulting in an output no less than 83% of the stated output 25 years after the invoice date. The Company also accrues warranty expenses for BoS (balance of system) parts used in projects. Terms of such warranties are the same as the original manufacturer’s warranty as the Group passes the liabilities incurred under such warranties to the original manufacturer.

F- 19

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Warranty Cost (Cont’d)

Before 2012, the standard warranty of SolarOne Group provides for a two to five-year warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. From January 1, 2012, the standard warranty of SolarOne Group provides a 12-year warranty against technical defects, and a 25-year linear warranty, which guarantees: 1) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, 2) an annual output degradation of no more than 0.7% thereafter, and 3) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity. Since January 2015, SolarOne Group updated the 25-year linear warranty, which guarantees no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity.

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

Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, the management accrued warranty costs for the Q CELLS Group for the 25 years of warranty period based on 0.5% of the production costs of PV modules in years ended December 31, 2013, 2014 and 2015. The SolarOne Group accrues for warranty costs for the two to 12-year warranty against technical defects based on 1% of revenue for PV modules and no warranty cost accrual has been recorded for the 10-year or 20 to 25-year warranties for decline from initial power generation capacity because the SolarOne Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process.

The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grants

Government grants received by the Group consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met and the grants are received. For the government grants that with no further conditions to be met, the amounts are recorded by offsetting to the operating expenses or cost of revenues when received; whereas for the government grants with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded by offsetting to the operating expenses or cost of revenues when the conditions are met.

F- 20

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Government Grants (Cont’d)

During the years ended December 31, 2013, 2014 and 2015, the Group recorded $1.2 million, $2.5 million and $0.8 million, respectively, of government subsidies as an offset to its operating expenses and cost of revenues. The government grants recorded in operating expense are not subject to adjustment and do not have any restrictions as to the use of funds.

As of December 31, 2014 and 2015, the Group recorded nil and $0.8 million, respectively, of government grants received as other payable because the Group has not fulfilled the conditions required by the government.

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

The Group applies ASC 740-10, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income (loss).

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in certain countries, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents a net VAT recoverable balance at the balance sheet date. Value added tax is presented on a net basis and excluded from revenues.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the property’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were $0.9 million, $1.5 million and $3.0 million for the years ended December 31, 2013, 2014 and 2015, respectively. The Group’s capital leases for the years ended December 31, 2013, 2014, and 2015 are disclosed in Note 20.

F- 21

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Net Income (Loss) Per Share

Net income (loss) per share is calculated in accordance with ASC 260-10, Earnings Per Share. Basic income (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income (loss) per share if their effects would be anti-dilutive. Net income (loss) per share for periods prior to the Transaction is retrospectively adjusted to reflect the number of weighted-average adjusted shares received by Solar Holdings, the former parent company of Q CELLS Group.

Defined Benefit Plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

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

F- 22

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Stock Compensation (Cont’d)

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Comparative Financial Statements

Certain comparative balances in the consolidated financial statements have been reclassified to conform to current year’s presentation to facilitate comparison.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), Interest – Imputation of Interest. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2015, the FASB issued ASU2015-11. Under ASU2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company early adopted ASU 2015-11 on a prospective basis since January 1, 2015. The impact of the adoption of ASU 2015-11 was not significant.

F- 23

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Recent Accounting Pronouncements (Cont’d)

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Business Combinations (Topic 805), Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. After the adoption of ASU 2015-17, all the current deferred tax assets will be reclassified as noncurrent deferred tax asset on the consolidated balance sheet. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advance to suppliers and long-term prepayments.

As of December 31, 2015, the Group has $46.7 million, $38.9 million and $34.9 million of cash and bank deposits in the PRC, Germany and Malaysia, which constitute about 23.4%, 19.5% and 17.5%, respectively of total cash and cash equivalents.

F- 24

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Concentration of Risks (Cont’d)

Concentration of credit risk (Cont’d)

(i)	The PRC

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

(ii)	Germany and Malaysia

In the event of bankruptcy of financial institutions, it is uncertain whether the Group will be able to receive its deposits back in full.

The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

As of December 31, 2014 and 2015, as a percentage of accounts receivable, the top four customers accounted for an aggregate of 73.4% and 33.0%, respectively. The Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

Advances to suppliers and long-term prepayments are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the five suppliers with largest advance balances accounted for an aggregate of 79.9% and 48.6% of total advance to suppliers balance as of December 31, 2014 and 2015, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations (Note 7). The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

Concentration of customers

As a percentage of revenues, the top five customers accounted for an aggregate of 50.0%, 60.8% and 35.3% for the years ended December 31, 2013, 2014 and 2015, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

F- 25

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2.	Summary of significant accounting policies (Cont’d)

Concentration of Risks (Cont’d)

Concentration of suppliers

A significant portion of the Group’s purchases are made from a limited number of suppliers. Purchases from its five largest suppliers who collectively account for an aggregate of 69.2%, 60.5% and 42.4% of the Group’s purchases for the years ended December 31, 2013, 2014 and 2015, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

3.	ACQUISITIONS

Reverse Acquisition

On February 6, 2015, the Company completed the acquisition of Q CELLS Group from Hanwha Solar in an all-stock transaction. The Company expects to achieve operating efficiencies and strengthening of its market position pursuant to the consummation of the Transaction. The Company issued 3,701,145,330 of its ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to the Company and Q CELLS became the Company’s wholly-owned subsidiary. As a result of the Transaction, Hanwha Solar’s ownership of the Company’s ordinary shares increased from approximately 45.7% to approximately 94.0%.

F- 26

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	ACQUISITIONS (CONT’D)

Reverse Acquisition (Cont’d)

Fair Value of Assets and Liabilities Acquired

The following table summarizes the calculation of the fair value of the total consideration transferred and the amounts recognized as of the Transaction Date (in millions of $, except shares and stock price):

Calculation of consideration transferred

The Company’s shares outstanding	457,980,262
The Company’s closing stock price on February 6, 2015	$0.22
Consideration attributable to common stock	100.8
Pre-existing amount due from Q CELLS Group to SolarOne Group	5.0

Total consideration transferred	95.8

Assets acquired and liabilities assumed

Cash and cash equivalents	70.2
Accounts receivable	156.5
Other current assets	408.3
Fixed assets	614.5
Land use rights	54.9
Other long-term assets	8.9
Total assets acquired	1,313.3

Short-term debt	219.4
Current portion of long-term debt	351.6
Other current liabilities	394.2
Long-term debt, net of current portion	248.6
Other long-term liabilities	4.8
Total liabilities assumed	1,218.6

Total net identifiable assets acquired	94.7
Goodwill arising on acquisition	1.1
Purchase consideration transferred	95.8

The net purchase consideration of the Transaction is determined as the value of equity of the accounting acquiree (in this case, the Company, the legal acquirer), adjusted by the settlement of the pre-existing relationship at the acquisition date. Consequently, the net purchase consideration is $95.8 million, which is the difference between (i) the value of the Company’s equity of $100.8 million using its closing stock price on February 6, 2015 of $ 11.00 per ADS (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015) and (ii) the net balance of $5.0 million of the pre-existing receivables and payables that are due from Q CELLS Group to SolarOne Group.

F- 27

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	ACQUISITIONS (CONT’D)

Reverse Acquisition (Cont’d)

Fair Value of Assets and Liabilities Acquired (Cont’d)

The purchase price allocation described above was determined with the assistance of a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. As a result of the valuation, the fair value of the acquired assets and liabilities, other than the fixed assets and the land use rights, approximates their carrying values. Adjustments of US$117.6 million and US$12.6 million were recorded to decrease and increase the carrying values of SolarOne Group’s fixed assets as well as land use rights, to their fair values, respectively. Specifically, the valuation of SolarOne Group’s fixed assets and land use rights were performed using the depreciated replacement cost method, accompanied by an economic obsolescence factor derived from a profitability test.

Goodwill is primarily attributed to expected synergies from combining Q CELL Group’s and SolarOne Group’s existing businesses, including, but not limited to, expected cost synergies from overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost. The Company also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional brands. The acquired goodwill is not deductible for income tax purposes.

The amount of net sales and net income of SolarOne Group included in the Company’s consolidated statement of comprehensive income (loss) from the acquisition date of February 6, 2015 to December 31, 2015 are as follows:

In millions of $

Net revenues	1,280.2
Net income	29.8
Total comprehensive loss	3.9

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2014 and 2015 are presented as if the Transaction had occurred as of January 1, 2014. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

In millions of $	For the year ended December 31,
	2014	2015

Net revenues	1,464.1	1,831.3
Net income (loss)	(90.5)	29.8
Income (loss) per share - basic	$(0.02)	$0.01

These amounts have been computed after applying the effects of the Company’s accounting policies.

F- 28

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	ACQUISITIONS (CONT’D)

Reverse Acquisition (Cont’d)

Transaction Expenses

Advisory, financing, integration and other transaction costs directly related to the Transaction totaled $3.2 million for the year ended December 31, 2015.

4.	RESTRUCTURING CHARGES

In January 2015, Q CELLS announced restructuring plans to restructure its global operations. This decision includes the shutdown of its production facilities in Thalheim, Germany and the transfer the machineries used for production to the production site in Malaysia. This plan results in a downsizing of the workforce in Germany which was communicated in March 2015 and an alternate use for certain assets that cannot be transferred. The Company estimated that it will recognize aggregate charges pursuant to the restructuring plan up to $22.0 million, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

The following table summarized the activities related to the restructuring charges as discussed.

In millions of $	Employee Severance	Other	Total

Liability as of January 1, 2015	-	-	-
Restructuring charges	19.0	3.0	22.0
Cash payments	(14.8)	(1.3)	(16.1)
Effect of foreign currency translation	(0.2)	0.0	(0.2)
Liability as of December 31, 2015	4.0	1.7	5.7

The Company reported such restructuring expenses as a separate line item of “restructuring charges” within the operating expenses in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2015.

F- 29

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

5.	AccOUNTS AND Notes receivable

The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows:

In millions of $	As of December 31,
	2014	2015

Beginning balance	-	0.0
Acquired in the Transaction	-	20.2
Provision for doubtful debt	0.3	4.3
Write-off of doubtful debt	(0.3)	-
Effect of foreign currency translation	-	(0.8)

Ending balance	0.0	23.7

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.

6.	InVENTORIES

Inventories consist of the following:

in millions of $	As of December 31,
	2014	2015

Raw materials	88.3	110.8
Work-in-progress	2.1	39.1
Finished goods	88.5	243.6
Project assets	25.5	12.6

	204.4	406.1

As of December 31, 2014 and 2015, raw materials amounting to $23.1 million and $19.6 million of the Group were held in custody by other parties for processing, respectively. The write-down of inventories amounted to $20.2 million, $6.6 million and $10.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

F- 30

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

7.	Advance to suppliers and Long-term prepayments

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

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, the Group may seek to recover the advances from the suppliers and will provide for losses on advances in cost of revenues where the Group believes the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated.

In circumstances where a supplier is in contractual default and the Group has termination rights that require repayment of its remaining deposit and the Group has asserted such rights, the advances are reclassified to other current assets in the consolidated balance sheets. Similarly, the Group reclassifies advances to other current assets when legal proceedings have commenced wherein the Group is claiming a breach of contract and is seeking monetary recovery of the remaining deposit. A provision for loss is recognized in operating expenses in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated.

8.	OTHER CURRENT ASSETS - net

Other current assets consist of the following:

in millions of $	As of December 31,
	2014	2015

VAT recoverable	10.4	40.4
Other receivables – net	-	15.0
Prepaid expenses – net	3.7	14.4
Unbilled solar systems integration revenue	-	3.8
Income taxes recoverable	0.1	0.7

	14.2	74.3

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

F- 31

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

9.	fixed assets – net

Fixed assets, including those held under capital leases, consist of the following:

in millions of $	As of December 31,
	2014	2015

Land and buildings	53.7	218.9
Plant and machinery	118.2	593.4
Furniture, fixtures and office equipment	12.7	23.6
Others	-	0.4
	184.5	836.3
Less: Accumulated depreciation	(75.1)	(120.7)
	109.4	715.6
Construction-in-progress	38.4	161.7

	147.8	877.3

Depreciation expenses were $27.3 million, $29.1 million and $76.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

The carrying amounts of the Company’s fixed assets held under capital leases at respective balance sheet dates were as follows:

in millions of $	As of December 31,
	2014	2015

Plant and machinery	12.1	-
Less: accumulated depreciation	(5.4)	-

	6.7	-

Depreciation of plant and machinery under capital leases was $0.7 million, $5.2 million and $6.1 million, for the years ended December 31, 2013, 2014 and 2015, respectively. Due to the restructuring mentioned in Note 4, the Company terminated the capital leases contracts during the year ended December 31, 2015.

As of December 31, 2015, buildings with a net book value of $53.2 million, and plant and machinery with a net book value of $46.4 million, were pledged for short-term bank borrowings of $95.5 million and long-term bank borrowings of $43.2 million (Note 13). As of December 31, 2014 and 2015, property, plant and equipment with book values of 90.4 million and $207.5 million were pledged for the Government Loan of $125.0 million and $166.2 million, respectively (Note 13).

F- 32

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

10.	INTANGIBLE ASSETS - NET

Intangible assets as of December 31, 2015 consist of the following

in millions of $	Acquisition cost	Accumulated amortization	Book value

Customer relationships	3.5	(1.0)	2.5
Technologies	11.6	(11.5)	0.1
Trade marks	5.4	-	5.4
Software licenses	18.6	(12.3)	6.3
Others	0.5	(0.0)	0.5

	39.6	(24.8)	14.8

Intangible assets as of December 31, 2014 consist of the following

in millions of $	Acquisition cost	Accumulated amortization	Book value

Customer relationships	3.9	(0.7)	3.2
Technologies	12.8	(10.1)	2.7
Trade marks	6.0	-	6.0
Software licenses	13.6	(11.8)	1.8

	36.3	(22.6)	13.7

Trade marks represent the Q CELLS trade mark, which has an indefinite useful life. The amortization of customer relationships is presented in selling and marketing costs whereas the amortization of technologies and software licenses are reported in cost of sales, selling and administrative costs, and research and development costs based on their use.

Aggregate amortization expense for intangible assets for the years ended December 31, 2013, 2014, and 2015 was $8.2 million, $7.6 million, and $5.3 million, respectively. Estimated amortization expense for the next five years is as follows:

in millions of $	Amortization

For the years ending December 31,
2016	2.9
2017	2.1
2018	1.0
2019	0.4
2020	0.4
Beyond 2021	2.6

F- 33

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

11.	LaND USE RIGHTS - NET

in millions of $	As of December 31,
	2014	2015

Land use rights
Cost	-	52.9
Less: Accumulated amortization	-	1.1

	-	51.8

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located.

As of December 31, 2015, land use rights with a net book value of $33.6 million was pledged for short-term bank borrowings of $104.1 million and long-term bank borrowings of $7.2 million (Note 13).

The amortization expense for the years ended December 31, 2013, 2014 and 2015 was nil, nil and $1.1 million, respectively. For each of the next five years, the estimated annual amortization expense of land use rights is $1.3 million.

12.	LONG-TERM INVESTMENTS

Long-term investments include the investments on common stocks in the following investees as of December 31, 2015:

Name of investee	Percentage of ownership	in millions of $
Renew Akshay Urja Private Limited	44%	15.8
Others		1.3

Investments accounted for under the equity method

The movement of the investments accounted for under equity method is as follows:

in millions of $	For the year ended December 31,
	2014	2015

At beginning of the year	-	-
Investment	-	16.9
Acquired in the Transaction	-	1.1
Share of loss of equity method investment	-	(0.6)
Effects of foreign currency translation	-	(0.3)

At end of the year	-	17.1

There were no indicators of impairment noted for these long-term investments as of December 31, 2015.

F- 34

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

13.	BORROWINGS

in millions of $	As of December 31,
	2014	2015

Total borrowings	285.8	970.2

Comprised of:
Short-term bank borrowings	1.1	255.6
Long-term bank borrowings, current portion	0.3	160.4
Malaysian Government Loan, current portion	0.9	0.7
	2.3	416.7

Long-term bank borrowings, non-current portion	118.2	429.2
Malaysian Government Loan, non-current portion	165.3	124.3
	283.5	553.5

	285.8	970.2

The short-term bank borrowings outstanding as of December 31, 2014 and 2015 bore an average interest rate of 2.54% and 2.36% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and have terms of one month to one year.

The long-term bank borrowings outstanding as of December 31, 2014 and 2015 bore an average interest rate of 2.41% and 2.53% per annum, respectively, and were denominated in Renminbi, Korean Won and $. These borrowings were obtained from financial institutions and will mature serially during 2016 to 2019.

Subsequently, on March 24, 2016, the Company drew down one-year-period bank borrowings of $45,000,000 from KEB Hana Bank (the “2016 Loan”). The 2016 Loan bear interests at a floating rate indexed to six-month LIBOR plus a margin of 2.5% per annum. Interests are payable on a semi-annually basis from March 24, 2016 to March 24, 2017. The 2016 Loan will mature on March 24, 2017 and repayable at its principal amount plus accrued and unpaid interest thereon. According to the agreement, the 2016 Loan was borrowed for the purpose to repay the existing loan of the Group. As a result of the above re-financing, the current portion of its long-term bank borrowings of $45,000,000 were classified as a non-current liability as of December 31, 2015.

F- 35

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

13.	BORROWINGS (cont’d)

The current and non-current portions of long-term bank borrowings as of December 31, 2015 will be due in installments between the periods of January 1, 2016 to December 31, 2016, and January 1, 2017 to October 20, 2019, respectively.

As of December 31, 2014 and 2015, unused loan facilities for short-term and long-term bank borrowings amounted to $34.9 million and $52.7 million, respectively.

All bank borrowings as of December 31, 2014 were secured/guaranteed by Hanwha Chemical.

Bank borrowings as of December 31, 2015 were secured/guaranteed by the following:

Amount	Secured/guaranteed by
in millions of $

604.2	Guaranteed by Hanwha Chemical
54.5	Guaranteed by the Company and other subsidiaries of the Group
39.2	Jointly guaranteed by (i) Hanwha Chemical, and (ii) the Company and other subsidiaries of the Group
38.2	Jointly guaranteed by (i) Hanwha Chemical, (ii) the Company and other subsidiaries of the Group, and (iii) the Group’s buildings, plant and machinery and land use rights with net book value of $16.3 million, $19.5 million and $8.3 million, respectively
36.0	Guaranteed by the Group’s plant and machinery with net book value of $26.9 million.
24.9	Guaranteed by the Group’s buildings and land use rights with net book value of $3.5 million and $1.7 million, respectively
24.0	Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings and land use rights with net book value of $13.2 million and $3.7 million, respectively
15.6	Guaranteed by the Group’s buildings and land use rights with net book value of $20.3 million and $8.6 million, respectively
8.6	Jointly guaranteed by (i) Hanwha Chemical, (ii) the Company and other subsidiaries of the Group, and (iii) the Group’s land use rights with net book value of $11.4 million

845.2

As of December 31, 2015, the maturities of these long-term bank borrowings were as follows:

in millions of $	As of December 31, 2015

2016	160.4
2017	197.6
2018	221.6
2019	10.0

589.6
F- 36

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

13.	BORROWINGS (cont’d)

The original principal amount of a loan from the Malaysian government is 850.0 million Malaysian Ringgit ($198.0 million) (the “Government Loan”). The scheduled repayments began in 2013. The final maturity of the loan is in 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027, and a fixed 2% interest through maturity.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

in millions of $	As of December 31,
	2014	2015

Accrued wages and other employee welfare	-	21.2
Taxes payable	2.2	10.9
Pension	-	6.5
Restructuring charges	-	5.7
Accrued interest expense for bank borrowings	0.4	5.7
Accrued utility expenses	-	3.0
Accrued professional service fees	-	1.8
Accrued sales commission	-	1.6
Accrued freight and export related expense	-	1.0
Interest payable for long-term notes (Note 19)	-	0.6
Litigation accrual	58.5	0.2
Other accrued expenses and liabilities	10.5	22.0

	71.6	80.2

15.	accrued warranty costs

The Group’s warranty activity is summarized below:

in millions of $	For the year ended December 31,
	2014	2015

Beginning balance	29.0	27.5
Acquired in the Transaction	-	28.7
Warranty provision	7.1	17.3
Warranty reversal	(4.4)	(1.0)
Warranty claims	(0.3)	(7.3)
Effects of foreign currency translation	(3.9)	(4.2)

Ending balance	27.5	61.0
Thereof:
Current accrued warranty costs	10.5	43.6
Non-current accrued warranty costs	17.0	17.4

16.	customer deposits

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are refundable if the sales contract is terminated.

F- 37

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

17.	NOTES PAYABLE

As of December 31, 2015, notes payable were non-interest bearing and were secured by $124.9 million of the Group’s restricted cash. The Group did not pay any commission to the banks to obtain the notes payable facilities. These notes are due for repayment over the next six months ending June 30, 2016.

18.	Derivative contracts

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

The following table reflects the location in the consolidated statements of comprehensive income (loss) and the amount of realized and unrealized gains (losses) recognized in current earnings for the derivative contracts not designated as hedging instruments for the years ended December 31, 2013, 2014 and 2015:

in millions of $	Statement of comprehensive income (loss) location	For the year ended December 31,
		2013	2014	2015

Foreign exchange derivative contracts (not designated as hedging instruments) - realized	Changes in fair value of derivative contracts	-	-	11.0
Foreign exchange derivative contracts (not designated as hedging instruments) - unrealized	Changes in fair value of derivative contracts	-	0.9	(1.4)
Interest rate swap derivative contracts (not designated as hedging instruments) - realized	Changes in fair value of derivative contracts	-	-	(0.5)
Interest rate swap derivative contracts (not designated as hedging instruments) - unrealized	Changes in fair value of derivative contracts	-	-	0.5

		-	0.9	9.6

F- 38

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

18.	Derivative contracts (CONT’d)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2014 and 2015:

in millions of $	Balance sheet location	Fair value as of December 31,
		2014	2015

Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	0.8	-

Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	-	0.5
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	-	0.3

		-	0.8

19.	LONG-TERM NOTES

On January 16, 2013, QCELLS HK completed its issuance of three-year-period notes of $100,000,000 (the “2013 Notes”). The 2013 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum. Interests are payable on a quarterly basis from April 15, 2013 to January 15, 2016. The 2013 Notes will mature on January 15, 2016 and repayable at its principal amount plus accrued and unpaid interest thereon.

Subsequently, on January 11, 2016, the Company issued three-year-period notes of $100,000,000 (the “2016 Notes”). The 2016 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.9% per annum. Interests are payable on a quarterly basis from April 11, 2016 to January 11, 2019. The 2016 Notes will mature on January 11, 2016 and repayable at its principal amount plus accrued and unpaid interest thereon. The Group repaid 2013 Notes using the proceeds from issuance of 2016 Notes in January 2016. As a result of the above re-financing, the 2013 Notes were classified as a non-current liability as of December 31, 2015.

20.	CAPITAL leases

During 2014, HQG entered into a manufacturing agreement with a supplier which provides inter alia for the use of specific equipment for the Group’s purposes. As a result, the risks and rewards of ownership are transferred to Q CELLS. Accordingly, the payments to the supplier attributable to the assets are treated as capital lease payments in the Group’s consolidated financial statements.

Lease payments include minimum lease payments plus contingent payments if the Group fails to purchase the minimum delivery volume. No contingent payables incurred for the year ended December 31, 2014 and 2015.

The capital leases were terminated during the year ended December 31, 2015 (Note 9).

F- 39

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

21.	Deferred revenue

Deferred revenue represents cash payments received from a customer in advance of the delivery of PV modules. Revenue is recognized when the conditions for revenue recognition have been met. The deferred revenue is non-refundable unless the Group fails to fulfill the terms of the sales contract.

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The movement of accumulated other comprehensive loss is as follows:

in millions of $	Foreign currency translation adjustment

Balance as of December 31, 2012	2.9
Other comprehensive income	1.2

Balance as of December 31, 2013	4.1
Other comprehensive loss	(40.6)

Balance as of December 31, 2014	(36.5)
Other comprehensive loss	(34.6)

Balance as of December 31, 2015	(71.1)

23.	SHARE-BASED COMPENSATION PLANS

As a result of the reverse acquisition accounting treatment for the Transaction, previously issued SolarOne Group stock options and restricted stock units under the Company’s 2006 Option Plan and 2007 Incentive Plan, granted to employees and directors that were outstanding and unvested at the date of the Transaction, were accounted for as an exchange of awards. The fair value of such awards was insignificant.

F- 40

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

23.	SHARE-BASED COMPENSATION PLANS (cOnt’d)

The following tables summarized the Company’s share option activity under 2006 Option Plan and 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		($)	(Years)	($)

Outstanding, January 1, 2015	-	-	-	-
Acquired in the Transaction	2,854,000	1.77	3.14	-
Forfeited	(433,950)	1.73		-

Outstanding, December 31, 2015	2,420,050	1.78	2.22	-

Vested and expected to be vested at December 31, 2015	2,420,050	1.78	2.22	-

Exercisable at December 31, 2015	2,420,050	1.78	2.22	-

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of $0.4388 per ordinary share as of December 31, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2015.

No share options were granted, vested or exercised in 2015.

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

	Number of RSUs	Weighted- average grant date fair value
		($)

Unvested, January 1, 2015	-	-
Acquired in the Transaction	39,839	22.37
Granted	34,433	11.40
Vested	(16,187)	15.13
Forfeited	(6,020)	15.26

Unvested, December 31, 2015	52,065	18.19

The aggregate fair value of vested RSUs for 2015 measured based on respective grant-date fair values was $0.4 million. The aggregate fair value of the unvested RSUs as of December 31, 2015 was $0.9 million based on the quoted market price of the Company’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions.

F- 41

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

23.	SHARE-BASED COMPENSATION PLANS (cOnt’d)

As of December 31, 2015, there was $0.3 million of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 1.76 years. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

Total compensation expense relating to share options and RSUs recognized for the year ended December 31, 2015 is as follows:

in millions of $	For the year ended December 31,
	2013	2014	2015

Cost of revenues	-	-	0.2
Selling expenses	-	-	0.1
General and administrative expenses	-	-	0.3
Research and development expenses	-	-	0.1

	-	-	0.7

24.	Redeemable ordinary shares

On January 29, 2008 and concurrently with SolarOne Group’s convertible bond issuance (which was substantially repaid in January 2014), the Company issued and sold 901,961 ADSs (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015), representing 45,098,055 of the Company’s ordinary shares at the par value per share of $0.0001. On October 25, 2011, the Company repurchased and cancelled 500,554 ADSs (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015), representing 25,027,680 of the Company’s ordinary shares at the par value per share of $0.0001.

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

The redeemable ordinary shares issued qualified as a share lending arrangement under ASU 2009-05, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, because the purpose of issuance of the shares was to increase the availability of the Company’s shares and facilitate the ability of the holders to hedge the conversion option in the Company’s convertible debt and the Company is entitled to repurchase any or all of the ADSs at par value on any business day after the principal amount of the convertible bonds ceases to be outstanding.

F- 42

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	INCOME TAXES

Current Taxation

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries. The Group is subject to corporate income taxes in Germany, the PRC, Hong Kong, Malaysia, South Korea, USA, Australia, Chile, Turkey and United Kingdom. Taxes on income in the statement of operations and balance sheet reflect current and deferred taxes in these countries. The current and deferred tax assets and liabilities of the Group are measured based on local tax rates. The statutory income tax rates for the Group where it has significant operations are as follows:

	For the year ended December 31,
	2013	2014	2015

PRC	N/A	N/A	25%
Hong Kong	N/A	N/A	16.5%
Germany	29.13%	29.13%	29.13%
Malaysia	25%	25%	25%
South Korea	N/A	N/A	22%
USA	N/A	N/A	35%

In accordance with the PRC Income Tax Laws, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2015, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2015, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application.

Income (loss) before income taxes consists of:

In millions of $	For the year ended December 31,
	2013	2014	2015

Cayman	(0.1)	(0.7)	(17.2)
PRC	-	-	62.3
Others	(47.5)	5.1	8.8

	(47.6)	4.4	53.9

The income tax expense is comprised of:

In millions of $	For the year ended December 31,
	2013	2014	2015

Current	0.0	0.0	5.5
Deferred	0.4	1.4	4.6

	0.4	1.4	10.1

F- 43

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	INCOME TAXES (cont’d)

The reconciliation of tax computed by applying the statutory income tax rate of the Company to income tax expense is as follows:

In millions of $	For the year ended December 31,
	2013	2014	2015

Income tax computed at parent statutory tax rate	-	-	-
Non-deductible expenses	3.4	2.1	5.7
Foreign tax rate differences	(13.6)	0.2	12.0
Income not subject to taxation	-	(7.9)	(0.2)
Others	(0.2)	0.1	(5.2)
Changes in the valuation allowance	10.8	6.9	(2.2)

	0.4	1.4	10.1

Deferred Taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

F- 44

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	INCOME TAXES (Cont’d)

Deferred Taxation (Cont’d)

In millions of $	As of December 31,
	2014	2015

Deferred tax assets:
Current:
- Tax losses	3.0	-
- Account receivables and other assets	1.0	-
- Provisions	0.6	-
- Warranty provision	-	9.8
- Inventory write-off	-	4.9
- Allowance for advance to suppliers	-	25.4
- Allowance for doubtful accounts	-	5.4
- Others	-	3.2
Valuation allowance	(4.0)	(48.5)
Offsetting	(0.6)	-

Net current deferred tax assets	-	0.2

Non-current:
- Tax losses	36.3	109.3
- Fixed assets	12.6	44.5
- Intangible assets	0.7	-
- Provision	3.2	-
- Unabsorbed capital allowance	43.1	39.7
- Others	0.1	0.1
Valuation allowance	(91.2)	(190.0)
Offsetting	(1.2)	(2.8)

Net non-current deferred tax assets	3.6	0.8

Deferred tax liabilities:
Current:
- Financial assets	0.2	3.0
- Accounts receivable and other assets	5.7	2.6
- Liabilities	0.1	0.1
Offsetting	(0.6)	-

Current deferred tax liabilities	5.4	5.7

Non-current:
- Land use rights	-	7.4
- Intangible assets	0.8	0.3
- Fixed assets	0.4	-
- Others	-	1.0
Offsetting	(1.2)	(2.8)

Non-current deferred tax liabilities	-	5.9

F- 45

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

25.	INCOME TAXES (Cont’d)

Deferred Taxation (Cont’d)

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

As of December 31, 2015, the Group has a net tax operating loss from its PRC subsidiaries of $137.2 million which will expire between 2016 and 2020. Tax losses carried forward in Germany, Malaysia and Australia are not subject to expiration.

Uncertain Tax Positions

As of December 31, 2015, the Group’s unrecognized tax benefit is $17.9 million which related to tax incentives received. It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities. However, an estimate of the range of the possible change cannot be made at this time. All of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Reconciliation of accrued unrecognized tax benefits is as follows:

In millions of $	For the year ended December 31,
	2013	2014	2015

Beginning balance	-	-	-
Acquired in the Transaction	-	-	17.9

Ending balance	-	-	17.9

The Company’s PRC subsidiaries for the years ended December 31, 2011 to December 31, 2015 remain open to potential examination by the tax authorities. The Group’s operations in Germany remain subject to audit by tax authorities from 2012. The Group’s operations in Malaysia remain subject to audit by tax authorities from 2008.

As of December 31, 2015 and 2014, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

F- 46

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

26.	Investment Loss

Investment loss consisted of the loss from the following investments:

in millions of $	Investment (gain) loss

Loss on disposal of Nantong Hanwha PV-Tech Energy Co., Ltd.	1.6
Gain on liquidation of Hanwha Solar Australia Pty Ltd.	(0.3)

1.3

On May 27, 2015, Nantong Hanwha PV-Tech Energy Co., Ltd., a wholly owned subsidiary of the Group, was sold to a third party company with total consideration of $1.0 million, and the Group recognized $1.6 million of investment loss for the disposal.

On November 30, 2015, Hanwha Solar Australia Pty Ltd., a wholly owned subsidiary of the Group, applied for liquidation, and the Group recognized $0.3 million of investment income upon liquidation.

F- 47

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

27.	related party transactions

Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Hanwha Corporation	A major shareholder of Hanwha Chemical
Hanwha Chemical	Holding company of Hanwha Solar
SolarOne Group *	A group whose significant shareholder was Hanwha Chemical
Hanwha S&C Co., Ltd. (“Hanwha S&C”)	A company controlled by Hanwha Corporation
Hanwha TechM Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha Q CELLS Japan Co., Ltd. (“Q CELLS Japan”)	A subsidiary of Hanwha Corporation
Hanwha Q CELLS USA Corp. (“Q CELLS USA”)	A subsidiary of Hanwha Corporation
Hanwha Europe GmbH (“Hanwha Europe”)	A subsidiary of Hanwha Corporation
Hanwha Q CELLS Korea Corp. (“Q CELLS Korea”)	A subsidiary of Hanwha Corporation
Hanwha Foodist Food Co., Ltd. (“Hanwha Foodist”)	A subsidiary of Hanwha Corporation
Hanwha Techwin Co., Ltd. (“Hanwha Techwin”)	A subsidiary of Hanwha Corporation
Hanwha Hotel & Resort Inc.	A subsidiary of Hanwha Corporation
Hanwha TechM Hungary ZRt.	A subsidiary of Hanwha Corporation
Hanwha International LLC (“Hanwha International”)	A subsidiary of Hanwha Chemical
Hanwha Advanced Materials Corp. (“Hanwha Advanced”)	A subsidiary of Hanwha Chemical
Hanwha Chemical (Thailand) Co.,Ltd.	A subsidiary of Hanwha Chemical
Hanwha Chemical Malaysia Sdn. Bhd.	A subsidiary of Hanwha Chemical
Hancomm, Inc. (“Hancomm”)	A company whose significant shareholder is Hanwha S&C
Hanwha S&C Trading (Shanghai) Co., Ltd.	A subsidiary of Hanwha S&C
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	A subsidiary of Hanwha S&C
Primo Güneş Enerjisi A.Ş.	A subsidiary of Hanwha S&C
Burdur Enerji A.Ş.	A subsidiary of Hanwha S&C
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	A subsidiary of Hanwha S&C
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	A subsidiary of Hanwha S&C
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	A subsidiary of Hanwha S&C
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	A subsidiary of Hanwha S&C
ReNew Akshay Urja Pvt. Ltd.	Joint venture of Hanwha Q CELLS Corp.
Shanghai Baowangtiansui Solar Co., Ltd.	Associate of Hanwha SolarOne (Shanghai) Co., Ltd.
Fenland Renewables Ltd. **	VIE
Green End Renewables Ltd. **	VIE

* All the entities within the SolarOne Group ceased to be related parties subsequent to the consummation of the Transaction on February 6, 2015.

** The investments in these two entities were disposed in 2015.

F- 48

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years presented:

In millions of $	For the year ended December 31,
	2013	2014	2015

Purchase of product from:
Hanwha Corporation	165.3	310.8	306.7
Hanwha Advanced	-	5.5	47.3
Hanwha Chemical	-	3.7	35.6
Q CELLS USA	-	-	20.4
Q CELLS Korea	-	-	2.7
Hanwha International	-	-	2.3
Q CELLS Japan	-	2.1	3.1
SolarOne Group	66.6	84.1	-
Hanwha Europe	4.6	14.3	-
Hancomm	0.5	0.4	-
Others	0.1	0.3	1.1

	237.1	421.2	419.2

Purchase of services from:
Hanwha Corporation	-	-	40.1
Hanwha Foodist	-	-	4.9
Hanwha S&C	0.1	-	2.5
Hanwha International	-	-	1.8
Q CELLS USA	-	-	0.8
Hancomm	0.5	0.4	0.3
Others	-	0.3	3.4

	0.6	0.7	53.8

Purchase of fixed assets from:
Hanwha TechM Co.,Ltd.	-	-	89.4
F- 49

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

In millions of $	For the year ended December 31,
	2013	2014	2015
Sales of products to:
Q CELLS Japan	218.6	56.7	193.4
Q CELLS USA	4.3	2.5	139.7
Hanwha Corporation	30.6	340.8	117.5
Q CELLS Korea	7.5	0.2	76.5
Hanwha International	8.8	55.6	75.0
Renew Akshay Urja Private Limited	-	-	38.4
Burdur Enerji A.Ş.	-	-	10.2
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	-	5.7
Hanwha Engineering & Construction	-	-	3.7
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	-	-	2.0
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	-	1.4
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	-	1.4
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	-	-	1.4
SolarOne Group	15.6	9.1	-
Hanwha Europe	3.6	-	-
Others	-	0.1	0.3

	289.0	465.0	666.6

Borrowings from:
Hanwha S&C Trading (Shanghai) Co., Ltd.	-	-	16.0
Hanwha Chemical (Thailand) Co., Ltd.	-	-	5.0
Hanwha Chemical Malaysia Sdn. Bhd.	-	-	5.0
Hanwha Europe	-	-	9.8

	-	-	35.8

Loans to:
Q CELLS USA	3.2	15.3	30.0
Q CELLS Korea	-	-	30.0
Primo Güneş Enerjisi A.Ş.	-	-	5.1
Burdur Enerji A.Ş.	-	-	1.0
Fenland Renewables Ltd.	-	5.0	-
Green End Renewables Ltd.	-	4.1	-
Others	0.3	-	-

	3.5	24.4	66.1

Interest paid to:
Hanwha S&C	-	-	0.7
Hanwha Corporation	4.0	3.5	-

	4.0	3.5	0.7

Interest received from:
Q CELLS USA	0.1	0.3	0.9
Q CELLS Korea	-	-	0.7

	0.1	0.3	1.6

Commission fee for bank borrowings and long-term notes paid to:
Hanwha Chemical	3.6	2.3	7.7

F- 50

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Balances with Related Parties

As of December 31, 2014 and 2015, balances with related parties are comprised of the following:

In millions of $	As of December 31,
	2014	2015

Amount due from related parties:
Q CELLS Korea	-	142.2
Hanwha Corporation	125.3	75.6
Q CELLS USA	15.3	58.9
Q CELLS Japan	1.1	21.0
Hanwha Chemical	-	7.0
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	5.6
Renew Akshay Urja Private Limited	-	5.2
Primo Güneş Enerjisi A.Ş.	-	5.1
Shanghai Baowangtiansui Solar Co., Ltd.	-	4.2
Burdur Enerji A.Ş.	-	2.6
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	-	2.0
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	1.4
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	1.4
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	-	1.4
Hanwha International	21.4	0.3
SolarOne Group	11.5	-
Fenland Renewables Ltd.	5.0	-
Green End Renewables Ltd.	4.1	-

	183.7	333.9

Amount due to related parties:
Hanwha Corporation	63.8	118.6
Hanwha TechM Co.,Ltd.	-	26.3
Hanwha Advanced	-	14.4
Hanwha Europe	-	9.9
Hanwha Chemical	-	9.5
Hanwha S&C Trading (Shanghai) Co., Ltd.	-	7.9
Hanwha TechM Hungary ZRt.	-	4.4
Q CELLS USA	-	3.3
Q CELLS Korea	-	3.2
Q CELLS Japan	1.6	2.4
Hanwha S&C	-	1.2
Hanwha Techwin	-	0.2
Hanwha Hotel & Resort	-	0.1
SolarOne Group	21.5	-
Others	0.2	-

	87.1	201.4
F- 51

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

28.	employee defined contribution plan

Full-time employees of the Company’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were nil, nil and $13.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Full-time employees of the Company’s subsidiaries in Malaysia participate in a defined contribution plans, a post-employment benefit plans under which the Company pays fixed contribution into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Malaysian labor regulations require that the Malaysian subsidiaries of the Company make contributions to the government for these benefits based on about 12~13% of the employees’ salaries on a monthly basis. The total amounts for such employee benefits, which were expensed as incurred, were $1.0 million, $1.0 million and $1.1 million for the years ended December 31, 2013, 2014 and 2015, respectively.

29.	PENSION

The Group’s pension plan includes retirement benefit obligations of $6.5 million and other employee benefit obligations of $0.2 million. The retirement benefit obligation activity is as follows:

In millions of $	As of December 31, 2015

Beginning balance	-
Current service cost	2.1
Salary	(0.4)
Transferred-in from affiliated company	6.4
Transferred-out to affiliated company	(1.4)
Effect of foreign currency translation	(0.2)

Ending Balance	6.5

The assumed discount rate used in the accounting of the pension plan is 3.0%, and the estimated salary increasing rate is 5.1%.

F- 52

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

30.	commitments and contingencies

Acquisition of Fixed Assets

As of December 31, 2015, the Group had commitments of approximately $3.4 million related to the acquisition of fixed assets, which is expected to be settled within the next 12 months.

Operating Lease Commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2015 are as follows:

In millions of $	As of December 31, 2015

Year 2016	3.2
Year 2017	1.0
Year 2018	0.7

Total	4.9

The terms of the leases do not contain rent escalation or contingent rent.

Litigation

The Group was involved in certain cases pending in PRC and U.S. courts and arbitration as of December 31, 2015. For certain proceedings, the Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the statement of financial position or statements of comprehensive loss until the realization of the gain contingency.

In July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly known as Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. In October 2015, Q CELLS obtained an arbitral award in the amount of EUR45.9 million, in which EUR2.2 million ($2.4 million) representing the compensation on the legal and other fees incurred for the arbitration was deducted to operating expenses and the remaining EUR43.7 million ($48.5 million) was recorded as reversal of litigation accruals in the statement of comprehensive income (loss) to reverse the related liability accrued.

F- 53

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

30.	commitments and contingencies (CONT’D)

Income Taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2014 and 2015, the Group has recorded an unrecognized tax benefit for nil and $17.9 million, respectively.

31.	segment reporting

Prior to the Transaction, there was only one single operating segment because the Company’s chief operating decision maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of Q CELLS Group. Subsequent to the Transaction on February 6, 2015, the Company identified two operating segments, Q CELLS Group and SolarOne Group. The Company’s chief executive officer, who has been identified as the CODM, now reviews the operating results of each operating segment in order to allocate resources and assess the Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the operating segments in accordance with ASC topic 280 (“ASC 280”), Segment Reporting.

The CODM evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenue, operating costs and expenses, operating income, and total assets by the segment for the year ended December 31, 2015 were as follows:

In millions of $	SolarOne Group	Q CELLS Group	Total segments	Eliminations	Consolidated

Net revenue
- External customers	1,280.2	520.6	1,800.8	-	1,800.8
- Inter-segment	58.7	326.5	385.2	(385.2)	-
Total net revenue	1,338.9	847.1	2,186.0	(385.2)	1,800.8

Total cost of revenues and operating expenses	1,258.4	845.7	2,104.1	(381.2)	1,722.9

Segment profit	33.8	14.0	47.8	(4.0)	43.8

Total assets	2,027.8	906.0	2,933.8	(386.3)	2,547.5

F- 54

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

31.	segment reporting (cont’d)

The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

In millions of $	For the year ended December 31,
	2013	2014	2015

USA	12.6	59.3	519.4
South Korea	36.3	327.7	204.6
Japan	215.2	55.4	192.5
UK	34.0	111.1	187.5
The PRC	15.1	3.9	140.9
India	9.1	3.7	128.2
Turkey	-	0.3	120.3
Australia	19.7	12.4	73.0
Spain	0.2	0.6	59.0
Germany	80.1	67.4	42.6
France	18.7	45.6	35.8
Chile	-	-	23.4
Italy	32.0	18.0	16.0
Canada	-	5.7	13.0
Belgium	1.3	1.0	9.6
Switzerland	9.0	13.2	9.2
Malaysia	3.9	3.1	8.6
Israel	-	-	4.9
Mexico	0.1	-	1.3
South Africa	-	-	0.6
Portugal	7.6	28.9	0.5
Greece	6.0	0.6	0.3
Netherlands	1.9	0.7	0.3
Austria	5.0	4.7	-
Bulgaria	9.1	-	-
Cyprus	7.4	0.2	-
Others	5.8	9.6	9.3

Total net revenue	530.1	773.1	1,800.8

67.1%, 21.9% and 5.9% of the long-lived assets of the Group are located in the PRC, Malaysia and Korea, respectively as of December 31, 2015.

The customers that accounted for 10% or more of total net revenue for the year ended December 31, 2014 and 2015 are as follows:

In millions of $	For the year ended December 31,
	2014	2015

Hanwha Corporation	340.8	*
Q CELLS Japan	*	193.4

* Less than 10%

F- 55

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

32.	Income (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each period presented are calculated as follows (in millions of $, except share and per share amounts):

	For the year ended December 31,
	2013	2014	2015

Numerator:
Income (loss) attributable to ordinary shareholders – basic and diluted	(48.0)	3.0	43.8

Denominator:
Weighted-average number of shares outstanding – basic	1,693,522,340	3,701,145,330	4,120,369,328
Effects of dilution of stock options and RSUs granted in connection with the stock option plan	-	-	320,340

Weighted-average number of shares outstanding – diluted	1,693,522,340	3,701,145,330	4,120,689,668

Basic net income (loss) per share	$(0.03)	$0.00	$0.01

Diluted net income (loss) per share	$(0.03)	$0.00	$0.01

The historical issued and outstanding ordinary shares of Q CELLS have been recast to retrospectively reflect the number of shares issued in the Transaction in all periods presented.

The Company issued ordinary shares to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of these ordinary shares. The unused ordinary issued to share depository bank are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Company.

33.	Fair value measurementS

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

F- 56

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

33.	FAIR VALUE MEASUREMENTS (cont’d)

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

Foreign currency derivatives and interest rate swap are classified within Level 2 because they are valued using models utilizing market observable and other inputs.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2015 are summarized below:

	Fair value measurements at December 31, 2014 using:
In millions of $	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2014

Cash and cash equivalents
- Time deposits	156.7	-	-	156.7
- Restricted cash	2.4	-	-	2.4

Foreign currency derivatives
- Financial assets	-	0.8	-	0.8
- Financial liabilities	-	-	-	-

	Fair value measurements at December 31, 2015 using:
In millions of $	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2015

Cash and cash equivalents
- Time deposits	200.0	-	-	200.0
- Restricted cash	172.2	-	-	172.2

Foreign currency / interest rate swap derivatives
- Financial assets	-	-	-	-
- Financial liabilities	-	0.8	-	0.8

Accrued expense and other liabilities
- Pension	-	-	6.5	6.5

F- 57

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

34.	Subsequent eventS

Other than the information disclosed elsewhere in the financial statements, there was no subsequent event

35.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

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

Q CELLS Nantong is a WOFE since its establishment in 2011. Q CELLS Qidong became a WOFE in May 2006 and, therefore, is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although Q CELLS Qidong was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after-tax profit to the General Reserve Fund in accordance with the joint venture agreements entered into among the then joint venture partners and the appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund were at the discretion of the board of directors.

For other subsidiaries incorporated in PRC, the General Reserve Fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts.

There were no statutory reserves provided for the year ended December 31, 2015 as the Group’s PRC subsidiaries did not have distributable profit as of December 31, 2015.

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries which are restricted from transfer amounted to $631.3 million as of December 31, 2015.

F- 58

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

35.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (Cont’d)

Condensed Balance Sheet

In millions of $	Note	As of December 31, 2015

ASSETS
Current assets:
Cash and cash equivalents		0.7
Other current assets		2.2
Amount due from subsidiaries	b	164.3

Total current assets		167.2

Non-current assets:
Intangible assets		0.3
Long-term investment	a	440.2
Other long-term assets		0.8

Total non-current assets		441.3

Total assets		608.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables		0.8
Amount due to subsidiaries	b	60.5

Total current liabilities		61.3

Non-current liabilities:
Long-term bank borrowings		207.0

Total non-current liabilities		207.0

Total liabilities		268.3

Redeemable ordinary shares (par value $0.0001 per share; 20,070,375 shares issued and outstanding at December 31, 2015)		-

Shareholders’ equity
Ordinary shares (par value $0.0001 per share; 7,000,000,000 shares authorized; 4,160,675,592 shares issued and outstanding at December 31, 2015)		0.4
Additional paid-in capital		431.1
Accumulated deficit		(20.2)
Accumulated other comprehensive loss		(71.1)

Total shareholders’ equity		340.2

Total liabilities, redeemable ordinary shares and shareholders’ equity		608.5

F- 59

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

35.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (Cont’d)

Condensed Statement of Comprehensive Income (Loss)

In millions of $	For the year ended December 31, 2015

Net revenues	-
Cost of revenues	-

Gross profit	-

Operating expenses	7.7

Operating loss	(7.7)

Share of income (loss) from subsidiaries	60.3
Interest expenses - net	(9.3)
Other expenses - net	(0.3)
Exchange income (loss)	0.8

Income (loss) before tax	43.8

Income tax expenses	-

Net income (loss)	43.8

Other comprehensive income (loss), net of tax
Share of other comprehensive income (loss) from subsidiaries	(34.6)

Comprehensive income (loss)	9.2

Condensed Statement of Cash Flows

In millions of $	For the year ended December 31, 2015

Net cash used in operating activities	(14.0)

Net cash used in investing activities	(103.9)

Net cash provided by financing activities	118.2

Net increase (decrease) in cash and cash equivalents	0.3

Cash and cash equivalents at the beginning of year	0.4

Cash and cash equivalents at the end of year	0.7

F- 60

Hanwha Q CELLS Co., Ltd.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

35.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY (Cont’d)

Notes to the Condensed Financial Statements of the Company

(a)	Basis of presentation

In the Company-only condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “investment in subsidiaries”. Share of the subsidiaries’ profit or loss and share of subsidiaries’ other comprehensive income (loss) are presented as “share of loss from subsidiaries” and “share of other comprehensive income (loss) from subsidiaries”, respectively, on the condensed statements of comprehensive income (loss). Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiary's cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiary's losses.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b)	Related party transactions and balances

As of December 31, 2015, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

(c)	Commitments

The Company did not have any significant commitments or long-term obligations, other than the long-term bank borrowing, as of December 31, 2015.

F- 61