Form 20-F
period 2016-12-31
Hanwha Q CELLS Co., Ltd.
filed 2017-05-01
CIK 1371541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

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

4,181,107,925 Ordinary Shares, par value $0.0001 per share, as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒ No

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADSs” are to American depositary shares, each of which represents fifty ordinary shares. Effective as of June 15, 2015, we changed the ratio of the ADSs to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares. The number and ratio of the ADSs to ordinary shares has been adjusted retrospectively for all periods presented in this annual report to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares;

•	“AUD” are to Australian Dollar, the official currency of Australia;

•	“BNEF” are to Bloomberg New Energy Finance;

•	“BSF” are to the back surface field;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic (“PV”) products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” are to the method by which the cost of PV products are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“EUR” are to Euros, the official currency of the European Union;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“Hanwha Chemical” are to Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of Korea, which owns 100% of Hanwha Solar;

•	“Hanwha Q CELLS Hong Kong” are to Hanwha Q CELLS Hong Kong Limited;

•	“Hanwha Q CELLS Qidong” are to Hanwha Q CELLS (Qidong) Co., Ltd., our wholly-owned operating subsidiary in China;

•	“Hanwha Solar” are to Hanwha Solar Holdings Co., Ltd., a holding company incorporated in the Cayman Islands that currently owns approximately 94.0% of our outstanding ordinary shares;

•	“Hanwha SolarOne” are to Hanwha SolarOne Co., Ltd., our previous name prior to our name change in February 2015 to Hanwha Q CELLS Co., Ltd., and its consolidated subsidiaries, without including Q CELLS, which will be used to describe historical results of operations and financial condition of Hanwha SolarOne Co., Ltd and its consolidated subsidiaries prior to the acquisition of Q CELLS;

•	“JPY” are to the legal currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“KRW” are to the legal currency of the Republic of Korea;

•	“MW” refers to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption;

•	“MYR” are to the legal currency of Malaysia;

•	“PERC” are to the passivated emitter rear contact;

•	“PID” are to potential induced degradation, which is a phenomenon that occurs when ions are driven between the semiconductor material and other elements of the module (e.g., glass, mount and frame), causing the module’s power output capacity to degrade faster than the standard impairment rate.

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value $0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share we do not consider outstanding: (i) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010 and (ii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

•	“Q CELLS” are to Hanwha Q CELLS Investment Co., Ltd., a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries, including Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia Sdn. Bhd. and Hanwha Q CELLS Australia Pty Ltd., collectively; it does not include certain affiliates that have “Q CELLS” in their names, including Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are not consolidated subsidiaries of Hanwha Q CELLS Investment Co., Ltd. and have not been acquired by us;

•	“W” are to watt, a unit of power-generating capacity or consumption;

•	“we,” “us,” “our,” “our company,” the “company,” the “Group” and “Hanwha Q CELLS” refer to Hanwha Q CELLS Co., Ltd., formerly known as Hanwha SolarOne, and its consolidated subsidiaries; and

•	“$” and “U.S. dollars” are to the legal currency of the United States.

On December 26, 2006, we completed our initial public offering and listed the ADSs on the Nasdaq Global Market, which are traded under the symbol “HQCL.”

On January 29, 2008, we offered $172.5 million 3.50% convertible senior notes due 2018 (“2018 Convertible Notes”), to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (“Securities Act”), and received net proceeds of $167.9 million. Concurrently with the offering of these convertible notes, we offered 901,961 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. A portion of these ADSs were subsequently repurchased as described below.

From July 17, 2008 to August 12, 2008, we issued and sold 542,109 ADSs with an aggregate sale price of $73.9 million.

From September 17, 2009 to November 18, 2009, we issued and sold 388,839 ADSs with an aggregate sale price of $23.1 million.

In September 2010, we issued and sold to Hanwha Solar 36,455,089 ordinary shares for an aggregate sale price of $78.2 million. Concurrently with this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently issued an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 901,961 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. A portion of these ordinary shares were subsequently repurchased as described below. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 128,101 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a holding company incorporated in the Cayman Islands, is a wholly-owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products.

In November 2010, we issued and sold 920,000 ADSs with an aggregate sale price of $82.8 million. In order for Hanwha Solar to maintain after this offering the same level of beneficial ownership in our company before this offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of $82.8 million.

In October 2011, we repurchased and cancelled 500,554 ADSs and the ordinary shares represented by such ADSs, which were issued pursuant to a share issuance and repurchase agreement, dated January 23, 2008, to facilitate our convertible notes offering in January 2008, from Morgan Stanley & Co. International PLC. We also repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Hanwha Solar. These ADSs and ordinary shares were repurchased at par value of $0.005 per ADS and $0.0001 per ordinary share.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

Following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015, Q CELLS was determined as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations.” Consequently, the financial statements of Q CELLS are treated as our historical financial statements for all periods prior to the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

The following selected consolidated financial data have been derived from our and Q CELLS’ audited consolidated financial statements. Our selected consolidated statement of operations data for the years ended December 31, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements for the years ended December 31, 2015 and 2016 included elsewhere in this annual report. Q CELLS’ selected consolidated statement of operations data for the year ended December 31, 2014 has been derived from its audited consolidated financial statements for the relevant periods included elsewhere in this annual report. Q CELLS’ selected consolidated statement of operations data for the period from September 12, 2012 to December 31, 2012 and the year ended December 31, 2013 and its consolidated balance sheet date as of December 31, 2012, December 31, 2013 and December 31, 2014 have been derived from its audited consolidated financial statements, which is not included or incorporated by reference in this annual report.

The following selected consolidated financial information are qualified by reference to our and Q CELLS’ financial statements referred to above and the related notes. Our and Q CELLS’ consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	From	Year Ended December 31,
	September 12 to December 31, 2012(1)	2013	2014	2015	2016
	Q CELLS	Q CELLS	Q CELLS	Hanwha Q CELLS(2)	Hanwha Q CELLS
	($)	($)	($)	($)	($)
	(In millions, except number of shares and per share data)
Consolidated Statements of Operations Data
Net revenues	$65.6	$530.1	$773.1	$1,800.8	$2,425.9
Cost of revenues	72.3	451.7	653.2	1,466.8	1,985.6
Gross profit	(6.7)	78.4	119.9	334.0	440.3
Operating expenses	23.6	111.9	107.0	256.1	248.2
Operating income (loss)	(30.3)	(33.5)	12.9	77.9	192.1
Income (loss) before income taxes	(18.9)	(47.6)	4.4	53.9	123.2
Income tax expense (benefit)	—	0.4	1.4	10.1	(4.3)
Net income (loss)	(18.9)	(48.0)	3.0	43.8	127.5
Net income (loss) per share (diluted)	(0.02)	(0.03)	0.00	0.01	0.03
Basic number of shares	1,232,949,935	1,693,522,340	3,701,145,330	4,120,689,668	4,159,297,541

(1)	Q CELLS was incorporated on September 12, 2012 and commenced its operations on October 16, 2012 following the acquisition of business from Q Cells SE, which was in the bankruptcy proceedings. Therefore, the results of operations of Q CELLS for 2012 (as described herein) covers only the period between September 12, 2012 (the date of the incorporation) and December 31, 2012 and, as such, are not comparable to the results of operations of Q CELLS in the subsequent periods.

(2)	Our results of operations for 2015 represent Q CELLS’ (but not Hanwha SolarOne’s) results of operations for the period from January 1, 2015 to February 5, 2015 and our consolidated results of operations for the period from February 6, 2015 to December 31, 2015 following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

	As of December 31,
	2012	2013	2014	2015	2016
	Q CELLS	Q CELLS	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	($)	($)	($)	($)	($)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$61.9	$257.7	$156.7	$200.0	$390.0
Other current assets	146.4	340.4	427.8	1,370.7	961.5
Total current assets	208.3	598.1	584.7	1,570.7	1,351.5
Property, plant, and equipment	160.5	144.9	147.8	877.3	755.5
Other non-current assets	33.4	28.4	33.7	99.5	102.1
Total non-current assets	193.9	173.3	181.5	976.8	857.6
Total assets	402.2	771.4	766.2	2,547.5	2,209.1

Short-term borrowings, current portion of long-term borrowings and current portion of obligations under capital leases	31.0	10.7	8.0	416.7	527.9
Other current liabilities	98.0	262.9	226.6	1,113.8	602.4
Total current liabilities	129.0	273.6	234.8	1,530.5	1,130.3
Long-term borrowings and long-term notes, net of current portion	156.2	210.6	283.5	653.5	643.7
Other long-term liabilities	23.0	19.8	18.2	23.3	26.9
Total long-term liabilities	179.2	230.5	301.7	676.8	670.6
Total liabilities	308.2	504.1	536.5	2,207.3	1,800.9
Total stockholders’ equity	93.9	267.4	229.7	340.2	408.2
Total liabilities and stockholders’ equity	$402.2	$771.4	$766.2	$2,547.5	2,209.1

Other Financial Data

	Year Ended December 31,
	2013	2014	2015	2016
	Q CELLS	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
Gross margin	14.8%	15.5%	18.5%	18.1%
Operating margin	(6.3)%	1.7%	4.3%	7.9%
Net margin	(9.1)%	0.4%	2.4%	5.3%

	Year Ended December 31,
	2013	2014	2015	2016
	Q CELLS	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	($)	($)	($)	($)
	(In millions)
Depreciation, amortization and impairment	$35.6	$37.4	$83.3	$94.1
Acquisition of fixed assets and intangible assets	$15.4	$45.6	$200.0	$174.9

Other Operating Data

	Year Ended December 31,
	2013	2014	2015	2016
	Q CELLS	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped	622.8	967.1	2,956.1	4,583.0

	Year Ended December 31,
	2013	2014	2015	2016
	Q CELLS	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	($/W)	($/W)	($/W)	($/W)
Average selling price of PV modules	$0.75	$0.72	$0.58	$0.53

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Global demand for our PV products and associated average selling price of our PV products have been, and may continue to be, adversely affected by volatile market and industry trends.

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and availability of government subsidies. Although solar power generation has reached grid parity in certain markets, the economic feasibility of solar power still depends substantially on government policies toward the renewable energy industry, which can cause unexpected changes in demand and fluctuation in pricing within and between end markets. For example, in the United States, a major solar market, solar PV projects face great uncertainties after the recent presidential election and change of administration, which has been focused on conventional and fossil-fuel based energy solutions.

In the second half of 2016, the PV industry experienced a significant decline in average selling prices for PV products, as compared to the first half of 2016 due to a sharp collapse in demand in the China market, which triggered a cascading sharp decline in average selling prices across global markets. In addition, many tier-1 PV companies, including us, installed a significant amount of new cell and module production capacity, thereby creating an oversupply, which resulted in reductions in the prevailing market prices of PV products. The current oversupply condition is anticipated to last throughout this year, and if demand for PV products does not grow sufficiently to absorb the current oversupply, our revenue and profitability may be adversely affected. As a result, we may continue to be unprofitable in the next few quarters and for the full year basis.

Increases in the prices of raw materials, including polysilicon and silicon wafers, may adversely impact our business and results of operations.

Raw materials used in the production of solar cells and modules include silicon-related materials, silver paste and aluminum frames, among others. Among them, silicon-related materials such as polysilicon and silicon wafers are the most important raw materials and highest cost items used in the production of our PV products. Prior to mid-2008, there was an industry-wide shortage of polysilicon. In late 2008 and 2009, however, newly available polysilicon capacity has significantly increased supply of polysilicon, which resulted in a downward pricing trend for polysilicon. According to BNEF, spot prices for polysilicon ranged between $12.76 per kilogram and $17.66 per kilogram, ending the year at $14.97 per kilogram as of December 26, 2016.

While we anticipate the uptrend of polysilicon price in the fourth quarter of 2016 will be more subdued in 2017, as it has dropped by 6.4% to $14.01 per kilogram in the first quarter of 2017, there is no guarantee that the price of polysilicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely affect our business and results of operations.

The reduction or elimination of government subsidies and economic incentives for solar energy applications could have a material adverse effect on our business and prospects.

The growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may adversely impact the growth of the solar energy and PV products markets, which could decrease demand for our products and reduce our revenue.

Despite increased levels of solar penetration in many markets, the pure generation cost of solar energy currently exceeds the marginal cost of power furnished by the fossil-energy-fueled electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, the United States, China, Germany, the United Kingdom and France, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on conventional sources of energy generation. However, a number of these government economic incentives are set to be reduced and may be reduced further, or eliminated, for political, financial or other reasons, which will be difficult for us to predict. For instance, in line with the falling levelized cost of electricity (LCOE), the German government continuously reduced feed-in tariffs since 2009. With residential LCOE of approximately 0.10 €/kWh PV electricity in Germany is now considerably cheaper than consuming electricity from the grid (0.27 €/kWh-0.31 €/kWh). Only excess electricity is supplied to the grid at a feed-in tariff of approximately 0.12 €/kWh. The Japanese government reduced feed-in tariffs applicable to systems of 10 kW or more from JPY32 per kWh for the fiscal year of 2014 to JPY21 per kWh for the fiscal year of 2017. For systems of 10 kW or less, the feed-in tariff rate per kWh was reduced from JPY37 for the fiscal year of 2014 to JPY28 per kWh, or JPY30, if obligated to use an output control system, for the fiscal year of 2017. See “Item 4. Information on the Company—B. Business Overview—Regulation”. Japan and Germany accounted for 11.7% and 1.8% of our net revenues in 2016, respectively.

Political changes or fiscal difficulties in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. For example, the results of the 2016 United States presidential election may create regulatory uncertainty in the renewable energy industry, including the solar energy industry, and our business, financial condition, and results of operations could be adversely affected as a result. Members of the current United States administration have made public statements that indicate that the administration may not be supportive of various clean energy programs and initiatives designed to curtail climate change, and that it may be supportive of reducing the corporate tax rate and overturning or modifying policies of or regulations enacted by the prior administration that placed limitations on coal and gas electricity generation, mining, and/or exploration. The United States accounted for 51.6% of our net revenues in 2016.

If we are unable to compete in the highly competitive PV market, our revenue and profits may decrease and we may lose market share.

The PV market is highly competitive and we face competition from a number of global PV companies, such as JinkoSolar Holding Co., Ltd., Canadian Solar Inc., Trina Solar Limited, JA Solar Holdings Co., Ltd., First Solar, Inc. and SunPower Corporation. We believe that the principal competitive factors in the markets for our PV cells and modules are:

•	price;

•	product offerings and quality of products including conversion efficiency;

•	strength of supply chain and distribution network;

•	manufacturing capacity and capacity utilization;

•	manufacturing cost;

•	corporate financial stability;

•	after-sales services; and

•	brand name recognition.

Some of our current and potential competitors may have longer operating histories, access to larger customer bases and resources and greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a fluctuation in the demand for PV products.

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

The PV market in general competes with conventional power generation as well as other sources of renewable energy. Electricity is generated from a variety of sources, primarily including coal, natural gas, hydro power, nuclear power, oil and wind. The demand for PV products are affected by the prices of these fossil fuels and other renewable energy resources. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors, including global economic conditions and demand for energy resources, the level of investment by government and private enterprises in exploration and production activities and the degree of success of such activities in increasing the global supply, government regulations and policies concerning the energy sector and political developments in resource-producing countries or regions.

For example, the market prices of oil and natural gas significantly declined in 2014 and 2015 due to, among other factors, an increase in supply from shale explorations in the United States, as well as continued high level of production in the Middle East and Russia, and weak global economic conditions for growth. While market prices of oil and natural gas noticeably rebounded in 2016, they are still below pre-2014 prices. Any further decline in the prices of oil and natural gas could negatively affect the demand for PV products by reducing the cost of generating electricity from these sources and by undermining government and public support for the use of renewable energy sources.

If prices for conventional and other renewable energy resources decline or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could be materially and adversely affected.

Our success depends on our ability to respond to rapid market changes in the PV industry by developing new technologies and offering additional products and services, which could expose us to a number of risks and uncertainties.

The PV industry is characterized by rapid changes in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as higher cell efficiency, higher module power output and improved aesthetics. As a result, we expect that we will need to continuously develop or obtain access to more advanced technologies in order for us to respond to competitive market conditions and customer demands. In addition, such advanced technologies typically lead to declining average selling prices for products using older technologies or make our current products less competitive or obsolete. As a result, the profitability of any given product, and our overall profitability, may decrease over time.

In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the PV industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level that we anticipate, and we may not be able to successfully enhance existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.

If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue increasing market share, as well as our results of operations and profitability, will be materially and adversely affected.

Existing regulations and policies governing the electric utility industry, as well as changes to regulations and policies affecting PV products, may adversely affect the demand for our products and materially reduce our revenue and profit.

The electric utility industry is subject to extensive regulation and the market for PV products is heavily influenced by these regulations, as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continues to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profit.

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

In response to increasing trade tensions in the international solar market, especially in the United States and the European Union solar markets, we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable anti-dumping and countervailing duty proceedings. However, we cannot guarantee that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for enforcement of anti-dumping and countervailing duties. We note below major anti-dumping and countervailing duty proceedings and other restrictive practices relevant to us in the United States and the European Union:

United States. In October 2011, a trade action was filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) by SolarWorld Americas, Inc., formerly known as SolarWorld Industries America, Inc. until October 2014, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells of selling their products produced in China into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities.

On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells from Chinese producers had caused material injury to the U.S. CSPV industry. Finally, on December 7, 2012, the USDOC issued anti-dumping and countervailing duty orders. Consequently, imports of solar panels from Hanwha Q CELLS Qidong are subject to a combined effective anti-dumping and countervailing duty deposit rate of 29.18%, of which 15.24% is attributable to the countervailing duty. Imports of solar panels from Hanwha Q CELLS Hong Kong were subject to a combined effective rate of 254.66%, which is comprised of an anti-dumping duty of 239.42% and a countervailing duty of 15.24%.

Actual anti-dumping and countervailing duties ultimately due are determined by the USDOC after its review of actual transactions. Such reviews are normally initiated annually in the anniversary month (December) of the publication of the anti-dumping and countervailing duty orders upon request, and covers the preceding one-year period. In December 2013, the U.S. CSPV industry requested administrative reviews in both the anti-dumping and countervailing duty cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. CSPV industry requested that Hanwha Q CELLS Qidong be reviewed in both the anti-dumping and countervailing duty cases.

In the course of those reviews, based on the USDOC’s regulations, the U.S. CSPV industry withdrew its requests for the anti-dumping and countervailing duty reviews of Hanwha Q CELLS Qidong. Consequently, its anti-dumping and countervailing duty rates remained unchanged and the previous anti-dumping duty deposits paid on entries into the United States made from May 25, 2012 to November 30, 2013 were to be liquidated at the deposit rate in effect at the time of entry. Similarly, countervailing duty deposits paid on entries into the United States made from March 26 to December 31, 2012 were to be liquidated at the deposit rate in effect at the time of entry. Additionally, the USDOC was not requested to review Hanwha Q CELLS Qidong’s anti-dumping duty entries made during the period from December 1, 2013 to November 30, 2015 or of its countervailing duty entries made during the period from January 1, 2013 to December 31, 2014. Consequently, these entries were to be liquidated at the deposit rates in effect at the time of entry.

On December 31, 2013, SolarWorld Americas, Inc. filed new anti-dumping cases against similar CSPV products from China and Taiwan and a new countervailing duty case against China. These new cases sought anti-dumping and countervailing duties against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, and (ii) CSPV products containing cells of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the “Anti-Dumping Investigation”) and/or that PRC exporters were receiving actionable subsidies (the “Countervailing Investigation”). The USITC published its final determination on February 10, 2015 that the U.S. CSPV industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including products imported from Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong, to pay anti-dumping duty and/or countervailing duty deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s Anti-Dumping Investigation of subject CSPV products from China, the USDOC applied an anti-dumping duty deposit rate of 52.13% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s Anti-Dumping Investigation of subject CSPV products from Taiwan, the USDOC applied an anti-dumping duty deposit rate of 19.50% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “all other” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the Countervailing Investigation and final order, the USDOC applied a countervailing duty deposit rate of 38.43% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “all-other” companies, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

Moreover, entries of subject CSPV products made before the USITC’s final determination are potentially subject to different anti-dumping and countervailing duty rates than those identified in the USDOC final orders. In connection with the Countervailing Investigation, U.S. Customs and Border Protection (“CBP”) has continued to suspend liquidation of unliquidated countervailing duty deposits of 26.89% for entries of subject cells from the PRC entering the United States on or after June 10, 2014 (the date on which USDOC published its preliminary countervailing duty determination) but before October 8, 2014 (the date on which USDOC instructed CBP to discontinue the suspension of liquidation).

Similarly, in connection with the Anti-Dumping Investigations, CBP will continue to suspend liquidation of unliquidated anti-dumping duty deposits of 42.33% for entries of CSPV products from China and 24.23% for entries of CSPV products from Taiwan entering the United States on or after July 31, 2014 (the date on which USDOC published its preliminary anti-dumping duty determination) but before January 28, 2015 (the date provisional measures expires).

Because Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong are not subject to the first administrative review, which was initiated on April 7, 2016, their entries made during the respective periods subject to the reviews will be liquidated at the deposit rates in effect at the time of entry. The ultimate liability for entries made during these periods (which is the liability of the importer of record) will be assessed based on liquidation instructions issued by the USDOC on July 8, 2016.

On March 6, 2017, at Hanwha’s request, the USDOC initiated a “changed circumstances” review, and preliminarily found that Hanwha Q CELLS Qidong is the successor-in-interest to SolarOne Qidong for purposes of the anti-dumping duty orders on solar cells and solar products from the PRC and (a) Q CELLS Hong Kong is the successor-in-interest to SolarOne Hong Kong for purposes of the anti-dumping duty order on solar products from the PRC. If the USDOC’s final results affirm that finding, the successor entities would be entitled to the predecessor entities’ cash deposit rates with respect to U.S. entries of merchandise subject to the orders. As with the preliminary results, the USDOC continues to find that (a) Q CELLS Qidong is the successor-in-interest to SolarOne Qidong for purposes of the anti-dumping duty orders on solar cells and solar products from the PRC; and (b) Q CELLS Hong Kong is the successor-in-interest to SolarOne Hong Kong for purposes of the anti-dumping duty order on solar products from the PRC.

The final results, released on April 13, 2017, provide that the USDOC will instruct CBP to suspend liquidation of entries of solar products and solar cells exported by Hanwha Q CELLS Qidong at the anti-dumping duty cash-deposit rates applicable to SolarOne Qidong. Those cash deposit rates are 13.18% and 30.06% respectively. In addition, the USDOC will instruct CBP to suspend liquidation of entries of solar products exported by Q CELLS Hong Kong at the anti-dumping duty cash-deposit rate applicable to SolarOne Hong Kong. That cash deposit rate is 30.06%.

With the recent presidential election and change of administration, there is a risk that additional barriers to entry of our products in the United States may be proposed or enacted, whether through legislation or judicial or administrative action. Any such actions could materially and adversely affect our results of operations.

European Union. On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of CSPV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit the export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product of China allocated the quota between PV companies, and Hanwha SolarOne was allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 225.73 MW of modules and 5.22 MW of cells in 2015. The duties were imposed for a period of two years. They remained in force while the European Commission carried out an expiry review and other reviews published on December 5, 2015. On March 3, 2017, the European Commission finished the expiry review and concluded that the undertaking and the duties will remain in place for another 18 months. At the same time, the European Commission initiated a new interim review with the goal to change the mechanism by which the minimum import price is derived. The results are expected to be published by December 3, 2017. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy regulations that were published on December 5, 2013. Finally, wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at Hanwha Q CELLS Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. On May 22, 2015, we received communication from the European Commission regarding the verifications confirming our compliance with the undertaking, as well as some further practical instructions. On June 8, 2015, we provided our responses to those instructions and on October 22, 2015 received follow-up questions on some of our responses. On October 30, 2015, we provided clarifications in response to the follow-up inquiry. As of the date of this annual report, we have not received any further written decision from the European Commission regarding the verifications.

In May 2015, having determined that sufficient prima facie evidence existed for the initiation of an investigation pursuant to the relevant European Union regulation, the European Commission initiated an investigation of a number of Chinese manufacturers including us, and conducted an anti-circumvention review to ascertain whether a circumvention of anti-dumping and countervailing duty measures imposed by the European Union on imports of PV modules and cells from China, Malaysia and Taiwan has taken place. If the European Commission establishes that the circumvention of the existing anti-dumping and countervailing duty has taken place, the duties will be imposed in respect of imports consigned from Malaysia and Taiwan. The review is not targeted specifically against us. However, in order to ensure that no duties are imposed in respect of products produced at our production facilities in Malaysia, on June 17, 2015, we claimed an exemption from any possible countervailing and anti-dumping duties in respect of the products consigned from Malaysia. On February 12, 2016, the European Commission officially published the outcome of its investigation regarding the possible circumvention of the existing trade defense measures through Malaysia and Taiwan and extended the definitive anti-dumping duty to imports of PV modules and cells from Malaysia and Taiwan, whether declared as originating in Malaysia and in Taiwan or not. While the import duties have generally been imposed on PV modules and cells imported from Malaysia and Taiwan, Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly-owned subsidiary in Malaysia, has been explicitly exempted from this regulation as one of five companies from Malaysia.

On December 5, 2015, the European Commission initiated expiry reviews and a partial interim review, with the aim of examining whether the continued imposition of the measures on cells is still in the European Union’s interest, and of the anti-dumping and the countervailing measures applicable to imports of PV modules and cells from China. Given that the European Commission has opened expiry reviews into the measures in force on imports of solar panels from China, the duties, the undertaking and the minimum import price will remain in force until the reviews are finished. Expiry reviews can only keep the measures in force exactly as they are (including the undertaking) or remove the measures altogether. Whereas interim reviews may result in an adoption of certain measures. The European Commission decided to open an interim review at the same time to look at changing the measures in force. The review was opened as there was prima facie evidence that the circumstances on the basis of which the original measures were imposed had changed. Whereas the review was limited to looking at whether it is in the interest of the European Union to maintain the measures currently in force on solar cells.

On December 20, 2016, in order to describe details of the proceedings and outline conclusions on the results of the investigations, the European Commission published a general disclosure document on the expiry review and a partial interim review of the countervailing measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from China. In view of the conclusions reached by the European Commission with regard to the continuation and the likelihood of recurrence of subsidization and of continuation of injury, it followed that, in accordance with Article 18(2) of the basic regulation, the countervailing measures applicable to imports of CSPV modules and key components (i.e. cells) originating in consigned from the PRC, imposed by Regulation (EU) No 1239/2013, should be maintained. Accordingly, the European Commission has proposed the extension of existing trade duties on Chinese solar products for a further two years. On March 3, 2017, the European Commission published in the Official Journal of the European Union its decision that the anti-dumping and anti-subsidy duties on cells and modules imported from China will be extended by 18 months, instead of the originally proposed 24 months.

In addition, it is also possible that anti-dumping duty, countervailing duty or other import restrictive proceedings may be initiated in other jurisdictions. For example, in December 2014, Canada initiated anti-dumping and countervailing duty investigations against certain PV modules and laminates originating in or exported from China. In June 2015, Canada made a final determination imposing anti-dumping and countervailing duties and subjecting our PV modules produced in China to an anti-dumping duty rate of 154.4% and a countervailing duty rate of RMB0.34 per Watt. In another case, the Ministry of Economy of the Republic of Turkey published on July 1, 2016, an initiation notice for an anti-dumping investigation against PV panels and modules originating from China. On April 1, 2017, the Turkish ministry published its final findings and Hanwha Q CELLS Qidong, was assessed an anti-dumping duty of $20 per square meter, and other non-respondents were assessed $25 per square meter.

We cannot guarantee that in proceedings involving us, we will get the most favorable anti-dumping duty or countervailing duty rates in comparison with our competitors. In addition, if such proceedings were successfully pursued in jurisdictions where we export the majority of our products, our business, financial condition and results of operations and prospects could be materially and adversely affected. Violations of laws of anti-dumping and countervailing duty can result in significant additional duties imposed on exports of our products into these countries, which could increase our costs of accessing future additional markets.

The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.

European Union Anti-subsidy. On April 29, 2016, the Ministry of Commerce of the People’s Republic of China released Announcement No.14 of the year, and decided to carry out a final review investigation on the anti-subsidy measures applied to imported solar energy polycrystalline silicon products made in the European Union from May 1, 2016. In accordance with relevant stipulations set out in the People’s Republic of China Anti-subsidy Regulations, the Ministry of Commerce issued questionnaires to relevant interested parties concerning this case on June 3, 2016. Later, the interested parties submitted completed questionnaires. As of the date of this annual report, the case has not yet been finally adjudicated.

European Union Anti-dumping. On April 29, 2016, the Ministry of Commerce of the People’s Republic of China released Announcement No. 16 of the year, and decided to carry out a final review investigation on the anti-dumping measures applied to imported solar energy polycrystalline silicon products made in the European Union from May 1, 2016. In accordance with relevant stipulations set out in the People’s Republic of China Anti-dumping Regulations, the Ministry of Commerce issued questionnaires to relevant interested parties concerning this case on June 3, 2016. Later, the interested parties submitted completed questionnaires. As of the date of this annual report, the case has not yet been finally adjudicated.

Korea Anti-dumping. On January 20, 2014, the Ministry of Commerce of the People’s Republic of China released Announcement No. 5 of the year, and decided to charge anti-dumping duties on solar energy polycrystalline silicon imported from the United States and Korea from January 20, 2014.

On February 14, 2016, Jiangsu Zhongneng Silicon Technology Development Co., Ltd., Jiangxi Saiwei LDK Photovoltaic Silicon Technology Co., Ltd., China Silicon Corporation Ltd. and Chongqing Daquan New Energy Co., Ltd. submitted an application to the Ministry of Commerce, protesting that after the final judgment, the dumping of solar energy polycrystalline silicon exported from Korea to China was strengthened, having exceeded the anti-dumping duty rate decided in the final judgment, and they requested to carry out an interim review on the dumping and dumping range of the anti-dumping measures applied to the solar energy polycrystalline silicon imported from Korea.

In light of Article 49 of the People’s Republic of China Anti-Dumping Regulations and relevant stipulations set out in the Provisional Regulations on Interim Review on Dumping and Dumping Range, the Ministry of Commerce carried out a review of relevant information, including the qualification of the applicants, the exporting price and normal value of the product under investigation as well as the necessity of performing anti-dumping measures according to the previous measure level. The Ministry of Commerce requested the industrial applicants in China to supplement relevant evidentiary materials, and the applicants submitted relevant documents within stipulated period.

On November 1, 2016, the Ministry of Commerce informed the Korean Embassy in China of the application for interim review on dumping and dumping range, and transferred the open text of the Application for Interim Review and non-confidential summary of the confidential information. Relevant interested parties submitted comments on the filing of the interim review case.

Through review, the Ministry of Commerce considered that the Application complied with the statutory conditions set out in the People’s Republic of China Anti-Dumping Regulations and the Provisional Regulations on Interim Review on Dumping and Dumping Range. On November 22, 2016, the Ministry of Commerce decided to carry out an interim review on dumping and dumping range on the anti-dumping measures applied to the solar energy polycrystalline silicon imported from Korea. As of the date of this annual report, the review remains in process.

Any competitive advantage arising from our significant manufacturing capacity outside of China can be reduced if our competitors successfully expand their manufacturing facilities outside of China.

We believe one of our competitive strengths is our significant manufacturing capacity outside of China that can effectively address potential risks arising from the current trade disputes between China and the United States or the European Union. However, some of our key competitors, including Trina Solar Limited, JinkoSolar Holding Co., Ltd. and Canadian Solar, Inc., have expanded their manufacturing facilities outside of China as a means to circumvent potentially adverse effects from anti-dumping and countervailing duties imposed on PV products manufactured in China. If these recently commissioned solar manufacturing facilities are completed successfully and achieve a competitive manufacturing cost, our competitive advantage of having significant manufacturing capacity outside of China may be reduced.

A recent petition filed with the U.S. International Trade Commission calling for new tariffs on solar cells and minimum prices for solar modules imported from outside the United States could harm our ability to sell our products inside the United States, and thereby materially and adversely affect our business prospects, results of operations and financial condition.

On April 26, 2017, Suniva, Inc., a U.S. corporation that has filed for bankruptcy protection, filed a petition with U.S. International Trade Commission (“ITC”), calling for new tariffs on solar cells and minimum prices for solar modules imported into the United States from anywhere in the world.

The petitioner is seeking duties of 40 cents per watt on imported cells and a floor price of 78 cents per watt on modules.

The petition was filed under Section 201 under The United States Trade Act of 1974, 19 U.S.C. § 2251. Under the statute, after a petition is filed, the ITC has 120 days to review. The ITC must generally make its finding within 120 days of receipt of a Section 201 petition, and must transmit its report to the President of the United States, together with any relief recommendations, within 180 days after receipt of the petition. If the ITC finding is affirmative, it must recommend a remedy to the President, who determines what action, if any, will be taken. No assurances can be given as to the outcome of the proceedings, which could include tariff increases, minimum prices and quantitative restrictions. If tariffs are imposed on those solar cells and modules manufactured in Malaysia and Korea that we import into the United States, our ability to sell those products inside the United States would be impaired, thereby materially and adversely affecting our business prospects, results of operations and financial condition.

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs and improving manufacturing productivity and processes, which may require us to achieve economies of scale by expanding our manufacturing capacity. However, we may not be able to expand our manufacturing capacity as planned, if we encounter unanticipated difficulties such as any failure to obtain the necessary financing or government approval. Even if we do expand our manufacturing capacity, there may not be sufficient customer demand for our solar power products to support our increased production levels. In that case, the overall utilization rate of our production facility will decline, which would negatively impact our profit.

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

If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position or improve our operating margins. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

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

We currently sell a substantial portion of our PV products and services to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2016 included NextEra Energy Resources, LLC, Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS Korea Corp., Clenera, LLC, Adani Group, Azure Power, Capital Dynamics, SolarCity, Renew Akshay Urja Private Limited and SunEnergy1, LLC. Our five largest customers accounted for an aggregate of 55.8% of our net revenues in 2016.

In 2016, the United States, Japan, India and Turkey accounted for 51.6%, 11.7%, 9.6% and 7.4% of our net revenues, respectively, and were the top four countries in terms of percentage contribution to our net revenues. The loss of sales to any one of these customers or countries would have a significant negative impact on our business.

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

We face payment collection difficulties with respect to certain customers. For example, on June 8, 2012, we submitted an arbitration request to the Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd. (“Guo Hua”), the owner of a PV project for which we acted as an engineering, procurement and construction (“EPC”) contractor, to pay a total amount of RMB92 million ($14.2 million) for overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract. On August 5, 2012, Guo Hua filed a counterclaim to the Guangzhou Arbitration Commission alleging that we substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of approximately RMB187 million ($28.9 million) for breach of contract. On September 11, 2014, the Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay us RMB78.2 million ($12.1 million) plus interest for late payment at the rate of 8.33% per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to the Guangdong Heyuan Court to enforce such arbitral award, and two days later, the Guangdong Heyuan Court ordered Guo Hua to perform its obligations under the arbitral award. Guo Hua failed to do so. On December 7, 2015, the Guangdong Heyuan Court ordered the evaluation and auction of Guo Hua’s assets to enforce the arbitral award. As of the date of this annual report, the evaluation is still on-going. We are also claiming that Guo Hua’s shareholders should be held jointly liable for a part of the arbitral award. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”. There is no assurance that we will prevail in similar claims against our customers for payment collections and if we fail to succeed in such claims, we may not be able to recover the fees due to us, which may have a material adverse effect on our results of operations.

We enter into framework agreements with many of our customers that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain key sales terms of the framework agreements may be adjusted from time to time, and we have in the past re-negotiated some of our framework agreements which enabled us to address, without resorting to formal disputes, disagreements with our customers relating to the volume, delivery schedules and pricing terms contained in such agreements. However, it may not always be in our best interests to re-negotiate our framework agreements and disagreements on terms may escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.

Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2016, our three largest silicon materials suppliers supplied in the aggregate 77.4% of our total silicon materials purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, HuanTai Silicon Science & Technology Co. Ltd. and Green Energy Technology, Inc. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

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

We currently have a significant amount of debt outstanding and may incur additional indebtedness. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

The principal amount of our total bank borrowings outstanding was $947.2 million as of December 31, 2016 of which $377.4 million were short-term bank borrowings and $149.8 million were the current portion of long-term bank borrowings. In addition, we had $100.0 million in long-term notes and MYR 838 million ($186.9 million, translated at the foreign exchange rate of $0.223 per one MYR) in principal amount of long-term loan from the Malaysian government with a book value of $124.4 million as of December 31, 2016. We may also incur additional indebtedness. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt;

•	triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in a cross-default causing all or a substantial portion of our debt to become immediately due and payable and other penalties;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes; and

•	potentially increasing the cost of any additional financing.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We may not be able to generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, sell our assets, reduce or delay our capital investments, or seek additional equity or debt financing. We cannot guarantee that future financing will be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations and limit our ability to obtain the financing required to fund future capital expenditures and working capital. As a result, our ability to plan for, or react effectively to, changing market conditions may be adversely and materially affected.

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

We typically require a significant amount of capital to fund our operations. We expect that our capital expenditures in 2017 would amount to approximately $50 million, which will be primarily used to fund manufacturing technology upgrades and research and development. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. While we plan to fund our future capital and investment requirements with cash from operations, bank borrowings and other forms of financing, if necessary, we cannot guarantee that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC, Korea, the United States, Germany, Malaysia and elsewhere in the world.

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

Strategic acquisitions, investments and alliances with third parties may be expensive to implement and could also subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Moreover, strategic acquisitions, investments and alliances subject us to the risk of non-performance by counterparties to such arrangements, which may in turn lead to monetary losses that materially and adversely affect our business. As a result, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will be effective or beneficial for our business. Any difficulty or failure we face in this regard could have a material adverse effect on our market penetration, results of operations and profitability.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability or warranty claims against us could result in adverse publicity and potentially significant monetary damages.

We provide long-term warranties for our PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a two to five year warranty for technical defects, a 10-year limited performance warranty against declines of greater than 10%, and a 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. From January 1, 2012, the standard warranty of Hanwha SolarOne provided a 12-year warranty against technical defects, and a 25-year linear warranty, which guaranteed: (i) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, (ii) an annual output degradation of no more than 0.7% thereafter, and (iii) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

Since February 2015, we have offered our products with two sub-brands, which were consolidated in March 2017. For our products with the Hanwha SolarOne brand, we provide a material and workmanship warranty for PV modules for a period of 12 years. Under the 25-year linear warranty, we guarantee no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. For our products with the Q CELLS brand, we provide material and workmanship warranty for its PV products for a period of 12 years and provide performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, we guarantee no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue. For the remaining population, we accrue warranty costs for Q CELLS brand based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of PID, (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production) and warranty costs for Hanwha SolarOne brand against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for Hanwha SolarOne brand’s 10-year or 20 to 25-year warranties for decline from initial power generation capacity. Starting from April 1, 2016, the Group has unified the estimate of accrual for the 12-year warranty against technical defects based on 0.5% of revenue for PV modules and no warranty cost accrual has been recorded for the 25-year warranties for decline from initial power generation capacity.

We incurred $11.0 million in warranty costs in 2016 and our accrued warranty costs totaled $61.2 million as of December 31, 2016.

If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. In addition, we may also suffer increased accounts receivables, as customers in certain circumstances may refuse to accept and pay for defective products. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations. We may also incur significant expenses to defend any claims based on the warranty against defects.

For example, on September 30, 2014, a European customer initiated arbitration proceedings against Hanwha Q CELLS Qidong, one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from Hanwha Q CELLS Qidong between 2009 and 2011 were defective, claiming total damages of approximately $240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, Hanwha Q CELLS Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, Hanwha Q CELLS Qidong filed its statement of defense, and through much of the first half of 2015 the European customer and Hanwha Q CELLS Qidong exchanged and responded to document requests. On September 30, 2015, the parties agreed to enter into settlement discussions and implement a temporary “standstill” of all proceedings in the arbitration. The merits hearing, which had been scheduled for May 2016, was also adjourned. As of the date of this annual report, the parties’ “standstill” remains in place. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings

In addition, we purchase silicon-related materials and other components that we use in our products from third parties. Unlike PV modules, which are subject to certain uniform international standards, silicon-related materials generally do not have uniform international standards, and it is often difficult to determine whether product defects are caused by defects in silicon, silicon wafers or other components of our products or other reasons. Even assuming that our product defects are caused by defects in raw materials, we may not be able to recover our warranty costs from our suppliers because the agreements we enter into with our suppliers typically contain no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means, or damage our market reputation and cause our sales to decline.

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

Hanwha Solar owns approximately 94.0% of our outstanding share capital, as of the date of this annual report. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, and has appointed a majority of our directors. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of the ADSs. In addition, without the consent of Hanwha Solar, we may be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders. Hanwha Group, a business group that controls Hanwha Solar, also has several subsidiaries in the solar industry. We depend to a certain extent on the support of Hanwha Group. For example, entities of Hanwha Group are our existing customers and we may also source raw materials from entities of Hanwha Group in the future. If Hanwha Group reduces its shareholding in our company or chooses to devote resources to other priorities, such as other companies in which it holds interests, including other companies in the solar industry, for any reason and not to us, our results of operations could be adversely affected. How Hanwha Group positions our company among its subsidiaries and other investments could have a material impact on our results of operations. Hanwha Group’s strategic plan involving our company may not always be aligned with the interests of our other shareholders.

Our business involves a significant number of related party transactions.

We are party to significant number of related party transactions between us and other member companies of Hanwha Group under which we, among other things, purchase raw materials and sell our PV products for distribution. Such transactions may be challenged by tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. Furthermore, in some instances we may not be able to discontinue such related party transactions even if we have better business opportunities with non-affiliated parties. If the related party transactions we are engaged in do not benefit us as other available alternative transactions with non-affiliates would, our business may be materially and adversely affected.

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

Our success depends, in large part, on our ability to use and develop our technologies and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as disputes involving intellectual property become more common, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the United States, Japan, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions.

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

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of the date of this annual report, we had been granted 76 patents and utility models and 31 applications for patents and utility models pending in China, 43 patents and 71 patent applications pending in Germany and 66 patents and 42 patent applications pending in other countries.

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

Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional time and expenses to recruit, retain and integrate new directors and executive officers, particularly those with significant PV industry experience similar to our current directors and executive officers, which could severely disrupt our business and growth. In particular, Seong Woo Nam, Chairman and Chief Executive Officer, Jung Pyo Seo, Director and Chief Financial Officer and Dong Kwan Kim, Director and Chief Commercial Officer have been crucial to the development of our strategic direction. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these executive officers reside and hold some of their assets. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

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

Our management and independent registered public accounting firm have concluded that the internal control over financial reporting of Hanwha Q CELLS Co., Ltd. as of December 31, 2016 was effective. However, we cannot guarantee that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, natural disasters such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, break-ins, terrorist attacks or acts of war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, the coverage of such insurance is limited and it may not be able to fully cover losses caused by the business interruption.

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

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical byproducts of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. Although we have not suffered material environmental claims in the past, failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as adversely affect our financial condition and results of operations.

The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “WEEE Directive”) requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment (the “RoHS Directive”) restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Failure to comply with the WEEE and RoHS Directives could result in fines and penalties, inability to sell our PV products in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our significant international operations expose us to a number of risks, and if we are unable to effectively manage these risks, our business may be materially and adversely affected.

We operate our primary manufacturing facilities in China and Malaysia, our executive headquarters relocated to Korea from China and we have significant research and development operations in Germany. We sell our PV products and engage in PV downstream business internationally in all major markets, including the United States, Japan, the European Union, China and India. Our significant international operations, including the production, marketing, distribution and sale of our PV products and services in many different countries expose us to a number of risks, including:

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

Our consolidated financial statements are presented in U.S. dollars and have been prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which were translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen, Korean Won and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies, which include our long-term loan from the Malaysian government denominated in Malaysian Ringgit. In recent years, the exchange rates among Renminbi, the U.S. dollar, the Japanese Yen, the Korean Won and the Euro have fluctuated significantly and we cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

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

Substantially all of our operations are conducted in China, Malaysia, Germany and Korea and some of our sales are made in these countries. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by political, economic and regulatory developments in these countries. Such developments include the introduction of new or more stringent labor and environmental regulations, increase in tax, increase in restrictions on the conduct of business and changes in interest rates, among others. Other political uncertainties include the risks of war, terrorism, nationalization and expropriation.

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

We are a Cayman Islands company headquartered in Korea and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC, Germany, Malaysia and Korea. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands, the PRC, Germany, Malaysia or Korea would recognize or enforce judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws.

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

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax (the “EIT”), which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. Hanwha Q CELLS Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. On October 31, 2014, Hanwha Q CELLS Qidong obtained a certificate for the renewal of its status as a “high and new technology enterprise” by the PRC government. While we believe that the company will not be liable for this tax position due to the expiration of the statute of limitations, if Hanwha Q CELLS Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.

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

We are a holding company and conduct substantially all of our business in China through our Chinese operating subsidiary, Hanwha Q CELLS Qidong, which is a limited liability company established in China. The payment of dividends, if any, by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Hanwha Q CELLS Qidong is also required to set aside at least 10% of its annual after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Hanwha Q CELLS Qidong is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Hanwha Q CELLS Qidong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

We face uncertainties with respect to application of PRC tax rules on indirect transfers of equity interests in a PRC resident enterprise.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Bulletin 7”), which partially replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) issued by the State Administration of Taxation on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

The market price of the ADSs has exhibited, and may continue to exhibit, significant volatility. The closing price of our ADSs ranged from a low of $7.71 per ADS to a high of $22.34 per ADS in 2016.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs, including, among other things:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	changes in the economic performance or market valuations of other PV technology companies;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	changes in international trade policies and international barriers to trade;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	sales or perceived sales of additional ordinary shares or ADSs;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding legal proceedings, including patent litigation, or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors; and

•	announcements of technological or competitive developments.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene an annual general meeting or any extraordinary general meeting calling for the passing of a special resolution is twenty days and the minimum notice period required to convene any other extraordinary general meeting is fourteen days. When a general meeting is convened, you may not receive sufficient notice of the general meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to such shares in respect of any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2016 and do not expect to become a PFIC for the current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2017, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

In September 2010, through a series of transactions with Hanwha SolarOne and its former shareholders, Hanwha Solar became Hanwha SolarOne’s largest shareholder. Hanwha SolarOne changed its name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and its ticker from “SOLF” to “HSOL” on February 15, 2011. Hanwha Solar, a company that engages in solar business, is a wholly-owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemicals, solar energy, construction, automotive and electronic materials and products.

Q CELLS

Q CELLS commenced its operation as Q-Cells AG in 1999 followed by an initial public offering in Germany in 2005 and a subsequent name change in 2008 to Q Cells SE. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q Cells SE, its production facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Hanwha Solar.

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

Capital Expenditures and Investment

As of December 31, 2016, we had annual production capacities of 4,150 MW for PV modules, 4,150 MW for PV cells, 950 MW for silicon wafers and 1,550 MW for silicon ingots.

We made capital expenditures of $174.9 million in 2016 which were used primarily to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. We expect our capital expenditures will amount to approximately $50 million in 2017, which will be primarily used to fund on-going capital equipment upgrades in Malaysia and China and for research and development activities. We plan to fund our capital expenditure and investment requirements primarily with cash from operations in 2017. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

B. Business Overview

Overview

We are a global, leading solar energy company involved in the manufacturing of solar cells and modules. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia, using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules directly to utility companies, system integrators and also through third-party distributors. We supply our solar products across the world mainly to the United States, Japan, India, and Turkey, with sales to those countries comprising over 80% of our 2016 net revenues. We are also growing a nascent engineering, procurement and construction (“EPC”) group that is focusing on markets in Europe, Turkey and Australia, in addition to the United States.

As of December 31, 2016, we had annual nameplate capacities of 4,150 MW for PV cells and 4,150 MW for PV modules. We have continuously improved process technology and product quality since we commenced our commercial production in 2005. Our Q.ANTUM multicrystalline (a product line utilizing passivated emitter rear contact technology) and standard BSF multicrystalline PV cells achieved average conversion efficiency rates of 19.6% and 18.7%, respectively, each based on the commercially produced PV cells in December 2016.

Our net revenues in 2016 amounted to $2,425.9 million, among which $576.3 million, or 23.8%, was derived from sales to related parties. We recorded net income of $127.5 million in 2016 and had accumulated earnings of $107.3 million, long-term borrowings and long-term notes (including the current position) of $794.2 million and short-term bank borrowings of $377.4 million as of December 31, 2016.

Our Products and Services

Our principal products include PV cells, PV modules, silicon ingots and silicon wafers. Substantially all of the ingots, wafers and PV cells we produce are used for our own PV module production. We also engage in PV downstream business by developing solar power projects and providing EPC and operation and management services.

The following tables set forth Q CELLS’ and our net revenues from principal products and services and related percentage data for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Q CELLS		Hanwha Q CELLS(1)		Hanwha Q CELLS
	Net Revenues ($)	% of Net Revenues	Net Revenues ($)	% of Net Revenues	Net Revenues ($)	% of Net Revenues
	(In millions, except percentages)
PV Module	695.2	89.9%	1,575.0	87.5%	2,370.7	97.7%
Module Processing Service	—	—	18.1	1.0%	—	—
Other PV Products:
PV Cells	19.4	2.5%	11.6	0.6%	13.1	0.5%
Ingots and Wafers	—	—	14.4	0.8%	14.2	0.6%
PV Downstream Business	57.5	7.4%	177.8	9.9%	19.0	0.8%
Others(2)	1.0	0.1%	3.9	0.2%	9.0	0.4%
Total Net Revenues	773.1	100.0%	1,800.8	100.0%	2,425.9	100.0%

(1)	Our revenues in 2015 include Q CELLS’ revenues from January 1 through February 5, 2015 and our consolidated revenues from February 6 through December 31, 2015.
(2)	Includes sales of scrap and packaging materials.

PV Products

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, which range in power between 260 W and 280 W for 60-cell modules, and 315 W and 335 W for 72-cell modules in 2016.

The following table sets forth the types of PV modules we currently manufacture with the specifications indicated:

PV Module Manufactured with:	Manufacturing Facility	Dimensions (mm)	Weight (Kg)	Power (W)
BSF Multicrystalline Cell	China	1972 x 992 x 40	23.0±0.5	300 – 325
BSF Multicrystalline Cell	China	1670 x 1000 x 32	18.5±0.5	255 – 275
BSF Multicrystalline Cell	China	1636 x 988 x 32	18.0±0.5	250 – 270
Q.ANTUM Multicrystalline Cell	China	1348 x 1000 x 32	15.0	215 – 220
Q.ANTUM Multicrystalline Cell	Korea(1)/Malaysia	1994 x 1000 x 35	24.0	335 – 345
Q.ANTUM Multicrystalline Cell	Korea(1)/Malaysia	1670 x 1000 x 32	18.8	275 – 285
Q.ANTUM Multicrystalline Cell	Korea(1)	1670 x 1000 x 40	20.0	275 – 285

(1)	We purchase assembled modules from an affiliated company, Hanwha Q CELLS Korea Corp., then resell to our customer under our brand and warranty.

Almost all of the PV modules that we sell are produced from the PV cells manufactured by us or our affiliated company, Hanwha Q Cells Korea Corp. In 2015, we had third-party module processing service providers that produced a portion of our PV modules using PV cells manufactured by us. The majority of contracts with such service providers expired in December 2015, and the remaining contracts expired in June 2016.

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. PV cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. The key technical efficiency measurement of PV cells is the conversion efficiency rate. All things being equal, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be packed into a given size and module form factor. We use almost all of the PV cells that we manufacture to assemble our PV modules. The following table sets forth specifications of types of PV cells we currently produce:

PV Cell Type	Manufacturing Facility	Dimensions(1) (mm x mm)	Conversion Efficiency Rate (in 2016) (%)	Thickness (m)	Maximum Power per Cell (W)
Multicrystalline Silicon Q.ANTUM Cell	Malaysia	156 x 156 156.75 x 156.75	18.4 – 20.0	180 – 200	4.87

Multicrystalline BSF Silicon Cell	China	156 x 156 156.75 x 156.75	18.2 – 19.0	180 – 200	4.62

(1)	We enlarged cell dimensions during 2016 in an effort to maximize our module power outputs. As of December 31, 2016, all of our multicrystalline silicon cells were produced in 156.75 mm by 156.75 mm size.

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency, module power, and cost competitiveness of our solar products as we continue to devote significant financial and human resources in our various research and development programs. We introduced solar modules with anti-PID features before 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, at its German facilities and started marketing them under its “Q.ANTUM” brand, which are currently mass-produced from our cell and module manufacturing facilities in Malaysia.

We also manufacture silicon ingots and wafers through Hanwha Q CELLS Technology, our wholly-owned subsidiary that commenced operations in October 2007. As of December 31, 2016, we had annual production capacities of 1,550 MW for ingots and 950 MW for silicon wafers. The silicon ingots and wafers manufactured by Hanwha Q CELLS Technology are generally used for manufacturing our own PV cells.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We believe it is important to secure a stable supply of raw materials, while not being overly dependent on a limited number of supply sources. The aggregate purchase amount attributable to our three largest polysilicon suppliers and our three largest silicon wafer suppliers in 2016 were 46.7% and 48.2% of our total polysilicon and silicon wafer purchases, respectively. We seek to maintain multiple supply sources of raw materials to the extent practicable and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required for additional supplies when needed. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies in a timely manner on the other. We had $76.0 million of raw materials in inventory as of December 31, 2016.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. We currently use 6-inch wafers in our production. We produce a portion of our silicon wafer supplies internally through Hanwha Q CELLS Technology. In 2016, silicon wafers produced internally accounted for approximately 34.8% of our total silicon wafer supplies. We purchase some of these supplies through the trading department of Hanwha Corporation. We procure the remainder of our silicon wafer supplies from third-party suppliers either on a purchase order basis or under multi-year supply agreements. Our multi-year supply agreements have terms ranging from one to seven years and generally provide for adjustments to the purchase price to reflect changes in market conditions or through mutual agreement. We may also procure a small portion of silicon wafer supplies through spot market purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, HuanTai Silicon Science & Technology Co. Ltd and Green Energy Technology, Inc.

The key raw material for our internal production of silicon ingots and wafers is polysilicon. Currently, our principal polysilicon supplier is Hanwha Chemical.

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

Production and Project Development

Production Facilities

We manufacture PV cells and PV modules through Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly-owned subsidiary in Malaysia, with facilities occupying a gross floor area of 255,000 square meters in Cyberjaya, Malaysia, and through Hanwha Q CELLS Qidong, our wholly-owned PRC subsidiary, with facilities occupying a gross floor area of 173,220 square meters in Qidong, Jiangsu Province, China. As of December 31, 2016, we had annual production capacities of 4,150 MW for PV modules, 4,150 MW for PV cells, 950 MW for silicon wafers and 1,550 MW for silicon ingots.

We manufacture our silicon ingots and wafers through Hanwha Q CELLS Technology, one of our wholly-owned subsidiaries, with facilities occupying a gross floor area of approximately 104,479 square meters in Lianyungang, Jiangsu Province, China. As of December 31, 2016, Hanwha Q CELLS Technology had annual production capacities of 1,550 MW for silicon ingots and 950 MW for silicon wafers. We produce multicrystalline silicon wafers with a dimension of 156 mm x 156 mm and a thickness of 180 microns.

In the second quarter of 2016, as part of our plans to fully optimize our manufacturing cost structure and operational efficiency, we sold our 100% equity interest in the module manufacturing facility located in Eumseong, Korea to Hanwha Q CELLS Korea Corp. for $58.5 million in cash in exchange for the assumption of all outstanding assets and liabilities.

The table below sets forth our PV product manufacturing nameplate capacity at our manufacturing facilities as of December 31, 2016:

Products	Facilities locations	Rated manufacturing capacity per annum as of December 31, 2016 (in MW)
PV Cell	Cyberjaya, Malaysia	1,750

	Qidong, China	2,400

PV Module	Cyberjaya, Malaysia	1,750

	Qidong, China	2,400

Silicon Wafers	Lianyungang, China	950

Silicon Ingots	Lianyungang, China	1,550

We set our production plans on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our production schedule based on actual orders received.

Production Process

The following diagram shows the general production stages for our PV cells:

Rinsing
Diffusion
Etching
Secondary rinsing
PECVD
Screen printing
Firing
Testing and Sorting

Rinsing is the process during which ultrasonic cleaning is performed on silicon wafers, followed by chemical treatment of the wafer surface, which reduces the cells' reflection of sunlight and improves sunlight absorption capacity.

Diffusion is the process during which certain impurities are introduced into the silicon wafer through a thermal process to enable the formation of an electric field within the PV cell.

Etching is the process that is applied on the border of the wafers to prevent direct electrical shorting between the front and the back of each PV cell.

Secondary rinsing is the process during which the wafer surface is chemically cleaned to remove the silicon dioxide that may have formed on the surface of the wafer in order to improve the cell's capacity to absorb sunlight.

PECVD is the process which produces a silicon nitride film on the wafer's surface in the front, which improves the PV cell's capacity to absorb sunlight.

Through the screen-printing process, negative and positive metal contacts, or electrodes, are printed on the front and back surfaces of the PV cell.

Silicon and metal electrodes are connected through an electrode firing process in a conveyor belt furnace at high temperature.

PV cells are tested to determine their electrical performance and sorted based on their conversion rate.

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications that we currently maintain include ISO 9001:2008 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2004 environmental management system certification, ISO 50001: 2011 energy management systems certification, OHSAS 18001:2007 occupational health and safety management system certification, IEC certification for our PV modules and UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc. and Canadian Standard Association, independent product-safety testing and certification organizations in the United States and Canada, which enables us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency. We obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which enables us to sell our products to customers in Korea. We obtained an MCS certificate which enables us to sell products to the United Kingdom and Clean Energy Council listing for the Australian market. We also obtained a JPEC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA as a Test Data Acceptable Program, which means that our lab is qualified to conduct IEC and UL1703 testing by itself and reflects our lab’s capabilities and management.

Sales and Distribution

We sell our PV modules directly to utility companies, system integrators and through third-party global distributors. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.

Almost all the silicon ingots, silicon wafers and PV cells we produce are internally consumed in our manufacturing process, except for a small portion of such products that are sold to third parties.

We currently sell a substantial portion of our PV products and services to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2016 included NextEra Energy Resources, LLC, Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS Korea Corp., Clenera, LLC, Adani Group, Azure Power, Capital Dynamics, SolarCity, Renew Akshay Urja Private Limited and SunEnergy1, LLC. Our five largest customers accounted for an aggregate of 55.8% of our net revenues in 2016.

We have wholly-owned subsidiaries in Australia, the United States, Canada, Turkey and Chile that engage in the marketing and distribution of our PV products and related customer service. We also market and distribute our PV products through Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are subsidiaries of Hanwha Corporation and not our consolidated subsidiaries.

The following table sets forth Q CELLS’ and our net revenues by geographic region based on the location of the customers, and the percentage contribution of each of these regions to the net revenues, for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Q CELLS		Hanwha Q CELLS(1)		Hanwha Q CELLS
	Net	% of Net	Net	% of Net	Net	% of Net
Region	Revenues ($)	Revenues	Revenues ($)	Revenues	Revenues ($)	Revenues
	(In millions, except percentages)
United States	59.3	7.7%	519.4	28.8%	1,251.2	51.6%
Japan	55.4	7.2%	192.5	10.7%	284.0	11.7%
India	3.7	0.5%	128.2	7.1%	231.8	9.6%
Turkey	0.3	0.0%	120.3	6.7%	178.4	7.4%
Korea	327.7	42.4%	204.6	11.4%	155.4	6.4%
PRC	3.9	0.5%	140.9	7.8%	126.0	5.1%
Europe	291.8	37.7%	360.8	20.0%	81.1	3.3%
Others	31.0	4.0%	134.1	7.4%	118.0	4.9%
Total	773.1	100.0%	1,800.8	100.0%	2,425.9	100.0%

(1)	Our revenues in 2015 include Q CELLS’ revenues from January 1 through February 5, 2015 and our consolidated revenues from February 6 through December 31, 2015.

We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth. In order to realize synergies from the combination of Hanwha SolarOne and Q CELLS, we have implemented coordinated sales and distribution operations, capitalizing on the diverse geographic footprint of each entity’s marketing network.

Warranty

We provide long-term warranties for our PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a two to five year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 25-year limited warranty against declines of greater than 20%, from their initial power generation capacity. From January 1, 2012, the standard warranty of Hanwha SolarOne provided a 12-year warranty against technical defects, and a 25-year linear warranty, which guaranteed: (i) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, (ii) an annual output degradation of no more than 0.7% thereafter, and (iii) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity.

Since 2015, we have offered our products with two sub-brands. For our products bearing the Hanwha SolarOne brand, we provide a material and workmanship warranty for PV modules for a period of 12 years. Under the 25-year linear warranty, we guarantee no less than 97.5% of the nominal power generation capacity for its typical multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, we warranty that the actual power output be no less than 82% of the nominal power generation capacity. For our products bearing the Q CELLS brand, we provide a material and workmanship warranty for PV products for a period of 12 years, and a performance warranty for PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, we guarantee no less than 97% of the nominal power generation capacity for PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, we warranty that the actual power output be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, we have accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue. For the remaining population, we accrue warranty costs for the Q CELLS brand based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce PID, (ii) enhanced certified testing with extended test procedures and (iii) permanent quality monitoring of production) and warranty costs for Hanwha SolarOne brand against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for Hanwha SolarOne brand’s ten year or 20 to 25-year warranties for decline from initial power generation capacity. Upon the successful completion of the alignment of the quality control standards and global quality management process between the Q CELLS brand and the SolarOne brand, we unified the brands. Starting from April 1, 2016, the estimate of accrual for the 12-year warranty against technical defects based on 0.5% of revenue for PV modules and no warranty cost accrual has been recorded for the 25-year warranties for decline from initial power generation capacity. The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

We incurred $11.0 million in warranty costs in 2016 and our accrued warranty costs totaled $61.2 million as of December 31, 2016.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Our primary research and development center is located at Thalheim, Germany, which employed 205 highly trained researchers as of December 31, 2016. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have a higher conversion efficiency rate than traditional BSF cells, at its German facilities, and started marketing them under our “Q.ANTUM” brand. Our research and development expenses were $49.2 million in 2016.

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we had been granted 76 patents and utility models and 31 applications for patents and utility models pending in China, 43 patents and 71 patent applications pending in Germany and 66 patents and 42 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells. We are the owner of “SolarOne” and “Q CELLS” trademarks and have registered them in major markets where we sell our PV products. We also registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

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

We, like other solar energy companies, also face competition from conventional and other renewable energy industries, such as the petroleum, natural gas and coal industries. The production cost per watt of solar energy is generally higher than other types of energy absent various forms of governmental incentives and policy supports. As a result, we cannot guarantee that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We also maintain an ISO 14001 environmental management system certification, which is issued by the International Organization for Standardization to demonstrate our compliance with international environmental standards. We have not been subject to any material proceedings or fines for environmental violations.

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

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in major markets and countries where we have significant operations, including China, the United States, the European Union, Germany, Japan and Malaysia.

China

Renewable Energy Law and Other Government Directives

Since early 2005, the public policy of China has generally encouraged and supported the development and use of solar and other renewable energy by enacting various laws, directives, measures and rules that establish financial incentives, preferential loans, tax preferences, subsidies, and feed-in tariffs. Following is a summary of those policies enacted in the past three years.

In June 2015, the National Energy Administration, the PRC Ministry of Industry and Information Technology and the PRC Certification and Accreditation Administration, jointly issued the Opinion on Promoting the Application of Advanced PV Products and Industry Upgrading, which requires higher technical standards for PV products, including (1) at least 15.5% and 16% PV conversion efficiency for polycrystalline silicon and monocrystalline silicon cell modules, (2) at least 28% PV conversion efficiency for high concentration PV products, and (3) at least 8%, 11%, 11% and 10% PV conversion efficiency for silicon-based, copper indium gallium selenide solar cells (“CIGS”), cadmium telluride (“CdTe”) and other types of thin-film cell modules, respectively. In addition, the attenuation rate of polycrystalline silicon, monocrystalline silicon and thin-film cell modules must not be higher than 2.5%, 3% and 5%, respectively, in the first year, thereafter not higher than 0.7% per year, and ending with 20% at most during the whole project life cycle. The attenuation rate of high concentration PV modules must not be higher than 2% in the first year, thereafter not higher than 0.5% per year, and ending with 10% at most during the whole project life cycle.

In February 2016, the National Energy Administration (the “NDRC”), the PRC Ministry of Industry and Information Technology jointly promulgated the Guiding Opinions on Promoting the Development of "Internet Plus" Smart Energy, which encourages construction of smart PV power generation plants based on an internet cloud platform to realize the smart renewable energy power generation, as well as structuring of a real-time subsidy mechanism to PV power generation based on internet.

In March 2016, the NDRC released the Measures for the Administration of Full Purchase of Renewable Energy Power Generation, which requires that the grid enterprises shall, under the premise of safety, fully purchase electric power produced with renewable energy that has been connected to the power grid, and promotes the fullest use of electric power generated from renewable energy.

In April 2016, the Ministry of Industry and Information Technology promulgated the Administrative Measures for Industrial Energy Conservation, according to which, industrial enterprises are encouraged to create "green factories" and develop and utilize technologies including distributed photovoltaic power generation to develop and use green, clean and low-carbon energy.

In June 2016, the National Energy Administration announced the Circular regarding Implementation Plan on Construction of PV Power Generation in 2016, which among other things, states that the planned capacity of new PV power generation in 2016 is 18.1 million kilowatts.

In July 2016, the Standing Committee of the National People’s Congress promulgated the Energy Conservation Law, which encourages the installation and use of renewable energy systems, including solar energy in new buildings.

In December 2016, the State Council promulgated the Circular on Issuing the Comprehensive Work Plan for Energy Conservation and Emission Reduction in the 13th Five-Year Plan Period, which promotes the use of distributed photovoltaic power generation systems on building roofs, application of renewable energy in industry zones and substitution of coal with renewable energy during the 13th Five-Year Plan Period.

Regulation of Foreign Businesses

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

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as Hanwha Q CELLS Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulation of the State Council, gradually became subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Hanwha Q CELLS Qidong, continued to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expired. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. Hanwha Q CELLS Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. On October 31, 2014, Hanwha Q CELLS Qidong obtained a certificate for the renewal of its status as a “high and new technology enterprise” by the PRC government. In addition, Hanwha Q CELLS Qidong was required to perform an annual self-assessment of compliance as a “high and new technology enterprise.” If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

From 2005 until the end of 2009, Hanwha Q CELLS Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Hanwha Q CELLS Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of Hanwha Q CELLS Qidong resulting from our contribution to Hanwha Q CELLS Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and was entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, Hanwha Q CELLS Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.

On February 3, 2015, the State Administration of Taxation issued Bulletin 7, which partially replaced previous rules under Circular 698 issued by the State Administration of Taxation on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange, where such shares were acquired from a transaction through a public stock exchange.

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

United States

In the United States, various policy mechanisms have been used by the federal and state governments to accelerate the adoption of solar power. Examples of financial mechanisms intended to encourage demand for PV products include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Some of these government mandates and economic incentives are scheduled to be reduced or expire, or could be eliminated altogether.

Capital cost rebates provide funds to purchasers of PV products based on the cost and size of such purchaser’s solar power system. Performance-based incentives provide funding to purchasers of PV products based on the energy produced by their solar power system. Under net metering, a customer with its own generation may be able to generate more energy than is needed to serve its own requirements. During these periods, the customer provides the excess electricity back to the grid and receives a credit on its retail electric bill based upon the retail rates for such electricity. Feed-in tariffs pay electric generators for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time, which is usually above the retail rate for electricity and is intended to provide a stable, long-term (usually 10-20 year) contractual revenue stream for project owners.

Tax incentive programs exist in the United States at both the federal and state levels and can take the form of investment and production tax credits, accelerated depreciation and sales and property tax exemptions and abatements. At the federal level, investment tax credits for business and residential solar systems have gone through several cycles of enactment and expiration. With the passage of the Energy Policy Act of 2005, the Solar Investment Tax Credit (“ITC”) was created. It allowed owners of solar energy systems to recoup 30% of the total cost of a solar energy system, subject to caps for residentials. In October 2008, the U.S. Congress extended the 30% federal energy investment tax credit for both residential and commercial solar installations for eight years and eliminated the cap for residentials, through December 31, 2016, after which such investment tax credit was set to decrease to 10% for commercial solar installations and 0% for residential solar installations. In December 2015, the U.S. Congress further extended investment tax credits for solar systems: for utilities and commercial solar systems, 30% until 2019, 26% in 2020, 22% in 2021 and 10% in 2022; and for residential solar systems, 30% until 2019, 26% in 2020 and 22% in 2021. The investment tax credit is regarded as one of the primary economic drivers of solar installations in the United States. Although its extension through 2022 for utilities and commercial systems and 2021 for residential systems has improved medium-to-long term demand visibility in the United States, the continuing policy support with gradual decrease of the investment tax credits rate over an extended period underscores the need for solar systems’ cost to continue to decline toward grid parity.

In addition to the mechanisms described above, new market development mechanisms to encourage the use of renewable energy sources continue to emerge. For example, the majority of states in the United States have adopted renewable portfolio standards which mandate that a certain portion of electricity delivered over the grid come from eligible renewable energy resources. Under a renewable portfolio standard, regulated utilities and other load serving entities are required to procure a specified percentage of their total electricity supply to serve end-user customers from eligible renewable resources, such as solar generating facilities, by a specified date. Some programs may further require that a specified portion of the total percentage of renewable energy must come from solar generating facilities. Renewable portfolio standards legislation and implementing regulations vary significantly from state to state, particularly with respect to the required percentage of renewable energy credits.

Europe

In Europe, renewable energy targets, in conjunction with feed-in tariffs, have contributed to the growth in PV solar markets. Renewable energy targets prescribe how much energy consumption must come from renewable sources, while feed-in tariff policies are intended to support new supply development by providing investor certainty. A 2009 European Union directive on renewable energy, which replaced an earlier 2001 directive, sets varying targets for all European Union member states in support of the directive’s goal of a 20% share of energy from renewable sources in the European Union by 2020, and requires national action plans that establish clear pathways for the development of renewable energy sources.

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany’s surpassing Japan in 2004 as the leading solar power market in terms of annual installation growth. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. The feed-in tariffs for residential solar projects in Germany are currently €0.1071-0.1270/kWh for systems below 11 kWp and €0.1214-0.0849/kWh for systems between 11 kWp to 100 kWp. The German government also introduced a subsidy for battery storage devices for PV systems, which came into effect on May 1, 2013 and shall provide subsidies until December 31, 2018. The subsidy covers until June 30, 2016 up to 25% of fundable costs of systems of up to 30 kW and shall be reduced degressively to up to 10% until December 31, 2018. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.

However, following years of strong growth in solar power installations, the German government started to let the feed-in tariff mechanism phase out for PV systems >100 kWp in 2016 and replaced it with a tender system. Effective on April 1, 2012, the German government amended the Renewable Energy Act to implement staged reductions to the feed-in tariff and to exclude new PV systems above 10 MW from being eligible for the feed-in tariff. Also, a “Market Integration Model” was introduced, which allows for systems above 10 kW and up to 1 MW to be paid a feed-in tariff for only 90% of electricity produced with the remaining electricity being either self-consumed or sold on the free market. Systems below 10 kWp currently receive a feed-in tariff of 0.1270/kWh. Compared to the grid electricity price of 0.28-0.31/kWh, it is obvious that self-consumption of the produced electricity is more attractive than feeding the electricity into the grid.

Further amendments of the Renewable Energy Act became effective on August 1, 2014, introducing further degression of the feed-in-tariff and obligations to direct marketing of energy produced by new PV systems above 10 MW. As a result of the further reductions to the feed-in tariff and other effects, the German market stagnated in 2015 (1.46 GW) and 2016 (1.52 GW), according to the German Federal Network Agency. However, in 2017, the market is expected to grow again to 1.6-1.9 GW fueled by the self-consumption in residential and small commercial segments, as well as low prices in tender auctions for utility scale installations.

Japan

Japan adopted the Renewables Portfolio Standard Act in 2002, which established minimum amounts of electricity generated from new energy sources that should be used by electric utilities. In addition, since 2012, in the aftermath of the tsunami in 2011, Japan has refocused its policies towards encouraging the growth of renewable energy, including the use of solar PV, by imposing a feed-in tariff scheme. Under this scheme, utilities are required to purchase electricity generated from renewable energy sources on a fixed-period contract for a fixed price. The rate and period are decided every year by an independent committee of the government. The costs incurred by the utility in purchasing renewable energy shall be transferred to all electricity consumers on a nationwide equal surcharge. For the fiscal year 2014 (ending in March 2015), the tariff rate per kW was set at JPY32 for systems of 10 kW or more and JPY37 for systems less than 10 kW, and is scheduled to decrease annually thereafter. In May 2016, the Japanese government adopted amendments to its feed-in tariff scheme, in response to the disproportionate share of subsidies granted to solar projects and to relieve financial burdens placed on electricity customers that amounted to JPY2.3 trillion in 2016. Under the revised feed-in tariff scheme, subsidies for the 2017 fiscal year (ending in March 2018), will be JPY21 per kWh for systems over 10 kW and JPY28 per kWh for systems less than 10 kW (JPY30 per kWh, if obligated to use an output control system). The amended scheme also introduced new authorization procedures including the submission of a project feasibility study.

Malaysia

Various environmental legislation (acts, rules, regulations and orders) regulations of Malaysia are particularly relevant to our day-to-day business activities in Malaysia. There are related to the prevention, abatement, control of pollution and enhancement of the environment. It restricts the discharge of wastes into the environment in contravention of the acceptable conditions. These prescribe industrial effluent standards, levels of emission from stationary sources, and list the applicable types of waste and spell out their prescribed method of treatment, disposal and transportation.

Malaysia’s environmental legislation also requires that environmental assessment be carried out at the planning stage of expansion of an existing facility, if the operation falls within the criteria for prescribed activities. In response to the quantitative increase in environmental pollution, Malaysia is increasing enforcement by gradually introducing stiffer regulatory controls and expanding and strengthening the structures of environmental administration. It is therefore incumbent upon us to properly implement environmental measures to comply with Malaysian law.

All labor relations including but not limited to contracts of service, payment of wages, employment of women, rest day, hours of work, termination, lay-off and retirement benefits and keeping of registers of employee at our Malaysian facilities are governed by Malaysian law. We must also comply with an occupational safety and health law and its subsidiary legislations which regulate and secure the safety, health and general welfare of persons at work, for protecting others against risks to safety or health in connection with the activities of persons at work.

Local employees registered with the Social Security Organization are insured in the manner provided under Malaysian law, where, for example, upon injuries occurring in the course of the employment, insured employees or their dependents are entitled to benefits. The employer The employer shall insured their foreign workers under the Foreign Workers Health Insurance Protection Scheme (“SPIKPA”) and Foreign Workers Compensation Scheme (“FWCS”). Both schemes protect the welfare and interests of foreign workers in Malaysia. SPIKPA provides for medical protection while reducing the financial burden of the employer in the event of hospitalization and surgical due to illnesses or accidents of foreign workers. FWCS provides the compensation benefits to a foreign worker with valid employment document for injuries sustained or death due to an accident arising out of or during his course of employment which it is mandatory for employers to insure all their foreign workers under the scheme. These insurance companies who have been appointed and approved by the Ministry of Human Resources are liable to pay compensation and any expenses incurred in the treatment and rehabilitation of a workman for personal injuries by accident or accidental death arising out of and in the course of employment.

C. Organizational Structure

The following diagram illustrates our corporate structure as of April 28, 2017.

D. Property, Plant and Equipment

Our corporate headquarters are located in Seoul, Korea. Our primary manufacturing facilities for the production of PV cells and modules are located in Cyberjaya, Malaysia and Qidong, Jiangsu Province, China. We also have research and development facilities in Thalheim, Germany, manufacturing facilities for silicon ingots and wafers in Lianyungang, Jiangsu Province, China, office facilities in Seoul, Korea and office and research and development facilities in Shanghai, China. In 2016, our rental expenses were $3.9 million.

The following table sets forth certain information regarding our primary property and facilities owned or leased by us as of December 31, 2016:

Location	Land			Building
	Size	Own or lease	Usage	Size	Own or lease	Usage	Productive Capacity(1)
Cyberjaya, Malaysia	255,000 square meters	Lease term being negotiated with the Malaysian government	Office and manufacturing facilities	30,000 square meters	Owned	Office and manufacturing facilities	Cell: 1,750 MW Module: 1,750 MW
Qidong, China	259,219 square meters	Land use right expiring between 2053 and 2061	Office and manufacturing facilities	173,220 square meters	Owned	Office and manufacturing facilities	Cell: 2,400 MW Module: 2,400 MW
				24,500 square meters	Owned	Manufacturing facilities
Thalheim, Germany	359,000 square meters	Owned	Office, research and development	111,900 square meters	Owned	Office, research and development	For R&D activities
Lianyungang, China	976,905 square meters	Land use right expiring in 2055	Office and manufacturing facilities	76,500 square meters	Owned	Office and manufacturing facilities	Ingot: 1,550 MW Wafer: 950 MW
Seoul, Korea	—	—	—	1,718.7 square meters	Leased(2)	Office	n/a

(1)	Production capacity figures only include that of commercial production activities.
(2)	The lease will be renewed in May 2017.

We believe that our existing facilities are adequate and suitable to meet our present needs. As of December 31, 2016, we had annual production capacities of 4,150 MW for PV cells, 4,150 MW for PV modules, 1,550 MW for silicon ingots and 950 MW for silicon wafers.

We expect that our capital expenditures in 2017 will amount to approximately $50 million, which will be primarily used to fund manufacturing technology upgrades and certain R&D related expenditures. We will actively review our capital expenditure plan on a regular basis and make appropriate changes in accordance with our business environment.

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

Overview

We are a global, leading solar energy company involved in manufacturing of solar cells and modules. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in Malaysia and China using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We supply our solar products across the world, mainly to the United States, Japan, India and Turkey, with sales to those countries comprising over 80% of our 2016 net revenue. We sell PV cells and PV modules directly to utility companies, system integrators and also through third-party distributors. We are also growing a nascent engineering, procurement and construction (“EPC”) group that is focusing on markets in Europe, Turkey and Australia, in addition to the United States.

We shipped 2,956 MW and 4,583.0 MW of PV modules in 2015 and 2016, respectively. The average selling price of our PV modules was $0.58 per watt in 2015 and $0.53 per watt in 2016. Q CELLS shipped 967.1 MW of PV modules in 2014. The average selling price of Q CELLS’ PV modules was $0.72 per watt in 2014.

Our net revenues in 2016 and 2015 were $2,425.9 million and $1,800.8 million, respectively. We recorded net income of $127.5 million in 2016 and $43.8 million in 2015. Q CELLS’ net revenues in 2014 were $773.1 million. Q CELLS recorded net income of $3.0 million in 2014. As of December 31, 2016, we had accumulated earnings of $107.3 million and had total borrowings of $1,071.6 million and long-term notes of $100.0 million outstanding.

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

 Key Factors Affecting Our Financial Performance

The most significant factors affecting our financial performance are:

•	industry supply and demand;

•	government subsidies and trade sanctions;

•	average selling price of our PV products;

•	price and availability of silicon and silicon wafers;

•	manufacturing capacity and capacity utilization;

•	process technologies;

•	new strategic initiatives; and

•	fluctuations in foreign exchange rates.

Industry Supply and Demand

Our business, revenue growth and profitability are materially impacted by the overall supply and demand of the PV industry.

In the second half of 2009, our industry experienced a high level of supply and demand imbalance due to substantial manufacturing overcapacity throughout 2008 and 2009, mainly from China-based solar manufacturers, and sharp demand collapse from European countries such as Germany and Spain, as these countries significantly reduced or eliminated government incentives for solar installation affected by the global credit crisis of 2008. This state of oversupply resulted in a steady decline in selling prices of PV products over the next few years and adversely affected the overall profitability of the broader PV industry, which caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them and even bankruptcies for some of the players starting from the second half of 2011.

Since then, global demand growth for PV products accelerated due to newly introduced favorable government subsidies and economic incentives in certain key PV markets such as Japan, China, the United States and some of the emerging markets that have helped create a more geographically diversified demand for PV products. The growth of the PV industry during this period has helped it gain economies of scale such that the levelized cost of electricity generated from solar power is competitive with traditional sources of power in certain regions of the United States and Western Europe.

After multi years of industry growth and improvement in corporate profitability, we believe our industry entered a new phase of oversupply beginning in the second half of 2016, as many Asian companies, including our company, brought new cell and module manufacturing capacities online. During this period, the blended module spot price has fallen by 31% to $0.38 per watt as of the year-end of 2016 from a year ago according to a study by GTM Research.

Despite the near term challenge from industry oversupply, we believe that our industry will continue to grow as solar power becomes a more economically viable energy solution on an unsubsidized basis in many countries. Such growth can be accelerated by further reduction in silicon materials prices and overall balance of systems costs.

With the recent presidential election in the United States and change of administration, we expect that U.S. government support for the energy industry may focus more on fossil-fuel-based and other conventional sources of supply. If this occurs, the demand for our products may decline.

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

Since 2012, the United States and the European Union have imposed trade sanctions against PV products manufactured in China, including anti-dumping and countervailing duties imposed in the United States and the minimum import price and quota in the European Union. These measures have negatively affected sales in the United States and Europe of our PV products manufactured in China. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.” On the other hand, these measures contributed to the increase in sales in these markets of our PV products manufactured in Malaysia because these products faced less competition in these markets.

With the recent change of administration in the United States, we expect U.S. government support for the energy industry may focus more on fossil-fuel-based and other conventional sources of supply. If this occurs, the demand for our products may decline. We also expect that new legislation, policies, legal and administrative actions may be proposed or enacted that could curtail subsidies that benefit our products and that additional sanctions could be imposed that could materially and adversely affect demand for our products and our results of operations. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—A recent petition filed with the U.S. International Trade Commission calling for new tariffs on solar cells and minimum prices for solar modules imported from outside the United States could harm our ability to sell our products inside the United States, and thereby materially and adversely affect our business prospects, results of operations and financial condition.”

In addition, the Chinese government has imposed anti-dumping duties on certain imports of solar grade polysilicon products imported from the United States and Korea since January 2014 and the European Union since May 2014. See, “Risk Factors—Risks Related to Our Business and Industry—The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.” While these tariffs did not materially increase our cost of production in 2016, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

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

The average selling price of our PV modules was $0.53 per watt in 2016 and $0.58 per watt in 2015. The average selling price of Q CELLS’ PV modules was $0.72 per watt in 2014. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend.

Price and Availability of Silicon and Silicon Wafers

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of silicon wafers procured at higher prices during the earlier period of supply shortage and put downward pressure on the value of our inventory of raw materials and products. As a result, our write-down of inventories amounted to $0.9 million in 2016, down from $10.2 million in the year ago period.

Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply agreements. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market, and the unit price of the silicon-related materials has been lowered in general. However, because the oversupply situation of silicon materials worsened since 2012, some of our previous multi-year suppliers are facing difficulties in continuing their business: some of our suppliers shut down their factories for certain period of time since 2012 and some of them are in a liquidation process. We may not receive our prepayments made under those prior multi-year agreements if those suppliers become bankrupt. Some of our multi-year agreement suppliers have the difficulties in supplying us with silicon materials with fixed quantity or qualified materials and we have instituted legal proceedings against them. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel” and “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.”

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

We produced 3,862 MW of PV cells and 3,458 MW of PV modules in 2016 and 3,244 MW of PV cells and 3,197 MW of PV modules in 2015. Q CELLS produced 97 MW and 132 MW of PV modules in 2014. The following tables set forth Q CELLS’ and our production volume of silicon ingots, silicon wafers, PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2014	2015		2016
Products	Q CELLS	Hanwha Q CELLS(1)		Hanwha Q CELLS(3)
		(MW)
Volume of ingots produced	-	1,246		1,453
Volume of wafer produced	-	1,188		1,428
Volume of PV cells produced	1,175	3,244		3,862
Volume of PV modules produced	132	3,197	(2)	3,458

(1)	Includes Q CELLS’ production volume from January 1 through February 5, 2015 and our combined production volume from February 6 through December 31, 2015.
(2)	Includes 907 MW of PV modules processed by others in 2015.
(3)	Excludes PV cells and modules produced by our affiliated company, Hanwha Q CELLS Korea, Corp.

As of December 31, 2016, we had annual nameplate capacities of 4,150 MW for PV cells, 4,150 MW for PV modules, 1,550 MW for silicon ingots and 950 MW for silicon wafers.

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

We have continuously improved the process technology and product quality since we commenced our commercial production in November 2005. Both Q CELLS and Hanwha SolarOne introduced solar modules with anti-PID features by 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. In 2014, Q CELLS also successfully commenced its commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, and started marketing them under its “Q.ANTUM” brand. Our advanced ingot growing and wafer sewing process technologies have also improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins. Based on these efforts, in December 2016, our Q.ANTUM multicrystalline and BSF multicrystalline PV cells achieved average conversion efficiency rates of 19.6% and 18.7%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.”

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

Net Revenues

We currently generate substantial majority of the net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells, PV kit system sales and scrap materials to third parties, as well as from PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services.

Substantially all of the silicon ingots, silicon wafers and PV cells we produce are used for our own PV module production. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules.

We record revenues net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions. In the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our net revenues.

We currently sell a substantial portion of our PV products and services to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2016 included NextEra Energy Resources, LLC, Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS Korea Corp., Clenera, LLC, Adani Group, Azure Power, Capital Dynamics, SolarCity, Renew Akshay Urja Private Limited and SunEnergy1, LLC. Our five largest customers accounted for an aggregate of 55.8% of our net revenues in 2016.

Geographically, the United States, Japan, India and Turkey accounted for 51.6%, 11.7%, 9.6% and 7.4% of our net revenues in 2016, respectively. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions, including Europe, Japan, the United States and China, will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as Korea, India, Australia, Turkey and Latin America.

Sales to our customers are typically made through non-exclusive, short-term arrangements.

Cost of Revenues and Operating Expenses

The following table sets forth our and Q CELLS’ cost of revenues and operating expenses and these amounts calculated as percentages of the net revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	Q CELLS		Hanwha Q CELLS(1)		Hanwha Q CELLS
	Amount ($)	% of Net Revenues	Amount ($)	% of Net Revenues	Amount ($)	% of Net Revenues
	(In millions, except percentages)
Cost of revenues	653.2	84.5%	1,466.8	81.5%	1,985.6	81.9%
Operating expenses:
Selling expenses	31.6	4.1%	94.1	5.2%	120.1	5.0%
General and administrative expenses	48.0	6.2%	91.7	5.1%	78.2	3.2%
Research and development expenses	27.4	3.5%	48.3	2.7%	49.2	2.0%
Restructuring charges	—	—	22.0	1.2%	0.7	0.0%
Total operating expenses	107.0	13.8%	256.1	14.2%	248.2	10.2%

(1)	Includes Q CELLS’ cost of revenues and operating expenses from January 1 through February 5, 2015 and our consolidated cost of revenues and operating expenses from February 6 through December 31, 2015.

Cost of Revenues

Our cost of revenues includes the cost of raw materials used for our PV module and PV cell production, such as silicon and silicon wafers, other direct raw materials and components including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes, inventory write-down as a result of reduced cost or market assessment and a regular provision for obsolescence, and provisions for doubtful collection of advance to suppliers. We expect the cost of silicon and silicon wafers, our primary raw material for the manufacturing of PV products, to continue constituting a substantial portion of our cost of revenues in the foreseeable future. Future increases or decreases in our suppliers’ cost of silicon wafers may also contribute to fluctuations in cost of revenues.

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

We incurred $11.0 million in warranty costs in 2016 and $16.3 million in warranty costs in 2015 and our accrued warranty costs totaled $61.2 million as of December 31, 2016. In 2014, Q CELLS incurred $7.1 million in warranty costs. As of December 31, 2014, Q CELLS’ accrued warranty costs totaled $27.5 million. For an extended discussion of warranties, see “Item 4. Information on Company – B. Business Overview – Warranty”.

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

Restructuring Charges

In January 2015, we announced restructuring plans to restructure our global operations. This decision includes the shutdown of its production facilities in Thalheim, Germany and the transfer of machineries used for production to the production site in Malaysia. This plan resulted in a downsizing of the workforce in Germany, which was communicated in March 2015, and an alternate use for certain assets that cannot be transferred. The Group estimated that it recognized aggregate charges pursuant to the restructuring plan of up to $22.0 million and $0.7 million in 2015 and 2016, respectively, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

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

Germany, Korea, Malaysia and China

We are also subject to corporate income taxes in Germany, Malaysia, Korea, Australia, Chile and Turkey among which we have significant operations in Germany, Korea, Malaysia and China. The following table sets forth the income tax rates applicable to us as of the dates indicated:

	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Germany	29.13%	29.13%	29.13%
Malaysia	25.00%	25.00%	25.00%
Korea	N/A	22.00%	22.00%
China	N/A	25.00%	25.00%

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. Starting from January 1, 2016, the estimated useful life of machinery in Malaysia has been changed to 10 years as part of the Group’s unification of the estimated useful life of tangible assets. In addition, starting from April 1, 2016, we unified our estimate of accrual for the 12-year warranty against technical defects based on 0.5% of revenue for PV modules and no warranty cost accrual has been recorded for the 25-year warranties for decline from initial power generation capacity.

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

We entered into a processing service arrangement to process PV cells into PV modules with a third-party. For this service arrangement, we “purchases” PV cells from the related party and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same party. The quantity of PV modules sold back to the same party under these processing arrangements is consistent with the amount of PV cells purchased from the same party based on current production conversion rates. In accordance with ASC 845-10, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, we record the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the same party. These sales are subject to all of the above-noted criteria relating to revenue recognition.

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

Warranty Costs

For a discussion of warranty costs, see “Item 4. Information on Company – B. Business Overview – Warranty”.

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

Nil and $4.5 million of impairment charge was recognized for the years ended December 31, 2015 and 2016, respectively.

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

Changes in the fair value of these derivative instruments are recognized in our consolidated statements of comprehensive income (loss). These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2016, the Group had outstanding cross-currency exchange rate contracts to deliver JPY1,800.0 million and receive $16.0 million and interest rate swap contracts with notional amount of $440.2 million in which the Company pays fixed interest and receives variable interest. We estimate the fair value of our foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

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

Advance to Suppliers and Long-term Prepayments

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. As of December 31, 2016, we had $25.5 million of advances to suppliers and nil of long-term prepayments outstanding.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (ASU 2014-09), “Revenue from Contracts with Customers (Topic 606)”. This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). In addition, in August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14): “Revenue from Contracts with Customers (Topic 606).” This update was issued to defer the effective date of ASU No, 2014-09 by one year. Therefore, the effective date of ASU No, 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The FASB allows two adoption methods under ASU 2014-09. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules ("modified retrospective method"). We continue to evaluate the available adoption methods.

Upon initial evaluation, we believe the key changes in the standard that impact the Group’s revenue recognition relate to the allocation of contract revenues between various services and equipment, and the timing of when those revenues are recognized. Management is still in the process of evaluating these impacts and has not chosen the method as of December 31, 2016.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group has not early adopted this Update. The Group believes that adoption of this ASU will not have a material effect on its consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-07 (ASU 2016-07), “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

	Year Ended December 31,
	2014		2015(1)		2016
	Q CELLS		Hanwha Q CELLS		Hanwha Q CELLS
	($)	% of Net Revenues	($)	% of Net Revenues	($)	% of Net Revenues
	(In millions, except for percentages)
Consolidated Statement of Operations Data
Net revenues	773.1	100.0%	1,800.8	100.0%	2,425.9	100.0%
Cost of Revenues	653.2	84.5%	1,466.8	81.5%	1,985.6	81.9%
Gross profit	119.9	15.5%	334.0	18.5%	440.3	18.1%
Operating expenses:
Selling expenses	31.6	4.1%	94.1	5.2%	120.1	5.0%
General and administrative expenses	48.0	6.2%	91.7	5.1%	78.2	3.2%
Research and development expenses	27.4	3.5%	48.3	2.7%	49.2	2.0%
Restructuring charges	—	—	22.0	1.2%	0.7	0.0%
Total operating expenses	107.0	13.8%	256.1	14.2%	248.2	10.2%
Operating income (loss)	12.9	1.7%	77.9	4.3%	192.1	7.9%
Interest expense	(18.1)	-2.3%	(66.9)	-3.7%	(54.5)	-2.2%
Interest income	1.7	0.2%	10.9	0.6%	8.1	0.3%
Foreign exchange gain (loss)	7.0	1.0%	(23.6)	-1.3%	(3.5)	-0.1%
Changes in fair value of derivative contracts	0.9	0.0%	9.6	0.5%	(24.4)	-1.0%
Investment loss	—	—	(1.3)	-0.1%	—	—
Share of losses of equity method investments	—	—	(0.6)	0.0%	(0.9)	0.0%
Reversal of litigation accruals	—	—	48.5	2.7%	—	—
Other income (expense), net	—	—	(0.6)	0.0%	6.3	0.3%
Income (loss) before income taxes	4.4	0.6%	53.9	3.0%	123.2	5.1%
Income tax expenses (benefits)	1.4	0.2%	10.1	0.6%	(4.3)	-0.2%
Net income (loss)	3.0	0.4%	43.8	2.4%	127.5	5.3%
Foreign currency translation adjustments	(40.6)	-5.3%	(34.6)	-1.9%	(59.8)	-2.5%
Pension adjustments	—	—	—	—	(0.3)	0.0%
Comprehensive income (loss)	(37.6)	-4.9%	9.2	0.5%	67.4	2.8%

(1)	Our results of operations for 2015 represent Q CELLS’ (but not Hanwha SolarOne’s) results of operations for the period from January 1, 2015 to February 5, 2015 and our consolidated results of operations for the period from February 6, 2015 to December 31, 2015 following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

2016 Compared to 2015

Net Revenues

Our net revenues increased by 34.7% to $2,425.9 million for 2016 from $1,800.8 million for 2015 due to an increase in PV module shipments from 2,956.1 MW for 2015 to 4,583.0 MW for 2016, which was primarily as a result of the strong increase in demand for our PV products in key markets such as the United States, Japan and India. Our year-over-year revenue increase in the United States was particularly strong, with an increase of 140.9% to $1,251.2 million in 2016 from $519.4 million in 2015.

Cost of Revenues and Gross Profit

Our cost of revenues increased by 35.4% to $1,985.6 million for 2016 from $1,466.8 million for 2015 due primarily to the substantial increase of PV product shipments by 55.0% in 2016 from the previous year.

Our gross profit increased by 31.8% to $440.3 million for 2016 from $334.0 million for 2015 also as a result of our manufacturing cost reduction, as we completed the ramp-up of newly commissioned production capacities in late 2015 and early 2016. Our gross profit margin decreased to 18.1% for 2016 from 18.5% for 2015, which was partially due to the steep decline of the market average selling price of solar modules in the second half of 2016.

Selling Expenses, General and Administrative Expenses, Research and Development Expenses, and Restructuring Charges

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 27.6% to $120.1 million for 2016 from $94.1 million for 2015, which were largely in line with the increase in our sales volume. Selling expenses as a percentage of our total net revenues decreased to 5.0% for 2016 from 5.2% for 2015.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses and insurance for our administrative personnel. Our general and administrative expenses decreased by 14.7% to $78.2 million for 2016 from $91.7 million for 2015, due primarily to our continuing cost controls measures. General and administrative expenses as a percentage of our total net revenues decreased to 3.2% for 2016 from 5.1% for 2015.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 1.9% to $49.2 million for 2016 from $48.3 million for 2015. Research and development expenses as a percentage of our total net revenues decreased to 2.0% for 2016 from 2.7% for 2015.

Operating Income

As a result of the foregoing, our operating income was $192.1 million for 2016, compared to $77.9 million for 2015. Our operating profit margin was 7.9% for 2016, compared to 4.3% for 2015.

Interest Income and Expense and Foreign Exchange Gain

We generated interest income of $8.1 million and incurred interest expense of $54.5 million for 2016, compared to interest income of $10.9 million and interest expense of $66.9 million for 2015. The decrease in interest expense was due to paydown of higher interest-bearing debt instruments and the decrease in commission rate of guarantee fee.

We recorded foreign exchange loss of $3.5 million for 2016, compared to foreign exchange loss of $23.6 million for 2015, due primarily to increased U.S. dollar denominated assets resulting from increased shipments to the U.S., which helped reduce our over-sold U.S. dollar position.

Income Tax Expenses

Our income tax benefits were $4.3 million for 2016 compared to a $10.1 million tax expense in 2015, primarily due to the derecognition of a $17.9 million uncertain tax position. Management believes that the company will not be liable for this tax position due to the expiration of the statute of limitations. This income tax benefit was partially off-set by tax expenses recognized by our Korean and American subsidiaries on their respective pre-tax incomes. Our effective tax rate was 18.7% in 2015.

Net Income

As a result of the cumulative effect of the above factors, we had a net income of $127.5 million for 2016, compared to a net income of $43.8 million for 2015. Our net profit margin was 5.3% for 2016, as compared to 2.4% for 2015.

Other Comprehensive Income (Loss)

We recorded foreign currency translation adjustments of negative $59.8 million and pension adjustment of negative $0.3 million for 2016, compared to negative $34.6 million for 2015. Other comprehensive losses in 2016 resulted from depreciation of CNY, EUR, and MYR against the US dollar. Such depreciation of functional currencies in our Chinese, German, and Malaysian subsidiary resulted in the recognition of other comprehensive losses resulting from currency translation adjustments.

2015 Compared to 2014

Net Revenues

Our net revenues increased by 132.9% to $1,800.8 million for 2015 from $773.1 million for 2014, due partially to an increase in PV module shipments from 967.1MW for 2014 to 2,956.1MW for 2015 primarily as a result of (i) the inclusion of Hanwha SolarOne’s results of operations from February 6, 2015, and (ii) an increase in sales in the United States, Japan, PRC, Turkey and India from $122.6 million in 2014 to $1,101.3 million in 2015.

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

We incurred one-time restructuring charges of $22.0 million for 2015 as compared to none for 2014, in connection with our restructuring that started in March 2015 to cease production activities in Germany and transfer our manufacturing equipment to more cost-competitive production bases. Such restructuring charges consist primarily of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

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

Income Tax Expenses

Our income tax expenses were $10.1 million for 2015 compared to income tax expense of $1.4 million for 2014, due primarily to the increase in income before taxes. Our effective tax rate was 18.7% in 2015 compared to 31.8% in 2014.

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

Cash Flows

The following table sets forth a summary of our and Q CELLS’ cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015(1)	2016
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	(In millions $)
Net cash provided by (used in) operating activities	(81.6)	250.6	137.4
Net cash provided by (used in) investing activities	(65.1)	(171.8)	(21.0)
Net cash provided by (used in) financing activities	56.4	(16.5)	117.2
Net increase (decrease) in cash and cash equivalents	(90.3)	62.3	233.6

(1)	Our cash flows for 2015 represent Q CELLS’ cash flows for the period from January 1, 2015 to February 5, 2015 and our cash flows for the period from February 6, 2015 to December 31, 2015.

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

Our net cash provided by operating activities was $137.4 million for 2016, which was derived from net income of $127.5 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net positive effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of $94.1 million, foreign currency exchange loss of $35.3 million, and non-cash interest expenses on amortization of long-term debt and litigation accruals of $8.4 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of $106.1 million, were primarily comprised of:

•	a decrease of $383.2 million in deferred revenue due primarily to the increase in cash payments received from customers in advance of the delivery of our PV modules;

•	an increase of $72.4 million in trade accounts receivable;

•	a decrease of $15.5 million in inventories due primarily to the improvement in inventory controls; and

•	a decrease of $50.1 million in restricted cash due primarily to a decrease in cash provided to banks as collateral in relation to the purchase of raw materials and sale of goods and for our working capital financings.

Our net cash provided by operating activities was $250.6 million for 2015, which was derived from net income of $43.8 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net positive effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of $83.3 million, foreign currency exchange loss of $37.0 million, and non-cash interest expenses on amortization of long-term debt and litigation accruals of $9.8 million, partially offset by reversal of litigation accruals of $48.5 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net positive effect of $103.2 million, were primarily comprised of:

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

Our net cash used in investing activities was $21.0 million for 2016, primarily consisting of $174.9 million of cash used in acquisition of fixed and intangible assets for capacity expansion and upgrades in our Malaysia, Korean and Chinese facilities and $150.9 million of cash received from repayment of loans by related parties.

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

Our net cash provided by financing activities was $117.2 million for 2016. This was mainly attributable to repayment of bank borrowings of $484.6 million, partially offset by proceeds from borrowings from banks of $634.2 million.

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

Capital Expenditures and Investment Requirements

 Our capital expenditures amounted to $174.9 million in 2016 which were primarily used to fund expansion of our production facilities in Korea and on-going capital equipment upgrades in Malaysia and China.

Our capital expenditures amounted to $200.0 million in 2015 which were primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia.

Q CELLS’ capital expenditures amounted to $45.6 million in 2014 which were primarily used to maintain and upgrade its production facilities and equipment, primarily in Malaysia.

We expect that our capital expenditures will amount to approximately $50.0 million in 2017, which will be primarily used to fund on-going capital equipment upgrades in Malaysia and China and certain R&D activities. We plan to fund our capital expenditure and investment requirements with cash from operations, bank borrowings, proceeds from our securities offerings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Capital Resources

We have financed our operations primarily through cash flows from operations and proceeds from bank loans, capital contribution from Hanwha Solar and proceeds from our securities offerings.

As of December 31, 2016, we had long-term debt (including the current portion) of $794.2 million and short-term debt of $377.4 million. Our long-term debt consists mainly of long-term borrowings from commercial banks, a loan from the Malaysian government and long-term notes.

As of December 31, 2016, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of $377.4 million. Our short-term bank borrowings outstanding as of December 31, 2016 bore average interest rates of 3.49% per annum. These short-term bank borrowings have terms of one month to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership.

As of December 31, 2016, we had long-term bank borrowings (including current portion) from various commercial banks with an aggregate outstanding balance of $569.8 million. The long-term bank borrowings outstanding as of December 31, 2016 bore an average interest rate of 2.66% per annum and had maturities ranging from 2017 through 2019. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources. Certain bank borrowings were guaranteed by Hanwha Chemical. See Note 13 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2016, the principal amount of the Malaysian government loan was MYR 838 million ($186.9 million, translated at the rate of $0.223 per one Malaysian Ringgit) and is repayable in installments from 2013 through 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027 and a fixed 2% interest through maturity. The fixed assets of Hanwha Q CELLS Malaysia were pledged as collateral and the loan was guaranteed by Hanwha Chemical. The book value of the Malaysian government loan as of December 31, 2016 was $124.4 million, which is approximately the fair value of the loan measured at an effective interest rate of 4.3% per annum.

As of December 31, 2016, we had cash and cash equivalents of $390.0 million. Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and have original maturities less than 90 days. As of December 31, 2016, we had restricted cash in the amount of $116.8 million, which represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for our use. The restriction on the use of restricted cash is generally expected to be released at the maturity of the underlying letter of credit facilities, notes payable and bank borrowings which range from three months to 12 months, unless the underlying liabilities are rolled over or a default occurs. As we expect to roll over most of the underlying short-term liabilities, we do not expect the total amount of restricted cash to decrease substantially in the foreseeable future. As of December 31, 2016, unused loan facilities for short-term and long-term borrowings amounted to $43.5 million.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Through the acquisition of Q CELLS in February 2015, we plan to leverage Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 207 highly trained researchers as of December 31, 2016. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Q CELLS’ research and development expenses were $27.4 million 2014. Our research and development expenses were $49.2 million in 2016 and $48.3 million in 2015.

As of the date of this annual report, we had been granted 76 patents and utility models and 31 applications for patents and utility models pending in China, 43 patents and 71 patent applications pending in Germany and 66 patents and 42 patent applications pending in other countries.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions $)
Long-term debt obligations(1)	1,008.5	241.7	582.9	3.3	180.6
Operating lease obligations	1.9	1.2	0.7	-	-
Commitments relating to the acquisition of fixed assets	33.9	33.9	-	-	-
Total	1,044.3	276.8	583.6	3.3	180.6

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title	Term
Seong Woo Nam	60	Director, Chairman and Chief Executive Officer	December 2020
Jung Pyo Seo	51	Director and Chief Financial Officer	December 2020
Dong Kwan Kim	34	Director and Chief Commercial Officer	December 2017
Seung Deok Park	47	Director and Chief Technology Officer	December 2017
Seung Heon Kim	60	Independent Director	December 2017
Hyun Chul Chun	59	Independent Director	December 2017
Young S. Kim	68	Independent Director	December 2018

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

Mr. Hyun Chul Chun has served as our independent director since January 2016 and has been a managing partner at Saesidae Accounting Corporation, which he joined in April 2014. He is also a member of the board of directors and audit committee of Aekyung Industry Co., Ltd., and a part-time auditor of Unicef Korea. From 1994 to 2014, he held several positions at Deloitte Anjin LLC, including audit partner and dean of Deloitte Academy. Mr. Chun is a certified public accountant licensed in Korea and has spent over 30 years holding accounting and audit related positions. He received both his BA and MBA degrees from Yonsei University in Korea.

Mr. Young S. Kim has served as our independent director since January 2017 and is currently a technical advisor at Realgain. Also, he served as a technical advisor at ISU Chemical for new business development. He was a project engineer at DOW Chemical of Freeport, Texas. He received his BA in Chemical Engineering from Seoul National University in Korea in 1974 and a master’s degree in Industrial Engineering from Dow International Vocational School in Texas in 1980.

B. Compensation

Compensation

In 2016, we paid aggregate cash compensation of approximately $6.0 million to our directors and executive officers. For options granted to officers and directors, see “—2006 Share Option Plan” and “—2007 Equity Incentive Plan.”

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

Name	ADSs Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
($/ADS)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Seung Deok Park	—	—	—	—
Seung Heon Kim	—	—	—	—
Hyun Chul Chun	—	—	—	—
Young S. Kim	—	—	—	—
Other individuals as a group	2,728	90.0	November 30, 2006	November 30, 2016
	2,000	265.5	December 13, 2007	November 30, 2016

Total	4,728

—	No outstanding share option was held by such person.

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

Name	ADSs Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		($/ADS)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Seung Deok Park	—	—	—	—
Seung Heon Kim	—	—	—	—
Hyun Chul Chun	—	—	—	—
Young S. Kim	—	—	—	—
Other individuals as a group	1,258	67.2	October 16, 2008	October 16, 2018
	100	67.2	March 17, 2009	March 17, 2019
	400	37.1	April 28. 2009	April 28. 2019
	5,016	68.5	December 3, 2009	December 3, 2019
	750	74.8	June 28, 2010	June 28, 2020

Total	7,524

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of the date of this annual report.

Name	ADSs Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date

Seong Woo Nam	—	—	—
Jung Pyo Seo	861	March 1, 2015	March 1, 2025
Dong Kwan Kim	453	March 1, 2015	March 1, 2025
Seung Deok Park	498	March 1, 2015	March 1, 2025
Seung Heon Kim	—	—	—
Hyun Chul Chun	—	—	—
Young S. Kim	—	—	—
Other individuals as a group	750	January 1, 2008	January 1, 2018
	750	January 1, 2010	January 1, 2020
	625	January 1, 2011	January 1, 2021
	21,931	February 28, 2011	February 28, 2021
	26,406	March 31, 2011	March 31, 2021
	1,125	April 28, 2011	April 28, 2021
	2,250	May 31, 2011	May 31, 2021
	2,194	July 28, 2011	July 28, 2021
	2,438	August 26, 2011	August 26, 2021
	844	October 28, 2011	October 28, 2021
	6,563	November 29, 2011	November 29, 2021
	938	December 29, 2011	December 29, 2021
	375	January 1, 2012	January 1, 2022
	2,250	April 30, 2012	April 30, 2022
	1,000	January 13, 2013	January 1, 2023
	250	May 28, 2013	May 28, 2023
	750	January 1, 2014	January 1, 2024
	750	January 1, 2015	January 1, 2025
	13,182	March 1, 2014	August 1, 2024
	20,085	March 1, 2015	March 1, 2025
	29,358	January 1, 2016	March 1, 2026
Total	136,626

—	No restricted stock units have been granted to such person.

C. Board Practices

Directors’ Term and Directorship Period

Name	Appointed	Term Expiration	Period in Office
Seong Woo Nam	December 2014	December 2018	2 years and 5 month
Jung Pyo Seo	December 2014	December 2018	2 years and 5 month
Dong Kwan Kim	December 2015	December 2017	1 year and 5 months
Seung Deok Park	December 2015	December 2017	1 year and 5 months
Seung Heon Kim	December 2015	December 2017	1 year and 5 months
Hyun Chul Chun	December 2015	December 2017	1 year and 5 months
Young S. Kim	December 2016	December 2018	5 months

Committees of the Board of Directors

Audit Committee

Name	Appointed	Term Expiration	Period in Office
Seung Heon Kim	January 2016	December 2017	1 year and 4 months

Hyun Chul Chun	January 2016	December 2017	1 year and 4 months

Young S. Kim	January 2017	December 2017	4 months

The audit committee is chaired by Mr. Hyun Chul Chun, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules (the “Nasdaq Rules”).

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

Compensation Committee

Name	Appointed	Term Expiration	Period in Office
Seung Heon Kim	January 2016	December 2017	1 year and 4 months

Hyun Chul Chun	January 2016	December 2017	1 year and 4 months

Young S. Kim	January 2017	December 2017	4 months

The compensation committee is chaired by Mr. Young S. Kim. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules.

Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Name	Appointed	Term Expiration	Period in Office
Seung Heon Kim	January 2016	December 2017	1 year and 4 months

Hyun Chul Chun	January 2016	December 2017	1 year and 4 months

Young S. Kim	January 2017	December 2017	4 months

Jung Pyo Seo	April 2014	December 2017	3 years and 1 month

The corporate governance and nominating committee is chaired by Mr. Seung Heon Kim.

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

D. Employees

The following table sets forth the number of our full-time employees by function as of December 31, 2015 and 2016 and Q CELLS’ full-time employees by function as of December 31, 2014:

	As of December 31,
	2014	2015	2016
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
Manufacturing and engineering	647	7,792	6,294
General and administration	182	783	536
Quality control	97	557	541
Research and development	239	386	308
Purchasing and logistics	117	147	148
Marketing and sales	114	240	176
Total	1,396	9,905	8,003

The following table sets forth the number of our full-time employees by geographic location as of December 31, 2015 and 2016 and Q CELLS’ and Hanwha SolarOne’s full-time employees by geographic location as of December 31, 2014:

	As of December 31,
	2014	2015	2016
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
China	-	6,555	5,290
Germany	893	448	395
Malaysia	488	1,887	2,150
Korea	-	795	90
Others	14	220	78
Total	1,396	9,905	8,003

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in China in 2016 was $7.4 million.

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

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2016, options to purchase 7,869,060 ordinary shares have been granted and were outstanding under this plan and our 2006 share option plan.

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

In connection with the relocation of our manufacturing facilities, we have restructured our workforce in Germany. The production transfer to other sites and the corresponding restructuring has led to a reduction of the workforce in Germany by approximately 550 positions. We continue to maintain approximately 450 jobs in Germany. In February 2015, we have reached an agreement with the works council representing the employees in Germany on the terms and conditions of the restructuring program. In 2016, we incurred approximately $0.7 million of restructuring cost, including termination payments, in connection with the restructuring. In comparison, we incurred $22.0 million for 2015 in connection with our restructuring including discontinuation of commercial production in Germany. Due to the restructuring of our workforce, we may be subject to disputes with our former employees and the related cost could have a material adverse effect on our business and results of operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 20, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:

Jung Pyo Seo	—	—
Seong Woo Nam	—	—
Seung Deok Park	—	—
Seung Heon Kim	—	—
Hyun Chul Chun	—	—

Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(3)	3,910,394,773	94.0%

—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of shares beneficially owned by each listed person as of March 31, 2017. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of March 31, 2017. Percentage of beneficial ownership of each listed person is based on 4,162,038,802 ordinary shares outstanding as of March 31, 2017, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report. This number excludes: (i) the remaining 401,408 ADSs which were issued to facilitate our convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of $0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 10,136 ADSs (representing 506,800 ordinary shares) which have been reserved by our company as of March 31, 2017 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares would be 4,182,607,925 if those numbers mentioned above are to be included.

(3)	Held 3,903,989,723 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of $0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 128,101 ADSs (representing 6,405,050 ordinary shares) as of March 31, 2016. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Hanwha Corporation together with its affiliates hold approximately 36.30% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.05% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar.

As of April 20, 2017, approximately 6.18% of our outstanding ordinary shares, represented by 5,171,117 ADSs, were held in the form of ADSs in the United States by 41 record holders, among which 38 record holders were U.S. holders.

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

In the second quarter of 2016, as part of our plans to fully optimize our manufacturing cost structure and operational efficiency, we sold our 100% equity interest in the module manufacturing facility located in Eumseong, Korea to Hanwha Q CELLS Korea Corp. for $58.5 million in cash and the assumption of all outstanding assets and liabilities.

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

In the event any matter is presented to our board of directors for prior approval or determination and any director who has been nominated by Hanwha Solar has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of our independent directors, then the approval or determination with respect to such matter will be made by a majority of the members of our board of directors without such conflict of interest.

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

Restrictions on Transfer by Hanwha Solar

Hanwha Solar will not effect any transaction or series of related transactions involving a sale(s) of our ordinary shares to any non-affiliated third-party if, after giving effect to such sale, such third-party (individually or together with its affiliates or other persons which would constitute a “group” (as defined under Section 13(d) of the Exchange Act) with such third-party or its affiliates) would beneficially own 30% or more of the total number of issued and outstanding ordinary shares unless (i) approved in advance by a majority of the our independent directors, (ii) after giving effect to such sale(s), Hanwha Solar together with its affiliates continues to control us or (iii) such third-party, its affiliates and/or persons which constitute a “group” with such third-party, as the case may be, agree in writing to be bound by the terms of the shareholder agreement to the same extent as Hanwha Solar.

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

Transactions between Hanwha SolarOne and Q CELLS

In 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS, which generated revenues amounting to $84.1 million. Hanwha SolarOne also purchased PV cells and other raw materials from Q CELLS to produce its own PV modules, which amounted to $9.1 million in 2014. Since our acquisition of Q CELLS in February 2015, transactions between Hanwha SolarOne and Q CELLS have become intercompany transactions not reported in our consolidated financial statements.

Transactions with Hanwha Corporation

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, and it is engaged in the global trading business, among others. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Corporation which then resells the PV modules purchased from us to system integrators and third-party distributors in various markets. We also purchase (and, historically, both Q CELLS and Hanwha SolarOne purchased) raw materials, primarily polysilicon and silver paste, from Hanwha Corporation. In 2016 and 2015, our sales to Hanwha Corporation amounted to $38.7 million and $117.5 million, respectively, and our purchase of raw materials from Hanwha Corporation amounted to $259.8 million and $306.7 million, respectively. Q CELLS’ sales to Hanwha Corporation in 2014 amounted to $340.8 million. Q CELLS’ purchase of raw materials from Hanwha Corporation in 2014 amounted to $310.8 million.

As of December 31, 2016 and December 31, 2015, we had amount due to Hanwha Corporation of $27.5 million and $118.6 million, respectively, which primarily consisted of accounts payable related to purchases of raw materials, and amount due from Hanwha Corporation of nil and $75.6 million, respectively, which primarily consisted of accounts receivable related to sales of PV modules. Q CELLS had amount due to Hanwha Corporation of $63.8 million as of December 31, 2014, which primarily consisted of accounts payable related to purchases of raw materials. Q CELLS had amount due from Hanwha Corporation of $125.3 million as of December 31, 2014, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS USA Corp.

Hanwha Q CELLS USA Corp. is a wholly-owned subsidiary of Hanwha Q CELLS Americas Holdings Corp., an indirect subsidiary of Hanwha Corporation, and primarily engages in the sale and distribution of PV products and PV downstream business in the United States. Hanwha Q CELLS Americas Holdings Corp. is not our consolidated subsidiary. We sell (and, historically, Q CELLS sold) PV modules to Hanwha Q CELLS USA Corp. which then resell the PV modules purchased from us to system integrators and third-party distributors in the United States. Our sales to Hanwha Q CELLS USA Corp. in 2016 and 2015 amounted to nil and $139.7 million. Q CELLS’ sales to Hanwha Q CELLS USA Corp. in 2014 amounted to $2.5 million. In 2016 and 2015, we also purchased PV modules from Hanwha Q CELLS USA Corp. for the amount of nil and $20.4 million, respectively.

As of December 31, 2016 and December 31, 2015, we had amount due from Hanwha Q CELLS USA Corp. of $20.8 million and $58.9 million, respectively, which primarily consisted of accounts receivable/payable related to sales of PV modules. Q CELLS had amount due from Hanwha Q CELLS USA Corp. of $15.3 million as of December 31, 2014, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Japan Co., Ltd.

Hanwha Q CELLS Japan Co., Ltd. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Japan. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Q CELLS Japan Co., Ltd., which then resells the PV modules purchased from us to system integrators and third-party distributors in Japan. Our sales to Hanwha Q CELLS Japan Co., Ltd. in 2016 and 2015 amounted to $284.0 million and $193.4 million, respectively. Q CELLS’ sales to Hanwha Q CELLS Japan Co., Ltd. in 2014 amounted to $56.7 million.

As of December 31, 2016 and December 31, 2015, we had amount due from Hanwha Q CELLS Japan Co., Ltd. of $33.4 million and $21.0 million, respectively, which primarily consisted of accounts receivable related to sales of PV modules. Q CELLS had amount due from Hanwha Q CELLS Japan Co., Ltd. of $1.1 million as of December 31, 2014, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Korea Corp.

Hanwha Q CELLS Korea Corp. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Korea. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Q CELLS Korea Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Korea. Our sales to Hanwha Q CELLS Korea Corp. in 2016 and 2015 amounted to $105.5 million and $76.5 million, respectively. Q CELLS’ sales to Hanwha Q CELLS Korea Corp. in 2014 amounted to $0.2 million.

As of December 31, 2016 and December 31, 2015, we had amount due from Hanwha Q CELLS Korea Corp. of $43.9 million and $142.2 million, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

On March 31, 2017, the Group entered into a sale agreement with Hanwha Q CELLS Korea Corp. to sell certain intellectual properties to Hanwha Q CELLS Korea Corp. for proceeds of USD $18.1 million.

Transactions with Hanwha Chemical

Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, has guaranteed certain borrowings and notes of us (and, historically, both Q CELLS and Hanwha SolarOne), which have paid guarantee fees to Hanwha Chemical. As of December 31, 2016 and December 31, 2015, the amount of our bank borrowings guaranteed or jointly guaranteed by Hanwha Chemical amounted to $789.7 million and $690.2 million, respectively. The amount of Q CELLS’ bank loans, government loan and purchase price liabilities guaranteed by Hanwha Chemical amounted to $413.5 million as of December 31, 2014. In 2016 and 2015, we purchased raw materials from Hanwha Chemical for the amount of $53.7 million and $35.6 million, respectively.

Transactions with Hanwha Advanced Materials Corp.

Hanwha Advanced Materials Corp. is a wholly-owned subsidiary of Hanwha Chemical that engages in the manufacturing of various automotive and electronics materials, and is not our consolidated subsidiary. We purchase (and, historically, both Q CELLS and Hanwha SolarOne purchased) raw materials from Hanwha Advanced Materials Corp. Our purchase of raw materials from Hanwha Advanced Materials Corp. in 2016 and 2015 amounted to $43.4 million and $47.3 million, respectively. Q CELLS’ purchase of raw materials from Hanwha Advanced Materials Corp. in 2014 amounted to $5.5 million.

As of December 31, 2016 and December 31, 2015, we had amount due to Hanwha Advanced Materials Corp. of $7.3 million and $14.4 million, respectively, which primarily consisted of accounts payable related to purchases of raw materials.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. (collectively, “Hoku”), one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku never made any delivery of polysilicon, and failed to return a $49 million prepayment to us. Hoku Corporation and Hoku Materials, Inc. each filed a Chapter 7 Petition in the Bankruptcy Court of Pocatello, Idaho on July 2, 2013.

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our operating margins. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC contractor, to pay a total amount of RMB92 million ($14.2 million) including, among other things, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of approximately RMB187 million ($28.9 million) for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million ($12.1 million) plus interests for late payment at the rate of 8.33% per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award, and two days later Guangdong Heyuan Court ordered Guo Hua to perform its obligations under the arbitral award. Guo Hua failed to do so. On December 7, 2015, Guangdong Heyuan Court ordered the evaluation and auction of Guo Hua’s assets to enforce the arbitral award. As of the date of this annual report, the evaluation is still on-going. We are also claiming that Guo Hua’s shareholders shall be held jointly liable for a part of the arbitral award. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to collect payments from our customers on a timely basis or at all. If such collection problems occur, our business may suffer and our results of operations may be materially and adversely affected.”

As a result of a petition filed on October 9, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, on December 7, 2012, the USDOC, published an Antidumping Duty Order and a Countervailing Duty Order on solar panels imported from China. Consequently, imports of solar panels from Hanwha Q CELLS Qidong are subject to a combined effective anti-dumping and countervailing duty deposit rate of 29.18%, of which 15.24% is attributable to the countervailing duty. Imports of solar panels from Hanwha Q CELLS Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an anti-dumping duty of 239.42% and a countervailing duty of 15.24%. Actual anti-dumping and countervailing duties ultimately due are determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the anti-dumping and countervailing duty Orders, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the anti-dumping and countervailing duty cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that Hanwha Q CELLS Qidong be reviewed in both the anti-dumping and countervailing duty cases. In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the anti-dumping and countervailing duty reviews of Hanwha Q CELLS Qidong. As a consequence, its anti-dumping and countervailing duty rates remained unchanged and the previous anti-dumping duty deposits paid on entries into the United States made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, countervailing duty deposits paid on entries into the United States made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of Hanwha Q CELLS Qidong’s anti-dumping duty entries made during the period from December 1, 2013 to November 30, 2015 or of its countervailing duty entries made during the period from January 1, 2013 to December 31, 2014 was made to the USDOC. Consequently, these entries are to be liquidated at the deposit rates in effect at the time of entry.

In addition, on December 31, 2013, SolarWorld Americas, Inc. filed new anti-dumping duty cases against similar CSPV products from China and Taiwan and a new countervailing duty case against China. These new cases seek anti-dumping and countervailing duties against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, as well as (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (“Anti-Dumping Investigation”) and/or that PRC exporters are receiving actionable subsidies (“Countervailing Duty Investigation”). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong, to pay anti-dumping duty and/or countervailing duty deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s anti-dumping investigation of subject CSPV products from China, the USDOC applied an anti-dumping duty deposit rate of 52.13% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s Anti-Dumping Investigation of subject CSPV products from Taiwan, the USDOC applied an anti-dumping duty deposit rate of 19.50% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the Countervailing Investigation and Final Order, the USDOC applied a countervailing duty deposit rate of 38.43% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

Moreover, entries of subject CSPV products made before USITC’s final determination are potentially subject to different anti-dumping and countervailing duty rates than those identified in the USDOC Final Orders. In connection with the Countervailing Investigation, U.S. Customs and Border Protection (“CBP”) has continued to suspend liquidation of unliquidated countervailing duty deposits of 26.89% for entries of subject cells from the PRC entering the United States on or after June 10, 2014 (the date on which the USDOC published its preliminary countervailing duty determination) but before October 8, 2014 (the date on which the USDOC instructed CBP to discontinue the suspension of liquidation).

Similarly, in connection with the Anti-Dumping Investigations, CBP will continue to suspend liquidation of unliquidated anti-dumping duty deposits of 42.33% for entries of Photovoltaic Products from China and 24.23% for entries of Photovoltaic Products from Taiwan entering the United States on or after July 31, 2014 (the date on which the USDOC published its preliminary anti-dumping duty determination) but before January 28, 2015 (the date provisional measures expires).

Because Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong were not subject to the first administrative review, which was initiated on April 7, 2016, their entries made during the respective periods subject to the reviews will be liquidated at the deposit rates in effect at the time of entry. The ultimate liability for entries made during these periods (which is the liability of the importer of record) will be assessed based on liquidation instructions issued by the USDOC on July 8, 2016.

On March 6, 2017, at Hanwha’s request, the USDOC initiated a “changed circumstances” review and preliminarily found that (a) Hanwha Q CELLS Qidong is the successor-in-interest to SolarOne Qidong for purposes of the anti-dumping duty orders on solar cells and solar products from the PRC; and (b) Q CELLS Hong Kong is the successor-in-interest to SolarOne Hong Kong for purposes of the anti-dumping duty order on solar products from the PRC. If the USDOC’s findings are affirmed, the successor entities would be entitled to the predecessor entities’ cash deposit rates with respect to U.S. entries of merchandise subject to the orders.

The final results released on April 13, 2017, provide that the USDOC will instruct U.S. Customs and Border Protection (CBP) to suspend liquidation of entries of solar products and solar cells exported by Q CELLS Qidong at the anti-dumping duty cash-deposit rates applicable to SolarOne Qidong. Those cash deposit rates are 13.18% and 30.06% respectively. In addition, the USDOC will instruct CBP to suspend liquidation of entries of solar products exported to exported by Q CELLS Hong Kong at the anti-dumping duty cash-deposit rate applicable to SolarOne Hong Kong. That cash deposit rate is 30.06 percent.

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product of China was responsible for allocating the quota between PV companies and Hanwha SolarOne was allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 225.73 MW of modules and 5.22 MW of cells in 2015. The duties were imposed for a period of two years and remained in force while the European Commission carried out an expiry review and other reviews published on December 5, 2015. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at Hanwha Q CELLS Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. On May 22, 2015, we received communication from the European Commission regarding the verifications confirming our compliance with the undertaking, as well as some further practical instructions. On June 8, 2015, we provided our responses to those instructions and on October 22, 2015 received follow-up questions on some of our responses. On October 30, 2015, we provided clarifications in response to the follow-up inquiry. As of the date of this annual report, we have not received any further written decision from the European Commission regarding the verifications. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

In May 2015, having determined that sufficient prima facie evidence existed for the initiation of an investigation pursuant to the relevant European Union regulation, the European Commission initiated an investigation of a number of Chinese manufacturers including us, and conducted an anti-circumvention review to ascertain whether a circumvention of anti-dumping and countervailing duty measures imposed by the European Union on imports of PV modules and cells from China, Malaysia and Taiwan takes place. If the European Commission establishes that the circumvention of the existing anti-dumping and countervailing duties has taken place, the duties will be imposed in respect of imports consigned from Malaysia and Taiwan. The review is not targeted specifically against us. However, in order to ensure that no duties are imposed in respect of products produced at our production facilities in Malaysia, on June 17, 2015, we claimed an exemption from any possible countervailing and anti-dumping duties in respect of the products consigned from Malaysia. On February 12, 2016, the European Commission officially published the outcome of its investigation regarding the possible circumvention of the existing trade defense measures through Malaysia and Taiwan and extended the definitive anti-dumping duty to imports of PV modules and cells from Malaysia and Taiwan, whether declared as originating in Malaysia and in Taiwan or not. While the import duties have generally been imposed on PV modules and cells imported from Malaysia and Taiwan, Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly-owned subsidiary in Malaysia, has been explicitly exempted from this regulation as one of five companies from Malaysia.

On December 5, 2015, the European Commission initiated expiry reviews and a partial interim review, with the aim of examining whether the continued imposition of the measures on cells is still in the European Union’s interest, of the anti-dumping and the countervailing measures applicable to imports of PV modules and cells from China. Given that the Commission has opened expiry reviews into the measures in force on imports of solar panels from China, then the duties, the undertaking and the Minimum Import Price will remain in force until the reviews are finished. Expiry reviews can only keep the measures in force exactly as they are (including the undertaking) or remove the measures altogether, whereas interim reviews may result in an adoption of certain measures. The Commission decided to also open an interim review at the same time, in order to consider changing the measures in force. The review was opened as there was prima facie evidence that the circumstances on the basis of which the original measures were imposed had changed. The review was limited to examining whether it is in the interest of the European Union to maintain the measures currently in force on solar cells.

On December 20, 2016, in order to describe the details of the proceedings and to outline the results of the investigations, the European Commission published a “General Disclosure Document on the expiry review and a partial interim review of the countervailing measures applicable to imports of crystalline silicon photovoltaic modules and key components (i.e. cells) originating in or consigned from the People's Republic of China”. In view of the conclusions reached by the Commission with regard to the continuation and the likelihood of recurrence of subsidization and of continuation of injury, it recommended that, in accordance with Article 18(2) of the basic Regulation, the countervailing measures applicable to imports of crystalline silicon photovoltaic modules and key components (i.e. cells) originating in consigned from the PRC, imposed by Regulation (EU) No 1239/2013, should be maintained. Accordingly, the Commission has proposed the extension of existing trade duties on Chinese solar products for a further two years.

On March 3rd, 2017, the European Commission published in the Official Journal of the European Union its decision that the anti-dumping and anti-subsidy duties on cells and modules imported from China will be extended by 18 months, instead of the originally proposed 24 months. At the same time the European Commission initiated a new interim review with the goal of changing the mechanism by which the minimum import price is derived. The results are expected to be published by December 3, 2017.

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

B. Significant Changes

There have been no significant changes since December 31, 2016, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

The ADSs, each representing fifty of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HQCL.”

In 2016, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of $7.50 per ADS to a high of $22.66 per ADS, as adjusted retrospectively to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares effective as of June 15, 2015.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Market for the periods indicated, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015 for all periods presented.

	Sales Price
	High	Low
Annually High and Low
2012	25.10	7.74
2013	57.00	8.60
2014	42.40	10.50
2015	28.87	7.70
2016	22.66	7.50
Quarterly High and Low
First Quarter 2015	22.90	9.20
Second Quarter 2015	25.80	14.00
Third Quarter 2015	17.50	7.70
Fourth Quarter 2015	28.87	12.29
First Quarter 2016	22.66	13.69
Second Quarter 2016	15.75	10.81
Third Quarter 2016	15.33	10.35
Fourth Quarter 2016	12.22	7.50
Monthly Highs and Lows
October 2016	11.43	11.07
November 2016	11.28	8.13
December 2016	9.20	7.50
January 2017	8.75	7.65
February 2017	9.79	7.52
March 2017	9.17	6.50
April 2017 (through April 21, 2017)	7.42	6.54

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006. Our shareholders adopted some further amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 21, 2011. Such amendments include our name change, the increase of our authorized share capital from $50,000 to $100,000 and the deletion of the requirement of prior majority shareholder approval for issuance of shares in an amount equal to or more than 20% of all the shares issued and outstanding. Our shareholders adopted amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 4, 2015. The adopted Second Amended and Restated Memorandum of Association included our name change to “Hanwha Q CELLS Co., Ltd.”, the increase of our authorized share capital from $100,000 to $700,000 and the following provisions, among others:

•	our board of directors to consist of not less than five and not more than ten directors (exclusive of alternative directors);

•	directors are elected at the annual general meeting and hold the office for a term as specified in the resolution that appointed them or if no such term is specified then they hold the office until they are removed from office by ordinary resolution or by unanimous written consent of all the shareholders; If for any cause, the directors have been elected at an annual general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting;

•	so long as our ADSs are listed or quoted on Nasdaq, we will establish and maintain an audit committee as a committee of the board of directors satisfying the following criteria:

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

•	in the event any matter is presented to our board of directors for prior approval or determination and any director who has been nominated by Hanwha Solar has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of our independent directors, then the approval or determination with respect to such matter will be made by a majority of the members of our board of directors without such conflict of interest;

•	the prior approval of our audit committee or a majority of our independent directors will be required to delist our ADSs from Nasdaq, deregister our ordinary shares or the ADSs under the Exchange Act, or enter into any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act.

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

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2016, and we do not currently expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2017, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

We have entered into foreign currency derivative contracts to manage risks principally associated with foreign currency fluctuations for our sales contracts denominated in Japanese Yen, Australian dollar and Korean Won. As of December 31, 2016, we had outstanding cross-currency exchange rate contracts to deliver JPY1,800.0 million and receive $16.0 million and interest rate swap contracts with notional amount of $440.2 million in which the Company pays fixed interest and receives variable interest.

The estimated impact on our income (loss) before income taxes for 2016, from our holdings of assets and liabilities denominated in foreign currencies as of December 31, 2016, of a 1% change in U.S. dollar exchange rates against the specified currencies, assuming that all other variables remain constant and ignoring any impact on forecasted sales and purchases, is as follows:

	For the Year Ended December 31, 2016
	1% depreciation of $	1% appreciation of $
	(In millions $)
Euro	+0.2	-0.2
Malaysian Ringgit	0.0	-0.0
RMB	+1.5	-1.5

Interest Rate Risk

Our exposure to interest rate risks relates to interest expense incurred in connection with short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. We have entered into interest rate swap agreements to manage risk with respect to our floating interest rate debt. As of December 31, 2016, we had an outstanding interest rate swap contract with notional amount of $440.2 million, under which we agreed to pay fixed interest rate rather than floating rate. We estimate the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

In 2016, if interest rates on our floating interest rate borrowings outstanding as of December 31, 2016 had been 1% point higher or lower with all other variables held constant, it would have had the following impact on our income (loss) before income tax:

	For the Year Ended December 31, 2016
	1% point decrease in interest rate	1% point increase in interest rate
	(In millions $)
Impact on Income (Loss) Before Income Tax	+0.5	-0.5

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

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2016, we did not receive any reimbursement from the depositary.

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

As of December 31, 2016, our cash resources amounted to $390.0 million, comprising cash on hand and bank deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our independent registered public accounting firm, Ernst & Young Han Young, has audited the effectiveness of internal control over financial reporting as of December 31, 2016, as stated in its report, which is included below. Ernst & Young Han Young has also audited our consolidated financial statements for the year ended December 31, 2016 and has issued an attestation report as set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Hanwha Q CELLS Co., Ltd.

We have audited Hanwha Q CELLS Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hanwha Q CELLS Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the period ended December 31, 2016 of the Company and our report dated April 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Han Young

Seoul, Korea

April 28, 2017

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Han Young (“EY Korea”), our principal external auditors, for the periods indicated. Ernst & Young Hua Ming LLP (“EY China”) was our independent auditor for the year ended December 31, 2015 and EY Korea was our independent auditor for the year ended December 31, 2016. See “Item 16.F. Change In Registrant’s Certifying Accountant”.

	Year Ended December 31,
	2015	2016
	($)	($)
Accountant	EY China	EY Korea
Audit fees(1)	1,145,322	718,000
Audit-Related fees(2)	—	—
Tax fees(3)	23,156	183,543
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-Related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under Audit fees.
(3)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice.
(4)	“All other fees” means the aggregated fees for other services rendered including legal and translation services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by EY China and EY Korea, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We engaged Ernst & Young Hua Ming LLP, the independent accountant for Hanwha SolarOne prior to the reverse acquisition, to be our principal independent registered public accounting firm with respect to Hanwha Q CELLS Co., Ltd.’s consolidated financial statements as of December 31, 2015 on March 16, 2016. Such engagement was approved by our audit committee.

During the two fiscal years ended December 31, 2014 and through April 27, 2016, the issuance date of Q CELLS' consolidated financial statements as of and for the year ended December 31, 2014, neither we nor anyone on our behalf consulted Ernst & Young Hua Ming LLP as it relates to Q CELLS’ consolidated financial statements ending on or prior to December 31, 2014, regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and we have not obtained any written report or oral advice that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement", as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Ernst & Young Hua Ming LLP or a "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F.

After our headquarters were relocated to Korea in 2016, we dismissed Ernst & Young Hua Ming LLP and engaged Ernst & Young Han Young, the independent accountant for our subsidiary Hanwha Q CELLS Corp., to be our principal independent registered public accounting firm on August 11, 2016. We wanted a local accounting firm that was closer to the new headquarters. The dismissal of Ernst & Young Hua Ming LLP and the subsequent engagement of Ernst & Young Han Young was approved by our audit committee.

During the fiscal year ended December 31, 2015 and through August 11, 2016, there were no: (1) disagreements with Ernst & Young Hua Ming LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which such disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events as defined by the instructions to Item 16F of the Form 20-F.

The audit report of Ernst & Young Hua Ming LLP on the consolidated financial statements of Hanwha Q CELLS Co., Ltd. as of and for the year ended December 31, 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014 and 2015 and through April 28, 2017, neither we nor anyone on our behalf consulted Ernst & Young Han Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and we have not obtained any written report or oral advice that Ernst & Young Han Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue except for Ernst & Young Han Young’s involvement as independent accountants for our subsidiary, Hanwha Q CELLS Co., Ltd., for the year ended December 31, 2015, or (ii) any matter that was either the subject of a "disagreement", as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Ernst & Young Han Young or a "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F.

A letter from Ernst & Young Hua Ming LLP is attached as Exhibit 15.5 to this annual report.

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

However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer to follow its home country practice in lieu of most of the requirements under Nasdaq Marketplace Rules 5600 Series, including the rules listed above. Our home country practice does not impose similar requirements to the above Nasdaq Marketplace Rules. As a result, we have decided to follow our home country practice and have decided not to follow the requirements stated above.

Except as stated above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

Audited Consolidated Financial Statements of Hanwha Q CELLS CO., LTD.

•	Reports of Independent Registered Public Accounting Firms
•	Consolidated Balance Sheets as of December 31, 2015 and 2016
•	Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2014, 2015 and 2016
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2015 and 2016
•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2014, 2015 and 2016

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011 (incorporated by reference to Exhibit 1.3 from our 20-F annual report (File No. 001-33208), as amended, initially filed with the Commission on June 3, 2011)

1.4	Second Amended and Restated Memorandum and Articles of Association of Hanwha Q CELLS Co., Ltd., as amended by Special Resolution passed on April 6, 2015. (incorporated by reference to Exhibit 1.4 from our 20-F annual report (File No. 001-33208) filed with the Commission on April 17, 2015)

2.1	Form of Certificate for Ordinary Shares of Hanwha Q CELLS Co., Ltd. (incorporated by reference to Exhibit 2.1 from our 20-F annual report (File No. 001-33208) filed with the Commission on April 17, 2015)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.3	Amended and Restated Deposit Agreement, among Hanwha SolarOne Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 2.3 from our 20-F annual report (File No. 001-33208) filed with the Commission on April 17, 2015)

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Shareholder Agreement between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated December 8, 2014 (incorporated by reference to Exhibit 99.3 from Form 6-K (File No. 001-33208) submitted with the Commission on December 8, 2014)

4.6	Share Purchase Agreement among Hanwha Solar Holdings Co., Ltd., Hanwha SolarOne Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd., dated December 8, 2014 (incorporated by reference to Exhibit 99.2 from Form 6-K (File No. 001-33208) submitted with the Commission on December 8, 2014)

4.7	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K (File No. 001-33208) submitted with the Commission on November 9, 2010)

4.8	Amendment No. 1, dated November 12, 2013, to the Share Issuance and Repurchase Agreement, dated as of September 16, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd. (incorporated by reference to Exhibit 99.3 from Form 6-K (File No. 001-33208) submitted with the Commission on November 14, 2013)

8.1*	Subsidiaries of Hanwha Q CELLS Co., Ltd.

11.1	Code of Business Conduct and Ethics of Hanwha Q CELLS Co., Ltd. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young Han Young

15.2*	Consent of Independent Registered Public Accounting Firm Ernst & Young Hua Ming LLP

15.3*	Consent of Independent Registered Public Accounting Firm KPMG AG Wirtschaftsprüfungsgesellschaft

15.4*	Consent of Independent Registered Public Accounting Firm Pricewaterhouse Coopers ABAS Ltd.

15.5*	Letter from Ernst & Young Hua Ming LLP regarding Item 16F of this annual report

101*

Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2015 and 2016; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA Q CELLS CO., LTD.

/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and Chief Executive Officer

Date: April 28, 2017

Hanwha Q CELLS Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Hanwha Q CELLS Co., Ltd.

We have audited the accompanying consolidated balance sheet of Hanwha Q CELLS Co., Ltd. (the “Company”) as of December 31, 2016, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016, and the consolidated results of its operations and its cash flows for the year in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Han Young

Seoul, Korea

April 28, 2017

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Hanwha Q Cells Investment Co. Ltd.:

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows of Hanwha Q Cells Investment Co. Ltd. and its subsidiaries for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Hanwha Q Cells Malaysia Sdn. Bhd., a wholly-owned subsidiary, which statements reflect total cost of goods sold constituting 50 percent of consolidated total cost of goods sold for the year ended December 31, 2014 of the related consolidated totals. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Hanwha Q Cells Malaysia Sdn. Bhd., is based solely on the report of the other auditors. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of Hanwha Q Cells Investment Co. Ltd. and its subsidiaries for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AG Wirtschaftsprüfungsesellschaft

Leipzig, Germany
April 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF

HANWHA Q CELLS MALAYSIA SDN. BHD.

In our opinion, the consolidated statements of income, changes of stockholders’ equity and cash flows for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Hanwha Q CELLS Malaysia Sdn. Bhd. and its subsidiary for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements (not presented herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers ABAS Ltd.

PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand
February 26, 2016

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(in millions of US dollars except share data)

		As of December 31,
	Note	2015	2016

Assets
Current assets:
Cash and cash equivalents		200.0	390.0
Restricted cash		172.2	116.8
Accounts receivable (net of allowance for doubtful accounts of $23.7 and $22.3 as of December 31, 2015 and 2016, respectively)	5	363.9	321.4
Notes receivable	5	1.2	6.7
Inventories	6	406.1	338.5
Advance to suppliers – net	7	28.2	25.5
Deferred tax assets – net	25	0.2	-
Derivative contracts	18	-	0.4
Amount due from related parties	27	324.6	96.6
Other current assets	8	74.3	55.6

Total current assets		1,570.7	1,351.5

Non-current assets:
Long-term prepayments	7	2.6	-
Fixed assets – net	9	877.3	755.5
Intangible assets – net	10	14.8	16.6
Land use rights – net	11	51.8	47.9
Goodwill	3	1.1	1.1
Long-term investments	12	17.1	20.7
Amount due from related parties	27	9.3	6.6
Deferred tax assets – net	25	0.8	6.1
Other non-current assets		2.0	3.1

Total non-current assets		976.8	857.6

Total assets		2,547.5	2,209.1

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	13	255.6	377.4
Long-term borrowings, current portion	13	161.1	150.5
Accounts payable		226.1	171.1
Notes payable	17	129.0	107.2
Accrued expenses and other liabilities	14	80.2	80.7
Accrued warranty costs	15	43.6	42.2
Customer deposits	16	7.0	17.3
Deferred revenue	21	402.1	18.9
Derivative contracts	18	0.8	1.0
Amount due to related parties	27	201.4	161.6
Deferred tax liabilities	25	5.7	2.4
Unrecognized tax benefit	25	17.9	-

Total current liabilities		1,530.5	1,130.3

Non-current liabilities:
Long-term borrowings	13	553.5	543.7
Long-term notes	19	100.0	100.0
Long-term warranty provision	15	17.4	19.0
Deferred tax liabilities	25	5.9	7.9

Total non-current liabilities		676.8	670.6

Total liabilities		2,207.3	1,800.9

Redeemable ordinary shares (par value $0.0001 per share; 20,070,375 and nil issued and outstanding at December 31, 2015 and December 31, 2016, respectively)	24	-	-

Shareholders’ equity
Ordinary shares (par value $0.0001 per share; 7,000,000,000 shares authorized; 4,160,675,592 and 4,161,175,592 shares issued and outstanding at December 31, 2015 and December 31, 2016, respectively)		0.4	0.4
Additional paid-in capital		431.1	431.7
Accumulated (deficit) earnings		(20.2)	107.3
Accumulated other comprehensive loss	22	(71.1)	(131.2)

Total shareholders’ equity		340.2	408.2

Total liabilities, redeemable ordinary shares and shareholders’ equity		2,547.5	2,209.1

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of US dollars, except share data and net income per share)

		For the year ended December 31,
	Note	2014	2015	2016

Net revenues
Third parties		308.1	1,134.2	1,849.6
Related parties	27	465.0	666.6	576.3

Total net revenues		773.1	1,800.8	2,425.9

Cost of revenues
Third parties		260.3	923.8	1,604.9
Related parties		392.9	543.0	380.7

Total cost of revenues		653.2	1,466.8	1,985.6

Gross profit		119.9	334.0	440.3

Operating expenses:
Selling expenses		31.6	94.1	120.1
General and administrative expenses		48.0	91.7	78.2
Research and development expenses		27.4	48.3	49.2
Restructuring charges	4	-	22.0	0.7

Total operating expenses		107.0	256.1	248.2

Operating income		12.9	77.9	192.1

Interest expense		(18.1)	(66.9)	(54.5)
Interest income		1.7	10.9	8.1
Exchange gains (losses)		7.0	(23.6)	(3.5)
Changes in fair value of derivative contracts	18	0.9	9.6	(24.4)
Investment loss	26	-	(1.3)	-
Share of losses of equity method investments	12	-	(0.6)	(0.9)
Reversal of litigation accruals	30	-	48.5	-
Other income (expense) - net		-	(0.6)	6.3

Income before income taxes		4.4	53.9	123.2

Income tax expense (benefit)	25	1.4	10.1	(4.3)

Net income		3.0	43.8	127.5

Net income per share:
Basic	32	$0.00	$0.01	$0.03
Diluted	32	$0.00	$0.01	$0.03

Number of shares used in computation of net income per share:
Basic	32	3,701,145,330	4,120,369,328	4,158,984,882
Diluted	32	3,701,145,330	4,120,689,668	4,159,297,541

Other comprehensive loss, net of tax
Foreign currency translation adjustment	22	(40.6)	(34.6)	(59.8)
Pension adjustments	29	-	-	(0.3)

Comprehensive income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s shareholders		(37.6)	9.2	67.4

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED statements of cash flows

(in millions of US dollars)

		For the year ended December 31,
	Note	2014	2015	2016

Cash flows from operating activities:
Consolidated net income		3.0	43.8	127.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized loss (gain) from derivative contracts	18	(0.9)	0.9	-
Depreciation, amortization and impairment		37.4	83.3	94.1
Loss from disposal of subsidiaries	26	-	1.3	-
Gain from sale of manufacturing facility to a related party	27	-	-	(3.0)
Share of losses of equity method investments	12	-	-	0.9
Stock compensation expenses	23	-	0.7	0.6
Write-down of inventories	6	6.6	10.2	0.9
Reversal of litigation accruals	30	-	(48.5)	-
Reversal of unrecognized tax benefit	25	-	-	(17.9)
Provision for doubtful collection of accounts receivable	5	0.3	4.3	3.3
Deferred tax expense (benefit)	25	1.4	4.6	(6.6)
Non-cash interest expense on amortization of long-term debt and litigation accruals		7.7	9.8	8.4
Non-cash income from reversal of personnel provisions and R&D subsidies		(2.5)	-	-
Cash paid to purchase silver accounts		(2.7)	-	-
Unrealized foreign currency exchange loss		-	37.0	35.3
Changes in operating assets and liabilities:
Restricted cash		4.2	(67.0)	50.1
Accounts receivable		(37.1)	(196.4)	(72.4)
Notes receivable		-	(0.7)	(6.3)
Inventories		(46.1)	(74.0)	15.5
Advance to suppliers and long-term prepayments		-	10.1	(28.0)
Other current assets		(13.2)	(11.2)	12.1
Other non-current assets		-	(2.5)	0.4
Amount due from related parties		-	(44.8)	172.4
Accounts payable		(26.5)	42.2	47.1
Notes payable		-	26.8	(9.8)
Accrued warranty costs		(1.5)	9.0	4.9
Accrued expenses and other liabilities		(11.7)	22.1	37.3
Amount due to related parties		-	(14.4)	10.7
Customer deposits		-	1.9	43.1
Deferred revenue		-	402.1	(383.2)

Net cash (used in) provided by operating activities		(81.6)	250.6	137.4

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED statements of cash flows – CONTINUED

(in millions of US dollars)

		For the year ended December 31,
	Note	2014	2015	2016

Cash flows from investing activities:
Net cash received from an acquisition	3	-	70.2	-
Net cash received from asset acquisitions	3	-	9.1	-
Acquisition of fixed assets and intangible assets		(45.6)	(200.0)	(174.9)
Change in restricted cash		-	4.4	5.3
Proceeds from disposal of fixed assets and intangible assets		-	0.4	46.9
Issuance of loans to related parties	27	(19.5)	(66.1)	(101.1)
Repayment of loans by related parties		-	25.0	150.9
Purchase of long-term investments	12	-	(16.9)	(6.6)
Proceeds received from sale of manufacturing facility to related party	27	-	-	58.5
Net cash received from disposal of subsidiaries	26	-	2.1	-

Net cash used in investing activities		(65.1)	(171.8)	(21.0)

Cash flows from financing activities:
Proceeds from borrowings		69.3	655.8	634.2
Principal payments on borrowings		(6.4)	(684.6)	(484.6)
Principal payments on Government Loan		(0.9)	(0.8)	-
Proceeds from related party borrowings	27	-	35.8	-
Repayment of related party borrowings		-	(13.0)	(32.4)
Proceed from issuance of long-term notes	19	-	-	100.0
Repayment of long-term notes	19	-	-	(100.0)
Principal payments on capital lease obligations		(5.6)	(6.6)	-
Arrangement fee for short-term bank borrowings		-	(2.1)	-
Arrangement fee and other related costs for long-term notes		-	(1.0)	-

Net cash provided by (used in) financing activities		56.4	(16.5)	117.2

Net (decrease) increase in cash and cash equivalents		(90.3)	62.3	233.6

Effect of exchange rate changes on cash and cash equivalents		(10.7)	(19.0)	(43.6)

Cash and cash equivalents at the beginning of year		257.7	156.7	200.0

Cash and cash equivalents at the end of year		156.7	200.0	390.0

Supplemental disclosure of cash flow information:
Interest paid		10.4	50.6	54.5
Income tax paid		-	-	3.9
Realized gain from derivative contracts	18	-	10.5	24.4

Supplemental schedule of non-cash activities:

Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		-	28.0	-

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED statements of shareholders’ equity

(in millions of US dollars except share data)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated (deficit) earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2014		3,701,145,330	0.4	329.8	(67.0)	4.1	267.3

Net income for the year		-	-	-	3.0	-	3.0
Other comprehensive loss	22	-	-	-	-	(40.6)	(40.6)

Balance as of December 31, 2014		3,701,145,330	0.4	329.8	(64.0)	(36.5)	229.7

Vesting of restricted stock units		795,304	-	-	-	-	-
Settlement of restricted stock units vested with shares held by depository bank		(795,304)	-	-	-	-	-
Share-based compensation	23	-	-	0.5	-	-	0.5
Share issued to depository bank	32	1,550,000	-	-	-	-	-
Acquired in the Transaction		457,980,262	-	100.8	-	-	100.8
Net income for the year		-	-	-	43.8	-	43.8
Other comprehensive loss	22	-	-	-	-	(34.6)	(34.6)

Balance as of December 31, 2015		4,160,675,592	0.4	431.1	(20.2)	(71.1)	340.2

Vesting of restricted stock units		1,648,500	-	-	-	-	-
Settlement of restricted stock units vested with shares held by depository bank		(1,648,500)	-	-	-	-	-
Share-based compensation	23	-	-	0.6	-	-	0.6
Share issued to depository bank	32	500,000	-	-	-	-	-
Net income for the year		-	-	-	127.5	-	127.5
Other comprehensive loss	22	-	-	-	-	(60.1)	(60.1)

Balance as of December 31, 2016		4,161,175,592	0.4	431.7	107.3	(131.2)	408.2

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION

Hanwha Q CELLS Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The Group through its subsidiaries is principally engaged in the development, manufacturing and sales of photovoltaic (“PV”) products and providing services for the development and installation of ground-mounted and commercial rooftop PV systems.

On February 6, 2015, the Group acquired a 100% equity interest in Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and its subsidiaries from Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”), a wholly owned subsidiary of Hanwha Chemical Corporation (“Hanwha Chemical”), in an all-stock transaction (the “Transaction”) as disclosed in Note 3, Reverse Acquisition. Q CELLS was formed on September 12, 2012. Q CELLS Group’s business activities commenced in 2012 with the acquisition of the former Q Cells SE, a manufacturer of solar cells and modules, in a business combination which was completed on October 16, 2012.

Concurrent with the completion of the acquisition of Q CELLS, the Group changed its name from Hanwha SolarOne Co., Ltd. to Hanwha Q CELLS Co., Ltd. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.

(i)	The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2016:

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership		Principal activities
			2016	2015
Hanwha Q CELLS Investment Co., Ltd.	September 12, 2012	Cayman Islands	100%	100%	Investment holding

Hanwha Q CELLS GmbH	May 3, 2012	Germany	100%	100%	Sales of PV products and providing system integration services / downstream business

Hanwha Q CELLS Malaysia Sdn. Bhd.	March 21, 2008	Malaysia	100%	100%	manufacturing and sales of PV products

Hanwha Q CELLS Chile SpA	March 14, 2014	Chile	100%	100%	Sales of PV products and providing system integration services / downstream business

Hanwha Q CELLS Güneş Enerjisi A.Ş	March 13, 2014	Turkey	100%	100%	Sales of PV products and providing system integration services / downstream business

Hanwha Q CELLS Australia Pty Ltd.	December 14, 2009	Australia	100%	100%	Sales of PV products

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION (CONT’D)

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership		Principal activities
			2016	2015
Hanwha Q CELLS Corp.	December 19, 2014	Korea	100%	100%	Development, manufacturing and sales of PV products

Hanwha Q CELLS Hong Kong Limited	May 16, 2007	Hong Kong	100%	100%	Investment holding and international procurements/sales

Hanwha Q CELLS (Qidong) Co., Ltd.	August 27, 2004	PRC	100%	100%	Development, manufacturing and sales of PV products

Hanwha Q CELLS (Nantong) Co., Ltd.	April 15, 2011	PRC	100%	100%	Develop, manufacture and sell photovoltaic (“PV”) products to both domestic and overseas customers

Hanwha Q CELLS America Inc.	September 18, 2007	United States	100%	100%	Sales of PV products

Hanwha Q CELLS Canada Inc.	April 26, 2012	Canada	100%	100%	Sales of PV products

Hanwha SolarOne GmbH	November 1, 2015	Germany	100%	100%	Sales of PV products

Hanwha SolarOne (Shanghai) Co., Ltd.	March 29, 2006	PRC	100%	100%	Sales of PV products

Hanwha Q CELLS Technology Co., Ltd.	August 1, 2007	PRC	100%	100%	Manufacturing of silicon ingots and wafers

Hanwha Solar Electric Power Engineering Co., Ltd.	May 25, 2010	PRC	100%	100%	Providing solar systems integration services and sales of PV products

(ii)	Variable Interest Entities

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies

Basis of Preparation and Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Reverse Acquisition

On February 6, 2015, the Group completed the acquisition of Q CELLS Group from Hanwha Solar in an all-stock transaction (the “Transaction”).

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

Foreign Currency

The functional currencies of the operating subsidiaries are generally their local currencies, as determined based on the criteria of ASC 830, Foreign Currency Translation. The reporting currency of the Group is United States dollars (“$”), which is also the functional currency of the Company. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of comprehensive income (loss). The Group translates assets and liabilities of its foreign operations into the reporting currency at the exchange rates in effect at the balance sheet date. The Group translates income and expense items of such foreign operations into the reporting currency at the average exchange rate during the year. The resulting translation adjustments are recorded in other comprehensive income (loss). The Group operates internationally and is exposed to potentially adverse movements in currency exchange rates.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Areas where management uses subjective judgment include, provision for doubtful debts, provision for advance to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and land use rights, impairment of fixed assets, land use rights, definite and indefinite-lived intangible assets and goodwill, impairment of long-term investments, valuation allowances on deferred tax assets, stock-based compensation expenses and contingent liabilities arising from litigation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates, and as such, differences may be material to the financial statements.

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

Accounts and Notes Receivable

Accounts and notes receivable are recognized and carried at original invoiced amounts less an allowance for potential uncollectible amounts. An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on historical experience, account balance aging, prevailing economic conditions and an assessment of specific evidence indicating troubled collection. Accounts receivable of the Group is insured against the risk of default and the insurance covers 70% to 90% of loss in the event of default by the customer. A receivable is written off after all collection efforts have ceased.

Arrangement Fees

Arrangement fees represent the incurred costs directly attributable to the bank borrowings. These costs are deferred and amortized using the effective interest method over the term of the bank borrowings.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Inventories

Inventories include (1) raw materials, work-in-progress and final goods and (2) project assets.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

Project assets comprise of direct costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power projects. These costs include modules, installation and other direct development costs. The Group reviews project development cost for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environment, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Group impairs the respective project development costs and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within the consolidated statements of comprehensive income (loss). The Group did not recognize any impairment loss for the years ended December 31, 2014, 2015 and 2016, respectively.

The cash flows associated with the acquisition, construction, and sale of solar power projects are classified as operating activities in the consolidated statements of cash flows. Solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which the Group refers to as "Project Companies". The Group consolidates the Project Companies.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20-50 years
Plant and machinery	5-15 years
Furniture, fixtures and office equipment	3-18 years
Others	1-20 years

As a result of our annual reviews to evaluate the reasonableness of the depreciable lives for Malaysia entity property, plant and equipment, effective January 2016, the Group changed the estimates of the remaining economic lives of machinery for production line. These changes resulted in a net decrease in depreciation expense of approximately $9.4 million for the year ended December 31, 2016. This net decrease in depreciation expense, net of tax, increased consolidated net income by approximately $9.4 million, or nil per basic and diluted ordinary share, for the year ended December 31, 2016.

On August 1, 2016, the Group changed the estimates of the remaining economic lives of certain cells and modules production line, which is no longer being utilized, has been replaced by upgraded cells and modules production line acquired during the year. These changes resulted in an increase in amortization expense of approximately $13.2 million for the year ended December 31, 2016. This increase in amortization expense, net of tax, reduced consolidated net income by approximately $13.2 million, or nil per basic and diluted common share, for the year ended December 31, 2016. As of December 31, 2016, the machinery and equipment were fully depreciated.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Total interest costs incurred during 2014, 2015 and 2016, were $19.2 million, $69.9 million and $56.4 million and interest capitalized during 2014, 2015 and 2016 amounted to $1.1 million, $3.0 million and $1.9 million, respectively.

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

Goodwill is reviewed at least annually at December 31 for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, Goodwill and Other Intangible Assets. The Group assigns and assesses goodwill for impairment at the reporting unit level. As of December 31, 2016, goodwill relates to the Transaction as disclosed in Note 3.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group performed a goodwill impairment test as of December 31, 2016 and no impairment loss was recognized.

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

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the investees; and (5) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

No impairment loss had been recorded during each of the three years ended December 31, 2016.

Impairment of Long-Lived Assets Other Than Goodwill

The Group evaluates its long-lived assets or asset groups, including land use rights with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. $0.8 million, Nil and $4.5 million of impairment charges were recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, other receivables, accounts and notes payable, customer deposits, short-term bank borrowings, amounts due to/from related parties, long-term bank borrowings, long-term notes and derivative contracts. The carrying amounts of these financial instruments other than long-term bank borrowings and long term notes approximate their fair values due to the short-term maturity of these instruments. The carrying amount of the long-term borrowings and long-term notes also approximate their fair value since they bear floating interest rates which approximate market interest rates.

Financial Instruments – Foreign Currency Derivative Contracts and Interest Rate Swap Contract

The Group’s primary objective for holding foreign currency derivative contracts and interest rate swap contract is to manage its foreign currency risks principally arising from sales contracts denominated in Euros, Australian Dollar, Korean Won and Japanese Yen, and the interest rate risk for the long-term borrowings. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.

During the year ended December 31, 2014, the Group entered into cross-currency exchange rate agreements. Subsequent to the Transaction, for the year ended December 31, 2015, the Group entered into cross-currency exchange rate agreements and interest rate swap agreements to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of comprehensive income (loss). These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2016, the Group had outstanding cross-currency exchange rate contracts with notional amounts of $16.0 million, JPY1,800.0 million (2015: $3,432 million) and interest rate swap contracts with notional amount of $440.2 million (2015: $38.0 million). The Group estimates the fair value of its foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Revenue Recognition

Solar power products

The Group produces and sells PV modules. The Group periodically, upon special request from customers, sells PV cells and silicon ingots. The Group records revenue related to the sale of PV modules, PV cells and silicon ingots when the criteria of ASC 605-10, Revenue Recognition: Overall, are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

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

Engineering, procurement, construction (“EPC”) services

The Group recognizes revenue related to long-term solar systems integration services on the percentage-of-completion method. The Group estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Group applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Group determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. Unbilled amounts are included in the consolidated balance sheets as “unbilled solar systems integration revenue”. In certain arrangements which did not meet the requirements to measure revenue according to the progress towards completion, the Group recognized revenue upon completion of the contract.

Processing services

In 2015, the Group entered into a processing service arrangement to process PV cells into PV modules with a third party. For this service arrangement, the Group “purchases” PV cells from the related party and contemporaneously agrees to “sell” a specified quantity of PV modules back to the same party. The quantity of PV modules sold back to the same party under these processing arrangements is consistent with the amount of PV cells purchased from the same party based on current production conversion rates. In accordance with ASC 845-10, Accounting for Purchases and Sales of Inventory with the Same Counterparty, the Group records the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the same party. These sales are subject to all of the above-noted criteria relating to revenue recognition. No processing service arrangement was entered into for the year ended December 31, 2016.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Revenue Recognition (Cont’d)

Solar power projects

The Group develops and sells solar power plants which generally include the lease of related real estate. The Group recognizes revenue from such sale in accordance with ASC 360-20, Real Estate Sales. The Group records the sale as revenue using full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Group has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Group considers the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible for has been arranged; and (d) all conditions precedent to closing have been performed, and the Group does not have any substantial continuing involvement with the project. Other than for the year ended December 31, 2015, no such sales were recognized.

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

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” Advertising expenses were $2.5 million, $1.9 million and $2.4 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on PV modules sold to customers.

Q CELLS Group provides the following warranties on its products to its customers: a 12 year product warranty in which the Group warrants that its modules will not show any material defects or workmanship defects for a period of twelve years after initial purchase (invoice date). A 25 year performance warranty in which the Group warrants that 1) its modules will produce a minimum power output of at least 97% specified in the data sheet in the first year and performance degradation will be no more than 0.6% per year for the next 25 years, resulting in an output no less than 83% of the stated output 25 years after the invoice date. The Group also accrues warranty expenses for BoS (balance of system) parts used in projects. Terms of such warranties are the same as the original manufacturer’s warranty as the Group passes the liabilities incurred under such warranties to the original manufacturer.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Warranty Cost (Cont’d)

From January 1, 2012, the standard warranty of SolarOne Group provides a 12-year warranty against technical defects, and a 25-year linear warranty, which guarantees: 1) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, 2) an annual output degradation of no more than 0.7% thereafter, and 3) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity. Since January 2015, SolarOne Group updated the 25-year linear warranty, which guarantees no less than 97.5% of the nominal power generation capacity for its multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity.

The estimate of the amount of warranty obligation is primarily based on the following considerations: 1) the results of technical analyses, including simulation tests performed on the products by an industry-recognized external certification body as well as internally developed testing procedures conducted by the Group’s engineering team, 2) the Group’s historical warranty claims experience, 3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to the products, and which sell products to a similar class of customers, and 4) the expected failure rate and future costs to service failed products. The results of the technical analyses support the future operational efficiency of the PV modules at levels significantly above the minimum guaranteed levels over the respective warranty periods. The estimate of warranty costs are affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure.

Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, the management accrued warranty costs for the Q CELLS Group for the 25 years of warranty period based on 0.5% of the production costs of PV modules for the years ended December 31, 2014 and 2015 and the three months ending March 31, 2016. The SolarOne Group also accrued for warranty costs for the two to 12-year warranty against technical defects based on 1% of revenue for PV modules for the same period. Furthermore, no warranty cost accrual has been recorded for the 10-year or 20 to 25-year warranties for decline from initial power generation capacity because the SolarOne Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process.

Starting from April 1, 2016, the Group has unified the estimate of accrual for the 12-year warranty against technical defects based on 0.5% of revenue for PV modules. The new estimate is derived based on the historical claim received for the past 10 years. The change was initiated as part of the Group’s restructuring process to align their quality management process and standards after the Transaction in 2015. The processes have been successfully implemented and effective since April 2016. The change resulted in a decrease in selling expenses of approximately $8.1 million for the year ended December 31, 2016. This net decrease in selling expenses, net of tax, increased consolidated net income by approximately $8.1 million, or $0.00 per basic and diluted ordinary share, for the year ended December 31, 2016. No warranty cost accrual has been recorded for the 25-year warranties for decline from initial power generation capacity because the Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process.

The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grants

Government grants received by the Group consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met and the grants are received. For the government grants with no further conditions to be met, the amounts are recorded by offset to the operating expenses or cost of revenues when received; whereas for the government grants with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded by offset to the operating expenses or cost of revenues when the conditions are met.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Government Grants (Cont’d)

During the years ended December 31, 2014, 2015 and 2016, the Group recorded $2.5 million, $0.8 million and Nil, respectively, of government subsidies as an offset to its operating expenses and cost of revenues. The government grants recorded in operating expense are not subject to adjustment and do not have any restrictions as to the use of funds.

As of December 31, 2015 and 2016, the Group recorded $7.1 million and $7.1 million, respectively, of government grants received as other payable because the Group has not fulfilled the conditions required by the government.

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

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the asset’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were $1.5 million, $3.0 million and $3.9 million for the years ended December 31, 2014, 2015 and 2016, respectively. The Group’s capital leases for the years ended December 31, 2014, 2015 and 2016 are disclosed in Note 20.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Net Income Per Share

Net income per share is calculated in accordance with ASC 260-10, Earnings Per Share. Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Net income per share for periods prior to the Transaction were retrospectively adjusted to reflect the number of weighted-average adjusted shares received by Solar Holdings, the former parent company of Q CELLS Group.

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

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), “Revenue from Contracts with Customers (Topic 606)”. This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). In addition, in August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14): “Revenue from Contracts with Customers (Topic 606).” This update was issued to defer the effective date of ASU No, 2014-09 by one year. Therefore, the effective date of ASU No, 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The FASB allows two adoption methods under ASU 2014-09. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules ("modified retrospective method"). The Group continues to evaluate the available adoption methods.

Upon initial evaluation, we believe the key changes in the standard that impact the Group’s revenue recognition relate to the allocation of contract revenues between various services and equipment, and the timing of when those revenues are recognized. Management is still in the process of evaluating these impacts and has not chosen the method as of December 31, 2016.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Recent Accounting Pronouncements (Cont’d)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group has not early adopted this Update. The Group believes that adoption of this ASU will not have a material effect on its consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-07 (ASU 2016-07), “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Recent Accounting Pronouncements (Cont’d)

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Recent Accounting Pronouncements (Cont’d)

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advance to suppliers and long-term prepayments.

As of December 31, 2016, the Group has $137.9 million, $74.6 million, $67.8 million, $66.0 million and $8.9 million of cash and bank deposits in the PRC, United States, Korea, Germany and Malaysia, which constitute about 35.4%, 19.1%, 17.4%, 16.9% and 2.3%, respectively of total cash and cash equivalents.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Concentration of Risks (Cont’d)

Concentration of credit risk (Cont’d)

(i)	The PRC

Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increased the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(ii)	United States, Korea, Germany and Malaysia

In the event of bankruptcy of financial institutions, it is uncertain whether the Group will be able to receive its deposits back in full.

The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

As of December 31, 2015 and 2016, as a percentage of accounts receivable, the top four customers accounted for an aggregate of 33.0% and 38.0%, respectively. The Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

Advances to suppliers and long-term prepayments are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the five suppliers with largest advance balances accounted for an aggregate of 48.6% and 50.9% of total advance to suppliers balance as of December 31, 2015 and 2016, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations (Note 7). The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

Concentration of customers

As a percentage of revenues, the top five customers accounted for an aggregate of 60.8%, 35.3% and 55.8% for the years ended December 31, 2014, 2015 and 2016, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	Summary of significant accounting policies (Cont’d)

Concentration of Risks (Cont’d)

Concentration of suppliers

A significant portion of the Group’s purchases are made from a limited number of suppliers. Purchases from its five largest suppliers who collectively account for an aggregate of 60.5%, 42.4% and 31.5% of the Group’s purchases for the years ended December 31, 2014, 2015 and 2016, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

3.	ACQUISITIONS

Reverse Acquisition

On February 6, 2015, the Group completed the acquisition of Q CELLS Group from Hanwha Solar in an all-stock transaction. The Group expects to achieve operating efficiencies and strengthening of its market position pursuant to the consummation of the Transaction. The Group issued 3,701,145,330 of its ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to the Group and Q CELLS became the Group’s wholly-owned subsidiary. As a result of the Transaction, Hanwha Solar’s ownership of the Group’s ordinary shares increased from approximately 45.7% to approximately 94.0%.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Goodwill is primarily attributed to expected synergies from combining Q CELL Group’s and SolarOne Group’s existing businesses, including, but not limited to, expected cost synergies from overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost. The Group also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional brands. The acquired goodwill is not deductible for income tax purposes.

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

These amounts have been computed after applying the effects of the Group’s accounting policies.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	ACQUISITIONS (CONT’D)

Reverse Acquisition (Cont’d)

Transaction Expenses

Advisory, financing, integration and other transaction costs directly related to the Transaction totaled $3.2 million for the year ended December 31, 2015.

4.	RESTRUCTURING CHARGES

In January 2015, the Group announced restructuring plans to restructure its global operations. This decision includes the shutdown of its production facilities in Thalheim, Germany and the transfer of machineries used for production to the production site in Malaysia. This plan results in a downsizing of the workforce in Germany which was communicated in March 2015 and no alternate use for certain assets that cannot be transferred. The Group estimated that it will recognize aggregate charges pursuant to the restructuring plan of up to $22.0 million and $0.7 million in 2015 and 2016, respectively, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

The following table summarized the activities related to the restructuring charges as discussed.

In millions of $	Employee Severance	Other	Total

Liability as of January 1, 2015	-	-	-
Restructuring charges	19.0	3.0	22.0
Cash payments	(14.8)	(1.3)	(16.1)
Effect of foreign currency translation	(0.2)	0.0	(0.2)

Liability as of December 31, 2015	4.0	1.7	5.7
Restructuring charges	0.7	0.0	0.7
Cash payments	(3.1)	(1.7)	(4.8)
Effect of foreign currency translation	(0.0)	0.0	(0.0)

Liability as of December 31, 2016	1.6	0.0	1.6

The Group reported such restructuring expenses as a separate line item of “restructuring charges” within the operating expenses in the consolidated statement of comprehensive income (loss) for the years ended December 31, 2015 and 2016, respectively.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

5.	AccOUNTS AND Notes receivable

The Group’s accounts receivable is net of the allowance for doubtful accounts. The allowance for doubtful accounts activity is as follows :

In millions of $	As of December 31,
	2015	2016

Beginning balance	-	23.7
Acquired in the Transaction	20.2	0.0
Provision for doubtful debt	4.3	3.3
Write-off of doubtful debt	-	(3.2)
Effect of foreign currency translation	(0.8)	(1.5)

Ending balance	23.7	22.3

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximates fair value.

6.	InVENTORIES

Inventories consist of the following :

in millions of $	As of December 31,
	2015	2016

Raw materials	110.8	76.0
Work-in-progress	39.1	29.5
Finished goods	243.6	211.1
Project assets	12.6	21.9

	406.1	338.5

As of December 31, 2015 and 2016, raw materials amounting to $19.6 million and nil of the Group were held in custody by other parties for processing. The write-down of inventories amounted to $6.6 million, $10.2 million and $0.9 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

8.	OTHER CURRENT ASSETS - net

Other current assets consist of the following:

in millions of $	As of December 31,
	2015	2016

VAT recoverable	40.4	28.1
Other receivables – net	15.0	13.1
Prepaid expenses – net	14.4	13.6
Unbilled solar systems integration revenue	3.8	0.6
Income taxes recoverable	0.7	0.2

	74.3	55.6

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

9.	fixed assets – net

Fixed assets, including those held under capital leases, consist of the following:

in millions of $	As of December 31,
	2015	2016

Land and buildings	218.9	220.8
Plant and machinery	593.4	539.8
Furniture, fixtures and office equipment	23.6	15.5
Others	0.4	0.8
	836.3	776.9
Less: Accumulated depreciation	(120.7)	(115.2)
	715.6	661.7
Construction-in-progress	161.7	93.8

	877.3	755.5

Depreciation expenses were $29.1 million, $76.9 million and $85.1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Depreciation of plant and machinery under capital leases was $5.2 million, $6.1 million and nil, for the years ended December 31, 2014, 2015 and 2016, respectively. Due to the restructuring mentioned in Note 4, the Group terminated the capital leases contracts during the year ended December 31, 2015.

As of December 31, 2016, buildings with a net book value of $74.6 million, and plant and machinery with a net book value of $169.6 million, were pledged for short-term bank borrowings of $89.5 million (Note 13). As of December 31, 2015, buildings with a net book value of $53.2 million, and plant and machinery with a net book value of $46.4 million, were pledged for short- term bank borrowings of $95.5 million and long-term bank borrowings of $43.2 million. As of December 31, 2015 and 2016, property, plant and equipment with book values of $207.5 million and $230.0 million were pledged for the Malaysian Government Loan of $166.2 million and $123.7 million, respectively (Note 13).

In the fourth quarter of 2016, the Group retired some outdated production lines located in the Qidong facilities. Accelerated depreciation on property, plant and equipment was recorded in cost of revenues of $15.1 million related to the retirement of such production lines in 2016.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

10.	INTANGIBLE ASSETS - NET

Intangible assets as of December 31, 2016 consist of the following:

in millions of $	Acquisition cost	Accumulated amortization	Book value

Customer relationships	3.4	(1.2)	2.2
Technologies	11.0	(11.0)	-
Trade marks	5.2	-	5.2
Software licenses	28.2	(20.9)	7.3
Others	2.4	(0.5)	1.9

	50.2	(33.6)	16.6

Intangible assets as of December 31, 2015 consist of the following:

in millions of $	Acquisition cost	Accumulated amortization	Book value

Customer relationships	3.5	(1.0)	2.5
Technologies	11.6	(11.5)	0.1
Trade marks	5.4	-	5.4
Software licenses	18.6	(12.3)	6.3
Others	0.5	(0.0)	0.5

	39.6	(24.8)	14.8

Trade marks represent the Q CELLS trade mark, which has an indefinite useful life. The amortization of customer relationships is presented in selling and marketing costs whereas the amortization of technologies and software licenses are reported in cost of sales, selling and administrative costs, and research and development costs based on their use.

Aggregate amortization expense for intangible assets for the years ended December 31, 2014, 2015, and 2016 was $7.6 million, $5.3 million, and $3.4 million, respectively. Estimated amortization expense for the next five years is as follows:

in millions of $	Amortization

For the years ending December 31,
2017	3.3
2018	3.1
2019	2.9
2020	0.6
2021	0.2
Beyond 2022	1.3

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

11.	LaND USE RIGHTS - NET

Land use rights as of December 31, 2015 and 2016 consist of the following:

in millions of $	As of December 31,
	2015	2016

Land use rights
Cost	52.9	51.9
Less: Accumulated amortization	(1.1)	(4.0)

	51.8	47.9

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC where the Group’s premises are located.

As of December 31, 2016, land use rights with a net book value of $23.4 million were pledged for short-term borrowings of $89.5 million. (Note 13). As of December 31, 2015, land use rights with a net book value of $33.6 million were pledged for short-term bank borrowings of $104.1 million and long-term bank borrowings of $7.2 million.

The amortization expense for the years ended December 31, 2014, 2015 and 2016 was nil, $1.1 million and $1.1 million, respectively. For each of the next five years, the estimated annual amortization expense of land use rights is $1.3 million.

12.	LONG-TERM INVESTMENTS

Long-term investments include the investments on common stocks in the following investees as of December 31, 2016 :

Name of investee	Percentage of ownership	in millions of $
Renew Akshay Urja Private Limited	44%	13.0
HQC PR Solar Holdings LLC	49%	6.2
Others		1.5

Investments accounted for under the equity method.

The movement of the investments accounted for under equity method is as follows:

in millions of $	For the year ended December 31,
	2015	2016

At beginning of the year	-	17.1
Investment	16.9	6.6
Acquired in the Transaction	1.1	-
Share of losses of equity method investments	(0.6)	(0.9)
Effects of foreign currency translation	(0.3)	(2.1)

At end of the year	17.1	20.7

There were no indicators of impairment noted for these long-term investments as of December 31, 2016.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

13.	BORROWINGS

Borrowings as of December 31, 2015 and 2016 consist of the following:

in millions of $	As of December 31,
	2015	2016
Comprised of:
Short-term bank borrowings	255.6	377.4
Long-term bank borrowings, current portion	160.4	149.8
Malaysian Government Loan, current portion	0.7	0.7
	416.7	527.9

Long-term bank borrowings, non-current portion	429.2	420.0
Malaysian Government Loan, non-current portion	124.3	123.7
	553.5	543.7

	970.2	1,071.6

The short-term bank borrowings outstanding as of December 31, 2015 and 2016 bore an average interest rate of 2.36% and 3.49% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and have terms of one month to one year.

The long-term bank borrowings outstanding as of December 31, 2015 and 2016 bore an average interest rate of 2.53% and 2.66% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and will mature serially during 2017 to 2019.

On March 24, 2016, the Group drew down one-year-period bank borrowings of $45 million from KEB Hana Bank (the “2016 Loan”). The 2016 Loan bear interests at a floating rate indexed to six-month LIBOR plus a margin of 2.5% per annum. Interests are payable on a semi-annually basis from March 24, 2016 to March 24, 2017. On March 24, 2017, the 2016 Loan was renewed with a maturity date of March 27, 2018. According to the agreement, the 2016 Loan was borrowed for the purpose to repay the existing loan of the Group.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

13.	BORROWINGS (cont’d)

The current and non-current portions of long-term bank borrowings as of December 31, 2016 will be due in installments between the periods of January 1, 2017 to December 31, 2017 and January 1, 2018 to October 20, 2019, respectively.

As of December 31, 2015 and 2016, unused loan facilities for short-term and long-term bank borrowings amounted to 52.7 million and $ 43.5 million, respectively.

Bank borrowings as of December 31, 2016 were secured/guaranteed by the following:

Amount	Secured/guaranteed by
in millions of $

742.3	Guaranteed by Hanwha Chemical
32.9	Guaranteed by the Company and other subsidiaries of the Group
47.4	Jointly guaranteed by (i) the Company and other subsidiaries of the Group and (ii) Hanwha Chemical
36.7	Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings, plant and machinery and land use rights with net book value of $58.3 million, $55.3 million and $8.7 million, respectively
39.5	Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s buildings, plant and land use rights with net book value of $16.3 million, $114.3 million and $4.9 million, respectively
13.3	Jointly guaranteed by (i) the Company and other subsidiaries of the Group, and (ii) the Group’s land use rights with net book value of $9.8 million

912.0

As of December 31, 2016, the maturities of these long-term bank borrowings were as follows:

in millions of $	As of December 31, 2016

2017	149.8
2018	410.0
2019	10.0

569.8

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

13.	BORROWINGS (cont’d)

The original principal amount of a loan from the Malaysian government is MYR 850.0 million ($198.0 million) (the “Government Loan”). The scheduled repayments began in 2013. The final maturity of the loan is in 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027, and a fixed 2% interest through maturity.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2015 and 2016 consist of the following:

in millions of $	As of December 31,
	2015	2016

Accrued wages and other employee welfare	21.2	14.9
Taxes payable	10.9	16.4
Pension (Note 29)	6.5	7.1
Restructuring charges (Note 4)	5.7	1.6
Accrued interest expense for bank borrowings	5.7	4.0
Accrued utility expenses	3.0	-
Accrued professional service fees	1.8	1.1
Accrued sales commission	1.6	0.4
Accrued freight and export related expense	1.0	-
Interest payable for long-term notes (Note 19)	0.6	0.9
Litigation accrual	0.2	0.2
Other accrued expenses and liabilities	22.0	34.1

	80.2	80.7

15.	warranty provision

The movement of the accrued warranty costs is as follows:

in millions of $	For the year ended December 31,
	2015	2016

Beginning balance	27.5	61.0
Acquired in the Transaction	28.7	-
Transfer upon sale of manufacturing facility to a related party	-	(1.8)
Accrued warranty cost	17.3	12.2
Warranty reversal	(1.0)	(1.2)
Warranty claims	(7.3)	(6.0)
Effects of foreign currency translation	(4.2)	(3.0)

Ending balance	61.0	61.2
Thereof:
Current warranty provision	43.6	42.2
Non-current warranty provision	17.4	19.0

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

16.	customer deposits

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are refundable if the sales contract is terminated.

17.	NOTES PAYABLE

As of December 31, 2015 and 2016, notes payable were non-interest bearing and were secured by $124.9 million and $89.3 million of the Group’s restricted cash respectively. The Group did not pay any commission to the banks to obtain the notes payable facilities. These notes as of December 31, 2016 are due for repayment over the next six months ending June 30, 2017.

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

The following table reflects the location in the consolidated statements of comprehensive income (loss) and the amount of realized and unrealized gains (losses) recognized in current earnings for the derivative contracts not designated as hedging instruments for the years ended December 31, 2014, 2015 and 2016:

in millions of $	Statement of comprehensive income (loss) location	For the year ended December 31,
		2014	2015	2016

Foreign exchange derivative contracts (not designated as hedging instruments) - realized	Changes in fair value of derivative contracts	-	11.0	(23.6)
Foreign exchange derivative contracts (not designated as hedging instruments) - unrealized	Changes in fair value of derivative contracts	0.9	(1.4)	1.1
Interest rate swap derivative contracts (not designated as hedging instruments) - realized	Changes in fair value of derivative contracts	-	(0.5)	(0.8)
Interest rate swap derivative contracts (not designated as hedging instruments) - unrealized	Changes in fair value of derivative contracts	-	0.5	(1.1)

		0.9	9.6	(24.4)

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

18.	Derivative contracts (CONT’d)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2015 and 2016:

in millions of $	Balance sheet location	Fair value as of December 31,
		2015	2016

Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	-	0.4

		-	0.4
Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	0.5	-
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	0.3	1.0

		0.8	1.0

19.	LONG-TERM NOTES

On January 16, 2013, Hanwha Q CELLS Hong Kong Limited completed its issuance of three-year-period notes of $100 million (the “2013 Notes”). The 2013 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum. Interests are payable on a quarterly basis from April 15, 2013 to January 15, 2016.

On January 11, 2016, the Group issued three-year-period notes of $100 million (the “2016 Notes”). The 2016 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.9% per annum. Interests are payable on a quarterly basis from April 11, 2016 to January 11, 2019. The Group repaid the 2013 Notes using the proceeds from issuance of 2016 Notes in January 2016.

20.	CAPITAL leases

During 2014, Hanwha Q CELLS GmbH entered into a manufacturing agreement with a supplier which provides inter alia for the use of specific equipment for the Group’s purposes. As a result, the risks and rewards of ownership are transferred to Q CELLS. Accordingly, the payments to the supplier attributable to the assets are treated as capital lease payments in the Group’s consolidated financial statements.

Lease payments include minimum lease payments plus contingent payments if the Group fails to purchase the minimum delivery volume. No contingent payables were incurred for the years ended December 31, 2015 and 2016, respectively.

The capital leases were terminated during the year ended December 31, 2015.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

21.	Deferred revenue

Deferred revenue represents cash payments received from a customer in advance of the delivery of PV modules. Revenue is recognized when the conditions for revenue recognition have been met. The deferred revenue is non-refundable unless the Group fails to fulfill the terms of the sales contract.

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The movement of accumulated other comprehensive loss is as follows:

in millions of $	Foreign currency translation adjustments	Pension adjustments	Total

Balance as of December 31, 2013	4.1	-	4.1
Other comprehensive loss	(40.6)	-	(40.6)

Balance as of December 31, 2014	(36.5)	-	(36.5)
Other comprehensive loss	(34.6)	-	(34.6)

Balance as of December 31, 2015	(71.1)	-	(71.1)
Other comprehensive loss	(59.8)	(0.3)	(60.1)

Balance as of December 31, 2016	(130.9)	(0.3)	(131.2)

23.	SHARE-BASED COMPENSATION PLANS

As a result of the reverse acquisition accounting treatment for the Transaction, previously issued SolarOne Group stock options and restricted stock units under the Group’s 2006 Option Plan and 2007 Incentive Plan, granted to employees and directors that were outstanding and unvested at the date of the Transaction, were accounted for an exchange of awards. The fair value of such awards was insignificant.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

23.	SHARE-BASED COMPENSATION PLANS (cOnt’d)

The following tables summarize the Group’s share option activity under the 2006 Option Plan and 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		($)	(Years)	($)

Outstanding, January 1, 2016	2,420,050	1.78	2.22	-
Forfeited	(1,291,450)	1.53
Expired	(716,400)	2.39		-

Outstanding, December 31, 2016	412,200	1.48	2.64	-

Vested and expected to be vested at December 31, 2016	412,200	1.48	2.64	-

Exercisable at December 31, 2016	412,200	1.48	2.64	-

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of $0.4388 and $0.1632 per ordinary share as of December 31, 2015 and 2016, respectively, and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2015 and 2016.

No share options were granted, vested or exercised in 2016.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

23.	SHARE-BASED COMPENSATION PLANS (cOnt’d)

The following table summarized the Group’s RSU activity under the 2007 Incentive Plan:

	Number of RSUs	Weighted- average grant date fair value
		($)

Unvested, January 1, 2016	52,065	18.19

Granted	29,358	17.62
Vested	(32,970)	11.80
Forfeited	(7,565)	18.03

Unvested, December 31, 2016	40,888	18.57

The aggregate fair value of vested RSUs for 2015 and 2016 measured based on respective grant-date fair values was $0.4 million and $0.4 million, respectively. 1 RSU represent 1 ADS, and they are equivalent to 50 ordinary shares each. The aggregate fair value of the unvested RSUs as of December 31, 2015 and 2016 was $0.9 million and $0.8 million, respectively, based on the quoted market price of the Group’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions.

As of December 31, 2016, there was $0.1 million of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 4 months. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

Total compensation expense relating to share options and RSUs recognized for the year ended December 31, 2015 and 2016 is as follows:

in millions of $	For the year ended December 31,
	2014	2015	2016

Cost of revenues	-	0.2	0.2
Selling expenses	-	0.1	0.0
General and administrative expenses	-	0.3	0.3
Research and development expenses	-	0.1	0.1

	-	0.7	0.6

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

24.	Redeemable ordinary shares

On January 29, 2008 and concurrently with SolarOne Group’s convertible bond issuance (which was substantially repaid in January 2014), the Group issued and sold 901,961 ADSs (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015), representing 45,098,055 of the Company’s ordinary shares at the par value per share of $0.0001. On October 25, 2011 and November 22, 2016, the Group repurchased and cancelled 500,554 ADSs and 401,408 ADSs (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015), representing 25,027,680 and 20,070,375, respectively, of the Company’s ordinary shares at the par value per share of $0.0001. There are no outstanding redeemable ordinary shares as of December 31, 2016.

The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds cease to be outstanding. Such rights will expire one month after the maturity of the convertible bonds. In addition, the holders of the ADSs have the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs, which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. The holders are entitled to receive all cash and non-cash distributions that an ordinary shareholder would receive but such distributions are required to be paid back to the Company upon repurchase of the ADSs.

The redeemable ordinary shares issued qualified as a share lending arrangement under ASU 2009-05, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, because the purpose of issuance of the shares was to increase the availability of the Company’s shares and facilitate the ability of the holders to hedge the conversion option in the Company’s convertible debt and the Group is entitled to repurchase any or all of the ADSs at par value on any business day after the principal amount of the convertible bonds ceases to be outstanding.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

25.	INCOME TAXES

Current Taxation

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries. The Company is subject to corporate income taxes in Germany, the PRC, Hong Kong, Malaysia, South Korea, USA, Australia, Chile, Turkey and United Kingdom. Taxes in the consolidated statements of comprehensive income and balance sheets reflect current and deferred taxes in these countries. The current and deferred tax assets and liabilities of the Group are measured based on local tax rates. The statutory income tax rates for the Group where it has significant operations are as follows:

	For the year ended December 31,
	2014	2015	2016

PRC	N/A	25.00%	25.00%
Hong Kong	N/A	16.50%	16.50%
Germany	29.13%	29.13%	29.13%
Malaysia	25.00%	25.00%	25.00%
South Korea	N/A	22.00%	22.00%
USA	N/A	35.00%	35.00%

Income (loss) before income taxes consists of:

In millions of $	For the year ended December 31,
	2014	2015	2016

Korea	-	-	51.7
PRC	-	62.3	18.4
Germany	-	-	(60.8)
Malaysia	-	-	63.6
Cayman	(0.7)	(17.2)	48.5
Others	5.1	8.8	1.8

	4.4	53.9	123.2

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

25.	INCOME TAXES (cont’d)

Income tax expense (benefit) consists of:

In millions of $	For the year ended December 31,
	2014	2015	2016

Current	0.0	5.5	2.3
Deferred	1.4	4.6	(6.6)

	1.4	10.1	(4.3)

The reconciliation of tax computed by applying the statutory income tax rate of the Group to income tax expense (benefit) is as follows:

In millions of $	For the year ended December 31,
	2014	2015	2016

Income tax computed at parent statutory tax rate	-	-	-
Non-deductible expenses	2.1	5.7	10.7
Foreign tax rate differences	0.2	12.0	25.2
Income not subject to taxation	(7.9)	(0.2)	(29.7)
Others	0.1	(5.2)	(21.0)
Changes in the valuation allowance	6.9	(2.2)	10.5

	1.4	10.1	(4.3)

Deferred Taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

25.	INCOME TAXES (cont’d)

Deferred Taxation (Cont’d)

In millions of $	As of December 31,
	2015	2016

Deferred tax assets:
Current:
- Account receivables and other assets	-	35.7
- Provisions	-	2.1
- Warranty provision	9.8	0.8
- Inventory write-off	4.9	-
- Allowance for advance to suppliers	25.4	-
- Allowance for doubtful accounts	5.4	2.6
- Others	3.2	3.9
Valuation allowance	(48.5)	(44.9)
Offsetting	-	(0.2)

Net current deferred tax assets	0.2	-

Non-current:
- Tax losses	109.3	85.5
- Fixed assets	44.5	49.3
- Allowance for doubtful accounts	-	114.3
- Provision	-	49.3
- Unabsorbed capital allowance	39.7	-
- Others	0.1	-
Valuation allowance	(190.0)	(292.0)
Offsetting	(2.8)	(0.3)

Net non-current deferred tax assets	0.8	6.1

Deferred tax liabilities:
Current:
- Financial assets	3.0	0.9
- Accounts receivable and other assets	2.6	1.7
- Liabilities	0.1	-
Offsetting	-	(0.2)

Current deferred tax liabilities	5.7	2.4

Non-current:
- Land use rights	7.4	2.8
- Intangible assets	0.3	4.0
- Fixed assets	-	1.4
- Others	1.0	-
Offsetting	(2.8)	(0.3)

Non-current deferred tax liabilities	5.9	7.9

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

As of December 31, 2016, the Group has a net tax operating loss from its PRC subsidiaries of $85.5 million which will expire between 2017 and 2021. Tax losses carried forward in Germany, Malaysia and Australia are not subject to expiration.

Uncertain Tax Positions

As of December 31, 2015, the Group’s unrecognized tax benefit of $17.9 million related to tax incentive received. In 2016, the Group reversed the unrecognized tax benefit as management believes it is more-likely-than-not that the liability no longer due to expiration of statute of limitations. Reconciliation of accrued unrecognized tax benefit is as follows:

In millions of $	For the year ended December 31,
	2014	2015	2016

Beginning balance	-	-	17.9
Expiration of statute of limitations	-	-	(17.9)
Acquired in the Transaction	-	17.9	-

Ending balance	-	17.9	-

The Group’s PRC subsidiaries for the years ended December 31, 2012 to December 31, 2016 remain open to potential examination by the tax authorities. The Group’s operations in Germany and America remain subject to audit by tax authorities from 2013. The Group’s operations in Malaysia remain subject to audit by tax authorities from 2010.

As of December 31, 2015 and 2016, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

26.	Investment Loss

Investment loss consists of the gain (loss) from the following investments:

in millions of $	For the year ended December 31,
	2014	2015	2016

Loss on disposal of Nantong Hanwha PV-Tech Energy Co., Ltd.	-	(1.6)	-
Gain on liquidation of Hanwha Solar Australia Pty Ltd.	-	0.3	-

	-	(1.3)	-

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	related party transactions

Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Hanwha Corporation	A major shareholder of Hanwha Chemical Corporation
Hanwha Chemical Corporation	Holding company of Hanwha Solar
SolarOne Group *	A group whose significant shareholder was Hanwha Chemical Corporation
Hanwha S&C Co., Ltd.	A company controlled by Hanwha Corporation
Hanwha TechM Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha Q CELLS Japan Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha Q CELLS USA Corp.	A subsidiary of Hanwha Corporation
Hanwha Europe GmbH	A subsidiary of Hanwha Corporation
Hanwha Q CELLS Korea Corp.	A subsidiary of Hanwha Corporation
Foodist Food Culture(Shanghai) Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha Techwin Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha Hotel & Resort Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha TechM Hungary Zrt.	A subsidiary of Hanwha Corporation
Hanwha International LLC	A subsidiary of Hanwha Chemical Corporation
Hanwha Advanced Materials Corporation	A subsidiary of Hanwha Chemical Corporation
Hanwha Chemical (Thailand) Co., Ltd.	A subsidiary of Hanwha Chemical Corporation
Hanwha Chemical Malaysia Sdn. Bhd.	A subsidiary of Hanwha Chemical Corporation
Hancomm, Inc. ***	A company whose significant shareholder is Hanwha S&C
Hanwha S&C Trading (Shanghai) Co., Ltd.	A subsidiary of Hanwha S&C
Hanwha Chemical Trading (Shanghai) Co., Ltd.	A subsidiary of Hanwha Chemical Corporation
Hanwha Life Insurance Co., Ltd.	A Pension for the benefit of employees
Hanwha Non-Life Insurance Co., Ltd.	A Pension for the benefit of employees
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	A subsidiary of Hanwha S&C
Primo Güneş Enerjisi A.Ş.	A subsidiary of Hanwha S&C
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	A subsidiary of Hanwha S&C
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	A subsidiary of Hanwha S&C
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	A subsidiary of Hanwha S&C
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	A subsidiary of Hanwha S&C
Burdur Enerji A.Ş.	Joint venture of Hanwha Q CELLS Corp.
ReNew Akshay Urja Pvt. Ltd.	Joint venture of Hanwha Q CELLS Corp.
Shanghai Baowangtiansui Solar Co., Ltd.	Associate of Hanwha SolarOne (Shanghai) Co., Ltd.
Tri Energy Global Pte. Ltd.	A subsidiary of Hanwha S&C
Fenland Renewables Ltd. **	VIE
Green End Renewables Ltd. **	VIE

* All the entities within the SolarOne Group ceased to be related parties subsequent to the consummation of the Transaction on February 6, 2015.

** The investments in these two entities were disposed in 2015.

*** Hancomm, Inc. has been excluded from the criteria of related party during 2015.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years presented:

In millions of $	For the year ended December 31,
	2014	2015	2016

Purchase of product from:
Hanwha Corporation	310.8	306.7	259.8
Hanwha Advanced Materials Corporation	5.5	47.3	43.4
Hanwha Chemical Corporation	3.7	35.6	53.7
Hanwha Q CELLS USA Corp.	-	20.4	-
Hanwha Q CELLS Korea Corp.	-	2.7	496.4
Hanwha International LLC	-	2.3	-
Hanwha Q CELLS Japan Co., Ltd.	2.1	3.1	5.9
SolarOne Group	84.1	-	-
Hanwha Europe GmbH	14.3	-	0.1
Hancomm	0.4	-	-
Others	0.3	1.1	-

	421.2	419.2	859.3

Purchase of services from:
Hanwha Corporation	-	40.1	1.6
Foodist Food Culture (Shanghai) Co., Ltd.	-	4.9	4.4
Hanwha S&C Co., Ltd.	-	2.5	6.9
Hanwha International LLC	-	1.8	-
Hanwha Q CELLS USA Corp.	-	0.8	-
Hanwha Advanced Material Corporation	-	-	1.6
Hanwha Chemical Corporation	-	-	0.8
Hancomm	0.4	0.3	-
Hanwha Life Insurance Co., Ltd.	-	-	0.8
Hanwha Non-Life Insurance Co., Ltd.	-	-	0.9
Others	0.3	3.4	1.3
	0.7	53.8	19.2

Purchase of fixed assets from:
Hanwha TechM Co., Ltd.	-	89.4	-

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented:

In millions of $	For the year ended December 31,
	2014	2015	2016
Sales of products to:
Hanwha Q CELLS Japan Co., Ltd.	56.7	193.4	284.0
Hanwha Q CELLS USA Corp.	2.5	139.7	-
Hanwha Corporation	340.8	117.5	38.7
Hanwha Q CELLS Korea Corp.	0.2	76.5	105.5
Hanwha International LLC	55.6	75	-
Renew Akshay Urja Private Limited	-	38.4	51.3
Burdur Enerji A.Ş.	-	10.2	0.0
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	5.7	3.0
Hanwha Engineering & Construction	-	3.7	-
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	-	2	25.1
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	1.4	0.7
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	-	1.4	0.7
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	-	1.4	0.7
SolarOne Group	9.1	-	-
TRI ENERGY GLOBAL PTE. LTD.	-	-	59.7
Others	0.1	0.3	-

	465.0	666.6	569.1

Sales of services to:
Hanwha Q CELLS Korea Corp.	-	-	7.2

	-	-	7.2

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

In millions of $	For the year ended December 31,
	2014	2015	2016
Borrowings from:
Hanwha S&C Trading (Shanghai) Co., Ltd.	-	16	-
Hanwha Chemical (Thailand) Co., Ltd.	-	5	-
Hanwha Chemical Malaysia Sdn. Bhd.	-	5	-
Hanwha Europe GmbH	-	9.8	-

	-	35.8	-

Loans to:
Hanwha Q CELLS USA Corp.	15.3	30.0	1.0
Hanwha Q CELLS Korea Corp.	-	30.0	100.0
Primo Güneş Enerjisi A.Ş.	-	5.1	0.1
Burdur Enerji A.Ş.	-	1.0	-
Fenland Renewables Ltd.	5.0	-	-
Green End Renewables Ltd.	4.1	-	-

	24.4	66.1	101.1

Interest paid to:
Hanwha S&C Co., Ltd.	-	0.7	-
Hanwha Corporation	3.5	-	-
Hanwha TechM Hungary Zrt.	-	-	0.1
Hanwha Chemical Trading(Shanghai) Co., Ltd.	-	-	0.1

	3.5	0.7	0.2

Interest received from:
Hanwha Q CELLS USA Corp.	0.3	0.9	-
Hanwha Q CELLS Korea Corp.	-	0.7	2.4

	0.3	1.6	2.4

Commission fee for bank borrowings and long-term notes paid to:
Hanwha Chemical Corporation	2.3	7.7	5.7

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Balances with Related Parties

As of December 31, 2015 and 2016, balances with related parties are comprised of the following:

In millions of $	As of December 31,
	2015	2016

Amount due from related parties:
Hanwha Q CELLS Korea Corp.	142.2	43.9
Hanwha Corporation	75.6	-
Hanwha Q CELLS USA Corp.	58.9	20.8
Hanwha Q CELLS Japan Co., Ltd.	21	33.4
Hanwha Chemical Corporation	7	0.3
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	5.6	-
Renew Akshay Urja Private Limited	5.2	-
Primo Güneş Enerjisi A.Ş.	5.1	3.2
Shanghai Baowangtiansui Solar Co., Ltd.	4.2	-
Burdur Enerji A.Ş.	2.6	-
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	2	-
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	1.4	-
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	1.4	-
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	1.4	-
Hanwha International LLC	0.3	-
TRI ENERGY GLOBAL PTE. LTD.	-	0.2
Hanwha Life Insurance Co., Ltd.	-	0.7
Hanwha Non-Life Insurance Co., Ltd.	-	0.2
Others	-	0.5

	333.9	103.2
Thereof:
Current amount due from related parties	324.6	96.6
Non-current amount due from related parties	9.3	6.6

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Balances with Related Parties (Cont’d)

As of December 31, 2015 and 2016, balances with related parties are comprised of the following (cont’d):

In millions of $	As of December 31,
	2015	2016

Amount due to related parties:
Hanwha Corporation	118.6	27.5
Hanwha TechM Co., Ltd.	26.3	-
Hanwha Advanced Materials Coporation	14.4	7.3
Hanwha Europe GmbH	9.9	-
Hanwha Chemical Corporation	9.5	9.1
Hanwha S&C Trading (Shanghai) Co., Ltd.	7.9	-
Hanwha TechM Hungary Zrt.	4.4	-
Hanwha Q CELLS USA Corp.	3.3	-
Hanwha Q CELLS Korea Corp.	3.2	117.1
Hanwha Q CELLS Japan Co., Ltd.	2.4	-
Hanwha S&C Co., Ltd.	1.2	0.2
Hanwha Techwin Co., Ltd.	0.2	-
Hanwha Hotel & Resort Co., Ltd.	0.1	-
Others	-	0.4

	201.4	161.6

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

27.	RELATED PARTY TRANSACTIONS (Cont’d)

Sale of manufacturing facility

On May 31, 2016, the Group signed a contract transferring assets and liabilities of PV manufacturing segment to our related party, Hanwha Q CELLS Korea Corp. located in Eumseong, South Korea. As a result, the Group received $58.5 million for the transaction and recognized $3.0 million gain on sale.

The book value of related assets and liabilities transferred is as follows:

In millions of $
Current assets:
Inventories	51.2
Accounts receivable and other receivables	66.4
Other current assets	30.9

Total current assets	148.5

Non-current assets:
Fixed assets	63.4
Intangible assets	0.8
Other non-current assets	0.2

Total non-current assets	64.4

Total assets	212.9

Current liabilities:
Accounts payable and other payables	83.0
Long-term borrowings, current portion	7.8
Other current liabilities	31.0

Total current liabilities	121.8

Non-current liabilities:
Defined benefit obligation	1.5
Long-term borrowings	33.9
Other long-term liabilities	1.8

Total non-current liabilities	37.2

Total Liabilities	159.0

Net assets	53.9

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

28.	employee defined contribution plan

Full-time employees of the Group’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the group make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were nil, $13.2 million, and $13.7 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Full-time employees of the Group’s subsidiaries in Malaysia participate in a defined contribution plan, a post-employment benefit plan under which the Group pays fixed contribution into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Malaysian labor regulations require that the Malaysian subsidiaries of the Group make contributions to the government for these benefits based on about 12~13% of the employees’ salaries on a monthly basis. The total amounts for such employee benefits, which were expensed as incurred, were $1.0 million, $1.1 million and $1.3 million for the years ended December 31, 2014, 2015 and 2016, respectively.

29.	PENSION

The Group’s pension plan includes retirement benefit obligations of $7.1 million and other employee benefit obligations of $0.2 million. The retirement benefit obligation activity is as follows:

In millions of $	As of December 31, 2015	As of December 31, 2016

Beginning balance	-	6.5
Current service cost	2.1	2.3
Payment of severance	(0.4)	(0.7)
Transferred-in from affiliated company	6.4	1.4
Transferred-out to affiliated company	(1.4)	(1.0)
Transfer of business	-	(1.5)
Unrealized actuarial losses	-	0.3
Effect of foreign currency translation	(0.2)	(0.2)

Ending balance	6.5	7.1

Unrealized actuarial losses are recorded in “pension adjustments” in other comprehensive income.

The assumed discount rate used in the accounting of the pension plan is 3.0% and 3.1%, and the estimated salary increasing rate is 5.1% and 4.5% for the year ended December 31, 2015 and 2016, respectively.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

30.	commitments and contingencies

Acquisition of Fixed Assets

As of December 31, 2016, the Group had commitments of approximately $33.9 million related to the acquisition of fixed assets, which is expected to be settled within the next 12 months.

Operating Lease Commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2016 are as follows:

In millions of $	As of December 31, 2016

Year 2017	1.2
Year 2018	0.5
Year 2019	0.2

Total	1.9

The terms of the leases do not contain rent escalation or contingent rent.

Litigation

The Group was involved in certain cases pending in PRC and U.S. courts and arbitration as of December 31, 2016. For certain proceedings, the Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the consolidated balance sheets or statements of comprehensive income until the realization of the gain contingency.

In July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly known as Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical Corporation dated August 26, 2012. In October 2015, Q CELLS obtained an arbitral award in the amount of EUR45.9 million, in which EUR2.2 million ($2.4 million) representing the compensation on the legal and other fees incurred for the arbitration was deducted from operating expenses and the remaining EUR43.7 million ($48.5 million) was recorded as reversal of litigation accruals in the statement of comprehensive income (loss) to reverse the related liability accrued.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

31.	segment reporting

After the Transaction on February 6, 2015, the Group identified two operating segments, QCELLS Group and SolarOne Group because the Company’s chief operating decision maker (“CODM”) reviewed the operating results of each operating segment in order to allocate resources and assess the Group’s performance.

In 2016, the Group initiated a restructuring process to align the quality management process and standards and other key operational processes for QCELLS Group and SolarOne Group and now operates their business as one single business segment, which is the development, manufacturing, and sale of PV-related products. In accordance with ASC 280, Segment Reporting, the Company’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

31.	segment reporting (cont’d)

The following table summarizes the Group’s net revenues by country based on the location of the customers:

In millions of $	For the year ended December 31,
	2014	2015	2016

USA	59.3	519.4	1,251.2
South Korea	327.7	204.6	155.4
Japan	55.4	192.5	284.0
UK	111.1	187.5	17.9
The PRC	3.9	140.9	126.0
India	3.7	128.2	231.8
Turkey	0.3	120.3	178.4
Australia	12.4	73.0	44.5
Spain	0.6	59.0	0.1
Germany	67.4	42.6	43.7
France	45.6	35.8	10.1
Chile	-	23.4	0.2
Italy	18.0	16.0	7.5
Canada	5.7	13.0	11.8
Belgium	1.0	9.6	-
Switzerland	13.2	9.2	0.2
Malaysia	3.1	8.6	16.1
Israel	-	4.9	11.2
Mexico	-	1.3	0.3
South Africa	-	0.6	0.1
Portugal	28.9	0.5	-
Greece	0.6	0.3	-
Netherlands	0.7	0.3	1.6
Austria	4.7	-	-
Cyprus	0.2	-	-
Uruguay	-	-	12.3
Senegal	-	-	9.8
Zimbabwe	-	-	3.4
Others	9.6	9.3	8.3

Total net revenue	773.1	1,800.8	2,425.9

The proportion of the Group’s long-lived assets for the PRC and Malaysia are 58.6% and 24.1%, respectively, as of December 31, 2016.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

31.	segment reporting (cont’d)

The customers that accounted for 10% or more of total net revenue for the years ended December 31, 2014, 2015 and 2016 are as follows:

In millions of $	For the year ended December 31,
	2014	2015	2016

Hanwha Corporation	340.8	*	*
Hanwha Q CELLS Japan Co., Ltd.	*	193.4	284.0
NextEra Energy Resources, LLC	*	*	808.7

* Less than 10%

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

32.	Income PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows (in millions of $, except share and per share amounts):

	For the year ended December 31,
	2014	2015	2016

Numerator:
Income attributable to ordinary shareholders – basic and diluted	3.0	43.8	127.5

Denominator:
Weighted-average number of shares outstanding – basic	3,701,145,330	4,120,369,328	4,158,984,882
Effects of dilution of stock options and RSUs granted in connection with the stock option plan	-	320,340	312,659

Weighted-average number of shares outstanding – diluted	3,701,145,330	4,120,689,668	4,159,297,541

Basic net income per share	$0.00	$0.01	$0.03

Diluted net income per share	$0.00	$0.01	$0.03

The historical issued and outstanding ordinary shares of Q CELLS have been recast to retrospectively reflect the number of shares issued in the Transaction in all periods presented.

The Group issued ordinary shares to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Group for this issuance of these ordinary shares. The unused ordinary issued to share depository bank are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Group.

The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Group.

33.	Fair value measurementS

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2016 are summarized below:

	Fair value measurements at December 31, 2015 using:
In millions of $	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2015

Cash and cash equivalents
- Time deposits	-	200.0	-	200.0
- Restricted cash	172.2	-	-	172.2

Foreign currency derivatives
- Financial liabilities	-	0.8	-	0.8

	Fair value measurements at December 31, 2016 using:
In millions of $	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2016

Cash and cash equivalents
- Time deposits	-	390.0	-	390.0
- Restricted cash	116.8	-	-	116.8

Foreign currency and interest rate swap derivatives
- Financial assets	-	0.4	-	0.4
- Financial liabilities	-	1.0	-	1.0

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

34.	Subsequent eventS

On March 31, 2017, the Group entered into a sale agreement with Hanwha Q CELLS Korea Corp. to sell certain intellectual properties to Hanwha Q CELLS Korea Corp. for proceeds of EUR 16.3 million ($18.1 million).

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

35.	ADDITIONAL FINANCIAL INFORMATION OF THE parent Company

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non-wholly- owned foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

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

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, net assets of the Company’s PRC subsidiaries which are restricted from transfer amounted to $788.3 million as of December 31, 2016.

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company's investments in its subsidiaries under the equity method of accounting. Such investment is presented on separate condensed balance sheets of the Company as "Investments in subsidiaries " and the Company's shares of the profit or loss of subsidiaries are presented as "Share of income from subsidiaries" in the statements of comprehensive income.

Condensed Balance Sheets

In millions of $	Note	As of December 31, 2015	As of December 31, 2016

Assets
Current assets:
Cash and cash equivalents		0.7	2.5
Other current assets		2.2	1.8
Amount due from subsidiaries	b	164.3	314.6

Total current assets		167.2	318.9

Non-current assets:
Intangible assets		0.3	0.3
Investments in subsidiaries	a	440.2	629.9
Other long-term assets		0.8	0.2

Total non-current assets		441.3	630.4

Total assets		608.5	949.3

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses and other payables		0.8	3.4
Amount due to subsidiaries	b	60.5	230.7
Long term borrowing - current portion	c	-	87.0
Total current liabilities		61.3	321.1

Non-current liabilities:
Long-term borrowings	c	207.0	120.0
Notes payable		-	100.0
Total non-current liabilities		207.0	220.0

Total liabilities		268.3	541.1

Redeemable ordinary shares (par value $0.0001 per share; 20,070,375 and nil issued and outstanding at December 31, 2015 and December 31, 2016, respectively)		-	-

Shareholders’ equity
Ordinary shares (par value $0.0001 per share; 7,000,000,000 shares authorized; 4,160,675,592 and 4,161,175,592 shares issued and outstanding at December 31, 2015 and December 31, 2016, respectively)		0.4	0.4
Additional paid-in capital		431.1	431.7
Accumulated earnings (deficit)		(20.2)	107.3
Accumulated other comprehensive loss		(71.1)	(131.2)
Total shareholders’ equity		340.2	408.2

Total liabilities, redeemable ordinary shares and shareholders’ equity		608.5	949.3

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

35.	ADDITIONAL FINANCIAL INFORMATION OF THE parent Company (Cont’d)

Condensed Statements of Comprehensive Income

In millions of $	For the year ended December 31, 2015	For the year ended December 31, 2016

Net revenues	-	-
Cost of revenues	-	0.2

Gross profit	-	(0.2)

Operating expenses	7.7	2.2

Operating loss	(7.7)	(2.4)

Share of income from subsidiaries	60.3	140.3
Interest expenses - net	(9.3)	(4.3)
Other income (expenses) - net	(0.3)	2.1
Exchange income (loss)	0.8	(7.8)

Income before income taxes	43.8	127.9

Income tax expenses	-	0.4

Net income	43.8	127.5

Other comprehensive loss, net of tax
Share of other comprehensive loss from subsidiaries	(34.6)	(60.1)

Comprehensive income	9.2	67.4

Condensed Statements of Cash Flows

In millions of $	For the year ended December 31, 2015	For the year ended December 31, 2016

Net cash used in operating activities	(14.0)	(7.9)

Net cash provided by (used in) investing activities	(103.9)	69.2

Net cash provided by (used in) financing activities	118.2	(59.5)

Net increase in cash and cash equivalents	0.3	1.8

Cash and cash equivalents at the beginning of year	0.4	0.7

Cash and cash equivalents at the end of year	0.7	2.5

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016 AND

FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

35.	ADDITIONAL FINANCIAL INFORMATION OF THE parent Company (Cont’d)

Notes to the Condensed Financial Statements of the Group

(a)	Basis of presentation

In the Company-only condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company-only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries”. Share of the subsidiaries’ profit and share of subsidiaries’ other comprehensive income are presented as “share of income from subsidiaries” and “share of other comprehensive loss from subsidiaries”, respectively, on the condensed statements of comprehensive income. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiary's cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiary's losses.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b)	Related party transactions and balances

As of December 31, 2016, all balances with related parties were unsecured, non-interesting bearing and repayable on demand.

(c)	Commitments

The Group did not have any significant commitments or long-term obligations, other than the long-term borrowing, as of December 31, 2016.

