Form 20-F
period 2017-12-31
Hanwha Q CELLS Co., Ltd.
filed 2018-04-27
CIK 1371541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

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

Telephone: +82-2-729-4431

Fax: +82-2-729-3003

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

4,162,556,067 Ordinary Shares, par value $0.0001 per share, as of December 31, 2017

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

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADSs” are to American depositary shares, each of which represents fifty ordinary shares. Effective as of June 15, 2015, we changed the ratio of the ADSs to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares. The number and ratio of the ADSs to ordinary shares has been adjusted retrospectively for all periods presented in this annual report to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares;

•	“ASPs” are to average selling price, expressed as a dollar value per unit of output(watt-peak).

•	“AUD” are to Australian Dollar, the official currency of Australia;

•	“BSF” are to the back surface field;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic (“PV”) products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“CSPV” are to crystalline silicon photovoltaic;

•	“cost per watt” are to the method by which the cost of PV products are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“EUR” are to Euros, the official currency of the European Union;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“Hanwha Chemical” are to Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of Korea, which owns 100% of Hanwha Solar;

•	“Hanwha Q CELLS Hong Kong” are to Hanwha Q CELLS Hong Kong Limited;

•	“Hanwha Q CELLS Qidong” are to Hanwha Q CELLS (Qidong) Co., Ltd., our wholly-owned operating subsidiary in China;

•	“Hanwha Solar” are to Hanwha Solar Holdings Co., Ltd., a holding company incorporated in the Cayman Islands that currently owns approximately 94.0% of our outstanding ordinary shares;

•	“Hanwha SolarOne” are to Hanwha SolarOne Co., Ltd., our previous name prior to our name change in February 2015 to Hanwha Q CELLS Co., Ltd., and its consolidated subsidiaries, without including Q CELLS, which will be used to describe historical results of operations and financial condition of Hanwha SolarOne Co., Ltd and its consolidated subsidiaries prior to the acquisition of Q CELLS;

•	“JPY” are to the official currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“KRW” are to the official currency of the Republic of Korea;

•	“LCOE” or “Levelized Cost of Energy,” which is derived by dividing the total cost to build and operate a power generating asset over its lifetime by the total energy output of the said asset. It is a measure which attempts to compare different methods of electricity generation on a consistent basis.

•	“MW” refers to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption;

•	“MYR” are to the official currency of Malaysia;

•	“PERC” are to the passivated emitter rear contact;

•	“PID” are to potential induced degradation, which is a phenomenon that occurs when ions are driven between the semiconductor material and other elements of the module (e.g., glass, mount and frame), causing the module’s power output capacity to degrade faster than the standard impairment rate;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value $0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share we do not consider outstanding: (i) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010, which were cancelled in January 2018, and (ii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

•	“Q CELLS” are to Hanwha Q CELLS Investment Co., Ltd., a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries, including Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia Sdn. Bhd. and Hanwha Q CELLS Australia Pty Ltd., collectively; it does not include certain affiliates that have “Q CELLS” in their names, including Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are not consolidated subsidiaries of Hanwha Q CELLS Investment Co., Ltd. and have not been acquired by us;

•	“W” are to watt, a unit of power-generating capacity or consumption;

•	“we,” “us,” “our,” “our company,” the “company,” the “Group” and “Hanwha Q CELLS” refer to Hanwha Q CELLS Co., Ltd., formerly known as Hanwha SolarOne, and its consolidated subsidiaries; and

•	“$” and “U.S. dollars” are to the official currency of the United States.

On December 26, 2006, we completed our initial public offering and listed the ADSs on the Nasdaq Global Market, which are traded under the symbol “HQCL.”

On January 29, 2008, we offered $172.5 million aggregate principal amount of 3.50% convertible senior notes due 2018 (“2018 convertible notes”), to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (“Securities Act”), and received net proceeds of $167.9 million. Concurrently with the offering of these convertible notes, we offered 901,961 ADSs, representing 45,098,055 ordinary shares, to facilitate the convertible notes offering. We did not receive any proceeds, other than the par value of the ADSs, from such offering of ADSs. A portion of these ADSs were subsequently repurchased as described below.

From July 17, 2008 to August 12, 2008, we issued and sold 542,109 ADSs with an aggregate sale price of $73.9 million.

From September 17, 2009 to November 18, 2009, we issued and sold 388,839 ADSs with an aggregate sale price of $23.1 million.

In September 2010, we issued and sold to Hanwha Solar 36,455,089 ordinary shares for an aggregate sale price of $78.2 million. Concurrently with this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently issued an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 901,961 ADSs we issued to facilitate our convertible notes offering in January 2008 remained outstanding. A portion of these ordinary shares were subsequently repurchased as described below. Concurrently, Hanwha Solar acquired 120,407,770 ordinary shares and 128,101 ADSs of the company, from Good Energies II LP and Yonghua Solar Power Investment Holding. Good Energies II LP and Yonghua Solar Power Investment Holding were companies owned by Mr. Yonghua Lu, the former chairman of the Company. Following this transaction, Mr. Lu did not hold any shares in the Company. Hanwha Solar, a holding company incorporated in the Cayman Islands, is a wholly-owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products.

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

In January and April 2015, we repurchased our 2018 convertible notes in a total principal amount of $86,075,000 pursuant to the holders’ exercise of the put right under the terms of the 2018 convertible notes. After these repurchases pursuant to the exercise of the put right, none of the 2018 convertible notes remained outstanding.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

Following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015, Q CELLS was determined to be the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations.” Consequently, the financial statements of Q CELLS are treated as our historical financial statements for all periods prior to the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

The following selected consolidated financial data have been derived from Q CELLS’ and our audited consolidated financial statements. Our selected data from the consolidated statement of operations for the years ended December 31, 2017, 2016 and 2015 and data from the consolidated balance sheets of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this annual report. Q CELLS’ selected data from the consolidated statement of operations data for the year ended December 31, 2014 and 2013 and Q CELLS’ data from the consolidated balance sheets as of December 31, 2014 and 2013 have been derived from its audited consolidated financial statements, which are not included or incorporated by reference in this annual report.

The following selected consolidated financial information are qualified by reference to our and Q CELLS’ financial statements referred to above and the related notes. Our and Q CELLS’ consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	Q CELLS	Q CELLS	Hanwha Q CELLS(1)	Hanwha Q CELLS	Hanwha Q CELLS
	($)	($)	($)	($)	($)
	(In millions, except number of shares and per share data)
Consolidated Statements of Operations Data
Net revenues	$530.1	$773.1	$1,800.8	$2,425.9	$2,188.9
Cost of revenues	451.7	653.2	1,466.8	1,985.6	1,944.1
Gross profit	78.4	119.9	334.0	440.3	244.8
Operating expenses	111.9	107.0	256.1	248.2	219.2
Operating income (loss)	(33.5)	12.9	77.9	192.1	25.6
Income (loss) before income taxes	(47.6)	4.4	53.9	123.2	(0.4)
Income tax expense (benefit)	0.4	1.4	10.1	(4.3)	12.0
Net income (loss)	(48.0)	3.0	43.8	127.5	(12.4)
Net income (loss) per share (diluted)	(0.03)	0.00	0.01	0.03	(0.00)
Basic number of shares	1,693,522,340	3,701,145,330	4,120,689,668	4,159,297,541	4,162,018,711

(1)	Our results of operations for 2015 represent Q CELLS’ (but not Hanwha SolarOne’s) results of operations for the period from January 1, 2015 to February 5, 2015 and our consolidated results of operations for the period from February 6, 2015 to December 31, 2015 following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

	As of December 31,
	2013	2014	2015	2016	2017
	Q CELLS	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	($)	($)	($)	($)	($)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$257.7	$156.7	$200.0	$390.0	$183.4
Other current assets	340.4	427.8	1,370.7	961.5	1,068.7
Total current assets	598.1	584.7	1,570.7	1,351.5	1,252.1
Property, plant, and equipment	144.9	147.8	877.3	755.5	837.6
Other non-current assets	28.4	33.7	99.5	102.1	172.9
Total non-current assets	173.3	181.5	976.8	857.6	1,010.5
Total assets	771.4	766.2	2,547.5	2,209.1	2,262.6

Short-term borrowings, current portion of long-term borrowings and current portion of obligations under capital leases	10.7	8.0	416.7	527.9	679.5
Other current liabilities	262.9	226.6	1,113.8	602.4	564.7
Total current liabilities	273.6	234.8	1,530.5	1,130.3	1,244.2
Long-term borrowings and long-term notes, net of current portion	210.6	283.5	653.5	643.7	536.2
Other long-term liabilities	19.8	18.2	23.3	26.9	26.2
Total long-term liabilities	230.5	301.7	676.8	670.6	562.4
Total liabilities	504.1	536.5	2,207.3	1,800.9	1,806.6
Total stockholders’ equity	267.4	229.7	340.2	408.2	456.0
Total liabilities and stockholders’ equity	$771.4	$766.2	$2,547.5	$2,209.1	2,262.6

Other Financial Data

	Year Ended December 31,
	2014	2015	2016	2017
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
Gross margin	15.5%	18.5%	18.1%	11.2%
Operating margin	1.7%	4.3%	7.9%	1.2%
Net margin	0.4%	2.4%	5.3%	-0.6%

	Year Ended December 31,
	2014	2015	2016	2017
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	($)	($)	($)	($)
	(In millions)
Depreciation, amortization and impairment	$37.4	$83.3	$94.1	$111.2
Acquisition of fixed assets and intangible assets	$45.6	$200.0	$174.9	$110.2

Other Operating Data

	Year Ended December 31,
	2014	2015	2016	2017
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped	967.1	2,956.1	4,583.0	5,438.3

	Year Ended December 31,
	2014	2015	2016	2017
	Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	($/W)	($/W)	($/W)	($/W)
Average selling price of PV modules	$0.72	$0.58	$0.53	$0.38

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Strategic risks

Our earnings may be adversely affected by unfavorable movements in average selling prices of PV products and key raw materials due to supply and demand imbalances across the PV value chain.

Average selling price of PV modules declined rapidly in the second half of 2016, triggered by a collapse in demand in the China market. In 2017, module ASPs continued to decline at a more moderate pace. Prices of key raw materials such as solar-grade polysilicon, however, increased due to supply shortage caused by shut-down of the polysilicon production facility in China due to stricter environmental regulations. Higher polysilicon prices led to higher wafer prices. Increases in input prices and a continued decline in module ASPs negatively impacted our profit margins. Our earnings may continue to be adversely affected if supply and demand imbalances continue to result in unfavorable movements in ASPs across the PV value chain.

Implementation on global safeguard measures applies to solar cells and modules manufacturing in Malaysia and South Korea that we import into the United States, impairing our ability to sell those products inside the United States and thereby materially and adversely affecting our business prospects, results of operations, and financial condition.

Upon a petition for import relief, as amended and properly filed under Section 201 of the U.S. Trade Act of 1974 (19 U.S.C. § 2251) on May 17, 2017, by Suniva, Inc., the U.S. International Trade Commission (“ITC”) instituted an investigation to determine “whether CSPV cells (whether or not partially or fully assembled into other products) are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles. On May 25, 2017, SolarWorld Americas publicly stated its support for the petition as a co-petitioner.

Determining that the investigation is “extraordinarily complicated” within the meaning of Section 202(b)(2)(B) of the U.S. Trade Act of 1974, ITC had additional days to make its injury determination on September 22, 2017. Having made an affirmative injury determination that the CSPV products are being imported into the U.S. in such increased quantities as to be a substantial cause of serious injury to the domestic industry producing an article like or directly competitive with the imported article, ITC transmitted its report, including ITC’s injury determination, remedy recommendations, basis for such determination and recommendations, and a summary of the information obtained in the investigation, to the President on November 13, 2017. Furthermore, ITC recommended remedy measures on October 31, 2017.

President Trump then proclaimed a “safeguard measure” with regard to the CSPV products in the form of: (a) a tariff-rate quota on imports of solar cells for four years, with annual reductions, with the exception of first annual aggregate quantity not exceeding 2.5GW of imported cells; and (b) an increase in duties on imports of modules for four years, with annual reductions. The measure shall apply to imports from all countries (“global safeguard”) with the exclusion of Generalized System of Preferences beneficiary developing countries. This safeguard measure became effective as of 12:01 a.m. Eastern Standard Time (“EST”) on February 7, 2018.

Pursuant to Article 12.3 of the WTO Agreement, the U.S. has an obligation to consult with the WTO Members, including us. Based on the consultation, President Trump may proclaim the responding reduction, modification, or termination of the safeguard measure within 40 days.

Implementation on global safeguard measures applies to solar cells and modules manufacturing in Malaysia and South Korea that we import into the United States, impairing our ability to sell those products inside the United States and thereby materially and adversely affecting our business prospects, results of operations, and financial condition.

Change in government policies such as subsidies and/or regulations, may have a material adverse effect on our business and prospects

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and availability of government subsidies. Although solar power generation has reached grid parity in certain markets, the economic feasibility of solar power still depends substantially on government policies toward the renewable energy industry. As a result, federal, state and local governmental bodies in many countries, most notably Japan, the United States, China, Germany, the United Kingdom and France, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on conventional sources of energy generation. The reduction or elimination of government subsidies and economic incentives in a particular country may adversely impact the growth of the solar energy and PV products markets, which could decrease demand for our products and reduce our revenue.

For example, the results of the 2016 United States presidential election created regulatory uncertainty in the renewable energy industry, potentially affecting the solar industry, our business, financial condition, and results of operations. Members of the United States administration, including representatives of the U.S. Department of Energy, have made public statements that indicate that the administration may not be supportive of various clean energy programs and initiatives designed to curtail climate change. For example, in June 2017, the U.S. President announced that the U.S. would withdraw from participation in the 2015 Paris Agreement on climate change mitigation. In addition, the administration has indicated that it may be supportive of overturning or modifying policies and regulations enacted by the prior administration that placed limitations on coal and gas electricity generation, mining, and/or exploration.

Germany and Japan continuously reduced feed-in tariffs. With residential LCOE of approximately 0.10 €/kWh PV electricity in Germany is now considerably cheaper than consuming electricity from the grid (0.29 €/kWh-0.31 €/kWh). Only excess electricity is supplied to the grid at a feed-in tariff of approximately 0.12 €/kWh. The Japanese government reduced feed-in tariffs applicable to systems of 10 kW or more from JPY32 per kWh for the fiscal year of 2014 to JPY21 per kWh for the fiscal year of 2017. For systems of 10 kW or less, the feed-in tariff rate per kWh was reduced from JPY37 for the fiscal year of 2014 to JPY28 per kWh, or JPY30, if obligated to use an output control system, for the fiscal year of 2017. See “Item 4. Information on the Company—B. Business Overview—Regulation”.

In addition, the electric utility industry is subject to extensive regulation and the market for PV products is heavily influenced by these regulations, as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continues to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profit.

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

Declines in the prices of other energy sources, including natural gas, could have a material adverse effect on the demand for PV products and our business and prospects.

The PV market in general competes with conventional power generation as well as other sources of renewable energy. Electricity is generated from a variety of sources, primarily including coal, natural gas, hydro power, nuclear power, and wind. The demand for PV products is affected by the prices of these fossil fuels and other renewable energy resources. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors, including global economic conditions and demand for energy resources, the level of investment by government and private enterprises in exploration and production activities and the degree of success of such activities in increasing the global supply, government regulations and policies concerning the energy sector and political developments in resource-producing countries or regions.

For example, the market prices of natural gas significantly declined in 2014 and 2015 due to, among other factors, an increase in supply from shale explorations in the United States, as well as continued high level of production in the Middle East and Russia, and weak global economic conditions for growth. While market prices of natural gas noticeably rebounded in 2016, they are still below pre-2014 prices. Any further decline in the prices of natural gas could negatively affect the demand for PV products by reducing the cost of generating electricity from these sources and by undermining government and public support for the use of renewable energy sources.

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

If we are not able to bring quality products and services to the market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue increasing market share, as well as our results of operations and profitability, will be materially and adversely affected.

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

Legal and compliance risks

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical byproducts of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. Although we have not suffered material environmental claims in the past, failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages, clean up costs and fines or suspension of our business, as well as adversely affect our financial condition and results of operations.

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

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Hanwha Q CELLS Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE”). However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since some of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

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

A substantial portion of our manufacturing and design operations are conducted in China, Malaysia, Germany and Korea and some of our sales are made in these countries. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by political, economic and regulatory developments in these countries. Such developments include the introduction of new or more stringent labor and environmental regulations, increase in tax, increase in restrictions on the conduct of business and changes in interest rates, among others. Other political uncertainties include the risks of war, terrorism, nationalization and expropriation.

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

Operational risks

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

We incurred $8.2 million in warranty costs in 2017, compared to $11.0 million in 2016, and derecognized $7.6 million of previously accrued warranty expenses due to the settlement of our litigation with a certain customer. As of December 31, 2017, our accrued warranty costs totaled $48.5 million, compared to $61.2 million as of December 31, 2016.

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

For example, on September 30, 2014, a European customer initiated arbitration proceedings against Hanwha Q CELLS Qidong, one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from Hanwha Q CELLS Qidong between 2009 and 2011 were defective, claiming total damages of approximately $240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, Hanwha Q CELLS Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, Hanwha Q CELLS Qidong filed its statement of defense, and through much of the first half of 2015 the European customer and Hanwha Q CELLS Qidong exchanged and responded to document requests. As November 8, 2017 the LCIA Court dismissed the above-reference arbitration upon its receipt and review of the letter informing that the Parties have reached a settlement. In accordance with Article 26.8 of the LCIA Arbitration Rules (1998), the LCIA Court informed Hanwha Q CELLS Qidong that the Arbitration has been discharged and that the arbitration proceedings have been concluded and dismissed with prejudice.

In addition, we purchase silicon-related materials and other components that we use in our products from third parties. It is often difficult to determine whether product defects are caused by defects in silicon, silicon wafers or other components of our products or other reasons. Even assuming that our product defects are caused by defects in raw materials, we may not be able to recover our warranty costs from our suppliers because the agreements we enter into with our suppliers typically contain limited warranties. The possibility of future product failures could cause us to incur substantial expense to provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means, or damage our market reputation and cause our sales to decline.

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

Our failure to obtain sufficient quantities of wafers and other raw materials in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

We depend on the timely sourcing of wafers and other raw materials from our suppliers in sufficient volumes. In 2017, the market experienced a moderate shortage of solar grade polysilicon, resulting from stricter environmental regulations in PRC as well as continuing anti-dumping and countervailing duties placed on polysilicon manufactured in Korea. Since we cannot guarantee the shortage of solar grade polysilicon will be resolved in the foreseeable future, we cannot guarantee that we will always be able to obtain sufficient quantities of wafers and other raw materials in a timely manner and at commercially reasonable prices. We may experience actual shortages of wafers and other raw materials or late or failed delivery for the following reasons:

•	the terms of our wafer and other raw materials contracts with, or purchase orders to, our suppliers may be altered or cancelled as a result of our ongoing re-negotiations with them;
•	there are a limited number of wafer and other raw material suppliers, and many of our competitors also purchase wafers and other raw materials from these suppliers and may have longer and stronger relationship with these suppliers than we do;
•	some of our wafer and other raw materials suppliers do not manufacture such raw materials themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient quantities of wafers and other raw materials to satisfy their contractual obligations to us; and
•	our purchase of wafers and other raw materials is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

If we fail to obtain delivery of wafers and other raw materials in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues. Our failure to obtain the required amounts of wafers and other raw materials on time and at commercially reasonable prices could substantially limit our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services or fail to recruit new qualified personnel.

Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional time and expenses to recruit, retain and integrate new directors and executive officers, particularly those with significant PV industry experience similar to our current directors and executive officers, which could severely disrupt our business and growth. In particular, our executive officers have been crucial to the development of our strategic direction. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these executive officers reside and hold some of their assets. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

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

Financial Risks

We currently have a significant amount of debt outstanding and may incur additional indebtedness. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

The principal amount of our total bank borrowings outstanding was $978.4 million as of December 31, 2017 of which $385.2 million were short-term bank borrowings and $293.6 million were the current portion of long-term bank borrowings. In addition, we had $99.5 million in long-term notes and MYR 835 million ($205.3 million, translated at the foreign exchange rate of $0.2459 per one MYR) in principal amount of long-term loan from the Malaysian government with a book value of $137.8 million as of December 31, 2017. We may also incur additional indebtedness.

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

We currently sell a substantial portion of our PV products and services to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2017 included NextEra Energy Resources, LLC(Florida Power and Light), Hanwha Q CELLS Korea, Hanwha Q CELLS Japan, Hanwha Q CELLS USA, and Jinko Solar. Our five largest customers accounted for an aggregate of 39.2% of our net revenues in 2017, compared to 55.8% in 2016. In 2016, NextEra Energy Resources, LLC and Hanwha Q CELLS Japan individually accounted for more than 10% of our revenues.

In 2017, the United States, China, Europe, Korea, India, and Japan accounted for 40.5%, 16.6%, 10.4%, 8.7%, 8.0%, and 6.6% our net revenues, respectively, and were the top six countries or region in terms of percentage contribution to our net revenues, compared to 51.6%, 5.1%, 3.3%, 6.4%, 9.6% and 11.7%, respectively, 2016. The loss of sales to any one of these customers or countries would have a significant negative impact on our business.

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

We expect our operating results to continue to depend on sales to a relatively small number of customers or countries for a significant portion of our revenue for the foreseeable future, as well as the ability of these customers to sell PV products and services that incorporate our PV products.

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

In 2017, we purchased approximately 68.6% of our silicon wafers from external suppliers, with the three largest external silicon wafer suppliers accounting for 87.4% of our external purchases, compared to 77.4% in 2016. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, HuanTai Silicon Science & Technology Co. Ltd. and Zhenjiang Rietech New Energy Science Technology Co., Ltd. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

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

We typically require a significant amount of capital to fund our operations. We expect that our capital expenditures in 2018 would amount to approximately $138.3 million, which will be primarily used to fund manufacturing technology upgrades and research and development. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. While we plan to fund our future capital and investment requirements with cash from operations, bank borrowings and other forms of financing, if necessary, we cannot guarantee that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

Our consolidated financial statements are presented in U.S. dollars and have been prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which were translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen, Korean Won and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies, which include our long-term loan from the Malaysian government denominated in Malaysian Ringgit. In recent years, the exchange rates among Renminbi, the U.S. dollar, the Japanese Yen, the Korean Won and the Euro have fluctuated significantly. Since we cannot predict which currencies with appreciate or depreciate in the future, we are unable to predict the impact of future exchange rate fluctuations on our financial condition and results of operations. As a result, we may incur net foreign currency losses in the future.

To the extent our foreign currency receivables are not matched with our foreign currency payables, we have entered into economic hedging transactions to mitigate the impact of short-term foreign currency fluctuations on our results of operations. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such transactions, our results of operations have historically been affected by exchange rate fluctuations and may continue to be affected. The effectiveness of our hedging transactions may be limited and we may not be able to successfully hedge all of our exposure. Consequently, we may incur foreign exchange gains or losses upon collection and payment to settle our sales and purchasing transactions. Furthermore, any default by the counterparties to these hedging transactions could also adversely affect our financial condition and results of operations.

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

Other Risks

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

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, natural disasters such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, cyber-attacks, equipment failures, break-ins, terrorist attacks or acts of war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, the coverage of such insurance is limited and it may not be able to fully cover losses caused by the business interruption.

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

Adverse public health epidemics or pandemics could disrupt our business in the countries where we do business. In the past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. Any future outbreak of severe acute respiratory syndrome, avian flu, or other similar adverse public developments in China may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. For instance, in 2015, there occurred an outbreak of Middle East respiratory syndrome in Korea which claimed 38 lives and adversely affected the country’s economic activity of the year.

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

The market price of the ADSs has exhibited, and may continue to exhibit, significant volatility. The closing price of our ADSs ranged from a low of $6.37 per ADS to a high of $9.52 per ADS in 2017.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs, including, among other things:

•	actual or anticipated fluctuations in our quarterly operating results;
•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;
•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	changes in the economic performance or market valuations of other PV technology companies;
•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;
•	changes in international trade policies and international barriers to trade;
•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;
•	sales or perceived sales of additional ordinary shares or ADSs;
•	addition or departure of our executive officers and key research personnel;
•	announcements regarding legal proceedings, including patent litigation, or the issuance of patents to us or our competitors;
•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;
•	announcements of technological or competitive developments; and
•	geopolitical events, including events related to the future of the Korean peninsula and Asia more generally, or of the European Union.

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

We may amend the deposit agreement governing the rights and restrictions of our American Depositary Shares underlying our ordinary shares, without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying ordinary shares.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to you or may dispose of such rights and make the net proceeds available to you. As a result, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2017 and do not expect to become a PFIC for the current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2018, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

If we are a PFIC for any taxable year during which a U.S. investor holds the ADSs or ordinary shares, such U.S. investor will generally be subject to materially adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions as well as increased tax reporting obligations. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC. For additional information on the Company’s status as a PFIC, refer to item “10.E Taxation.”

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

Our management and independent registered public accounting firm have concluded that the internal control over financial reporting of Hanwha Q CELLS Co., Ltd. as of December 31, 2017 was not effective. In addition, we cannot guarantee that we will be able to remedy the material deficiencies identified in our internal control over financial reporting and that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. Furthermore, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Capital Expenditures and Investment

As of December 31, 2017, we had annual production capacities of 4,300 MW for PV modules, 4,300 MW for PV cells, 1,100 MW for silicon wafers and 1,600 MW for silicon ingots. Our cells and modules are manufactured in China and Malaysia and the entirety of wafers and ingots are manufactured in China. In August, we shut down our wafer manufacturing facility in China as we determined that the cost of production was too high and the scale of operations was insufficient in order to stay competitive. Our wafer fab has been incurring sizable losses over the past three years and we believe the discontinuation of our wafer production will result in improved operating results moving forward.

We made capital expenditures of $110.2 million in 2017 which were used primarily to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. We expect our capital expenditures will amount to approximately $90.3 million in 2018, which will be primarily used to fund on-going capital equipment upgrades in Malaysia and China and for research and development activities. We plan to fund our capital expenditure and investment requirements primarily with cash flows generated from operations in 2018. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

In the year ended December 31, 2017, we acquired a 50% interest in our Turkish joint venture with Kalyon for $26.2 million. The joint venture company will be classified as investments accounted for by the equity method. The joint venture company will be constructing an integrated manufacturing facility and a 1GW solar power plant in Turkey. The manufacturing facility will be producing ingots, wafers, cells, and modules. The solar power plant will be constructed using the modules produced in the Turkish factory and will sell electricity to the grid at a fixed price for the first 15 years of operation and at prevailing market prices for the following 15 years. We expect the Turkish joint venture to be subject to risks and uncertainties resulting from exchange rate volatilities and future electricity prices.

B. Business Overview

Overview

We are a leading global solar energy company involved in the manufacturing and sales of solar cells and modules. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia, using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules directly to utility companies, system integrators and also through third-party distributors. We supply our solar products across the world; mainly to the United States, China, Europe, Korea, India and Japan, with sales to those countries comprising approximately 80.4% of our 2017 net revenues, compared to 84.4% in 2016. We are also growing a nascent engineering, procurement and construction (“EPC”) group that is focusing on markets in Europe, Turkey and Australia, in addition to the United States.

We have continuously improved process technology and product quality since we commenced our commercial production in 2005. Our Q.ANTUM (a product line utilizing passivated emitter rear contact technology) monocrystalline, Q.ANTUM multicrystalline and standard BSF multicrystalline PV cells achieved average conversion efficiency rates up to 22.0% , 20.4% and 19.0%, respectively, each based on the commercially produced PV cells in December 2017.

Our net revenues in 2017 amounted to $2,188.9 million, among which $461.3 million, or 21.1%, was derived from sales to related parties. We recorded a net loss of $12.4 million in 2017 and had accumulated earnings of $94.9 million, long-term borrowings and long-term notes (including the current position) of $830.5 million and short-term bank borrowings of $385.2 million as of December 31, 2017.

Our Products and Services

Our principal products include PV cells, PV modules, and silicon ingots. Substantially all of the ingots and PV cells we produce are used for our own PV module production. We also engage in PV downstream business by developing solar power projects and providing EPC and operation and management services.

The following tables set forth Q CELLS’ and our net revenues from principal products and services and related percentage data for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Hanwha Q CELLS(1)		Hanwha Q CELLS		Hanwha Q CELLS
	Net Revenues ($)	% of Net Revenues	Net Revenues ($)	% of Net Revenues	Net Revenues ($)	% of Net Revenues
	(In millions, except percentages)
PV Module	1,575.0	87.5%	2,370.7	97.7%	2,076.0	94.8%
Module Processing Service	18.1	1.0	-	-%	-	-
Other PV Products:
PV Cells	11.6	0.6%	13.1	0.5%	10.4	0.5%
Ingots and Wafers	14.4	0.8	14.2	0.6%	18.6	0.9%
PV Downstream Business	177.8	9.9%	19.0	0.8%	41.4	1.9%
Others(2)	3.9	0.2%	9.0	0.4%	42.5	1.9%
Total Net Revenues	1,800.8	100.0%	2,425.9	100.0%	2,188.9	100.0%

(1)	Our revenues in 2015 include Q CELLS’ revenues from January 1 through February 5, 2015 and our consolidated revenues from February 6 through December 31, 2015.
(2)	Includes sales of scrap and packaging materials.

PV Products

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, which range in power between 265 W and 310 W for 60-cell modules, and 315 W and 370 W for 72-cell modules in 2017.

The following table sets forth the types of PV modules we currently manufacture with the specifications indicated:

PV Module Manufactured with:	Manufacturing Facility	Dimensions (mm)	Weight (Kg)	Power (W)
BSF Multicrystalline Cell	China	1960 x 991 x 35	22.5±0.5	315 - 335
BSF Multicrystalline Cell	China	1650 x 991 x 35	18.0±0.5	260 - 280
BSF Monocrystalline Cell	China	1960 x 991 x 35	22.5±0.5	325 - 345
BSF Monocrystalline Cell	China	1650 x 991 x 35	18.0±0.5	270 - 290
Q.ANTUM Multicrystalline Cell	Korea(1) /Malaysia	1994 x 1000 x 35	24	335 - 345
Q.ANTUM Multicrystalline Cell	Korea(1)/Malaysia	1670 x 1000 x 32	18.5	275 - 285
Q.ANTUM Multicrystalline Cell	Korea(1)	1670 x 1000 x 40	20	275 - 285
Q.ANTUM Monocrystalline Cell	Korea(1)	1994 x 1000 x 35	24	355 - 365
Q.ANTUM Monocrystalline Cell	Korea(1)	1670 x 1000 x 40	20	295 - 305
Q.ANTUM Monocrystalline Cell	Korea(1)	1670 x 1000 x 32	18.5	295 - 305
Q.ANTUM Monocrystalline Cell	Korea(1)	1685 x 1000 x 32	18.7	315 - 330

(1)	We purchase assembled modules from an affiliated company, Hanwha Q CELLS Korea Corp., then resell to our customer under our brand and warranty.

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

PV Cell Type	Manufacturing Facility	Dimensions(1) (mm x mm)	Conversion Efficiency Rate (in 2017) (%)	Thickness (um)	Maximum Power per Cell (W)
Multicrystalline Silicon Q.ANTUM Cell	Malaysia	156.75 x 156.75	19.0 – 20.4	180 – 200	5.01

Multicrystalline BSF Silicon Cell	China	156.75 x 156.75	18.2 – 19.0	180 – 200	4.62

Monocrystalline BSF Silicon Cell	China	156.75 x 156.75	20.0 – 20.6	160 – 190	5.03

Monocrystalline Silicon Q.ANTUM Cell	China	156.75 x 156.75	20.8 – 22.0	180	5.37

(1)	We enlarged cell dimensions during 2016 in an effort to maximize our module power outputs. As of December 31, 2017, all of our multicrystalline silicon cells were produced in 156.75 mm by 156.75 mm size.

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

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We believe it is important to secure a stable supply of raw materials, while not being overly dependent on a limited number of supply sources. The three largest wafer suppliers accounted for 87.4% of our total silicon wafer purchases in 2017. We seek to maintain multiple supply sources of raw materials to the extent practicable and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials. See “Item 3.D. Risk Factors—Financial Risks—Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.”

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required for additional supplies when needed. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies in a timely manner on the other. We had $84.5 million of raw materials in inventory as of December 31, 2017.

Silicon-Based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. We currently use 6-inch wafers in our production. We produced a portion of our silicon wafer supplies internally through Hanwha Q CELLS Technology. In 2017, silicon wafers produced internally accounted for approximately 29.5% of our total silicon wafer supplies. We procure the remainder of our silicon wafer supplies from third-party suppliers on a purchase order basis. We may also procure a small portion of silicon wafer supplies through spot market purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, HuanTai Silicon Science & Technology Co. Ltd and Zhenjian Rietech New Energy Science Technology Co., Tld. In August 2017, we decided to discontinue our wafer production as we determined that our wafer operations would not be capable of competing on a global scale. See “Item 3.D. Risk Factors—Financial Risks—Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.”

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

Production and Project Development

Production Facilities

We manufacture PV cells and PV modules through Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly-owned subsidiary in Malaysia, with facilities occupying a gross floor area of 255,000 square meters in Cyberjaya, Malaysia, and through Hanwha Q CELLS Qidong, our wholly-owned PRC subsidiary, with facilities occupying a gross floor area of 173,220 square meters in Qidong, Jiangsu Province, China. As of December 31, 2017, we had annual production capacities of 4,300 MW for PV modules, 4,300 MW for PV cells, and 1,600 MW for silicon ingots.

We manufacture our silicon ingots and wafers through Hanwha Q CELLS Technology, one of our wholly-owned subsidiaries, with facilities occupying a gross floor area of approximately 104,479 square meters in Lianyungang, Jiangsu Province, China. As of December 31, 2017, Hanwha Q CELLS Technology had annual production capacities of 1,600 MW for silicon ingots. As of December 31, 2017, we did not have any wafer production capacity as we discontinued our wafer production in August 2017.

In the second quarter of 2016, as part of our plans to fully optimize our manufacturing cost structure and operational efficiency, we sold our 100% equity interest in the module manufacturing facility located in Eumseong, Korea to Hanwha Q CELLS Korea Corp. for $58.5 million in cash and the assumption by Hanwha Q CELLS Korea Corp. of all of our outstanding assets and liabilities related to this facility.

The table below sets forth our PV product manufacturing nameplate capacity at our manufacturing facilities as of December 31, 2017:

Products	Facilities locations	Rated manufacturing capacity per annum as of December 31, 2017 (in MW)
PV Cell	Cyberjaya, Malaysia	1,800

	Qidong, China	2,500

PV Module	Cyberjaya, Malaysia	1,800

	Qidong, China	2,500

Silicon Ingots	Lianyungang, China	1,600

We set our production plans on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our production schedule based on actual orders received.

Production Process

The following is an overview of the general production stages for our PV cells:

1. Rinsing: Rinsing in the process during which ultrasonic cleaning is performed on silicon wafers, followed by chemical treatment of the wafer surface, which reduces the cells’ reflection of sunlight and improves sunlight absorption capacity.

2. Diffusion: Diffusion is the process during which certain impurities are introduced into the silicon wafer through a thermal process to enable the formation of an electric field within the PV cell.

3. Etching: Etching is the process that is applied on the border of the wafers to prevent direct electrical shorting between the front and the back of each PV cell.

4. Secondary rinsing: Secondary rinsing is the process during which the wafer surface is chemically cleaned to remove the silicon dioxide that may have formed on the surface of the wafer in order to improve the cell’s capacity to absorb sunlight.

5. PECVD: PECVD is the process which produces a silicon nitride film on the wafer’s surface in the front, which improves the PV cell’s capacity to absorb sunlight.

6. Screen printing: Through the screen-printing process, negative and positive metal contacts, or electrodes, are printed on the front and back surfaces of the PV cell.

7. Firing: Silicon and metal electrodes are connected through and electrode firing process in a conveyor belt furnace at high temperature.

8. Testing and sorting: PV cells are tested to determine their electrical performance and sorted based on their conversion rate.

The following is an overview of the general production stages for our PV cells:

1. Welding: Multiple PV cells are interconnected based on the desired electrical configurations through welding.

2. Lamination: The interconnected cells are then laid out and laminated in vacuum through a heating process. Through lamination, PV modules are sealed in weatherproof packages that can withstand high levels of ultraviolet radiation and moisture.

3. Framing: Assembled PV modules are packaged in protective aluminum frames prior to testing.

4. Testing: PV modules are tested to determine their electrical performance.

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

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications that we currently maintain include ISO 9001:2015 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2015 environmental management system certification, ISO 50001: 2011 energy management systems certification, OHSAS 18001:2007 occupational health and safety management system certification, IEC certification for our PV modules and CSA certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained CSA certification issued by Canadian Standard Association, independent product-safety testing and certification organizations, which enables us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency. We obtained a certification issued by KEA (previously known as KEMCO), an independent product-safety testing and certification organization in Korea, which enables us to sell our products to customers in Korea. We obtained an MCS certificate which enables us to sell products to the United Kingdom and Clean Energy Council listing for the Australian market. We also obtained a JPAC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA as a Test Data Acceptable Program, which means that our lab is qualified to conduct IEC and UL1703 testing by itself and reflects our lab’s capabilities and management.

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

We have wholly-owned subsidiaries in Australia, the United States, Germany, Canada, Turkey and Chile that engage in the marketing and distribution of our PV products and related customer service. We also market and distribute our PV products through Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are subsidiaries of Hanwha Corporation and not our consolidated subsidiaries.

The following table sets forth Q CELLS’ and our net revenues by geographic region based on the location of the customers, and the percentage contribution of each of these regions to the net revenues, for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Hanwha Q CELLS(1)		Hanwha Q CELLS		Hanwha Q CELLS
	Net	% of Net	Net	% of Net	Net	% of Net
Region	Revenues ($)	Revenues	Revenues ($)	Revenues	Revenues ($)	Revenues
	(In millions, except percentages)
United States	519.4	28.8%	1,251.2	51.6%	887.5	40.5%
Japan	192.5	10.7%	284.0	11.7%	143.9	6.6%
India	128.2	7.1%	231.8	9.6%	175.4	8.0%
Turkey	120.3	6.7%	178.4	7.4%	79.9	3.7%
Korea	204.6	11.4%	155.4	6.4%	190.8	8.7%
PRC	140.9	7.8%	126.0	5.1%	362.7	16.6%
Europe	360.8	20.0%	81.1	3.3%	228.0	10.4%
Others	134.1	7.4%	118.0	4.9%	120.7	5.5%
Total	1,800.8	100.0%	2,425.9	100.0%	2,188.9	100.0%

(1)	Our revenues in 2015 include Q CELLS’ revenues from January 1 through February 5, 2015 and our consolidated revenues from February 6 through December 31, 2015.

Following the merger of Hanwha SolarOne and Q CELLS, we were able to expand our geographic footprint and realize synergies from coordinating the two companies’ sales and distribution operations. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

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

We incurred $8.2 million in warranty costs in 2017, compared to $11.0 million in 2016, and derecognized $7.6 million of previously accrued warranty expenses due to the settlement of our litigation with a certain customer. As of December 31, 2017, our accrued warranty costs totaled $48.5 million, compared to $61.2 million as of December 31, 2016.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Our primary research and development center is located at Thalheim, Germany, which employed 176 highly trained researchers as of December 31, 2017. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have a higher conversion efficiency rate than traditional BSF cells, at its German facilities, and started marketing them under our “Q.ANTUM” brand. Our research and development expenses were $24.0 million in 2017.

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we had been granted 92 patents and utility models and 49 applications for patents and utility models pending in China, 46 patents and 70 patent applications pending in Germany and 68 patents and 44 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells. We are the owner of “SolarOne” and “Q CELLS” trademarks and have registered them in major markets where we sell our PV products. We also registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

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

Environmental Matters

We are subject to a wide array of local, national and international environmental, health and workplace safety laws, regulations and conventions. Our manufacturing processes involve the use of hazardous materials and chemicals and related equipment and generate noise, waste water, air emissions and other industrial wastes. We are required to maintain various environmental permits and authorizations with respect to these operations. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities.

Environmental laws are subject to change. We may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws which could have a material adverse effect on our business. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We also maintain an ISO 14001 environmental management system certification, which is issued by the International Organization for Standardization to demonstrate our compliance with international environmental standards. While we have not been subject to any material proceedings or fines for environmental violations in the past three years, there is no assurance that we will not be subject to such fines or proceedings in the future.

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

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in major markets and countries where we have significant operations, including China, the United States, the European Union, Japan and Malaysia.

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

In June 2015, the National Energy Administration, the PRC Ministry of Industry and Information Technology and the PRC Certification and Accreditation Administration, jointly issued the Opinion on Promoting the Application of Advanced PV Products and Industry Upgrading, which requires higher technical standards for PV products, including (1) at least 15.5% and 16% PV conversion efficiency for polycrystalline silicon and monocrystalline silicon cell modules, (2) at least 28% PV conversion efficiency for high concentration PV products, and (3) at least 8%, 11%, 11% and 10% PV conversion efficiency for silicon-based, copper indium gallium selenide solar cells, cadmium telluride and other types of thin-film cell modules, respectively. In addition, the attenuation rate of polycrystalline silicon, monocrystalline silicon and thin-film cell modules must not be higher than 2.5%, and 3% respectively, in the first year, thereafter not higher than 0.7% per year, and ending with 20% at most during the whole project life cycle. For thin-film cell modules, the attenuation rate must not be higher than 5% in the first year, thereafter not higher than 0.4% per year, and ending with 15% at most during the whole project life cycle.

In February 2016, the NDRC, the PRC Ministry of Industry and Information Technology jointly promulgated the Guiding Opinions on Promoting the Development of "Internet Plus" Smart Energy, which encourages construction of smart PV power generation plants based on an internet cloud platform to realize the smart renewable energy power generation, as well as structuring of a real-time subsidy mechanism to PV power generation based on internet.

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

China’s National Energy Administration published its official solar statistics for 2017, revealing that China has installed a total of 52.83 gigawatts worth of new solar capacity in 2017. According to the data, China installed around 126 gigawatts of photovoltaic power, which increased 67% from 2016. This brings China’s cumulative solar capacity up to 130.25GW, around 7.3% of the country’s national power generation capacity.

In March 2018, the Ministry of Industry and Information Technology promulgated the 2018 PV Manufacturing Standards and Conditions, which replaced the 2015 PV Manufacturing Standards and Conditions. The 2018 PV Manufacturing Standards and Conditions strictly controls PV manufacturing projects simply expanding production capacity and guides PV manufacturer to strengthen technology innovation, improve product quality and decrease manufacturing costs. According to the 2018 PV Manufacturing Standards and Conditions, the PV manufacturer shall be incorporated in PRC as an independent legal entity; possess independent PV product manufacturing, supply and after sales capability; possess qualification of provincial or higher level independent R&D institute, technical center or high-tech enterprise; the expenses for R&D or process improvement shall not be lower than 3% of sales revenue and RMB 10 million; the actual production volume of previous year shall not be lower than 50% of the actual production capacity in the previous year. The minimum photoelectric conversion efficiency for polysilicon cells and crystal silicon cells shall not be lower than 18% and 19.5% respectively. The minimum photoelectric conversion efficiency for polysilicon modules and crystal silicon modules shall not be lower than 16% and 16.8% respectively.

Regulation of Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of April 10, 2015) (the “Guidance Catalogue”). Under the Guidance Catalogue, manufacturing of solar batteries, manufacturing of equipment specially for producing solar cells, and manufacturing of equipment of PV power generation fall into the category of encouraged foreign investment industry.

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

United States

In the United States, various policy mechanisms have been employed by the federal and state governments to accelerate the adoption of solar power. Examples of financial mechanisms intended to encourage demand for PV products include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Some of these government mandates and economic incentives are scheduled to be reduced or expire, or could be eliminated altogether.

Capital cost rebates provide funds to purchasers of PV products based on the cost and size of such purchaser’s solar power system. Performance-based incentives provide funding to purchasers of PV products based on the energy produced by their solar power system. Under net metering, a customer with its own generation may be able to generate more energy than is needed to serve its own requirements. During these periods, the customer provides the excess electricity back to the grid and receives a credit on its retail electric bill. Feed-in tariffs pay electric generators for solar power system generation based on energy produced, at a rate that is generally guaranteed for a period of time, which is usually above the retail rate for electricity and is intended to provide a stable, long-term (usually 10-20 year) contractual revenue stream for project owners.

Tax incentive programs exist in the United States at both the federal and state levels and can take the form of investment and production tax credits, accelerated depreciation and sales and property tax exemptions and abatements. At the federal level, investment tax credits for business and residential solar systems have gone through several cycles of enactment and expiration. With the passage of the Energy Policy Act of 2005, the Solar Investment Tax Credit (“ITC”) was created. It allowed owners of solar energy systems to recoup 30% of the total cost of a solar energy system, subject to caps for residential systems. In December 2015, the U.S. Congress extended investment tax credits for solar systems: for utilities and commercial solar systems, 30% until 2019, 26% in 2020, 22% in 2021 and 10% in 2022; and for residential solar systems, 30% until 2019, 26% in 2020 and 22% in 2021. The investment tax credit is regarded as one of the primary economic drivers of solar installations in the United States. Although its extension through 2022 for utilities and commercial systems and 2021 for residential systems has improved medium-to-long term demand visibility in the United States, the continuing policy support with gradual decrease of the investment tax credits rate over an extended period underscores the need for solar systems’ cost to continue to decline toward grid parity.

On December 22, 2017, the U.S. enacted significant changes to U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018" (the "The Tax Cuts and Jobs Act"). The Act mandates the reduction or elimination of assorted industry-specific tax incentives in return for corporate tax rates reductions. Under current law, the ITC will be reduced from approximately 30% to approximately 26% for solar systems placed into service after December 31, 2019, and then further reduced to approximately 22% for solar systems placed into service after December 31, 2020. Thereafter, the ITC will remain at 10% for commercial projects.

On January 23, 2018, President Trump issued Proclamation 9693, which imposed tariffs on imported solar cells and modules (the “Tariffs”). These Tariffs took effect on February 7, 2018. Modules will be subject tariffs of 30% in 2018, 25% in 2019, 20% in 2020 and 15% in 2021. Cells will also be subject to a 30% tariff, but only after total cell imports exceed 2.5 GW.

We expect the Tariffs to cause market volatility and price fluctuations, and will likely result in a range of impacts to the global manufacturing market, as well as our business in particular. Such tariffs are likely to increase the price of our solar products and result in significant additional costs to our customers, which could materially and adversely affect our business and results of operations.

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

We must comply with legislation in EU jurisdictions which impose duties in respect of health and safety management, for example in relation to management of staff, engagement of contractors and the distribution, transportation and safe use of products. Failure to comply with health and safety law can involve in significant claims, penalties and, potentially, terms of imprisonment.

All products entering the EU must comply with product law. The manufacturer has the primary responsibility for designing and manufacturing products so as to ensure that they are "safe". We must ensure that we supply products which comply with product safety requirements, monitor the safety of products on the market and take steps to, for example, notify the relevant competent authority and to remove a product from the market if it is discovered to be unsafe.

Japan

Japan adopted the Renewables Portfolio Standard Act in 2002, which established minimum amounts of electricity generated from new energy sources that should be used by electric utilities. In addition, since 2012, in the aftermath of the tsunami in 2011, Japan has refocused its policies towards encouraging the growth of renewable energy, including the use of solar PV, by imposing a feed-in tariff scheme. Under this scheme, utilities are required to purchase electricity generated from renewable energy sources on a fixed-period contract for a fixed price. The rate and period are decided every year by an independent committee of the government. The costs incurred by the utility in purchasing renewable energy shall be transferred to all electricity consumers on a nationwide equal surcharge. For the 2017 fiscal year (ending in March 2018), were JPY21 per kWh for systems over 10 kW and JPY28 per kWh for systems less than 10 kW (JPY30 per kWh, if obligated to use an output control system). The amended scheme also introduced new authorization procedures including the submission of a project feasibility study.

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

Local employees registered with the Social Security Organization are insured in the manner provided under Malaysian law, where, for example, upon injuries occurring in the course of the employment, insured employees or their dependents are entitled to benefits. The employer shall insure their foreign workers under the Foreign Workers Health Insurance Protection Scheme (“SPIKPA”) and Foreign Workers Compensation Scheme (“FWCS”). Both schemes protect the welfare and interests of foreign workers in Malaysia. SPIKPA provides for medical protection while reducing the financial burden of the employer in the event of hospitalization and surgical due to illnesses or accidents of foreign workers. FWCS provides the compensation benefits to a foreign worker with valid employment document for injuries sustained or death due to an accident arising out of or during his course of employment which it is mandatory for employers to insure all their foreign workers under the scheme. These insurance companies who have been appointed and approved by the Ministry of Human Resources are liable to pay compensation and any expenses incurred in the treatment and rehabilitation of a workman for personal injuries by accident or accidental death arising out of and in the course of employment.

C. Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2017.

As of December 31, 2017, we were entitled to substantially all of the economic interests of five holdings companies in Turkey, each of which owned special purpose vehicles, by means of a usufruct contract. While we did not have any ownership interest in the five holdings and their special purpose vehicles, the usufruct contract enabled us to make decisions over the activities that most significantly impacted the economic performance of the holding companies and their respective special purpose vehicles. For the abovementioned reasons we concluded that we were the primary beneficiary of the five holdings companies and thus the five holdings companies and their respective special purpose vehicles were accounted for as consolidated variable interest entities (VIEs) for the year ended December 31, 2017.

The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. In order to ultimately determine the fair values of intangible assets acquired for VIEs, the Group may engage a third party independent valuation specialist, however as of the date of this report, the valuation has not been undertaken. The preliminary allocation of the purchase price is based on the best information available and is pending. 805-10-25-13 requires that, if the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquirer shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.

During the measurement period (which is the period required to obtain all necessary information that existed at the acquisition date, or to conclude that such information is unavailable, not to exceed one year), additional assets or liabilities may be recognized, or there could be changes to the amounts of assets or liabilities previously recognized on a preliminary basis, if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets or liabilities as of that date. The Group expects the purchase price allocations for the acquisition of VIEs to be completed by the end of the second quarter of fiscal year 2018.

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

The following table sets forth certain information regarding our primary property and facilities owned or leased by us as of December 31, 2017.

Location	Land			Building
	Size	Own or lease	Usage	Size	Own or lease	Usage	Productive Capacity(1)
Cyberjaya, Malaysia	255,000 square meters	Land use right expires in 2070	Office and manufacturing facilities	30,000 square meters	Owned	Office and manufacturing facilities	Cell: 1,800 MW Module: 1,800 MW
Qidong, China	259,219 square meters	Land use right expires between 2053 and 2061	Office and manufacturing facilities	173,220 square meters	Owned	Office and manufacturing facilities	Cell: 2,500 MW Module: 2,500 MW
				24,500 square meters	Owned	Manufacturing facilities
Thalheim, Germany	359,000 square meters	Owned	Office, research and development	111,900 square meters	Owned	Office, research and development	For R&D activities
Lianyungang, China	976,905 square meters	Land use right expires in 2055	Office and manufacturing facilities	76,500 square meters	Owned	Office and manufacturing facilities	Ingot: 1,600 MW
Seoul, Korea	—	—	—	1,718.7 square meters	Leased	Office	n/a

(1)	Production capacity figures only include that of commercial production activities.

We expect that our capital expenditures in 2018 will amount to approximately $90.3 million, which will be primarily used to fund manufacturing technology upgrades and certain R&D related expenditures. We will actively review our capital expenditure plan on a regular basis and make appropriate changes in accordance with our business environment.

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

Overview

We are a global, leading solar energy company involved in manufacturing and sales of solar cells and modules. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in Malaysia and China using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We supply our solar products across the world, mainly to the United States, China, India, and Japan with sales to those countries comprising approximately 72% of our 2017 net revenue. We sell PV cells and PV modules directly to utility companies, system integrators and also through third-party distributors. We are also growing a nascent EPC group that is focusing on markets in Europe, Turkey and Australia, in addition to the United States.

We shipped 2,956 MW, 4,583.0 MW and 5,438.3 MW of PV modules in 2015, 2016 and 2017, respectively. The average selling price of our PV modules was $0.58 per watt in 2015, $0.53 per watt in 2016 and $0.38 per watt in 2017.

Our net revenues in 2017, 2016, and 2015 were $2,188.9 million, $2,425.9 million, and $1,800.8 million, respectively. We recorded a net loss of $12.4 million 2017, net income of $127.5 million and $43.8 million in 2016 and 2015, respectively. As of December 31, 2017, we had accumulated earnings of $94.9 million and had total borrowings of $1,116.2 million and long-term notes of $99.5 million outstanding.

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

The PV industry went through a prolonged period of oversupply from the second half of 2009 through 2015, in which the average selling price of our modules declined from $1.10 to $0.50 per watt. During this period of oversupply, an industry-wide capacity rationalization took place, resulting in the bankruptcy and/or consolidation of numerous suppliers lacking competitiveness. In 2015 and the first half of 2016, declining PV prices enabled PV to compete with other forms of energy in key markets such as Japan, China, and the United States. As a result corporate profitability improved across the entire spectrum of the industry’s value chain.

In the second half of 2016, an unfavorable government subsidy scheme in China led an oversupply driven by decrease in China demand. Average selling prices of modules dropped 25% in the second half of 2016 and remained at that level throughout 2017. All major PV manufacturers experienced a decline in profitability, driven by lower margins due to lower ASPs and comparatively higher input prices.

Towards the end of 2017, the U.S. administration’s pro-fossil fuel platform began imposing tariffs and quotas on imported CSPV products, leading to increased uncertainties regarding U.S. demand. While the long-term impacts of the tariffs are yet to be seen, adverse impacts to the U.S. utility sector, at least in the short-term, seem inevitable.

Despite the near term challenge from industry oversupply, we believe that our industry will continue to grow as solar power becomes a more economically viable energy solution on an unsubsidized basis in many countries. Such growth can be accelerated by further reduction in silicon materials prices and overall balance of systems costs.

Government Subsidies and Trade Sanctions

The imposition of anti-dumping or countervailing duties by the PRC against our products produced in other jurisdictions, or our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations

We believe that the growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. The cost of solar energy still exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, Germany, Spain, Italy, the United States, Australia, China, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on the conventional sources of energy. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives.

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

Since the January 2017 change of administration in the United States, U.S. government support for the energy industry has focused more on fossil-fuel-based and other conventional sources of supply. If this continues, the demand for our products may decline. We also expect that new legislation, policies, legal and administrative actions may be proposed or enacted that could curtail subsidies that benefit our products and that additional sanctions could be imposed that could materially and adversely affect demand for our products and our results of operations. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—A recent petition filed with the U.S. International Trade Commission calling for new tariffs on solar cells and minimum prices for solar modules imported from outside the United States could harm our ability to sell our products inside the United States, and thereby materially and adversely affect our business prospects, results of operations and financial condition.”

In addition, the Chinese government has imposed anti-dumping duties on certain imports of solar grade polysilicon products imported from the United States and Korea since January 2014 and the European Union since May 2014. See, “Risk Factors—Risks Related to Our Business and Industry—The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.” While these tariffs did not materially increase our cost of production in 2017, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

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

The average selling price of our PV modules was $0.38 per watt in 2017, $0.53 per watt in 2016, and $0.58 per watt in 2015. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend.

Price and Availability of Silicon and Silicon Wafers

In 2017, the market experienced a shortage of polysilicon due to more stringent environmental regulations in China. Polysilicon prices, which started the year at $ 15.37/kg recorded a high of $ 17.57/kg towards the end of the year. The effects of higher polysilicon prices, which spilled over to the wafer portion of the value chain, was combined with a supply-demand imbalance in the wafer portion of the value chain as manufacturers took capacities off-line to transition to diamond wire wafers from the traditional slurry wire wafers.

We acquire substantially all of our wafers from a limited number of suppliers at pre-determined terms linked to prevailing market prices. We also acquire a small portion of our polysilicon and silicon wafers through spot market purchases. The prices we pay for silicon and silicon wafers in spot market purchases vary according to the prevailing market price, which have been, and may continue to be, subject to significant fluctuations.

Manufacturing Capacity and Capacity Utilization

Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we significantly expanded our manufacturing capacity in the past. An increase in capacity, if fully utilized, has a significant positive effect on our financial results, allowing us to produce and sell more PV products and achieve higher net revenues as well as lowering our average manufacturing costs per unit as a result of increased economies of scale. However, when our manufacturing capacity is underutilized, we will not be able to realize such benefits as underutilization increases our unit fixed costs while our revenue potential is diminished due to lower production volume. In addition, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.

The following tables set forth Q CELLS’ and our production volume of silicon ingots, silicon wafers, PV cells and PV modules for the periods indicated:

	Year Ended December 31,
	2015		2016	2017
Products	Hanwha Q CELLS(1)		Hanwha Q CELLS(3)	Hanwha Q CELLS
			(MW)
Volume of ingots produced	1,246		1,453	1,431
Volume of wafer produced	1,188		1,428	1,382
Volume of PV cells produced	3,244		3,862	4,273
Volume of PV modules produced	3,197	(2)	3,458	4,176

(1)	Includes Q CELLS’ production volume from January 1 through February 5, 2015 and our combined production volume from February 6 through December 31, 2015.
(2)	Includes 907 MW of PV modules processed by others in 2015.
(3)	Excludes PV cells and modules produced by our affiliated company, Hanwha Q CELLS Korea, Corp.

As of December 31, 2017, we had annual nameplate capacities of 4,300 MW for PV cells, 4,300 MW for PV modules, and 1,600 MW for silicon ingots.

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

We have continuously improved the process technology and product quality since we commenced our commercial production in November 2005. Both Q CELLS and Hanwha SolarOne introduced solar modules with anti-PID features by 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. In 2014, Q CELLS also successfully commenced its commercial production of multicrystalline PERC cells, which have comparable efficiency rates with traditional monocrystalline BSF cells, and started marketing them under its “Q.ANTUM” brand. Our advanced ingot growing and wafer sewing process technologies have also improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.”

Fluctuations in Foreign Exchange Rates

Our consolidated financial statements are presented in U.S. dollars and have been prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which were translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen, Korean Won and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in U.S. dollar, Renminbi, and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies.

We enter into economic hedging transactions to minimize the impact of short-term exchange rate fluctuations on the mismatch between our receivables and payables. As we do not intend to fully hedge all of our open positions, we expect fluctuations in foreign exchange rates to continue to, to a certain extent, affect our results of operations. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such transactions, our results of operations have historically been affected by exchange rate fluctuations and may continue to be affected.

Net Revenues

We currently generate the substantial majority of our net revenues from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells, PV kit system sales and scrap materials to third parties, as well as from our PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services.

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

We currently sell a substantial portion of our PV products and services to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2017 included NextEra Energy Resources, LLC (Florida Power and Light), Hanwha Q CELLS Korea, Hanwha Q CELLS Japan, Hanwha Q CELLS USA, and Jino0 Solar. Our five largest customers accounted for an aggregate of 39.8% of our net revenues in 2017, compared to 55.8% and 35.5% in 2016 and 2016, respectively.

Geographically, the United States, China, Europe, Korea, India, and Japan accounted for 40.5%, 16.6%, 10.4%, 8.7%, 8.0%, and 6.6% our net revenues, respectively, and were the top six countries or regions in terms of percentage contribution to our net revenues in 2017, compared to 51.6%, 5.1%, 3.3%, 6.4%, 9.6% and 11.7%, respectively, in 2016 and 28.8%, 7.8%, 20.0%, 11.4%, 7.1% and 10.7%, respectively, in 2015. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions, including Europe, Japan, the United States and China, will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as Korea, India, Australia, Turkey and Latin America.

Sales to our customers are typically made through non-exclusive, short-term arrangements.

Cost of Revenues and Operating Expenses

The following table sets forth Q CELLS’ and our cost of revenues and operating expenses and these amounts calculated as percentages of the net revenues for the periods indicated.

	Year Ended December 31,
	2015		2016		2017
	Hanwha Q CELLS(1)		Hanwha Q CELLS		Hanwha Q CELLS
	Amount ($)	% of Net Revenues	Amount ($)	% of Net Revenues	Amount ($)	% of Net Revenues
	(In millions, except percentages)
Cost of revenues	1,466.8	81.5%	1,985.6	81.9%	1,944.1	88.8%
Operating expenses:
Selling expenses	94.1	5.2%	120.1	5.0%	114.5	5.2%
General and administrative expenses	91.7	5.1%	78.2	3.2%	99.1	4.5%
Research and development expenses	48.3	2.7%	49.2	2.0%	24.0	1.1%
Restructuring charges	22.0	1.2	0.7	0.0%	-	-%
Other income	-	-%	-	-%	(18.4)	-0.8%
Total operating expenses	256.1	14.2%	248.2	10.2%	219.2	10.0%

(1)	Includes Q CELLS’ cost of revenues and operating expenses from January 1 through February 5, 2015 and our consolidated cost of revenues and operating expenses from February 6 through December 31, 2015.

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

Restructuring Charges

In January 2015, we announced restructuring plans to restructure our global operations. This decision includes the shutdown of its production facilities in Thalheim, Germany and the transfer of machineries used for production to the production site in Malaysia. This plan resulted in a downsizing of the workforce in Germany, which was communicated in March 2015, and an alternate use for certain assets that cannot be transferred. The Group estimated that it recognized aggregate charges pursuant to the restructuring plan of up to $22.0 million and $0.7 million in 2015 and 2016, respectively, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs. In 2017, we made payments in the amount of $1.5 million to settle restructuring charge related liabilities. As of December 31, 2017, we had $0.2 million of liabilities to be settled in relation to our 2015 restructuring.

Other operating income

In the first quarter of 2017, we sold certain intellectual properties relating to the production of PERC cells to Hanwha Q CELLS Korea and received EUR 16.3 million ($18.4 million) in exchange.

Taxation

Cayman Islands

Under the current law of the Cayman Islands law, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no withholding tax is imposed.

Korea

The basic Korean corporation national income tax rates are 10% on first 200million Korean Won(KRW), 20% for the tax base between KRW 200million and KRW 20billion, 22% for the excess. And additional local income tax rates are 1% on the first KRW 200million, 2% for the tax base between KRW 200million and KRW 20billion, 2.2% for the excess. And Effective from the tax year beginning on or after 1 January 2015 through the tax year including 31 December 2017, in order to motivate corporations to utilize corporate retained earnings to fund facility investment, wage increases, and dividend payments, the corporate income tax law has introduced a 10% additional tax if the company’s qualified expenditures for facility investment, wage increases, and dividend payments fall short of a certain threshold.

Malaysia

Hanwha Q CELLS Malaysia Sdn. Bhd was incorporated in Malaysia and is subject to 24% corporate income tax rate except for small business company that have paid-up capital with respect to ordinary shares of MYR 2,500,000 or less. For years of assessment 2017 and 2018, corporate income tax rate on incremental chargeable income derived from business sources, as compared to the immediate preceding year of assessment, is reduced from 1% to 4% if certain conditions are met. Malaysia offers a wide range of incentives such as tax holiday or investment tax allowances, which are granted to promote investments in selected industry sector or promoted areas.

China, People’s Republic of

The statutory standard rate of enterprise income tax in China, People’s Republic is 25%, effective from January 1, 2008. In accordance with the corporate income tax law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise. The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years.

Germany

Hanwha Q CELLS Gmbh was incorporated in Germany and is subject to 15% corporate income tax rate plus a solidarity surcharge of 5.5% on corporate income tax and a trade tax which is combination of a uniform rate of 3.5% and municipal tax at a rate of between 9.1% and 15.75%.

United States

Hanwha Q CELLS America Inc and its subsidiaries in USA are subject to progressive US federal statutory tax rate from 15% to 21% and also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax.

Turkey

Hanwha Q CELLS Turkey and its subsidiaries in Turkey are liable for corporate income tax at a rate of 20% on net profits generated.

Chile

Hanwha Q CELLS Chile SpA and its subsidiaries were incorporated in Chile. The corporate income tax rate is 25% or 25.5%, depending on the tax regime elected by the company.

Australia

Hanwha Q CELLS Australia Pty Ltd was incorporated in Australia and is subject to a federal tax rate of 30% except for eligible small business company that have the aggregate turnover of less than AUD 2 million.

Hong Kong SAR

Hanwha Q CELLS Hong Kong Limited was incorporated in Hong Kong. Hong Kong adopts a territorial basis of taxation and profit tax is payable on profits arising in or derived from Hong Kong. No income tax provision has been made for Hanwha Q CELLS Hong Kong Limited in any period, as the entities did not have assessable profits subject to Hong Kong Profit Tax at the rate of 16.5% for the years presented.

Canada

Hanwha Q CELLS Canada, Corp. was incorporated in Canada. The basic rate of federal corporate tax for 2017 is 38%, but it is reduced to 15% by an abatement of 10 percentage points on a corporation’s taxable income earned in a province or territory and a general rate reduction of 13 percentage points on a corporation’s full-rate taxable income. Provincial and territorial tax rates are added to the federal tax and generally vary between 10% and 16% of taxable income.

British Virgin Islands

Under the British Virgin Islands Business Companies Act, companies incorporated under the British Virgin Islands Companies Act are exempt from all taxes.

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

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell PV cells and silicon ingots. We record revenue related to the sale of PV modules and PV cells and silicon ingots when the criteria of ASC 605-10, “Revenue Recognition: Overall” are met. These criteria include all of the following: existence of a persuasive evidence of an arrangement; occurrence of delivery; fixed or determinable sales price; and reasonable assurance of collection.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 50 years
Plant and machinery	5 to 15 years
Furniture, fixtures and office equipment	3 to 18 years
Others	1 to 20 years
Generation licenses	10 years

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

$36.3 million, $4.5 million and nil impairment charge was recognized for the years ended December 31, 2017, 2016, and 2015, respectively. The impairment recognized in the year ended December 31, 2017, was in relation to the discontinuation of our wafer production. Upon detailed review of the competitiveness of our wafer manufacturing operation, we determined that we do not have the production scale that will enable us to stay competitive in the global wafer market. The impairment amount and recoverability of remaining assets relating to wafer production were evaluated by an independent expert taking into account expected sales price of impaired assets less costs associated with the disposition of such assets.

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

Financial Instruments—Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

Our foreign currency derivative contracts and interest rate swap contracts are used to manage our foreign currency risks principally arising from sales contracts denominated in the Euro, Australian Dollar, Korean Won and Japanese Yen, and interest rate risk arising from our long-term bank borrowings. We record these derivative instruments as current assets or current liabilities, measured at fair value.

Changes in the fair value of these derivative instruments are recognized in our consolidated statements of comprehensive income (loss). These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2017, the Group had outstanding cross-currency exchange rate contracts to deliver AUD 19.7 million, JPY 1,726.3 million, CAD 0.7 million, EUR 5.8million and receive $35.8 million and interest rate swap contracts with notional amount of $ 440.2 million in which the Company pays fixed interest and receives variable interest. We estimate the fair value of our foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

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

Advance to Suppliers and Long-term Prepayments

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. As of December 31, 2017, we had $41.2 million of advances to suppliers outstanding.

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is deterioration in the creditworthiness of the suppliers, we may seek to recover the advances from the suppliers and will provide for losses on advances in operating expenses where we believe the suppliers will be unable to fulfill their supply obligations. In such cases, a charge to operating expenses will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated.

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

The FASB allows two adoption methods under ASU 2014-09. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules ("modified retrospective method"). The Group evaluated the available adoption methods, and chooses the modified retrospective transition method. Under the chosen method, the potential effect the implementation will have on its revenue streams and financial statements are as follows;

Variable consideration on quantity discount – Under 606-10-32-5 if the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer. Also under 606-10-32-8 an entity shall estimate an amount of variable consideration by using either of the following methods, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled:

a. The expected value—The expected value is the sum of probability-weighted amounts in a range of possible consideration amounts. An expected value may be an appropriate estimate of the amount of variable consideration if an entity has a large number of contracts with similar characteristics.

b. The most likely amount is the single most likely amount in a range of possible consideration amounts (that is, the single most likely outcome of the contract). The most likely amount may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes (for example, an entity either achieves a performance bonus or does not).

For customers in Europe, the Company provides credit notes in the following quarter if certain goals are achieved by the customer. Transaction price applicable for credit note to be provided in the future needs to be deferred. Furthermore, credit note provided to the customer based on the sales quantity, is variable consideration, and needs to be considered for determination of transition price. The entity expects the effect of these changes to decrease revenues by $0.6m based on the above assumptions being applied during 2017.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The amendments in this update are intended to simplify the presentation of deferred income taxes and require that deferred tax liabilities and assets be classified as noncurrent in a consolidated statement of financial position. The standard was retrospectively adopted by the Company on January 1, 2016. According to the Company retrospectively adopted the standard as of December 31, 2016, the line items current liabilities and non-current liabilities in our consolidated balance sheet would have been reduced and increased by $2.4 million respectively, as a result of reclassifying the current deferred tax liabilities.

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

In August 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments,” which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The ASU is effective for annual and interim periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04), “Simplifies Goodwill Impairment TestIntagibles, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In August 2017, the FASB issued Accounting Standards Update No. 2017-12 (ASU 2017-12), “Derivatives and Hedging”, – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02 (ASU 2018-02), “Income Statement – Reporting Comprehensive Income” – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of the Tax Act on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

	Year Ended December 31,
	2015(1)		2016		2017
	Hanwha Q CELLS		Hanwha Q CELLS		Hanwha Q CELLS
	($)	% of Net Revenues	($)	% of Net Revenues	($)	% of Net Revenues
	(In millions, except for percentages)
Consolidated Statement of Operations Data
Net revenues	1,800.8	100.0%	2,425.9	100.0%	2,188.9	100.0%
Cost of Revenues	1,466.8	81.5%	1,985.6	81.9%	1,944.1	88.8%
Gross profit	334.0	18.5%	440.3	18.1%	244.8	11.2%
Operating expenses:
Selling expenses	94.1	5.2%	120.1	5.0%	114.5	5.2%
General and administrative expenses	91.7	5.1%	78.2	3.2%	99.1	4.5%
Research and development expenses	48.3	2.7%	49.2	2.0%	24.0	1.1%
Restructuring charges	22.0	1.2%	0.7	0.0%	—	—%
Other income	—	—%	—	—%	(18.4)	-0.8%
Total operating expenses	256.1	14.2%	248.2	10.2%	219.2	10.0%
Operating income (loss)	77.9	4.3%	192.1	7.9%	25.6	1.2%
Interest expense	(66.9)	-3.7%	(54.5)	-2.2%	(44.9)	-2.1%
Interest income	10.9	0.6%	8.1	0.3%	4.9	0.2%
Foreign exchange gain (loss)	(23.6)	-1.3%	(3.5)	-0.1%	18.0	0.8%
Changes in fair value of derivative contracts	9.6	0.5%	(24.4)	-1.0%	(3.3)	-0.2%
Investment loss	(1.3)	-0.1%	—	—%	(0.2)	0.0%
Share of losses of equity method investments	(0.6)	0.0%	(0.9)	0.0%	(0.5)	0.0%
Reversal of litigation accruals	48.5	2.7%	—	—%	—	—%
Other income (expense), net	(0.6)	0.0%	6.3	0.3%	0.0	0.0%
Income (loss) before income taxes	53.9	3.0%	123.2	5.1%	(0.4)	0.0%
Income tax expenses (benefits)	10.1	0.6%	(4.3)	-0.2%	12.0	0.6%
Net income (loss)	43.8	2.4%	127.5	5.3%	(12.4)	-0.6%
Foreign currency translation adjustments	(34.6)	-1.9%	(59.8)	-2.5%	59.9	2.7%
Pension adjustments	—	—%	(0.3)	0.0%	(0.2)	0.0%
Comprehensive income (loss)	9.2	0.5%	67.4	2.8%	47.3	2.1%

(1)	Our results of operations for 2015 represent Q CELLS’ (but not Hanwha SolarOne’s) results of operations for the period from January 1, 2015 to February 5, 2015 and our consolidated results of operations for the period from February 6, 2015 to December 31, 2015 following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015.

2017 Compared to 2016

Net Revenues

Our net revenues decreased by 9.8% to $2,188.9 million for 2017 from $2,425.9 million for 2016 due to lower PV module ASPs. Global PV Module ASPs which averaged $ 0.53/Wp in the first half of 2016 declined sharply to $0.42/Wp in the second half of 2016, due to the global oversupply caused by a decrease in domestic demand in PRC. APS continued to decline steadily in 2017, resulting in a revenue decrease of $237.0 million year over year. This decrease in revenue was partially off-set by the increased shipment volumes from 4,583 MW in 2016 to 5,438 MW in 2017. In 2017, our major markets were the United States, China, India, Europe, Korea, and Japan, accounting for 80.4% of our total revenues, compared to 88.4% in 2016.

Cost of Revenues and Gross Profit

Our cost of revenues decreased by 2.1% to $1,944.1 million for 2017 from $1,985.6 million for 2016 due primarily to the reduction in raw material and processing costs. Wafers, which were on average priced around $0.75 per piece during 2016, traded for an average of $0.61 per piece during 2017, resulting in a 7% decrease our manufacturing costs.

Our gross profit decreased by 44.4% to $244.8 million for 2017 from $440.3 million for 2016 as ASP decline outpaced manufacturing cost reduction and we recognized a one-time loss in the amount of $39.2 million upon discontinuation of our wafer manufacturing operations. Our gross profit margin decreased to 11.2% for 2017 from 18.1% for 2016.

Selling Expenses, General and Administrative Expenses, Research and Development Expenses, and Restructuring Charges

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses decreased by 4.7% to $114.5 million for 2017 from $120.1 million for 2016, due to continued cost cutting efforts. Selling expenses as a percentage of our total net revenues increased slightly to 5.2% of our revenues in 2017 compared to 5.0% in 2016.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance for our administrative personnel, and bad debt expense. Our general and administrative expenses increased by 26.7% to $99.1 million for 2017 from $78.2 million for 2016, due primarily a one-time bad debt expense in the amount of $35.1 million. This one-time increase in general and administrative expenses was partially off-set by our continued cost cutting efforts. General and administrative expenses as a percentage of our total net revenues increased to 4.5% for 2017 from 3.2% for 2016.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses decreased by 51.2% to $24.0 million for 2017 from $49.2 million for 2016. Research and development expenses as a percentage of our total net revenues decreased to 1.1% for 2017 from 2.0% for 2016.

In 2017, we recognized other income in the amount of $18.4 million resulting from a sale of certain intellectual properties relating to the mass production of PERC cells to a third party, resulting in a one-time deduction to our operating expenses.

Operating Income

As a result of the foregoing, our operating income was $25.6 million for 2017, compared to $192.1 million for 2016. Our operating profit margin was 1.2% for 2017, compared to 7.9% for 2016.

Interest Income and Expense and Foreign Exchange Gain

We generated interest income of $4.9 million and incurred interest expense of $44.9 million for 2017, compared to interest income of $8.1 million and interest expense of $54.5 million for 2016. The decrease in interest expense was due to the repayment of higher interest-bearing debt instruments, a temporary repayment of loans, and decrease in parental guarantee fees.

We recorded foreign exchange gain of $18.0 million for 2017, compared to foreign exchange loss of $3.5 million for 2016, due primarily to increased U.S. dollar denominated assets resulting from increased shipments to the U.S., which helped reduce our over-sold U.S. dollar position.

Income Tax Expenses

Our income tax expense was $12.0 million for 2017 compared to an income tax benefit of $4.3 million in 2016. In 2016, we recognized a tax benefit primarily due to the derecognition of a $17.9 million due to expiration of the period of exclusion regarding an uncertain tax position in China.

Net Results of Operations

As a result of the cumulative effect of the above factors, we had a net loss of $12.4 million for 2017, compared to a net income of $127.5 million for 2016. Our net profit margin was -0.6% for 2017, as compared to 5.3% for 2016.

Other Comprehensive Income (Loss)

We recorded foreign currency translation adjustments of positive $59.9 million and pension adjustment of negative $0.2 million for 2017, compared to negative $59.8 million foreign currency translation adjustments and a negative $0.3 million pension adjustment for 2016. Other comprehensive losses in 2017 resulted from depreciation of CNY, EUR, and MYR against the US dollar. Such depreciation of functional currencies in our Chinese, German, and Malaysian subsidiary resulted in the recognition of other comprehensive losses resulting from currency translation adjustments.

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

Interest Income and Expense and Foreign Exchange Gain

We generated interest income of $8.1 million and incurred interest expense of $54.5 million for 2016, compared to interest income of $10.9 million and interest expense of $66.9 million for 2015. The decrease in interest expense was due to pay down of higher interest-bearing debt instruments and the decrease in commission rate of guarantee fee.

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

Other Comprehensive Income (Loss)

We recorded foreign currency translation adjustments of positive $59.9 million and pension adjustment of negative $0.2 million for 2017, compared to foreign currency translation adjustments of negative $59.8 million and pension adjustment of negative $0.3 million for 2016, compared to foreign currency translation adjustments of negative $34.6 million and pension adjustment of nil for 2015. Other comprehensive losses in 2017 resulted from depreciation of CNY, EUR, and MYR against the US dollar. Such depreciation of functional currencies in our Chinese, German, and Malaysian subsidiary resulted in the recognition of other comprehensive losses resulting from currency translation adjustments.

B. Liquidity and Capital Resources

We operate in an industry with significant financing requirements. Our principal sources of liquidity and capital have been:

•	cash generated by our operations;
•	proceeds from borrowings from banks; and
•	proceeds from securities offerings.
•	Our principal capital requirements or uses have been:
•	financing our capital expenditures; and
•	financing our working capital requirements.

We believe our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth a summary of our and Q CELLS’ cash flows for the periods indicated:

	Year Ended December 31,
	2015(1)	2016	2017
	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
	(In millions $)
Net cash provided by (used in) operating activities	250.6	137.4	(48.8)
Net cash provided by (used in) investing activities	(171.8)	(21.0)	(199.5)
Net cash provided by (used in) financing activities	(16.5)	117.2	17.4
Net increase (decrease) in cash and cash equivalents	62.3	233.6	(230.9)

(1)	Our cash flows for 2015 represent Q CELLS’ cash flows for the period from January 1, 2015 to February 5, 2015 and our cash flows for the period from February 6, 2015 to December 31, 2015.

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

Our net cash used in operating activities was $48.8 million for 2017, which was derived from net loss of $12.4 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net positive effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of $111.2 million, foreign currency exchange gain of $28.7 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of $141.8 million, were primarily comprised of:

•	a decrease of $16.9 million in deferred revenue due primarily to the increase in cash payments received from customers in advance of the delivery of our PV modules;
•	an increase of $123.3 million in trade accounts receivable;
•	a decrease of $23.6 million in inventories due primarily to the improvement in inventory controls; and
•	a decrease of $47.9 million in restricted cash due primarily to a decrease in cash provided to banks as collateral in relation to the purchase of raw materials and sale of goods and for our working capital financings.

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

Cash Flows from Investing Activities

Our net cash used in investing activities primarily consists of cash used for capital expenditures, net cash received from an acquisition and cash used in the acquisition of fixed assets.

Our net cash used in investing activities was $199.5 million for 2017, primarily consisting of $110.2 million of cash used in acquisition of fixed and intangible assets for capacity expansion and upgrades in our Malaysia and Chinese facilities and $13.0 million of cash received from repayment of loans by related parties.

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

Our capital expenditures amounted to $110.2 million in 2017 which were primarily used to fund on-going capital equipment enhancements in Malaysia and China, as well as entitled to substantially all of the economic interests of five holdings companies in Turkey, each of which owned special purpose vehicles, by means of a usufruct contract.

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

We expect that our capital expenditures will amount to approximately $90.3 million in 2018, which will be primarily used to fund on-going capital equipment upgrades in Malaysia and China and certain R&D activities. We plan to fund our capital expenditure and investment requirements with cash from operations, bank borrowings, proceeds from our securities offerings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Cash Flows from Financing Activities

Our net cash provided by (used in) financing activities primarily consists of proceeds from borrowings from banks, as offset by repayments of bank borrowings.

Our net cash provided by financing activities was $17.4 million for 2017. This was mainly attributable to repayment of bank borrowings of $447.9 million, partially offset by proceeds from borrowings from banks of $430.5 million.

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

As of December 31, 2017, we had long-term debt (including the current portion) of $731.0 million and short-term debt of $385.2 million. Our long-term debt consists mainly of long-term borrowings from commercial banks, a loan from the Malaysian government and long-term notes.

As of December 31, 2017, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of $385.2 million. Our short-term bank borrowings outstanding as of December 31, 2017 bore average interest rates of 4.09% per annum. These short-term bank borrowings have terms of one month to one year, and expire at various times throughout the year. Some of our short-term bank borrowings were secured by land use rights and building ownership.

As of December 31, 2017, we had long-term bank borrowings (including current portion) from various commercial banks with an aggregate outstanding balance of $593.2 million. The long-term bank borrowings outstanding as of December 31, 2017 bore an average interest rate of 3.33% per annum and had maturities ranging from 2018 through 2020. We expect to continue to rollover our bank borrowings when they become due. To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources. Certain bank borrowings were guaranteed by Hanwha Chemical. See Note 13 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2017, the principal amount of the Malaysian government loan was MYR 835,000,000 million ($205.3 million, translated at the rate of $0.2459 per one Malaysian Ringgit) and is repayable in installments from 2013 through 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027 and a fixed 2% interest through maturity. The fixed assets of Hanwha Q CELLS Malaysia were pledged as collateral and the loan was guaranteed by Hanwha Chemical. The book value of the Malaysian government loan as of December 31, 2017 was $137.8 million, which is approximately the fair value of the loan measured at an effective interest rate of 4.3% per annum.

As of December 31, 2017, we had cash and cash equivalents of $183.4 million. Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and have original maturities less than 90 days. As of December 31, 2017, we had restricted cash in the amount of $139.7 million, which represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for our use. The restriction on the use of restricted cash is generally expected to be released at the maturity of the underlying letter of credit facilities, notes payable and bank borrowings which range from three months to 12 months, unless the underlying liabilities are rolled over or a default occurs. As we expect to roll over most of the underlying short-term liabilities, we do not expect the total amount of restricted cash to change substantially in the foreseeable future. As of December 31, 2017, unused loan facilities for short-term and long-term borrowings amounted to $64.7 million.

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

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Following the acquisition of Q CELLS in February 2015, we were able to share best practices between the former SolarOne and Q CELLS and roll-out Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 207 highly trained researchers as of December 31, 2016. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional BSF cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Our research and development expenses were $23.1 million in 2017, $49.2 million in 2016 and $48.3 million in 2015.

As of the date of this annual report, we had been granted 92 patents and utility models and 49 applications for patents and utility models pending in China, 46 patents and 70 patent applications pending in Germany and 68 patents and 44 patent applications pending in other countries.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions $)
Long-term debt obligations(1)	896.8	294.3	400.4	2.5	199.6
Operating lease obligations	4.4	2.8	1.6	-	-
Commitments relating to the acquisition of fixed assets	28.9	28.9	-	-	-
Total	930.1	326.0	402.0	2.5	199.6

(1)	The long-term debt obligations represent the principals and the interests of (i) long-term bank borrowings, (ii) long-term notes and (iii) loan from the Malaysian government. Please see Note 13, “Borrowings”, and Note 19, “Long-Term Notes”, to our audited consolidated financial statements.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2017.

Name	Age	Position/Title	Term
Seong Woo Nam	60	Director, Chairman and Chief Executive Officer	December 2020
Jung Pyo Seo	51	Director and Chief Financial Officer	December 2020
Moon Seong Choi	47	Director and Senior Vice President of Corporate Planning	December 2019
Joo Yoon	47	Head of Sales Planning	December 2019
Seung Heon Kim	60	Independent Director	December 2019
Hyun Chul Chun	59	Independent Director	December 2019
Young S. Kim	67	Independent Director	December 2018

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

Mr. Moon Seong Choi is VP of Corporate Planning at Hanwha Q CELLS with responsibility for corporate level strategy, business planning and human resources. He joined Hanwha Group in 1996 and held positions in Hanwha Chemical Corp.’s Finance and Accounting teams and Hanwha Group’s Planning & Management Headquarters, where he played a critical role in developing mid- to long-term strategies for the Group. Mr. Choi was also instrumental in numerous high-profile M&A deals and brings to the board his experiences as the Head of Planning for Hanwha Chemical’s polysilicon business and the Head of Q CELLS’ Southeast Asia sales. He received his bachelor’s degree in Business from Korea University, Seoul, Korea in 1993 and his MBA at Seoul National University, Seoul, Korea in 2017.

Mr. Joo Yoon is currently Head of Global Sales Planning as well as Product Management & Marketing at Hanwha Q CELLS. He joined Hanwha Group in 1996 and held positions at the EVA and Overseas Business Teams at the former Hanwha L&C Corporation, where he took part in overseas sales of PV components and electronic materials. He also led the Business Innovation Team as Head of the Business Innovation Task Force at Hanwha L&C, after which he held positions as the Head of PV System Sales at Hanwha Q CELLS Japan Co., Ltd. for four years. Mr. Yoon brings a diverse skillset to the Company, which encompasses the fields of engineering, product management, marketing/sales, and corporate innovation. He received his bachelor’s degree in Chemical Engineering from Kyung Hee University, Seoul, Korea in 1996.

Mr. Seung Heon Kim has served as our independent director since January 2016 and is a vice president at the Defense Acquisition Program Institute, a non-profit organization licensed by the Defense Acquisition Program Administration, where Mr. Kim served as Director General of Cost Accounting and Verification Group from August 2011 to August 2013. He also served as a non-executive member of the board of directors of the Korea Consumer Agency, a public institution established under the Fair Trade Commission, from 2013 to 2015. From 1988 to 2011, Mr. Kim held several positions at Samil PricewaterhouseCoopers, including as audit partner, where he led audit services to a broad range of Korean and multinational companies in a variety of industries. Mr. Kim is a certified public accountant licensed in Korea and California and has spent over 30 years holding accounting and audit related positions. He received both his BA and MBA degrees from Seoul National University in Korea.

Mr. Hyun Chul Chun has served as our independent director since January 2016 and has been a managing partner at Saesidae Accounting Corporation, which he joined in April 2014. He is also a member of the board of directors and audit committee of Aekyung Industry Co., Ltd., and a part-time auditor of Unicef Korea. From 1994 to 2014, he held several positions at Deloitte Anjin LLC, including as audit partner and dean of Deloitte Academy. Mr. Chun is a certified public accountant licensed in Korea and has spent over 30 years holding accounting and audit related positions. He received both his BA and MBA degrees from Yonsei University in Korea.

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

B. Compensation

Compensation

In 2017, we paid aggregate cash compensation of approximately $1.8 million to our directors and executive officers. For equity incentive awards such as incentive stock options and non-statutory stock options granted to officers and directors, see “—2007 Equity Incentive Plan.”

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

2007 Equity Incentive Plan

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. Following the termination of the 2007 equity incentive plan, we adopted the 2018 equity incentive plan providing for the grant of shared based compensations to our employees.

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

Name	ADSs Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		($/ADS)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Moon Seong Choi	—	—	—	—
Joo Yoon	—	—	—	—
Seung Heon Kim	—	—	—	—
Hyun Chul Chun	—	—	—	—
Young S. Kim	—	—	—	—
Other individuals as a group	1,138	67.2	Oct. 16, 2008	Oct. 15, 2018
	100	67.2	Mar. 17, 2009	Mar. 16, 2019
	400	37.1	Apr. 28. 2009	Apr. 27. 2019
	4,676	68.6	Dec. 3, 2009	Dec. 2, 2019
	750	74.8	Jun. 28, 2010	Jun. 27, 2020
Total	7,064

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of the date of this annual report.

Name	ADSs Underlying Granted Restricted Stock Units	Date of Grant	Date of Vesting

Seong Woo Nam	—	—	—
Jung Pyo Seo	861	Mar. 1, 2015	Mar. 1, 2016
Moon Seong Choi	—	March 1, 2015
Joo Yoon	—	—
Seung Heon Kim	—	—
Hyun Chul Chun	—	—
Young S. Kim	—	—
Other individuals as a group	2,000	Nov. 30, 2007	Nov. 30, 2007
	750	Jan. 1, 2008	Jan. 1, 2008
	750	Jan. 1, 2009	Jan. 1, 2009
	1,500	Jan. 1, 2010	Jan. 1, 2010
	1,500	Jan. 1, 2011	Jan. 1, 2011
	1,200	Feb. 28, 2011	Feb. 28, 2011
	4,500	May 31, 2011	May 31, 2011
	4,312	Nov. 29, 2011	Nov. 29, 2011
	1,500	Jan. 1, 2012	Jan. 1, 2012
	2,250	Apr. 30, 2012	Apr. 30, 2013
	3,000	Jan. 1, 2013	Jan. 1, 2013
	3,000	Jan. 1, 2014	Jan. 1, 2014
	11,579	Aug. 1, 2014	Feb. 1, 2015
	15,720	Aug. 1, 2014	Aug. 1, 2017
	3,000	Jan. 1, 2015	Jan. 1, 2015
	32,792	Mar. 1, 2015	Mar. 1, 2016
	1,500	Jan. 1, 2016	Jan. 1, 2016
	27,506	Mar. 1, 2016	Mar. 1, 2017
	55,184	March 1, 2017	Mar. 1, 2018
Total	174,404

—	No restricted stock units have been granted to such person.

C. Board Practices

Directors’ Term and Directorship Period as of filing date

Name	Appointed	Term Expiration	Period in Office
Seong Woo Nam	December 2014	December 2020	3 years and 5 month
Jung Pyo Seo	December 2014	December 2020	3 years and 5 month
Moon Seong Choi	November 2017	December 2019	6 months
Joo Yoon	November 2017	December 2019	6 months
Seung Heon Kim	December 2015	December 2019	2 years and 5 months
Hyun Chul Chun	December 2015	December 2019	2 years and 5 months
Young S. Kim	December 2016	December 2018	1 years and 5 months

Committees of the Board of Directors

Audit Committee

Name	Appointed	Term Expiration	Period in Office
Seung Heon Kim	January 2016	December 2019	2 years and 4 months
Hyun Chul Chun	January 2016	December 2019	2 years and 4 months
Young S. Kim	January 2017	December 2018	1 year and 4 months

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

Compensation Committee

Name	Appointed	Term Expiration	Period in Office
Seung Heon Kim	January 2016	December 2019	2 years and 4 months
Hyun Chul Chun	January 2016	December 2019	2 years and 4 months
Young S. Kim	January 2017	December 2018	1 year and 4 months

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

Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;
•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;
•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Name	Appointed	Term Expiration	Period in Office
Seung Heon Kim	January 2016	December 2019	2 year sand 4 months
Hyun Chul Chun	January 2016	December 2019	2 years and 4 months
Young S. Kim	January 2017	December 2018	1 year and 4 months
Jung Pyo Seo	April 2014	December 2019	4 years and 1 month

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

D. Employees

The following table sets forth the number of our full-time employees by function as of December 31, 2015, 2016 and 2017.:

	As of December 31,
	2015	2016	2017
	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
Manufacturing and engineering	7,792	6,294	5,718
General and administration	783	536	609
Quality control	557	541	483
Research and development	386	308	363
Purchasing and logistics	147	148	177
Marketing and sales	240	176	160
Total	9,905	8,003	7,510

The following table sets forth the number of our full-time employees by geographic location as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	Hanwha Q CELLS	Hanwha Q CELLS	Hanwha Q CELLS
China	6,555	5,290	4,626
Germany	448	395	397
Malaysia	1,887	2,150	2,309
Korea	795	90	95
Others	220	78	83
Total	9,905	8,003	7,510

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans by the Group in 2017 was $14.4 million.

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

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2017, options to purchase 353,200 ordinary shares were granted and outstanding, and restricted stock units equivalent to 2,909,500 ordinary shares were scheduled to vest in March 1, 2018. Both types of stock awards were granted under the 2007 Equity Incentive Plan.

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

In connection with the relocation of our manufacturing facilities, we have restructured our workforce in Germany. The production transfer to other sites and the corresponding restructuring has led to a reduction of the workforce in Germany by approximately 550 positions. We continue to maintain approximately 450 jobs in Germany. In February 2015, we have reached an agreement with the works council representing the employees in Germany on the terms and conditions of the restructuring program. In 2016, we incurred approximately $0.7 million of restructuring cost, including termination payments, in connection with the restructuring. In 2017, we incurred no restricting costs. In comparison, we incurred $22.0 million for 2015 in connection with our restructuring including discontinuation of commercial production in Germany. Due to the restructuring of our workforce, we may be subject to disputes with our former employees and the related cost could have a material adverse effect on our business and results of operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 20, 2018, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Seong Woo Nam	—	—
Jung Pyo Seo	—	—
Moon Seong Choi	—	—
Joo Yoon	—	—
Hyun Chul Chun	—	—
Young S. Kim	—	—
Steve Kim	—	—

Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(3)	3,910,394,773	94.0%

—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this annual report.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of shares beneficially owned by each listed person as of March 31, 2018. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of March 31, 2018. Percentage of beneficial ownership of each listed person is based on 4,162,038,802 ordinary shares outstanding as of March 31, 2018, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report. This number excludes: (i) the remaining 401,408 ADSs which were issued to facilitate our convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of $0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 10,136 ADSs (representing 506,800 ordinary shares) which have been reserved by our company as of March 31, 2018 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares would be 4,182,607,925 if those numbers mentioned above are to be included.

(3)	Held 3,903,989,723 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of $0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 128,101 ADSs (representing 6,405,050 ordinary shares) as of March 31, 2016. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Hanwha Corporation together with its affiliates hold approximately 36.30% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.05% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar.

As of April 19, 2018, 5,221,959 ADSs, were held in the form of ADSs in the United States by 38 record holders, among which 35 record holders were U.S. holders.

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

In the first quarter of 2017, we sold certain intellectual properties to Hanwha Q CELLS Korea and received EUR 16.3 million ($18.4 million) in exchange.

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

Equity Incentive Plan

See “Item 6.B. Compensation—2007 Equity Incentive Plan.”

Material Transactions with Certain Shareholders and Affiliated Companies

A summary of our material transactions with related parties is set forth below. In addition, see Note 26 to our audited consolidated financial statements included elsewhere in this annual report for a description of material transactions with related parties.

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

Transactions with Hanwha Corporation

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, and it is engaged in the global trading business, among others. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Corporation, which then resells the PV modules purchased from us to system integrators and third-party distributors in various markets. We also purchase (and, historically, both Q CELLS and Hanwha SolarOne purchased) raw materials, primarily polysilicon and silver paste, from Hanwha Corporation. In 2017, 2016 and 2015, our sales to Hanwha Corporation amounted to nil, $38.7 million and $117.5 million, respectively, and our purchase of raw materials from Hanwha Corporation amounted to nil, $259.8 million and $306.7 million, respectively.

As of December 31, 2017 and 2016, we had amounts due to Hanwha Corporation of $6.6 million and $27.5 million, respectively, which primarily consisted of accounts payable related to purchases of raw materials, and amounts due from Hanwha Corporation of $2.2 million, and nil, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS USA Corp.

Hanwha Q CELLS USA Corp. is a wholly-owned subsidiary of Hanwha Q CELLS Americas Holdings Corp., an indirect subsidiary of Hanwha Corporation, and primarily engages in the sale and distribution of PV products and PV downstream business in the United States. Hanwha Q CELLS Americas Holdings Corp. is not our consolidated subsidiary. We sell (and, historically, Q CELLS sold) PV modules to Hanwha Q CELLS USA Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in the United States. Our sales to Hanwha Q CELLS USA Corp. in 2017, 2016 and 2015 amounted to $109.8 million, nil and $139.7 million, respectively. In 2017, 2016 and 2015, we also purchased PV modules from Hanwha Q CELLS USA Corp. for the amounts of $0.2 million, nil and $20.4 million, respectively.

As of December 31, 2017 and 2016, we had amounts due from Hanwha Q CELLS USA Corp. of $74.6 million and $20.8 million, respectively, which primarily consisted of accounts receivable/payable related to sales of PV modules.

Transactions with Hanwha Q CELLS Japan Co., Ltd.

Hanwha Q CELLS Japan Co., Ltd. is a direct subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Japan. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Q CELLS Japan Co., Ltd., which then resells the PV modules purchased from us to system integrators and third-party distributors in Japan. Our sales to Hanwha Q CELLS Japan Co., Ltd. in 2017, 2016 and 2015 amounted to $143.9 million, $284.0 million and $193.4 million, respectively.

As of December 31, 2017 and 2016, we had amounts due from Hanwha Q CELLS Japan Co., Ltd. of $28.5 million, and $33.4 million, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Korea Corp.

Hanwha Q CELLS Korea Corp. is a direct subsidiary of Hanwha General Chemical Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Korea. We sell (and, historically, both Q CELLS and Hanwha SolarOne sold) PV modules to Hanwha Q CELLS Korea Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Korea. Our sales to Hanwha Q CELLS Korea Corp. in 2017, 2016 and 2015 amounted to $153.5 million, $105.5 million and $76.5 million, respectively.

As of December 31, 2017 and 2016, we had amounts due from Hanwha Q CELLS Korea Corp. of $54.4 million, and $43.9 million, respectively, which primarily consisted of accounts receivable related to sales of PV modules.

On March 31, 2017, the Group entered into a sale agreement with Hanwha Q CELLS Korea Corp. to sell certain intellectual properties to Hanwha Q CELLS Korea Corp. for proceeds of USD $18.4 million.

Transactions with Hanwha Chemical

Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, has guaranteed certain borrowings and notes of us (and, historically, both Q CELLS and Hanwha SolarOne), which have paid guarantee fees to Hanwha Chemical. As of December 31, 2017 and 2016, the amount of our bank borrowings guaranteed or jointly guaranteed by Hanwha Chemical amounted to $868.3 million and $789.7 million, respectively. In 2017, 2016 and 2015, we purchased raw materials from Hanwha Chemical for the amounts of $56.7 million, $53.7 million and $35.6 million, respectively.

Transactions with Hanwha Advanced Materials Corp.

Hanwha Advanced Materials Corp. is a wholly-owned subsidiary of Hanwha Chemical that engages in the manufacturing of various automotive and electronics materials, and is not our consolidated subsidiary. We purchase (and, historically, both Q CELLS and Hanwha SolarOne purchased) raw materials from Hanwha Advanced Materials Corp. Our purchase of raw materials from Hanwha Advanced Materials Corp. in 2017, 2016 and 2015 amounted to $19.3 million, $43.4 million and $47.3 million, respectively.

As of December 31, 2017 and 2016, we had amounts due to Hanwha Advanced Materials Corp. of $7.5 million, and $7.3 million, respectively, which primarily consisted of accounts payable related to purchases of raw materials.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Litigations and Arbitrations

On July 26, 2012, Hanwha SolarOne Hong Kong, Limited brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. (collectively, “Hoku”), one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku never made any delivery of polysilicon, and failed to return a $49 million prepayment to us. Hoku Corporation and Hoku Materials, Inc. each filed a Chapter 7 Petition in the Bankruptcy Court of Pocatello, Idaho (the “U.S.’ Bankruptcy Court”) on July 2, 2013. In the summer of 2015, Hoku Corporation’s Chapter 7 Trustee initiated approximately 175 adversary proceedings against Hoku Materials, Inc.’s vendors and suppliers seeking to avoid the payments made to them by Corporation as constructively fraudulent transfers.  In an apparent response to these claims, many of the vendor-defendants have asked the Court to substantively consolidate the bankruptcy cases and estates of Hoku Corporation and Hoku Materials, Inc. Due to the nominal amount, Hanwha SolarOne Hong Kong, Limited, purposefully opted out to participate in the substantive consolidation proceedings. On October 24, 2017, the U.S. Bankruptcy Court granted a request to withdraw from the case.

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our operating margins. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC contractor, to pay a total amount of RMB92 million ($14.2 million) including, among other things, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of approximately RMB187 million ($28.9 million) for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million ($12.1 million) plus interests for late payment at the rate of 8.33% per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award, and two days later Guangdong Heyuan Court ordered Guo Hua to perform its obligations under the arbitral award. Guo Hua failed to do so. On December 7, 2015, Guangdong Heyuan Court ordered the evaluation and auction of Guo Hua’s assets to enforce the arbitral award. As of the date of this annual report, the evaluation is still on-going. We claimed that Guo Hua’s shareholders shall be held jointly liable for a part of the arbitral award. As a result, the Court found that the shareholders are jointly liable for the total of RMB 73.9 million (approximately $11.7 million). The shareholders appealed. We have collected RMB 1.1 million so far.

On September 30, 2014, a European customer initiated arbitration proceedings against Hanwha Q CELLS Qidong, one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from Hanwha Q CELLS Qidong between 2009 and 2011 were defective. As November 8, 2017 the LCIA Court dismissed the above-reference arbitration upon its receipt and review of the letter informing that the Parties have reached a settlement. In accordance with Article 26.8 of the LCIA Arbitration Rules (1998), the LCIA Court informed Hanwha Q CELLS Qidong that the Arbitration has been discharged and that the arbitration proceedings have been concluded and dismissed with prejudice.

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

As a result of a petition filed on October 9, 2012 by U.S. producers of solar crystalline silicon PV cells, or solar panels, on December 7, 2012, the USDOC, published an Antidumping Duty Order and a Countervailing Duty Order on solar panels imported from China. Consequently, imports of solar panels from Hanwha Q CELLS Qidong are subject to a combined effective anti-dumping and countervailing duty deposit rate of 29.18%, of which 15.24% is attributable to the countervailing duty. Imports of solar panels from Hanwha Q CELLS Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an anti-dumping duty of 239.42% and a countervailing duty of 15.24%.

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

In connection with the USDOC’s anti-dumping investigation of subject CSPV products from China, the USDOC applied an anti-dumping duty deposit rate of 52.13% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s Anti-Dumping Investigation of subject CSPV products from Taiwan, the USDOC applied an anti-dumping duty deposit rate of 19.50% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the Countervailing Investigation and Final Order, the USDOC applied a countervailing duty deposit rate of 38.43% to Hanwha Q CELLS Qidong and Hanwha Q CELLS Hong Kong as an “all-other” company. In 2017, as a result of the decision by the United States Court of International Trade (CIT) in the case of Changzhou Trina Solar Energy Co., Ltd, Et al. v. United States (Consol. Court No. 15-00068) (September 8, 2017), USDOC applied a countervailing duty deposit rate of 33.58%, a changed rate down from 38.43%.

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

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit our export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce for Import and Export of Machinery and Electronic Product of China was responsible for allocating the quota between PV companies and Hanwha SolarOne was allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 225.73 MW of modules and 5.22 MW of cells in 2015. The duties were imposed for a period of two years and remained in force while the European Commission carried out an expiry review and other reviews published on December 5, 2015. On March 3, 2017, the European Commission finished the expiry review and concluded that the undertaking and the duties will remain in place for another 18 months. On October 1, 2017, the European Commission introduced a new minimum import price scheme (MIP). This new MIP foresees a quarterly reduction of the minimum import price until September 2018. The MIP would phase out in September 2018 unless European manufactures (EU Prosun) request an expiry review until June 3 2018. In case of such request the European Commission will have 3 months to decide whether or not to open an expiry review. If the European Commission proceeds to launch an expiry review, the minimum import price remains in place for another 12 months.

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

On July 21, 2017, Indian Solar Manufacturers Association filed an application before the Directorate of Anti-Dumping & Allied Duties (DGAD) for initiation of anti-dumping investigation and imposition of anti-dumping duties concerning imports of “Solar Cells whether or not assembled in Modules or Panels or on glass or some other suitable substrates” originating in or exported from People’s Republic of China (PRC), Taiwan, and Malaysia.” On September 5, 2017, a Questionnaire Response and MET Response have been filed on behalf of Hanwha Q CELLS (Qigong) Co., Ltd., Hanwha Q CELLS Malaysia Sdn. Bhd. and Singaporean exporter. In November 2017, on-site verification in China and Singapore has been completed, and the public hearing was held on December 12, 2017. Thereafter, the petitioners submitted the termination request to DGAD on February 27, 2018, which, DGAD accepted the request to terminate the anti-dumping investigation pursuant to Rule 14(a) of the Anti-Dumping Rules (“The designated authority shall, by issue of a public notice, terminate an investigation immediately if (a) it receives a request in writing for doing so from or on behalf of the domestic industry affected, at whose instance the investigation was initiated”).

On November 28, 2017, India Solar Manufacturers Association Safeguard investigation concerning imports of “Solar Cells whether or not assembled in Modules or Panels” into India (“Product under Consideration/PUC”) to protect the Domestic Industry of like and directly competitive products against serious injury or threat of serious injury caused by their increased imports. On December 19, 2017, a safeguard investigation was initiated on the PUC. On January 5, 2018, Preliminary Findings were announced by the designated authority stating that: (i) domestic industry (DI) continues to suffer a serious injury and are facing further threat of serious injury; (ii) a provisional Safeguard Duty is to be imposed at the rate of 70% ad valorem on the imports of the PUC from all countries with the exception of the developing countries for a period of 200 days and (iii) People’s Republic of China (PRC) and Malaysia are not included in the exception of the developing countries. Hanwha Q CELLS (Qidong) Co., Ltd. has been selected as part of the CCCME committee in PRC which is established for the purpose of joint-defense against safeguard investigation.

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

B. Significant Changes

There have been no significant changes since December 31, 2017, the date of the annual consolidated financial statements in this annual report.

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

The ADSs, each representing fifty of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HQCL.”

In 2017, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of $6.17 per ADS to a high of $9.52 per ADS, as adjusted retrospectively to reflect the current ratio of the ADSs to ordinary shares of one ADS representing fifty ordinary shares effective as of June 15, 2015.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Market for the periods indicated, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015 for all periods presented.

	Sales Price
	High	Low
Annual High and Low
2013	57.00	8.60
2014	42.40	10.50
2015	28.87	7.70
2016	22.66	7.50
2017	9.52	6.17
Quarterly High and Low
First Quarter 2016	22.66	13.69
Second Quarter 2016	15.75	10.81
Third Quarter 2016	15.33	10.35
Fourth Quarter 2016	12.22	7.50
First Quarter 2017	9.52	6.70
Second Quarter 2017	7.45	6.17
Third Quarter 2017	9.22	6.52
Fourth Quarter 2017	9.05	7.02
Monthly Highs and Lows
October 2017	8.39	7.45
November 2017	9.05	7.51
December 2017	7.66	7.02
January 2018	7.59	7.11
February 2018	8.67	7.06
March 2018	8.48	7.34
April 2018 (through April 20, 2018)	7.75	7.20

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on December 18, 2006. The amended and restated memorandum and articles of association became effective on December 26, 2006. Our shareholders adopted some further amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 21, 2011. Such amendments include our name change, the increase of our authorized share capital from $50,000 to $100,000 and the deletion of the requirement of prior majority shareholder approval for issuance of shares in an amount equal to or more than 20% of all the shares issued and outstanding. Our shareholders adopted amendments to our amended and restated memorandum and articles of association by special resolutions passed at an extraordinary general meeting on February 4, 2015 and effective on February 6, 2015. The adopted Second Amended and Restated Memorandum of Association included our name change to “Hanwha Q CELLS Co., Ltd.”, the increase of our authorized share capital from $100,000 to $700,000 and the following provisions, among others:

•	our board of directors to consist of not less than five and not more than ten directors (exclusive of alternate directors);
•	directors are elected at the annual general meeting and hold the office for a term as specified in the resolution that appointed them or if no such term is specified then they hold the office until they are removed from office by ordinary resolution or by unanimous written consent of all the shareholders; If for any cause, the directors shall not have been elected at an annual general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting;
•	so long as our ADSs are listed or quoted on Nasdaq, we will establish and maintain an audit committee as a committee of the board of directors satisfying the following criteria:

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This discussion is not a complete description of all tax considerations that may be relevant. Further, it applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and use the U.S. dollar as their functional currency. This section does not address state, local, or foreign tax considerations that may be applicable, the Medicare Contribution tax on net investment income, or any U.S. federal estate or gift tax consequences, and does not address tax considerations applicable to U.S. Holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting;
•	a bank or other financial institution;
•	a regulated investment company or real estate investment trust;
•	an insurance company;
•	a retirement plan;
•	certain former citizens or residents of the United States;
•	a tax-exempt organization;
•	a person that holds the ADSs or ordinary shares as part of a hedge, integration, straddle or conversion transaction for tax purposes;
•	a person that enters into “constructive sales” involving ADSs or ordinary shares or substantially identical property;
•	a person liable for the alternative minimum tax; or
•	a person that directly, indirectly or constructively owns 10% or more of our stock, by vote or value

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive dividends) to you with respect to the ADSs or ordinary shares, including the amount of any taxes withheld therefrom, generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend. The dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs are. We do not, however, expect our ordinary shares that are not represented by ADSs to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2017, and we do not currently expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2018, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our consolidated financial results and financial position may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Korean Won, Japanese Yen, and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Japanese Yen and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in different currencies.

We have entered into foreign currency derivative contracts to manage risks principally associated with foreign currency fluctuations for our sales contracts denominated in Japanese Yen, Australian dollar, the Euro, and the Canadian Dollar. As of December 31, 2017, we had outstanding cross-currency exchange rate contracts to deliver JPY 1,328.7 million, AUD 17.7 million, EUR 5.8 million, $ 2.8 million, and CAD 0.7 million and receive $33.0 million and JPY 307.9 million and interest rate swap contracts with notional amount of $397.0 million in which the Company pays fixed interest and receives variable interest.

 The estimated impact on our income (loss) before income taxes for 2017, from our holdings of assets and liabilities denominated in foreign currencies as of December 31, 2017, of a 1% change in U.S. dollar exchange rates against the specified currencies, assuming that all other variables remain constant and ignoring any impact on forecasted sales and purchases, is as follows:

	For the Year Ended December 31, 2017
	1% depreciation of $	1% appreciation of $
	(In millions $)
Renminbi	2.3	(2.3)
Euro	-	-
Korean Won	0.3	(0.3)
Malaysian Ringgit	(0.2)	0.2

Interest Rate Risk

Our exposure to interest rate risks relates to interest expense incurred in connection with short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. We have entered into interest rate swap agreements to manage risk with respect to our floating interest rate debt. As of December 31, 2017, we had an outstanding interest rate swap contract with notional amount of $440.2 million, under which we agreed to pay fixed interest rate rather than floating rate. We estimate the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

In 2017, if interest rates on our floating interest rate borrowings outstanding as of December 31, 2017 had been 1% point higher or lower with all other variables held constant, it would have had the following impact on our income (loss) before income tax:

	For the Year Ended December 31, 2017
	1% point decrease in interest rate	1% point increase in interest rate
	(In millions $)
Impact on Income (Loss) Before Income Tax	10.2	(10.2)

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

The depositary has agreed to reimburse us annually for our expenses incurred in connection with ADR program. The amount of such reimbursements is subject to certain limits, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2017, we did not receive any reimbursement from the depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure controls and procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Our Management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2017. As a result of the material weaknesses described below, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were not effective at the reasonable assurance level.

Management’s annual report on internal control Over financial reporting

The Board of Directors and Management of Hanwha Q CELLS Co., Ltd. are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our auditors identified material misstatements in the bad debt provision, disposal of the wafer business and accounting for Hanwha Q CELLS Güneş Enerjisi A.Ş (‘HQCT’) variable interest entities (‘VIE’) caused by the following deficiencies:

-     We did not effectively operate our controls over evaluating the existence of and determining the amount of the bad debt provision in China.

-     We did not effectively operate our controls over the performance and review of accounting analysis over disposal of the wafer business and accounting for VIEs of HQCT. We did not effectively operate our controls over the financial statement presentation and disclosures of the aforementioned transactions.

We have concluded that these deficiencies in the operation of our internal controls constituted material weaknesses and accordingly that our internal control over financial reporting was ineffective as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young Han Young, the independent registered public accounting firm that audited the financial statements included in this annual report.

Remediation plans

We are currently working to remediate the material weaknesses described above. We will carry out the following specific procedures to address the weaknesses identified.

-     The company will train its financial accounting team on accounting standards by increasing the frequency of trainings (training sessions will be held at least quarterly to keep the finance team apprised of accounting developments) and by involving financial experts (outside advisers will be hired as needed to ensure complex technical matters and new accounting standards are understood). In doing so, it is intended to enable accounting personnel to make appropriate decisions in respect of the accounting and disclosure for unusual and complex transactions, in accordance with US GAAP and that the Company appropriately documents its conclusions in technical accounting memos, referencing the appropriate accounting standards.

-     Related to the specific balances that still remain unreserved, the company will continue to monitor these receivables and assess the value of the pledged collateral. The Company (i) will establish controls over the process of setting a time line for the details of the litigation proceedings and obtaining security arrangements in relation to uncollected accounts receivables in China, and will receive reports through the asset valuation representative and the legal representative. The design of these controls are intended to monitor compliance with the Group’s collection terms and conditions in China, and that accurate levels of bad debt reserves are provided for; and (ii) plans to increase the number of people involved in the collection and evaluation of the debt collection for more effective review of the process.

-     We will execute additional measures to address potential control deficiencies or modify the remediation plan described above and will continue to review and make necessary changes to the overall design and operation of our internal controls. We believe these measures, once implemented and operated for a sufficient period of time, will remediate the control deficiencies identified and strengthen our internal control over financial reporting.

Report of the independent registered public accounting firm

Ernst & Young Han Young has audited and reported the results of its audit of the effectiveness of Hanwha Q CELLS Co., Ltd. internal control over financial reporting as of December 31, 2017, in "Item 18. Financial Statements".

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Hanwha Q CELLS Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Hanwha Q CELLS Co., Ltd.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Hanwha Q CELLS Co., Ltd. (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses have been identified and described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income or less, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report dated April 27, 2018, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Han Young
Seoul, the Republic of Korea
April 27, 2018

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

	Year Ended December 31,
	2016	2017
	($)	($)
Accountant	EY Korea	EY Korea
Audit fees(1)	718,000	932,000
Audit-Related fees(2)	—	—
Tax fees(3)	183,543	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual consolidated financial statements and our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-Related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under Audit fees.
(3)	“Tax fees” means the aggregated fees for services rendered in connection with technical tax advice.
(4)	“All other fees” means the aggregated fees for other services rendered including legal and translation services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by EY Korea, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

ITEM 18 FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

Audited Consolidated Financial Statements of Hanwha Q CELLS Co., Ltd.

•	Reports of Independent Registered Public Accounting Firms
•	Consolidated Balance Sheets as of December 31, 2016 and 2017
•	Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2015, 2016 and 2017
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017
•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2015, 2016 and 2017

ITEM 19 EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.2	Form of Amended and Restated Memorandum and Articles of Association of Solarfun Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

1.3	Amended and Restated Memorandum and Articles of Association of Hanwha SolarOne Co., Ltd., as adopted by Special Resolution passed on December 18, 2006 and effective on December 26, 2006, as amended by Special Resolution passed on February 21, 2011 (incorporated by reference to Exhibit 1.3 from our 20-F annual report (File No. 001-33208), as amended, initially filed with the Commission on June 3, 2011)

1.4	Second Amended and Restated Memorandum and Articles of Association of Hanwha Q CELLS Co., Ltd., as amended by Special Resolution passed on April 6, 2015. (incorporated by reference to Exhibit 1.4 from our 20-F annual report (File No. 001-33208) filed with the Commission on April 17, 2015)

2.1	Form of Certificate for Ordinary Shares of Hanwha Q CELLS Co., Ltd. (incorporated by reference to Exhibit 2.1 from our 20-F annual report (File No. 001-33208) filed with the Commission on April 17, 2015)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.3	Amended and Restated Deposit Agreement, among Hanwha SolarOne Co., Ltd., the depositary and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 2.3 from our 20-F annual report (File No. 001-33208) filed with the Commission on April 17, 2015)

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 from our Form S-8 registration statement (File No. 333-147644), as amended, initially filed with the Commission on November 27, 2007)

4.3	Form of Employment Agreement between Solarfun Power Holdings Co., Ltd. and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

4.4	Shareholder Agreement between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated December 8, 2014 (incorporated by reference to Exhibit 99.3 from Form 6-K (File No. 001-33208) submitted with the Commission on December 8, 2014)

4.6	Share Purchase Agreement among Hanwha Solar Holdings Co., Ltd., Hanwha SolarOne Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd., dated December 8, 2014 (incorporated by reference to Exhibit 99.2 from Form 6-K (File No. 001-33208) submitted with the Commission on December 8, 2014)

4.7	Share Issuance and Repurchase Agreement between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd. dated September 16, 2010 (incorporated by reference to Exhibit 99.3 from Form 6-K (File No. 001-33208) submitted with the Commission on November 9, 2010)

4.8	Amendment No. 1, dated November 12, 2013, to the Share Issuance and Repurchase Agreement, dated as of September 16, 2010 by and among Hanwha SolarOne Co., Ltd., and Hanwha Solar Holdings Co., Ltd. (incorporated by reference to Exhibit 99.3 from Form 6-K (File No. 001-33208) submitted with the Commission on November 14, 2013)

8.1*	Subsidiaries of Hanwha Q CELLS Co., Ltd.

11.1	Code of Business Conduct and Ethics of Hanwha Q CELLS Co., Ltd. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139258), as amended, initially filed with the Commission on December 11, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young Han Young

15.2*	Consent of Independent Registered Public Accounting Firm Ernst & Young Hua Ming LLP

15.5*	Letter from Ernst & Young Hua Ming LLP regarding Item 16F of this annual report

101*	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2016 and 2017; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANWHA Q CELLS CO., LTD.

/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and Chief Executive Officer

Date: April 27, 2018

Hanwha Q CELLS Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders

Hanwha Q CELLS Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hanwha Q CELLS Co., Ltd. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income or loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Hanwha Q CELLS Co., Ltd. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2018 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Han Young

We have served as the Company’s auditor since 2016.

Seoul, the Republic of Korea

April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders

Hanwha Q CELLS Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Hanwha Q CELLS Co., Ltd.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Hanwha Q CELLS Co., Ltd. (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses have been identified and described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income or loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report dated April 27, 2018, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea

April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders

Hanwha Q CELLS Co., Ltd.

We have audited the accompanying consolidated statements of operations and comprehensive income or loss, changes in stockholders’ equity, and cash flows of Hanwha Q CELLS Co., Ltd. (the “Company”) for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 27, 2016

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(in millions of US dollars except share data)

		As of December 31,
	Note	2016	2017

Assets
Current assets:
Cash and cash equivalents		390.0	183.4
Restricted cash		116.8	139.7
Accounts receivable (net of allowance for doubtful accounts of $22.3 and $61.3 as of December 31, 2016 and 2017, respectively)	5	321.4	338.0
Notes receivable	5	6.7	25.7
Inventories	6	317.6	293.6
Advance to suppliers – net	7	25.5	41.2
Derivative contracts	18	0.4	0.5
Amount due from related parties	26	96.6	161.7
Other current assets -net	8	55.6	68.3

Total current assets		1,330.6	1,252.1

Non-current assets:
Fixed assets – net	9	755.5	837.6
Intangible assets – net	10	16.6	32.0
Land use rights – net	11	47.9	49.0
Goodwill	3	1.1	8.6
Long-term investments	12	20.7	47.6
Amount due from related parties	26	6.6	5.6
Deferred tax assets – net	24	6.1	9.1
Other non-current assets		24.0	21.0

Total non-current assets		878.5	1,010.5

Total assets		2,209.1	2,262.6

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	13	377.4	385.2
Long-term borrowings, current portion	13	150.5	294.3
Accounts payable		171.1	180.3
Notes payable	17	107.2	76.3
Accrued expenses and other liabilities	14	80.7	66.1
Warranty provision	15	42.2	31.0
Customer deposits	16	17.3	10.4
Deferred revenue	20	18.9	2.0
Derivative contracts	18	1.0	0.4
Amount due to related parties	26	161.6	198.2

Total current liabilities		1,127.9	1,244.2

Non-current liabilities:
Long-term borrowings	13	543.7	436.7
Long-term notes	19	100.0	99.5
Long-term warranty provision	15	19.0	17.5
Deferred tax liabilities -net	24	10.3	8.7

Total non-current liabilities		673.0	562.4

Total liabilities		1,800.9	1,806.6

Shareholders’ equity:
Ordinary shares (par value $0.0001 per share; 7,000,000,000 shares authorized; 4,161,175,592 and 4,162,556,067 shares issued and outstanding at December 31, 2016 and December 31, 2017, respectively)		0.4	0.4
Additional paid-in capital		431.7	432.2
Accumulated earnings		107.3	94.9
Accumulated other comprehensive loss	21	(131.2)	(71.5)

Total shareholders’ equity		408.2	456.0

Total liabilities, redeemable ordinary shares and shareholders’ equity		2,209.1	2,262.6

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(in millions of US dollars, except share data and net income per share)

		For the year ended December 31,
	Note	2015	2016	2017

Net revenues
Third parties		1,134.2	1,849.6	1,727.6
Related parties	26	666.6	576.3	461.3

Total net revenues		1,800.8	2,425.9	2,188.9

Cost of revenues
Third parties		923.8	1,604.9	1,567.7
Related parties		543.0	380.7	376.4

Total cost of revenues		1,466.8	1,985.6	1,944.1

Gross profit		334.0	440.3	244.8

Operating expenses:
Selling expenses		94.1	120.1	114.5
General and administrative expenses		91.7	78.2	99.1
Research and development expenses		48.3	49.2	24.0
Other income	26	-	-	(18.4)
Restructuring charges	4	22.0	0.7	-

Total operating expenses		256.1	248.2	219.2

Operating income		77.9	192.1	25.6

Interest expense		(66.9)	(54.5)	(44.9)
Interest income		10.9	8.1	4.9
Exchange gains (losses)		(23.6)	(3.5)	18.0
Changes in fair value of derivative contracts	18	9.6	(24.4)	(3.3)
Investment loss	25	(1.3)	-	(0.2)
Share of losses of equity method investments	12	(0.6)	(0.9)	(0.5)
Reversal of litigation accruals	29	48.5	-	-
Miscellaneous income (loss) – net		(0.6)	6.3	-

Income (loss) before income taxes		53.9	123.2	(0.4)

Income tax expense (benefit)	24	10.1	(4.3)	12.0

Net income (loss)		43.8	127.5	(12.4)

Net income (loss) per share:
Basic	31	$0.01	$0.03	$(0.00)
Diluted	31	$0.01	$0.03	$(0.00)

Number of shares used in computation of net income per share:
Basic	31	4,120,369,328	4,158,984,882	4,162,018,711
Diluted	31	4,120,689,668	4,159,297,541	4,162,018,711

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	21	(34.6)	(59.8)	59.9
Pension adjustments	21, 28	-	(0.3)	(0.2)

Comprehensive income attributable to Hanwha Q CELLS Co., Ltd.’s shareholders		9.2	67.4	47.3

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED statements of cash flows

(in millions of US dollars)

		For the year ended December 31,
	Note	2015	2016	2017

Cash flows from operating activities:
Consolidated net income (loss)		43.8	127.5	(12.4)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) from derivative contracts	18	0.9	-	(1.0)
Depreciation, amortization and impairment		83.3	94.1	111.2
Loss from disposal of subsidiaries	25	1.3	-	0.2
Gain from sale of manufacturing facility to a related party	26	-	(3.0)	-
Gain on disposal of intangible assets	26	-	-	(18.4)
Share of losses of equity method investments	12	-	0.9	0.5
Stock compensation expenses	22	0.7	0.6	0.5
Write-down of inventories	6	10.2	0.9	4.0
Reversal of litigation accruals	29	(48.5)	-	-
Reversal of unrecognized tax benefit	24	-	(17.9)	-
Provision for doubtful collection of accounts receivable	5	4.3	3.3	36.4
Deferred tax expense (benefit)	24	4.6	(6.6)	(4.7)
Non-cash interest expense on amortization of long-term debt and litigation accruals		9.8	8.4	5.4
Unrealized foreign currency exchange loss (gain)		37.0	35.3	(28.7)
Changes in operating assets and liabilities:
Restricted cash		(67.0)	50.1	47.9
Accounts receivable		(196.4)	(72.4)	(66.5)
Notes receivable		(0.7)	(6.3)	(18.7)
Inventories		(63.5)	23.3	23.6
Advance to suppliers and long-term prepayments		10.1	(28.0)	(15.3)
Other current assets		(11.2)	12.1	(11.9)
Other non-current assets		(2.5)	0.4	(14.9)
Amount due from related parties		(44.8)	172.4	(56.8)
Accounts payable		42.2	47.1	6.4
Notes payable		26.8	(9.8)	(31.7)
Accrued warranty costs		9.0	4.9	0.6
Accrued expenses and other liabilities		22.1	37.3	(15.3)
Amount due to related parties		(14.4)	10.7	34.4
Customer deposits		1.9	43.1	(7.0)
Derivative contracts		-	-	0.3
Deferred revenue		402.1	(383.2)	(16.9)

Net cash (used in) provided by operating activities		261.1	145.2	(48.8)

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED statements of cash flows – CONTINUED

(in millions of US dollars)

		For the year ended December 31,
	Note	2015	2016	2017

Cash flows from investing activities:
Net cash received from an acquisition	3	70.2	-	0.3
Net cash received from asset acquisitions	3	9.1	-	-
Acquisition of fixed assets and intangible assets		(200.0)	(174.9)	(110.2)
Change in restricted cash		4.4	5.3	(70.8)
Proceeds from disposal of fixed assets and intangible assets		0.4	46.9	0.5
Issuance of loans to related parties	26	(66.1)	(101.1)	-
Issuance of loans to third parties		(10.5)	(7.8)	(6.3)
Repayment of loans by related parties		25.0	150.9	13.0
Purchase of long-term investments	12	(16.9)	(6.6)	(26.0)
Proceeds received from sale of manufacturing facility to related party	26	-	58.5	-
Net cash received from disposal of subsidiaries	25	2.1	-	-

Net cash used in investing activities		(182.3)	(28.8)	(199.5)

Cash flows from financing activities:
Proceeds from borrowings		655.8	634.2	447.9
Principal payments on borrowings		(684.6)	(484.6)	(430.5)
Principal payments on government loan		(0.8)	-	-
Proceeds from related party borrowings	26	35.8	-	-
Repayment of related party borrowings		(13.0)	(32.4)	-
Proceed from issuance of long-term notes	19	-	100.0	-
Repayment of long-term notes	19	-	(100.0)	-
Principal payments on capital lease obligations		(6.6)	-	-
Arrangement fee for short-term bank borrowings		(2.1)	-	-
Arrangement fee and other related costs for long-term notes		(1.0)	-	-

Net cash (used in) provided by financing activities		(16.5)	117.2	17.4

Net increase(decrease) in cash and cash equivalents		62.3	233.6	(230.9)

Effect of exchange rate changes on cash and cash equivalents		(19.0)	(43.6)	24.3

Cash and cash equivalents at the beginning of year		156.7	200.0	390.0

Cash and cash equivalents at the end of year		200.0	390.0	183.4

Supplemental disclosure of cash flow information:
Interest paid		50.6	54.5	41.5
Income tax paid		-	3.9	23.4
Realized gain from derivative contracts	18	10.5	24.4	4.3

Supplemental schedule of non-cash activities:

Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		28.0	-	-

 The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

CONSOLIDATED statements of chAnges in shareholders’ equity

(in millions of US dollars except share data)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

As of January 1, 2015		3,701,145,330	0.4	329.8	(64.0)	(36.5)	229.7
Vesting of restricted stock units		795,304	-	-	-	-	-
Settlement of restricted stock units vested with shares held by depository bank		(795,304)	-	-	-	-	-
Share-based compensation	22	-	-	0.5	-	-	0.5
Share issued to depository bank		1,550,000	-	-	-	-	-
Acquired in the Transaction		457,980,262	-	100.8	-	-	100.8
Net income for the year		-	-	-	43.8	-	43.8
Other comprehensive loss	21	-	-	-	-	(34.6)	(34.6)

As of December 31, 2015		4,160,675,592	0.4	431.1	(20.2)	(71.1)	340.2
Vesting of restricted stock units		1,648,500	-	-	-	-	-
Settlement of restricted stock units vested with shares held by depository bank		(1,648,500)	-	-	-	-	-
Share-based compensation	22	-	-	0.6	-	-	0.6
Share issued to depository bank		500,000	-	-	-	-	-
Net income for the year		-	-	-	127.5	-	127.5
Other comprehensive loss	21	-	-	-	-	(60.1)	(60.1)

As of December 31, 2016		4,161,175,592	0.4	431.7	107.3	(131.2)	408.2

Vesting of restricted stock units		1,643,900	-	-	-	-	-
Settlement of restricted stock units vested with shares held by depository bank		(1,643,900)	-	-	-	-	-
Share-based compensation	22	-	-	0.5	-	-	0.5
Share issued to depository bank		1,380,475	-	-	-	-	-
Net loss for the year		-	-	-	(12.4)	-	(12.4)
Other comprehensive income	21	-	-	-	-	59.7	59.7

As of December 31, 2017		4,162,556,067	0.4	432.2	94.9	(71.5)	456.0

The accompanying notes are an integral part of the consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

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

On February 6, 2015, the Company acquired a 100% equity interest in Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and its subsidiaries from Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”), a wholly owned subsidiary of Hanwha Chemical Corporation (“Hanwha Chemical”), in an all-stock transaction (the “Transaction”) as disclosed in Note 3, Reverse Acquisition. Q CELLS was formed on September 12, 2012. Q CELLS Group’s business activities commenced in 2012 with the acquisition of the former Q-Cells SE, a manufacturer of solar cells and modules, in a business combination which was completed on October 16, 2012.

Concurrent with the completion of the acquisition of Q CELLS, the Company changed its name from Hanwha SolarOne Co., Ltd. to Hanwha Q CELLS Co., Ltd. The Company together with its subsidiaries listed below are referred to as the “Group” hereinafter.

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2017:

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership		Principal activities
			2017	2016
Hanwha Q CELLS Investment Co., Ltd.	September 12, 2012	Cayman Islands	100%	100%	Investment holding

Hanwha Q CELLS GmbH	May 3, 2012	Germany	100%	100%	Sales of PV products and downstream operations

Hanwha Q CELLS Malaysia Sdn. Bhd.	March 21, 2008	Malaysia	100%	100%	Manufacturing and sales of PV products

Hanwha Q CELLS Chile SpA	March 14, 2014	Chile	100%	100%	Sales of PV products and downstream operations

Hanwha Q CELLS Güneş Enerjisi A.Ş	March 13, 2014	Turkey	100%	100%	Sales of PV products and downstream operations

Hanwha Q CELLS Australia Pty Ltd.	December 14, 2009	Australia	100%	100%	Sales of PV products

Hanwha Q CELLS Corp.	December 19, 2014	Korea	100%	100%	Sales of PV products

Hanwha Q CELLS Hong Kong Limited	May 16, 2007	Hong Kong	100%	100%	Investment holding and sales of PV products

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION (CONT’D)

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership		Principal activities
			2017	2016
Hanwha Q CELLS (Qidong) Co., Ltd.	August 27, 2004	PRC	100%	100%	Manufacturing and sales of PV products

Hanwha Q CELLS America Inc.	September 18, 2007	United States	100%	100%	Sales of PV products

Hanwha Q CELLS Canada Inc.	April 26, 2012	Canada	100%	100%	Sales of PV products

Hanwha SolarOne (Shanghai) Co., Ltd.	March 29, 2006	PRC	100%	100%	Sales of PV products

Hanwha Q CELLS Technology Co., Ltd.	August 1, 2007	PRC	100%	100%	Manufacturing of silicon ingots

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Reverse Acquisition

On February 6, 2015, the Company completed the acquisition of Q CELLS Group from Hanwha Solar in an all-stock transaction.

The Transaction is accounted for as a reverse acquisition under the acquisition method of accounting, in accordance with ASC 805, Business Combinations. Q CELLS is determined as the accounting acquirer. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the Transaction only reflect the historical consolidated financial statements of Q CELLS. Upon the consummation of the Transaction, Q CELLS applied purchase accounting to the assets and liabilities of the SolarOne Group. Subsequent to the Transaction, the consolidated financial statements reflect the results of the combined company. The historical issued and outstanding Q CELLS common shares have been recast to retrospectively reflect the number of shares issued in the Transaction in all periods presented. See Note 3, Reverse Acquisition, for further information on the Transaction.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation. The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity (“VOE”) or a variable interest entity (“VIE”). The usual condition for a controlling financial interest in a VOE is ownership of a majority voting interest. If the Company has a majority voting interest in a VOE, the entity is consolidated. The Company has a controlling financial interest in a VIE when the Company has a variable interest that provides it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont’d)

Foreign Currency

The functional currencies of the operating subsidiaries are generally their local currencies, as determined based on the criteria of ASC 830, Foreign Currency Translation. The reporting currency of the Group is United States dollars (“$”), which is also the functional currency of the Company. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are separately reported in the consolidated statements of comprehensive income or loss. The Group translates assets and liabilities of its foreign operations into the reporting currency at the exchange rates in effect at the balance sheet date. The Group translates income and expense items of such foreign operations into the reporting currency at the average exchange rate during the year. The resulting translation adjustments are recorded in other comprehensive income (OCI). The Group operates internationally and is exposed to potentially adverse movements in currency exchange rates.

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

Accounts and Notes Receivable

Accounts and notes receivable are recognized and carried at original invoiced amount less an allowance for credit losses. An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on historical experience, account balance aging, prevailing economic conditions and an assessment of specific evidence indicating troubled collection. A receivable is written off after all collection efforts have ceased.

Arrangement Fees

Arrangement fees represent the incurred costs directly attributable to the borrowings from financial institutions. These costs are deferred and amortized using the effective interest method over the term of the respective borrowing.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Inventories

Inventories include (1) raw materials, work-in-progress and final goods and (2) project assets.

Inventories are carried at lower of cost or market. The Group applies the weighted-average cost flow assumption. Market is defined as current replacement cost, but not greater than net realizable value (estimated selling price less reasonable costs of completion and sale) and not less than net realizable value reduced by a normal sales margin. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

Project assets comprise of direct costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power projects. These costs include modules, installation and other direct development costs. The Group reviews project development cost for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environment, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Group impairs the respective project development costs and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within the consolidated statements of comprehensive income or loss. The Group did not recognize any impairment loss for the years ended December 31, 2015, 2016, and 2017, respectively.

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

As a result of our annual reviews to evaluate the reasonableness of the depreciable lives for the Malaysia entity’s property, plant and equipment, the Group changed the estimates of the remaining economic lives of machinery used in production lines, effective January 2016. These changes resulted in a net decrease in depreciation expense of $9.4 million for the year ended December 31, 2016. This net decrease in depreciation expense, net of tax, increased consolidated net income by $9.4 million, or nil per basic and diluted ordinary share, for the year ended December 31, 2016.

On August 1, 2016, the Group changed the estimates of the remaining economic lives of certain cells and modules production line, which were no longer being utilized and had been replaced by upgraded cells and modules production lines acquired during the year. These changes resulted in an increase in amortization expense of $13.2 million for the year ended December 31, 2016. This increase in amortization expense, net of tax, reduced consolidated net income by $13.2 million, or nil per basic and diluted common share, for the year ended December 31, 2016. As of December 31, 2016, the machinery and equipment were fully depreciated.

Repair and maintenance costs are expensed when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income or loss.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Fixed Assets (Cont’d)

Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the asset is ready for its intended use. Total interest costs incurred during 2015, 2016, and 2017 were $69.9 million, $56.4 million, and $46.1 million, respectively and interest costs capitalized during 2015, 2016, and 2017 amounted to $3.0 million, $1.9 million, and $1.2 million, respectively.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Amortization is recognized on a straight-line basis over the estimated useful life of the respective asset.

Customer relationships	12 years
Technologies	3 years
Trademarks	Indefinite lives
Software licenses	3 years
Generation licenses	10 years

A trademarks with an indefinite useful life is not amortized, but is tested for impairment annually, on December 31, and more frequently if events and circumstances indicate that the asset might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

Land Use Rights

Land use rights represent amounts paid for the right to use land in the PRC and Chile. They are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the land use rights agreements, the amortization period of which is 50 years.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of the acquired business.

Goodwill is reviewed at least annually at December 31 for impairment, or earlier if there is an indication of impairment, in accordance with ASC 350, Goodwill and Other Intangible Assets. The Group assigns and assesses goodwill for impairment at the reporting unit level. As of December 31, 2017, goodwill relates to the acquisitions as disclosed in Note 3.

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

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied fair value of goodwill is less than its carrying value, the difference is recognized as an impairment loss.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Goodwill (Cont’d)

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group performed a goodwill impairment test as of December 31, 2017, which did not result in an impairment.

Long-term Investments

The Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings for investments in an investee over which the Group does not have significant influence in accordance with ASC 325-20, Investments - Other: Cost Method Investments.

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting in accordance with ASC323-10, Investments – Equity Method and Joint Ventures. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of the investees' income or loss in its consolidated statements of comprehensive income or loss.

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

The Group recognized $1.3 and $0.2 million of impairment losses upon disposal and liquidation of certain investments in the years ended December 31, 2015 and 2017, respectively. No impairment occurred in the year ended December 31, 2016.

Impairment of Long-Lived Assets Other Than Goodwill

The Group evaluates its long-lived assets or asset groups, including land use rights with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. In relation to the long-lived assets other than goodwill, the Group recognized an impairment loss of $4.5 million and $36.3 million in the year ended December 31, 2016 and 2017, respectively. No impairment occurred in the years ended December 31, 2015.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, other receivables, accounts and notes payable, customer deposits, short-term bank borrowings, amounts due to/from related parties, long-term borrowings, long-term notes and derivative contracts. The carrying amounts of these financial instruments other than long-term borrowings and long term notes approximate their fair values due to the short-term nature of these instruments. The carrying amount of the long-term borrowings and long-term notes also approximate their fair value since they bear floating interest rates which approximate market interest rates.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Financial instruments – Foreign Currency Derivative Contracts and Interest Rate Swap Contracts

The Group’s primary objective for holding foreign currency derivative contracts and interest rate swap contracts is to manage its foreign currency risk principally arising from sales contracts denominated in Euros, Australian Dollar, Korean Won and Japanese Yen, and the interest rate risk for the long-term borrowings. The Group records these derivative instruments as current assets or current liabilities, measured at fair value.

During the year ended December 31, 2015, the Group entered into cross-currency exchange rate agreements and interest rate swap agreements to pay fixed interest rate rather than floating rate. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of comprehensive income or loss. These derivative instruments are not designated and do not qualify for hedge accounting and are adjusted to fair value through current earnings. As of December 31, 2017, the Group had outstanding cross-currency exchange rate contracts with the notional amounts of $38.2 million (2016: $ 16.0 million) and interest rate swap contracts with the notional amount of $440.2 million (2016: $440.2 million). The Group estimates the fair value of its foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

Revenue Recognition

Solar power products

The Group produces and sells PV modules. The Group periodically, upon special request from customers, sells PV cells, wafer and silicon ingots. The Group records revenues from the sale of PV modules, PV cells and silicon ingots when the criteria of ASC 605-10, Revenue Recognition: Overall, are met. These criteria include all of the following: existence of persuasive evidence of an arrangement; occurrence of delivery; determinability of sales price; and reasonable assurance of collection.

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

 Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Revenue Recognition (Cont’d)

Processing services

In 2015, the Group entered into a processing service arrangement to assemble PV cells into PV modules with a third party. For this service arrangement, the Group “purchases” PV cells from related parties and contemporaneously agrees to “sell” the processed PV modules back to the same related parties. The quantity of PV modules sold back to the same related party under these processing arrangements is consistent with the amount of PV cells purchased from the same party based on current production conversion rates. In accordance with ASC 845-10, Accounting for Purchases and Sales of Inventory with the Same Counterparty, the Group records revenue on these transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from the same related party. These sales are subject to all of the above-noted criteria relating to revenue recognition. No processing service arrangement was entered into during the year ended December 31, 2017.

Solar power projects

The Group develops and sells solar power plants which generally include the lease of related properties. The Group recognizes revenue from such sale in accordance with ASC 360-20, Real Estate Sales. The Group records the sale as revenue using the full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Group has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Group considers the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible for has been arranged; and (d) all conditions precedent to closing have been performed, and the Group does not have any substantial continuing involvement with the project. No such sales were recognized in the years ended December 31, 2015, 2016 and 2017.

Revenue is recognized net of all applicable taxes imposed by governmental authorities and collected from customers concurrent with revenue-generating transactions. The Group does not offer implicit or explicit rights of return, regardless of whether goods were shipped to the distributors or shipped directly to the end user, other than due to product defect.

Cost of Revenues

Cost of revenues includes direct, indirect production costs and project development costs.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditures

Advertising costs are expensed when incurred and are included in “selling expenses.” The Group recognized advertising expenses of $1.9 million, $2.4 million and $9.5million for the years ended December 31, 2015, 2016, and 2017, respectively.

Warranty Cost

The Group primarily provides standard warranty coverage on PV modules sold to customers. Q CELLS Group provides the following warranties on its products to its customers: a 12 year product warranty in which the Group warrants that its modules will not show any material defects or workmanship defects for a period of twelve years after initial purchase (invoice date). A 25 year performance warranty in which the Group warrants that 1) its modules will produce a minimum power output of at least 97% specified in the data sheet in the first year and performance degradation will be no more than 0.6% per year for the next 25 years, resulting in an output no less than 83% of the stated output 25 years after the invoice date. The Group accrues warranty expenses for BoS (balance of system) parts used in projects. Terms of such warranties are the same as the original manufacturer’s warranty as the Group passes the liabilities incurred under such warranties to the original manufacturer.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Warranty Cost (Cont’d)

From January 1, 2012, the standard warranty of the SolarOne Group provides a 12-year warranty against technical defects, and a 25-year linear warranty, which guarantees: 1) no less than 97% of the nominal power generation capacity for multicrystalline PV modules and 96% of the nominal power generation capacity for monocrystalline PV modules in the first year, 2) an annual output degradation of no more than 0.7% thereafter, and 3) by the end of the 25th year, the actual power output shall be no less than 82% of initial power generation capacity. Since January 2015, the SolarOne Group updated the 25-year linear warranty, which guarantees no less than 97.5% of the nominal power generation capacity for its multicrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity.

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

Based on the above considerations and management’s ability and intention to provide repairs, replacements or refunds for defective products, the management accrued warranty costs for the Q CELLS Group for the 25-year warranty period based on 0.5% of the production costs of PV modules for the years ended December 31, 2014 and 2015 and the three months ending March 31, 2016. The SolarOne Group also accrued for warranty costs for the two to 12-year warranty against technical defects based on 1% of revenue for PV modules for the same period. Furthermore, no warranty cost accrual has been recorded for the 10-year or 20 to 25-year warranties for decline from the initial power generation capacity because the SolarOne Group determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process.

Starting from April 1, 2016, the Group has unified the estimate of accrual for the 12-year warranty against technical defects based on 0.5% of revenue for PV modules. The new estimate is derived based on the historical claim received for the past 10 years. The change was initiated as part of the Group’s restructuring process to align their quality management process and standards after the Transaction in 2015. The processes have been successfully implemented and effective since April 2016. The change resulted in a decrease in selling expenses of $8.1 million for the year ended December 31, 2016. This net decrease in selling expenses, net of tax, increased consolidated net income by $8.1 million, or $0.00 per basic and diluted ordinary share, for the year ended December 31, 2016. No warranty cost accrual has been recorded for the 25-year warranties for decline from initial power generation capacity because the Group assessed the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process.

The Group reviews the basis for the warranty accrual periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

 Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

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

For the years ended December 31, 2015, 2016, and 2017, the Group recorded $0.8 million, nil, and $2.5million respectively, of government subsidies as an offset to its operating expenses and cost of revenues. The government grants recorded in operating expense are not subject to adjustment and do not have any restrictions as to the use of funds.

As of December 31, 2016 and 2017, the Group recorded $7.1 million and nil, respectively, of government grants received as other payable because the Group has not fulfilled the conditions required by the government.

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

The Group applies ASC 740-10, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income or loss.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in certain countries, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group has paid more than collected, the difference represents a net VAT recoverable balance at the balance sheet date. Value added tax is presented on a net basis and excluded from revenues.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term; b) there is a bargain purchase option; c) the lease term is at least 75% of the asset’s estimated remaining economic life; or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group recognized rental expenses amounting to $3.0 million, $3.9 million and $2.2 million for the years ended December 31, 2015, 2016 and 2017, respectively.

 Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Net Income Per Share

Net income per share is calculated in accordance with ASC 260-10, Earnings Per Share. Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and restricted stock units. Ordinary share equivalents are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Net income per share for periods prior to the Transaction were retrospectively adjusted to reflect the number of weighted-average adjusted shares received by Solar Holdings, the former parent company of the Q CELLS Group.

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The FASB allows two adoption methods under ASU 2014-09. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules ("modified retrospective method"). The Group evaluated the available adoption methods, and chooses the modified retrospective transition method. Under the chosen method, the potential effect the implementation will have on its revenue streams and financial statements are as follows;

Variable consideration on quantity discount – Under 606-10-32-5 if the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer. Also under 606-10-32-8 an entity shall estimate an amount of variable consideration by using either of the following methods, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled: a. The expected value—The expected value is the sum of probability-weighted amounts in a range of possible consideration amounts. An expected value may be an appropriate estimate of the amount of variable consideration if an entity has a large number of contracts with similar characteristics. b. The most likely amount is the single most likely amount in a range of possible consideration amounts (that is, the single most likely outcome of the contract). The most likely amount may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes (for example, an entity either achieves a performance bonus or does not). For customers in Europe, the Company provides credit notes in the following quarter if certain goals are achieved by the customer. Transaction price applicable for credit note to be provided in the future needs to be deferred. Furthermore, credit note provided to the customer based on the sales quantity, is variable consideration, and needs to be considered for determination of transition price. The entity expects the effect of these changes to decrease revenues by $0.6m based on the above assumptions being applied during 2017.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The amendments in this update are intended to simplify the presentation of deferred income taxes and require that deferred tax liabilities and assets be classified as noncurrent in a consolidated statement of financial position. The standard was retrospectively adopted by the Company on January 1, 2016. According to the Company retrospectively adopted the standard as of December 31, 2016, the line items current liabilities and non-current liabilities in our consolidated balance sheet would have been reduced and increased by $2.4 million respectively, as a result of reclassifying the current deferred tax liabilities.

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

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

In August 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments,” which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The ASU is effective for annual and interim periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

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

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04), “Intagibles, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

In August 2017, the FASB issued Accounting Standards Update No. 2017-12 (ASU 2017-12), “Derivatives and Hedging”, – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02 (ASU 2018-02), “Income Statement – Reporting Comprehensive Income” – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of the Tax Act on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, accounts receivable, advance to suppliers and long-term prepayments.

As of December 31, 2017, the Group has $73.1 million, $12.8 million, $8.0 million, $38.0 million and $12.0 million of cash and bank deposits in the PRC, United States, Korea, Germany and Malaysia, which constitute about 39.9%, 7.0%, 4.4%, 20.7% and 6.5%, respectively of total cash and cash equivalents.

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

As of December 31, 2016 and 2017, as a percentage of accounts receivable, the top four customers accounted for an aggregate of 38.0% and 32.7%, respectively. The Group conducts periodic credit evaluation of its customers but does not require collateral or other security from its customers.

Advances to suppliers and long-term prepayments are typically unsecured and arise from deposits paid in advance for future purchases of raw materials. As a percentage of total advances to suppliers, including long-term prepayments, the five suppliers with largest advance balances accounted for an aggregate of 50.9% and 74.4% of total advance to suppliers balance as of December 31, 2016 and 2017, respectively. Due to the Group’s concentration of advances made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations (Note 7). The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any advances and the ongoing monitoring of its suppliers’ performance.

Concentration of customers

As a percentage of revenues, the top five customers accounted for an aggregate of 35.3%, 55.8% and 39.2% for the years ended December 31, 2015, 2016 and 2017, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (CONT’D)

Concentration of suppliers

A significant portion of the Group’s purchases are made from a limited number of suppliers. Purchases from its five largest suppliers who collectively account for an aggregate of 42.4%, 31.5% and 41.3% of the Group’s purchases for the years ended December 31, 2015, 2016 and 2017, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

3.	ACQUISITIONS

(i) Reverse Acquisition

On February 6, 2015, the Group completed the acquisition of the Q CELLS Group from Hanwha Solar in an all-stock transaction. Following the acquisition, the Group was able to achieve a greater degree of operating efficiency and strengthen its market position. The Group issued 3,701,145,330 of its ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to the Group and Q CELLS became the Group’s wholly-owned subsidiary. As a result of the Transaction, Hanwha Solar’s ownership of the Group’s ordinary shares increased from 45.7% to 94.0%.

Fair Value of Assets and Liabilities Acquired

The following table summarizes the calculation of the fair value of the total consideration transferred and the amounts recognized as of the Transaction Date (in millions of $, except shares and stock price):

Calculation of consideration transferred

The Company’s shares outstanding	457,980,262
The Company’s closing stock price at February 6, 2015	$0.22
Consideration attributable to common stock	100.8
Pre-existing amount due from Q CELLS Group to SolarOne Group	5.0

Total consideration transferred	95.8

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS (CONT’D)

Fair Value of Assets and Liabilities Acquired (Cont’d)

Assets acquired and liabilities assumed

Cash and cash equivalents	70.2
Accounts receivable	156.5
Other current assets	408.3
Fixed assets	614.5
Land use rights	54.9
Other long-term assets	8.9
Total assets acquired	1,313.3

Short-term debt	219.4
Current portion of long-term debt	351.6
Other current liabilities	394.2
Long-term debt, net of current portion	248.6
Other long-term liabilities	4.8
Total liabilities assumed	1,218.6

Total net identifiable assets acquired	94.7
Goodwill arising on acquisition	1.1
Purchase consideration transferred	95.8

The net purchase consideration of the Transaction is determined as the value of equity of the accounting acquiree (in this case, the Company, the legal acquirer), adjusted by the settlement of the pre-existing relationship at the acquisition date. Consequently, the net purchase consideration is $95.8 million, which is the difference between (i) the value of the Company’s equity of $100.8 million using its closing stock price on February 6, 2015 of $ 11.00 per ADS (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015) and (ii) the net balance of $5.0 million of the pre-existing receivables and payables that are due from the Q CELLS Group to the SolarOne Group.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS (CONT’D)

Fair Value of Assets and Liabilities Acquired (Cont’d)

The purchase price allocation described above was determined with the assistance of a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. As a result of the valuation, the fair value of the acquired assets and liabilities, other than the fixed assets and the land use rights, approximates their carrying values. Adjustments of $117.6 million and $12.6 million were recorded to decrease and increase the carrying values of the SolarOne Group’s fixed assets as well as land use rights, to their fair values, respectively. Specifically, the valuation of the SolarOne Group’s fixed assets and land use rights were performed using the depreciated replacement cost method, accompanied by an economic obsolescence factor derived from a profitability test.

Goodwill is primarily attributed to expected synergies from combining the Q CELL Group’s and the SolarOne Group’s existing businesses, including, but not limited to, expected cost synergies from overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost. The Group also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional brands. The acquired goodwill is not deductible for income tax purposes.

The amount of net sales and net income of the SolarOne Group included in the Group’s consolidated statement of comprehensive income or loss from the acquisition date of February 6, 2015 to December 31, 2015 are as follows:

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

In millions of $	For the year ended December 31,
	2014	2015

Net revenues	1,464.1	1,831.3
Net income (loss)	(90.5)	29.8
Income (loss) per share – basic	$(0.02)	$0.01

These amounts have been computed after applying the effects of the Group’s accounting policies.

Transaction Expenses

Advisory, financing, integration and other transaction costs directly related to the Transaction totaled $3.2 million for the year ended December 31, 2015.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS (CONT’D)

(ii) Acquisition of Variable Interest Entities

VIEs are entities with any of the following characteristics: (i) the entity does not have enough equity to finance its activities without additional financial support (ii) the equity holders, as a group, lack the characteristics of a controlling financial interest or (iii) the entity is structured with non-substantive voting rights.

As of December 31, 2017, we were entitled to substantially all of the economic interests of five holdings companies in Turkey, each of which owned special purpose vehicles, by means of a usufruct contract. While we did have any ownership interest in the five holdings and their special purpose vehicles, the usufruct contract enabled us to make decisions over the activities that most significantly impacted the economic performance of the holding companies and their respective special purpose vehicles. Our assessment concluded that our financial interest as whole creates a variable interest in the five holding companies as variable interest entities. In addition, for the abovementioned reasons we concluded that we were the primary beneficiary of the five holding companies and thus the five holding companies and their respective special purpose vehicles in consolidation were accounted for as consolidated VIEs for the year ended December 31, 2017.

Name of the entity	Date of incorporation/ establishment	Place of incorporation/ establishment	Principal activities

Aslan Güneş Enerjisi A.Ş.	June 3, 2015	Turkey	Operation of Special Purpose Vehicle

Hiprom Enerji Yatırımları A.Ş.	January 14, 2015	Turkey	Operation of Special Purpose Vehicle

Fior Güneş Enerjisi Anonim Şirketi	December 8, 2015	Turkey	Operation of Special Purpose Vehicle

Ulu Güneş Enerjisi Anonim Şirketi	December 8, 2015	Turkey	Operation of Special Purpose Vehicle

Uno Enerji Anonim Şirketi	November 24, 2015	Turkey	Operation of Special Purpose Vehicle

In Turkey, foreign company is limited to operate solar power project. In order to facilitate the solicitation of project more efficiently by local business professionals with access to developers and other stakeholders, and this is important within, a very fast moving solar energy business in Turkey, the Group found a partnership with shareholders of Variable Interests Entities(“VIEs”) through proxy agreement and usufruct agreement.

The operational capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals who were the shareholders of the VIEs. The Group subsequently entered into usufruct agreement with the shareholders of the VIEs through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the Turkey laws. This usufruct agreement obligates the Primary Beneficiaries to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs solely assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. Based on these contractual arrangements, the Company consolidates the VIEs as required by ASC topic 810, Consolidation, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS (CONT’D)

Loan Agreements

Pursuant to loan agreements amongst the VIEs provided loans with an aggregate amount of $24.6 million to the VIEs solely to fund the capitalization of VIEs. The terms of the loan agreements will expire on June 30, 2019 at the earliest and can be extended with the written consent of both parties before its expiration.

Proxy Agreement/Usufruct Agreement

Pursuant to the proxy agreement signed in December, 2017 between the shareholders of VIE and Primary Beneficiaries agreed to grant all the rights to exercise their voting power and any other rights as shareholders of VIEs. The proxy agreement would be in effect for an unlimited term unless terminated in writing by Primary Beneficiaries earlier. The power of attorney would be in effect for as long as the shareholders of VIEs hold any equity interests in VIEs.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of $)	Amount
Consideration transferred(*1)	24.6
Identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	0.3
Inventories	0.4
Account Receivables	0.6
Other current assets	1.2
Property, plant and equipment	18.5
Other non-current assets	0.2
Account Payables	(15.8)
Other current liabilities	(0.2)
Identifiable net asset	5.2
Intangible Assets(*)	11.9
Goodwill (*2)	7.5

(*1) Consideration transferred is equal to the loan amount abovementioned in Loan Agreement.

(*2) The fair value measurements utilize estimates based on key assumptions of the acquisition, and historical and current market data. In order to ultimately determine the fair values of intangible assets acquired for VIEs, the Group may engage a third party independent valuation specialist, however as of the date of this report, the valuation has not been completed due to the Group’s ongoing assessment of information available from each VIE and related project . The preliminary allocation of the purchase price is based on the best information available and the Group plans to update once the pending valuation of intangible assets is completed. ASC 805-10-25-13 requires that, if the initial accounting for a business combination is incomplete at the end of the reporting period in which the combination occurs, the acquirer shall report in its financial statements provisional amounts for the items for which the accounting is incomplete.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS (CONT’D)

As of December 31, 2017, the carrying amounts and classifications of the consolidated VIEs' assets and liabilities included in the Group's consolidated balance sheet are as follows:

In millions of $	As of December 31, 2017
Current assets:
Cash and cash equivalents	0.3
Inventories	0.4
Account Receivables	0.6
Other current assets	1.2

Total current assets	2.5

Non-current assets:
Property, plant and equipment	18.5
Intangible assets	11.9
other non-current assets	0.2

Total non-current assets	30.6

Total assets	33.1

Current liabilities:
Account Payables	15.8
Other current liabilities	0.2

Total current liabilities	16.0

Total liabilities	16.0

The carrying amounts of the assets and liabilities of our VIEs are subject to adjustment within one-year measurement period per ASC 805-20-30-1.

During the measurement period (which is the period required to obtain all necessary information that existed at the acquisition date, or to conclude that such information is unavailable, not to exceed one year), additional assets or liabilities may be recognized, or there could be changes to the amounts of assets or liabilities previously recognized on a preliminary basis, if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets or liabilities as of that date. The Group expects the purchase price allocations for the acquisition of VIEs to be completed by the end of the second quarter of fiscal year 2018.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	RESTRUCTURING CHARGES

In January 2015, the Group announced restructuring plans to restructure its global operations. This decision includes the shutdown of its production facilities in Thalheim, Germany and the transfer of machineries used for production to the production site in Malaysia. This plan results in a downsizing of the workforce in Germany which was communicated in March 2015 and no alternate use for certain assets that cannot be transferred. The Group estimated that it will recognize aggregate charges pursuant to the restructuring plan of up to $22.0 million, $0.7 million and nil in 2015, 2016 and 2017 respectively, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

The following table summarized the activities related to the restructuring charges as discussed.

In millions of $	Employee severance	Other	Total

Liability as of January 1, 2016	4.0	1.7	5.7
Restructuring charges	0.7	0.0	0.7
Cash payments	(3.1)	(1.7)	(4.8)
Effect of foreign currency translation	0.0	0.0	0.0

Liability as of December 31, 2016	1.6	-	1.6
Restructuring charges	-	-	-
Cash payments	(1.5)	-	(1.5)
Effect of foreign currency translation	0.1	-	0.1

Liability as of December 31, 2017	0.2	-	0.2

The Group reported such restructuring expenses as a separate line item of “restructuring charges” within the operating expenses in the consolidated statement of comprehensive income or loss for the years ended December 31, 2015 and 2016, respectively.

5.	AccOUNTS AND Notes receivable

The Group’s accounts receivable is net of the allowance for doubtful accounts. Changes in allowance for doubtful accounts for the years ended December 31, 2016 and 2017 are as follows:

In millions of $	As of December 31,
	2016	2017

Beginning balance	23.7	22.3
Provision for doubtful debt	3.3	36.4
Write-off of doubtful debt	(3.2)	(0.1)
Effect of foreign currency translation	(1.5)	2.7

Ending balance	22.3	61.3

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximates fair value.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	InVENTORIES

Inventories consist of the following:

in millions of $	As of December 31,
	2016	2017

Raw materials	76.0	84.5
Work-in-progress	29.5	13.8
Finished goods	211.1	193.9
Project assets*	1.0	1.4

	317.6	293.6

The write-down of inventories amounted to $10.2 million, $0.9 million and $4.0 million for the years ended December 31, 2015, 2016 and 2017, respectively.

* Reclassifications have been made to the 2016 and 2015 consolidated financial statements to conform to the current period presentation. The Group has reclassified the amount of $ 10.5 million and $20.9 million from inventories to amount due from third parties (non-current assets) for the year ended December 31, 2015 and 2016, respectively. The Company evaluated the impact to all periods and concluded that prior financial statements were not materially misstated and the impact to the current period financial statements was not material. Due to the reclassification of inventories, cash flows from operation activities in 2015 and 2016 increased by $10.5 million and $7.8 million, respectively, cash flows from investing activities in 2015 and 2016 decreased by $10.5 million and $7.8 million, respectively.

7.	Advance to suppliers-NET

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers in order to secure wafer supplies at favorable terms.

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER CURRENT ASSETS - net

Other current assets consist of the following:

in millions of $	As of December 31,
	2016	2017

VAT recoverable	28.1	29.7
Other receivables – net	13.1	29.8
Prepaid expenses – net	13.6	8.2
Others	0.8	0.6

	55.6	68.3

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

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	fixed assets – net

Fixed assets, including those held under capital leases, consist of the following:

in millions of $	As of December 31,
	2016	2017

Land and buildings	220.8	262.2
Plant and machinery	539.8	620.5
Furniture, fixtures and office equipment	15.5	18.2
Others	0.8	1.0
	776.9	901.9
Less:
Accumulated depreciation	(115.2)	(193.2)
	661.7	708.7
Construction-in-progress	93.8	128.9

	755.5	837.6

Depreciation expenses were $76.9 million, $85.1 million and $68.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Depreciation of plant and machinery under capital leases was $6.1 million, nil, and nil for the years ended December 31, 2015, 2016 and 2017, respectively. Due to the restructuring mentioned in Note 4, the Group terminated the capital leases contracts during the year ended December 31, 2015.

As of December 31, 2017, buildings with a net book value of $78.9 million, and plant and machinery with a net book value of $104.0 million, were pledged for short-term bank borrowings of $187.7 million (Note 13). As of December 31, 2016, buildings with a net book value of $74.6 million, and plant and machinery with a net book value of $169.6 million, were pledged for short- term bank borrowings of $89.5 million. As of December 31, 2016 and 2017, property, plant and equipment with book values of $230.0 million and $560.2 million were pledged for the Malaysian Government Loan of $123.7 million and $205.3 million, respectively (Note 13).

In the fourth quarter of 2016, the Group retired some outdated production lines located in the Qidong facilities. Accelerated depreciation on property, plant and equipment was recorded in cost of revenues of $15.1 million related to the retirement of such production lines in 2016.

In the fourth quarter of 2017, the Group retired wafer production lines located in the Hanwha Q CELLS Technology Co., Ltd. (LYG) facilities, and recognized impairment on machinery and furniture, fixtures and office equipment in the amount of $36.2 and $0.1 million, respectively, as cost of sales.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	INTANGIBLE ASSETS – NET

Intangible assets as of December 31, 2017 consist of the following:

in millions of $	Acquisition cost	Accumulated amortization	Book value

Customer relationships	3.8	(1.7)	2.1
Technologies	4.6	(4.6)	-
Trademarks	5.9	-	5.9
Software licenses	30.0	(22.2)	7.8
Generation licenses	11.9	-	11.9
Others	4.8	(0.5)	4.3

	61.0	(29.0)	32.0

Intangible assets as of December 31, 2016 consist of the following:

in millions of $	Acquisition cost	Accumulated amortization	Book value

Customer relationships	3.4	(1.2)	2.2
Technologies	11.0	(11.0)	-
Trademarks	5.2	-	5.2
Software licenses	28.2	(20.9)	7.3
Others	2.4	(0.5)	1.9

	50.2	(33.6)	16.6

Trademarks represent the Q CELLS trademark, which has an indefinite useful life. The amortization of customer relationships is presented in selling and marketing costs whereas the amortization of technologies, software licenses and generation licenses are reported in cost of sales, selling and administrative costs, and research and development costs based on their use.

Aggregate amortization expense for intangible assets for the years ended December 31, 2015, 2016 and 2017 was $5.3 million, $3.4 million and $4.6 million respectively. Estimated amortization expense for the next five years is as follows:

in millions of $	Amortization

For the years ending December 31,
2018	4.0
2019	3.7
2020	3.5
2021	3.5
2022	3.4
Beyond 2023	8.0

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	LaND USE RIGHTS - NET

Land use rights as of December 31, 2016 and 2017 consist of the following:

in millions of $	As of December 31,
	2016	2017

Land use rights
Cost	51.9	54.7
Less: Accumulated amortization	(4.0)	(5.7)

	47.9	49.0

Land use rights represent amounts paid for the rights to use eleven parcels of land in the PRC and Chile where the Group’s premises are located.

As of December 31, 2017, land use rights with a net book value of $28.5 million were pledged for short-term borrowings of $187.7 million (Note 13). As of December 31, 2016, land use rights with a net book value of $23.4 million were pledged for short-term borrowings of $89.5 million.

The amortization expense for the years ended December 31, 2015, 2016 and 2017 was $1.1 million, $1.1 million and $1.6 million, respectively. For each of the next five years, the estimated annual amortization expense of land use rights is $1.7 million.

12.	LONG-TERM INVESTMENTS

Long-term investments include the equity investments in the following investees as of December 31, 2017:

Name of investee	Percentage of ownership	in millions of $
Renew Akshay Urja Private Limited	44%	17.3
HQC PR Solar Holdings LLC	49%	3.2
Hanwha Kalyon Güneş Teknolojileri Üretim A.Ş.	50%	20.8
Hanwha Kalyon Güneş Enerjisi Üretim A.Ş.	50%	5.4
Others	20~50%	0.9

Investments are accounted for under the equity method.

The movement of the investments accounted for under the equity method is as follows:

in millions of $	For the year ended December 31,
	2016	2017

At the beginning of the year	17.1	20.7
Investment	6.6	26.0

Share of gain (loss) of equity method investments	(0.9)	2.3
Impairment	-	(2.8)
Effects of foreign currency translation	(2.1)	1.4

At the end of the year	20.7	47.6

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	LONG-TERM INVESTMENTS (CONT’d)

One of our project assets, in which we hold a 49% interest in, located in Puerto Rico was damaged due to a natural disaster in 2017. We recognized a loss of $2.8 million to reduce the book value of our share in the project assets to the amount we believe recoverable through insurance.

13.	BORROWINGS

Borrowings as of December 31, 2016 and 2017 consist of the following:

in millions of $	As of December 31,
	2016	2017
Comprised of:
Short-term borrowings	377.4	385.2
Long-term borrowings, current portion	149.8	293.6
Malaysian government loan, current portion	0.7	0.7
	527.9	679.5

Long-term borrowings, non-current portion	420.0	299.6
Malaysian government loan, non-current portion	123.7	137.1
	543.7	436.7

	1,071.6	1,116.2

The short-term borrowings outstanding as of December 31, 2016 and 2017 bore an average interest rate of 3.49% and 4.09% per annum, respectively, and were denominated in Renminbi, U.S. Dollar, and Euro. These borrowings were obtained from financial institutions and have terms of one month to one year.

The long-term bank borrowings outstanding as of December 31, 2016 and 2017 bore an average interest rate of 2.66% and 3.33% per annum, respectively, and were denominated in Renminbi and U.S. Dollar. These borrowings were obtained from financial institutions and will mature between 2018 and 2020.

The current and non-current portions of long-term borrowings as of December 31, 2017 will be due in installments between the periods from January 1, 2018 to December 31, 2018, 2019, 2020 and 2021.

As of December 31, 2016 and 2017, unused loan facilities for short-term and long-term borrowings amounted to $43.5 million and $64.7 million, respectively.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	BORROWINGS (cont’d)

Borrowings from financial institutions as of December 31, 2017 were secured/guaranteed as follows:

Amount	Secured/guaranteed by
in millions of $

619.8	Guaranteed by Hanwha Chemical
43.2	Guaranteed by Hanwha Chemical and the Company’s plant and machinery with net book value of $58.1 million
187.7	Secured by the Company’s buildings, plant and machinery and land use rights with net book value of $78.9 million, $104.0 million and $28.5 million, respectively
205.3	Guaranteed by Hanwha Chemical and Company’s buildings, plant and machinery and other assets with net book value of $52.8 million, $177.2 million and $330.2 million, respectively
1,056.0

As of December 31, 2017, the maturities of these long-term borrowings are as follows:

in millions of $	As of December 31, 2017

2018	294.3
2019	11.2
2020	111.2

The original principal amount of a loan from the Malaysian government is MYR 850.0 million ($209.0 million) (the “Government Loan”). The remaining balance, net of present value discounts as at December 31, 2017 is MYR 575.6 million ($137.8 million). The scheduled repayments began in 2013. The final maturity of the loan is in 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027, and a fixed 2% interest through maturity.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2016 and 2017 consist of the following:

in millions of $	As of December 31,
	2016	2017

Accrued wages and other employee welfare	14.9	18.9
Taxes payable	16.4	9.2
Pension (Note 28)	7.1	11.4
Restructuring charges (Note 4)	1.6	0.2
Accrued interest expense for bank borrowings	4.0	2.0
Accrued utility expenses	-	9.0
Accrued professional service fees	1.1	0.3
Accrued sales commission	0.4	0.0
Interest payable for long-term notes (Note 19)	0.9	1.5
Litigation accrual	0.2	-
Other accrued expenses and liabilities	34.1	13.6

	80.7	66.1

15.	WARRANTY PROVISION

The movement of the accrued warranty costs is as follows:

in millions of $	For the year ended December 31,
	2016	2017

Beginning balance	61.0	61.2
Transfer upon sale of manufacturing facility to a related party	(1.8)	-
Accrued warranty cost	12.2	8.2
Warranty reversal	(1.2)	(7.6)
Warranty claims	(6.0)	(17.8)
Effects of foreign currency translation	(3.0)	4.5

Ending balance	61.2	48.5
Thereof:
Current warranty provision	42.2	31.0
Non-current warranty provision	19.0	17.5

16.	customer deposits

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are refundable if the sales contract is terminated.

17.	NOTES PAYABLE

As of December 31, 2016 and 2017, notes payable were non-interest bearing and were secured by $89.3 million and $52.0 million of the Group’s restricted cash respectively. The Group did not pay any commission to the banks to obtain the notes payable facilities. These notes as of December 31, 2017 are due for repayment over the next six months ending June 30, 2018.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Derivative contracts

The Group is exposed to certain risks related to its business operations. The risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates and interest rates. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.

The following table reflects the location in the consolidated statements of comprehensive income or loss and the amount of realized and unrealized gains (losses) recognized in current earnings for the derivative contracts not designated as hedging instruments for the years ended December 31, 2015, 2016 and 2017:

in millions of $	Statement of comprehensive income (loss) location	For the year ended December 31,
		2015	2016	2017

Foreign exchange derivative contracts (not designated as hedging instruments) - realized	Changes in fair value of derivative contracts	11.0	(23.6)	(3.3)
Foreign exchange derivative contracts (not designated as hedging instruments) - unrealized	Changes in fair value of derivative contracts	(1.4)	1.1	-
Interest rate swap derivative contracts (not designated as hedging instruments) - realized	Changes in fair value of derivative contracts	(0.5)	(0.8)	(1.0)
Interest rate swap derivative contracts (not designated as hedging instruments) - unrealized	Changes in fair value of derivative contracts	0.5	(1.1)	1.0

		9.6	(24.4)	(3.3)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2016 and 2017:

in millions of $	Balance sheet location	Fair value as of December 31,
		2016	2017

Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	0.4	0.1
Interest rate swap derivative contracts	Current assets: Derivative contracts	-	0.4

		0.4	0.5
Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	-	0.1
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	1.0	0.3

		1.0	0.4

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	LONG-TERM NOTES

On January 16, 2013, Hanwha Q CELLS Hong Kong Limited completed its issuance of three-year-period notes of $100 million (the “2013 Notes”). The 2013 Notes bear interests at a floating rate indexed to the three-month LIBOR plus a margin of 2.23% per annum. Interests are payable on a quarterly basis from April 15, 2013 to January 15, 2016.

On January 11, 2016, the Group issued three-year-period notes of $100 million (the “2016 Notes”). The 2016 Notes bear interests at a floating rate indexed to the three-month LIBOR plus a margin of 2.9% per annum. Interests are payable on a quarterly basis from April 11, 2016 to January 11, 2019. The Group repaid the 2013 Notes using the proceeds from the issuance of 2016 Notes in January 2016.

The debt issuance costs are being amortized through interest expense over the period from January 11, 2016, the date of issuance, to January 10, 2019, the date of expiration, using the effective interest rate method which was 4.66% for the year ended December 31, 2017.

20.	Deferred revenue

Deferred revenue represents cash payments received from a customer in advance of the delivery of PV modules. Revenue is recognized when the conditions for revenue recognition have been met. The deferred revenue is non-refundable unless the Group fails to fulfill the terms of the sales contract.

21.	ACCUMULATED OTHER COMPREHENSIVE income or LOSS

The movement of accumulated other comprehensive income or loss is as follows:

in millions of $	Foreign currency translation adjustments	Pension adjustments	Total

Balance as of December 31, 2014	(36.5)	-	(36.5)
Other comprehensive loss	(34.6)	-	(34.6)

Balance as of December 31, 2015	(71.1)	-	(71.1)
Other comprehensive loss	(59.8)	(0.3)	(60.1)

Balance as of December 31, 2016	(130.9)	(0.3)	(131.2)
Other comprehensive income (loss)	59.9	(0.2)	59.7

Balance as of December 31, 2017	(71.0)	(0.5)	(71.5)

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	SHARE-BASED COMPENSATION PLANS

As a result of the reverse acquisition accounting treatment for the Transaction, previously issued SolarOne Group stock options and restricted stock units under the Group’s 2006 Share Option Plan and 2007 Equity Incentive Plan, granted to employees and directors that were outstanding and unvested at the date of the Transaction, were accounted for as an exchange of awards. The fair value of such awards was insignificant. On November 30, 2016, all outstanding stock options granted under the 2006 Share Option Plan expired in accordance with the terms specified in the 2006 Share Option Plan. On the date of expiration, none of the expired options were in the money.

The following tables summarize the Group’s share option activity under 2007 Incentive Plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
		($)	(Years)	($)

Outstanding, January 1, 2017	412,200	1.48	2.64	-
Forfeited	(10,000)	1.36	0.05
Expired	(49,000)	0.92	-	-

Outstanding, December 31, 2017	353,200	1.34	1.75	-

Vested and expected to be vested at December 31, 2017	353,200	1.34	1.75	-

Exercisable at December 31, 2017	353,200	1.34	1.75	-

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of $0.1632 and $0.1404 per ordinary share as of December 31, 2016 and 2017, respectively, and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2016 and 2017.

No share options were granted, vested or exercised in 2017.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	SHARE-BASED COMPENSATION PLANS (cOnt’d)

The following table summarized the Group’s RSU activity under the 2007 Incentive Plan:

	Number of RSUs	Weighted- average grant date fair value
		($)

Unvested, January 1, 2017	40,888	18.57

Granted	52,584	8.98
Vested	(32,878)	17.05
Forfeited	(10,030)	16.43

Unvested, December 31, 2017	50,564	8.98

The aggregate fair value of vested RSUs for 2016 and 2017 measured based on respective grant-date fair values was $0.4 million and $0.6 million, respectively. 1 RSU represent 1 ADS, and they are equivalent to 50 ordinary shares each. The aggregate fair value of the unvested RSUs as of December 31, 2016 and 2017 was $0.8 million and $0.5 million, respectively, based on the quoted market price of the Group’s ordinary shares at the respective grant dates, and such amount shall be recognized as compensation expenses using the straight-line method with graded vesting based on service conditions.

As of December 31, 2017, there was $0.1 million of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 4 months. To the extent the actual forfeiture rate is different from current estimation, actual share-based compensation related to these awards may be different from the expectation.

Total compensation expense relating to share options and RSUs recognized for the year ended December 31, 2015, 2016 and 2017 is as follows:

in millions of $	For the year ended December 31,
	2015	2016	2017

Cost of revenues	0.2	0.2	0.3
Selling expenses	0.1	0.0	0.0
General and administrative expenses	0.3	0.3	0.2
Research and development expenses	0.1	0.1	0.1

	0.7	0.6	0.6

23.	Redeemable ordinary shares

On January 29, 2008 and concurrently with SolarOne Group’s convertible bond issuance (which was substantially repaid in January 2014), the Group issued and sold 901,961 ADSs (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015), representing 45,098,055 of the Company’s ordinary shares at the par value per share of $0.0001. On October 25, 2011 and November 22, 2016, the Group repurchased and cancelled 500,553 ADSs and 401,408 ADSs (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 50 ordinary shares effective on June 15, 2015), representing 25,027,680 and 20,070,375, respectively, of the Company’s ordinary shares at the par value per share of $0.0001. There are no outstanding redeemable ordinary shares as of December 31, 2016 and 2017.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

	For the year ended December 31,
	2015	2016	2017

PRC	25.00%	25.00%	25.00%
Hong Kong	16.50%	16.50%	16.50%
Germany	29.13%	29.13%	29.13%
Malaysia	25.00%	25.00%	25.00%
South Korea	22.00%	22.00%	22.00%
USA*	35.00%	35.00%	35.00%

* The U.S. Tax Reform reduced the tax rate from 35% to 21% for taxable years beginning January 1, 2018

Income (loss) before income taxes consists of:

In millions of $	For the year ended December 31,
	2015	2016	2017

PRC	62.3	18.4	(32.0)
Germany	-	(60.8)	5.9
Malaysia	-	63.6	31.0
South Korea	-	51.7	(19.6)
USA	4.5	3.2	25.1
Cayman	(17.2)	48.5	(7.2)
Others	4.3	(1.4)	(3.6)

	53.9	123.2	(0.4)

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	income taxes (cont’d)

Income tax expense (benefit) consists of:

In millions of $	For the year ended December 31,
	2015	2016	2017

Current	5.5	2.3	16.7
Deferred	4.6	(6.6)	(4.7)

	10.1	(4.3)	12.0

The reconciliation of tax computed by applying the statutory income tax rate of the Company to income tax expense (benefit) is as follows:

In millions of $	For the year ended December 31,
	2015	2016	2017

Income tax computed at parent statutory tax rate	-	-	-
Non-deductible expenses	5.7	10.7	0.9
Foreign tax rate differences	12.0	25.2	6.5
Income not subject to taxation	(0.2)	(29.7)	(2.9)
Others	(5.2)	(21.0)	8.6
Changes in the valuation allowance	(2.2)	10.5	(1.1)

	10.1	(4.3)	12.0

Deferred Taxation

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	income taxes (cont’d)

Deferred Taxation (Cont’d)

In millions of $	As of December 31,
	2016	2017

Deferred tax assets:

Account receivables and other assets	35.7	0.2
Provisions	51.4	1.8
Warranty provision	0.8	1.7
Inventory write-off	-	0.0
Allowance for doubtful accounts	116.9	38.6
Tax losses	85.5	67.6
Fixed assets	49.3	15.8
Unabsorbed capital allowance	-	16.7
Others	3.9	15.4
Valuation allowance	(336.9)	(141.7)
Offsetting	(0.5)	(7.0)

Net deferred tax assets	6.1	9.1

Deferred tax liabilities:

Financial assets	0.9	0.0
Accounts receivable and other assets	1.7	0.0
Liabilities	-	0.0
Land use rights	2.8	2.8
Intangible assets	4.0	4.4
Fixed assets	1.4	7.9
Others	-	0.6
Offsetting	(0.5)	(7.0)

Net deferred tax liabilities	10.3	8.7

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	income taxes (cont’d)

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

As of December 31, 2017, the Group has a net tax operating loss from its PRC subsidiaries of $53 million which will expire between 2018 and 2022. Tax losses carried forward in Germany, Malaysia and Australia are not subject to expiration.

Uncertain Tax Positions

As of December 31, 2015, the Group’s unrecognized tax benefit of $17.9 million related to tax incentive received. In 2016, the Group reversed the unrecognized tax benefit as management believes it is more-likely-than-not that the liability no longer required due to expiration of statute of limitations. Reconciliation of accrued unrecognized tax benefit is as follows:

In millions of $	For the year ended December 31,
	2015	2016	2017

Beginning balance	-	17.9	-
Expiration of statute of limitations	-	(17.9)	-
Acquired in the Transaction	17.9	-	-

Ending balance	17.9	-	-

The Group’s PRC subsidiaries for the years ended December 31, 2012 to December 31, 2017 remain open to potential examination by the tax authorities. The Group’s operations in Germany has the audit for the tax authorities for the years from 2012 to 2013. The Group expects that it is more-likely-than-not that the ongoing dispute will be finalized in favor of Germany without any tax payment. In addition, the Group’s operations in America and Malaysia remain subject to audit by tax authorities from 2013 and 2010, respectively.

As of December 31, 2016 and 2017, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Investment Loss

Investment loss consists of the gain (loss) from the following investments:

in millions of $	For the year ended December 31,
	2015	2016	2017

Loss on disposal of Nantong Hanwha PV-Tech Energy Co., Ltd.	(1.6)	-	-
Gain on liquidation of Hanwha Solar Australia Pty Ltd.	0.3	-	-
Loss on disposal of Bourton Renewables Limited	-	-	(0.1)
Loss on disposal of Harelaw Renewables Limited	-	-	(0.0)
Loss on disposal of High Ercall Renewables Limited	-	-	(0.1)
Loss on disposal of Solarpark HZBG Infrastruktur GmbH & Co. KG	-	-	(0.0)
Loss on disposal of Solarpark NSTR Infrastruktur GmbH & Co. KG	-	-	(0.0)

	(1.3)	-	(0.2)

On May 27, 2015, Nantong Hanwha PV-Tech Energy Co., Ltd., a wholly owned subsidiary of the Group, was sold to a third party company with total consideration of $1.0 million, and the Group recognized $1.6 million of investment loss for the disposal.

On November 30, 2015, Hanwha Solar Australia Pty Ltd., a wholly owned subsidiary of the Group, applied for liquidation, and the Group recognized $0.3 million of investment gain upon liquidation.

In 2017, Hanwha Q CELLS GmbH liquidated Bourton Renewables Limited, Harelaw Renewables Limited, High Ercall Renewables Limited, Solarpark HZBG Infrastruktur GmbH & Co. KG, Solarpark NSTR Infrastruktur GmbH & Co. KG as its management determined that it was more probable than not that these investments are not recoverable.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	related party transactions

Name and Relationship with Related Parties

Name of related party	Relationship with the Group

Hanwha Corporation	A major shareholder of Hanwha Chemical Corporation
Hanwha Chemical Corporation	Holding company of Hanwha Solar
Hanwha S&C Co., Ltd.	A company controlled by significant shareholders of Hanwha Corporation, subsequently spun-off from H-Solution Co., Ltd.
H-Solution Co., Ltd.	A company controlled by significant shareholders of Hanwha Corporation
Hanwha Europe GmbH	A subsidiary of Hanwha Corporation
Foodist Food Culture (Shanghai) Co., Ltd.	A subsidiary of Hanwha Corporation
Hanwha TechM Hungary Zrt.	A subsidiary of Hanwha Corporation
Hanwha Engineering & Construction	A subsidiary of Hanwha Corporation
Hanwha International LLC	A subsidiary of Hanwha Chemical Corporation
Hanwha Advanced Materials Corporation	A subsidiary of Hanwha Chemical Corporation
Hanwha Chemical (Thailand) Co., Ltd.	A subsidiary of Hanwha Chemical Corporation
Hanwha Chemical Malaysia Sdn. Bhd.	A subsidiary of Hanwha Chemical Corporation
Hancomm, Inc. *	A company in which Hanwha S&C has a significant shareholding
Hanwha S&C Trading (Shanghai) Co., Ltd.	A subsidiary of Hanwha S&C
Hanwha Chemical Trading (Shanghai) Co., Ltd.	A subsidiary of Hanwha Chemical Corporation
Hanwha Life Insurance Co., Ltd.	A Pension for the benefit of employees
Hanwha Q CELLS Japan Co., Ltd.	A company related with Hanwha Chemical Corporation
Hanwha Q CELLS USA Corp.	A company related with Hanwha Chemical Corporation
Hanwha Q CELLS Korea Corp.	A company related with Hanwha Chemical Corporation
Hanwha Non-Life Insurance Co., Ltd.	A Pension for the benefit of employees
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.**	A subsidiary of H-Solution Co., Ltd.
Primo Güneş Enerjisi A.Ş.**	A subsidiary of H-Solution Co., Ltd.
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi**	A subsidiary of H-Solution Co., Ltd.
Razin En. San. ve Tic. A.S.**	A subsidiary of H-Solution Co., Ltd.
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.**	A subsidiary of H-Solution Co., Ltd.
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.**	A subsidiary of H-Solution Co., Ltd.
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi**	A subsidiary of H-Solution Co., Ltd.
174 Power Global Corporation**	A subsidiary of H-Solution Co., Ltd.
Burdur Enerji A.Ş.	A joint venture of Hanwha Q CELLS Güneş Enerjisi A.Ş
ReNew Akshay Urja Private Limited	An investee company of Hanwha Q CELLS Corp.
Tri Energy Global Pte. Ltd.	A subsidiary of Hanwha S&C

* Hancomm, Inc. has been excluded from the criteria of related party during 2015.

** The companies have been subsidiaries of Hanwha S&C prior to the spin-off from H-Solution Co., Ltd.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	related party transactions (cont’d)

Significant Related Party Transactions (Cont’d)

In addition to the information disclosed elsewhere in the financial statements, the Group had the following significant related party transactions during the years presented:

In millions of $	For the year ended December 31,
	2015	2016	2017

Purchase of product from:
Hanwha Corporation	306.7	259.8	0.0
Hanwha Advanced Materials Corporation	47.3	43.4	19.3
Hanwha Chemical Corporation	35.6	53.7	56.7
Hanwha Q CELLS USA Corp.	20.4	-	0.2
Hanwha Q CELLS Korea Corp.	2.7	496.4	519.0
Hanwha International LLC	2.3	-	-
Hanwha Q CELLS Japan Co., Ltd.	3.1	5.9	-
Hanwha Europe GmbH	-	0.1	0.1
Others	1.1	-	-

	419.2	859.3	595.3

Purchase of services from:
Hanwha Corporation	40.1	1.6	3.7
Foodist Food Culture (Shanghai) Co., Ltd.	4.9	4.4	3.8
Hanwha S&C Co., Ltd.	2.5	6.9	3.8
Hanwha Q CELLS Korea	-	-	2.6
Hanwha International LLC	1.8	-	-
Hanwha Q CELLS USA Corp.	0.8	-	0.6
Hanwha Advanced Material Corporation	-	1.6	-
Hanwha Chemical Corporation	-	0.8	0.9
Hancomm	0.3	-	-
Hanwha Life Insurance Co., Ltd.	-	0.8	0.7
Hanwha Non-Life Insurance Co., Ltd.	-	0.9	0.6
Others	3.4	1.3	2.2
	53.8	19.2	18.9

Purchase of fixed assets from:
Hanwha Corporation*	89.4	-	1.0

* Hanwha Corporation has merged Hanwha TechM Co., Ltd. manufacturing division

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	related party transactions (cont’d)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented:

In millions of $	For the year ended December 31,
	2015	2016	2017
Sales of products to:
Hanwha Q CELLS Japan Co., Ltd.	193.4	284.0	143.9
Hanwha Q CELLS USA Corp.	139.7	-	109.8
Hanwha Corporation	117.5	38.7	-
Hanwha Q CELLS Korea Corp.	76.5	105.5	153.5
Hanwha International LLC	75.0	-	-
Renew Akshay Urja Private Limited	38.4	51.3	-
Burdur Enerji A.Ş.	10.2	0.0	-
Bt1 Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	5.7	3.0	-
Hanwha Engineering & Construction	3.7	-	-
Razin Elektrik Üretim Sanayi Ve Ticaret Anonim Şirketi	2.0	25.1	-
Altinorda Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	1.4	0.7	-
Bahçesaray Enerji Iç Ve Diş Tic.San.Ve Tic.Ltd.Şti.	1.4	0.7	-
Meca Enerji Iç Ve Diş Tic.San.Ve Ticaret Limited Şirketi	1.4	0.7	-
Tri Energy Global Pte. Ltd..	-	59.7	16.6
Others	0.3	-	-

	666.6	569.1	423.8

Sales of services to:
Hanwha Q CELLS Korea Corp.	-	7.2	36.2
Hanwha Q CELLS USA Corp.	-	-	0.6
174 Power Global Corporation	-	-	0.2
Hanwha Energy Corporation	-	-	0.2
Razin Elk. Urt. San. ve Tic. A.S.	-	-	0.1
BT1 Enerji IC ve Dis Ticaret Sanayi ve Ticaret Ltd. Sti.	-	-	0.1
Razin En. San. ve Tic. A.S.	-	-	0.1

	-	7.2	37.5

Sales of intangible assets to:
Hanwha Q CELLS Korea Corp.*	-	-	18.4

*In the first quarter of 2017, the Group sold certain intellectual properties to Hanwha Q CELLS Korea and received EUR 16.3 million ($18.4 million) in exchange.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	related party transactions (cont’d)

Significant Related Party Transactions (Cont’d)

The Group had the following significant related party transactions during the years presented (cont’d):

In millions of $	For the year ended December 31,
	2015	2016	2017
Borrowings from:
Hanwha S&C Trading (Shanghai) Co., Ltd.	16.0	-	-
Hanwha Chemical (Thailand) Co., Ltd.	5.0	-	-
Hanwha Chemical Malaysia Sdn. Bhd.	5.0	-	-
Hanwha Europe GmbH	9.8	-	-
			-
	35.8	-	-

Loans to:
Hanwha Q CELLS USA Corp.	30.0	1.0	-
Hanwha Q CELLS Korea Corp.	30.0	100.0	-
Primo Güneş Enerjisi A.Ş.	5.1	0.1	3.2
Burdur Enerji A.Ş.	1.0	-	2.4

	66.1	101.1	5.6

Interest paid to:
Hanwha S&C Co., Ltd.	0.7	-	-
Hanwha TechM Hungary Zrt.	-	0.1	-
Hanwha Chemical Trading(Shanghai) Co., Ltd.	-	0.1	-

	0.7	0.2	-

Interest received from:
Hanwha Q CELLS USA Corp.	0.9	-	0.9
Primo Gunes Enerjisi A.S.	-	-	0.3
Hanwha Q CELLS Korea Corp.	0.7	2.4	-

	1.6	2.4	1.2

Commission fee for bank borrowings and long-term notes paid to:
Hanwha Chemical Corporation	7.7	5.7	5.1

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	related party transactions (cont’d)

Significant Related Party Transactions (Cont’d)

As of December 31, 2016 and 2017 balances with related parties are comprised of the following:

In millions of $	As of December 31,
	2016	2017

Amount due from related parties:
Hanwha Q CELLS Korea Corp.	43.9	54.4
Hanwha Corporation	-	2.2
Hanwha Q CELLS USA Corp.	20.8	74.6
Hanwha Q CELLS Japan Co., Ltd.	33.4	28.5
Hanwha Chemical Corporation	0.3	0.2
Primo Güneş Enerjisi A.Ş.	3.2	3.5
Burdur Enerji A.Ş.	-	2.5
Tri Energy Global Pte. Ltd..	0.2	-
Hanwha Life Insurance Co., Ltd.	0.7	0.8
Hanwha Non-Life Insurance Co., Ltd.	0.2	0.3
Others	0.5	0.3

	103.2	167.3
Thereof:
Current amount due from related parties	96.6	161.7
Non-current amount due from related parties	6.6	5.6
Amount due to related parties:
Hanwha Corporation	27.5	6.6
Hanwha Advanced Materials Coporation	7.3	7.5
Hanwha Chemical Corporation	9.1	5.8
Hanwha S&C Trading (Shanghai) Co., Ltd.	-	1.2
Hanwha Q CELLS USA Corp.	-	0.1
Hanwha Q CELLS Korea Corp.	117.1	176.5
Hanwha S&C Co., Ltd.	0.2	-
Others	0.4	0.5

	161.6	198.2

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	related party transactions (cont’d)

Sale of manufacturing facility

On May 31, 2016, the Group signed a contract transferring assets and liabilities of PV manufacturing segment to our related party, Hanwha Q CELLS Korea Corp. located in Eumseong, South Korea. As a result, the Group received a cash consideration of $58.5 million for the transaction and recognized $3.0 million gain on sale.

The book value of related assets and liabilities transferred is as follows:

In millions of $
Current assets:
Inventories	51.2
Accounts receivable and other receivables	66.4
Other current assets	30.9

Total current assets	148.5

Non-current assets:
Fixed assets	63.4
Intangible assets	0.8
Other non-current assets	0.2

Total non-current assets	64.4

Total assets	212.9

Current liabilities:
Accounts payable and other payables	83.0
Long-term borrowings, current portion	7.8
Other current liabilities	31.0

Total current liabilities	121.8

Non-current liabilities:
Defined benefit obligation	1.5
Long-term borrowings	33.9
Other long-term liabilities	1.8

Total non-current liabilities	37.2

Total Liabilities	159.0

Net assets	53.9

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	employee defined contribution plan

Full-time employees of the Group’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on about 41% of the employees’ salaries on a monthly basis. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $13.2 million, $13.7 million and $13.0 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Full-time employees of the Group’s subsidiaries in Malaysia participate in a defined contribution plan, a post-employment benefit plan under which the Group pays fixed contribution into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Malaysian labor regulations require that the Malaysian subsidiaries of the Group make contributions to the government for these benefits based on about 12~13% of the employees’ salaries on a monthly basis. The total amounts for such employee benefits, which were expensed as incurred, were $1.1 million, $1.3 million and $1.4 million for the years ended December 31, 2015, 2016 and 2017, respectively.

28.	PENSION

The Group’s pension plan includes retirement benefit obligations of $11.4 million and other employee benefit obligations of $0.3 million. Changes in retirement benefit obligation for the years ended December 31, 2016 and 2017 are as follows:

In millions of $	For the year ended December 31, 2016	For the year ended December 31, 2017

Beginning balance	6.5	7.1
Current service cost	2.3	1.7
Payment of severance	(0.7)	(0.1)
Transferred-in from affiliated company	1.4	2.0
Transferred-out to affiliated company	(1.0)	(0.6)
Transfer of business	(1.5)	-
Unrealized actuarial losses	0.3	0.2
Effect of foreign currency translation	(0.2)	1.1

Ending balance	7.1	11.4

Unrealized actuarial losses are recorded in “pension adjustments” in other comprehensive income.

The assumed discount rate used in the accounting of the pension plan is 3.1% and 3.4%, and the estimated salary increasing rate is 4.5% and 4.4% for the year ended December 31, 2016 and 2017, respectively.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	commitments and contingencies

Acquisition of Fixed Assets

As of December 31, 2017, the Group had commitments of $28.9 million related to the acquisition of fixed assets, which is expected to be settled within the next 12 months.

Operating Lease Commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2017 are as follows:

In millions of $	As of December 31, 2017

Year 2018	2.8
Year 2019	1.2
Year 2020	0.4

Total	4.4

The terms of the leases do not contain rent escalation or contingent rent.

Litigation

As of December 31, 2017, the Group is involved in various commercial litigations in the People’s Republic of China, Germany and Turkey. For certain proceedings, the Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the consolidated balance sheets or statements of comprehensive income until the realization of the gain contingency.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	segment reporting

After the Transaction on February 6, 2015, the Group identified two operating segments, Q CELLS Group and the SolarOne Group because the Company’s chief operating decision maker (“CODM”) reviewed the operating results of each operating segment in order to allocate resources and assess the Group’s performance.

In 2016, the Group initiated a restructuring process to align the quality management process and standards and other key operational processes for the Q CELLS Group and the SolarOne Group and now operates their business as one single business segment, which is the development, manufacturing, and sale of PV-related products. In accordance with ASC 280, Segment Reporting, the Company’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

The following table summarizes the Group’s net revenues by country based on the location of the customers:

In millions of $	For the year ended December 31,
	2015	2016	2017

USA	519.4	1,251.2	887.5
South Korea	204.6	155.4	190.8
Japan	192.5	284.0	143.9
UK	187.5	17.9	49.7
The PRC	140.9	126.0	362.7
India	128.2	231.8	175.4
Turkey	120.3	178.4	79.9
Australia	73.0	44.5	62.3
Spain	59.0	0.1	9.1
Germany	42.6	43.7	102.3
France	35.8	10.1	25.0
Chile	23.4	0.2	1.5
Italy	16.0	7.5	18.7
Canada	13.0	11.8	11.1
Belgium	9.6	-	1.4
Switzerland	9.2	0.2	1.2
Malaysia	8.6	16.1	7.5
Israel	4.9	11.2	5.8
Mexico	1.3	0.3	0.4
South Africa	0.6	0.1	0.1
Portugal	0.5	-	0.1
Greece	0.3	-	0.3
Netherlands	0.3	1.6	17.3
Austria	-	-	2.9
Uruguay	-	12.3	13.9
Senegal	-	9.8	0.1
Zimbabwe	-	3.4	-
Others	9.3	8.3	18.0

Total net revenue	1,800.8	2,425.9	2,188.9

The proportion of the Group’s long-lived assets for the PRC and Malaysia are 59.3% and 27.8%, respectively, as of December 31, 2017.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	segment reporting (cont’d)

The customers that accounted for 10% or more of total net revenue for the years ended December 31, 2015, 2016 and 2017 are as follows:

In millions of $	For the year ended December 31,
	2015	2016	2017

Hanwha Q CELLS Japan Co., Ltd.	193.4	284.0	*
NextEra Energy Resources, LLC	*	808.7	345.4

* Less than 10%

31.	Income PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows (in millions of $, except share and per share amounts):

	For the year ended December 31,
	2015	2016	2017

Numerator:
Income (loss) attributable to ordinary shareholders – basic and diluted	43.8	127.5	(12.4)

Denominator:
Weighted-average number of shares outstanding – basic	4,120,369,328	4,158,984,882	4,162,018,711
Effects of dilution of stock options and RSUs granted in connection with the stock option plan	320,340	312,659	-

Weighted-average number of shares outstanding – diluted	4,120,689,668	4,159,297,541	4,162,018,711

Basic net income (loss) per share	$0.01	$0.03	$(0.00)

Diluted net income (loss) per share	$0.01	$0.03	$(0.00)

The historical issued and outstanding ordinary shares of Q CELLS have been recast to retrospectively reflect the number of shares issued in the Transaction in all periods presented.

The Group issued ordinary shares to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Group for this issuance of these ordinary shares. The unused ordinary issued to the share depository bank are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Group.

The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Group.

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Fair value measurementS

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

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017 are summarized below:

	Fair value measurements at December 31, 2016 using:
In millions of $	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2016

Cash and cash equivalents
- Time deposits	-	390.0	-	390.0
- Restricted cash	116.8	-	-	116.8

Foreign currency and interest rate swap derivatives
- Financial assets	-	0.4	-	0.4
- Financial liabilities	-	1.0	-	1.0

	Fair value measurements at December 31, 2017 using:
In millions of $	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2017

Cash and cash equivalents
- Time deposits	-	183.4	-	183.4
- Restricted cash	139.7	-	-	139.7

Foreign currency and interest rate swap derivatives
- Financial assets	-	0.5	-	0.5
- Financial liabilities	-	0.4	-	0.4

 Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	ADDITIONAL FINANCIAL INFORMATION OF THE parent Company

Condensed Balance Sheets

In millions of $	Note	As of December 31, 2016	As of December 31, 2017

Assets
Current assets:
Cash and cash equivalents		2.5	7.0
Other current assets		1.8	1.6
Amount due from subsidiaries	b	314.6	448.1

Total current assets		318.9	456.7

Non-current assets:
Intangible assets		0.3	0.3
Investments in subsidiaries	a	629.9	598.5
Other long-term assets		0.2	-

Total non-current assets		630.4	598.8

Total assets		949.3	1,055.5

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses and other payables		3.4	2.2
Amount due to subsidiaries	b	230.7	277.1
Long term borrowing - current portion	c	87.0	119.8
Total current liabilities		321.1	399.1

Non-current liabilities:
Long-term borrowings	c	120.0	86.9
Notes payable		100.0	99.5
Total non-current liabilities		220.0	186.4

Total liabilities		541.1	585.5

Redeemable ordinary shares (par value $0.0001 per share; 20,062,348 and nil issued and outstanding at December 31, 2016 and December 31, 2017, respectively)		-	-

Shareholders’ equity
Ordinary shares (par value $0.0001 per share; 7,000,000,000 shares authorized; 4,161,175,592 and 4,162,556,067 shares issued and outstanding at December 31, 2016 and December 31, 2017, respectively)		0.4	0.4
Additional paid-in capital		431.7	432.2
Accumulated earnings deficit		107.3	65.7
Accumulated other comprehensive loss		(131.2)	(28.3)
Total shareholders’ equity		408.2	470.0

Total liabilities, redeemable ordinary shares and shareholders’ equity		949.3	1,055.5

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	ADDITIONAL FINANCIAL INFORMATION OF THE parent Company (Cont’d)

Condensed Statements of Comprehensive Income

In millions of $	For the year ended December 31, 2016	For the year ended December 31, 2017

Net revenues	-	-
Cost of revenues	0.2	0.1

Gross loss	(0.2)	(0.1)

Operating expenses	2.2	0.8

Operating loss	(2.4)	(0.9)

Share of income (loss) from subsidiaries	140.3	(34.4)
Interest expenses - net	(4.3)	(3.9)
Other income - net	2.1	0.2
Exchange loss	(7.8)	(2.6)

Income (loss) before income taxes	127.9	(41.6)

Income tax expenses	0.4	-

Net income (loss)	127.5	(41.6)

Other comprehensive income (loss), net of tax
Share of other comprehensive income (loss) from subsidiaries	(60.1)	102.9

Comprehensive income	67.4	61.3

Condensed Statements of Cash Flows

In millions of $	For the year ended December 31, 2016	For the year ended December 31, 2017

Net cash used in operating activities	(7.9)	(0.5)

Net cash provided by (used in) investing activities	69.2	(33.5)

Net cash provided by (used in) financing activities	(59.5)	38.5

Net increase in cash and cash equivalents	1.8	4.5

Cash and cash equivalents at the beginning of year	0.7	2.5

Cash and cash equivalents at the end of year	2.5	7.0

Hanwha Q CELLS Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	ADDITIONAL FINANCIAL INFORMATION OF THE parent Company (Cont’d)

Notes to the Condensed Financial Statements of the Group

(a) Basis of presentation

In the Company’s stand-alone condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception or acquisition. The Company’s stand-alone condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries”. The Company’s share of the subsidiaries’ profit (loss) and other comprehensive income (loss) are presented as “share of profit (loss) from subsidiaries” and “share of other comprehensive income (loss) loss from subsidiaries”, respectively, on the condensed statements of comprehensive income. Under the equity method of accounting, the Company adjusts the carrying amount of the investment for its share of the subsidiary's cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiary's losses.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b) Related party transactions and balance

As of December 31, 2017, all balances with related parties are unsecured, non-interesting bearing and repayable on demand.

(c) Commitments

The Group did not have any significant commitments or long-term obligations, other than the long-term borrowing, as of December 31, 2017.